12/13

06019341

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

BEST AVAILABLE COPY

REGISTRANT'S NAME CSL Limited

*CURRENT ADDRESS 45 Poplar Road Parkville
Victoria 3052 Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 20 2006 E
THOMSON
FINANCIAL

FILE NO. 82- 03785 FISCAL YEAR

• *Complete for initial submissions only* •• *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: ERS

DAT : 12/18/06

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Application for Reinstatement to List of Companies

Claiming the Exemption Pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934, as amended

CSL LIMITED

(SEC File No. 82-03785)

APPENDIX B

VOLUME I of VI

CSL Appoints new Director, July 20, 2004

20 July 2004

CSL LIMITED

CSL APPOINTS NEW DIRECTOR

CSL today announced that Mr Maurice Renshaw had been appointed a Director and would join the CSL Board effective immediately.

An Australian, Mr Renshaw has more than 30 years experience in the international pharmaceutical industry in which he rose to the most senior levels of Pfizer's global management team. His roles included Vice-President of Pfizer Inc, Executive Vice-President Pfizer Consumer Group, and President of Pfizer's Consumer Healthcare Division. Mr Renshaw also led the successful integration of Warner Lambert and Pfizer.

CSL's Chairman, Mr Peter Wade, said that Mr Renshaw's broad knowledge of the global pharmaceutical industry together with his experience of the Warner Lambert and Pfizer integration, would provide great benefit for CSL as it continues to integrate Aventis Behring into its global operations.

For further information, please contact:

Mr Mark Dehring
Investor Relations Manager
CSL Limited
Ph: + 61 03 9389 2818

Mr Tim Duncan
Hintons
Ph: +61 3 9600 1979

CSL Limited 2004 Earnings Expectations clarified, August 3, 2004

3 August 2004

CSL LIMITED

2004 EARNINGS EXPECTATIONS CLARIFIED

CSL Limited today announced that the company was now in a position to clarify the Group's overall earnings for the financial year 2004, following the purchase and ongoing integration of Aventis Behring. This follows on from CSL's update to the market in May this year when the company said it was unable to provide an accurate earnings forecast for 2004.

CSL's reported net profit after tax for the twelve months to June 2004 is expected to be between $210 to $220 million, the profit on sale of the Animal Health business accounting for $75m of this amount.

Dr McNamee said, "Since acquiring Aventis Behring on 31 March this year we've been busy reviewing and consolidating our international operations, including our 20 new subsidiaries, consistent with our integration plan for the businesses.

"The timing of the closure of the acquisition as well as the complex process of integrating Aventis Behring with ZLB has made it difficult to forecast the Group's financials for 2004 with any accuracy. However, given we now have operational control and three months trading results from the newly formed entity, ZLB Behring, we are in a position to provide the market with guidance for fiscal 2004.

"We are also able to confirm that the total discount on acquisition of Aventis Behring allocated to inventory is approximately $285m (US$200m), of which around $70m is included in the 2004 result, with the balance being recognised over the next two years.

"Next year's financial forecasts for ZLB Behring are now being finalised and we'll be commenting on the company's performance and outlook for fiscal 2005 at our forthcoming results announcement," Dr McNamee said.

The company's full year results will be announced on 26 August 2004.

For further information contact:
Mark Dehring
Head of Investor Relations
Telephone +613 9389 2818
Email: mark.dehring@csl.com.au

Preliminary Final Report & Full Year Accounts, August 26, 2004

CSL

26 August 2004

Mr James Gerraty
Manager Listings
Australian Stock Exchange Limited
530 Collins St
MELBOURNE VIC 3000

Dear Mr Gerraty

PRELIMINARY FINAL REPORT –
ACCOUNTS AND MEDIA RELEASE

For the purposes of dual lodgement with the ASX and ASIC, following are a Media Release, CSL's Preliminary Final Report (Appendix 4E), Directors' Report, Statements of Financial Performance and Position, Statement of Cash Flows and Notes to the Financial Statements as at 30 June 2004, Directors' Declaration, Independent Audit Report, and a Presentation announcing the results.

Yours sincerely

Peter Turvey
COMPANY SECRETARY

Phone: +61 3 9389 1911 CSL Limited (ABN 99 051 588 348) Fax: +61 3 9387 8454
45 Poplar Road, Parkville Victoria 3052 Australia

MEDIA RELEASE
26 August 2004

CSL ANNOUNCES FULL YEAR RESULT

CSL Limited today announced its operating results for the full year ended 30 June 2004.

FULL YEAR HIGHLIGHTS

- Reported net profit after tax of $219.6 million for the year ended 30 June 2004 up 212% on the previous year (June 2003 $70.4 million) despite the effect of adverse currency movements of $31 million compared to the previous year;
- Sales revenue of $1.65 billion, which included three months of trading of the combined ZLB Behring;
- Research & Development expenditure of $101.2 million up 11%, reaffirming CSL's commitment to R&D;
- Net operating cashflow of $207 million, up 79% on the previous year;
- Final dividend of 26 cents, fully franked, bringing the full year dividend to 38 cents fully franked;
- The purchase of Aventis Behring at a discount to fair value of US$296 million, which has been merged with ZLB to form ZLB Behring;
- Net proceeds from the sale of the Animal Health business of $162 million against a book value of $60 million resulting in a net profit after tax of $75 million.

Dr McNamee, CSL's Managing Director said, "This has been a transformation year for CSL, firstly with the landmark acquisition of Aventis Behring whose acquisition has considerably strengthened our global plasma therapeutics business and, secondly, with the sale of our Animal Health business.

"The plasma industry has experienced welcome structural change on a global scale and we have been able to position CSL strongly for substantial profitable growth."

/2...

Phone: +61 3 9389 1911 CSL Limited (ABN 99 051 588 348) Fax: +61 3 9387 8454
45 Poplar Road, Parkville Victoria 3052 Australia

INTEGRATION OF ZLB BEHRING

The Company advised that integration of ZLB Behring had progressed well with the following milestones being achieved.

- Restructuring of Headquarters in King of Prussia was largely complete.
- The Glendale office has been closed and the Vienna site was closing.
- Restructuring of the Global Commercial Operations and the Plasma Collection Businesses were well advanced.
- The restructuring of Kankakee was completed.

The Company confirmed that although more than 60% of identified integration milestones had been completed, Marburg restructuring and IT systems integration were still to be finalised, while transfer of intermediates between Kankakee and Bern required validation, FDA submission and approval.

OUTLOOK

Commenting on the outlook for CSL, Dr McNamee said "The plasma therapeutics industry is rationalising, with the market moving to correct the over-supply situation. There is evidence that prices for IVIG in the US are beginning to move towards economically sustainable levels. This global structural change, coupled with our solid progress with integrating ZLB Behring, has strengthened our confidence in CSL's strategic direction.

"However these positive signs must be tempered as our 2003-2004 results include just three months of the combined ZLB Behring operations. At this stage we remain comfortable with the upper end of our previous guidance for 2004-2005 which we provided to the market in December 2003 which was net profit after tax in the region of $250-$270 million subject to currency fluctuations and material price movements for our core plasma products", Dr McNamee said.

For further information, please contact:

Mark Dehring
Head of Investor Relations
CSL Limited
Telephone: +613 9389 2818
Email: mark.dehring@csl.com.au

Group Results

Full year ended June	2004 $m	2003 $m
Sales	1,650.2	1,300.3
Other Revenue	185.5	12.9
Total Revenue	**1,835.7**	**1,313.2**
Earnings before Interest, Tax, Depreciation & Amortisation	**398.8**	**255.1**
Depreciation $80/Amortisation $50	130.0	119.8
Net Interest Expense	14.2	33.5
Tax Expense	35.0	31.3
Profit after tax before Goodwill Amortisation	**261.6**	**112.6**
Net Profit from Ordinary Activities	**219.6**	**70.4**
Total Dividends (cents)	38.0	34.0
Final Dividend (cents)	26.0	22.0
EPS diluted (cents)	122.8	44.1
EPS after tax before Goodwill Amortisation (cents)	146.8	70.6

CSL Limited

ABN: 99 051 588 348

Appendix 4E
Preliminary Final Report for the Year Ended 30 June 2004

Results for announcement to the market

- Revenues from ordinary activities up 39.8% to $1,835,711,000.
- Profit from ordinary activities after tax attributable to members up 211.9% to $219,625,000.
- Net profit for the period attributable to members up 211.9% to $219,625,000.

Dividends	**Amount per security**	**Franked amount per security**
Final dividend	26¢	26¢
Interim dividend paid on 13 April 2004	12¢	12¢
Record date for determining entitlements to the dividend:	24 September 2004	

Review of Operations

Sales revenue for the year increased significantly over the previous year as a result of including a quarter's trading from ZLB Behring. Following the completion of restructuring, the merged plasma products operations will provide the consolidated entity with greater geographic scope leading to better matches of revenues to costs and helping to reduce foreign exchange impacts.

Net profit after tax for the consolidated entity for the year increased by 211.9% on the previous year to $219.6 million, which included $68 million being a portion of the discount on the acquisition of Aventis Behring and net profit after tax on the sale of the company's Animal Health business of $75 million. Net operating cash flow of $207 million was up 79% on the previous year with Research and Development expenditure of $101 million increasing 11% over last year's expenditure. This result is despite the effect of adverse currency movements of $31 million compared to the previous year.

ZLB Behring generated sales revenue for the fourth quarter of $582 million with an EBITDA of $137 million, in a marketplace which was still very competitive with declining US prices for albumin. However the process of integrating the merged plasma products operations of ZLB Behring is progressing well with 35 US collection centres closed, plasma collection reduced by 1 million litres, manufacturing throughput reduced by 1.1 million litres and the consolidation of the sales forces, head offices and testing laboratories.

ZLB Behring's plasma collection operation, ZLB Plasma Services, now has more than 70 plasma collection centres in the US and Germany, which plasma is used to manufacture coagulation therapies to treat haemophilia, critical care products for the treatment of shock in trauma, immunoglobulins for the treatment of infections and autoimmune diseases and wound treatment therapies used to minimise blood loss.

JRH Biosciences maintained its performance and strong growth in sales revenue generated by new services and products such as Biocaze custom bioprocessing systems, and an expanded EX-CELL® line of new proprietary cell culture media with serum operations underpinned by strong demand for Australian foetal bovine serum.

CSL's Pharmaceutical business benefited from increased international market growth of its influenza vaccine, FLUVAX®, which manufacturing facilities were in the process of being expanded to ensure sufficient capacity to satisfy export market demands.

The remainder of the information requiring disclosure to comply with Listing Rule 4.3A is contained in the attached Additional Information, Financial Statements, Directors' Report and media release.

Additional Information

NTA backing

	30 June 2004	30 June 2003
Net tangible asset backing per ordinary security	$6.18	$2.42

Control gained over entities having material effect

On 31 March 2004, the consolidated entity acquired the global plasma therapeutics business of Aventis Behring for $954.0 million through the acquisition of 100% of the share capital of Aventis Behring LLC and Aventis Behring GmbH . The acquired business has been fully integrated with the worldwide ZLB plasma businesses to create the ZLB Behring Group. As described in the Segment Information note in the Financial Report (note 39),this Group includes the acquired Aventis Behring business and the existing ZLB Bioplasma businesses. These businesses are now indivisible and are managed globally as one business, they operate a unified sales force and have a fully integrated supply chain. The ZLB Behring Group has contributed $95,168,000 to the reporting entity's profit from ordinary activities before taxation since the acquisition. It should be noted that as a result of the continuing restructure of the ZLB Behring Group, the result stated for the three months is not fully representative of a full 12 month trading period.

Control lost over entities having material effect

On 26 March 2004, the consolidated entity disposed of the Animal Health business unit. The disposal included the sale of assets in Australia and New Zealand and the disposal of 100% of the voting share capital of Biocor Animal Health Inc. in the USA. The Animal Health business unit contributed $5,170,000 to segment earnings in the Financial Report (see note 37) and $4,623,000 to the reporting entity's profit from ordinary activities before taxation until the loss of control (the prior full year contribution to segment earnings was $8,042,000 and the profit from ordinary activities before taxation was $7,726,000).

Audit report

The audit report is contained in the attached Financial Report.

Peter R Turvey
Company Secretary
26 August 2004

Directors' Report

The Board of Directors of CSL Limited has pleasure in submitting the statement of financial position of the Company and of the consolidated entity at 30 June 2004, and the related statement of financial performance and statement of cash flows for the year then ended, and reports as follows:

1. Directors

The Directors of the Company in office during the financial year and until the date of this report are as follows.

Mr P H Wade (Chairman)
Dr B A McNamee (Managing Director)
Mr J Akehurst (appointed March 2004)
Miss E A Alexander, AM
Mr A M Cipa
Mr C I R McDonald (retired October 2003)
Mr I A Renard
Mr M A Renshaw (appointed July 2004)
Mr K J Roberts, AM
Dr A C Webster

Particulars of the directors' qualifications, experience, special responsibilities, ages and the period for which each has been a director are set out in the Directors' Profiles section of the Annual Report.

2. Directors' Shareholdings and Interests

At the date of this report, the interests of the directors who held office at 30 June 2004 in the shares, options and performance rights of the Company were:

CSL Limited

	Ordinary Shares	Share Options	Performance Rights
P H Wade	28,490		
B A McNamee	770,651	100,000	70,000
J Akehurst	2,500		
E A Alexander	5,215		
A M Cipa	8,468	100,954	40,000
I A Renard	5,342		
K J Roberts	4,872		
A C Webster	7,876		

3. Directors' Interests in Contracts

Particulars of directors' interests in contracts are to be found in Note 27 of the financial statements. This Report also sets out particulars of the Deed of Access, Indemnity and Insurance entered into by the Company with each director.

4. Directors' Meetings

During the year, the Board held 13 meetings. The Audit and Risk Management Committee met four times and the Human Resources Committee met six times. The Nomination Committee comprises the full Board and meets in conjunction with Board Meetings. The Securities and Market Disclosure Committee met 16 times and comprises at least any two Directors, one of whom must be a non-executive director. A Committee of Directors was formed comprising Mr Peter Wade, Miss Elizabeth Alexander, Mr Ian Renard, Dr Brian McNamee and Mr Tony Cipa for the purpose of considering the acquisition of Aventis Behring and related funding arrangements. This Committee met four times.

The attendances of directors at meetings of the Board and its Committees were:

	Board of Directors		Audit and Risk Management Committee		Securities and Market Disclosure Committee	Human Resources Committee		Committee of Directors
	Attended	Maximum	Attended	Maximum	Attended	Attended	Maximum	Attended
P H Wade	13	13	3*		16	1*		4
B A McNamee	13	13	4	4	15	4*		4
J Akehurst	3	3						
E A Alexander	12	13	4	4				4
A M Cipa	13	13	4	4				3
C I R McDonald	4	4	1	1				
I A Renard	13	13	4	4	1	5	6	4
K J Roberts	13	13				6	6	
A C Webster	13	13	3	3		5	6	1

* *Attended for at least part by invitation.*

5. Principal Activities

The principal activities of the consolidated entity during the financial year were the research, development, manufacture, marketing and distribution of biopharmaceutical and allied products. During the year the consolidated entity sold its Animal Health business to Pfizer Inc and the acquisition of Aventis Behring was completed on 31 March, 2004. The previous ZLB Bioplasma operations have been merged with the Aventis Behring business to form ZLB Behring creating a new business with a more diversified product range and five major groups of plasma therapeutics.

6. Operating Results

The consolidated profit of the consolidated entity for the financial year, after providing for income tax, amounted to $219.6m. This represents a 212% increase on the 2002-2003 result of $70.4m.

7. Dividends
The following dividends have been paid or declared since the end of the preceding financial year:

2002-2003 A final dividend for the year ended 30 June, 2003, of 22 cents per ordinary share, fully franked at 30%, was paid on 10 October, 2003, out of profits for that year as declared by the Directors in last year's Directors' Report.

2003-2004 An interim dividend on ordinary shares of 12 cents per share, fully franked at 30%, was paid on 13 April 2004. The Directors of the Company have declared a final dividend of 26 cents per ordinary share, fully franked at 30%, for the year ended 30 June 2004, to be paid out of profits for that year.

In accordance with determinations by the Directors, shareholders were, and will be, entitled to participate in the Company's dividend reinvestment plan in connection with each of these dividends.

Total dividends for the 2003-2004 year are:

	On Ordinary shares $'000
Interim fully franked dividend paid 13 April 2004	$23,499
Final fully franked dividend payable on 8 October 2004	$51,077

8. Review of Operations
Sales revenue for the year increased significantly over the previous year as a result of including a quarter's trading from ZLB Behring. Following the completion of restructuring, the merged plasma products operations will provide the consolidated entity with greater geographic scope leading to better matches of revenues to costs and helping to reduce foreign exchange impacts.

Net profit after tax for the consolidated entity for the year increased by 212% on the previous year to $219.6 million, which included $68 million being a portion of the discount on the acquisition of Aventis Behring and net profit after tax on the sale of the company's Animal Health business of $75 million. Net operating cash flow of $207 million was up 79% on the previous year with Research and Development expenditure of $101 million increasing 11% over last year's expenditure. This result is despite the effect of adverse currency movements of $31 million compared to the previous year.

ZLB Behring generated sales revenue for the fourth quarter of $582 million with an EBITDA of $137 million, in a marketplace which was still very competitive with declining US prices for albumin. However the process of integrating the merged plasma products operations of ZLB Behring is progressing well with 35 US collection centres closed, plasma collection reduced by 1 million litres, manufacturing throughput reduced by 1.1 million litres and the consolidation of the sales forces, head offices and testing laboratories.

ZLB Behring's plasma collection operation, ZLB Plasma Services, now has more than 70 plasma collection centres in the US and Germany, which plasma is used to manufacture coagulation therapies to treat haemophilia, critical care products for the treatment of

shock in trauma, immunoglobulins for the treatment of infections and autoimmune diseases and wound treatment therapies used to minimise blood loss.

JRH Biosciences maintained its performance and strong growth in sales revenue generated by new services and products such as Bioeaze custom bioprocessing systems, and an expanded EX-CELL® line of new proprietary cell culture media with serum operations underpinned by strong demand for Australian foetal bovine serum.

CSL's Pharmaceutical business benefited from increased international market growth of its influenza vaccine, FLUVAX®, which manufacturing facilities were in the process of being expanded to ensure sufficient capacity to satisfy export market demands.

9. Significant changes in the State of Affairs

In April 2004 the Company acquired the plasma therapeutics business of Aventis Behring from Aventis SA for $954 million funded through a mixture of debt and equity and merged its operations with its existing ZLB business to form ZLB Behring thereby establishing a new business with an enhanced competitive position in plasma therapies by combining their strengths in the treatment of haemophilia and critical care with those in immune deficiency.

The Company also sold its Animal Health business to Pfizer Inc in March 2004 for $169 million with net proceeds of $162 million providing a net profit pre-tax of $102 million and net profit after tax of $75 million.

There are no other significant changes in the state of affairs of the consolidated entity during the financial year not otherwise disclosed in this report or in the financial statements.

10. Significant events after year end

Directors are not aware of any matter or circumstance which has arisen since the end of the financial year which has significantly affected or may significantly affect the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in subsequent financial years.

11. Likely Developments and Future Results

Other than comments on likely developments or expected results of certain of the operations of the consolidated entity contained in the Year in Review in the Annual Report, it would unreasonably prejudice the interests of the consolidated entity if this report were to refer further to the likely developments in the operations of the consolidated entity and expected results from those operations in future financial years.

12. Environmental Regulatory Performance

The consolidated entity maintains management systems for health, safety and the environment that are consistent with internationally recognised standards to help ensure that its facilities operate to the highest safety and environmental standards to help protect its employees, contractors and the environment. The consolidated entity also provides appropriate training and resources so that its employees are equipped to work safely and to maintain incident-free workplaces. The consolidated entity's sites throughout the world are required to meet the same stringent requirements established by the Board.

Additionally, the consolidated entity's environmental obligations and waste discharge quotas are regulated under both Australian State and Federal law. All environmental performance obligations are monitored by the Board and subjected from time to time to government agency audits and site inspections. The consolidated entity has a policy of complying with and, where appropriate, exceeding its environmental obligations.

The consolidated entity also endeavours to minimise the environmental impact of its operations by recycling waste paper and other materials and by the responsible management and disposal of all product packaging.

No environmental breaches have been notified by the Environmental Protection Authority in Victoria, Australia, or by any other equivalent interstate or foreign government agency in relation to the Company's Australian or international operations during the year ended 30 June 2004.

13. Share Options

Unissued Shares
As at the date of this report, there were:

- 4,190,790 unissued ordinary shares under options (4,190,790 at balance date); and
- 395,300 unissued ordinary shares under performance rights (395,300 at balance date).

Refer to Note 29 of the financial statements for further details of the options and performance rights outstanding.

Holders of options or performance rights do not have any right, by virtue of the options or performance rights, to participate in any share issue by the Company or any other body corporate or in any interest issue by any registered managed investment scheme.

Shares issued as a result of the exercise of options and performance rights
During the financial year, employees have exercised options to acquire 222,740 fully paid ordinary shares in the Company at a weighted average exercise price of $12.40. Since the end of the financial year, no further options have been exercised. There were no shares issued as a result of the exercise of performance rights during the financial year or since the end thereof.

During, and since the end of, the financial year, no performance rights were exercised.

14. Directors and Officers Remuneration
Remuneration of senior executives within the Company is reviewed by the Human Resources Committee. Remuneration is determined as part of an annual performance review having regard to market factors, a performance evaluation process and independent remuneration advice. For executive directors and officers, remuneration packages generally comprise salary, a performance-based bonus and superannuation.

Executives are also provided with longer term incentives through the [Senior Executive Share Ownership Plan II, the Global Employee Share Plan and the Performance Rights Plan, which act to align the executives' actions with the interests of the shareholders.

Non-executive directors are not entitled to performance based bonuses or share options. The Board has implemented a Non-Executive Directors' Share Plan under which at least 20% of a directors' base fees are taken in the form of shares in the Company. That Plan was approved by the Company's shareholders at the 2002 Annual General Meeting.

The Board meets annually to review its own performance. The Chairperson also holds discussions with individual directors to facilitate this peer review. The non-executive directors are responsible for evaluating the performance of the Managing Director who in turn evaluates the performance of all other senior executives. These evaluations are based on specific criteria including the Company's business performance, whether the long term strategic objectives are being achieved and the achievement of individual performance objectives.

Details of remuneration provided to directors ($A) and the five most highly remunerated officers of the Consolidated Entity and the Company are as follows:

	Salary $	Fee [6] $	Bonus $	Super $	Cash Total $	Non - Monetary benefits $	Attributable Option and Performance Right value under ASIC guidelines [5] $	Total $	Number of Options Granted during, or since the end of, the year	Number of Performance Rights Granted during, or since the end of, the year
P H Wade	-	210,000	-	18,900	228,900	-	-	228,900		
B A McNamee	947,207	-	482,500	44,254	1,473,961	79,635	65,522	1,619,118		70,000
A M Cipa	406,552	-	176,000	33,448	616,000	2,645	132,697	751,342		40,000
E A Alexander	-	110,000	-	9,900	119,900	-	-	119,900		
C I R McDonald [4]	-	349,439	-	2,443	351,882	-	-	351,882		
I A Renard	-	107,500	-	9,675	117,175	-	-	117,175		
K J Roberts	-	105,000	-	9,450	114,450	-	-	114,450		
A C Webster	-	103,750	-	9,338	113,088	-	-	113,088		
J Akehurst	-	25,000	-	2,250	27,250	-	-	27,250		
P Turner [1][3]	745,385	-	403,056	40,823	1,189,264	-	286,897	1,476,161		24,800
T Giarla [1]	384,809	-	182,252	15,421	582,482	34,307	169,800	786,589	45,000	-
C Armit	369,544	-	160,000	28,800	558,344	-	238,850	797,194		8,400
P Bordonaro	324,883	-	105,900	27,512	458,295	23,647	111,117	593,059		20,800
K Milroy	263,063	-	145,801	32,935	441,799	19,425	166,928	628,152	35,000	5,800
A Cuthbertson	290,000	-	72,500	-	362,500	10,987	201,017	574,504		11,100
P Turvey	295,392	-	101,100	40,440	436,932	20,558	179,448	636,938		17,100
P Grujic [1][2]	707,708	-	-	20,500	728,208	-	215,456	943,664	35,000	

Note 1: P Turner, T Giarla and P Grujic were not employees of the parent entity during the financial year. P Turner was paid in Swiss Francs and T Giarla and P Grujic were paid in $US, but reported in $A at the average exchange rate.

Note 2: The amount shown as salary for P Grujic includes redundancy entitlements and other contractual obligations consistent with his termination entitlements.

Note 3: The amount shown as salary for P Turner includes ex-patriate living allowances.

Note 4: The amount shown as fees for C I R McDonald include a retirement payment of $322,292.

Note 5: Options issued under the Revised Senior Executive Share Ownership Plan (SESOP II) and performance rights issued under the Performance Rights Plan have been valued using the Binomial Model valuation methodology as at the grant date adjusted for the probability of performance hurdles being achieved. The amounts disclosed in remuneration have been determined by allocating the value of the options and performance rights evenly over the period from grant date to vesting date in accordance with ASIC guidelines. As a result, the current year includes options that were granted in prior years and therefore disclosed as part of remuneration in prior years using the grant date basis of measurement.

Note 6: Under the Non-Executive Directors Share Plan at least 20% of non-executive directors base fees must be taken in the form of shares in the Company.

15. Indemnification of Directors and Officers

During the financial year, the following insurance and indemnity arrangements were in place concerning directors and officers of the consolidated entity:

The Company has executed a Director's Deed with each director, as approved by the Board and pursuant to a waiver granted by the Australian Securities and Investments Commission under section 196(1) of the Corporations Act, regarding access to Board papers, indemnity and insurance. Each Deed provides:

(a) an ongoing and unlimited indemnity to the relevant director against liability incurred by that director in or arising out of the conduct of the business of the Company or of a Subsidiary (as defined in the Corporations Act) or in or arising out of the discharge of the duties of that director. The indemnity is given to the extent permitted by law and to the extent and for the amount that the relevant director is not otherwise entitled to be, and is not actually, indemnified by another person or out of the assets of a corporation, where the liability is incurred in or arising out of the conduct of the business of that corporation or in the discharge of the duties of the director in relation to that corporation;

(b) that the Company will maintain, for the term of each director's appointment and for seven years following cessation of office, an insurance policy for the benefit of each director which insures the director against liability for acts or omissions of that director in the director's capacity or former capacity as a director of the Company; and

(c) the relevant director with a right of access to Board papers relating to the director's period of appointment as a director for a period of seven years following that director's cessation of office. Access is permitted where the director is, or may be, defending legal proceedings or appearing before an inquiry or hearing of a government agency or an external administrator, where the proceedings, inquiry or hearing relates to an act or omission of the director in performing the director's duties to the Company during the director's period of appointment.

In addition to the Director's Deeds, Rule 146 of the Company's Constitution requires the Company to indemnify each "officer" of the Company and of each wholly owned subsidiary of the Company out of the assets of the Company "to the relevant extent" against any liability incurred by the officer in the conduct of the business of the Company or in the conduct of the business of such wholly owned subsidiary of the Company or in the discharge of the duties of the officer unless incurred in circumstances which the Board resolves do not justify indemnification.

For this purpose, "officer" includes a director, executive officer, secretary, agent, auditor or other officer of the Company. The indemnity only applies to the extent the Company is not precluded by law from doing so, and to the extent that the officer is not otherwise entitled to be or is actually indemnified by another person, including under any insurance policy, or out of the assets of a corporation, where the liability is incurred in or arising out of the conduct of the business of that corporation or in the discharge of the duties of the officer in relation to that corporation.

The Company paid insurance premiums of $806,150 in respect of a contract insuring each individual director of the Company and each full time executive officer, director and secretary of the Company and its controlled entities, against certain liabilities and expenses arising as a result of work performed in their respective capacities, to the extent permitted by law.

16. Rounding

The amounts contained in this report and in the financial report have been rounded to the nearest $1,000 (where rounding is applicable) unless specifically stated otherwise under the relief available to the Company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies.

This report has been made in accordance with a resolution of directors.

Signed

Peter H Wade (Director)

Signed

Brian A McNamee (Director)
Melbourne

25 August 2004

CSL Limited

ABN: 99 051 588 348

Financial Statements for the Year Ended 30 June 2004

CSL Limited and its controlled entities
Statement of Financial Performance
For the year ended 30 June 2004

	Notes	Consolidated Entity 2004 $000	Consolidated Entity 2003 $000	Parent Entity 2004 $000	Parent Entity 2003 $000
Sales revenue	2	1,650,196	1,300,344	416,593	456,368
Cost of sales		1,070,028	820,037	221,259	232,426
Gross profit		580,168	480,307	195,334	223,942
Other revenues	2	185,515	12,863	116,206	5,513
Research and development expenses		101,188	91,529	46,856	50,434
Selling and marketing expenses		146,433	112,178	44,374	47,790
General and administration expenses		131,029	92,125	38,190	38,626
Borrowing costs	3(b)	23,742	34,228	307	225
Carrying amount of net assets of discontinued operations sold	37	59,281	-	24,920	-
Other expenses	3(b)(i)	49,381	61,378	-	-
Profit from ordinary activities before income tax expense		254,629	101,732	156,893	92,380
Income tax expense relating to ordinary activities	4	35,004	31,309	36,553	22,863
Net profit attributable to members of CSL Limited	25	219,625	70,423	120,340	69,517
Net exchange difference on translation of financial statements of self-sustaining foreign operations	24	64,435	(53,699)	-	-
Share issue costs	23	(10,126)	-	(10,126)	-
Decrease in retained profits on adoption of revised accounting standard AASB 1028 "Employee Benefits"		-	(501)	-	(295)
Total revenues, expenses and valuation adjustments attributable to members of CSL Limited recognised directly in equity		54,309	(54,200)	(10,126)	(295)
Total changes in equity other than those resulting from transactions with owners as owners attributable to members of CSL Limited	26	273,934	16,223	110,214	69,222
		cents	cents		
Basic earnings per share	38	123.3	44.2		
Diluted earnings per share	38	122.8	44.1		

The above statement of financial performance should be read in conjunction with the accompanying notes.

CSL Limited and its controlled entities
Statement of Financial Position
As at 30 June 2004

	Notes	Consolidated Entity 2004 $000	Consolidated Entity 2003 $000	Parent Entity 2004 $000	Parent Entity 2003 $000
CURRENT ASSETS					
Cash assets	5	**114,896**	83,466	**12,700**	40,736
Receivables	6	**532,196**	169,866	**43,265**	61,737
Inventories	7	**1,352,578**	490,094	**66,147**	79,826
Other	8	**31,860**	5,972	**3,894**	1,502
Total Current Assets		**2,031,530**	749,398	**126,006**	183,801
NON-CURRENT ASSETS					
Receivables	9	**6,489**	7,649	**305,109**	125,127
Other financial assets	10	**8,223**	2,786	**1,204,058**	694,797
Property, plant and equipment	11	**887,017**	537,556	**259,199**	264,012
Deferred tax assets	12	**77,644**	22,381	**9,825**	10,493
Intangibles	13	**859,870**	894,987	**20,000**	20,000
Other	14	**4,610**	4,781	**-**	-
Total Non-Current Assets		**1,843,853**	1,470,140	**1,798,191**	1,114,429
TOTAL ASSETS		**3,875,383**	2,219,538	**1,924,197**	1,298,230
CURRENT LIABILITIES					
Payables	15	**458,502**	193,715	**53,905**	58,867
Interest-bearing liabilities	16	**13,297**	611	**-**	-
Current tax liabilities	17	**26,903**	15,873	**21,960**	11,678
Provisions	18	**199,406**	33,167	**15,843**	15,163
Total Current Liabilities		**698,108**	243,366	**91,708**	85,708
NON-CURRENT LIABILITIES					
Payables	19	**19,559**	51,420	**-**	2,500
Interest-bearing liabilities	20	**834,788**	577,448	**-**	-
Deferred tax liabilities	21	**80,577**	38,976	**12,699**	12,938
Provisions	22	**168,309**	25,630	**20,712**	25,630
Total Non-Current Liabilities		**1,103,233**	693,474	**33,411**	41,068
TOTAL LIABILITIES		**1,801,341**	936,840	**125,119**	126,776
NET ASSETS		**2,074,042**	1,282,698	**1,799,078**	1,171,454
EQUITY					
Contributed equity	23	**1,502,417**	936,430	**1,502,417**	936,430
Reserves	24	**76,587**	16,367	**22,824**	22,824
Retained profits	25	**495,038**	329,901	**273,837**	212,200
TOTAL EQUITY	26	**2,074,042**	1,282,698	**1,799,078**	1,171,454

The above statement of financial position should be read in conjunction with the accompanying notes.

CSL Limited and its controlled entities
Statement of Cash Flows
For the year ended 30 June 2004

	Notes	Consolidated Entity 2004 $000	Consolidated Entity 2003 $000	Parent Entity 2004 $000	Parent Entity 2003 $000
Cash flows from Operating Activities					
Receipts from customers (inclusive of GST)		1,715,258	1,319,241	440,359	463,105
Payments to suppliers and employees (inclusive of GST)		(1,446,852)	(1,128,858)	(341,209)	(360,585)
Interest received		9,525	753	10,202	359
Income taxes paid		(45,764)	(29,382)	(25,842)	(14,605)
Borrowing costs		(25,173)	(46,239)	(307)	(225)
Net cash inflow from operating activities	35	206,994	115,515	83,203	88,049
Cash flows from Investing Activities					
Proceeds from sale of property, plant and equipment		413	8,209	45	23
Payments for property, plant and equipment		(79,591)	(74,279)	(31,611)	(24,450)
Payments for other investments		(635)	(750)	(635)	(750)
Payment for investment in controlled entities		-	-	(508,626)	-
Purchase of business, net of cash acquired	36	-	(16,222)	-	-
Purchase of controlled entities, net of cash acquired	36	(772,870)	-	-	-
Payments for restructuring of acquired entities and businesses	18	(25,752)	(37,789)	-	-
Net proceeds from the sale of the Animal Health business unit	37	161,627	-	100,109	-
Payments for intellectual property		(8,123)	(36,357)	-	-
Net cash outflow from investing activities		(724,931)	(157,188)	(440,718)	(25,177)
Cash flows from Financing Activities					
Proceeds from issue of shares		554,304	7,468	554,304	7,468
Payment of share issue costs		(10,126)	-	(10,126)	-
Dividends paid		(35,364)	(54,091)	(35,364)	(54,091)
Advances to controlled entities		-	-	(179,335)	(44,981)
Proceeds from borrowings		233,654	689,570	-	-
Repayment of borrowings		(200,466)	(603,661)	-	-
Net cash inflow/(outflow) from financing activities		542,002	39,286	329,479	(91,604)
Net increase/(decrease) in cash held		24,065	(2,387)	(28,036)	(28,732)
Cash at the beginning of the financial year		82,855	89,355	40,736	69,468
Exchange rate variations on foreign cash balances		3,423	(4,113)	-	-
Cash at the end of the financial year	35	110,343	82,855	12,700	40,736

The above statement of cash flows should be read in conjunction with the accompanying notes.

CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

1 Summary of Significant Accounting Policies

(a) Basis of Accounting
The financial report is a general purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001 including applicable Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with. The financial report has been prepared in accordance with the historical cost convention.

(b) Changes in Accounting Policies
The accounting policies adopted are consistent with those of the previous year.

(c) Principles of Consolidation
The consolidated financial statements are those of the consolidated entity, comprising CSL Limited (the parent entity) and all entities that CSL Limited controlled during the year and at balance date. CSL Limited and its controlled entities together are referred to in this financial report as the consolidated entity. All intercompany balances and transactions, between entities in the consolidated entity, including any unrealised profits or losses, have been eliminated in full.

Where control of an entity is obtained during a financial year, its results are included in the consolidated statement of financial performance from the date on which control commences. Where there is loss of control of an entity, the consolidated financial statement of performance includes the results for the part of the reporting period during which control existed.

(d) Income Tax
Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related taxation benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred income tax. The net future income tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of being realised.

(e) Foreign Currency Translation
Transactions in foreign currencies of entities within the consolidated entity are converted to Australian currency at the rate of exchange ruling at the date of the transaction.

Amounts payable to and by the entities within the consolidated entity that are outstanding at the reporting date and are denominated in foreign currencies have been converted to Australian currency using rates of exchange ruling at the end of the financial year.

The assets, liabilities and equity of integrated foreign operations are translated using the temporal rate method. Any exchange difference arising through the use of the temporal method is taken directly to the statement of financial performance.

The assets, liabilities and equity of self-sustaining foreign operations are translated using the current rate method. Any exchange difference arising through the use of the current rate method is taken directly to the foreign currency translation reserve.

The exchange gains and losses arising on those foreign currency borrowings which are designated as hedges of self-sustaining controlled foreign entities are offset in the foreign currency translation reserve against the gains and losses arising on the translation of the net assets of those entities. These circumstances represent an effective natural hedge.

(f) Inventories
All inventories are stated at the lower of cost and net realisable value. Cost includes direct material and labour and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity.

(g) Acquisitions of Assets

The purchase method of accounting is used for all acquisitions of assets regardless of whether shares or other assets are acquired. Cost is measured as the fair value of consideration given at the date of acquisition plus costs directly attributable to the acquisition.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of the acquisition. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Where the consideration for an acquisition is specifically hedged, exchange gains or losses on the hedging transaction arising up to the date of acquisition and costs relative to the hedging transaction are deferred and included in the cost of acquisition.

Provisions for restructuring costs and related employee termination benefits are recognised as at the date of acquisition of an entity on the basis described in the accounting policy notes 1(n) and 1(x) respectively.

Where goodwill arises it is brought to account on the basis described in Note 1(l).

Where an entity is acquired and the fair value of the identifiable net assets acquired, including any liability for restructuring costs, exceeds the cost of acquisition, the difference represents a discount on acquisition. The discount on acquisition is accounted for by reducing proportionately the fair values of the non-monetary assets acquired until the discount is eliminated.

(h) Freehold Property, Plant and Equipment

Freehold land and buildings are recorded at deemed cost which is not in excess of the recoverable amount. Provision for depreciation of buildings has been made.

The consolidated entity is of the opinion that land and buildings are indivisible and constitute one class of asset. Land and buildings are disclosed separately in Note 11 to provide supplementary information regarding the depreciation of buildings in accordance with AASB 1041 Revaluation of Non-Current Assets.

Plant and equipment is stated at cost less depreciation or amortisation which is not in excess of the recoverable amount. Capital work in progress is stated at cost.

Property, plant and equipment, except freehold land, are depreciated over their economic lives on a straight line basis as follows:

Buildings	5 - 30 years
Plant and equipment	3 - 15 years
Leasehold improvements	5 - 10 years

(i) Recoverable Amount

Non-current assets measured using the cost basis are not carried at an amount above their recoverable amount, and where carrying values exceed this recoverable amount assets are written down. In determining recoverable amount, the expected net cash flows have been discounted to their present value using a market determined, risk adjusted rate of 9.5%.

(j) Leasehold Improvements

The cost of improvements to leasehold properties is amortised over the unexpired period of the lease or the estimated useful life of the improvement whichever is the shorter.

(k) Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Operating leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight-line basis.

Finance leases

Leases which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the group are capitalised at the present value of the minimum lease payments and disclosed as property, plant and equipment. A lease liability of equal value is also recognised.

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. Minimum lease payments are allocated between interest expense and reduction of the lease liability with the interest expense calculated using the interest rate implicit in the lease and recognised directly in net profit.

Surplus lease space

The liability of surplus lease space is the net future payments for surplus lease space under non-cancellable operating leases discounted at rates implicit in the leases.

(l) Goodwill

On acquisition of some or all of the assets of another entity, the identifiable net assets acquired are measured at their fair value. The excess of the fair value of the purchase consideration plus incidental expenses over the fair value of the identifiable net assets is brought to account as goodwill and is amortised on a straight line basis over the period of expected benefit which currently ranges from 10 to 20 years. The carrying value of goodwill is reviewed at each reporting date by the directors and written down where it is considered that the carrying amount exceeds the recoverable amount.

(m) Research and Development, Patents and Intellectual Property

Current expenditure on research and development and on patents is charged against profit from ordinary activities as incurred. Expenditure on equipment used in research and development activities is capitalised in property, plant and equipment and depreciated over its estimated useful life. Purchased intellectual property and other intangibles are carried at cost and amortised over the expected benefit, not exceeding 20 years. The carrying value of intellectual property and other intangibles is reviewed annually by the directors and written down where it is considered the carrying amount exceeds its recoverable amount.

(n) Provisions

Provisions are recognised when the consolidated entity has a legal, equitable or constructive obligation to make a future sacrifice of economic benefits to other entities as a result of past transactions or other past events, it is probable that future sacrifice of economic benefits will be required and a reliable estimate can be made of the amount of the obligation.

Dividends

A provision for dividends is not recognised as a liability unless the dividends are declared, determined or publicly recommended on or before the reporting date.

IBNR

The Incurred But Not Reported (IBNR) provision is determined on an actuarial basis as the present value of potential future payments, using statistics based on past experience and a judgemental assessment of relevant risk and probability factors The liability covers claims incurred but not paid, incurred but not reported and the anticipated direct and indirect costs of settling those claims.

Restructuring

Liabilities for the cost of restructuring entities acquired are recognised as at the date of the acquisition of an entity, if the main features of the restructuring were planned and there was a demonstrable commitment to the restructuring at the acquisition date and this is supported by a detailed plan developed within three months of the acquisition or prior to the completion of the financial report, if earlier.

(n) Provisions (continued)

Onerous contracts

A provision for onerous contracts is recognised when the expected benefits to be derived from a contract are less than the unavoidable costs of meeting the obligations under the contract.

The provision recognised is based on the excess of the estimated cash flows to meet the unavoidable costs under the contract over the estimated cash flows to be received in relation to the contract, having regard to the risks of the activities relating to the contract. The net estimated cash flows are discounted using market yields at balance date on national government guaranteed bonds with terms to maturity and currency that match, as close as possible, the expected future payments, where the effect of discounting is material.

(o) Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Sales revenue

Sales revenue comprises revenue earned (net of returns, discounts and allowances) from the provision of products external to the consolidated entity. Sales revenue is recognised when title of the goods has passed to the buyer.

Interest income

Interest income is recognised as it accrues.

Other revenue

Other revenue, including government grants, is recognised when the entitlement is confirmed.

(p) Cash and Cash Equivalents

Cash on hand and in banks and short-term deposits are stated at nominal value.

For the purpose of the statement of cash flows, cash includes cash on hand and at call deposits with banks or financial institutions and investments in money market instruments, net of bank overdrafts.

Bank overdrafts are carried at the principal amount. Interest is charged as an expense as it accrues.

(q) Goods and Services Tax and other foreign equivalents (GST)

Revenues, expenses and assets are recognised net of GST except where the amount of GST incurred is not recoverable. Receivables and payables are stated at the GST inclusive amount.

Cash flows are included in the cash flow statement on a gross basis. The GST component of cash flows arising from investing and financing activities that are recoverable are classified as operating cash flows.

(r) Other Financial Assets

Interests in non-controlled entities or non-associated corporations are included in investments at the lower of cost or the recoverable amount.

(s) Receivables

Trade debtors are initially recorded at the amount of the contracted sale proceeds. Provision for doubtful debts is recognised to the extent that recovery of the outstanding receivable balance is considered no longer probable.

Other debtors and other receivables are recognised and carried at the nominal amount due. They are non-interest bearing and have various repayment terms.

(t) Payables

Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Trade and other creditors are non-interest bearing and have various repayment terms.

Swap payable represents the net position of foreign currency swap positions used to hedge borrowings. This swap was entered into with the objective of reducing the future exchange rate fluctuations on foreign currency borrowings.

(u) Interest-Bearing Liabilities
Bank and other loans are carried on the statement of financial position at their principal amount. Interest is charged as an expense as it accrues.

(v) Derivative Financial Instruments
The consolidated entity enters into forward exchange contracts where it agrees to sell specified amounts of foreign currencies in the future at a predetermined exchange rate. The objective is to match the contracts with committed future cash flows from sales and purchases in foreign currencies, to protect the consolidated entity against exchange rate movements.

The consolidated entity has entered into interest rate swap agreements that are used to convert the variable interest rate of its borrowings to fixed interest rates It is the consolidated entity's policy not to recognise interest rate swaps in the financial statements. Net receipts and payments are recognised as an adjustment to interest expense.

(w) Borrowing Costs
Borrowing costs are expensed in the period in which they are incurred, except where they are included in the costs of qualifying assets, or ancillary costs associated with originating a loan. Any ancillary costs are amortised over the period of the loan.

(x) Employee Benefits
Provision is made for employee benefits accumulated as a result of employees rendering services up to reporting date. These benefits include wages and salaries, annual leave, long service leave and other post retirement benefits.

Employee benefits including on costs, expected to be settled within one year together with benefits arising from wages and salaries and annual leave which will be settled after one year, have been measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. Long service leave and other post retirement benefits, including on costs, payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits.

Employee benefits expenses and revenues are charged against profits on a net basis in their respective categories.

Defined Benefit Superannuation Plans
Contributions to defined benefit superannuation plans maintained by the consolidated entity are expensed in the year they are paid or become payable. No amount is recognised in respect of the net surplus or deficit of each plan except for the recognition of any net liabilities that exist within acquired entities at date of their acquisition.

Termination Benefits arising as a consequence of acquisitions
Liabilities for termination benefits relating to an acquired entity that arise as a consequence of acquisitions are recognised as at the date of acquisition if the main features of the terminations were planned and a valid expectation had been raised in those employees affected that the terminations would be carried out and this is supported by a detailed plan developed within three months of the acquisition or prior to the completion of the financial report, if earlier. These liabilities are disclosed in aggregate with other restructuring costs as a consequence of the acquisition.

(y) Equity-Based Compensation Schemes
Certain employees are entitled to participate in equity-based compensation schemes. Loans are provided to assist in the purchase of shares and options. The details of the schemes are described in Note 29.

No remuneration expense is recognised in respect of issues made through the equity-based compensation schemes. Amounts outstanding on employee share loans are included in non current receivables.

CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

	Note	Consolidated Entity 2004 $000	Consolidated Entity 2003 $000	Parent Entity 2004 $000	Parent Entity 2003 $000
2 Revenue from Ordinary Activities					
Sales revenue		1,650,196	1,300,344	416,593	456,368
Other revenue					
Interest received/receivable					
Other persons and/or corporations		9,461	668	8,825	273
Controlled entities		-	-	1,298	2,225
Specified directors and executives		79	23	79	23
Dividend revenue					
Controlled entities		-	-	2,035	-
Proceeds from sale of property, plant and equipment		413	8,209	45	23
Net proceeds from sale of Animal Health business unit	37	161,627	-	100,109	-
Rent		389	191	389	191
Royalties		9,393	84	180	84
Collaborative revenue		1,149	998	1,149	998
Other		3,004	2,690	2,097	1,696
Total other revenues		185,515	12,863	116,206	5,513
Total revenue from ordinary activities		1,835,711	1,313,207	532,799	461,881

3 Operating Profit
Profit from ordinary activities before income tax includes the following specific net gains and expenses:

	Note	Consolidated Entity 2004 $000	Consolidated Entity 2003 $000	Parent Entity 2004 $000	Parent Entity 2003 $000
(a) Net gains/(losses)					
Net gain/(loss) on disposal of property, plant and equipment		(2,584)	87	(1,034)	(19)
Net gain on the disposal of the Animal Health business unit	37	102,346	-	75,189	-
Foreign exchange gains/(losses)		3,386	(182)	9,106	1,919
Foreign currency translation gains/(losses)		(159)	160	-	-
(b) Expenses					
Borrowing costs					
Interest paid/payable					
Other persons and/or corporations		22,768	33,232	307	225
Other borrowing costs		974	996	-	-
Total borrowing costs		23,742	34,228	307	225
Depreciation					
Buildings		9,104	8,304	3,953	3,843
Plant and equipment		69,896	55,763	28,024	27,622
Total depreciation		79,000	64,067	31,977	31,465
Amortisation					
Leasehold improvements		2,004	2,435	-	-
Intellectual Property (i)		2,949	1,807	-	-
Goodwill (i)		46,042	51,487	-	-
Total amortisation		50,995	55,729	-	-

(i) The functional expense classification of Other Expenses includes goodwill and intellectual property amortisation.

	Consolidated Entity 2004 $000	Consolidated Entity 2003 $000	Parent Entity 2004 $000	Parent Entity 2003 $000
Other charges against assets				
Doubtful debts	814	199	7	-
Writedown of inventory to net realisable value	20,156	12,885	3,855	3,579
Rental expenses relating to operating leases	36,975	13,098	2,610	2,664
Superannuation contributions - defined benefit fund	24,036	12,163	3,645	3,148

CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

	Consolidated Entity		Parent Entity	
	2004	2003	2004	2003
	$000	$000	$000	$000

4 Income Tax
The income tax expense for the financial year differs from the amount calculated on the profit. The differences are reconciled as follows:

	2004 $000	2003 $000	2004 $000	2003 $000
Profit from ordinary activities before income tax expense	254,629	101,732	156,893	92,380
Income tax calculated at 30%	76,389	30,520	47,068	27,714
Tax effect of permanent differences				
Non-deductible depreciation and amortisation	3,520	296	296	296
Research and development	(2,308)	(2,829)	(2,308)	(2,829)
Equity Raising costs	(879)	(452)	(879)	(452)
Non-assessable capital gain	(5,684)	-	(5,684)	-
Restructuring costs relating to acquisition of controlled entity	(36,032)	-	-	-
Exempt dividends received	-	-	(610)	-
Inventory cost base differences	(35,302)	-	-	-
Sundry items	(1,590)	(1,365)	(1,436)	(1,462)
Unrecognised deferred tax assets	15,041	-	-	-
Effects of different rates of tax on overseas income	20,785	5,537	-	-
Under/(Over) provision in prior year	1,064	(398)	106	(404)
Income tax expense attributable to profit from ordinary activities	35,004	31,309	36,553	22,863

Tax consolidation legislation
As a consequence of the substantive enactment of the Tax Consolidation legislation and since the Board of Directors has not, at the date of signing this report, made a decision to adopt the tax consolidation system, the consolidated entity has applied UIG 39 'Effect of Proposed Tax Consolidation Legislation on Deferred Tax Balances'. The application of UIG 39 has not materially impacted the consolidated entities' deferred tax balances.

5 Current Assets - Cash assets

	2004 $000	2003 $000	2004 $000	2003 $000
Cash at bank and on hand	112,478	83,466	12,700	40,736
Cash deposits	2,418	-	-	-
	114,896	83,466	12,700	40,736

6 Current Assets - Receivables

	2004 $000	2003 $000	2004 $000	2003 $000
Trade debtors	495,909	157,499	33,520	54,837
Less: provision for doubtful debts	1,642	1,211	500	500
	494,267	156,288	33,020	54,337
Sundry debtors	37,929	13,578	10,245	7,400
	532,196	169,866	43,265	61,737

7 Current Assets - Inventories

	2004 $000	2003 $000	2004 $000	2003 $000
Raw materials and stores - at cost	326,340	108,625	12,508	18,899
Less: provision for diminution in value	3,851	2,236	424	852
Raw materials and stores - net	322,489	106,389	12,084	18,047
Work in progress - at cost	565,306	207,116	13,955	26,212
Less: provision for diminution in value	16,924	14,651	309	338
Work in progress - net	548,382	192,465	13,646	25,874
Finished goods - at cost	490,397	197,525	41,202	36,622
Less: provision for diminution in value	8,690	6,285	785	717
Finished goods - net	481,707	191,240	40,417	35,905
	1,352,578	490,094	66,147	79,826

CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

	Consolidated Entity		Parent Entity	
	2004	2003	2004	2003
	$000	$000	$000	$000
8 Current Assets - Other				
Prepayments	31,860	5,972	3,894	1,502
9 Non-Current Assets - Receivables				
Related bodies corporate				
Wholly owned controlled entities	-	-	294,909	113,539
Partly owned controlled entities	-	-	3,939	3,939
Loans to specified directors (refer Note 27)	1,882	1,893	1,882	1,893
Loans to specified executives (refer Note 27)	1,930	1,587	1,930	1,587
Loans to other employees (refer Note 29)	2,677	4,169	2,449	4,169
	6,489	7,649	305,109	125,127
10 Non-Current Assets - Other financial assets				
Investments in non-controlled entities at cost	4,421	3,786	4,421	3,786
Less: provision for diminution in value of investments	1,000	1,000	1,000	1,000
	3,421	2,786	3,421	2,786
Other	4,802	-	-	-
Shares in controlled entities (refer Note 34)	-	-	1,200,637	692,011
	8,223	2,786	1,204,058	694,797
11 Non-Current Assets - Property, Plant and Equipment				
Land at cost				
Opening balance	27,101	30,624	25,029	25,029
Additions	-	259	-	-
Disposals	(644)	(3,310)	-	-
Additions through acquisition of controlled entities	654	-	-	-
Currency translation differences	(21)	(472)	-	-
Closing balance	27,090	27,101	25,029	25,029
Buildings at cost				
Opening balance	188,802	182,892	70,973	65,005
Additions	193	1,688	-	-
Disposals	(12,424)	(5,300)	-	-
Additions through acquisition of controlled entities	23,978	-	-	-
Transferred from capital work in progress	2,160	19,431	242	5,968
Currency translation differences	3,739	(9,909)	-	-
Closing balance	206,448	188,802	71,215	70,973
Accumulated depreciation				
Opening balance	24,825	18,579	14,711	10,868
Depreciation for the year	9,104	8,304	3,953	3,843
Disposals	(1,280)	(1,108)	-	-
Currency translation differences	592	(950)	-	-
Closing balance	33,241	24,825	18,664	14,711
Net book value	173,207	163,977	52,551	56,262
Net book value of land and buildings	200,297	191,078	77,580	81,291

	Consolidated Entity		Parent Entity	
	2004	2003	2004	2003
	$000	$000	$000	$000
11 Non-Current Assets - Property, Plant and Equipment (continued)				
Leasehold improvements at cost				
Opening balance	11,117	4,916	168	168
Additions	237	5,826	-	-
Disposals	(543)	(548)	-	-
Additions through acquisition of controlled entities	-	253	-	-
Transferred from capital work in progress	1,358	2,283	-	-
Currency translation differences	(482)	(1,613)	-	-
Closing balance	11,687	11,117	168	168
Accumulated amortisation				
Opening balance	3,798	2,144	168	168
Amortisation for the year	2,004	2,435	-	-
Disposal	(186)	(230)	-	-
Currency translation differences	(41)	(551)	-	-
Closing balance	5,575	3,798	168	168
Net book value of leasehold improvements	6,112	7,319	-	-
Plant and equipment at cost				
Opening balance	666,608	613,051	453,003	422,474
Additions	9,111	5,745	-	-
Disposals	(72,579)	(6,966)	(30,224)	(79)
Additions through acquisition of controlled entities	272,131	1,013	-	-
Transferred from capital work in progress	42,380	74,183	8,428	30,608
Currency translation differences	24,777	(20,418)	-	-
Closing balance	942,428	666,608	431,207	453,003
Accumulated Depreciation				
Opening balance	364,055	321,606	294,761	267,176
Depreciation for the year	69,896	55,763	28,024	27,622
Disposals	(53,374)	(6,664)	(25,777)	(37)
Currency translation differences	1,413	(6,650)	-	-
Closing balance	381,990	364,055	297,008	294,761
Net book value of plant and equipment	560,438	302,553	134,199	158,242
Capital work in progress				
Opening balance	36,606	73,484	24,479	36,605
Additions	70,050	60,761	31,611	24,450
Additions through acquisition of controlled entities	53,675	-	-	-
Transferred to buildings at cost	(2,160)	(19,431)	(242)	(5,968)
Transferred to plant and equipment at cost	(42,380)	(74,183)	(8,428)	(30,608)
Transferred to leasehold improvements at cost	(1,358)	(2,283)	-	-
Currency translation differences	5,737	(1,742)	-	-
Closing balance	120,170	36,606	47,420	24,479
Total net book value of property, plant and equipment	887,017	537,556	259,199	264,012

Valuation of land and buildings

(a) Land and buildings are valued every three years.

(b) The directors' most recent valuation of land and buildings was at 30 June 2002 being $285,096,000 for the consolidated entity compared to a written down value of $173,931,000 at 30 June 2004 for the land and buildings valued at that time.

(c) The valuation of land and buildings is based on their fair market value based on existing use. The valuations in Australia and New Zealand were carried out by PR Dickinson, AAPI AREI; AK Brown, AAPI; and PW Senior, ANZIV SNZPI, of CB Richard Ellis Pty Ltd. The valuations in the USA were carried out by ME Kancel, SCGA, of Bliss Associates Inc., and by PR Seevers, MAI SRA, of Seevers Jordan Ziegenmeyer. The valuations in Switzerland were carried out by MGA Lequen Se Lacroix, MIRCS, of ONCOR International.

(d) The value of land and buildings acquired through the acquisition of controlled entities is the fair value at the time of the aquisition less the portion of the discount on acquisition allocated to these assets.

Assets under finance lease

Assets under finance lease are included in buildings and plant and equipment. The written down value of assets under finance lease was $13.1 million and $32.8 million respectively.

CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

	Consolidated Entity		Parent Entity	
	2004	2003	2004	2003
	$000	$000	$000	$000
12 Non-Current Assets - Deferred tax assets				
Future income tax benefit	77,644	22,381	9,825	10,493
Attributable to timing differences	77,644	19,466	9,825	10,493
Attributable to carried forward losses	-	2,915	-	-
	77,644	22,381	9,825	10,493

At 30 June 2004, the consolidated entity has unrecognised tax losses carried forward of $47.2 million. (2003: Nil).

This benefit for tax losses will only be obtained if:

(i) the consolidated entity derives future assessable income of a nature and an amount sufficient to enable the benefit from the deductions for the losses to be realised, and

(ii) the consolidated entity continues to comply with the conditions for deductibility imposed by tax legislation, and

(iii) no changes in tax legislation adversely affect the consolidated entity in realising the benefit from the deductions for the losses.

	Consolidated 2004	Consolidated 2003	Parent 2004	Parent 2003
13 Non-Current Assets - Intangibles				
Goodwill at cost (i)	963,407	946,594	-	-
Less: accumulated amortisation	178,027	126,821	-	-
	785,380	819,773	-	-
Intellectual property	60,277	57,828	-	-
Less: accumulated amortisation	5,787	2,614	-	-
	54,490	55,214	-	-
Other intangibles	20,000	20,000	20,000	20,000
	859,870	894,987	20,000	20,000

(i) The foreign currency translation differences arising from the translation of self-sustaining foreign operations has increased goodwill at cost by $16 million this financial year.

	Consolidated 2004	Consolidated 2003	Parent 2004	Parent 2003
14 Non-Current Assets - Other				
Deferred borrowing costs	4,610	4,781	-	-
15 Current Liabilities - Payables				
Trade creditors	232,413	110,744	26,236	27,518
Accruals and other creditors	191,861	77,432	27,669	31,349
Swap payable (refer Note 41)	34,228	5,539	-	-
	458,502	193,715	53,905	58,867
16 Current Liabilities - Interest bearing liabilities				
Unsecured				
Bank overdrafts	4,553	611	-	-
Bank loans (refer Note 20(a))	1,363	-	-	-
Lease liability (refer Note 20(e))	2,028	-	-	-
Surplus lease space (refer Note 20(f))	5,353	-	-	-
	13,297	611	-	-
17 Current Liabilities - Tax liabilities				
Income tax	26,903	15,873	21,960	11,678
18 Current Liabilities - Provisions				
Employee benefits (refer to Note 29)	61,520	23,522	14,593	14,707
Restructuring (i)	115,879	9,305	-	-
Onerous contracts (ii)	17,420	-	-	-
Other (iii)	4,587	340	1,250	456
	199,406	33,167	15,843	15,163

Restructuring

This provision is for restructuring in relation to and as a result of the acquisition of Aventis Behring and other prior acquisitions. The acquisition of Aventis Behring is discussed further in Note 36.

Onerous contracts

The provision recognised is based on the excess of the estimated cash flows to meet the unavoidable costs under certain contracts over the estimated cash flows to be received in relation to the contracts, having regard to the risks of the activities relating to the contracts. The net estimated cash flows are discounted using market yields at balance date on national government guaranteed bonds with terms to maturity and currency that match, as close as possible, the expected future payments, where the effect of discounting is material.

	Consolidated Entity		Parent Entity	
	2004	2003	2004	2003
	$000	$000	$000	$000
18 Current Liabilities - Provisions (continued)				
Movements				
(i) Restructuring				
Carrying amount at the beginning of the financial year	9,305	40,484	-	-
Provision made on acquisition (Note 36)	115,360	6,170	-	-
Additional provision	9,270	-		
Payments made	(25,752)	(37,789)	-	-
Currency translation differences	7,696	440	-	-
Carrying amount at the end of the financial year	115,879	9,305	-	-
(ii) Onerous contracts				
Carrying amount at the beginning of the financial year	-	-	-	-
Provision acquired	15,970	-	-	-
Currency translation differences	1,450	-	-	-
Carrying amount at the end of the financial year	17,420	-	-	-
(iii) Other				
Carrying amount at the beginning of the financial year	340	3,921	456	2,988
Additional provision	3,472	1,008	2,292	979
Provision acquired	3,487	-	-	-
Payments made	(2,712)	(1,339)	(1,498)	(1,111)
Provision no longer required	-	(3,250)	-	(2,400)
Carrying amount at the end of the financial year	4,587	340	1,250	456
19 Non-Current Liabilities - Payables				
Other creditors	19,559	25,388	-	2,500
Swap payable (refer Note 41)	-	26,032	-	-
	19,559	51,420	-	2,500
20 Non-Current Liabilities - Interest bearing liabilities				
Unsecured				
Bank loans (a)	236,172	177,719	-	-
Vendor loans (b)	25,776	25,142	-	-
Senior Unsecured Notes (c)	362,371	374,587		
Deferred cash settlement for subsidiary acquired (d)	158,146	-	-	-
Lease liability (e)	43,174	-	-	-
Surplus lease space (f)	9,149	-		
	834,788	577,448	-	-

(a) The group has a global multi-currency facility of $A750 million. During the year, a further 130 million Euro was drawn down and a repayment of 100 million Euro also made. The facility matures in December 2005 with an option to roll over until December 2007. Interest is payable semi-annually in arrears at a variable rate.

(b) A Swiss franc vendor loan is provided by Rotkreuzstiftung Zentrallaboratorium Blutspendedienst SRK as a deferred settlement of 22.5% of the purchase price for the assets of Rotkreuzstiftung Zentrallaboratorium. The loan balance matures in July 2005. Interest is fixed at 4.75% for the term of the loan.

(c) Represents USD250 million of Senior Unsecured Notes into the US Private Placement market. The Notes mature in December 2012 with interest fixed at 5.30% and 5.90%. Repayments are made biannually from December 2006 to December 2012.

(d) At reporting date, the company had a deferred cash settlement representing the present value of the remaining consideration payable for the acquisition of Aventis Behring, discounted at the prevailing commercial borrowing rate and payable in tranches as follows:-

Payment (USD)	*Payment Date*	*Discount Rate*
30 million	1 July 2006	3.79%
30 million	31 December 2006	4.29%
65 million	31 December 2007	4.66%

(e) Finance leases have an average lease term of 18 years. The average discount rate implicit in the leases is 6.37%.

(f) The liability of surplus lease space is the net future payments for surplus lease space under non-cancellable operating leases discounted at rates implicit in the leases. Refer to Note 32.

Refer to Note 35 for details on the total facilities available and drawn down.

CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

	Consolidated Entity		Parent Entity	
	2004	2003	**2004**	2003
	$000	$000	**$000**	$000
21 Non-Current Liabilities - Deferred tax liabilities				
Provision for deferred income tax	**80,577**	38,976	**12,699**	12,938
22 Non-Current Liabilities - Provisions				
Claims provision including IBNR (i)	**11,161**	15,853	**11,161**	15,853
Employee benefits (refer to Note 29 and 30(f))	**140,801**	9,777	**9,551**	9,777
Onerous contracts (ii)	**16,347**	-	**-**	-
	168,309	25,630	**20,712**	25,630

Claims provision including IBNR
The Australian Government has indemnified CSL Limited for certain existing and potential claims made for personal injury and damage suffered through use of certain products manufactured by CSL Limited under government ownership. The indemnity covers AIDS and hepatitis related claims for blood products derived from Australian blood. The indemnity also covers CJD claims for human pituitary hormones (manufacture of which ceased in 1985) and claims for pertussis vaccines manufactured prior to June 1994.

Onerous contracts
Refer to Note 18 for description of provision.

Movements

	Consolidated Entity		Parent Entity	
	2004	2003	**2004**	2003
(i) Claims provision including IBNR				
Carrying amount at the beginning of the financial year	**15,853**	21,168	**15,853**	21,168
Additional provision	**308**	-	**308**	-
Provision no longer required	**(5,000)**	(5,315)	**(5,000)**	(5,315)
Carrying amount at the end of the financial year	**11,161**	15,853	**11,161**	15,853
(ii) Onerous contracts				
Carrying amount at the beginning of the financial year	**-**	-	**-**	-
Provision acquired	**14,987**	-	**-**	-
Currency translation differences	**1,360**	-	**-**	-
Carrying amount at the end of the financial year	**16,347**	-	**-**	-

	Consolidated Entity		Parent Entity	
	2004	2003	2004	2003
	$000	$000	$000	$000
23 Contributed Equity				
Ordinary shares fully paid	1,502,417	936,430	1,502,417	936,430

	2004		2003	
	Number of shares	$000	Number of shares	$000
Movements in shares on issue:				
Opening balance	159,938,660	936,430	158,470,491	923,856
Shares issued on equity placement (a)	27,905,594	438,118	-	-
Shares issued to shareholders through participation in Share Purchase Plan (b)	7,041,824	110,556	-	-
Shares issued to employees through participation in SESOP II (c)	222,740	2,825	1,219,977	8,025
Shares issued to shareholders through participation in Shareholder Plan (d)	-	-	170,350	3,625
Shares issued to shareholders through participation in Dividend Reinvestment Plan (e)	1,229,417	23,197	-	-
Shares issued to employees through participation in GESP (f)	110,142	1,417	77,842	924
Share issue placement costs (a) and (b)	-	(10,126)	-	-
Balance at 30 June	196,448,377	1,502,417	159,938,660	936,430

(a) On 10 December 2003 the parent entity issued 27,905,594 fully paid shares at $15.70 per share for the purpose of enabling the consolidated entity to acquire Aventis Behring. Costs associated with the equity raising have been applied against contributed equity.

(b) On 26 February 2004 the parent entity issued 7,041,824 fully paid shares at $15.70 per share for the purpose of enabling the consolidated entity to acquire Aventis Behring. Costs associated with the equity raising have been applied against contributed equity.

	Consolidated Entity		Parent Entity	
	2004	2003	2004	2003
	$000	$000	$000	$000
(c) Options exercised under SESOP II as disclosed at Note 29 during the year were as follows:				
- 31,000 issued at $11.45	355	-	355	-
- 64,300 issued at $12.19	784	-	784	-
- 127,440 issued at $13.23	1,686	-	1,686	-
- 530,333 issued at $0.01	-	5	-	5
- 200,000 issued at $8.93	-	1,786	-	1,786
- 56,314 issued at $10.82	-	609	-	609
- 61,400 issued at $11.45	-	703	-	703
- 371,930 issued at $13.23	-	4,922	-	4,922
	2,825	8,025	2,825	8,025
(d) Shares issued to shareholders under the Shareholder Plan were as follows:				
- 170,350 issued at $21.28 on 15 November 2002	-	3,625	-	3,625
(e) Shares issued to shareholders under the Dividend Reinvestment Plan were as follows:				
- 482,802 issued at $22.30 on 27 April 2004	10,766	-	10,766	-
- 746,615 issued at $16.65 on 17 October 2003	12,431	-	12,431	-
	23,197	-	23,197	-
(f) Shares issued to employees under Global Employee Share Plan (GESP) as disclosed in Note 29 were as follows:				
- 44,721 issued at $14.32 on 16 March 2004	640	-	640	-
- 65,421 issued at $11.87 on 9 September 2003	777	-	777	-
- 77,842 issued at $11.87 on 12 March 2003	-	924	-	924
	1,417	924	1,417	924

Terms and conditions of contributed equity

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the company.

CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

	Consolidated Entity		Parent Entity	
	2004	2003	**2004**	2003
	$000	$000	**$000**	$000
24 Reserves				
Composition				
Asset revaluation reserve	**22,051**	22,308	**22,824**	22,824
Foreign currency translation reserve	**54,536**	(5,941)	**-**	-
	76,587	16,367	**22,824**	22,824
Movements				
Asset revaluation reserve				
Opening balance	**22,308**	22,308	**22,824**	22,824
Transfer to retained profits	**(257)**	-	**-**	-
Closing balance	**22,051**	22,308	**22,824**	22,824
Foreign currency translation reserve				
Opening balance	**(5,941)**	47,758	**-**	-
Net exchange differences on translation of foreign controlled entities, net of hedge	**64,435**	(53,699)	**-**	-
Transfer to retained profits	**(3,958)**	-	**-**	-
Closing balance	**54,536**	(5,941)	**-**	-

Nature and purpose of reserves

The Asset Revaluation Reserve was used to record increments and decrements in the value of non-current assets. The reserve can only be used to pay dividends in limited circumstances. All land and buildings previously revalued are now carried at deemed cost.

The Foreign Currency Translation Reserve is used to record exchange differences arising from the translation of the financial statements of self-sustaining operations and exchange gains and losses arising on those foreign currency borrowings which are designated as hedges of self-sustaining controlled foreign entities.

	Consolidated 2004	Consolidated 2003	Parent 2004	Parent 2003
25 Retained Profits and Dividends				
Retained profits at the beginning of the financial year	**329,901**	279,206	**212,200**	162,205
Adjustment arising from adoption of revised accounting standard:				
AASB 1028 "Employee Benefits"	**-**	(501)	**-**	(295)
AASB 1044 "Provisions, Contingent Liabilities and Contingent Ass(	**-**	34,864	**-**	34,864
Transfer from asset revaluation reserve	**257**	-	**-**	-
Transfer from foreign currency translation reserve	**3,958**	-	**-**	-
Dividends provided for or paid	**(58,703)**	(54,091)	**(58,703)**	(54,091)
Net profit attributable to CSL Limited	**219,625**	70,423	**120,340**	69,517
Retained profits at the end of the financial year	**495,038**	329,901	**273,837**	212,200
Appropriation of 2002 final dividend (22 cents per share fully franked) in respect of shares issued after 30 June 2002 and before the record date for dividends	**-**	60	**-**	60
Final ordinary dividend of 22 cents per share fully franked paid on 10 October 2003 (2003: 22 cents per share fully franked)	**35,204**	34,864	**35,204**	34,864
Interim ordinary dividend of 12 cents per share fully franked paid on 13 April 2004 (2003: 12 cents per share fully franked)	**23,499**	19,167	**23,499**	19,167
	58,703	54,091	**58,703**	54,091
Dividends not recognised at year end				
In addition to the above dividends, since year end the directors have recommended the payment of a final dividend of 26 cents per share fully franked. The aggregate amount of the proposed dividend is expected to be paid on 8 October 2004 out of retained profits at 30 June 2004, but not recognised as a liability	**51,077**		**51,077**	
Franking credit balance				
The amount of retained profits and reserves that could be distributed as fully franked dividends from franking credits that exist or will arise after payment of income tax in the next year, excluding debits attaching to the final dividend not recognised at year end.				
Class C - franked to 30%	**47,070**	40,932	**44,687**	33,766

	Consolidated Entity		Parent Entity	
	2004	2003	2004	2003
	$000	$000	$000	$000
26 Equity				
Total equity at the beginning of the financial year	1,282,698	1,273,131	1,171,454	1,108,888
Total changes in equity recognised in the statement of financial performance	273,934	16,223	110,214	69,222
Transactions with owners as owners				
Adjustment arising from adoption of revised accounting standards	-	34,864	-	34,864
Contributed equity	576,113	12,571	576,113	12,571
Dividends	(58,703)	(54,091)	(58,703)	(54,091)
Total equity at 30 June	2,074,042	1,282,698	1,799,078	1,171,454

27 Director and Executive Disclosure

Details of Specified Directors and Specified Executives

Directors

The following persons were directors of CSL Limited during the financial year and up to the date of this report:

P H Wade (Non-executive Chairman)
E A Alexander (Non-executive director)
C I R McDonald (retired on 16 October 2003)
K J Roberts (Non-executive director)
J Akehurst (commenced 1 April 2004)(Non-executive director)
Dr B A McNamee (Managing Director)
A M Cipa (Finance Director)
I A Renard (Non-executive director)
A C Webster (Non-executive director)
M Renshaw (commenced 20 July 2004)(Non-executive director)

Executives

The following persons were the executives (other than executive directors) with the greatest authority for the strategic direction and management of the consolidated entity ("Specified Executives") during the year:

P Turner
C Armit
P Bordonaro
P Turvey
T Giarla
K Milroy
A Cuthbertson
P Grujic (resigned 26 March 2004)

Remuneration of Directors and Executives

Remuneration Policy

Executive Directors and Executives

The Human Resources Committee of the Board of Directors of CSL Limited is responsible for making recommendations to the Board on the remuneration packages of senior executives. However the entire Board reserves responsibility for approving remuneration for senior executives, the Managing Director and non-executive directors and setting the terms of employment of the Managing Director. Where appropriate, the Human Resources Committee consider independent advice in setting remuneration levels.

Executives' remuneration packages are made up of fixed and performance-linked components. Base executive remuneration is a salary fixed at a level competitive with market rates. In addition, executives may be awarded an incentive payment based on their individual performance, the performance of their division (where applicable) and the performance of the CSL Group during the preceding financial year. Incentive payments and salary increases are determined at the completion of annual performance management reviews, and derive directly from the results of that process. Incentive payments are calculated by reference to performance objectives and assessment criteria set as part of the Company's Performance Management System. Executive directors and executives are also entitled to an incentive payment based on the successful integration of the Aventis Behring group into the consolidated entity in 2005 and 2006.

All executive directors and executives are eligible to participate in the Performance Rights Plan. The Plan, which was approved by shareholders at the 2003 annual general meeting, provides long term incentives for executives. The Performance Rights Plan which includes vesting conditions and performance hurdles complements the Company's existing Senior Executive Share Ownership Plan (SESOP II).

Some executive directors and executives also have long term incentives issued under SESOP II. Options issued under SESOP II are subject to vesting periods, and their vesting is dependent upon the relevant individual and the company meeting pre-determined performance hurdles. As mentioned earlier, SESOP II has been largely replaced by the Performance Rights Plan.

All executive directors and executives have ongoing service agreements with no specific terms. As part of their employment agreement, Dr B A McNamee, A M Cipa, P Turner, C Armit, P Bordonaro, P Turvey and A Cuthbertson are entitled to a payment of termination benefits on early termination by the employer, other than for gross misconduct, equal to 12 months of their base salary and superannuation.

Non-Executives Directors

The Company's Constitution sets the maximum aggregate amount of remuneration which may be paid to non-executive directors at $1,000,000. Increases to this sum must be approved by shareholders at a general meeting. Non-executive directors are not entitled to performance based bonuses or share options. Instead, under the Non-Executive Directors' Share Plan (the NED Share Plan) at least 20% of each director's fees are taken in the form of shares in the Company. The NED Share Plan was approved by shareholders at the 2002 annual general meeting. As contemplated by the Constitution, remuneration for any extra services by individual directors, or the reimbursement of reasonable expenses incurred by directors, may also be approved by the Board from time to time.

Non-executive directors were entitled to a retirement allowance as approved by shareholders in 1994 equal to the highest fees over any consecutive 36 months of service. If the director had served more than five years on the board, they would receive another 5% of the base allowance for every additional year served, up to a limit of 15 years. The Board terminated this retirement plan as at 31 December 2003 and froze the retirement allowance as at that date.

CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

27 Director and Executive Disclosure (continued)

Cessation of the Chief Executive Officer Memorandum of Understanding
The parent entity entered into a Memorandum of Understanding with Dr B A McNamee dated 16 July 1998 (the MOU). The MOU provided shares or options on or before 31 December 2004 as the form of award payable to Dr B A McNamee.

The MOU was terminated on 16 October 2003 and replaced by the Performance Rights Plan as approved by the shareholders at the annual general meeting on the same day.

Remuneration of Directors

	Primary			Post Employment		Other	Total
	Salary and Fees $	Bonus $	Non-Monetary Benefits $	Super-annuation $	Retirement Benefits $	Equity-Based Compensation [1] $	$
P H Wade							
2004	**210,000**	-	-	**18,900**	-	-	**228,900**
2003	200,000	-	-	18,000	-	-	218,000
Dr B A McNamee							
2004	**947,207**	**482,500**	**79,635**	**44,254**	-	**65,522**	**1,619,118**
2003	1,060,908	-	42,922	-	-	4,120,209	5,224,039
E A Alexander							
2004	**110,000**	-	-	**9,900**	-	-	**119,900**
2003	100,000	-	-	9,000	-	-	109,000
A M Cipa							
2004	**406,552**	**176,000**	**2,645**	**33,448**	-	**132,697**	**751,342**
2003	384,757	73,500	2,474	31,797	-	249,677	742,205
C I R McDonald (retired on 16 October 2003)							
2004	**27,147**	-	-	**2,443**	**322,292**	-	**351,882**
2003	92,500	-	-	8,325	-	-	100,825
I A Renard							
2004	**107,500**	-	-	**9,675**	-	-	**117,175**
2003	92,500	-	-	8,325	-	-	100,825
K J Roberts							
2004	**105,000**	-	-	**9,450**	-	-	**114,450**
2003	95,000	-	-	8,550	-	-	103,550
A C Webster							
2004	**103,750**	-	-	**9,338**	-	-	**113,088**
2003	90,000	-	-	8,100	-	-	98,100
J Akehurst (commenced 1 April 2004)							
2004	**25,000**	-	-	**2,250**	-	-	**27,250**
2003	-	-	-	-	-	-	-
M Renshaw (commenced 20 July 2004)							
2004	-	-	-	-	-	-	-
2003	-	-	-	-	-	-	-
Total Remuneration:							
2004	**2,042,156**	**658,500**	**82,280**	**139,658**	**322,292**	**198,219**	**3,443,105**
2003	2,115,665	73,500	45,396	92,097	-	4,369,886	6,696,544

[1] The executive directors equity-based remuneration includes options issued under the Revised Senior Executive Share Ownership Plan (SESOP II) and performance rights issued under the Performance Rights Plan. The options and rights have been valued using the Binomial Model option valuation methodology as at the grant date adjusted for the probability of performance hurdles being achieved.
The amounts disclosed in remuneration have been determined by allocating the value of the options and performance rights evenly over the period from grant date to vesting date in accordance with ASIC guidelines. As a result, the current year includes options that were granted in prior years and therefore disclosed as part of the executive directors remuneration in prior years using the grant date basis of measurement.

CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

27 Director and Executive Disclosure (continued)

Remuneration of Specified Executives

	Primary			Post Employment		Other	Total
	Salary and Fees $	Bonus $	Non-Monetary Benefits $	Super-annuation $	Retirement Benefits $	Equity-Based Compensation [1] $	$
P Turner							
2004	**745,385**	**403,056**	-	**40,823**	-	**286,897**	**1,476,161**
2003	740,353	-	6,345	28,344	-	456,017	1,231,059
T Giarla							
2004	**384,809**	**182,252**	**34,307**	**15,421**	-	**169,800**	**786,589**
2003	392,284	187,521	-	15,586	-	131,572	726,963
C Armit							
2004	**369,544**	**160,000**	-	**28,800**	-	**238,850**	**797,194**
2003	359,019	97,500	-	28,080	-	493,046	977,645
P Bordonaro							
2004	**324,883**	**105,900**	**23,647**	**27,512**	-	**111,117**	**593,059**
2003	283,649	50,400	24,251	24,366	-	249,705	632,371
K Milroy							
2004	**263,063**	**145,801**	**19,425**	**32,935**	-	**166,928**	**628,152**
2003	157,345	36,750	17,521	26,441		128,425	366,482
A Cuthbertson							
2004	**290,000**	**72,500**	**10,987**	-	-	**201,017**	**574,504**
2003	244,798	27,700	10,703	21,499	-	260,374	565,074
P Turvey							
2004	**295,392**	**101,100**	**20,558**	**40,440**		**179,448**	**636,938**
2003	291,989	62,400	18,573	37,440	-	273,630	684,032
P Grujic (resigned 26 March 2004)							
2004	**707,708**	-	-	**20,500**		**215,456**	**943,664**
2003	496,029	111,366	4,902	20,500	-	177,346	810,143
Total Remuneration:							
2004	**3,380,784**	**1,170,609**	**108,924**	**206,431**	-	**1,569,513**	**6,436,261**
2003	2,965,466	573,637	82,295	202,256	-	2,170,115	5,993,769

[1]The specified executives equity-based remuneration includes options issued under the Revised Senior Executive Share Ownership Plan (SESOP II) and performance rights issued under the Performance Rights Plan. The options and rights have been valued using the Binomial Model option valuation methodology as at the grant date adjusted for the probability of performance hurdles being achieved.
The amounts disclosed in remuneration have been determined by allocating the value of the options and performance rights evenly over the period from grant date to vesting date in accordance with ASIC guidelines. As a result, the current year includes options that were granted in prior years and therefore disclosed as part of the specified executives remuneration in prior years using the grant date basis of measurement.

Remuneration - Performance Rights

During the financial year performance rights were granted as equity compensation benefits to certain specified directors and executives as disclosed below. The performance rights were issued for no consideration. Each right entitles the holder to subscribe for one fully paid ordinary share in the entity for either Nil or monetary consideration not exceeding $1.00 per share (or such other amount as is determined by the Board from time to time).

A Performance Right may only be exercised when it has become a Vested Performance Right. Unvested Performance Rights cannot be exercised. Vested Performance Rights can be exercised from the date they become Vested Performance Rights until they lapse.

Performance Rights may become Vested Performance Rights if the Company satisfies specified Performance Hurdles during specified Performance Periods. The Performance hurdle is the Company's Total Shareholder Return (TSR) relative to the ASX top 100 index (excluding commercial banks, oil and gas and selected metals and mining companies).

The Performance Period is 3 years (or, if not fully met after 3 years, then 4 years or 5 years) with the Test Dates occurring at the end of Years 3, 4 and 5. The Performance Hurdles will 'cascade' so that a proportion of Performance Rights become Vested Performance Rights when a minimum target is reached, and the proportion will increase as performance exceeds the minimum target.
If, on any Test Date, the Company's performance does not place it above the 50th percentile, in terms of TSR ranking, none of the Performance Rights will vest. Where the Company is placed at or above the 75th percentile, all of the Performance Rights will vest. Between the 50th and 75th percentiles, the proportion of Performance Rights that will vest will increase on a straight line basis.

No loans are provided by the Company in relation to the grant of Performance Rights to, or exercise of Performance Rights by employees under the Performance Rights Plan.

27 Director and Executive Disclosure (continued)

Remuneration - Performance Rights (continued)
The table below provides details of movements in Performance Rights:

	Opening Balance at 1 July 2003	Number Granted	Balance at June 2004	Grant Date	Number Lapsed	Terms and Conditions for each Grant: Value per Right at Grant date	First Exercise Date	Last Exercise Date
Directors								
Dr B A McNamee	-	30,000		16-Oct-2003	-	$10.52	30-Sep-2006	16-Oct-2010
		40,000	70,000	31-Mar-2004	-	$15.14	31-Mar-2007	31-Mar-2011
A M Cipa	-	20,000		16-Oct-2003	-	$10.52	30-Sep-2006	16-Oct-2010
		20,000	40,000	31-Mar-2004	-	$15.14	31-Mar-2007	31-Mar-2011
Specified Executives								
P Turner	-	12,600		27-Oct-2003	-	$11.33	30-Sep-2006	27-Oct-2010
		12,200	24,800	31-Mar-2004	-	$14.34	31-Mar-2007	31-Mar-2011
C Armit	-	8,400	8,400	27-Oct-2003	-	$11.33	30-Sep-2006	27-Oct-2010
P Bordonaro	-	14,800		27-Oct-2003	-	$11.33	30-Sep-2006	27-Oct-2010
		6,000	20,800	31-Mar-2004	-	$14.34	31-Mar-2007	31-Mar-2011
K Milroy	-	5,800	5,800	31-Mar-2004	-	$14.34	27-Oct-2010	31-Mar-2011
A Cuthbertson	-	6,100		27-Oct-2003	-	$11.33	30-Sep-2006	27-Oct-2010
		5,000	11,100	31-Mar-2004	-	$14.34	31-Mar-2007	31-Mar-2011
P Turvey	-	7,100		27-Oct-2003	-	$11.33	30-Sep-2006	27-Oct-2010
		10,000	17,100	31-Mar-2004	-	$14.34	31-Mar-2007	31-Mar-2011
		198,000	198,000		-			

No performance rights were exercised or lapsed during the year. As at 30 June 2004, no performance rights had vested.

Remuneration - SESOP II
The establishment of the SESOP II plan was approved by special resolution at the annual general meeting of the Company on 20 November 1997.

During the financial year options were granted as equity compensation benefits to certain specified directors and executives as disclosed below.

Under the rules of SESOP II no loan is made to the recipients of options until the option is exercised. Consequently, no amounts are recorded in receivables until the option is exercised.

The options are issued for a term of seven years and begin to be exercisable after the third anniversary of the date of grant. The options cannot be transferred and are not quoted on the ASX.

Performance hurdles for both the consolidated entity and employees must be met before the options can be exercised.The exercise price is calculated using the weighted average price over the 5 days preceding the issue date of the option.

	Opening Balance 1 July 2003	During the year: Granted [1]	Exercised	Lapsed	Balance at 30 June 2004	Vested [2]
Directors						
Dr B A McNamee	100,000	-	-	-	100,000	100,000
A M Cipa	100,954	-	-	-	100,954	85,954
Specified Executives						
P Turner	185,192	-	-	-	185,192	90,192
T Giarla	135,000	45,000	(40,500)	-	139,500	63,000
C Armit	250,000	-	-	-	250,000	160,000
P Bordonaro	101,000	-	-	-	101,000	86,000
K Milroy	49,000	35,000	-	-	84,000	35,000
A Cuthbertson	135,000	-	-	-	135,000	48,000
P Turvey	115,924	-	-	-	115,924	65,924
P Grujic	85,000	35,000	(70,000)	(50,000)	-	-
	1,257,070	115,000	(110,500)	(50,000)	1,211,570	734,070

[1] These SESOP II options were granted on 1 July 2003 and have been valued using the Binomial Model option valuation methodology at $4.58 per option. The exercise price of the options is $12.19 and the first and last exercise dates are 1 July 2006 and 1 July 2010 respectively.

[2] The amount of options vested at balance date are all exercisable.

CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

27 Director and Executive Disclosure (continued)

Shares issued on exercise of equity based remuneration
During the financial year, the following shares were issued on the exercise of equity based remuneration:

	Number of shares	Paid $ per share	Unpaid $ per share
Specified Executives			
T Giarla	40,500	$13.23	-
P Grujic	35,000	$13.23	-
P Grujic	35,000	$12.19	-
	110,500		

Shareholdings of Specified Directors and Executives in CSL Limited
Details of shareholdings of specified directors and executives are as follows:

	Opening Balance 1 July 2003	During the year: On Exercise of Options	During the year: Net Change Other	Balance at 30 June 2004
Directors				
Dr B A McNamee	770,333	-	318	770,651
A M Cipa	8,000	-	468	8,468
P H Wade	18,427	-	10,063	28,490
E A Alexander	3,897	-	1,318	5,215
K J Roberts	3,564	-	1,308	4,872
I A Renard	3,962	-	1,380	5,342
A C Webster	6,568	-	1,308	7,876
C I R McDonald	40,564	-	530	41,094
J Akehurst	-	-	2,500	2,500
Specified Executives				
P Turner	12,242		(10,192)	2,050
T Giarla	-	40,500	-	40,500
C Armit	252	-	462	714
P Bordonaro	36,760	-	-	36,760
K Milroy	30,272	-	1,032	31,304
A Cuthbertson	30,061	-	318	30,379
P Turvey	30,272	-	462	30,734
P Grujic	14,000	70,000	(70,000)	14,000
	1,009,174	110,500	(58,725)	1,060,949

Loans to Directors and Specified Executives
Details of the aggregate of loans to directors and specified executives are as follows:

	Opening Balance $000	Interest Charged $000	Interest not charged $000	Balance at 30 June 2004 $000	Number in group 30 June 2004
Directors					
2004	1,893	51	133	1,882	2
2003	86	1	46	1,893	2
Specified Executives					
2004	1,587	28	137	1,930	6
2003	658	22	104	1,587	7
Total Directors and Specified Executives					
2004	3,480	79	270	3,812	8
2003	744	23	150	3,480	9

27 Director and Executive Disclosure (continued)

Loans to Directors and Specified Executives (continued)

Details of individuals with loans above $100,000 in the reporting period are as follows:

	Opening Balance $000	Interest Charged $000	Interest not charged $000	Balance at 30 June 2004 $000	Highest owing in period
Directors					
Dr B A McNamee	1,844	50	130	1,834	1,844
Specified Executives					
P Turner	110	-	-	-	110
T Giarla	-	4	34	536	536
P Bordonaro	462	9	33	462	462
K Milroy	381	8	27	381	381
A Cuthbertson	163	-	11	155	163
P Turvey	397	8	28	397	397

Terms and Conditions

Loans to directors and executives relating to SESOP (refer to Note 29(b)) are interest free. Loans to directors and executives relating to SESOP II are charged interest at a concessional average rate of 2%. The average commercial rate of interest during the year was 7%.

Other Transactions and Balances with Directors and Specified Executives

The directors and executives and their related entities, have the following transactions with entities within the consolidated entity that occur within a normal employee, customer or supplier relationship on terms and conditions no more favourable than those which it is reasonable to expect the entity would have adopted if dealing at arm's length in similar circumstances:

Provision of legal services by Allens Arthur Robinson, a firm to which I A Renard is a consultant, to a value of $1,163,040 (2003:$817,400).

The parent entity made contributions during the financial year to the CSL Superannuation Plan. Dr B A McNamee is a shareholder of the Plan's trustee company, but not a member of the Plan.

28 Related Parties Disclosures

Ultimate Controlling Entity
The ultimate controlling entity is CSL Limited.

Transactions with Related Parties in the wholly owned controlled group
The parent entity entered into the following transactions during the year with related parties in the consolidated entity:
- Loans were advanced and repayments received on the long term intercompany accounts;
- Interest was charged on outstanding intercompany loan account balances;
- Sales and purchases of products;
- Licensing of intellectual property;
- Provision of marketing services by controlled entities; and
- Management fees were received from a controlled entity.

The sales, purchases and other services were undertaken on commercial terms and conditions.

Payment for intercompany transactions is through the intercompany loan accounts which may be subject to extended payment terms.

Amounts payable to and receivable from parties in the wholly owned controlled entities are set out in the notes to the financial statements.

Ownership interests:
The ownership interests in related parties in the consolidated entity are disclosed in Note 34. All transactions with controlled entities have been eliminated on consolidation.

Transactions with Other Related Parties
During the year, the parent entity did not enter into any transactions with other related parties. Amounts payable to and receivable from other related parties are set out in the notes to the financial statements.

29 Employee Benefits

	Consolidated Entity		Parent Entity	
	2004	2003	2004	2003
	$000	$000	$000	$000
Employee benefit liabilities:				
Provision for employee benefits - current (note 18)	**61,520**	23,522	**14,593**	14,707
Provision for employee benefits - non-current (note 22)	**140,801**	9,777	**9,551**	9,777
	202,321	33,299	**24,144**	24,484
The number of full time equivalents employed at 30 June	**7,565**	3,792	**1,210**	1,410

Employee Option Ownership Schemes
CSL Limited offers to senior employees options over ordinary shares. CSL Limited operates two types of option plans.

Senior Executive Share Ownership Plan (SESOP)
The establishment of the SESOP plan was approved by special resolution at the annual general meeting of the Company on 15 August 1994.

Under the rules of SESOP, the parent entity has provided an interest free loan to each participant which was used to acquire the options. A receivable is included in the financial statements in Note 9. In the event of lapse, the parent entity has undertaken to acquire the options at an amount equal to the option price. This amount will be used to discharge the participants' loans. Options issued under SESOP ceased during the year ended 30 June 1997.

There are no longer any SESOP options outstanding however there are some interest free loans associated with exercised SESOP options remaining.

29 Employee Benefits (continued)

Revised Senior Executive Share Ownership Plan (SESOP II)
The establishment of the SESOP II plan was approved by special resolution at the annual general meeting of the Company on 20 November 1997.

Under the rules of SESOP II no loan is made to the recipients of options until the option is exercised. Consequently, no amounts are recorded in receivables until the option is exercised.

The options are issued for a term of seven years and begin to be exercisable after the third anniversary of the date of grant. The options cannot be transferred and are not quoted on the ASX.

Performance hurdles for both the consolidated entity and employees must be met before the options can be exercised. The exercise price is calculated using the weighted average price over the 5 days preceding the issue date of the option.

The following table summarises information about options outstanding at 30 June 2004:

Grant Date	No. of employees	Opening Balance	During the year: Granted	Exercised	Lapsed	Balance at 30 June 2004	Exercise Price	Expiry Date
SESOP II - 20 November 1997	1	100,000	-	-	-	100,000	$8.93	20-Nov-04
SESOP II - 17 March 1998	12	31,000	-	31,000	-	-	$11.45	17-Mar-05
SESOP II - 14 July 1998	11	58,310	-	-	-	58,310	$10.82	14-Jul-05
SESOP II - 13 July 1999	27	519,920	-	127,440	-	392,480	$13.23	13-Jul-06
SESOP II - 16 November 1999	1	85,000	-	-	-	85,000	$20.84	16-Nov-06
SESOP II - 28 February 2000	1	60,000	-	-	-	60,000	$21.01	28-Feb-07
SESOP II - 9 February 2000	1	200,000	-	-	-	200,000	$23.07	09-Feb-07
SESOP II - 2 August 2000	28	764,900	-	-	152,200	612,700	$34.04	02-Aug-07
SESOP II - 20 June 2001	34	791,800	-	-	142,300	649,500	$37.54	20-Jun-08
SESOP II - 21 August 2001	3	90,000	-	-	-	90,000	$49.31	20-Aug-08
SESOP II - 23 August 2001	17	254,400	-	-	56,400	198,000	$37.54	22-Aug-08
SESOP II - 18 October 2001	1	5,000	-	-	-	5,000	$43.51	20-Aug-08
SESOP II - 10 December 2001	3	91,000	-	-	-	91,000	$49.94	09-Dec-08
SESOP II - 28 January 2002	1	20,000	-	-	-	20,000	$47.20	28-Jan-09
SESOP II - 29 April 2002	1	3,000	-	-	3,000	-	$40.41	28-Apr-09
SESOP II - 23 July 2002	49	1,330,800	-	-	239,600	1,091,200	$27.97	23-Jul-09
SESOP II - 16 October 2002	1	30,000	-	-	-	30,000	$20.67	16-Oct-09
SESOP II - 1 July 2003	29	-	571,900	64,300	-	507,600	$12.19	01-Jul-10
Total		4,435,130	571,900	222,740	593,500	4,190,790		

The following table summarises information about options exercised by employees during the year ended 30 June 2004:

Number of Options	Grant Date	Exercise Date	Expiry Date	Exercise Price	Proceeds from shares issued	Number of shares issued	Issue date	Fair value of shares issued
14,000	17-Mar-1998	19-Jul-2003	17-Mar-2005	$11.45	$160,300	14,000	22-Jul-2003	$13.82
9,000	17-Mar-1998	12-Oct-2003	17-Mar-2005	$11.45	$103,050	9,000	15-Oct-2003	$16.98
18,000	13-Jul-1999	04-Nov-2003	13-Jul-2006	$13.23	$238,140	18,000	07-Nov-2003	$17.52
40,500	13-Jul-1999	17-Jan-2004	13-Jul-2006	$13.23	$535,815	40,500	20-Jan-2004	$17.57
35,000	13-Jul-1999	28-Mar-2004	13-Jul-2006	$13.23	$463,050	35,000	31-Mar-2004	$20.98
35,000	01-Jul-2003	28-Mar-2004	01-Jul-2010	$12.19	$426,650	35,000	31-Mar-2004	$20.98
29,300	01-Jul-2003	12-Apr-2004	01-Jul-2010	$12.19	$357,167	29,300	15-Apr-2004	$23.20
33,940	13-Jul-1999	12-Apr-2004	13-Jul-2006	$13.23	$449,026	33,940	15-Apr-2004	$23.20
8,000	17-Mar-1998	12-Apr-2004	17-Mar-2005	$11.45	$91,600	8,000	15-Apr-2004	$23.20
222,740					$2,824,798	222,740		

29 Employee Benefits (continued)

The following table summarises information about options exercised by employees during the year ended 30 June 2003:

Number of Options	Grant Date	Exercise Date	Expiry Date	Exercise Price	Proceeds from shares issued	Number of shares issued	Issue date	Fair value of shares issued
22,400	13-Jul-1999	02-Jul-2002	13-Jul-2006	$ 13.23	$296,352	22,400	05-Jul-2002	$31.21
31,400	17-Mar-1998	25-Aug-2002	17-Mar-2005	$ 11.45	$359,530	31,400	28-Aug-2002	$23.08
18,694	14-Jul-1998	25-Aug-2002	14-Jul-2005	$ 10.82	$202,269	18,694	28-Aug-2002	$23.08
189,480	13-Jul-1999	25-Aug-2002	13-Jul-2006	$ 13.23	$2,506,820	189,480	28-Aug-2002	$23.08
13,500	13-Jul-1999	07-Sep-2002	13-Jul-2006	$ 13.23	$178,605	13,500	10-Sep-2002	$21.75
14,000	17-Mar-1998	21-Sep-2002	17-Mar-2005	$ 11.45	$160,300	14,000	24-Sep-2002	$22.03
3,002	14-Jul-1998	21-Sep-2002	14-Jul-2005	$ 10.82	$32,482	3,002	24-Sep-2002	$22.03
40,860	13-Jul-1999	21-Sep-2002	13-Jul-2006	$ 13.23	$540,578	40,860	24-Sep-2002	$22.03
16,000	17-Mar-1998	12-Nov-2002	17-Mar-2005	$ 11.45	$183,200	16,000	15-Nov-2002	$17.90
34,618	14-Jul-1998	12-Nov-2002	14-Jul-2005	$ 10.82	$374,567	34,618	15-Nov-2002	$17.90
67,260	13-Jul-1999	12-Nov-2002	13-Jul-2006	$ 13.23	$889,850	67,260	15-Nov-2002	$17.90
21,300	13-Jul-1999	24-Dec-2002	13-Jul-2006	$ 13.23	$281,799	21,300	27-Dec-2002	$21.70
530,333	Various	22-Feb-2003	Various	$ 0.01	$5,303	530,333	25-Feb-2003	$13.51
17,130	13-Jul-1999	23-May-2003	13-Jul-2006	$ 13.23	$226,630	17,130	26-May-2003	$12.02
200,000	20-Nov-1997	23-May-2003	20-Nov-1994	$ 8.93	$1,786,000	200,000	26-May-2003	$12.02
1,219,977					$8,024,285	1,219,977		

The fair value of shares issued during the reporting period is considered to be the market price of shares of CSL Limited on the ASX as at the closing of trading on their respective issue dates.

Employee Performance Rights Plan

The establishment of the Performance Rights Plan was approved by special resolution at the annual general meeting of the Company on 16 October 2003.

Unless otherwise determined by the Board, Performance Rights will be granted for no consideration payable by the employee. A Performance Right represents the right to subscribe for or acquire one share for either nil or monetary consideration not exceeding $1.00 per share.

A Performance Right may only be exercised when it has become a Vested Performance Right. Unvested Performance Rights cannot be exercised. Vested Performance Rights can be exercised from the date they become Vested Performance Rights until they lapse.

Performance Rights may become Vested Performance Rights if the Company satisfies specified Performance Hurdles during specified Performance Periods. The Performance hurdle is the Company's Total Shareholder Return (TSR) relative to the ASX top 100 index (excluding commercial banks, oil and gas and selected metals and mining companies).

The Performance Period is 3 years (or, if not fully met after 3 years, then 4 years or 5 years) with the Test Dates occurring at the end of Years 3, 4 and 5. The Performance Hurdles will 'cascade' so that a proportion of Performance Rights become Vested Performance Rights when a minimum target is reached, and the proportion will increase as performance exceeds the minimum target.

If, on any Test Date, the Company's performance does not place it above the 50th percentile, in terms of TSR ranking, none of the Performance Rights will vest. Where the Company is placed at or above the 75th percentile, all of the Performance Rights will vest. Between the 50th and 75th percentiles, the proportion of Performance Rights that will vest will increase on a straight line basis.

No loans are provided by the Company in relation to the grant of Performance Rights to, or exercise of Performance Rights by employees under the Performance Rights Plan.

The following table summarises information about performance rights outstanding and exercisable at 30 June 2004:

	Performance Rights							
	Opening	During the year:			Balance at	Exercise	Vesting	Expiry
Grant Date	Balance	Granted	Exercised	Lapsed	30 June 2004	Price	Date	Date
16-Oct-2003	-	50,000	-	-	50,000	Nil	30-Sep-2006	16-Oct-2010
27-Oct-2003	-	169,200	-	(16,200)	153,000	Nil	30-Sep-2006	27-Oct-2010
31-Mar-2004	-	192,300	-	-	192,300	Nil	31-Mar-2007	31-Mar-2011
	-	411,500	-	(16,200)	395,300			

Global Employee Share Plan (GESP)

Global Employee Share Plan (GESP) also operates whereby employees make contributions from after tax salary up to a maximum of $3,000 per contribution period. The employees receive the shares at a 15% discount to the applicable market rate, as quoted on the ASX on the first day or the last day of the six month contribution period, whichever is lower.

CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

30 Superannuation Plans

The consolidated entity sponsors a range of superannuation plans for its employees worldwide. Entities of the consolidated entity who operate benefit plans contribute to their respective plans in accordance with the Trust Deeds following receipt of actuarial advice.

Actuarial assessments for these defined benefit plans are made at no more than three yearly intervals.

The consolidated entity's defined benefit plans are as follows:-

Name of the plan	Type	Date of last assessment	Note
CSL Superannuation Plan (Australia)	Defined Benefit and Accumulated	30 June 2004	(a)
ZLB Bioplasma AG Pension Fund (Switzerland)	Modified Defined Benefit	31 March 2004	(b)
ZLB Behring Pension Plan (US PP)	Defined Benefit	31 March 2004	(c)
ZLB Behring Union Pension Plan (US UPP)	Defined Benefit	31 March 2004	(c)
ZLB Behring Supplemental Exec Retirement Plan (SERP)	Defined Benefit	31 March 2004	(c)
ZLB Behring GmbH Pension Plan (Germany)	Defined Benefit	30 June 2004	(d)
ZLB Behring UK Pension Fund (UK)	Defined Benefit	31 December 2003	(e)

Details of the above superannuation plans as at the date of their last assessment are as follows:-

	Australia $000	Switzerland $000	US PP $000	US UPP $000	SERP $000	Germany $000	UK $000	Total $000
Net market value of plan assets	68,873	193,103	65,499	50,931	-	-	3,170	381,576
Accrued benefits	(68,300)	(182,633)	(97,192)	(62,208)	(10,387)	(59,921)	(4,208)	(484,849)
	573	10,470	(31,693)	(11,277)	(10,387)	(59,921)	(1,038)	(103,273)
Amounts provided on acquisition (f)	-	-	31,693	11,277	10,387	60,232	1,038	114,627
Excess of plan assets and amounts provided on acquisition over accrued benefits	573	10,470	-	-	-	311	-	11,354
Vested benefits	68,300	169,481	51,850	60,057	10,387	53,357	2,470	415,902

(a) The actuarial assessment of the CSL Superannuation Plan was performed by Paul Shallue, BSc , FIAA of Mellon Human Resources and Investor Solution on 30 June 2004.

(b) The actuarial assessment of the ZLB Bioplasma AG Pension Fund was performed by Marc Andre Rothlisberger, Qualified Pension Actuary and Dr Oliver Kern, Dipl. phys. ing. ETH of AON Chuard Consulting AG on 31 March 2004.

(c) The actuarial assessments of the ZLB Behring Pension Plan, ZLB Behring Union Pension Plan and ZLB Behring Supplemental Executive Retirement Plan were performed by Thomas Billone, ASA and Christopher Chinici, EA of Mellon Human Resources and Investor Solutions on 31 March 2004.

(d) The actuarial assessment of the ZLB Behring GmbH Pension Plan was performed by Matthias Grünzig, certified actuary of Höchster Versicherungsservice GmbH on 30 June 2004.

(e) The actuarial assessment of the ZLB Behring UK Pension Fund was performed by Graham Cook, BSc, FFA of Entegria Limited on 31 December 2003.

(f) A payment was made prior to year end to fully fund the ZLB Behring Supplemental Executive Retirement Plan (SERP). The remaining plans provided on acquisition are included in Non-Current Employee Benefits.

	Consolidated Entity 2004 $	Consolidated Entity 2003 $	Parent Entity 2004 $	Parent Entity 2003 $
31 Remuneration of Auditors				
Amounts received, or due and receivable, for the audit and review of the financial reports of the parent entity and its controlled entities by				
- Ernst & Young	608,000	329,500	608,000	329,500
- Ernst & Young related practices	2,352,576	755,500	-	-
	2,960,576	1,085,000	608,000	329,500
Amounts received, or due and receivable, for other services in relation to the parent entity and its controlled entities by				
- Ernst & Young [1]	326,200	-	326,200	-
- Ernst & Young related practices [2]	4,851,940	550,817	-	-
	5,178,140	550,817	326,200	-
Total remuneration	8,138,716	1,635,817	934,200	329,500

[1] Includes financial due diligence work on the Aventis Behring acquisition, IAS Implementation advice and other compliance audits.
[2] Financial due diligence work on the Aventis Behring acquisition.

	Consolidated Entity 2004 $000	Consolidated Entity 2003 $000	Parent Entity 2004 $000	Parent Entity 2003 $000
32 Commitments				
Capital Commitments				
Estimated capital expenditure contracted for at balance date but not provided for in the financial statements, payable:				
Not later than one year	32,295	11,042	9,985	2,552
Later than one year but not later than five years	446	-	-	-
	32,741	11,042	9,985	2,552
Lease Commitments				
(i) *Operating Leases*				
Total lease expenditure contracted for at balance date but not provided for in the financial statements, payable:				
Not later than one year	29,436	10,725	1,378	1,673
Later than one year but not later than five years	62,062	21,175	1,176	1,561
Later than five years	69,836	59,901	158	-
	161,334	91,801	2,712	3,234
Representing				
Non-cancellable operating leases	161,334	91,801	2,712	3,234

Operating leases entered into relate predominantly to leased land and rental properties. Rental payments are generally fixed, but with inflation escalation clauses on which contingent rentals are determined. No operating leases contain restrictions on financing or other leasing activities.

	Consolidated Entity 2004 $000	Consolidated Entity 2003 $000	Parent Entity 2004 $000	Parent Entity 2003 $000
(ii) *Finance Leases*				
Total lease expenditure contracted for at balance date but not provided for in the financial statements, payable:				
Not later than one year	1,912	-	-	-
Later than one year but not later than five years	7,575	-	-	-
Later than five years	37,877	-	-	-
Total minimum lease payments	47,364	-	-	-
- future finance charges	(2,162)	-	-	-
- lease liability	45,202	-	-	-
- current liability	2,028	-	-	-
- non-current liability	43,174	-	-	-
	45,202	-	-	-
(iii) *Total Lease Liability*				
Total lease liability accrued for:				
Current				
- surplus lease space	5,353	-	-	-
- finance leases	2,028	-	-	-
	7,381	-	-	-
Non-Current				
- surplus lease space	9,149	-	-	-
- finance leases	43,174	-	-	-
	52,323	-	-	-
	59,704	-	-	-

	Consolidated Entity		Parent Entity	
	2004	2003	2004	2003
	$000	$000	$000	$000

33 Contingent Assets and Liabilities

Guarantees

Details and estimates of maximum amounts of contingent liabilities, classified in accordance with the party from whom the liability could arise for which no provisions are included in the financial statements, are as follows:

Parent entity guarantee of controlled entity borrowings	-	-	638,349	583,958
Bank guarantees	22,298	5,524	6,006	5,524
	22,298	5,524	644,355	589,482

As explained in Note 34, the parent entity has entered into a deed of cross guarantee in accordance with a class order issued by the Australian Securities and Investments Commission. The parent entity, and the controlled entities which are party to the deed, have guaranteed the repayment of all current and future creditors in the event that any of these companies are wound up.

Service Agreements

The maximum contingent liabilities for benefits under service agreements, in the event of an involuntary redundancy, is between 3 to 12 months. Agreements are held with the managing director and persons who take part in the management of the companies in the consolidated entity.

These contingent liabilities amount to:	4,739	4,099	3,363	2,896

Contingent consideration on acquisitions

On 31 August 2000, the consolidated entity acquired the plasma fractionation assets and business of Zentrallaboratorium Blutspendedienst. The consideration included an earn out agreement entitling Rotkreuzstiftung Zentrallaboratorium Blutspendedienst SRK to further payments if certain performance targets are met at the end of 30 June 2005 reporting period. The maximum contingent liability payable under this earn out agreement is CHF 90 million (AUD $100 million).

On 31 March 2004, the consolidated entity acquired the global plasma therapeutics business of Aventis Behring. The consideration included contingent payments. A cash payment or issue of shares in the amount of USD 125 million will be required to be made by the consolidated entity if the fourth year ordinary share price of CSL Limited is above A$28 per share ('trigger price'). To satisfy this requirement, the volume weighted average share price of an ordinary share of CSL Limited must be above the trigger price for 20 consecutive trading days for the period starting from 1 October 2007 and ending on 31 March 2008.

A further cash payment or issue of shares in the amount of USD 125 million will be required to be made by the consolidated entity if the fourth year ordinary share price of CSL Limited is above A$35 per share. The same requirement for the trigger price must be satisfied as mentioned above

Litigation

The consolidated entity is currently involved in litigation with both Bayer and Baxter over alleged infringement of the consolidated entity's interest in the Freudenberg patent covering technology involved in the production of rFVIII. Bayer has filed a counter suit against the consolidated entity, claiming breach of the Helixate supply agreement. There is no guarantee that the consolidated entity will be successful in their defence of this patent. Bayer's counter suit against the consolidated entity represents a threat to the continued supply of Helixate from Bayer.

The consolidated entity is involved in other litigation in the ordinary course of business. The directors believe that future payment for any contingent liabilities in respect of litigation is remote. The consolidated entity has disclaimed liability for, and are vigorously defending, all current claims and actions that have been made.

34 Controlled Entities

	Country of incorporation	Percentage Owned 2004 %	2003 %	
Parent Entity:				
CSL Limited	Australia			
Controlled Entities of CSL Limited:				
JRH Biosciences Pty Ltd	Australia	100	100	
Cervax Pty Ltd	Australia	74	74	
CSL (New Zealand) Limited	New Zealand	100	100	(c)
Iscotec AB	Sweden	100	100	(c)
CSL International Pty Ltd	Australia	100	100	
CSL Finance Pty Ltd	Australia	100	100	
CSL Denmark ApS	Denmark	100	100	(c)
ZLB Behring AG	Switzerland	100	100	(c)
ZLB GmbH	Germany	100	100	(c)
CSL UK Holdings Limited	England	100	100	(c)
JRH Biosciences Limited	England	100	100	(c)
ZLB Bioplasma UK Limited	England	100	100	(c)
ZLB Bioplasma Belgium sprl	Belgium	100	100	(c)
ZLB Bioplasma Italy srl	Italy	100	100	(c)
CSL US Inc	USA	100	100	(c)
JRH Biosciences Inc	USA	100	100	(c)
Biocor Animal Health Inc	USA	-	100	(c) (f)
ZLB Bioplasma Inc	USA	100	100	(c)
ZLB Holdings Inc	USA	100	-	(a) (c)
ZLB Bioplasma (Hong Kong) Limited	Hong Kong	100	-	(a) (c)
ZLB Behring LLC	USA	100	-	(b) (c)
ZLB Behring Sales Force Inc.	USA	100	-	(b) (c)
ZLB Bio-Services Inc.	USA	100	-	(b) (c)
ZLB Behring Canada Inc.	Canada	100	-	(b) (c)
ZLB Behring Brazil Comercio de Produtos Farmaceuticals Ltda	Brazil	100	-	(b) (c)
ZLB Behring KK	Japan	100	-	(b) (c)
Aventis Behring S.A. de C.V.	Mexico	100	-	(b) (c) (d)
ZLB Behring S.A.	France	100	-	(b) (c)
ZLB Behring Pharma GmbH	Germany	100	-	(b) (c)
Aventis Behring Hispaniola S.A.	Dominican Republic	100	-	(b) (e)
Aventis Behring Foundation for Research and Advancement of Patient Health	USA	100	-	(b) (c) (d)
ZLB Behring Verwaltungs GmbH	Germany	100	-	(a) (c)
ZLB Behring Beteiligungs GmbH & Co KG	Germany	100	-	(c)
ZLB Plasma Services GmbH	Germany	100	-	(b) (c)
ZLB Behring GmbH	Germany	100	-	(b) (c)
Aventis Behring AG	Switzerland	100	-	(b) (c) (d)
Aventis Behring GmbH	Austria	100	-	(b) (c) (d)
ZLB Behring S.A.	Spain	100	-	(b) (c)
ZLB Behring A.B.	Sweden	100	-	(b) (c)
ZLB Behring S.p.A.	Italy	100	-	(b) (c)
ZLB Behring N.V.	Belgium	100	-	(b) (c)
ZLB Behring Lda	Portugal	100	-	(b) (c)
ZLB Behring MEPE	Greece	100	-	(b) (c)
ZLB Behring Asia Pacific Limited	Hong Kong	100	-	(b) (c)
ZLB Behring S.A.	Argentina	100	-	(b) (c)
ZLB Behring Holdings Ltd.	England	100	-	(b) (c)
ZLB Behring UK Ltd.	England	100	-	(b) (c)

(a) ZLB Bioplasma (Hong Kong) Limited was incorporated in December 2003 with the other entities incorporated in March 2004.
(b) On 31 March 2004, the consolidated entity acquired the global plasma therapeutics business of Aventis Behring through the acquisition of 100% of the share capital of Aventis Behring LLC and Aventis Behring GmbH.
(c) Audited by affiliates of the parent entity auditors.
(d) These entities are in the process of having their legal company name changed.
(e) This entity is in the process of being dissolved.
(f) Biocor Animal Health Inc. was sold on 26 March 2004.

CSL Limited and its controlled entities

Notes to and forming part of the Financial Statements

34 Controlled Entities (continued)

A deed of cross guarantee between CSL International Pty Ltd and CSL Limited was enacted on 20 June 1995 and relief was obtained from preparing financial statements of CSL International Pty Ltd under the ASIC Class Order. On 30 June 2003, an Assumption Deed was lodged with ASIC, which joins CSL Finance Pty Ltd and JRH Biosciences Pty Ltd as parties to the deed of cross guarantee. Under the deed, all entities guarantee to support the liabilities and obligations of each other. Financial information for the class order group comprising CSL Limited, CSL International Pty Ltd, CSL Finance Pty Ltd and JRH Biosciences Pty Ltd is as follows:

Statement of Financial Performance	**2004 $000**	2003 $000
Sales revenue	**452,475**	476,123
Cost of sales	**253,290**	250,330
Gross profit	**199,185**	225,793
Other revenues	**134,159**	62,364
Research and development expenses	**46,856**	50,434
Selling and marketing expenses	**45,068**	48,532
General and administration expenses	**42,804**	36,980
Borrowing costs	**19,444**	11,175
Carrying amount of net assets of discontinued operations sold	**24,920**	-
Profit from ordinary activities before income tax expense	**154,252**	141,036
Income tax expense relating to ordinary activities	**35,753**	37,397
Profit from ordinary activities after income tax expense	**118,499**	103,639
Set out below is a summary of movements in consolidated retained profits of the closed group:		
Retained profits at the beginning of the financial year	**401,609**	317,492
Net profit	**118,499**	103,639
Adjustment arising from adoption of revised accounting standard	**-**	34,569
Transfer from reserves	**-**	-
Dividends provided for or paid	**(58,703)**	(54,091)
Retained profits at the end of the financial year	**461,405**	401,609
Statement of Financial Position		
CURRENT ASSETS		
Cash assets	**12,561**	40,736
Receivables	**63,631**	67,554
Inventories	**93,753**	93,024
Other	**3,894**	1,502
Total Current Assets	**173,839**	202,816
NON-CURRENT ASSETS		
Receivables	**653,387**	630,637
Other financial assets	**1,534,091**	844,907
Property, plant and equipment	**259,993**	264,907
Deferred tax assets	**10,233**	10,756
Intangibles	**20,000**	20,000
Total Non-Current Assets	**2,477,704**	1,771,207
TOTAL ASSETS	**2,651,543**	1,974,023
CURRENT LIABILITIES		
Payables	**57,938**	60,552
Interest bearing liabilities	**-**	611
Tax liabilities	**16,219**	11,109
Provisions	**15,622**	15,301
Total Current Liabilities	**89,779**	87,573
NON-CURRENT LIABILITIES		
Payables	**34,941**	33,442
Interest bearing liabilities	**489,681**	439,930
Deferred tax liabilities	**29,943**	26,748
Provisions	**20,712**	25,630
Total Non-Current Liabilities	**575,277**	525,750
TOTAL LIABILITIES	**665,056**	613,323
NET ASSETS	**1,986,487**	1,360,700
EQUITY		
Contributed equity	**1,502,417**	936,430
Reserves	**22,665**	22,661
Retained profits	**461,405**	401,609
TOTAL EQUITY	**1,986,487**	1,360,700

	Notes	Consolidated Entity 2004 $000	Consolidated Entity 2003 $000	Parent Entity 2004 $000	Parent Entity 2003 $000

35 Statement of Cash Flows

Reconciliation of Cash Assets and Non-Cash Financing and Investing Activities

	Notes	Consolidated 2004 $000	Consolidated 2003 $000	Parent 2004 $000	Parent 2003 $000
(i) Cash at the end of the year is shown in the statement of financial position as:					
Cash on hand	5	112,478	83,466	12,700	40,736
Cash deposits	5	2,418	-	-	-
Bank overdrafts	16	(4,553)	(611)	-	-
		110,343	82,855	12,700	40,736

(ii) Non-Cash Financing and Investing Activities

On 31 March 2004, the consolidated entity acquired the global plasma therapeutics business of Aventis Behring through the acquisition of 100% of the share capital of Aventis Behring LLC and Aventis Behring GmbH for $954.0 million. $146.5 million of the consideration amount represents deferred consideration at the date of acquisition.

Reconciliation of Profit from Ordinary Activities after Tax to Cash Flows from Operations

	Consolidated 2004 $000	Consolidated 2003 $000	Parent 2004 $000	Parent 2003 $000
Profit from ordinary activities after tax	219,625	70,423	120,340	69,517
Non-cash items in profit from ordinary activities				
Depreciation and amortisation	129,995	119,796	31,977	31,465
Loss/(profit) on sale of property, plant and equipment	2,584	(87)	1,034	19
Amortisation of borrowing costs	974	661	-	-
Changes in assets and liabilities, net of the effects of purchase of controlled entities				
Decrease in receivables	55,773	8,047	16,437	574
Increase in inventories	(33,268)	(84,534)	(7,882)	(8,649)
Increase in prepayments	(20,869)	(142)	(2,392)	(437)
(Increase)/decrease in tax assets	(18,651)	(6,113)	668	(1,342)
Increase/(decrease) in payables	(13,791)	5,190	(6,562)	(8,718)
Decrease in provisions	(20,924)	(5,766)	(5,271)	(3,980)
Increase in tax liabilities	7,892	8,040	10,043	9,600
	309,340	115,515	158,392	88,049
Less: Profit on sale of Animal Health business unit	102,346	-	75,189	-
Net cash inflow from operating activities	206,994	115,515	83,203	88,049

Financing Facilities

The consolidated entity has access to the following financing facilities with a number of financial institutions:

	Consolidated Entity			Parent Entity		
	Accessible	Drawn down	Unused	Accessible	Drawn down	Unused
June 2004	**$000**	**$000**	**$000**	**$000**	**$000**	**$000**
Bank overdraft facility (b), (d)	9,140	4,553	4,587	4,587	-	4,587
Bank loan facilities (a), (d)	758,906	237,535	521,371	-	-	-
Total financing facilities (c)	768,046	242,088	525,958	4,587	-	4,587

	Consolidated Entity			Parent Entity		
	Accessible	Drawn down	Unused	Accessible	Drawn down	Unused
June 2003	$000	$000	$000	$000	$000	$000
Bank overdraft facility (b), (d)	5,235	611	4,624	4,624	-	4,624
Bank loan facilities (a), (d)	404,374	177,719	226,655	-	-	-
Total financing facilities (c)	409,609	178,330	231,279	4,624	-	4,624

(a) Drawn facilities expire in March 2007 and March 2009.
(b) No specific expiry date.
(c) The current/non-current allocation of loan facilities reflect the existing refinancing arrangements in place during the period.
(d) The bank loan and overdraft facilities have certain loan covenants attached to them. As at balance date, the consolidated entity was in compliance with these covenants.

CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

35 Statement of Cash Flows (continued)

Disposal of Controlled Entities and Businesses
On 26 March 2004, the consolidated entity disposed of the Animal Health business unit. This business unit included Biocor Animal Health Inc. Details of the disposal are included in Note 37.

36 Acquisition of Controlled Entities and Businesses
On 31 March 2004, the consolidated entity acquired the global plasma therapeutics business of Aventis Behring through the acquisition of 100% of the share capital of Aventis Behring LLC and Aventis Behring GmbH for $954.0 million (US$717.9 million).
The operating results of the newly controlled consolidated entity have been included in the consolidated statement of financial performance from the date of acquisition.

The prior year comparative relates to the acquisition of the serum business of By-Prod Corporation and the Siris Group on 14 February 2003 for consideration of AUD $23.7 million.

			Consolidated Entity	
		2004	2004	2003
		USD'000 [1]	$000	$000
Consideration				
Cash		607,019	807,528	16,222
Deferred Consideration [2]		110,912	146,515	7,463
Total consideration		717,931	954,043	23,685
Fair value of net assets of consolidated entities acquired				
Current Assets	Cash	26,081	34,658	-
	Receivables	289,906	385,250	3,205
	Inventories	805,079	1,069,853	6,548
	Other	5,992	7,962	386
Non-current assets	Receivables	1,428	1,897	-
	Other financial assets	1,487	1,976	-
	Property, plant and equipment	353,985	470,403	1,266
	Deferred tax assets	28,434	37,784	-
Current liabilities	Payables	(191,782)	(254,855)	(1,094)
	Interest-bearing liabilities	(6,657)	(8,847)	-
	Provisions - Employee entitlements	(24,680)	(32,798)	-
	Provisions - Other	(14,642)	(19,457)	(422)
	Provision for restructuring (note 18)	(86,811)	(115,360)	-
Non-current liabilities	Interest-bearing liabilities	(36,120)	(47,999)	-
	Deferred tax liabilities	(34,987)	(46,493)	-
	Provisions - Employee entitlements	(91,918)	(122,147)	-
	Provisions - Other	(11,278)	(14,987)	-
		1,013,517	1,346,840	9,889
Discount on Acquisition		(295,586)	(392,797)	-
Goodwill		-	-	13,796
Total consideration		717,931	954,043	23,685
Outflow of cash to acquire consolidated entities and business				
Cash consideration		607,019	807,528	16,222
Cash acquired		(26,081)	(34,658)	-
		580,938	772,870	16,222

[1] US dollar figures have been included for illustrative purposes.

[2] The deferred consideration represents the present value of the remaining consideration payable.

Contingent consideration
On 31 March 2004, the consolidated entity acquired the global plasma therapeutics business of Aventis Behring. The consideration included contingent payments. A cash payment or issue of shares (at CSL Limited's discretion) in the amount of USD 125 million will be required to be made by the consolidated entity if the fourth year ordinary share price of CSL Limited is above A$28 per share ('trigger price'). To satisfy this requirement, the volume weighted average share price of an ordinary share of CSL Limited must be above the trigger price for 20 consecutive trading days for the period starting from 1 October 2007 and ending on 31 March 2008.

A further cash payment or issue of shares (at CSL Limited's discretion) in the amount of USD 125 million will be required to be made by the consolidated entity if the fourth year ordinary share price of CSL Limited is above A$35 per share. The same requirement for the trigger price must be satisfied as mentioned above.

37 Discontinued Operation

Disposal of Animal Health Business Unit

On 26 March 2004, the consolidated entity disposed of the Animal Health business unit to Pfizer Inc. The disposal included the sale of assets in Australia and New Zealand and the disposal of 100% of the voting share capital of Biocor Animal Health Inc. in the USA.

The net gain from the sale of the Animal Health business unit was as follows:	Consolidated 2004 $000	Parent 2004 $000
Net proceeds from the sale of the Animal Health business unit	161,627	100,109
Written down value of assets sold and liabilities settled	(59,281)	(24,920)
Net gain on sale before tax	102,346	75,189
Attributable income tax expense	(27,035)	(17,226)
Net gain on sale after tax	75,311	57,963
The carrying amounts of total assets to be disposed of and total liabilities settled were as follows:		
Total Assets	61,710	24,929
Total Liabilities	2,429	9
Net Assets	59,281	24,920

Financial Performance Information

The Animal Health business unit is reported as a separate segment in Note 39 - Segment Information. The financial performance of the business unit for the year ended 30 June 2004 is as follows:

	2004 $000
Revenue from ordinary activities	54,286
Expenses from ordinary activities	(49,663)
Profit from ordinary activities before income tax	4,623
Income tax expense relating to ordinary activities	(374)
Profit from ordinary activities after income tax	4,249

Cash flows during the year

Net cash flows from operating activities	6,940
Net cash flows from investing activities	(594)
Net cash flows from financing activities	(4,127)
Net cash inflows	2,219

CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

38 Earnings Per Share

The following reflects the income and share information used in the calculation of basic and diluted earnings per share:

	Consolidated Entity 2004 $000	Consolidated Entity 2003 $000
Earnings used in calculating basic earnings per share	219,625	70,423
	Number of shares	
Weighted average number of ordinary shares used in the calculation of basic earnings per share:	178,174,322	159,168,685
Effect of dilutive securities:		
Share options	680,869	443,473
Adjusted weighted average number of ordinary shares used in calculating diluted earnings per share	178,855,191	159,612,158

Conversions, calls, subscription or issues after 30 June 2004
Since the end of the financial year, no ordinary shares have been issued.

There have been no other conversions to, calls of, or subscriptions for ordinary shares or issues of potential ordinary shares since the reporting date and before the completion of this financial report.

39 Segment Information

Defined business segments	**Products/services**
Total Human Health	Develops, manufactures and markets biopharmaceutical products to the human health industry.
Biosciences	Develops, manufactures and markets cell culture reagents used in the manufacture of vaccines, biopharmaceuticals and gene therapy products.
Animal Health	Develops, manufactures and markets vaccines and diagnostics to protect livestock and companion animals.

The Human Health business segment has been further broken down into ZLB Behring and Other Human Health to assist with external analysis of the financials. ZLB Behring is the newly created Group following the acquisition of Aventis Behring and includes the acquired business and the existing ZLB Bioplasma businesses. Other Human Health includes CSL Pharmaceutical and CSL Bioplasma. The 2003 Human Health segment combines Human Health and Plasma Services for comparative purposes

Geographical Segments
The consolidated entity operates predominantly in three segments, being Australasia/Asia Pacific, Americas and EMEA. The geographic segment of Australasia/Asia Pacific comprises Australia, New Zealand and Asia. The geographic segment of Americas includes USA, Canada and South America. The geographic segment of EMEA includes Europe, Middle East and Africa.

Segment Accounting Policies
The consolidated entity accounts for intersegment sales and transfers as if the sales or transfers were to third parties at current market prices.

Segment accounting policies are the same as the consolidated entity's policies described in Note 1. During the financial year, there were no changes in segment accounting policies that had a material effect on the segment information.

CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

39 Segment Information (continued)

Business segments	ZLB Behring $000	Other Human Health $000	Total Human Health $000	Biosciences $000	Animal Health $000	Eliminations $000	Consolidated $000
2004							
External sales	1,015,645	389,551	1,405,196	192,466	52,534	-	1,650,196
Other external revenue	10,099	3,493	13,592	-	367	-	13,959
Intersegment revenue	11,759	84	11,843	1,043	1,385	(14,271)	-
Segment revenue	1,037,503	393,128	1,430,631	193,509	54,286	(14,271)	1,664,155
Unallocated revenue							9,929
Proceeds from sale of Animal Health Business Unit							161,627
Total revenue							1,835,711
Segment earnings	57,140	63,525	120,665	41,194	5,170	-	167,029
Borrowing costs							(23,742)
Unallocated expense net of unallocated revenue							8,996
Net Gain from sale of Animal Health Business Unit							102,346
Profit from ordinary activities before tax							254,629
Income tax expense							35,004
Profit from ordinary activities after tax							219,625
Segment assets	3,102,409	396,396	3,498,805	160,269	-	-	3,659,074
Cash assets							114,896
Unallocated assets							101,413
Total assets							3,875,383
Segment liabilities	699,785	67,502	767,287	23,420	-	-	790,707
Interest bearing liabilities							848,085
Provision for dividend							-
Unallocated liabilities							162,549
Total liabilities							1,801,341
Other Information							
Purchase of property, plant and equipment and intangible assets	33,856	31,104	64,960	13,808	594	-	79,362
Unallocated acquisitions of property, plant and equipment							229
Total acquisitions							79,591
Depreciation and amortisation	91,568	30,814	122,382	4,703	2,224	-	129,309
Unallocated depreciation and amortisation							686
Total depreciation and amortisation							129,995
Other non-cash expenses	(1,630)	2,008	378	-	-	(2,962)	2,584

Geographic segments	Australasia/ Asia Pacific $000	Americas $000	EMEA $000	Eliminations $000		Consolidated $000
External revenues	570,077	875,906	389,728	-	-	1,835,711
Segment assets	506,040	826,826	2,542,517	-	-	3,875,383
Acquisition of property, plant and equipment and intangible assets	33,111	18,343	28,137	-	-	79,591

39 Segment Information (continued)

Business segments	Total Human Health $000	Biosciences $000	Animal Health $000	Eliminations $000	Consolidated $000
2003					
External sales	1,067,585	168,055	64,704	-	1,300,344
Other external revenue	3,059	4,742	47	-	7,848
Intersegment revenue	905	639	-	(1,544)	-
Segment revenue	1,071,549	173,436	64,751	(1,544)	1,308,192
Unallocated revenue					5,015
Total revenue					1,313,207
Segment earnings	85,282	44,452	8,042	-	137,776
Borrowing costs					(34,228)
Unallocated expense net of unallocated revenue					(1,816)
Profit from ordinary activities before tax					101,732
Income tax expense					31,309
Profit from ordinary activities after tax					70,423
Segment assets	1,892,181	122,212	76,429	-	2,090,822
Cash assets					83,466
Unallocated assets					45,250
Total assets					2,219,538
Segment liabilities	205,379	22,303	7,990	-	235,672
Interest bearing liabilities					578,059
Provision for dividend					-
Unallocated liabilities					123,109
Total liabilities					936,840
Other Information					
Purchase of property, plant and equipment and intangible assets	75,994	21,720	10,716	-	108,430
Unallocated acquisitions of property, plant and equipment					911
Total acquisitions					109,341
Depreciation and amortisation	111,094	4,228	2,843	-	118,165
Unallocated depreciation and amortisation					1,631
Total depreciation and amortisation					119,796
Other non-cash expenses	(1,280)	449	1	743	(87)

Geographic segments	Australasia/ Asia Pacific $000	Americas $000	EMEA $000	Eliminations $000	Consolidated $000
External revenues	476,846	637,520	198,841		1,313,207
Segment assets	517,029	458,414	1,244,095	-	2,219,538
Acquisition of property, plant and equipment and intangible assets	45,284	37,456	26,601	-	109,341

40 Significant Purchaser

Significant volumes of the parent entity's sales of human pharmaceutical and plasma products are to the Australian Government.

41 Financial Instruments

Objectives for holding derivative financial instruments

The consolidated entity uses derivative financial instruments to manage specifically identified interest rate and foreign currency risks as approved by the board of directors.

The consolidated entity is primarily exposed to the risk of adverse movements in exchange rates and interest rates. The purpose of which specific derivative instruments are used is as follows:

- Foreign currency forward exchange contracts are purchased predominantly to hedge the foreign currency value of receivables and payables. Forward exchange contracts are purchased throughout the consolidated entity when considered necessary to create a desired hedge position;
- The consolidated entity raises short and long term debt at both fixed and variable rates. Interest rate swap agreements are used to convert variable interest rate exposures on certain debt to fixed rates. These swaps entitle the consolidated entity to receive, or oblige it to pay, the amounts, if any, by which actual interest payments on nominated loan amounts exceed or fall below specified interest amounts; and
- Long term currency swaps are purchased to convert Australian dollar exposure on certain borrowings into Swiss franc exposures. The swaps entitle the consolidated entity to receive an agreed amount of Australian dollars, and oblige it to pay an agreed amount of Swiss francs, at the date of maturity of the swaps.

Interest Rate Risk

The consolidated entity has entered into an interest rate swap contract. The contract is used to convert the variable interest rate of borrowings to fixed interest rates.

Interest Rate Risk Exposures

The consolidated entity is exposed to interest rate risk through primary financial assets and liabilities modified through derivative financial instruments such as interest rate and cross currency swaps. The following table summarises interest rate risk for the consolidated entity together with effective interest rates as at balance date.

CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

41 Financial Instruments (continued)

	Floating Rate (a) $000	Fixed interest rate maturing in: 1 year or less $000	Over 1 year to 5 years $000	Over 5 years	Non-interest Bearing $000	Total $000	Average Interest Rate %
June 2004							
Financial Assets							
Cash at bank and on hand	112,478	-	-	-	-	112,478	1.14
Trade debtors	-	-	-	-	495,909	495,909	
Other debtors	-	-	-	-	37,929	37,929	
Cash deposits	-	2,418	-	-	-	2,418	3.00
Loans to directors and employees	-	-	-	-	6,489	6,489	
Investment in non controlled entities	-	-	-	-	3,421	3,421	
Other financial assets	-	-	-	-	4,802	4,802	
	112,478	2,418	-	-	548,550	663,446	
Financial Liabilities							
Trade creditors	-	-	-	-	232,413	232,413	
Other creditors	-	-	-	-	191,861	191,861	
Swap payable	-	-	-	-	34,228	34,228	
Bank loans	237,535	-	-	-	-	237,535	1.44
Vendor loan	-	-	25,776	-	-	25,776	4.75
Bank overdraft	4,553	-	-	-	-	4,553	0.70
Senior Unsecured Notes	-	-	36,237	326,134	-	362,371	5.66
Deferred consideration	-	-	158,146	-	-	158,146	4.35
Surplus lease space	-	5,353	9,149	-	-	14,502	2.45
Lease liabilities	-	2,028	7,537	35,637	-	45,202	6.37
Interest rate swap*	(134,647)	134,647	-	-	-	-	
	107,441	142,028	236,845	361,771	458,502	1,306,587	
June 2003							
Financial Assets							
Cash at bank and on hand	83,466	-	-	-	-	83,466	2.29
Trade debtors	-	-	-	-	157,499	157,499	
Other debtors	-	-	-	-	13,578	13,578	
Cash deposits	-	-	-	-	-	-	
Loans to directors and employees	-	-	-	-	7,649	7,649	
Investment in non controlled entities	-	-	-	-	2,786	2,786	
	83,466	-	-	-	181,512	264,978	
Financial Liabilities							
Trade creditors	-	-	-	-	110,744	110,744	
Other creditors	-	-	-	-	77,432	77,432	
Swap payable	-	-	-	-	31,571	31,571	
Bank loans	177,719	-	-	-	-	177,719	1.19
Vendor loan	-	-	25,142	-	-	25,142	4.75
Bank overdraft	611	-	-	-	-	611	8.35
Senior Unsecured Notes	-	-	42,808	331,779	-	374,587	5.66
Interest rate swap*	(158,326)	27,776	130,550	-	-	-	
	20,004	27,776	198,500	331,779	219,747	797,806	

* Notional principal amounts
(a) Floating interest rates represent the most recently determined rate applicable to the instrument at balance date.

41 Financial Instruments (continued)

Foreign Exchange Risk

The consolidated entity enters into forward exchange contracts to buy and sell specified amounts of foreign currencies in the future at predetermined exchange rates. The objective is to match the contracts with committed future cash flows from sales and purchases in foreign currencies, to protect the consolidated entity against exchange rate movements.

The accounting policy with regard to forward exchange contracts is outlined in Note 1(v).

The following table summarises by currency the Australian dollar value of forward exchange agreements at balance date. Foreign currency amounts are translated at rates prevailing at reporting date. Contracts to buy and sell foreign currencies are entered into from time to time to offset purchase and sale obligations in order to maintain a desired hedge position.

The parent entity and other controlled entities enter into forward contracts to hedge foreign currency receivables from other entities within the group.

These receivables are eliminated on consolidation, however, the hedges are in place to protect the parent entity and other group controlled entities from movements in exchange rates that would give rise to a statement of financial performance impact.

	Average Exchange Rate		2004		2003	
Currency	2004	2003	Buy $000	Sell $000	Buy $000	Sell $000
US dollars						
3 months or less	0.6903	0.6647	79,026	(36,144)	16,541	(10,540)
Pounds sterling						
3 months or less	0.3805	0.4029	730	(14,249)	-	(2,482)
New Zealand dollars						
3 months or less	-	1.1434	-	-	3,061	-
Euro						
3 months or less	0.5704	0.5831	55,347	(113,682)	3,776	-
Swiss francs						
3 months or less	0.8836	0.9087	7,922	(237,221)	47,111	(198,854)
3 to 12 months	1.0003	1.0003	-	(210,000)	-	(25,000)
1 to 2 years	-	1.0003	-	-	-	(235,000)
			7,922	(447,221)	47,111	(458,854)
Hungarian Florint						
3 months or less	144.7800	-	-	(179)	-	-
Japanese Yen						
3 months or less	74.9200	-	-	(17,722)	-	-
Swedish Kroner						
3 months or less	5.1896	-	-	(4,893)	-	-
Mexican Peso						
3 months or less	7.9418	-	-	(8,978)	-	-
Brazilian Real						
3 months or less	2.2561	-	-	(3,914)	-	-
Australian dollars						
3 months or less	0.8254	0.8914	296,249	(2,292)	198,854	(57,467)
3 to 12 months	1.0003	1.0003	210,000	-	25,000	-
1 to 2 years	-	1.0003	-	-	235,000	-
			506,249	(2,292)	458,854	(57,467)
			649,274	(649,274)	529,343	(529,343)

CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

41 Financial Instruments (continued)

The consolidated entity is exposed to foreign currency exchange risk through primary financial assets and liabilities.

The following table, expressed in Australian dollars, summaries the foreign exchange risk carried by the consolidated entity as a result of the existence of foreign currency denominated financial assets and liabilities.

	Aust $ $000	US $ $000	Swiss francs $000	Euro $000	Other $000	Total $000
June 2004						
Financial Assets						
Cash assets	12,189	56,705	3,027	27,587	15,388	114,896
Trade debtors	32,237	162,838	5,010	253,118	42,706	495,909
Other debtors	8,683	22,002	3,181	1,444	2,619	37,929
Employee loans	6,261	-	-	200	28	6,489
Investment in non controlled entities	3,421	-	-	-	-	3,421
Other financial assets	-	-	-	894	3,908	4,802
	62,791	241,545	11,218	283,243	64,649	663,446
Financial Liabilities						
Trade creditors	22,344	95,181	15,237	87,276	12,375	232,413
Other creditors	26,457	80,190	11,432	65,181	8,601	191,861
Swap payable	-	-	34,228	-	-	34,228
Bank loans	151	-	183,297	52,724	1,363	237,535
Vendor loan	-	-	25,776	-	-	25,776
Deferred consideration	-	158,146	-	-	-	158,146
Senior Unsecured Notes	-	362,371	-	-	-	362,371
Surplus lease space	-	14,502	-	-	-	14,502
Lease liabilities	-	-	-	44,004	1,198	45,202
Bank overdrafts	-	4,553	-	-	-	4,553
	48,952	714,943	269,970	249,185	23,537	1,306,587
June 2003						
Financial Assets						
Cash assets	39,705	26,993	7,396	5,610	3,762	83,466
Trade debtors	54,644	81,916	2,370	10,661	7,908	157,499
Other debtors	5,990	1,416	5,183	685	304	13,578
Employee loans	7,649	-	-	-	-	7,649
Investment in non controlled entities	2,786	-	-	-	-	2,786
	110,774	110,325	14,949	16,956	11,974	264,978
Financial Liabilities						
Trade creditors	17,774	45,022	16,129	29,125	2,694	110,744
Other creditors	31,725	15,643	25,897	3,031	1,136	77,432
Swap payable	-	-	31,571	-	-	31,571
Bank loans	-	-	177,719	-	-	177,719
Vendor loan	-	-	25,142	-	-	25,142
Senior Unsecured Notes	-	374,587	-	-	-	374,587
Bank overdrafts	611	-	-	-	-	611
	50,110	435,252	276,458	32,156	3,830	797,806

Credit Risk

Credit risk represents the extent of credit related losses that the consolidated entity may be subject to on amounts to be exchanged under derivatives or to be received from financial instruments. The consolidated entity, while exposed to credit related losses in the event of non-performance by counterparties to financial instruments, does not expect any counterparties to fail to meet their obligations.

The maximum exposure to credit risk at balance date to recognised financial assets is the carrying amount, net of any provision for doubtful debts, as disclosed in the statement of financial position and notes to the financial statements.

The consolidated entity minimises concentrations of credit risks by undertaking transactions with a large number of debtors in various countries.

CSL Limited and its controlled entities

Notes to and forming part of the Financial Statements

41 Financial Instruments (continued)

The major geographic concentrations of credit risk arise from the location of counterparties to the consolidated entity's financial assets as shown in the following table:

Location of Credit Risk	2004 $000	2003 $000
Australia	57,814	98,759
USA	221,827	98,849
Europe	335,828	51,752
Other	47,977	15,618
	663,446	264,978

Concentration of credit risk on financial assets is indicated in the following table by percentage of the total balance receivable from customers in the specified categories:

Customer/Industry Classification	%	%
State and Federal Government	15	16
Financial Institutions	12	27
Other	73	57

Net Fair Values of Financial Assets and Liabilities

The following methods and assumptions are used to determine the net fair values of financial assets and liabilities.

Recognised financial instruments

The carrying amounts and estimated net fair values of financial assets and financial liabilities held at balance date are given below. Short term instruments where carrying amounts approximate net fair values are omitted. The net fair value of a financial asset or a financial liability is the amount at which the assets could be exchanged, or a liability settled in a current transaction between willing parties after allowing for transaction costs.

Unrecognised financial instruments

The fair value of the interest rate swap contracts is determined as the difference in present value of the future interest cash flows.

	Consolidated Entity			
	2004		2003	
	Carrying amount $000	Fair value $000	Carrying amount $000	Fair value $000
Financial Assets				
Investments in non-controlled entities	3,421	3,421	2,786	2,786
Other financial assets	4,802	4,802	-	-
Loans to specified directors	1,882	1,882	1,893	1,893
Loans to specified executives	1,930	1,930	1,587	1,587
Loans to other employees	2,677	2,677	4,169	4,169
Financial Liabilities				
Short term debt	7,944	7,944	611	611
Long term debt	641,717	641,717	552,306	552,306
Deferred consideration	158,146	158,146	-	-
Surplus lease space	14,502	14,502	-	-
Swap payable	34,228	30,062	31,571	22,428
Vendor loans	25,776	25,776	25,142	25,142
Derivatives				
Interest rate swaps	-	(4,777)	-	(14,215)

CSL Limited and its controlled entities
Notes to and forming part of the Financial Statements

42 Adoption of International Financial Reporting Standards

The Australian Accounting Standards Board (AASB) is adopting International Financial Reporting Standards for application to reporting periods beginning on or after 1 January 2005. This means that the CSL Group will be required to prepare financial statements for the year ending 30 June 2006 that comply with Australian equivalents of International Financial Reporting Standards (IFRS) and their related pronouncements as issued and recognised by the AASB.

The CSL Group will report its compliance with IFRS for the first time for the half-year ended 31 December 2005. The transitional rules for the first time adoption of IFRS require that entities restate their comparative financial statements using all Australian equivalents of IFRSs, except for AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement.

The majority of the adjustments required on transition are required to be made to opening retained earnings in the opening IFRS balance sheet as at 1 July 2004. However, transitional adjustments relating to those standards where comparatives are not required will be made to opening retained earnings at 1 July 2005. Comparatives restated under IFRS will not be reported in the financial statements until 31 December 2005, being the first half year reported in compliance with IFRS.

The CSL Group established a formal IFRS Steering Committee in 2003 to plan and manage the convergence to IFRS, monitor the developments in IFRS and ensure it is prepared to report under IFRS in accordance with the timetable outlined above. The IFRS Steering Committee includes senior members of management, is monitored by the Group Finance Director, and reports to the Audit and Risk Management Committee on the progress towards transition. As a part of the project for the implementation of IFRS, the IFRS Steering Committee set-up seven specific project teams, each responsible for evaluating the impact of a specific group of accounting changes associated with the transition to IFRS. In addition, a dedicated resource for the project was employed during the year.

The project has been separated into four phases - Impact analysis, design and planning, solution development and implementation. The impact analysis and design and planning phases are largely completed and work has begun on the solution development and implementation phases. Internal training on IFRS has already been conducted for several subsidiaries and divisions in Australia, New Zealand and the USA.

Set out below are the key areas where accounting policies will change and may have an impact on the financial statements of the CSL Group. It should be noted that at this stage the CSL Group has not fully quantified the impacts of each area on the financial statements.

The key areas are as follows:

Goodwill

Under AASB 3 Business Combinations, goodwill acquired in a business combination will not be amortised. Instead it will be subject to annual impairment testing focussing on the cash flows of related cash generating units.
This will result in a change to the current accounting policy, under which goodwill is both amortised on a straight line basis over the period during which the benefits are expected to arise, and not exceeding 20 years, and subject to a recoverable amounts review.

Employee Benefits

The CSL Group does not currently recognise an asset or liability for the net position of the defined benefit schemes it sponsors, except for the recognition of any net liabilities on acquisition of controlled entities.
Under AASB 119 Employee Benefits the CSL Group will be required to recognise the net position of each scheme based on actuarial valuations on the statement of financial position. The initial adjustment on transition will be recognised through retained earnings and subsequent adjustments will be to the statement of financial performance.

Share-based Payments

The CSL Group currently does not recognise an expense for options or performance rights issued under the current plans (for further information on share plans refer to note 29). Under AASB 2 Share-based Payments, the CSL Group will be required to recognise an expense for all share-based remuneration issued after 7 November 2002 which has not vested as at 1 January 2005. The expense is based on the fair value of the equity instruments issued at the grant date.

Income Taxes

Under AASB 112 Income Taxes a new method of accounting for income taxes, known as the "balance sheet liability method", will be adopted, replacing the current "tax effect income statement" approach used by the CSL Group. The new method recognises deferred tax balances in the statement of financial position when there is a difference between the carrying value of an asset or liability and its tax base. Adoption of this new method may result in increased deferred tax assets and liabilities and, as tax effects follow the underlying transaction, some tax effects will be recognised directly in equity.

Government Grants

Where government grants are provided for the acquisition or construction of a long-term asset, AASB 120 Accounting for Government Grants and Disclosure of Government Assistance requires the amount of the grant to be recognised as income over the periods necessary to match the grant with the related costs that are intended to be compensated. Under current Australian Accounting Standards, such grants are recognised immediately as revenue.

Hedging and financial Instruments

AASB 139 Financial Instruments: Recognition and Measurement is required to be adopted by the CSL Group prospectively from 1 July 2005. This standard requires all financial instruments to be recognised in the statement of financial position and all derivatives and most financial assets to be carried at fair market value. AASB 139 recognises fair value hedge accounting, cash flow hedge accounting and hedges of investments in foreign operations. Fair value and cash flow hedge accounting can only be considered where effectiveness tests are met on both a prospective and retrospective basis. Ineffectiveness outside the prescribed range precludes the use of hedge accounting accounting and may result in amounts recognised in the statement of financial performance, which had not been recognised previously.

CSL Limited and its controlled entities
Directors' Declaration

(1) In the opinion of the Directors:

(a) the financial statements and notes of the company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2004 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards and Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

(2) In the opinion of the Directors, as at the date of this declaration, there are reasonable grounds to believe that the members of the Closed Group identified in Note 34 will be able to meet any obligations or liabilities to which they are or may become subject, by virtue of the Deed of Cross Guarantee dated 20 June 1995.

Made in accordance with a resolution of the directors.

Peter H Wade Chairman	Brian A McNamee Managing Director

Melbourne
Dated 25 August 2004

ERNST & YOUNG

■ 120 Collins Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

■ Tel 61 3 9288 8000
Fax 61 3 9654 6166
DX 293 Melbourne

Independent audit report to members of CSL Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for CSL Limited (the company) and the consolidated entity, for the year ended 30 June 2004. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgment of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit opinion

In our opinion, the financial report of CSL Limited is in accordance with:

(a) the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the financial position of CSL Limited and the consolidated entity at 30 June 2004 and of their performance for the year ended on that date; and

  (ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Ivan Wingreen
Partner
Melbourne
25 August 2004

CSL Limited
2003/04 Full Year Result
26 August 2004

CSL

Disclaimer

Forward looking statements

The forward looking statements included in these materials involve subjective judgment and analysis and are subject to significant uncertainties, risks, and contingencies, many of which are outside the control of, and are unknown to, CSL. In particular, they speak only as of the date of these materials, they assume the success of CSL's business strategies, and they are subject to significant regulatory, business, competitive and economic uncertainties and risks.

No representation, warranty or assurance (express or implied) is given or made in relation to any forward looking statement by any person (including CSL). In particular, no representation, warranty or assurance (express or implied) is given in relation to any underlying assumption or that any forward looking statement will be achieved. Actual future events may vary materially from the forward looking statements and the assumptions on which the forward looking statements are based. Given these uncertainties, readers are cautioned to not place undue reliance on such forward looking statements.

Subject to any continuing obligations under applicable law or any relevant listing rules of the ASX, CSL disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements in these materials to reflect any change in expectations in relation to any forward looking statements or any change in events, conditions or circumstances on which any such statement is based. Nothing in these materials shall under any circumstances create an implication that there has been no change in the affairs of CSL since the date of these materials.

CSL

Highlights

- **Record Result**
  - NPAT up 212%
  - Cashflow up 79%
  - EPS $1.23
- **Acquisition of Aventis Behring**
  - Integration on track
  - > 60% of milestones complete
- **Sale of Animal Health**
- **HPV - Phase III well advanced**
- **IVIG**
  - Liquid IVIG - EU national registration
  - Subcutaneous - EU national registration

CSL

Financial Performance

	Reported A$M	Chg	FX Adj A$M	Chg
Revenues	1,836	40%	1,984	+51%
EBITDA	399	56%	445	+75%
EBIT	269	99%	303	+124%
NPAT (Pre G/W)	262	132%	293	+160%
CFO	207	79%	217	+89%
DPS cents	38	12%		

CSL

Growth


Sales
$M
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
1999
2000
2001
2002
2003
2004


Net Profit After Tax (pre G/Will)
$M
300
250
200
150
100
50
0
Animal Health
1999
2000
2001
2002
2003
2004


EBITA
$M
350
300
250
200
150
100
50
0
1999
2000
2001
2002
2003
2004


R&D Spend
$M
120
100
80
60
40
20
0
1999
2000
2001
2002
2003
2004

Business Unit Performance



ZLB Behring

Sales FY$1,016m, 4Q $582m

EBITDA FY$149m, 4Q $137m

Integration progressing

- 35 US collection centres closed
- Plasma collection reduced by 1 million litres
- Manufacturing throughput reduced by 1.1 million litres
- Consolidation of sales, Head Office and testing labs
- Transfer of paste to Bern expected mid 2005

US IVIG pricing environment improving

[1] *FY represents 9 months to 31 March for ZLB and 3 months to 30 June for ZLB Behring*
4Q represents 3 months to 30 June 2004 for ZLB Behring Business

Plasma Therapeutics Industry

Strategy

- Broad Product Portfolio & Continuing Innovation
- Low Cost High Yield Manufacturing
- Balancing Cashflow & Market Demands
- Maximising Profitable Litres
- Global Marketing Reach

Global Market Share*



ZLB Behring 21%
CSL 2%

- Approx. 23% share of $US7bn industry
- Approx. 25% share of $US5.1bn Plasma industry

* *Management estimates*

ZLBB - Market Conditions

Core Products

pdFVIII	- Industry managing ongoing transition to recombinants - Growing volume of pdFVIII sold into 2nd tier markets - VWF demand growing
IVIG	- Prices have been steady with upward pressure going forward - Currently experiencing solid demand
Albumin	- Prices stable after period of weakness

CSL

ZLBB Pro-forma 2004/2005 sales split

Per Therapeutic Category

In percent of total sales


rFVIII
Pd Coagulation
Immunology
Critical Care
Wound Healing
Other
2%
6%
19%
18%
24%
31%

Per Region

In percent of total sales


North America
Western Europe
Central Europe
Japan
Intercontinental
11%
11%
37%
21%
20%

Broad portfolio of products - Global Sales Reach

ZLBB - Integration on track



> 60% of Integration milestones completed
800
700
600
500
400
300
200
100
0
# of milestones
• Marburg social plan signed by works council
• Commercial Operations consolidated
• Vienna shut down, social plan signed by works council
• King of Prussia HQ restructuring complete, Glendale office closed
• Plasma centres closed, testing transferred to Knoxville lab
• Kankakee restructuring complete
April 2004
June 2005

ZLBB - Integration on track

Still to complete

- Marburg restructuring
- Fractions V & II + III from Kankakee registered in Bern
  - Dependent on FDA approval
- Complete IT systems integration
- Complete supply chain integration

Synergies

- At least US$100m
  - 65% of US$100m embedded in COGS. Full manufacturing cycle to release benefit
  - R&D benefit will flow 2nd half fiscal 2005

Sales Momentum Maintained during Integration

CSL

CSL Bioplasma

- Sales $178m (+6%)
- Integration of Aventis Behring Asian business (ex Japan) positions well for regional growth
- Continued strong demand for Intragam® P in Australia
  - Growth in plasma receipts from ARCBS
- New Plasma Products Agreement
  - Negotiations are continuing
  - Aiming for agreement by 30 Sept 2004

Pharmaceutical

- Sales $212m (-13%)
- Double digit growth in pharmaceuticals and exports offset by a reduction in low margin distribution arrangements for 3rd party hospital products
- Federal funding of pneumococcal vaccinations program for >65s announced
- Upgrade and expansion of flu facility

CSL

JRH Biosciences

- Sales $192m (+14%)
  - Up 41%when translated in USD
- Market conditions remain good
  - Growth in all product lines
- Strong serum sales
  - By-Prod acquisition doubled FBS sales
  - FBS 39% of overall business
- Facilities upgraded
  - UK liquid media plant
  - US dry powder media facility

R&D Highlights

- Plasma R&D restructuring advanced
  - Plasma R&D aligned with manufacturing expertise
- HPV
  - Merck foreshadowing 2nd half 2005 filing
  - US and European patents in place
- ISCOMATRIX®
  - Chiron Collaboration for Hepatitis C
  - Austin Health/Ludwig Inst. for NY-ESO-1
- rHDL (Stroke)
  - Phase 1b study in Australia to start late 2004

CSL

R&D Leveraging Centres of Excellence

R&D

	CSL Group	ZLB Behring	CSL Bioplasma
Focus	Biotechnology	Life cycle management	Novel plasma products Plasma fractionation technology
Key Projects	Recombinant proteins Monoclonal antibodies Vaccine adjuvants	Immunology Hemophilia A1PI Specialty products	Novel chromatographic technology
Laboratories	Parkville, Australia	Marburg, Germany Bern, Switzerland	Broadmeadows, Australia

R&D - IVIG Pipeline



Subcutaneous IgG (EU)
12% Liquid IVIG (EU)
Subcutaneous IgG (US)
12% Liquid IVIG (US)
Chromatographic Liquid IVIG
2004
2005
2006
2007



Financial Detail

Aventis Behring Acquisition

Fair Value Adjustments

- US, IAS, GAAP - conversion to Australian GAAP
  - Inventory adjustments
    - Actual cost base
    - Provision level
    - Net realisable value
  - Pension liability recognition
  - Intangible asset adjustments
  - Plant and equipment adjustments
  - Restructuring provision

Aventis Behring Acquisition

Fair Value Adjustments - Inventory

- Book value - US GAAP, IAS GAAP, approx US$900m
- Fair value of inventory Australian GAAP US$800m
- Physical units of inventory on hand, approx US$900m
- Discount allocated to inventory, approx US$205m

Aventis Behring Acquisition

Open Balance Sheet 31.03.04 - Fair Value AU GAAP

			US$M
Current Assets			
Inventory	805		
Other	322	1,127	
Non-Current Assets			
Plant & Equipment	354		
Other	31	386	
Total Assets			1,513
Current Liabilities		325	
Non-Current Liabilities		174	
Total Liabilities			499
Net Fair Value Assets			1,014

Restructuring provisions;onerous contracts $121m

	US$M
Fair Value of Assets	1,014
Total Consideration	718
Discount on Acquisition	295

Discount allocations:

Inventory	205
Plant and Equipment	90
Discount on Acquisition	295

CSL

ZLBB - Acquisition

- Contingent payment
  - Trigger period commencing October 2007
  - Trigger - CSL VWAP > $28 or $35 for 20 consecutive trading days within 6 months ending 31 March 2008
  - Cash payment or issue of shares, at CSL's election, to the amount of US$125m for $28 trigger and a further US$125m for $35 trigger.

CSL

Restructuring Costs Expensed

One Off Costs Absorbed - $12M pre tax

- Closure of Glendale office - $3M
- Closure of collection centres - $6M
- Other restructuring expenses - $1M
- Animal Health restructuring costs - $2M

Financial Settings

Effective Tax Rate

– Group tax rates

• Australia	30%
• USA	38%
• Germany	40%
• Switzerland	12% (with relief)
• Switzerland	24% (standard rate)
• Other	18 to 42%

CSL

Financial Settings

Effective Tax Rate

- Determinants of effective tax
  - Effective tax rate year ended 30.06.04 - 14%
    - Multiple tax jurisdictions
    - Various tax/book bases
    - Impact of discount release
    - Transfer pricing review post acquisition/restructure
    - Timing of redundancy provision deductions
- Anticipate short term rate to be lower than "normal ongoing rate"
- 2004/05 rate between 15-20%

CSL

Financial Settings

Working Capital

- Cash flow from operations - $207m (LY $115m)
  - Inventory reduction
  - Improving inventory turns
  - Continued emphasis on working capital management
  - Turnaround in Aventis Behring & Plasma Centre closures
- Acquired inventory
  - Anticipate further reductions in line with previous guidance

CSL

Financial Settings

Leverage/Liquidity

– Net Debt/Net Debt & Equity	26%
• Pro-forma 36%	
– Net Debt 30.06.04	$733m
– Interest Cover	17.1 times
– Capital Expenditure	$80m
– DRP Underwriting not required	

"Strong Balance Sheet"

Financial Settings

Leverage/Liquidity

Debt Profile			Average Rate
Private Placement	USD	$250m	5.66%
Bank Debt			
- CHF		$160m	1.50%
- EUR		$130m	3.00%
Foundation Loan	CHF	$ 23m	4.75%
Aventis Vendor Finance	USD	$125m	

Foreign Exchange

- USD remains low against Swiss Franc
  - Current rate 1.25
  - Average rate for financial year 1.3
  - 5 year/10 year average rates 1.53/1.44
  - Average rate 2003 1.42
  - 2003/04 NPAT impact $32m
- Anticipate no significant improvement in current financial year
- CSL Group - better currency match <u>post restructure</u>

CSL

Summary & Outlook

- **Summary**
  - Leadership in plasma products
  - ZLBB Integration on Track
  - Industry economics improving
  - Merck expected to file HPV with FDA late calendar 2005
- **Outlook**
  - Improving IVIG pricing
  - Remain comfortable with upper end of previous guidance
    - NPAT in region of $250-270 million*

** Subject to currency fluctuation and material price movements in core plasma products*

Appendix



Annual Report & Notice of Annual General Meeting, September 10, 2004

CSL

RECEIVED
2005 DEC 13 A 11:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

10 September 2004

Mr James Gerraty
Listings Officer
Australian Stock Exchange Limited
530 Collins Street
MELBOURNE VIC 3001

Dear Mr Gerraty

FOR ANNOUNCEMENT -
ANNUAL REPORT AND NOTICE OF ANNUAL GENERAL MEETING

Following is the 2003-04 Annual Report and Notice of the Annual General Meeting including Explanatory Notes and Proxy Form of CSL Limited, which will be held at the Function Centre, National Tennis Centre, Melbourne Park, Batman Avenue, Melbourne on Thursday, 14 October, 2004, at 10.00 a.m.

The above material is being mailed to shareholders on 12 September, 2004.

Yours sincerely

Peter Turvey
COMPANY SECRETARY

Phone: +61 3 9389 1911 CSL Limited (ABN 99 051 588 348) Fax: +61 3 9387 8454
45 Poplar Road Parkville Victoria 3052 Australia

CSL

CSL Limited
Annual Report 2003-2004


Our business is health care









CSL Limited ABN 99 051 588 348
Annual Report 2003-2004

Below: [illegible]

Marburg: [illegible]

Melbourne: [illegible]

King of Prussia: [illegible]

Kankakee: [illegible]



Contents

Cover Pictures: [illegible]

Knoxville: [illegible]

Melbourne: [illegible]

Bern: [illegible]

Marburg: [illegible]



CSL's Year in Review 2003-2004



Dear Shareholder,

This has been a milestone year for CSL with a major acquisition that has considerably strengthened our global plasma therapeutics business and positioned the company for substantial and profitable future growth.

Some of our major highlights this year include:

- **Net profit after tax of $219.6 million for the 2003-2004 financial year;**
- **CSL's acquisition of Aventis Behring which has been merged with ZLB Bioplasma to form ZLB Behring - a global leader in plasma therapeutics;**
- **Significant progress with the integration of our global plasma products business operations under the banner of ZLB Behring;**
- **A solid trading performance by the new ZLB Behring business in its first quarter under CSL control;**
- **Net proceeds on the sale of our Animal Health business to Pfizer Inc. of $161.6 million against a book value of $59.3 million;**
- **Raising equity of $438.1 million from institutional shareholders and $110.6 million from retail shareholders to help fund the acquisition of Aventis Behring;**
- **The appointment of two new directors bringing additional industry experience to further strengthen the CSL Board.**

Dividends and Financial Results

On 13 April 2004, our shareholders received an interim dividend of 12 cents per share (fully franked). CSL's final dividend of 26 cents per share (fully franked) will be paid on 8 October 2004.

Our net profit after tax for the CSL Group of $219.6 million included a $75.3 million net profit from the sale of our Animal Health business and a $68.3 million discount on the acquisition of Aventis Behring.

CSL Group sales revenue for the year amounted to $1,650.2 million and included a particularly strong performance from JRH Biosciences as well as a solid $581.8 million sales revenue from ZLB Behring in its first three months of operation.



Peter Wade

Brian McNamee

Financial Results

Financial highlights for the year ended 30 June 2004

Five Year Summary

All figures are in $A million unless stated otherwise

	2003-04	2002-03	2001-02	2000-01	1999-00
Total revenue	1,835.7	1,313.2	1,350.2	854.8	504.3
Sales revenue	**1,650.2**	**1,300.3**	**1,336.4**	**843.3**	**450.6**
Research and development investment	**101.2**	**91.5**	**93.3**	**81.2**	**43.6**
Profit from ordinary activities before income tax expense	**254.6**	**101.7**	**156.5**	**106.1**	**80.6**
Net profit attributable to members of CSL Limited	**219.6**	**70.4**	**123.8**	**78.2**	**54.4**
Profit from ordinary activities after income tax expense before amortisation of goodwill	**261.6**	**112.6**	**163.8**	**102.4**	**54.4**
Capital investment	79.6	74.3	82.9	60.9	37.2
Total assets at 30 June	3,875.4	2,219.5	2,312.1	1,771.8	946.5
Total equity at 30 June	2,074.0	1,282.7	1,273.1	876.0	793.6
Net tangible assets per share at 30 June ($)	6.18	2.42	1.79	1.36	5.32
Weighted average number of shares (million)	178.2	159.2	158.3	149.5	133.4
Basic earnings per share (cents)	123.3	44.2	78.2	52.3	40.8
Dividend per share (cents)	38.0	34.0	34.0	26.0	23.0

Dividends to Shareholders

On 13 April 2004, our shareholders received an interim dividend of 12 cents per share (fully franked). CSL's final dividend of 26 cents per share (fully franked) will be paid on 8 October 2004.

Year in Review continued

Human Health

Our human health business includes the operations of ZLB Behring, CSL Bioplasma, CSL Pharmaceutical, and our globally integrated new product development activities.

The acquisition of Aventis Behring by CSL Limited in March 2004 and its merger with ZLB Bioplasma to form **ZLB Behring** created a business with an enhanced competitive position in plasma therapies by combining strengths in the treatment of haemophilia and critical care with those in immune deficiency. The integration of the business since finalising the acquisition continues to make good progress and is anticipated to realise synergies and cost savings according to plan. ZLB Behring has a broad product portfolio of high quality products, an increasingly competitive cost structure and a global marketing presence focussed on customer needs. The business is well positioned for success and is working on new and improved products to enhance its competitive position. The new business traded impressively in the last quarter of the year with sales of $581.8 million.

Sales of Carimune™, our US IVIG product, achieved good underlying growth in a price competitive market. Sales revenue in the last three months from ZLB Behring's new product portfolio was also very pleasing.

In the USA, after a slow start, the number of patients on Zemaira®, a new generation of Alpha-1-Proteinase Inhibitor for prophylactic treatment of patients at risk of life shortening emphysema, is now growing steadily. Late in the year, we launched Rhophylac® in the USA and a wide number of European countries. The market potential of this anti-D immunoglobulin for the prevention of haemolytic disease of the newborn is expected to expand in the next year.

In addition to approvals for Zemaira® and Rhophylac®, market approval was obtained for

Financial Calendar

2004	
17 September	Shares traded ex-dividend
24 September	Record date for final dividend
8 October	Final dividend paid
14 October	Annual General Meeting
31 December	Half year ends

2005	
23 February	Half year profit and interim dividend announcement
8 March	Shares traded ex-dividend
14 March	Record date for interim dividend
15 April	Interim dividend paid
30 June	Year ends
24 August	Annual profit and final dividend announcement
30 August	Shares traded ex-dividend
5 September	Record date for final dividend
10 October	Final dividend paid
12 October	Annual General Meeting
31 December	Half year ends

Year in Review continued

Liquid Sandoglobulin® (a 12% intravenous immunoglobulin) in the United Kingdom and Switzerland. Further European approvals are anticipated in 2005 and in 2006 in the USA. Clinical trials in Primary Immunodeficiency (PID) for Vivaglobin®, a 16% liquid immunoglobulin for subcutaneous injection, were completed and the US regulatory filing is anticipated shortly. Vivaglobin® is expected to be attractive to the home care market. Pre-clinical development of the next generation liquid intravenous immunoglobulin utilising CSL's chromatographic purification technology was completed and clinical trials will commence shortly.

The global market for plasma therapeutics remains competitive although there are signs that prices are improving for intravenous immunoglobulin in the USA, a market which consumes 40% of the world's supply of this product. The impact of price declines in previous years has influenced the industry to restructure its cost base and reduce capacity.

With burgeoning health care expenditures in OECD economies, ZLB Behring is working with governments and insurers to find new ways of supporting reimbursement practices by additional Phase IV clinical studies and new indications for its products. The company is active in health care policy, seeking to ensure consumer access to care.

ZLB Behring is now well placed to expand its worldwide operations in plasma therapies through increasing yields and a greater range of product offerings.

ZLB Plasma Services is one of the largest collectors of human blood plasma in the world with operations in the US and Europe. Our business sources all commercial plasma for ZLB Behring through both plasma collection and commercial purchases. We are also a major supplier of plasma to the global plasma fractionation industry.

Following CSL's acquisition of Aventis Behring including the Aventis Bio-Services plasma collection business, we now operate 65 plasma collection

CSL Total Revenue
($A millions)


2000
1500
1000
500
0
504.3
854.8
1,350.2
1,313.2
1,835.7
99-00
00-01
01-02
02-03
03-04

CSL Profit Before Interest and Tax
($A millions)


300
250
200
150
100
50
0
77.2
128.7
186.1
135.3
268.8
99-00
00-01
01-02
02-03
03-04

centres across the USA, as well as the industry's largest testing laboratory in Tennessee, and a logistics centre in Indiana. In Germany, we operate eight plasma collection centres, a high volume testing laboratory in Gottingen and a logistics centre in Marburg.

We have made excellent progress this year with our plans to further improve operational efficiencies and business integration with Aventis Bio-Services has proceeded rapidly since our acquisition. Thirty-seven US and German plasma collection centres have closed, and our plasma testing facility in Miami, Florida is being decommissioned. All future US plasma testing will be carried out in our Knoxville, Tennessee facility. Corporate activities will be centralised at our Boca Raton headquarters in Florida and the corporate operations of Aventis Bio-Services at other US locations will be closed.

CSL Bioplasma's 6% growth in sales revenue this year to $177.6 million has been underpinned by the greater demand for major products in key markets. Our presence in the Asia Pacific is also significantly stronger now following the recent merging of ZLB Behring's regional business with our operations.

Negotiations are well under way with the National Blood Authority (NBA) for a new Plasma Products Agreement (PPA) under which we will continue to provide specialised plasma products and other value-added services in collaboration with the Australian Red Cross Blood Service (ARCBS). As a result of new management arrangements introduced in July 2003, the NBA now represents all governments in Australia.

We significantly increased our production of Intragam® P to keep pace with a rise in clinical demand. This outcome was achieved through the ARCBS commitment to providing more plasma for fractionation and because of the higher Intragam® P yields we derived from manufacturing improvements. Another highlight this year has been the acceptance of Biostate®, a new high purity Factor VIII for the treatment of Haemophilia A.

CSL Profit After Tax
($A millions)


250
200
150
100
50
0
54.4
78.2
123.8
70.4
219.6
99-00
00-01
01-02
02-03
03-04

CSL R&D Investment
($A millions)


120
100
80
60
40
20
0
43.6
81.2
93.3
91.5
101.2
99-00
00-01
01-02
02-03
03-04

Year in Review continued


Sales revenue by business unit
Human Health $1,405.2 million
JRH Biosciences $192.5 million
Animal Health $52.5 million

Human health	**85%**
– ZLB Behring (61%)	
– CSL Pharmaceutical (13%)	
– CSL Bioplasma (11%)	
JRH Biosciences	**12%**
Animal Health	**3%**

Supervisor Jeff Petter inspects vials in a freeze-drying operation at Kankakee in Illinois, USA.



CSL Bioplasma continued to strengthen relationships with blood services in the Asia Pacific region. In China, an emerging market, we made encouraging sales of commercial albumin sourced from ZLB Behring.

The potential role of Biostate® as a treatment for the bleeding disorder, von Willebrand's Disease, moved a step closer to realisation. A pharmacokinetic study in volunteers with the disease has been successfully completed and a safety and efficacy clinical trial is now being carried out around Australia.

During the year, the New England Journal of Medicine published the results of a Saline versus Albumin Fluid Evaluation (S.A.F.E.) study sponsored by the Australian and New Zealand Intensive Care Society. This study of 7000 patients in 16 intensive care units in Australia and New Zealand successfully demonstrated the safety of our Albumex® 4 for use in the fluid resuscitation of seriously ill patients.

Looking ahead, we are uniquely placed to deliver a comprehensive range of life-saving products and services to governments, medical professionals and patients. The combined strengths of CSL Bioplasma and ZLB Behring will now enable us to deliver a broader range of plasma therapeutics, customised plasma fractionation to blood services throughout our region, and a stronger focus on customer service and support through our direct presence in many key Asia Pacific markets.



[illegible]



[illegible]

CSL Pharmaceutical revenue was down by 13% to $212.0 million this year, largely as a result of our continuing to phase out low margin pharmaceutical distribution activities.

Good sales growth consolidated our market for Tramal - a leading analgesic for treatment of moderate to severe pain. We distribute Tramal in Australia for Grunenthal GmbH. In November 2003, PBS listing further enhanced sales potential for EpiPen, a treatment for severe allergic reactions, which we distribute in Australia for Dey Laboratories.

CSL continues to supply Menjugate to several States and Territories as part of the major vaccination program announced by the Federal Government in October 2002 to provide protection against meningococcal C disease for all children in Australia up to the age of 19. CSL distributes Menjugate under license from Chiron SpA.

In June 2004, the Federal Government announced plans for free vaccination against pneumococcal infection for people aged over 65. Due to commence in January 2005, this program will lead to increased sales of Pneumovax 23, a product distributed in Australia by CSL on behalf of Merck & Co. Inc.

CSL has entered into another long-term agreement with UNICEF to produce and supply children's vaccines for immunisation programs being carried out in developing countries. Vaccines manufactured by CSL are used to protect children against diphtheria, whooping cough and other serious diseases.

CSL's Fluvax® influenza vaccine sales continue to come from broadening vaccine uptake in Australia and from international market growth. In Australia, CSL is a leading supplier of influenza vaccine for the Federal Government immunisation program targeting people over 65, as well as for corporate and private market sectors

We are in the process of expanding our influenza vaccine research and manufacturing facilities at Parkville in Melbourne to ensure sufficient capacity to satisfy the requirements of Northern and Southern Hemisphere customers for the foreseeable future. These new facilities will be completed in time for the next influenza season in Australia and will comply with international manufacturing standards.

New Product Development investment remains focussed on candidate products arising from CSL's core technologies in plasma fractionation, vaccinology, recombinant proteins (including recombinant antibodies) and our immunostimulating ISCOMATRIX® adjuvant.

Now that the business operations of Aventis Behring and ZLB Bioplasma have been combined to form ZLB Behring, we are also integrating global R&D activities. Centres of excellence are being established in Marburg (Germany), Bern (Switzerland) and Kankakee (USA), as well as in Melbourne at Parkville and Broadmeadows.

Phase III clinical trials of the human papillomavirus (HPV) vaccine being undertaken by our exclusive licensee Merck & Co. Inc. are now well advanced and it is anticipated that filing with the US FDA for a product licence will take place in the second half of 2005. Both US and European patents are now in place for this vaccine which has the potential to make a strong contribution to public health by preventing certain types of cervical cancer and genital warts.

Year in Review continued

Given CSL's level of investment in the plasma therapeutics sector, a key strategy is to develop further high value medicines from plasma fractionation. We have now gathered compelling preclinical data in support of our reconstituted high-density lipoprotein (rHDL) and plan to take this candidate product into early stage clinical trials in 2005 (see feature story on page 24). We are also progressing well with our liquid IVIG development program and will shortly begin clinical trials of a state-of-the-art product.

During the year, we entered into a collaboration with Chiron Corporation to develop an immunotherapeutic vaccine for the treatment of hepatitis C (HCV) infection. Chiron's proprietary HCV antigens are to be combined with CSL's ISCOMATRIX® adjuvant technology for significant product development work and for clinical trials.

Our ISCOMATRIX® adjuvant technology is also being evaluated by a number of other organisations. We recently concluded our first cancer clinical trial testing ISCOMATRIX® combined with ESO-1 with the Ludwig Institute for Cancer Research. The results of the trial, which were widely reported, have encouraged the Institute to establish two further trials in patients with melanoma.

CSL Group Headquarters at Parkville in Melbourne will be responsible for coordinating global R&D operations with a focus on plasma-derived and biotech new product development programs that will drive future growth.


Australian
Red Cross

CSL Chief Executive Brian McNamee (right) presented $200,000 to Greg Vickory, National Chairman, Australian Red Cross Society in June 2004, a significant proportion of which was raised from shareholders as a result of their participation in CSL's Shareholders Share Purchase Plan.

These funds will be allocated to the Australian Red Cross Medical Research Fund to assist the Australian Red Cross Blood Service to conduct research that is vital to improving health and quality of life.

JRH Biosciences

JRH Biosciences has maintained its performance of strong growth with sales revenue increasing 14% to $192.5 million this year. Growth in all product lines and enhancements to key facilities further strengthened JRH's international position as a leading supplier of media for the biopharmaceutical industry.

Growth in sales has been augmented by new services and products such as BioEaze™ custom bioprocessing systems to increase productivity in cell culture based operations. In its first year, BioEaze™ has established a strong presence and the demand is expected to gain momentum in an emerging market for disposables.

Among the new products in our portfolio is an expanded EX-CELL™ line of new proprietary cell culture media designed for therapeutic protein





ZLB Plasma Services operates the largest plasma testing laboratory in the industry at Knoxville in Tennessee, USA



[illegible] checks the set up of an inspection machine at Kankakee in Illinois, USA

and monoclonal antibody production. This expanded line will increase the use of JRH products in biopharmaceutical projects moving through the drug development pipeline.

Serum operations are underpinned by our strong Australian serum franchise which positions us well to meet demand for Australian fetal bovine serum. JRH's Australian operations ensure our ability to provide the highest quality serum at a time of increasing regulatory requirements. Australian-sourced bovine calf serum is used to make Enriched Calf Serum, the newest addition to our serum products developed for specific cell lines.

JRH reached key milestones in its program to develop and optimise cell culture media for customers. Close collaboration between customers and our media development group resulted in technical successes with media-related drugs being developed by key biopharmaceutical researchers and manufacturers. Our success in this area of technology will deliver ongoing media sales for JRH as our customers move their drugs through the clinical pipeline.

Maintaining the high standard of JRH facilities around the world enables us to capitalise on developing biopharmaceutical opportunities. During the year, we completed a significant upgrade of our liquid media plant in the United Kingdom. This manufacturing capacity upgrade combined with our UK-based technical service and support for customers enables us to further develop our involvement in European clinical trials and enhance JRH access to this significant market.

In the USA, two important projects are well under way at our headquarters in Kansas. Rapid progress has been made towards expanding production capacity in our dry powder media facility. Scheduled for completion in June 2005, this expansion will position us to accommodate the increasing demand for dry powder media. Our scientific laboratories in Kansas are also being extended and upgraded.

Year in Review continued

Annual General Meeting

Thursday 14 October 2004 at 10.00am
Function Centre,
National Tennis Centre
Melbourne Park,
Batman Avenue
Melbourne 3000

AGM Live Webcast

Note: The Chairman's Report and the Chief Executive Officer's Report will both be webcast through CSL's web site: www.csl.com.au

Log on to the Home Page of CSL's web site and then click on the first item under CSL News called Annual General Meeting webcast.

In the Asia Pacific, our presence is continuing to grow as we successfully open new markets in India and increase sales of JRH cell culture media in China and other countries in the region.

The CSL Board

Mr John Akehurst and Mr Maurice Renshaw have both been recently appointed to the Board. Mr Ian McDonald did not stand for re-election at our October 2003 Annual General Meeting at which the Board acknowledged the benefit gained from his many years' experience in the international pharmaceutical industry and expressed their great appreciation for his valued contribution.

Appointed to the Board in April 2004, Mr Akehurst was formerly Managing Director and CEO of Woodside Petroleum Ltd. Prior to this Mr Akehurst held a number of positions with Shell and had responsibility for South-East Asia and South America.



[illegible]



Mr Maurice Renshaw was appointed to the Board in July 2004 having come from Pfizer Inc. where he was Vice-President, as well as Executive Vice-President of Pfizer Consumer Group and President of Pfizer Consumer Healthcare Division. Mr Renshaw was also Vice-President of Warner Lambert Co. and was instrumental in the integration of Warner Lambert with Pfizer. Mr Renshaw has had many years' experience in the international pharmaceutical industry.

The CSL Board welcomes the appointment of both these highly experienced Directors and it is expected their contributions will be extremely valuable.

Our Thanks to Management and Staff

In a year of change which included the successful sale of the Company's Animal Health business to Pfizer Inc., and the purchase of Aventis Behring, our management and staff around the world have faced very substantial and still continuing challenges within all CSL business operations.

Changes on this scale and in such a short time have had a major impact on many people especially our staff. We could not have implemented this significant restructuring of our businesses so quickly without the highest levels of professionalism that have been demonstrated by all our employees, and your Board of Directors therefore takes this opportunity to thank both our management and staff for their strong commitment to the implementation of strategies that will position us for future growth.

Peter Wade
Chairman

Brian McNamee
Chief Executive Officer
and Managing Director



[illegible] Marburg in Germany [illegible] Plasma products manufactured here include coagulation and critical care therapies and specialty products.



ZLB Behring
Strategy for Growth

ZLB Behring is a global leader in plasma therapeutics with the broadest range of high quality products in our industry and established markets throughout the world.

Our strategy for business growth has five key elements:

- **A broad portfolio of high quality products;**
- **Global marketing to match customer needs;**
- **An R&D pipeline of new plasma products;**
- **Lower cost and higher yield manufacturing;**
- **Product supply in balance with the demand.**

Our strategy is matched by the necessary resources and programs:

A broad portfolio of high quality products

We manufacture five product groups: coagulation and wound healing therapies, immunoglobulins, critical care products, and treatment for pulmonary disease.

A strong global presence to service customer needs

We have established global markets supported by sales and distribution centres throughout the world.

An R&D pipeline of new and improved plasma products

We have continued to deliver innovative products to the market. Closely aligned with restructured manufacturing operations, our R&D activities remain focussed on life-cycle development, new product development and product safety.

A restructure of manufacturing for greater efficiency

We operate manufacturing facilities in Germany (Marburg), Switzerland (Bern) and the USA (Kankakee) and also maintain a close relationship with CSL Bioplasma's manufacturing operation in Australia (Melbourne).

Manufacturing is being restructured to focus on core product strengths at each location and create more cost-effective operations that will deliver the most profitable return for each litre of plasma processed.

A better balance between supply and demand

Fundamental to our business is access to secure sources of plasma. ZLB operates more than 70 plasma collection centres in the US and Germany, and has the largest plasma testing laboratory in the industry at Knoxville in Tennessee.

This substantially restructured plasma collection business better reflects manufacturing requirements and the needs of our customers.



Technician Thomas Bittner in the Factor IX production plant at Marburg in Germany.

A Global Leader in Plasma Therapies – Estimated Market Shares as at June 2004

	Market Share	Rank
Coagulation	22%	2nd
Critical Care	20%	1st
Immunoglobulins	18%	2nd
Wound Healing	16%	3rd
Alpha-1-PI	10%	3rd
Worldwide market share	21%	2nd

A broad portfolio of high quality products

ZLB Bioplasma Stand Alone Sales


IVIG 70%
Albumin 25%
Other 5%

ZLB Behring Indicative Sales Split


IVIG 26%
Other 22%
19%
18%
Albumin 8%
5%
Alpha 1-PI 2%

A pipeline of new and improved plasma products

Phase IV	vWD* (Humate P) Alpha-1-PI deficiency (Zemaira®) Immunodeficiency: 12% liquid IVIG (EU)
Registration	vWD* (Humate P improved formulation) Immunodeficiency (subcutaneously delivered IgG) ITP* (Anti D immunoglobulin) GBS* USA (IVIG)
Phase III	Immunodeficiency: 12% liquid IVIG (USA) Immunodeficiency and ITP* Chromatographic Liquid IVIG
Phase II	Stroke: reconstituted High Density Lipoprotein

* vWD: von Willebrand's Disease
* ITP: Immuno Thrombocytopenia
* GBS: Guillian Barré Syndrome



ZLB Behring
Operations

ZLB Behring is one of the world's leading manufacturers of plasma therapeutics with substantial markets in the USA, Europe and Japan.

Based at King of Prussia in Pennsylvania (USA), ZLB operates regional sales offices throughout the world and manufacturing plants in Kankakee, Illinois (USA), Bern (Switzerland) and Marburg (Germany).

ZLB Behring's plasma collection operation, ZLB Plasma Services, has more than 70 plasma collection centres in the US and Germany, along with plasma testing laboratories and logistics centres in both countries.

The plasma therapeutics manufactured by ZLB Behring include:

- Coagulation therapies to treat bleeding disorders such as haemophilia;
- Critical care products for treatment of shock in trauma, sepsis, severe burns and cardiac surgery;
- Immunoglobulins to treat infections and autoimmune diseases, and to prevent haemolytic disease in the newborn;
- Wound treatment therapies used to minimise blood loss.



We understand the needs of people relying on our products. People with haemophilia (a bleeding disorder resulting in poor blood clotting and continuous bleeding) have to learn to live with this life-threatening condition. In emergency trauma situations and with serious burns, people can suffer severe blood plasma losses. Some patients have wounds that continue bleeding, or immune systems too weak to fight infection.

After a slow start, ZLB Behring is now seeing growth in the number of patients using Zemaira®, its new generation Alpha-1-Proteinase Inhibitor - a prophylactic treatment for people at risk from life-shortening emphysema through a genetic deficiency in their synthesis of this protein.

As a result of the integration of the former Aventis Behring into the CSL Group to form ZLB Behring, we are now able to offer a more diversified range of products covering five important therapeutic treatment groups.

Our integrated business will also deliver some significant improvements in operational efficiency, particularly in plasma collection, higher yield manufacturing, infrastructure and corporate administration.

ZLB Behring is well positioned to develop its global business in plasma therapeutics through a growing portfolio of high quality products and a continuing focus on the needs of our customers.

MAJOR PLASMA PRODUCTS MARKETED BY ZLB BEHRING

Coagulation Therapies

Coagulation therapies are used to treat bleeding disorders such as haemophilia and Von Willebrand's disease.

Recombinant Factor VIII
- Helixate® NexGen

Von Willebrand's Factor
- Haemate®
- Humate-P®
- Stimate®

Plasma-derived Factor VIII
- Beriate® P
- Monoclate-P®

Plasma-derived Factor IX
- Mononine®
- Berinin® P

Critical Care Products

Critical care products are used to treat shock, sepsis and severe burns, and are used in cardiac surgery.

Albumin Solutions
- Human-Albumin 20%® Behring
- Albuminar® (5/20/25%)
- Alburex

Inhibitors
- Berinert® P
- Kybernin® P

Thrombolytics
- Streptase®

Other Trauma Therapies
- Beriplex® P/N
- Haemocomplettan® P

Pulmonary Disease Treatment

For people at risk from life-shortening emphysema through a genetic deficiency in their synthesis of this protein.

Alpha-1-Proteinase Inhibitor
- Zemaira®

Wound Healing Therapies

Wound healing therapies are used to facilitate healing.

- Beriplast® P Combi-Set
- Fibrogammin® P

Immunoglobulins

Immunoglobulins are used to treat infections and autoimmune diseases, and to prevent haemolytic disease in the newborn.

Polyvalent IVIG
- Sandoglobulin®
- Carimune™
- Redimune™
- Sandoglobulin® NF Liquid
- Venimmun® N
- Gammar® P I.V.
- Gamar-Venin® P

Polyvalent IMIG/SCIG
- Beriglobin® P
- Vivaglobin® P

Hyperimmunes
- Rhophylac®
- Rhesogamma® P
- Hepatitis B IG P
- Berirab® P
- Tetagam® P
- Varicellon® P



Technician Frank [illegible] in the Factor IX production plant at Marburg in Germany.



[illegible] at Kankakee in Illinois, USA.



ZLB Behring
Centres of Excellence

Our plasma products manufacturing operations around the world are being integrated to create centres of excellence.



Kankakee: Operator [illegible] on the packaging line.

Manufacturing centres of excellence are being established at Marburg (Germany), Bern (Switzerland), Kankakee (USA) and at CSL Bioplasma's facility at Broadmeadows in Melbourne.

R&D for plasma products will be closely aligned with this manufacturing expertise and will concentrate on product improvements, process development, safety and validation systems.

The centres of excellence will undertake the following R&D activities:

- Marburg will continue to develop coagulation therapies, along with critical care and specialty products;
- Bern will focus on immunoglobulins, production methods and safety standards;
- Melbourne will continue to offer state-of-the-art purification technologies for plasma products;
- Kankakee (Illinois) will be responsible for continuous improvement of our Alpha-1-Proteinase Inhibitor (Alpha-1-PI) product.

CSL will maintain its global reputation for quality plasma products through state-of-the-art prion safety and validation systems and will continue to study viral elimination technologies and potential emerging pathogens. This responsibility for product safety will be shared across all our sites.

Marburg:
Dr. Ernst-Juergen Kanzy is a Senior Research Specialist and Head of the protein technology laboratory.







Melbourne: (Broadmeadows) [illegible]





Bern: [illegible]



ZLB Behring
ZLB Plasma Services

ZLB Plasma Services is one of the largest collectors of human blood plasma in the world with operations in the US and Europe. Through our own plasma collection operations and commercial purchases, we source all of the plasma required by ZLB Behring. We are also a major supplier of plasma to the global fractionation industry.

CSL's acquisition of Aventis Behring in March 2004 to form ZLB Behring included the plasma collection business of Aventis Bio-Services, which has been integrated into our operations. We now have 65 plasma collection centres in the US, as well as eight in Germany.

Our headquarters is in Boca Raton, Florida. We operate the largest plasma-testing laboratory in the industry at Knoxville in Tennessee and a logistics centre at Indianapolis in Indiana. Based at Marburg, operations in Germany include eight plasma collection centres across the country, a plasma-testing laboratory in Gottingen and a Marburg logistics centre.

Globally, we have more than 2,600 staff supporting over 40,000 donors who provide plasma used to produce life-saving products for critically ill patients. ZLB Plasma Services offers a reliable and secure source of plasma for those essential medications. In this stringently regulated industry, we comply with the highest international standards, use the most sophisticated systems, and continue to explore avenues of innovation.

Fundamental to continuing improvements in operational efficiency this year has been the high priority we have given to integrating the former Aventis Bio-Services (ABS) into our business. We have made excellent progress towards centralising corporate control at Boca Raton, transferring all US plasma testing to Knoxville, and combining the US operations of 26 ABS plasma collection centres with 39 of our own.

ZLB Plasma Services has significantly strengthened its plasma collection, testing and distribution capacity in 2004 and enhanced its position as a key supplier to the fractionation industry.









Technologist [illegible] uses a [illegible] incubator for an [illegible] test at Knoxville in Tennessee, USA



Manager [illegible] observes the operation of an [illegible] during ALT testing at [illegible]

ZLB Plasma Services

US Headquarters – Boca Raton, USA
US Testing Laboratory – Knoxville, USA
US Logistics Centre – Indianapolis, USA

EU Headquarters – Marburg, Germany
EU Testing Laboratory – Gottingen, Germany
EU Logistics Centre – Marburg, Germany


Bremen
Berlin
Bielefeld
Braunschweig
Gottingen
Offenbach
Nurnberg

Germany – 8 Plasma Collection Centres

USA – 65 Plasma Collection Centres


WA
OR
MN
WI
MI
IA
NE
OH
IL
IN
WV
UT
CO
KS
MO
KY
NC
TN
AZ
NM
OK
AR
SC
States with ZLB Plasma Services Centres

- > Arizona (AZ)
- > Arkansas (AR)
- > Colorado (CO)
- > Florida (FL)
- > Illinois (IL)
- > Indiana (IN)
- > Iowa (IA)
- > Kansas (KS)
- > Kentucky (KY)
- > Michigan (MI)
- > Minnesota (MN)
- > Missouri (MO)
- > Nebraska (NE)
- > New Mexico (NM)
- > North Carolina (NC)
- > Ohio (OH)
- > Oklahoma (OK)
- > Oregon (OR)
- > South Carolina (SC)
- > Tennessee (TN)
- > Texas (TX)
- > Utah (UT)
- > Washington (WA)
- > West Virginia (WV)
- > Wisconsin (WI)



CSL Bioplasma
Asian Operations

CSL Bioplasma is the largest manufacturer of plasma products in the Southern Hemisphere and the preferred provider of plasma therapeutics and services in Australia, New Zealand and other key regional markets.

In March 2004, CSL acquired the business of Aventis Behring to form ZLB Behring. The subsequent merging of ZLB Behring's commercial activities in Asia (except Japan) with CSL Bioplasma's regional operations created a business very strongly positioned to become the leading provider of plasma therapeutic products in our region.

Melbourne will be headquarters for this combined business which includes a regional office in Hong Kong and a significant presence in Mainland China where good growth in demand is expected for plasma therapeutics.

By taking advantage of the complementary strengths of CSL Bioplasma and ZLB Behring, we will provide an extensive range of life-saving therapeutic products and services to governments, medical professionals and patients. We can offer the broadest range of products in our industry, customised toll manufacturing to blood services throughout our region, and enhanced client support through our greater presence in key markets.



CSL Bioplasma has a successful record in toll manufacturing through well-established relationships with the Australian Red Cross Blood Service and other blood services in our region including in New Zealand, Hong Kong, Malaysia and Singapore.

ZLB Behring's Asian operations are underscored by an established position in the region as a leading supplier of plasma products. Their broad range of commercial therapeutics includes an extensive portfolio of plasma-derived and recombinant products for the treatment of haemophilia.

By integrating our operations, we will significantly boost our business in the Asia Pacific region so that we can look forward confidently to a future of sustainable growth.

MAJOR PLASMA PRODUCTS MANUFACTURED BY CSL BIOPLASMA

Coagulation Therapies

Coagulation therapies are used to treat bleeding disorders such as haemophilia and Von Willebrand's disease.

- Biostate®
- MonoFIX® -VF
- AHF (HP)
- Prothrombinex™ - HT
- Thrombotrol®

Immunoglobulins

Immunoglobulins are used to modify function of the immune system.

- Intragam® P
- Normal Immunoglobulin
- Rh(D) Immunoglobulin
- CMV Immunoglobulin
- Hepatitis B Immunoglobulin
- Zoster Immunoglobulin
- Tetanus Immunoglobulin

Critical Care Products

Critical care products are used for plasma volume expansion or exchange, for haemodialysis and for replacement of albumin.

- Albumex®

Diagnostic Products

Diagnostic products are used to determine compatibility of donor-recipient blood in transfusion settings.

- ABO Monoclonal Reagents
- Reagent Red Blood Cells

Our Toll Fractionation Services

CSL Bioplasma performs plasma fractionation for Australia's National Blood Authority, a role pivotal to Australia's policy of self-sufficiency. CSL Bioplasma is also the national fractionator for New Zealand, Hong Kong, Malaysia and Singapore.

ZLB Behring Plasma Therapeutics

CSL Bioplasma also markets ZLB Behring's commercial products in Asia through ZLB Behring Asia.







[illegible] Anthony [illegible] control room [illegible] plasma fractionation process.

Above: [illegible]

[illegible] CSL Bioplasma's [illegible]



CSL Pharmaceutical
New Australian Government Vaccination Program

From January 2005, Australians aged 65 years and over will be able to go to their family doctor or health care provider for free vaccination against pneumococcal disease under a new Federal Government program.

In order to enhance the health outcomes for older Australians, CSL will be working closely with the Federal and State Governments' to help achieve higher uptake rates for vaccination against this disease - a result that has already been achieved by the long established national influenza vaccination program.

CSL is a participant in both national programs through our Fluvax® influenza vaccine and PneumoVax 23, a vaccine against pneumococcal disease that we distribute in Australia on behalf of our business partner, Merck & Co. Inc.

In its most severe form, pneumococcal disease can result in meningitis (inflammation of the lining of the brain), bacteraemia (infection of the blood) and pneumonia. In Australia, invasive pneumococcal disease is a significant cause of death and hospitalisation with more than 150 deaths and thousands of hospital admissions each year.

Pneumococcal disease is caused by a bacterium that has many strains. PneumoVax 23 includes the components of 23 types of pneumococcus including six serotypes that most frequently cause the invasive, drug-resistant, pneumococcal infections in children and adults.

Australian immunisation experts recommend vaccination against pneumococcal disease for everyone aged 65 and over, indigenous Australians aged 50 and over, people with chronic medical conditions (such as diabetes, cardiovascular, respiratory, liver or renal diseases), people with alcohol-related problems, tobacco smokers and those who are immunocompromised.

People in the groups at risk who are under the age of 65 will be able to obtain PneumoVax 23 at a subsidised cost through the Pharmaceutical Benefits Scheme.



MAJOR PHARMACEUTICAL PRODUCTS MARKETED BY CSL

Vaccines	For prevention of:
Fluvax®	Influenza
Pneumovax* 23	Pneumococcal infection
Menjugate*	Meningococcal C disease
ADT®	Diphtheria and tetanus
Tet-Tox®	Tetanus
H-B-VAX* II	Hepatitis B infection
PedvaxHIB*	Haemophilus influenzae B
Vaqta*	Hepatitis A infection
Varivax* Refrigerated	Varicella
Comvax*	Haemophilus influenzae B and Hepatitis B infection
Q-Vax®	Q-Fever
MMR* II	Measles, mumps and rubella

Anti-infectives	For treatment of:
Flopen®	Severe staphylococcal infections
Moxacin®	Bacterial infections
Fucidin*	Bacterial infections
BenPen®	Bacterial infections

Other products	For treatment of:
Tramal*	Moderate to severe pain
Flomax*	Benign prostatic hyperplasia
Antivenoms	Envenomation
Cervidil*	Complications during childbirth requiring induced labour
Modavigil*	Excessive daytime sleepiness in narcolepsy
Epi-Pen*	Severe allergic reactions
Daivonex*	Psoriasis
Advantan*	Inflammatory dermatoses

* See page 112




PRESCRIPTION ONLY MEDICINE
PRESCRIPTION ONLY MEDIC
KEEP OUT OF REACH OF CHILDREN
Fluvax
0.5 mL SYRINGE

Based at Parkville in Melbourne, [illegible] is the Brand Manager for Pneumovax 23. In Australia, invasive pneumococcal disease is a significant cause of death and hospitalisation with [illegible] 50 deaths and thousands of hospital admissions each year.



New Product Development
Reconstituted High Density Lipoprotein

CSL's significant investment in the manufacture of plasma therapeutics drives our strong commitment to expanding the range of useful proteins we can fractionate from plasma to develop high value medicines.

One of the most interesting candidates in our early stage R&D portfolio is Reconstituted High Density Lipoprotein (rHDL) as a treatment for stroke and acute coronary syndromes. Compelling preclinical data on rHDL has now been gathered and so we have decided to test this plasma-derived experimental medicine in early-stage clinical trials.

Our ZLB Behring scientists at Bern in Switzerland originally developed rHDL by fractionating ApoA1 protein from plasma and formulating it with lipid to create HDL particles. Known as "good cholesterol" HDL is a normal constituent of human plasma and higher levels of it are associated with improved outcomes in major cardiovascular diseases.

Preclinical and clinical studies in the past few years have established the safety profile of rHDL and demonstrated its potent biological activities. Working with international research groups in Europe and Australia, we have discovered that rHDL can have positive biological effects on those mechanisms that lead to poor outcomes in human cardiovascular disease.

For example, research groups in Italy and Australia have shown that experimental animals treated with rHDL after experimental strokes had reduced volumes of injured brain when compared to animals given a placebo. Other investigators have shown rHDL to have potent calming effects on endothelial cells lining blood vessels that suggest a potential benefit in acute coronary artery disease. Based on the advice of independent international experts that have examined the data from these studies, we will take rHDL into proof-of-principle clinical studies in stroke during the next year.



Reconstituted High Density Lipoprotein (rHDL) is in early stage clinical development as a treatment for stroke and acute coronary syndromes. Scientist Peter Lerch (left) from Bern started the rHDL project. Based at Parkville in Melbourne, Russell Basser (centre) is our Global Director of Clinical Development. Gino Vairo is the rHDL Project Leader at Parkville.



Scientist [illegible] with a mass spectrometer used to analyse proteins and peptides at Parkville in Melbourne



Parkville scientist [illegible], CSL project leader for the tumour immunotherapy program with the Ludwig Institute for Cancer Research

MAJOR HUMAN HEALTH PRODUCTS BEING DEVELOPED BY CSL

Products	Current Status	CSL's R&D Partners	
		Academic	Corporate
Vaccine to prevent Cervical Cancer and Genital Warts	Phase III clinical development	The University of Queensland	Merck & Co. Inc.
Melanoma/Tumour Immunotherapy	Phase II clinical development	Ludwig Institute for Cancer Research	
Vaccine to treat Hepatitis C Infection	Phase II clinical development		Chiron Corporation
Vaccine to treat Human Papillomaviruses	Phase Ib clinical development	The University of Queensland	
Liquid IVIG	Early stage clinical development		
Treatment of stroke with rHDL	Early stage clinical development	National Stroke Research Institute	
Topical Eye Delivery	Late stage research	Flinders University	

Cervical Cancer and Genital Warts: human papillomaviruses are associated with a range of clinical manifestations including genital dysplasias, tumours and warts.

Melanoma and tumour immunotherapy: targeting the human immune system to recognise and kill cancer cells is an attractive approach to reduce tumour burden, increase quality of life, and potentially cure patients with various forms of cancer.

Hepatitis C (HCV): a major international public health problem. We are working with scientists at Chiron Corporation to develop an immunotherapeutic to treat patients with chronic HCV infection.

Liquid IVIG: our state-of-the-art product is entering clinical testing.

Stroke: reconstituted high-density lipoprotein (rHDL) developed by our colleagues in Bern may be used to reduce the size of the brain lesion following vascular occlusion.

Topical Eye Therapy: delivery of biotech treatment for eye disease requires injection into the eye. We are working with collaborators at Flinders Medical Centre to develop topical (eye drops) delivery of biotech ophthalmic therapies.



JRH Biosciences
Operations

JRH Biosciences develops manufactures and markets cell culture reagents including dry powder media, liquid media and sera used in the manufacture of vaccines, biopharmaceuticals and gene therapy products.

Fundamental to JRH's continuing record of success as a leading supplier of media to the global biopharmaceutical industry has been our ability to penetrate strategic markets, to expand our business and to augment relationships with key, long-term customers. Our products and services are aligned to the requirements of customers moving drugs through their development pipelines. We will maintain our leading position through innovative products and technology, strong customer support and close collaboration with drug researchers, developers and manufacturers.

JRH's position in Europe's cell culture market has been enhanced by the opening of our new facility in the United Kingdom for the manufacture and distribution of liquid cell culture media, produced to strict code of Good Manufacturing Practice (cGMP) requirements. Our increased production will assist the biopharmaceutical industry to address the current global shortages in media manufacturing capacity.

Scheduled for completion in June 2005 is the construction of a second dry powder media manufacturing facility at JRH's corporate headquarters in the United States. This facility will incorporate new pin milling technology. At our headquarters, we are also expanding scientific laboratory space for media development including for our small volume media development program called imMEDIAte Advantage™.

An important focus for JRH scientists is ongoing success in developing media for use in the production of therapeutics, vaccines, recombinant proteins and monoclonal antibodies. Another priority is to build on our recognised expertise in CHO cell line platform products to further enhance that portfolio.

JRH will continue to expand its business by providing customers with exceptional technological support and expertise as we strengthen our global production, sales and distribution capabilities.



MAJOR CELL CULTURE PRODUCTS MARKETED BY JRH BIOSCIENCES

Biotechnology products used in cell culture

For use in the production of therapeutics, vaccines, monoclonal antibodies and recombinant proteins. Sera, media and growth factors are also extensively used in research and diagnostic laboratories.

- Serum-Free Media
- Classical Media
- Sera
- Growth Factors
- Supplements
- Buffers
- Detachment Factors
- Reagents

Cells taken from living organisms and grown under controlled conditions in a laboratory or manufacturing system are known as cell culture. In cell culture, media combined with sera, growth factors and other supplements are used to grow cells and produce proteins.

JRH Biosciences develops, manufactures and markets cell culture reagents and services targeted for commercial firms involved in developing and producing biopharmaceuticals using mammalian and insect cell culture methods.

Biotechnology services used in cell culture applications

imMEDIAte Advantage™
Program for quick delivery of small volumes of customised media, either in liquid or dry powder form, preferred by scientists in research and product development.

BioEaze™
Sterile disposable bags, components and bioprocessing systems designed to address specific pharmaceutical and biotechnology applications.

Bulk Liquid Media System
Customised liquid media handling systems designed to facilitate raw material transfer in cell culture laboratories.

Media Development and Optimisation
Development of media formulations specific to customer cell lines and applications, focussed on improving productivity and efficiencies.

Technical Services
Regulatory support to meet customer and government requirements for licensing issues; customer support on product applications and cell culture techniques; and product support focussing on technology transfer.

Analytical Services
Biochemical analyses that aids cell culture product development and optimisation.



[illegible] imMEDIAte Advantage™ [illegible] at Auckland. The imMEDIAte Advantage™ program offers quick delivery of small volumes of customised cell culture media.



Production Technician [illegible] demonstrates [illegible] liquid media filling operation at Annan in the United Kingdom. During the year, JRH [illegible] production capacity [illegible] European customers [illegible]



Our People

Many of our people in all parts of the organisation are to be congratulated for contributing to a transformational change over the past twelve months that has significantly strengthened CSL's position as a successful global biopharmaceutical company.

The establishment of ZLB Behring, the successful sale of our Animal Health business to Pfizer Inc. and the growth of our JRH Biosciences business have all resulted from strong commitment to the goals of the organisation, a focus on outcomes, on operational efficiency and financial discipline.

In June 2004, CSL had approximately 80% more employees than at the same time last year. We now have close to 8000 people located in 21 countries serving markets around the world. Supporting this growth, harmonisation of our human resources activities focusses on our Health, Safety and Management System, the CSL Group Values and Performance Management System and our corporate policies.

To make many complex decisions underpinning the changes to our business, due diligence and integration teams in Europe, the USA and Australia have analysed vast amounts of data and have secured the commitment of diverse groups of stakeholders. Establishing ZLB Behring involved 120 people in 15 integration teams collaborating to combine the best knowledge, skills and experience of CSL and ZLB with those of Aventis Behring and Aventis Bio-Services.

A culture survey of nearly 2500 employees from the former Aventis Behring and ZLB Bioplasma organisations in March 2004 revealed that there were many more similarities than differences between these organisations – and this has greatly assisted our integration process. Most employees in both former organisations understand the synergies required for ZLB Behring to be successful. Restructuring decisions were implemented quickly and with clearly outlined objectives to reduce uncertainty for people affected. As we planned, more than half the milestones for integration were achieved in the first 100 days after acquisition with minimal conflict or crises.

CSL's biennial Global Employee Opinion Survey conducted late in 2003 revealed strengths in customer focus, organisational commitment and the effectiveness of immediate supervisors, as well as an overall 75% level in job satisfaction.

Over the next year, we will further strengthen our Performance Management System and our communication of business objectives. Every manager has a financial target to meet and will be rewarded for demonstrating CSL Values and for achieving results aligned with corporate objectives.









Clockwise *(from above)*

King of Prussia: [illegible]

Melbourne (Broadmeadows): [illegible]

Hong Kong: [illegible]

Bern: [illegible]

Melbourne (Parkville): [illegible]

Kankakee: [illegible]

Knoxville: [illegible]

Melbourne (Parkville): [illegible]









CSL Group
Business Operations



ZLB Behring

Headquarters: King of Prussia, Pennsylvania, USA
Business: Immunoglobulins, Albumin, Coagulation and Wound Healing Therapies, Pulmonary Disease Treatment

1	King of Prussia	USA	Headquarters, Sales, Distribution
2	Bern	Switzerland	R&D, Manufacturing, Sales, Distribution
3	Marburg	Germany	R&D, Manufacturing
4	Kankakee	USA	Manufacturing
5	Ottawa	Canada	Sales and Distribution
6	Mexico City	Mexico	Sales and Distribution
7	Sao Paulo	Brazil	Sales and Distribution
8	Buenos Aires	Argentina	Sales and Distribution
9	Haywards Heath	UK	Sales and Distribution
10	Leuven	Belgium	Sales and Distribution
11	Paris	France	Sales and Distribution
12	Lisbon	Portugal	Sales and Distribution
13	Barcelona	Spain	Sales and Distribution
14	Farum	Denmark	Sales and Distribution
15	Stockholm	Sweden	Sales and Distribution
16	Hattersheim	Germany	Sales and Distribution
17	Vienna	Austria	Sales and Distribution
18	Milan	Italy	Sales and Distribution
19	Kryoneri	Greece	Sales and Distribution
20	Tokyo	Japan	Sales and Distribution

ZLB Plasma Services

Headquarters: Boca Raton, Florida, USA
Business: Plasma Collection and Testing

21	Boca Raton	USA	Headquarters
22	Knoxville	USA	Testing Laboratory
23	Indianapolis	USA	Logistics Centre
24	Marburg	Germany	EU Headquarters
25	Gottingen	Germany	Testing Laboratory
26	Marburg	Germany	Logistics Centre

+ 8 Plasma Collection Centres across Germany

+ 65 Plasma Collection Centres across the USA

JRH Biosciences

[illegible]
[illegible]

27	Lenexa	USA	Manufacturing, Sales, Distribution
28	Andover	UK	Manufacturing, Sales, Distribution
29	Melbourne	Australia	Manufacturing, Sales, Distribution
30	Denver	USA	Manufacturing
31	Caseyville	USA	Serum Collection
32	Selma	USA	Serum Collection
33	Mulberry	USA	Serum Collection
34	Brisbane	Australia	Serum Collection



CSL Limited

CSL Group Headquarters: Melbourne, Australia

35	Melbourne	Australia	R&D, Sales, Distribution
36	Sydney	Australia	Sales and Distribution
37	Brisbane	Australia	Sales and Distribution
38	Adelaide	Australia	Sales and Distribution
39	Perth	Australia	Sales and Distribution

CSL Pharmaceutical

Headquarters: Melbourne, Australia
Business: Vaccines, Anti-infectives, Antivenoms

40	Melbourne	Australia	Manufacturing
41	Auckland	New Zealand	Sales, Distribution

CSL Bioplasma

Headquarters: Melbourne, Australia
Business: Immunoglobulins, Albumin, Coagulation and Wound Healing Therapies, Blood Diagnostics

42	Melbourne	Australia	R&D, Manufacturing, Sales, Distribution
43	Auckland	New Zealand	Sales and Distribution
44	North Point	Hong Kong	Sales and Distribution
45	Beijing	China	Sales and Distribution
46	Shanghai	China	Sales and Distribution
47	Guangzhou	China	Sales and Distribution

Controlled Entities


CSL Limited
JRH Biosciences Pty Ltd
CSL New Zealand
CSL International
Cervax
Iscotec
ZLB Asia Pacific
ZLB Argentina
ZLB UK Limited
ZLB Holdings Limited
CSL Denmark
CSL Finance
ZLB Behring Holdings GmbH
CSL US Inc
CSL UK Holdings Ltd
ZLB Bioplasma Italy
ZLB Behring AG Switzerland
ZLB Bioplasma Belgium
JRH Biosciences Limited
ZLB Bioplasma UK
ZLB GmbH Germany
JRH Biosciences Inc
ZLB Bioplasma Inc
ZLB Holdings Inc




ZLB Behring Holdings GmbH
ZLB Behring Holdings KG
ZLB Plasma Services GmbH
ZLB Behring GmbH
ZLB Switzerland
ZLB Spain
ZLB Italy
ZLB Portugal
ZLB Austria
ZLB Sweden
ZLB Belgium
ZLB Greece


ZLB Holdings Inc.
ZLB Bioplasma HK Limited
ZLB Behring LLC
ZLB Behring Sales Force Inc.
ZLB Brazil
ZLB Foundation
ZLB France
ZLB Dominican Republic
ZLB Bio-Services Inc.
ZLB Japan
ZLB Mexico
ZLB Pharma GmbH
ZLB Canada

Controlled Entities continued

CSL Limited, based at Parkville in Melbourne, is a public company listed on the Australian Stock Exchange and the parent company of the CSL Group.

Business activities are carried out through CSL's Human Health and JRH Biosciences operations. CSL Limited manufactures plasma products, human vaccines and antivenoms in Melbourne, Australia.

ZLB Behring LLC manufactures products in Kankakee, Illinois and owns the sales and marketing operations of ZLB Behring in Canada (Ottowa), France (Paris), Japan (Tokyo), Brazil (Sao Paulo), Mexico (Mexico City) and the Dominican Republic.

Business operations also include **ZLB Bio-Services Inc.,** acquired plasma collection operations in the US, **ZLB Pharma GmbH,** holding German product licences, **ZLB Behring Sales Force Inc.** which employs the US sales force, and **ZLB Foundation,** a charitable foundation.

ZLB Behring Holdings KG is a holding company for the European businesses of ZLB Behring. These comprise sales and marketing operations in Switzerland (Zurich), Spain (Barcelona), Italy (Milan), Portugal (Lisbon), Austria (Vienna), Sweden (Stockholm), Belgium (Brussels) and Greece (Kryoneri).

Company operations also include **ZLB Behring GmbH,** a plasma products manufacturer in Marburg, Germany and **ZLB Plasma Services GmbH,** a plasma collection business in Germany.

ZLB Behring AG manufactures plasma products in Bern, Switzerland.

JRH Biosciences Inc. manufactures cell culture products at Kansas and Pennsylvania in the USA.

JRH Biosciences Limited manufactures cell culture products at Andover in the UK and is the European sales and marketing arm of JRH Biosciences Inc.

JRH Biosciences Pty Ltd manufactures cell culture products in Melbourne.

ZLB Asia Pacific, ZLB Argentina and ZLB UK Limited are sales and marketing companies for plasma products manufactured by ZLB Behring.

ZLB Bioplasma Inc. owns and operates ZLB Plasma Services in the US.

CSL (New Zealand) Limited in Auckland is the New Zealand marketing arm for our CSL Bioplasma and CSL Pharmaceutical businesses.

ZLB Bioplasma Belgium sprl is a sales and marketing company for plasma products manufactured by ZLB Behring AG.

ZLB Bioplasma Italy srl is a sales and marketing company for plasma products manufactured by ZLB Behring AG.

ZLB Bioplasma UK Limited is a sales and marketing company for plasma products manufactured by ZLB Behring AG.

ZLB GmbH is a sales and marketing company for plasma products manufactured by ZLB Behring AG.

Iscotec AB has technology to enhance the immune response to vaccines.

Cervax Pty Ltd was formed for a specific research and development project.

CSL Finance Pty Ltd raises debt funding for the CSL Group.

ZLB Holdings Limited holds product licences for ZLB Behring.

ZLB Holdings Inc. and **ZLB Bioplasma HK Limited** are holding companies for ZLB Behring LLC.

ZLB Behring Holdings GmbH is a holding company for ZLB Behring Holdings KG.

CSL International Pty Ltd is a holding company for the international operations of the CSL Group.

CSL Denmark ApS is a holding company for European subsidiaries of the CSL Group.

CSL US Inc. is a holding company for US operations of the CSL Group.

CSL UK Holdings Limited is a holding company for the UK operations of the CSL Group.



Executive Management Group



Dr Brian McNamee
Chief Executive Officer and
Managing Director



Tony Cipa
Finance Director



Peter Turvey
Company Secretary and
General Counsel



Peter Turner
President
ZLB Behring



Paul Bordonaro
General Manager
CSL Bioplasma



Colin Armit
President
CSL Pharmaceutical



Dr Andrew Cuthbertson
Chief Scientific Officer



Thomas Giarla
President
JRH Biosciences



Kelvin Milroy
General Manager
Human Resources

Directors' Profiles

Peter H Wade, FCPA, FAICD - (age 70)
Finance, Management (resident in Victoria).
Chairman

Mr Wade was elected to the CSL Board in 1994 and became Chairman in 1999. He had previously served CSL as a Commissioner and Director from 1985 to 1993 including a period as Acting Chairman during 1988. Mr Wade was formerly a Director of Tabcorp Holdings Limited and Managing Director, North Limited.

Brian A McNamee, MB, BS, FAICD - (age 47)
Pharmaceutical Industry, Medicine (resident in Victoria).
Chief Executive Officer and Managing Director

Dr McNamee was appointed to the CSL Board in 1990 and is the Chief Executive Officer and Managing Director. He is a Director of the Peter MacCallum Cancer Foundation Ltd and Gen-Probe Inc, a US company. Dr McNamee completed Bachelor of Medicine and Bachelor of Surgery Degrees at the University of Melbourne in 1979. Before taking up his present position, Dr McNamee was Managing Director and Chief Executive of Pacific Biotechnology Limited in Sydney, NSW (1988-89), General Manager, Faulding Product Divisions, F H Faulding & Co Limited, Adelaide, South Australia (1984-87), and International Product Manager, Dr Madaus & Co, based in Cologne, West Germany (1982-84).

Antoni M Cipa, B.Bus (Acc), Grad.Dip (Acc), CPA, ACIS – (age 49)
Finance (resident in Victoria).
Finance Director

Mr Cipa was appointed to the CSL Board as Finance Director in August 2000. Mr Cipa commenced his employment at CSL in 1990 as Finance Manager. He was instrumental in the float of the Company in 1994 at which time he was appointed Chief Financial Officer. Prior to joining CSL, Mr Cipa was employed at large public companies where he had significant exposure to mergers and acquisitions.

John Akehurst, MA (Oxon), FIMechE - (age 55)
Engineering, Management (resident in Western Australia).

Mr Akehurst was appointed to the CSL Board in April 2004. After graduating in Engineering from Oxford University, he has had 30 years' experience in the international hydrocarbon industry, most recently as Managing Director and CEO of Woodside Petroleum Ltd. Prior to this, he held a number of engineering and management positions with the Royal Dutch/Shell Group of Companies.

He is a former director of Oil Search Limited, a director of the University of Western Australia Business School and of Youth Focus, a charitable organisation dedicated to the prevention of youth suicide.

Elizabeth A Alexander, AM, BCom, FCPA, FCA, FAICD - (age 61)
Accounting (resident in Victoria)

Miss Alexander was appointed to the CSL Board in July 1991. She is a Director of Amcor Limited and Boral Limited. She is a Member of the Takeovers Panel, a Member of the Financial Reporting Council and past National President of the Australian Society of Certified Practising Accountants and of the Australian Institute of Company Directors. She is Chairman of the Board of Advice to the Salvation Army (Southern Command) and is Deputy Chairman of the Winston Churchill Fellowship Trust. Miss Alexander is Chairman of the Audit and Risk Management Committee.

Ian A Renard, BA, LLM, FAICD - (age 58)
Law (resident in Victoria).

Mr Renard was appointed to the CSL Board in August 1998. He has for many years practised in company and commercial law. He is a Director of Newcrest Mining Limited and Hillview Quarries Pty Ltd and a Member of the Australian Advisory Board of Singapore Power. Mr Renard is Deputy Chancellor of the University of Melbourne, Chairman of the Melbourne Theatre Company and Chairman of Australian Major Performing Arts Group Ltd. Mr Renard is a Member of the Audit and Risk Management Committee and the Human Resources Committee.



Peter Wade
Chairman



Brian McNamee
Chief Executive Officer
and Managing Director



Tony Cipa
Finance Director



John Akehurst



Elizabeth Alexander



Ian Renard



Maurice Renshaw



Kenneth Roberts



Arthur Webster

Maurice A Renshaw, B.Pharm. - (age 57)
International Pharmaceutical Industry (resident in NSW).

Mr Renshaw was appointed to the CSL Board in July 2004. Formerly he was Vice-President of Pfizer Inc, Executive Vice-President Pfizer Consumer Group and President of Pfizer Consumer Healthcare Division. Prior to his positions in Pfizer, Mr Renshaw was Vice-President of Warner Lambert Co and President of Parke-Davis US. Mr Renshaw has had more than thirty years experience in the international pharmaceutical industry.

Kenneth J Roberts, AM, BEc, FCPA, FAIM, FAICD, FRACP (Hon) - (age 66)
International Pharmaceutical Industry, Management, Marketing (resident in NSW).

Mr Roberts was appointed to the CSL Board in February 1996. Formerly, he was Chairman and Managing Director of Wellcome Australasia and Director of Marketing Development for the Wellcome worldwide group.

Mr Roberts is Chairman of the Royal Australasian College of Physicians Research and Education Foundation and Start-up Australia Pty Ltd, and a Director of ManageSoft Corporation Limited. He is also Chairman of the Boards of the Australian Genome Research Facility and the Australian Phenomics Facility and Deputy Chairman of the University of Queensland's Institute for Molecular Bioscience Com. Mr Roberts is Chairman of the Human Resources Committee.

Arthur C Webster, BVSc, DipBact (Lond) - (age 60)
Animal Health Industry, Commerce (resident in NSW)

Dr Webster was appointed to the CSL Board in March 1998. He is Chairman of the Advisory Board for the Faculty of Veterinary Science at Sydney University and also Chairman of three private Australian companies. He is a Council Member of both the Postgraduate Foundation in Veterinary Science and the Veterinary Science Foundation, University of Sydney. Dr Webster was formerly Technical Director then Managing Director of the animal health company, Cyanamid Webster Pty Ltd, and a Member of the Board of Governors, University of Western Sydney. Dr Webster is a Member of the Human Resources Committee and the Audit and Risk Management Committee.

Peter R Turvey, BA/LLB, MAICD
Company Secretary


ASX
STRALIAN STOCK EXCH

Corporate Governance

This statement outlines the Company's principal corporate governance practices in place during the year or that were introduced during the course of the year.

1. The Board of Directors

1.1 The Board Charter

The Board has a formal charter documenting its membership, operating procedures and the apportionment of responsibilities between the Board and management.

The Board is responsible for oversight of the management of the Company and providing strategic direction. It monitors operational and financial performance, human resources policy and practices and approves the Company's budgets and business plans. It is also responsible for overseeing the Company's risk management, financial reporting and compliance framework.

The Board has delegated the day-to-day management of the Company and the implementation of approved business plans and strategies to the Managing Director, who in turn may further delegate to senior management. In addition, a detailed authorisations policy sets out the decision-making powers which may be exercised at various levels of management.

The Board has delegated specific authority to four Board committees that assist it in discharging its responsibilities by examining various issues and making recommendations to the Board. Those committees are the Audit and Risk Management Committee, the Human Resources Committee, the Nomination Committee and the Securities and Market Disclosure Committee. Each committee is governed by a charter setting out its composition and responsibilities. A description of each committee and their responsibilities are set out below. The Board also delegates specific responsibilities to ad hoc committees from time to time.

The Board charter sets guidelines as to the desired term of service of non-executive directors. Board appointees should be available to serve for at least eight years. Directors are to resign upon having served on the Board for 15 years, unless the remaining members of the Board unanimously request the director to remain on the Board.

Directors are entitled to access independent professional advice at the Company's expense to assist them in fulfilling their responsibilities. To do so, a director must first obtain the approval of the Chairperson. The director should inform the Chairperson of the reason for seeking the advice, the name of the person from whom the advice is to be sought, and the estimated cost of the advice. Professional advice obtained in this way is made available to the whole Board.

1.2 Composition of the Board

Throughout the year there were either seven or eight directors on the Board. (Mr Ian McDonald retired from the Board in October 2003, Mr John Akehurst was appointed to the Board in April 2004 and Mr Maurice Renshaw was appointed to the Board after the end of the financial year in July 2004). Two of the Directors – the Managing Director and the Finance Director – are executive directors. The Board charter provides that a majority of directors should be independent. No director acts as a nominee or representative of any particular shareholder. A profile of each current director, including details of their skills, expertise, relevant experience, term of office and Board committee memberships can be found on pages 36 and 37.

The Chairman of the Board is an independent, non-executive director. He is responsible for





leadership of the Board, for ensuring that the Board functions effectively, and for communicating the views of the Board to the public. The Chairman sets the agenda for Board meetings and manages their conduct and facilitates open and constructive communication between the Board, management and the public.

1.3 Independence

The Board has determined that all of its non-executive directors are independent, and were independent for the duration of the reporting period.

All CSL directors are aware of, and adhere to, their obligation under the Corporations Act 2001 to disclose to the Board any interests or relationships that they or any associate of theirs may have in a matter that relates to the affairs of the Company, and any other matter that may affect their independence. As required by law, details of related party dealings are set out in full in notes 27 and 28 to the Company's financial statements. All directors have agreed to give the company notice of changes to their relevant interests in Company shares within five days to enable both them and the Company to comply with the Australian Stock Exchange (ASX) Listing Rules. If a potential conflict of interests exists on a matter before the Board then (unless the remaining directors determine otherwise), the director concerned does not receive the relevant briefing papers, and takes no part in the Board's consideration of the matter nor exercises any influence over other members of the Board.

In addition to considering issues that may arise from disclosure by directors from time to time under these obligations, the Board makes an annual assessment of each non-executive director to determine whether it considers the director to be independent. The Board considers that an independent director is a director who is independent of management and free of any business or other relationship that could, or could reasonably be perceived to, materially interfere with the exercise of their unfettered and independent judgment.

Information about any such interests or relationships, including any related financial or other details, is assessed by the Board to determine whether the relationship could, or could reasonably be perceived to, materially interfere with the exercise of a director's unfettered and independent judgment. As part of this process the Board takes into account a range of relevant matters including:

> information contained in specific disclosures made by directors pursuant to their obligations under the Board charter and the Corporations Act;

> any past employment relationship between the director and the Company;

> any shareholding the director or any of his or her associates may have in the Company;

> any association or former association the director may have with a professional adviser or consultant to the Company;

> any other related party transactions whether as a supplier or customer of the Company or as party to a contract with the Company other than as a director of the Company;

> any other directorships held by the director; and

> any family or other relationships a director may have with another person having a relevant relationship or interest.

In determining whether an interest or relationship is considered to interfere with a director's independence, the Board has regard to the materiality of the interest or relationship. For this purpose, the Board adopts a conservative approach to materiality consistent with Australian accounting standards. If a director has a current or former association with a supplier, professional adviser or consultant to the CSL Group, that supplier, adviser or consultant will be considered material:

> from the Company's point of view, if the annual amount payable by the CSL Group

to the supplier, adviser or consultant exceeds 5% of the consolidated expenses of the CSL Group; and

> from the director's point of view, if that amount exceeds 5% of the supplier's, adviser's or consultant's total revenues.

Similarly, a customer of the CSL Group would be considered material for this purpose from the Company's point of view if the annual amount received by the CSL Group from the customer exceeds 5% of the consolidated revenue of the CSL Group, and from the director's point of view if that amount exceeds 5% of the customer's total expenses.

In addition to assessing the relationship in a quantitative sense, the Board also considers qualitative factors, such as the nature of the goods or services supplied, the period since the director ceased to be associated and their general subjective assessment of the director.

The Board notes that Ian Renard is a current consultant to Allens Arthur Robinson, who provided professional advice to the Company during the financial year. The Board determined (applying the above criteria) that the director was independent despite the current relationship. The relationship was regarded as immaterial from both the Company's and the professional service firm's point of view using the above quantitative criteria and, in any event, the Board's general subjective assessment of the director was that the Company's relationship with the professional service firm did not prejudice the director's ability to act independently and in the best interests of the Company.

1.4 Nomination Committee

The functions and responsibilities of the Nomination Committee are documented in a formal charter approved by the Board. Currently all members of the Board sit as the Nomination Committee, and the Committee is chaired by the Board Chairperson.

The Committee is responsible for reviewing the Board's membership and making recommendations on any new appointments. The Committee is also responsible for:

> setting and following the procedure for the selection of new directors for nomination;

> conducting regular reviews of the Board's succession plans to enable it to maintain an appropriate mix of skills and experience;

> regularly reviewing the membership of Board committees; and

> conducting annual performance reviews of the Board, individual directors, and the Board committees.

Information about meetings held during the year, and individual directors' attendance at these meetings, can be found on page 50 of the Directors' Report included in the financial report.

1.5 Director Appointments

Mr John Akehurst was the only new director appointed to the Board during the financial year and, in accordance with the Company's Constitution, he, as well as Mr Maurice Renshaw, who was appointed to the Board after the end of the financial year, are standing for election at the 2004 annual general meeting. Mr Peter Wade and Dr Arthur Webster were each re-elected as directors at the 2003 annual general meeting.

Before their nomination for election or re-election, it is the Company's policy to ask directors to acknowledge to the Board that they have sufficient time to meet the Company's expectations of them. The Board requires that all of its members devote the time necessary to ensure that their contribution to the Company is of the highest possible quality. The Board charter sets out procedures for the removal of a director whose contribution is found to be inadequate.

1.6 Performance Evaluation

As mentioned above, the Board (as the Nomination Committee) meets annually to review its own performance. The Chairperson also holds




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discussions with individual directors to facilitate peer review. The non-executive directors are responsible for evaluating the performance of the Managing Director, who in turn evaluates the performance of all other senior executives. These evaluations are based on specific criteria including the Company's business performance, whether the long term strategic objectives are being achieved and the achievement of individual performance objectives.

In addition to the briefing papers, agenda and related information regularly supplied to directors, the Board has an ongoing education program designed to give directors further insight into the operation of the Company's business. As part of this program, directors have the opportunity to visit Company facilities and attend meetings and information sessions with employees.

2. Audit and Risk Management

2.1 Integrity in Financial Reporting and Regulatory Compliance

The Board is committed to ensuring the integrity and quality of its financial reporting, risk management and compliance systems.

Prior to giving their director's declaration in respect of the annual and half-year financial statements, the Board requires the Managing Director and the Finance Director to sign written declarations to the Board that:

> The relevant financial statements present a true and fair view, in all material respects, of the Company's financial condition and operational results, and are in accordance with relevant accounting standards; and

> The declaration is founded on a sound and functioning system of risk management and internal compliance which implements the applicable policies of the Board and which operated efficiently and effectively in all material respects during the applicable period.

2.2 Audit and Risk Management Committee

The Audit and Risk Management Committee is responsible for assisting the Board in fulfilling its financial reporting, risk management and compliance responsibilities. The functions and responsibilities of the Committee are set out in a charter. Broadly, the Committee is responsible for:

> overseeing the Company's system of financial reporting and safeguarding its integrity;

> overseeing risk management and compliance systems and internal control framework;

> monitoring the activities and effectiveness of the internal audit function;

> monitoring the activities and performance of the external auditor and coordinating its operation with the internal audit function; and

> providing full reports to the Board on all matters relevant to the Committee's responsibilities.

The roles and responsibilities of the Committee are reviewed annually.

The Committee currently comprises three independent non-executive directors. Details of the Committee's current members, including their qualifications and experience, are set out in the directors' profiles on pages 36 and 37. The Committee charter provides that a majority of the Committee must be independent directors, and that the Committee Chair must be an independent director who is not also Chairperson of the Board. Executive directors may not be members of the Committee. Members are chosen having regard to their qualifications and training to ensure that each is capable of considering and contributing to the matters for which the Committee is responsible.

The Committee meets at least four times a year, and senior executives and internal and external auditors frequently attend meetings on invitation by the Committee. The Committee holds regular

meetings with both the internal and external auditors without management or executive directors present. The Board Chairperson may also attend meetings of the Committee in an ex officio capacity. Details of Committee meetings held during the year and individual directors' attendance at these meetings can be found on page 50 of the Directors' Report included in the financial report.

A Risk Management Committee of responsible executives reports to the Audit and Risk Management Committee on a quarterly basis. Its task is to quantify and manage certain business risks, including those relating to operating systems, the environment, health and safety, product liability, physical assets, security, disaster recovery, risk financing and compliance. Risk assessment and management policies are reviewed periodically.

2.3 External Auditor

One of the chief functions of the Audit and Risk Management Committee is to review and monitor the performance and independence of the external auditor. The Company's external auditor for the financial year was Ernst & Young, who were appointed by shareholders at the 2002 annual general meeting. A description of the procedure followed in appointing Ernst & Young is set out in the notice of the 2002 annual general meeting.

The Committee has established guidelines to ensure the independence of the external auditor. The external audit partner is to be rotated at least every five years, and the auditor is required to make an independence declaration annually. Information about the total remuneration of the external auditor, including details of remuneration for any non-audit services, can be found in note 31 of the financial statements.

The Committee is satisfied that the provision of those non-audit services by the external auditor was consistent with auditor independence.

It is the Company's policy to request that the auditor attend each annual general meeting to be available to answer questions from shareholders.

3. Remuneration and Human Resources

3.1 Human Resources Committee

The Board has adopted a formal charter delegating certain of its responsibilities in matters of remuneration and human resources to the Human Resources Committee. The Committee is comprised of three members, all of whom are independent non-executive directors.

The Board's Human Resources Committee is responsible for:

> establishing a policy framework for employee and senior executive remuneration;

> monitoring and reviewing Company human resources policies and plans;

> making recommendations to the Board on the remuneration packages of members of senior management, employee share and option plans, performance rights and employee superannuation arrangements;

> reviewing recruitment, retention and termination policies for senior management;

> approving benchmarks against which salary reviews are to be made; and

> reporting to the Board on any findings or recommendations of the Committee after each meeting.

The entire Board reserves responsibility for:

> approving remuneration for senior management, the Managing Director and non-executive directors;

> setting the terms of employment of the Managing Director;

> approving participation and operations of the Company's Senior Executive Share Ownership Plans, Global Employee Share Plan and Performance Rights Plan, and the policies applying to those plans.



The Committee meets at the conclusion of the performance management process, at the conclusion of the succession planning process, and at other times as required to discharge its responsibilities. Information about Committee meetings held during the year and individual directors' attendance at these meetings can be found on page 50 of the Directors' Report included in the financial report.

Senior executives attend Committee meetings from time to time on invitation from the Committee, and the Board Chairperson may attend any meeting in an ex officio capacity. Final decisions about an individual director or executives' remuneration are made without the director or executive being present.

3.2 Employee and Executive Remuneration

The Company's remuneration policy is designed to be competitive and equitable, and to attract and retain high quality employees. Where appropriate, the Human Resources Committee considers independent advice in setting remuneration levels.

Executives' remuneration packages are made up of fixed and performance-linked components. Base executive remuneration is a salary fixed at a level competitive with market rates. In addition executives may be awarded an incentive payment based on their individual performance, the performance of their division (where applicable) and the performance of the CSL Group during the preceding financial year. Incentive payments and salary increases are determined at the completion of annual performance management reviews, and derive directly from the results of that process.

Incentive payments are calculated by reference to performance objectives and assessment criteria set as part of the Company's Performance Management System. The system gives employees direct input into setting performance hurdles that are meaningful and relevant to the specific business objectives of the Company. The Company's performance-based remuneration is therefore expected to:

> encourage employees to reflect on appropriate performance benchmarks;

> set up real incentives for the achievement of performance objectives; and

> produce measurable improvements that are referable to the specific, identified needs of the Company.

Details of the remuneration of directors and the five most highly remunerated officers of the consolidated entity and the Company in the last financial year can be found on pages 53 and 54 of the Directors Report included in the financial report.

3.3 Employee Share and Option Plans

At the 2002 annual general meeting, shareholders approved the Company's Global Employee Share Plan, which replaced the General Employee Share Ownership Plan The Global Employee Share Plan (the Share Plan) was designed to enable the participation of employees in all of the countries in which CSL operates. The Share Plan is a contribution plan, under which regular deductions are made from the participant's salary and used to subscribe for new shares for the participant at a discount of up to 15% to the lower of the market price at the beginning and end of the relevant six month period. As the Plan is intended to encourage all employees to purchase CSL shares using their own funds, there are no applicable qualification periods, performance hurdles or the like.

Senior executives may also be entitled to participate in the Company's Senior Executive Share Ownership Plan (SESOP II), which was approved by shareholders at the 1997 annual general meeting and which complements the Performance Rights Plan. SESOP II gives the Board discretion to issue options over shares to key executives (including the Managing Director and Finance Director). Options issued under SESOP II are subject to vesting periods, and their issue is dependent upon the relevant individual and the company meeting pre-determined performance hurdles.

Corporate Governance continued

The Company's Performance Rights Plan was approved by shareholders at the 2003 annual general meeting and gives the Board discretion to issue performance rights (which are essentially options to subscribe for or acquire shares in the Company for either nil or nominal consideration) to key executives whose performance warrants such an allocation. Performance Rights issued under the Plan are subject to vesting periods and their issue is dependent upon the relevant individual and the company meeting pre-determined performance hurdles during specified performance periods. The company performance hurdles involve an assessment of the company's total shareholder return relative to the performance of the ASX top 100 index (excluding certain specified securities) over the assessment period.

Similar with SESOP II, the Performance Rights Plan is intended to give executives a long-term performance incentive and ensures their interests are aligned with those of shareholders.

The Managing Director and Finance Director participate in SESOP II and the Performance Rights Plan and the issue to them of up to a certain number of performance rights was approved by shareholders at the 2003 annual general meeting.

Details of the options outstanding and exercisable under SESOP II and of the Performance Rights outstanding under the Performance Rights Plan, are set out in note 29 of the financial statements.

3.4 Remuneration of Directors

The Company's Constitution sets the maximum aggregate amount of remuneration which may be paid to non-executive directors at $1,000,000. Increases to this sum must be approved by shareholders at a general meeting. Non-executive directors are not entitled to performance based bonuses or share options. Instead, under the Non-Executive Directors' Share Plan (the NED Share Plan) at least 20% of each director's fees are taken in the form of shares in the Company. The NED Share Plan was approved by shareholders at the 2002 annual general meeting.

As contemplated by the Constitution, remuneration for any extra services by individual directors, or the reimbursement of reasonable expenses incurred by directors, may also be approved by the Board from time to time.

In 1994, shareholders approved a Retirement Plan for Non-Executive Directors. The Board terminated the continued application of this retirement plan with effect from 31 December 2003, so further retirement benefits ceased accruing after that date.

Further details of directors' remuneration are set out in note 27 of the financial statements.

4. Market Disclosure

4.1 Summary of Continuous Disclosure Policy

The Board has approved a continuous disclosure policy designed to facilitate the Company's compliance with its obligations under the Australian Stock Exchange (ASX) Listing Rules. The policy:

- gives guidance as to the types of information that may require disclosure, including examples of practical application of the rules;
- gives practical guidance for dealing with market analysts and the media;
- identifies the correct channels for passing on potentially market-sensitive information as soon as it comes to hand;
- establishes regular occasions at which senior executives and directors are actively prompted to consider whether there is any potentially market-sensitive information which may require disclosure; and
- allocates responsibility for approving the substance and form of any public disclosure and communications with investors.

4.2 Securities and Market Disclosure Committee

The Board has delegated authority to a Securities and Market Disclosure Committee, which has a





formal charter. The Committee is designed to be convened at short notice to enable the Company to comply with continuous disclosure obligations and securities related issues. It comprises a minimum of any two directors, one of whom must be an independent director. The Committee has authority to:

> approve the form and substance of any disclosure to be made by the Company to the ASX in fulfilment of its continuous disclosure obligations;

> approve the allotment and issue, and registration of transfers of securities;

> make determinations on matters relating to the location of the share register; and

> effect compliance with other formalities which may be urgently required in relation to matters affecting the share capital.

4.3 Shareholder Communication

In addition to its formal disclosure obligations under the ASX Listing Rules, the Board uses a number of additional means of communicating with shareholders. These include:

> the half-year and annual report;

> posting media releases, public announcements, notices of general meetings and voting results, and other investor related information on the Company's website;

> annual general meetings, including webcasting which permits shareholders worldwide to view proceedings.

During the past year, the Company introduced a dedicated corporate governance page on the Company's website which supplements the communication to shareholders in the annual report regarding the Company's corporate governance policies and practices. That web page also contains copies of many of the Company's governance-related documents, policies and information.

The Board is committed to monitoring ongoing developments that may enhance communication with shareholders, including technological developments, regulatory changes and the continuing development of "best practice" in the market, and to implementing changes to the Company's communications strategies whenever reasonably practicable to reflect any such developments.

5. Securities Trading Policy

By promoting director and employee ownership of shares, the Board hopes to encourage directors and employees to become long-term holders of Company securities, aligning their interests with those of the Company. It does not condone short-term or speculative trading in its securities by directors and employees. The Company has a comprehensive securities trading policy which applies to all directors and employees. The policy aims to inform directors and employees of the law relating to insider trading and provide them with practical guidance for avoiding unlawful transactions in Company securities.

As a basic principle, the policy states that directors and employees should not buy or sell securities in the Company when they are in possession of price sensitive information which is not generally available to the market. The policy identifies trading 'windows' during which, subject to the blanket rule, it is safest to trade in Company securities. Directors and employees are reminded that procuring others to trade in Company securities when in possession of price sensitive information is also a breach of the law and the securities trading policy. Acquisitions of securities under the employee share and option plans are exempt from the prohibition under the Corporations Act 2001.

A procedure of internal disclosure applies to directors and employees wishing to buy or sell Company securities or exercise options over Company shares. Directors and employees are forbidden from making such transactions without the prior approval of the Chairperson (in the case

Corporate Governance continued

of directors) or the Company Secretary (in the case of employees). Directors also have specific disclosure obligations under the Corporations Act 2001 and the corresponding ASX Listing Rules.

6. Ethical Standards

In 2002, the Company set out to identify a set of values common to the diverse business units that form the CSL Group. This process resulted in the adoption of the CSL Group Values, intended to set a foundation for working across the organisation and serve as a tool in decision-making. These values are superior performance, innovation, integrity, collaboration and customer focus.

The Board has also adopted a Corporate Code of Conduct (the Code) outlining its commitment to ethical conduct. The Code sets out principles of conduct derived from the Group Values. The Code includes:

> a commitment to conducting its business with the utmost integrity by complying with laws and regulations in all countries in which the Company operates, and by fulfilling all of its responsibilities to shareholders and the financial community.

> rules guiding employees and directors towards ethical decisions in situations of potential conflict of interest, political involvement, bribery and financial inducements;

> workplace relations principles regarded by the Company as fundamental, including mutual respect, anti-discrimination and freedom of association;

> commitment to adherence to health and safety standards, both of products, through compliance with manufacturing and other best practice standards, and in the provision of safe employee work environments;

> practices for responsible environmental management;

> guidance for beneficial interactive relationships with the communities in which CSL operates and collaboration throughout the organisation

The Company expects that its contractors will comply not only with the national laws of the countries in which they operate, but also with internationally accepted best practice. It therefore requires that contractors also observe the principles set out in the Code of Conduct.

Shareholders as at 30 June 2004

	Shareholders	Shares
Australian Capital Territory	1,162	1,134,704
New South Wales	12,777	99,406,543
Northern Territory	159	131,630
Queensland	7,881	14,178,222
South Australia	3,832	4,675,262
Tasmania	769	788,543
Victoria	22,086	71,222,797
Western Australia	2,852	3,431,973
International Shareholders	1,341	1,478,703
Total Shareholders	52,859	196,448,377


Share Information

CSL Limited
Issued Capital: Ordinary shares: 196,448,377

Details of Incorporation

CSL's activities were carried on within the Commonwealth Department of Health until the Commonwealth Serum Laboratories Commission was formed as a statutory corporation under the Commonwealth Serum Laboratories Act 1961 (Cth) [the CSL Act] on 2 November 1961. On 1 April 1991, the Corporation was converted to a public company limited by shares under the Corporations Law of the Australian Capital Territory and it was renamed Commonwealth Serum Laboratories Limited. These changes were brought into effect by the Commonwealth Serum Laboratories (Conversion into Public Company) Act 1990 (Cth). On 7 October 1991, the name of the Company was changed to CSL Limited. The Commonwealth divested all of its shares by public float on 3 June 1994.

The CSL Sale Act 1993 (Cth) amends the CSL Act to impose certain restrictions on the voting rights of persons having significant foreign shareholdings, and certain restrictions on the Company itself.

CSL ordinary shares have been traded on the Australian Stock Exchange since 30 May 1994. Melbourne is the Home Exchange.

Substantial Shareholders

See page 48 of this Annual Report.

Voting Rights

At a general meeting, subject to restrictions imposed on significant foreign shareholders and some other minor exceptions, on a show of hands each shareholder present has one vote. On a poll each shareholder present has one vote for each fully paid share held.

In accordance with the CSL Act, CSL's Constitution provides that the votes attaching to significant foreign shareholdings are not to be counted when they pertain to the appointment, removal or replacement of more than one-third of the directors of CSL who hold office at any particular time. A significant foreign shareholding is one where a foreign person has a relevant interest in 5% or more of CSL's voting shares.

Significant Foreign Shareholdings

The Fidelity Investment Group is designated a significant foreign shareholder under the provisions of CSL's Constitution.

Distribution of Shareholdings as at 30 June 2004

Range	Holders	Shares	% Total Shares
1 - 1,000	32,259	15,029,486	7.65
1,001 - 5,000	18,915	37,070,744	18.87
5,001 - 10,000	1,003	6,739,269	3.43
10,001 - 100,000	424	9,751,031	4.96
100,001 and over	58	127,857,847	65.09
Total Shareholders	**52,659**	**196,448,377**	**100.00**
Number of shareholders with less than a marketable parcel of 23 shares (based on the share price of 30 June 2004)	1,102	12,605	



Shareholder Information

Share Registry

Computershare Investor Services Pty Limited
Yarra Falls, 452 Johnston Street Abbotsford VIC 3067
Postal Address: GPO Box 2975 Melbourne VIC 3001

Enquiries within Australia: 1800 646 882
Enquiries outside Australia: 61 3 9415 4000
Investor enquiries facsimile: 61 3 9473 2500
Website: www.computershare.com
Email: web.queries@computershare.com.au

Shareholders with inquiries should telephone or write to the Share Registry at the above address.

Separate shareholdings may be consolidated by advice to the Share Registry in writing.

Change of address should be notified to the Share Registry in writing without delay. Shareholders who are broker sponsored on the CHESS sub-register must notify their sponsoring broker of a change of address.

Direct payment of dividends into a nominated account may be arranged with the Share Registry. Shareholders are encouraged to use this option by writing to the Share Registry with particulars.

The Annual Report is produced for your information. However, should you receive more than one or wish to be removed from the mailing list for the Annual Report, please advise the Share Registry. You will continue to receive Notices of Meeting and Proxy.

The Annual General Meeting will be held at the Function Centre, National Tennis Centre, Melbourne Park, Batman Avenue, Melbourne at 10:00am on Thursday 14 October 2004. There is a public car park adjacent to the Function Centre which will be available to shareholders at no charge.

CSL's Twenty Largest Shareholders as at 30 June 2004

	Shareholder	Account	Shares	% Total Shares
1	JP Morgan Nominees Australia Limited		44,401,790	22.60
2	National Nominees Limited		25,347,033	12.90
3	Westpac Custodian Nominees Limited		19,002,735	9.67
4	Citicorp Nominees Pty Limited		6,953,225	3.54
5	Queensland Investment Corporation		3,955,433	2.01
6	ANZ Nominees Limited		2,806,204	1.43
7	Cogent Nominees Pty Limited		2,475,453	1.26
8	RBC Global Services Australia Nominees Pty Limited	BKCUST	2,244,658	1.14
9	IAG Nominees Pty Limited		1,946,801	0.99
10	AMP Life Limited		1,818,295	0.93
11	HSBC Custody Nominees (Australia) Limited		1,619,654	0.82
12	Westpac Financial Services Limited		1,202,069	0.61
13	Suncorp Custodian Services Pty Limited	AET	942,300	0.48
14	Dr Brian Anthony McNamee		770,651	0.39
15	UBS Private Clients Australia Nominees Pty Ltd		743,348	0.38
16	Perpetual Trustee Company Limited		710,543	0.36
17	Citicorp Nominees Pty Ltd	CFS WSLE IMPUTATATION FUND	551,461	0.28
18	Tasman Asset Management Ltd	TYNDALL AUSTRALIAN SHARE WHOLESALE PORTFOLIO	500,891	0.25
19	Health Super Pty Ltd		450,242	0.23
20	Cogent Nominees Pty Limited	SMP ACCOUNTS	424,236	0.22

In addition, at the date of this Report substantial shareholding notices have been received from:

The Fidelity Investments Group		27,995,357	14.25
Schroder Investment Management Australia Limited		12,493,900	6.36

CSL Limited Financial Report 2003-2004

Contents

Directors' Report

The Board of Directors of CSL Limited has pleasure in submitting the statement of financial position of the Company and of the consolidated entity at 30 June 2004, and the related statement of financial performance and statement of cash flows for the year then ended, and reports as follows:

1. Directors

The Directors of the Company in office during the financial year and until the date of this report are as follows:

Mr P H Wade (Chairman)
Dr B A McNamee (Managing Director)
Mr J Akehurst (appointed March 2004)
Miss E A Alexander, AM
Mr A M Cipa
Mr C I R McDonald (retired October 2003)
Mr I A Renard
Mr M A Renshaw (appointed July 2004)
Mr K J Roberts, AM
Dr A C Webster

Particulars of the directors' qualifications, experience, special responsibilities, ages and the period for which each has been a director are set out in the Directors' Profiles section of the Annual Report.

2. Directors' Shareholdings and Interests

At the date of this report, the interests of the directors who held office at 30 June 2004 in the shares, options and performance rights of the Company were:

CSL Limited

	Ordinary Shares	Share Options	Performance Rights
P H Wade	28,490		
B A McNamee	770,651	100,000	70,000
J Akehurst	2,500		
E A Alexander	5,215		
A M Cipa	8,468	100,954	40,000
I A Renard	5,342		
K J Roberts	4,872		
A C Webster	7,876		

3. Directors' Interests in Contracts

Particulars of directors' interests in contracts are to be found in Note 27 of the financial statements. This Report also sets out particulars of the Deed of Access, Indemnity and Insurance entered into by the Company with each director.

4. Directors' Meetings

During the year, the Board held 13 meetings. The Audit and Risk Management Committee met four times and the Human Resources Committee met six times. The Nomination Committee comprises the full Board and meets in conjunction with Board Meetings. The Securities and Market Disclosure Committee met 16 times and comprises at least any two Directors, one of whom must be a non-executive director. A Committee of Directors was formed comprising Mr Peter Wade, Miss Elizabeth Alexander, Mr Ian Renard, Dr Brian McNamee and Mr Tony Cipa for the purpose of considering the acquisition of Aventis Behring and related funding arrangements. This Committee met four times.

The attendances of directors at meetings of the Board and its Committees were:

	Board of Directors		Audit and Risk Management Committee		Securities and Market Disclosure Committee	Human Resources Committee		Committee of Directors
	Attended	Maximum	Attended	Maximum	Attended	Attended	Maximum	Attended
P H Wade	13	13	3*		16	1*		4
B A McNamee	13	13	4	4	15	4*		4
J Akehurst	3	3						
E A Alexander	12	13	4	4				4
A M Cipa	13	13	4	4				3
C I R McDonald	4	4	1	1				
I A Renard	13	13	4	4	1	5	6	4
K J Roberts	13	13				6	6	
A C Webster	13	13	3	3		5	6	1

** Attended for at least part by invitation.*

5. Principal Activities

The principal activities of the consolidated entity during the financial year were the research, development, manufacture, marketing and distribution of biopharmaceutical and allied products. During the year the consolidated entity sold its Animal Health business to Pfizer Inc and the acquisition of Aventis Behring was completed on 31 March 2004. The previous ZLB Bioplasma operations have been merged with the Aventis Behring business to form ZLB Behring creating a new business with a more diversified product range and five major groups of plasma therapeutics.

6. Operating Results

The consolidated profit of the consolidated entity for the financial year, after providing for income tax, amounted to $219.6m. This represents a 212% increase on the 2002-2003 result of $70.4m.

7. Dividends

The following dividends have been paid or declared since the end of the preceding financial year:

2002-2003

A final dividend for the year ended 30 June 2003, of 22 cents per ordinary share, fully franked at 30%, was paid on 10 October 2003, out of profits for that year as declared by the Directors in last year's Directors' Report.

2003-2004

An interim dividend on ordinary shares of 12 cents per share, fully franked at 30%, was paid on 13 April 2004. The Directors of the Company have declared a final dividend of 26 cents per ordinary share, fully franked at 30%, for the year ended 30 June 2004, to be paid out of profits for that year.

In accordance with determinations by the Directors, shareholders were, and will be, entitled to participate in the Company's dividend reinvestment plan in connection with each of these dividends.

Total dividends for the 2003-2004 year are:

	On Ordinary shares $'000
Interim fully franked dividend paid 13 April 2004	$23,499
Final fully franked dividend payable on 8 October 2004	$51,077

8. Review of Operations

Sales revenue for the year increased significantly over the previous year as a result of including a quarter's trading from ZLB Behring. Following the completion of restructuring, the merged plasma products operations will provide the consolidated entity with greater geographic scope leading to better matches of revenues to costs and helping to reduce foreign exchange impacts.

Net profit after tax for the consolidated entity for the year increased by 212% on the previous year to $219.6 million, which included $68 million being a portion of the discount on the acquisition of Aventis Behring and net profit after tax on the sale of the company's Animal Health business of $75 million. Net operating cash flow of $207 million was up 79% on the previous year with Research and Development expenditure of $101 million increasing 11% over last year's expenditure. This result is despite the effect of adverse currency movements of $31 million compared to the previous year.

ZLB Behring generated sales revenue for the fourth quarter of $582 million with an EBITDA of $137 million, in a marketplace which was still very competitive with declining US prices for albumin. However the process of integrating the merged plasma products operations of ZLB Behring is progressing well with 35 US collection centres closed, plasma collection reduced by 1 million litres, manufacturing throughput reduced by 1.1 million litres and the consolidation of the sales forces, head offices and testing laboratories.

ZLB Behring's plasma collection operation, ZLB Plasma Services, now has more than 70 plasma collection centres in the US and Germany, which plasma is used to manufacture coagulation therapies to treat haemophilia, critical care products for the treatment of shock in trauma, immunoglobulins for the treatment of infections and autoimmune diseases and wound treatment therapies used to minimise blood loss.

JRH Biosciences maintained its performance and strong growth in sales revenue generated by new services and products such as Bioeaze custom bioprocessing systems, and an expanded EX-CELL® line of new proprietary cell culture media with serum operations underpinned by strong demand for Australian foetal bovine serum.

CSL's Pharmaceutical business benefited from increased international market growth of its influenza vaccine, FLUVAX®, which manufacturing facilities were in the process of being expanded to ensure sufficient capacity to satisfy export market demands.

Directors' Report
continued

9. Significant Changes in the State of Affairs

In April 2004 the Company acquired the plasma therapeutics business of Aventis Behring from Aventis SA for $954 million funded through a mixture of debt and equity and merged its operations with its existing ZLB business to form ZLB Behring thereby establishing a new business with an enhanced competitive position in plasma therapies by combining their strengths in the treatment of haemophilia and critical care with those in immune deficiency.

The Company also sold its Animal Health business to Pfizer Inc in March 2004 for $169 million with net proceeds of $162 million providing a net profit pre-tax of $102 million and net profit after tax of $75 million.

There are no other significant changes in the state of affairs of the consolidated entity during the financial year not otherwise disclosed in this report or in the financial statements.

10. Significant Events After Year End

Directors are not aware of any matter or circumstance which has arisen since the end of the financial year which has significantly affected or may significantly affect the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in subsequent financial years.

11. Likely Developments and Future Results

Other than comments on likely developments or expected results of certain of the operations of the consolidated entity contained in the Year in Review in the Annual Report, it would unreasonably prejudice the interests of the consolidated entity if this report were to refer further to the likely developments in the operations of the consolidated entity and expected results from those operations in future financial years.

12. Environmental Regulatory Performance

The consolidated entity maintains management systems for health, safety and the environment that are consistent with internationally recognised standards to help ensure that its facilities operate to the highest safety and environmental standards to help protect its employees, contractors and the environment. The consolidated entity also provides appropriate training and resources so that its employees are equipped to work safely and to maintain incident-free workplaces. The consolidated entity's sites throughout the world are required to meet the same stringent requirements established by the Board.

Additionally, the consolidated entity's environmental obligations and waste discharge quotas are regulated under both Australian State and Federal law. All environmental performance obligations are monitored by the Board and subjected from time to time to government agency audits and site inspections. The consolidated entity has a policy of complying with and, where appropriate, exceeding its environmental obligations.

The consolidated entity also endeavours to minimise the environmental impact of its operations by recycling waste paper and other materials and by the responsible management and disposal of all product packaging.

No environmental breaches have been notified by the Environmental Protection Authority in Victoria, Australia, or by any other equivalent interstate or foreign government agency in relation to the Company's Australian or international operations during the year ended 30 June 2004.

13. Share Options

Unissued Shares

As at the date of this report, there were:

- 4,190,790 unissued ordinary shares under options (4,190,790 at balance date); and
- 395,300 unissued ordinary shares under performance rights (395,300 at balance date).

Refer to Note 29 of the financial statements for further details of the options and performance rights outstanding.

Holders of options or performance rights do not have any right, by virtue of the options or performance rights, to participate in any share issue by the Company or any other body corporate or in any interest issue by any registered managed investment scheme.

Shares issued as a result of the exercise of options and performance rights

During the financial year, employees have exercised options to acquire 222,740 fully paid ordinary shares in the Company at a weighted average exercise price of $12.40. Since the end of the financial year, no further options have been exercised. There were no shares issued as a result of the exercise of performance rights during the financial year or since the end thereof.

During, and since the end of, the financial year, no performance rights were exercised.

14. Directors and Officers Remuneration

Remuneration of senior executives within the Company is reviewed by the Human Resources Committee. Remuneration is determined as part of an annual performance review having regard to market factors, a performance evaluation process and independent remuneration advice. For executive directors and officers, remuneration packages generally comprise salary, a performance-based bonus and superannuation.

Executives are also provided with longer term incentives through the Senior Executive Share Ownership Plan II, the Global Employee Share Plan and the Performance Rights Plan, which act to align the executives' actions with the interests of the shareholders.

Non-executive directors are not entitled to performance based bonuses or share options. The Board has implemented a Non-Executive Directors' Share Plan under which at least 20% of a directors' base fees are taken in the form of shares in the Company. That Plan was approved by the Company's shareholders at the 2002 Annual General Meeting.

The Board meets annually to review its own performance. The Chairperson also holds discussions with individual directors to facilitate this peer review. The non-executive directors are responsible for evaluating the performance of the Managing Director who in turn evaluates the performance of all other senior executives. These evaluations are based on specific criteria including the Company's business performance, whether the long term strategic objectives are being achieved and the achievement of individual performance objectives.

Directors' Report

continued

14. Directors and Officers Remuneration (cont.)

Details of remuneration provided to directors ($A) and the five most highly remunerated officers of the Consolidated Entity and the Company are as follows:

	Salary	Fee	Bonus	Super	Cash Total	Non-Monetary Benefits	Attributable Option and Performance Right Value under ASIC guidelines (5)	Total	Number of Options Granted during, or since the end of, the year	Number of Performance Rights Granted during, or since the end of, the year
	$	$	$	$	$	$	$	$		
P H Wade	-	210,000	-	18,900	228,900	-	-	228,900		
B A McNamee	947,207	-	482,500	44,254	1,473,961	79,635	65,522	1,619,118		70,000
A M Cipa	406,552	-	176,000	33,448	616,000	2,645	132,697	751,342		40,000
E A Alexander	-	110,000	-	9,900	119,900	-	-	119,900		
C I R McDonald (4)	-	349,439	-	2,443	351,882	-	-	351,882		
I A Renard	-	107,500	-	9,675	117,175	-	-	117,175		
K J Roberts	-	105,000	-	9,450	114,450	-	-	114,450		
A C Webster	-	103,750	-	9,338	113,088	-	-	113,088		
J Akehurst	-	25,000	-	2,250	27,250	-	-	27,250		
P Turner (1) (3)	745,385	-	403,056	40,823	1,189,264	-	286,897	1,476,161		24,800
T Giarla (1)	384,809	-	182,252	15,421	582,482	34,307	169,800	786,589	45,000	
C Armit	369,544	-	160,000	28,800	558,344	-	238,850	797,194		8,400
P Bordonaro	324,883	-	105,900	27,512	458,295	23,647	111,117	593,059		20,800
K Milroy	263,063	-	145,801	32,935	441,799	19,425	166,928	628,152	35,000	5,800
A Cuthbertson	290,000	-	72,500	-	362,500	10,987	201,017	574,504		11,100
P Turvey	295,392	-	101,100	40,440	436,932	20,558	179,448	636,938		17,100
P Grujic (1) (2)	707,708	-	-	20,500	728,208	-	215,456	943,664	35,000	

Note 1: P Turner, T Giarla and P Grujic were not employees of the parent entity during the financial year. P Turner was paid in Swiss Francs and T Giarla and P Grujic were paid in $US, but reported in $A at the average exchange rate.

Note 2: The amount shown as salary for P Grujic includes redundancy entitlements and other contractual obligations consistent with his termination entitlements.

Note 3: The amount shown as salary for P Turner includes ex-patriate living allowances.

Note 4: The amount shown as fees for C I R McDonald includes a retirement payment of $322,292.

Note 5: Options issued under the Revised Senior Executive Share Ownership Plan (SESOP II) and performance rights issued under the Performance Rights Plan have been valued using the Binomial Model valuation methodology as at the grant date adjusted for the probability of performance hurdles being achieved. The amounts disclosed in remuneration have been determined by allocating the value of the options and performance rights evenly over the period from grant date to vesting date in accordance with ASIC guidelines. As a result, the current year includes options that were granted in prior years and therefore disclosed as part of remuneration in prior years using the grant date basis of measurement.

Note 6: Under the Non-Executive Directors Share Plan at least 20% of non-executive directors base fees must be taken in the form of shares in the Company.

15. Indemnification of Directors and Officers

During the financial year, the following insurance and indemnity arrangements were in place concerning directors and officers of the consolidated entity:

The Company has executed a Director's Deed with each director, as approved by the Board and pursuant to a waiver granted by the Australian Securities and Investments Commission under section 196(1) of the Corporations Act, regarding access to Board papers, indemnity and insurance. Each Deed provides:

(a) an ongoing and unlimited indemnity to the relevant director against liability incurred by that director in or arising out of the conduct of the business of the Company or of a Subsidiary (as defined in the Corporations Act) or in or arising out of the discharge of the duties of that director. The indemnity is given to the extent permitted by law and to the extent and for the amount that the relevant director is not otherwise entitled to be, and is not actually, indemnified by another person or out of the assets of a corporation, where the liability is incurred in or arising out of the conduct of the business of that corporation or in the discharge of the duties of the director in relation to that corporation;

(b) that the Company will maintain, for the term of each director's appointment and for seven years following cessation of office, an insurance policy for the benefit of each director which insures the director against liability for acts or omissions of that director in the director's capacity or former capacity as a director of the Company; and

(c) the relevant director with a right of access to Board papers relating to the director's period of appointment as a director for a period of seven years following that director's cessation of office. Access is permitted where the director is, or may be, defending legal proceedings or appearing before an inquiry or hearing of a government agency or an external administrator, where the proceedings, inquiry or hearing relates to an act or omission of the director in performing the director's duties to the Company during the director's period of appointment.

In addition to the Director's Deeds, Rule 146 of the Company's Constitution requires the Company to indemnify each "officer" of the Company and of each wholly owned subsidiary of the Company out of the assets of the Company "to the relevant extent" against any liability incurred by the officer in the conduct of the business of the Company or in the conduct of the business of such wholly owned subsidiary of the Company or in the discharge of the duties of the officer unless incurred in circumstances which the Board resolves do not justify indemnification.

For this purpose, "officer" includes a director, executive officer, secretary, agent, auditor or other officer of the Company. The indemnity only applies to the extent the Company is not precluded by law from doing so, and to the extent that the officer is not otherwise entitled to be or is actually indemnified by another person, including under any insurance policy, or out of the assets of a corporation, where the liability is incurred in or arising out of the conduct of the business of that corporation or in the discharge of the duties of the officer in relation to that corporation.

The Company paid insurance premiums of $806,150 in respect of a contract insuring each individual director of the Company and each full time executive officer, director and secretary of the Company and its controlled entities, against certain liabilities and expenses arising as a result of work performed in their respective capacities, to the extent permitted by law.

16. Rounding

The amounts contained in this report and in the financial report have been rounded to the nearest $1,000 (where rounding is applicable) unless specifically stated otherwise under the relief available to the Company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies.

This report has been made in accordance with a resolution of directors.

Signed

Peter H Wade (Director)

Signed

Brian A McNamee (Director)

Melbourne

25 August 2004

CSL Limited and its controlled entities

Statement of Financial Performance

for the year ended 30 June 2004

	Notes	Consolidated Entity 2004 $000	Consolidated Entity 2003 $000	Parent Entity 2004 $000	Parent Entity 2003 $000
Sales revenue	2	**1,650,196**	1,300,344	**416,593**	456,368
Cost of sales		**1,070,028**	820,037	**221,259**	232,426
Gross profit		**580,168**	480,307	**195,334**	223,942
Other revenues	2	**185,515**	12,863	**116,206**	5,513
Research and development expenses		**101,188**	91,529	**46,856**	50,434
Selling and marketing expenses		**146,433**	112,178	**44,374**	47,790
General and administration expenses		**131,029**	92,125	**38,190**	38,626
Borrowing costs	3(b)	**23,742**	34,228	**307**	225
Carrying amount of net assets of discontinued operations sold	37	**59,281**	-	**24,920**	-
Other expenses	3(b)(i)	**49,381**	61,378	**-**	-
Profit from ordinary activities before income tax expense		**254,629**	101,732	**156,893**	92,380
Income tax expense relating to ordinary activities	4	**35,004**	31,309	**36,553**	22,863
Net profit attributable to members of CSL Limited	25	**219,625**	70,423	**120,340**	69,517
Net exchange difference on translation of financial statements of self-sustaining foreign operations	24	**64,435**	(53,699)	**-**	-
Share issue costs	23	**(10,126)**	-	**(10,126)**	-
Decrease in retained profits on adoption of revised accounting standard AASB 1028 "Employee Benefits"		**-**	(501)	**-**	(295)
Total revenues, expenses and valuation adjustments attributable to members of CSL Limited recognised directly in equity		**54,309**	(54,200)	**(10,126)**	(295)
Total changes in equity other than those resulting from transactions with owners as owners attributable to members of CSL Limited	26	**273,934**	16,223	**110,214**	69,222
		cents	cents		
Basic earnings per share	38	**123.3**	44.2		
Diluted earnings per share	38	**122.8**	44.1		

The above statement of financial performance should be read in conjunction with the accompanying notes.

CSL Limited and its controlled entities

Statement of Financial Position

as at 30 June 2004

	Notes	Consolidated Entity 2004 $000	Consolidated Entity 2003 $000	Parent Entity 2004 $000	Parent Entity 2003 $000
CURRENT ASSETS					
Cash assets	5	**114,896**	83,466	**12,700**	40,736
Receivables	6	**532,196**	169,866	**43,265**	61,737
Inventories	7	**1,352,578**	490,094	**66,147**	79,826
Other	8	**31,860**	5,972	**3,894**	1,502
Total Current Assets		**2,031,530**	749,398	**126,006**	183,801
NON-CURRENT ASSETS					
Receivables	9	**6,489**	7,649	**305,109**	125,127
Other financial assets	10	**8,223**	2,786	**1,204,058**	694,797
Property, plant and equipment	11	**887,017**	537,556	**259,199**	264,012
Deferred tax assets	12	**77,644**	22,381	**9,825**	10,493
Intangibles	13	**859,870**	894,987	**20,000**	20,000
Other	14	**4,610**	4,781	**-**	-
Total Non-Current Assets		**1,843,853**	1,470,140	**1,798,191**	1,114,429
TOTAL ASSETS		**3,875,383**	2,219,538	**1,924,197**	1,298,230
CURRENT LIABILITIES					
Payables	15	**458,502**	193,715	**53,905**	58,867
Interest-bearing liabilities	16	**13,297**	611	**-**	-
Current tax liabilities	17	**26,903**	15,873	**21,960**	11,678
Provisions	18	**199,406**	33,167	**15,843**	15,163
Total Current Liabilities		**698,108**	243,366	**91,708**	85,708
NON-CURRENT LIABILITIES					
Payables	19	**19,559**	51,420	**-**	2,500
Interest-bearing liabilities	20	**834,788**	577,448	**-**	-
Deferred tax liabilities	21	**80,577**	38,976	**12,699**	12,938
Provisions	22	**168,309**	25,630	**20,712**	25,630
Total Non-Current Liabilities		**1,103,233**	693,474	**33,411**	41,068
TOTAL LIABILITIES		**1,801,341**	936,840	**125,119**	126,776
NET ASSETS		**2,074,042**	1,282,698	**1,799,078**	1,171,454
EQUITY					
Contributed equity	23	**1,502,417**	936,430	**1,502,417**	936,430
Reserves	24	**76,587**	16,367	**22,824**	22,824
Retained profits	25	**495,038**	329,901	**273,837**	212,200
TOTAL EQUITY	26	**2,074,042**	1,282,698	**1,799,078**	1,171,454

The above statement of financial position should be read in conjunction with the accompanying notes.

CSL Limited and its controlled entities

Statement of Cash Flows

for the year ended 30 June 2004

		Consolidated Entity		Parent Entity	
	Notes	2004 $000	2003 $000	2004 $000	2003 $000
Cash flows from Operating Activities					
Receipts from customers (inclusive of GST)		1,715,258	1,319,241	440,359	463,105
Payments to suppliers and employees (inclusive of GST)		(1,446,852)	(1,128,858)	(341,209)	(360,585)
Interest received		9,525	753	10,202	359
Income taxes paid		(45,764)	(29,382)	(25,842)	(14,605)
Borrowing costs		(25,173)	(46,239)	(307)	(225)
Net cash inflow from operating activities	35	206,994	115,515	83,203	88,049
Cash flows from Investing Activities					
Proceeds from sale of property, plant and equipment		413	8,209	45	23
Payments for property, plant and equipment		(79,591)	(74,279)	(31,611)	(24,450)
Payments for other investments		(635)	(750)	(635)	(750)
Payment for investment in controlled entities		-	-	(508,626)	-
Purchase of business, net of cash acquired	36	-	(16,222)	-	-
Purchase of controlled entities, net of cash acquired	36	(772,870)	-	-	-
Payments for restructuring of acquired entities and businesses	18	(25,752)	(37,789)	-	-
Net proceeds from the sale of the Animal Health business unit	37	161,627	-	100,109	-
Payments for intellectual property		(8,123)	(36,357)	-	-
Net cash outflow from investing activities		(724,931)	(157,188)	(440,718)	(25,177)
Cash flows from Financing Activities					
Proceeds from issue of shares		554,304	7,468	554,304	7,468
Payment of share issue costs		(10,126)	-	(10,126)	-
Dividends paid		(35,364)	(54,091)	(35,364)	(54,091)
Advances to controlled entities		-	-	(179,335)	(44,981)
Proceeds from borrowings		233,654	689,570	-	-
Repayment of borrowings		(200,466)	(603,661)	-	-
Net cash inflow/(outflow) from financing activities		542,002	39,286	329,479	(91,604)
Net increase/(decrease) in cash held		24,065	(2,387)	(28,036)	(28,732)
Cash at the beginning of the financial year		82,855	89,355	40,736	69,468
Exchange rate variations on foreign cash balances		3,423	(4,113)	-	-
Cash at the end of the financial year	35	110,343	82,855	12,700	40,736

The above statement of cash flows should be read in conjunction with the accompanying notes.

Notes to and forming part of the Financial Statements

1 Summary of Significant Accounting Policies

(a) Basis of Accounting

The financial report is a general purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001 including applicable Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with.

The financial report has been prepared in accordance with the historical cost convention.

(b) Changes in Accounting Policies

The accounting policies adopted are consistent with those of the previous year.

(c) Principles of Consolidation

The consolidated financial statements are those of the consolidated entity, comprising CSL Limited (the parent entity) and all entities that CSL Limited controlled during the year and at balance date. CSL Limited and its controlled entities together are referred to in this financial report as the consolidated entity. All intercompany balances and transactions, between entities in the consolidated entity, including any unrealised profits or losses, have been eliminated in full.

Where control of an entity is obtained during a financial year, its results are included in the consolidated statement of financial performance from the date on which control commences. Where there is loss of control of an entity, the consolidated financial statement of performance includes the results for the part of the reporting period during which control existed.

(d) Income Tax

Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related taxation benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred income tax. The net future income tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of being realised.

(e) Foreign Currency Translation

Transactions in foreign currencies of entities within the consolidated entity are converted to Australian currency at the rate of exchange ruling at the date of the transaction.

Amounts payable to and by the entities within the consolidated entity that are outstanding at the reporting date and are denominated in foreign currencies have been converted to Australian currency using rates of exchange ruling at the end of the financial year.

The assets, liabilities and equity of integrated foreign operations are translated using the temporal rate method. Any exchange difference arising through the use of the temporal method is taken directly to the statement of financial performance.

The assets, liabilities and equity of self-sustaining foreign operations are translated using the current rate method. Any exchange difference arising through the use of the current rate method is taken directly to the foreign currency translation reserve.

The exchange gains and losses arising on those foreign currency borrowings which are designated as hedges of self-sustaining controlled foreign entities are offset in the foreign currency translation reserve against the gains and losses arising on the translation of the net assets of those entities. These circumstances represent an effective natural hedge.

(f) Inventories

All inventories are stated at the lower of cost and net realisable value.. Cost includes direct material and labour and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity.

(g) Acquisitions of Assets

The purchase method of accounting is used for all acquisitions of assets regardless of whether shares or other assets are acquired. Cost is measured as the fair value of consideration given at the date of acquisition plus costs directly attributable to the acquisition.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of the acquisition. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Where the consideration for an acquisition is specifically hedged, exchange gains or losses on the hedging transaction arising up to the date of acquisition and costs relative to the hedging transaction are deferred and included in the cost of acquisition.

Notes to and forming part of the Financial Statements
continued

(g) Acquisitions of Assets (cont)

Provisions for restructuring costs and related employee termination benefits are recognised as at the date of acquisition of an entity on the basis described in the accounting policy notes 1(n) and 1(x) respectively.

Where goodwill arises it is brought to account on the basis described in Note 1(l).

Where an entity is acquired and the fair value of the identifiable net assets acquired, including any liability for restructuring costs, exceeds the cost of acquisition, the difference represents a discount on acquisition. The discount on acquisition is accounted for by reducing proportionately the fair values of the non-monetary assets acquired until the discount is eliminated.

(h) Freehold Property, Plant and Equipment

Freehold land and buildings are recorded at deemed cost which is not in excess of the recoverable amount. Provision for depreciation of buildings has been made.

The consolidated entity is of the opinion that land and buildings are indivisible and constitute one class of asset. Land and buildings are disclosed separately in Note 11 to provide supplementary information regarding the depreciation of buildings in accordance with AASB 1041 Revaluation of Non-Current Assets.

Plant and equipment is stated at cost less depreciation or amortisation which is not in excess of the recoverable amount. Capital work in progress is stated at cost.

Property, plant and equipment, except freehold land, are depreciated over their economic lives on a straight line basis as follows:

Buildings	5 - 30 years
Plant and equipment	3 - 15 years
Leasehold improvements	5 - 10 years

(i) Recoverable Amount

Non-current assets measured using the cost basis are not carried at an amount above their recoverable amount, and where carrying values exceed this recoverable amount assets are written down. In determining recoverable amount, the expected net cash flows have been discounted to their present value using a market determined, risk adjusted rate of 9.5%.

(j) Leasehold Improvements

The cost of improvements to leasehold properties is amortised over the unexpired period of the lease or the estimated useful life of the improvement whichever is the shorter.

(k) Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Operating leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight-line basis.

Finance leases

Leases which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the group are capitalised at the present value of the minimum lease payments and disclosed as property, plant and equipment. A lease liability of equal value is also recognised.

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term.

Minimum lease payments are allocated between interest expense and reduction of the lease liability with the interest expense calculated using the interest rate implicit in the lease and recognised directly in net profit.

Surplus lease space

The liability of surplus lease space is the net future payments for surplus lease space under non-cancellable operating leases discounted at rates implicit in the leases.

(l) Goodwill

On acquisition of some or all of the assets of another entity, the identifiable net assets acquired are measured at their fair value. The excess of the fair value of the purchase consideration plus incidental expenses over the fair value of the identifiable net assets is brought to account as goodwill and is amortised on a straight line basis over the period of expected benefit which currently ranges from 10 to 20 years. The carrying value of goodwill is reviewed at each reporting date by the directors and written down where it is considered that the carrying amount exceeds the recoverable amount.

(m) Research and Development, Patents and Intellectual Property

Current expenditure on research and development and on patents is charged against profit from ordinary activities as incurred. Expenditure on equipment used in research and development activities is capitalised in property, plant and equipment and depreciated over its estimated useful life.

Notes to and forming part of the Financial Statements

(m) Research and Development, Patents and Intellectual Property (cont)

Purchased intellectual property and other intangibles are carried at cost and amortised over the expected benefit, not exceeding 20 years. The carrying value of intellectual property and other intangibles is reviewed annually by the directors and written down where it is considered the carrying amount exceeds its recoverable amount.

(n) Provisions

Provisions are recognised when the consolidated entity has a legal, equitable or constructive obligation to make a future sacrifice of economic benefits to other entities as a result of past transactions or other past events, it is probable that future sacrifice of economic benefits will be required and a reliable estimate can be made of the amount of the obligation.

Dividends

A provision for dividends is not recognised as a liability unless the dividends are declared, determined or publicly recommended on or before the reporting date.

IBNR

The Incurred But Not Reported (IBNR) provision is determined on an actuarial basis as the present value of potential future payments, using statistics based on past experience and a judgemental assessment of relevant risk and probability factors. The liability covers claims incurred but not paid, incurred but not reported and the anticipated direct and indirect costs of settling those claims.

Restructuring

Liabilities for the cost of restructuring entities acquired are recognised as at the date of the acquisition of an entity, if the main features of the restructuring were planned and there was a demonstrable commitment to the restructuring at the acquisition date and this is supported by a detailed plan developed within three months of the acquisition or prior to the completion of the financial report, if earlier.

Onerous contracts

A provision for onerous contracts is recognised when the expected benefits to be derived from a contract are less than the unavoidable costs of meeting the obligations under the contract.

The provision recognised is based on the excess of the estimated cash flows to meet the unavoidable costs under the contract over the estimated cash flows to be received in relation to the contract, having regard to the risks of the activities relating to the contract. The net estimated cash flows are discounted using market yields at balance date on national government guaranteed bonds with terms to maturity and currency that match, as close as possible, the expected future payments, where the effect of discounting is material.

(o) Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Sales revenue

Sales revenue comprises revenue earned (net of returns, discounts and allowances) from the provision of products external to the consolidated entity. Sales revenue is recognised when title of the goods has passed to the buyer.

Interest income

Interest income is recognised as it accrues.

Other revenue

Other revenue, including government grants, is recognised when the entitlement is confirmed.

(p) Cash and Cash Equivalents

Cash on hand and in banks and short-term deposits are stated at nominal value.

For the purpose of the statement of cash flows, cash includes cash on hand and at call deposits with banks or financial institutions and investments in money market instruments, net of bank overdrafts.

Bank overdrafts are carried at the principal amount. Interest is charged as an expense as it accrues.

(q) Goods and Services Tax and other foreign equivalents (GST)

Revenues, expenses and assets are recognised net of GST except where the amount of GST incurred is not recoverable. Receivables and payables are stated at the GST inclusive amount.

Cash flows are included in the cash flow statement on a gross basis. The GST component of cash flows arising from investing and financing activities that are recoverable are classified as operating cash flows.

(r) Other Financial Assets

Interests in non-controlled entities or non-associated corporations are included in investments at the lower of cost or the recoverable amount.

Notes to and forming part of the Financial Statements

continued

(s) Receivables

Trade debtors are initially recorded at the amount of the contracted sale proceeds. Provision for doubtful debts is recognised to the extent that recovery of the outstanding receivable balance is considered no longer probable.

Other debtors and other receivables are recognised and carried at the nominal amount due. They are non-interest bearing and have various repayment terms.

(t) Payables

Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Trade and other creditors are non-interest bearing and have various repayment terms.

Swap payable represents the net position of foreign currency swap positions used to hedge borrowings. This swap was entered into with the objective of reducing the future exchange rate fluctuations on foreign currency borrowings.

(u) Interest-Bearing Liabilities

Bank and other loans are carried on the statement of financial position at their principal amount. Interest is charged as an expense as it accrues.

(v) Derivative Financial Instruments

The consolidated entity enters into forward exchange contracts where it agrees to sell specified amounts of foreign currencies in the future at a predetermined exchange rate. The objective is to match the contracts with committed future cash flows from sales and purchases in foreign currencies, to protect the consolidated entity against exchange rate movements.

The consolidated entity has entered into interest rate swap agreements that are used to convert the variable interest rate of its borrowings to fixed interest rates. It is the consolidated entity's policy not to recognise interest rate swaps in the financial statements. Net receipts and payments are recognised as an adjustment to interest expense.

(w) Borrowing Costs

Borrowing costs are expensed in the period in which they are incurred, except where they are included in the costs of qualifying assets, or ancillary costs associated with originating a loan. Any ancillary costs are amortised over the period of the loan.

(x) Employee Benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to reporting date. These benefits include wages and salaries, annual leave, long service leave and other post retirement benefits.

Employee benefits including on costs, expected to be settled within one year together with benefits arising from wages and salaries and annual leave which will be settled after one year, have been measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. Long service leave and other post retirement benefits, including on costs, payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits.

Employee benefits expenses and revenues are charged against profits on a net basis in their respective categories.

Defined Benefit Superannuation Plans

Contributions to defined benefit superannuation plans maintained by the consolidated entity are expensed in the year they are paid or become payable. No amount is recognised in respect of the net surplus or deficit of each plan except for the recognition of any net liabilities that exist within acquired entities at date of their acquisition.

Termination Benefits arising as a consequence of acquisitions

Liabilities for termination benefits relating to an acquired entity that arise as a consequence of acquisitions are recognised as at the date of acquisition if the main features of the terminations were planned and a valid expectation had been raised in those employees affected that the terminations would be carried out and this is supported by a detailed plan developed within three months of the acquisition or prior to the completion of the financial report, if earlier. These liabilities are disclosed in aggregate with other restructuring costs as a consequence of the acquisition.

(y) Equity-Based Compensation Schemes

Certain employees are entitled to participate in equity-based compensation schemes. Loans are provided to assist in the purchase of shares and options. The details of the schemes are described in Note 29.

No remuneration expense is recognised in respect of issues made through the equity-based compensation schemes. Amounts outstanding on employee share loans are included in non current receivables.

Notes to and forming part of the Financial Statements continued

	Notes	Consolidated Entity 2004 $000	Consolidated Entity 2003 $000	Parent Entity 2004 $000	Parent Entity 2003 $000
2 Revenue from Ordinary Activities					
Sales revenue		**1,650,196**	1,300,344	**416,593**	456,368
Other revenue					
Interest received/receivable					
Other persons and/or corporations		**9,461**	668	**8,825**	273
Controlled entities		**-**	-	**1,298**	2,225
Specified directors and executives		**79**	23	**79**	23
Dividend revenue					
Controlled entities		**-**	-	**2,035**	-
Proceeds from sale of property, plant and equipment		**413**	8,209	**45**	23
Net proceeds from sale of Animal Health business unit	37	**161,627**	-	**100,109**	-
Rent		**389**	191	**389**	191
Royalties		**9,393**	84	**180**	84
Collaborative revenue		**1,149**	998	**1,149**	998
Other		**3,004**	2,690	**2,097**	1,696
Total other revenues		**185,515**	12,863	**116,206**	5,513
Total revenue from ordinary activities		**1,835,711**	1,313,207	**532,799**	461,881

Notes to and forming part of the Financial Statements

continued

	Notes	Consolidated Entity 2004 $000	Consolidated Entity 2003 $000	Parent Entity 2004 $000	Parent Entity 2003 $000
3 Operating Profit					
Profit from ordinary activities before income tax includes the following specific net gains and expenses:					
(a) Net gains/(losses)					
Net gain/(loss) on disposal of property, plant and equipment		(2,584)	87	(1,034)	(19)
Net gain on the disposal of the Animal Health business unit	37	102,346	-	75,189	-
Foreign exchange gains/(losses)		3,386	(182)	9,106	1,919
Foreign currency translation gains/(losses)		(159)	160	-	-
(b) Expenses					
Borrowing costs					
Interest paid/payable					
Other persons and/or corporations		22,768	33,232	307	225
Other borrowing costs		974	996	-	-
Total borrowing costs		23,742	34,228	307	225
Depreciation					
Buildings		9,104	8,304	3,953	3,843
Plant and equipment		69,896	55,763	28,024	27,622
Total depreciation		79,000	64,067	31,977	31,465
Amortisation					
Leasehold improvements		2,004	2,435	-	-
Intellectual Property (i)		2,949	1,807	-	-
Goodwill (i)		46,042	51,487	-	-
Total amortisation		50,995	55,729	-	-
(i) The functional expense classification of Other Expenses includes goodwill and intellectual property amortisation.					
Other charges against assets					
Doubtful debts		814	199	7	-
Writedown of inventory to net realisable value		20,156	12,885	3,855	3,579
Rental expenses relating to operating leases		36,975	13,098	2,610	2,664
Superannuation contributions - defined benefit fund		24,036	12,163	3,645	3,148

Notes to and forming part of the Financial Statements

continued

	Consolidated Entity 2004 $000	Consolidated Entity 2003 $000	Parent Entity 2004 $000	Parent Entity 2003 $000
4 Income Tax				
The income tax expense for the financial year differs from the amount calculated on the profit. The differences are reconciled as follows:				
Profit from ordinary activities before income tax expense	**254,629**	101,732	**156,893**	92,380
Income tax calculated at 30%	**76,389**	30,520	**47,068**	27,714
Tax effect of permanent differences				
Non-deductible depreciation and amortisation	**3,520**	296	**296**	296
Research and development	**(2,308)**	(2,829)	**(2,308)**	(2,829)
Equity Raising costs	**(879)**	(452)	**(879)**	(452)
Non-assessable capital gain	**(5,684)**	-	**(5,684)**	-
Restructuring costs relating to acquisition of controlled entity	**(36,032)**	-	**-**	-
Exempt dividends received	**-**	-	**(610)**	-
Inventory cost base differences	**(35,302)**	-	**-**	-
Sundry items	**(1,590)**	(1,365)	**(1,436)**	(1,462)
Unrecognised deferred tax assets	**15,041**	-	**-**	-
Effects of different rates of tax on overseas income	**20,785**	5,537	**-**	-
Under/(Over) provision in prior year	**1,064**	(398)	**106**	(404)
Income tax expense attributable to profit from ordinary activities	**35,004**	31,309	**36,553**	22,863

Tax consolidation legislation

As a consequence of the substantive enactment of the Tax Consolidation legislation and since the Board of Directors has not, at the date of signing this report, made a decision to adopt the tax consolidation system, the consolidated entity has applied UIG 39 'Effect of Proposed Tax Consolidation Legislation on Deferred Tax Balances'. The application of UIG 39 has not materially impacted the consolidated entities' deferred tax balances.

	Consolidated Entity 2004 $000	Consolidated Entity 2003 $000	Parent Entity 2004 $000	Parent Entity 2003 $000
5 Current Assets - Cash assets				
Cash at bank and on hand	**112,478**	83,466	**12,700**	40,736
Cash deposits	**2,418**	-	**-**	-
	114,896	83,466	**12,700**	40,736
6 Current Assets - Receivables				
Trade debtors	**495,909**	157,499	**33,520**	54,837
Less: provision for doubtful debts	**1,642**	1,211	**500**	500
	494,267	156,288	**33,020**	54,337
Sundry debtors	**37,929**	13,578	**10,245**	7,400
	532,196	169,866	**43,265**	61,737

Notes to and forming part of the Financial Statements continued

	Consolidated Entity		Parent Entity	
	2004 $000	2003 $000	2004 $000	2003 $000
7 Current Assets - Inventories				
Raw materials and stores - at cost	**326,340**	108,625	**12,508**	18,899
Less: provision for diminution in value	**3,851**	2,236	**424**	852
Raw materials and stores - net	**322,489**	106,389	**12,084**	18,047
Work in progress - at cost	**565,306**	207,116	**13,955**	26,212
Less: provision for diminution in value	**16,924**	14,651	**309**	338
Work in progress - net	**548,382**	192,465	**13,646**	25,874
Finished goods - at cost	**490,397**	197,525	**41,202**	36,622
Less: provision for diminution in value	**8,690**	6,285	**785**	717
Finished goods - net	**481,707**	191,240	**40,417**	35,905
	1,352,578	490,094	**66,147**	79,826
8 Current Assets - Other				
Prepayments	**31,860**	5,972	**3,894**	1,502
9 Non-Current Assets - Receivables				
Related bodies corporate				
Wholly owned controlled entities	**-**	-	**294,909**	113,539
Partly owned controlled entities	**-**	-	**3,939**	3,939
Loans to specified directors (refer Note 27)	**1,882**	1,893	**1,882**	1,893
Loans to specified executives (refer Note 27)	**1,930**	1,587	**1,930**	1,587
Loans to other employees (refer Note 29)	**2,677**	4,169	**2,449**	4,169
	6,489	7,649	**305,109**	125,127
10 Non-Current Assets - Other financial assets				
Investments in non-controlled entities at cost	**4,421**	3,786	**4,421**	3,786
Less: provision for diminution in value of investments	**1,000**	1,000	**1,000**	1,000
	3,421	2,786	**3,421**	2,786
Other	**4,802**	-	**-**	-
Shares in controlled entities (refer Note 34)	**-**	-	**1,200,637**	692,011
	8,223	2,786	**1,204,058**	694,797

Notes to and forming part of the Financial Statements continued

	Consolidated Entity		Parent Entity	
	2004 $000	2003 $000	2004 $000	2003 $000
11 Non-Current Assets - Property, Plant and Equipment				
Land at cost				
Opening balance	**27,101**	30,624	**25,029**	25,029
Additions	**-**	259	**-**	-
Disposals	**(644)**	(3,310)	**-**	-
Additions through acquisition of controlled entities	**654**	-	**-**	-
Currency translation differences	**(21)**	(472)	**-**	-
Closing balance	**27,090**	27,101	**25,029**	25,029
Buildings at cost				
Opening balance	**188,802**	182,892	**70,973**	65,005
Additions	**193**	1,688	**-**	-
Disposals	**(12,424)**	(5,300)	**-**	-
Additions through acquisition of controlled entities	**23,978**	-	**-**	-
Transferred from capital work in progress	**2,160**	19,431	**242**	5,968
Currency translation differences	**3,739**	(9,909)	**-**	-
Closing balance	**206,448**	188,802	**71,215**	70,973
Accumulated depreciation				
Opening balance	**24,825**	18,579	**14,711**	10,868
Depreciation for the year	**9,104**	8,304	**3,953**	3,843
Disposals	**(1,280)**	(1,108)	**-**	-
Currency translation differences	**592**	(950)	**-**	-
Closing balance	**33,241**	24,825	**18,664**	14,711
Net book value of buildings	**173,207**	163,977	**52,551**	56,262
Net book value of land and buildings	**200,297**	191,078	**77,580**	81,291
Leasehold improvements at cost				
Opening balance	**11,117**	4,916	**168**	168
Additions	**237**	5,826	**-**	-
Disposals	**(543)**	(548)	**-**	-
Additions through acquisition of controlled entities	**-**	253	**-**	-
Transferred from capital work in progress	**1,358**	2,283	**-**	-
Currency translation differences	**(482)**	(1,613)	**-**	-
Closing balance	**11,687**	11,117	**168**	168
Accumulated amortisation				
Opening balance	**3,798**	2,144	**168**	168
Amortisation for the year	**2,004**	2,435	**-**	-
Disposal	**(186)**	(230)	**-**	-
Currency translation differences	**(41)**	(551)	**-**	-
Closing balance	**5,575**	3,798	**168**	168
Net book value of leasehold improvements	**6,112**	7,319	**-**	-

Notes to and forming part of the Financial Statements
continued

	Consolidated Entity		Parent Entity	
	2004 $000	2003 $000	2004 $000	2003 $000
11. Non-Current Assets - Property, Plant and Equipment (cont.)				
Plant and equipment at cost				
Opening balance	666,608	613,051	453,003	422,474
Additions	9,111	5,745	-	-
Disposals	(72,579)	(6,966)	(30,224)	(79)
Additions through acquisition of controlled entities	272,131	1,013	-	-
Transferred from capital work in progress	42,380	74,183	8,428	30,608
Currency translation differences	24,777	(20,418)	-	-
Closing balance	942,428	666,608	431,207	453,003
Accumulated Depreciation				
Opening balance	364,055	321,606	294,761	267,176
Depreciation for the year	69,896	55,763	28,024	27,622
Disposals	(53,374)	(6,664)	(25,777)	(37)
Currency translation differences	1,413	(6,650)	-	-
Closing balance	381,990	364,055	297,008	294,761
Net book value of plant and equipment	560,438	302,553	134,199	158,242
Capital work in progress				
Opening balance	36,606	73,484	24,479	36,605
Additions	70,050	60,761	31,611	24,450
Additions through acquisition of controlled entities	53,675	-	-	-
Transferred to buildings at cost	(2,160)	(19,431)	(242)	(5,968)
Transferred to plant and equipment at cost	(42,380)	(74,183)	(8,428)	(30,608)
Transferred to leasehold improvements at cost	(1,358)	(2,283)	-	-
Currency translation differences	5,737	(1,742)	-	-
Closing balance	120,170	36,606	47,420	24,479
Total net book value of property, plant and equipment	887,017	537,556	259,199	264,012

Valuation of land and buildings

(a) Land and buildings are valued every three years.

(b) The directors' most recent valuation of land and buildings was at 30 June 2002 being $285,096,000 for the consolidated entity compared to a written down value of $173,931,000 at 30 June 2004 for the land and buildings valued at that time.

(c) The valuation of land and buildings is based on their fair market value based on existing use. The valuations in Australia and New Zealand were carried out by PR Dickinson, AAPI AREI; AK Brown, AAPI; and PW Senior, ANZIV SNZPI, of CB Richard Ellis Pty Ltd.

The valuations in the USA were carried out by ME Kancel, SCGA, of Bliss Associates Inc., and by PR Seevers, MAI SRA, of Seevers Jordan Ziegenmeyer. The valuations in Switzerland were carried out by MGA Lequen Se Lacroix, MIRCS, of ONCOR International.

(d) The value of land and buildings acquired through the acquisition of controlled entities is the fair value at the time of the aquisition less the portion of the discount on acquisition allocated to these assets.

Assets under finance lease

Assets under finance lease are included in buildings and plant and equipment. The written down value of assets under finance lease was $13.1 million and $32.8 million respectively.

Notes to and forming part of the Financial Statements continued

	Consolidated Entity		Parent Entity	
	2004 $000	2003 $000	2004 $000	2003 $000
12 Non-Current Assets - Deferred tax assets				
Future income tax benefit	**77,644**	22,381	**9,825**	10,493
Attributable to timing differences	**77,644**	19,466	**9,825**	10,493
Attributable to carried forward losses	**-**	2,915	**-**	-
	77,644	22,381	**9,825**	10,493

At 30 June 2004, the consolidated entity has unrecognised tax losses carried forward of $47.2 million. (2003: Nil).

This benefit for tax losses will only be obtained if:

(i) the consolidated entity derives future assessable income of a nature and an amount sufficient to enable the benefit from the deductions for the losses to be realised, and

(ii) the consolidated entity continues to comply with the conditions for deductibility imposed by tax legislation, and

(iii) no changes in tax legislation adversely affect the consolidated entity in realising the benefit from the deductions for the losses.

13 Non-Current Assets - Intangibles				
Goodwill at cost (i)	**963,407**	946,594	**-**	-
Less: accumulated amortisation	**178,027**	126,821	**-**	-
	785,380	819,773	**-**	-
Intellectual property	**60,277**	57,828	**-**	-
Less: accumulated amortisation	**5,787**	2,614	**-**	-
	54,490	55,214	**-**	-
Other intangibles	**20,000**	20,000	**20,000**	20,000
	859,870	894,987	**20,000**	20,000

(i) The foreign currency translation differences arising from the translation of self-sustaining foreign operations has increased goodwill at cost by $16.0 million this financial year.

14 Non-Current Assets - Other				
Deferred borrowing costs	**4,610**	4,781	**-**	-
15 Current Liabilities - Payables				
Trade creditors	**232,413**	110,744	**26,236**	27,518
Accruals and other creditors	**191,861**	77,432	**27,669**	31,349
Swap payable (refer Note 41)	**34,228**	5,539	**-**	-
	458,502	193,715	**53,905**	58,867
16 Current Liabilities - Interest bearing liabilities				
Unsecured				
Bank overdrafts	**4,553**	611	**-**	-
Bank loans (refer Note 20(a))	**1,363**	-	**-**	-
Lease liability (refer Note 20(e))	**2,028**	-	**-**	-
Surplus lease space (refer Note 20(f))	**5,353**	-	**-**	-
	13,297	611	**-**	-

Notes to and forming part of the Financial Statements
continued

	Consolidated Entity		Parent Entity	
	2004 $000	2003 $000	2004 $000	2003 $000
17 Current Liabilities - Tax liabilities				
Income tax	**26,903**	15,873	**21,960**	11,678
18 Current Liabilities - Provisions				
Employee benefits (refer Note 29)	**61,520**	23,522	**14,593**	14,707
Restructuring (i)	**115,879**	9,305	**-**	-
Onerous contracts (ii)	**17,420**	-	**-**	-
Other (iii)	**4,587**	340	**1,250**	456
	199,406	33,167	**15,843**	15,163

Restructuring

This provision is for restructuring in relation to and as a result of the acquisition of Aventis Behring and other prior acquisitions. The acquisition of Aventis Behring is discussed further in Note 36.

Onerous contracts

The provision recognised is based on the excess of the estimated cash flows to meet the unavoidable costs under certain contracts over the estimated cash flows to be received in relation to the contracts, having regard to the risks of the activities relating to the contracts. The net estimated cash flows are discounted using market yields at balance date on national government guaranteed bonds with terms to maturity and currency that match, as close as possible, the expected future payments, where the effect of discounting is material.

Movements

	Consolidated 2004	Consolidated 2003	Parent 2004	Parent 2003
(i) Restructuring				
Carrying amount at the beginning of the financial year	**9,305**	40,484	**-**	-
Provision made on acquisition (refer Note 36)	**115,360**	6,170	**-**	-
Additional provision	**9,270**	-	**-**	-
Payments made	**(25,752)**	(37,789)	**-**	-
Currency translation differences	**7,696**	440	**-**	-
Carrying amount at the end of the financial year	**115,879**	9,305	**-**	-
(ii) Onerous contracts				
Carrying amount at the beginning of the financial year	**-**	-	**-**	-
Provision acquired	**15,970**	-	**-**	-
Currency translation differences	**1,450**	-	**-**	-
Carrying amount at the end of the financial year	**17,420**	-	**-**	-
(iii) Other				
Carrying amount at the beginning of the financial year	**340**	3,921	**456**	2,988
Additional provision	**3,472**	1,008	**2,292**	979
Provision acquired	**3,487**	-	**-**	-
Payments made	**(2,712)**	(1,339)	**(1,498)**	(1,111)
Provision no longer required	**-**	(3,250)	**-**	(2,400)
Carrying amount at the end of the financial year	**4,587**	340	**1,250**	456

Notes to and forming part of the Financial Statements
continued

	Consolidated Entity		Parent Entity	
	2004 $000	2003 $000	2004 $000	2003 $000
19 Non-Current Liabilities - Payables				
Other creditors	**19,559**	25,388	**-**	2,500
Swap payable (refer Note 41)	**-**	26,032	**-**	-
	19,559	51,420	**-**	2,500
20 Non-Current Liabilities - Interest bearing liabilities				
Unsecured				
Bank loans (a)	**236,172**	177,719	**-**	
Vendor loans (b)	**25,776**	25,142	**-**	
Senior Unsecured Notes (c)	**362,371**	374,587	**-**	
Deferred cash settlement for subsidiary acquired (d)	**158,146**		**-**	
Lease liability (e)	**43,174**		**-**	
Surplus lease space (f)	**9,149**	-	**-**	-
	834,788	577,448	**-**	-

(a) The group has a global multi-currency facility of $750 million. During the year, a further 130 million Euro was drawn down and a repayment of 100 million Euro also made. The facility matures in December 2005 with an option to roll over until December 2007.

Interest is payable semi-annually in arrears at a variable rate.

(b) A Swiss franc vendor loan is provided by Rotkreuzstiftung Zentrallaboratorium Blutspendedienst SRK as a deferred settlement of 22.5% of the purchase price for the assets of Rotkreuzstiftung Zentrallaboratorium. The loan balance matures in July 2005.

Interest is fixed at 4.75% for the term of the loan.

(c) Represents USD250 million of Senior Unsecured Notes into the US Private Placement market. The Notes mature in December 2012 with interest fixed at 5.30% and 5.90%. Repayments are made biannually from December 2006 to December 2012.

(d) At reporting date, the company had a deferred cash settlement representing the present value of the remaining consideration payable for the acquisition of Aventis Behring, discounted at the prevailing commercial borrowing rate and payable in tranches as follows:-

Payment (USD)	Payment Date	Discount Rate
30 million	1 July 2006	3.79%
30 million	31 December 2006	4.29%
65 million	31 December 2007	4.66%

(e) Finance leases have an average lease term of 18 years. The average discount rate implicit in the leases is 6.37%.

(f) The liability of surplus lease space is the net future payments for surplus lease space under non-cancellable operating leases discounted at rates implicit in the leases. Refer to Note 32.

Refer to Note 35 for details on the total facilities available and drawn down.

Notes to and forming part of the Financial Statements continued

	Consolidated Entity 2004 $000	Consolidated Entity 2003 $000	Parent Entity 2004 $000	Parent Entity 2003 $000
21 Non-Current Liabilities - Deferred tax liabilities				
Provision for deferred income tax	**80,577**	38,976	**12,699**	12,938
22 Non-Current Liabilities - Provisions				
Claims provision including IBNR (i)	**11,161**	15,853	**11,161**	15,853
Employee benefits (refer Note 29 and 30(f))	**140,801**	9,777	**9,551**	9,777
Onerous contracts (ii)	**16,347**	-	**-**	-
	168,309	25,630	**20,712**	25,630

Claims provision including IBNR

The Australian Government has indemnified CSL Limited for certain existing and potential claims made for personal injury and damage suffered through use of certain products manufactured by CSL Limited under government ownership. The indemnity covers AIDS and hepatitis related claims for blood products derived from Australian blood. The indemnity also covers CJD claims for human pituitary hormones (manufacture of which ceased in 1985) and claims for pertussis vaccines manufactured prior to June 1994.

Onerous contracts

Refer to Note 18 for description of provision.

Movements

	Consolidated Entity 2004 $000	Consolidated Entity 2003 $000	Parent Entity 2004 $000	Parent Entity 2003 $000
(i) Claims provision including IBNR				
Carrying amount at the beginning of the financial year	**15,853**	21,168	**15,853**	21,168
Additional provision	**308**	-	**308**	-
Provision no longer required	**(5,000)**	(5,315)	**(5,000)**	(5,315)
Carrying amount at the end of the financial year	**11,161**	15,853	**11,161**	15,853
(ii) Onerous contracts				
Carrying amount at the beginning of the financial year	**-**	-	**-**	-
Provision acquired	**14,987**	-	**-**	-
Currency translation differences	**1,360**	-	**-**	-
Carrying amount at the end of the financial year	**16,347**	-	**-**	-

	Consolidated Entity		Parent Entity	
	2004 $000	2003 $000	2004 $000	2003 $000
23 Contributed Equity				
Ordinary shares fully paid	**1,502,417**	936,430	**1,502,417**	936,430

	2004		2003	
	Number of Shares	$000	Number of Shares	$000
Movements in shares on issue:				
Opening balance	**159,938,660**	**936,430**	158,470,491	923,856
Shares issued on equity placement (a)	**27,905,594**	**438,118**	-	-
Shares issued to shareholders through participation in Share Purchase Plan (b)	**7,041,824**	**110,556**	-	-
Shares issued to employees through participation in SESOP II (c)	**222,740**	**2,825**	1,219,977	8,025
Shares issued to shareholders through participation in Shareholder Plan (d)	-	-	170,350	3,625
Shares issued to shareholders through participation in Dividend Reinvestment Plan (e)	**1,229,417**	**23,197**	-	-
Shares issued to employees through participation in GESP (f)	**110,142**	**1,417**	77,842	924
Share issue placement costs (a) and (b)	-	**(10,126)**	-	-
Balance at 30 June	**196,448,377**	**1,502,417**	159,938,660	936,430

(a) On 10 December 2003 the parent entity issued 27,905,594 fully paid shares at $15.70 per share for the purpose of enabling the consolidated entity to acquire Aventis Behring. Costs associated with the equity raising have been applied against contributed equity.

(b) On 26 February 2004 the parent entity issued 7,041,824 fully paid shares at $15.70 per share for the purpose of enabling the consolidated entity to acquire Aventis Behring. Costs associated with the equity raising have been applied against contributed equity.

	Consolidated Entity		Parent Entity	
	2004 $000	2003 $000	2004 $000	2003 $000
(c) Options exercised under SESOP II as disclosed at Note 29 during the year were as follows:				
- 31,000 issued at $11.45	**355**	-	**355**	-
- 64,300 issued at $12.19	**784**	-	**784**	-
- 127,440 issued at $13.23	**1,686**	-	**1,686**	-
- 530,333 issued at $0.01	-	5	-	5
- 200,000 issued at $8.93	-	1,786	-	1,786
- 56,314 issued at $10.82	-	609	-	609
- 61,400 issued at $11.45	-	703	-	703
- 371,930 issued at $13.23	-	4,922	-	4,922
	2,825	8,025	**2,825**	8,025

Notes to and forming part of the Financial Statements continued

	Consolidated Entity		Parent Entity	
	2004 $000	2003 $000	2004 $000	2003 $000
23 Contributed Equity (cont.)				
(d) Shares issued to shareholders under the Shareholder Plan were as follows:				
- 170,350 issued at $21.28 on 15 November 2002	-	3,625	-	3,625
(e) Shares issued to shareholders under the Dividend Reinvestment Plan were as follows:				
- 482,802 issued at $22.30 on 27 April 2004	10,766	-	10,766	-
- 746,615 issued at $16.65 on 17 October 2003	12,431	-	12,431	-
	23,197	-	23,197	-
(f) Shares issued to employees under Global Employee Share Plan (GESP) as disclosed in Note 29 were as follows:				
- 44,721 issued at $14.32 on 16 March 2004	640	-	640	-
- 65,421 issued at $11.87 on 9 September 2003	777	-	777	-
- 77,842 issued at $11.87 on 12 March 2003	-	924	-	924
	1,417	924	1,417	924

Terms and conditions of contributed equity

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the company.

	Consolidated Entity		Parent Entity	
	2004 $000	2003 $000	2004 $000	2003 $000
24 Reserves				
Composition				
Asset revaluation reserve	22,051	22,308	22,824	22,824
Foreign currency translation reserve	54,536	(5,941)	-	-
	76,587	16,367	22,824	22,824
Movements				
Asset revaluation reserve				
Opening balance	22,308	22,308	22,824	22,824
Transfer to retained profits	(257)	-	-	-
Closing balance	22,051	22,308	22,824	22,824
Foreign currency translation reserve				
Opening balance	(5,941)	47,758	-	-
Net exchange differences on translation of foreign controlled entities, net of hedge	64,435	(53,699)	-	-
Transfer to retained profits	(3,958)	-	-	-
Closing balance	54,536	(5,941)	-	-

Nature and purpose of reserves

The Asset Revaluation Reserve was used to record increments and decrements in the value of non-current assets. The reserve can only be used to pay dividends in limited circumstances. All land and buildings previously revalued are now carried at deemed cost.

The Foreign Currency Translation Reserve is used to record exchange differences arising from the translation of the financial statements of self-sustaining operations and exchange gains and losses arising on those foreign currency borrowings which are designated as hedges of self-sustaining controlled foreign entities.

Notes to and forming part of the Financial Statements continued

	Consolidated Entity 2004 $000	Consolidated Entity 2003 $000	Parent Entity 2004 $000	Parent Entity 2003 $000
25 Retained Profits and Dividends				
Retained profits at the beginning of the financial year	**329,901**	279,206	**212,200**	162,205
Adjustment arising from adoption of revised accounting standard:				
AASB 1028 "Employee Benefits"	-	(501)	-	(295)
AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets"	-	34,864	-	34,864
Transfer from asset revaluation reserve	**257**		-	
Transfer from foreign currency translation reserve	**3,958**		-	
Dividends provided for or paid	**(58,703)**	(54,091)	**(58,703)**	(54,091)
Net profit attributable to CSL Limited	**219,625**	70,423	**120,340**	69,517
Retained profits at the end of the financial year	**495,038**	329,901	**273,837**	212,200
Appropriation of 2002 final dividend (22 cents per share fully franked) in respect of shares issued after 30 June 2002 and before the record date for dividends	-	60	-	60
Final ordinary dividend of 22 cents per share fully franked paid on 10 October 2003 (2003: 22 cents per share fully franked)	**35,204**	34,864	**35,204**	34,864
Interim ordinary dividend of 12 cents per share fully franked paid on 13 April 2004 (2003: 12 cents per share fully franked)	**23,499**	19,167	**23,499**	19,167
	58,703	54,091	**58,703**	54,091
Dividends not recognised at year end				
In addition to the above dividends, since year end the directors have recommended the payment of a final dividend of 26 cents per share fully franked. The aggregate amount of the proposed dividend is expected to be paid on 8 October 2004 out of retained profits at 30 June 2004, but not recognised as a liability	**51,077**		**51,077**	
Franking credit balance				
The amount of retained profits and reserves that could be distributed as fully franked dividends from franking credits that exist or will arise after payment of income tax in the next year, excluding debits attaching to the final dividend not recognised at year end.				
Class C - franked to 30%	**47,070**	40,932	**44,687**	33,766
26 Equity				
Total equity at the beginning of the financial year	**1,282,698**	1,273,131	**1,171,454**	1,108,888
Total changes in equity recognised in the statement of financial performance	**273,934**	16,223	**110,214**	69,222
Transactions with owners as owners				
Adjustment arising from adoption of revised accounting standards	-	34,864	-	34,864
Contributed equity	**576,113**	12,571	**576,113**	12,571
Dividends	**(58,703)**	(54,091)	**(58,703)**	(54,091)
Total equity at 30 June	**2,074,042**	1,282,698	**1,799,078**	1,171,454

Notes to and forming part of the Financial Statements

continued

27 Director and Executive Disclosure

Details of Specified Directors and Specified Executives

Directors

The following persons were directors of CSL Limited during the financial year and up to the date of this report:

P H Wade (Non-executive Chairman)

Dr B A McNamee (Managing Director)

A M Cipa (Finance Director)

E A Alexander (Non-executive director)

C I R McDonald (retired on 16 October 2003)

I A Renard (Non-executive director)

K J Roberts (Non-executive director)

A C Webster (Non-executive director)

J Akehurst (commenced 1 April 2004)(Non-executive director)

M Renshaw (commenced 20 July 2004)
(Non-executive director)

Executives

The following persons were the executives (other than executive directors) with the greatest authority for the strategic direction and management of the consolidated entity ("Specified Executives") during the year:

P. Turner (President – ZLB Behring)

T. Giarla (President – JRH Biosciences)

C. Armit (President – CSL Pharmaceutical)

P. Bordonaro (General Manager – CSL Bioplasma)

K Milroy (General Manager – Human Resources)

A Cuthbertson (Chief Scientific Officer)

P Turvey (Company Secretary and General Counsel)

P. Grujic (resigned 26 March 2004)

27. Director and Executive Disclosure (cont.)

Remuneration of Directors and Executives

Remuneration Policy

Executive Directors and Executives

The Human Resources Committee of the Board of Directors of CSL Limited is responsible for making recommendations to the Board on the remuneration packages of senior executives. However the entire Board reserves responsibility for approving remuneration for senior executives, the Managing Director and non-executive directors and setting the terms of employment of the Managing Director.

Where appropriate, the Human Resources Committee consider independent advice in setting remuneration levels.

Executives' remuneration packages are made up of fixed and performance-linked components. Base executive remuneration is a salary fixed at a level competitive with market rates. In addition, executives may be awarded an incentive payment based on their individual performance, the performance of their division (where applicable) and the performance of the CSL Group during the preceding financial year. Incentive payments and salary increases are determined at the completion of annual performance management reviews, and derive directly from the results of that process. Incentive payments are calculated by reference to performance objectives and assessment criteria set as part of the Company's Performance Management System. Executive directors and executives are also entitled to an incentive payment based on the successful integration of the Aventis Behring group into the consolidated entity in 2005 and 2006.

All executive directors and executives are eligible to participate in the Performance Rights Plan. The Plan, which was approved by shareholders at the 2003 annual general meeting, provides long term incentives for executives. The Performance Rights Plan which includes vesting conditions and performance hurdles complements the Company's existing Senior Executive Share Ownership Plan (SESOP II).

Some executive directors and executives also have long term incentives issued under SESOP II. Options issued under SESOP II are subject to vesting periods, and their vesting is dependent upon the relevant individual and the company meeting pre-determined performance hurdles.

As mentioned earlier, SESOP II has been largely replaced by the Performance Rights Plan.

All executive directors and executives have ongoing service agreements with no specific terms. As part of their employment agreement, Dr B A McNamee, A M Cipa, P Turner, C Armit, P Bordonaro, P Turvey and A Cuthbertson are entitled to a payment of termination benefits on early termination by the employer, other than for gross misconduct, equal to 12 months of their base salary and superannuation.

Non-Executive Directors

The Company's Constitution sets the maximum aggregate amount of remuneration which may be paid to non-executive directors at $1,000,000.

Increases to this sum must be approved by shareholders at a general meeting. Non-executive directors are not entitled to performance based bonuses or share options. Instead, under the Non-Executive Directors' Share Plan (the NED Share Plan) at least 20% of each director's fees are taken in the form of shares in the Company. The NED Share Plan was approved by shareholders at the 2002 annual general meeting. As contemplated by the Constitution, remuneration for any extra services by individual directors, or the reimbursement of reasonable expenses incurred by directors, may also be approved by the Board from time to time.

Non-executive directors were entitled to a retirement allowance as approved by shareholders in 1994 equal to the highest fees over any consecutive 36 months of service. If the director had served more than five years on the board, they would receive another 5% of the base allowance for every additional year served, up to a limit of 15 years. The Board terminated this retirement plan as at 31 December 2003 and froze the retirement allowance as at that date.

Cessation of the Chief Executive Officer Memorandum of Understanding

The parent entity entered into a Memorandum of Understanding with Dr B A McNamee dated 16 July 1998 (the MOU). The MOU provided shares or options on or before 31 December 2004 as the form of award payable to Dr B A McNamee.

The MOU was terminated on 16 October 2003 and replaced by the Performance Rights Plan as approved by the shareholders at the annual general meeting on the same day.

Notes to and forming part of the Financial Statements
continued

27 Director and Executive Disclosure (cont.)

Remuneration of Directors and Executives (cont)

Remuneration of Directors

	Primary			Post Employment		Other	Total
	Salary and Fees $	Bonus $	Non-Monetary Benefits $	Super-annuation $	Retirement Benefits $	Equity-Based Compensation[1] $	$
P H Wade							
2004	**210,000**	**-**	**-**	**18,900**	**-**	**-**	**228,900**
2003	200,000	-	-	18,000	-	-	218,000
Dr B A McNamee							
2004	**947,207**	**482,500**	**79,635**	**44,254**	**-**	**65,522**	**1,619,118**
2003	1,060,908	-	42,922	-	-	4,120,209	5,224,039
E A Alexander							
2004	**110,000**	**-**	**-**	**9,900**	**-**	**-**	**119,900**
2003	100,000	-	-	9,000	-	-	109,000
A M Cipa							
2004	**406,552**	**176,000**	**2,645**	**33,448**	**-**	**132,697**	**751,342**
2003	384,757	73,500	2,474	31,797	-	249,677	742,205
C I R McDonald (retired on 16 October 2003)							
2004	**27,147**	**-**	**-**	**2,443**	**322,292**	**-**	**351,882**
2003	92,500	-	-	8,325	-	-	100,825
I A Renard							
2004	**107,500**	**-**	**-**	**9,675**	**-**	**-**	**117,175**
2003	92,500	-	-	8,325	-	-	100,825
K J Roberts							
2004	**105,000**	**-**	**-**	**9,450**	**-**	**-**	**114,450**
2003	95,000	-	-	8,550	-	-	103,550
A C Webster							
2004	**103,750**	**-**	**-**	**9,338**	**-**	**-**	**113,088**
2003	90,000	-	-	8,100	-	-	98,100
J Akehurst (commenced 1 April 2004)							
2004	**25,000**	**-**	**-**	**2,250**	**-**	**-**	**27,250**
2003	-	-	-	-	-	-	-
M Renshaw (commenced 20 July 2004)							
2004	**-**	**-**	**-**	**-**	**-**	**-**	**-**
2003	-	-	-	-	-	-	-
Total Remuneration:							
2004	**2,042,156**	**658,500**	**82,280**	**139,658**	**322,292**	**198,219**	**3,443,105**
2003	2,115,665	73,500	45,396	92,097	-	4,369,886	6,696,544

[1] The executive directors equity-based remuneration includes options issued under the Revised Senior Executive Share Ownership Plan (SESOP II) and performance rights issued under the Performance Rights Plan. The options and rights have been valued using the Binomial Model option valuation methodology as at the grant date adjusted for the probability of performance hurdles being achieved.

The amounts disclosed in remuneration have been determined by allocating the value of the options and performance rights evenly over the period from grant date to vesting date in accordance with ASIC guidelines. As a result, the current year includes options that were granted in prior years and therefore disclosed as part of the executive directors remuneration in prior years using the grant date basis of measurement.

27 Director and Executive Disclosure (cont.)

Remuneration of Directors and Executives (cont)

Remuneration of Specified Executives

	Primary			Post Employment		Other	Total
	Salary and Fees $	Bonus $	Non-Monetary Benefits $	Super-annuation $	Retirement Benefits $	Equity-Based Compensation[1] $	$
P Turner							
2004	**745,385**	**403,056**	**-**	**40,823**	**-**	**286,897**	**1,476,161**
2003	740,353	-	6,345	28,344	-	456,017	1,231,059
T Giarla							
2004	**384,809**	**182,252**	**34,307**	**15,421**	**-**	**169,800**	**786,589**
2003	392,284	187,521	-	15,586	-	131,572	726,963
C Armit							
2004	**369,544**	**160,000**	**-**	**28,800**	**-**	**238,850**	**797,194**
2003	359,019	97,500	-	28,080	-	493,046	977,645
P Bordonaro							
2004	**324,883**	**105,900**	**23,647**	**27,512**	**-**	**111,117**	**593,059**
2003	283,649	50,400	24,251	24,366	-	249,705	632,371
K Milroy							
2004	**263,063**	**145,801**	**19,425**	**32,935**	**-**	**166,928**	**628,152**
2003	157,345	36,750	17,521	26,441	-	128,425	366,482
A Cuthbertson							
2004	**290,000**	**72,500**	**10,987**	**-**	**-**	**201,017**	**574,504**
2003	244,798	27,700	10,703	21,499	-	260,374	565,074
P Turvey							
2004	**295,392**	**101,100**	**20,558**	**40,440**	**-**	**179,448**	**636,938**
2003	291,989	62,400	18,573	37,440	-	273,630	684,032
P Grujic (resigned 26 March 2004)							
2004	**707,708**	**-**	**-**	**20,500**	**-**	**215,456**	**943,664**
2003	496,029	111,366	4,902	20,500	-	177,346	810,143
Total Remuneration:							
2004	**3,380,784**	**1,170,609**	**108,924**	**206,431**	**-**	**1,569,513**	**6,436,261**
2003	2,965,466	573,637	82,295	202,256	-	2,170,115	5,993,769

[1] The specified executives equity-based remuneration includes options issued under the Revised Senior Executive Share Ownership Plan (SESOP II) and performance rights issued under the Performance Rights Plan. The options and rights have been valued using the Binomial Model option valuation methodology as at the grant date adjusted for the probability of performance hurdles being achieved.

The amounts disclosed in remuneration have been determined by allocating the value of the options and performance rights evenly over the period from grant date to vesting date in accordance with ASIC guidelines. As a result, the current year includes options that were granted in prior years and therefore disclosed as part of the specified executives remuneration in prior years using the grant date basis of measurement.

27 Director and Executive Disclosure (cont.)

Remuneration - Performance Rights

During the financial year performance rights were granted as equity compensation benefits to certain specified directors and executives as disclosed below. The performance rights were issued for no consideration. Each right entitles the holder to subscribe for one fully paid ordinary share in the entity for either Nil or monetary consideration not exceeding $1.00 per share (or such other amount as is determined by the Board from time to time).

A Performance Right may only be exercised when it has become a Vested Performance Right. Unvested Performance Rights cannot be exercised. Vested Performance Rights can be exercised from the date they become Vested Performance Rights until they lapse.

Performance Rights may become Vested Performance Rights if the Company satisfies specified Performance Hurdles during specified Performance Periods. The Performance hurdle is the Company's Total Shareholder Return (TSR) relative to the ASX top 100 index (excluding commercial banks, oil and gas and selected metals and mining companies).

The Performance Period is 3 years (or, if not fully met after 3 years, then 4 years or 5 years) with the Test Dates occurring at the end of Years 3, 4 and 5. The Performance Hurdles will 'cascade' so that a proportion of Performance Rights become Vested Performance Rights when a minimum target is reached, and the proportion will increase as performance exceeds the minimum target.

If, on any Test Date, the Company's performance does not place it above the 50th percentile, in terms of TSR ranking, none of the Performance Rights will vest. Where the Company is placed at or above the 75th percentile, all of the Performance Rights will vest.

Between the 50th and 75th percentiles, the proportion of Performance Rights that will vest will increase on a straight line basis.

No loans are provided by the Company in relation to the grant of Performance Rights to, or exercise of Performance Rights by employees under the Performance Rights Plan.

The table below provides details of movements in Performance Rights:

						Terms and Conditions for each Grant		
	Opening Balance at 1 July 2003	Number Granted	Balance at June 2004	Grant Date	Number Lapsed	Value per Right at Grant date	First Exercise Date	Last Exercise Date
Directors								
Dr B A McNamee		30,000		16-Oct-2003	-	$10.52	30-Sep-2006	16-Oct-2010
		40,000	70,000	31-Mar-2004	-	$15.14	31-Mar-2007	31-Mar-2011
A M Cipa		20,000		16-Oct-2003	-	$10.52	30-Sep-2006	16-Oct-2010
		20,000	40,000	31-Mar-2004	-	$15.14	31-Mar-2007	31-Mar-2011
Specified Executives								
P Turner		12,600		27-Oct-2003	-	$11.33	30-Sep-2006	27-Oct-2010
		12,200	24,800	31-Mar-2004	-	$14.34	31-Mar-2007	31-Mar-2011
C Armit		8,400	8,400	27-Oct-2003	-	$11.33	30-Sep-2006	27-Oct-2010
P Bordonaro		14,800		27-Oct-2003	-	$11.33	30-Sep-2006	27-Oct-2010
		6,000	20,800	31-Mar-2004	-	$14.34	31-Mar-2007	31-Mar-2011
K Milroy		5,800	5,800	31-Mar-2004	-	$14.34	27-Oct-2010	31-Mar-2011
A Cuthbertson		6,100		27-Oct-2003	-	$11.33	30-Sep-2006	27-Oct-2010
		5,000	11,100	31-Mar-2004	-	$14.34	31-Mar-2007	31-Mar-2011
P Turvey		7,100		27-Oct-2003	-	$11.33	30-Sep-2006	27-Oct-2010
		10,000	17,100	31-Mar-2004	-	$14.34	31-Mar-2007	31-Mar-2011
		198,000	198,000		-			

No performance rights were exercised or lapsed during the year. As at 30 June 2004, no performance rights had vested.

27 Director and Executive Disclosure (cont.)

Remuneration - SESOP II

The establishment of the SESOP II plan was approved by special resolution at the annual general meeting of the Company on 20 November 1997.

During the financial year options were granted as equity compensation benefits to certain specified directors and executives as disclosed below.

Under the rules of SESOP II no loan is made to the recipients of options until the option is exercised. Consequently, no amounts are recorded in receivables until the option is exercised.

The options are issued for a term of seven years and begin to be exercisable after the third anniversary of the date of grant. The options cannot be transferred and are not quoted on the ASX.

Performance hurdles for both the consolidated entity and employees must be met before the options can be exercised. The exercise price is calculated using the weighted average price over the 5 days preceding the issue date of the option.

	Opening Balance 1 July 2003	During the year: Granted[1]	Exercised	Lapsed	Balance at 30 June 2004	Vested[2]
Directors						
Directors						
Dr B.A McNamee	100,000	-	-	-	100,000	100,000
A M Cipa	100,954	-	-	-	100,954	85,954
Specified Executives						
P Turner	185,192	-	-	-	185,192	90,192
T Giarla	135,000	45,000	(40,500)	-	139,500	63,000
C Armit	250,000	-	-	-	250,000	160,000
P Bordonaro	101,000	-	-	-	101,000	86,000
K Milroy	49,000	35,000	-	-	84,000	35,000
A Cuthbertson	135,000	-	-	-	135,000	48,000
P Turvey	115,924	-	-	-	115,924	65,924
P Grujic	85,000	35,000	(70,000)	(50,000)	-	-
	1,257,070	115,000	(110,500)	(50,000)	1,211,570	734,070

[1] These SESOP II options were granted on 1 July 2003 and have been valued using the Binomial Model option valuation methodology at $4.58 per option. The exercise price of the options is $12.19 and the first and last exercise dates are 1 July 2006 and 1 July 2010 respectively.

[2] The amount of options vested at balance date are all exercisable.

Shares issued on exercise of equity based remuneration

During the financial year, the following shares were issued on the exercise of equity based remuneration:

	Number of shares	Paid $ per share	Unpaid $ per share
T Giarla	40,500	$13.23	-
P Grujic	35,000	$13.23	-
P Grujic	35,000	$12.19	-
	110,500		

Notes to and forming part of the Financial Statements
continued

27 Director and Executive Disclosure (cont.)

Shareholdings of Directors and Specified Executives in CSL Limited

Details of shareholdings of directors and specified executives are as follows:

	Opening Balance 1 July 2003	During the year: On Exercise of Options	During the year: Net Change Other	Balance at 30 June 2004
Directors				
Dr B A McNamee	770,333	-	318	770,651
A M Cipa	8,000	-	468	8,468
P H Wade	18,427	-	10,063	28,490
E A Alexander	3,897	-	1,318	5,215
K J Roberts	3,564	-	1,308	4,872
I A Renard	3,962	-	1,380	5,342
A C Webster	6,568	-	1,308	7,876
C I R McDonald	40,564	-	530	41,094
J Akehurst	-	-	2,500	2,500
Specified Executives				
P Turner	12,242		(10,192)	2,050
T Giarla	-	40,500	-	40,500
C Armit	252	-	462	714
P Bordonaro	36,760	-	-	36,760
K Milroy	30,272	-	1,032	31,304
A Cuthbertson	30,061	-	318	30,379
P Turvey	30,272	-	462	30,734
P Grujic	14,000	70,000	(70,000)	14,000
	1,009,174	110,500	(58,725)	1,060,949

Loans to Directors and Specified Executives

Details of the aggregate of loans to directors and specified executives are as follows:

	Opening Balance $000	Interest Charged $000	Interest Not Charged $000	Balance at 30 June 2004 $000	Number in group 30 June 2004
Directors					
2004	1,893	51	133	1,882	2
2003	86	1	46	1,893	2
Specified Executives					
2004	1,587	28	137	1,930	6
2003	658	22	104	1,587	7
Total Directors and Specified Executives					
2004	3,480	79	270	3,812	8
2003	744	23	150	3,480	9

Notes to and forming part of the Financial Statements continued

27 Director and Executive Disclosure (cont.)

Loans to Directors and Specified Executives (cont)

Details of individuals with loans above $100,000 in the reporting period are as follows:

	Opening Balance $000	Interest Charged $000	Interest Not Charged $000	Balance at 30 June 2004 $000	Highest owing in period
Directors					
Dr B A McNamee	1,844	50	130	1,834	1,844
Specified Executives					
P Turner	110	-	-	-	110
T Giarla	-	4	34	536	536
P Bordonaro	462	9	33	462	462
K Milroy	381	8	27	381	381
A Cuthbertson	163	-	11	155	163
P Turvey	397	8	28	397	397

Terms and Conditions

Loans to directors and specified executives relating to SESOP (refer to Note 29(b)) are interest free. Loans to directors and executives relating to SESOP II are charged interest at a concessional average rate of 2%. The average commercial rate of interest during the year was 7%.

Other Transactions and Balances with Directors and Specified Executives

The directors and specified executives and their related entities, have the following transactions with entities within the consolidated entity that occur within a normal employee, customer or supplier relationship on terms and conditions no more favourable than those which it is reasonable to expect the entity would have adopted if dealing at arm's length in similar circumstances:

- Provision of legal services by Allens Arthur Robinson, a firm to which I A Renard is a consultant, to a value of $1,163,040 (2003:$817,400).
- The parent entity made contributions during the financial year to the CSL Superannuation Plan. Dr B A McNamee is a shareholder of the Plan's trustee company, but not a member of the Plan.

28 Related Parties Disclosures

Ultimate Controlling Entity

The ultimate controlling entity is CSL Limited.

Transactions with Related Parties in the wholly owned controlled group

The parent entity entered into the following transactions during the year with related parties in the consolidated entity:

- Loans were advanced and repayments received on the long term intercompany accounts;
- Interest was charged on outstanding intercompany loan account balances;
- Sales and purchases of products;
- Licensing of intellectual property;
- Provision of marketing services by controlled entities; and
- Management fees were received from a controlled entity.

The sales, purchases and other services were undertaken on commercial terms and conditions.

Payment for intercompany transactions is through the intercompany loan accounts which may be subject to extended payment terms.

Amounts payable to and receivable from parties in the wholly owned controlled entities are set out in the notes to the financial statements.

Ownership interests:

The ownership interests in related parties in the consolidated entity are disclosed in Note 34. All transactions with controlled entities have been eliminated on consolidation.

Transactions with Other Related Parties

During the year, the parent entity did not enter into any transactions with other related parties. Amounts payable to and receivable from other related parties are set out in the notes to the financial statements.

Notes to and forming part of the Financial Statements

continued

	Consolidated Entity		Parent Entity	
	2004 $000	2003 $000	2004 $000	2003 $000
29 Employee Benefits				
Employee benefit liabilities:				
Provision for employee benefits - current (note 18)	**61,520**	23,522	**14,593**	14,707
Provision for employee benefits - non-current (note 22)	**140,801**	9,777	**9,551**	9,777
	202,321	33,299	**24,144**	24,484
The number of full time equivalents employed at 30 June	**7,565**	3,792	**1,210**	1,410

Employee Option Ownership Schemes

CSL Limited offers to senior employees options over ordinary shares. CSL Limited operates two types of option plans.

Senior Executive Share Ownership Plan (SESOP)

The establishment of the SESOP plan was approved by special resolution at the annual general meeting of the Company on 15 August 1994. Under the rules of SESOP, the parent entity has provided an interest free loan to each participant which was used to acquire the options. A receivable is included in the financial statements in Note 9. In the event of lapse, the parent entity has undertaken to acquire the options at an amount equal to the option price. This amount will be used to discharge the participants' loans. Options issued under SESOP ceased during the year ended 30 June 1997. There are no longer any SESOP options outstanding however there are some interest free loans associated with exercised SESOP options remaining.

Revised Senior Executive Share Ownership Plan (SESOP II)

The establishment of the SESOP II plan was approved by special resolution at the annual general meeting of the Company on 20 November 1997. Under the rules of SESOP II no loan is made to the recipients of options until the option is exercised. Consequently, no amounts are recorded in receivables until the option is exercised. The options are issued for a term of seven years and begin to be exercisable after the third anniversary of the date of grant. The options cannot be transferred and are not quoted on the ASX. Performance hurdles for both the consolidated entity and employees must be met before the options can be exercised. The exercise price is calculated using the weighted average price over the 5 days preceding the issue date of the option.

The following table summarises information about options outstanding at 30 June 2004:

Grant Date	No. of Employees	Opening Balance	During the year Granted	Exercised	Lapsed	Balance at 30 June 2004	Exercise Price	Expiry Date
SESOP II - 20 November 1997	1	100,000	-	-	-	100,000	$8.93	20-Nov-2004
SESOP II - 17 March 1998	12	31,000	-	31,000	-	-	$11.45	17-Mar-2005
SESOP II - 14 July 1998	11	58,310	-	-	-	58,310	$10.82	14-Jul-2005
SESOP II - 13 July 1999	27	519,920	-	127,440	-	392,480	$13.23	13-Jul-2006
SESOP II - 16 November 1999	1	85,000	-	-	-	85,000	$20.84	16-Nov-2006
SESOP II - 28 February 2000	1	60,000	-	-	-	60,000	$21.01	28-Feb-2007
SESOP II - 9 February 2000	1	200,000	-	-	-	200,000	$23.07	09-Feb-2007
SESOP II - 2 August 2000	28	764,900	-	-	152,200	612,700	$34.04	02-Aug-2007
SESOP II - 20 June 2001	34	791,800	-	-	142,300	649,500	$37.54	20-Jun-2008
SESOP II - 21 August 2001	3	90,000	-	-	-	90,000	$49.31	20-Aug-2008
SESOP II - 23 August 2001	17	254,400	-	-	56,400	198,000	$37.54	22-Aug-2008
SESOP II - 18 October 2001	1	5,000	-	-	-	5,000	$43.51	20-Aug-2008
SESOP II - 10 December 2001	3	91,000	-	-	-	91,000	$49.94	09-Dec-2008
SESOP II - 28 January 2002	1	20,000	-	-	-	20,000	$47.20	28-Jan-2009
SESOP II - 29 April 2002	1	3,000	-	-	3,000	-	$40.41	28-Apr-2009
SESOP II - 23 July 2002	49	1,330,800	-	-	239,600	1,091,200	$27.97	23-Jul-2009
SESOP II - 16 October 2002	1	30,000	-	-	-	30,000	$20.67	16-Oct-2009
SESOP II - 1 July 2003	29	-	571,900	64,300	-	507,600	$12.19	01-Jul-2010
Total		4,435,130	571,900	222,740	593,500	4,190,790		

Notes to and forming part of the Financial Statements continued

29 Employee Benefits (cont.)

The following table summarises information about options exercised by employees during the year ended 30 June 2004:

Number of Options	Grant Date	Exercise Date	Expiry Date	Exercise Price	Proceeds from shares Issued	Number of shares Issued	Issue Date	Fair value of Shares Issued
14,000	17-Mar-1998	19-Jul-2003	17-Mar-2005	$11.45	$160,300	14,000	22-Jul-2003	$13.82
9,000	17-Mar-1998	12-Oct-2003	17-Mar-2005	$11.45	$103,050	9,000	15-Oct-2003	$16.98
18,000	13-Jul-1999	04-Nov-2003	13-Jul-2006	$13.23	$238,140	18,000	07-Nov-2003	$17.52
40,500	13-Jul-1999	17-Jan-2004	13-Jul-2006	$13.23	$535,815	40,500	20-Jan-2004	$17.57
35,000	13-Jul-1999	28-Mar-2004	13-Jul-2006	$13.23	$463,050	35,000	31-Mar-2004	$20.98
35,000	01-Jul-2003	28-Mar-2004	01-Jul-2010	$12.19	$426,650	35,000	31-Mar-2004	$20.98
29,300	01-Jul-2003	12-Apr-2004	01-Jul-2010	$12.19	$357,167	29,300	15-Apr-2004	$23.20
33,940	13-Jul-1999	12-Apr-2004	13-Jul-2006	$13.23	$449,026	33,940	15-Apr-2004	$23.20
8,000	17-Mar-1998	12-Apr-2004	17-Mar-2005	$11.45	$91,600	8,000	15-Apr-2004	$23.20
222,740					$2,824,798	222,740		

The following table summarises information about options exercised by employees during the year ended 30 June 2003:

Number of Options	Grant Date	Exercise Date	Expiry Date	Exercise Price	Proceeds from shares Issued	Number of shares Issued	Issue Date	Fair value of Shares Issued
22,400	13-Jul-1999	02-Jul-2002	13-Jul-2006	$13.23	$296,352	22,400	05-Jul-2002	$31.21
31,400	17-Mar-1998	25-Aug-2002	17-Mar-2005	$11.45	$359,530	31,400	28-Aug-2002	$23.08
18,694	14-Jul-1998	25-Aug-2002	14-Jul-2005	$10.82	$202,269	18,694	28-Aug-2002	$23.08
189,480	13-Jul-1999	25-Aug-2002	13-Jul-2006	$13.23	$2,506,820	189,480	28-Aug-2002	$23.08
13,500	13-Jul-1999	07-Sep-2002	13-Jul-2006	$13.23	$178,605	13,500	10-Sep-2002	$21.75
14,000	17-Mar-1998	21-Sep-2002	17-Mar-2005	$11.45	$160,300	14,000	24-Sep-2002	$22.03
3,002	14-Jul-1998	21-Sep-2002	14-Jul-2005	$10.82	$32,482	3,002	24-Sep-2002	$22.03
40,860	13-Jul-1999	21-Sep-2002	13-Jul-2006	$13.23	$540,578	40,860	24-Sep-2002	$22.03
16,000	17-Mar-1998	12-Nov-2002	17-Mar-2005	$11.45	$183,200	16,000	15-Nov-2002	$17.90
34,618	14-Jul-1998	12-Nov-2002	14-Jul-2005	$10.82	$374,567	34,618	15-Nov-2002	$17.90
67,260	13-Jul-1999	12-Nov-2002	13-Jul-2006	$13.23	$889,850	67,260	15-Nov-2002	$17.90
21,300	13-Jul-1999	24-Dec-2002	13-Jul-2006	$13.23	$281,799	21,300	27-Dec-2002	$21.70
530,333	Various	22-Feb-2003	Various	$0.01	$5,303	530,333	25-Feb-2003	$13.51
17,130	13-Jul-1999	23-May-2003	13-Jul-2006	$13.23	$226,630	17,130	26-May-2003	$12.02
200,000	20-Nov-1997	23-May-2003	20-Nov-1994	$8.93	$1,786,000	200,000	26-May-2003	$12.02
1,219,977					$8,024,285	1,219,977		

The fair value of shares issued during the reporting period is considered to be the market price of shares of CSL Limited on the ASX as at the closing of trading on their respective issue dates.

Notes to and forming part of the Financial Statements continued

29 Employee Benefits (cont.)

Employee Performance Rights Plan

The establishment of the Performance Rights Plan was approved by special resolution at the annual general meeting of the Company on 16 October 2003.

Unless otherwise determined by the Board, Performance Rights will be granted for no consideration payable by the employee. A Performance Right represents the right to subscribe for or acquire one share for either nil or monetary consideration not exceeding $1.00 per share.

A Performance Right may only be exercised when it has become a Vested Performance Right. Unvested Performance Rights cannot be exercised. Vested Performance Rights can be exercised from the date they become Vested Performance Rights until they lapse.

Performance Rights may become Vested Performance Rights if the Company satisfies specified Performance Hurdles during specified Performance Periods. The Performance hurdle is the Company's Total Shareholder Return (TSR) relative to the ASX top 100 index (excluding commercial banks, oil and gas and selected metals and mining companies).

The Performance Period is 3 years (or, if not fully met after 3 years, then 4 years or 5 years) with the Test Dates occurring at the end of Years 3, 4 and 5. The Performance Hurdles will 'cascade' so that a proportion of Performance Rights become Vested Performance Rights when a minimum target is reached, and the proportion will increase as performance exceeds the minimum target.

If, on any Test Date, the Company's performance does not place it above the 50th percentile, in terms of TSR ranking, none of the Performance Rights will vest. Where the Company is placed at or above the 75th percentile, all of the Performance Rights will vest.

Between the 50th and 75th percentiles, the proportion of Performance Rights that will vest will increase on a straight line basis.

No loans are provided by the Company in relation to the grant of Performance Rights to, or exercise of Performance Rights by employees under the Performance Rights Plan.

The following table summarises information about performance rights outstanding and exercisable at 30 June 2004:

Grant Date	Opening Balance	During the year: Granted	Exercised	Lapsed	Balance at 30 June 2004	Exercise Price	Vesting Date	Expiry Date
16-Oct-2003	-	50,000	-	-	50,000	Nil	30-Sep-2006	16-Oct-2010
27-Oct-2003	-	169,200	-	(16,200)	153,000	Nil	30-Sep-2006	27-Oct-2010
31-Mar-2004	-	192,300	-	-	192,300	Nil	31-Mar-2007	31-Mar-2011
	-	411,500	-	(16,200)	395,300			

Global Employee Share Plan (GESP)

Global Employee Share Plan (GESP) also operates whereby employees make contributions from after tax salary up to a maximum of $3,000 per contribution period. The employees receive the shares at a 15% discount to the applicable market rate, as quoted on the ASX on the first day or the last day of the six month contribution period, whichever is lower.

Notes to and forming part of the Financial Statements
continued

30 Superannuation Plans

The consolidated entity sponsors a range of superannuation plans for its employees worldwide. Entities of the consolidated entity who operate benefit plans contribute to their respective plans in accordance with the Trust Deeds following receipt of actuarial advice.

Actuarial assessments for these defined benefit plans are made at no more than three yearly intervals.

The consolidated entity's defined benefit plans are as follows:-

Name of the plan	Type	Date of Last Assessment	Note
CSL Superannuation Plan (Australia)	Defined Benefit and Accumulated	30 June 2004	(a)
ZLB Bioplasma AG Pension Fund (Switzerland)	Modified Defined Benefit	31 March 2004	(b)
ZLB Behring Pension Plan (US PP)	Defined Benefit	31 March 2004	(c)
ZLB Behring Union Pension Plan (US UPP)	Defined Benefit	31 March 2004	(c)
ZLB Behring Supplemental Exec Retirement Plan (SERP)	Defined Benefit	31 March 2004	(c)
ZLB Behring GmbH Pension Plan (Germany)	Defined Benefit	30 June 2004	(d)
ZLB Behring UK Pension Fund (UK)	Defined Benefit	31 December 2003	(e)

Details of the above superannuation plans as at the date of their last assessment are as follows:-

	Australia $000	Switzerland $000	US PP $000	US UPP $000	SERP $000	Germany $000	UK $000	Total $000
Net market value of plan assets	68,873	193,103	65,499	50,931	-	-	3,170	381,576
Accrued benefits	(68,300)	(182,633)	(97,192)	(62,208)	(10,387)	(59,921)	(4,208)	(484,849)
	573	10,470	(31,693)	(11,277)	(10,387)	(59,921)	(1,038)	(103,273)
Amounts provided on acquisition (f)	-	-	31,693	11,277	10,387	60,232	1,038	114,627
Excess of plan assets and amounts provided on acquisition over accrued benefits	573	10,470	-	-	-	311	-	11,354
Vested benefits	68,300	169,481	51,850	60,057	10,387	53,357	2,470	415,902

(a) The actuarial assessment of the CSL Superannuation Plan was performed by Paul Shallue, BSc , FIAA of Mellon Human Resources and Investor Solution on 30 June 2004.

(b) The actuarial assessment of the ZLB Bioplasma AG Pension Fund was performed by Marc Andre Rothlisberger, Qualified Pension Actuary and Dr Oliver Kern, Dipl. phys. ing. ETH of AON Chuard Consulting AG on 31 March 2004.

(c) The actuarial assessments of the ZLB Behring Pension Plan, ZLB Behring Union Pension Plan and ZLB Behring Supplemental Executive Retirement Plan were performed by Thomas Billone, ASA and Christopher Chinici, EA of Mellon Human Resources and Investor Solutions on 31 March 2004.

(d) The actuarial assessment of the ZLB Behring GmbH Pension Plan was performed by Matthias Grünzig, certified actuary of Höchster Versicherungsservice GmbH on 30 June 2004.

(e) The actuarial assessment of the ZLB Behring UK Pension Fund was performed by Graham Cook, BSc, FFA of Entegria Limited on 31 December 2003.

(f) A payment was made prior to year end to fully fund the ZLB Behring Supplemental Executive Retirement Plan (SERP). The remaining plans provided on acquisition are included in Non-Current Employee Benefits.

Notes to and forming part of the Financial Statements
continued

	Consolidated Entity		Parent Entity	
	2004 $	2003 $	2004 $	2003 $
31 Remuneration of Auditors				
Amounts received, or due and receivable, for the audit and review of the financial reports of the parent entity and its controlled entities by				
- Ernst & Young	**608,000**	329,500	**608,000**	329,500
- Ernst & Young related practices	**2,352,576**	755,500	**-**	-
	2,960,576	1,085,000	**608,000**	329,500
Amounts received, or due and receivable, for other services in relation to the parent entity and its controlled entities by				
- Ernst & Young[1]	**326,200**	-	**326,200**	-
- Ernst & Young related practices[2]	**4,851,940**	550,817	**-**	-
	5,178,140	550,817	**326,200**	-
Total remuneration	**8,138,176**	1,635,817	**934,200**	329,500

[1] Includes financial due diligence work on the Aventis Behring acquisition, IAS Implementation advice and other compliance audits.

[2] Financial due diligence work on the Aventis Behring acquisition.

Notes to and forming part of the Financial Statements continued

	Consolidated Entity 2004 $000	Consolidated Entity 2003 $000	Parent Entity 2004 $000	Parent Entity 2003 $000
32 Commitments				
Capital Commitments				
Estimated capital expenditure contracted for at balance date but not provided for in the financial statements, payable:				
Not later than one year	32,295	11,042	9,985	2,552
Later than one year but not later than five years	446	-	-	-
	32,741	11,042	9,985	2,552
Lease Commitments				
(i) Operating Leases				
Total lease expenditure contracted for at balance date but not provided for in the financial statements, payable:				
Not later than one year	29,436	10,725	1,378	1,673
Later than one year but not later than five years	62,062	21,175	1,176	1,561
Later than five years	69,836	59,901	158	-
	161,334	91,801	2,712	3,234
Representing				
Non-cancellable operating leases	161,334	91,801	2,712	3,234

Operating leases entered into relate predominantly to leased land and rental properties. Rental payments are generally fixed, but with inflation escalation clauses on which contingent rentals are determined. No operating leases contain restrictions on financing or other leasing activities.

	Consolidated Entity 2004 $000	Consolidated Entity 2003 $000	Parent Entity 2004 $000	Parent Entity 2003 $000
(ii) Finance Leases				
Total lease expenditure contracted for at balance date but not provided for in the financial statements, payable:				
Not later than one year	1,912	-	-	-
Later than one year but not later than five years	7,575	-	-	-
Later than five years	37,877	-	-	-
Total minimum lease payments	47,364	-	-	-
- future finance charges	(2,162)	-	-	-
- lease liability	45,202	-	-	-
- current liability	2,028	-	-	-
- non-current liability	43,174	-	-	-
	45,202	-	-	-
(iii) Total Lease Liability				
Total lease liability accrued for:				
Current				
- surplus lease space	5,353	-	-	-
- finance leases	2,028	-	-	-
	7,381	-	-	-
Non-Current				
- surplus lease space	9,149	-	-	-
- finance leases	43,174	-	-	-
	52,323	-	-	-
	59,704	-	-	-

Notes to and forming part of the Financial Statements
continued

	Consolidated Entity		Parent Entity	
	2004 $000	2003 $000	2004 $000	2003 $000

33 Contingent Assets and Liabilities

Guarantees

Details and estimates of maximum amounts of contingent liabilities, classified in accordance with the party from whom the liability could arise for which no provisions are included in the financial statements, are as follows:

	Consolidated 2004 $000	Consolidated 2003 $000	Parent 2004 $000	Parent 2003 $000
Parent entity guarantee of controlled entity borrowings	-	-	638,349	583,958
Bank guarantees	22,298	5,524	6,006	5,524
	22,298	5,524	644,355	589,482

As explained in Note 34, the parent entity has entered into a deed of cross guarantee in accordance with a class order issued by the Australian Securities and Investments Commission. The parent entity, and the controlled entities which are party to the deed, have guaranteed the repayment of all current and future creditors in the event that any of these companies are wound up.

Service Agreements

The maximum contingent liabilities for benefits under service agreements, in the event of an involuntary redundancy, is between 3 to 12 months. Agreements are held with the managing director and persons who take part in the management of the companies in the consolidated entity.

	Consolidated 2004 $000	Consolidated 2003 $000	Parent 2004 $000	Parent 2003 $000
These contingent liabilities amount to:	4,739	4,099	3,363	2,896

Contingent consideration on acquisitions

On 31 August 2000, the consolidated entity acquired the plasma fractionation assets and business of Zentrallaboratorium Blutspendedienst. The consideration included an earn out agreement entitling Rotkreuzstiftung Zentrallaboratorium Blutspendedienst SRK to further payments if certain performance targets are met at the end of 30 June 2005 reporting period. The maximum contingent liability payable under this earn out agreement is CHF 90 million ($100 million).

On 31 March 2004, the consolidated entity acquired the global plasma therapeutics business of Aventis Behring. The consideration included contingent payments. A cash payment or issue of shares (at CSL Limited's discretion) in the amount of USD 125 million will be required to be made by the consolidated entity if the fourth year ordinary share price of CSL Limited is above A$28 per share ('trigger price'). To satisfy this requirement, the volume weighted average share price of an ordinary share of CSL Limited must be above the trigger price for 20 consecutive trading days for the period starting from 1 October 2007 and ending on 31 March 2008.

A further cash payment or issue of shares (at CSL Limited's discretion) in the amount of USD 125 million will be required to be made by the consolidated entity if the fourth year ordinary share price of CSL Limited is above A$35 per share. The same requirement for the trigger price must be satisfied as mentioned above.

Litigation

The consolidated entity is currently involved in litigation with both Bayer and Baxter over alleged infringement of the consolidated entity's interest in the Freudenberg patent covering technology involved in the production of rFVIII. Bayer has filed a counter suit against the consolidated entity, claiming breach of the Helixate supply agreement. There is no guarantee that the consolidated entity will be successful in their defence of this patent. Bayer's counter suit against the consolidated entity represents a threat to the continued supply of Helixate from Bayer.

The consolidated entity is involved in other litigation in the ordinary course of business. The directors believe that future payment for any contingent liabilities in respect of litigation is remote. The consolidated entity has disclaimed liability for, and are vigorously defending, all current claims and actions that have been made.

Notes to and forming part of the Financial Statements continued

	Country of incorporation	Percentage Owned 2004 %	2003 %	
34. Controlled Entities				
Parent Entity:				
CSL Limited	Australia			
Controlled Entities of CSL Limited:				
JRH Biosciences Pty Ltd	Australia	**100**	100	
Cervax Pty Ltd	Australia	**74**	74	
CSL (New Zealand) Limited	New Zealand	**100**	100	(c)
Iscotec AB	Sweden	**100**	100	(c)
CSL International Pty Ltd	Australia	**100**	100	
CSL Finance Pty Ltd	Australia	**100**	100	
CSL Denmark ApS	Denmark	**100**	100	(c)
ZLB Behring AG	Switzerland	**100**	100	(c)
ZLB GmbH	Germany	**100**	100	(c)
CSL UK Holdings Limited	England	**100**	100	(c)
JRH Biosciences Limited	England	**100**	100	(c)
ZLB Bioplasma UK Limited	England	**100**	100	(c)
ZLB Bioplasma Belgium sprl	Belgium	**100**	100	(c)
ZLB Bioplasma Italy srl	Italy	**100**	100	(c)
CSL US Inc	USA	**100**	100	(c)
JRH Biosciences Inc	USA	**100**	100	(c)
Biocor Animal Health Inc	USA	-	100	(c) (f)
ZLB Bioplasma Inc	USA	**100**	100	(c)
ZLB Holdings Inc	USA	**100**	-	(a) (c)
ZLB Bioplasma (Hong Kong) Limited	Hong Kong	**100**	-	(a) (c)
ZLB Behring LLC	USA	**100**	-	(b) (c)
ZLB Behring Sales Force Inc.	USA	**100**	-	(b) (c)
ZLB Bio-Services Inc.	USA	**100**	-	(b) (c)
ZLB Behring Canada Inc.	Canada	**100**	-	(b) (c)
ZLB Behring Brazil Comercio de Produtos Farmaceuticals Ltda	Brazil	**100**	-	(b) (c)
ZLB Behring KK	Japan	**100**	-	(b) (c)
Aventis Behring S.A. de C.V.	Mexico	**100**	-	(b) (c) (d)
ZLB Behring S.A.	France	**100**	-	(b) (c)
ZLB Behring Pharma GmbH	Germany	**100**	-	(b) (c)
Aventis Behring Hispaniola S.A.	Dominican Republic	**100**	-	(b) (e)
Aventis Behring Foundation for Research and Advancement of Patient Health	USA	**100**	-	(b) (c) (d)

Notes to and forming part of the Financial Statements
continued

34 Controlled Entities (cont.)

	Country of Incorporation	Percentage Owned 2004 %	2003 %	
Controlled Entities of CSL Limited (cont.)				
ZLB Behring Verwaltungs GmbH	Germany	100	-	(a) (c)
ZLB Behring Beteiligungs GmbH & Co KG	Germany	100	-	(c)
ZLB Plasma Services GmbH	Germany	100	-	(b) (c)
ZLB Behring GmbH	Germany	100	-	(b) (c)
Aventis Behring AG	Switzerland	100	-	(b) (c) (d)
Aventis Behring GmbH	Austria	100	-	(b) (c) (d)
ZLB Behring S.A.	Spain	100	-	(b) (c)
ZLB Behring A.B.	Sweden	100	-	(b) (c)
ZLB Behring S.p.A.	Italy	100	-	(b) (c)
ZLB Behring N.V.	Belgium	100	-	(b) (c)
ZLB Behring Lda	Portugal	100	-	(b) (c)
ZLB Behring MEPE	Greece	100	-	(b) (c)
ZLB Behring Asia Pacific Limited	Hong Kong	100	-	(b) (c)
ZLB Behring S.A.	Argentina	100	-	(b) (c)
ZLB Behring Holdings Ltd.	England	100	-	(b) (c)
ZLB Behring UK Ltd.	England	100	-	(b) (c)

(a) ZLB Bioplasma (Hong Kong) Limited was incorporated in December 2003 with the other entities incorporated in March 2004.

(b) On 31 March 2004, the consolidated entity acquired the global plasma therapeutics business of Aventis Behring through the acquisition of 100% of the share capital of Aventis Behring LLC and Aventis Behring GmbH.

(c) Audited by affiliates of the parent entity auditors.

(d) These entities are in the process of having their legal company name changed.

(e) This entity is in the process of being dissolved.

(f) Biocor Animal Health Inc. was sold on 26 March 2004.

34 Controlled Entities (cont.)

A deed of cross guarantee between CSL International Pty Ltd and CSL Limited was enacted on 20 June 1995 and relief was obtained from preparing financial statements of CSL International Pty Ltd under the ASIC Class Order. On 30 June 2003, an Assumption Deed was lodged with ASIC, which joins CSL Finance Pty Ltd and JRH Biosciences Pty Ltd as parties to the deed of cross guarantee.

Under the deed, all entities guarantee to support the liabilities and obligations of each other. Financial information for the class order group comprising CSL Limited, CSL International Pty Ltd, CSL Finance Pty Ltd and JRH Biosciences Pty Ltd is as follows:

	2004 $000	2003 $000
Statement of Financial Performance		
Sales revenue	452,475	476,123
Cost of sales	253,290	250,330
Gross profit	199,185	225,793
Other revenues	134,159	62,364
Research and development expenses	46,856	50,434
Selling and marketing expenses	45,068	48,532
General and administration expenses	42,804	36,980
Borrowing costs	19,444	11,175
Carrying amount of net assets of discontinued operations sold	24,920	-
Profit from ordinary activities before income tax expense	154,252	141,036
Income tax expense relating to ordinary activities	35,753	37,397
Profit from ordinary activities after income tax expense	118,499	103,639
Set out below is a summary of movements in consolidated retained profits of the closed group:		
Retained profits at the beginning of the financial year	401,609	317,492
Net profit	118,499	103,639
Adjustment arising from adoption of revised accounting standard	-	34,569
Transfer from reserves	-	
Dividends provided for or paid	(58,703)	(54,091)
Retained profits at the end of the financial year	461,405	401,609

Notes to and forming part of the Financial Statements

continued

34 Controlled Entities (cont.)

	2004 $000	2003 $000
Statement of Financial Position		
CURRENT ASSETS		
Cash assets	12,561	40,736
Receivables	63,631	67,554
Inventories	93,753	93,024
Other	3,894	1,502
Total Current Assets	173,839	202,816
NON-CURRENT ASSETS		
Receivables	653,387	630,637
Other financial assets	1,534,091	844,907
Property, plant and equipment	259,993	264,907
Deferred tax assets	10,233	10,756
Intangibles	20,000	20,000
Total Non-Current Assets	2,477,704	1,771,207
TOTAL ASSETS	2,651,543	1,974,023
CURRENT LIABILITIES		
Payables	57,938	60,552
Interest bearing liabilities	-	611
Tax liabilities	16,219	11,109
Provisions	15,622	15,301
Total Current Liabilities	89,779	87,573
NON-CURRENT LIABILITIES		
Payables	34,941	33,442
Interest bearing liabilities	489,681	439,930
Deferred tax liabilities	29,943	26,748
Provisions	20,712	25,630
Total Non-Current Liabilities	575,277	525,750
TOTAL LIABILITIES	665,056	613,323
NET ASSETS	1,986,487	1,360,700
EQUITY		
Contributed equity	1,502,417	936,430
Reserves	22,665	22,661
Retained profits	461,405	401,609
TOTAL EQUITY	1,986,487	1,360,700

Notes to and forming part of the Financial Statements continued

	Notes	Consolidated Entity 2004 $000	Consolidated Entity 2003 $000	Parent Entity 2004 $000	Parent Entity 2003 $000
35 Statement of Cash Flows					
Reconciliation of Cash Assets and Non-Cash Financing and Investing Activities					
(i) Cash at the end of the year is shown in the statement of financial position as:					
Cash on hand	5	112,478	83,466	12,700	40,736
Cash deposits	5	2,418	-	-	-
Bank overdrafts	16	(4,553)	(611)	-	-
		110,343	82,855	12,700	40,736

(ii) Non-Cash Financing and Investing Activities

On 31 March 2004, the consolidated entity acquired the global plasma therapeutics business of Aventis Behring through the acquisition of 100% of the share capital of Aventis Behring LLC and Aventis Behring GmbH for $954.0 million. $146.5 million of the consideration amount represents deferred consideration at the date of acquisition.

	Consolidated Entity 2004 $000	Consolidated Entity 2003 $000	Parent Entity 2004 $000	Parent Entity 2003 $000
Reconciliation of Profit from Ordinary Activities after Tax to Cash Flows from Operations				
Profit from ordinary activities after tax	219,625	70,423	120,340	69,517
Non-cash items in profit from ordinary activities				
Depreciation and amortisation	129,995	119,796	31,977	31,465
Loss/(profit) on sale of property, plant and equipment	2,584	(87)	1,034	19
Amortisation of borrowing costs	974	661	-	-
Changes in assets and liabilities, net of the effects of purchase of controlled entities				
Decrease in receivables	55,773	8,047	16,437	574
Increase in inventories	(33,268)	(84,534)	(7,882)	(8,649)
Increase in prepayments	(20,869)	(142)	(2,392)	(437)
(Increase)/decrease in tax assets	(18,651)	(6,113)	668	(1,342)
Increase/(decrease) in payables	(13,791)	5,190	(6,562)	(8,718)
Decrease in provisions	(20,924)	(5,766)	(5,271)	(3,980)
Increase in tax liabilities	7,892	8,040	10,043	9,600
	309,340	115,515	158,392	88,049
Less: Profit on sale of Animal Health business unit	102,346	-	75,189	-
Net cash inflow from operating activities	206,994	115,515	83,203	88,049

Notes to and forming part of the Financial Statements continued

35 Statement of Cash Flows (cont.)

Financing Facilities

The consolidated entity has access to the following financing facilities with a number of financial institutions:

	Consolidated Entity			Parent Entity		
	Accessible $000	Drawn down $000	Unused $000	Accessible $000	Drawn down $000	Unused $000
June 2004						
Bank overdraft facility (b), (d)	**9,140**	**4,553**	**4,587**	**4,587**	**-**	**4,587**
Bank loan facilities (a), (d)	**758,906**	**237,535**	**521,371**	**-**	**-**	**-**
Total financing facilities (c)	**768,046**	**242,088**	**525,958**	**4,587**	**-**	**4,587**
June 2003						
Bank overdraft facility (b), (d)	5,235	611	4,624	4,624	-	4,624
Bank loan facilities (a), (d)	404,374	177,719	226,655	-	-	-
Total financing facilities (c)	409,609	178,330	231,279	4,624	-	4,624

(a) Drawn facilities expire in March 2007 and March 2009.

(b) No specific expiry date.

(c) The current/non-current allocation of loan facilities reflect the existing refinancing arrangements in place during the period.

(d) The bank loan and overdraft facilities have certain loan covenants attached to them. As at balance date, the consolidated entity was in compliance with these covenants.

Disposal of Controlled Entities and Businesses

On 26 March 2004, the consolidated entity disposed of the Animal Health business unit. This business unit included Biocor Animal Health Inc.

Details of the disposal are included in Note 37.

Notes to and forming part of the Financial Statements
continued

36 Acquisition of Controlled Entities and Businesses

On 31 March 2004, the consolidated entity acquired the global plasma therapeutics business of Aventis Behring through the acquisition of 100% of the share capital of Aventis Behring LLC and Aventis Behring GmbH for $954.0 million (US$717.9 million).

The operating results of the newly controlled consolidated entity have been included in the consolidated statement of financial performance from the date of acquisition.

The prior year comparative relates to the acquisition of the serum business of By-Prod Corporation and the Siris Group on 14 February 2003 for consideration of $23.7 million.

		Consolidated Entity		
		2004 USD'000[1]	2004 $000	2003 $000
Consideration				
Cash		607,019	807,528	16,222
Deferred Consideration[2]		110,912	146,515	7,463
Total consideration		717,931	954,043	23,685
Fair value of net assets of consolidated entities acquired				
Current Assets	Cash	26,081	34,658	-
	Receivables	289,906	385,250	3,205
	Inventories	805,079	1,069,853	6,548
	Other	5,992	7,962	386
Non-current assets	Receivables	1,428	1,897	-
	Other financial assets	1,487	1,976	-
	Property, plant and equipment	353,985	470,403	1,266
	Deferred tax assets	28,434	37,784	-
Current liabilities	Payables	(191,782)	(254,855)	(1,094)
	Interest-bearing liabilities	(6,657)	(8,847)	-
	Provisions - Employee entitlements	(24,680)	(32,798)	-
	Provisions - Other	(14,642)	(19,457)	(422)
	Provision for restructuring (note 18)	(86,811)	(115,360)	-
Non-current liabilities	Interest-bearing liabilities	(36,120)	(47,999)	-
	Deferred tax liabilities	(34,987)	(46,493)	-
	Provisions - Employee entitlements	(91,918)	(122,147)	-
	Provisions - Other	(11,278)	(14,987)	-
		1,013,517	1,346,840	9,889
Discount on Acquisition		(295,586)	(392,797)	-
Goodwill		-	-	13,796
Total consideration		717,931	954,043	23,685
Outflow of cash to acquire consolidated entities and business				
Cash consideration		607,019	807,528	16,222
Cash acquired		(26,081)	(34,658)	-
		580,938	772,870	16,222

[1] US dollar figures have been included for illustrative purposes.

[2] The deferred consideration represents the present value of the remaining consideration payable.

Contingent consideration

On 31 March 2004, the consolidated entity acquired the global plasma therapeutics business of Aventis Behring. The consideration included contingent payments. A cash payment or issue of shares (at CSL Limited's discretion) in the amount of USD 125 million will be required to be made by the consolidated entity if the fourth year ordinary share price of CSL Limited is above A$28 per share ('trigger price').

To satisfy this requirement, the volume weighted average share price of an ordinary share of CSL Limited must be above the trigger price for 20 consecutive trading days for the period starting from 1 October 2007 and ending on 31 March 2008.

A further cash payment or issue of shares (at CSL Limited's discretion) in the amount of USD 125 million will be required to be made by the consolidated entity if the fourth year ordinary share price of CSL Limited is above A$35 per share. The same requirement for the trigger price must be satisfied as mentioned above.

Notes to and forming part of the Financial Statements

continued

37 Discontinued Operation

Disposal of Animal Health Business Unit

On 26 March 2004, the consolidated entity disposed of the Animal Health business unit to Pfizer Inc. The disposal included the sale of assets in Australia and New Zealand and the disposal of 100% of the voting share capital of Biocor Animal Health Inc. in the USA.

The net gain from the sale of the Animal Health business unit was as follows:

	Consolidated	Parent
	2004	2003
	$000	$000
Net proceeds from the sale of the Animal Health business unit	**161,627**	100,109
Written down value of assets sold and liabilities settled	**(59,281)**	(24,920)
Net gain on sale before tax	**102,346**	75,189
Attributable income tax expense	**(27,035)**	(17,226)
Net gain on sale after tax	**75,311**	57,963
The carrying amounts of total assets to be disposed of and total liabilities settled were as follows:		
Total Assets	**61,710**	24,929
Total Liabilities	**2,429**	9
Net Assets	**59,281**	24,920

Financial Performance Information

The Animal Health business unit is reported as a separate segment in Note 39 - Segment Information. The financial performance of the business unit for the year ended 30 June 2004 is as follows:

	2004
	$000
Revenue from ordinary activities	**54,286**
Expenses from ordinary activities	**(49,663)**
Profit from ordinary activities before income tax	**4,623**
Income tax expense relating to ordinary activities	**(374)**
Profit from ordinary activities after income tax	**4,249**
Cash flows during the year	
Net cash flows from operating activities	**6,940**
Net cash flows from investing activities	**(594)**
Net cash flows from financing activities	**(4,127)**
Net cash inflows	**2,219**

Notes to and forming part of the Financial Statements continued

	Consolidated Entity 2004 $000	Consolidated Entity 2003 $000
38 Earnings Per Share		
The following reflects the income and share information used in the calculation of basic and diluted earnings per share:		
Earnings used in calculating basic earnings per share	219,625	70,423
	Number of Shares	
Weighted average number of ordinary shares used in the calculation of basic earnings per share:	178,174,322	159,168,685
Effect of dilutive securities:		
Share options	680,869	443,473
Adjusted weighted average number of ordinary shares used in calculating diluted earnings per share	178,855,191	159,612,158

Conversions, calls, subscription or issues after 30 June 2004

Since the end of the financial year, no ordinary shares have been issued.

There have been no other conversions to, calls of, or subscriptions for ordinary shares or issues of potential ordinary shares since the reporting date and before the completion of this financial report.

39 Segment Information

Defined business segments	**Products/services**
Total Human Health	Develops, manufactures and markets biopharmaceutical products to the human health industry.
Biosciences	Develops, manufactures and markets cell culture reagents used in the manufacture of vaccines, biopharmaceuticals and gene therapy products.
Animal Health	Develops, manufactures and markets vaccines and diagnostics to protect livestock and companion animals.

The Human Health business segment has been further broken down into ZLB Behring and Other Human Health to assist with external analysis of the financials. ZLB Behring is the newly created Group following the acquisition of Aventis Behring and includes the acquired business and the existing ZLB Bioplasma businesses. Other Human Health includes CSL Pharmaceutical and CSL Bioplasma.The 2003 Human Health segment combines Human Health and Plasma Services for comparative purposes.

Geographical Segments

The consolidated entity operates predominantly in three segments, being Australasia/Asia Pacific, Americas and EMEA. The geographic segment of Australasia/Asia Pacific comprises Australia, New Zealand and Asia. The geographic segment of Americas includes USA, Canada and South America. The geographic segment of EMEA includes Europe, Middle East and Africa.

Segment Accounting Policies

The consolidated entity accounts for intersegment sales and transfers as if the sales or transfers were to third parties at current market prices.

Segment accounting policies are the same as the consolidated entity's policies described in Note 1. During the financial year, there were no changes in segment accounting policies that had a material effect on the segment information.

Notes to and forming part of the Financial Statements
continued

30 Segment Information (cont.)

Business Segments	ZLB Behring $000	Other Human Health $000	Total Human Health $000	Biosciences $000	Animal Health $000	Eliminations $000	Consolidated $000
2004							
External sales	1,015,645	389,551	1,405,196	192,466	52,534	-	1,650,196
Other external revenue	10,099	3,493	13,592	-	367	-	13,959
Intersegment revenue	11,759	84	11,843	1,043	1,385	(14,271)	-
Segment revenue	1,037,503	393,128	1,430,631	193,509	54,286	(14,271)	1,664,155
Unallocated revenue							9,929
Proceeds from sale of Animal Health Business Unit							161,627
Total revenue							1,835,711
Segment earnings	57,140	63,525	120,665	41,194	5,170	-	167,029
Borrowing costs							(23,742)
Unallocated expense net of unallocated revenue							8,996
Net Gain from sale of Animal Health Business Unit							102,346
Profit from ordinary activities before tax							254,629
Income tax expense							35,004
Profit from ordinary activities after tax							219,625
Segment assets	3,102,409	396,396	3,498,805	160,269	-	-	3,659,074
Cash assets							114,896
Unallocated assets							101,413
Total assets							3,875,383
Segment liabilities	699,785	67,502	767,287	23,420	-	-	790,707
Interest bearing liabilities							848,085
Provision for dividend							-
Unallocated liabilities							162,549
Total liabilities							1,801,341
Other Information							
Purchase of property, plant and equipment and intangible assets	33,856	31,104	64,960	13,808	594	-	79,362
Unallocated acquisitions of property, plant and equipment							229
Total acquisitions							79,591
Depreciation and amortisation	91,568	30,814	122,382	4,703	2,224	-	129,309
Unallocated depreciation and amortisation							686
Total depreciation and amortisation							129,995
Other non-cash expenses	1,630	(2,008)	(378)	-	-	2,962	2,584

Geographic Segments	Australasia/Asia Pacific $000	Americas $000	EMEA $000	Eliminations $000	Consolidated $000
External revenues	570,077	875,906	389,728	-	1,835,711
Segment assets	506,040	826,826	2,542,517	-	3,875,383
Acquisition of property, plant and equipment and intangible assets	33,111	18,343	28,137	-	79,591

Business Segments	Total Human Health $000	Biosciences $000	Animal Health $000	Eliminations $000	Consolidated $000
2003					
External sales	1,067,585	168,055	64,704	-	1,300,344
Other external revenue	3,059	4,742	47	-	7,848
Intersegment revenue	905	639	-	(1,544)	-
Segment revenue	1,071,549	173,436	64,751	(1,544)	1,308,192
Unallocated revenue					5,015
Total revenue					1,313,207
Segment earnings	85,282	44,452	8,042	-	137,776
Borrowing costs					(34,228)
Unallocated expense net of unallocated revenue					(1,816)
Profit from ordinary activities before tax					101,732
Income tax expense					31,309
Profit from ordinary activities after tax					70,423
Segment assets	1,892,181	122,212	76,429	-	2,090,822
Cash assets					83,466
Unallocated assets					45,250
Total assets					2,219,538
Segment liabilities	205,379	22,303	7,990	-	235,672
Interest bearing liabilities					578,059
Provision for dividend					
Unallocated liabilities					123,109
Total liabilities					936,840
Other Information					
Purchase of property, plant and equipment and intangible assets	75,994	21,720	10,716	-	108,430
Unallocated acquisitions of property, plant and equipment					911
Total acquisitions					109,341
Depreciation and amortisation	111,094	4,228	2,843	-	118,165
Unallocated depreciation and amortisation					1,631
Total depreciation and amortisation					119,796
Other non-cash expenses	(1,280)	449	1	743	(87)

Geographic Segments	Australasia/ Asia Pacific $000	Americas $000	EMEA $000	Eliminations $000	Consolidated $000
External revenues	476,846	637,520	198,841	-	1,313,207
Segment assets	517,029	458,414	1,244,095	-	2,219,538
Acquisition of property, plant and equipment and intangible assets	45,284	37,456	26,601	-	109,341

Notes to and forming part of the Financial Statements
continued

40 Significant Purchaser

Significant volumes of the parent entity's sales of human pharmaceutical and plasma products are to the Australian Government.

41 Financial Instruments

Objectives for holding derivative financial instruments

The consolidated entity uses derivative financial instruments to manage specifically identified interest rate and foreign currency risks as approved by the board of directors.

The consolidated entity is primarily exposed to the risk of adverse movements in the Australian dollar relative to certain foreign currencies and movement in interest rates. The purpose for which specific derivative instruments are used is as follows:

- Foreign currency forward exchange contracts are purchased predominantly to hedge the foreign currency value of receivables and payables. Forward exchange contracts in other currencies are purchased throughout the consolidated entity when considered necessary to create a desired hedge position;
- The consolidated entity raises short and long term debt at both fixed and variable rates. Interest rate swap agreements are used to convert variable interest rate exposures on certain debt to fixed rates. These swaps entitle the consolidated entity to receive, or oblige it to pay, the amounts, if any, by which actual interest payments on nominated loan amounts exceed or fall below specified interest amounts; and
- Long term currency swaps are purchased to convert Australian dollar exposure on certain borrowings into Swiss franc exposures.

  The swaps entitle the consolidated entity to receive an agreed amount of Australian dollars, and oblige it to pay an agreed amount of Swiss francs, at the date of maturity of the swaps.

Interest Rate Risk

The consolidated entity has entered into an interest rate swap contract. The contract is used to convert the variable interest rate of borrowings to fixed interest rates.

Interest Rate Risk Exposures

The consolidated entity is exposed to interest rate risk through primary financial assets and liabilities modified through derivative financial instruments such as interest rate and cross currency swaps. The following table summarises interest rate risk for the consolidated entity together with effective interest rates as at balance date.

Notes to and forming part of the Financial Statements

continued

	Floating Rate (a) $000	Fixed interest rate maturing in: 1 year or less $000	Over 1 year to 5 years $000	Over 5 years $000	Non-interest Bearing $000	Total $000	Average Interest Rate %
41 Financial Instruments (cont.)							
June 2004							
Financial Assets							
Cash at bank and on hand	112,478	-	-	-	-	112,478	1.14
Trade debtors	-	-	-	-	495,909	495,909	
Other debtors	-	-	-	-	37,929	37,929	
Cash deposits	-	2,418	-	-	-	2,418	3.00
Loans to directors and employees	-	-	-	-	6,489	6,489	
Investment in non controlled entities	-	-	-	-	3,421	3,421	
Other financial assets	-	-	-	-	4,802	4,802	
	112,478	2,418	-	-	548,550	663,446	
Financial Liabilities							
Trade creditors	-	-	-	-	232,413	232,413	
Other creditors	-	-	-	-	191,861	191,861	
Swap payable	-	-	-	-	34,228	34,228	
Bank loans	237,535	-	-	-	-	237,535	1.44
Vendor loan	-	-	25,776	-	-	25,776	4.75
Bank overdraft	4,553	-	-	-	-	4,553	0.70
Senior Unsecured Notes	-	-	36,237	326,134	-	362,371	5.66
Deferred consideration	-	-	158,146	-	-	158,146	4.35
Surplus lease space	-	5,353	9,149	-	-	14,502	2.45
Lease liabilities	-	2,028	7,537	35,637	-	45,202	6.37
Interest rate swap*	(134,647)	134,647	-	-	-	-	
	107,441	142,028	236,845	361,771	458,502	1,306,587	
June 2003							
Financial Assets							
Cash at bank and on hand	83,466	-	-	-	-	83,466	2.29
Trade debtors	-	-	-	-	157,499	157,499	
Other debtors	-	-	-	-	13,578	13,578	
Cash deposits	-	-	-	-	-	-	
Loans to directors and employees	-	-	-	-	7,649	7,649	
Investment in non controlled entities	-	-	-	-	2,786	2,786	
	83,466	-	-	-	181,512	264,978	
Financial Liabilities							
Trade creditors	-	-	-	-	110,744	110,744	
Other creditors	-	-	-	-	77,432	77,432	
Swap payable	-	-	-	-	31,571	31,571	
Bank loans	177,719	-	-	-	-	177,719	1.19
Vendor loan	-	-	25,142	-	-	25,142	4.75
Bank overdraft	611	-	-	-	-	611	8.35
Senior Unsecured Notes	-	-	42,808	331,779	-	374,587	5.66
Interest rate swap*	(158,326)	27,776	130,550	-	-	-	
	20,004	27,776	198,500	331,779	219,747	797,806	

* Notional principal amounts

(a) Floating interest rates represent the most recently determined rate applicable to the instrument at balance date.

Notes to and forming part of the Financial Statements
continued

41. Financial Instruments (cont.)

Foreign Exchange Risk

The consolidated entity enters into forward exchange contracts to buy and sell specified amounts of foreign currencies in the future at predetermined exchange rates. The objective is to match the contracts with committed future cash flows from sales and purchases in foreign currencies, to protect the consolidated entity against exchange rate movements.

The accounting policy with regard to forward exchange contracts is outlined in Note 1(v).

The following table summarises by currency the Australian dollar value of forward exchange agreements at balance date. Foreign currency amounts are translated at rates prevailing at reporting date. Contracts to buy and sell foreign currencies are entered into from time to time to offset purchase and sale obligations in order to maintain a desired hedge position.

The parent entity and other controlled entities enter into forward contracts to hedge foreign currency receivables from other entities within the group.

These receivables are eliminated on consolidation, however, the hedges are in place to protect the parent entity and other group controlled entities from movements in exchange rates that would give rise to a statement of financial performance impact.

Currency	Average Exchange Rate 2004	Average Exchange Rate 2003	2004 Buy $000	2004 Sell $000	2003 Buy $000	2003 Sell $000
US dollars						
3 months or less	0.6903	0.6647	79,026	(36,144)	16,541	(10,540)
Pounds sterling						
3 months or less	0.3805	0.4029	730	(14,249)	-	(2,482)
New Zealand dollars						
3 months or less	-	1.1434	-	-	3,061	-
Euro						
3 months or less	0.5704	0.5831	55,347	(113,682)	3,776	-
Swiss francs						
3 months or less	0.8836	0.9087	7,922	(237,221)	47,111	(198,854)
3 to 12 months	1.0003	1.0003	-	(210,000)	-	(25,000)
1 to 2 years	-	1.0003	-	-	-	(235,000)
			7,922	(447,221)	47,111	(458,854)
Hungarian Florint						
3 months or less	144.7800	-	-	(179)	-	-
Japanese Yen						
3 months or less	74.9200	-	-	(17,722)	-	-
Swedish Kroner						
3 months or less	5.1896	-	-	(4,893)	-	-
Mexican Peso						
3 months or less	7.9418	-	-	(8,978)	-	-
Brazilian Real						
3 months or less	2.2561	-	-	(3,914)	-	-
Australian dollars						
3 months or less	0.8254	0.8914	296,249	(2,292)	198,854	(57,467)
3 to 12 months	1.0003	1.0003	210,000	-	25,000	-
1 to 2 years	-	1.0003	-	-	235,000	-
			506,249	(2,292)	458,854	(57,467)
			649,274	(649,274)	529,343	(529,343)

41 Financial Instruments (cont.)

The consolidated entity is exposed to foreign currency exchange risk through primary financial assets and liabilities.

The following table, expressed in Australian dollars, summarises the foreign exchange risk carried by the consolidated entity as a result of the existence of foreign currency denominated financial assets and liabilities.

Currency	Aust $ 2004	US $ 2003	Swiss Francs $000	Euro $000	Other $000	Total $000
June 2004						
Financial Assets						
Cash assets	**12,189**	**56,705**	**3,027**	**27,587**	**15,388**	**114,896**
Trade debtors	**32,237**	**162,838**	**5,010**	**253,118**	**42,706**	**495,909**
Other debtors	**8,683**	**22,002**	**3,181**	**1,444**	**2,619**	**37,929**
Employee loans	**6,261**	**-**	**-**	**200**	**28**	**6,489**
Investment in non controlled entities	**3,421**	**-**	**-**	**-**	**-**	**3,421**
Other financial assets	**-**	**-**	**-**	**894**	**3,908**	**4,802**
	62,791	**241,545**	**11,218**	**283,243**	**64,649**	**663,446**
Financial Liabilities						
Trade creditors	**22,344**	**95,181**	**15,237**	**87,276**	**12,375**	**232,413**
Other creditors	**26,457**	**80,190**	**11,432**	**65,181**	**8,601**	**191,861**
Swap payable	**-**	**-**	**34,228**	**-**	**-**	**34,228**
Bank loans	**151**	**-**	**183,297**	**52,724**	**1,363**	**237,535**
Vendor loan	**-**	**-**	**25,776**	**-**	**-**	**25,776**
Deferred consideration	**-**	**158,146**	**-**	**-**	**-**	**158,146**
Senior Unsecured Notes	**-**	**362,371**	**-**	**-**	**-**	**362,371**
Surplus lease space	**-**	**14,502**	**-**	**-**	**-**	**14,502**
Lease liabilities	**-**	**-**	**-**	**44,004**	**1,198**	**45,202**
Bank overdrafts	**-**	**4,553**	**-**	**-**	**-**	**4,553**
	48,952	**714,943**	**269,970**	**249,185**	**23,537**	**1,306,587**
June 2003						
Financial Assets						
Cash assets	39,705	26,993	7,396	5,610	3,762	83,466
Trade debtors	54,644	81,916	2,370	10,661	7,908	157,499
Other debtors	5,990	1,416	5,183	685	304	13,578
Employee loans	7,649	-	-	-	-	7,649
Investment in non controlled entities	2,786	-	-	-	-	2,786
	110,774	110,325	14,949	16,956	11,974	264,978
Financial Liabilities						
Trade creditors	17,774	45,022	16,129	29,125	2,694	110,744
Other creditors	31,725	15,643	25,897	3,031	1,136	77,432
Swap payable	-	-	31,571	-	-	31,571
Bank loans	-	-	177,719	-	-	177,719
Vendor loan	-	-	25,142	-	-	25,142
Senior Unsecured Notes	-	374,587	-	-	-	374,587
Bank overdrafts	611	-	-	-	-	611
	50,110	435,252	276,458	32,156	3,830	797,806

Notes to and forming part of the Financial Statements
continued

41 Financial Instruments (cont.)

Credit Risk

Credit risk represents the extent of credit related losses that the consolidated entity may be subject to on amounts to be exchanged under derivatives or to be received from financial instruments. The consolidated entity, while exposed to credit related losses in the event of non-performance by counterparties to financial instruments, does not expect any counterparties to fail to meet their obligations.

The maximum exposure to credit risk at balance date to recognised financial assets is the carrying amount, net of any provision for doubtful debts, as disclosed in the statement of financial position and notes to the financial statements.

The consolidated entity minimises concentrations of credit risks by undertaking transactions with a large number of debtors in various countries.

The major geographic concentrations of credit risk arise from the location of counterparties to the consolidated entity's financial assets as shown in the following table:

Location of Credit Risk	2004 $000	2003 $000
Australia	**57,814**	98,759
USA	**221,827**	98,849
Europe	**335,828**	51,752
Other	**47,977**	15,618
	663,446	264,978

Concentration of credit risk on financial assets is indicated in the following table by percentage of the total balance receivable from customers in the specified categories:

Customer/Industry Classification	%	%
State and Federal Government	**15**	16
Financial Institutions	**12**	27
Other	**73**	57

Net Fair Values of Financial Assets and Liabilities

The following methods and assumptions are used to determine the net fair values of financial assets and liabilities.

Recognised financial instruments

The carrying amounts and estimated net fair values of financial assets and financial liabilities held at balance date are given below.

Short term instruments where carrying amounts approximate net fair values are omitted. The net fair value of a financial asset or a financial liability is the amount at which the assets could be exchanged, or a liability settled in a current transaction between willing parties after allowing for transaction costs.

Unrecognised financial instruments

The fair value of the interest rate swap contracts is determined as the difference in present value of the future interest cash flows.

	Consolidated Entity			
	2004		2003	
	Carrying amount $000	Fair value $000	Carrying amount $000	Fair value $000
Financial Assets				
Investments in non-controlled entities	**3,421**	**3,421**	2,786	2,786
Other financial assets	**4,802**	**4,802**		
Loans to specified directors	**1,882**	**1,882**	1,893	1,893
Loans to specified executives	**1,930**	**1,930**	1,587	1,587
Loans to other employees	**2,677**	**2,677**	4,169	4,169
Financial Liabilities				
Short term debt	**7,944**	**7,944**	611	611
Long term debt	**641,717**	**641,717**	552,306	552,306
Deferred consideration	**158,146**	**158,146**		
Surplus lease space	**14,502**	**14,502**		
Swap payable	**34,228**	**30,062**	31,571	22,428
Vendor loans	**25,776**	**25,776**	25,142	25,142
Derivatives				
Interest rate swaps	**-**	**(4,777)**	-	(14,215)

42 Adoption of International Financial Reporting Standards

The Australian Accounting Standards Board (AASB) is adopting International Financial Reporting Standards for application to reporting periods beginning on or after 1 January 2005. This means that the CSL Group will be required to prepare financial statements for the year ending 30 June 2006 that comply with Australian equivalents of International Financial Reporting Standards (IFRS) and their related pronouncements as issued and recognised by the AASB.

The CSL Group will report its compliance with IFRS for the first time for the half-year ended 31 December 2005. The transitional rules for the first time adoption of IFRS require that entities restate their comparative financial statements using all Australian equivalents of IFRSs, except for AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement.

The majority of the adjustments required on transition are required to be made to opening retained earnings in the opening IFRS balance sheet as at 1 July 2004. However, transitional adjustments relating to those standards where comparatives are not required will be made to opening retained earnings at 1 July 2005. Comparatives restated under IFRS will not be reported in the financial statements until 31 December 2005, being the first half year reported in compliance with IFRS.

The CSL Group established a formal IFRS Steering Committee in 2003 to plan and manage the convergence to IFRS, monitor the developments in IFRS and ensure it is prepared to report under IFRS in accordance with the timetable outlined above. The IFRS Steering Committee includes senior members of management, is monitored by the Group Finance Director, and reports to the Audit and Risk Management Committee on the progress towards transition. As a part of the project for the implementation of IFRS, the IFRS Steering Committee set-up seven specific project teams, each responsible for evaluating the impact of a specific group of accounting changes associated with the transition to IFRS. In addition, a dedicated resource for the project was employed during the year.

The project has been separated into four phases - Impact analysis, design and planning, solution development and implementation.

The impact analysis and design and planning phases are largely completed and work has begun on the solution development and implementation phases. Internal training on IFRS has already been conducted for several subsidiaries and divisions in Australia, New Zealand and the USA.

Set out below are the key areas where accounting policies will change and may have an impact on the financial statements of the CSL Group. It should be noted that at this stage the CSL Group has not fully quantified the impacts of each area on the financial statements.

The key areas are as follows;

Goodwill

Under AASB 3 Business Combinations, goodwill acquired in a business combination will not be amortised. Instead it will be subject to annual impairment testing focussing on the cash flows of related cash generating units.

This will result in a change to the current accounting policy, under which goodwill is both amortised on a straight line basis over the period during which the benefits are expected to arise, and not exceeding 20 years, and subject to a recoverable amounts review.

Employee Benefits

The CSL Group does not currently recognise an asset or liability for the net position of the defined benefit schemes it sponsors, except for the recognition of any net liabilities on acquisition of controlled entities.

Under AASB 119 Employee Benefits the CSL Group will be required to recognise the net position of each scheme based on actuarial valuations on the statement of financial position. The initial adjustment on transition will be recognised through retained earnings and subsequent adjustments will be to the statement of financial performance.

Share-based Payments

The CSL Group currently does not recognise an expense for options or performance rights issued under the current plans (for further information on share plans refer to note 29). Under AASB 2 Share-based Payments, the CSL Group will be required to recognise an expense for all share-based remuneration issued after 7 November 2002 which has not vested as at 1 January 2005. The expense is based on the fair value of the equity instruments issued at the grant date.

Notes to and forming part of the Financial Statements
continued

42 Adoption of International Financial Reporting Standards (cont.)

Income Taxes

Under AASB 112 Income Taxes a new method of accounting for income taxes, known as the "balance sheet liability method", will be adopted, replacing the current "tax effect income statement" approach used by the CSL Group. The new method recognises deferred tax balances in the statement of financial position when there is a difference between the carrying value of an asset or liability and its tax base. Adoption of this new method may result in increased deferred tax assets and liabilities and, as tax effects follow the underlying transaction, some tax effects will be recognised directly in equity.

Government Grants

Where government grants are provided for the acquisition or construction of a long-term asset, AASB 120 Accounting for Government Grants and Disclosure of Government Assistance requires the amount of the grant to be recognised as income over the periods necessary to match the grant with the related costs that are intended to be compensated. Under current Australian Accounting Standards, such grants are recognised immediately as revenue.

Hedging and financial Instruments

AASB 139 Financial Instruments: Recognition and Measurement is required to be adopted by the CSL Group prospectively from 1 July 2005.

This standard requires all financial instruments to be recognised in the statement of financial position and all derivatives and most financial assets to be carried at fair market value. AASB 139 recognises fair value hedge accounting, cash flow hedge accounting and hedges of investments in foreign operations. Fair value and cash flow hedge accounting can only be considered where effectiveness tests are met on both a prospective and retrospective basis. Ineffectiveness outside the prescribed range precludes the use of hedge accounting accounting and may result in amounts recognised in the statement of financial performance, which had not been recognised previously.

Directors' Declaration

(1) In the opinion of the Directors:

(a) the financial statements and notes of the company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2004 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards and Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

(2) In the opinion of the Directors, as at the date of this declaration, there are reasonable grounds to believe that the members of the Closed Group identified in Note 34 will be able to meet any obligations or liabilities to which they are or may become subject, by virtue of the Deed of Cross Guarantee dated 20 June 1995.

Made in accordance with a resolution of the directors.

Peter H Wade
Chairman

Brian A McNamee
Managing Director

Melbourne
Dated 25 August 2004

Independent **Audit Report**

to Members of CSL Limited

ERNST & YOUNG

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for CSL Limited (the company) and the consolidated entity, for the year ended 30 June 2004. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

ERNST & YOUNG

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit Opinion

In our opinion, the financial report of CSL Limited is in accordance with:

(a) the *Corporations Act 2001*, including:

(i) giving a true and fair view of the financial position of CSL Limited and the consolidated entity at 30 June 2004 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Ernst & Young

Ivan Wingreen

Ivan Wingreen

Partner

Melbourne

25 August 2004



Trademarks

CSL, Bioplasma, JRH and ZLB are all trademarks of the CSL Group.

® Registered trademark of CSL Limited or its affiliates.

™ Trademark of CSL Limited or its affiliates.

* Trademarks of companies other than CSL and referred to in this Annual Report are listed below:

Controlled Therapeutics (Scotland) Limited	Cervidil
Leo Pharmaceutical Products Limited AS	Daivonex
	Fucidin
Merck & Co. Inc.	Comvax
	H-B-Vax II
	M-M-R II
	PedvaxHIB
	Pneumovax
	Vaqta
	Varivax
Schering AG	Advantan
Yamanouchi Europe BV	Flomax
Grunenthal GmbH	Tramal
Chiron SpA	Menjugate
Genelco SA	Modavigil
Merck KGaA	EpiPen





CSL

About CSL Limited

CSL Limited develops, manufactures and markets pharmaceutical products of biological origin.

Our business is health care:

> **Life-saving products derived from human plasma;**
> **Pharmaceuticals and diagnostics essential to health;**
> **Cell culture reagents for the pharmaceutical industry.**

CSL Limited
Registered Head Office

45 Poplar Road
Parkville
Victoria 3052
Australia
Telephone: +61 3 9389 1911
Facsimile: +61 3 9389 1434

www.csl.com.au

ZLB Behring
Headquarters

1020 First Avenue
King of Prussia
Pennsylvania 19406
USA
Telephone: +1 610 878 4000
Facsimile: +1 610 878 4009

www.zlbbehring.com

JRH Biosciences
Headquarters

13804 West 107th Street
Lenexa
Kansas 66215
USA
Telephone: +1 913 469 5580
Facsimile: +1 913 469 5584

www.jrhbio.com

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS GIVEN that the Fourteenth Annual General Meeting of CSL Limited (ABN 99 051 588 348) will be held at the Function Centre, National Tennis Centre, Melbourne Park, Batman Avenue, Melbourne on October 14, 2004, at 10.00 a.m. (EST).

CSL Limited
ABN 99 051 588 348
45 Poplar Road Parkville Victoria 3052 Australia
Telephone: +61 3 9389 1911 Facsimile: +61 3 9387 8454

ORDINARY BUSINESS

1. *Accounts and Reports*

To receive and consider the Financial Statements and the reports of the Directors and Auditors for the year ended 30 June 2004, and to note the financial dividend in respect of the year ended 30 June 2004 declared by the Board and paid by the Company.

2. *Election of Directors*

(a) To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

'That Mr John Akehurst, a Director appointed in accordance with Rule 87 of the Constitution, being eligible, is elected as a Director of the Company.'.

(b) To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

'That Mr Maurice A Renshaw, a Director appointed in accordance with Rule 87 of the Constitution, being eligible, is elected as a Director of the Company.'.

(c) To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

'That Miss Elizabeth A Alexander, a Director retiring from office by rotation in accordance with Rule 99(a) of the Constitution, being eligible, is re-elected as a Director of the Company.'.

(d) To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

'That Mr Antoni Cipa, a Director retiring from office by rotation in accordance with Rule 99(a) of the Constitution, being eligible, is re-elected as a Director of the Company.'.

Information about the candidates for election, together with information about voting by any significant foreign shareholder in the Company, is included in the Explanatory Notes.

SPECIAL BUSINESS

3. *Remuneration of Directors*

To consider, and if thought fit, to pass the following resolution as an ordinary resolution:

'That, for the purposes of Rule 88 of the Company's Constitution and ASX Listing Rule 10.17, the maximum aggregate remuneration that may be paid to all the Directors by the Company and any subsidiaries of the Company for their services as Directors of the Company or of such subsidiaries, in respect of each financial year of the Company commencing on or after 1 July 2004, be increased from $1,000,000 to $1,500,000 per annum.'.

The Company will disregard any votes cast on this resolution by:

- a Director of the Company; and
- an associate of a Director.

However, the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides (and the acknowledgement box on the proxy form in relation to the resolution is marked).

For information on the proposed increase in the maximum aggregate remuneration of Directors, see the Explanatory Notes.

4. *Alterations to the Constitution - Retirement of Directors by Rotation*

To consider, and if thought fit, to pass the following resolution as a special resolution:

'That the Company's Constitution be altered in the manner described in Part A of the Appendix to the notice convening this meeting.'.

For information on these proposed alterations to the Constitution, see the Explanatory Notes.

5. *Alterations to the Constitution - Electronic Communications*

To consider, and if thought fit, to pass the following resolution as a special resolution:

'That the Company's Constitution be altered in the manner described in Part B of the Appendix to the notice convening this meeting.'.

For information on these proposed alterations to the Constitution, see the Explanatory Notes.

CSL

INFORMATION ON PROXIES

Please note that:

- a shareholder of the Company entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy;
- a proxy need not be a shareholder of the Company;
- a shareholder who is entitled to cast two or more votes may appoint not more than two proxies and may specify the proportion or number of votes each proxy is appointed to exercise; and
- to be valid the form appointing the proxy and the power of attorney or other authority (if any) under which it is signed (or a certified copy thereof) must be lodged, or received by fax, at least 48 hours prior to the meeting at the following address;

  Computershare Investor Services Pty Limited
  GPO Box 242
  Melbourne VIC 3001
  Fax: (03) 9473 2555

A proxy appointment form accompanies this Notice of Annual General Meeting.

The Company has determined that for the purposes of voting at the meeting, shares will be taken to be held by those who hold them at 7.00pm on October 12, 2004.

BY THE ORDER OF THE BOARD

Peter R Turvey - Company Secretary
11 September 2004

RESOLUTION 2: ELECTION OF DIRECTORS

Candidates for Election to the Office of Director

John Akehurst, *MA (Oxon), FIMechE (age 55) - Engineering, Management (resident in Western Australia)*

Mr Akehurst was appointed to the CSL Board as a casual vacancy in April 2004. After graduating in Engineering from Oxford University, he has had 30 years' experience in the international hydrocarbon industry, most recently as Managing Director and CEO of Woodside Petroleum Ltd. Prior to this, he held a number of engineering and management positions with the Royal Dutch/Shell Group of Companies.

He is a former director of Oil Search Limited, a director of the University of Western Australia Business School and of Youth Focus, a charitable organisation dedicated to the prevention of youth suicide.

Maurice A Renshaw, B.Pharm. - *(age 57) International Pharmaceutical Industry (resident in NSW)*

Mr Renshaw was appointed to the CSL Board as a casual vacancy in July 2004. Formerly he was Vice-president of Pfizer Inc, Executive Vice-president Pfizer Consumer Group and President of Pfizer Consumer Heathcare Division. Prior to his positions in Pfizer, Mr Renshaw was Vice-president of Warner Lambert Co and President of Parke-Davis US. Mr Renshaw has had more than thirty years experience in the international pharmaceutical industry.

Elizabeth A Alexander, *AM, B.Com, FCPA, FCA, FAICD - (age 61) Accounting (resident in Victoria)*

Miss Alexander was appointed to the CSL Board in July 1991 and was last re-elected in 2001. She is a Director of Amcor Limited and Boral Limited. She is a Member of the Takeovers Panel, a Member of the Financial Reporting Council and past National President of the Australian Society of Certified Practising Accountants and of the Australian Institute of Company Directors. She is Chairman of the Board of Advice to the Salvation Army (Southern Command) and is Deputy Chairman of the Winston Churchill Fellowship Trust. Miss Alexander is the Chairperson of the Audit and Risk Management Committee.

Antoni M Cipa, *B.Bus (Acc), Grad.Dip (Acc), CPA, ACIS (age 49) - Finance (resident in Victoria)*

Mr Cipa was appointed to the CSL Board as Finance Director in August 2000 and was last re-elected in 2002. Mr Cipa commenced his employment at CSL in 1990 as Finance Manager. He was instrumental in the float of the Company in 1994 at which time he was appointed Chief Financial Officer. Prior to joining CSL, Mr Cipa was employed at large public companies where he had significant exposure to mergers and acquisitions.

Voting restrictions on any significant foreign shareholder

As required by the Commonwealth Serum Laboratories Act, the Company's Constitution provides that if the Board becomes aware of a 'significant foreign shareholding' in the Company, the Board must be divided into two classes of directors, comprising O class and A class directors. The Constitution defines a 'significant foreign shareholder' as a foreign person who has a relevant interest in at least 5% of the voting shares of the Company.

The number of O class directors must be the number nearest to but not exceeding one third of the directors. Thus in a Board of 9 members, there would need to be 3 O class directors and 6 A class directors. Under the Constitution, the Managing Director must be regarded as an A class director.

All shareholders are entitled to vote on the election of an O class director. A significant foreign shareholder (including any controlled entities and nominees of the significant foreign shareholder to the extent they hold the shares which comprise the significant foreign shareholding) may not vote on the election of an A class director.

As required by the Constitution, the Board conducts periodic reviews of the Company's share register with a view to determining whether or not there are any significant foreign shareholders. For example, the Company reviews the underlying ownership of substantial shareholders of the Company who, in accordance with Chapter 6C of the Corporations Act, must give notice to the Company and the ASX if they and their associates have relevant interests in 5% or more of the voting shares in the Company. In most cases to date, where the substantial shareholder is a foreign company or a member of a foreign company's group, it has been in its capacity as a fund manager. The Constitution provides that a fund manager is only a foreign person for this purpose if the total interests of foreign persons in the fund represent more than 40% of the total.

As a result of those periodic reviews, the Board has determined that all the shares presently owned by or registered in the names of subsidiaries of FMR Corp are part of significant foreign shareholdings, because FMR Corp (a foreign company) has a relevant interest (as defined in the Corporations Act) in those shares, and because the Company understands that the

total interests of foreign persons in the relevant funds managed by the subsidiaries of FMR Corp exceed 40% of the total. Based on the last substantial shareholding notice lodged with the Australian Stock Exchange, FMR Corp had relevant interests in 14.25% of the ordinary shares in the Company at 3 May, 2004.

Accordingly, FMR Corp, its controlled entities and its nominees (to the extent they own or hold shares in which FMR Corp has a relevant interest) and any other significant foreign shareholder at the time of the Annual General Meeting, will be prohibited from voting at the election of each A class director at the 2004 Annual General Meeting.

In accordance with the Constitution, the Board of Directors has determined that Mr Peter Wade (Chairman of Directors), Mr Ian Renard and Miss Elizabeth Alexander, AM, be classified as O class directors, with the rest of the Directors being classified as A class directors.

At the 2004 Annual General Meeting, two A class directors (being John Akehurst and Maurice Renshaw) have made themselves available for election and one A class director and one O class director (being Tony Cipa and Elizabeth Alexander, respectively) will retire by rotation and have made themselves available for re-election.

RESOLUTION 3: REMUNERATION OF DIRECTORS

In accordance with Rule 88 of the Company's Constitution and ASX Listing Rule 10.17, shareholders of the Company are being asked to approve an increase in the maximum aggregate sum which may be paid as Non-Executive Directors' fees by $500,000 from $1,000,000 to $1,500,000 per annum.

The current aggregate amount of $1,000,000 was fixed in 2000. Since that time there has been a significant expansion in the Company's business with further international expansion currently occurring. It is necessary that the Company is able to attract and retain Directors with the appropriate experience and skill base to oversee the Company's business and strategic direction. Accordingly remuneration of Non-Executive Directors must remain competitive.

The proposed change also accommodates the increase in the number of Directors this year which the Board feels is necessary in light of the expanded scope and complexity of the Company's business.

In view of the above, the Board considers that it is appropriate to put this amendment to the shareholders at this time. The amendment will be treated as applying in respect of each financial year of the Company commencing on or after 1 July 2004. The Company will, of course, in future continue to set the actual level of remuneration of its Non-Executive Directors within that limit after having regard to market practice, Board performance and other appropriate factors.

Disclosure of Directors' remuneration will continue to be made to shareholders in each Annual Report in accordance with applicable legal and Australian Stock Exchange requirements.

RESOLUTION 4: ALTERATIONS TO THE CONSTITUTION - RETIRMENT OF DIRECTIONS BY ROTATION

The Company proposes to alter various of the Rules in the Company's Constitution in the manner set out in Part A of the Appendix to this Notice of Meeting. The purpose of these alterations is to amend the Rules relating to the retirement of Directors so that Directors are, in most cases, able to serve out a full 3 year term.

A copy of the Company's Constitution incorporating these proposed alterations (and the proposed alterations the subject of Resolution 5) is available for inspection during business hours at the Company's registered office.

The ASX Listing Rules provide that:

(a) any Director appointed by the Board in the previous year must, if they wish to continue as a Director, offer themselves for election at the next annual general meeting; and

(b) in all other cases, a Director (other than the Managing Director, who is exempt) who wishes to continue as a director must retire and offer themself for re-election at the third annual general meeting after they were last elected or re-elected to the Board.

The Company's Constitution currently provides that, at each annual general meeting, one-third of the Directors (other than the Managing Director, and any Directors appointed since the last annual general meeting) or, if their number is not a multiple of 3, then the number nearest to but not less than one-third must retire from office and, if they wish to seek re-election, offer themselves for re-election. Accordingly, the number of Directors required to retire is rounded up if necessary. For example if there are 7 such Directors, 3 Directors will be required to retire. The result of this requirement is that some Directors are required to retire only 2 years after they were last elected or re-elected, while others Directors may serve their full 3 year term. The Board considers that this inconsistency should be remedied.

The proposed alterations to the Company's Constitution will have the effect that Directors will only be required to retire at

the third annual general meeting since they were last elected or re-elected. This will be subject to the requirement (contained in the Listing Rules and which will be reflected in the amended Constitution) that there is always at least one Director who faces election or re-election each year. As a result, it is still possible that in some instances a Director may be required to retire after only 2 years. However, such a situation is less likely under the proposed amendments to the Constitution than under the Constitution as presently drafted.

RESOLUTION 5: ALTERATIONS TO THE CONSTITUTION - ELECTRONIC COMMUNICATIONS

The Company proposes to alter various of the Rules in the Company's Constitution in the manner set out in Part B of the Appendix to this Notice of Meeting. The purpose of these alterations is to permit the Company to communicate with its shareholders electronically and to allow for the lodgment of proxies electronically.

A copy of the Company's Constitution incorporating these proposed alterations (and the proposed alterations the subject of Resolution 4) is available for inspection during business hours at the Company's registered office.

On 1 July 2004, amendments were made to the Corporations Act to permit electronic communications between a company and its shareholders. In particular, provisions were introduced into the Corporations Act to allow for shareholders to:

- receive notices of meeting and annual reports electronically, such as by email; and
- lodge proxy forms for general meetings electronically.

Although the *Corporations Act* now permits such electronic communication, the Company's Constitution does not currently allow the Company to communicate electronically with its shareholders. In particular, the Company's Constitution does not allow the Company to send notices of meeting or annual reports other than in hard copy or by facsimile, and does not permit the lodgment of proxies electronically.

With the increased use in the community of electronic communication, the Company proposes to alter the Company's Constitution to allow for electronic communications with its shareholders where the shareholder elects to receive those communications electronically. It is important to note that the proposed alterations to the Company's Constitution will not oblige shareholders to receive communications from the Company electronically. In the absence of a request by a shareholder to receive communications electronically, that shareholder will continue to receive communications from the Company in hard-copy in accordance with the Company's existing practices.

In addition, the Company proposes to alter the Company's Constitution to allow for the lodgment of proxies electronically. It is important to note that the proposed alterations to the Company's Constitution will not oblige shareholders who wish to appoint a proxy to do so electronically. Shareholders will continue to be able to appoint a proxy by completing a hard-copy proxy form and lodging it in accordance with the Company's existing practices.

APPENDIX - PROPOSED ALTERATIONS TO THE CONSTITUTION

Part A

1. Delete the words "but is not to be taken into account in determining the number of Directors who are to retire by rotation at the meeting" from Rule 87.
2. Delete the words "or rotation of Directors" from Rule 96(f).
3. Delete Rule 97(2).
4. Delete Rule 99(a) and Rule 99(b) and replace them with the following:

"Retirement of Directors

(a) A Director (other than any Managing Director) may not hold office for a continuous period in excess of three years or past the third annual general meeting following the Director's last election or re-election to the Board, whichever is the longer, without submitting for re-election. If no Director would otherwise be required (by this Rule 99 or Rule 87) to submit for re-election but the Listing Rules require that an election of Directors be held, the Director to retire at the annual general meeting is the Director (other than any Managing Director) who has been longest in office since their last election, but, as between persons who became Directors on the same day, the one to retire is (unless they otherwise agree among themselves) determined by lot.

Time of retirement

(b) Any Director who retires (whether under this Rule 99 or otherwise) at a general meeting and seeks re-election at the meeting retains office until the dissolution or adjournment of the meeting at which the Director retires.".

5. Delete Rule 101 and replace it with the following:
"A Managing Director is not required to submit for re-election pursuant to Rule 99 while continuing to hold the office of Director, but is subject to the same provisions as to vacation of office under Rule 97 and removal as the other Directors of the Company. A Managing Director ceases to be a Managing Director if the Managing Director ceases to hold office as a Director.".

Part B

1. Delete the word "and" at the end of Rule 64(a)(iii).
2. Insert the words "subject to paragraph (c)," after the words "on a poll," in Rule 64(b).
3. Delete the full stop at the end of Rule 64(b)(ii) and replace it with "; and".
4. Insert the following as Rule 64(c):
"(c) where the Board has approved, consistently with applicable law, other means (including electronic) for the casting and recording of votes by shareholders on any resolution to be put to a general meeting, every shareholder having the right to vote on the resolution:
(i) has one vote for each fully paid share held; and
(ii) for each other share held, has a vote in respect of the share which carries the same proportionate value as the proportion of the amount paid up or agreed to be considered as paid up on the total issue price of that share at the time the vote is taken bears to the total issue price of the share.".
5. Insert the following after the fifth sentence of Rule 66:
"Where a notice of meeting provides for electronic lodgement of proxies, a proxy lodged at the electronic address specified in the notice is taken to have been received at the Office and validated by the shareholder if there is compliance with the requirements set out in the notice.".
6. Delete the first sentence of Rule 69 and replace it with the following:
"An instrument appointing a proxy is valid if it is in a form (including electronic) which the Board may prescribe or accept.".
7. Delete the words "duly signed proxy" in the fourth sentence of Rule 69 and replace them with "instrument appointing a proxy".
8. Insert the following words at the end of the first sentence of Rule 138:
"or by transmitting it electronically to the electronic mail address given by the shareholder to the Company for the purpose of giving notice".
9. Insert the words "or electronic mail" at the end of the last sentence of Rule 138.
10. Delete the words "or printed" at the end of Rule 141 and replacing them with ", printed or (to the extent permitted by applicable law) electronic".

CSL Limited
ABN 99 051 588 348
45 Poplar Road Parkville Victoria 3052 Australia
Telephone: +61 3 9389 1911 Facsimile: +61 3 9387 8454

CSL

CSL Limited
ABN 99 051 588 348

Mark this box with an 'X' if you have made any changes to your name or address details (see reverse of this form) ☐

Proxy Form

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia

Enquiries (within Australia) 1800 646 882
(outside Australia) 61 3 9415 4000
Facsimile 61 3 9473 2555
www.computershare.com

Appointment of Proxy

I/We being a member/s of CSL Limited and entitled to attend and vote hereby appoint

☐ the Chairman of the Meeting (mark with an 'X') OR ____ Write here the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of CSL Limited to be held at the Function Centre, National Tennis Centre, Melbourne Park, Batman Avenue, Melbourne on Thursday 14 October 2004 at 10:00am and at any adjournment of that meeting.

☐ **IMPORTANT: FOR ITEM 3 BELOW**
If the Chairman of the Meeting is your nominated proxy, or may be appointed by default, and you have not directed your proxy how to vote on Item 3 below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of that Item and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote on Item 3, the Chairman of the Meeting will not cast your votes on that Item and your votes will not be counted in computing the required majority if a poll is called on that Item. The Chairman of the Meeting intends to vote undirected proxies in favour of Item 3.

Voting directions to your proxy – please mark ☒ to indicate your directions

		For	Against	Abstain*
Item 2a	To elect Mr John Akehurst as a Director	☐	☐	☐
Item 2b	To elect Mr Maurice A Renshaw as a Director	☐	☐	☐
Item 2c	To re-elect Miss Elizabeth A Alexander as a Director	☐	☐	☐
Item 2d	To re-elect Mr Antoni Cipa as a Director	☐	☐	☐
Item 3	To approve the Remuneration of Directors	☐	☐	☐
Item 4	To approve the Alterations to the Constitution regarding Retirement of Directors by Rotation	☐	☐	☐
Item 5	To approve the Alterations to the Constitution regarding Electronic Communications	☐	☐	☐

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll, or if your votes entitlement cannot be voted by the Chairman of the Meeting, your votes will not be counted in computing the required majority on a poll.

Appointing a second Proxy

I/We wish to appoint a second proxy

☐ Mark with an 'X' if you wish to appoint a second proxy AND ____ % OR ____ State the percentage of your voting rights or the number of securities for this Proxy Form.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Individual/Sole Director and Sole Company Director	Director	Director/Company Secretary

Contact Name ____ Contact Daytime Telephone ____ Date ___ / ___ / ___

HOW TO COMPLETE THE PROXY FORM

1 Your Name and Address

This is your address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two persons as proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) indicate that you wish to appoint a second proxy by marking the box.

(b) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded

(c) return both forms together in the same envelope.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the securityholders should sign
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of the corporation is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 48 hours before the commencement of the meeting - ie, by 10.00am on Tuesday 12 October 2004. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged using the reply paid envelope or:

– by posting, delivery or facsimile to CSL Limited share registry at the address opposite, or

– by delivering to the Registered office of CSL Limited
45 Poplar Road,
Parkville Victoria 3052

CSL Limited share registry
Computershare Investor Services Pty Limited
GPO Box 242
Melbourne Victoria 3001
Australia
Facsimile 61 3 9473 2555

Chairman's Address & Managing Director's Presentation, October 14, 2004

14 October 2004

The Company Announcements Office
Australian Stock Exchange Limited
530 Collins St
MELBOURNE VIC 3000

Dear Sir/Madam

CHAIRMAN'S ADDRESS AND MANAGING DIRECTOR'S PRESENTATION

Please find attached copies of the Chairman's Address and Managing Director's presentation slides to be presented at CSL's Annual General Meeting which commences at 10.00 a.m. today.

Yours faithfully

Peter Turvey
COMPANY SECRETARY

Phone: +61 3 9389 1911 CSL Limited (ABN 99 051 588 348) Fax: +61 3 9387 8454
45 Poplar Road Parkville Victoria 3052 Australia

CSL LIMITED
CHAIRMAN'S ADDRESS ANNUAL GENERAL MEETING
14 OCTOBER 2004

"This has been a milestone year for CSL with a major acquisition that has considerably strengthened our global plasma therapeutics business and positioned the company for substantial and profitable future growth.

"In March 2004, CSL acquired Aventis Behring, which we merged with ZLB Bioplasma to form ZLB Behring. Funding for this acquisition included $438 million equity raised through institutional shareholders and $111 million from our retail shareholders at $15.70 per share representing approximately 35,000,000 shares. Substantial progress has already been made integrating business operations under the banner of ZLB Behring, and we expect further synergies and cost savings to be realized.

"The other significant event during the year was the successful sale of CSL's Animal Health business to Pfizer Inc., which delivered net proceeds of $161.6 million against a book value of $59.3 million delivering $75 million net profit after tax.

"CSL Group sales revenue of $1.65 billion included a strong performance from JRH Biosciences and a solid $581.8 million from ZLB Behring in its first three months of operation.

"Group net profit after tax was $219.6 million which included the profit from the sale of our Animal Health business and a financial benefit from the selling of inventory acquired with the purchase of Aventis Behring.

"The Managing Director will present a more detailed overview of the Company's operations shortly.

HUMAN HEALTH

"Let me first comment on our business units starting with our Human Health businesses which includes the operations of ZLB Behring, CSL Bioplasma, CSL Pharmaceutical, and our globally integrated New Product Development activities.

"CSL's acquisition of Aventis Behring and its merging with ZLB Bioplasma to form ZLB Behring created a business with an enhanced competitive position in plasma therapies, combining strengths in immune deficiency, critical care and the treatment of haemophilia.

"Plasma therapeutics manufactured by ZLB Behring include:

- Coagulation therapies to treat bleeding disorders such as haemophilia;
- Critical care products for treatment of shock in trauma, sepsis, severe burns and cardiac surgery;
- Immunoglobulins to treat infections and autoimmune diseases, and to prevent haemolytic disease in the newborn;

- Wound treatment therapies used to minimise blood loss; and
- Treatment for pulmonary disease.

"Based at King of Prussia in Pennsylvania, ZLB Behring is one of the world's leading manufacturers of plasma therapeutics with substantial markets in the US, Europe and Japan. ZLB Behring operates regional sales offices throughout the world and manufacturing plants in the US, Switzerland and Germany.

"ZLB Behring is well positioned to develop its global business in plasma therapeutics through a growing portfolio of high quality products and a continuing focus on the needs of customers.

"ZLB Plasma Services, now part of ZLB Behring, is one of the largest collectors of human blood plasma in the world with operations in the US and Europe. This business sources all commercial plasma for ZLB Behring through both plasma collection and commercial purchases, and is also a major supplier of plasma to the global fractionation industry.

"ZLB Plasma Services now operates 65 plasma collection centres across the US, as well as the industry's largest testing laboratory in Tennessee, a logistics centre in Indiana and its corporate offices at Boca Raton, Florida. In Germany, ZLB operates eight plasma collection centres, a high volume testing laboratory in Gottingen, and a logistics centre in Marburg.

"CSL Bioplasma's 6% growth in sales revenue this year to $177.6 million has been underpinned by demand for products in key markets.

"Negotiations are progressing well with the National Blood Authority for a new Plasma Products Agreement and we are confident that CSL Bioplasma will continue to provide ongoing specialised plasma products and other value-added services to the National Blood Authority in collaboration with the Australian Red Cross Blood Service. As a result of new management arrangements introduced in July 2003, the National Blood Authority now represents all governments in Australia on matters associated with the demand and supply planning for blood and plasma products.

"At the same time, CSL Bioplasma continues to strengthen relationships with blood services in the Asia Pacific region by bringing together the Asian commercial activities of ZLB Behring excluding Japan, with the regional operations of CSL Bioplasma. This business is now positioned to become the leading provider of plasma therapeutic products across the Asia Pacific region. The combined strengths of CSL Bioplasma and ZLB Behring in Asia Pacific will facilitate delivery of a broader range of plasma therapeutics, customised plasma fractionation, and a stronger focus on customer service and support through direct presence in many key markets including a growing market presence in China.

"CSL Pharmaceutical sales revenue was down 13% to $212.0 million this year, largely as a result of continuing to phase out low margin distribution activities.

"In June 2004, the Federal Government announced plans for free vaccination against pneumococcal infection for people aged over 65. Due to commence in January 2005, this program will lead to increased sales of Pneumovax 23, a product distributed in Australia by CSL on behalf of Merck & Co. Inc.

"CSL has entered into another long-term agreement with UNICEF to produce and supply children's vaccines for immunisation programs being carried out in developing countries. Vaccines manufactured by CSL are used to protect children against diphtheria, whooping cough and other serious diseases.

"CSL's Fluvax® influenza vaccine sales continue to come from broadening vaccine uptake in Australia and international market growth. In Australia, CSL is a leading supplier of influenza vaccine for the Federal Government immunisation program targeting people over 65, and also for corporate and private market sectors.

"Influenza vaccine research and manufacturing facilities at Parkville in Melbourne are being expanded to ensure sufficient capacity to satisfy the requirements of customers for the foreseeable future. These new facilities will be completed in time for the next influenza season in Australia and will comply with international manufacturing standards.

"New Product Development investment remains focussed on candidate products arising from CSL's core technologies in plasma fractionation, vaccinology, recombinant proteins and our ISCOMATRIX® adjuvant.

"Phase III clinical trials of the human papillomavirus vaccine currently being undertaken by our exclusive licensee Merck & Co. Inc. are progressing and it is anticipated that filing for a product licence with the US FDA will take place in the second half of 2005. CSL has already obtained an issued US patent that will secure royalty revenue from sales of Merck HPV vaccine and additional patent filings are in place. This product has the potential to make a strong contribution to public health by preventing types of cervical cancer and genital warts.

"During the year, we entered into a collaboration with Chiron Corporation to develop an immunotherapeutic vaccine for treatment of hepatitis C infection. Chiron's proprietary antigens will be combined with CSL's ISCOMATRIX® adjuvant technology for significant product development work and clinical trials.

"Now that Aventis Behring and ZLB Bioplasma have been combined to form ZLB Behring, associated global R&D activities are also being integrated and closely aligned with the requirements of manufacturing operations in the US, Germany, Switzerland and Australia.

"CSL's Group Headquarters in Melbourne will continue to coordinate global R&D operations with a focus on plasma-derived and biotech new product development programs to drive future growth.

JRH Biosciences

"JRH Biosciences has maintained its performance of strong growth with sales revenue increasing 14% to $192.5 million. Growth in all product lines and enhancements to key facilities strengthened JRH's international position as a leading supplier of media for the biopharmaceutical industry.

"Maintaining the high standard of facilities around the world enables JRH to capitalise on developing biopharmaceutical opportunities. During the year, JRH completed a significant upgrade of the liquid media plant in the United Kingdom. This manufacturing capacity upgrade combined with UK-based technical service and support for customers enables JRH to further develop involvement in European clinical trials - and to enhance access to this significant market.

"In the US, two important projects are well under way at JRH headquarters in Kansas. Dry powder media production capacity is being expanded to meet increasing demand, and the laboratories are being extended and upgraded.

DIVIDEND

"Expressing confidence in the future performance of the Company, the Board has declared a final dividend of 26 cents per share, fully franked, bringing the total dividend for the year to 38 cents per share.

"Our total dividend payment for the year represents a pay out ratio of 34% based on earnings per share after tax before goodwill amortisation.

"Your final dividend cheques were mailed to you on 8th October, unless you have elected to participate in the Company's Dividend Reinvestment Plan in which case you should receive advice of your new share allocation this week.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

"Shareholders will have noted in our Annual Report that with the proposed adoption of the International Financial Reporting Standards on and after 1 January, 2005, CSL has established a formal IFRS Steering Committee to plan and manage the convergence to International Financial Reporting Standards, monitor the developments in those standards and ensure that it is prepared to report under IFRS for the first time for the half year ended 31 December, 2005.

This Steering Committee includes senior members of management and is monitored by the Group Finance Director who reports to the Audit and Risk Management Committee of the Board on progress towards transition. As part of this project, the Steering Committee has set up seven specific project teams, each responsible for evaluating the impact of a specific group of accounting changes associated with the transition to international financial reporting standards. The impact analysis, design and planning phases of the project have been largely completed and work has begun on the implementation phases.

"Whilst CSL has not fully quantified the impact of these new standards on the financial statements, we do not believe that it will have a material effect on shareholder value or forecast earnings.

"The key areas where accounting policies will change and may have an impact on the financial statements of the CSL Group are goodwill, employee benefits, share based payments, income taxes, government grants and hedging and financial instruments. In respect to goodwill amortisation in particular, we already have detailed processes in cash flow models that are used to test the recoverable value of goodwill, other intangible assets and fixed assets. These have been tailored to address the requirements of the International Financial Reporting Standards impairment tests.

"I would also like to address some questions raised with the company by the Australian Shareholders' Association relating to the company's external audit costs and independence, given the magnitude of the non-audit fees paid to the auditor as disclosed in the financial statements.

"The non-audit fees disclosed relate predominantly to financial due diligence activities undertaken by our external auditors during the acquisition of Aventis-Behring. These services were of a fact finding nature and were not of a strategic nature. The company believes that these types of fact finding services are best provided by our external auditors due to their intimate knowledge of our accounting policies and procedures and as they are not providing any strategic input, there is no danger of erosion of audit independence.

"In respect to the increase in audit remuneration for the 2002-2003 financial year, there are two major changes that have a bearing:

- Firstly, the complex accounting related to various activities that occurred during the year. This included the divestment of the Animal Health business and the acquisition of the Aventis Behring businesses. The latter increased the audit scope from a handful of subsidiaries to an additional 20 spread across the globe, of which three were material audit units and the balance required detailed procedures due to local statutory audit requirements.
- Secondly, the change in size of CSL's business year-on-year. CSL's revenues in 2002-2003 were $1.3b with NPAT (pre-goodwill) of $113m and net assets of $2.2b. In contrast, CSL's revenues in 2003-2004 were $1.8b with NPAT (pre-goodwill) of $262m and net assets of $3.9b. This increase includes only three month trading by the newly acquired entities and reflects the increase in size of the CSL Group.

"Our external auditor, Mr Ivan Wingreen, will be addressing you later in the meeting and will address the steps he has taken to examine the reported values of intangible assets.

"The Australian Shareholders' Association has requested further information in relation to growth in the Company's profit. In particular the impact of the discount on acquisition of Aventis Behring and the resultant tax implications.

"I will be the first to acknowledge that this year's results are complex and unusual and we have tried to address this issue through much fuller disclosure than is required by the accounting standards.

"This has been a year of transformation for CSL. The acquisition of Aventis Behring was made at a steep discount of $295m to book value which is a rare event in Australia and a credit to the management team.

INVENTORY

"For accounting purposes, $205m of the discount on acquisition is allocated to inventory and $90m is allocated to plant and equipment. As inventory is sold, the company benefits as the discount is progressively released to the profit and loss account. By applying the discount in this manner, it ultimately reflects the true trading margin of that inventory. As such, the discount will continue into the 2004-2005 and 2005-2006 financial years and be progressively replaced by more cost-effective manufacturing processes.

"For fiscal 2004 this benefit amounted to $68.3m and the balance will be released over the next two financial years.

TAX

"Turning to tax, the Company does anticipate that the short term rate will be lower than the normal "ongoing rate" as the determinants of the effective tax rate of 14% for the 2003-2004 financial year will continue into future years.

"These determinants include the multiple tax jurisdictions that CSL businesses operate which create a variety of treatments for tax. In particular, whilst only $25m of the restructuring provision was spent, a significant amount more was tax deductible in the three months under the local tax rules in the tax jurisdictions where these provisions relate.

"Looking forward, we expect an effective tax rate in the range of 15% to 20% for the 2004-2005 year.

OUTLOOK

In respect to the results for the first quarter of this financial year, I am pleased to be able to advise that the Company's performance remains consistent with our expectations.

Looking forward, we expect the Company's financial performance to be at the upper end of our previous guidance for 2004-2005 which was for a net profit after tax in the region of $250m to $270m, subject to currency fluctuations and material price movements, for our core products. Excluding the benefit from the sale of our Animal Health business, this result would provide profit growth of more than 80% year-on-year.

CSL BOARD

"In respect to matters affecting the Board, I and the Board were pleased to be able to announce the appointment of Mr John Akehurst and Mr Maurice Renshaw as Directors who are both offering themselves for election at this meeting. Both candidates offer outstanding credentials and I am personally delighted to be able to recommend their election to you.

OUR THANKS TO MANAGEMENT AND STAFF

"Finally, changes on the scale that have occurred during the past 12 months have had a major impact on many people involved in both the acquisition of Aventis Behring and the sale of the Company's Animal Health Business. These changes could not have been implemented had it not involved the commitment and professionalism that has been demonstrated by all our employees.

"The CSL Board would like to therefore take this opportunity to thank both our management and employees for their ongoing commitment to the implementation of our strategies that will position us well for future growth."




Annual General Meeting




Highlights

- Record Result - Strong Balance Sheet
  - NPAT up 212%
  - Cash flow up 79%
  - EPS $1.23
  - Net Debt / Net Debt & Equity 26%
- Acquisition of Aventis Behring
  - Integration on track
  - ~ 70% of milestones complete
- Sale of Animal Health
- HPV - Phase III
  - Progressing with FDA filing targetted for 2H05
- IVIG
  - Liquid IVIG - EU national registration
  - Subcutaneous - EU national registration

Financial Performance

	Reported A$M	Chg	FX Adj A$M	Chg
Revenues	1,836	40%	1,984	+51%
EBITDA	399	56%	445	+75%
EBIT	269	99%	303	+124%
NPAT (Pre G/W)	262	132%	293	+160%
CFO	207	79%	217	+89%
DPS Cents	38	12%		

Growth



$M
Sales
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
1999
2000
2001
2002
2003
2004



$M
Net Profit After Tax
(pre G/Will)
Animal Health
300
250
200
150
100
50
0
1999
2000
2001
2002
2003
2004



$M
EBITA
350
300
250
200
150
100
50
0
1999
2000
2001
2002
2003
2004



$M
R&D Spend
120
100
80
60
40
20
0
1999
2000
2001
2002
2003
2004

Plasma Therapeutics Industry

Strategy

- Broad Product Portfolio & Continuing Innovation
- Low Cost High Yield Manufacturing
- Balancing Cash flow & Market Demands
- Maximising Profitable Litres
- Global Marketing Reach

Global Market Share*


ZLB Behring 21%
CSL 2%

- Approx. 23% share of $US7bn industry
- Approx. 25% share of $US5.1bn plasma products

* Management estimates

ZLB Behring - Integration On Track



~ 70% of Integration milestones completed
number of milestones
800
700
600
500
400
300
200
100
0
• Marburg social plan signed by works council
• Commercial Operations consolidated
• Vienna shut down, social plan signed by works council
• King of Prussia HQ restructuring complete, Glendale office closed
• Plasma centres closed, testing transferred to Knoxville lab
• Kankakee restructuring complete
April 2004
June 2005

ZLB Behring Pro-forma 2004/2005 Sales Split

Per Therapeutic Category

In percent of total sales



rFVIII
Pd Coagulation
Immunology
Critical Care
Wound Healing
Other
19%
24%
31%
18%
6%
2%

Per Region

In percent of total sales



North America
Western Europe
Central Europe
Japan
Intercontinental
37%
20%
21%
11%
11%

Broad portfolio of products - Global Sales Reach

Operational Centres of Excellence



Bern
Kankakee
Marburg
Plasma
Fractionation
Production
Filling/
Packaging
Main
products
FV
Cryo
F II+III
IVIG
Albumin
Anti-D
Haemophilia
(F IX)
A1PI
Hyper-
immunes/
SCIG
Haemo-
philia
Critical Care
Wound Healing
Centre of Excellence

Total US Plasma Collection Centres



450
400
350
300
250
200
Jun 03
Sep 03
Dec 03
Mar 04
Jun 04
25%

ZLBB – Market Conditions

Core Products

- pdFVIII
  - Industry managing ongoing transition to recombinants
  - Growing volume of pdFVIII sold into 2nd tier markets
  - VWF demand growing (Humate P)
- IVIG
  - Prices have been stable with upward pressure going forward
  - Currently experiencing solid demand
- Albumin
  - Prices stable after period of weakness
  - Inventory oversupply reducing

Key R&D Pipeline

Registration	vWD* (Humate P improved formulation) Immunodeficiency (subcutaneously delivered IgG) ITP* (Anti D immunoglobulin) GBS* - USA (IVIG)
Phase III	Immunodeficiency: 12% liquid IVIG (USA) Immunodeficiency and ITP*: Chromatographic Liquid IVIG
Phase I/II	Stroke: reconstituted High Density Lipoprotein Hepatitis C Vaccine - Chiron Collaboration

*vWD: von Willebrand's Disease
*ITP: Immune Thrombocytopenia
*GBS: Guillian Barré Syndrome

Strategic Direction

- Increased focus on Human Health
- Global Scale
- Innovation
- Financial Discipline
- Great People, Core Values




Annual General Meeting




SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Application for Reinstatement to List of Companies

Claiming the Exemption Pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934, as amended

CSL LIMITED

(SEC File No. 82-03785)

APPENDIX B

VOLUME II of VI

Results of Annual General Meeting, October 14, 2004

14th October 2004

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Annual General Meeting
CSL Limited

As required by section 251AA(2) of the Corporations Act the following statistics are provided in respect to each motion on the agenda. In respect to each motion the total number of votes exercisable by all validly appointed proxies was:

To elect Mr John Akehurst as a Director

❑	Votes where the proxy directed to vote 'for' the motion	96,947,979
❑	Votes where the proxy was directed to vote 'against' the motion	215,290
❑	Votes where the proxy may exercise a discretion how to vote	5,642,484

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 158,763

The results of voting on each motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

To elect Mr Maurice A Renshaw as a Director

❑	Votes where the proxy directed to vote 'for' the motion	97,012,270
❑	Votes where the proxy was directed to vote 'against' the motion	169,010
❑	Votes where the proxy may exercise a discretion how to vote	5,633,989

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 149,747

Phone: +61 3 9389 1911 CSL Limited (ABN 99 051 588 348) Fax: +61 3 9387 8454
45 Poplar Road, Parkville Victoria 3052 Australia

The results of voting on each motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

To re-elect Miss Elizabeth A Alexander as a Director

❑	Votes where the proxy directed to vote 'for' the motion	95,223,354
❑	Votes where the proxy was directed to vote 'against' the motion	1,127,768
❑	Votes where the proxy may exercise a discretion how to vote	5,634,911

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 978,983

The results of voting on each motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

To re-elect Mr Antoni Cipa as a Director

❑	Votes where the proxy directed to vote 'for' the motion	96,187,472
❑	Votes where the proxy was directed to vote 'against' the motion	592,042
❑	Votes where the proxy may exercise a discretion how to vote	5,638,931

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 543,298

The results of voting on each motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

To approve the Remuneration of Directors

❑	Votes where the proxy directed to vote 'for' the motion	93,974,858
❑	Votes where the proxy was directed to vote 'against' the motion	3,255,874
❑	Votes where the proxy may exercise a discretion how to vote	4,535,814

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 250,044

The results of voting on each motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

To approve the Alterations to the Constitution regarding Retirement of Directors by Rotation

The motion was withdrawn.

To approve the Alterations to the Constitution regarding Electronic Communications

❑	Votes where the proxy directed to vote 'for' the motion	96,586,293
❑	Votes where the proxy was directed to vote 'against' the motion	160,754
❑	Votes where the proxy may exercise a discretion how to vote	5,650,544

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 545,497

The results of voting on each motion is as follows:

The motion was carried on a show of hands as a special resolution.

Dated this 14th day of October 2004

Peter Turvey
COMPANY SECRETARY

CSL Limited's Constitution, October 15, 2004

CSL

15 October 2004

The Company Announcements Office
Australian Stock Exchange Limited
530 Collins Street
MELBOURNE VIC 3000

Dear Sir/Madam

CSL LIMITED'S CONSTITUTION

In accordance with ASX Listing Rule 15.2, attached is a copy of the Constitution of CSL Limited which incorporates the amendments approved by shareholders at the Company's Annual General Meeting held on 14 October 2004.

Yours faithfully

Peter Turvey
COMPANY SECRETARY

Phone: +61 3 9389 1911 CSL Limited (ABN 99 051 588 348) Fax: +61 3 9387 8454
45 Poplar Road, Parkville Victoria 3052 Australia

CONSTITUTION

OF

CSL LIMITED

[ACN 051 588 348]

PRELIMINARY

1. The name of the Company is CSL Limited.

2. The Company is a public company limited by shares.

3. The replaceable rules in the Corporations Law are excluded.

INTERPRETATION

Interpretation

4. (1) In this Constitution unless it is inconsistent with the subject or context in which it is used:

"Australian body corporate" means (subject to Rule 4(2)) a body corporate that:

(a) is incorporated by or under a law of the Commonwealth or of a State or Territory; and

(b) is substantially owned and, in the opinion of the Board, effectively controlled by persons who are:

(i) Australian individuals; or

(ii) Australian government bodies; or

(iii) bodies corporate that have been determined to be Australian bodies corporate under a previous application of this definition; or

(iv) Australian fund managers;

"Australian citizen" has the same meaning as in the *Australian Citizenship Act 1948*;

"Australian fund manager" means the trustee or manager of a fund in which the total interests of Australian individuals, Australian government bodies and Australian bodies corporate represent at least 60% of the total interests in the fund;

"Australian government body" means:

(a) the Commonwealth, a State or a Territory; or

(b) a Commonwealth, State or Territory authority; or

(c) a local government body (whether incorporated or not) formed by or under a law of a State or a Territory; or

(d) a person who is a nominee of a body mentioned in paragraph (a), (b) or (c);

"Australian individual" means an individual who is:

(a) an Australian citizen; or

(b) ordinarily resident in Australia as determined under the *Foreign Acquisitions and Takeovers Act 1975*;

"Australian person" means:

(a) an Australian individual; or

(b) an Australian government body; or

(c) an Australian body corporate; or

(d) an Australian fund manager;

"the Board" means the Directors for the time being of the Company or those of them that are present at a meeting at which there is a quorum;

"business day" means a day upon which the Home Branch is open for trading;

"call" includes any instalment of a call and any amount due on the issue of any share;

"Chair" includes an Acting Chair under Rule 56;

"Committee" means a Committee to which powers have been delegated by the Board pursuant to Rule 108;

"Constitution" means this Constitution as amended from time to time;

"the Company" means CSL Limited;

"Director" means a person appointed or elected from time to time to the office of Director of the Company in accordance with this Constitution and includes any alternate Director duly acting as a Director;

"foreign-held voting shares" means:

(a) voting shares that are acknowledged in writing by the registered owner of those shares to be shares in which a foreign person has a relevant interest; or

(b) voting shares that the Board have, after reasonable inquiries, declared to be shares in which a foreign person has a relevant interest;

"**foreign person**" means a person who is not an Australian person;

"**Group**" means the Company and its subsidiaries;

"**Head Office**" means the place of business of the Company where central management and control are exercised;

"**Home Branch**" means Australian Stock Exchange Limited, Melbourne, or any other securities exchange or body as is from time to time notified to the Company by Australian Stock Exchange Limited as being the Home Branch;

"**Law**" means the Corporations Law as defined by Section 14(2) of the *Corporations Act 1989* and includes a reference to the Corporations Regulations;

"**the Listing Rules**" means the Listing Rules of Australian Stock Exchange Limited;

"**Market Transfer**" means a transfer of shares in the Company where the transfer is pursuant to a transaction entered into on the stock market operated by Australian Stock Exchange Limited and includes a "proper SCH transfer" as defined in the Law;

"**Minister**" means the Minister for Health or any Minister acting in that portfolio, or any Minister administering the Department of Health, Housing, Local Government and Community Services, or any Minister of a Department that replaces the Department of Health, Housing, Local Government and Community Services and who is responsible for administering the *Commonwealth Serum Laboratories Act 1961*;

"**Office**" means the registered office from time to time of the Company;

"**person**" and words importing persons include partnerships, associations and corporations, unincorporated and incorporated by Ordinance, Act of Parliament or registration as well as individuals;

"**Register**" means the register of shareholders of the Company and includes a branch register of shareholders established pursuant to Rule 119;

"**registered address**" means the address of a shareholder specified on a transfer or any other address of which the shareholder notifies the Company as a place at which the shareholder will accept service of notices;

"**registered owner**", in relation to a share, means the person who appears in the Register as the holder of the shares;

"**relevant interest**" has the same meaning as in Division 5 of Part 1.2 of the Law as if Section 33 of the Law were disregarded;

"**Required Information**" means information as to whether the person providing it holds a relevant interest in shares in the Company held or proposed to be acquired by that person, details of any other persons who hold relevant interests in those shares, and whether any of those persons is a foreign person;

"**retiring Director**" means a Director who is required to retire under Rule 99(a) and a Director who ceases to hold office pursuant to Rule 97;

"**Rules**" means the Rules of this Constitution as amended from time to time;

"**Seal**" means the common seal from time to time of the Company;

"**Secretary**" means a person appointed as Secretary of the Company and includes any person appointed to perform the duties of Secretary;

"**securities**" includes shares, rights to shares, options to acquire shares and other securities with rights of conversion to equity and debentures, debenture stock, notes and other obligations of the company;

"**share**", in relation to a body corporate, means a share in the body corporate's share capital;

"shareholder" means a shareholder of the Company in accordance with the Law, and includes a significant foreign shareholder;

"shareholders present" means shareholders present at a general meeting of the Company in person or by duly appointed representative, proxy or attorney;

"significant foreign shareholder" means a foreign person who has a relevant interest in at least 5% of the voting shares of the Company;

"significant foreign shareholding" means a holding of voting shares in which a foreign person has a relevant interest if the foreign person has relevant interests in at least 5% of all voting shares issued by the Company;

"voting share" has the same meaning as in the Law;

"writing" and **"written"** includes printing, typing, lithography and other modes of reproducing words in a visible form;

words and phrases which are given a special meaning by the Law have the same meaning in this Constitution;

words in the singular include the plural and vice versa; and

words importing a gender include each other gender.

(2) For the purposes of the definition of Australian body corporate, the question of whether a body corporate is substantially owned and in the opinion of the Board is effectively controlled by the persons of the kind referred to in paragraph (b) of that definition is to be determined in accordance with sub-sections 19B (2)-(7) of the *Commonwealth Serum Laboratories Act 1961*.

(3) A reference to the Law or any other statute or regulations is to be read as though the words "as modified or substituted from time to time" were added to the reference.

(4) A reference to the Listing Rules is to the Listing Rules in force from time to time in relation to the Company after taking into account any

waiver or exemption which is in force either generally or in relation to the Company.

(5) The headings do not affect the construction of this Constitution.

5. **Location of Head Office**

The Head Office of the Company shall at all times be located in Australia.

6. **Location of Principal Facilities**

The Board shall ensure that the principal facilities of the Company and of any subsidiary of the Company that are used to produce products derived from human plasma collected from blood or plasma donated by individuals in Australia are at all times located in Australia.

7. **Place of Incorporation**

The Company's place of incorporation is the Australian Capital Territory and the Company shall not take any action at any time to become incorporated outside Australia.

SHARES

Issue of shares with special rights

8. Without prejudice to any special rights conferred on the holders of any shares and subject to the Listing Rules, any share in the capital of the Company may be issued with preferred, deferred or other special rights, obligations or restrictions, whether in regard to dividends, voting, return of share capital, payment of calls or otherwise, as the Board may from time to time determine.

Preference shares

9. If the Company at any time proposes to create and issue any preference shares:

(a) the preference shares may be issued on the terms that they are, or at the option of the Company are liable, to be redeemed whether out of profits or otherwise in accordance with the Law;

(b) the preference shares confer on the holders the right to convert the preference shares into ordinary shares if and on the basis the Board determines at the time of issue of the preference shares;

(c) (i) the preference shares confer on the holders a right to receive out of the profits of the Company available for dividend a preferential dividend at the rate (which may be subject to an index) and on the basis determined by the Board at the time of issue of the preference shares;

(ii) in addition to the preferential dividend, the preference shares may participate with the ordinary shares in dividends declared by the Board from time to time if and to the extent the Board determines at the time of issue of the preference shares; and

(iii) the preferential dividend may be cumulative if and to the extent the Board determines at the time of issue of the preference shares;

(d) the preference shares are to confer on the holders:

(i) the right on redemption and in a winding up to payment in cash in priority to any other class of shares of:

(A) the amount paid or agreed to be considered as paid on each of the preference shares; and

(B) the amount (if any) equal to the aggregate of any dividend accrued (whether declared or not) but unpaid and of any arrears of dividends; and

(ii) the right, in priority to any payment of dividend on any other class of shares, to the preferential dividend;

(e) the preference shares do not confer on the holders any further rights to participate in assets or profits of the Company;

(f) the holders of the preference shares have the same rights as the holders of ordinary shares to receive notices, reports, profit and loss accounts and balance sheets and to attend and be heard at all general meetings, but are not to have the right to vote at general meetings except as follows:

(i) on any question considered at a general meeting if, at the date of the meeting, the dividend on the preference shares is in arrears;

(ii) at a general meeting upon a proposal:

(A) to reduce the share capital of the Company;

(B) that affects rights attached to the preference shares;

(C) to wind up the Company;

(D) for the disposal of the whole of the property, business and undertaking of the Company;

(iii) at a general meeting on a resolution to approve the terms of a buy-back agreement; and

(iv) on any question considered at a general meeting held during the winding up of the Company.

(g) the Company may issue further preference shares ranking pari passu in all respects with (but not in priority to) other preference shares already issued and the rights of the issued preference shares are not to be deemed to have been varied by the further issue.

Shares at the disposal of the Board

10. Except as provided by this Constitution to the contrary, all unissued shares are under the control of the Board which may grant options on the shares, issue option certificates in respect of the shares, allot or otherwise dispose of the shares on the terms and conditions and for the consideration it thinks fit.

Directors may participate

11. Any Director or any person who is an associate of a Director for the purposes of the Listing Rules may participate in any issue by the Company of securities unless the Director is precluded from participating by the Listing Rules.

Surrender of shares

12. In its discretion, the Board may accept a surrender of shares by way of compromise of any question as to whether or not those shares have been validly issued or in any other case where the surrender is within the powers of the Company. Any shares surrendered may be sold or re-issued in the same manner as forfeited shares.

Restricted Securities

13. (a) Restricted securities within the meaning of the Listing Rules cannot be disposed of except as permitted by the Listing Rules or Australian Stock Exchange Limited.

(b) The Company must refuse to acknowledge a disposal (including registering a transfer) of restricted securities within the meaning of the Listing Rules except as permitted by the Listing Rules or Australian Stock Exchange Limited.

(c) During a breach of the Listing Rules relating to restricted securities within the meaning of the Listing Rules or a breach of a restriction agreement relating to the restricted securities, the holder of the restricted securities is not entitled to any dividend or distribution or voting rights in respect of the restricted securities except as permitted by the restriction agreement, the Listing Rules or the Australian Stock Exchange Limited.

Joint holders

14. Where two or more persons are registered as the holders of any shares, they are deemed to hold the shares as joint tenants with benefits of survivorship subject to the following provisions:

Number of holders

(a) the Company is not bound to register more than three persons as the holders of the shares (except in the case of trustees, executors or administrators of a deceased shareholder);

Liability for payments

(b) the joint holders of the shares are liable severally as well as jointly in respect of all payments which ought to be made in respect of the shares;

Death of joint holder

(c) on the death of any one of the joint holders, the survivor is the only person recognised by the Company as having any title to the shares but the Board may require evidence of death and the estate of the deceased joint holder is not released from any liability in respect of the shares;

Power to give receipt

(d) any one of the joint holders may give a receipt for any dividend, bonus or return of capital payable to the joint holders;

Notices and certificates

(e) only the person whose name stands first in the Register as one of the joint holders of the shares is entitled, if the Company is required by the Law or the Listing Rules to issue certificates for shares, to delivery of a certificate relating to the shares or to receive notices from the Company and any notice given to that person is deemed notice to all the joint holders;

Votes of joint holders

(f) any one of the joint holders may vote at any meeting of the Company either personally or by duly authorised representative, proxy or attorney, in respect of the shares as if that joint holder was solely entitled to the shares. If more than one of the joint holders are present at any meeting personally or by duly authorised representative, proxy or attorney, the joint holder who is present whose name stands first in the Register in respect of the shares is entitled alone to vote in respect of the shares.

Non-recognition of equitable interests

15. Except as otherwise provided in this Constitution, the Company is entitled to treat the registered holder of any share as the absolute owner of the share and is not, except as ordered by a Court or as required by statute, bound to recognise (even when having notice) any equitable or other claim to or interest in the share on the part of any other person.

CERTIFICATES

Entitlement to certificates

16. Subject to Rule 14(e), where the Company is required by the Law or the Listing Rules to issue certificates for shares, every shareholder is entitled, without payment, to one certificate for the shares registered in that shareholder's name or to several certificates in reasonable denominations, each for a part of the shares.

Delivery of certificates

17. The Company may send any certificate to a shareholder by prepaid post addressed to the shareholder at that shareholder's registered address or as is otherwise directed by the shareholder and every certificate so sent shall be at the risk of the shareholder entitled thereto.

Issue of certificates

18. Subject to Rule 122, if the Board wishes to issue certificates for shares or where the Company is required by the Law or the Listing Rules to issue certificates for shares, share certificates are to be issued under the Seal in any form prescribed by or acceptable to the Board and are to be signed in any manner determined by the Board.

Renewal of certificates

19. (1) This Rule only applies in circumstances where the Board wishes to issue certificates for shares or where the Company is required by the Law or the Listing Rules to issue certificates for shares.

(2) If a certificate is worn out or defaced, upon production of the certificate to the Company, the Board may order it to be cancelled and may issue a new certificate.

(3) If a certificate is lost, stolen or destroyed, upon the giving of any indemnity and any evidence that the certificate has been lost, stolen or destroyed which the Board may require and upon the payment of any fee the Board may from time to time determine, a new certificate may be issued instead of the lost, stolen or destroyed certificate. A certificate issued to replace a certificate which has been lost, stolen or destroyed may be endorsed as having been issued instead of a lost, stolen or destroyed certificate.

(4) A certificate issued under this Rule shall be issued within the time specified in the Listing Rules.

Computerised share transfer system

20. At any time when the Board considers it is expedient in order to enable the Company to participate in any computerised or electronic share transfer system introduced by or acceptable to Australian Stock Exchange Limited, the Board may:

(a) provide that shares may be held in certificated or uncertificated form, and make any provision it thinks fit, including for the issue or cancellation of certificates, to enable shareholders to hold shares in uncertificated form and to convert between certificated and uncertificated holdings;

(b) provide that some or all shareholders are not to be entitled to receive a share certificate in respect of some or all of the shares which the shareholders hold in the Company; and

(c) accept any instrument of transfer or other method of transfer in accordance with the requirements of any share transfer system in which the Company is participating and which is acceptable to the Home Branch.

CALLS

Power to make calls

21. Subject to the terms upon which any shares may have been issued and to the Listing Rules, the Board may make calls from time to time upon the shareholders in respect of all moneys unpaid on their shares. Each shareholder is liable to pay the amount of each call in the manner, at the time and at the place specified by the Board. Calls may be made payable by instalments.

Obligation for calls

22. The Company may make arrangements on the issue of shares for a difference between the holders of those shares in the amount of calls to be paid and the time of payment of the calls.

When a call is made

23. A call is deemed to have been made at the time when the resolution of the Board authorising the call was passed. The call may be revoked or postponed at the discretion of the Board at any time prior to the date on which payment in respect of the call is due.

Interest on the late payment of calls

24. If any sum payable in respect of a call is not paid on or before the date for payment, the shareholder from whom the sum is due is to pay interest on the unpaid amount from the due date to the date of payment at the rate the Board from time to time determines. The Board may waive the whole or part of any interest paid or payable under this Rule.

Instalments

25. If, by the terms of an issue of shares, any amount is payable in respect of any shares by instalments, every instalment is payable as if it is a call duly made by the Board of which due notice had been given, and all provisions of this Constitution with respect to the payment of calls and of interest or to the forfeiture of shares for non-payment of calls or with respect to liens or charges apply to the instalment and to the shares in respect of which it is payable.

Payment in advance of calls

26. If the Board thinks fit it may receive from any shareholder all or any part of the moneys unpaid on all or any of the shares held by that shareholder beyond the sums actually called up and then due and payable either as a loan repayable or as a payment in advance of calls. The Company may pay interest on the moneys advanced at the rate and on the terms agreed by the Board and the shareholder paying the sum in advance.

Non-receipt of notice of call

27. Notice of any call shall be in writing including information as the Law and Listing Rules may require but the non-receipt of a notice of any call by, or the accidental omission to give notice of any call to, any shareholder does not invalidate the call.

FORFEITURE AND LIEN

Notice requiring payment of sums payable

28. If any shareholder fails to pay any sum payable on or in respect of any shares, either for allotment money, calls or instalments, on or before the day for payment, the Board may, at any time after the day specified for payment whilst any part of the sum remains unpaid, serve a notice on the shareholder requiring that shareholder to pay the sum together with interest accrued and all expenses incurred by the Company by reason of the non-payment.

Time and place for payment

29. The notice referred to in Rule 28 is to name a day on or before which the sum, interest and expenses (if any) are to be paid and the place where payment is to be made. The notice is also to state that, in the event of non-payment at or before the time and at the place specified, the shares in respect of which the sum is payable will be liable to be forfeited.

Forfeiture on non-compliance with notice

30. If there is non-compliance with the requirements of any notice given pursuant to Rule 28, any shares in respect of which notice has been given may, at any time after the day specified in the notice for payment whilst any part of allotment moneys, calls, instalments, interest and expenses (if any) remains unpaid, be forfeited by a resolution of the Board to that effect. The forfeiture is

to include all dividends, interest and other moneys payable by the Company in respect of the forfeited shares and not actually paid before the forfeiture.

Notice of forfeiture

31. When any share is forfeited, notice of the resolution of the Board is to be given to the shareholder in whose name it stood immediately prior to the forfeiture, and an entry of the forfeiture and the date of forfeiture is to be made in the Register. Failure to give notice or make the entry as required by this Rule does not invalidate the forfeiture.

Disposal of forfeited shares

32. Any forfeited share is deemed to be the property of the Company and the Board may sell or otherwise dispose of or deal with the share in any manner it thinks fit and with or without any money paid on the share by any former holder being credited as paid up **PROVIDED** that forfeited shares may not be sold or otherwise disposed of to a director or to an associate of a director unless (i) those shares have first been offered for sale to all other shareholders and have not been taken up by them and (ii) are sold or disposed of, within one month of the expiry of that offer, on the same terms and conditions on which they were offered to the other shareholders.

Annulment of forfeiture

33. The Board may, at any time before any forfeited share is sold or otherwise disposed of, annul the forfeiture of the share upon any condition it thinks fit.

Liability notwithstanding forfeiture

34. Any shareholder whose shares have been forfeited is, notwithstanding the forfeiture, liable to pay and is obliged forthwith to pay to the Company all sums of money, interest and expenses owing upon or in respect of the forfeited shares at the time of forfeiture, together with expenses and interest from that time until payment at the rate the Board from time to time determines. The Board may enforce the payment or waive the whole or part of any sum paid or payable under this Rule as it thinks fit.

Company's lien or charge

35. The Company has a first and paramount lien or charge for unpaid calls, instalments, interest due in relation to any calls or instalments and any amounts the Company is called upon by law to pay in respect of the shares of a

shareholder upon shares registered in the name of the shareholder in respect of which the calls, instalments and interest are due and unpaid or in respect of which the amounts are paid and upon the proceeds of sale of the shares. The lien or charge extends to all dividends and bonuses from time to time declared in respect of the shares provided that, if the Company registers a transfer of any shares upon which it has a lien or charge without giving the transferee notice of any claim it may have at that time. the shares are freed and discharged from the lien or charge of the Company in respect of that claim.

Sale of shares to enforce lien

36. For the purpose of enforcing a lien or charge, the Board may sell the shares which are subject to the lien or charge in any manner it thinks fit and with or without giving any notice to the shareholder in whose name the shares are registered.

Title to shares forfeited or sold to enforce lien

37. (1) In a sale or a re-allotment of forfeited shares or in the sale of shares to enforce a lien or charge, an entry in the Board's minute book that the shares have been forfeited, sold or re-allotted in accordance with this Constitution is sufficient evidence of that fact as against all persons entitled to the shares immediately before the forfeiture, sale or re-allotment of the shares. The Company may receive the purchase money or consideration (if any) given for the shares on any sale or re-allotment.

(2) In a re-allotment, a certificate signed by a Director or the Secretary to the effect that the shares have been forfeited and the receipt of the Company for the price of the shares constitutes a good title to them.

(3) In a sale, the Company may appoint a person to execute a transfer in favour of the person to whom the shares are sold.

(4) Upon the issue of the receipt or the execution of the transfer the person to whom the shares have been re-allotted or sold is to be registered as the holder of the shares, discharged from all calls or other money due in respect of the shares prior to the re-allotment or purchase and the person is not bound to see to the regularity of the proceedings or to the application of the purchase money or consideration; nor is the person's title to the shares affected by any irregularity or invalidity in the proceedings relating to the forfeiture, sale or re-allotment.

(5) The net proceeds of any sale or re-allotment are to be applied first in payment of all costs of or in relation to the enforcement of the lien or charge or the forfeiture (as the case may be) and of the sale or re-allotment, next in satisfaction of the amount in respect of which the lien exists as is then payable to the Company (including interest) and the residue (if any) paid to, or at the direction of, the person registered as the holder of the shares immediately prior to the sale or re-allotment or to the person's executors, administrators or assigns upon the production of any evidence as to title required by the Board.

(6) If a certificate for the shares is not produced to the Company, the Board may, where the Company is required by the Law or the Listing Rules to issue certificates for shares, issue a new certificate distinguishing it from the certificate (if any) which was not produced.

PAYMENTS BY THE COMPANY

Payments by the Company

38. If any law of any place imposes or purports to impose any immediate or future or possible liability on the Company to make any payment or empowers any government or taxing authority or government official to require the Company to make any payment in respect of any securities held either jointly or solely by any holder or in respect of any transfer of those securities or in respect of any interest, dividends, bonuses or other moneys due or payable or accruing due or which may become due or payable to the holder by the Company on or in respect of any securities or for or on account or in respect of any holder of securities, whether in consequence of:

(a) the death of the holder;

(b) the non-payment of any income tax or other tax by the holder;

(c) the non-payment of any estate, probate, succession, death, stamp or other duty by the holder or the trustee, executor or administrator of that holder or by or out of the holder's estate;

(d) any assessment of income tax against the Company in respect of interest or dividends paid or payable to the holder; or

(e) any other act or thing,

the Company in each case:

(i) is to be fully indemnified from all liability by the holder or the holder's trustee, executor or administrator and by any person who becomes registered as the holder of the securities on the distribution of the deceased holder's estate;

(ii) has a lien or charge upon the securities for all moneys paid by the Company in respect of the securities under or in consequence of any law;

(iii) has a lien upon all dividends, bonuses and other moneys payable in respect of the securities registered in the Register as held either jointly or solely by the holder for all moneys paid or payable by the Company in respect of the securities under or in consequence of any law, together with interest at a rate the Board may determine from time to time from the date of payment to the date of repayment, and may deduct or set off against any dividend, bonus or other moneys payable any moneys paid or payable by the Company together with interest;

(iv) may recover as a debt due from the holder or the holder's trustee, executor or administrator, or any person who becomes registered as the holder of the securities on the distribution of the deceased holder's estate, any moneys paid by the Company under or in consequence of any law which exceed any dividend, bonus or other money then due or payable by the Company to the holder together with interest at a rate the Board may determine from time to time from the date of payment to the date of repayment; and

(v) may, if any money is paid by the Company under any law, refuse to register a transfer of any securities by the holder or the holder's trustee, executor or administrator until the money and interest is set off or deducted or, in case the money and interest exceeds the amount of any dividend, bonus or other money then due or payable by the Company to the holder, until the excess is paid to the Company.

Nothing in this Rule prejudices or affects any right or remedy which any law confers on the Company, and, as between the Company and each holder, each holder's trustee, executor, administrator and estate, any right or remedy which the law confers on the Company is enforceable by the Company.

TRANSFER AND TRANSMISSION OF SECURITIES

Instrument of transfer required

39. Subject to Rule 20, no transfer of any securities may be registered unless a proper instrument of transfer, in writing in the usual or common form or in any form the Board may from time to time prescribe or in a particular case accept, duly stamped (if necessary) is delivered to the Company. The transferor is deemed to remain the holder of the securities transferred until the name of the transferee is entered in the Register.

Board may refuse to register

40. The Board may refuse to register a transfer of securities in any of the circumstances permitted by the Listing Rules.

Notice of refusal of transfer

41. The decision of the Board relating to the registration of a transfer is absolute. If the Board refuses to register a transfer of a security the Board shall give the lodging party written notice of the refusal and the precise reasons for the refusal within the maximum period permitted by the Listing Rules. Failure to give notice of refusal to register any transfer as may be required under the Law or the Listing Rules does not invalidate the decision of the Board.

Closing Register

42. Subject to the provisions of the Law and the Listing Rules, the Register may be closed at any time the Board thinks fit.

Instrument of transfer and certificate to be left at Office

43. Every instrument of transfer must be left for registration at the Office or any other place the Board determines from time to time. Unless the Board otherwise determines either generally or in a particular case, the instrument of transfer is to be accompanied by the certificate (if any) for the securities to be transferred. In addition, the instrument of transfer is to be accompanied by any other evidence which the Board may require to prove the title of the transferor, the transferor's right to transfer the securities, due execution of the transfer or due compliance with the provisions of any law relating to stamp duty. No fee shall be charged on the transfer of any share.

Company may retain instrument of transfer

44. Each instrument of transfer which is registered may be retained by the Company for any period determined by the Board after which the Company may destroy it.

Cancellation of old and issue of new certificate

45. Subject to Rule 43, on each application to register the transfer of any securities or to register any person as the holder in respect of any securities transmitted to that person by operation of law or otherwise, the certificate (if any) specifying the securities in respect of which registration is required must be delivered up to the Company for cancellation and upon registration the certificate is deemed to have been cancelled. Subject to Rule 20, if the Company is required by the Law or the Listing Rules to issue certificates for securities a new certificate specifying the securities transferred or transmitted is to be issued and sent to the transferee or transmittee. If the registration of any transfer is required in respect of some only of the securities specified in the certificate (if any) delivered up to the Company and if the Company is required by the Law or the Listing Rules to issue certificates for securities, a new certificate specifying the remaining securities is to be issued and sent to the transferor. New certificates are to be issued within the time specified by the Listing Rules.

Transmission upon death

46. The trustee, executor or administrator of a deceased shareholder (who is not one of several joint holders) is the only person recognised by the Company as having any title to securities registered in the name of the deceased shareholder but the Board may, subject to compliance by the transferee with this Constitution, register any transfer signed by a shareholder prior to the shareholder's death notwithstanding that the Company has notice of the shareholder's death.

Transmission by operation of law

47. A person (a "transmittee") who establishes to the satisfaction of the Board that the right to any securities has devolved on the transmittee by will or by operation of law may be registered as a holder in respect of the securities or may (subject to the provisions in this Constitution relating to transfers) transfer the securities. However, the Board has the same right to refuse to register the transmittee as if the transmittee was the transferee named in an ordinary transfer presented for registration.

ALTERATION OF CAPITAL

Power to alter share capital

48. The Company in general meeting may from time to time alter or reduce its share capital in any one or more of the ways provided for by the Law.

Board may give effect to alteration of share capital

49. The Board may do anything which is required to give effect to any resolution authorising alteration or reduction of the share capital of the Company and, without limitation, may make provision for the issue of fractional certificates or sale of fractions of shares and distribution of net proceeds as it thinks fit.

GENERAL MEETINGS

General meetings

50. General meetings of the Company may be convened and held at the times and places and in the manner determined by the Board. Except in the manner and circumstances provided by the Law, no shareholder or individual Director may convene a meeting of the Company. By resolution of the Board any general meeting (other than a general meeting which has been requisitioned by shareholders in accordance with the Law) may be cancelled or postponed prior to the date on which it is to be held.

Notice of general meeting

51. Subject to the provisions of the Law, notice of a general meeting may be given by the Board in the form and in the manner the Board thinks fit save that the Board is required to give at least sixty days notice in writing to the Home Branch of any general meeting at which the Board proposes or this Constitution requires that an election of Directors be held. Notice of the meeting shall be given to the members, to the Home Branch and to such persons as are entitled under this Constitution or under the Law or under the Listing Rules. The non-receipt of a notice of any general meeting by, or the accidental omission to give notice to, any person entitled to notice does not invalidate any resolution passed at that meeting.

PROCEEDINGS OF MEETINGS

Business of general meetings

52. The business of an annual general meeting is to receive and consider the accounts and reports required by the Law to be laid before each annual general meeting, to elect Directors in the place of those retiring under this Constitution, when relevant to appoint an auditor, and to transact any other business which, under this Constitution, is required to be transacted at any annual general meeting. All other business transacted at an annual general meeting and all business transacted at other general meetings is deemed to be special. Except with the approval of the Board, with the permission of the Chair or pursuant to the Law, no person may move at any meeting either:

(a) in regard to any special business of which notice has been given under Rule 51, any resolution or any amendment of a resolution; or

(b) any other resolution which does not constitute part of special business of which notice has been given under Rule 51.

The auditors are entitled to attend and be heard on any part of the business of a meeting which concerns the auditors.

Quorum

53. (a) Except as provided for in Rule 53(b), three shareholders present shall constitute a quorum for a meeting.

(b) Three shareholders present who are not significant foreign shareholders shall constitute a quorum for a meeting if the business to be transacted at the meeting includes the election, replacement or removal of an A Class Director.

(c) No business may be transacted at any meeting except the election of a Chair and the adjournment of the meeting unless a quorum is present at the commencement of the business.

Adjournment in absence of quorum

54. If within fifteen minutes after the time specified for a general meeting a quorum is not present, the meeting, if convened upon a requisition by shareholders, is to be dissolved, and in any other case it is to be adjourned to the same day in the

next week (or, where that day is not a business day, the business day next following that day) at the same time and place and if, at the adjourned meeting, a quorum is not present within thirty minutes after the time specified for holding the meeting, the meeting is to be dissolved.

Chair

55. (1) The Chair of the Board is entitled to take the chair at every general meeting.

(2) If at any general meeting:

(a) the Chair of the Board is not present at the specified time for holding the meeting; or

(b) the Chair of the Board is present but is unwilling to act as chair of the meeting,

the Deputy Chair of the Board is entitled to take the chair at the meeting.

(3) If at any general meeting:

(a) there is no Chair of the Board or Deputy Chair of the Board;

(b) the Chair of the Board and Deputy Chair of the Board are not present at the specified time for holding the meeting; or

(c) the Chair of the Board and the Deputy Chair of the Board are present but each is unwilling to act as chair of the meeting,

the shareholders present may choose another Director as chair of the meeting and if no Director is present or if each of the Directors present are unwilling to act as chair of the meeting, a shareholder chosen by the shareholders present may take the chair at the meeting.

Acting Chair

56. If during any general meeting the Chair acting pursuant to Rule 55 is unwilling to act as chair for any part of the proceedings, the Chair may withdraw as chair during the relevant part of the proceedings and may nominate any person who immediately before the general meeting was a Director or who has been nominated for election as a Director at the meeting to be Acting Chair of the meeting during the relevant part of the proceedings. Upon the conclusion of the relevant part of the proceedings the Acting Chair is to withdraw and the Chair is to resume acting as chair of the meeting.

General conduct of meeting

57. The general conduct of each general meeting of the Company and the procedures to be adopted at the meeting are as determined by the chair. The chair may at any time the chair considers it necessary or desirable for the proper and orderly conduct of the meeting demand the cessation of debate or discussion on any business, question, motion or resolution being considered by the meeting and require the business, question, motion or resolution to be put to a vote of the shareholders present. The chair may require the adoption of any procedures which are in the chair's opinion necessary or desirable for the proper and orderly casting or recording of votes at any general meeting of the Company, whether on a show of hands or on a poll.

Adjournment

58. The chair may at any time during the course of the meeting adjourn from time to time and place to place the meeting or any business, motion, question or resolution being considered or remaining to be considered by the meeting or any debate or discussion and may adjourn any business, motion, question, resolution, debate or discussion either to a later time at the same meeting or to an adjourned meeting. If the chair exercises a right of adjournment of a meeting pursuant to this Rule, the chair has the sole discretion to decide whether to seek the approval of the shareholders present to the adjournment and, unless the chair exercises that discretion, no vote may be taken by the shareholders present in respect of the adjournment. No business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

Voting

59. Each question submitted to a general meeting is to be decided in the first instance by a show of hands of the shareholders present and entitled to vote.

Declaration of vote on a show of hands, when poll demanded

60. At any meeting, unless a poll is demanded, a declaration by the chair that a resolution has been passed or lost, having regard to the majority required, and an entry to that effect in the book to be kept of the proceedings of the Company, signed by the chair of that or the next succeeding meeting, is conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of or against the resolution. A poll may be demanded either immediately before or immediately after any question is put to a show of hands either by a shareholder in accordance with the Law (and not otherwise) or by the chair. No poll may be demanded on the election of a chair of a meeting.

Taking a poll

61. If a poll is demanded as provided in Rule 60, it is to be taken in the manner and at the time and place as the Chair directs, and the result of the poll is deemed to be the resolution of the meeting at which the poll was demanded. The demand for a poll may be withdrawn. In the case of any dispute as to the admission or rejection of a vote, the Chair's determination in respect of the dispute made in good faith is final.

Continuation of business

62. A demand for a poll does not prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded. A poll demanded on any question of adjournment is to be taken at the meeting and without adjournment.

Special meetings

63. All the provisions of this Constitution as to general meetings apply to any special meeting of any class of shareholders which may be held pursuant to the operation of this Constitution or the Law.

VOTES OF SHAREHOLDERS

Voting rights

64. Subject to restrictions on voting from time to time affecting any class of shares and subject to Rules 14(f), 67, 71, 73(7) and 83:

(a) (i) subject to paragraphs (ii) and (iii), on a show of hands, each shareholder present has one vote;

(ii) where a shareholder has appointed more than one person as representative, proxy or attorney for that shareholder, none of the representatives, proxies or attorneys is entitled to vote on a show of hands;

(iii) where a person is entitled to vote by virtue of paragraph (i) in more than one capacity, that person is entitled only to one vote on a show of hands;

(b) on a poll subject to paragraph (c), each shareholder present:

(i) has one vote for each fully paid share held; and

(ii) for each other share held, has a vote in respect of the share which carries the same proportionate value as the proportion of the amount paid up or agreed to be considered as paid up on the total issue price of that share at the time the poll is taken bears to the total issue price of the share; and

(c) where the Board has approved, consistently with applicable law, other means (including electronic) for the casting and recording of votes by shareholders on any resolution to be put to a general meeting, every shareholder having the right to vote on the resolution:

(i) has one vote for each fully paid share held; and

(ii) for each other share held, has a vote in respect of the share which carries the same proportionate value as the proportion of the amount paid up or agreed to be considered as paid up on the total issue price of that share at the time the vote is taken bears to the total issue price of the share.

Voting rights of personal representatives, etc.

65. Where a person satisfies the Board at least 48 hours before the holding of a general meeting (unless the person has previously satisfied the Board as to the person's right to vote) that the person is a trustee, executor or administrator as referred to in Rule 46 or a transmittee as referred to in Rule 47, the person may vote at the general meeting in the same manner as if the person were the registered holder of the securities referred to in Rule 46 or 47, as the case requires.

Appointment of proxies

66. Any shareholder may appoint not more than two proxies to vote at a general meeting on that shareholder's behalf and may direct the proxy or proxies to vote either for or against each or any resolution. A proxy need not be a shareholder. If a shareholder is entitled to cast two or more votes at a meeting, that shareholder may appoint two proxies. If a shareholder appoints two proxies and the appointment does not specify the proportion or number of votes that each proxy may exercise, each proxy may exercise half the votes. The instrument appointing a proxy (and the power of attorney, if any, under which it is signed or proof of the power of attorney to the satisfaction of the Board) must be deposited duly stamped (if necessary) at the Office, or any other place the Board may determine from time to time, not later than forty-eight hours (or a lesser period as the Board may determine and stipulate in the notice of meeting) before the time for holding the meeting or adjourned meeting or poll at which the person named in the instrument proposes to vote. Where a notice of meeting provides for electronic lodgement of proxies, a proxy lodged at the electronic address specified in the notice is taken to have been received at the Office and validated by the shareholder if there is compliance with the requirements set out in the notice. No instrument appointing a proxy is, except as provided in this Rule, valid after the expiration of twelve months after the date of its execution. Any shareholder who is or who intends to be absent or resident abroad may deposit at the Office an instrument duly stamped (if necessary) appointing a proxy and the appointment is valid for all meetings during the shareholder's absence or residence abroad and until revocation.

Voting by corporation

67. Any corporation, being a member and entitled to vote, may by resolution of its directors or other governing body or by an instrument of proxy authorise any person, though not a member of the Company, to act as its representative at meetings and the representative shall, in accordance with his authority and until his authority is revoked by the Corporation which he represents, be entitled to exercise the same powers on behalf of the Corporation which he represents as that Corporation could exercise if it were a natural person who was a member.

Validity of vote

68. A vote given in accordance with the terms of an instrument of proxy or power of attorney is valid notwithstanding the previous death or unsoundness of mind of the principal or revocation of the instrument of proxy or power of attorney or transfer of the shares in respect of which the vote is given, provided no notice in writing of the death, unsoundness of mind, revocation or transfer has been received at the Office before the relevant meeting or adjourned meeting. A proxy is not revoked by the principal attending and taking part in the meeting, unless the principal actually votes at the meeting on the resolution for which the proxy is proposed to be used.

Form and execution of instrument of proxy

69. An instrument appointing a proxy is valid if it is in a form (including electronic) which the Board may prescribe or accept. The instrument of proxy is deemed to include the right to demand or join in demanding a poll and (except to the extent to which the proxy is specifically directed to vote for or against any proposal) the power to act generally at the meeting for the person giving the proxy. An instrument appointing a proxy, unless the contrary is stated, is valid for any adjournment of the meeting as well as for the meeting to which it relates. Any instrument appointing a proxy which is incomplete may be completed by the Secretary on authority from the Board and the Board may authorise completion of the proxy by the insertion of the name of any Director as the person in whose favour the proxy is given.

Board to issue forms of proxy

70. The Board must issue with any notice of general meeting of shareholders or any class of shareholders forms of proxy for use by the shareholders. Each form must leave blank that part of the form where the name of the proxy or proxies is to be inserted, but the form may include the names of any of the Directors or of any other persons as suggested proxies or as persons who are to be proxies where the shareholder does not specify in the form the name of the person or persons to be appointed as proxies. The forms may be worded so that a proxy may be directed to vote either for or against each or any of the resolutions to be proposed.

Attorneys of shareholders

71. Any shareholder may, by duly executed power of attorney, appoint an attorney to act on the shareholder's behalf at all or certain specified meetings of the Company. Before the attorney is entitled to act under the power of attorney, the power of attorney or proof of the power of attorney to the satisfaction of the Board must be produced for inspection at the Office or any other place the Board may determine from time to time together, in each case, with evidence of

the due execution of the power of attorney as required by the Board. The attorney may be authorised to appoint a proxy for the shareholder granting the power of attorney.

Rights of shareholder indebted to Company in respect of other shares

72. Subject to any restrictions from time to time affecting the right of any shareholder or class of shareholders to attend any meeting, a shareholder holding a share in respect of which for the time being no moneys are due and payable to the Company is entitled to be present at any general meeting and to vote and be reckoned in a quorum notwithstanding that moneys are then due and payable to the Company by the shareholder in respect of any other share held by the shareholder provided that, upon a poll, a shareholder is only entitled to vote in respect of shares held by the shareholder upon which, at the time when the poll is taken, no moneys are due and payable to the Company.

FOREIGN SHAREHOLDERS

Requirement to provide information

73. (1) A term when used in this Rule shall have the same meaning as when used in the *Commonwealth Serum Laboratories Act 1961* unless that term is defined in this Constitution.

(2) The powers conferred on the Board under this Rule are to be interpreted widely. In exercising their powers under this Rule the Board is entitled to have sole regard to the interests of the Company and the need for the Company to comply with the terms of the *Commonwealth Serum Laboratories Act 1961* and any other applicable statutory requirements, and may disregard any loss or disadvantage that may be suffered by individual shareholders affected by the exercise of those powers. Shareholders acknowledge that they have no right of action against the Board or the Company for any loss or disadvantage incurred by them as a result, whether direct or indirect, of the Board exercising their powers pursuant to this Rule.

(3) Where a person becomes a shareholder as a result of a Market Transfer, that person must within forty-eight hours from the date of being entered on the Register (or within such other period as the Board may permit) provide to the Company a statutory declaration made by the person, or in the case of a body corporate, by a director or secretary or other duly authorised officer in a form approved by the Board setting out the Required Information.

(4) A person seeking to become the holder of shares in the Company whether by allotment, transfer, transmission or in any way other than as a result of a Market Transfer shall provide to the Company a statutory declaration made by the person, or in the case of a body corporate, by a director or secretary or other duly authorised officer in a form approved by the Board setting out the Required Information.

(5) Where a person fails to provide a statutory declaration pursuant to the terms of Rule 73(4), the Board may refuse to make the allotment or register the transfer or transmission as the case may be.

(6) A shareholder shall, if required by the Board from time to time and at any time, furnish to the Company within forty-eight hours of being requested by the Company to do so a statutory declaration made by the person, or in the case of a body corporate, by a director or secretary or other duly authorised officer in a form approved by the Board setting out the Required Information.

(7) If a shareholder fails to comply with the requirements of Rule 73(3) or Rule 73(6), or although having been entered on the Register has failed to comply with the requirements of Rule 73(4), the Board may declare by notice in writing to the shareholder that the votes attached to all shares in the Company in which the shareholder has a relevant interest (or attached to that number of such shares as the Board may specify) are suspended until a statutory declaration in a form approved by the Board containing the Required Information is provided to the Company. The shareholder shall not be entitled to vote in respect of the shares specified by the Board from the time the declaration is made by the Board until such time as the Board is satisfied that a statutory declaration which complies with this Rule has been provided to the Company.

(8) Notwithstanding the foregoing, the Board may if it so wishes from time to time (either generally or in a particular case or class of cases) waive the requirement for a statutory declaration in the case of any shareholder holding less than 500,000 shares in the Company, or in the case of any person seeking to become the holder of less than 500,000 shares in the Company, or in the case of shares allotted to or acquired by an existing shareholder who has previously submitted a statutory declaration under this Rule.

Sub-Register of foreign-held voting shares

74. In addition to any register maintained under Rule 119 or in compliance with the Law, the Board shall maintain a Sub-Register of foreign-held voting shares,

entering on it the same details as the Register in relation to all foreign-held voting shares and such other information as the Board determines is appropriate. A declaration by the Board that certain shares are foreign-held voting shares may be based on the place of registered address of the registered owner of the shares, the Required Information provided by the registered owner, or such other information as may be available to the Board from any source whatsoever.

Significant Foreign Shareholder noted on sub-register

75. The Board shall cause to be noted on the Sub-Register of foreign-held voting shares:

(a) any person who in the Board's opinion is a significant foreign shareholder; and

(b) the voting shares in the Company in which in the Board's opinion each significant foreign shareholder has a relevant interest.

Significant Foreign Shareholding

76. Unless the contrary is proven, the voting shares entered on the Sub-Register of foreign-held voting shares under Rule 75(b) in relation to a significant foreign shareholder shall be deemed for all purposes to be a significant foreign shareholding held by that shareholder.

Duties of Board in maintaining sub-register

77. (1) The Board shall take reasonable steps to maintain the accuracy of the Sub-Register of foreign-held voting shares and keep it up to date, and to find out whether there is one or more significant foreign shareholdings at any particular time.

(2) A copy of the Sub-Register shall be provided as soon as practicable to the Minister upon receipt by the Company of a written request from the Minister for a copy of the Sub-Register.

DIRECTORS

Number of Directors

78. The number of Directors (not including alternate Directors) shall be the number which the Board may from time to time determine provided that the maximum number of Directors at any one time shall not exceed 12 nor be less than 3. All Directors are to be natural persons.

Two thirds of Directors to be Australian citizens

79. Notwithstanding anything in this Constitution to the contrary, two thirds of the Directors of the Company shall at all times be Australian citizens and the purported appointment or election of a director who is not an Australian citizen shall be void and of no effect if that appointment or election would result in a breach of this Rule.

Class of Directors

80. The Board of Directors shall comprise:

(a) during such time as to the knowledge of the Board there is no significant foreign shareholding, one class of Directors;

(b) at all other times:

(i) O class Directors whose number shall be the number nearest to but not exceeding one third of the number of Directors holding office at any one time; and

(ii) A class Directors who shall comprise all other members of the Board.

Selection of Directors for each class

81. If at a time when there is one class of directors the Board becomes aware of a significant foreign shareholding a meeting of the Board shall be convened as soon as practicable to designate each Director holding office at that time as an A class director or an O class director. The Board shall designate one third (or if the number of Directors in office is not a multiple of 3, the number nearest to

but not greater than one third) of the Directors as O class Directors, and the remainder as A class Directors.

Procedure for selection

82. If the Directors are required to be divided into O class Directors and A class Directors, the Managing Director shall be regarded as an A class Director. The Directors shall agree amongst themselves which other Directors shall be designated as A class Directors and which shall be designated as O class Directors, and in the absence of agreement such designation shall be by lot. Except in the circumstances referred to in Rule 86, once a Director has been designated as an O class Director, he or she may not be redesignated as an A class Director.

Significant foreign shareholder not to vote on A class Directors

83. At any general meeting significant foreign shareholders shall not vote in respect of the appointment, replacement or removal of any A class director and any vote they purport to cast on such a resolution shall be of no effect.

Director may be removed

84. The Directors may by resolution remove a Director appointed or purportedly appointed by reason of a resolution in breach of Rule 83.

Power by Directors to prevent breach

85. The Directors may take all reasonable steps to remove or limit the right of a person to exercise voting rights attached to a significant foreign shareholding in the Company in respect of the appointment, replacement or removal of an A class Director of the Company.

Procedure if too few A class Directors

86. Whenever for any reason the number of A class Directors falls below two thirds of the number of Directors holding office at any one time and within the succeeding seven days sufficient new A class directors have not been appointed, or sufficient O class Directors have not been by resolution of the Board redesignated as A class Directors, to restore the numbers of A class Directors to at least two thirds of the Board:

(a) the number of O class Directors which exceed the number permitted by Rule 80(b)(i) shall immediately vacate office; and

(b) the O class Directors required to vacate office shall be decided by agreement amongst the O class Directors or, in the absence of agreement, by lot.

Power to appoint Directors

87. The Board has the power at any time to appoint any person as a Director, either to fill a casual vacancy or as an addition to the Board but so that the number of Directors does not exceed the maximum number determined pursuant to Rule 78. Any Director appointed under this Rule may hold office only until the next annual general meeting of the Company and is then eligible for election at that meeting but is not to be taken into account in determining the number of Directors who are to retire by rotation at the meeting.

Remuneration of Directors

88. As remuneration for services each Director is to be paid out of the funds of the Company a sum determined by the Board payable at the time and in the manner determined by the Board provided that the aggregate remuneration paid to all the Directors in any year by the Company and any subsidiaries of the Company for their services as Directors of the Company or of such subsidiaries may not exceed $1,000,000. The Company may in general meeting from time to time fix any other amount as the maximum aggregate remuneration to be paid to all the Directors in any year. The notice of meeting must include all matters required to be included by the Listing Rules. The expression "remuneration" in this Rule does not include the fees which may otherwise be payable to a Director pursuant to Rules 89 and 90.*

Remuneration of Directors for extra services

89. Any Director who devotes special attention to the business of the Company, or who otherwise performs services which in the opinion of the Board are outside the scope of the ordinary duties of a Director, may be paid a fee for the services as determined by the Board.

* [Note: At the Company's Annual General Meeting held on 14 October 2004, shareholders approved an increase in the maximum aggregate remuneration that may be paid to all the Directors in any year by the Company and any subsidiaries of the Company for their services as Directors of the Company or of such subsidiaries to $1,500,000.]

Travelling and other expenses

90. Every Director is, in addition to any other remuneration provided for in this Constitution, entitled to be paid from Company funds all reasonable travel, accommodation and other expenses incurred by the Director in attending meetings of the Company or of the Board or of any Committees or while engaged on the business of the Company.

Retirement benefits

91. Any Director may be paid a retirement benefit, as determined by the Board, in accordance with the Law. The Board may make arrangements with any Director with respect to the payment of retirement benefits in accordance with this Rule.

Directors may contract with Company

92. (1) A Director is not disqualified by the office of Director from contracting or entering into any arrangement with the Company either as vendor, purchaser or otherwise and no contract or arrangement entered into with the Company by a Director nor any contract or arrangement entered into by or on behalf of the Company in which a Director is in any way interested may be avoided for that reason. A Director is not liable to account to the Company for any profit realised by any contract or arrangement, by reason of holding the office of Director or of the fiduciary relationship established by the office.

(2) Except where a Director is constrained by the Law, a Director may be present at a meeting of the Board while a matter in which the Director has an interest is being considered and may vote in respect of that matter.

(3) To the extent and in the manner required by the Listing Rules, the Company shall inform the Home Branch of any material contract involving directors interests.

(4) A Director who is interested in any contract or arrangement may, notwithstanding the interest, attest the affixing of the Seal to any document evidencing or otherwise connected with the contract or arrangement.

Director may hold other office

93. (1) A Director may hold any other office or position under the Company (except that of auditor) in conjunction with the office of Director, on terms and at a remuneration in addition to remuneration (if any) as a Director, as the Board approves.

(2) A Director may be or become a director of or hold any other office or position under any corporation promoted by the Company, or in which it may be interested, whether as a vendor or shareholder or otherwise, or with any other corporation or organisation, and the Director is not accountable for any benefits received as a director or shareholder of or holder of any other office or position under any such corporation or organisation.

Exercise of voting power in other corporations

94. The Board may exercise the voting power conferred by the shares in any corporation held or owned by the Company as the Board thinks fit (including the exercise of the voting power in favour of any resolution appointing the Directors or any of them directors of that corporation or voting or providing for the payment of remuneration to the directors of that corporation) and a Director of the Company may vote in favour of the exercise of those voting rights notwithstanding that the Director is, or may be about to be appointed, a director of that other corporation and may be interested in the exercise of those voting rights.

Directors may lend to the Company

95. Any Director may lend money to the Company at interest with or without security or may, for a commission or profit, guarantee the repayment of any money borrowed by the Company and underwrite or guarantee the subscription of shares or securities of the Company or of any corporation in which the Company may be interested without being disqualified in respect of the office of Director and without being liable to account to the Company for the commission or profit.

ALTERNATE DIRECTORS

Director may appoint alternate Director

96. Subject to this Constitution, each Director may from time to time to appoint any person approved by a majority of the other Directors to act as an alternate

Director in the Director's place, whether for a stated period or periods or until the happening of a specified event or from time to time, whenever by absence or illness or otherwise the Director is unable to attend to duties as a director. The appointment is to be in writing and signed by the Director and a copy of the appointment is to be given by the appointing Director to the Company by forwarding or delivering it to the Office or by forwarding or delivering it to a meeting of the Board. The appointment takes effect immediately upon receipt of the appointment at the Office or at a meeting of the Board and approval by a majority of co-Directors or upon such later date or at such later time as is specified in the appointment. The following provisions apply to any alternate Director:

(a) the alternate Director may be removed or suspended from office upon receipt at the Office of written notice, letter, telex, facsimile transmission or other form of visible communication from the Director by whom the alternate Director was appointed to the Company;

(b) the alternate Director is entitled to receive notice of meetings of the Board and to attend and vote at the meetings if the Director by whom the alternate Director was appointed is not present;

(c) the alternate Director is entitled to exercise all the powers (except the power to appoint an alternate Director) and perform all the duties of a Director, in so far as the Director by whom the alternate Director was appointed has not exercised or performed them;

(d) the alternate Director is not, unless the Board otherwise determines, (without prejudice to the right to reimbursement for expenses pursuant to Rule 90) entitled to receive any remuneration as a Director from the Company, and any remuneration (not including remuneration authorised by the Board or reimbursement for expenses) paid to the alternate Director by the Company is to be deducted from the remuneration of the Director by whom the alternate Director was appointed;

(e) the office of the alternate Director is vacated upon the death of, or vacation of office by the Director by whom the alternate Director was appointed;

(f) the alternate Director is not to be taken into account in determining the number of Directors or rotation of Directors; and

(g) the alternate Director is, while acting as a Director, responsible to the Company for the alternate Director's own acts and defaults and

is not deemed to be the agent of the Director by whom the alternate Director was appointed.

VACATION OF OFFICE OF DIRECTOR

Vacation of office by Director

97. (1) The office of a Director is vacated:

(a) upon the Director becoming an insolvent under administration, suspending payment generally to creditors or compounding with or assigning the Director's estate for the benefit of creditors;

(b) upon the Director becoming a person of unsound mind or a person who is a patient under laws relating to mental health or whose estate is administered under laws relating to mental health;

(c) upon the Director being absent from meetings of the Board during a period of three consecutive calendar months without leave of absence from the Board where the Board has not, within fourteen days of having been served by the Secretary with a notice giving particulars of the absence, resolved that leave of absence be granted;

(d) upon the Director resigning office by notice in writing to the Company;

(e) upon the Director being removed from office pursuant to the Law or pursuant to this Constitution; or

(f) upon the Director being prohibited from being a Director by reason of the operation of the Law.

(2) A Director who vacates office pursuant to Rule 97(1) is not to be taken into account in determining the number of Directors who are to retire by rotation at any annual general meeting.

Directors who are employees of the Company

98. The office of a Director who is an employee of any member of the Group becomes vacant upon the Director ceasing to be employed within the Group but the person concerned is eligible for reappointment or re-election as a Director of the Company.

ELECTION OF DIRECTORS

99. The following provisions apply to all the Directors:

Retirement of Directors

(a) Subject to Rules 87 and 97(2), at every annual general meeting, one-third of the Directors (other than any Managing Director) or, if their number is not a multiple of three, then the number nearest to but not less than one-third must retire from office. A Director (other than a Director who is Managing Director) must retire from office at the conclusion of the third annual general meeting after which the Director was elected or re-elected. A Director who is required to retire under this Rule retains office until the dissolution or adjournment of the meeting at which the retiring Director retires.

Who must retire

(b) The Directors to retire pursuant to Rule 99(a) are the Directors or Director longest in office since last being elected. As between Directors who were elected on the same day the Directors to retire are (in default of agreement between them) determined by ballot. The length of time a Director has been in office is calculated from the Director's last election or appointment. A retiring Director is eligible for re-election.

Nomination of Directors

(c) No person (other than a retiring Director) is eligible for election to the office of Director at any general meeting unless the person or some shareholder intending to nominate the person has given notice in writing signed by the nominee giving consent to the nomination and signifying either candidature for the office or the intention of the shareholder to nominate the nominee. To be valid, the notice is required to be left at the Office not less than 30 business days before the meeting.

MANAGING DIRECTOR

Appointment of a Managing Director

100. The Board may from time to time appoint one of its members to be Managing Director (who may bear that title or any other title determined by the Board) for a period ending on the happening of events (if any) stipulated by the Board, and at a remuneration which may be by way of salary or commission on or participation in profits (but not operating revenues) or by any or all of these methods and otherwise on terms as determined by the Board from time to time. The Board may confer upon and withdraw from the Managing Director any of the powers exercisable under this Constitution by the Board as it thinks fit and upon any conditions it thinks expedient but the conferring of powers by the Board upon the Managing Director does not exclude the exercise of those powers by the Board.

Managing Director not to be subject to retirement by rotation

101. A Managing Director is not subject to retirement as a Director by rotation while continuing to hold the office of Director and is not to be taken into account in determining the rotation or retirement of Directors or the number of Directors to retire, but is subject to the same provisions as to resignation and removal as the other Directors of the Company. A Managing Director ceases to be a Managing Director if the Managing Director ceases to hold office as a Director.

PROCEEDINGS OF DIRECTORS

Procedures relating to Board meetings

102. The Board may meet together for the despatch of business, adjourn and otherwise regulate its meetings as it thinks fit. Until otherwise determined by the Board, three Directors form a quorum. Notice is deemed to have been given to a Director if sent by mail, personal delivery, facsimile transmission or telex to the usual place of residence of the Director or at any other address given to the Secretary by the Director from time to time. A Director interested shall be counted in a quorum notwithstanding the interest.

Meetings by telephone or other means of communication

103. Board meetings may be called or held using any technology consented to by all the directors. The consent may be a standing one. A director may only withdraw that consent within a reasonable period before the meeting. A meeting conducted by telephone or other means of communication is deemed to be held at the place agreed upon by the Directors attending the meeting, provided that at least one of the Directors present at the meeting was at that place for the duration of the meeting.

Votes at meetings

104. Questions arising at any meeting of the Board are decided by a majority of votes, and, in the case of an equality of votes, the Chair has (except when only two Directors are present or except when only two Directors are competent to vote on the question then at issue) a second or casting vote.

Convening of meetings

105. (1) The Board may at any time, and the Secretary, upon the request of any two Directors, must, convene a meeting of the Board.

(2) Each Director shall be given at least 24 hours notice of a meeting of the Board.

Chair

106. The Board may elect a Chair and a Deputy Chair who are Australian citizens and determine the period for which each is to hold office. If no Chair or Deputy Chair is elected or if at any meeting the Chair and the Deputy Chair are not present at the time specified for holding the meeting, the Directors present may choose one of their number who is an Australian citizen to be Chair of the meeting.

Powers of meetings

107. A meeting of the Board at which a quorum is present is competent to exercise any of the authorities, powers and discretions for the time being vested in or exercisable by the Board.

Delegation of powers to Committees

108. The Board may delegate any of its powers to Committees consisting of a Director or Directors or any other person or persons as the Board thinks fit. Any Committee formed or person or persons appointed to the Committee must, in the exercise of the powers delegated, conform to any regulations that may from time to time be imposed by the Board. A delegate of the Board may be authorised to sub-delegate any of the powers for the time being vested in the delegate.

Proceedings of Committees

109. The meetings and proceedings of any Committee are to be governed by the provisions of this Constitution for regulating the meetings and proceedings of the Board so far as they are applicable and are not superseded by any regulations made by the Board under Rule 108.

Validity of acts

110. (1) All acts done at any meeting of the Board or by a Committee or by any person acting as a Director are, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any of the Directors or the Committee or the person acting as a Director or that any of them were disqualified, as valid as if every person had been duly appointed and was qualified and continued to be a Director or a member of the Committee (as the case may be).

(2) If the number of Directors is reduced below the minimum number fixed pursuant to this Constitution, the continuing Directors may act for the purpose of increasing the number of Directors to that number or of calling a general meeting of the Company but for no other purpose.

Resolution in writing

111. A resolution in writing of which notice has been given to all Directors and which is signed by a majority of the Directors entitled to vote on the resolution is as valid and effectual as if it had been passed at a meeting of the Board duly called and constituted and may consist of several documents in the same form each signed by one or more of the Directors. For the purposes of this Rule the references to "Directors" include any alternate Director for the time being present in Australia who is appointed by a Director not for the time being present in Australia but do not include any other alternate Director. A telex, facsimile transmission or other document produced by mechanical or electronic

means under the name of a Director with the Director's authority is deemed to be a document in writing signed by the Director.

POWERS OF THE BOARD

General powers of the Board

112. The management and control of the business and affairs of the Company are vested in the Board, which (in addition to the powers and authorities conferred upon it by this Constitution) may exercise all powers and do all things as are within the power of the Company and are not by this Constitution or by law directed or required to be exercised or done by the Company in general meeting.

Power to borrow and guarantee

113. Without limiting the generality of Rule 112, the Board may exercise all the powers of the Company to raise or borrow money, may guarantee the debts or obligations of any person and may enter into any other financing arrangement, in each case in the manner and on the terms it thinks fit.

Power to give security

114. Without limiting the generality of Rule 112, the Board subject to any other law may charge any property or business of the Company or any of its uncalled capital and may issue debentures or give any other security for a debt, liability or obligation of the Company or of any other person, in each case in the manner and on the terms it thinks fit.

Power to authorise debenture holders, etc. to make calls

115. Without limiting the generality of Rule 112, if any uncalled capital of the Company is included in or charged by any debenture, mortgage or other security, the Board may, by instrument under the Seal, authorise the person in whose favour the debenture, mortgage or other security is executed or any other person in trust for him to make calls on the shareholders in respect of that uncalled capital and to sue in the name of the Company or otherwise for the recovery of moneys becoming due in respect of calls made and to give valid receipts for those moneys, and the authority subsists during the continuance of the debenture, mortgage or other security, notwithstanding any change in the Directors, and is assignable if expressed to be.

Power to issue bonds, debentures or other securities

116. Any bond, debenture or other security may be issued with or without the right of or obligation on the holder to exchange the bond, debenture or security in whole or in part for shares in the Company at any time, with any special privileges as to redemption, surrender, drawings, allotment of shares, attending and voting at general meetings of the Company, appointment of Directors, with the general rights and upon the terms and conditions as the Board thinks fit.

Personal liability of officer

117. If any Director or any officer of the Company is or may become personally liable for the payment of any sum which is or may become primarily due from the Company, the Board may charge the whole or any part of the assets of the Company by way of indemnity to secure the Director or officer from any loss in respect of the liability.

Disposal of main undertaking

118. Any sale or disposal of the Company's main undertaking shall be conditional upon approval or ratification by the Company in general meeting, and the sale or disposal of the facilities referred to in Rule 6 is also subject to compliance with the *Commonwealth Serum Laboratories Act 1961*. No person who may benefit (other than as a holder of securities issued by the Company) from the sale or disposal, and no associate of such person, may vote on any resolution to approve or ratify the sale or disposal.

REGISTER

Branch register

119. The Company may cause to be kept in any place a branch register of shareholders. The Board in its discretion may from time to time determine which shareholders or class of shareholders may be registered on any branch register and appoint an authority in any place in which a branch register is kept to keep the branch register and enter and remove particulars of shares transferred from or to any other register of shareholders and approve or reject transfers in the branch register, and every authority if authorised by the Board may, in respect of transfers or other entries proposed to be registered in the branch register for which the authority is appointed, exercise all the powers of the Board in the same manner and to the same extent and effect as if the Board was actually present and exercised those powers.

THE SEAL

Execution of cheques, bills etc

120. All cheques, bills of exchange and promissory notes shall be signed, drawn, made, accepted or endorsed (as the case may be) for and on behalf of the Company by two Directors, or by one Director and the Secretary or some other officer authorised by the Board, or in such other manner as the Board may from time to time determine.

Affixing the Seal

121. The Board is to provide for the safe custody of the Seal, which may only be used by the authority of the Board. Every instrument to which the Seal is affixed is to be signed by a Director and countersigned by the Secretary or by a second Director or by another person appointed by the Board for the purpose. The Board may determine either generally or in any particular case that a signature may be affixed by a mechanical means specified in the determination.

Certificate Seal

122. The Company may have one or more duplicates of the Seal which are to be facsimiles of the Seal with the addition on their faces of the words "Certificate Seal" and which are to be known as Certificate Seals. Any certificate for shares issued under a Certificate Seal is deemed to be sealed with the Seal.

Official Seal

123. The Company may from time to time exercise the powers conferred by the Law in relation to Official Seals and those powers are vested in the Board.

DIVIDENDS

Declaration of dividend

124. The Board may from time to time declare a dividend to be paid to the shareholders entitled. The dividend is (subject to the rights of, or any restrictions on, the holders of shares created or raised under any special arrangement as to dividend) payable on all shares in proportion to the amount of

total issue price for the time being paid or credited as paid in respect of the shares, and may be declared at a rate per annum in respect of a specified period provided that no amount paid on a share in advance of calls is to be treated as paid on that share.

Dividend Plans

125. The Board may establish and maintain one or more dividend plans (including the establishment of rules) pursuant to which shareholders may elect with respect to some or all of their shares (subject to the rules of the relevant plan):

(a) to reinvest in whole or in part dividends paid or payable or which may become payable by the Company to the shareholder in cash by subscribing for shares in the capital of the Company;

(b) to receive a dividend from the Company by way of the allotment of shares paid up from the Company's share capital;

(c) that dividends from the Company not be declared or paid and that instead a payment or distribution other than a dividend be made by the Company;

(d) that cash dividends from the Company not be paid and that instead a cash dividend be received from a related corporation nominated by the Board;

(e) to participate in a dividend selection plan, including but not limited to a plan pursuant to which shareholders may elect to receive a dividend from a related corporation which is less in amount but franked to a greater extent than the ordinary cash dividend declared by the Company or to receive a dividend from any related corporation which is greater in amount but franked to a lesser extent than the ordinary cash dividend declared by the Company.

Rules of Dividend Plans

126. (1) Pursuant to a dividend plan established in accordance with Rule 125, any shareholder may elect for a specified period or for a period to be determined by specified notice (in either case determined by the Directors and prescribed in the rules of the plan) that all or some of the ordinary shares held by that shareholder and designated by the shareholder in accordance with the rules of the plan (the "designated shares") will participate in the dividend plan. During that period the

designated shares will be entitled to participate in the dividend plan subject to the rules of the dividend plan.

(2) In the event of any inconsistency between any dividend plan established in accordance with Rule 125 or rules of any dividend plan and this Constitution, this Constitution shall prevail.

(3) The Directors are authorised to do all things which they consider to be desirable or necessary for the purpose of implementing every dividend plan established in accordance with Rule 125.

(4) The Directors are authorised to vary the rules of any dividend plan established in accordance with Rule 125 at their discretion and to suspend or terminate any dividend plan at their discretion. Any dividend plan may also be suspended, terminated or varied by resolution of a general meeting of the Company.

Employee Share Plan

127. The Board may, in addition to its powers under Rule 132, resolve to apply the whole or a portion of any sum standing to the credit of any reserve or other account in paying up in part or full unissued shares of the Company to be issued to the holders of shares, options or other securities of the Company in accordance with, or to give effect to, the terms of any plan for the issue of shares, rights to shares or options to acquire shares to or for the benefit of employees which has been approved by the Company by special resolution in general meeting.

Interim Dividends

128. The Board may from time to time pay to the shareholders on account of the next forthcoming dividend any interim dividend as in its judgment the position of the Company justifies.

Dividends out of profits

129. No dividend is payable except out of the profits of the Company, and no dividend or other moneys payable on or in respect of a share carries interest as against the Company. The declaration of the Board as to the amount of the profits of the Company is conclusive.

Reserves

130. The Board may, in priority to any dividend, set aside out of the profits of the Company any sums as it thinks proper as a reserve, which at the discretion of the Board may be applicable for any purpose to which the profits of the Company may be properly applied, and pending application may be employed in the business of the Company or be invested in any investments the Board may from time to time think fit. Any income derived from or accretions to such shares, securities or other investments may either be carried to the credit of the reserve fund or reserve funds represented by such shares, securities or other investments or be dealt with as profits arising from the business of the Company.

Distribution otherwise than in cash

131. When declaring a dividend the Board may:

(a) direct payment of the dividend wholly or in part by the distribution of specific assets or documents of title and in particular of paid up shares, debentures or debenture stock of the Company or any other company; and

(b) (if the Company in general meeting has approved the adoption of a plan in that behalf), determine and announce that each shareholder entitled to participate in the dividend may elect that the payment of the dividend be satisfied in respect of all, or a number of shares less than all, of the shares held by the shareholder by the allotment of paid up shares in accordance with the plan.

Power to capitalise profits

132. The Board may resolve that the whole or any portion of any sum forming part of the undivided profits of the Company or standing to the credit of any reserve or other account, and which is available for distribution, be capitalised and distributed to shareholders in the same proportions in which they would be entitled to receive it if distributed by way of dividend or in accordance with either the terms of issue of any shares or the terms of any plan for the issue of securities for the benefit of officers or employees and that all or any part of the sum be applied on their behalf either in paying up the amounts for the time being unpaid on any issued shares held by them, or in paying up in full unissued shares or other securities of the Company (on which the aggregate amount paid is equal to the amount capitalised) to be issued to them accordingly, or partly in one way and partly in the other.

Appropriation and application of amounts to be capitalised

133. The Board may specify the manner in which any fractional entitlements and any difficulties relating to distribution are to be dealt with and, without limiting the generality of the foregoing, may specify that fractions are to be disregarded or that any fractional entitlements are to be increased to the next whole number or that payments in cash in lieu of fractional entitlements be made. The Board may make all necessary appropriations and applications of the amount to be capitalised pursuant to Rule 132 and all necessary allotments and issues of fully paid shares or debentures. Where required, the Board may appoint a person to sign a contract on behalf of the shareholders entitled upon a capitalisation to any shares or debentures, which provides for the issue to them, credited as fully paid, of any further shares or debentures or for the payment by the Company on their behalf of the amounts or any part of the amounts remaining unpaid on their existing shares by the application of their respective proportions of the sum resolved to be capitalised.

Transfer of shares

134. A transfer of shares registered after the transfer books close for dividend purposes, but before a dividend is payable, does not pass the right to any dividend declared before the books are closed.

Retention of dividends

135. The Board may retain the dividends payable on securities referred to in Rules 46 and 47 until the trustee, executor or administrator or the transmittee (as the case requires) becomes registered as the holder of the securities or duly transfers them. The Board may also retain any dividends on or in respect of which (or on or in respect of the shares upon which any such dividend is payable) the Company has a lien or charge under Rule 35 and may apply the same in or towards satisfaction of the calls, instalments or sums owing in respect of which the lien or charge exists.

How dividends are payable

136. Payment of any dividend may be made in any manner and by any means as determined by the Board. Without prejudice to any other method of payment which the Board may adopt any dividend may be paid by cheque or warrant made payable to the shareholder entitled to the dividend or in the case of joint holders to the shareholder whose name stands first in the Register in respect of the joint holding. Payment of any dividend may be made by sending the cheque, warrant or other means of payment to the shareholder entitled to the dividend through the post to the address of the shareholder in the Register, and upon posting every payment of any dividend is at the risk of the shareholder.

Unclaimed dividends

137. All unclaimed dividends may be invested or otherwise made use of by the Board for the benefit of the Company until claimed or otherwise disposed of according to law.

NOTICES

Service of notices

138. A notice may be given by the Company to any shareholder, or in the case of joint holders to the shareholder whose name stands first in the Register, personally, by leaving it at the shareholder's registered address or by sending it by prepaid post, telex or facsimile transmission addressed to the shareholder's registered address or by transmitting it electronically to the electronic mail address given by the shareholder to the Company for the purpose of giving notice. All notices sent by prepaid post to persons whose registered address is not in Australia are to be sent by airmail or electronic mail.

When notice deemed to be served

139. Any notice sent by post is deemed to have been served at the expiration of forty-eight hours after the envelope containing the notice is posted and, in proving service, it is sufficient to prove that the envelope containing the notice was properly addressed and posted. Any notice served on a shareholder personally or left at the shareholder's registered address is deemed to have been served when delivered. Any notice served on a shareholder by telex is deemed to have been served on receipt by the Company of the answerback code of the recipient at the end of the transmission. Any notice served on a shareholder by facsimile transmission is deemed to have been served when the transmission is sent.

Shareholder not known at registered address

140. Where a shareholder does not have a registered address or where the Company has a reason in good faith to believe that a shareholder is not known at the shareholder's registered address, a notice is deemed to be given to the shareholder if the notice is exhibited in the Office for a period of forty-eight hours (and is deemed to be duly served at the commencement of that period) unless and until the shareholder informs the Company of a registered place of address.

Signature to notice

141. The signature to any notice to be given by the Company may be written, printed or (to the extent permitted by applicable law) electronic.

Reckoning of period of notice

142. Where a given number of days' notice or notice extending over any other period is required to be given the day of service is not to be reckoned in the number of days or other period.

Notice to transferor binds transferee

143. Every person who, by operation of law, transfer or any other means becomes entitled to be registered as the holder of any shares is bound by every notice which, prior to the person's name and address being entered in the Register in respect of those shares, was duly given to the person from whom the person derives title to those shares.

Service on deceased shareholders

144. A notice served in accordance with this Constitution is (notwithstanding that the shareholder is then dead and whether or not the Company has notice of the shareholder's death) deemed to have been duly served in respect of any registered shares, whether held solely or jointly with other persons by the shareholder, until some other person is registered in the shareholder's place as the holder or joint holder and the service is for all purposes deemed to be sufficient service of the notice or document on the shareholder's heirs, executors or administrators and all persons (if any) jointly interested with the shareholder in the shares.

WINDING UP

Distribution in specie

145. (1) If the Company is wound up, whether voluntarily or otherwise, the liquidator may divide among all or any of the contributories as the liquidator thinks fit in specie or kind any part of the assets of the Company, and may vest any part of the assets of the Company in trustees upon any trusts for the benefit of all or any of the contributories as the liquidator thinks fit.

Variation of rights of contributories

(2) If thought expedient, any division may be otherwise than in accordance with the legal rights of the contributories and, in particular, any class may be given preferential or special rights or may be excluded altogether or in part, but in case any division otherwise than in accordance with the legal rights of the contributories is determined, any contributory who would be prejudiced by the division has a right to dissent and ancillary rights as if the determination were a special resolution passed pursuant to the Law relating to the sale or transfer of the Company's assets by a liquidator in a voluntary winding up.

Restricted Securities

(3) The holders of shares which are classified under the Listing Rules or by the Home Branch as restricted securities and which are subject to escrow restrictions at the commencement of the winding up shall rank on a return of capital behind all other shares in the company.

Liability to calls

(4) If any shares to be divided in accordance with Rule 144(1) involve a liability to calls or otherwise, any person entitled under the division to any of the shares may, by notice in writing within ten business days after the passing of the special resolution, direct the liquidator to sell the person's proportion and pay the person the net proceeds and the liquidator is to act accordingly, if practicable.

INDEMNITY

Indemnity of officers

146. (1) The Company shall indemnify each officer of the Company and each officer of each wholly owned subsidiary of the Company out of the assets of the Company to the relevant extent against any liability incurred by the officer in the conduct of the business of the Company or in the conduct of the business of such wholly owned subsidiary of the Company (as the case may be) or in the discharge of the duties of the officer unless incurred in circumstances which the Board resolves do not justify indemnification.

(2) In this Rule:

(a) "officer" means:

(i) a Director, Executive Officer, Secretary, Agent, Auditor or other Officer of the Company; or

(ii) a person appointed as trustee by, or acting as a trustee at the express request of, the Company or a wholly owned subsidiary of the Company,

(b) "duties of the officer" includes duties arising by reason of the appointment or nomination of an officer by the Company or any wholly owned subsidiary of the Company to any other corporation.

(c) "liability" means all costs, charges, losses, damages, expenses, penalties and liabilities.

(d) "to the relevant extent" means:

(i) to the extent the Company is not precluded by law from doing so;

(ii) where the liability is incurred in the conduct of the business of another corporation or in the discharge of the duties of the officer in relation to another corporation, to the extent and for the amount that the officer is not entitled to be indemnified and is not actually indemnified out of the assets of that corporation; and

(iii) to the extent and for the amount that the officer is not otherwise entitled to be indemnified and is not otherwise actually indemnified, including an indemnity under any insurance policy or contract.

PROPORTIONAL TAKEOVER BIDS

Approval of Proportional Takeover Bids

147. (1) If offers are made under a proportional takeover bid for securities of the Company:

(a) the registration of a transfer giving effect to a takeover contract resulting from the bid is prohibited unless and until a resolution (an "Approving Resolution") to approve the bid is passed in accordance with this Rule;

(b) a person (other than the bidder or an associate of the bidder) who, as at the end of the day on which the first offer under the bid was made, held bid class securities is entitled to vote on an Approving Resolution;

(c) a bidder or an associate of the bidder is not entitled to vote on an Approving Resolution;

(d) an Approving Resolution is to be voted on at a meeting, convened and conducted by the Company, of the persons entitled to vote on the Approving Resolution; and

(e) an Approving Resolution that has been voted on in accordance with this Rule is taken to have been passed if the proportion that the number of votes in favour of the resolution bears to the total number of votes on the resolution is greater than 50%, and otherwise is taken to have been rejected.

(2) If a resolution to approve a bid is voted on, in accordance with this Rule before the approving resolution deadline in relation to the bid, the Company must, on or before the approving resolution deadline give:

(a) the bidder; and

(b) each notifiable securities exchange in relation to the Company,

a notice in writing stating that a resolution to approve the bid has been voted on and that the resolution has been passed, or has been rejected, as the case requires.

(3) Where, at the end of the day before the approving resolution deadline in relation to a proportional takeover bid under which offers have been made, no resolution to approve the bid has been voted on in accordance with this Rule, a resolution to approve the

bid is to be, for the purposes of this Rule, deemed to have been passed in accordance with this Rule.

(4) Where a resolution to approve a proportional takeover bid under which offers have been made is voted on, in accordance with this Rule, before the approving resolution deadline in relation to the bid and is rejected, then:

(a) despite Section 652A of the Law, all offers under the bid that have not, as at the end of the approving resolution deadline, been accepted, and all offers (in this Rule referred to as the "accepted offers") under the bid that have been accepted, and from whose acceptance binding contracts have not, at the end of the approving resolution deadline, resulted, are taken to be withdrawn at the end of the approving resolution deadline;

(b) as soon as practicable after the end of the approving resolution deadline, the bidder must return to each person who has accepted any of the accepted offers any documents that the person sent the bidder with the acceptance of the offer;

(c) the bidder is entitled to rescind, and must rescind as soon as practicable after the end of the approving resolution deadline, each binding takeover contract for the bid; and

(d) a person who has accepted an offer made under the bid is entitled to rescind their takeover contract.

(5) This Rule ceases to apply on the third anniversary of the later of the date of adoption or last renewal of this Rule.

Analyst Presentation December 2004, December 16, 2004

TIMETABLE

- REGISTRATION - COFFEE
- (9am) WELCOME AND HOUSEKEEPING
- INTRODUCTION and PORTFOLIO OVERVIEW
- (950am) BREAK
- PLASMA R&D
- rHDL
- (1150am) WRAP UP

CSL Limited R&D BRIEFING

DECEMBER 16, 2004

Dr. Andrew Cuthbertson

Dr. Jeff Davies

Dr. Russell Basser

R&D - Investment Objectives

1. Sustain a highly profitable plasma business.

2. Identify and develop novel products where we have Intellectual Property and insight.

3. Leverage our investment through partnering.

4. Contribute as part of a fully integrated, specialist biopharmaceutical company.

R&D Competitive Advantages

- Key competitive advantages
  - specialist focus
  - effective scale
  - attractive academic partner
  - CSL recruits high calibre scientists
- Impact of ZLB-Behring
  - global capability
  - centres of excellence aligned with manufacturing
  - synergies achieved

Commercially Driven, Integrated R&D

Centres of Excellence

	CSL Group	ZLB Behring	CSL Bioplasma
• **Focus**	• **Novel protein product development** • Operations Support	• **Life cycle management plasma products** • Operations Support	• **Life cycle management plasma products** • Operations Support
• **Key Areas**	• Biotechnology • Recombinant proteins • Monoclonal antibodies • Vaccinology	• Immunology • Hemophilia • Wound Healing • Specialty products • A1PI	• New purification technologies
• **Laboratories**	• Parkville, Australia • Marburg, Germany • Bern, Switzerland	• Marburg, Germany • Bern, Switzerland	• Broadmeadows, Australia

R&D Staff and Budget


140
60
60
240
Parkville new products
Parkville LCM
Bioplasma
ZLB Behring

~500 staff
~A$140M

Integrated R&D Portfolio Management

PharmaPlan

Strategy & Investment

New Opportunities		Project Review	Commercial
Identification Evaluation Testing	Operations Financial Strategy	Performance	Analytical Deal Making

R&D PORTFOLIO December 2004: Novel Protein Product Development

HPV Prophylaxis

Clinical Trials

- rHDL
  - Stroke
  - ACS
- HPV Therapy

- ISCOMATRIX
  - HCV
  - ESO-1
  - Dengue
  - Chlamydia

Preclinical Evaluation

- Topical Eye Delivery
- CRCs
- rMAbs

R&D PORTFOLIO December 2004: Plasma Products

Immunoglobulins

Coagulation factors

Specialty Products

HPV Vaccine Update

- Merck webcast Dec 14, 2004

http://www.merck.com/newsroom/webcast/

ISCOMATRIX® Adjuvant Technology
New Milestones

- HCV: started safety study in chronically infected patients (Chiron)
- ESO1: publication of clinical immunogenicity data*. Started advanced disease study. Commitment to start definitive MRD study in 2005 (LICR)
- Chlamydia: new collaboration (Aventis Pasteur)
- Dengue: NIH preclinical/clinical grants (Hawaii Biotech)

* *Proceedings of the National Academy of Science (USA) 101:10697, 2004.*

ZLB Behring
Plasma Product R&D

Jeff Davies
Head of R&D Integration
Global Director of Plasma Product R&D,
ZLB Behring

ZLB Behring R&D has a key role in delivering on:

- a broad product portfolio with continuing innovation.
- development of high quality, high yielding efficient manufacturing processes.
- registrations to expand marketing reach.

Key Value Drivers for R&D Integration

- R&D alignment with optimised manufacturing network:
  - Immunology (Bern)
  - Haemophilia, Specialty products (Marburg)
  - Alpha-1-Proteinase inhibitor (Kankakee)
- R&D alignment with Commercial Operations

R&D Integration is Well Advanced

- R&D restructure completed
- Key project decisions made
- Financial targets on track
- Global management systems established

R&D Supports a Major Global Product Portfolio

Per Therapeutic Category % Total Sales

- rFVIII
- Pd Coagulation
- Immunology
- Critical Care
- Wound Healing
- Other


2%
6%
19%
18%
24%

Per Region % Total Sales

- North America
- Western Europe
- Central Europe
- Japan
- Intercontinental


11%

Broad portfolio of products - Global Sales Reach

Benefits of Integration for Key Products

IVIG	• Gammar P • Gamma Venin • Venimmune	• Carimune / Sandoglobin
Anti-D	• Rhesogam	• Rhophylac
Critical Care	• Albuminar	• ZLB-Albumin / Human Albumin

Operational Centres of Excellence



Bern
Kankakee
Marburg
Plasma Fractionation
Production
F II+III
Filling/ Packaging
Main products
IVIG*
Albumin
Anti-D
Haemophilia (F IX)
A1PI
Hyper-immunes/ SCIG
Haemo-philia
Critical Care Wound Healing
Centre of Excellence

Increased IVIG output from Bern

- Current supply of IVIG will be met by improved manufacturing efficiencies.

- FDA requirements for processing Kankakee Fr II+III paste now met and manufacturing commenced.

Major synergy project completed

R&D portfolio December 2004: Plasma Products

Immunoglobulins
Liquid IVIG products
Subcutaneous IG
Anti D for ITP

Wound Healing
Fibrin Sealant
(Beriplast reconstitution and delivery)

Coagulation factors
vonWillebrand's disease
(Haemate/Humate NexGen)
Anti-coagulant reversal
(Beriplex P, EU)

Protease inhibitors
C1 esterase inhibitor
(Berinert P for USA)
Alpha-1-PI

Other projects
rHDL process
Pathogen Safety

Strengthening Our IVIG Portfolio



Sandoglobulin ®

(Lyophilised, IV)



Sandoglobulin ® Liquid

(12%, IV)


Protect from light
FOR CLINICAL TRIALS

Chromatographic
(10% IV)

Opening New Markets for IgG

- Vivaglobin™
  - Subcutaneous IgG: 16%
  - For treatment of immunodeficiency
  - Well tolerated
  - Home therapy/self infusion (weekly)
- Improving diagnosis of immunodeficiency
  - The Jeffrey Modell Diagnostic Center for Primary Immunodeficiencies at The Children's Hospital of Philadelphia

Chromatographic IVIG

State of the art quality with manufacturing efficiency

- In house Swiss and Australian technology
- Liquid, 10% ready to use
- Comprehensive pathogen safety data
- High yield and purity

IgG portfolio: Timelines and milestones


Subcutaneous IgG (EU)
• Approved October 2004
Subcutaneous IgG (US)
• BLA submitted October 2004
12% Liquid IVIG (EU)
• Approved, Switzerland, UK.
• MRP submission Dec 04
12% Liquid IVIG (US)
• Clinical commenced Sept 04
Chromatographic Liquid IVIG
• Clinicals commenced
-Sept 04 PID,
-Nov 04, ITP
2005
2006
2007

Neurology and Immunoglobulins

- Expansion of label claims
  - Applying for GBS indication in the USA
- Supporting education in emerging markets

INDAPS
IVIG IN NEUROLOGICAL DISEASE
1st ASIA PACIFIC SYMPOSIUM
24 - 25 November 2004

IVIG in Neurological Diseases

- Exploring new indications

Rhophylac®

Rh_o(D) Immune Globulin Intravenous (Human)

- Hemolytic disease of the newborn (HDN)
- High product purity allows for **IV or IM** administration
- Liquid product
- Yield over 3 times Rhesogam
- US approval received in February 2004
- Registration expanded to 16 EU countries in 2004
- ***Anti D for ITP submissions Q1 05***

HaemateP/Humate P : vWF-FVIII conc. Superior product features

on Willebrand's Disease: 1-2% of population. Under diagnosed

onWillebrand factor: initiates formation of hemostatic plug , stabilises FVII

High MW multimers
- *important for efficacy*

High collagen binding
- *a measure of vWF activity*

Content of HMW-VWF – NHP=100%



HMW-VWF, band 11 and higher, in % of NHP
100
90
80
70
60
50
40
30
20
10
0
93,6
79,2
Haemate® P
A
B
C
D
E
F
G
H
I
J
K
Products

VWF:CB per Unit FVIII:C



VWF:CB per Unit FVIII:C
2,50
2,00
1,50
1,00
0,50
0,00
2,28
1,61
Haemate® P
A
B
C
D
E
F
G
H
I
J
K
Products

Humate P/Haemate P NexGen
Improved formulation, use in surgery

Improved formulation

- 2 fold reduction in volume
- Increase convenience
- Retains high MW multimers and activity
- To be introduced in 2005...

- Developing use in surgery (US)

Market leader in vWF concentrate

Wound Healing- Fibrin sealant:

For sealing leakages associated with surgical procedures

- Beriplast Combiset (fibrin sealant)
  - Lyophilised fibrinogen and thrombin
  - Combiset registered in EU and Japan
  - Key market is Japan
  - Improved reconstitution and delivery systems to be introduced in 2005



TachoComb® (Nycomed): Another mode of delivery

- TachoComb® (Collagen/fibrinogen/thrombin)
  - Sealing and prevention of fistulae
  - Sealing and prevention of air leaks in pulmonary surgery
  - Anastomosis protection
  - Sealing of perforations of the eardrum
  - Sealing of dura mater defects

  - Manufactured using ZLB Behring fibrinogen and thrombin
  - Distributed by ZLB Behring in Japan

C1 Inhibitor Deficiency


C1 Inhibitor
(g/l)
0,6
0,5
0,4
0,3
0,2
0,1
0
p<0.0001
HAE patients
Healthy subjects

Nielsen, J of Int Med 1996; 239: 119

Heriditary Angioedema

Incidence: 1 in 50,000.

Ave: 1 attack per month. Can be fatal.



Berinert P (C1 esterase inhibitor)

- Registered in Germany, Japan, Austria, Hungary and Switzerland, Argentina
- Clinical trial design for treatment of acute episodes under development
- Competition
  - Dyax/Genzyme: kallikrein inhibitor
  - Jerini: bradykinin receptor antagonist
  - Pharming: transgenic C1 esterase inhibitor
- Competitive advantage of Berinert P: half life and multifactorial action.

Alpha-1-proteinase inhibitor deficiency

Incidence: 1: 6000 (under diagnosed)
Dose: 60mg per kg once per week

- Deficiency leads to emphysema later in life with significant lifestyle impacts
- ZLB Behring has recently entered the US market

Zemaira™
alpha$_1$-proteinase inhibitor (Human)
Expect Purity. Expect Convenience.

Zemaira: Superior Profile

- Zemaira: Purity, rapid reconstitution, low volume.
- Market base growing
- Phase IV trials planned in 2005
- Validation of new facility in Kankakee near completion with FDA approval expected second half 2005

A track record of safe plasma products and reputation for leading safety standards

Virus Safety

- Viral Inactivation processes dealing with both enveloped and non-enveloped viruses
  - Pasteurisation
  - Nanofiltration
  - SD technology
  - Low pH treatment
- Emerging viruses (e.g West Nile, SARS) inactivated by these processes.

A track record of safe plasma products and reputation for leading safety standards

Prion Safety

- State of the art in-house technology for measuring capability of processes to eliminate prions should they be present in plasma.
- First company to get FDA approved label claim for capability of process to eliminate prions

Complementary laboratories maintaining state of the art virology and prion technologies.

Plasma Products Portfolio Summary

- Key R&D integration tasks completed and forecast savings delivered
- The major manufacturing synergy project completed
- Key R&D milestones for ongoing programs met
- New initiatives underway

rHDL - Two Major Clinical Development Opportunities

Dr. Russell Basser

Global Clinical Director, New Product Development

rHDL = Reconstituted high-density lipoprotein

HDL =
"good cholesterol"


HDL
APOPROTEIN A-I

rHDL =
a synthesized lipoprotein particle *chemically* and *biologically* resembling native HDL

Manufactured from discarded fraction of plasma



plasma
discarded fraction
IVIG + other products
ApoAI protein
+
Lipid
rHDL

rHDL is safe & biologically active in humans

- Clinical trials in over 150 people
- Very well tolerated
- No serious or unpredicted side-effects
- Biological activity demonstrated

rHDL is a potent biological compound

- Extensive scientific work shows rHDL is active
  - anti-inflammatory
  - sucks cholesterol from vessel walls ("reverse cholesterol transport")
  - increases blood flow (vasodilator)
  - anti-oxidant
  - blood thinning (anticoagulant)

rHDL FOR ACUTE ISCHEMIC STROKE

PROGRESS WITH rHDL FOR STROKE

- Preclinical stroke work progressing
  - publication of Italian research results
  - Australian paper submitted
- Trial in stroke patients commenced Nov 04
  - safety and pharmacology
- Preparing for phase 2 study
  - effect of rHDL on size of stroke (by Magnetic Resonance scan)

rHDL FOR ACUTE CORONARY SYNDROME (ACS)

What is ACS?

- Myocardial infarction & unstable angina
- ~ 1.7M clinical episodes per yr in USA
- "Vulnerable patient"
  - generalised process in all coronary blood vessels
  - risk of a further clinical event despite current treatment (ie new infarction, medical intervention, surgery, death)
  - 10+% at 1yr, 15-20% at 2yrs

What happens in ACS?

- Underlying problem is atherosclerosis
  - hardening and narrowing of the coronary arteries
  - starts from childhood
  - related to genes, environment, various medical conditions
- ACS occurs when a clot forms on ruptured segment of *unstable* atheroma (plaque)
  - blocks blood supply to area of heart muscle
  - results in chest pain with or without permanent damage

ACS: What's happening in the blood vessel?


Intima
Media
Smooth muscle cells
Endothelium
Adventitia
Normal artery
Early atheroma
'Stabilized' plaque
• Small lipid pool
• Thick fibrous cap
• Preserved lumen
Healed ruptured plaque
• Narrow lumen
• Fibrous intima
Left coronary arteries
Acute Myocardial Infarction
Right coronary artery
'Vunerable' plaque
• Thin fibrous cap
• Large lipid pool
• Many inflammatory cells
Fibrous cap
Thrombosis of a ruptured plaque

Libby, Nature 2002

Inflammation is important in atheroma & ACS


PLUTO AND BEYOND THE SKEPTICAL ENVIRONMENTALIST REPLIES
SCIENTIFIC AMERICAN
A FIRE WITHIN
Inflammation's Link to Heart Attacks
Extreme Lasers
Rent a Rain Forest
When Whales Walked

Current treatment of ACS

- Treatments aimed at
  - maintaining blood flow in the affected blood vessel
  - limiting damage to heart
  - reducing the chance of further clot formation
  - delaying further progression (growth) of plaque

  - multiple drugs
    - aspirin, beta blocker, ACE inhibitor, statin
  - early procedure to look at plumbing (blood vessels)
    - keep open with stent (metal mesh)

Why is CSL interested in ACS?

- Information in animals & humans that rHDL has properties that are beneficial
  - reverse cholesterol transport
  - anti-inflammatory
  - anti-oxidant
  - calms chronically irritated endothelial (lining) cells
- Intellectual property, product supply and formulation strengths

The concept of rHDL for ACS

- infusion of rHDL provides rapid stabilisation of plaque
  - rapid removal of fat from blood vessel
  - rapid reduction in inflammation of the coronary arteries

→ *rHDL will take the blood vessels back in time to a more stable and less aggravated state*

→ *much less chance of further clinical problems*

Product Concept to be Tested in Canadian Centre

- New diagnostic technology: able to conduct a Phase 2 clinical study
- Identified high quality cardiology group in Canada

High Quality Clinical Trial Opportunity

- Study based on intravascular ultrasound (IVUS) measure of plaque and blood vessel wall thickness
- Montreal Heart Institute (MHI)
  - Dr Jean-Claude Tardif is Director of Research
  - one of two state-of-art IVUS groups
  - network of cardiology investigators in Canada
  - high quality clinical trial infrastructure

What is IVUS?

Intravascular ultrasonography


Plaque
Guidewire
shadow
CCF
©2003

Schoenhagen et al, Clev Clin J Med 2003

IVUS shows details otherwise missed


D
C
B
A
A
C
B
D

Nissen, Am J Cardiol 2002

What might we expect to find?

- shrinkage of plaque
- reduction in inflammation

→ *will give confidence that giving rHDL to patients with ACS is likely to provide clinical benefit*

Summary of rHDL projects

- Stroke indication progressing as planned
  - phase 2 trial planned to commence 2006
- ACS provides a complimentary opportunity
  - phase 2 trial to commence first half 2005
  - phase 2 results in 2006

Example of an Earlier Stage Opportunity

- Significant work by Australian researchers: Professor Doug Coster, Flinders Medical Centre
- Applying biotechnology to treating serious eye diseases



Topical Delivery of Recombinant Antibodies for Treating Eye Disease

- US Patent Issued
- Continuing to evaluate in preclinical experiments

R&D Highlights from 2004

- Merck HPV clinical trial progress
- ZLB Behring integration advanced with financial targets on track
- 2+3 paste registered in Bern
- Vivaglobin s.c. approval EU, US submitted
- First stroke patients treated and ACS indication for rHDL
- New Chlamydia ISCOMATRIX® collaboration with Aventis
- Topical delivery for eye disease patent issued

Media Statement: CSL Limited and National Blood Authority Sign New Plasma Products Agreement, December 23, 2004

Media Statement

23 December 2004

CSL LIMITED AND NATIONAL BLOOD AUTHORITY SIGN NEW PLASMA PRODUCTS AGREEMENT

CSL Limited announced today that it has signed an agreement with the National Blood Authority, acting on behalf of both State and Commonwealth Governments, to continue to provide the Australian community with safe, secure and affordable plasma therapeutic products.

"CSL welcomes the opportunity to continue to provide life-saving plasma therapeutics to Australians living with a variety of serious medical conditions" the Managing Director and Chief Executive Officer of CSL Limited, Dr. Brian McNamee said today.

Under the new Plasma Products Agreement, CSL will supply a broad range of plasma therapeutics manufactured exclusively at its Broadmeadows, Victoria production facility from plasma provided by the Australian Red Cross Blood Service. In addition, under the new Agreement, CSL will provide a comprehensive range of services to the National Blood Authority and medical providers involved in specialised therapeutic areas.

The Agreement also supports the important, long standing collaboration between CSL and the Australian Red Cross Blood Service. This collaboration ensures that Australians will continue to have secure, safe and prompt access to a comprehensive range of plasma-derived medical treatments.

The Plasma Products Agreement will commence on 1 January 2005 and will run for five years until 31 December 2009.

For further information please contact:

Investors
Mr Mark Dehring
Head of Investor Relations
CSL Limited
Mobile: 0423 780 328

Media
Ms Rachel David
Director of Public Affairs
CSL Limited
Mobile: 0401 775 779
or
Hintons
Tim Duncan
Telephone: +61 3 9600 1979
Mobile: 0408 441 122

CSL Enters Agreement on Sale of JRH, January 19, 2005

CSL Enters Agreement on Sale of JRH

CSL Limited announced today that it has entered into an agreement with Sigma-Aldrich Corporation for the sale of its cell culture reagent business, JRH Biosciences (JRH) for US$370m (A$492m) subject to normal purchase conditions and adjustments which compares with a book value of A$137m as at 30 June 2004.

CSL's Managing Director, Dr Brian McNamee said, "JRH is poised to move into its next stage of development. To ensure JRH's continuing success and maximise its value to CSL we have decided to divest the business".

"The sale unlocks significant value for CSL shareholders and provides an outstanding return on CSL's investment in JRH, which was purchased in 1994 for US$20m when operating at a loss", he said.

"The Board is delighted that Sigma-Aldrich has recognised the strategic value of JRH's expertise in the science associated with cell culture and sera and the quality of its operations and people", Dr McNamee said.

JRH is a global market leader in developing, manufacturing and marketing cell culture and serum products and services that are used in manufacturing vaccines, biopharmaceuticals and gene therapy products. The business employs approximately 400 people and has operations located at Lenexa, Kansas (USA); Denver, Pennsylvania (USA); Caseyville, Illinois (USA); Andover (United Kingdom); and Brooklyn, Victoria (Australia).

Dr McNamee said "The sale of JRH is another step in reshaping CSL as a leading human biopharmaceutical company with a focus on innovation in medical therapies".

In March of last year CSL purchased Aventis Behring, the plasma business of Aventis SA, which followed the announcement of the sale of its Animal Health business in December 2003.

The Board will evaluate options for best use of the sale proceeds. These include funding research and development activities and various capital management initiatives to ensure CSL has the most appropriate capital structure going forward. CSL expects to be in a position to provide more details after completion of the sale.

Completion of the sale is expected in the first quarter of the 2005 calendar year and is conditional on standard regulatory approvals, including approval from the U.S antitrust authorities.

For further Information please contact:

Investors
Mark Dehring
CSL Investor Relations
+613 9389 2818

Media
Hintons
Olivia Withers: +613 9600 1979
Tim Duncan Mobile: 0408 441 122

Press Release: CSL Limited and Merck & Co., Inc. enter into Cross-License and Settlement Arrangement with Glaxosmithkline for HPV Vaccine Patents, February 3, 2005

CSL

Press Release
3 February, 2005

CSL LIMITED AND MERCK & CO, INC ENTER INTO CROSS-LICENSE AND SETTLEMENT ARRANGEMENT WITH GLAXOSMITHKLINE FOR HPV VACCINE PATENTS

CSL today announced a cross-license and settlement arrangement between CSL, Merck & Co Inc, (Merck) and GlaxoSmithKline (GSK) regarding certain patents related to the human papillomavirus (HPV) vaccine.

In 1995 CSL entered into an exclusive License Agreement with Merck for certain patents and know-how related to HPV which had been previously licensed by CSL from the University of Queensland as a result of a research collaboration undertaken between them. This collaboration formed the basis for the development by Merck of an investigational HPV vaccine candidate which is currently in Phase III clinical trials. The financial terms between CSL and Merck are unchanged by the Agreement announced today. However, depending upon the outcome of certain US patent proceedings, CSL would receive royalties from Merck for an extended period.

Under the arrangement announced today and in addition to milestones and royalties payable by Merck, CSL will also receive from GSK separately negotiated milestones and royalties related to GSK's development and sales of its HPV vaccine. Further financial details and terms were not disclosed.

For further information please contact:

Investors
Mr Mark Dehring
Head of Investor Relations, CSL Limited
Ph: +61 3 9389 2818
Mobile: 0423 780 328

Media
Ms Rachel David
Director of Public Affairs, CSL Limited
Ph: +61 3 9389 1821
Mobile: 0401 775 779

Half Yearly Report/Half Year Accounts/Share Buy-Back, February 23, 2005

CSL

23 February 2005

CSL REPORTS $160M FIRST HALF RESULT
SHARE BUYBACK ANNOUNCED - 5% OF SHARE CAPITAL

CSL Limited today announced its first half result for period ended 31 December 2004.

HIGHLIGHTS

Financial

- Reported net profit after tax up 531% (308% pre-goodwill), compared to six months ended 31 December 2003, to $160.1 million ($181.7m pre-goodwill)
  - includes $95.8 million inventory benefit and an adverse foreign exchange impact of $34m;
- Sales revenue up 122.3% to $1.4 billion;
- Net operating cashflow up 290% to $192 million;
- Gearing down – net debt to net debt plus equity now 24%;
- Interim dividend of 17 cents, fully franked, payable on 15 April 2005;
- Suspension of Dividend Reinvestment Plan;
- Value of ZLB Behring integration benefits upgraded to US$130–150 million; and
- Sale of JRH, CSL's cell culture business, for US$370m (post period close).

Operational

- HPV - Cross license settlement with GSK and Merck;
- Integration of ZLB Behring ahead of plan – 88% of milestones completed;
- Inventories acquired from Aventis Behring reduced by $160 million;
- US IVIG price environment improving;
- Australian Plasma Products Agreement in place;
- Recombinant FVIII (Kogenate® FS) exclusive Australian distribution agreement with Bayer; and
- Successful tender for Australian influenza vaccine supply contract for CSL's Fluvax®.

Dr McNamee, CSL's Managing Director said, "This is a strong result. It endorses the strategy presented to shareholders over 12 months ago at the time of acquiring Aventis Behring. The last six months have seen a wave of initiatives designed to reshape CSL as a global bio-pharmaceutical company.

"Plasma therapy inventory levels are normalising and pricing is returning to economically sustainable levels. The integration of ZLB Behring is running ahead of plan and the cross license agreement with Merck and GSK provides for increased future HPV vaccine revenue flow to the company, assuming product licences are granted. All of these factors give us confidence for the future.

Phone: +61 3 9389 1911 CSL Limited (ABN 99 051 588 348) Fax: +61 3 9387 8454
45 Poplar Road, Parkville Victoria 3052 Australia

"In this positive market environment and in light of our strong cash flows from operations, our low net debt levels and various corporate initiatives, we consider it appropriate to undertake a capital management program. I'm pleased to announce that the company proposes to conduct an on market share buyback of up to 10 million shares representing approximately 5% of issued capital.

"Our preference is to maintain an efficient balance sheet. Strong cash flows, cash on hand and undrawn bank facilities give us the ability to fund the buyback while retaining the capacity to finance our research and development needs, invest in our existing businesses and pursue strategic growth opportunities that may arise.

"In line with the buyback initiative we are suspending the company's Dividend Reinvestment Plan," Dr McNamee said.

BUSINESS REVIEW

CSL Limited's operating results for the six months ended 31 December 2004 reflects the positive impact of the inclusion of six months trading by ZLB Behring. Aventis Behring was acquired on 31 March 2004 and is currently in the final stages of integration with CSL's existing business ZLB to form ZLB Behring, with 88% of integration milestones having now been achieved.

Financial benefit from the integration of the Commercial Operations and duplication of head office functions of ZLB Inc. and Aventis Behring have been realised. Similarly financial benefit from the rationalisation of Research and Development will increasingly be realised in the second half of fiscal 2005. Synergy benefits are now starting to build up in inventory manufactured under the new lower output manufacturing plan in the restructured business. The majority of this financial benefit will flow in fiscal 2006 and beyond as the inventory is sold.

Registration in Bern of Kankakee's fractions II + III has been achieved and transfer of this 'paste' between the manufacturing facilities in the US and Switzerland has commenced. This key element in delivering yield benefits for the company has been accomplished ahead of plan. Remaining integration tasks will revert to site managers in April of this year when the integration office is closed.

The inventory acquired with Aventis Behring has been successfully managed down by US$160 million and converted to cash.

The Human Health business result includes some recent increases in the average sale price of IVIG in the USA and the realisation of $95.8m in discounted inventory (US$70.5 million) that was acquired as part of the Aventis Behring acquisition.

A new Plasma Products Agreement with the Australian National Blood Authority was signed in December 2004 providing for the supply of a broad range of plasma therapeutics from the Group's Broadmeadows production facility for a period of five years.

An agreement has been reached with Bayer HealthCare – Australia, for the exclusive distribution rights for Kogenate® FS in Australia for an initial period of five years. Kogenate® FS is a leading recombinant factor VIII and, as the market becomes available, enables CSL Bioplasma to offer an expanded range of products to people living with Haemophilia A.

In December 2004 CSL successfully contracted with the Australian Commonwealth Government to supply 65% of their influenza vaccine requirements over the next three years. In addition, in the event of a pandemic, CSL will manufacture pandemic vaccine doses - all of which will be manufactured in the company's upgraded and expanded flu vaccine production facility in Melbourne.

The Biosciences business, JRH, continued to grow with sales up 22% measured in its local operating currency of US dollars. In January this year, subsequent to the half-year period close, the company announced the sale of JRH for US$370 million. Closure of the deal is expected during the first quarter of calendar 2005.

The strong performance by the CSL Group has enabled an expansion of Research and Development investment, up 79.2% to $75.5 million.

OUTLOOK

Commenting on CSL's outlook, Dr McNamee said, "Plasma therapeutics is an important industry that is benefiting from consolidation. Inventory levels are normalising and balance is returning to supply and demand levels resulting in a more appropriate pricing environment.

"The ZLB Behring integration has been very well executed, attesting to the calibre of the staff involved. The success of integration and the improved operating environment have given us cause to anticipate a higher level of acquisition benefits, which includes raising our estimate of the ongoing value of integration benefits to between $US130 million and US$150 million.

"In relation to expectations for fiscal year 2004/05 we note market consensus for net profit after tax, or NPAT, is $270 million, not including the profit on sale of JRH.

Despite the expected absence of JRH's normal operating contribution in the second half of this fiscal year and the absorption of the currency impact of a weakening US dollar, we currently anticipate achieving an NPAT for 2004/05 of between $270 and $295 million. A result towards the upper end of this range is largely dependent upon selling a higher amount of inventory acquired at a discount from Aventis Behring. This is of course subject to currency fluctuation and material price movements in core plasma products," Dr McNamee said.

For further information, please contact:

Mark Dehring
Head of Investor Relations
CSL Limited
Telephone: +613 9389 2818
Email: mark.dehring@csl.com.au

CSL Limited

ABN: 99 051 588 348

ASX Half-year information
31 December 2004

Lodged with the ASX under Listing Rule 4.2A.
This information should be read in conjunction with the 30 June 2004 Annual Report.

Contents

CSL Limited

ABN: 99 051 588 348

Appendix 4D
Half-year ended 31 December 2004

(Previous corresponding period:
Half-year ended 31 December 2003)

Results for Announcement to the Market

- Revenues from ordinary activities up 124.5% to $1,437,457,000.
- Profit from ordinary activities after tax attributable to members up 530.8% to $160,111,000.
- Net profit for the period attributable to members up 530.8% to $160,111,000.

Dividends

	Amount per security	Franked amount per security
Interim dividend (declared subsequent to balance date)	17¢	17¢
Interim dividend from the previous corresponding period	12¢	12¢
Final dividend (prior year)	26¢	26¢
Record date for determining entitlements to the dividend:	14 March 2005	

For further explanation of the results please refer to the accompanying press release and "Review of operations" in the Directors' report.

CSL Limited
Half-year report – 31 December 2004

Contents

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2004 and any public announcements made by CSL Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

CSL Limited
Directors' report

The Board of Directors of CSL Limited has pleasure in presenting their report on the consolidated entity for the half-year ended 31 December 2004.

Directors

The following persons were directors of CSL Limited during the whole of the half-year and up to the date of this report:

Mr P H Wade (Chairman)
Dr B A McNamee (Managing Director)
Mr J Akehurst
Miss E A Alexander, AM
Mr A M Cipa
Mr I A Renard
Mr K J Roberts, AM
Dr A C Webster

Mr M A Renshaw was appointed a director in July 2004 and continues in office at the date of this report.

Review of Operations

Total revenue for the Group increased by 124.5% to $1.437 billion and net profit after tax increased by 530.8% to $160.1 million. Cashflow generated from operations for the half increased by 290.5% to $192.1 million.

CSL Limited's operating results for the six months ended 31 December 2004 reflects the positive impact of the inclusion of six months trading by ZLB Behring. Aventis Behring was acquired on 31 March 2004 and is currently in the final stages of integration with CSL's existing business ZLB to form ZLB Behring, with 88% of integration milestones having now been achieved.

Financial benefit from the integration of the Commercial Operations and duplication of head office functions of ZLB Inc. and Aventis Behring have been realised. Similarly financial benefit from the rationalisation of Research & Development will increasingly be realised in the second half of fiscal 2005. Synergy benefits are now starting to build up in inventory manufactured under the new lower output manufacturing plan in the restructured business. The majority of this financial benefit will flow in fiscal 2006 and beyond as the inventory is sold.

Registration in Bern of Kankakee's fractions II + III has been achieved and transfer of this 'paste' between the manufacturing facilities in the US and Switzerland has commenced. This key element in delivering yield benefits for the company has been accomplished ahead of plan. Remaining integration tasks will revert to site managers in April of this year when the integration office is closed.

The inventory acquired with Aventis Behring has been successfully managed down by US$160 million and converted to cash.

The Human Health business' result includes some recent increases in the average sale price of IVIG in the USA and the realisation of $95.8m in discounted inventory (US$70.5 million) that was acquired as part of the Aventis Behring acquisition.

A new Plasma Products Agreement with the Australian National Blood Authority was signed in December 2004 providing for the supply of a broad range of plasma therapeutics from the Group's Broadmeadows production facility for a period of five years.

CSL Limited
Directors' report

Review of Operations (continued)

An agreement has been reached with Bayer HealthCare – Australia, for the exclusive distribution rights for Kogenate® FS in Australia for an initial period of five years. Kogenate® FS is a leading recombinant factor VIII and, as the market becomes available, enables CSL Bioplasma to offer an expanded range of products to people living with Haemophilia A.

In December 2004 CSL successfully contracted with the Australian Commonwealth Government to supply 65% of their influenza vaccine requirements over the next three years. In addition, in the event of a pandemic, CSL will manufacture a sufficient quantity of pandemic vaccine doses - all of which will be manufactured in the company's upgraded and expanded flu vaccine production facility in Melbourne.

The Biosciences business, JRH, continued to grow with sales up 22% measured in its local operating currency of US dollars. In January this year, subsequent to the half-year period close, the company announced the sale of JRH for US$370 million. Closure of the deal is expected during the first quarter of calendar 2005.

The strong performance by the CSL Group has enabled an expansion of Research and Development investment, up 79.2% to $75.5 million.

A final dividend of 26 cents per ordinary share, fully franked, was paid out of profits for the year ended 30 June 2004, on 8 October, 2004. The Directors have declared an interim dividend of 17 cents per ordinary share, fully franked at 30% to be paid on 15 April, 2005.

The company also announced on 23 February 2005, that it will undertake an on market buy-back of up to 10 million shares.

Auditor's independence declaration

A copy of the auditor's independence declaration as required under section 307C of the *Corporations Act 2001* is set out on page 6.

Rounding of Amounts

The chief entity is a company entitled to relief under Australian Securities & Investments Commission Class Order 98/100. In accordance with that Class Order, amounts in the consolidated financial statements and the Directors' Report have been rounded to the nearest $1,000, unless specifically stated to be otherwise.

This report has been made in accordance with a resolution of the directors.

Peter H Wade
CHAIRMAN

Brian A McNamee
MANAGING DIRECTOR

23 February 2005

ERNST & YOUNG

120 Collins Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 9654 6166
DX 293 Melbourne

Auditor's Independence Declaration to the Directors of CSL Limited

In relation to our review of the financial report of CSL Limited for the half-year ended 31 December 2004, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Ivan Wingreen
Partner

23 February 2005

CSL Limited
Consolidated Statement of Financial Performance
For the half-year ended 31 December 2004

	Notes	Consolidated Entity December 2004 $000	Consolidated Entity December 2003 $000
Sales revenue	2	1,414,146	636,138
Cost of sales		(863,987)	(421,369)
Gross profit		550,159	214,769
Other revenues		23,311	4,213
Research and development expenses		(75,478)	(42,130)
Selling and marketing expenses		(144,259)	(53,948)
General and administration expenses		(110,794)	(41,830)
Borrowing costs		(20,206)	(10,965)
Other expenses		(25,034)	(24,853)
Profit from ordinary activities before income tax expense	3	197,699	45,256
Income tax expense relating to ordinary activities	4	(37,588)	(19,874)
Net profit attributable to members of CSL Limited	9	160,111	25,382
Net exchange difference on translation of financial statements of self-sustaining foreign operations		(20,801)	(26,219)
Total revenues, expenses and valuation adjustments attributable to members of CSL recognised directly in equity		(20,801)	(26,219)
Total changes in equity other than those resulting from transactions with owners as owners attributable to members of CSL Limited		139,310	(837)
		Cents	Cents
Basic earnings per share	5	81.2	15.6
Diluted earnings per share	5	80.8	15.6

The above statement of financial performance should be read in conjunction with the accompanying notes.

CSL Limited
Consolidated Statement of Financial Position
As at 31 December 2004

		Consolidated Entity		
		December 2004	June 2004	December 2003
	Notes	$000	$000	$000
CURRENT ASSETS				
Cash assets		**273,233**	114,896	502,732
Receivables		**606,554**	532,196	161,855
Inventories		**1,254,227**	1,352,578	485,894
Other		**26,230**	31,860	31,539
Total Current Assets		**2,160,244**	2,031,530	1,182,020
NON-CURRENT ASSETS				
Receivables		**10,967**	6,489	7,464
Other financial assets		**17,803**	8,223	3,241
Property, plant and equipment		**876,707**	887,017	519,618
Deferred tax assets		**75,805**	77,644	24,315
Intangibles		**841,861**	859,870	829,561
Other		**3,940**	4,610	4,190
Total Non-Current Assets		**1,827,083**	1,843,853	1,388,389
TOTAL ASSETS		**3,987,327**	3,875,383	2,570,409
CURRENT LIABILITIES				
Payables		**396,891**	458,502	170,352
Interest-bearing liabilities		**38,355**	13,297	-
Current tax liabilities		**18,924**	26,903	18,976
Provisions		**112,689**	199,406	30,522
Total Current Liabilities		**566,859**	698,108	219,850
NON-CURRENT LIABILITIES				
Payables		**30,479**	19,559	39,109
Interest bearing liabilities		**930,353**	834,788	553,283
Deferred tax liabilities		**91,853**	80,577	46,112
Provisions		**174,268**	168,309	23,226
Total Non-Current Liabilities		**1,226,953**	1,103,233	661,730
TOTAL LIABILITIES		**1,793,812**	1,801,341	881,580
NET ASSETS		**2,193,515**	2,074,042	1,688,829
EQUITY				
Contributed equity	7	**1,533,829**	1,502,417	1,378,602
Reserves	8	**56,684**	76,587	(13,226)
Retained profits	9	**603,002**	495,038	323,453
TOTAL EQUITY		**2,193,515**	2,074,042	1,688,829

The above statement of financial position should be read in conjunction with the accompanying notes.

CSL Limited
Consolidated statement of Cash Flows
For the half-year ended 31 December 2004

	Consolidated Entity December 2004	December 2003
	$000	$000
Cash flows from Operating Activities		
Receipts from customers (inclusive of goods and services tax)	1,354,069	640,994
Payments to suppliers and employees (inclusive of goods and services tax)	(1,112,948)	(562,536)
Interest received	4,169	566
Income taxes paid	(39,666)	(19,433)
Borrowing costs	(13,558)	(10,401)
Net cash inflow from operating activities	192,066	49,190
Cash flows from Investing Activities		
Proceeds from sale of property, plant and equipment	722	402
Payments for property, plant and equipment	(64,780)	(27,857)
Payments for other investments	-	(455)
Proceeds from other investments	375	-
Purchase of controlled entities	-	(14,576)
Payments for restructuring of acquired entities and businesses	(60,606)	(269)
Payment for intellectual property	(9,237)	(8,123)
Net cash outflow from investing activities	(133,526)	(50,878)
Cash flows from Financing Activities		
Proceeds from issue of shares	5,492	429,926
Dividends paid	(29,737)	(22,688)
Proceeds from borrowings	175,316	21,790
Repayment of borrowings	(46,449)	(4,671)
Net cash inflow from financing activities	104,622	424,357
Net increase/(decrease) in cash held	163,162	422,669
Cash at the beginning of the period	110,343	82,855
Exchange rate variations on foreign cash balances	(5,425)	(2,792)
Cash at the end of the period	268,080	502,732

Reconciliation of Cash

Cash at the end of the period as shown in the statement of cash flows is reconciled as follows:

Cash on hand	146,127	102,732
Cash deposits	127,106	400,000
Bank overdrafts	(5,153)	-
	268,080	502,732

The above statement of cash flows should be read in conjunction with the accompanying notes.

CSL Limited
Notes to the Consolidated Financial Statements
For the half-year ended 31 December 2004

Note 1. Basis of Preparation of the half-year financial report

This general purpose financial report for the interim half-year reporting period ended 31 December 2004 has been prepared in accordance with accounting standard AASB 1029 *Interim Financial Reporting*, other mandatory professional reporting requirements (Urgent Issues Group Consensus Views), other authoritative pronouncements of the Australian Accounting Standards Board and the *Corporations Act 2001*.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2004 and any public announcements made by CSL Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

Note 2. Segmental Information

Primary Reporting - business segments

December 2004	ZLB Behring	Other Human Health	Total Human Health	Biosciences	Animal Health	Elimin-ations	Consoli-dated
	$000	$000	$000	$000	$000	$000	$000
External sales	1,091,376	203,998	1,295,374	118,772	-	-	1,414,146
Other external revenue	14,907	2,120	17,027	-	-	-	17,027
Intersegment revenue	-	34	34	330	-	(364)	-
Segment revenue	1,106,283	206,152	1,312,435	119,102	-	(364)	1,431,173
Unallocated revenue							6,284
Total revenue							1,437,457
Segment earnings	154,513	41,695	196,208	23,456	-	-	219,664
Borrowing costs							(20,206)
Unallocated expense net of unallocated revenue							(1,759)
Profit from ordinary activities before tax							197,699
Income tax expense							(37,588)
Profit from ordinary activities after tax							160,111

December 2003	Total Human Health	Biosciences	Animal Health	Elimin-ations	Consoli-dated
	$000	$000	$000	$000	$000
External sales	500,386	98,712	37,040	-	636,138
Other external revenue	1,444	-	289	-	1,733
Intersegment revenue	18	792	-	(810)	-
Segment revenue	501,848	99,504	37,329	(810)	637,871
Unallocated revenue					2,480
Total revenue					640,351
Segment earnings	28,837	22,421	4,701	-	55,959
Borrowing costs					(10,965)
Unallocated expense net of unallocated revenue					262
Profit from ordinary activities before tax					45,256
Income tax expense					(19,874)
Profit from ordinary activities after tax					25,382

CSL Limited
Notes to the Consolidated Financial Statements
For the half-year ended 31 December 2004

Note 2. Segmental Information (cont...)

Defined business segments	***Products/services***
Total Human Health	Develops, manufactures and markets biopharmaceutical products to the human health industry.
Biosciences	Develops, manufactures and markets cell culture reagents used in the manufacture of vaccines, biopharmaceuticals and gene therapy products.
Animal Health	Develops, manufactures and markets vaccines and diagnostics to protect livestock and companion animals.

The Human Health business segment has been further broken down into ZLB Behring and Other Human Health to assist with external analysis of the financials. ZLB Behring is the newly created Group following the acquisition of Aventis Behring and includes the acquired business and the existing ZLB Bioplasma businesses. Other Human Health includes CSL Pharmaceutical and CSL Bioplasma. The 2003 Human Health segment combines Human Health and Plasma Services for comparative purposes.

The Group sold its Animal Health Business on 26 March 2004.

Note 3. Operating Profit

	Consolidated Entity	
	December 2004	December 2003
Profit from ordinary activities before income tax includes:	**$000**	$000
Interest paid/payable to other persons	**19,206**	10,390
Amortisation of borrowing costs	**1,000**	575
Depreciation	**58,151**	31,462
Amortisation of leasehold improvements	**2,518**	1,028
Amortisation of intellectual property (i)	**1,497**	1,398
Goodwill amortisation (i)	**23,537**	23,356

(i) The functional expense classification of Other Expenses includes goodwill and intellectual property amortisation.

CSL Limited
Notes to the Consolidated Financial Statements
For the half-year ended 31 December 2004

Note 4. Income Tax

The income tax expense from ordinary activities for the period differs from the amount calculated on the profit. The differences are reconciled as follows:

	Consolidated Entity	
	December 2004 $000	December 2003 $000
Profit from ordinary activities before income tax expense	197,699	45,256
Income tax calculated at 30%	59,310	13,577
Tax effect of permanent differences		
Non-deductible depreciation and amortisation	5,173	148
Research and development	(1,060)	(1,075)
Equity raising costs	(440)	(226)
Restructuring costs relating to acquisition of controlled entity	(11,213)	-
Inventory cost base differences	(37,012)	-
Sundry items	906	(845)
Unrecognised deferred tax assets	9,440	-
Effects of different rates of tax on overseas income	5,074	8,189
Under/(over) provision in previous year	7,410	106
Income tax expense attributable to profit from ordinary activities	37,588	19,874

Tax consolidation legislation
The consolidated entity has applied UIG 52 "Income Tax Accounting under the Tax Consolidation System" for the period ended 31 December 2004. The application of UIG 52 has not materially impacted the consolidated entity's deferred tax balances.

Note 5. Earnings Per Share

	Consolidated Entity	
	December 2004 $000	December 2003 $000
The following reflects the income and share information used in the calculation of basic and diluted earnings per share:		
Earnings used in calculating basic earnings per share	160,111	25,382
	Number of shares	
Weighted average number of ordinary shares used in the calculation of basic earnings per share:	197,226,179	162,593,314
Effect of dilutive securities:		
Share options	460,562	375,665
Performance rights	385,836	-
Adjusted weighted average number of ordinary shares used in calculating diluted earnings per share	198,072,577	162,968,979

Conversions, calls, subscription or issues after 31 December 2004
There have been no ordinary shares issued since 31 December 2004.

There have been no other conversions to, calls of, or subscriptions for ordinary shares or issues of potential ordinary shares since the reporting date and before the completion of this financial report.

CSL Limited
Notes to the Consolidated Financial Statements
For the half-year ended 31 December 2004

Note 6. Dividends

	Consolidated Entity	
	December 2004 $000	December 2003 $000
Ordinary shares		
Dividends provided for or paid during the half-year	51,249	35,204
Dividends not recognised at the end of the half-year		
Since the end of the half-year the directors have recommended the payment of an interim dividend of 17 cents (2003 - 12 cents) per fully paid ordinary share, fully franked at 30%. The aggregate amount of the proposed interim dividend expected to be paid on 15 April 2005 out of retained profits at 31 December 2004, but not recognised as a liability at the end of the half-year is	33,650	23,492

Dividend Reinvestment Plan

The company's Dividend Reinvestment Plan has been suspended for the current interim dividend.

Note 7. Contributed Equity

Movements in the contributed equity for the six months ended 31 December 2004:

	Number of shares	$000
Balance as at 1 July 2004	196,448,377	1,502,417
Shares issued to employees through participation in SESOP II	692,036	9,421
Shares issued to shareholders through participation in Dividend Reinvestment Plan	770,457	21,442
Shares issued to employees through participation in General Employee Share Plan	32,431	549
Balance as at 31 December 2004	197,943,301	1,533,829

Note 8. Reserves

	Consolidated Entity		
	December 2004 $000	June 2004 $000	December 2003 $000
Composition			
Asset revaluation reserve	22,835	22,051	22,308
Foreign currency translation reserve	33,849	54,536	(35,534)
	56,684	76,587	(13,226)

Nature and purpose of reserves

The Asset Revaluation Reserve was used to record increments and decrements in the value of non-current assets. The reserve can only be used to pay dividends in limited circumstances. All land and buildings previously revalued are now carried at deemed cost.

The Foreign Currency Translation Reserve is used to record exchange differences arising from the translation of the financial statements of self-sustaining operations and exchange gains and losses arising on those foreign currency borrowings which are designated as hedges of self-sustaining controlled foreign entities.

CSL Limited
Notes to the Consolidated Financial Statements
For the half-year ended 31 December 2004

Note 9. Retained Profits

	$000
Retained profits as at 1 July 2004	495,038
Transfer from reserves	(898)
Dividends provided for or paid	(51,249)
Net profit attributable to CSL Limited	160,111
Retained Profits as at 31 December 2004	603,002

Note 10. NTA Backing

	December 2004	June 2004	December 2003
Net tangible asset backing per ordinary security	$6.83	$6.18	$4.55

Note 11. Changes in controlled entities

The parent entity did not gain or lose control of any entities during the half-year.

Note 12. Adoption of Australian equivalents of International Financial Reporting Standards

As noted in the 2004 Annual Report, the CSL Group will be required to prepare financial statements for the year ending 30 June 2006 that comply with Australian equivalents of International Financial Reporting Standards and their related pronouncements as issued and recognised by the Australian Accounting Standards Board (AIFRS).

In order to comply with this requirement, the CSL Group established a formal AIFRS Project Steering Committee in 2003 to plan and manage the convergence to AIFRS, monitor the developments in AIFRS and ensure it is prepared to report under AIFRS for the year ending 30 June 2006. The AIFRS Steering Committee includes senior members of management, is monitored by the Group Finance Director, and reports to the Audit and Risk Management Committee on the progress towards transition. As a part of the project for the implementation of AIFRS, the AIFRS Steering Committee set-up seven specific project teams, each responsible for evaluating the impact of a specific group of accounting changes associated with the transition to AIFRS.

The project has been separated into four phases – Impact analysis, design and planning, solution development and implementation. The first three phases of the project are now largely complete and the focus has now moved predominantly to the "Implementation" phase and therefore focusing on the quantification of adjustments to the Group's opening balance sheet and ongoing accounting under AIFRS. The key differences in accounting policies that are expected to arise from the adoption of AIFRS remain those that were disclosed and explained in the 2004 Annual Report – Goodwill, Employee Benefits, Share-based Payments, Income Taxes, Government Grants and Financial Instruments. It should be noted that at this stage the impacts of each area on the financial statements have not been fully quantified.

Note 13. Contingent Liabilities and Contingent Assets

There have been no changes to contingent liabilities and contingent assets since the last annual reporting date.

Note 14. Events occurring after reporting date

On 19 January 2005, the consolidated entity announced it had entered into an Agreement with Sigma-Aldrich Corporation for the sale of its cell culture business, JRH Biosciences for $US370 million. Completion of the sale is expected in the first quarter of the 2005 calendar year.

The company also announced on 23 February 2005, that it will undertake an on market buy-back of up to 10 million shares.

CSL Limited
Directors' Declarations

The directors declare that:

(a) the financial statements and notes of the consolidated entity:

  (i) give a true and fair view of the financial position as at 31 December 2004 and the performance for the half-year ended on that date of the consolidated entity; and

  (ii) comply with Accounting Standard AASB 1029 'Interim Financial Reporting' and the Corporations Regulations 2001; and

(b) in the directors' opinion there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Made in accordance with a resolution of directors.

Peter H Wade Chairman	Brian A McNamee Managing Director

Melbourne
23 February 2005

ERNST & YOUNG

120 Collins Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 9654 6166
DX 293 Melbourne

Independent review report to members of CSL Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows and accompanying notes to the financial statements for the consolidated entity comprising both CSL Limited (the company) and the entities it controlled during the half year, and the directors' declaration for the company, for the period ended 31 December 2004.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the consolidated entity, and that complies with Accounting Standard AASB 1029 "Interim Financial Reporting", in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review of the financial report in order to make a statement about it to the members of the company, and in order for the company to lodge the financial report with the Australian Stock Exchange and the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements, in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the *Corporations Act 2001*, Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory financial reporting requirements in Australia, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and of its performance as represented by the results of its operations and cash flows.

A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the Directors' Report.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of the consolidated entity, comprising CSL Limited and the entities it controlled during the half year is not in accordance with:

(a) the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the financial position of the consolidated entity at 31 December 2004 and of its performance for the half year ended on that date; and

  (ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Ivan Wingreen
Partner
Melbourne
23 February 2005

CSL Limited
2004/05 Half Year Result
23 February 2005

CSL Limited
Biopharmaceuticals for Life

Disclaimer

Forward looking statements

The forward looking statements included in these materials involve subjective judgment and analysis and are subject to significant uncertainties, risks, and contingencies, many of which are outside the control of, and are unknown to, CSL. In particular, they speak only as of the date of these materials, they assume the success of CSL's business strategies, and they are subject to significant regulatory, business, competitive and economic uncertainties and risks.

No representation, warranty or assurance (express or implied) is given or made in relation to any forward looking statement by any person (including CSL). In particular, no representation, warranty or assurance (express or implied) is given in relation to any underlying assumption or that any forward looking statement will be achieved. Actual future events may vary materially from the forward looking statements and the assumptions on which the forward looking statements are based. Given these uncertainties, readers are cautioned to not place undue reliance on such forward looking statements.

Subject to any continuing obligations under applicable law or any relevant listing rules of the ASX, CSL disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements in these materials to reflect any change in expectations in relation to any forward looking statements or any change in events, conditions or circumstances on which any such statement is based. Nothing in these materials shall under any circumstances create an implication that there has been no change in the affairs of CSL since the date of these materials.

Highlights

Corporate

- Sale of JRH
- Capital management

Results

- NPAT up 531%
- Cashflow up 290%
- EPS 81.2 cents

R&D

- HPV - Filing 2nd half 2005
- HPV - Cross licensing settlement
- Sandoglobulin Liquid product launch
- Vivaglobin Subcutaneous - EU Registration

Operational

- Ig paste transfer to Bern
- Australian Plasma Products Agreement
- IVIG prices improving

Financial Performance

	Reported A$M	Chg	FX Adj A$M	Chg
Revenues	1,437	124%	1,466	129%
EBITDA	301	169%	337	202%
EBIT	214	291%	250	358%
EBIT Margin	*15.1%*		*17.3%*	
NPAT (Pre G/W)	182	308%	215	384%
CFO	192	290%	205	316%
DPS cents	17	42%		

CSL Limited
Biopharmaceuticals for Life

ZLB Behring Integration

Integration ahead of plan

Integration Milestones



800
700
600
500
400
300
200
100
0
# of milestones
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
Jan-05
Feb-05
Mar-05
Apr-05
May-05
Jun-05
Jul-05
88% of milestones completed

1H05 - Key Achievements

- 88% of milestones completed
- Vienna closed
- Fractions II + III from Kankakee registered in Bern
- Plasma supply chain integration complete
- Throughput reduced by 1.1 million litres

Sales Momentum Maintained During Integration

CSL Limited
Biopharmaceuticals for Life

Acquisition Benefit Phasing


Com Ops & KOP
R&D
COGS
US$130 - 150M
Inventory Benefit
IVIG pipeline
IVIG Pricing
FY 2004
FY 2005
FY 2006

CSL Limited
Biopharmaceuticals for Life

ZLB Behring Staff Numbers



9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
~2,250
Mar 04
Jun 04
Dec 04

ZLB Behring integration office to close April 2005
Remaining tasks revert to site managers

CSL Limited
Biopharmaceuticals for Life

ZLBB - Japan Integration

- Estimated annual sales ~ US$150m
- ZLB Behring KK operational as fully independent entity on 1 October 2004
  - required complex carve out from Aventis Japan
- Product licences transferred
  - Tachocomb sales commenced Oct 04
  - Import, manufacturing and distribution Licence obtained
- Commissioning of Yashio site for packaging, quality control and distribution completed

Plasma Services Integration

- All 25 former ABS centres converted to ZLB PS now totalling 63 in the US
- Centralised Donor Management System successfully installed
- US facility lease terminations progressing
- Trucking operations divested
- Harmonised plasma specifications
- Consolidated Laboratories to Knoxville and HQ functions consolidated in Boca Raton

CSL Limited
Biopharmaceuticals for Life

Business Unit Performance

ZLB Behring

Sales $1,106m (US$814m), EBITA $182m

Integration ahead of plan

- Final integration office meeting April 2005

US IVIG pricing environment improving

Inventories managed down

Currency continues to influence

US Medicare Modernisation Act

- No evidence of sales impact
- Cost effective products become more attractive

ZLBB 1H05 Sales - Therapy Group



Immuno globulins 31%
Other 2%
pd Coag 26%
rFVIII 19%
Critical Care 17%
Wound Healing 5%

Broad portfolio of products

CSL Limited
Biopharmaceuticals for Life

ZLBB - Market Conditions

Humate / Haemate *(vWF)*	- 60% of pdFVIII sales (50% of pdCoag sales) - Major use – vWF and inhibitor patients - Moderate growth - Not subject to rFVIII canabalisation
Beriate / Monoclate *(pdFVIII)*	- Beriate a mature product, prices and volumes steady in Europe - Expect to maintain volumes and prices going forward - Monoclate declining in the USA down 10%
Helixate *(rFVIII)*	- Prices steady - 8% volume growth - Expect continued price stability with volume growth of 10%+ over the next 12 months

ZLBB - Market Conditions

Carimune *(IVIG - US)*	- Average Sales Prices increasing - currently ~US$36-38 - Expect further price growth - US market growth 7-8% - No shortages
AlbRx *(Albumin)*	- Prices & volumes steady - Expect some price growth in medium term - US industry inventories significantly reduced
Zemara *(Alpha 1)*	- Good patient growth off low base

ZLBB 1H05 Sales - Geographic



Intercont.
10%
Central
Europe
22%
America
40%
Western
Europe
22%
Japan
6%*

* *Sales from 1 October 2004*
Estimated annual sales of US$150m

Global Sales Reach

CSL Limited
Biopharmaceuticals for Life

ZLBB - Inventory Management



US$M
1,200
1,000
800
600
400
200
0
ZLB Behring Inventory
$160m
ZLB
Mar 04
Dec 04

December shown at Mar 04 rates to allow comparison

Successful Inventory Reduction

CSL Limited
Biopharmaceuticals for Life

ZLBB R&D Highlights

- Liquid Sandoglobulin
  - Product launched in Switzerland & UK
  - EU Mutual Recognition Process initiated
  - PID study in USA initiated
- Chromatographic IVIG
  - PID and ITP studies commenced
  - PID fully recruited
- Vivaglobin (Subcutaneous)
  - EU registration
  - BLA submitted to FDA

Industry Observations

- Industry restructuring
  - Bayer sale
  - Volume reductions moving industry into balance
  - Profitable litres determine output
- US Medicare Modernisation Act
  - Little or no impact on manufacturer's volumes
  - Patients will still receive therapies
  - Some patients may switch to hospitals

CSL Bioplasma

- Sales $131m (includes ZLB Behring Asia)
- Australian Plasma Products Agreement
  - 5 Year contract to December 2009
  - 2nd half transition to new agreement
    - Cost containment initiatives
    - Net EBIT impact <$5m
- Integration of ZLB Behring Asian business
- Growth
  - rFVIII (Kogenate) exclusive agreement with Bayer
  - Asian franchise
  - Toll opportunities

CSL Limited
Biopharmaceuticals for Life

Pharmaceutical

- Sales $79m
- Portfolio rebalancing to higher margin products
  - Decline in sales of Menjugate partly offset by Pneumovax program for 65+
  - Significant new products launched next 3 years
- Increased influenza vaccine focus
  - Upgrade and expansion of flu facility
  - Assessing Europe \ USA marketing opportunities
  - Australian Fluvax national tender

CSL Limited
Biopharmaceuticals for Life

JRH Biosciences

- Sales $114m
- Sale to Sigma-Aldrich for US$370m
- Book value $155m as at 31 December
- Closure expected 1Q calendar 2005
  - Group profit impact 2H05 reporting
    - ~ $8-10m NPAT contingent on closure timing

CSL Limited
Biopharmaceuticals for Life

CSL Limited R&D Highlights (1)

- HPV 'VLP' Vaccine
  - Merck foreshadowing 2nd half calendar 2005 filing
- ISCOMATRIX®
  - Chlamydia collaboration with Aventis
  - Other collaborations in discussion / negotiation
- Eye disease
  - Topical delivery US patent issued

CSL Limited R&D Highlights (2)

New Product Development Clinical Trials:

- HPV 16 Therapeutic Vaccine
  - Phase Ib complete
  - Phase II to start 2005
- rHDL
  - Stroke - Phase Ib trial commenced November 2004
  - ACS - Phase II trial to start 2005
- Hepatitis C Vaccine
  - Phase Ib commenced
- ESO-1
  - Phase Ib completed
  - Phase II to start 2005

CSL Limited
Biopharmaceuticals for Life

Financial Detail

Foreign Exchange

- USD remains low against Swiss Franc
  - Current rate approx 1.18
  - Average rate for 1H04 1.35
  - Average rate for 1H05 1.24 ↓ 8%
  - 1H05 NPAT impact $24m
- USD remains low against AUD
  - Average rate for 1H04 0.69
  - Average rate for 1H05 0.74
  - 1H05 NPAT impact $10m
- Full year NPAT forecast
  - assumes rate of 1.22 USD/CHF for 2H05

CSL Limited
Biopharmaceuticals for Life

Financial Settings

Leverage/Liquidity

– Net Debt/Net Debt & Equity	24%
– Net Debt 30.06.04	$696m
– Interest Bearing Debt	$823m
– Interest Cover	13.3 times
– Capital Expenditure	$65m
• FY2005 expectations $130m	
– Cash flow from operations	$192m

Balance Sheet Management

Net Debt to Net Debt + Equity


40%
35%
30%
25%
20%
15%
10%
5%
0%
2001
2002
2003
2004
1H05

Capital Management

- On Market buyback
- Up to 10M shares
- ~ 5% of issued capital

ZLB Behring integration success
Improved market conditions
Strong cashflows
Low net debt

CSL Limited
Biopharmaceuticals for Life

IFRS

Timeline

1 July 2004	30 June 2005	31 Dec 2005	30 June 2006
Opening AIFRS balance sheet	AIFRS full year comparatives	First AIFRS half-year financial reporting	First AIFRS full-year financial reporting

- IFRS Transition Steering Committee and Project teams established in 2003.
- Detailed impact analysis conducted on all businesses
- Impact Area's have been identified & being quantified

CSL Limited
Biopharmaceuticals for Life

ZLBB Delivers on Strategy

Strategy

- Broad Product Portfolio & Continuing Innovation ✓
- Low Cost High Yield Manufacturing ✓
- Balancing Cashflow & Market Demands ✓
- Maximising Profitable Litres ✓
- Global Marketing Reach ✓

CSL - Biopharmaceuticals for Life


HPV
rHDL
Immunology strength
ISCOMATRIX
Acquisition ZLB
Acquisition Aventis Behring
R & D
Collaborations
'go to market' Expertise
Sale of JRH
Initiatives Crystalising
Sale of Animal Health

Global Scale & Reach

Financial capacity for biotech innovation

Breadth of skills to deliver on innovation

CSL Limited
Biopharmaceuticals for Life

Outlook

- **Financial Outlook**
  - Improved acquisition benefits - including integration benefit revised to between US$130 - 150m
  - NPAT for 2005 FY in region of 270 to 295 million*
    - Upper end of range dependent on selling higher amount of inventory acquired at a discount
    - Does not include profit on sale of JRH of approximately ~ $300m
    - JRH loss of contribution in 2H05 ~$8-10m NPAT impact contingent on timing of deal closure
    - FX continues to impact

* *Subject to currency fluctuation and material price movements in core plasma products*

Summary

- **Summary**
  - Significant company restructuring successfully completed
  - ZLB Behring Integration ahead of plan
  - Plasma Industry economics improving
  - HPV profit expectations lifted for extended period
  - HPV royalties anticipated for full fiscal 2007
  - R&D - increasing focus and spend on innovation to compliment strong existing pipeline

Reshaping of CSL Limited - Biopharmaceuticals for Life

CSL Limited
Biopharmaceuticals for Life

Appendix

Group Results

Full half-year ended December	2004 $m	2003 $m
Sales	1,414.1	636.1
Other Revenue	23.3	4.3
Total Revenue	**1,437.4**	**640.4**
Earnings before Interest, Tax, Depreciation & Amortisation	**300.5**	**111.9**
Depreciation/Amortisation	86.8	57.2
Net Interest Expense	16.1	9.4
Tax Expense	37.6	19.9
Profit after tax before Goodwill Amortisation	**183.6**	**48.8**
Net Profit from Ordinary Activities	**160.1**	**25.4**
Interim Dividend (cents)	17	12
EPS diluted (cents)	80.8	15.5
EPS after tax before Goodwill Amortisation (cents)	95.7	27.4

CSL Limited
Biopharmaceuticals for Life

Appendix 3C – Announcement of Buy-Back, February 23, 2005

Rule 3.8A

Appendix 3C

Announcement of buy-back (*except* minimum holding buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
CSL LIMITED	99 051 588 348

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-Market
2	+Class of shares which is the subject of the buy-back *(eg, ordinary/preference)*	Ordinary
3	Voting rights *(eg, one for one)*	One for One
4	Fully paid/partly paid *(and if partly paid, details of how much has been paid and how much is outstanding)*	Fully paid
5	Number of shares in the +class on issue	197,943,301
6	Whether shareholder approval is required for buy-back	No
7	Reason for buy-back	Capital Management (see the Company's announcement to the ASX on 23 February 2005).

+ See chapter 19 for defined terms.

8	Any other information material to a shareholder's decision whether to accept the offer *(eg, details of any proposed takeover bid)*	None, apart from any information publicly disclosed by the Company through the ASX on or prior to the date of this notice.

On-market buy-back

9	Name of broker who will act on the company's behalf	Merrill Lynch Equities (Australia) Limited
10	Deleted 30/9/2001.	N/A
11	If the company intends to buy back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage.	10,000,000. The Company reserves the right to terminate the buy-back at any time.
12	If the company intends to buy back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention	The Company intends to buy back shares in the period 10 March 2005 to 9 March 2006 (inclusive) or earlier if the maximum number of shares in Item 11 above are bought back prior to that date. The Company reserves the right to terminate the buy-back at any time.
13	If the company intends to buy back shares if conditions are met - those conditions	N/A

Employee share scheme buy-back

14	Number of shares proposed to be bought back	N/A
15	Price to be offered for shares	N/A

+ See chapter 19 for defined terms.

Selective buy-back

16	Name of person or description of class of person whose shares are proposed to be bought back	N/A
17	Number of shares proposed to be bought back	N/A
18	Price to be offered for shares	N/A

Equal access scheme

19	Percentage of shares proposed to be bought back	N/A
20	Total number of shares proposed to be bought back if all offers are accepted	N/A
21	Price to be offered for shares	N/A
22	+Record date for participation in offer Cross reference: Appendix 7A, clause 9.	N/A

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date:23 February 2005
(Company secretary)

Print name: ..Peter Turvey..

== == == == ==

+ See chapter 19 for defined terms.

CSL-AIFRS Taxation Updated, April 15, 2005

15 April 2005

CSL - AIFRS TAXATION UPDATE

CSL Limited advised today that it has completed a preliminary review of taxation implications arising from the introduction of the Australian equivalents to International Financial Reporting Standards (AIFRS) and it's impact on the treatment of the discount on acquisition of Aventis Behring.

The company advised that as it foreshadowed at its half-year result announcement on 23 February this year, under the new AIFRS reporting requirements, it expected to report additional tax expense for accounting purposes. There will be no cash implications arising from this change to AIFRS.

CSL advised that at the date of transition to AIFRS, it will be required to recognise deferred tax assets in respect of the unrealised portion of the discount on acquisition and other fair value adjustments that remain in the balance sheet at that date, noting that these deferred tax assets will then flow through the income tax expense line as the assets to which the fair value and discount relate to are realised. The effect of this for the year ended 30 June 2006 is expected to be in the range of $35m to $45m, the company said.

OUTLOOK

The company reaffirmed its outlook for a net profit after tax for 2004/05 of between $270 and $295 million[(1)] with a result toward the upper end of this range largely dependent upon selling a higher amount of inventory acquired at a discount from Aventis Behring.

The company also reiterated comments made at the time of the first half result announcement regarding sales revenue trends going forward confirming that the production volumes of the combined Aventis Behring and ZLB businesses had been reduced by approximately one million litres. Despite this significant reduction in production the company noted that it does not expect any material change to the Group's total sales revenue in fiscal 2006 compared to 2005, after adjusting for the loss in sales from JRH, with sales growth expected to return thereafter.

For further information, please contact:

Mark Dehring
Head of Investor Relations
CSL Limited
Telephone: +613 9389 2818
Email: mark.dehring@csl.com.au

[(1)] *Subject to currency fluctuation and material price movement in core plasma products. Full year NPAT forecast assumes a rate of 1.22USDCHF for 2H05 (currently ~ 1.19). Does not include profit on sale of JRH.*

Half Yearly Report 2004-2005, April 18, 2005

CSL Limited

Biopharmaceuticals for Life™


Half Yearly Report
2004-2005

Half Year Financial Results

CSL Group Results

For half year ended December	2004 ($M)	2003 ($M)
Sales revenue	1,414.1	636.1
Other revenue	23.3	4.2
Total revenue	1,437.4	640.3
Earnings before interest, tax, depreciation and amortisation	300.5	111.9
Depreciation/amortisation	86.8	57.2
Net interest expense/(income)	16.1	9.4
Tax expense	37.6	19.9
Profit after tax before goodwill amortisation	181.7	44.5
Net profit from ordinary activities	160.1	25.4
Interim dividend (cents)	17.0	12.0
Earnings per share diluted (cents)	80.8	15.6
Earnings per share after tax before goodwill amortisation (cents)	95.7	27.4

CSL Limited is a global, specialty biopharmaceutical company that develops, manufactures and markets products to treat and prevent serious human medical conditions. Innovation and new product development for unmet medical needs continue to drive CSL's growth.

Chairman's Report



Dear Shareholder,

This has been a strong half-year for CSL marked by a 531% increase in net profit to A$160.1 million and the successful ongoing integration of ZLB Behring into our global business operations. In addition, the sale of JRH Biosciences announced in January has now been completed for US$387 million (A$501 million) including closing adjustments.

Your Board of Directors has declared an interim dividend of 17 cents per share (12 cents last year), fully franked and payable on 15 April 2005.

Group sales revenue increased 122% to A$1.4 billion, net operating cash flows improved 290% to A$192.1 million, and we reduced our gearing to 24%. Improving US prices for intravenous immunoglobulin (IVIG) and the higher than expected benefits now forecast from the ZLB Behring integration program are additional strong positives for the company.

In February, CSL announced a proposal to buy back up to 10 million shares (5% of issued capital) and advised that it was suspending the company's dividend reinvestment plan. Our strong financial position gives us sufficient capacity to fund this buy back as part of a capital management program while maintaining CSL's strong commitment to research and development, investment in our businesses and the pursuit of strategic growth opportunities.

Business Group Performance

The increase in sales revenue to A$1.4 billion for the half year reflects the significant impact of ZLB Behring's A$1.1 billion in sales. ZLB Behring was formed following our acquisition of Aventis Behring in March 2004 and the merging of this business with ZLB Bioplasma. The integration benefits of this acquisition are expected to be between US$130 and US$150 million per annum.

CSL's Board of Directors has declared an interim dividend of 17 cents per share, fully franked and payable on 15 April 2005.

The 16% sales revenue increase on the previous half year by CSL Bioplasma (A$113 to A$131 million) included the positive impact of merging ZLB Behring commercial activities in Asia (with the exception of Japan) into the business, a move that will extend growth prospects in Asia Pacific markets. CSL has entered into a new five-year Plasma Products Agreement with the National Blood Authority which acts on behalf of Australian State and Federal governments. Under the new agreement which commenced in January 2005, CSL Bioplasma continues to provide specialised plasma products and other value-added services to government in collaboration with the Australian Red Cross Blood Service.

CSL Pharmaceutical delivered A$79 million in sales revenue for the half year. We have entered into an agreement with the Federal Government to supply 65% of their influenza vaccine requirements for the next three years. In the event of an influenza pandemic, CSL has also agreed with the Federal Government to manufacture such vaccine as required. As a result of completing the expansion of our influenza vaccine manufacturing facilities in Melbourne during the period, we have sufficient production capacity to meet this domestic demand and the requirements of our international customers.

Sale of JRH Biosciences

JRH Biosciences recorded sales revenue of A$114 million - 15% above the A$99 million result for the same period last year. In March 2005, CSL completed the sale of JRH to the Sigma-Aldrich Corporation for US$387 million, including closing adjustments. CSL purchased this cell culture reagent business for US$20 million in 1994 when JRH was operating at a loss. We are very pleased with the return on our investment from what is now a global market leader for cell culture and serum products.



The sale of JRH is another step in reshaping CSL as a global, specialty biopharmaceutical company that develops, manufactures and markets products to treat and prevent serious human medical conditions.

New Product Development

With the integration of ZLB Behring into CSL's global business operations, our spending on research and development increased by 79% for the half year to A$75.5 million. The most advanced of our major programs is a vaccine to prevent infection with human papilloma virus (HPV). Merck & Co. Inc. is our exclusive licensee for HPV and expects to file with the US FDA for a product license in the second half of 2005. We are also pleased with the progress of our reconstituted high-density lipoprotein (rHDL) project. We will begin testing this early stage product development opportunity in heart attack patients in the next twelve months. Core technologies and skills in plasma fractionation, vaccinology, recombinant proteins and adjuvants will continue to drive new product development investment.

Business Outlook

Despite the absence of JRH Biosciences' normal operating contribution in the second half of this fiscal year, we currently anticipate achieving a net profit after tax for 2004-05 of between A$270 and A$295 million. A result towards the upper end of this range is largely dependent upon selling a higher amount of inventory acquired at a discount from Aventis Behring. This result is subject to currency fluctuation and material price movements in core plasma products.

Peter Wade, Chairman
March 2005

Shareholder Information

Share Registry

Computershare Investor Services Pty Limited
Yarra Falls, 452 Johnston Street Abbotsford VIC 3067
Postal Address: GPO Box 2975 Melbourne VIC 3001

Enquiries within Australia: 1800 646 882
Enquiries outside Australia: 61 3 9415 4000
Investor enquiries facsimile: 61 3 9473 2500
Website: www.computershare.com
Email: web.queries@computershare.com.au

Shareholders with enquiries should telephone or write to the Share Registry at the above address.

Separate shareholdings may be consolidated by advice to the Share Registry in writing.

Change of address should be notified to the Share Registry in writing without delay. Shareholders who are broker sponsored on the CHESS sub-register must notify their sponsoring broker of a change of address.

Direct payment of dividends into a nominated account may be arranged with the Share Registry. Shareholders are encouraged to use this option by writing to the Share Registry with particulars.

The Annual General Meeting will be held at the Function Centre, National Tennis Centre, Melbourne Park, Batman Avenue, Melbourne at 10:00am on Wednesday 12 October 2005.

There is a public car park adjacent to the Function Centre which will be available to shareholders at no charge.

CSL Limited
Biopharmaceuticals for Life™

CSL Limited
ABN 99 051 588 348

Registered Head Office
45 Poplar Road Parkville
Victoria 3052 Australia
Telephone: +61 3 9389 1911
Facsimile: +61 3 9389 1434
Internet: http://www.csl.com.au

Visit our websites

CSL Limited
www.csl.com.au

ZLB Behring
www.zlbbehring.com

Designed by Fidelis Design Associates

ASX Announcement: Completion of On-Market Buy-Back, May 17, 2005

17 May 2005

Company Announcements Office
Australian Stock Exchange Limited
530 Collins St
MELBOURNE VIC 3000

Dear Sir/Madam

ASX ANNOUNCEMENT
COMPLETION OF ON-MARKET BUY BACK

CSL Limited announces that it has now completed its on-market buy-back of 10 million ordinary shares. In this regard, attached are:

- An Appendix 3E relating to the last on-market acquisitions which occurred yesterday;
- An Appendix 3F, final share buy-back notice; and
- An ASIC Form 484 regarding the cancellation of shares bought back during the period 7 – 27 April 2005, which has previously been lodged with ASIC. A further ASIC Form 484 will be lodged with ASIC and ASX after all of the remaining shares bought back have been cancelled.

Yours faithfully

Peter Turvey
COMPANY SECRETARY

Phone: +61 3 9389 1911 CSL Limited (ABN 99 051 588 348) Fax: +61 3 9387 8454
45 Poplar Road, Parkville Victoria 3052 Australia

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
CSL Limited	**99 051 588 348**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On-market**
2	Date Appendix 3C was given to ASX	**23 February 2005**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	**9,105,966**	**894,034**
4	Total consideration paid or payable for the shares	**$291,732,825.88**	**$25,851,171.92**

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: **$35.05** date: **23 March 2005** lowest price paid: **$30.36** date: **4 May 2005**	highest price paid: **$29.80** lowest price paid: **$28.57** highest price allowed under rule 7.33: **$33.0519**

Participation by directors

6 Deleted 30/9/2001.	**N/A**

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	**zero**

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 17 May 2005
(Company Secretary)

Print name: Peter Turvey

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3F

Final share buy-back notice
(*except* minimum holding buy-back)

Introduced 1/9/99. Origin: Appendices 7D and 7E. Amended 30/9/2001.

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
CSL Limited	**99 051 588 348**

We (the entity) give ASX the following information.

Description of buy-back

1	Type of buy-back	**On-market**

Details of all shares bought back

2	Number of shares bought back	**10,000,000**
3	Total consideration paid or payable for the shares	**$317,583,997.80**
4	If buy-back is an on-market buy-back - highest and lowest price paid	highest price: **$35.05** date: **23 March 2005** lowest price: **$28.57** date: **16 May 2005**

+ See chapter 19 for defined terms.

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 17 May 2005
(Director/Company secretary)

Print name: Peter Turvey....................................

== == == == ==

+ See chapter 19 for defined terms.

Australian Securities & Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name – officeholders or members
A3 Change – ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name: CSL Limited

ACN/ABN: 051 588 348

Corporate key: 22306369

Lodgement details

Who should ASIC contact if there is a query about this form?

Name: Allens Arthur Robinson

ASIC registered agent number (if applicable): 2552 – Melbourne

Telephone number: 61 3 9614 1011

Postal address: GPO Box 1776Q
Melbourne VIC 3001

Total number of pages including this cover sheet: 6

Please provide an estimate of the time taken to complete this form: 1 hrs 00 mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name: Peter Turvey

Capacity

☐ Director

☒ Company secretary

Signature: [signature]

Date signed: 2 9 / 0 4 / 0 5
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

eyam M0111685078v1 305447175

Section C **completion guide**

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares, just the share class code

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

		C1 – Cancellation of shares	C2 – Issue of shares	C3 – Change to share structure table	C4 – Change to members register
	Issue of shares				
☐	Proprietary company	Not required	✓	✓	✓
	Public company				
☐	if in response to the Annual company statement	Not required	✓	✓	✓
☐	if not in response to the Annual company statement	Not required	✓	Not required	Not required
	Cancellation of shares				
☐	Proprietary company	✓	Not required	✓	✓
	Public company				
☐	if in response to the Annual company statement	✓	Not required	✓	✓
☒	if not in response to the Annual company statement	✓	Not required	Not required	Not required
	Transfer of shares				
☐	Proprietary company	Not required	Not required	Not required	✓
	Public company				
☐	if in response to the Annual company statement	Not required	Not required	Not required	✓
☐	if not in response to the Annual company statement	Not required	Not required	Not required	Not required
	Changes to amounts paid				
☐	Proprietary company	Not required	Not required	✓	✓
	Public company				
☐	if in response to the Annual company statement	Not required	Not required	✓	✓
☐	if not in response to the Annual company statement	Not required	Not required	Not required	Not required
	Changes to beneficial ownership				
☐	Proprietary company	Not required	Not required	Not required	✓
	Public company				
☐	if in response to the Annual company statement	Not required	Not required	Not required	✓
☐	if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares – S.254J
- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction – S.256A – S.256E
- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place.

Share buy-back – ss.257H(3)
- ☐ Minimum holding buy-back by listed company
- ☒ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

☐ Forfeited shares – S.258D

Shares returned to a public company – ss.258E(2) & (3)
- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	4,047,000	$129,430,961.00
The above shares were cancelled during the period 7 – 27 April 2005 (inclusive).		

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

0 7 / 0 4 / 0 5
[D D] [M M] [Y Y]

eyam M0111685078v1 305447175

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☐ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ____ Given names ____

OR

☐ Company name ____

ACN/ARBN/ABN ____

Office, unit, level, or PO Box number ____

Street number and Street name ____

Suburb/City ____ State/Territory ____

Postcode ____ Country (if not Australia) ____

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

eyam M0111685078v1 305447175

C4 Continued... **Further changes to the register of members**

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

The changes are

Share class Code	Shares increased by .. (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

eyam M0111685078v1 305447175

ASX Announcement: On Market Buy-back Notice of Cancellation of Shares, May 27, 2005

CSL Limited
Biopharmaceuticals for Life™

27 May 2005

Company Announcements Platform
Australian Stock Exchange Limited
530 Collins St
MELBOURNE VIC 3000

Dear Sir/Madam

ASX ANNOUNCEMENT
ON-MARKET BUY-BACK – NOTICE OF CANCELLATION OF SHARES

As contemplated by the announcement on 17 May 2005 and in accordance with ASX Listing Rule 3.8A, attached is an ASIC Form 484 lodged with ASIC relating to the cancellation of the remaining shares bought back under its on-market buy-back program during the period 28 April to 19 May 2005.

Yours faithfully

Peter Turvey
COMPANY SECRETARY

Phone: +61 3 9389 2719 CSL Limited (ABN 99 051 588 348) Fax: +61 3 9387 8454
45 Poplar Road Parkville Victoria 3052 Australia

Australian Securities & Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name – officeholders or members
A3 Change – ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
CSL Limited

ACN/ABN
051 588 348

Corporate key
22308369

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Allens Arthur Robinson

ASIC registered agent number (if applicable)
2552 – Melbourne

Telephone number
61 3 9614 1011

Postal address
GPO Box 1776Q
Melbourne VIC 3001

Total number of pages including this cover sheet
6

Please provide an estimate of the time taken to complete this form.
1 hrs 00 mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Peter Turvey

Capacity
☐ Director
☒ Company secretary

Signature

Date signed
2 7 / 0 5 / 0 5
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

eyam M0111700930v1 305447175

Section C **completion guide**

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares, just the share class code

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

		C1 – Cancellation of shares	C2 – Issue of shares	C3 – Change to share structure table	C4 – Change to members register
	Issue of shares				
☐	Proprietary company	Not required	✓	✓	✓
	Public company				
☐	if in response to the Annual company statement	Not required	✓	✓	✓
☐	if not in response to the Annual company statement	Not required	✓	Not required	Not required
	Cancellation of shares				
☐	Proprietary company	✓	Not required	✓	✓
	Public company				
☐	if in response to the Annual company statement	✓	Not required	✓	✓
☒	if not in response to the Annual company statement	✓	Not required	Not required	Not required
	Transfer of shares				
☐	Proprietary company	Not required	Not required	Not required	✓
	Public company				
☐	if in response to the Annual company statement	Not required	Not required	Not required	✓
☐	if not in response to the Annual company statement	Not required	Not required	Not required	Not required
	Changes to amounts paid				
☐	Proprietary company	Not required	Not required	✓	✓
	Public company				
☐	if in response to the Annual company statement	Not required	Not required	✓	✓
☐	if not in response to the Annual company statement	Not required	Not required	Not required	Not required
	Changes to beneficial ownership				
☐	Proprietary company	Not required	Not required	Not required	✓
	Public company				
☐	if in response to the Annual company statement	Not required	Not required	Not required	✓
☐	if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares – **S.254J**

- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction – **S.256A – S.256E**

- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place.

Share buy-back – **ss.257H(3)**

- ☐ Minimum holding buy-back by listed company
- ☒ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

☐ Forfeited shares – **S.258D**

Shares returned to a public company – **ss.258E(2) & (3)**

- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ **Other**

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	4,824,306	$149,278,045
The above shares were cancelled during the period 28 April – 19 May 2005 (inclusive).		

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

28/04/05
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

If yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

If no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☐ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ...(number)	Shares decreased by ...(number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

C4 Continued... **Further changes to the register of members**

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change

[D D] / [M M] / [Y Y]

The changes are

Share class Code	Shares increased by ...(number)	Shares decreased by ...(number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

[D D] / [M M] / [Y Y]

eyam M0111700930v1 305447175

Appendix 3C – Announcement of Buy-Back, June 28, 2005

Rule 3.8A

Appendix 3C

Announcement of buy-back
(*except* minimum holding buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
CSL LIMITED	99 051 588 348

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On-Market**
2	+Class of shares which is the subject of the buy-back *(eg, ordinary/preference)*	**Ordinary**
3	Voting rights *(eg, one for one)*	**One for One**
4	Fully paid/partly paid *(and if partly paid, details of how much has been paid and how much is outstanding)*	**Fully Paid**
5	Number of shares in the +class on issue	**189,401,064**
6	Whether shareholder approval is required for buy-back	**No**
7	Reason for buy-back	**Capital Management (see the Company's announcement to ASX on 28 June 2005)**

+ See chapter 19 for defined terms.

pybm 11716403v1

8	Any other information material to a shareholder's decision whether to accept the offer *(eg, details of any proposed takeover bid)*	**None, apart from any information publicly disclosed by the Company through ASX on or prior to the date of this notice.**

On-market buy-back

9	Name of broker who will act on the company's behalf	**Merrill Lynch Equities (Australia) Limited**
10	Deleted 30/9/2001.	**N/A**
11	If the company intends to buy back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage.	**8,000,000. The Company reserves the right to terminate the buy-back at any time.**
12	If the company intends to buy back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention	**The Company intends to buy back shares in the period 12 July 2005 to 11 July 2006 (inclusive) or earlier if the maximum number of shares in Item 11 above are bought back prior to that date. The Company reserves the right to terminate the buy-back at any time.**
13	If the company intends to buy back shares if conditions are met - those conditions	**N/A**

Employee share scheme buy-back

14	Number of shares proposed to be bought back	**N/A**
15	Price to be offered for shares	**N/A**

+ See chapter 19 for defined terms.

Selective buy-back

16	Name of person or description of class of person whose shares are proposed to be bought back	N/A
17	Number of shares proposed to be bought back	N/A
18	Price to be offered for shares	N/A

Equal access scheme

19	Percentage of shares proposed to be bought back	N/A
20	Total number of shares proposed to be bought back if all offers are accepted	N/A
21	Price to be offered for shares	N/A
22	+Record date for participation in offer Cross reference: Appendix 7A, clause 9.	N/A

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... 28 June 2005................
(Company secretary)

Print name: ....Peter Turvey..................

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3C

Announcement of buy-back
(*except* minimum holding buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
CSL LIMITED	**99 051 588 348**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On-Market**
2	+Class of shares which is the subject of the buy-back *(eg, ordinary/preference)*	**Ordinary**
3	Voting rights *(eg, one for one)*	**One for One**
4	Fully paid/partly paid *(and if partly paid, details of how much has been paid and how much is outstanding)*	**Fully Paid**
5	Number of shares in the +class on issue	**189,401,064**
6	Whether shareholder approval is required for buy-back	**No**
7	Reason for buy-back	**Capital Management (see the Company's announcement to ASX on 28 June 2005)**

+ See chapter 19 for defined terms.

pybm 11716403v1

8	Any other information material to a shareholder's decision whether to accept the offer *(eg, details of any proposed takeover bid)*	**None, apart from any information publicly disclosed by the Company through ASX on or prior to the date of this notice.**

On-market buy-back

9	Name of broker who will act on the company's behalf	**Merrill Lynch Equities (Australia) Limited**
10	Deleted 30/9/2001.	**N/A**
11	If the company intends to buy back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage.	**8,000,000. The Company reserves the right to terminate the buy-back at any time.**
12	If the company intends to buy back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention	**The Company intends to buy back shares in the period 12 July 2005 to 11 July 2006 (inclusive) or earlier if the maximum number of shares in Item 11 above are bought back prior to that date. The Company reserves the right to terminate the buy-back at any time.**
13	If the company intends to buy back shares if conditions are met - those conditions	**N/A**

Employee share scheme buy-back

14	Number of shares proposed to be bought back	**N/A**
15	Price to be offered for shares	**N/A**

+ See chapter 19 for defined terms.

Selective buy-back

16	Name of person or description of class of person whose shares are proposed to be bought back	N/A
17	Number of shares proposed to be bought back	N/A
18	Price to be offered for shares	N/A

Equal access scheme

19	Percentage of shares proposed to be bought back	N/A
20	Total number of shares proposed to be bought back if all offers are accepted	N/A
21	Price to be offered for shares	N/A
22	+Record date for participation in offer Cross reference: Appendix 7A, clause 9.	N/A

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... 28 June 2005................
(Company secretary)

Print name: ....Peter Turvey....................

== == == == ==

+ See chapter 19 for defined terms.

Further Share Buy-Back Announced, June 28, 2005

CSL

28 June 2005

FURTHER SHARE BUYBACK ANNOUNCED

CSL Limited today announced its intention to conduct a further on-market buyback of up to 8 million shares[1].

Dr McNamee, CSL's Managing Director said, "The Company's strong cashflows and balance sheet position underpin this buyback and we are committed to managing the company's capital structure to the best advantage of our shareholders, which includes retaining a prudent level of gearing.

"The buyback will improve investment return ratios such as earnings per share and return on equity and all shareholders will benefit."

Dr McNamee went on to say, "Combined with the buyback completed in May of this year it is very likely that we will have returned to shareholders in excess of the $550m we raised to acquire the global plasma therapeutics business of Aventis Behring in December 2004. At the same time the market value of CSL has more than doubled since making the announcement to acquire the business."

The Company pointed out that shares would be purchased during a twelve month period commencing 12 July 2005.

OUTLOOK

The company reaffirmed its outlook statement made on the 15th of April 2005 that net profit after tax for 2004/05 would be between $270 and $295 million[2] with a result toward the upper end of this range largely dependent upon selling a higher amount of inventory acquired at a discount from Aventis Behring.

For further information, please contact:

Mark Dehring
Head of Investor Relations
CSL Limited
Telephone: +613 9389 2818
Email: mark.dehring@csl.com.au

(1) The Australian Corporations Act allows for a maximum of 10% of voting shares to be bought back by the Company in any given 12-month period, without the need to obtain majority shareholder approval. Combined with the buyback concluded in May of this year the number of ordinary share bought back will not exceed this 10% limit.

(2) Subject to currency fluctuation and material price movement in core plasma products. Full year NPAT forecast assumes a rate of 1.22USDCHF for 2H05. Does not include profit on sale of JRH.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Application for Reinstatement to List of Companies

Claiming the Exemption Pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934, as amended

CSL LIMITED

(SEC File No. 82-03785)

APPENDIX B

VOLUME III of VI

ASX Announcement: On Market Buy-Back – Notice of Cancellation of Shares, August 16, 2005

CSL Limited
Biopharmaceuticals for Life™

16 August 2005

Company Announcements Platform
Australian Stock Exchange Limited
530 Collins St
MELBOURNE VIC 3000

Dear Sir/Madam

ASX ANNOUNCEMENT
ON-MARKET BUY-BACK – NOTICE OF CANCELLATION OF SHARES

In accordance with ASX Listing Rule 3.8A, attached is an ASIC Form 484 lodged with ASIC relating to the cancellation of shares bought back by CSL Limited under its on-market buy-back program during the period 15 July to 11 August 2005.

Yours faithfully

Peter Turvey
COMPANY SECRETARY

Phone: +61 3 9389 1911 CSL Limited (ABN 99 051 588 348) Fax: +61 3 9387 8454
45 Poplar Road Parkville Victoria 3052 Australia

Australian Securities & Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name – officeholders or members
A3 Change – ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
CSL Limited

ACN/ABN
051 588 348

Corporate key
22306369

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Allens Arthur Robinson

ASIC registered agent number (if applicable)
2552 - Melbourne

Telephone number
61 3 9614 1011

Postal address
GPO Box 1776Q
Melbourne VIC 3001

Total number of pages including this cover sheet
6

Please provide an estimate of the time taken to complete this form.
1 hrs 00 mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Peter Turvey

Capacity
☐ Director
☒ Company secretary

Signature

Date signed
1 6 / 0 8 / 0 5
(D D) (M M) (Y Y)

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mall Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

pybm M0111745573v1 305447175

Section C **completion guide**

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares, just the share class code

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 – Cancellation of shares	C2 – Issue of shares	C3 – Change to share structure table	C4 – Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☒ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

- Redeemable preference shares – **S.254J**
  - ☐ Redeemed out of profits
  - ☐ Redeemed out of proceeds of a fresh issue of shares
- Capital reduction – **S.256A – S.256E**
  - ☐ Single shareholder company
  - ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place.
- Share buy-back – **ss.257H(3)**
  - ☐ Minimum holding buy-back by listed company
  - ☒ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place
- ☐ Forfeited shares – **S.258D**
- Shares returned to a public company – **ss.258E(2) & (3)**
  - ☐ Under section 651C, 724(2), 737 or 738
  - ☐ Under section 1325A (court order)
- ☐ **Other**
  - Description
  - Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	4,088,984	$143,784,302.99
The above shares were cancelled during the period 15 July - 11 August 2005 (inclusive).		

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

1 5 / 0 7 / 0 5
[D D] [M M] [Y Y]

pybm M0111745573v1 305447175

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐ ☐ / ☐ ☐ / ☐ ☐
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

If yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

If no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐ ☐ / ☐ ☐ / ☐ ☐
[D D] [M M] [Y Y]

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☐ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name — Given names

OR

☐ Company name

ACN/ARBN/ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City — State/Territory

Postcode — Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change

[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by ...(number)	Shares decreased by ...(number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

[D D] / [M M] / [Y Y]

C4 Continued... **Further changes to the register of members**

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name　　Given names

OR

☐ Company name

ACN/ARBN/ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City　　State/Territory

Postcode　　Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change

[D D] / [M M] / [Y Y]

The changes are

Share class Code	Shares increased by ...(number)	Shares decreased by ...(number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

[D D] / [M M] / [Y Y]

Preliminary Final Report and Full Year Accounts, August 24, 2005

CSL Limited

Biopharmaceuticals for Life™

24 August 2005

Mr James Gerraty
Manager Listings
Australian Stock Exchange Limited
530 Collins St
MELBOURNE VIC 3000

Dear Mr Gerraty

PRELIMINARY FINAL REPORT –
ACCOUNTS AND MEDIA RELEASE

For the purposes of dual lodgement with the ASX and ASIC, following are a Media Release, CSL's Preliminary Final Report (Appendix 4E), Directors' Report, Financial Report and a Presentation announcing the results.

Yours sincerely

Peter Turvey
COMPANY SECRETARY

Phone: +61 3 9389 1911 CSL Limited (ABN 99 051 588 348) Fax: +61 3 9387 8454
45 Poplar Road Parkville Victoria 3052 Australia

CSL Limited

Biopharmaceuticals for Life™

24 August 2005

FULL YEAR RESULT

Profit* up 106% to $297 million

Final Dividend 30 cents plus Special Dividend of 10 cents

CSL Limited today announced its operating results for the full year ended 30 June 2005.

FULL YEAR HIGHLIGHTS

Financial

- Sales revenue of $2.75 billion, up 67% on the previous year;
- Reported net profit after tax of $546.5 million for the year ended 30 June 2005, up 149% on the previous year (June 2004 $219.6 million);
  - Net profit after tax including goodwill amortisation but before the sale of JRH was $297 million, which is consistent with previous company guidance at the upper end of between $270 to $295m million.
  - Net profit after tax from continuing operations grew 103% to $316.7 million, after adjusting for the operating contributions and sale of JRH Biosciences (JRH) in FY2005 and Animal Health in FY2004 and goodwill;
- Net operating cash flow of $568 million, up 174% on the previous year;
- Research & Development expenditure of $146 million, up 44% on the previous year;
- Sale of JRH, CSL's cell culture business for an estimated post tax profit of $250 million;
- Capital management initiatives:
  - On market buyback 1 – 10 million shares repurchased for $318 million with program completed on 16 May 2005; and
  - On market buyback 2 – program commenced on 12 July, for up to 8 million shares to be repurchased and is currently over 50% complete.
- Final dividend of 30 cents, plus a special dividend of 10 cents, a total of 40 cents franked to 79.5%. Dividends for the full year total 57 cents, up 50% on the previous year.

** Excludes sale of JRH in FY2005 and Animal Health in FY 2004.*

Operational

- An intellectual property settlement with GlaxoSmithKline and Merck & Co. Inc. (Merck) providing for additional future milestones and royalty flows from sales of Human Papilloma Virus Vaccine used for protection against cervical cancer;
- ZLB Behring integration substantially complete enabling production on a lower cost base;
- US plasma therapies market improving;
- Australian Plasma Products Agreement in place;
- Influenza vaccine facility expansion; and
- Successful tender for Australian influenza vaccine supply contract for CSL's Fluvax®.

Dr McNamee, CSL's Managing Director said, "I'm delighted to deliver to shareholders an excellent financial report for the year and forecast continuing growth for the company.

"Two years ago we set out to complete the transformation of CSL into a global bio-pharmaceuticals business. In that time we have more than tripled the profit from continuing operations of the company, more than doubled net tangible assets and almost halved the net debt, returning significant value to shareholders through growth in share price and capital management initiatives.

"Strong cash flow and a solid financial platform provided by our bio-pharmaceutical businesses, including plasma therapies, provide us with the means to expand our core capability in research and development. We're already the largest investor in bio-pharmaceutical research and development in Australia and we aim to grow this by a further 5 to 10% per annum over the next 3-5 years. Research and development is fundamental to our future growth.

"Innovation and new product development, operational excellence and careful capital management will continue to make CSL a growth company going forward", Dr McNamee said.

BUSINESS REVIEW

The Company's operating results for the twelve months ended 30 June 2005 incorporates the positive impact from the inclusion of twelve months trading by ZLB Behring and volume growth in the sales of Helixate (recombinant Factor VIII). Aventis Behring was acquired on 31 March 2004 and integration is now substantially complete.

Financial benefits from the integration of Research & Development, Commercial Operations and the rationalisation of head office functions of the merged ZLB Behring organisation have been realised. Synergy benefits are increasingly residing in inventory arising from the restructured business. The majority of this financial benefit will flow in fiscal 2006 and beyond as the inventory is sold.

Merck is now well advanced in its phase III clinical trials program on its human papillomavirus vaccine (cervical cancer vaccine) licensed from CSL and has announced that it anticipates filing for a product license with the US Food and Drug Agency during the second half of calendar 2005.

A new Plasma Products Agreement with the Australian National Blood Authority was signed in December 2004 providing for the supply of a broad range of plasma products from CSL Bioplasma's production facility for a period of five years.

An agreement has been reached with Bayer HealthCare – Australia, for the exclusive distribution rights for Kogenate® FS in Australia for an initial period of five years. Kogenate® FS is a leading recombinant factor VIII (a coagulation therapy used to treat haemophilia) and, as the market becomes available, enables CSL Bioplasma to offer an expanded range of products to people living with Haemophilia A.

A Licence Agreement has also been reached with Merck granting Merck rights and options to CSL's ISCOMATRIX® adjuvant across a range of Merck's investigational vaccine programs.

In December 2004 CSL successfully contracted with the Australian Commonwealth Government to supply 65% of their influenza vaccine requirements over the next three years. In addition, in the event of a pandemic, CSL will manufacture a sufficient quantity of pandemic vaccine doses - all of which will be manufactured in the company's upgraded and expanded flu vaccine production facility in Melbourne.

Additional funding from the Australian Commonwealth Government has enabled CSL to fast track its production of a pandemic influenza vaccine making Australia one of the most prepared countries in the world for coping with an influenza pandemic. Completion of the entire development program has been bought forward by 18 months.

The JRH business was sold on 28 February 2005, with net proceeds amounting to $A458 million against a book value of $179 million. The Company estimates the resulting after-tax profit will amount to $250 million.

The strong performance by the CSL Group has underpinned Research and Development investment of $146 million with an increasing focus on innovative new product development.

OUTLOOK

Commenting on the outlook for CSL, Dr McNamee said "The plasma therapeutics industry is in the final stage of consolidation and supply and demand for products is close to being in balance.

"This industry has a long production lead time but we are now at the stage where we will increasingly benefit from the lower cost manufacturing spine that we have put in place around the world as we continue to carefully manage plasma throughput and inventory.

"As we manage down the surplus inventory acquired with the Aventis Behring business and complete the realignment of the new business model we expect group sales for fiscal 2006 to be broadly similar to fiscal 2005.

"Despite a sharp increase in tax with the introduction of Australian International Financial Reporting Standards in 2006, earnings per share from continuing operations is expected to grow by approximately 10%. Margin growth and the impact of capital management will be the key drivers.

"With an increased proportion of earnings derived from offshore and an increased level of research and development spend in Australia, dividends for fiscal 2005/06 will not be significantly franked. However, with the Human Papilloma Virus Vaccine launch drawing closer, anticipated royalty payments on product sales in the US and Europe will improve our franking position in subsequent years," Dr McNamee said.

For further information, please contact:

Mark Dehring
Head of Investor Relations
CSL Limited
Telephone: +613 9389 2818
Email:mark.dehring@csl.com.au

Group Results

Full year ended June	2005 $m	2004 $m	
Sales	**2,749.9**	**1,650.2**	
Other Revenue	503.0	185.5	
Total Revenue	**3,252.9**	**1,835.7**	**77%**
Earnings before Interest, Tax, Depreciation & Amortisation	**837.0**	**398.8**	**110%**
Depreciation/Amortisation	170.7	130.0	
Net Interest Expense	24.4	14.2	
Tax Expense	95.4	35.0	
Net Profit from Ordinary Activities	**546.5**	**219.6**	**149%**
Total Dividends (cents)	**57.0**	**38.0**	**50%**
Final Dividend (cents)	**30.0**	**26.0**	
Special Dividend	**10.0**	**-**	
EPS diluted (cents)	**277.5**	**122.8**	**126%**

Reconciliation to Continuing Operations

Net Profit from Ordinary Activities	**546.5**	**219.6**	**149%**
JRH sale	-249.6	-	
Animal Health sale	-	-75.3	
NPAT pre business unit sale	**296.9**	**144.3**	**106%**
JRH contribution	-17.8	-26.8	
Animal Health contribution	-	-3.6	
Continuing operations NPAT	**279.1**	**113.9**	**145%**
Goodwill tax effected	37.6	42.0	
Continuing operations NPAT pre goodwill	**316.7**	**155.9**	**103%**
Continuing operations NPAT pre goodwill EPS	**1.62**	**0.87**	**86%**

CSL Limited

ABN: 99 051 588 348

Appendix 4E
Year Ended 30 June 2005

(Previous corresponding period:
Year Ended 30 June 2004)

Results for Announcement to the Market

- Revenues from ordinary activities up 77.2% to $3,252,910,000.
- Profit from ordinary activities after tax attributable to members up 148.8% to $546,518,000.
- Net profit for the period attributable to members up 148.8% to $546,518,000.

Dividends

	Amount per security	Franked amount per security
Final dividend (declared subsequent to balance date)	30¢	30¢
Special dividend (declared subsequent to balance date)	10¢	1.78¢
Interim dividend paid on 15 April 2005	17¢	17¢
Final dividend (prior year)	26¢	26¢
Record date for determining entitlements to the dividend:	5 September 2005	

Explanation of results

For further explanation of the results please refer to the accompanying press release and "Review of operations" in the Directors' report that is with the Financial Report.

Other information required by Listing Rule 4.3A

The remainder of the information requiring disclosure to comply with Listing Rule 4.3A is contained in the attached Additional Information, Financial Report and media release.

Additional Information

NTA Backing

	30 June 2005	30 June 2004
Net tangible asset backing per ordinary security	$7.07	$6.18

Changes in controlled entities

The parent entity did not gain control of any entities during the year.

On 28 February 2005 the consolidated entity disposed of the JRH business unit to Sigma-Aldrich Corporation. The disposal included 100% of the voting shares in CSL US Inc, JRH Biosciences Limited and JRH Biosciences Pty Ltd. CSL US Inc was the owner of JRH Biosciences Inc. The JRH businesses contributed $17,784,000 and CSL US Inc a loss of $3,222,000 (totalling $14,562,000) to the reporting entity's profit from ordinary activities after income tax until the loss of control (the full prior year contribution was $36,194,000).

Audit report

The audit report is contained in the attached Financial Report.

Peter R Turvey
Company Secretary
24 August 2005

Directors' Report

The Board of Directors of CSL Limited has pleasure in submitting the statement of financial position of the Company and of the consolidated entity at 30 June 2005, and the related statement of financial performance and statement of cash flows for the year then ended, and reports as follows:

1. Directors

The Directors of the Company in office during the financial year and until the date of this report are as follows.

Mr P H Wade (Chairman)
Dr B A McNamee (Managing Director)
Mr J Akehurst
Miss E A Alexander, AM
Mr A M Cipa
Mr I A Renard
Mr M A Renshaw (appointed July 2004)
Mr K J Roberts, AM
Dr A C Webster

Particulars of the directors' qualifications, experience, all directorships of public companies held for the past three years, special responsibilities, ages and the period for which each has been a director are set out in the Directors' Profiles section of the Annual Report.

2. Company Secretary

The company secretary is Mr P R Turvey, BA/LLB, MAICD. Mr Turvey was appointed to the position of company secretary in 1998 having joined the Company in 1992. Before joining CSL Limited he held the role of Company Secretary for five years with Biotech Australia Pty Ltd. Mr E H Bailey, B.Com/LLB, is Assistant Company Secretary and was appointed in 2001 having joined the Company in 2000. Before joining the Company he was a Senior Associate with Arthur Robinson & Hedderwicks.

3. Directors' Meetings

During the year, the Board held 10 meetings. The Audit and Risk Management Committee met four times and the Human Resources Committee met five times. The Nomination Committee comprises the full Board and meets in conjunction with Board Meetings. The Securities and Market Disclosure Committee met 15 times and comprises at least any two Directors, one of whom must be a non-executive director.

The attendances of directors at meetings of the Board and its Committees were:

4. Principal Activities

The principal activities of the consolidated entity during the financial year were the research, development, manufacture, marketing and distribution of biopharmaceutical and allied products. During the year the consolidated entity sold its cell culture business, JRH Biosciences, to Sigma-Aldrich Corporation.

5. Operating Results

The profit of the consolidated entity for the financial year, after providing for income tax, amounted to $546.5 million. This represents a 149% increase on the 2003-2004 result of $219.6 million. Underlying net profit after tax was $316.7 million an increase of 103% over the previous year after adjusting for goodwill and the sale and operating contributions of JRH Biosciences and the Animal Health Division in 2004 and 2005. Net profit after tax including goodwill amortisation but before the sale of JRH Biosciences was $297 million. Sales revenue was $2.75 billion which was up 67% on the previous year. Research and development expenditure was $146m which was up 44% on the previous year. Net operating cash flow was $568 million which was up 174% on the previous year.

6. Dividends

The following dividends have been paid or declared since the end of the preceding financial year:

2003-2004 A final dividend for the year ended 30 June, 2004, of 26 cents per ordinary share, fully franked at 30%, was paid on 8 October, 2004, out of profits for that year as declared by the Directors in last year's Directors' Report.

2004-2005 An interim dividend on ordinary shares of 17 cents per share, fully franked at 30%, was paid on 15 April 2005. The Directors of the Company have declared a final dividend of 30 cents per ordinary share, fully franked and a special dividend of 10 cents per ordinary share franked to 1.78 cents per ordinary share for the year ended 30 June 2005, to be paid out of profits for that year.

In accordance with determinations by the Directors, the Company's dividend reinvestment plan remains suspended.

Total dividends for the 2004-2005 year are:

	On Ordinary shares $'000
Interim fully franked dividend paid 15 April 2005	$33,701
Final dividend payable on 10 October 2005	$73,538

	Board of Directors		Audit and Risk Management Committee		Securities and Market Disclosure Committee	Human Resources Committee	
	Attended	Maximum	Attended	Maximum	Attended	Attended	Maximum
P H Wade	10	10	4 [1]		15	4 [1]	
B A McNamee	10	10	4 [2]		15	4 [2]	
J Akehurst	10	10				4	4
E A Alexander	10	10	4	4			
A M Cipa	10	10	4 [2]		2		
I A Renard	10	10	4	4		1	1
M A Renshaw	10	10	1	2			
K J Roberts	10	10				5	5
A C Webster	9	10	1	2		5	5

[1] *Attended for at least part in ex officio capacity*
[2] *Attended for at least part by invitation*

Directors' Report

7. Review of Operations

The most significant activity during the year has been the implementation of a complex integration plan to merge the Aventis Behring business acquired in the previous year with ZLB Bioplasma. ZLB Behring, the new merged entity with global sales of $2.2 billion, became a global leader in plasma therapies and a significant supplier of Recombinant Factor VIII for the treatment of Haemophilia A. Sales of intravenous immunoglobulin benefited from improved prices in the United States with the Company's first liquid version being approved in eight European countries. Vivaglobin, the new subcutaneously administered immunoglobulin was approved in Europe late in the year and is currently being evaluated in the US by the FDA.

The Australian plasma products operations, CSL Bioplasma, generated $209 million in sales revenue achieving growth of 17% underpinned by the merging of ZLB Behring's commercial activities in Asia (excluding Japan).

A new Agreement was entered into with the National Blood Authority which provides for the supply of plasma derived therapeutics to Australia for the next five years. In addition, a new five year agreement was entered into with Bayer Healthcare appointing the Company as the exclusive Australian distributor for Bayer's recombinant Factor VIII product.

In regard to the Company's pharmaceutical business, a new influenza vaccine centre was opened with an expanded and upgraded manufacturing facility and an increased ability to supply influenza vaccine to the Australian market and with capacity to efficiently provide vaccine in the event of an influenza pandemic.

In regard to new product development activities, Merck & Co Inc, as the exclusive licensee of a human papillomavirus vaccine, has announced that it intends to file for product registration with the US FDA in the second half of 2005. In Canada the Phase II clinical trials of plasma derived reconstituted high density lipoprotein (rHDL) has recently begun to test whether infusions of rHDL will reduce the volume of plaque in coronary arteries of patients with acute coronary syndromes.

Progress has also been made in the development of the Iscomatrix adjuvant with the continued clinical program of a number of potential products utilising the technology as well as continuing to work with licensing partners such as Merck and Chiron on new vaccine and immunotherapeutic opportunities.

8. Significant changes in the State of Affairs

In February 2005, the consolidated entity sold its JRH Biosciences business to Sigma-Aldrich Corporation for US$370 million (A$492 million) subject to normal contractual adjustments.

There are no other significant changes in the state of affairs of the consolidated entity during the financial year not otherwise disclosed in this report or in the financial statements.

9. Significant events after year end

Directors are not aware of any matter or circumstance which has arisen since the end of the financial year which has significantly affected or may significantly affect the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in subsequent financial years.

10. Likely Developments Business Strategies and Future Prospects

In the medium term, the Company will continue to grow through developing differentiated plasma products, expanding flu vaccine sales, receiving royalty flows from the exploitation of the human papillomavirus by Merck & Co, Inc, referred to in section 7 of this Director's Report and the commercialisation of the Company's Iscomatrix® adjuvant technology. Over the longer term the Company intends to develop new products which are protected by its own intellectual property which are high margin human health medicines marketed and sold by the Company's global operations. Further comments on likely developments and expected results of certain aspects of the operations of the consolidated entity, and on the business strategies and prospects for future financial years of the consolidated entity, are contained in the Year in Review in the Annual Report and in section 7 of this Directors' Report. Additional information of this nature can be found on the Company's website (www.csl.com.au). Any further information of this nature has been omitted as it would unreasonably prejudice the interests of the consolidated entity if this report were to refer further to such matters.

11. Environmental Regulatory Performance

The consolidated entity maintains management systems for health, safety and the environment that are consistent with internationally recognised standards to help ensure that its facilities operate to those standards to help protect its employees, contractors and the environment. The consolidated entity also provides appropriate training and resources so that its employees are equipped to work safely and to maintain incident-free workplaces.

Additionally, the consolidated entity's environmental obligations and waste discharge quotas are regulated under applicable Australian and foreign laws. All environmental performance obligations are monitored by the Board and subjected from time to time to government agency audits and site inspections.

The consolidated entity also endeavours to minimise the environmental impact of its operations by recycling waste paper and other materials and by the responsible management and disposal of all product packaging.

No environmental breaches have been notified by the Environmental Protection Authority in Victoria, Australia, or by any other equivalent interstate or foreign government agency in relation to the Company's Australian or international operations during the year ended 30 June 2005.

12. Directors' Shareholdings and Interests

At the date of this report, the interests of the directors who held office at 30 June 2005 in the shares, options and performance rights of the Company are set out in a table on page 13 of this Report.

13. Directors' Interests in Contracts

Section 17 of this Report sets out particulars of the Directors Deed entered into by the Company with each director in relation to Board paper access (indemnity and insurance matters).

14. Share Options

As at the date of this report, the number of unissued ordinary shares in the Company under options and under performance rights are set out in Note 28 of the Financial Statements.

Holders of options or performance rights do not have any right, by virtue of the options or performance rights, to participate in any share issue by the Company or any other body corporate or in any interest issued by any registered managed investment scheme.

The number of options exercised during the financial year and the exercise price paid to acquire fully paid ordinary shares in the Company is set out in Note 28 of the Financial Statements. Since the end of the financial year, no further options have been exercised.

During, and since the end of, the financial year, no performance rights were exercised. There were no shares issued as a result of the exercise of performance rights during the financial year or since the end thereof.

15. Remuneration Report

Board and Human Resources Committee

The Board has adopted a formal charter delegating certain of its responsibilities concerning human resources and remuneration to the Human Resources Committee. This charter can be found on the www.csl.com.au website under Corporate Governance; Board and Committee Charters.

The responsibilities of the Human Resources Committee include:

- reviewing and monitoring the human resources strategic plan;
- reviewing and approving the corporate human resources policies;
- establishing a policy framework for employee and senior executive remuneration;
- reviewing and recommending the terms relating to the Company's employee share, option and performance right schemes;
- recommending to the Board individual senior executive remuneration packages and where appropriate, seeking independent advice regarding senior executive remuneration;
- recommending to the Board senior executive recruitment, retention and termination policies as well as succession planning strategies and policies;
- reviewing benchmarks against which salary reviews are made and monitoring and reviewing the Company's performance management system; and
- reporting to the Board any findings or recommendations of the Committee after each meeting.

In accordance with the charter, the Board reserves responsibility for:

- the remuneration of non-executive directors;
- setting the terms of employment and remuneration for the Managing Director;
- approving remuneration for senior executive management; and
- the operation and policies relating to the Company's employee share, option and performance right schemes and succession planning.

The Board's Human Resources Committee comprises three members, all of whom are independent non-executive directors. These are:

- Mr Ken Roberts (Chairman);
- Dr. Arthur Webster; and
- Mr John Akehurst.

Mr John Akehurst replaced Mr Ian Renard (formerly a member of the Human Resources Committee) during the course of the year. Mr Kelvin Milroy, the General Manager – Human Resources, acts as Secretary of the Committee. The Board Chairperson may attend any meeting of the Committee in an ex officio capacity. The Managing Director, senior executives and professional advisors retained by the Human Resources Committee may attend meetings by invitation.

The Committee meets at the conclusion of the performance management process, at the conclusion of the succession planning process, and at other times as are required to discharge its responsibilities. Information about Committee meetings held during the year and individual directors' attendance at these meetings can be found in section 3 of this Directors' Report.

Any recommendation made by the Human Resources Committee concerning an individual director or executive's remuneration is made without that director or executive being present.

Non-Executive Directors' Remuneration

The Board's principal responsibility is the oversight of the management of the Company and providing strategic direction for and approving the Company's business strategies and objectives. Non-executive director remuneration is not linked to the Company's short-term financial performance and these directors are not entitled to performance based remuneration or participation in the Company's equity incentive plans.

Non-executive directors are entitled to fixed fees having regard to their Board responsibilities, obligations on any of the four Board committees and the aggregate non-executive director remuneration limit approved by shareholders. Within this limit, the Board determines the fees payable to non-executive directors based on advice from professional advisors which takes into consideration fees payable to non-executive directors by comparable organisations as well as fee levels which the Board considers appropriate to attract and retain high quality non-executive directors having regard to the Company's requirements.

Currently, the Company's Constitution sets the maximum aggregate amount of remuneration which may be paid to non-executive directors at $1,500,000. Any increases to this sum must be approved by shareholders at a general meeting. As contemplated by the Constitution, remuneration for any extra services by individual directors or the reimbursement of reasonable expenses incurred by directors may also be approved by the Board from time to time.

The table on page 8 of this Report sets out the fees paid to non-executive directors which amounted to $1,021,876 and which was based on the following schedule:

NED Committee Fees effective 1 January 2005

	Board	Audit & Risk Management Committee	Human Resources Committee	Nomination Committee	Securities and Market Disclosure Committee
Chairman	250,000	25,000	15,000	-	-
Members	110,000	10,000	7,500	-	-

Non-executive directors participate in the Non-Executive Directors' Share Plan (the NED Share Plan) approved by shareholders at the 2002 annual general meeting. Under the NED Share Plan, non-executive directors take at least 20% of their fees in the form of shares in the Company which are purchased on-market at prevailing share prices. These purchases are made by the NED Share Plan administrator at pre-determined intervals.

In addition to fees paid in cash or taken in the form of shares, non-executive directors also receive superannuation contributions equal to 9% of their fees.

Non-executive directors were entitled to a retirement allowance as approved by shareholders in 1994 equal to the highest fees over any consecutive 36 months of service. If the director had served more than five years on the Board, they would receive another 5% of the base fee at the time of retirement for every additional year served, up to a limit of 15 years. The Board terminated this retirement plan as at 31 December 2003 and froze the retirement allowance as at that date. No Non-executive Director has accrued any entitlement to any retirement allowance since 31 December 2003.

Executive Remuneration Structure

Remuneration Policy

The Company's remuneration policy is designed to be competitive and equitable and to attract and retain high quality employees. The aim of the policy is to provide executives (including executive directors and the Company Secretary) with an appropriate balance of fixed and performance related remuneration.

Fixed remuneration is set at a level competitive with market rates and the performance component ensures that a significant proportion of executive remuneration is at risk by being linked to the achievement of corporate objectives, business performance and shareholder returns. The performance component may also include elements of remuneration designed to encourage retention.

Where appropriate, the Human Resources Committee considers independent external advice in setting both the balance of fixed and performance remuneration and the remuneration levels.

Remuneration Structure

The Company's remuneration structure comprises three core elements:

- fixed remuneration
- short-term incentives
- long-term incentives

Together, these elements comprise an executive's total potential remuneration.

Broadly, an executive will have fixed remuneration and a short-term incentive percentage representing the executive's potential short-term incentive as a percentage of fixed remuneration. Under the Company's performance management system, this percentage ranges from 15% to 50% of fixed remuneration depending on an executive's seniority level. In addition, an executive may participate in specific one-off Board approved incentive arrangements relating to key corporate objectives, milestones or events.

An executive will also have a long term incentive percentage which is multiplied by their fixed remuneration to derive a long-term incentive amount. This amount influences the level of options or performance rights which may be allocated to an eligible executive under the Company's equity incentive arrangements. The long-term incentive percentage generally reflects an executive's short-term incentive percentage and hence also ranges from 15% to 50% of fixed remuneration.

The short-term and long-term incentive arrangements are discussed further on pages 5 and 6 of this Report.

Subject to specific industry or geographical labour market conditions, the short-term and long-term incentive percentages are the same and the proportion of performance related remuneration to an executive's total potential remuneration is kept consistent for a given level of seniority. As an executive's seniority level increases, so do the incentive percentages and the proportion of performance related remuneration to that executive's total potential remuneration.

CSL's performance management system is central to how the Company manages performance related remuneration and its integration into the total remuneration structure. The extent to which executives meet or exceed the performance objectives as set out in the performance management system influences the calculation of short-term incentives as well as executives' ability to participate in the Company's long-term incentive programs. Performance as measured under the performance management system is also taken into consideration in reviewing fixed remuneration.

The total remuneration levels for executive directors and specified executives are illustrated in the tables on pages 8 and 9 of this Report. The balance of fixed and performance related remuneration for executive directors and specified executives is illustrated in the table on page 10 of this Report.

Fixed Remuneration

Depending on the country in which the executive is employed, an executive's fixed pay is expressed as a "Total Employment Cost" ("TEC") or as "salary plus benefits".

Where a TEC approach is adopted, an executive's fixed remuneration comprises benefits the executive has elected to receive in lieu of salary inclusive of any associated costs such as fringe benefits tax and mandatory superannuation with the balance taken as cash salary. Where a "salary plus benefits" approach is adopted, the salary is specified and the Company provides benefits to an executive consistent with the labour market practices in that jurisdiction.

Executives who are working in a country other than their usual country of residence are eligible to receive benefits in accordance with the Company's expatriate policies. CSL's expatriate arrangements are intended to recompense an executive for the additional commitment and costs associated with working in a different country. The Human Resources Committee periodically reviews these arrangements to ensure appropriateness and consistency with market practices.

The level of fixed remuneration paid to each executive is based on the executive's skills and experience, the requirements for their role and their relevant labour market in terms of the particular industry and geographical location.

In setting fixed remuneration, the executive's total potential remuneration is taken into consideration to ensure appropriateness of the balance between fixed and performance related remuneration and also appropriateness of the resulting total potential remuneration level.

Executive fixed remuneration is reviewed annually to ensure that it remains market competitive for each executive and reflects any changes in an executive's role or relevant employment market conditions. The executive's performance as evaluated against objectives under the Company's performance management system significantly influences recommendations relating to fixed remuneration.

Any recommendations concerning senior executive fixed remuneration levels are made by the Human Resources Committee to the Board for the Board's consideration.

All executives, excluding directors, are eligible to participate in the CSL Global Employee Share Plan on the same terms and conditions as all other employees. A description of this Plan is set out in note 28 "Employee Benefits" of the financial statements.

Short-term Incentives

Short-term incentives may be awarded to employees based on their annual performance as evaluated under the CSL performance management system. In addition, the Human Resources Committee may recommend the establishment of specific incentive programs linked to the achievement of key corporate objectives, milestones or events. Short-term incentives are paid in cash.

All executive directors and specified executives are eligible to receive an annual incentive under the Company's performance management system. This system facilitates consideration of appropriate performance metrics by the Company and by executives and provides the mechanism for the payment of incentives linked to measurable gains in the achievement of the Company's corporate objectives.

Under the performance management system, usually no more than 6 key performance objectives for a financial year are specified along with actions to achieve the stated objectives and indicators or measures to be applied in assessing an executive's performance against the objectives.

Typically, the performance objectives comprise elements relating to individual performance (specific business tasks), the performance of the relevant business division or function depending on the executive's role (eg revenue, cost targets) and in some cases, that of the CSL group. Importantly, consistent with the philosophy of the short-term incentive percentage representing the potential short-term incentive, performance is assessed against the extent to which these objectives are exceeded and not simply met. As discussed below, the objectives directly relate to the corporate objectives, strategic plans and financial budgets approved by the Board.

Accordingly, the specific short-term incentive objectives vary from executive to executive both in terms of their nature and the weighting of these objectives in accordance with the Company's priorities.

In relation to process, the Board approves the corporate objectives, strategic plans and financial budgets. The Board also approves the Managing Director's specific performance objectives established with reference to the Board approved corporate objectives, plans and budgets. The Managing Director specifically approves the performance objectives for other executives which are also based on the Board approved corporate objectives, plans and budgets and which are also linked to the Managing Director's performance objectives.

Annual performance objectives and assessment criteria are established consistent with the corporate objectives and business plans approved by the Board and the responsibilities of the executive's position. Upon completion of the annual performance period, performance reviews are then conducted. Proposed incentive payments are then derived from this process having regard to the established performance objectives and assessment criteria. The Human Resources Committee or Board then considers the proposed incentive payments for approval.

In relation to one-off incentive programs, two programs were approved by the Board during the year. A retention incentive was approved payable to certain executives who remained with the CSL Group until successful completion of the sale of JRH Biosciences provided the business unit met and continued to meet specific business performance targets. The Board approved on 16 March 2004 an incentive linked to the successful integration of ZLB Behring based on integration metrics approved by the Board which were previously used to evaluate the Aventis Behring acquisition.

As with proposed incentive payments under the Company's performance management system, any proposed payments under the one-off incentive programs are considered for approval by the Human Resources Committee or Board.

Further details relating to payments under the short-term incentive programs are set out on pages 8 and 9 of this Report.

Directors' Report

Long-term Incentives

Long-term incentives are reserved for employees who have performed to a required performance level and who are regarded as being of strategic operational importance to the Company and for prospective key employees. The Company used the CSL Performance Rights Plan approved by shareholders at the 2003 annual general meeting for this purpose during the financial year.

Performance Rights Plan

The number of Performance Rights issued to an executive is dependent upon an executive's long term incentive percentage and the Company's share price. In the case of Executive Directors, any allocations of Performance Rights are also subject to shareholder approval. Shareholder approval was obtained at the 2003 annual general meeting for up to 350,000 performance rights to be issued in total to Dr Brian McNamee and Mr Tony Cipa over three years.

During the financial year, Performance Rights were granted as equity compensation benefits to executive directors and specified executives on the basis that they were strategically operationally important employees who had performed to a required performance level as evaluated under the Company's performance management system.

The Performance Rights were issued for no consideration. Each Right entitles the holder to subscribe for one fully paid ordinary share in the entity for either nil or nominal consideration. A Performance Right may only be exercised when it has become a Vested Performance Right. Unvested Performance Rights cannot be exercised and lapse on termination of employment. Vested Performance Rights can be exercised from the date they become Vested Performance Rights until they lapse which is 7 years from their issue date.

Performance Rights may become Vested Performance Rights if the Company satisfies specific Performance Hurdles during specified Performance Periods.

The minimum Performance Period is 3 years. If all eligible Performance Rights do not vest at the end of this period, performance may be reassessed at one-yearly intervals for up to a further two years. Any Performance Rights which remain unvested after the last reassessment lapse.

The Board believes that a three year performance period is an appropriate minimum time-frame over which executives should be assessed in relation to the achievement of long-term corporate objectives.

If Performance Rights remain unvested at the end of this period, performance is tested again a year later over at least a 4 year performance period. If the Performance Hurdle is not fully met at this time, performance is subject to a final test one further year later over at least a 5 year performance period.

The measure used in the Performance Hurdle is the Company's Total Shareholder Return (TSR) relative to that of the companies comprising the ASX top 100 by market capitalisation (excluding companies with the GICS industry codes of commercial banks, oil and gas and metals and mining). The Peer Groups for various allocations were established on 1 October 2003, 31 March 2004 and 1 October 2004 and are stipulated in the documents evidencing the respective grants.

The Board's view is that TSR is an appropriate measure to assess long term performance as this measure closely reflects shareholder requirements in terms of share price growth and distributions. Also, the extent to which longer-term corporate objectives are achieved should be reflected in the Company's share price and dividend paying capacity by this time.

Given the Company's relevant capital markets, the Board's view is that the Peer Group best represents the jurisdiction and also the companies with which CSL competes for capital. As the Company is employing a relative TSR measure, the Board's opinion was to exclude from the Peer Group companies operating in distinctive industries not relevant to CSL (such as mining companies).

The Performance Hurdle is defined so that a proportion of Performance Rights vest when a minimum target is reached and this proportion increases as performance exceeds the minimum target.

In relation to Performance Rights granted to date, if the Company's performance in terms of TSR ranking places it below the 50th percentile at every Test Date, none of the Performance Rights will vest. Where the Company is placed at or above the 75th percentile on any Test Date, all of the Performance Rights, which have reached or exceeded the minimum Performance Period of 3 years will vest. 50% of the eligible Performance Rights vest upon CSL being ranked at the 50th percentile with the balance vesting on a straight line basis between the 50th and 75th percentiles. The data used to assess performance is provided by external advisors.

SESOP II

The Senior Executive Share Ownership Plan II ("SESOP II") has previously been used for the purpose of delivering long-term incentives. SESOP II was approved by special resolution at the annual general meeting of the Company on 20 November 1997.

Under this program, options were issued for a term of seven years and began to be exercisable, subject to satisfying the performance hurdle, after the third anniversary of the date of grant. An allocation could be fully exercisable after 5 years. The exercise price was calculated using the weighted average price over the 5 days preceding the issue date of the option.

For the options to be exercisable, a performance hurdle relating to earnings per share for CSL ordinary shares must be met. Specifically, for the period from the financial year preceding the grant of options until the financial year prior to the date of exercise, pre-abnormal earnings per share must increase by seven percent compound per annum. Either none or all of the options are exercisable depending upon whether this target is achieved.

In addition, there is also an individual employee hurdle requiring an executive to obtain for the financial year prior to exercise of the options, a satisfactory rating under the Company's performance management system.

In relation to grants of options made in previous financial years, the Board's view was that an earnings per share performance hurdle was most appropriate given a key approved corporate objective of pursuing sustainable growth.

Directors' Report

Under the rules of SESOP II, participants may be provided with a loan to fund the exercise of the options. Consequently, no loan is made to the recipients of options until the option is exercised and no amounts are recorded in receivables until the option is exercised. Interest equivalent to the after-tax cash amount of dividends on the underlying shares (excluding the impact of imputation and assuming a marginal income tax rate of 48.5%) is charged on the loan.

No options were issued under SESOP II during the 2005 financial year.

The table below indicates the Company's annual compound growth in earnings per share (EPS) from various base financial years. Options granted under SESOP and SESOP II are subject to the hurdle of 7% annual compound growth in such earnings.

SESOP Allocation	Financial Year 1997	1998	1999	2000	2001	2002	2003	2004	2005
1997	21%	24%	17%	16%	19%	23%	10%	24%	33%
1998		27%	16%	16%	18%	24%	9%	24%	34%
1999			6%	9%	15%	23%	6%	24%	35%
2000				13%	20%	29%	6%	28%	41%
2001					28%	38%	3%	32%	47%
2002						60%	-6%	33%	52%
2003							-43%	26%	53%
2004								179%	152%
2005									128%

Irrespective of the base year, every allocation of options has to date satisfied the performance hurdle between when the options became first exercisable and their expiry date. Accordingly, except for options lapsing in accordance with the Rules (eg termination of employment) all options that have met the time-related vesting requirements have vested.

As mentioned earlier in this Report, short-term incentives are principally managed by the Company's performance management system. Also, until July 2003, long-term incentives were delivered through SESOP and SESOP II using options having an EPS hurdle. Accordingly, until July 2003, there is no direct link between TSR and performance related pay except to the extent that EPS may influence TSR.

Since October 2003, the Company has provided long-term incentives using Performance Rights which have a TSR hurdle. While no Performance Period has yet completed for any allocation, the table below summarises the prospect of Performance Rights vesting given the Company's relative TSR performance over the Performance Period to date.

Peer Group Establishment Date	Company TSR[1]	Percentile Rank[1,2]	Rights Vesting[2]
1 October 2003	119%	99	100%
31 March 2004	65%	92	100%
1 October 2004	22%	74	98%

[1]Test date of 31 March 2005 being the most recent periodical update to participants

[2]All Performance Rights vest at the 75th percentile

Director and Executive Contracts

Non Executive Directors

Non-executive directors are subject to ordinary election and rotation requirements as stipulated in the ASX Listing Rules and the Company's Constitution. Accordingly, there are no specific employment contracts with non-executive directors.

Executive Directors and Specified Executives

Each contract outlines the key terms of employment including the executive's fixed remuneration. The potential short term incentive may also be stipulated in the contract or be governed by the Company's remuneration structure which governs the level of short-term incentives applicable to seniority levels.

It is the Company's general practice that employment contracts for executive directors and specified executives do not have a fixed term. Except for Mr Tom Giarla who is on a fixed term contract expiring on 31 January 2006, all of the executive directors' and specified executives' employment contracts do not have a fixed term.

It is the Company's policy that employment contracts for executive directors and specified executives contain provisions for termination with notice or payment in lieu thereof and for termination by the Company without notice for serious misconduct and breach of contract.

Certain executive directors and specified executives may be entitled to receive a termination payment in addition to notice where the Company terminates employment with the executive. In all circumstances, termination payments are not required to be made where termination of employment by the Company occurs for serious misconduct and breach of contract.

The notice period required to be given by the employee or the Company along with any termination payments to which they may be eligible are set out in the table below. With the exception of Tom Giarla whose termination payment may include potential bonuses, termination payments for all executive directors and specified executives are expressed in months and calculated by reference to TEC or salary (excluding benefits) which the executive would have earned over that time.

	Notice Period by Company	Notice Period by Employee	Termination Payments
Executive Directors			
B A McNamee	6 months	6 months	12 months
A M Cipa	6 months	6 months	12 months
Specified Executives			
P Turner	6 months	6 months	12 months
C Armit	6 months	6 months	6 months
P Bordonaro	3 months	3 months	12 months
A Cuthbertson	6 months	6 months	12 months
P Turvey	6 months	6 months	12 months
K Milroy	3 months	3 months	12 months[1]
A Martinez	6 months	6 months	12 months
M Sontrop	3 months	3 months	12 months
H Strenger	3 months	3 months	12 months
T Giarla	3 months	3 months	12 months plus bonus potential

[1] Estimated; termination payment is actually based on terms expressed as 5 weeks per year of service (for 5 years) plus 3 weeks for year thereafter to maximum of 15 years.

Director and Executive Remuneration

Director Remuneration

– Audited Section

		Primary			Post employment		Equity		
		Cash salary and fees[3]	Cash Bonus[4]	Non-Monetary Benefits	Super-annuation	Retirement Benefits	Performance Rights[5]	Options[5]	Total
		$	$	$	$	$	$	$	$
Executive Directors									
Dr B A McNamee	**2005**	**1,257,993**	**1,300,000**	**68,678**	**40,202**	-	**246,680**	-	**2,913,553**
Managing Director	2004	947,207	482,500	79,635	44,254	-	65,522	-	1,619,118
A M Cipa	**2005**	**508,020**	**495,000**	**2,565**	**42,531**	-	**138,349**	**31,269**	**1,217,734**
Finance Director	2004	406,552	176,000	2,645	33,448	-	40,197	92,500	751,342
Non-executive Directors									
P H Wade	**2005**	**235,000**	-	-	**21,150**	-	-	-	**256,150**
Chairman	2004	210,000	-	-	18,900	-	-	-	228,900
J Akehurst[1]	**2005**	**108,750**	-	-	**9,788**	-	-	-	**118,538**
Non-executive director	2004	25,000	-	-	2,250	-	-	-	27,250
E A Alexander	**2005**	**127,500**	-	-	**11,475**	-	-	-	**138,975**
Non-executive director	2004	110,000	-	-	9,900	-	-	-	119,900
I A Renard	**2005**	**118,750**	-	-	**10,688**	-	-	-	**129,438**
Non-executive director	2004	107,500	-	-	9,675	-	-	-	117,175
M A Renshaw[2]	**2005**	**110,000**	-	-	**9,900**	-	-	-	**119,900**
Non-executive director	2004	-	-	-	-	-	-	-	-
K J Roberts	**2005**	**120,000**	-	-	**10,800**	-	-	-	**130,800**
Non-executive director	2004	105,000	-	-	9,450	-	-	-	114,450
A C Webster	**2005**	**117,500**	-	-	**10,575**	-	-	-	**128,075**
Non-executive director	2004	103,750	-	-	9,338	-	-	-	113,088
Total of all Directors	**2005**	**2,703,513**	**1,795,000**	**71,243**	**167,109**	-	**385,029**	**31,269**	**5,153,163**
	2004	2,015,009	658,500	82,280	137,215	-	105,719	92,500	3,091,223

[1] Mr J Akehurst commenced 1 April 2004

[2] Mr M A Renshaw commenced 20 July 2004

[3] As disclosed on page 4 of this Report under the section titled "Non-Executive Director Remuneration", non-executive directors participate in the NED Share Plan under which non-executive directors take at least 20% of their fees in the form of shares in the Company which are purchased on-market at prevailing share prices.

[4] As disclosed on page 5 of this Report under the section titled "Short-term Incentives", executive directors were entitled to receive one-off bonuses linked to meeting performance objectives relating to the successful integration of ZLB Behring.

Of the $1,300,000 cash bonus to Dr B A McNamee, $650,000 resulted from his annual performance as evaluated by the Board under the Company's performance management system and $650,000 was awarded in relation to the one-off Board approved ZLB Behring integration program.

Of the $495,000 cash bonus to A M Cipa, $275,000 was awarded as a result of his annual performance under the Company's performance management system as approved by the Board and $220,000 was awarded in relation to the one-off Board approved ZLB Behring integration program.

In relation to the ZLB integration bonus, the bonus was dependant upon achieving 95% of the earnings and cash flow integration targets based on integration metrics used by the Board to evaluate the Aventis Behring acquisition.

[5] The options and rights have been valued using a combination of the Binomial and Black Scholes option valuation methodologies as at the grant date adjusted for the probability of performance hurdles being achieved. This valuation was undertaken by PricewaterhouseCoopers.

The amounts disclosed in remuneration have been determined by allocating the value of the options and performance rights evenly over the period from grant date to vesting date in accordance with applicable accounting standards. As a result, the current year includes options that were granted in prior years and therefore disclosed as part of the executive director's remuneration in prior years using the grant date basis of measurement.

Specified Executive Remuneration
– Audited Section

		Primary			Post employment		Equity		
		Cash salary and fees[1,2]	Cash Bonus[1,3]	Non-Monetary Benefits	Super-annuation[1]	Retirement Benefits	Performance Rights[4]	Options[4]	Total
		$	$	$	$	$	$	$	$
Specified Executives									
P Turner	2005	946,377	762,440	4,172	78,260	-	83,514	200,002	2,074,765
President - ZLB Behring (based in United States)	2004	745,385	403,056	-	40,823	-	16,351	270,546	1,476,161
C Armit	2005	381,966	124,500	62,895	33,160	-	47,121	160,066	809,708
President - CSL Pharmaceutical (based in Australia)	2004	369,544	160,000	-	28,800	-	10,326	228,524	797,194
P Bordonaro	2005	368,755	120,000	29,650	30,783	-	68,085	31,269	648,542
General Manager - CSL Bioplasma (based in Australia)	2004	324,883	105,900	23,647	27,512	-	18,617	92,500	593,059
A Cuthbertson	2005	324,772	105,000	53,614	24,747	-	37,166	173,777	719,076
Chief Scientific Officer (based in Australia)	2004	290,000	72,500	10,987	-	-	7,852	193,165	574,504
P Turvey	2005	366,197	294,000	31,859	48,740	-	58,319	126,414	925,529
Company Secretary and General Counsel (based in Australia)	2004	295,392	101,100	20,558	40,440	-	9,435	170,013	636,938
K Milroy	2005	392,405	258,566	23,495	33,913	-	20,896	82,156	811,431
General Manager - Human Resource (based in United States)	2004	263,063	145,801	19,425	32,935	-	410	166,518	628,152
T Giarla	2005	481,889	1,574,604	9,663	29,382	-	20,747	98,628	2,214,913
President - JRH Biosciences (based in United States)	2,004	384,809	182,252	34,307	15,421	-	-	169,800	786,589
A Martinez	2005	397,795	418,082	-	25,533	-	25,219	-	866,629
Executive Vice President - Commercial Development (based in United States)	2004	102,830	105,648	-	5,246	-	495	-	214,219
M Sontrop	2005	534,478	427,700	2,725	45,652	-	21,976	66,836	1,099,367
Senior Vice President and Managing Director - Marburg (based in Germany)	2004	385,656	213,776	-	34,762	-	431	146,378	781,003
H Strenger	2005	1,311,049	239,705	-	26,750	-	10,088	-	1,587,592
Vice President and General Manager - Japan - ZLB Behring (based in Japan)	2004	162,532	299,159	-	6,947	-	198	-	468,836
Total Specified Executives	2005	5,505,683	4,324,597	218,073	376,920	-	393,131	939,148	11,757,552
	2004	3,324,094	1,789,192	108,924	232,886	-	64,115	1,437,444	6,956,655

[1] Cash salary and fees, cash bonuses and superannuation paid in foreign currency have been converted to Australian dollars at the average exchange rate for the year ended 30 June 2005. Both the amount of remuneration and any movement in comparison to prior years may be influenced by changes in the respective currency exchange rates.

[2] Certain specified executives receive specific allowances in connection with the Company's expatriate remuneration policies as follows:

		Fixed Base Salary	Expatriate Allowances	Total Cash salary
	$	$	$	$
Specified Executives				
P Turner	2005	846,928	99,449	946,377
K Milroy	2005	299,788	92,617	392,405
M Sontrop	2005	411,136	123,342	534,478
H Strenger	2005	600,686	710,363	1,311,049

Mr H Strenger's cash salary and fees includes payments relating to particular expatriate arrangements resulting from his previous contractual rights with Aventis Behring and the transition to CSL's expatriate policies.

[3] Included in cash bonuses are the following ZLB integration bonuses to key executives of the integration team: P Turner $381,220; P Turvey $126,000; K Milroy $137,902; A Martinez $198,897 and M Sontrop $210,209.

T Giarla was entitled to receive a USD 300,000 non-compete payment (effective for up to 2 years) relating to the sale of JRH Biosciences and was also entitled to receive a USD 300,000 sign-on fee on entering into an employment agreement with CSL in lieu of further entitlements in connection with the sale of JRH Biosciences.

[4] The options and rights have been valued using a combination of the Binomial and Black Scholes option valuation methodologies as at the grant date adjusted for the probability of performance hurdles being achieved. This valuation was undertaken by PricewaterhouseCoopers.

The amounts disclosed have been determined by allocating the value of the options and performance rights evenly over the period from grant date to vesting date in accordance with applicable accounting standards. As a result, the current year includes options that were granted in prior years and disclosed as part of the executive's remuneration in prior years using the grant date basis of measurement.

Directors' Report

Executive Director and Specified Executives
Fixed and Performance Remuneration Components

Remuneration Components as a Proportion of Total Remuneration	Fixed Remuneration (not linked to company performance[1]	Performance Related Remuneration				Total
		Cash Based STI[2]	Equity Based		Total[3]	
			Performance Shares	Performance Options		
Executive Directors						
B A McNamee	47%	45%	8%	0%	53%	100%
A M Cipa	45%	41%	11%	3%	55%	100%
Specified Executives						
P Turner	50%	37%	4%	9%	50%	100%
C Armit	59%	15%	6%	20%	41%	100%
P Bordonaro	66%	19%	10%	5%	34%	100%
A Cuthbertson	56%	15%	5%	24%	44%	100%
P Turvey	48%	32%	6%	14%	52%	100%
K Milroy	55%	32%	3%	10%	45%	100%
T Giarla	24%	71%	1%	4%	76%	100%
A Martinez	49%	48%	3%	0%	51%	100%
M Sontrop	53%	39%	2%	6%	47%	100%
H Strenger	84%	15%	1%	0%	16%	100%

[1]Remuneration not linked to company performance means fixed remuneration as outlined in the section "Executive Remuneration Structure" on page 4 of this Report and comprises cash salary, superannuation and non monetary benefits (interest on loans).

As stated under the section "Fixed Remuneration" on page 4 of this Report, any recommendations concerning senior executive fixed remuneration levels are significantly influenced by the executive's performance as assessed under the Company's performance management system.

[2] Cash based STI includes any payments based on the executive's performance under the Company's performance management system as well as any payments pursuant to the specific one-off programs approved by the Board relating to the integration of ZLB Behring and the JRH Biosciences sale.

[3] The balance between fixed and performance related pay, the relationship between short-term and long-term incentive percentages has been significantly influenced during the financial year as a result of cash based short term incentive payments in connection with the integration of ZLB Behring and the sale of JRH Biosciences.

In addition, aside from foreign currency influences, relativities have also been affected by the grants of Performance Rights for certain executives being recognised in the 2004 financial accounts and the proposed grant of Performance Rights which will be recognised in the 2006 financial accounts.

Director and Specified Executives Performance Remuneration

	Short term incentive [1]		Estimates of the maximum remuneration amounts which could be received under the 2005 equity grants in future years [2]			(A) Remuneration consisting of options [3]	(B) Value at grant date [4]	(C) Value at exercise date [5]	(D) Total of columns (B) to (C)
	Percentage Awarded [1]	Percentage Not Awarded [1]	2006	2007	2008	%	$	$	$
Executive Directors									
B A McNamee	100.0%	-	-	-	-	8%	-	1,692,000	1,692,000
A M Cipa	100.0%	-	-	-	-	14%	-	501,246	501,246
Specified Executives									
P Turner	100.0%	-	-	-	-	14%	-	153,186	153,186
C Armit	75.0%	25.0%	24,828	24,828	24,828	26%	24,960	1,427,200	1,452,160
P Bordonaro	75.0%	25.0%	-	-	-	15%	-	342,580	342,580
A Cuthbertson	75.0%	25.0%	-	-	-	29%	-	232,320	232,320
P Turvey	100.0%	-	-	-	-	20%	-	341,438	341,438
K Milroy	87.5%	12.5%	-	-	-	13%	-	219,940	219,940
T Giarla	100.0%	-	24,828	24,828	24,828	5%	24,960	454,320	479,280
A Martinez	100.0%	-	-	-	-	3%	-	-	-
M Sontrop	100.0%	-	-	-	-	8%	-	416,460	416,460
H Strenger	100.0%	-	-	-	-	1%	-	-	-

[1] Short term incentive awarded and not awarded relates to the period ended 30 June 2005 only.

As mentioned on page 5 of this Report under the section 'Short-term incentives", consistent with the philosophy of the short-term incentive percentage representing the potential short-term incentive is that performance under the performance management system is assessed in terms of the extent to which objectives are exceeded.

Accordingly, to be awarded 100% of short-term incentive, an executive is required to have exceeded all performance objectives. An executive who has obtained less than 100% of their incentive payment may have met all their objectives and exceeded some of their objectives but may not have exceeded all of the performance objectives.

[2] The balance between fixed and performance related pay and the relationship between long-term incentive pay and total remuneration has been significantly influenced during the financial year as a result of cash based short term incentive payments pursuant to the specific one-off programs approved by the Board in connection with the integration of ZLB Behring and the sale of JRH Biosciences.

In addition, relativities have also been affected by the grants of Performance Rights for certain executives being recognised in the 2004 financial accounts and the proposed grant of Performance Rights which will be recognised in the 2006 financial accounts.

[3] The maximum value has been determined at grant date and amortised in accordance with the applicable accounting standard requirements. The minimum value of the grant is $nil if the performance conditions are not satisfied. No options were granted during 2005.

[4] The value at grant date has been determined by the share price at the close of business on grant date less the option exercise price times by the number of options granted during 2005.

[5] The value at exercise date has been determined by the share price at the close of business on exercise date less the option exercise price times by the number of options exercised during 2005.

Directors' Report

Director and Specified Executives
Options and Rights Holdings

Performance Rights

					Terms and Conditions for Performance Rights grants during 2005			
	Balance at 1 July 2004	Number Granted	Balance at 30 June 2005	Number Lapsed	Grant Date	Value per Right at Grant Date	First Exercise Date	Last Exercise Date
Executive Directors								
B A McNamee	70,000	-	70,000	-				
A M Cipa	40,000	-	40,000	-				
Specified Executives								
P Turner	24,800	-	24,800	-				
C Armit	8,400	6,000	14,400	-	25-Aug-04	$20.69	30-Sep-07	25-Aug-11
P Bordonaro	20,800	-	20,800	-				
A Cuthbertson	11,100	-	11,100	-				
P Turvey	17,100	-	17,100	-				
K Milroy	5,800	-	5,800	-				
T Giarla	-	6,000	6,000	-	25-Aug-04	$20.69	30-Sep-07	25-Aug-11
A Martinez	7,000	-	7,000	-				
M Sontrop	6,100	-	6,100	-				
H Strenger	2,800	-	2,800	-				
Total	**213,900**	**12,000**	**225,900**	**-**				

The Board has resolved to make grants of Performance Rights relating to the 2005 financial year subsequent to completing assessments under the Company's performance management system and annual reviews of executive remuneration levels. In relation to the 2004 financial year, grants of performance rights to a number of executive directors and specified executives were recognised in the 2004 financial statements. For this reason, only a small number of grants are being recognised this financial year.

SESOP and SESOP II Options

	Balance at 1 July 2004	Number Granted	Number Exercised	Number Lapsed	Balance at 30 June 2005	Number Vested
Executive Directors						
B A McNamee	100,000	-	100,000	-		-
A M Cipa	100,954	-	25,954	-	75,000	60,000
Specified Executives						
P Turner	185,192	-	10,192	-	175,000	80,000
C Armit	250,000	-	160,000	-	90,000	-
P Bordonaro	101,000	-	26,000	-	75,000	60,000
A Cuthbertson	135,000	-	48,000	-	87,000	-
P Turvey	125,924	-	25,924	-	100,000	40,000
K Milroy	84,000	-	14,000	-	70,000	21,000
T Giarla	139,500	-	36,000	-	103,500	72,000
M Sontrop	91,000	-	33,000	-	58,000	19,800
Total	**1,312,570**	**-**	**479,070**	**-**	**833,500**	**352,800**

In relation to the 2005 financial year, the Company used the CSL Performance Rights Plan approved by shareholders at the 2003 annual general meeting for long term incentive purposes. Accordingly, no options were issued under SESOP II during the financial year. The last grant of options under SESOP II was made in July 2003.

Directors' Report

Director and Specified Executives
Shares on Exercise of Options and Rights

	Date Options Granted[1,2]	Number of shares	Paid $ per share	Unpaid $ per share
Executive Directors				
B A McNamee	Nov-1997	100,000	8.93	-
A M Cipa	Jul-1998	5,954	10.82	-
	Jul-1999	20,000	13.23	-
Specified Executives				
P Turner	Jul-1998	10,192	10.82	-
C Armit	Feb-2000	160,000	23.07	-
P Bordonaro	Jul-1998	6,000	10.82	-
	Jul-1999	20,000	13.23	-
A Cuthbertson	Feb-2000	48,000	21.01	-
P Turvey	Jul-1998	5,924	10.82	-
	Jul-1999	20,000	13.23	-
K Milroy	Jul-1999	14,000	13.23	-
T Giarla	Jul-1999	36,000	13.23	-
M Sontrop	Jul-1999	33,000	13.23	-
Total		479,070		

[1] For all of the Options granted, the time-related vesting criteria was 60% of the allocation after 3 years from grant date, 20% after 4 years from grant and the balance of 20% after 5 years from grant date.

[2] Refer to the table on page 12 of this Report for the balance of options and performance rights held by executive directors and specified executives subsequent to exercise of the options and performance rights as set out above.

Director and Specified Executives
Shareholding

	Balance at 1 July 2004	Options exercised during year	Other changes during year	Balance at 30 June 2005	Balance as of date of this Report
Directors					
B A McNamee	770,651	100,000	(527,140)	343,511	343,511
A M Cipa	8,468	25,954	(25,875)	8,547	8,547
P H Wade	28,490	-	2,420	30,910	31,267
J Akehurst	2,500	-	3,813	6,313	6,470
E A Alexander	5,215	-	1,301	6,516	6,673
I A Renard	5,342	-	1,031	6,373	6,530
M A Renshaw	-	-	659	659	816
K J Roberts	4,872	-	966	5,838	5,995
A C Webster	7,876	-	966	8,842	8,999
Specified Executives					
P Turner	2,050	10,192	-	12,242	12,242
C Armit	724	160,000	(49,814)	110,910	110,910
P Bordonaro	36,760	26,000	(36,000)	26,760	26,760
A Cuthbertson	30,379	48,000	(30,000)	48,379	48,379
P Turvey	30,734	25,924	(9,687)	46,971	46,971
K Milroy	31,304	14,000	(8,701)	36,603	36,603
T Giarla	40,500	36,000	(76,500)		-
A Martinez	-	-	121	121	121
M Sontrop	1,559	33,000	(32,704)	1,855	1,855
H Strenger	-	-	-		-
Total	1,007,424	479,070	(785,144)	701,350	702,649

Directors' Report

Loans to Directors and Specified Executives

Details of the aggregate of loans to Directors and Specified Executives are as shown:

		Opening Balance $'000	Interest Charged $'000	Interest not charged $'000	Closing Balance $'000	Number in group 30 June 2005
Directors	**2005**	**1,882**	**71**	**71**	**941**	**2**
	2004	1,893	51	133	1,882	2
Specified executives	**2005**	**1,930**	**72**	**218**	**5,041**	**10**
	2004	1,587	28	137	1,930	6
Total Directors and Specifed Executives	**2005**	**3,812**	**143**	**289**	**5,982**	**12**
	2004	3,480	79	270	3,812	8

Details of individuals with loans above $100,000 in the reporting period are as follows:

	Balance at 1 July 2004 $'000	Interest Charged $'000	Interest not charged $'000	Balance at 30 June 2005 $'000	Highest owing in period
Directors					
B A McNamee	1,834	70	69	893	2,727
Specified Executives					
P Turner	-	3	4	110	110
C Armit	-	14	63	2,537	2,537
P Bordonaro	462	15	30	330	791
A Cuthbertson	155	15	54	1,008	1,008
P Turvey	397	16	32	593	726
K Milroy	381	8	23	463	463
T Giarla	536	-	10	-	1,012
M Sonnrop	-	-	3	-	437

All of the loans relate to SESOP and SESOP II under which executive directors and specified executives were provided with loans to fund the exercise of options. SESOP was terminated by the Company and there are no longer any outstanding options under SESOP. No grants of options have been made under SESOP II since July 2003.

Loans to executive directors and specified executives relating to SESOP are interest free. Loans relating to SESOP II are charged interest at a concessional average rate of 2%. This is based on interest being charged equivalent to the after-tax cash amount of dividends on the underlying shares (excluding the impact of imputation and assuming a marginal income tax rate of 48.5%). The average commercial rate of interest during the year was 7%.

16. Other Transactions and Balances with Directors and Specified Executives

The directors and specified executives and their related entities have the following transactions with entities within the consolidated entity that occur within a normal employee, customer or supplier relationship on terms and conditions no more favourable than those which it is reasonable to expect the entity would have adopted if dealing at arm's length in similar circumstances:

- The Company has a number of contractual research relationships with the University of Melbourne of which Mr Ian Renard is the Chancellor and Miss Elizabeth Alexander is the Chair of the Finance Committee and a member of the Council.
- The parent entity made contributions during the financial year to the CSL Superannuation Plan. Dr B A McNamee is a shareholder of the Plan's trustee company, but not a member of the Plan.

17. Indemnification of Directors and Officers

During the financial year, the insurance and indemnity arrangements discussed below were in place concerning directors and officers of the consolidated entity:

The Company has entered into a Director's Deed with each director regarding access to Board papers, indemnity and insurance. Each Deed provides:

(a) an ongoing and unlimited indemnity to the relevant director against liability incurred by that director in or arising out of the conduct of the business of the Company or of a subsidiary (as defined in the Corporations Act) or in or arising out of the discharge of the duties of that director. The indemnity is given to the extent permitted by law and to the extent and for the amount that the relevant director is not otherwise entitled to be, and is not actually, indemnified by another person or out of the assets of a corporation, where the liability is incurred in or arising out of the conduct of the business of that corporation or in the discharge of the duties of the director in relation to that corporation;

(b) that the Company will maintain, for the term of each director's appointment and for seven years following cessation of office, an insurance policy for the benefit of each director which insures the director against liability for acts or omissions of that director in the director's capacity or former capacity as a director of the Company; and

(c) the relevant director with a right of access to Board papers relating to the director's period of appointment as a director for a period of seven years following that director's cessation of office. Access is permitted where the director is, or may be, defending legal proceedings or appearing before an inquiry or hearing of a government agency or an external administrator, where the proceedings, inquiry or hearing relates to an act or omission of the director in performing the director's duties to the Company during the director's period of appointment.

In addition to the Director's Deeds, Rule 146 of the Company's Constitution requires the Company to indemnify each "officer" of the Company and of each wholly owned subsidiary of the Company out of the assets of the Company "to the relevant extent" against any liability incurred by the officer in the conduct of the business of the Company or in the conduct of the business of such wholly owned subsidiary of the Company or in the discharge of the duties of the officer unless incurred in circumstances which the Board resolves do not justify indemnification.

For this purpose, "officer" includes a director, executive officer, secretary, agent, auditor or other officer of the Company. The indemnity only applies to the extent the Company is not precluded by law from doing so, and to the extent that the officer is not otherwise entitled to be or is actually indemnified by another person, including under any insurance policy, or out of the assets of a corporation, where the liability is incurred in or arising out of the conduct of the business of that corporation or in the discharge of the duties of the officer in relation to that corporation.

The Company paid insurance premiums of $1,065,095.83 in respect of a contract insuring each individual director of the Company and each full time executive officer, director and secretary of the Company and its controlled entities, against certain liabilities and expenses (including liability for certain legal costs) arising as a result of work performed in their respective capacities, to the extent permitted by law.

18. Auditor independence and non-audit services

The company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor's expertise and experience with the company and/or the consolidated entity are important.

Details of the amounts paid or payable to the entity's auditor, Ernst & Young for non-audit services provided during the year are set out below. The directors, in accordance with the advice received from the Audit and Risk Management Committee, are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The directors are satisfied that the provision of non-audit services by the auditor did not compromise the auditor independence requirements of the Corporations Act 2001 for the following reasons:

- all non-audit services have been reviewed by the Audit and Risk Management Committee to ensure that they do not impact the impartiality and objectivity of the auditor
- none of the services undermine the general principles relating to auditor independence as set out in Professional Statement F1, including reviewing or auditing the auditor's own work, acting in a management or a decision making capacity for the company, acting as an advocate for the company or jointly sharing economic risks and rewards.

A copy of the auditors' independence declaration as required under section 307C of the Corporations Act 2001 accompanies this Report.

Ernst & Young and its related practices received or are due to receive the following amounts for the provision of non-audit services:

Completion audits in relation to the JRH business unit disposal	$508,103
Accounting advice and audit services in relation to AIFRS	$67,500
Compliance audits and advice	$46,764
	$622,367

19. Rounding

The amounts contained in this report and in the financial report have been rounded to the nearest $1,000 (where rounding is applicable) unless specifically stated otherwise under the relief available to the Company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies.

This report has been made in accordance with a resolution of directors.

Signed

Peter H Wade (Director)

Signed

\

Brian A McNamee (Director)
Melbourne

24 August 2005

ERNST & YOUNG

■ 120 Collins Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

■ Tel 61 3 9288 8000
Fax 61 3 9654 6166
DX 293 Melbourne

Auditor's Independence Declaration to the Directors of CSL Limited

In relation to our audit of the financial report of CSL Limited for the financial year ended 30 June 2005, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Ernst & Young

Ivan Wingreen
Partner
24 August 2005

CSL Limited and its controlled entities
Financial Report
for the year ended 30 June 2005

CSL Limited and its controlled entities

Statement of Financial Performance

for the year ended 30 June 2005

		Consolidated Entity		Parent Entity	
	Notes	2005 $000	2004 $000	2005 $000	2004 $000
Sales revenue	2	2,749,934	1,650,196	363,320	416,593
Cost of sales		1,686,776	1,070,028	169,872	221,259
Gross profit		1,063,158	580,168	193,448	195,334
Other revenues	2	502,976	185,515	33,471	116,208
Research and development expenses		145,721	101,188	59,192	46,856
Selling and marketing expenses		332,336	146,433	42,517	44,374
General and administration expenses		174,583	131,029	55,577	38,190
Borrowing costs	3(b)	41,640	23,742	387	307
Other expenses - Net assets of discontinued operations sold	36	178,548	59,281	-	24,920
Other expenses	3(b)(i)	51,366	49,381	-	-
Profit from ordinary activities before income tax expense		641,940	254,629	69,246	156,893
Income tax expense relating to ordinary activities	4	95,422	35,004	8,487	36,553
Net profit attributable to members of CSL Limited	25	546,518	219,625	60,759	120,340
Net exchange difference on translation of financial statements of self-sustaining foreign operations	24	(181,715)	64,435	-	-
Share issue costs	23	-	(10,126)	-	(10,126)
Total revenues, expenses and valuation adjustments attributable to members of CSL Limited recognised directly in equity		(181,715)	54,309	-	(10,126)
Total changes in equity other than those resulting from transactions with owners as owners attributable to members of CSL Limited	26	364,803	273,934	60,759	110,214

		Cents	Cents
Basic earnings per share	37	278.85	123.3
Diluted earnings per share	37	277.50	122.8

The above statement of financial performance should be read in conjunction with the accompanying notes.

CSL Limited and its controlled entities

Statement of Financial Position

for the year ended 30 June 2005

	Notes	Consolidated Entity 2005 $000	Consolidated Entity 2004 $000	Parent Entity 2005 $000	Parent Entity 2004 $000
CURRENT ASSETS					
Cash assets	5	**723,842**	114,896	**461,769**	12,700
Receivables	6	**538,983**	532,196	**68,864**	43,265
Inventories	7	**946,583**	1,352,578	**59,451**	66,147
Other	8	**22,244**	31,860	**2,419**	3,894
Total Current Assets		**2,229,652**	2,031,530	**592,503**	126,006
NON-CURRENT ASSETS					
Receivables	9	**11,014**	6,489	**20,041**	305,109
Other financial assets	10	**19,578**	8,223	**1,232,905**	1,204,058
Property, plant and equipment	11	**769,143**	887,017	**261,402**	259,199
Deferred tax assets	12	**97,414**	77,644	**10,400**	9,825
Intangibles	13	**744,143**	859,870	**20,000**	20,000
Other	14	**3,352**	4,610	**-**	-
Total Non-Current Assets		**1,644,644**	1,843,853	**1,544,748**	1,798,191
TOTAL ASSETS		**3,874,296**	3,875,383	**2,137,251**	1,924,197
CURRENT LIABILITIES					
Payables	15	**398,555**	458,502	**543,936**	53,905
Interest-bearing liabilities	16	**21,861**	13,297	**-**	-
Current tax liabilities	17	**37,130**	26,903	**-**	21,960
Provisions	18	**75,171**	199,406	**17,848**	15,843
Total Current Liabilities		**532,717**	698,108	**561,784**	91,708
NON-CURRENT LIABILITIES					
Payables	19	**-**	3,314	**29,604**	-
Interest-bearing liabilities	20	**1,003,035**	851,033	**-**	-
Deferred tax liabilities	21	**106,814**	80,577	**33,968**	12,699
Provisions	22	**157,218**	168,309	**16,391**	20,712
Total Non-Current Liabilities		**1,267,067**	1,103,233	**79,963**	33,411
TOTAL LIABILITIES		**1,799,784**	1,801,341	**641,747**	125,119
NET ASSETS		**2,074,512**	2,074,042	**1,495,504**	1,799,078
EQUITY					
Contributed equity	23	**1,223,034**	1,502,417	**1,223,034**	1,502,417
Reserves	24	**(62,091)**	77,373	**22,824**	22,824
Retained profits	25	**913,569**	494,252	**249,646**	273,837
TOTAL EQUITY	26	**2,074,512**	2,074,042	**1,495,504**	1,799,078

The above statement of financial position should be read in conjunction with the accompanying notes.

CSL Limited and its controlled entities

Statement of Cash Flows

for the year ended 30 June 2005

	Notes	Consolidated Entity 2005 $000	Consolidated Entity 2004 $000	Parent Entity 2005 $000	Parent Entity 2004 $000
Cash flows from Operating Activities					
Receipts from customers (inclusive of GST)		**2,698,158**	1,715,258	**369,640**	440,359
Payments to suppliers and employees (inclusive of GST)		**(2,073,331)**	(1,446,852)	**(291,294)**	(341,209)
Interest received		**16,954**	9,525	**12,384**	10,202
Income taxes paid		**(43,299)**	(45,764)	**(14,620)**	(25,842)
Borrowing costs		**(30,660)**	(25,173)	**(387)**	(307)
Net cash inflow from operating activities	34	**567,822**	206,994	**75,723**	83,203
Cash flows from Investing Activities					
Proceeds from sale of property, plant and equipment		**712**	413	**13**	45
Payments for property, plant and equipment		**(105,015)**	(79,591)	**(32,029)**	(31,611)
Payments for other investments		**(277)**	(635)	**(277)**	(635)
Payment for investment in controlled entities		**-**	-	**-**	(508,626)
Purchase of controlled entities, net of cash acquired	35	**-**	(772,870)	**-**	-
Payments for restructuring of acquired entities and businesses		**(83,967)**	(25,752)	**-**	-
Payments for onerous contracts		**(14,682)**	-	**-**	-
Net proceeds from the sale of business unit		**460,135**	161,627	**-**	100,109
Income tax on profit on sale of business unit		**(30,433)**	-	**(20,624)**	-
Payments for intellectual property		**(9,001)**	(8,123)	**-**	-
Net cash inflow/(outflow) from investing activities		**217,472**	(724,931)	**(52,917)**	(440,718)
Cash flows from Financing Activities					
Proceeds from issue of shares	23	**16,970**	554,304	**16,970**	554,304
Payments for shares bought back	23	**(317,795)**	-	**(317,795)**	-
Payment of share issue costs		**-**	(10,126)	**-**	(10,126)
Dividends paid		**(63,508)**	(35,364)	**(63,508)**	(35,364)
Advances from/(to) controlled entities		**-**	-	**790,596**	(179,335)
Proceeds from borrowings		**268,617**	233,654	**-**	-
Repayment of borrowings		**(70,972)**	(200,466)	**-**	-
Net cash inflow/(outflow) from financing activities		**(166,688)**	542,002	**426,263**	329,479
Net increase/(decrease) in cash held		**618,606**	24,065	**449,069**	(28,036)
Cash at the beginning of the financial year		**110,343**	82,855	**12,700**	40,736
Exchange rate variations on foreign cash balances		**(9,198)**	3,423	**-**	-
Cash at the end of the financial year	34	**719,751**	110,343	**461,769**	12,700

The above statement of cash flows should be read in conjunction with the accompanying notes.

1 Summary of Significant Accounting Policies

(a) Basis of Accounting

The financial report is a general purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001 including applicable Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with. The financial report has been prepared in accordance with the historical cost convention.

(b) Changes in Accounting Policies.

The accounting policies adopted are consistent with those of the previous year.

(c) Principles of Consolidation

The consolidated financial statements are those of the consolidated entity, comprising CSL Limited (the parent entity) and all entities that CSL Limited controlled during the year and at balance date. CSL Limited and its controlled entities together are referred to in this financial report as the consolidated entity. All intercompany balances and transactions between entities in the consolidated entity, including any unrealised profits or losses, have been eliminated in full.

Where control of an entity is obtained during a financial year, its results are included in the consolidated statement of financial performance from the date on which control commences. Where there is loss of control of an entity, the consolidated financial statement of performance includes the results for the part of the reporting period during which control existed.

(d) Income Tax

Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related taxation benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred income tax. The net future income tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of being realised.

(e) Foreign Currency Translation

Transactions in foreign currencies of entities within the consolidated entity are converted to Australian currency at the rate of exchange ruling at the date of the transaction.

Amounts payable to and by the entities within the consolidated entity that are outstanding at the reporting date and are denominated in foreign currencies have been converted to Australian currency using rates of exchange ruling at the end of the financial year.

The assets, liabilities and equity of integrated foreign operations are translated using the temporal rate method. Any exchange difference arising through the use of the temporal method is taken directly to the statement of financial performance.

The assets, liabilities and equity of self-sustaining foreign operations are translated using the current rate method. Any exchange difference arising through the use of the current rate method is taken directly to the foreign currency translation reserve.

The exchange gains and losses arising on those foreign currency borrowings which are designated as hedges of self-sustaining controlled foreign entities are offset in the foreign currency translation reserve against the gains and losses arising on the translation of the net assets of those entities. These circumstances represent an effective natural hedge.

(f) Inventories

All inventories are stated at the lower of cost and net realisable value. Cost includes direct material and labour and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity.

(g) Acquisitions of Assets

The purchase method of accounting is used for all acquisitions of assets regardless of whether shares or other assets are acquired. Cost is measured as the fair value of consideration given at the date of acquisition plus costs directly attributable to the acquisition.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of the acquisition. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Where the consideration for an acquisition is specifically hedged, exchange gains or losses on the hedging transaction arising up to the date of acquisition and costs relative to the hedging transaction are deferred and included in the cost of acquisition.

Provisions for restructuring costs and related employee termination benefits are recognised as at the date of acquisition of an entity on the basis described in the accounting policy notes 1(n) and 1(x) respectively.

Where goodwill arises it is brought to account on the basis described in Note 1(l).

Where an entity is acquired and the fair value of the identifiable net assets acquired, including any liability for restructuring costs, exceeds the cost of acquisition, the difference represents a discount on acquisition. The discount on acquisition is accounted for by reducing proportionately the fair values of the non-monetary assets acquired until the discount is eliminated.

1 Summary of Significant Accounting Policies (Cont.)

(h) Freehold Property, Plant and Equipment

Freehold land and buildings are recorded at deemed cost which is not in excess of the recoverable amount. Provision for depreciation of buildings has been made.

The consolidated entity is of the opinion that land and buildings are indivisible and constitute one class of asset. Land and buildings are disclosed separately in Note 11 to provide supplementary information regarding the depreciation of buildings in accordance with AASB 1041 Revaluation of Non-Current Assets.

Plant and equipment is stated at cost less depreciation or amortisation which is not in excess of the recoverable amount. Capital work in progress is stated at cost.

Property, plant and equipment, except freehold land, are depreciated over their economic lives on a straight line basis as follows:

Buildings	5 - 30 years
Plant and equipment	3 - 15 years
Leasehold improvements	5 - 10 years

(i) Recoverable Amount

Non-current assets measured using the cost basis are not carried at an amount above their recoverable amount, and where carrying values exceed this recoverable amount assets are written down. In determining recoverable amount, the expected net cash flows have been discounted to their present value using a market determined, risk adjusted rate of 9.45%.

(j) Leasehold Improvements

The cost of improvements to leasehold properties is amortised over the unexpired period of the lease or the estimated useful life of the improvement whichever is the shorter.

(k) Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Operating leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight-line basis.

Finance leases

Leases which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the group are capitalised at the present value of the minimum lease payments and disclosed as property, plant and equipment. A lease liability of equal value is also recognised.

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. Minimum lease payments are allocated between interest expense and reduction of the lease liability with the interest expense calculated using the interest rate implicit in the lease and recognised directly in net profit.

Surplus lease space

The liability of surplus lease space is the net future payments for surplus lease space under non-cancellable operating leases discounted at rates implicit in the leases.

(l) Goodwill

On acquisition of some or all of the assets of another entity, the identifiable net assets acquired are measured at their fair value. The excess of the fair value of the purchase consideration plus incidental expenses over the fair value of the identifiable net assets is brought to account as goodwill and is amortised on a straight line basis over the period of expected benefit which currently ranges from 10 to 20 years. The carrying value of goodwill is reviewed at each reporting date by the directors and written down where it is considered that the carrying amount exceeds the recoverable amount.

(m) Research and Development, Patents and Intellectual Property

Current expenditure on research and development and on patents is charged against profit from ordinary activities as incurred. Expenditure on equipment used in research and development activities is capitalised in property, plant and equipment and depreciated over its estimated useful life. Purchased intellectual property and other intangibles are carried at cost and amortised over the expected benefit, not exceeding 20 years. The carrying value of intellectual property and other intangibles is reviewed annually by the directors and written down where it is considered the carrying amount exceeds its recoverable amount.

1 Summary of Significant Accounting Policies (Cont.)

(n) Provisions

Provisions are recognised when the consolidated entity has a legal, equitable or constructive obligation to make a future sacrifice of economic benefits to other entities as a result of past transactions or other past events, it is probable that future sacrifice of economic benefits will be required and a reliable estimate can be made of the amount of the obligation.

Dividends

A provision for dividends is not recognised as a liability unless the dividends are declared, determined or publicly recommended on or before the reporting date.

IBNR

The Incurred But Not Reported (IBNR) provision is determined on an actuarial basis as the present value of potential future payments, using statistics based on past experience and a judgemental assessment of relevant risk and probability factors. The liability covers claims incurred but not paid, incurred but not reported and the anticipated direct and indirect costs of settling those claims.

Restructuring

Liabilities for the cost of restructuring entities acquired are recognised as at the date of the acquisition of an entity, if the main features of the restructuring were planned and there was a demonstrable commitment to the restructuring at the acquisition date and this is supported by a detailed plan developed within three months of the acquisition or prior to the completion of the financial report, if earlier.

Onerous contracts

A provision for onerous contracts is recognised when the expected benefits to be derived from a contract are less than the unavoidable costs of meeting the obligations under the contract.

The provision recognised is based on the excess of the estimated cash flows to meet the unavoidable costs under the contract over the estimated cash flows to be received in relation to the contract, having regard to the risks of the activities relating to the contract. The net estimated cash flows are discounted using market yields at balance date on national government guaranteed bonds with terms to maturity and currency that match, as close as possible, the expected future payments, where the effect of discounting is material.

(o) Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Sales revenue

Sales revenue comprises revenue earned (net of returns, discounts and allowances) from the provision of products external to the consolidated entity. Sales revenue is recognised when title to the goods has passed to the buyer.

Interest income

Interest income is recognised as it accrues.

Other revenue

Other revenue, including government grants, is recognised when the entitlement is confirmed.

(p) Cash and Cash Equivalents

Cash on hand and in banks and short-term deposits are stated at nominal value.

For the purpose of the statement of cash flows, cash includes cash on hand and at call deposits with banks or financial institutions and investments in money market instruments, net of bank overdrafts.

Bank overdrafts are carried at the principal amount. Interest is charged as an expense as it accrues.

(q) Goods and Services Tax and other foreign equivalents (GST)

Revenues, expenses and assets are recognised net of GST except where the amount of GST incurred is not recoverable. Receivables and payables are stated at the GST inclusive amount.

Cash flows are included in the cash flow statement on a gross basis. The GST component of cash flows arising from investing and financing activities that are recoverable are classified as operating cash flows.

(r) Other Financial Assets

Interests in non-controlled entities or non-associated corporations are included in investments at the lower of cost or the recoverable amount.

(s) Receivables

Trade debtors are initially recorded at the amount of the contracted sale proceeds. Provision for doubtful debts is recognised to the extent that recovery of the outstanding receivable balance is considered no longer probable.

Other debtors and other receivables are recognised and carried at the nominal amount due. They are non-interest bearing and have various repayment terms.

1 Summary of Significant Accounting Policies (Cont.)

(t) Payables

Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Trade and other creditors are non-interest bearing and have various repayment terms.

(u) Interest-Bearing Liabilities

Bank and other loans are carried on the statement of financial position at their principal amount. Interest is charged as an expense as it accrues.

(v) Derivative Financial Instruments

The consolidated entity enters into forward exchange contracts where it agrees to sell specified amounts of foreign currencies in the future at a predetermined exchange rate. The objective is to match the contracts with committed future cash flows from sales and purchases in foreign currencies, to protect the consolidated entity against exchange rate movements.

(w) Borrowing Costs

Borrowing costs are expensed in the period in which they are incurred, except where they are included in the costs of qualifying assets, or ancillary costs associated with originating a loan. Any ancillary costs are amortised over the period of the loan.

(x) Employee Benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to reporting date. These benefits include wages and salaries, annual leave, long service leave and other post retirement benefits.

Employee benefits including on costs, expected to be settled within one year together with benefits arising from wages and salaries and annual leave which will be settled after one year, have been measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. Long service leave and other post retirement benefits, including on costs, payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits.

Employee benefits expenses and revenues are charged against profits on a net basis in their respective categories.

Defined Benefit Superannuation Plans

Contributions to defined benefit superannuation plans maintained by the consolidated entity are expensed in the year they are paid or become payable. Provisions are made for plans that are in net deficit.

Termination Benefits arising as a consequence of acquisitions

Liabilities for termination benefits relating to an acquired entity that arise as a consequence of acquisitions are recognised as at the date of acquisition if the main features of the terminations were planned and a valid expectation had been raised in those employees affected that the terminations would be carried out and this is supported by a detailed plan developed within three months of the acquisition or prior to the completion of the financial report, if earlier. These liabilities are disclosed in aggregate with other restructuring costs as a consequence of the acquisition.

(y) Equity-Based Compensation Schemes

Certain employees are entitled to participate in equity-based compensation schemes. Loans are provided to assist in the purchase of shares and options. The details of the schemes are described in Note 28.

No remuneration expense is recognised in respect of issues made through the equity-based compensation schemes. Amounts outstanding on employee share loans are included in non current receivables.

	Notes	Consolidated Entity 2005 $000	Consolidated Entity 2004 $000	Parent Entity 2005 $000	Parent Entity 2004 $000
2 Revenue from Ordinary Activities					
Sales revenue		2,749,934	1,650,196	363,320	416,593
Other revenue					
Interest received/receivable					
Other persons and/or corporations		17,061	9,461	11,584	8,825
Controlled entities		-	-	923	1,298
Specified directors and executives		143	79	143	79
Dividend revenue					
Controlled entities		-	-	16,331	2,035
Proceeds from sale of property, plant and equipment		712	413	13	45
Net Proceeds from sale of business unit	36	458,246	161,627	-	100,109
Rent		940	389	940	389
Royalties		20,016	9,393	306	180
Other		5,858	4,153	3,231	3,246
Total other revenues		502,976	185,515	33,471	116,206
Total revenue from ordinary activities		3,252,910	1,835,711	396,791	532,799

3 Operating Profit

Profit from ordinary activities before income tax includes the following specific net gains and expenses:

	Notes	Consolidated Entity 2005 $000	Consolidated Entity 2004 $000	Parent Entity 2005 $000	Parent Entity 2004 $000
(a) Net gains/(losses)					
Net gain/(loss) on disposal of property, plant and equipment		(1,994)	(2,584)	(87)	(1,034)
Net gain on the disposal of business unit	36	279,698	102,346	-	75,189
Foreign exchange gains/(losses)		1,074	3,386	980	9,106
Foreign currency translation gains/(losses)		(531)	(159)	-	-
(b) Expenses					
Borrowing costs					
Interest paid/payable					
Other persons and/or corporations		39,653	22,768	387	307
Other borrowing costs		1,987	974	-	-
Total borrowing costs		41,640	23,742	387	307
Depreciation and amortisation of fixed assets					
Buildings depreciation		11,875	9,104	3,836	3,953
Plant and equipment depreciation		102,755	69,688	25,910	28,024
Leased property, plant and equipment amortisation		3,907	208	-	-
Leasehold improvements amortisation		798	2,004	-	-
Total depreciation and amortisation of fixed assets		119,335	81,004	29,746	31,977
Amortisation of intangibles					
Intellectual Property (i)		5,802	2,949	-	-
Goodwill (i)		45,564	46,042	-	-
Total amortisation of intangibles		51,366	48,991	-	-

(i) The functional expense classification of Other Expenses includes goodwill and intellectual property amortisation.

	Notes	Consolidated Entity 2005 $000	Consolidated Entity 2004 $000	Parent Entity 2005 $000	Parent Entity 2004 $000
Other charges against assets					
Doubtful debts		2,528	814	(3)	7
Writedown of inventory to net realisable value		26,148	20,156	981	3,855
Rental expenses relating to operating leases		41,039	36,975	1,433	2,610
Superannuation contributions – defined benefit fund		11,879	24,036	2,336	3,645

CSL Limited and its controlled entities

Notes to and forming part of the Financial Statements

Continued

		Consolidated Entity		Parent Entity	
		2005	2004	2005	2004
		$000	$000	$000	$000
4	**Income Tax**				
	The income tax expense for the financial year differs from the amount calculated on the profit. The differences are reconciled as follows:				
	Profit from ordinary activities before income tax expense	641,940	254,629	69,246	156,893
	Income tax calculated at 30%	192,582	76,389	20,774	47,068
	Tax effect of permanent differences				
	Non-deductible depreciation and amortisation	12,090	3,520	279	296
	Research and development	(2,404)	(2,308)	(2,404)	(2,308)
	Equity Raising costs	(879)	(879)	(879)	(879)
	Non-assessable capital gain	(54,831)	(5,684)	-	(5,684)
	Restructuring costs relating to acquisition of controlled entity	(20,830)	(36,032)	-	-
	Exempt dividends received	-	-	(4,899)	(610)
	Inventory cost base differences	(72,908)	(35,302)	-	-
	Sundry items	(4,503)	(1,590)	(1,583)	(1,436)
	Unrecognised deferred tax assets	22,185	15,041	-	-
	Effects of different rates of tax on overseas income	16,991	20,785	-	-
	Under/(Over) provision in prior year	7,929	1,064	(2,801)	106
	Income tax expense attributable to profit from ordinary activities	95,422	35,004	8,487	38,553
5	**Current Assets – Cash assets**				
	Cash at bank and on hand	258,528	112,478	-	12,700
	Cash deposits	465,314	2,418	461,769	-
		723,842	114,896	461,769	12,700
6	**Current Assets – Receivables**				
	Trade debtors	502,325	495,909	29,673	33,520
	Less: provision for doubtful debts	4,170	1,642	497	500
		498,155	494,267	29,176	33,020
	Sundry debtors	38,828	37,929	15,089	10,245
	Receivable – wholly owned controlled entities	-	-	24,599	-
		536,983	532,196	68,864	43,265
7	**Current Assets – Inventories**				
	Raw materials and stores – at cost	196,939	326,340	11,922	12,508
	Less: provision for diminution in value	3,515	3,851	159	424
	Raw materials and stores – net	193,424	322,489	11,763	12,084
	Work in progress – at cost	539,361	565,306	18,673	13,955
	Less: provision for diminution in value	33,780	16,924	902	309
	Work in progress – net	505,581	548,382	17,771	13,646
	Finished goods – at cost	265,896	490,397	31,355	41,202
	Less: provision for diminution in value	18,318	8,690	1,438	785
	Finished goods - net	247,578	481,707	29,917	40,417
		946,583	1,352,578	59,451	66,147

CSL Limited and its controlled entities

Notes to and forming part of the Financial Statements

Continued

		Consolidated Entity		Parent Entity	
		2005 $000	2004 $000	2005 $000	2004 $000
8	**Current Assets – Other**				
	Prepayments	22,244	31,860	2,419	3,894
9	**Non-Current Assets – Receivables**				
	Related bodies corporate				
	Wholly owned controlled entities	-	-	5,148	294,909
	Partly owned controlled entities	-	-	3,939	3,939
	Loans to specified directors	941	1,882	941	1,882
	Loans to specified executives	5,041	1,930	5,449	1,930
	Loans to other employees	5,032	2,677	4,564	2,449
		11,014	6,489	20,041	305,109
10	**Non-Current Assets – Other financial assets**				
	Investments in non-controlled entities at cost	4,698	4,421	4,698	4,421
	Less: provision for diminution in value of investments	-	1,000	-	1,000
		4,698	3,421	4,698	3,421
	Managed Financial Assets	11,868	4,802	-	-
	Long Term Deposits	3,012	-	-	-
	Shares in controlled entities (refer Note 33)	-	-	1,228,207	1,200,637
		19,578	8,223	1,232,905	1,204,058
11	**Non-Current Assets – Property, Plant and Equipment**				
	Land at cost				
	Opening balance	27,090	27,101	25,029	25,029
	Additions	809			
	Disposals	(1,607)	(644)	-	-
	Additions through acquisition of controlled entities	-	654	-	-
	Currency translation differences	(195)	(21)	-	-
	Closing balance	26,097	27,090	25,029	25,029
	Buildings at cost				
	Opening balance	206,448	188,802	71,215	70,973
	Additions	-	193	-	-
	Disposals	(5,159)	(12,424)	-	-
	Additions through acquisition of controlled entities	-	23,978	-	-
	Transferred from capital work in progress	12,695	2,160	9,948	242
	Currency translation differences	(17,331)	3,739	-	-
	Closing balance	196,653	206,448	81,163	71,215
	Accumulated depreciation				
	Opening balance	33,241	24,825	18,664	14,711
	Depreciation for the year	11,875	9,104	3,836	3,953
	Disposals	(1,221)	(1,280)	-	-
	Currency translation differences	(4,856)	592	-	-
	Closing balance	39,039	33,241	22,500	18,664
	Net book value	157,614	173,207	58,663	52,551
	Net book value of land and buildings	183,711	200,297	83,692	77,580

CSL Limited and its controlled entities

Notes to and forming part of the Financial Statements

Continued

		Consolidated Entity		Parent Entity	
		2005 $000	2004 $000	**2005 $000**	2004 $000
11	**Non-Current Assets – Property, Plant and Equipment (cont.)**				
	Leasehold improvements at cost				
	Opening balance	**11,687**	11,117	**168**	168
	Additions	**5,221**	237	**-**	-
	Disposals	**(13,234)**	(543)	**-**	-
	Additions through acquisition of controlled entities	**-**	-	**-**	-
	Transferred from capital in progress	**952**	1,358	**-**	-
	Currency translation differences	**(418)**	(482)	**-**	-
	Closing balance	**4,208**	11,687	**168**	168
	Accumulated amortisation				
	Opening balance	**5,575**	3,798	**168**	168
	Amortisation for the year	**798**	2,004	**-**	-
	Disposals	**(3,473)**	(186)	**-**	-
	Currency translation differences	**(618)**	(41)	**-**	-
	Closing balance	**2,282**	5,575	**168**	168
	Net book value of leasehold improvements	**1,926**	6,112	**-**	-
	Plant and equipment at cost				
	Opening balance	**909,382**	666,608	**431,207**	453,003
	Additions	**29,431**	9,111	**-**	-
	Disposals	**(57,175)**	(72,579)	**(1,270)**	(30,224)
	Additions through acquisition of controlled entities	**-**	241,486	**-**	-
	Transferred from capital work in progress	**82,424**	42,380	**56,296**	8,428
	Currency translation differences	**(79,725)**	22,376	**-**	-
	Closing balance	**884,337**	909,382	**486,233**	431,207
	Accumulated depreciation				
	Opening balance	**381,776**	364,055	**297,008**	294,761
	Depreciation for the year	**102,755**	69,688	**25,910**	28,024
	Disposals	**(27,670)**	(53,374)	**(1,190)**	(25,777)
	Currency translation differences	**(44,291)**	1,407	**-**	-
	Closing balance	**412,570**	381,776	**321,728**	297,008
	Net book value of plant and equipment	**471,767**	527,606	**164,505**	134,199
	Leased property, plant and equipment at cost				
	Opening balance	**33,046**	-	**-**	-
	Additions	**4,741**	-	**-**	-
	Disposals	**(731)**	-	**-**	-
	Additions through acquisition of controlled entities	**-**	30,645	**-**	-
	Currency translation differences	**(3,439)**	2,401	**-**	-
	Closing balance	**33,617**	33,046	**-**	-
	Accumulated amortisation				
	Opening balance	**214**	-	**-**	-
	Amortisation for the year	**3,907**	208	**-**	-
	Currency translation differences	**(380)**	6	**-**	-
	Closing balance	**3,741**	214	**-**	-
	Net book value of leased property, plant and equipment	**29,876**	32,832	**-**	-
	Capital work in progress				
	Opening balance	**120,170**	36,606	**47,420**	24,479
	Additions	**64,813**	70,050	**32,029**	31,611
	Additions through acquisition of controlled entities	**-**	53,675	**-**	-
	Transferred to buildings at cost	**(12,695)**	(2,160)	**(9,948)**	(242)
	Transferred to plant and equipment at cost	**(82,424)**	(42,380)	**(56,296)**	(8,428)
	Transferred to leasehold improvements at cost	**(952)**	(1,358)	**-**	-
	Currency translation differences	**(7,049)**	5,737	**-**	-
	Closing balance	**81,863**	120,170	**13,205**	47,420
	Total net book value of property, plant and equipment	**769,143**	887,017	**261,402**	259,199

11 Non-Current Assets – Property, Plant and Equipment (cont.)

Valuation of land and buildings

Land and buildings are valued every three years.

The most recent valuation of land and buildings was at 30 June 2005. The valuation of these land and buildings was on their fair market value based on existing use and showed an excess of $133,776,000 above their book value of $160,539,000. This independent valuation was carried out by Mr PR Dickinson, AAPI AREI, of CB Richard Ellis (V) Pty Ltd and was performed on all the groups properties with the exception of those acquired with the Aventis Behring acquisition in the prior year.

The land and buildings acquired through the Aventis Behring acquisition in the prior year were written down to their fair value at the date of the acquisition.

		Consolidated Entity		Parent Entity	
		2005 $000	2004 $000	2005 $000	2004 $000
12	**Non-Current Assets – Deferred tax assets**				
	Future income tax benefit	97,414	77,644	10,400	9,825

All future income tax benefits are attributable to timing differences. At 30 June 2005, the consolidated entity has unrecognised deferred tax assets in respect of tax losses carried forward of $62.1 million. (2004: $47.2 million).

This benefit for tax losses will only be obtained if:

(i) the consolidated entity derives future assessable income of a nature and an amount sufficient to enable the benefit from the deductions for the losses to be realised, and

(ii) the consolidated entity continues to comply with the conditions for deductibility imposed by tax legislation, and

(iii) no changes in tax legislation adversely affect the consolidated entity in realising the benefit from the deductions for the losses.

		Consolidated 2005	Consolidated 2004	Parent 2005	Parent 2004
13	**Non-Current Assets – Intangibles**				
	Goodwill at cost (i)	849,163	963,407	-	-
	Less: accumulated amortisation	198,864	178,027	-	-
		650,299	785,380	-	-
	Intellectual property	84,411	60,277	-	-
	Less: accumulated amortisation	10,567	5,787	-	-
		73,844	54,490	-	-
	Other intangibles	20,000	20,000	20,000	20,000
		744,143	859,870	20,000	20,000

(i) The foreign currency translation differences arising from the translation of self-sustaining foreign operation has decreased goodwill at cost by $100.8 million this financial year (2004: increased by $16.0 million).

		Consolidated 2005	Consolidated 2004	Parent 2005	Parent 2004
14	**Non-Current Assets – Other**				
	Deferred borrowing costs	3,352	4,610	-	-
15	**Current Liabilities – Payables**				
	Trade creditors	146,846	232,413	31,356	26,236
	Accruals and other creditors	251,709	191,861	23,441	27,669
	Swap payable	-	34,228	-	-
	Payable – wholly owned controlled entities	-	-	489,139	-
		398,555	458,502	543,936	53,905
16	**Current Liabilities – Interest bearing liabilities**				
	Bank overdrafts - Unsecured	4,091	4,553	-	-
	Bank loans - Unsecured (refer Note 20(a))	1,011	1,363	-	-
	Deferred cash settlement for intangibles acquired - Unsecured (refer 20(e))	8,283	-		
	Lease liability - Secured (refer Note 20(f))	1,756	2,028	-	-
	Surplus lease space - Unsecured (refer Note 20(g))	6,720	5,353	-	-
		21,861	13,297	-	-

		Consolidated Entity		Parent Entity	
		2005 $000	2004 $000	2005 $000	2004 $000
17	**Current Liabilities – Tax liabilities**				
	Income tax	37,130	26,903	-	21,960

		Consolidated Entity		Parent Entity	
		2005 $000	2004 $000	2005 $000	2004 $000
18	**Current Liabilities – Provisions**				
	Employee benefits (refer Note 28)	47,198	61,520	16,717	14,593
	Restructuring (i)	23,319	115,879	-	-
	Onerous contracts (ii)	2,467	17,420	-	-
	Other (iii)	2,187	4,587	1,131	1,250
		75,171	199,406	17,848	15,843

Restructuring

This provision is for restructuring in relation to and as a result of the prior acquisitions.

Onerous contracts

The provision recognised is based on the excess of the estimated cash flows to meet the unavoidable costs under certain contracts over the estimated cash flows to be received in relation to the contracts, having regard to the risks of the activities relating to the contracts. The net estimated cash flows are discounted using market yields at balance date on national government guaranteed bonds with terms to maturity and currency that match, as close as possible, the expected future payments, where the effect of discounting is material.

Movements

		Consolidated Entity 2005 $000	Consolidated Entity 2004 $000	Parent Entity 2005 $000	Parent Entity 2004 $000
(i)	Restructuring				
	Carrying amount at the beginning of the financial year	115,879	9,305	-	-
	Provision made on acquisition (refer Note 35)	-	115,360	-	-
	Additional provision	5,014	9,270	-	-
	Payments made	(89,364)	(25,752)	-	-
	Currency translation differences	(8,210)	7,696	-	-
	Carrying amount at the end of the financial year	23,319	115,879	-	-
(ii)	Onerous contracts				
	Carrying amount at the beginning of the financial year	17,420	-	-	-
	Payments made	(13,371)	-	-	-
	Provision acquired	-	15,970	-	-
	Currency translation differences	(1,582)	1,450	-	-
	Carrying amount at the end of the financial year	2,467	17,420	-	-
(iii)	Other				
	Carrying amount at the beginning of the financial year	4,587	340	1,250	456
	Additional provision	2,053	3,472	1,277	2,292
	Provision acquired	-	3,487	-	-
	Payments made	(4,089)	(2,712)	(1,396)	(1,498)
	Currency translation differences	(364)	-	-	-
	Carrying amount at the end of the financial year	2,187	4,587	1,131	1,250

		Consolidated Entity 2005 $000	Consolidated Entity 2004 $000	Parent Entity 2005 $000	Parent Entity 2004 $000
19	**Non-Current Liabilities – Payables**				
	Other creditors	-	3,314	-	-
	Payable – wholly owned controlled entities	-	-	29,604	-
		-	3,314	29,604	-

		Consolidated Entity		Parent Entity	
		2005	2004	2005	2004
		$000	$000	$000	$000
20	**Non-Current Liabilities – Interest bearing liabilities**				
	Bank loans - Unsecured (a)	458,276	236,172	-	-
	Vendor loans - Unsecured (b)	-	25,776	-	-
	Senior Unsecured Notes - Unsecured (c)	327,225	362,371	-	-
	Deferred cash settlement for subsidiary acquired - Unsecured (d)	150,950	158,146	-	-
	Deferred cash settlement for intangibles acquired - Unsecured (e)	24,255	16,245	-	-
	Lease liability - Secured (f)	38,485	43,174	-	-
	Surplus lease space - Unsecured (g)	3,844	9,149	-	-
		1,003,035	851,033	-	-

(a) The group has a global multi-currency facility of $A650 million. During the year, a 100 million Euro and 7.5 billion Yen were drawn down and a repayment of 22.5 million CHF also made. The facility expires in March 2007 and March 2009. Interest is payable semi-annually in arrears at a variable rate.

(b) A Swiss franc vendor loan was provided by Rotkreuzstiftung Zentrallaboratorium Blutspendedienst SRK as a deferred settlement of 22.5% of the purchase price for the assets of Rotkreuzstiftung Zentrallaboratorium. The loan balance was repaid on 30 June 2005.

Interest was fixed at 4.75% for the term of the loan.

(c) Represents USD250 million of Senior Unsecured Notes placed into the US Private Placement market. The Notes mature in December 2012 with interest fixed at 5.30% and 5.90%. Repayments are made biannually from December 2006 to December 2012.

(d) At reporting date, the company had a deferred cash settlement representing the present value of the remaining consideration payable for the acquisition of Aventis Behring, discounted at the prevailing commercial borrowing rate and payable in tranches as follows:-

Payment (USD)	Payment Date	Discount Rate
30 million	1 July 2006	3.79%
30 million	31 December 2006	4.29%
65 million	31 December 2007	4.66%

(e) The company has deferred cash settlements for consideration payable on the acquisition of intangibles, discounted at the incremental borrowing rate at the time of acquisition (ranging from 2% to 3.5%).

(f) Finance leases have an average lease term of 18 years. The average discount rate implicit in the lease is 6.37%.

(g) The liability of surplus lease space is the net future payments for surplus lease space under non-cancellable operating leases discounted at rates implicit in the leases. Refer to Note 31.

Refer to Note 34 for details on the total facilities available and drawn down.

21	**Non-Current Liabilities – Deferred tax liabilities**				
	Provision for deferred income tax	106,814	80,577	33,968	12,699

22	**Non-Current Liabilities – Provisions**				
	Claims provision including IBNR (i)	5,745	11,161	5,745	11,161
	Employee benefits (refer Note 28)	138,690	140,801	10,646	9,551
	Onerous contracts (ii)	12,783	16,347	-	-
		157,218	168,309	16,391	20,712

(i) Claims provision including IBNR

The Australian Government has indemnified CSL Limited for certain existing and potential claims made for personal injury and damage suffered through use of certain products manufactured by CSL Limited under government ownership. The indemnity covers AIDS and hepatitis related claims for blood products derived from Australian blood. The indemnity also covers CJD claims for human pituitary hormones (manufacture of which ceased in 1985) and claims for pertussis vaccines manufactured prior to June 1994.

(ii) Onerous contracts

Refer to Note 18 for description of provision.

		Consolidated Entity		Parent Entity	
		2005 $000	2004 $000	2005 $000	2004 $000
22	**Non-Current Liabilities – Provisions (cont.)**				
	Movements				
	(i) Claims provision including IBNR				
	Carrying amount at the beginning of the financial year	11,161	15,853	11,161	15,853
	Additional provision	-	308	-	308
	Provisions utilised	(5,416)	(5,000)	(5,416)	(5,000)
	Carrying amount at the end of the financial year	5,745	11,161	5,745	11,161
	(ii) Onerous contracts				
	Carrying amount at the beginning of the financial year	16,347	-	-	-
	Provision acquired	-	14,987	-	-
	Payment made	(1,311)	-	-	-
	Currency translation differences	(2,253)	1,360	-	-
	Carrying amount at the end of the financial year	12,783	16,347	-	-
23	**Contributed Equity**				
	Ordinary shares fully paid	1,223,034	1,502,417	1,223,034	1,502,417

	2005 Number of shares	2005 $000	2004 Number of shares	2004 $000
Movements in shares on issue:				
Opening balance	196,448,377	1,502,417	159,938,660	936,430
Shares issued on equity placement (a)	-	-	27,905,594	438,118
Shares issued to shareholders through participation in Share Purchase Plan (b)	-	-	7,041,824	110,556
Shares issued to employees through participation in SESOP II (d)	985,210	15,628	222,740	2,825
Shares issued to shareholders though participation in Dividend Reinvestment Plan (e)	770,457	21,442	1,229,417	23,197
Shares issued to employees through participation in GESP (f)	68,326	1,342	110,142	1,417
Share issue placement costs (a) and (b)	-	-	-	(10,126)
Share buy back, net of cost (c)	(10,000,000)	(317,795)	-	-
Balance at 30 June	188,272,370	1,223,034	196,448,377	1,502,417

(a) On 10 December 2003 the parent entity issued 27,905,594 fully paid shares at $15.70 per share for the purpose of enabling the consolidated entity to acquire Aventis Behring. Costs associated with the equity raising have been applied against contributed equity.

(b) On 26 February 2004 the parent entity issued 7,041,824 fully paid shares at $15.70 per share for the purpose of enabling the consolidated entity to acquire Aventis Behring. Costs associated with the equity raising have been applied against contributed equity.

(c) During March, April and May 2005, The Company purchased 10,000,000 ordinary shares on market as part of its ongoing capital management program. Of these 8,871,306 were cancelled prior to year end and 1,128,694 were cancelled after 30 June 2005. The buyback was approved by the Board on 22 February 2005. The shares were acquired at an average price of $31.76 per share, with prices ranging from $28.57 to $35.05. There is also an on market buy-back taking place subsequent to year end.

		Consolidated Entity		Parent Entity	
		2005 $000	2004 $000	2005 $000	2004 $000
23	**Contributed Equity (cont.)**				
(d)	Options exercised under SESOP II as disclosed at Note 28 during the year were as follows:				
	- 100,000 issued at $8.93	893	-	893	-
	- 58,310 issued at $10.82	631	-	631	-
	- 31,000 issued at $11.45	-	355	-	355
	- 179,000 issued at $12.19	1,398	784	1,398	784
	- 519,920 issued at $13.23	5,192	1,686	5,192	1,686
	- 68,000 issued at $20.84	1,417	-	1,417	-
	- 48,000 issued at $21.01	1,008	-	1,008	-
	- 160,000 issued at $23.07	3,691	-	3,691	-
	- 15,000 issued at $27.97	420	-	420	-
	- 28,720 issued at $34.04	978	-	978	-
		15,628	2,825	15,628	2,825
(e)	Shares issued to shareholders under the Dividend Reinvestment Plan were as follows:				
	- 770,457 issued at $27.83 on 14 October 2004	21,442	-	21,442	-
	- 482,802 issued at $22.30 on 27 April 2004	-	10,766	-	10,766
	- 746,615 issued at $16.65 on 17 October 2003	-	12,431	-	12,431
		21,442	23,197	21,442	23,197
(f)	Shares issued to employees under Global Employee Share Plan (GESP) as disclosed in Note 28 were as follows:				
	- 35,895 issued at $22.09 on 9 March 2005	793	-	793	-
	- 32,431 issued at $16.92 on 13 September 2004	549	-	549	-
	- 44,721 issued at $14.32 on 16 March 2004	-	640	-	640
	- 65,421 issued at $11.87 on 9 September 2003	-	777	-	777
		1,342	1,417	1,342	1,417

Terms and conditions of contributed equity

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the company.

CSL Limited and its controlled entities

Notes to and forming part of the Financial Statements

Continued

		Consolidated Entity		Parent Entity	
		2005	2004	2005	2004
		$000	$000	$000	$000
24	**Reserves**				
	Composition				
	Asset revaluation reserve	22,837	22,837	22,824	22,824
	Foreign currency translation reserve	(84,928)	54,536	-	-
		(62,091)	77,373	22,824	22,824
	Foreign currency translation reserve movement				
	Opening balance	54,536	(5,941)	-	-
	Net exchange differences on translation of foreign controlled entities, net of hedge	(181,715)	64,435	-	-
	Transfer to retained profits on sale of business unit	42,251	(3,958)	-	-
	Closing balance	(84,928)	54,536	-	-

Nature and purpose of reserves

The Asset Revaluation Reserve is used to record increments and decrements in the value of non-current assets. The reserve can only be used to pay dividends in limited circumstances. All land and buildings previously revalued are now carried at a deemed cost.

The Foreign Currency Translation Reserve is used to record exchange differences arising from the translation of the financial statements of self-sustaining operations and exchange gains and losses arising on those foreign currency borrowings which are designated as hedges of self-sustaining controlled foreign entities.

		Consolidated 2005	Consolidated 2004	Parent 2005	Parent 2004
25	**Retained Profits and Dividends**				
	Retained profits at the beginning of the financial year	494,252	329,372	273,837	212,200
	Transfer from foreign currency translation reserve on sale of business unit	(42,251)	3,958	-	-
	Dividends provided for or paid	(84,950)	(58,703)	(84,950)	(58,703)
	Net profit attributable to CSL Limited	546,518	219,625	60,759	120,340
	Retained profits at the end of the financial year	913,569	494,252	249,646	273,837
	Final ordinary dividend of 26 cents per share fully franked paid on 8 October 2004 (2004: 22 cents per share fully franked)	51,249	35,204	51,249	35,204
	Interim ordinary dividend of 17 cents per share fully franked paid on 15 April 2005 (2004: 12 cents per share fully franked)	33,701	23,499	33,701	23,499
		84,950	58,703	84,950	58,703
	Dividends not recognised at year end				
	In addition to the above dividends, since year end the directors have recommended the payment of a final dividend of 30 cents per share fully franked (2004: 26 cents per share fully franked) and a special dividend of 10 cents per share franked to 1.78 cents per share (2004: Nil). The aggregate amount of the proposed dividend, based on the number of shares on issue at the date of this report, is expected to be paid on 10 October 2005 out of retained profits at 30 June 2005, but not recognised as a liability	73,538	51,077	73,538	51,077
	Franking credit balance				
	The amount of retained profits and reserves that could be distributed as fully franked dividends from franking credits that exist or will arise after payment of income tax in the next year, excluding debits attaching to the final dividend not recognised at year end.				
	Class C – franked to 30%	-	47,070	-	44,687

		Consolidated Entity		Parent Entity	
		2005 $000	2004 $000	2005 $000	2004 $000
26	**Equity**				
	Total equity at the beginning of the financial year	2,074,042	1,282,698	1,799,078	1,171,454
	Total changes in equity recognised in the statement of financial performance	364,803	273,934	60,759	110,214
	Transactions with owners as owners				
	Contributed equity	(279,383)	576,113	(279,383)	576,113
	Dividends	(84,950)	(58,703)	(84,950)	(58,703)
	Total equity at 30 June	2,074,512	2,074,042	1,495,504	1,799,078

27 Related Parties Disclosures

Ultimate Controlling Entity

The ultimate controlling entity is CSL Limited.

Transactions with Related Parties in the wholly owned controlled group

The parent entity entered into the following transactions during the year with related parties in the consolidated entity:

. Loans were advanced and repayments received on the long term intercompany accounts;
. Interest was charged on outstanding intercompany loan account balances;
· Sales and purchases of products;
· Licensing of intellectual property;
· Provision of marketing services by controlled entities; and
· Management fees were received from a controlled entity.

The sales, purchases and other services were undertaken on commercial terms and conditions.

Payment for intercompany transactions is through the intercompany loan accounts which may be subject to extended payment terms.

Amounts payable to and receivable from parties in the wholly owned controlled entities are set out in the notes to the financial statements.

Ownership interests:

The ownership interests in related parties in the consolidated entity are disclosed in Note 33. All transactions with controlled entities have been eliminated on consolidation.

Transactions with Other Related Parties

During the year, the parent entity did not enter into any transactions with other related parties. Amounts payable to and receivable from other related parties are set out in the notes to the financial statements.

27 Related Parties Disclosures (cont.)

Directors and Executive Disclosures

The company has applied the exemption under Corporations Amendments Regulation 2005 which exempts listed companies from providing remuneration disclosures in relation to their specified directors and specified executives in their annual financial reports by Accounting Standard AASB1046 'Director and Executive Disclosures by Disclosing Entities'. These remuneration disclosures together with other disclosures in relation to AASB 1046 are provided in the Directors' Report designated as audited. The other disclosures required by AASB1046 that are included in the Directors' Report but are not exempted from being included in the Financial Report under Corporations Amendments Regulation 2005 are duplicated below.

Director and Specified Executives Options and Rights Holdings

Performance Rights

					Terms and Conditions for Performance Rights grants during 2005			
	Balance at 1 July 2004	Number Granted	Balance at 30 June 2005	Number Lapsed	Grant Date	Value per Right at Grant Date	First Exercise Date	Last Exercise Date
Executive Directors								
B A McNamee	70,000	-	70,000	-				
A M Cipa	40,000	-	40,000	-				
Specified Executives								
P Turner	24,800	-	24,800	-				
C Armit	8,400	6,000	14,400	-	25-Aug-04	$20.69	30-Sep-07	25-Aug-11
P Bordonaro	20,800	-	20,800	-				
A Cuthbertson	11,100	-	11,100	-				
P Turvey	17,100	-	17,100	-				
K Milroy	5,800	-	5,800	-				
T Giarla	-	6,000	6,000	-	25-Aug-04	$20.69	30-Sep-07	25-Aug-11
A Martinez	7,000	-	7,000	-				
M Sontrop	6,100	-	6,100	-				
H Strenger	2,800	-	2,800	-				
Total	**213,900**	**12,000**	**225,900**	-				

SESOP and SESOP II Options

	Balance at 1 July 2004	Number Granted	Number Exercised	Number Lapsed	Balance at 30 June 2005	Number Vested
Executive Directors						
B A McNamee	100,000	-	100,000	-	-	-
A M Cipa	100,954	-	25,954	-	75,000	60,000
Specified Executives						
P Turner	185,192	-	10,192	-	175,000	80,000
C Armit	250,000	-	160,000	-	90,000	-
P Bordonaro	101,000	-	26,000	-	75,000	60,000
A Cuthbertson	135,000	-	48,000	-	87,000	-
P Turvey	125,924	-	25,924	-	100,000	40,000
K Milroy	84,000	-	14,000	-	70,000	21,000
T Giarla	139,500	-	36,000	-	103,500	72,000
M Sontrop	91,000	-	33,000	-	58,000	19,800
Total	**1,312,570**	-	**479,070**	-	**833,500**	**352,800**

27 Related Parties Disclosures (cont.)

Directors and Executive Disclosures(cont.)

Director and Specified Executives Shares on Exercise of Options and Rights

	Date Option Granted	Number of shares	Paid $ per share	Unpaid $ per share
Executive Directors				
B A McNamee	November 1997	100,000	8.93	-
A M Cipa	July 1998	5,954	10.82	-
	July 1999	20,000	13.23	-
Specified Executives				
P Turner	July 1998	10,192	10.82	-
C Armit	February 2000	160,000	23.07	-
P Bordonaro	July 1998	6,000	10.82	-
	July 1999	20,000	13.23	-
A Cuthbertson	February 2000	48,000	21.01	-
P Turvey	July 1998	5,924	10.82	-
	July 1999	20,000	13.23	-
K Milroy	July 1999	14,000	13.23	-
T Giarla	July 1999	36,000	13.23	-
M Sontrop	July 1999	33,000	13.23	-
Total		**479,070**		

For all of the Options granted, the time-related vesting criteria was 60% of the allocation after 3 years from grant date, 20% after 4 years from grant and the balance of 20% after 5 years from grant date.

Director and Specified Executives Shareholding

	Balance at 1 July 2004	Options Exercised during year	Other changes during year	Balance at 30 June 2005	Balance as of date of this Report
Directors					
B A McNamee	770,651	100,000	(527,140)	343,511	343,511
A M Cipa	8,468	25,954	(25,875)	8,547	8,547
P H Wade	28,490	-	2,420	30,910	31,267
J Akehurst	2,500	-	3,813	6,313	6,470
E A Alexander	5,215	-	1,301	6,516	6,673
I A Renard	5,342	-	1,031	6,373	6,530
M A Renshaw	-	-	659	659	816
K J Roberts	4,872	-	966	5,838	5,995
A C Webster	7,876	-	966	8,842	8,999
Specified Executives					
P Turner	2,050	10,192	-	12,242	12,242
C Armit	724	160,000	(49,814)	110,910	110,910
P Bordonaro	36,760	26,000	(36,000)	26,760	26,760
A Cuthbertson	30,379	48,000	(30,000)	48,379	48,379
P Turvey	30,734	25,924	(9,687)	46,971	46,971
K Milroy	31,304	14,000	(8,701)	36,603	36,603
T Giarla	40,500	36,000	(76,500)	-	-
A Martinez	-	-	121	121	121
M Sontrop	1,559	33,000	(32,704)	1,855	1,855
H Strenger	-	-	-	-	-
Total	**1,007,424**	**479,070**	**(785,144)**	**701,350**	**702,649**

27 **Related Parties Disclosures (cont.)**

Directors and Executive Disclosures (cont.)

Loans to Directors and Specified Executives

Details of the aggregate of loans to Directors and Specified Executives are as shown:

		Opening Balance $'000	Interest Charged $'000	Interest not charged $'000	Closing Balance $'000	Number in group 30 June 2005
Directors	**2005**	**1,882**	**71**	**71**	**941**	**2**
	2004	1,893	51	133	1,882	2
Specified executives	**2005**	**1,930**	**72**	**218**	**5,041**	**10**
	2004	1,587	28	137	1,930	6
Total Directors and Specifed Executives	**2005**	**3,812**	**143**	**289**	**5,982**	**12**
	2004	3,480	79	270	3,812	8

Details of individuals with loans above $100,000 in the reporting period are as follows:

	Balance at 1 July 2004 $'000	Interest Charged $'000	Interest not charged $'000	Balance at 30 June 2005 $'000	Highest owing in period
Directors					
B A McNamee	1,834	70	69	893	2,727
Specified Executives					
P Turner	-	3	4	110	110
C Armit	-	14	63	2,537	2,537
P Bordonaro	462	15	30	330	791
A Cuthbertson	155	15	54	1,008	1,008
P Turvey	397	16	32	593	726
K Milroy	381	8	23	463	463
T Giarla	536	-	10	-	1,012
M Sontrop	-	-	3	-	437

All of the loans relate to SESOP and SESOP II under which executive directors and specified executives were provided with loans to fund the exercise of options. SESOP was terminated by the Company and there are no longer any outstanding options under SESOP. No grants of options have been made under SESOP II since July 2003.

Loans to executive directors and specified executives relating to SESOP are interest free. Loans relating to SESOP II are charged interest at a concessional average rate of 2%. This is based on interest being charged equivalent to the after-tax cash amount of dividends on the underlying shares (excluding the impact of imputation and assuming a marginal income tax rate of 48.5%). The average commercial rate of interest during the year was 7%.

Other Transactions and Balances with Directors and Specified Executives

The directors and specified executives and their related entities have the following transactions with entities within the consolidated entity that occur within a normal employee, customer or supplier relationship on terms and conditions no more favourable than those which it is reasonable to expect the entity would have adopted if dealing at arm's length in similar circumstances:

- The Company has a number of contractual research relationships with the University of Melbourne of which Mr Ian Renard is the Chancellor and Miss Elizabeth Alexander is the Chair of the Finance Committee and a member of the Council.

- The parent entity made contributions during the financial year to the CSL Superannuation Plan. Dr B A McNamee is a shareholder of the Plan's trustee company, but not a member of the Plan.

28 Employee Benefits

	Consolidated Entity		Parent Entity	
	2005 $000	2004 $000	2005 $000	2004 $000
Employee benefit liabilities:				
Provision for employee benefits - current (note 18)	47,198	61,520	16,717	14,593
Provision for employee benefits - non-current (note 22)	138,690	140,801	10,646	9,551
	185,888	202,321	27,363	24,144
The number of full time equivalents employed at 30 June	6,474	7,565	1,253	1,210

Employee Share Ownership Schemes

CSL Limited operates the following schemes:

Senior Executive Share Ownership Plan (SESOP)

The establishment of the SESOP plan was approved by special resolution at the annual general meeting of the Company on 15 August 1994.

Under the rules of SESOP, the parent entity has provided an interest free loan to each participant which was used to acquire the options. A receivable is included in the financial statements in Note 9. In the event of lapse, the parent entity has undertaken to acquire the options at an amount equal to the option price. This amount will be used to discharge the participants' loans. Options issued under SESOP ceased during the year ended 30 June 1997.

There are no longer any SESOP options outstanding however there are some interest free loans associated with exercised SESOP options remaining.

Revised Senior Executive Share Ownership Plan (SESOP II)

The establishment of the SESOP II plan was approved by special resolution at the annual general meeting of the Company on 20 November 1997.

Under the rules of SESOP II no loan is made to the recipients of options until the option is exercised. Consequently, no amounts are recorded in receivables until the option is exercised.

The options are issued for a term of seven years and begin to be exercisable after the third anniversary of the date of grant. The options cannot be transferred and are not quoted on the ASX.

Performance hurdles for both the consolidated entity and employees must be met before the options can be exercised. The exercise price is calculated using the weighted average price over the 5 days preceding the issue date of the option.

The following table summarises information about options outstanding at 30 June 2005:

Grant Date	No. of employees	Opening Balance	Granted	During the year: Exercised	Lapsed	Balance at 30 June 2005	Exercise Price	Expiry Date
SESOP II - 20 November 1997	1	100,000	-	100,000	-	-	$8.93	20-Nov-04
SESOP II - 14 July 1998	11	58,310	-	58,310	-	-	$10.82	14-Jul-05
SESOP II - 13 July 1999	27	392,480	-	392,480	-	-	$13.23	13-Jul-06
SESOP II - 16 November 1999	1	85,000	-	68,000	-	17,000	$20.84	16-Nov-06
SESOP II - 28 February 2000	1	60,000	-	48,000	-	12,000	$21.01	28-Feb-07
SESOP II - 9 February 2000	1	200,000	-	160,000	-	40,000	$23.07	9-Feb-07
SESOP II - 2 August 2000	28	612,700	-	28,720	25,000	558,980	$34.04	2-Aug-07
SESOP II - 20 June 2001	34	649,500	-	-	15,100	634,400	$37.54	20-Jun-08
SESOP II - 21 August 2001	3	90,000	-	-	-	90,000	$49.31	20-Aug-08
SESOP II - 23 August 2001	17	198,000	-	-	72,000	126,000	$37.54	22-Aug-08
SESOP II - 18 October 2001	1	5,000	-	-	-	5,000	$43.51	20-Aug-08
SESOP II - 10 December 2001	3	91,000	-	-	28,000	63,000	$49.94	9-Dec-08
SESOP II - 28 January 2002	1	20,000	-	-	-	20,000	$47.20	28-Jan-09
SESOP II - 23 July 2002	49	1,091,200	-	15,000	62,500	1,013,700	$27.97	23-Jul-09
SESOP II - 16 October 2002	1	30,000	-	-	-	30,000	$20.67	16-Oct-09
SESOP II - 1 July 2003	29	507,600	-	114,700	-	392,900	$12.19	1-Jul-10
Total		4,190,790		985,210	202,600	3,002,980		

CSL Limited and its controlled entities

Notes to and forming part of the Financial Statements

Continued

28 Employee Benefits (cont.)

Senior Executive Share Ownership Plan (SESOP II)

The following table summarises information about options exercised by employees during the year ended 30 June 2005:

Number of Options	Grant Date	Exercise Date	Expiry Date	Exercise Price	Proceeds from shares issued	Number of shares issued	Issue date	Fair value of shares issued
42,426	14-Jul-1998	31-Aug-2004	14-Jul-2005	$10.82	$459,049	42,426	03-Sep-2004	$25.85
342,480	13-Jul-1999	31-Aug-2004	13-Jul-2006	$13.23	$4,531,010	342,480	03-Sep-2004	$25.85
100,000	20-Nov-1997	31-Aug-2004	20-Nov-2004	$8.93	$893,000	100,000	03-Sep-2004	$25.85
68,000	16-Nov-1999	31-Aug-2004	16-Nov-2006	$20.84	$1,417,120	68,000	03-Sep-2004	$25.85
48,000	28-Feb-2000	31-Aug-2004	28-Feb-2007	$21.01	$1,008,480	48,000	03-Sep-2004	$25.85
9,930	14-Jul-1998	17-Sep-2004	14-Jul-2005	$10.82	$107,443	9,930	20-Sep-2004	$29.75
19,200	01-Jul-2003	17-Sep-2004	01-Jul-2010	$12.19	$234,048	19,200	20-Sep-2004	$29.75
14,000	13-Jul-1999	17-Sep-2004	13-Jul-2006	$13.23	$185,220	14,000	20-Sep-2004	$29.75
48,000	01-Jul-2003	10-Dec-2004	01-Jul-2010	$12.19	$585,120	48,000	13-Dec-2004	$28.30
5,954	14-Jul-1998	23-Feb-2005	14-Jul-2005	$10.82	$64,422	5,954	28-Feb-2005	$31.99
36,000	13-Jul-1999	23-Feb-2005	13-Jul-2006	$13.23	$476,280	36,000	28-Feb-2005	$31.99
160,000	09-Feb-2000	23-Feb-2005	09-Feb-2007	$23.07	$3,691,200	160,000	28-Feb-2005	$31.99
47,500	01-Jul-2003	10-Mar-2005	01-Jul-2010	$12.19	$579,025	47,500	15-Mar-2005	$33.49
15,000	23-Jul-2002	10-Mar-2005	23-Jul-2009	$27.97	$419,550	15,000	15-Mar-2005	$33.49
28,720	02-Aug-2000	23-Mar-2005	02-Aug-2007	$34.04	$977,629	28,720	28-Mar-2005	$35.08
985,210					$15,628,596	985,210		

The following table summarises information about options exercised by employees during the year ended 30 June 2004:

Number of Options	Grant Date	Exercise Date	Expiry Date	Exercise Price	Proceeds from shares issued	Number of shares issued	Issue date	Fair value of shares issued
14,000	17-Mar-1998	19-Jul-2003	17-Mar-2005	$11.45	$160,300	14,000	22-Jul-2003	$13.82
9,000	17-Mar-1998	12-Oct-2003	17-Mar-2005	$11.45	$103,050	9,000	15-Oct-2003	$16.98
18,000	13-Jul-1999	04-Nov-2003	13-Jul-2006	$13.23	$238,140	18,000	07-Nov-2003	$17.52
40,500	13-Jul-1999	17-Jan-2004	13-Jul-2006	$13.23	$535,815	40,500	20-Jan-2004	$17.57
35,000	13-Jul-1999	26-Mar-2004	13-Jul-2006	$13.23	$463,050	35,000	31-Mar-2004	$20.98
35,000	01-Jul-2003	26-Mar-2004	01-Jul-2010	$12.19	$426,650	35,000	31-Mar-2004	$20.98
29,300	01-Jul-2003	12-Apr-2004	01-Jul-2010	$12.19	$357,167	29,300	15-Apr-2004	$23.20
33,940	13-Jul-1999	12-Apr-2004	13-Jul-2006	$13.23	$449,026	33,940	15-Apr-2004	$23.20
8,000	17-Mar-1998	12-Apr-2004	17-Mar-2005	$11.45	$91,600	8,000	15-Apr-2004	$23.20
222,740					$2,824,798	222,740		

The fair value of shares issued during the reporting period is considered to be the market price of shares of CSL Limited on the ASX as at the closing of trading on their respective issue dates.

28 Employee Benefits (cont.)

Employee Performance Rights Plan

The establishment of the Performance Rights Plan was approved by special resolution at the annual general meeting of the Company on 16 October 2003.

Unless otherwise determined by the Board, Performance Rights will be granted for no consideration payable by the employee. A Performance Right represents the right to subscribe for or acquire one share for either nil or monetary consideration not exceeding $1.00 per share.

A Performance Right may only be exercised when it has become a Vested Performance Right. Unvested Performance Rights cannot be exercised. Vested Performance Rights can be exercised from the date they become Vested Performance Rights until they lapse.

Performance Rights may become Vested Performance Rights if the Company satisfies specified Performance Hurdles during specified Performance Periods. The Performance hurdle is the Company's Total Shareholder Return (TSR) relative to the ASX top 100 Index (excluding commercial banks, oil and gas and selected metals and mining companies).

The Performance Period is 3 years (or, if not fully met after 3 years, then 4 years or 5 years) with the Test Dates occurring at the end of Years 3, 4 and 5. The Performance Hurdles will 'cascade' so that a proportion of Performance Rights become Vested Performance Rights when a minimum target is reached, and the proportion will increase as performance exceeds the minimum target.

If, on any Test Date, the Company's performance does not place it above the 50th percentile, in terms of TSR ranking, none of the Performance Rights will vest. Where the Company is placed at or above the 75th percentile, all of the Performance Rights will vest. Between the 50th and 75th percentiles, the proportion of Performance Rights that will vest will increase on a straight line basis.

No loans are provided by the Company in relation to the grant of Performance Rights to, or exercise of Performance Rights by employees under the Performance Rights Plan.

The following table summarises information about performance rights outstanding and exercisable at 30 June 2005:

Grant Date	Opening Balance	During the year: Granted	Exercised	Lapsed	Balance at 30 June 2005	Exercise Price	Earliest Vesting Date	Expiry Date
16-Oct-2003	50,000	-	-	-	50,000	Nil	30-Sep-2006	27-Oct-2010
15-Dec-2003	153,000	-	-	(24,400)	128,600	Nil	30-Sep-2006	27-Oct-2010
28-Apr-2004	60,000	-	-	-	60,000	Nil	31-Mar-2007	31-Mar-2011
21-Jun-2004	132,300	-	-	-	132,300	Nil	31-Mar-2007	31-Mar-2011
29-Oct-2004	-	83,400	-	-	83,400	Nil	30-Sep-2007	25-Aug-2011
	395,300	83,400	-	(24,400)	454,300			

Global Employee Share Plan (GESP)

Global Employee Share Plan (GESP) also operates whereby employees make contributions from after tax salary up to a maximum of $3,000 per contribution period. The employees receive the shares at a 15% discount to the applicable market rate, as quoted on the ASX on the first day or the last day of the six month contribution period, whichever is lower.

29 Superannuation Plans

The consolidated entity sponsors a range of superannuation plans for its employees worldwide. Entities of the consolidated entity who operate benefit plans contribute to their respective plans in accordance with the Trust Deeds following receipt of actuarial advice.

The consolidated entity's defined benefit plans as at 30 June 2005 are as follows:-

Name of the plan	Type	Date of last assessment	Note
CSL Superannuation Plan (Australia)	Defined Benefit	30 June 2005	(a)
ZLB Bioplasma AG Pension Fund (Switzerland)	Defined Benefit	30 June 2005	(b)
ZLB Behring Pension Plan (US PP)	Defined Benefit	30 June 2005	(c)
ZLB Behring Union Pension Plan (US UPP)	Defined Benefit	30 June 2005	(c)
ZLB Behring GmbH Pension Plan, ZLB Pharma GmbH Pension Plan and ZLB Behring KG Pension Plan (Germany)	Defined Benefit	30 June 2005	(d)
ZLB Behring KK Retirement Allowance Plan (Japan)	Defined Benefit	30 June 2005	(e)

Details of the above superannuation plans as at the date of their last assessment are as follows:-

	Australia	Switzerland	US PP	US UPP	Germany	Japan	Total
	$000	$000	$000	$000	$000	$000	$000
Net market value of plan assets	26,040	193,688	62,158	44,055	-	-	325,941
Accrued benefits	(26,199)	(193,637)	(73,190)	(65,244)	(57,616)	(5,672)	(421,558)
	(159)	51	(11,032)	(21,189)	(57,616)	(5,672)	(95,617)
Amounts provided	159	-	11,032	21,189	57,616	5,672	95,668
Excess of plan assets and amounts provided over accrued benefits	-	51	-	-	-	-	51
Vested benefits	24,140	163,964	73,190	65,244	52,320	3,932	382,790

(a) The actuarial assessment of the CSL Superannuation Plan was performed by Mr P Shallue, BSc , FIAA of Mercer Benefit Services Pty Ltd on 30 June 2005.

(b) The actuarial assessment of the ZLB Bioplasma AG Pension Fund was performed by Mr M A Rothlisberger, Qualified Pension Actuary and Dr O Kern, Dipl. phys. Ing. ETH of AON Chuard Consulting AG on 30 June 2005.

(c) The actuarial assessments of the ZLB Behring Pension Plan and ZLB Behring Union Pension Plan were performed by Mr T Billone, ASA and Mr C Chinici, EA of Buck Consultants on 30 June 2005.

(d) The actuarial assessment of the ZLB Behring GmbH Pension Plan, ZLB Pharma GmbH Pension Plan and ZLB Behring KG Pension Plan were performed by M Grünzig and F Tiede, certified actuaries of Höchster Pensions Benefits Services GmbH on 30 June 2005.

(e) The actuarial assessment of the ZLB Behring KK Retirement Allowance Plan was performed by Mr M Suzuki, Certified Pension Actuary, FIAJ, and Mr Z Watanabe, Certified Pension Actuary, FIAJ of Mercer Human Resource Consulting Ltd. on 30 June 2005.

		Consolidated Entity		Parent Entity	
		2005	2004	2005	2004
		$	$	$	$
30	**Remuneration of Auditors**				
	Amounts received, or due and receivable, for the audit and review of the financial reports of the parent entity and its controlled entities by				
	- Ernst & Young	590,217	608,000	590,217	608,000
	- Ernst & Young related practices	2,391,655	2,352,576	-	-
		2,981,872	2,960,576	590,217	608,000

Amounts received, or due and receivable, for the other services in relation to the parent entity and its controlled entities by:

	2005 $	2004 $	2005 $	2004 $
- Ernst & Young [1]	602,672	326,200	602,672	326,200
- Ernst & Young related practices [2]	19,695	4,851,940	-	-
	622,367	5,178,140	602,672	326,200
	3,604,239	8,138,716	1,192,889	934,200

[1] Includes completion audits in relation to the JRH disposal, IAS implementation advice and other compliance audits (2004 includes work on the Aventis Behring acquisition). Refer Directors' report for further details.

[2] Completion audits in relation to the JRH disposal (2004 includes financial due diligence in relation to the Aventis Behring acquisition). Refer Directors' report for further details.

		2005	2004	2005	2004
		$000	$000	$000	$000
31	**Commitments**				
	Capital Commitments				
	Estimated capital expenditure contracted for at balance date but not provided for in the financial statements, payable:				
	Not later than one year	10,550	32,295	4,600	9,985
	Later than one year but not later than five years	-	446	-	-
		10,550	32,741	4,600	9,985
	Lease Commitments				
	(i) ***Operating Leases***				
	Total lease expenditure contracted for at balance date but not provided for in the financial statements, payable:				
	Not later than one year	31,889	29,436	1,433	1,378
	Later than one year but not later than five years	86,222	112,241	2,619	1,176
	Later than five years	132,268	140,543	378	158
		250,379	282,220	4,430	2,712
	Representing				
	Non-cancellable operating leases	250,379	282,220	4,430	2,712

Operating leases entered into relate predominantly to leased land and rental properties. Rental payments are generally fixed, but with inflation escalation clauses on which contingent rentals are determined. No operating leases contain restrictions on financing or other leasing activities.

31 **Commitments (cont.)**

	Consolidated Entity		Parent Entity	
	2005	2004	2005	2004
	$000	$000	$000	$000
(ii) *Finance Leases*				
Not later than one year	1,937	1,912	-	-
Later than one year but not later than five years	8,374	7,575	-	-
Later than five years	32,329	37,877	-	-
Total minimum lease payments	42,640	47,364	-	-
- future finance charges	(2,399)	(2,162)	-	-
- lease liability	40,241	45,202	-	-
- current liability (refer note 16)	1,756	2,028	-	-
- non-current liability (refer note 20)	38,485	43,174	-	-
	40,241	45,202	-	-
(iii) *Total Lease Liability*				
Total lease liability accrued for:				
Current				
- surplus lease space (refer note 16)	6,720	5,353	-	-
- finance leases (refer note 16)	1,756	2,028	-	-
	8,476	7,381	-	-
Non-Current				
- surplus lease space (refer note 20)	3,844	9,149	-	-
- finance leases (refer note 20)	38,485	43,174	-	-
	42,329	52,323	-	-
	50,805	59,704	-	-

32 **Contingent Assets and Liabilities**

Guarantees

Details and estimates of maximum amounts of contingent liabilities, classified in accordance with the party from whom the liability could arise for which no provisions are included in the financial statements, are as follows:

Parent entity guarantee of controlled entity borrowings	-	-	818,897	638,349
Bank guarantees	23,186	22,298	4,045	6,006
	23,186	22,298	822,942	644,355

As explained in Note 33, the parent entity has entered into a deed of cross guarantee in accordance with a class order issued by the Australian Securities and Investments Commission. The parent entity, and the controlled entities which are party to the deed, have guaranteed the repayment of all current and future creditors in the event that any of these companies are wound up.

Service Agreements

The maximum contingent liabilities for benefits under service agreements, in the event of an involuntary redundancy, is between 3 to 12 months. Agreements are held with the managing director and persons who take part in the management of the companies in the consolidated entity.

These contingent liabilities amount to:	8,243	8,493	3,780	3,363

32 Contingent Assets and Liabilities (cont.)

Contingent consideration on acquisitions

On 31 March 2004, the consolidated entity acquired the global plasma therapeutics business of Aventis Behring. The consideration included contingent payments. A cash payment or issue of shares (at CSL Limited's discretion) in the amount of USD 125 million will be required to be made by the consolidated entity if the fourth year ordinary share price of CSL Limited is above A$28 per share ('trigger price'). To satisfy this requirement, the volume weighted average share price of an ordinary share of CSL Limited must be above the trigger price for 20 consecutive trading days for the period starting from 1 October 2007 and ending on 31 March 2008.

A further cash payment or issue of shares (at CSL Limited's discretion) in the amount of USD 125 million will be required to be made by the consolidated entity if the fourth year ordinary share price of CSL Limited is above A$35 per share. The same requirement for the trigger price must be satisfied as mentioned above.

Litigation

The consolidated entity is currently involved in litigation with both Bayer and Baxter over alleged infringement of the consolidated entity's interest in the Freudenberg patent covering technology involved in the production of rFVIII. Bayer has filed a counter suit against the consolidated entity, claiming breach of the Helixate supply agreement. There is no guarantee that the consolidated entity will be successful in their defence of this patent. Bayer's counter suit against the consolidated entity represents a threat to the continued supply of Helixate from Bayer.

The consolidated entity is involved in other litigation in the ordinary course of business. The directors believe that future payment for any contingent liabilities in respect of litigation is remote. The consolidated entity has disclaimed liability for, and are vigorously defending, all current claims and actions that have been made.

CSL Limited and its controlled entities

Notes to and forming part of the Financial Statements

Continued

33 Controlled Entities

	Country of incorporation	Percentage Owned		
		2005	2004	
		%	%	
Parent Entity:				
CSL Limited	Australia			
Controlled Entities of CSL Limited:				
JRH Biosciences Pty Ltd	Australia	-	100	(e)
Cervax Pty Ltd	Australia	74	74	
CSL (New Zealand) Limited	New Zealand	100	100	(a)
Iscotec AB	Sweden	100	100	(a)
CSL International Pty Ltd	Australia	100	100	
CSL Finance Pty Ltd	Australia	100	100	
CSL Denmark ApS	Denmark	100	100	(a)
ZLB Behring AG	Switzerland	100	100	(a)
ZLB GmbH	Germany	100	100	(a)
CSL UK Holdings Limited	England	100	100	(a)
JRH Biosciences Limited	England	-	100	(e)
ZLB Bioplasma UK Limited	England	100	100	(a)
ZLB Bioplasma Belgium sprl	Belgium	-	100	(a) (b)
ZLB Bioplasma Italy srl	Italy	-	100	(a) (c)
CSL US Inc	USA	-	100	(e)
JRH Biosciences Inc	USA	-	100	(e)
ZLB Holdings Inc	USA	100	100	(a)
ZLB Bioplasma (Hong Kong) Limited	Hong Kong	100	100	(a)
ZLB Behring LLC	USA	100	100	(a)
ZLB Bio-Services Inc.	USA	-	100	(a) (d)
ZLB Behring Sales Force Inc.	USA	100	100	(a)
ZLB Bioplasma Inc	USA	100	100	(a)
ZLB Behring Canada Inc.	Canada	100	100	(a)
ZLB Behring Brazil Comercio de Produtos Farmaceuticals Ltda	Brazil	100	100	(a)
ZLB Behring KK	Japan	100	100	(a)
Aventis Behring S.A. de C.V.	Mexico	100	100	(a)
ZLB Behring S.A.	France	100	100	(a)
ZLB Pharma GmbH	Germany	100	100	(a)
Aventis Behring Hispaniola S.A.	Dominican Republic	-	100	(f)
ZLB Behring Foundation for Research and Advancement of Patient Health	USA	100	100	(a)
ZLB Behring Verwaltungs GmbH	Germany	100	100	(a)
ZLB Behring Beteiligungs GmbH & Co KG	Germany	100	100	(a)
ZLB Plasma Services GmbH	Germany	100	100	(a)
ZLB Behring GmbH	Germany	100	100	(a)
ZLB Behring (Switzerland) AG	Switzerland	100	100	(a)
ZLB Behring GmbH	Austria	100	100	(a)
ZLB Behring S.A.	Spain	100	100	(a)
ZLB Behring A.B.	Sweden	100	100	(a)
ZLB Behring S.p.A.	Italy	100	100	(a) (c)
ZLB Behring N.V.	Belgium	100	100	(a) (b)
ZLB Behring Lda	Portugal	100	100	(a)
ZLB Behring MEPE	Greece	100	100	(a)
ZLB Behring Asia Pacific Limited	Hong Kong	100	100	(a)
ZLB Behring S.A.	Argentina	100	100	(a)
ZLB Behring Holdings Ltd.	England	100	100	(a)
ZLB Behring UK Ltd.	England	100	100	(a)

33 **Controlled Entities (cont.)**

(a) Audited by affiliates of the parent entity auditors.
(b) ZLB Bioplasma Belgium sprl merged with ZLB Behring NV during the financial year, as a consequence 52% of the share capital of ZLB Behring NV is owned by CSL Denmark ApS.
(c) ZLB Bioplasma Italy srl merged with ZLB Behring S.p.A. during the financial year, as a consequence 3% of the share capital of ZLB Behring S.p.A is owned by CSL Denmark ApS.
(d) ZLB Bio-Services Inc merged with ZLB Bioplasma Inc during the year.
(e) Entity was sold on 28 February 2005.
(f) Entity dissolved during the year.

A deed of cross guarantee between CSL International Pty Ltd and CSL Limited was enacted on 20 June 1995 and relief was obtained from preparing financial statements of CSL International Pty Ltd under the ASIC Class Order. On 30 June 2003, an Assumption Deed was lodged with ASIC, which joins CSL Finance Pty Ltd and JRH Biosciences Pty Ltd as parties to the deed of cross guarantee. JRH Biosciences Pty Ltd was removed from the deed on its disposal from the group during the year. Under the deed, all entities guarantee to support the liabilities and obligations of each other. Financial information for the class order group comprising CSL Limited, CSL International Pty Ltd, CSL Finance Pty Ltd and JRH Biosciences Pty Ltd (until its disposal on 28 February 2005) is as follows:

Statement of Financial Performance	2005 $000	2004 $000
Sales revenue	403,201	452,475
Cost of sales	202,458	253,290
Gross profit	200,743	199,185
Other revenues	443,140	134,159
Research and development expenses	59,192	46,856
Selling and marketing expenses	43,132	45,068
General and administration expenses	43,847	42,804
Borrowing costs	23,807	19,444
Carrying amount of net assets of discontinued operations sold	261,678	24,920
Profit from ordinary activities before income tax expense	212,227	154,252
Income tax expense relating to ordinary activities	15,748	35,753
Profit from ordinary activities after income tax expense	196,479	118,499
Set out below is a summary of movements in consolidated retained profits of the closed group:		
Retained profits at the beginning of the financial year	461,246	401,450
Net profit	196,479	118,499
Dividends provided for or paid	(84,950)	(58,703)
Retained profits at the end of the financial year	572,775	461,246

33 Controlled Entities (cont.)

	2005 $000	2004 $000
Statement of Financial Position		
CURRENT ASSETS		
Cash assets	461,769	12,561
Receivables	50,951	63,631
Inventories	59,451	93,753
Other	2,419	3,894
Total Current Assets	574,590	173,839
NON-CURRENT ASSETS		
Receivables	456,876	653,387
Other financial assets	1,301,407	1,534,091
Property, plant and equipment	261,402	259,993
Deferred tax assets	10,400	10,233
Intangibles	20,000	20,000
Total Non-Current Assets	2,050,085	2,477,704
TOTAL ASSETS	2,624,675	2,651,543
CURRENT LIABILITIES		
Payables	138,221	57,938
Tax liabilities	-	16,219
Provisions	17,848	15,622
Total Current Liabilities	156,069	89,779
NON-CURRENT LIABILITIES		
Payables	1,328	34,941
Interest bearing liabilities	598,286	489,681
Deferred tax liabilities	33,968	29,943
Provisions	16,391	20,712
Total Non-Current Liabilities	649,973	575,277
TOTAL LIABILITIES	806,042	665,056
NET ASSETS	1,818,633	1,986,487
EQUITY		
Contributed equity	1,223,034	1,502,417
Reserves	22,824	22,824
Retained profits	572,775	461,246
TOTAL EQUITY	1,818,633	1,986,487

	Notes	Consolidated Entity 2005 $000	Consolidated Entity 2004 $000	Parent Entity 2005 $000	Parent Entity 2004 $000
34 Statement of Cash Flows					
Reconciliation of Cash Assets and Non-Cash Financing and Investing Activities					
(i) Cash at the end of the year is shown in the statement of financial position as:					
Cash on hand	5	258,528	112,478	-	12,700
Cash deposits	5	465,314	2,418	461,769	-
Bank overdrafts	16	(4,091)	(4,553)	-	-
		719,751	110,343	461,769	12,700

(ii) Non-Cash Financing and Investing Activities

On 31 March 2004, the consolidated entity acquired the global plasma therapeutics business of Aventis Behring through the acquisition of 100% of the share capital of Aventis Behring LLC and Aventis Behring GmbH for $954.0 million. $146.5 million of the consideration amount represents deferred consideration at the date of acquisition.

Reconciliation of Profit from Ordinary Activities after Tax to Cash Flows from Operations

	Consolidated Entity 2005 $000	Consolidated Entity 2004 $000	Parent Entity 2005 $000	Parent Entity 2004 $000
Profit from ordinary activities after tax	546,518	219,625	60,759	120,340
Non-cash items in profit from ordinary activities				
Depreciation and amortisation	170,701	129,995	29,746	31,977
Loss on sale of property, plant and equipment	1,994	2,584	67	1,034
Amortisation of borrowing costs	1,258	974	-	-
Changes in assets and liabilities, net of the effects of purchase of controlled entities				
(Increase)/decrease in receivables	(83,560)	55,773	(14,463)	16,437
(Increase)/decrease in inventories	157,972	(33,268)	6,696	(7,882)
(Increase)/decrease in prepayments	(3,147)	(20,869)	475	(2,392)
(Increase)/decrease in tax assets	(22,016)	(18,651)	(575)	668
Increase/(decrease) in payables	40,234	(13,791)	892	(6,562)
Decrease in provisions	(36,572)	(20,924)	(2,316)	(5,271)
(Increase)/decrease in tax liabilities	44,087	7,892	(5,558)	10,043
	817,469	309,340	75,723	158,392
Less: Profit on sale of a business unit	249,647	102,346	-	75,189
Net cash inflow from operating activities	567,822	206,994	75,723	83,203

CSL Limited and its controlled entities

Notes to and forming part of the Financial Statements

Continued

34 Statement of Cash Flows (cont.)

Financing Facilities

The consolidated entity has access to the following financing facilities with a number of financial institutions:

	Consolidated Entity			Parent Entity		
	Accessible $000	Drawn down $000	Unused $000	Accessible $000	Drawn down $000	Unused $000
June 2005						
Bank overdraft facility (b), (d)	9,383	4,091	5,292	4,482	-	4,482
Bank loan facilities (a), (d)	658,514	459,287	199,227	-	-	-
Total financing facilities (c)	667,897	463,378	204,519	4,482	-	4,482
June 2004						
Bank overdraft facility (b), (d)	9,140	4,553	4,587	4,587	-	4,587
Bank loan facilities (a), (d)	758,906	237,535	521,371	-	-	-
Total financing facilities (c)	768,046	242,088	525,958	4,587	-	4,587

(a) Drawn facilities expire in March 2007 and March 2009.

(b) No specific expiry date.

(c) The current/non-current allocation of loan facilities reflect the existing refinancing arrangements in place during the period.

(d) The bank loan and overdraft facilities have certain loan covenants attached to them. As at balance date, the consolidated entity was in compliance with these covenants.

Disposal of Controlled Entities and Businesses

On 28 February 2005, the consolidated entity disposed of the JRH business unit to Sigma-Aldrich Corporation. Details of the disposal are included in Note 36.

On 26 March 2004, the consolidated entity disposed of the Animal Health business unit. This business unit included Biocor Animal Health Inc. Details of the disposal are included in Note 36.

35 Acquisition of Controlled Entities and Businesses

On 31 March 2004, the consolidated entity acquired the global plasma therapeutics business of Aventis Behring through the acquisition of 100% of the share capital of Aventis Behring LLC and Aventis Behring GmbH for $954.0 million (US$717.9 million).

		Consolidated Entity	
		2005 $000	2004 $000
Consideration			
Cash		-	807,528
Deferred Consideration		-	146,515
Total consideration		-	954,043
Fair value of net assets of consolidated entities acquired			
Current Assets	Cash	-	34,658
	Receivables	-	385,250
	Inventories	-	1,069,853
	Other	-	7,962
Non-current assets	Receivables	-	1,897
	Other financial assets	-	1,976
	Property, plant and equipment	-	470,403
	Deferred tax assets	-	37,784
Current liabilities	Payables	-	(254,855)
	Interest-bearing liabilities	-	(8,847)
	Provisions - Employee entitlements	-	(32,798)
	Provisions - Other	-	(19,457)
	Provision for restructuring (note 18)	-	(115,360)
Non-current liabilities	Interest-bearing liabilities	-	(47,999)
	Deferred tax liabilities	-	(46,493)
	Provisions - Employee entitlements	-	(122,147)
	Provisions - Other	-	(14,987)
		-	1,346,840
Discount on Acquisition		-	(392,797)
Total consideration		-	954,043
Outflow of cash to acquire consolidated entities and business			
Cash consideration		-	807,528
Cash acquired		-	(34,658)
		-	772,870

Contingent consideration

On 31 March 2004, the consolidated entity acquired the global plasma therapeutics business of Aventis Behring. The consideration included contingent payments. A cash payment or issue of shares (at CSL Limited's discretion) in the amount of USD 125 million will be required to be made by the consolidated entity if the fourth year ordinary share price of CSL Limited is above A$28 per share ('trigger price'). To satisfy this requirement, the volume weighted average share price of an ordinary share of CSL Limited must be above the trigger price for 20 consecutive trading days for the period starting from 1 October 2007 and ending on 31 March 2008.

A further cash payment or issue of shares (at CSL Limited's discretion) in the amount of USD 125 million will be required to be made by the consolidated entity if the fourth year ordinary share price of CSL Limited is above A$35 per share. The same requirement for the trigger price must be satisfied as mentioned above.

38 Discontinued Operation

Disposal of JRH Biosciences

On 28 February 2005 the consolidated entity disposed of the JRH business unit to Sigma-Aldrich Corporation. The disposal included 100% of the voting shares in CSL US Inc, JRH Biosciences Limited and JRH Biosciences Pty Ltd. CSL US Inc was the owner of JRH Biosciences Inc.

The net gain from the sale of the JRH Business was as follows:

	Consolidated 2005 $000
Net proceeds from the sale of the JRH business unit	458,246
Written down value of assets sold and liabilities settled	(178,548)
Net gain on sale before tax	279,698
Attributable income tax expense	(30,051)
Net gain on sale after tax	249,647

The carrying amounts of total assets to be disposed and total liabilities settled were as follows:

Total Assets	199,842
Total Liabilities	21,294
Net Assets	178,548

Financial Performance Information

The financial performance of the business unit for the year ended 30 June 2005 is as follows:

	2005 $000
Revenue from ordinary activities	141,327
Expenses from ordinary activities	119,387
Profit from ordinary activities before income tax	21,940
Income tax expense relating to ordinary activities	7,378
Profit from ordinary activities after income tax	14,562

Cash flows during the year

Net cash flows from operating activities	(12,826)
Net cash flows from investing activities	(14,868)
Net cash flows from financing activities	48,709
Net cash inflows	21,015

38 Discontinued Operation (cont.)

Disposal of Animal Health Business Unit

On 26 March 2004, the consolidated entity disposed of the Animal Health business unit to Pfizer Inc. The disposal included the sale of assets in Australia and New Zealand and the disposal of 100% of the voting share capital of Biocor Animal Health Inc. in the USA.

The net gain from the sale of the Animal Health business was as follows:

	Consolidated 2004 $000
Net proceeds from the sale of the Animal Health business unit	161,627
Written down value of assets sold and liabilities settled	(59,281)
Net gain on sale before tax	102,346
Attributable income tax expense	(27,035)
Net gain on sale after tax	75,311

The carrying amounts of total assets to be disposed and total liabilities settled were as follows:

Total Assets	61,710
Total Liabilities	2,429
Net Assets	59,281

Financial Performance Information

The financial performance of the business unit for the year ended 30 June 2004 is as follows:

	2004 $000
Revenue from ordinary activities	54,286
Expenses from ordinary activities	(49,663)
Profit from ordinary activities before income tax	4,623
Income tax expense relating to ordinary activities	(374)
Profit from ordinary activities after income tax	4,249

Cash flows during the year	
Net cash flows from operating activities	6,940
Net cash flows from investing activities	(594)
Net cash flows from financing activities	(4,127)
Net cash inflows	2,219

CSL Limited and its controlled entities

Notes to and forming part of the Financial Statements

Continued

37 Earnings Per Share

The following reflects the income and share information used in the calculation of basic and diluted earnings per share:

	Consolidated Entity	
	2005 $000	2004 $000
Earnings used in calculating basic earnings per share	546,518	219,625

	Number of shares	
Weighted average number of ordinary shares used in the calculation of basic earnings per share:	195,988,194	178,174,322
Effect of dilutive securities:		
Share options	957,127	680,869
Adjusted weighted average number of ordinary shares used in calculating diluted earnings per share	196,945,321	178,855,191

Conversions, calls, subscription or issues after 30 June 2005

Since the end of the financial year, no ordinary shares have been issued.

There have been no other conversions to, calls of, or subscriptions for ordinary shares or issues of potential ordinary shares since the reporting date and before the completion of this financial report.

38 Segment Information

Defined business segments	Products/services
Total Human Health	Develops, manufactures and markets biopharmaceutical products to the human health industry.
Biosciences	Develops, manufactures and markets cell culture reagents used in the manufacture of vaccines, biopharmaceuticals and gene therapy products.

The Human Health business segment has been further broken down into ZLB Behring and Other Human Health to assist with external analysis of the financials. Other Human Health includes CSL Pharmaceutical and CSL Bioplasma.

Geographical Segments

The consolidated entity operates predominantly in three segments, being Australasia/Asia Pacific, Americas and EMEA. The geographic segment of Australasia/Asia Pacific comprises Australia, New Zealand and Asia. The geographic segment of Americas includes USA, Canada and South America. The geographic segment of EMEA includes Europe, Middle East and Africa.

Segment Accounting Policies

The consolidated entity accounts for intersegment sales and transfers as if the sales or transfers were to third parties at current market prices.

Segment accounting policies are the same as the consolidated entity's policies described in Note 1. During the financial year, there were no changes in segment accounting policies that had a material effect on the segment information.

CSL Limited and its controlled entities

Notes to and forming part of the Financial Statements

Continued

38 Segment Information (cont.)

Business segments	ZLB Behring $000	Other Human Health $000	Total Human Health* $000	Biosciences $000	Eliminations $000	Consolidated $000
2005						
External sales	2,195,196	413,769	2,608,965	140,969	-	2,749,934
Other external revenue	22,810	3,038	25,848	-	-	25,848
Intersegment revenue	26,561	87	78	358	(436)	-
Segment revenue	2,244,567	416,894	2,634,891	141,327	(436)	2,775,782
Proceeds from sale of Biosciences Business Unit						458,246
Unallocated revenue						18,882
Total revenue						3,252,910
Segment earnings	315,767	59,861	375,628	25,311	-	400,939
Borrowing costs						(41,640)
Unallocated expense net of unallocated revenue						2,943
Net Gain from sale of Biosciences Business Unit						279,698
Profit from ordinary activities before tax						641,940
Income tax expense						95,422
Profit from ordinary activities after tax						546,518
Segment assets	2,623,670	386,160	3,009,830	-	-	3,009,830
Cash assets						723,842
Unallocated assets						140,624
Total assets						3,874,296
Segment liabilities	507,801	59,222	567,023	-	-	567,023
Interest bearing liabilities						1,024,896
Provision for dividend						-
Unallocated liabilities						207,865
Total liabilities						1,799,784
Other information						
Purchase of property, plant and equipment and intangible assets	89,489	32,281	121,770	13,936	-	135,706
Unallocated acquisitions of property, plant and equipment						-
Total acquisitions						135,706
Depreciation and amortisation	137,330	28,126	165,456	3,442	-	168,898
Unallocated depreciation and amortisation						1,803
Total depreciation and amortisation						170,701
Other non-cash expenses	1,927	67	1,994	-	-	1,994

**The Total Human Health Segment includes intra segment eliminations of $26,570*

Geographic segments	Australasia/ Asia Pacific $000	Americas $000	EMEA $000	Eliminations $000	Consolidated $000
External revenues	974,656	1,103,051	1,175,203	-	3,252,910
Segment assets	1,089,215	723,418	2,061,663	-	3,874,296
Acquisition of property, plant and equipment and intangible assets	68,413	33,892	33,401	-	135,706

CSL Limited and its controlled entities

Notes to and forming part of the Financial Statements

Continued

Business segments	ZLB Behring $000	Other Human Health $000	Total Human Health $000	Biosciences $000	Animal Health $000	Eliminations $000	Consolidated $000
2004							
External sales	1,015,645	389,551	1,405,196	192,466	52,534	-	1,650,196
Other external revenue	10,099	3,493	13,592	-	387	-	13,959
Intersegment revenue	11,759	84	11,843	1,043	1,385	(14,271)	-
Segment revenue	1,037,503	393,128	1,430,631	193,509	54,288	(14,271)	1,664,155
Unallocated revenue							9,929
Proceeds from sale of Animal Health Business Unit							161,627
Total revenue							1,835,711
Segment earnings	57,140	63,525	120,665	41,194	5,170	-	167,029
Borrowing costs							(23,742)
Unallocated expense net of unallocated revenue							8,996
Net Gain from sale of Animal Health Business Unit							102,348
Profit from ordinary activities before tax							254,629
Income tax expense							35,004
Profit from ordinary activities after tax							219,625
Segment assets	3,102,409	396,396	3,498,805	160,269	-	-	3,659,074
Cash assets							114,896
Unallocated assets							101,413
Total assets							3,875,383
Segment liabilities	683,540	67,502	751,042	23,420	-	-	774,462
Interest bearing liabilities							864,330
Provision for dividend							-
Unallocated liabilities							162,549
Total liabilities							1,801,341
Other Information							
Purchase of property, plant and equipment and intangible assets	33,856	31,104	64,960	13,808	594	-	79,362
Unallocated acquisitions of property, plant and equipment							229
Total acquisitions							79,591
Depreciation and amortisation	91,568	30,814	122,382	4,703	2,224	-	129,309
Unallocated depreciation and amortisation							686
Total depreciation and amortisation							129,995
Other non-cash expenses	1,630	(2,008)	(378)	-	-	2,962	2,584

Geographic segments	Australasia/Asia Pacific $000	Americas $000	EMEA $000	Eliminations $000	Consolidated $000
External revenues	570,077	875,906	389,728	-	1,835,711
Segment assets	506,040	826,826	2,542,517	-	3,875,383
Acquisition of property, plant and equipment and intangible assets	33,111	18,343	28,137	-	79,591

39 Financial Instruments

Objectives for holding derivative financial instruments

The consolidated entity uses derivative financial instruments to manage specifically identified interest rate and foreign currency risks as approved by the board of directors.

The consolidated entity is primarily exposed to the risk of adverse movements in exchange rates and interest rates. The purpose of which specific derivative instruments are used is as follows:

- Foreign currency forward exchange contracts are purchased predominantly to hedge the foreign currency value of receivables and payables. Forward exchange contracts are purchased throughout the consolidated entity when considered necessary to create a desired hedge position;
- The consolidated entity raises short and long term debt at both fixed and variable rates. Interest rate swap agreements are used to convert variable interest rate exposures on certain debt to fixed rates. These swaps entitle the consolidated entity to receive, or oblige it to pay, the amounts, if any, by which actual interest payments on nominated loan amounts exceed or fall below specified interest amounts; and

Interest Rate Risk Exposures

The consolidated entity is exposed to interest rate risk through primary financial assets and liabilities modified through derivative financial instruments such as interest rate and cross currency swaps. The following table summarises interest rate risk for the consolidated entity together with effective interest rates as at balance date.

		Floating Rate (a) $000	Fixed interest rate maturing in: 1 year or less $000	Over 1 year to 5 years $000	Over 5 Years $000	Non-Interest Bearing $000	Total $000	Average Interest Rate %
39	**Financial Instruments (cont.)**							
	June 2005							
	Financial Assets							
	Cash at bank and on hand	258,528	-	-	-	-	258,528	2.10
	Trade debtors	-	-	-	-	502,325	502,325	
	Other debtors	-	-	-	-	38,828	38,828	
	Cash deposits	465,314	-	-	-	-	465,314	5.51
	Loans to directors and employees	-	-	-	-	11,014	11,014	
	Investment in non controlled entities	-	-	-	-	4,698	4,698	
	Other financial assets	-	-	-	-	14,880	14,880	
		723,842	-	-	-	571,745	1,295,587	
	Financial Liabilities							
	Trade creditors	-	-	-	-	146,846	146,846	
	Other creditors	-	-	-	-	251,709	251,709	
	Bank loans	459,287	-	-	-	-	459,287	1.82
	Vendor loan	-	-	-	-	-	-	
	Bank overdraft	4,091	-	-	-	-	4,091	2.45
	Senior Unsecured Notes	-	-	74,791	252,434	-	327,225	5.66
	Deferred consideration	-	8,283	175,205	-	-	183,488	4.03
	Surplus lease space	-	6,720	3,844	-	-	10,564	
	Lease liabilities	-	1,756	11,733	26,752	-	40,241	5.95
		463,378	16,759	265,573	279,186	398,555	1,423,451	
	June 2004							
	Financial Assets							
	Cash at bank and on hand	112,478	-	-	-	-	112,478	1.14
	Trade debtors	-	-	-	-	495,909	495,909	
	Other debtors	-	-	-	-	37,929	37,929	
	Cash deposits	-	2,418	-	-	-	2,418	3.00
	Loans to directors and employees	-	-	-	-	6,489	6,489	
	Investment in non controlled entities	-	-	-	-	3,421	3,421	
	Other financial assets	-	-	-	-	4,802	4,802	
		112,478	2,418	-	-	548,550	663,446	
	Financial Liabilities							
	Trade creditors	-	-	-	-	232,413	232,413	
	Other creditors	-	-	-	-	191,861	191,861	
	Swap payable	-	-	-	-	34,228	34,228	
	Bank loans	237,535	-	-	-	-	237,535	1.44
	Vendor loan	-	-	25,776	-	-	25,776	4.75
	Bank overdraft	4,553	-	-	-	-	4,553	0.70
	Senior Unsecured Notes	-	-	36,237	326,134	-	362,371	5.66
	Deferred consideration	-	-	174,391	-	-	174,391	4.35
	Surplus lease space	-	5,353	9,149	-	-	14,502	2.45
	Lease liabilities	-	2,028	7,537	35,637	-	45,202	6.37
	Interest rate swap*	(134,647)	134,647	-	-	-	-	
		107,441	142,028	253,090	361,771	458,502	1,322,832	

* Notional principal amounts
(a) Floating interest rates represent the most recently determined rate applicable to the instrument at balance sheet date.

39 Financial Instruments (cont.)

Foreign Exchange Risk

The consolidated entity enters into forward exchange contracts to buy and sell specified amounts of foreign currencies in the future at predetermined exchange rates. The objective is to match the contracts with committed future cash flows from sales and purchases in foreign currencies, to protect the consolidated entity against exchange rate movements.

The accounting policy with regard to forward exchange contracts is outlined in Note 1(v).

The following table summarises by currency the Australian dollar value of forward exchange agreements at balance date. Foreign currency amounts are translated at rates prevailing at reporting date. Contracts to buy and sell foreign currencies are entered into from time to time to offset purchase and sale obligations in order to maintain a desired hedge position.

The parent entity and other controlled entities enter into forward contracts to hedge foreign currency receivables from other entities within the group.

These receivables are eliminated on consolidation, however, the hedges are in place to protect the parent entity and other group controlled entities from movements in exchange rates that would give rise to a statement of financial performance impact.

	Average Exchange Rate		2005		2004	
Currency	2005	2004	Buy $000	Sell $000	Buy $000	Sell $000
US dollars						
3 months or less	0.7635	0.6903	41,721	(32,780)	79,026	(36,144)
Pounds sterling						
3 months or less	0.4226	0.3805	59,287	(24,392)	730	(14,249)
New Zealand dollars						
3 months or less	-	-	-	-	-	-
Euro						
3 months or less	0.6331	0.5704	237,724	(8,971)	55,347	(113,682)
Swiss francs						
3 months or less	0.9772	0.8836	38,889	(243,624)	7,922	(237,221)
3 to 12 months	-	1.0003	-	-	-	(210,000)
			38,889	(243,624)	7,922	(447,221)
Hungarian Florint						
3 months or less	156.4300	144.7800	-	(522)	-	(179)
Japanese Yen						
3 months or less	84.32	74.9200	-	(30,217)	-	(17,722)
Swedish Kroner						
3 months or less	5.9693	5.1896	-	(6,041)	-	(4,893)
Mexican Peso						
3 months or less	8.2654	7.9418	-	(8,468)	-	(8,978)
Brazilian Real						
3 months or less	1.9605	2.2561	-	(3,765)	-	(3,914)
Argentina Peso						
3 months or less	2.2081	-	-	(5,602)	-	-
Danish Kroner						
3 months or less	4.7045	-	-	(6,164)	-	-
Australian dollars						
3 months or less	0.7387	0.8254	72,353	(81,430)	296,249	(2,292)
3 to 12 months	-	1.0003	-	-	210,000	-
			72,353	(81,430)	506,249	(2,292)
			449,974	(449,974)	649,274	(649,274)

39 Financial Instruments (cont.)

The consolidated entity is exposed to foreign currency exchange risk through primary financial assets and liabilities.

The following table, expressed in Australian dollars, summarises the foreign exchange risk carried by the consolidated entity as a result of the existence of foreign currency denominated financial assets and liabilities.

	Aust	US$	Swiss francs	Euro	Other	Total
	$000	$000	$000	$000	$000	$000
June 2005						
Financial Assets						
Cash assets	461,169	181,792	6,957	45,021	28,903	723,842
Trade debtors	29,438	108,545	3,471	240,243	120,628	502,325
Other debtors	6,132	26,291	1,663	3,259	1,483	38,828
Employee loans	10,955	-	-	13	46	11,014
Investment in non controlled entities	4,698	-	-	-	-	4,698
Other financial assets	-	10,615	-	1,742	2,523	14,880
	512,392	327,243	12,091	290,278	153,583	1,295,587
Financial Liabilities						
Trade creditors	20,747	68,943	10,215	28,893	18,048	146,846
Other creditors	54,105	94,109	26,281	62,692	14,522	251,709
Bank loans	-	-	163,566	205,664	90,057	459,287
Deferred consideration	-	150,950	14,294	-	18,244	183,488
Senior Unsecured Notes	-	327,225	-	-	-	327,225
Surplus lease space	-	10,366	-	198	-	10,564
Lease liabilities	-	-	-	37,988	2,253	40,241
Bank overdrafts	-	4,067	-	24	-	4,091
	74,852	655,660	214,356	335,459	143,124	1,423,451
June 2004						
Financial Assets						
Cash assets	12,189	56,705	3,027	27,587	15,388	114,896
Trade debtors	32,237	162,838	5,010	253,118	42,706	495,909
Other debtors	8,683	22,002	3,181	1,444	2,619	37,929
Employee loans	6,261	-	-	200	28	6,489
Investment in non controlled entities	3,421	-	-	-	-	3,421
Other financial assets	-	-	-	894	3,908	4,802
	62,791	241,545	11,218	283,243	64,649	663,446
Financial Liabilities						
Trade creditors	22,344	95,181	15,237	87,276	12,375	232,413
Other creditors	26,457	80,190	11,432	65,181	8,601	191,861
Swap payable	-	-	34,228	-	-	34,228
Bank loans	151	-	183,297	52,724	1,363	237,535
Vendor loan	-	-	25,776	-	-	25,776
Deferred consideration	-	158,146	16,245	-	-	174,391
Senior Unsecured Notes	-	362,371	-	-	-	362,371
Surplus lease space	-	14,502	-	-	-	14,502
Lease liabilities	-	-	-	44,004	1,198	45,202
Bank overdrafts	-	4,553	-	-	-	4,553
	48,952	714,943	286,215	249,185	23,537	1,322,832

39 Financial Instruments (cont.)

Credit Risk

Credit risk represents the extent of credit related losses that the consolidated entity may be subject to on amounts to be exchanged under derivatives or to be received from financial instruments. The consolidated entity, while exposed to credit related losses in the event of non-performance by counterparties to financial instruments, does not expect any counterparties to fail to meet their obligations.

The maximum exposure to credit risk at balance date to recognised financial assets is the carrying amount, net of any provision for doubtful debts, as disclosed in the statement of financial position and notes to the financial statements.

The consolidated entity minimises concentrations of credit risks by undertaking transactions with a large number of debtors in various countries.

The major geographic concentrations of credit risk arise from the location of counterparties to the consolidated entity's financial assets as shown in the following table:

Location of Credit Risk	2005 $000	2004 $000
Australia	**513,417**	57,814
USA	**293,126**	221,827
Europe	**353,629**	335,828
Other	**135,415**	47,977
	1,295,587	663,446

Net Fair Values of Financial Assets and Liabilities

The carrying amounts and estimated net fair values of financial assets and financial liabilities held at balance date are given below. The following methods and assumptions are used to determine the net fair values of financial assets and liabilities:

Recognised financial instruments

Short term instruments where carrying amounts approximate net fair values are omitted. The net fair value of a financial asset or a financial liability is the amount at which the assets could be exchanged, or a liability settled in a current transaction between willing parties after allowing for transaction costs.

Unrecognised financial instruments

The fair value of the interest rate swap contracts in the prior year was determined as the difference in present value of the future interest cash flows.

	Consolidated Entity			
	2005		2004	
	Carrying amount $000	Fair value $000	Carrying amount $000	Fair value $000
Financial Assets				
Investments in non-controlled entities	**4,698**	**4,698**	3,421	3,421
Other financial assets	**14,880**	**14,880**	4,802	4,802
Loans to specified directors	**941**	**941**	1,882	1,882
Loans to specified executives	**5,041**	**5,041**	1,930	1,930
Loans to other employees	**5,032**	**5,032**	2,677	2,677
Financial Liabilities				
Short term debt	**6,858**	**6,858**	7,944	7,944
Long term debt	**823,986**	**823,986**	641,717	641,717
Deferred consideration	**183,488**	**183,488**	174,391	174,391
Surplus lease space	**10,564**	**10,564**	14,502	14,502
Swap payable	**-**	**-**	34,228	30,062
Vendor loans	**-**	**-**	25,776	25,776
Derivatives				
Interest rate swaps	**-**	**-**	-	(4,777)

40 Adoption of International Financial Reporting Standards

This financial report has been prepared in accordance with Australian Accounting Standards and other current financial reporting requirements (AGAAP). The Australian Accounting Standards Board (AASB) is adopting International Financial Reporting Standards for application to reporting periods beginning on or after 1 January 2005. This means that the CSL Group will be required to prepare financial statements for the year ending 30 June 2006 that comply with Australian equivalents of International Financial Reporting Standards (AIFRS) and their related pronouncements as issued and recognised by the AASB.

The CSL Group will report its compliance with AIFRS for the first time for the half-year ended 31 December 2005. The transitional rules for the first time adoption of AIFRS require that entities restate their comparative financial statements using all AIFRSs, except for AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement.

The majority of the adjustments required on transition are required to be made to opening retained earnings in the opening AIFRS balance sheet as at 1 July 2004. However, transitional adjustments relating to those standards where comparatives are not required will be made to opening retained earnings at 1 July 2005. Comparatives restated under AIFRS will not be reported in the financial statements until 31 December 2005, being the first half-year reported in compliance with AIFRS.

The CSL Group established a formal AIFRS Steering Committee in 2003 to plan and manage the convergence to AIFRS, monitor the developments in AIFRS and ensure it is prepared to report under AIFRS in accordance with the timeline outlined above. The AIFRS Steering Committee includes senior members of management, is monitored by the Group Finance Director and reports to the Audit and Risk Management Committee on the progress towards transition.

The project has been separated into four phases - impact analysis, design and planning, solution development and implementation. The CSL Group has substantially completed the implementation phase with the earlier three phases being fully completed during the year. The project is achieving its scheduled milestones and we expect to be in a position to fully comply with the requirements of AIFRS as they are currently issued.

Although the adjustments disclosed in this note are based on management's best knowledge of expected standards and interpretations, and current facts and circumstances, these may change. The actual adjustments on transition to AIFRS may differ from those disclosed for a number of reasons; for example, the AASB issuing amended or additional standards or interpretations, the ongoing work of the AIFRS project team or emerging accepted practice in the interpretations and application of AIFRS and UIG interpretations.

The following reconciliations set out the known or reliably estimable impacts on the financial statements for the year ended 30 June 2005 had it been prepared under the AIFRS standards released as at 30 June 2005. Until the company prepares its first full AIFRS financial statements, the possibility cannot be excluded that the accompanying disclosures may have to be adjusted.

There is no impact on cash flows.

Reconciliation of net profit

	Note	Consolidated Entity 2005 $000	Parent Entity 2005 $000
Net profit (AGAAP)		546,518	60,759
Amortisation expense	ii	45,564	-
Employee benefits expense	iii	30,125	-
Profit on sale of business unit	vii	9,048	-
Share-based payments expense	iv	(2,294)	(2,294)
Other revenue – government grants	vi	(2,460)	(2,460)
Income tax expense	v	(137,786)	-
Net profit (AIFRS)*		**488,715**	**56,005**

* - There is no impact on the reported cash flow for the year.

Reconciliation of net assets

	Note	Consolidated Entity 2005 $000	Parent Entity 2005 $000
Net assets (AGAAP)		2,074,512	1,495,504
Goodwill	ii	42,290	-
Deferred income	vi	(2,960)	(2,960)
Provision for employee benefits	iii	(12,942)	-
Deferred tax liability	v	(48,152)	-
Net assets (AIFRS)		**2,052,748**	**1,492,544**

40 Adoption of International Financial Reporting Standards (cont.)

Reconciliation of equity

	Note	Consolidated Entity 2005 $000	Parent Entity 2005 $000
Total equity (AGAAP)		**2,074,512**	**1,495,504**
Retained profits – opening	iii, iv, v, vi, viii, ix	153,611	21,384
Retained profits – current profit		(57,803)	(4,754)
Retained profits – other movements	iii, vii	(33,367)	-
Foreign currency translation reserve	ii, iii, v, viii	(64,615)	-
Asset revaluation reserve	ix	(22,824)	(22,824)
Share-based payments reserve	iv	3,234	3,234
Net equity (AIFRS)		**2,052,748**	**1,492,544**

The following explanatory notes relate to the reconciliations above and describe the differences between the accounting policies under AIFRS and the current treatment under AGAAP:

i) Impairment of Assets

Under AGAAP, the CSL Group determines the recoverable amount of its assets on the basis of discounted cash flows.

On the adoption of the AIFRS standard AASB 136 *Impairment of Assets*, the recoverable amount of an asset is determined as the higher of its net selling price and value in use.

The CSL Group's assets including goodwill have been tested for impairment on transition to AIFRS and at 30 June 2005 as part of the cash generating unit to which they belong. Based on the tests performed at the lowest level of cash generating units, there is no impairment of assets under the AIFRS requirements.

ii) Goodwill

Under AGAAP goodwill is amortised on a straight line basis over the period during which the benefits are expected to arise, not exceeding 20 years, and is subject to a bi-annual recoverable amounts review.

On the adoption of the AIFRS standard AASB 3 *Business Combinations*, goodwill acquired in a business combination will not be amortised, instead it will be subject to annual impairment testing focussing on the cash flows of related cash generating units. If AASB 3 had been applied on the date of transition to AIFRS (1 July 2004), the carrying amount of consolidated goodwill at this date would be unchanged as the CSL Group has elected not to apply the standard retrospectively to past acquisitions. There was no impairment to goodwill at this date.

If AASB 3 had been applied during the year ended 30 June 2005, the consolidated entity's profit before tax for the year would have been $45,564,000 higher. Consolidated goodwill at 30 June 2005 would have been $42,290,000 higher due to no amortisation and taking into account foreign exchange movements. There was no impairment to goodwill at 30 June 2005.

There would have been no impact on the parent entity's financial statements on the adoption of AASB 3.

40 Adoption of International Financial Reporting Standards (cont.)

iii) Employee Benefits

Under AGAAP, contributions to defined benefit superannuation plans and other retirement benefits that CSL Group sponsors are expensed in the year they are paid or become payable. In addition, when a plan is in a net deficit position, a provision is recognised by the consolidated entity for the amount of the net deficit.

On the adoption of the AIFRS standard AASB 119 *Employee Benefits*, the CSL Group will be required to recognise the net position of each scheme, including any net surpluses in funds, based on actuarial valuations on the statement of financial position. Subsequent movements in the net asset or liability of each plan are recognised in either the statement of financial performance or retained earnings. Actuarial gains and losses are recognised directly in retained earnings.

If AASB 119 had been applied on the date of transition to AIFRS (1 July 2004), the consolidated entity's provision for employee benefits would have been $20,394,000 higher at this date, with a corresponding decrease in retained earnings.

If AASB 119 had been applied during the year ended 30 June 2005, the consolidated entity's profit before tax for the year ended 30 June 2005 would have been $30,125,000 higher as a result of decreased employee benefits expense. The higher profit under AIFRS is primarily due to actuarial losses in plans for the year being taken directly to retained earnings under AASB 119 and the additional liabilities recognised at transition date. The provision for employee benefits at 30 June 2005 for the consolidated entity would have been $12,942,000 higher due to the above and taking into account foreign exchange movements.

There would have been no material impact on the parent entity's financial statements on the adoption of AASB 119.

iv) Share-based Payments

Under AGAAP, the CSL Group does not recognise an expense for options or performance rights issued under the current plans (for further information on share plans refer to note 28).

On the adoption of the AIFRS standard AASB 2 *Share-based Payments*, the CSL Group will be required to recognise an expense for all share-based remuneration issued after 7 November 2002 which had not vested by 1 January 2005. The expense is based on the fair value of the equity instruments issued at the grant date and is recognised on a pro-rata basis over the vesting period in the statement of financial performance with a corresponding adjustment to share-based payments reserve within equity.

If AASB 2 had been applied on the date of transition to AIFRS (1 July 2004), the consolidated entity and the parent entity would create a share-based payments reserve within the equity section of the statement of financial position for $940,000, with a corresponding decrease in retained earnings.

If AASB 2 had been applied during the year ended 30 June 2005, the consolidated and parent entity's profits before tax would have been $2,294,000 lower due to increased employee benefits expense. The consolidated and parent entity's share-based payments reserve at 30 June 2005 would have been $3,234,000.

40 Adoption of International Financial Reporting Standards (cont.)

v) Income Taxes

Under AGAAP, tax effect accounting is applied using the liability method whereby income tax is calculated on accounting profit after allowing for permanent differences.

On the adoption of the AIFRS standard AASB 112 *Income Taxes* the "balance sheet" approach for accounting for income taxes will be adopted by the CSL Group. The new approach recognises deferred tax balances in the statement of financial position when there is a difference between the carrying value of an asset or liability and its tax base.

If AASB 112 had been applied on the date of transition to AIFRS (1 July 2004), the consolidated entity's net deferred tax asset would have been $98,085,000 higher at this date, with a corresponding increase in retained earnings.

If AASB 112 had been applied during the year ended 30 June 2005, the consolidated entity's tax expense would have been $137,786,000 higher. The consolidated entities net deferred tax liability would have been $48,152,000 higher at 30 June 2005 due to the above and taking into account foreign exchange movements.

These differences take into consideration the numerous tax jurisdictions in which the group operates and the implications of the fair value accounting at the date of acquisition of Aventis Behring. The increase in the net deferred tax asset at the transition date is primarily due to AASB 112 requiring the CSL Group to recognise a deferred tax asset in respect of the unrealised portion of the discount on acquisition and other fair value adjustments from the Aventis Behring acquisition that remain in the balance sheet at the date of transition. The subsequent movement to a net deferred tax liability under AIFRS at 30 June 2005 is primarily due to this deferred tax asset decreasing and flowing through the tax expense line as the assets to which the fair value and discount relate are realised. Such a deferred tax asset is not recognised under current AGAAP requirements.

It should also be noted that the above change in approach has no impact on cash taxes payable.

There is no material impact on the parent entity's financial statements on the adoption of AASB 112.

vi) Government Grants

Under AGAAP, Government grants are recognised immediately as revenue when the fair value of the grant can be reliably measured and it is probable that future economic benefits will be received.

On the adoption of the AIFRS standard AASB *120 Accounting for Government Grants and Disclosure of Government Assistance*, where government grants are provided for the acquisition or construction of a long-term asset, the amount of the grant is required to be deferred. The grant is then recognised as income over the periods necessary to match the grant with the related costs that are intended to be compensated.

If AASB 120 had been applied on the date of transition to AIFRS (1 July 2004), the consolidated entity and the parent entity's deferred income liability would increase by $500,000, with a corresponding decrease in retained earnings.

If AASB 120 had been applied during the year ended 30 June 2005, the consolidated and parent entity's profits before tax would have been $2,460,000 lower, with a corresponding increase in deferred income liability. The deferred income liability would have been $2,960,000 at 30 June 2005. The release of the deferred income is matched with the depreciation period of the related asset.

vii) Profit on sale of business unit

Under AGAAP, when a business unit is disposed of, the portion of the foreign currency translation reserve that related to the business unit is transferred from that reserve to retained earnings.

On the adoption of the AIFRS standard AASB 121 *The Effects of Changes in Foreign Exchange Rates*, on disposal of a business unit, the portion of the balance of the foreign currency translation reserve which relates to the unit being disposed must be recognised in the profit and loss account as part of the gain or loss on disposal.

If AASB 121 had been applied during the year ended 30 June 2005 (and taking into account the exemption noted below), the consolidated entity's profit before tax would have been $9,048,000 higher due to a higher profit on the disposal of the JRH business unit.

There is no impact on the parent entity's financial statements on the adoption of AASB 120.

40 Adoption of International Financial Reporting Standards (cont.)

viii) Foreign currency translation reserve: cumulative translation differences

On the initial application of AIFRS, the Group has elected to apply the exemption in AASB 1 *First time Adoption of Australian Equivalents to International Financial Reporting Standards* relating to the balance of the foreign currency translation reserve. The cumulative translation differences for all foreign operations represented in the foreign currency translation reserve will be deemed to be zero at the date of transition to AIFRS.

As a result of this exemption, the balance of the consolidated entity's foreign currency translation reserve at the date of transition (1 July 2004) of $54,536,000 will be transferred to retained earnings. As a result of this transfer, the consolidated entities foreign currency translation reserve will decrease and retained earnings will increase by $54,536,000 at 30 June 2005. The effect of the current years other AIFRS movements increase the foreign currency translation reserve at 30 June 2005 by an additional $10,079,000.

There is no impact on the parent entity's financial statements from the election of this exemption.

ix) Land and Buildings

On the initial application of AIFRS, the Group has elected to apply the exemption in AASB 1 *First time Adoption of Australian Equivalents to International Financial Reporting Standards* and use a previous AGAAP revaluation of land and buildings as the deemed cost.

As a result of this exemption, the balance of the consolidated and parent entity's asset revaluation reserve will be transferred to retained earnings at the date of transition (1 July 2004), resulting in an increase of $22,824,000 and leaving the asset revaluation reserve balance at zero.

x) Financial Instruments

The CSL Group will be taking advantage of the exemption under AASB 1 to apply AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* only from 1 July 2005. This allows the group to apply previous AGAAP to comparative information of financial instruments within the scope of AASB 132 and AASB 139 for the 30 June 2006 financial report.

The application of AASB 132 and AASB 139 will not have a material impact on the CSL Group. The current classification of financial instruments issued by entities in the consolidated entity would not change. Measurement of financial assets and financial liabilities will initially be at fair value with subsequent measurement at amortised cost using the effective interest rate method. For hedges of net investments, the CSL Group has in place appropriate documentation at 1 July 2005 which designates the risk being hedged, hedged item, hedging instrument and specific requirements for the prospective and retrospective testing for hedges of net investments for the year ended 30 June 2006. The resulting accounting treatment will be consistent with the current AGAAP treatment. All derivative financial instruments will be designated as fair value through profit or loss unless designated as part of a hedging relationship upon initial recognition.

CSL Limited and its controlled entities
Directors' Declaration

(1) In the opinion of the Directors:

(a) the financial report, and the additional disclosures included in the directors' report designated as audited, of the company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2005 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards and Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

(2) This declaration has been made after receiving the declarations required to be made to the directors in accordance with section 295A of the Corporations Act 2001 for the financial period ending 30 June 2005.

(3) In the opinion of the Directors, as at the date of this declaration, there are reasonable grounds to believe that the members of the Closed Group identified in Note 33 will be able to meet any obligations or liabilities to which they are or may become subject, by virtue of the Deed of Cross Guarantee dated 20 June 1995.

Made in accordance with a resolution of the directors.

Peter H Wade
Chairman

Brian A McNamee
Managing Director

Melbourne
Dated

ERNST & YOUNG

■ 120 Collins Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

■ Tel 61 3 9288 8000
Fax 61 3 9654 6166
DX 293 Melbourne

Independent audit report to members of CSL Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for CSL Limited (the company) and the consolidated entity, for the year ended 30 June 2005. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report and the additional disclosures, including the Director Remuneration and Specified Executive Remuneration disclosures included in the directors' report designated as audited ('additional disclosures') that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report and the additional disclosures.

Audit approach

We conducted an independent audit of the financial report and the additional disclosures in order to express an opinion on them to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report and the additional disclosures are free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report and the additional disclosures present fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and the additional disclosures; and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report and the additional disclosures. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the directors' report. In addition to our audit of the financial report and the additional disclosures, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit Opinion

In our opinion, the financial report and the additional disclosures included in the directors' report designated as audited of CSL Limited are in accordance with:

(a) the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the financial position of CSL Limited and the consolidated entity at 30 June 2005 and of their performance for the year ended on that date; and

  (ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Ivan Wingreen
Partner

Melbourne
24 August 2005

CSL Limited

Biopharmaceuticals for Life™

CSL Limited
2004/2005 Full Year Result
24 August 2005

"First Stage Complete"

Disclaimer

Forward looking statements

The forward looking statements included in these materials involve subjective judgment and analysis and are subject to significant uncertainties, risks, and contingencies, many of which are outside the control of, and are unknown to, CSL. In particular, they speak only as of the date of these materials, they assume the success of CSL's business strategies, and they are subject to significant regulatory, business, competitive and economic uncertainties and risks.

No representation, warranty or assurance (express or implied) is given or made in relation to any forward looking statement by any person (including CSL). In particular, no representation, warranty or assurance (express or implied) is given in relation to any underlying assumption or that any forward looking statement will be achieved. Actual future events may vary materially from the forward looking statements and the assumptions on which the forward looking statements are based. Given these uncertainties, readers are cautioned to not place undue reliance on such forward looking statements.

Subject to any continuing obligations under applicable law or any relevant listing rules of the ASX, CSL disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements in these materials to reflect any change in expectations in relation to any forward looking statements or any change in events, conditions or circumstances on which any such statement is based. Nothing in these materials shall under any circumstances create an implication that there has been no change in the affairs of CSL since the date of these materials.

Highlights

NPAT up 149% Operating cashflow flow up 174% EPS up 126% Final dividend 30cps + special 10cps	Reported Results
Capital management initiatives Sale of JRH Biosciences	Corporate
HPV cross licence settlement	R & D
ZLB Behring integration substantially complete US market improving Influenza vaccine facility expansion Plasma Products Agreement	Operational

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Financial Performance

	Reported A$M	Continuing Operations[1] A$M	Change '04/05
Revenues	3,253	2,653	77%
EBITDA	837	529	128%
EBIT	666	361	194%
NPAT (Pre G/W)	584	317	103%
EPS	2.79	1.62	86%
CFO	568		
DPS *Ordinary*	47c		
DPS *Special*	10c		

[1] *Includes adjustments for the sale, revenue and contribution of JRH and Animal Health in 2004 & 2005*

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Profit Growth



Net Profit After Tax (pre G/Will)
$M
700
600
500
400
300
200
100
0
Continuous operations
Animal Health & JRH contribution
2003
2004
2005

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Capital Management



M
Issued Shares
220
200
180
160
140
120
100
Buyback 1
Buyback 2
~180
2003
2004
2005
2006 (1)

(1) 2006 is indicative only & shows only the effect of buyback 2

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Stronger Balance Sheet

Net Debt / Net Debt + Equity



%
30
25
20
15
10
5
0
27.8%
26.5%
12.7%
2003
2004
2005

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Human Health
Business Unit Performance

- *ZLB Behring*
- *Other - Pharmaceutical*
    - *CSL Bioplasma*
    - *R&D innovation*

ZLB Behring

Sales A$2,195m (US$1,656m)

EBITA A$366m

Integration substantially complete

- Operating assets aligned to centre of excellence model
- IVIG yield synergies - regulatory approval for transfer
  - Gammar phase out until first quarter calendar 2006
- Global Commercial Operations consolidated
- Global performance management system in place, incentives aligned with company performance
- Moderate throughput increase in line with inventory reduction

Strong Helixate sales

US IVIG pricing environment improving

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ZLB Behring Strategy

Strategy	Update
Broad Product Portfolio & Continuing Innovation	Managing plasma throughput to match:
Low Cost High Yield Manufacturing	– Run-down in inventory benefit
Balancing Cashflow & Market Demands	– Reduction of inventory levels
Maximising Profitable Litres	– Demand
Global Marketing Reach	Infra-marginal products growth - Zemaira - Critical Care (Haemostatics)

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ZLBB FY2005 Sales - Therapy Group



Immuno - globulins 31%
Other 2%
rFVIII 20%
Pd Coag 25%
Critical Care 17%
Wound Healing 5%

Broad portfolio of products

ZLB Behring - Market Conditions

Humate / Haemate *(vWF)*	- Major use – vWF and FVIII inhibitor patients - Not subject to rFVIII cannibalisation - Low single digit volume growth - Pricing stable - US orphan drug status ends March 2006
Beriate / Monoclate *(pdFVIII)*	- Beriate a mature product, prices and volumes steady in Europe - Expect to maintain volumes and prices going forward - Monoclate is a 'service product' with sales declining
Helixate *(rFVIII)*	- Prices steady - Strong volume growth - Expect continued price stability with volume growth of ~10% over the next 12 months

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ZLB Behring - Market Conditions

Carimune *(IVIG - US)*	- Average Sales Prices increasing
	  - currently ~US$39
	- Expect further modest price growth
	- Underlying market demand ~5%
	- No shortages overall
	  - Some difficulty with obtaining desired brands

AlbRx *(Albumin)*	- Prices & volumes improving - Expect some price growth in medium term - US industry inventories tightening
Zemaira *(Alpha-1)*	- Good patient growth off low base

ZLB Behring R&D - IgG Pipeline



Vivaglobin (EU)
Approved in 12 EU countries
12% Liquid (EU)
Approved in 8 EU countries
Vivaglobin (US)
BLA submitted October 2004
Responses to FDA questions submitted July 2005
12% Liquid (US)
BLA submission planned end 2005
Chromatographic 10% Liquid
Completion of trials expected 1H06
EU & US submissions planned late 200
2005
2006
2007
2008

Estimated submission & approval timings by calendar year
Regulatory review timeframe may take considerable time and is difficult to predict

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ZLB Behring R&D

- Coagulation
  - Humate-P / Haemate NexGen
    - Infusion volume reduced - approved Germany, other EU and USA approval anticipated within 6 months
- Critical Care
  - Berinert P
    - Studies commenced for US distribution approval
  - Beriplex
    - EU expansion trials
- Immunology
  - Guillain-Barre Syndrome
    - FDA review commenced for Carimune label claim

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Industry Observations

- Industry restructuring
  - ARC exit
  - Bayer sale
- Supply / demand dynamic closer to equilibrium
  - ZLB Behring recalibrating throughput post inventory run down
  - Managing European volumes and ARC exit towards a higher level of self sufficiency
- US Medicare Modernisation Act transition

ZLB Behring - Outlook

– Outlook for 2006

- US$ sales growth approx. 5%
- Helixate volume growth approx. 10%
- IVIG volume steady
- Operational efficiencies, synergies and market conditions underpin CSL Group EBITA growth

CSL Bioplasma

- Sales $208m (+17%)
- Australian business
  - Plasma Products Agreement now in place
  - rFVIII policy
    - Impact on pdFVIII & pdFIX sales
    - Kogenate distribution agreement in place ahead of Government tender process
- Asian business
  - Integration complete
  - Strong demand for ZLB Behring Albumin in China
  - $35m sales

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Pharmaceutical

- Sales $205m
  - Sales steady compared with 2004
  - Boosted by additional sale of Fluvax
- Expanded influenza vaccine facility
  - Only facility of its kind in the southern hemisphere
  - Opportunity to expand presence in northern hemisphere markets
  - Capacity Approx. 15 - 20m doses

Pharma - Pandemic Preparedness

– Facilities and resources in place to provide pandemic vaccines for Australia

- signing of 3yr contract with Govt. for influenza pandemic preparedness
- Pandemic prototype vaccine trials brought forward by 18 months

Human Health - Other

- Outlook for 2006
  - Sales decline
    - Impact of new plasma products agreement (PPA)
    - Normalisation of Fluvax and Pneumovax volumes
    - Generic competition for Tramal
  - Contribution decline ~$20m
    - Sales decline
    - Pre-launch activities ahead of new vaccines
    - Increasing R&D innovation spend

R&D Highlights

- HPV
  - Merck foreshadowing 2nd half 2005 filing
  - Cross Licensing settlement with GSK & Merck
  - CSL HPV 16 Therapeutic proof-of-principle study start late this financial year
- ISCOMATRIX® adjuvant
  - Broad commercialisation progress
- rHDL
  - Acute Coronary Syndrome - Phase 2b - patented formulation
- Eye Disease
  - US patent for ophthalmic delivery
  - Pre-clinical testing

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ISCOMATRIX®

- Licence and option agreement with Merck for CSL's ISCOMATRIX® adjuvant
- Use in a range of Merck's investigational vaccine products
- Financial terms negotiated
  - Payments event and sales driven
- CSL to exclusively supply Merck's ISCOMATRIX requirements for development and commercialisation
- Australian distribution rights for some vaccines

Financial Detail

Financial Health

Company Health



$m
Net Debt - improved position
600
500
400
300
200
100
0
Down $194m
June 03
June 05



$bn
Tangible Assets
3.5
3
2.5
2
1.5
1
0.5
0
Up $1.8bn
June 03
June 05

Shareholder Return

Capital Raising *to acquire Aventis Behring*		
	$m	
Institutional	*438*	
Retail	*111*	*549*

Capital Management	*$m*	
Buyback Mk I	*318*	
*Buyback Mk II**	*280*	*598*

Special Dividend *10 cents*

* *Indicative only - 8m shares @ say $35*

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Continuing Operations - NPAT* Growth



$m
700
600
500
400
300
200
100
0
Continuing
Operations
NPAT*
Up 103%
75.3
AH
Cont.
3.6
JRH
Cont.
26.8
2004
2005
249.6
JRH
Cont.
17.8
2004
2005

*NPAT calculated on a pre-goodwill basis

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Continuing Operations - EBITA Growth



$m
800
700
600
500
400
300
200
100
0
102.3
AH Cont.
9.2
JRH Cont.
35.2
2004
Continuing Operations EBITA Up 138%
2005
279.7
JRH Cont.
26.1
2004
2005

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Aventis Behring Acquisition Metrics

- Synergies from profit improvement initiatives to exceed US$100m - later updated to US$130m - US$150m ✓
- Earnings enhanced by Discount on Inventory of US$205m ✓
- Cash flow benefit from reduction in inventory of US$180m over first fifteen months ✓
- ZLB Behring ROCE to reach 15% by year three ✓
- EPS accretion in excess of 10% relative to 2002/2003 ✓

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Operational Efficiency / Synergy Replacing Inventory Benefit



US$M
180
150
120
90
60
30
0
Discount
2004/05
2005/06
$50m of additional EBIT/synergies achieved to replace tax effect of discount
$77m of Synergies achieved to replace Discount
Remaining Discount

Generating additional income tax cash and expense of US$50

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ZLB Behring - Inventory

ZLB Behring Inventory


US$M
1,200
1,000
800
600
400
200
0
US$286m
ZLB
Mar 04
Dec 04
Jun 05

Dec 04 & Jun 05 shown at Mar 04 rates to allow comparison

- Inventory turns now 1.3x - 1.4x
- Production balanced with demand
- Inventory will fluctuate with business growth

Successful Inventory Reduction

Working Capital Management

- Cash flow from operations $568m (LYR $207m)
  - One off reduction in acquired inventory ~ $200m
- Working capital

	2005	2004
• Inventory turns	1.66	0.79
• Days Debtors	66.2	109.5

- Financial leverage

• Net debt	301	749
• Interest cover (times)	27.3	18.9
• Net debt to net debt plus equity	12.7%	26.5%

Franking Credits

- Final Dividend 30 cps + 10c special
  - Total for year 57cps, LYR 38cps
- Increased proportion of earnings offshore
- Increased level of R&D investment in Australia
- Dividends from 2005/06 earnings not significantly franked
- HPV royalty income will improve franking position on successful launch in US and EU

Tax

- Effective tax rate year ended 30.06.05 - 15%
  - 18% after adjusting for sale of JRH
- 2005/06 effective rate impacted by
  - Replacement of discount on inventory with taxable synergies
  - One off AIFRS adjustment
  - Multiple tax jurisdictions between 12 & 42%
- Estimated 2005/06 effective tax rate between 30 & 35%
  - Includes one-off $33m non-cash AIFRS adjustment arising from the treatment of the residual discount on acquisition of Aventis Behring

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AIFRS

International Financial Reporting Standards applies from 1 July 2005.

Key impacts

- Goodwill - no amortisation of acquired goodwill but subject to annual impairment testing.
- Share based payments
- Tax - recognition of deferred tax assets on unrealsed portion of discount on acquisition.
  - One off impact year ending June 2006
  - No cash impact
- Cashflow - no material impact
- R&D - continue to expense all R&D
- Detailed analysis included in the Annual Report

AIFRS

Reconciliation of 2005 Net Profit

	A$m
Net profit (AGAAP)	**546.5**
Amortisation expense	45.6
Employee benefit expense	30.1
Profit on sale of business unit	9.0
Share based payment expense	(2.3)
Other revenue - Govt. grants	(2.5)
Income tax expense	(137.8)
Net profit (AIFRS)	**488.7**

Group Outlook

- Financial Outlook FY2006[1]
  - Sales revenue maintained in 2006
  - R&D increasing approx. 5%
  - Effective tax rate between 30 & 35%
  - EBITA growth approx. 10%
  - EPS from continuing operations (NPAT pre-goodwill) up approx. 10%
    - Driven by operations and capital management
    - Excludes IFRS tax adjustments (approx. $33m)
  - 2005/06 dividends not significantly franked
- FY2006 outlook subject to currency fluctuation and material price movements in core plasma products

[1] *Comparative year of FY2005 excludes JRH sale and earnings contribution*
FY2006 adjusted for a one off non cash tax expense of $33m arising from transition to AIFRS

The Phased Development of CSL Limited


Enhancements
I
II
Value through innovation
• HPV royalties
• differentiated plasma and flu products
• ISCOMATRIX
III
New Products
• IP protected
• High margin
• Important medicines
• Sold by global company - CSL
Time
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Appendix

Group Results

Full year ended June	2005 $m	2004 $m
Sales	2,749.9	1,650.2
Other Revenue	503.0	185.5
Total Revenue	**3,252.9**	**1,835.7**
Earnings before Interest, Tax, Depreciation & Amortisation*	**837.0**	**398.8**
Depreciation/Amortisation	170.7	130.0
Net Interest Expense	24.4	14.2
Tax Expense	95.4	35.0
Net Profit from Ordinary Activities	**546.5**	**219.6**
Total Dividends (cents)	57	38
Final Dividend (cents)	30	26
Special Dividend	10	-
EPS diluted (cents)	277.5	122.8
EPS after tax before Goodwill Amortisation (cents)	298.0	146.8

** Includes acquisition discount benefit for inventory of $155m*

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Growth in Continuing Operations

Full year ended June	2005 $m	2004 $m	
Reported NPAT	**546.5**	**219.6**	*149%*
JRH sale	(249.6)	-	
Animal Health sale	-	(75.3)	
NPAT pre business unit sale	**296.9**	**144.3**	*106%*
JRH contribution	(17.8)	(26.8)	
Animal Health contribution	-	(3.6)	
Continuing operations NPAT	**279.1**	**113.9**	*145%*
Goodwill tax effected	37.6	42.0	
Continuing operations NPAT pre goodwill	**316.7**	**155.9**	*103%*
Reported NPAT pre goodwill	**584.1**	**261.6**	*123%*
Weighted Ave shares	**196.0**	**178.8**	*104%*
Continuing operations NPAT pre goodwill EPS	**1.62**	**0.87**	*86%*

JRH

- Sale of JRH
  - Net proceeds $458m
  - Book value $179m
  - Estimated after tax $250m
- FY2005 operations
  - 8 month contribution to March 2005
    - Sales $141m
    - EBITDA $29m, NPAT $18m
- Combined impact of BU sale and operations on FY2005 NPAT - $268m

Annual Report & Notice of Annual General Meeting, September 9, 2005

CSL Limited
Biopharmaceuticals for Life™

8 September 2005

Mr James Gerraty
Listings Officer
Australian Stock Exchange Limited
530 Collins St
MELBOURNE VIC 3000

Dear Mr Gerraty

FOR ANNOUNCEMENT –
ANNUAL REPORT AND NOTICE OF ANNUAL GENERAL MEETING

Following is the 2004-2005 Annual Report and Notice of the Annual General Meeting including Explanatory Notes and Proxy Form of CSL Limited, which will be held at the Function Centre, National Tennis Centre, Melbourne Park, Batman Avenue, Melbourne on Wednesday, 12 October, 2005, at 10.00 a.m.

The above material is being mailed to shareholders on 9 September 2005.

Yours sincerely

Peter Turvey
COMPANY SECRETARY

Phone: +61 3 9389 1911 CSL Limited (ABN 99 051 588 348) Fax: +61 3 9387 8454
45 Poplar Road Parkville Victoria 3052 Australia



CSL Limited

Biopharmaceuticals for Life™



Annual Report 2004-2005

CSL Limited
Biopharmaceuticals for Life™

CSL Limited ABN 99 051 588 348
Annual Report 2004-2005

CSL Limited is a global, specialty biopharmaceutical company that develops, manufactures and markets products to treat and prevent serious human medical conditions.

Innovation and new product development for unmet medical needs continue to drive CSL's growth.

The CSL Group includes:

- **ZLB Behring**
- **CSL Bioplasma**
- **CSL Pharmaceutical**

Contents

CSL's Year in Review

Highlights 2004-2005

Dear Shareholder,

It is with much pleasure that we can report that CSL's expanded plasma therapeutics business has been successfully integrated and has enabled us to deliver our strongest financial result to date.

Highlights of the year were:

- Reported net profit after tax of $547 million, up 149% on the previous year with net profit after tax from continuing operations of $317 million after adjusting for the operating contributions and sale of JRH Biosciences and goodwill.
- Net operating cash flow of $568 million, up 174% on the previous year.
- The sale of JRH Biosciences to the Sigma-Aldrich Corporation for an estimated profit of $250 million on 28 February 2005.
- A significant expansion of influenza vaccine manufacturing and research facilities in Melbourne which has strengthened our ability to meet the increasing demands of our Australian and international customers.
- In Australia, CSL entered into a new five-year agreement with the National Blood Authority under which CSL Bioplasma will provide specialised plasma products and other services to State and Federal governments in collaboration with the Australian Red Cross.
- CSL's exclusive licensee, Merck & Co. Inc., announced they will file with the US FDA before the end of 2005 for a product license for a new vaccine against human papillomavirus. The technology for this vaccine to prevent cervical cancer and genital warts was developed in the early 1990s in a collaboration between CSL and Professor Ian Frazer at the University of Queensland.

Financial Results

Financial Highlights for the year ended 30 June 2005

Five Year Summary

All figures are in $A million unless stated otherwise

	2004-05	2003-04	2002-03	2001-02	2000-01
Total revenue	3,253	1,836	1,313	1,350	855
Sales revenue	2,750	1,650	1,300	1,336	843
Research and development investment	148	101	92	93	81
Profit from ordinary activities before income tax expense	642	255	102	157	106
Net profit attributable to members of CSL Limited	547	220	70	124	78
Profit from ordinary activities after income tax expense before amortisation of goodwill	584	262	113	164	102
Capital investment	105	80	74	83	61
Total assets at 30 June	3,874	3,875	2,220	2,312	1,772
Total equity at 30 June	2,075	2,074	1,283	1,273	876
Net tangible assets per share at 30 June ($)	7.07	6.18	2.42	1.79	1.36
Weighted average number of shares (million)	196	178	159	158	150
Basic earnings per share (cents)	278.9	123.3	44.2	78.2	52.3
Dividend per share (cents)	57.0	38.0	34.0	34.0	26.0

Dividends to Shareholders

On 15 April 2005, our shareholders received an interim dividend of 17 cents per share (fully franked). CSL's final dividend of 30 cents per share (fully franked) and a special dividend of 10 cents per share franked to 1.78 cents per share will be paid on 10 October 2005.

Dividends and Financial Results

On 15 April 2005, our shareholders received an interim dividend of 17 cents per share (fully franked). CSL's final dividend of 30 cents per share, fully franked, and a special dividend of 10 cents per share franked to 1.78 cents per share will be paid on 10 October 2005. It should be noted however, that due to an increasing proportion of Company revenue being generated offshore and increasing expenditure in Australia on research and development, CSL is unlikely to be in a position to deliver franked dividends next financial year.

CSL Group net profit after tax of $547 million included an estimated net profit after tax of $250 million from the sale of JRH Biosciences. Group sales revenue grew 67% to $2.75 billion as ZLB Behring completed its first full year of operations.

Net operating cash flows improved 174% to $568 million.

In February 2005, we announced an on-market buy back of up to 10 million shares (5% of issued capital) which has since been completed at a total cost of $318 million. In June 2005, we announced that a second on-market buy back of up to eight million shares would be carried out in the next financial year. Our strong cash flows and balance sheet position underpin this latest buy back which will further benefit all shareholders by improving investment returns including earnings per share and return on equity.

Business Reports

CSL's business activities include ZLB Behring, CSL Bioplasma, CSL Pharmaceutical and our globally integrated research and development operations.

ZLB Behring

ZLB Behring has delivered a highly successful first full financial year with sales of $2.2 billion and substantial cost savings produced as a result of restructuring and integration synergies.
ZLB Behring is now a global leader in plasma therapies and a significant supplier of recombinant Factor VIII for the treatment of Haemophilia A.

Our sales of Carimune® (intravenous immunoglobulin) benefited from improved prices in the United States. Sales volumes of Helixate® grew strongly at steady prices with strong sales in Europe due to increased government funding for conversion from plasma-derived Factor VIII to recombinant Factor VIII.

Sales of plasma-derived Factor VIII for the treatment of Von Willebrand Factor deficiency were strong, representing 60% of plasma-derived Factor VIII sales. The market for this product is expected to grow due to the improved awareness and diagnosis of this deficiency.

The integration of the two prior companies (ZLB Bioplasma and Aventis Behring) proceeded according to plan with all but a few of 700 initiatives achieved in line with or better than expectations. Approximately 90% of planned initiatives were in place by April 2005 and the Integration Office was closed with the remaining activities transferred to regular operations.

Financial targets for the year were exceeded in all cases with strong profit and excellent cash flow, the latter benefiting from a reduction in inventory through more focused management of working capital.

ZLB Behring's first liquid intravenous immunoglobulin has now been approved in eight European countries and market development is gaining momentum. Vivaglobin®, our new subcutaneously administered immunoglobulin, was approved in Europe late in the year and offers patients more opportunity for home infusion, as well as improved tolerability. Vivaglobin® is currently being evaluated for approval by the US FDA.

Our critical care product portfolio of haemostatics, inhibitors and plasma substitutes save lives in surgical complications, trauma and acquired and chronic deficiencies in acute care situations. Haemocomplettan®, our fibrinogen product, is being used to stem bleeding after surgery. Beriplex®, our four coagulation factor concentrate, restores deficiencies associated with liver complications. Currently accounting for 17% of combined sales, the broader registration of these critical care therapies in Europe and through the US will provide growth opportunities in the future.

In Japan, we have strengthened our surgical sealant business through a distribution agreement with Nycomed for Tachocomb, a fibrinogen based sheet for sealing tissue wounds. Tachocomb complements Beriplast®, our fibrin sealant product. ZLB Behring is now the leader in this market segment in Japan.

We have continued to make progress with Zemaira®, our Alpha-1-Proteinase Inhibitor for treatment of emphysema, with a five-fold growth in the number of patients using this product this year. Further growth is anticipated through increased efforts to detect those at risk by education and diagnostic programs for this genetic disorder. Registration of this product is currently being sought in Europe.

We have commenced clinical trials for the registration of Berinert® (C-1-Esterase Inhibitor) in the US for the treatment of hereditary angeodema (HAE), a life threatening condition brought on by severe swelling of the tissues due to genetic deficiency of the protein. Berinert® is already marketed in Europe and Japan.

ZLB Plasma Services, part of ZLB Behring, is one of the largest collectors of human blood plasma in the world with operations in the US and Europe. Through our own plasma collection operations and commercial purchases, we source all plasma required by ZLB Behring.

We have standardised operational systems across our US plasma collection centres and we are well advanced with developing a fully integrated global plasma supply chain that will further help us to manage plasma inventory.

In a stringently regulated industry, we comply with the highest international standards and continue to explore avenues for further innovation.

CSL Bioplasma

Sales revenue growth of 17% by CSL Bioplasma to $209 million this year has been underpinned by the impact of merging the ZLB Behring commercial activities in Asia (with the exception of Japan) into our business, and also the increasing demand for INTRAGAM® P (intravenous immunoglobulin) in markets where we provide contract fractionation services.

In January 2005, we were proud to announce the signing of a new Plasma Products Agreement (PPA) with the National Blood Authority (NBA) which now acts on behalf of all Australian State and Federal governments. Under the new five-year agreement, and in collaboration with the Australian Red Cross Blood Service, we will provide the life saving plasma-derived therapeutics that meet the rigorous Australian requirements for safety, security and reliability of access by the medical community. Through close cooperation with the NBA, we have achieved a smooth transition to the new arrangements included in the PPA.

The successful integration of ZLB Behring's regional commercial operations with CSL Bioplasma has created a strong platform for our business growth in the Asia Pacific region by adding a diverse portfolio to our existing plasma-derived therapeutic products.

By taking advantage of the complementary strengths of CSL Bioplasma and ZLB Behring, we can now provide an extensive range of life-saving therapeutic products and services to governments, medical professionals and patients. We can offer the broadest range of products in our industry, customised contract fractionation for blood services throughout our region, and enhanced client support through our direct presence in key markets.

We have executed a five-year agreement with Bayer HealthCare granting CSL the exclusive Australian distribution rights for KOGENATE® FS (recombinant coagulation Factor VIII octalog alpha). KOGENATE® FS complements our comprehensive portfolio of trusted coagulation therapies used in the treatment of bleeding disorders such as Haemophilia A and Von Willebrand disease. This new collaboration with Bayer HealthCare brings together two organisations with complementary expertise and strengths that will benefit Australia's haemophilia community.

Sales revenue and sales percentages by business

ZLB Behring	80%
CSL Bioplasma	8%
CSL Pharmaceutical	7%
JRH Biosciences	5%

JRH Biosciences sold on 28 February 2005.


ZLB Behring
$2,195 million
CSL Bioplasma
$209 million
CSL Pharmaceutical
$205 million
JRH Biosciences
$141 million

CSL Total Revenue ($A millions)


855
1,350
1,313
1,836
3,253
00-01
01-02
02-03
03-04
04-05

CSL R&D Investment ($A millions)


81
93
92
101
146
00-01
01-02
02-03
03-04
04-05

CSL Profit Before Interest and Tax ($A millions)


129
186
135
269
666
00-01
01-02
02-03
03-04
04-05

CSL Profit After Tax ($A millions)


78
124
70
220
547
00-01
01-02
02-03
03-04
04-05





Melbourne: *Meral Kaypakkaya is Quality Control Team Leader - Immunochemistry.*



Bern: *Group Leader, Adrian Locher setting up a centrifuge.*

Financial Calendar

2005	
24 August	Annual profit and final dividend announcement
30 August	Shares traded ex-dividend
5 September	Record date for final dividend
10 October	Final dividend paid
12 October	Annual General Meeting
31 December	Half year ends

2006	
22 February	Half year profit and interim dividend announcement
14 March	Shares traded ex-dividend
20 March	Record date for interim dividend
13 April	Interim dividend paid
30 June	Year ends
23 August	Annual profit and final dividend announcement
18 September	Shares traded ex-dividend
22 September	Record date for final dividend
13 October	Final dividend paid
18 October	Annual General Meeting
31 December	Half year ends

Annual General Meeting

Wednesday 12 October 2005 at 10:00am
Function Centre,
National Tennis Centre
Melbourne Park,
Batman Avenue
Melbourne 3000

AGM Live Webcast

Note: The Chairman's Report and the Chief Executive Officer's Report will both be webcast through CSL's web site: www.csl.com.au

Log on to the Home Page of CSL's web site and then click on the item under CSL News called Annual General Meeting webcast.



New Plasma Products Agreement

CSL CEO and Managing Director, Brian McNamee, and the National Blood Authority CEO and General Manager, Dr Alison Turner, sign a new Plasma Products Agreement. Under the new five-year agreement, which commenced on 1 January 2005, CSL Bioplasma continues to provide specialised plasma products and services to the State and Federal governments in Australia, in collaboration with the Australian Red Cross Blood Service.

(photo by courtesy of the NBA).

In July 2004, Australia's Federal Government announced a change in policy regarding the provision of in-vitro diagnostic reagents used in assessing the compatibility of donor-recipient blood. CSL had provided these reagents to pathology laboratories throughout Australia since 1993 by agreement with the Federal Government. As part of the NBA's new national procurement arrangements introduced on 1 July 2005, we have been accredited as a provider of in-vitro diagnostic reagents. The breadth and quality of our products has helped ensure we remain a major provider of diagnostics with a pivotal role in transfusion medicine in Australia.

CSL Pharmaceutical

Sales revenue of $205 million for CSL Pharmaceutical compared favourably with our result for the previous year, given a reduction in pharmaceutical distribution activities.

CSL's new influenza vaccine centre in Melbourne was officially opened in May 2005. Australia's first line of defence against influenza, the new centre includes an expanded and upgraded manufacturing facility and a new vaccine seed preparation laboratory.

The new vaccine centre has significantly increased CSL's ability to supply the Australian public with influenza vaccine and the benefit of this position has already been demonstrated in the first few months of operation. Owing to a shortage of vaccine from other suppliers, CSL provided all Australian Federal Government requirements for the 2005 season to vaccinate people aged 65 and over, and also made up part of the shortfall in New Zealand.

The only facility of its kind in the Southern Hemisphere, the new centre will play a key role in combating influenza outbreaks in the Asia Pacific region.

In the event of an influenza pandemic, CSL now also has the capacity to efficiently provide vaccine for the entire Australian population. In this regard, CSL continues to play an essential part in protecting Australia from influenza and other serious infectious diseases.

Further opportunities for opening up new markets in Europe and South East Asia can now be realised, particularly in the light of shortages of influenza vaccine worldwide.

CSL is a participant in two of Australia's national vaccination programs with our Fluvax® influenza vaccine and Pneumovax 23, a vaccine against pneumococcal disease that we distribute in Australia on behalf of Merck & Co. Inc. The national Pneumovax 23 program began in January 2005 and includes everyone aged 65 and over, people with chronic medical conditions (such as diabetes, cardiovascular, respiratory, liver or renal diseases), people with alcohol-related problems, tobacco smokers and those who are immunocompromised.

New Product Development

We continue to invest in new protein-based product development projects for treating serious human diseases. These medicines are derived from our core technologies in plasma fractionation, vaccinology, recombinant proteins (including recombinant antibodies) and our immunostimulating ISCOMATRIX® adjuvant.

We have successfully integrated all global research and development activities. In the Northern Hemisphere, we have centres of excellence to support plasma product manufacturing in Marburg, Germany (coagulation and specialty products), Bern, Switzerland (immunoglobulins) and Kankakee, USA (Alpha-1-PI). In Melbourne, we support our Australian plasma and influenza vaccine products, and conduct our new product development activities.

Merck & Co. Inc., the exclusive licensee of our human papillomavirus (HPV) vaccine, is now well advanced in its Phase III clinical development program and has announced that filing with the US FDA for a product license will take place in the second half of 2005. Publications of clinical data from Merck during the year continue to give us confidence that this vaccine will make a strong contribution to international public health by preventing certain types of cervical cancer and genital warts.

Developing new high value products from human plasma remains a key strategic imperative. In Canada, we have now begun a Phase II clinical trial of our plasma-derived reconstituted high-density lipoprotein (rHDL) drug. The trial will test whether infusions of rHDL can reduce the volume of atherosclerotic plaque in the coronary arteries of patients with acute coronary syndromes. The clinical development program for ZLB Behring's chromatographically purified liquid IVIG product has also begun.

Over the past few years, we have invested significantly in our proprietary ISCOMATRIX® adjuvant technology. When formulated with an antigen, an adjuvant will increase the quality and strength of the immune response to the antigen. We believe that the ISCOMATRIX® adjuvant has unique properties that will enable it to be part of a new range of potential immunotherapeutic products and vaccines. Our commercialisation strategy is to broadly license the ISCOMATRIX® adjuvant technology to partners who have an interest in enhancing the immune response of their own product candidates. The recently announced agreement with Merck & Co. Inc. is further validation of this strategy. However, we also continued the development of our own biotech product for the treatment of HPV infection that combines the adjuvant technology with a patented E6/E7 fusion protein from the main cancer-causing serotype HPV16. This product has been tested for safety and immunogenicity in both HIV negative and positive individuals, and we are planning a Phase II clinical study to test whether we can treat precancerous lesions in anal intra-epithelial neoplasia (AIN).

Melbourne: At the opening of the new influenza vaccine centre on 12 May 2005 (left to right) Colin Armit (President, CSL Pharmaceutical), Bill Cracknell (Manufacturing and Capital Improvement Manager, CSL Pharmaceutical) and the Hon. John Brumby (Victorian State Treasurer).



As the only manufacturer of influenza vaccine in the Southern Hemisphere, we are very conscious of the threat posed by the annual influenza season and particularly in an influenza pandemic. CSL is working closely with health authorities in Australia to ensure that we can respond as rapidly as possible in the event that a pandemic is declared. We have made a manufacturing seed from the H5N1 strain, a potential pandemic strain circulating in bird populations in South-East Asia, and will conduct our first clinical trials of this prototype vaccine in the second half of 2005.

Consistent with our focus on protein-based medicines, we are developing a number of earlier stage recombinant antibody opportunities with Australian academic partners. These include new ways to potentially treat myeloid leukemia (Institute of Medical and Veterinary Sciences in Adelaide) and a technology to achieve topical delivery of antibody fragments for treating serious eye diseases (Flinders University also in Adelaide).

Our Thanks to Management and Staff

Fundamental to our delivering CSL's best ever financial result has been the successful integration of two plasma therapeutics businesses during the year. Many people have been directly involved in this process, and many others played their part in making it happen at grass roots level. There have also been significant achievements in other areas of our business – in research and development, in manufacturing activities, and in bringing the highest quality products to our customers. Your Board of Directors would like to take this opportunity to thank management and staff for the commitment shown in a landmark year that has strengthened our position as a global specialty biopharmaceutical Company.

Peter Wade
Chairman

Brian McNamee
Chief Executive Officer
and Managing Director


Peter Wade
Chairman
Brian McNamee
Chief Executive Officer
and Managing Director





Clockwise from above:

Bern: *Laboratory Technician, Marlise Nanzer testing Albumin for sterility.*

Chattanooga: *ZLB Plasma Services Biomedical Technician, Tara Sanders, explains the plasma donation process to Summer Stafford.*

King of Prussia: *Jim Reilly is ZLB Behring's Marketing Director for Zemaira®.*

Marburg: *Project Engineers Stefan Bonnard and Olaf Horner.*




Zemaira
alpha$_1$-proteinase inhibitor (Human)



ZLB Behring
A global leader in plasma therapeutics

ZLB Behring is a global leader in the manufacture of plasma therapeutics with the broadest range of quality products in our industry and substantial markets in the USA, Europe and Japan.

Based at King of Prussia in Pennsylvania (USA), ZLB Behring has manufacturing plants in Kankakee, Illinois (USA), Bern (Switzerland) and Marburg (Germany), and sales and distribution centres throughout the world.

Our plasma therapeutics include:

- Coagulation therapies to treat bleeding disorders such as haemophilia;
- Critical care products for treatment of shock in trauma, sepsis, severe burns and cardiac surgery;
- Immunoglobulins to treat infections and autoimmune diseases, and to prevent haemolytic disease in the newborn;
- Wound treatment therapies used to minimise blood loss.
- Alpha-1-Proteinase Inhibitor, a prophylactic treatment for people at risk from life-shortening, inherited emphysema.

We understand the needs of people who rely on our products. Those with haemophilia (a bleeding disorder resulting in poor blood clotting and continuous bleeding) have to learn to live with this life-threatening condition. People can suffer severe blood plasma losses in emergency trauma situations and with serious burns. Some patients have wounds that continue bleeding, or immune systems too weak to fight infection.

ZLB Behring provides a wide variety of programs and services to improve patient access to care and quality of life.

continued next page

	Estimated Global Market Share	Rank
Coagulation	22%	2
Critical Care	20%	1
Immunoglobulins	18%	2
Alpha-1-PI	10%	3
Worldwide market share	**21%**	**2**

ZLB Behring (continued)

Meeting customer needs

ZLB Behring is well positioned to develop its global business in plasma therapeutics through our broad portfolio of high quality products, global marketing that meets customer needs, a pipeline of new and improved plasma products, lower cost and higher yield manufacturing processes, and effective balancing of supply and demand.

Manufacturing is focused on core product strengths at each location and cost effective operations that create more return for each litre of plasma processed.

Since creating manufacturing centres of excellence, we have brought a sharper focus on life cycle management, the product pipeline, process development and product safety.

- Marburg develops coagulation therapies, along with critical care and specialty products;
- Bern focuses on Immunoglobulins, production methods and safety standards;
- Kankakee is responsible for the continuous improvement of Alpha-1-Proteinase Inhibitor.

ZLB Behring's plasma collection business, ZLB Plasma Services, has more than 65 collection centres in the USA and Germany, along with plasma testing laboratories and logistics centres in both countries.

One of the largest collectors of human blood plasma in the world, ZLB Plasma Services sources the plasma required by ZLB Behring through its plasma collection operations and commercial purchases.

ZLB Behring sales split


Recombinant FVIII 20%
Plasma-derived Coagulants 25%
Wound Healing 5%
Other 2%
Immunology 31%
Critical Care 17%

Globally, more than 400,000 donors provide the plasma used to produce life-saving products for critically ill patients. ZLB Plasma Services offers a reliable and secure source of plasma for those essential medications.

ZLB Behring's plasma collection business is based at Boca Raton in Florida and has the largest plasma testing laboratory in the industry at Knoxville in Tennessee and a logistics centre at Indianapolis in Indiana. Based at Marburg, operations in Germany include eight plasma collection centres across the country, a plasma-testing laboratory in Gottingen and a Marburg logistics centre.

In this stringently regulated industry, ZLB Behring complies with the highest international standards, uses the most sophisticated systems, and continues to explore avenues of innovation.



Kankakee: Packaging Operator, Karin Noble labels sterile water for injection for Monoclate-P®



Bern: Vreni Fortsch is Head of Process Development

Major plasma products marketed by ZLB Behring

Haemophilia and Other Coagulation Disorders

Coagulation therapies are used to treat bleeding disorders such as haemophilia and Von Willebrand disease

Recombinant Factor VIII
- Helixate® FS
- Helixate® NexGen

Plasma-derived Factor VIII
- Beriate® P
- Haemate® P
- Humate-P®
- Monoclate-P®

Plasma-derived Factor IX
- Berinin® P
- Mononine®
- Factor IX HS

Von Willebrand Disease
- Haemate® P
- Humate-P®
- Stimate®

Other Coagulation Disorders
- Beriplex® P
- Fibrogammin® P
- Haemocomplettan® P
- Kybernin® P

Critical Care Conditions

Critical care products are used to treat shock, sepsis and severe burns, and are used in cardiac surgery

Trauma Therapies
- AlbuRx™ 5 and 25
- Albuminar® 5 and 25
- Beriplex® P/N
- Haemocomplettan® P
- Human-Albumin 20% Behring

Inhibitors
- Berinert® P
- Kybernin® P

Cardiology
- Streptase®

Alpha 1-Proteinase Inhibitor Deficiency

For people at risk from life-shortening emphysema through a genetic deficiency in their synthesis of this protein

- Zemaira®

Wound Healing

Wound healing therapies are used to facilitate healing

- Beriplast® P
- Fibrogammin® P

Immune Disorders and Immune Therapy

Immunoglobulins are used to treat infections and autoimmune diseases, and to prevent haemolytic disease in the newborn

Polyvalent Immunoglobulins
- Beriglobin® P
- Carimune® NF
- Sandoglobulin
- Gamma-Venin® P
- Gammar® - P.I.V.
- Redimune®
- Venimmun® N

Specific Immunoglobulins
- Berirab® P
- Hepatitis B Immunoglobulin P
- Rhesogamma® P
- Rhophylac®
- Tetagam® P
- Varicellon® P

CSL Bioplasma

Positioned for continuing growth



The successful integration of CSL Bioplasma's Asia Pacific operations with the established commercial activities of ZLB Behring in Asia has created a strong platform for continuing business growth in our region.

CSL Bioplasma in Melbourne is the operations centre for this combined business which includes a regional office in Hong Kong responsible for operations in China, Taiwan, South Korea and South Asia, as well as plasma fractionation services to the Governments of Hong Kong, Singapore and Malaysia.

The complementary strengths of CSL Bioplasma and ZLB Behring Asia enable us to deliver an extensive range of life-saving therapeutic products and services to governments, medical professionals and patients.

We now offer the broadest range of products in our industry, customised toll manufacturing to blood services throughout our region, and strong client support through our presence in key markets.

CSL Bioplasma has a successful record in toll manufacturing through well-established relationships with the Australian Red Cross Blood Service, the New Zealand Blood Service and other blood services in our region.

ZLB Behring Asia operations are grounded in a long established position as a leading supplier of commercial plasma therapeutics including an extensive portfolio of plasma-derived and recombinant products for the treatment of haemophilia.

In the Southern Hemisphere, CSL Bioplasma is the largest manufacturer of plasma products and the preferred provider of plasma therapeutics and related services in Australia and important regional markets.

We ensure our products remain at the leading edge of the plasma-derived therapeutics industry by continuing to invest in the development of innovative products and enhancements to our current portfolio.


CSL

Melbourne: *CSL Bioplasma's Employee Development Manager, Jack Baressi, presented a training workshop on CSL Values for the ZLB Behring team in China during their mid-year sales meeting in Huang Shan.*



The ZLB Behring Team in China: Operating out of Guangzhou, Shanghai and Beijing, our ZLB Behring team in China provides client sales and support services to customers in twelve of China's twenty seven provincial centres. The team is shown here in Huang Shan at the mid-year sales meeting and training workshop.

Major plasma products manufactured by CSL Bioplasma

Coagulation Therapies

Coagulation therapies are used to treat bleeding disorders such as haemophilia and Von Willebrand disease

- **Biostate®**
- **MonoFix® -VF**
- **Prothrombinex™ - HT**

KOGENATE FS

KOGENATE FS (recombinant coagulation Factor VIII octacog alpha). In December 2004, CSL Bioplasma signed a five-year distribution agreement with Bayer Australia through which CSL Bioplasma acquired the exclusive rights to distribute KOGENATE FS in Australia.

Immunoglobulins

Immunoglobulins are used to modify function of the immune system

- **Intragam® P**
- **Normal Immunoglobulin**
- **Rh(D) Immunoglobulin**
- **CMV Immunoglobulin**
- **Hepatitis B Immunoglobulin**
- **Zoster Immunoglobulin**
- **Tetanus Immunoglobulin**

Critical Care Products

Critical care products are used for plasma volume expansion and for replacement of albumin

- **Albumex ®**
- **Thrombotrol®**

Diagnostic Products

Diagnostic products are used to determine compatibility of donor-recipient blood in transfusion settings

- **ABO Monoclonal Reagents**
- **Reagent Red Blood Cells**

Our Toll Fractionation Services

CSL Bioplasma performs plasma fractionation for Australia's National Blood Authority, a role pivotal to Australia's policy of self-sufficiency. CSL Bioplasma is also the national fractionator for New Zealand, Hong Kong, Malaysia and Singapore.

ZLB Behring Plasma Therapeutics

CSL Bioplasma also markets ZLB Behring's commercial products in Asia through ZLB Behring Asia.

CSL Pharmaceutical

Australia's first line of defence against influenza



CSL's new influenza vaccine centre in Melbourne is the only one of its kind in the Southern Hemisphere and Australia's first line of defence against this serious infectious disease.

Expanded and upgraded at a cost of more than $30 million, the new facility has the capacity to meet inter-pandemic customer vaccine requirements for both Northern and Southern Hemisphere winters, optimising plant capacity all year round. Should a pandemic occur, CSL is now also well positioned to produce enough vaccine to protect the entire Australian population.

CSL is contracted to supply 65% of Federal Government requirements for its national vaccination program against influenza targeting people over 65 and Torres Straight Islanders over 50. This year, CSL also had to make up for a shortfall in vaccine from another supplier, an unexpected but useful capacity test for our expanded manufacturing facilities.

Influenza disease of varying severity occurs every year as a result of minor changes in circulating strains (know as antigenic shifts) of influenza viruses and waning immunity in human populations. In epidemic years, many thousands of people around the world die from influenza or complications arising from infection with this disease.

Unlike the minor changes that occur from year to year in circulating strains of influenza virus, a pandemic virus (the result of an antigenic drift) will be an influenza variant that the population as a whole has not been exposed to previously. According to the World Health Organisation (WHO), influenza pandemics may be expected to occur three or four times each century. The last in Australia was in 1968.

The WHO undertakes surveillance of influenza around the world, monitoring disease activity and circulating strains. Health authorities and manufacturers work closely with the WHO to develop the inter-pandemic influenza vaccines required to combat annual outbreaks.

The WHO and other international bodies warn that the threat of an influenza pandemic is both inevitable and imminent. In Australia and throughout the world, research and development work is being carried out so that we can better anticipate and effectively respond to the next influenza pandemic.




PRESCRIPTION ONLY MEDICINE



Melbourne: Inside CSL's new centre for the manufacture of influenza vaccine (clockwise from above): Peter Kirris operates one of the egg harvesting machines; Keith Goodrich monitors a filtration process; and Lilie Nikolic at work in the buffer preparation area.

Major pharmaceutical products marketed by CSL

Vaccines	For prevention of:
Fluvax®	Influenza
Pneumovax* 23	Pneumococcal infection
Menjugate*	Meningococcal C disease
ADT®	Diphtheria and Tetanus
Tet-Tox®	Tetanus
H-B-Vax* II	Hepatitis B infection
PedvaxHIB*	Haemophilus influenzae B
Vaqta*	Hepatitis A infection
Varivax* Refrigerated	Varicella
Comvax*	Haemophilus influenzae B and Hepatitis B infection
Q-Vax®	Q-Fever
MMR*II	Measles, mumps and rubella

Anti-infectives	For treatment of:
Flopen®	Severe staphylococcal infections
Moxacin®	Bacterial infections
Fucidin*	Bacterial infections
BenPen®	Bacterial infections

Other products	For treatment of:
Tramal*	Moderate to severe pain
Flomax*	Benign prostatic hyperplasia
Antivenoms	Envenomation
Cervidil*	Complications during childbirth requiring induced labour
Modavigil*	Excessive daytime sleepiness in narcolepsy
Epi-Pen*	Severe allergic reactions
Daivobet*	Psoriasis
Daivonex*	Psoriasis

*See page 120

New Product Development

CSL's adjuvant technology being used to produce new vaccines

The new generation of vaccines and immunotherapies being developed by the biopharmaceutical industry to target chronic infectious diseases and cancer require complex immune responses to be effective.

New classes of immunological adjuvants will provide the immune system stimulation necessary to induce these immune responses.

One of the core technologies developed by CSL is our ISCOMATRIX® adjuvant which is now ready for use in the broad commercialisation of a new generation of human vaccines.

Adjuvants enhance or modify the immune response to antigens which are substances (usually proteins) that stimulate the body's immune system to produce antibodies. Bacteria, viruses and allergens are among the most common sources of antigens and cellular responses. Correctly formulated, the ISCOMATRIX® adjuvant forms particles that look like viruses to the immune system. These adjuvant particles can be formulated with specific antigens to produce new and improved vaccines.

A lot of work has been carried out to optimise the manufacturing process for our ISCOMATRIX® adjuvant and to ensure the technology has both unique activities and potential to be manufactured on an industrial scale. Important for regulatory and partnering reasons, we now also more fully understand how our adjuvant works.

CSL's ISCOMATRIX® adjuvant is combined with specific antigens to produce vaccines. The adjuvanted vaccines will generate potent and durable antibody responses, allow lower doses of antigen to be used to generate the same immune response, and induce cellular (T-cell) immune responses. These T-cell responses are considered necessary to allow development of a new generation of immunotherapeutic products, as opposed to the traditional preventative vaccines on the market today.

CSL has had an important collaboration with Merck & Co. Inc. involving CSL's ISCOMATRIX® adjuvant. Merck has been testing the adjuvant in preclinical experiments. CSL has entered into a broad ISCOMATRIX® license and option agreement with Merck. We will work with Merck across a range of vaccines that address both infectious and non-infectious diseases.

Immunotherapeutic vaccine projects include collaborations with Chiron Corporation to develop an HCV immunotherapeutic, SanofiPasteur on Chlamydia and treatments for cancer with the Ludwig Institute for Cancer Research.



Melbourne: CSL's ISCOMATRIX® adjuvant commercialisation team (left to right) Zita Cunningham (Director of Business Development), Martin Pearse (Program Leader for External Collaborations), Debbie Drane (Program Leader for ISCOMATRIX® adjuvant) and Kate Noonan (Business Development Manager for R&D).

Following a sustained period of research and development, CSL's ISCOMATRIX® adjuvant technology is now being commercialised with a number of major partners to develop a range of new human vaccines.

Major human health projects

Products	Current Status	CSL's R&D Partners	
		Academic	Corporate
Vaccine to prevent Cervical Cancer and Genital Warts	Phase III clinical development	The University of Queensland	Merck & Co Inc.
Melanoma/Tumour Immunotherapy	Phase II clinical development	Ludwig Institute for Cancer Research	
Vaccine to treat Hepatitis C infection	Phase II clinical development		Chiron Corporation
Vaccine to treat Human Papillomaviruses	Phase 1b clinical development	The University of Queensland	
Liquid IVIGs	Clinical development		
Treatment of ACS with rHDL	Phase II Clinical development	Montreal Heart Institute	
Topical Eye Delivery	Late stage research	Flinders University	

Cervical Cancer and Genital Warts: human papillomaviruses are associated with a range of clinical manifestations including genital dysplasias, tumours and warts.

Melanoma and tumour immunotherapy: targeting the human immune system to recognise and kill cancer cells is an attractive approach to reduce tumour burden, increase quality of life, and potentially cure patients with various forms of cancer.

Hepatitis C (HCV): a major international public health problem. We are working with scientists at Chiron Corporation to develop an immunotherapeutic to treat patients with chronic HCV infection.

Liquid IVIGs: our improved products are in clinical testing.

Acute Coronary Syndromes (ACS): reconstituted high-density lipoprotein (rHDL) may be used to shrink atherosclerotic plaque in the walls of coronary arteries following heart attacks.

Topical Eye Therapy: delivery of biotech treatment for eye disease requires injection into the eye. We are working with collaborators at Flinders Medical Centre to develop topical (eye drops) delivery of biotech ophthalmic therapies.





Clockwise (from above):

Kankakee: Packaging Operator, Paula Wishnowski, carries out vial volume and appearance inspections.

Kankakee: Maintenance Mechanic, Craig Ranner, replaces a process tank agitator motor.

Bern: System Specialist, Reto Moser, at work in the IT Computer Centre.

Chattanooga: ZLB Plasma Services Biomedical Technician, Kaydie Thomas, prepares to perform a medical screening process.

Marburg: Laboratory Technician, Sonja Beckmann-Scheid in the research laboratory for coagulation products.

Tokyo: Takeshi Fujikawa is one of ZLB Behring's sales representatives.

Melbourne: CSL Pharmaceutical sales representative, Nadine Francis.



Our People

Building our capability for competitive advantage

On 1 April 2005, the end of the first year of operations of the integrated ZLB Behring was celebrated in King of Prussia, Pennsylvania with the people at ZLB Behring, integration team leaders, the CSL Board and CSL Executive Management.

At this event, CSL Chairman, Peter Wade, recognised the extraordinary efforts that have been made by hundreds of our people to create ZLB Behring. Peter's address was accompanied by the launch of the new orientation multimedia program which features over 30 employees across the globe sharing their passion about our products and services and their work in the CSL Group.

Building our capability for competitive advantage is essential to enabling execution of business strategies and our success as a global biopharmaceutical company. More than 80% of the CSL Group population of just over 7000 employees are working outside Australia in over 25 countries. Understanding the differing needs of the CSL Group's stakeholders and the regional and local environments in which we work has been enhanced by the rapid development of extensive knowledge networks and acceleration of our learning processes. Global initiatives include the CSL Group Executive Leadership Program, the Quality Managers' annual forum, the Global R&D projects, the Learning and Development Managers network, a new library portal via the shared intranet and the Information Services Board, to name a few.

CSL's Individual Performance Management (IPM) process has been implemented in ZLB Behring. Under this process rewards for executives and managers are based on achievement of a mix of company, site specific and individual challenging objectives. This has been designed to support development of a value adding culture and a focus on increased accountability, team working across boundaries, devolved decision making and improved communications across the Group.

High level engagement of people in the CSL Group is a global priority. CSL's CEO and Managing Director, Brian McNamee and the various business leaders provide our people with a compelling vision and clear strategy at regular meetings in each of the major locations in the CSL Group. Open feedback about our operations and recommendations for improvement is actively encouraged. The biannual Global Employee Opinion Survey to be conducted in November 2005 in eight languages will enable us to again measure our effectiveness in engaging our people.

It is our continuing task to ensure CSL's business operations are carried out in workplaces that are safe and healthy for our employees, for the community and for the environment.

Health, Safety and Environment

CSL's ability to provide safe and healthy workplaces has been demonstrated in another year in which no significant health, safety or environmental incidents have been reported.

Our employees participate in a wide range of activities through which we maintain and develop safe and healthy workplaces within a framework of clearly defined policies, guidelines and standard operating procedures. Health, Safety and Environment (HS&E) committees provide the forums through which employees and unions are represented and actions initiated.

Developed to comply with international standards, CSL's HS&E management system has been implemented across all our business operations and creates a strong focus for sustaining our culture of safety. Each site has a nominated HS&E professional, supervisor or manager responsible for maintaining and developing the HS&E system.

In July 2005, CSL's Bioplasma facility at Broadmeadows in Melbourne achieved re-accreditation for Australian Standard AS4801, a recognised and reliable indication of how effectively CSL's health and safety management systems are being applied. Re-accreditation was carried out by Lloyds Register, an internationally recognised quality and auditing organisation.

CSL complies with the relevant regulations covering the jurisdictions in which we operate. In keeping with company policy and to minimise the potential for environmental impacts, all CSL sites are required to ensure compliance with their local environmental regulations and policies.

CSL'S HEALTH, SAFETY AND ENVIRONMENT SYSTEMS

The CSL Group maintains management systems for health, safety and the environment that are consistent with internationally recognised standards.

- Our policies, procedures and instructions are implemented in all business operations around the world.
- We consult and cooperate with employees and their representatives on health, safety and environment issues.
- We provide training and resources to ensure people are well equipped to work safely and to maintain incident-free workplaces.



For his strong contribution to the profession, Neil Dine, CSL's Director, Corporate Health, Safety, Environment and Security, has become the first member outside the US to receive the award from the American Society of Safety Engineers for "International Safety Professional of the Year".











Clockwise from top left

Bern: *Ueli Schürch, Manager, HS&E, responds to a fire alarm notification.*

Kankakee: *Maintenance Mechanics and Members of the Emergency Response Team (left to right) Randy Devore, David Mollema and Ron Flets conduct a confined space entry rescue training exercise.*

Marburg: *(left to right) Bjoern Wiesner (Environmental Technician), Rainer Koschitzky (Safety Engineer) and Michael Knoll (Head of HS&E).*

Kankakee: *Donna O'Keefe RN (HS&E Manager, Occupational Health) shows members of the Emergency Response Team, Andrew Ufking (HS&E Specialist) and Debra Saxsma (Senior Stability Specialist – Quality Control), how to perform CPR and use an automated external defibrillator.*

Marburg: *Sascha Ludwig (Technician) gowned up ready to clean the cryoprecipitate cutter.*

CSL's comprehensive health, safety and environment management system includes audit criteria used to measure and monitor performance against twenty-four standards covering:

- Leadership and commitment
- Responsibility and authority
- Legislative compliance
- Planning, objectives and targets
- Training and competence
- Documentation, control and records
- Hazard and risk management
- Incident management
- Performance monitoring and measurement
- Communication and consultation
- Capital projects and business transactions
- Management of change
- Contractors, suppliers and visitors
- Emergency preparedness and response
- Plant and equipment
- Hazardous materials management
- Working environment and facilities
- Occupational health
- Environmental impacts
- Waste management and conservation
- Safe work procedures
- Product stewardship
- Reviews, audits and inspections
- Corrective and preventative action

In the early 1990s, James Gerrand (right) contracted the immune-mediated nerve disorder known as chronic inflammatory demyelinating polyneuropathy (CIDP) for which he receives fortnightly infusions of CSL's Intragam® P. Continuing treatment has halted progression of the disease and enabled James to lead a relatively normal life.

The Australian Red Cross Blood Service provides plasma to CSL Bioplasma to produce Intragam® P, an intravenous immunoglobulin that is vital in the treatment of CIDP and Guillan-Barre Syndrome (GBS).

James is Director of a group in Victoria (Australia) that he started in 1992 to support CIDP and GBS patients, undertake research into the illness, and promote understanding of the condition.






Helixate FS
Gettin' in the Game

ZLB Behring's strong support for patients has brought about the establishment of such innovative programs as Choice which offers a comprehensive range of resources and services designed to help families better manage the daily challenges of living with bleeding disorders.

Margaret Mary Conger (above) is a Choice Member Support Representative who helps patients to get the information and support that they need. Janet Rolmund (above top), a Program Specialist in haemophilia, is also closely involved in educational programs for patients.

ZLB Behring initiatives such as Gettin' In the Game are designed to teach children with bleeding disorders the value of exercise - from the physical benefits to the emotional rewards.



In the USA, The National Hemophilia Foundation and ZLB Behring have joined forces to offer an annual Junior National Championship in baseball and golf, another program to encourage children with bleeding disorders to get active and stay fit.

Corporate Citizenship in action

Global support for patients living with bleeding disorders

CSL's desire to be an outstanding corporate citizen is integral to our work in making a positive contribution to the lives of patients with serious medical conditions who use our products. It is also based on our significant research and development programs which aim to extend access to health care for patients with unmet medical needs.

Our strong commitment to the highest standards of corporate citizenship is underpinned by our Values, our Code of Conduct and our associated policy framework. Our people are educated about the way in which CSL's business is conducted through orientation programs as well as specific communication activities. Appropriate demonstration of the Values and Code of Conduct is integral to our performance management system.

Across the world, we contribute to improving the quality of life for patients with haemophilia. We work closely with Health Departments, the Blood Services, regulators, medical groups, patient communities and research and academic institutions to fulfil our ongoing commitment to original medical research and world class standards of patient care, education and support.

In Australia and New Zealand, we support excellence in haemophilia care and education as a Sustaining Patron of the Haemophilia Foundations of Australia and New Zealand, and we are an active supporter of the Inflammatory Neuropathy Support Group of Victoria Inc. and the Australia New Zealand Intensive Care Society Foundation and Clinical Trials Group.

In Asia, Latin America, the Middle East and Eastern Europe, we work with the haemophilia communities in the annual awarding of the ZLB Behring Grant. This year's grant, 'Simple Things, Great Results', will be awarded to the top three project proposals submitted based on their likelihood of improving the quality of life of patients with haemophilia and von Willebrand disease in their local environment.

In the United States, ZLB Behring Choice is a program that offers resources and services to help families better manage the daily challenges of living with bleeding disorders.

We make wider contributions to the communities in which we operate through the ongoing development of relationships with our network of stakeholders. We recognise the interdependence that exists between our company and our customers, our people, our shareholders, our regulators, our suppliers and our communities and the value of aligning our efforts for mutual long term benefit.

Our Values

Superior Performance: We strive to be the best at what we do

Innovation: We seek better ways of doing things

Integrity: We are ethical and honest at all times

Collaboration: We work together to achieve better results

Customer Focus: We seek to understand and meet their needs

The CSL Group Business Operations



5
4
1
24
23
22
6
7
8

ZLB Behring

Business: Immunoglobulins, Albumin, Coagulation and Wound Healing Therapies, Pulmonary Disease Treatments

1	King of Prussia	USA	Administration, Sales, Distribution
2	Bern	Switzerland	R&D, Manufacturing, Sales, Distribution
3	Marburg	Germany	R&D, Manufacturing
4	Kankakee	USA	Manufacturing
5	Ottawa	Canada	Regional Sales and Distribution
6	Mexico City	Mexico	
7	Sao Paulo	Brazil	
8	Buenos Aires	Argentina	
9	Haywards Heath	UK	
10	Leuven	Belgium	
11	Paris	France	
12	Lisbon	Portugal	
13	Barcelona	Spain	
14	Copenhagen	Denmark	
15	Stockholm	Sweden	
16	Hattersheim	Germany	
17	Vienna	Austria	
18	Milan	Italy	
19	Zurich	Switzerland	
20	Kiyoneri	Greece	
21	Tokyo	Japan	

ZLB Plasma Services

Business: Plasma Collection and Testing

22	Boca Raton	USA	Administration
23	Knoxville	USA	Testing Laboratory
24	Indianapolis	USA	Logistics Centre
25	Marburg	Germany	EU Administration
26	Gottingen	Germany	Testing Laboratory
27	Marburg	Germany	Logistics Centre

+ 61 Plasma Collection Centres in the USA
+ 8 Plasma Collection Centres in Germany


15
14
26
3 18 25 27
9
10
11
17
2
19
13
12
20
38
21
39
40
37
30
32
31
29
28 33 35
34 36

CSL Limited

CSL Group Head Office: Melbourne, Australia

28	Melbourne	Australia	Administration, R&D, Sales, Distribution
29	Sydney	Australia	Sales and Distribution
30	Brisbane	Australia	Sales and Distribution
31	Adelaide	Australia	Sales and Distribution
32	Perth	Australia	Sales and Distribution

CSL Pharmaceutical

Business: Vaccines, Anti-infectives, Antivenoms

33	Melbourne	Australia	Manufacturing
34	Auckland	New Zealand	Sales, Distribution

CSL Bioplasma

Business: Immunoglobulins, Albumin, Coagulation and Wound Healing Therapies, Blood Diagnostics

35	Melbourne	Australia	R&D, Manufacturing Sales, Distribution
36	Auckland	New Zealand	Sales and Distribution
37	North Point	Hong Kong	Sales and Distribution
38	Beijing	China	Sales and Distribution
39	Shanghai	China	Sales and Distribution
40	Guangzhou	China	Sales and Distribution

Controlled Entities


CSL Limited
Australia
CSL (New Zealand) Limited
New Zealand
CSL International Pty Ltd
Australia
Cervax Pty Ltd
Australia
Isotec AB
Sweden
MA888 SEP
France
CSL Finance Pty Ltd
Australia
ZLB Behring Asia Pacific Ltd
Hong Kong
ZLB Behring SA
Argentina
CSL Denmark ApS
Denmark
ZLB Holdings Inc
USA
ZLB Behring Holdings GmbH
Germany
ZLB Behring Holdings Ltd
UK
CSL UK Holdings Limited
UK
ZLB Behring AG
Switzerland
ZLB Behring UK Limited
UK
ZLB Bioplasma UK Limited
UK
ZLB GmbH
Germany


ZLB Holdings Inc
USA
ZLB Bioplasma HK Limited
Hong Kong
ZLB Behring LLC
USA
ZLB Sales Force Inc
USA
ZLB Behring Brazil Ltda
Brazil
ZLB Behring KK
Japan
ZLB Foundation
USA
ZLB Behring SA de CV
Mexico
ZLB Behring SA
France
ZLB Bioplasma Inc
USA
ZLB Pharma GmbH
Germany
ZLB Behring Canada Inc
Canada


ZLB Behring Holdings GmbH
Germany
ZLB Behring Holdings KG
Germany
ZLB Plasma Services GmbH
Germany
ZLB Behring GmbH
Germany
ZLB Behring (Schweiz) AG
Switzerland
ZLB Behring SpA
Italy
ZLB Behring GmbH
Austria
ZLB Behring NV
Belgium
ZLB Behring SA
Spain
ZLB Behring Lda
Portugal
ZLB Behring AB
Sweden
ZLB Behring MEPE
Greece

Controlled Entities continued

CSL LIMITED

CSL Limited, based in Melbourne, Australia, is a public company listed on the Australian Stock Exchange and parent company of the CSL Group. The Company manufactures plasma products, human vaccines and antivenoms. Business operations are carried out by CSL Bioplasma (plasma products) and CSL Pharmaceutical.

CSL (New Zealand) Limited in Auckland is the New Zealand marketing arm for our CSL Bioplasma and CSL Pharmaceutical businesses.

Cervax Pty Ltd was formed for a specific research and development project.

Iscotec AB has technology to enhance the immune response to vaccines.

CSL International Pty Ltd is a holding company for the international operations of the CSL Group.

MA888 SEP is a partnership formed to allow CSL access to benefits arising from commercialisation of the MA888 patent for recombinant Factor VIII.

CSL Finance Pty Ltd raises debt funding for the CSL Group.

ZLB Behring Asia Pacific Ltd, ZLB Behring SA and ZLB Behring UK Limited are sales and marketing companies for plasma products manufactured by ZLB Behring.

ZLB Behring Holdings Ltd holds product licences for ZLB Behring.

CSL Denmark ApS is a holding company for certain European subsidiaries of the CSL Group.

CSL UK Holdings Limited is a holding company for certain UK operations of the CSL Group.

ZLB Behring AG manufactures plasma products in Bern, Switzerland.

ZLB Bioplasma UK Limited is a dormant company.

ZLB GmbH holds certain plasma products licences.

ZLB Holdings Inc. is the holding company for ZLB Behring LLC *(see details this page)*.

ZLB Behring Holdings GmbH is a holding company for ZLB Behring Holdings KG *(see details this page)*.

ZLB HOLDINGS INC.

ZLB Holdings Inc. and **ZLB Bioplasma HK Limited** are holding companies for ZLB Behring LLC.

ZLB Behring LLC manufactures products in Kankakee, Illinois and owns the following sales and marketing operations: **ZLB Behring Brazil Ltda** (Sao Paulo - Brazil), **ZLB Behring KK** (Tokyo - Japan), **ZLB Behring SA de CV** (Mexico City - Mexico), **ZLB Behring SA** (Paris - France) and **ZLB Behring Canada Inc.** (Ottowa - Canada).

Business operations also include **ZLB Pharma GmbH**, holding German product licences, **ZLB Sales Force Inc.** which employs the US sales force, and **ZLB Foundation**, a charitable foundation.

ZLB Bioplasma Inc. owns and operates ZLB Plasma Services in the US.

ZLB BEHRING HOLDINGS GMBH

ZLB Behring Holdings GmbH is a holding company for ZLB Behring Holdings KG.

ZLB Behring Holdings KG, a holding company for the European businesses of ZLB Behring, includes the following sales and marketing operations: **ZLB Behring (Schweiz) AG** (Zurich – Switzerland), **ZLB Behring SpA** (Milan – Italy), **ZLB Behring SA** (Barcelona – Spain), **ZLB Behring Lda** (Lisbon – Portugal), **ZLB Behring GmbH** (Vienna – Austria), **ZLB Behring NV** (Brussels – Belgium), **ZLB Behring AB** (Stockholm – Sweden), and **ZLB Behring MEPE** (Kryoneri – Greece).

Company operations also include **ZLB Behring GmbH**, a plasma products manufacturer in Marburg, Germany and **ZLB Plasma Services GmbH**, a plasma collection business in Germany.

Executive Management Group



Dr Brian McNamee
Chief Executive Officer
and Managing Director



Tony Cipa
Finance Director



Peter Turvey
Company Secretary and
General Counsel



Peter Turner
President
ZLB Behring



Paul Bordonaro
President Asia Pacific
CSL Bioplasma



Colin Armit
President
CSL Pharmaceutical



Dr Andrew Cuthbertson
Chief Scientific Officer



Kelvin Milroy
General Manager
Human Resources

Directors' Profiles

Peter H Wade, FCPA, FAICD - (age 71)
Finance, Management (resident in Victoria).
Chairman

Mr Wade was elected to the CSL Board in 1994 and became Chairman in 1999. He had previously served CSL as a Commissioner and Director from 1985 to 1993 including a period as Acting Chairman during 1988. Mr Wade was formerly a Director of Tabcorp Holdings Limited and Managing Director, North Limited.

Brian A McNamee, MB, BS, FAICD - (age 48)
Pharmaceutical Industry, Medicine (resident in Victoria).
Chief Executive Officer and Managing Director

Dr McNamee was appointed to the CSL Board in 1990 and is the Chief Executive Officer and Managing Director. He is a Director of the Peter MacCallum Cancer Foundation Ltd and Gen-Probe Inc, a US company. Dr McNamee completed Bachelor of Medicine and Bachelor of Surgery Degrees at the University of Melbourne in 1979. Before taking up his present position, Dr McNamee was Managing Director and Chief Executive of Pacific Biotechnology Limited in Sydney, NSW (1988-89), General Manager, Faulding Product Divisions, F H Faulding & Co Limited, Adelaide, South Australia (1984-87), and International Product Manager, Dr Madaus & Co, based in Cologne, West Germany (1982-84).

Antoni M Cipa, B.Bus (Acc), Grad.Dip (Acc), CPA, ACIS – (age 50)
Finance (resident in Victoria).
Finance Director

Mr Cipa was appointed to the CSL Board as Finance Director in August 2000. Mr Cipa commenced his employment at CSL in 1990 as Finance Manager. He was instrumental in the float of the Company in 1994 at which time he was appointed Chief Financial Officer. Prior to joining CSL Mr Cipa was employed at large public companies where he had significant exposure to mergers and acquisitions.

John Akehurst, MA (Oxon), FIMechE - (age 56)
Engineering, Management (resident in Western Australia).

Mr Akehurst was appointed to the CSL Board in April 2004. After graduating in Engineering from Oxford University, he has had 30 years' experience in the international hydrocarbon industry, most recently as Managing Director and CEO of Woodside Petroleum Ltd. Prior to this, he held a number of engineering and management positions with the Royal Dutch/Shell Group of Companies.

Mr Akehurst is Chairman of Indigo Energy Ltd, a Director of Biostarch Technologies Ltd and a former Director of Oil Search Limited. Mr Akehurst is also a Director of the University of Western Australia Business School and of Youth Focus, a charitable organisation dedicated to the prevention of youth suicide. Mr Akehurst is a Member of the Human Resources Committee.


Peter Wade
Brian McNamee
Tony Cipa
John Akehurst

Elizabeth A Alexander, AM, BCom, FCPA, FCA, FAICD - (age 62)
Accounting (resident in Victoria).

Miss Alexander was appointed to the CSL Board in July 1991. She is a Director of Amcor Limited and Boral Limited. She is a Member of the Takeovers Panel, a Member of the Financial Reporting Council and past National President of the Australian Society of Certified Practising Accountants and of the Australian Institute of Company Directors. She is Chairman of the Board of Advice to the Salvation Army (Southern Command) and is Deputy Chairman of the Winston Churchill Fellowship Trust. Miss Alexander is Chairman of the Audit and Risk Management Committee.

Ian A Renard, BA, LLM, FAICD - (age 59)
Law (resident in Victoria).

Mr Renard was appointed to the CSL Board in August 1998. For many years he practised in company and commercial law. He is a Director of Newcrest Mining Limited, Hillview Quarries Pty Ltd, SP Australia Networks (Distribution) Pty Ltd and SP Australia Networks (Transmission) Pty Ltd. Mr Renard is Chancellor of the University of Melbourne. Mr Renard is a Member of the Audit and Risk Management Committee.

Maurice A Renshaw, B.Pharm. - (age 58)
International Pharmaceutical Industry (resident in NSW).

Mr Renshaw was appointed to the CSL Board in July 2004. Formerly, he was Vice-President of Pfizer Inc, Executive Vice-President, Pfizer Consumer Group and President of Pfizer Consumer Healthcare Division. Prior to his positions in Pfizer, Mr Renshaw was Vice-President of Warner Lambert Co and President of Parke-Davis US. Mr Renshaw has had more than thirty years experience in the international pharmaceutical industry. Mr Renshaw is a Member of the Audit and Risk Management Committee.

Kenneth J Roberts, AM, FRACP (Hon), BEc, FCPA, FAIM, FAICD. - (age 67)
International Pharmaceutical Industry, Management, Marketing, Human Resources (resident in NSW)

Mr Roberts was appointed to the CSL Board in February 1996. Formerly, he was Chairman and Managing Director of Wellcome Australasia and Director of Marketing Development for the Wellcome worldwide group.

Mr Roberts is Chairman of the Royal Australasian College of Physicians Research and Education Foundation and Start-up Australia Pty Ltd. He is also Chairman of the Boards of the Australian Genome Research Facility Ltd and the Australian Phenomics Facility and Deputy Chairman of IMB Com Pty Ltd, the University of Queensland's biotechnology transfer company. Mr Roberts is Chairman of the Human Resources Committee.

Arthur C Webster, BVSc, DipBact (Lond) - (age 61)
Animal Health Industry, Commerce (resident in NSW).

Dr Webster was appointed to the CSL Board in March 1998. He is Chairman of four private Australian companies. He is a Council Member of both the Postgraduate Foundation in Veterinary Science and the Veterinary Science Foundation, University of Sydney. Dr Webster was formerly Technical Director then Managing Director of the animal health company, Cyanamid Webster Pty Ltd, and a Member of the Board of Governors, University of Western Sydney. Dr Webster is a Member of the Human Resources Committee.

Peter R Turvey, BA/LLB, MAICD
Company Secretary


Elizabeth Alexander
Maurice Renshaw
Kenneth Roberts
Ian Renard
Arthur Webster

Share Information

CSL Limited
Issued Capital: Ordinary shares:
188,272,370 as at 30 June 2005

Details of Incorporation

CSL's activities were carried on within the Commonwealth Department of Health until the Commonwealth Serum Laboratories Commission was formed as a statutory corporation under the Commonwealth Serum Laboratories Act 1961 (Cth) [the CSL Act] on 2 November 1961. On 1 April 1991, the Corporation was converted to a public company limited by shares under the Corporations Law of the Australian Capital Territory and it was renamed Commonwealth Serum Laboratories Limited. These changes were brought into effect by the Commonwealth Serum Laboratories (Conversion into Public Company) Act 1990 (Cth). On 7 October 1991, the name of the Company was changed to CSL Limited. The Commonwealth divested all of its shares by public float on 3 June 1994.

The CSL Sale Act 1993 (Cth) amends the CSL Act to impose certain restrictions on the voting rights of persons having significant foreign shareholdings, and certain restrictions on the Company itself.

CSL ordinary shares have been traded on the Australian Stock Exchange since 30 May 1994. Melbourne is the Home Exchange.

Substantial Shareholders

See page 35 of this Annual Report.

Voting Rights

At a general meeting, subject to restrictions imposed on significant foreign shareholders and some other minor exceptions, on a show of hands each shareholder present has one vote. On a poll, each shareholder present has one vote for each fully paid share held in person or by proxy.

In accordance with the CSL Act, CSL's Constitution provides that the votes attaching to significant foreign shareholdings are not to be counted when they pertain to the appointment, removal or replacement of more than one-third of the directors of CSL who hold office at any particular time. A significant foreign shareholding is one where a foreign person has a relevant interest in 5% or more of CSL's voting shares.

Significant Foreign Shareholdings

The Fidelity Investment Group is designated a significant foreign shareholder under the provisions of CSL's Constitution.

Distribution of Shareholdings as at 30 June 2005

Range	Holders	Shares	% Total Shares
1 – 1,000	30,845	14,252,222	7.57
1,001 – 5,000	16,794	33,235,027	17.65
5,001 – 10,000	896	6,037,956	3.21
10,001 – 100,000	391	9,299,837	4.94
100,001 and over	62	125,447,328	66.63
Total Shareholders	**48,988**	**188,272,370**	**100.00**
Number of shareholders with less than a marketable parcel of 15 shares (based on the share price of 30 June 2005)	681	5,562	

Shareholder Information

CSL's Twenty Largest Shareholders as at 30 June 2005

Shareholder	Account	Shares	%Total Shares
1. Chase Manhattan Nominees Limited		32,422,791	17.22
2. Westpac Custodian Nominees Limited		24,316,413	12.92
3. National Nominees Limited		21,950,314	11.66
4. Citicorp Nominees Pty Limited		7,464,027	3.96
5. Queensland Investment Corporation		6,218,661	3.30
6. ANZ Nominees Limited	Cash Income A/c	4,227,439	2.25
7. Cogent Nominees Pty Limited		2,950,715	1.57
8. AMP Life Limited		2,212,184	1.17
9. Citicorp Nominees Pty Limited	CFS WSLE Imputation Fund A/c	2,175,305	1.16
10. ANZ Nominees Limited		2,078,237	1.10
11. Citicorp Nominees Pty Limited	CFS Imputation Fund A/c	1,442,478	0.77
12. HSBC Custody Nominees (Australia) Limited - GSI ECSA		1,315,927	0.70
13. IAG Nominees Pty Limited		1,099,453	0.58
14. HSBC Custody Nominees (Australia) Limited		1,087,332	0.58
15. Cogent Nominees Pty Limited	SMP Accounts	976,204	0.52
16. HSBC Custody Nominees (Australia) Limited - GSCO ECSA		914,995	0.49
17. Westpac Financial Services Limited	C/- Westpac Custodian Nominees Limited	831,542	0.44
18. Perpetual Trustee Company Ltd		663,173	0.35
19. Government Superannuation Office	A/c State Super Fund C/- National Nominees Limited	639,302	0.34
20. UBS Private Clients Australia Nominees Pty Ltd		565,024	0.30

In addition, at the date of this Report substantial shareholding notices have been received from:

Fidelity Management Research Company and Fidelity International Limited	13,159,739	6.95

Shareholder Information continued

Share Registry

Computershare Investor Services Pty Limited
Yarra Falls, 452 Johnston Street Abbotsford VIC 3067
Postal Address: GPO Box 2975 Melbourne VIC 3001

Enquiries within Australia: 1800 646 882
Enquiries outside Australia: 61 3 9415 4000
Investor enquiries facsimile: 61 3 9473 2500
Website: www.computershare.com.au
Email: web.queries@computershare.com.au

Shareholders with inquiries should telephone or write to the Share Registry at the above address.

Separate shareholdings may be consolidated by advice to the Share Registry in writing.

Change of address should be notified to the Share Registry in writing without delay. Shareholders who are broker sponsored on the CHESS sub-register must notify their sponsoring broker of a change of address.

Direct payment of dividends into a nominated account may be arranged with the Share Registry. Shareholders are encouraged to use this option by writing to the Share Registry with particulars.

The Annual Report is produced for your information. However, should you receive more than one or wish to be removed from the mailing list for the Annual Report, please advise the Share Registry. You will continue to receive Notices of Meeting and Proxy.

The Annual General Meeting will be held at the Function Centre, National Tennis Centre, Melbourne Park, Batman Avenue, Melbourne at 10:00am on Wednesday 12 October 2005. There is a public car park adjacent to the Function Centre which will be available to shareholders at no charge.

Help us to help the environment with eTree

Register your email address at www.eTree.com.au/csl to receive your Annual Report and other shareholder communications electronically. eTree is a Computershare initiative with Landcare Australia providing an environmental incentive for electing to receive shareholder communications electronically to save paper and help preserve the environment. For every email address registered to a validated shareholding, CSL will donate up to two dollars directly to Landcare Australia to help a landscape restoration project in the State or Territory where you live.

To find out more about eTree visit http://www.eTree.com.au/csl

You will need your shareholder reference number (SRN) or Holder Identification Number (HIN) to register.

Shareholders as at 30 June 2005

	Shareholders	Shares
Australian Capital Territory	1,072	1,064,365
New South Wales	12,016	90,214,729
Northern Territory	143	119,545
Queensland	6,869	13,863,221
South Australia	3,035	3,828,897
Tasmania	703	714,486
Victoria	20,671	73,774,052
Western Australia	3,092	3,318,812
International Shareholders	1,387	1,374,263
Total Shareholders	**48,988**	**188,272,370**

Corporate Governance

This statement outlines the Company's principal corporate governance practices in place during the year.

1. THE BOARD OF DIRECTORS

1.1 The Board Charter

The Board has a formal charter documenting its membership, operating procedures and the apportionment of responsibilities between the Board and management.

The Board is responsible for oversight of the management of the Company and providing strategic direction. It monitors operational and financial performance, human resources policies and practices and approves the Company's budgets and business plans. It is also responsible for overseeing the Company's risk management, financial reporting and compliance framework.

The Board has delegated the day-to-day management of the Company, and the implementation of approved business plans and strategies to the Managing Director, who in turn may further delegate to senior management. In addition, a detailed authorisations policy sets out the decision-making powers which may be exercised at various levels of management.

The Board has delegated specific authority to four Board committees that assist it in discharging its responsibilities by examining various issues and making recommendations to the Board. Those committees are the Audit and Risk Management Committee, the Human Resources Committee, the Nomination Committee and the Securities and Market Disclosure Committee. Each committee is governed by a charter setting out its composition and responsibilities. A description of each committee and their responsibilities is set out below. The Board also delegates specific responsibilities to ad hoc committees from time to time.

The Board charter sets guidelines as to the desired term of service of non-executive directors. Board appointees should be available to serve for at least eight years. Prior to re-election the Board must review the performance of such director. In the event that such performance is considered less than adequate, the Board may decide that it will not support the re-election of such director.

Directors are entitled to access independent professional advice at the Company's expense to assist them in fulfilling their responsibilities. To do so, a director must first obtain the approval of the Chairperson. The director should inform the Chairperson of the reason for seeking the advice, the name of the person from whom the advice is to be sought, and the estimated cost of the advice. Professional advice obtained in this way is made available to the whole Board.

1.2 Composition of the Board

Throughout the year there were either eight or nine directors on the Board. (Mr Maurice Renshaw was appointed to the Board shortly after the start of the financial year in July 2004). Two of the Directors – the Managing Director and the Finance Director – are executive directors. The Board charter provides that a majority of directors should be independent. No director acts as a nominee or representative of any particular shareholder. A profile of each current director, including details of their skills, expertise, relevant experience, term of office and Board committee memberships can be found on pages 32 and 33.

The Chairman of the Board is an independent, non-executive director. He is responsible for leadership of the Board, for ensuring that the Board functions effectively, and for communicating the views of the Board to the public. The Chairman sets the agenda for Board meetings and manages their conduct and facilitates open and constructive communication between the Board, management, and the public.

Corporate Governance continued

1.3 Independence

The Board has determined that all of its non-executive directors are independent, and were independent for the duration of the reporting period.

All CSL directors are aware of, and adhere to, their obligation under the Corporations Act 2001 to disclose to the Board any interests or relationships that they or any associate of theirs may have in a matter that relates to the affairs of the Company, and any other matter that may affect their independence. As required by law, details of related party dealings are set out in full in note 27 to the Company's financial statements. All directors have agreed to give the company notice of changes to their relevant interests in Company shares within five days to enable both them and the Company to comply with the Australian Stock Exchange (ASX) Listing Rules. If a potential conflict of interests exists on a matter before the Board then (unless the remaining directors determine otherwise), the director concerned does not receive the relevant briefing papers, and takes no part in the Board's consideration of the matter nor exercises any influence over other members of the Board.

In addition to considering issues that may arise from disclosure by directors from time to time under these obligations, the Board makes an annual assessment of each non-executive director to determine whether it considers the director to be independent. The Board considers that an independent director is a director who is independent of management and free of any business or other relationship that could, or could reasonably be perceived to, materially interfere with the exercise of their unfettered and independent judgment.

Information about any such interests or relationships, including any related financial or other details, is assessed by the Board to determine whether the relationship could, or could reasonably be perceived to, materially interfere with the exercise of a director's unfettered and independent judgment. As part of this process the Board takes into account a range of relevant matters including:

> information contained in specific disclosures made by directors pursuant to their obligations under the Board charter and the Corporations Act;

> any past employment relationship between the director and the Company;

> any shareholding the director or any of his or her associates may have in the Company;

> any association or former association the director may have with a professional adviser or consultant to the Company;

> any other related party transactions whether as a supplier or customer of the Company or as party to a contract with the Company other than as a director of the Company;

> any other directorships held by the director; and

> any family or other relationships a director may have with another person having a relevant relationship or interest.

In determining whether an interest or relationship is considered to interfere with a director's independence, the Board has regard to the materiality of the interest or relationship. For this purpose, the Board adopts a conservative approach to materiality consistent with Australian accounting standards. If a director has a current or former association with a supplier, professional adviser or consultant to the CSL Group, that supplier, adviser or consultant will be considered material:

> from the Company's point of view, if the annual amount payable by the CSL Group to the supplier, adviser or consultant exceeds 5% of the consolidated expenses of the CSL Group; and

> from the director's point of view, if that amount exceeds 5% of the supplier's, adviser's or consultant's total revenues.

Similarly, a customer of the CSL Group would be considered material for this purpose from the Company's point of view if the annual amount received by the CSL Group from the customer exceeds 5% of the consolidated revenue of the CSL Group, and from the director's point of view if that amount exceeds 5% of the customer's total expenses.

In addition to assessing the relationship in a quantitative sense, the Board also considers qualitative factors, such as the nature of the goods or services supplied, the period since the director ceased to be associated and their general subjective assessment of the director.

The Board notes that Elizabeth Alexander is a former partner of PricewaterhouseCoopers and Ian Renard is a former consultant to Allens Arthur Robinson, with both professional service firms providing professional advice to the Company during the financial year. In each case, the Board determined (applying the above criteria) that the director was independent despite those former relationships. In each case, the relationship was regarded as immaterial from both the Company's and the professional service firm's point of view using the above quantitative criteria and, in any event, the Board's general subjective assessment of each director was that the Company's relationship with the professional service firm did not prejudice the director's ability to act independently and in the best interests of the Company.

1.4 Nomination Committee

The functions and responsibilities of the Nomination Committee are documented in a formal charter approved by the Board. Currently all members of the Board sit as the Nomination Committee, and the Committee is chaired by the Board Chairperson.

The Committee is responsible for reviewing the Board's membership and making recommendations on any new appointments. The Committee is also responsible for:

> setting and following the procedure for the selection of new directors for nomination;

> conducting regular reviews of the Board's succession plans to enable it to maintain an appropriate mix of skills and experience;

> regularly reviewing the membership of Board committees; and

> conducting annual performance reviews of the Board, individual directors, and the Board committees.

Information about meetings held during the year, and individual directors' attendance at these meetings, can be found on page 44 of the Directors' Report attached to the financial report.

1.5 Director Appointments

Mr Maurice Renshaw was the only new director appointed to the Board during the financial year and, in accordance with the Company's Constitution, he was elected at the 2004 annual general meeting. Miss Elizabeth Alexander and Mr Tony Cipa were each re-elected as directors at the 2004 annual general meeting.

Before their nomination for election or re-election, it is the Company's policy to ask directors to acknowledge to the Board that they have sufficient time to meet the Company's expectations of them. The Board requires that all of its members devote the time necessary to ensure that their contribution to the Company is of the highest possible quality. The Board charter sets out procedures for the removal of a director whose contribution is found to be inadequate.

1.6 Performance Evaluation

As mentioned above, the Board (as the Nomination Committee) meets annually to review its own performance. The Chairperson also holds discussions with individual directors to facilitate peer review. The non-executive directors are responsible for evaluating the performance of the Managing Director, who in turn evaluates the performance of all other senior executives. These evaluations are based on specific criteria including the Company's business performance, whether the long term strategic objectives are being achieved and the achievement of individual performance objectives.

In addition to the briefing papers, agenda and related information regularly supplied to directors, the Board has an ongoing education program designed to give directors further insight into the operation of the Company's business. As part of this program, directors have the opportunity to visit Company facilities and attend meetings and information sessions with employees.

Corporate Governance continued

2. AUDIT AND RISK MANAGEMENT

2.1 Integrity in Financial Reporting and Regulatory Compliance

The Board is committed to ensuring the integrity and quality of its financial reporting, risk management and compliance systems.

Prior to giving their director's declaration in respect of the annual and half-year financial statements, the Board requires the Managing Director and the Finance Director to sign written declarations to the Board that:

> The relevant financial statements present a true and fair view, in all material respects, of the Company's financial condition and operational results, and are in accordance with relevant accounting standards; and

> The declaration is founded on a sound and functioning system of risk management and internal compliance which implements the applicable policies of the Board and which operated efficiently and effectively in all material respects during the applicable period.

2.2 Audit and Risk Management Committee

The Audit and Risk Management Committee is responsible for assisting the Board in fulfilling its financial reporting, risk management and compliance responsibilities. The functions and responsibilities of the Committee are set out in a charter. Broadly, the Committee is responsible for:

> overseeing the Company's system of financial reporting and safeguarding its integrity;

> overseeing risk management and compliance systems and internal control framework;

> monitoring the activities and effectiveness of the internal audit function;

> monitoring the activities and performance of the external auditor and coordinating its operation with the internal audit function; and

> providing full reports to the Board on all matters relevant to the Committee's responsibilities.

The roles and responsibilities of the Committee are reviewed annually.

The Committee currently comprises three independent non-executive directors. Details of the Committee's current members, including their qualifications and experience, are set out in the directors' profiles on pages 32 and 33. The Committee charter provides that a majority of the Committee must be independent directors, and that the Committee Chair must be an independent director who is not also Chairperson of the Board. Executive directors may not be members of the Committee. Members are chosen having regard to their qualifications and training to ensure that each is capable of considering and contributing to the matters for which the Committee is responsible.

The Committee meets at least four times a year, and senior executives and internal and external auditors frequently attend meetings on invitation by the Committee. The Committee holds regular meetings with both the internal and external auditors without management or executive directors present. The Board Chairperson may also attend meetings of the Committee in an ex officio capacity. Details of Committee meetings held during the year and individual directors' attendance at these meetings can be found on page 44 of the Directors' Report attached to the financial report.

A Risk Management Committee of responsible executives reports to the Audit and Risk Management Committee on a quarterly basis. Its task is to quantify and manage certain business risks, including those relating to operating systems, the environment, health and safety, product liability, physical assets, security, disaster recovery, risk financing and compliance. Risk assessment and management policies are reviewed periodically.

2.3 External Auditor

One of the chief functions of the Audit and Risk Management Committee is to review and monitor the performance and independence of the external auditor. The Company's external auditor for the financial year was Ernst & Young, who were appointed by shareholders at the 2002 annual general meeting. A description of the procedure followed in appointing Ernst & Young is set out in the notice of the 2002 annual general meeting.

The Committee has established guidelines to ensure the independence of the external auditor. The external audit partner is to be rotated at least every five years, and the auditor is required to make an independence declaration annually. Information about the total remuneration of the external auditor, including details of remuneration for any non-audit services, can be found on page 93 of the financial report.

The Committee is satisfied that the provision of those non-audit services by the external auditor was consistent with auditor independence.

It is the Company's policy to request that the auditor attend each annual general meeting to be available to answer questions from shareholders.

3. REMUNERATION POLICIES

Detail on the Company's remuneration policies and practices (including details of the Human Resources Committee of the Board, remuneration of directors and senior executives of the consolidated entity and the Company, and details of the Company's employee share, option and performance rights plans) are set out in the Remuneration Report on pages 46 to 60 of this report.

4. MARKET DISCLOSURE

4.1 Summary of Continuous Disclosure Policy

The Board has approved a continuous disclosure policy designed to facilitate the Company's compliance with its obligations under the Australian Stock Exchange (ASX) Listing Rules. The policy:

> gives guidance as to the types of information that may require disclosure, including examples of practical application of the rules;

> gives practical guidance for dealing with market analysts and the media;

> identifies the correct channels for passing on potentially market-sensitive information as soon as it comes to hand;

> establishes regular occasions at which senior executives and directors are actively prompted to consider whether there is any potentially market-sensitive information which may require disclosure; and

> allocates responsibility for approving the substance and form of any public disclosure and communications with investors.

4.2 Securities and Market Disclosure Committee

The Board has delegated authority to a Securities and Market Disclosure Committee, which has a formal charter. The Committee is designed to be convened at short notice to enable the Company to comply with continuous disclosure obligations and securities related issues. It comprises a minimum of any two directors, one of whom must be an independent director.

The Committee has authority to:

> approve the form and substance of any disclosure to be made by the Company to the ASX in fulfilment of its continuous disclosure obligations;

> approve the allotment and issue, and registration of transfers of securities;

> make determinations on matters relating to the location of the share register; and

> effect compliance with other formalities which may be urgently required in relation to matters affecting the share capital.

4.3 Shareholder Communication

In addition to its formal disclosure obligations under the ASX Listing Rules, the Board uses a number of additional means of communicating with shareholders. These include:

> the half-year and annual report;

> posting media releases, public announcements, notices of general meetings and voting results, and other investor related information on the Company's website;

> annual general meetings, including webcasting which permits shareholders worldwide to view proceedings.

The Company has a dedicated corporate governance page on the Company's website which supplements the communication to shareholders in the annual report regarding the Company's corporate governance policies and practices. That web page also contains copies of many of the Company's governance-related documents, policies and information.

The Board is committed to monitoring ongoing developments that may enhance communication with shareholders, including technological developments, regulatory changes and the continuing development of "best practice" in the market, and to implementing changes to the Company's communications strategies whenever reasonably practicable to reflect any such developments.

Corporate Governance continued

5. SECURITIES TRADING POLICY

By promoting director and employee ownership of shares, the Board hopes to encourage directors and employees to become long-term holders of Company securities, aligning their interests with those of the Company. It does not condone short-term or speculative trading in its securities by directors and employees. The Company has a comprehensive securities trading policy which applies to all directors and employees. The policy aims to inform directors and employees of the law relating to insider trading, and provide them with practical guidance for avoiding unlawful transactions in Company securities.

As a basic principle, the policy states that directors and employees should not buy or sell securities in the Company when they are in possession of price sensitive information which is not generally available to the market. The policy identifies trading 'windows' during which, subject to the blanket rule, it is safest to trade in Company securities. Directors and employees are reminded that procuring others to trade in Company securities when in possession of price sensitive information is also a breach of the law and the securities trading policy. Acquisitions of securities under the employee share and option plans are exempt from the prohibition under the Corporations Act 2001.

A procedure of internal disclosure applies to directors and employees wishing to buy or sell Company securities or exercise options over Company shares. Directors and employees are forbidden from making such transactions without the prior approval of the Chairperson (in the case of directors) or the Company Secretary (in the case of employees). Directors also have specific disclosure obligations under the Corporations Act 2001 and the corresponding ASX Listing Rules.

6. ETHICAL STANDARDS

In 2002, the Company set out to identify a set of values common to the diverse business units that form the CSL Group. This process resulted in the adoption of the CSL Group Values, intended to set a foundation for working across the organisation and serve as a tool in decision-making. These values are superior performance, innovation, integrity, collaboration and customer focus.

The Board has also adopted a Corporate Code of Conduct (the Code) outlining its commitment to ethical conduct. The Code sets out principles of conduct derived from the Group Values. The Code includes:

> a commitment to conducting its business with the utmost integrity by complying with laws and regulations in all countries in which the Company operates, and by fulfilling all of its responsibilities to shareholders and the financial community;

> rules guiding employees and directors towards ethical decisions in situations of potential conflict of interest, political involvement, bribery and financial inducements;

> workplace relations principles regarded by the Company as fundamental, including mutual respect, anti-discrimination and freedom of association;

> commitment to adherence to health and safety standards, both of products, through compliance with manufacturing and other best practice standards, and in the provision of safe employee work environments;

> practices for responsible environmental management;

> guidance for beneficial interactive relationships with the communities in which CSL operates and collaboration throughout the organisation.

The Company expects that its contractors will comply not only with the laws of the countries in which they operate, but also with internationally accepted best practice. It therefore expects that contractors also observe the principles set out in the Code of Conduct.

In furtherance of the Code, the Company has adopted a whistleblower policy which outlines the Company's commitment to ensuring that employees are able to raise concerns regarding any illegal conduct or malpractice without being subject to victimisation, harassment or discriminatory treatment, and to have such concerns properly investigated. This Serious Complaints Policy sets out the mechanism by which staff, contractors and consultants can confidently, and anonymously if they wish, voice concerns in a responsible manner without fear of discriminatory treatment.

CSL Limited

Financial Report 2004-2005

Contents

Directors' Report

The Board of Directors of CSL Limited has pleasure in submitting the statement of financial position of the Company and of the consolidated entity at 30 June 2005, and the related statement of financial performance and statement of cash flows for the year then ended, and reports as follows:

1. Directors

The Directors of the Company in office during the financial year and until the date of this report are as follows:

Mr P H Wade (Chairman)

Dr B A McNamee (Managing Director)

Mr J Akehurst

Miss E A Alexander, AM

Mr A M Cipa

Mr I A Renard

Mr M A Renshaw (appointed July 2004)

Mr K J Roberts, AM

Dr A C Webster

Particulars of the directors' qualifications, experience, all directorships of public companies held for the past three years, special responsibilities, ages and the period for which each has been a director are set out in the Directors' Profiles section of the Annual Report.

2. Company Secretary

The company secretary is Mr P R Turvey, BA/LLB, MAICD. Mr Turvey was appointed to the position of company secretary in 1998 having joined the Company in 1992. Before joining CSL Limited he held the role of Company Secretary for five years with Biotech Australia Pty Ltd. Mr E H Bailey, B.Com/LLB, is Assistant Company Secretary and was appointed in 2001 having joined the Company in 2000. Before joining the Company he was a Senior Associate with Arthur Robinson & Hedderwicks.

3. Directors' Meetings

During the year, the Board held 10 meetings. The Audit and Risk Management Committee met four times and the Human Resources Committee met five times. The Nomination Committee comprises the full Board and meets in conjunction with Board Meetings. The Securities and Market Disclosure Committee met 15 times and comprises at least any two Directors, one of whom must be a non-executive director.

The attendances of directors at meetings of the Board and its Committees were:

	Board of Directors		Audit and Risk Management Committee		Securities and Market Disclosure Committee	Human Resources Committee	
	Attended	Maximum	Attended	Maximum	Attended	Attended	Maximum
P H Wade	10	10	4[1]		15	4[1]	
B A McNamee	10	10	4[2]		15	4[2]	
J Akehurst	10	10				4	4
E A Alexander	10	10	4	4			
A M Cipa	10	10	4[2]		2		
I A Renard	10	10	4	4		1	1
M A Renshaw	10	10	1	2			
K J Roberts	10	10				5	5
A C Webster	9	10	1	2		5	5

[1] *Attended for at least part in ex officio capacity*
[2] *Attended for at least part by invitation*

Directors' Report
continued

4. Principal Activities

The principal activities of the consolidated entity during the financial year were the research, development, manufacture, marketing and distribution of biopharmaceutical and allied products. During the year the consolidated entity sold its cell culture business, JRH Biosciences, to Sigma-Aldrich Corporation.

5. Operating Results

The profit of the consolidated entity for the financial year, after providing for income tax, amounted to $546.5 million. This represents a 149% increase on the 2003-2004 result of $219.6 million. Underlying net profit after tax was $316.7 million an increase of 103% over the previous year after adjusting for goodwill and the sale and operating contributions of JRH Biosciences and the Animal Health Division in 2004 and 2005. Net profit after tax including goodwill amortisation but before the sale of JRH Biosciences was $297 million. Sales revenue was $2.75 billion which was up 67% on the previous year. Research and development expenditure was $146m which was up 44% on the previous year. Net operating cash flow was $568 million which was up 174% on the previous year.

6. Dividends

The following dividends have been paid or declared since the end of the preceding financial year:

2003-2004 A final dividend for the year ended 30 June, 2004, of 26 cents per ordinary share, fully franked at 30%, was paid on 8 October, 2004, out of profits for that year as declared by the Directors in last year's Directors' Report.

2004-2005 An interim dividend on ordinary shares of 17 cents per share, fully franked at 30%, was paid on 15 April 2005. The Directors of the Company have declared a final dividend of 30 cents per ordinary share, fully franked and a special dividend of 10 cents per ordinary share franked to 1.78 cents per ordinary share for the year ended 30 June 2005, to be paid out of profits for that year.

In accordance with determinations by the Directors, the Company's dividend reinvestment plan remains suspended.

Total dividends for the 2004-2005 year are:

	On Ordinary shares $000
Interim fully franked dividend paid 15 April 2005	33,701
Final dividend payable on 10 October 2005	73,538

7. Review of Operations

The most significant activity during the year has been the implementation of a complex integration plan to merge the Aventis Behring business acquired in the previous year with ZLB Bioplasma. ZLB Behring, the new merged entity with global sales of $2.2 billion, became a global leader in plasma therapies and a significant supplier of Recombinant Factor VIII for the treatment of Haemophilia A. Sales of intravenous immunoglobulin benefited from improved prices in the United States with the Company's first liquid version being approved in eight European countries. Vivaglobin, the new subcutaneously administered immunoglobulin was approved in Europe late in the year and is currently being evaluated in the US by the FDA.

The Australian plasma products operations, CSL Bioplasma, generated $209 million in sales revenue achieving growth of 17% underpinned by the merging of ZLB Behring's commercial activities in Asia (excluding Japan).

A new Agreement was entered into with the National Blood Authority which provides for the supply of plasma derived therapeutics to Australia for the next five years. In addition, a new five year agreement was entered into with Bayer Healthcare appointing the Company as the exclusive Australian distributor for Bayer's recombinant Factor VIII product.

In regard to the Company's pharmaceutical business, a new influenza vaccine centre was opened with an expanded and upgraded manufacturing facility and an increased ability to supply influenza vaccine to the Australian market and with capacity to efficiently provide vaccine in the event of an influenza pandemic.

In regard to new product development activities, Merck & Co Inc, as the exclusive licensee of a human papillomavirus vaccine, has announced that it intends to file for product registration with the US FDA in the second half of 2005. In Canada the Phase II clinical trials of plasma derived reconstituted high density lipoprotein (rHDL) has recently begun to test whether infusions of rHDL will reduce the volume of plaque in coronary arteries of patients with acute coronary syndromes.

Progress has also been made in the development of the Iscomatrix® adjuvant with the continued clinical program of a number of potential products utilising the technology as well as continuing to work with licensing partners such as Merck and Chiron on new vaccine and immunotherapeutic opportunities.

8. Significant changes in the State of Affairs

In February 2005, the consolidated entity sold its JRH Biosciences business to Sigma-Aldrich Corporation for US$370 million (A$492 million) subject to normal contractual adjustments.

There are no other significant changes in the state of affairs of the consolidated entity during the financial year not otherwise disclosed in this report or in the financial statements.

Directors' Report
continued

9. Significant Events After Year End

Directors are not aware of any matter or circumstance which has arisen since the end of the financial year which has significantly affected or may significantly affect the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in subsequent financial years.

10. Likely Developments, Business Strategies and Future Prospects

In the medium term, the Company will continue to grow through developing differentiated plasma products, expanding flu vaccine sales, receiving royalty flows from the exploitation of the human papillomavirus by Merck & Co. Inc, referred to in section 7 of this Directors' Report and the commercialisation of the Company's Iscomatrix® adjuvant technology. Over the longer term the Company intends to develop new products which are protected by its own intellectual property which are high margin human health medicines marketed and sold by the Company's global operations. Further comments on likely developments and expected results of certain aspects of the operations of the consolidated entity, and on the business strategies and prospects for future financial years of the consolidated entity, are contained in the Year in Review in the Annual Report and in section 7 of this Directors' Report. Additional information of this nature can be found on the Company's website (www.csl.com.au). Any further information of this nature has been omitted as it would unreasonably prejudice the interests of the consolidated entity if this report were to refer further to such matters.

11. Environmental Regulatory Performance

The consolidated entity maintains management systems for health, safety and the environment that are consistent with internationally recognised standards to help ensure that its facilities operate to those standards to help protect its employees, contractors and the environment. The consolidated entity also provides appropriate training and resources so that its employees are equipped to work safely and to maintain incident-free workplaces.

Additionally, the consolidated entity's environmental obligations and waste discharge quotas are regulated under applicable Australian and foreign laws. All environmental performance obligations are monitored by the Board and subjected from time to time to government agency audits and site inspections.

The consolidated entity also endeavours to minimise the environmental impact of its operations by recycling waste paper and other materials and by the responsible management and disposal of all product packaging.

No environmental breaches have been notified by the Environmental Protection Authority in Victoria, Australia, or by any other equivalent Interstate or foreign government agency in relation to the Company's Australian or International operations during the year ended 30 June 2005.

12. Directors' Shareholdings and Interests

At the date of this report, the interests of the directors who held office at 30 June 2005 in the shares, options and performance rights of the Company are set out in tables on pages 57 and 59 of this report.

13. Directors' Interests in Contracts

Section 17 of this report sets out particulars of the Director's Deed entered into by the Company with each director in relation to Board paper access (indemnity and insurance matters).

14. Share Options

As at the date of this report, the number of unissued ordinary shares in the Company under options and under performance rights are set out in Note 28 of the Financial Statements.

Holders of options or performance rights do not have any right, by virtue of the options or performance rights, to participate in any share issue by the Company or any other body corporate or in any interest issued by any registered managed investment scheme.

The number of options exercised during the financial year and the exercise price paid to acquire fully paid ordinary shares in the Company is set out in Note 28 of the Financial Statements. Since the end of the financial year, no further options have been exercised.

During, and since the end of, the financial year, no performance rights were exercised. There were no shares issued as a result of the exercise of performance rights during the financial year or since the end thereof.

15. Remuneration Report

Board and Human Resources Committee

The Board has adopted a formal charter delegating certain of its responsibilities concerning human resources and remuneration to the Human Resources Committee. This charter can be found on the Company's website under Corporate Governance; Board and Committee Charters.

The responsibilities of the Human Resources Committee include:

- reviewing and monitoring the human resources strategic plan;
- reviewing and approving the corporate human resources policies;
- establishing a policy framework for employee and senior executive remuneration;
- reviewing and recommending the terms relating to the Company's employee share, option and performance right schemes;
- recommending to the Board individual senior executive remuneration packages and where appropriate, seeking independent advice regarding senior executive remuneration;

Directors' Report
continued

15. Remuneration Report (cont.)

- recommending to the Board senior executive recruitment, retention and termination policies as well as succession planning strategies and policies;
- reviewing benchmarks against which salary reviews are made and monitoring and reviewing the Company's performance management system; and
- reporting to the Board any findings or recommendations of the Committee after each meeting.

In accordance with the charter, the Board reserves responsibility for:

- the remuneration of non-executive directors;
- setting the terms of employment and remuneration for the Managing Director;
- approving remuneration for senior executive management; and
- the operation and policies relating to the Company's employee share, option and performance right schemes and succession planning.

The Board's Human Resources Committee comprises three members, all of whom are independent non-executive directors. These are:

- Mr Ken Roberts (Chairman);
- Dr. Arthur Webster; and
- Mr John Akehurst.

Mr John Akehurst replaced Mr Ian Renard (formerly a member of the Human Resources Committee) during the course of the year. Mr Kelvin Milroy, the General Manager – Human Resources, acts as Secretary of the Committee. The Board Chairperson may attend any meeting of the Committee in an ex officio capacity. The Managing Director, senior executives and professional advisors retained by the Human Resources Committee may attend meetings by invitation.

The Committee meets at the conclusion of the performance management process, at the conclusion of the succession planning process, and at other times as are required to discharge its responsibilities. Information about Committee meetings held during the year and individual directors' attendance at these meetings can be found in section 3 of this Directors' Report.

Any recommendation made by the Human Resources Committee concerning an individual director or executive's remuneration is made without that director or executive being present.

Non-Executive Directors' Remuneration

The Board's principal responsibility is the oversight of the management of the Company and providing strategic direction for and approving the Company's business strategies and objectives. Non-executive director remuneration is not linked to the Company's short-term financial performance and these directors are not entitled to performance based remuneration or participation in the Company's equity incentive plans.

Non-executive directors are entitled to fixed fees having regard to their Board responsibilities, obligations on any of the four Board committees and the aggregate non-executive director remuneration limit approved by shareholders. Within this limit, the Board determines the fees payable to non-executive directors based on advice from professional advisors which takes into consideration fees payable to non-executive directors by comparable organisations as well as fee levels which the Board considers appropriate to attract and retain high quality non-executive directors having regard to the Company's requirements.

Currently, the Company's Constitution sets the maximum aggregate amount of remuneration which may be paid to non-executive directors at $1,500,000. Any increases to this sum must be approved by shareholders at a general meeting. As contemplated by the Constitution, remuneration for any extra services by individual directors or the reimbursement of reasonable expenses incurred by directors may also be approved by the Board from time to time.

The table on page 52 of this report sets out the fees paid to non-executive directors which amounted to $1,021,876 and which was based on the following schedule:

NED Committee Fees (Effective 1 Jan 2005)

	Board $	Audit & Risk Management Committee $	Human Resources Committee $	Nomination Committee $	Securities & Market Disclosure Committee $
Chairman	250,000	25,000	15,000	-	-
Members	110,000	10,000	7,500	-	-

Non-executive directors participate in the Non-Executive Directors' Share Plan (the NED Share Plan) approved by shareholders at the 2002 annual general meeting. Under the NED Share Plan, non-executive directors take at least 20% of their fees in the form of shares in the Company which are purchased on-market at prevailing share prices. These purchases are made by the NED Share Plan administrator at pre-determined intervals.

In addition to fees paid in cash or taken in the form of shares, non-executive directors also receive superannuation contributions equal to 9% of their fees.

Non-executive directors were entitled to a retirement allowance as approved by shareholders in 1994 equal to the highest fees over any consecutive 36 months of service. If the director had served more than five years on the Board, they would receive another 5% of the base fee at the time of retirement for every additional year served, up to a limit of 15 years. The Board terminated this retirement plan as at 31 December 2003 and froze the retirement allowance as at that date. No Non-executive Director has accrued any entitlement to any retirement allowance since 31 December 2003.

Executive Remuneration Structure

Remuneration Policy

The Company's remuneration policy is designed to be competitive and equitable and to attract and retain high quality employees. The aim of the policy is to provide executives (including Executive Directors and the Company Secretary) with an appropriate balance of fixed and performance related remuneration.

Directors' Report
continued

15. Remuneration Report (cont.)

Fixed remuneration is set at a level competitive with market rates and the performance component ensures that a significant proportion of executive remuneration is at risk by being linked to the achievement of corporate objectives, business performance and shareholder returns. The performance component may also include elements of remuneration designed to encourage retention.

Where appropriate, the Human Resources Committee considers independent external advice in setting both the balance of fixed and performance remuneration and the remuneration levels.

Remuneration Structure

The Company's remuneration structure comprises three core elements:

- fixed remuneration
- short-term incentives
- long-term incentives

Together, these elements comprise an executive's total potential remuneration.

Broadly, an executive will have fixed remuneration and a short-term incentive percentage representing the executive's potential short-term incentive as a percentage of fixed remuneration. Under the Company's performance management system, this percentage ranges from 15% to 50% of fixed remuneration depending on an executive's seniority level. In addition, an executive may participate in specific one-off Board approved incentive arrangements relating to key corporate objectives, milestones or events.

An executive will also have a long-term incentive percentage which is multiplied by their fixed remuneration to derive a long-term incentive amount. This amount influences the level of options or performance rights which may be allocated to an eligible executive under the Company's equity incentive arrangements. The long-term incentive percentage generally reflects an executive's short-term incentive percentage and hence also ranges from 15% to 50% of fixed remuneration.

The short-term and long-term incentive arrangements are discussed further below.

Subject to specific industry or geographical labour market conditions, the short-term and long-term incentive percentages are the same and the proportion of performance related remuneration to an executive's total potential remuneration is kept consistent for a given level of seniority. As an executive's seniority level increases, so do the incentive percentages and the proportion of performance related remuneration to that executive's total potential remuneration.

CSL's performance management system is central to how the Company manages performance related remuneration and its integration into the total remuneration structure. The extent to which executives meet or exceed the performance objectives as set out in the performance management system influences the calculation of short-term incentives as well as executives' ability to participate in the Company's long-term incentive programs. Performance as measured under the performance management system is also taken into consideration in reviewing fixed remuneration.

The total remuneration levels for executive directors and specified executives are illustrated in the tables on pages 52 and 53 of this report. The balance of fixed and performance related remuneration for executive directors and specified executives is illustrated in the table on page 55 of this report.

Fixed Remuneration

Depending on the country in which the executive is employed, an executive's fixed pay is expressed as a "Total Employment Cost" ("TEC") or as "salary plus benefits".

Where a TEC approach is adopted, an executive's fixed remuneration comprises benefits the executive has elected to receive in lieu of salary inclusive of any associated costs such as fringe benefits tax and mandatory superannuation with the balance taken as cash salary. Where a "salary plus benefits" approach is adopted, the salary is specified and the Company provides benefits to an executive consistent with the labour market practices in that jurisdiction.

Executives who are working in a country other than their usual country of residence are eligible to receive benefits in accordance with the Company's expatriate policies. CSL's expatriate arrangements are intended to recompense an executive for the additional commitment and costs associated with working in a different country. The Human Resources Committee periodically reviews these arrangements to ensure appropriateness and consistency with market practices.

The level of fixed remuneration paid to each executive is based on the executive's skills and experience, the requirements for their role and their relevant labour market in terms of the particular industry and geographical location.

In setting fixed remuneration, the executive's total potential remuneration is taken into consideration to ensure appropriateness of the balance between fixed and performance related remuneration and also appropriateness of the resulting total potential remuneration level.

Executive fixed remuneration is reviewed annually to ensure that it remains market competitive for each executive and reflects any changes in an executive's role or relevant employment market conditions. The executive's performance as evaluated against objectives under the Company's performance management system significantly influences recommendations relating to fixed remuneration.

Any recommendations concerning senior executive fixed remuneration levels are made by the Human Resources Committee to the Board for the Board's consideration.

All executives, excluding directors, are eligible to participate in the CSL Global Employee Share Plan on the same terms and conditions as all other employees. A description of this Plan is set out in note 28 "Employee Benefits" of the financial statements.

Short-term Incentives

Short-term incentives may be awarded to employees based on their annual performance as evaluated under the CSL performance management system. In addition, the Human Resources Committee may recommend the establishment of specific incentive programs linked to the achievement of key corporate objectives, milestones or events. Short-term incentives are paid in cash.

Directors' Report
continued

15. Remuneration Report (cont.)

All executive directors and specified executives are eligible to receive an annual incentive under the Company's performance management system. This system facilitates consideration of appropriate performance metrics by the Company and by executives and provides the mechanism for the payment of incentives linked to measurable gains in the achievement of the Company's corporate objectives.

Under the performance management system, usually no more than six key performance objectives for a financial year are specified along with actions to achieve the stated objectives and indicators or measures to be applied in assessing an executive's performance against the objectives.

Typically, the performance objectives comprise elements relating to individual performance (specific business tasks), the performance of the relevant business division or function depending on the executive's role (eg revenue, cost targets) and in some cases, that of the CSL group. Importantly, consistent with the philosophy of the short-term incentive percentage representing the potential short-term incentive, performance is assessed against the extent to which these objectives are exceeded and not simply met. As discussed below, the objectives directly relate to the corporate objectives, strategic plans and financial budgets approved by the Board.

Accordingly, the specific short-term incentive objectives vary from executive to executive both in terms of their nature and the weighting of these objectives in accordance with the Company's priorities.

In relation to process, the Board approves the corporate objectives, strategic plans and financial budgets. The Board also approves the Managing Director's specific performance objectives established with reference to the Board approved corporate objectives, plans and budgets. The Managing Director specifically approves the performance objectives for other executives which are also based on the Board approved corporate objectives, plans and budgets and which are also linked to the Managing Director's performance objectives.

Annual performance objectives and assessment criteria are established consistent with the corporate objectives and business plans approved by the Board and the responsibilities of the executive's position. Upon completion of the annual performance period, performance reviews are then conducted. Proposed incentive payments are then derived from this process having regard to the established performance objectives and assessment criteria. The Human Resources Committee or Board then considers the proposed incentive payments for approval.

In relation to one-off incentive programs, two programs were approved by the Board during the year. A retention incentive was approved payable to certain executives who remained with the CSL Group until successful completion of the sale of JRH Biosciences provided the business unit met and continued to meet specific business performance targets. The Board approved on 16 March 2004 an incentive linked to the successful integration of ZLB Behring based on integration metrics approved by the Board which were previously used to evaluate the Aventis Behring acquisition.

As with proposed incentive payments under the Company's performance management system, any proposed payments under the one-off incentive programs are considered for approval by the Human Resources Committee or Board.

Further details relating to payments under the short-term incentive programs are set out on pages 52 and 53 of this report.

Long-term Incentives

Long-term incentives are reserved for employees who have performed to a required performance level and who are regarded as being of strategic operational importance to the Company and for prospective key employees. The Company used the CSL Performance Rights Plan approved by shareholders at the 2003 annual general meeting for this purpose during the financial year.

Performance Rights Plan

The number of Performance Rights issued to an executive is dependent upon an executive's long term incentive percentage and the Company's share price. In the case of Executive Directors, any allocations of Performance Rights are also subject to shareholder approval. Shareholder approval was obtained at the 2003 annual general meeting for up to 350,000 performance rights to be issued in total to Dr Brian McNamee and Mr Tony Cipa over three years.

During the financial year, Performance Rights were granted as equity compensation benefits to executive directors and specified executives on the basis that they were strategically operationally important employees who had performed to a required performance level as evaluated under the Company's performance management system.

The Performance Rights were issued for no consideration. Each Right entitles the holder to subscribe for one fully paid ordinary share in the entity for either nil or nominal consideration. A Performance Right may only be exercised when it has become a Vested Performance Right. Unvested Performance Rights cannot be exercised and lapse on termination of employment. Vested Performance Rights can be exercised from the date they become Vested Performance Rights until they lapse which is seven years from their issue date.

Performance Rights may become Vested Performance Rights if the Company satisfies specific Performance Hurdles during specified Performance Periods.

The minimum Performance Period is three years. If all eligible Performance Rights do not vest at the end of this period, performance may be reassessed at one-yearly intervals for up to a further two years. Any Performance Rights which remain unvested after the last reassessment lapse.

The Board believes that a three year performance period is an appropriate minimum time-frame over which executives should be assessed in relation to the achievement of long-term corporate objectives.

Directors' Report
continued

15. Remuneration Report (cont.)

If Performance Rights remain unvested at the end of this period, performance is tested again a year later over at least a four year performance period. If the Performance Hurdle is not fully met at this time, performance is subject to a final test one further year later over at least a five year performance period.

The measure used in the Performance Hurdle is the Company's Total Shareholder Return (TSR) relative to that of the companies comprising the ASX top 100 by market capitalisation (excluding companies with the GICS industry codes of commercial banks, oil and gas and metals and mining). The Peer Groups for various allocations were established on 1 October 2003, 31 March 2004 and 1 October 2004 and are stipulated in the documents evidencing the respective grants.

The Board's view is that TSR is an appropriate measure to assess long-term performance as this measure closely reflects shareholder requirements in terms of share price growth and distributions. Also, the extent to which longer-term corporate objectives are achieved should be reflected in the Company's share price and dividend paying capacity by this time.

Given the Company's relevant capital markets, the Board's view is that the Peer Group best represents the jurisdiction and also the companies with which CSL competes for capital. As the Company is employing a relative TSR measure, the Board's opinion was to exclude from the Peer Group companies operating in distinctive industries not relevant to CSL (such as mining companies).

The Performance Hurdle is defined so that a proportion of Performance Rights vest when a minimum target is reached and this proportion increases as performance exceeds the minimum target.

In relation to Performance Rights granted to date, if the Company's performance in terms of TSR ranking places it below the 50th percentile at every Test Date, none of the Performance Rights will vest. Where the Company is placed at or above the 75th percentile on any Test Date, all of the Performance Rights, which have reached or exceeded the minimum Performance Period of three years will vest. 50% of the eligible Performance Rights vest upon CSL being ranked at the 50th percentile with the balance vesting on a straight line basis between the 50th and 75th percentiles. The data used to assess performance is provided by external advisors.

SESOP II

The Senior Executive Share Ownership Plan II ("SESOP II") has previously been used for the purpose of delivering long-term incentives. SESOP II was approved by special resolution at the annual general meeting of the Company on 20 November 1997.

Under this program, options were issued for a term of seven years and began to be exercisable, subject to satisfying the performance hurdle, after the third anniversary of the date of grant. An allocation could be fully exercisable after five years. The exercise price was calculated using the weighted average price over the five days preceding the issue date of the option.

For the options to be exercisable, a performance hurdle relating to earnings per share for CSL ordinary shares must be met. Specifically, for the period from the financial year preceding the grant of options until the financial year prior to the date of exercise, pre-abnormal earnings per share must increase by 7% compound per annum. Either none or all of the options are exercisable depending upon whether this target is achieved.

In addition, there is also an individual employee hurdle requiring an executive to obtain for the financial year prior to exercise of the options, a satisfactory rating under the Company's performance management system.

In relation to grants of options made in previous financial years, the Board's view was that an earnings per share performance hurdle was most appropriate given a key approved corporate objective of pursuing sustainable growth.

Under the rules of SESOP II, participants may be provided with a loan to fund the exercise of the options. Consequently, no loan is made to the recipients of options until the option is exercised and no amounts are recorded in receivables until the option is exercised. Interest equivalent to the after-tax cash amount of dividends on the underlying shares (excluding the impact of imputation and assuming a marginal income tax rate of 48.5%) is charged on the loan.

No options were issued under SESOP II during the 2005 financial year.

The table below indicates the Company's annual compound growth in earnings per share (EPS) from various base financial years. Options granted under SESOP and SESOP II are subject to the hurdle of 7% annual compound growth in such earnings.

SESOP	Financial Year								
Allocation	1997	1998	1999	2000	2001	2002	2003	2004	2005
1997	21%	24%	17%	16%	19%	23%	10%	24%	33%
1998		27%	16%	15%	18%	24%	9%	24%	34%
1999			6%	9%	15%	23%	5%	24%	35%
2000				13%	20%	29%	5%	28%	41%
2001					28%	38%	3%	32%	47%
2002						50%	(8%)	33%	52%
2003							(43%)	26%	53%
2004								179%	152%
2005									128%

Irrespective of the base year, every allocation of options has to date satisfied the performance hurdle between when the options became first exercisable and their expiry date. Accordingly, except for options lapsing in accordance with the Rules (eg termination of employment) all options that have met the time-related vesting requirements have vested.

As mentioned earlier in this report, short-term incentives are principally managed by the Company's performance management system. Also, until July 2003, long-term incentives were delivered through SESOP and SESOP II using options having an EPS hurdle. Accordingly, until July 2003, there is no direct link between TSR and performance related pay except to the extent that EPS may influence TSR.

Directors' Report
continued

15. Remuneration Report (cont.)

Since October 2003, the Company has provided long-term incentives using Performance Rights which have a TSR hurdle. While no Performance Period has yet completed for any allocation, the table below summarises the prospect of Performance Rights vesting given the Company's relative TSR performance over the Performance Period to date.

Peer Group Establishment Date	Company TSR[1]	Percentile Rank[1,2]	Rights Vesting[1,2]
1 October 2003	119%	99	100%
31 March 2004	65%	92	100%
1 October 2004	22%	74	98%

[1] Test date of 31 March 2005 being the most recent periodical update to participants

[2] All Performance Rights vest at the 75th percentile

Director and Executive Contracts

Non Executive Directors

Non-executive directors are subject to ordinary election and rotation requirements as stipulated in the ASX Listing Rules and the Company's Constitution. Accordingly, there are no specific employment contracts with non-executive directors.

Executive Directors and Specified Executives

Each contract outlines the key terms of employment including the executive's fixed remuneration. The potential short term incentive may also be stipulated in the contract or be governed by the Company's remuneration structure which governs the level of short-term incentives applicable to seniority levels.

It is the Company's general practice that employment contracts for executive directors and specified executives do not have a fixed term. Except for Mr Tom Giarla who is on a fixed term contract expiring on 31 January 2006, all of the executive directors' and specified executives' employment contracts do not have a fixed term.

It is the Company's policy that employment contracts for executive directors and specified executives contain provisions for termination with notice or payment in lieu thereof and for termination by the Company without notice for serious misconduct and breach of contract.

Certain executive directors and specified executives may be entitled to receive a termination payment in addition to notice where the Company terminates employment with the executive. In all circumstances, termination payments are not required to be made where termination of employment by the Company occurs for serious misconduct and breach of contract.

The notice period required to be given by the employee or the Company along with any termination payments to which they may be eligible are set out in the table below. With the exception of Tom Giarla whose termination payment may include potential bonuses, termination payments for all executive directors and specified executives are expressed in months and calculated by reference to TEC or salary (excluding benefits) which the executive would have earned over that time.

	Notice Period by Company	Notice Period by Employee	Termination Payments
Executive Directors			
B A McNamee	6 months	6 months	12 months
A M Cipa	6 months	6 months	12 months
Specified Executives			
P Turner	6 months	6 months	12 months
C Arnit	6 months	6 months	6 months
P Bordonaro	3 months	3 months	12 months
A Cuthbertson	6 months	6 months	12 months
P Turvey	6 months	6 months	12 months
K Milroy	3 months	3 months	12 months[1]
A Martinez	6 months	6 months	12 months
M Sontrop	3 months	3 months	12 months
H Strenger	3 months	3 months	12 months
T Giarla	3 months	3 months	12 months plus bonus potential

[1] Estimated; termination payment is actually based on terms expressed as 5 weeks per year of service (for 5 years) plus 3 weeks for year thereafter to maximum of 15 years.

Directors' Report
continued

15. Remuneration Report (cont.)

Director and Executive Remuneration

Director Remuneration – Audited Section

		Primary			Post employment		Equity		
		Cash salary and fees[3] $	Cash Bonus[4] $	Non-monetary Benefits $	Super-annuation $	Retirement Benefits $	Performance Rights[5] $	Options[5] $	Total $
Executive Directors									
Dr B A McNamee	**2005**	**1,257,993**	**1,300,000**	**68,678**	**40,202**	-	**246,680**	-	**2,913,553**
Managing Director	2004	947,207	482,500	79,635	44,254	-	65,522	-	1,619,118
A M Cipa	**2005**	**508,020**	**495,000**	**2,565**	**42,531**	-	**138,349**	**31,269**	**1,217,734**
Finance Director	2004	406,552	176,000	2,645	33,448	-	40,197	92,500	751,342
Non-executive Directors									
P H Wade	**2005**	**235,000**	-	-	**21,150**	-	-	-	**256,150**
Chairman	2004	210,000	-	-	18,900	-	-	-	228,900
J Akehurst[1]	**2005**	**108,750**	-	-	**9,788**	-	-	-	**118,538**
Non-executive director	2004	25,000	-	-	2,250	-	-	-	27,250
E A Alexander	**2005**	**127,500**	-	-	**11,475**	-	-	-	**138,975**
Non-executive director	2004	110,000	-	-	9,900	-	-	-	119,900
I A Renard	**2005**	**118,750**	-	-	**10,688**	-	-	-	**129,438**
Non-executive director	2004	107,500	-	-	9,675	-	-	-	117,175
M A Renshaw[2]	**2005**	**110,000**	-	-	**9,900**	-	-	-	**119,900**
Non-executive director	2004	-	-	-	-	-	-	-	-
K J Roberts	**2005**	**120,000**	-	-	**10,800**	-	-	-	**130,800**
Non-executive director	2004	105,000	-	-	9,450	-	-	-	114,450
A C Webster	**2005**	**117,500**	-	-	**10,575**	-	-	-	**128,075**
Non-executive director	2004	103,750	-	-	9,338	-	-	-	113,088
Total of all Directors	**2005**	**2,703,513**	**1,795,000**	**71,243**	**167,109**	-	**385,029**	**31,269**	**5,153,163**
	2004	2,015,009	658,500	82,280	137,215	-	105,719	92,500	3,091,223

1. Mr J Akehurst commenced 1 April 2004
2. Mr M A Renshaw commenced 20 July 2004
3. As disclosed on page 47 of this Report under the section titled "Non-Executive Directors' Remuneration", non-executive directors participate in the NED Share Plan under which non-executive directors take at least 20% of their fees in the form of shares in the Company which are purchased on-market at prevailing share prices.
4. As disclosed on pages 48 and 49 of this Report under the section titled "Short-term Incentives", executive directors were entitled to receive one-off bonuses linked to meeting performance objectives relating to the successful integration of ZLB Behring.

   Of the $1,300,000 cash bonus to Dr B A McNamee, $650,000 resulted from his annual performance as evaluated by the Board under the Company's performance management system and $650,000 was awarded in relation to the one-off Board approved ZLB Behring Integration program.

   Of the $495,000 cash bonus to A M Cipa, $275,000 was awarded as a result of his annual performance under the Company's performance management system as approved by the Board and $220,000 was awarded in relation to the one-off Board approved ZLB Behring integration program.

   In relation to the ZLB integration bonus, the bonus was dependant upon achieving 95% of the earnings and cash flow integration targets based on integration metrics used by the Board to evaluate the Aventis Behring acquisition.
5. The options and rights have been valued using a combination of the Binomial and Black Scholes option valuation methodologies as at the grant date adjusted for the probability of performance hurdles being achieved. This valuation was undertaken by PricewaterhouseCoopers.

   The amounts disclosed in remuneration have been determined by allocating the value of the options and performance rights evenly over the period from grant date to vesting date in accordance with applicable accounting standards. As a result, the current year includes options that were granted in prior years and therefore disclosed as part of the executive director's remuneration in prior years using the grant date basis of measurement.

Directors' Report
continued

15. Remuneration Report (cont.)

Specified Executive Remuneration – Audited Section

		Primary			Post employment		Equity		
		Cash salary and fees[1,2] $	Cash Bonus[1,3] $	Non-monetary Benefits $	Super-annuation[1] $	Retirement Benefits $	Performance Rights[4] $	Options[4] $	Total $
Specified Executives									
P Turner	**2005**	**946,377**	**762,440**	**4,172**	**78,260**	-	**83,514**	**200,002**	**2,074,765**
President - ZLB Behring (based in United States)	2004	745,385	403,056	-	40,823	-	16,351	270,546	1,476,161
C Armit	**2005**	**381,966**	**124,500**	**62,895**	**33,160**	-	**47,121**	**160,066**	**809,708**
President - CSL Pharmaceutical (based in Australia)	2004	369,544	160,000	-	28,800	-	10,326	228,524	797,194
P Bordonaro	**2005**	**368,755**	**120,000**	**29,650**	**30,783**	-	**68,085**	**31,269**	**648,542**
General Manager - CSL Bioplasma (based in Australia)	2004	324,883	105,900	23,647	27,512	-	18,617	92,500	593,059
A Cuthbertson	**2005**	**324,772**	**105,000**	**53,614**	**24,747**	-	**37,166**	**173,777**	**719,076**
Chief Scientific Officer (based in Australia)	2004	290,000	72,500	10,987	-	-	7,852	193,165	574,504
P Turvey	**2005**	**366,197**	**294,000**	**31,859**	**48,740**	-	**58,319**	**126,414**	**925,529**
Company Secretary and General Counsel (based in Australia)	2004	295,392	101,100	20,558	40,440	-	9,435	170,013	636,938
K Milroy	**2005**	**392,405**	**258,566**	**23,495**	**33,913**	-	**20,896**	**82,156**	**811,431**
General Manager - Human Resources (based in United States)	2004	263,063	145,801	19,425	32,935	-	410	166,518	628,152
T Giarla	**2005**	**481,889**	**1,574,604**	**9,663**	**29,382**	-	**20,747**	**98,628**	**2,214,913**
President - JRH Biosciences (based in United States)	2,004	384,809	182,252	34,307	15,421	-	-	169,800	786,589
A Martinez	**2005**	**397,795**	**418,082**	-	**25,533**	-	**25,219**	-	**866,629**
Executive Vice President - Commercial Development - ZLB Behring (based in United States)	2004	102,830	105,648	-	5,246	-	495	-	214,219
M Sontrop	**2005**	**534,478**	**427,700**	**2,725**	**45,652**	-	**21,976**	**66,836**	**1,099,367**
Senior Vice President and Managing Director - Marburg - ZLB Behring (based in Germany)	2004	385,656	213,776	-	34,762	-	431	146,378	781,003
H Strenger	**2005**	**1,311,049**	**239,705**	-	**26,750**	-	**10,088**	-	**1,587,592**
Vice President and General Manager - Japan - ZLB Behring (based in Japan)	2004	162,532	299,159	-	6,947	-	198	-	468,836
Total Specified Executives	**2005**	**5,505,683**	**4,324,597**	**218,073**	**376,920**	-	**393,131**	**939,148**	**11,757,552**
	2004	3,324,094	1,789,192	108,924	232,886	-	64,115	1,437,444	6,956,655

1. Cash salary and fees, cash bonuses and superannuation paid in foreign currency have been converted to Australian dollars at the average exchange rate for the year ended 30 June 2005. Both the amount of remuneration and any movement in comparison to prior years may be influenced by changes in the respective currency exchange rates.

Directors' Report
continued

15. Remuneration Report (cont.)

Specified Executive Remuneration – Audited Section (cont.)

² Certain specified executives receive specific allowances in connection with the Company's expatriate remuneration policies as follows:

Specified Executives		Fixed Base Salary $	Expatriate Allowances $	Total Cash Salary $
P Turner	2005	846,928	99,449	946,377
K Milroy	2005	299,788	92,617	392,405
M Sontrop	2005	411,136	123,342	534,478
H Strenger	2005	600,686	710,363	1,311,049

Mr H Strenger's cash salary and fees includes payments relating to particular expatriate arrangements resulting from his previous contractual rights with Aventis Behring and the transition to CSL's expatriate policies.

³ Included in cash bonuses are the following ZLB integration bonuses to key executives of the integration team: P Turner $381,220; P Turvey $126,000; K Milroy $137,902; A Martinez $198,897 and M Sontrop $210,209.

T Giarla was entitled to receive a US $300,000 non-compete payment (effective for up to 2 years) relating to the sale of JRH Biosciences and was also entitled to receive a US $300,000 sign-on fee on entering into an employment agreement with CSL in lieu of further entitlements in connection with the sale of JRH Biosciences.

⁴ The options and rights have been valued using a combination of the Binomial and Black Scholes option valuation methodologies as at the grant date adjusted for the probability of performance hurdles being achieved. This valuation was undertaken by PricewaterhouseCoopers.

The amounts disclosed have been determined by allocating the value of the options and performance rights evenly over the period from grant date to vesting date in accordance with applicable accounting standards. As a result, the current year includes options that were granted in prior years and disclosed as part of the executive's remuneration in prior years using the grant date basis of measurement.

Directors' Report
continued

15. Remuneration Report (cont.)

Executive Directors and Specified Executives

Fixed and Performance Remuneration Components

Remuneration Components as a Proportion of Total Remuneration

	Fixed Remuneration (not linked to company performance)[1]	Performance Related Remuneration				
			Equity Based			
		Cash Based STI[2]	Performance Shares	Performance Options	Total[3]	Total
Executive Directors						
B A McNamee	47%	45%	8%	0%	53%	100%
A M Cipa	45%	41%	11%	3%	55%	100%
Specified Executives						
P Turner	50%	37%	4%	9%	50%	100%
C Armit	59%	15%	6%	20%	41%	100%
P Bordonaro	66%	19%	10%	5%	34%	100%
A Cuthbertson	56%	15%	5%	24%	44%	100%
P Turvey	48%	32%	6%	14%	52%	100%
K Milroy	55%	32%	3%	10%	45%	100%
T Giarla	24%	71%	1%	4%	76%	100%
A Martinez	49%	48%	3%	0%	51%	100%
M Sontrop	53%	39%	2%	6%	47%	100%
H Strenger	84%	15%	1%	0%	16%	100%

1. Remuneration not linked to company performance means fixed remuneration as outlined in the section "Executive Remuneration Structure" on pages 47 and 48 of this report and comprises cash salary, superannuation and non monetary benefits (interest on loans).

   As stated under the section "Fixed Remuneration" on page 48 of this report, any recommendations concerning senior executive fixed remuneration levels are significantly influenced by the executive's performance as assessed under the Company's performance management system.

2. Cash based STI includes any payments based on the executive's performance under the Company's performance management system as well as any payments pursuant to the specific one-off programs approved by the Board relating to the integration of ZLB Behring and the JRH Biosciences sale.

3. The balance between fixed and performance related pay, the relationship between short-term and long-term incentive percentages has been significantly influenced during the financial year as a result of cash based short term incentive payments in connection with the integration of ZLB Behring and the sale of JRH Biosciences.

   In addition, aside from foreign currency influences, relativities have also been affected by the grants of Performance Rights for certain executives being recognised in the 2004 financial accounts and the proposed grant of Performance Rights which will be recognised in the 2006 financial accounts.

Directors' Report
continued

15. Remuneration Report (cont.)

Directors and Specified Executives

Performance Remuneration

	Short term incentive[1]		Estimates of the maximum remuneration amounts which could be received under the 2005 equity grants in future years[3]			(A) Remuneration consisting of options[2]	(B) Value at grant date[4]	(C) Value at exercise date[5]	(D) Total of columns (B) to (C)
	Percentage Awarded[1]	Percentage Not Awarded[1]	2006	2007	2008	%	$	$	$
Executive Directors									
B A McNamee	100.0%	-	-	-	-	8%	-	1,692,000	1,692,000
A M Cipa	100.0%	-	-	-	-	14%	-	501,246	501,246
Specified Executives									
P Turner	100.0%	-	-	-	-	14%	-	153,186	153,186
C Armit	75.0%	25.0%	24,828	24,828	24,828	26%	24,960	1,427,200	1,452,160
P Bordonaro	75.0%	25.0%	-	-	-	15%	-	342,580	342,580
A Cuthbertson	75.0%	25.0%	-	-	-	29%	-	232,320	232,320
P Turvey	100.0%	-	-	-	-	20%	-	341,438	341,438
K Milroy	87.5%	12.5%	-	-	-	13%	-	219,940	219,940
T Giarla	100.0%	-	24,828	24,828	24,828	5%	24,960	454,320	479,280
A Martinez	100.0%	-	-	-	-	3%	-	-	-
M Sontrop	100.0%	-	-	-	-	8%	-	416,460	416,460
H Strenger	100.0%	-	-	-	-	1%	-	-	-

1. Short term incentive awarded and not awarded relates to the period ended 30 June 2005 only.

   As mentioned on pages 48 and 49 of this report under the section 'Short-term incentives", consistent with the philosophy of the short-term incentive percentage representing the potential short-term incentive is that performance under the performance management system is assessed in terms of the extent to which objectives are exceeded.

   Accordingly, to be awarded 100% of short-term incentive, an executive is required to have exceeded all performance objectives. An executive who has obtained less than 100% of their incentive payment may have met all their objectives and exceeded some of their objectives but may not have exceeded all of the performance objectives.

2. The balance between fixed and performance related pay and the relationship between long-term incentive pay and total remuneration has been significantly influenced during the financial year as a result of cash based short term incentive payments pursuant to the specific one-off programs approved by the Board in connection with the integration of ZLB Behring and the sale of JRH Biosciences.

   In addition, relativities have also been affected by the grants of Performance Rights for certain executives being recognised in the 2004 financial accounts and the proposed grant of Performance Rights which will be recognised in the 2006 financial accounts.

3. The maximum value has been determined at grant date and amortised in accordance with the applicable accounting standard requirements. The minimum value of the grant is $nil if the performance conditions are not satisfied. No options were granted during 2005.

4. The value at grant date has been determined by the share price at the close of business on grant date less the option exercise price times by the number of options granted during 2005.

5. The value at exercise date has been determined by the share price at the close of business on exercise date less the option exercise price times by the number of options exercised during 2005.

Directors' Report
continued

15. Remuneration Report (cont.)

Directors and Specified Executives

Options and Rights Holdings

Performance Rights

	Balance at 1 July 2004	Number Granted	Balance at 30 June 2005	Number Lapsed	Terms and Conditions for Performance Rights grants during 2005			
					Grant Date	Value per Right at Grant Date	First Exercise Date	Last Exercise Date
Executive Directors								
B A McNamee	70,000	-	70,000	-				
A M Cipa	40,000	-	40,000	-				
Specified Executives								
P Turner	24,800	-	24,800	-				
C Armit	8,400	6,000	14,400	-	25-Aug-04	$20.69	30-Sep-07	25-Aug-11
P Bordonaro	20,800	-	20,800	-				
A Cuthbertson	11,100	-	11,100	-				
P Turvey	17,100	-	17,100	-				
K Milroy	5,800	-	5,800	-				
T Giarla	-	6,000	6,000	-	25-Aug-04	$20.69	30-Sep-07	25-Aug-11
A Martinez	7,000	-	7,000	-				
M Sontrop	6,100	-	6,100	-				
H Strenger	2,800	-	2,800	-				
Total	**213,900**	**12,000**	**225,900**	**-**				

The Board has resolved to make grants of Performance Rights relating to the 2005 financial year subsequent to completing assessments under the Company's performance management system and annual reviews of executive remuneration levels. In relation to the 2004 financial year, grants of performance rights to a number of executive directors and specified executives were recognised in the 2004 financial statements. For this reason, only a small number of grants are being recognised this financial year.

SESOP and SESOP II Options

	Balance at 1 July 2004	Number Granted	Number Exercised	Number Lapsed	Balance at 30 June 2005	Number Vested
Executive Directors						
B A McNamee	100,000	-	100,000	-	-	-
A M Cipa	100,954	-	25,954	-	75,000	60,000
Specified Executives						
P Turner	185,192	-	10,192	-	175,000	80,000
C Armit	250,000	-	160,000	-	90,000	-
P Bordonaro	101,000	-	26,000	-	75,000	60,000
A Cuthbertson	135,000	-	48,000	-	87,000	-
P Turvey	125,924	-	25,924	-	100,000	40,000
K Milroy	84,000	-	14,000	-	70,000	21,000
T Giarla	139,500	-	36,000	-	103,500	72,000
M Sontrop	91,000	-	33,000	-	58,000	19,800
Total	**1,312,570**	**-**	**479,070**	**-**	**833,500**	**352,800**

In relation to the 2005 financial year, the Company used the CSL Performance Rights Plan approved by shareholders at the 2003 annual general meeting for long term incentive purposes. Accordingly, no options were issued under SESOP II during the financial year. The last grant of options under SESOP II was made in July 2003.

Directors' Report

continued

15. Remuneration Report (cont.)

Directors and Specified Executives
Shares on Exercise of Options and Rights

	Date Options Granted[1,2]	Number of Shares	Paid $ Per Share	Unpaid $ Per Share
Executive Directors				
B A McNamee	Nov-1997	100,000	8.93	-
A M Cipa	Jul-1998	5,954	10.82	-
	Jul-1999	20,000	13.23	-
Specified Executives				
P Turner	Jul-1998	10,192	10.82	-
C Armit	Feb-2000	160,000	23.07	-
P Bordonaro	Jul-1998	6,000	10.82	-
	Jul-1999	20,000	13.23	-
A Cuthbertson	Feb-2000	48,000	21.01	-
P Turvey	Jul-1998	5,924	10.82	-
	Jul-1999	20,000	13.23	-
K Milroy	Jul-1999	14,000	13.23	-
T Giarla	Jul-1999	36,000	13.23	-
M Sontrop	Jul-1999	33,000	13.23	-
Total		**479,070**		

[1] For all of the Options granted, the time-related vesting criteria was 60% of the allocation after 3 years from grant date, 20% after 4 years from grant date and the balance of 20% after 5 years from grant date.

[2] Refer to the table on page 57 of this report for the balance of options and performance rights held by executive directors and specified executives subsequent to exercise of the options and performance rights as set out above.

Directors' Report
continued

15. Remuneration Report (cont.)

Directors and Specified Executives Shareholding

	Balance at 1 July 2004	Options exercised during year	Other changes during year	Balance at 30 June 2005	Balance as of date of this report
Directors					
B A McNamee	770,651	100,000	(527,140)	343,511	343,511
A M Cipa	8,468	25,954	(25,875)	8,547	8,547
P H Wade	28,490		2,420	30,910	31,267
J Akehurst	2,500		3,813	6,313	6,470
E A Alexander	5,215		1,301	6,516	6,673
I A Renard	5,342		1,031	6,373	6,530
M A Renshaw			659	659	816
K J Roberts	4,872		966	5,838	5,995
A C Webster	7,876		966	8,842	8,999
Specified Executives					
P Turner	2,050	10,192		12,242	12,242
C Armit	724	160,000	(49,814)	110,910	110,910
P Bordonaro	36,760	26,000	(36,000)	26,760	26,760
A Cuthbertson	30,379	48,000	(30,000)	48,379	48,379
P Turvey	30,734	25,924	(9,687)	46,971	46,971
K Milroy	31,304	14,000	(8,701)	36,603	36,603
T Giarla	40,500	36,000	(76,500)		
A Martinez			121	121	121
M Sontrop	1,559	33,000	(32,704)	1,855	1,855
H Strenger	-	-	-	-	-
Total	**1,007,424**	**479,070**	**(785,144)**	**701,350**	**702,649**

Loans to Directors and Specified Executives

Details of the aggregate of loans to Directors and Specified Executives are as shown:

		Opening Balance $000	Interest Charged $000	Interest Not Charged $000	Closing Balance $000	Number in group 30 June 2005
Directors	**2005**	**1,882**	**71**	**71**	**941**	**2**
	2004	1,893	51	133	1,882	2
Specified executives	**2005**	**1,930**	**72**	**218**	**5,041**	**10**
	2004	1,587	28	137	1,930	6
Total Directors and Specifed Executives	**2005**	**3,812**	**143**	**289**	**5,982**	**12**
	2004	3,480	79	270	3,812	8

Directors' Report
continued

15. Remuneration Report (cont.)

Details of individuals with loans above $100,000 in the reporting period are as follows:

	Balance at 1 July 2004 $000	Interest Charged $000	Interest Not charged $000	Balance at 30 June 2005 $000	Highest owing in period $000
Directors					
B A McNamee	1,834	70	69	893	2,727
Specified Executives					
P Turner	-	3	4	110	110
C Armit	-	14	63	2,537	2,537
P Bordonaro	462	15	30	330	791
A Cuthbertson	155	15	54	1,008	1,008
P Turvey	397	16	32	593	726
K Milroy	381	8	23	463	463
T Giarla	536	-	10	-	1,012
M Sontrop	-	-	3	-	437

All of the loans relate to SESOP and SESOP II under which executive directors and specified executives were provided with loans to fund the exercise of options. SESOP was terminated by the Company and there are no longer any outstanding options under SESOP. No grants of options have been made under SESOP II since July 2003.

Loans to executive directors and specified executives relating to SESOP are interest free. Loans relating to SESOP II are charged interest at a concessional average rate of 2%. This is based on interest being charged equivalent to the after-tax cash amount of dividends on the underlying shares (excluding the impact of imputation and assuming a marginal income tax rate of 48.5%). The average commercial rate of interest during the year was 7%.

Directors' Report
continued

16. Other Transactions and Balances with Directors and Specified Executives

The directors and specified executives and their related entities have the following transactions with entities within the consolidated entity that occur within a normal employee, customer or supplier relationship on terms and conditions no more favourable than those which it is reasonable to expect the entity would have adopted if dealing at arm's length in similar circumstances:

- The Company has a number of contractual research relationships with the University of Melbourne of which Mr Ian Renard is the Chancellor and Miss Elizabeth Alexander is the Chair of the Finance Committee and a member of the Council.
- The parent entity made contributions during the financial year to the CSL Superannuation Plan. Dr B A McNamee is a shareholder of the Plan's trustee company, but not a member of the Plan.

17. Indemnification of Directors and Officers

During the financial year, the insurance and indemnity arrangements discussed below were in place concerning directors and officers of the consolidated entity:

The Company has entered into a Director's Deed with each director regarding access to Board papers, indemnity and insurance. Each Deed provides:

(a) an ongoing and unlimited indemnity to the relevant director against liability incurred by that director in or arising out of the conduct of the business of the Company or of a subsidiary (as defined in the Corporations Act) or in or arising out of the discharge of the duties of that director. The indemnity is given to the extent permitted by law and to the extent and for the amount that the relevant director is not otherwise entitled to be, and is not actually, indemnified by another person or out of the assets of a corporation, where the liability is incurred in or arising out of the conduct of the business of that corporation or in the discharge of the duties of the director in relation to that corporation;

(b) that the Company will maintain, for the term of each director's appointment and for seven years following cessation of office, an insurance policy for the benefit of each director which insures the director against liability for acts or omissions of that director in the director's capacity or former capacity as a director of the Company; and

(c) the relevant director with a right of access to Board papers relating to the director's period of appointment as a director for a period of seven years following that director's cessation of office. Access is permitted where the director is, or may be, defending legal proceedings or appearing before an inquiry or hearing of a government agency or an external administrator, where the proceedings, inquiry or hearing relates to an act or omission of the director in performing the director's duties to the Company during the director's period of appointment.

In addition to the Director's Deeds, Rule 146 of the Company's Constitution requires the Company to indemnify each "officer" of the Company and of each wholly owned subsidiary of the Company out of the assets of the Company "to the relevant extent" against any liability incurred by the officer in the conduct of the business of the Company or in the conduct of the business of such wholly owned subsidiary of the Company or in the discharge of the duties of the officer unless incurred in circumstances which the Board resolves do not justify indemnification.

For this purpose, "officer" includes a director, executive officer, secretary, agent, auditor or other officer of the Company. The indemnity only applies to the extent the Company is not precluded by law from doing so, and to the extent that the officer is not otherwise entitled to be or is actually indemnified by another person, including under any insurance policy, or out of the assets of a corporation, where the liability is incurred in or arising out of the conduct of the business of that corporation or in the discharge of the duties of the officer in relation to that corporation.

The Company paid insurance premiums of $1,065,095.83 in respect of a contract insuring each individual director of the Company and each full time executive officer, director and secretary of the Company and its controlled entities, against certain liabilities and expenses (including liability for certain legal costs) arising as a result of work performed in their respective capacities, to the extent permitted by law.

18. Auditor independence and non-audit services

The company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor's expertise and experience with the company and/or the consolidated entity are important.

Details of the amounts paid or payable to the entity's auditor, Ernst & Young for non-audit services provided during the year are set out below. The directors, in accordance with the advice received from the Audit and Risk Management Committee, are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The directors are satisfied that the provision of non-audit services by the auditor did not compromise the auditor independence requirements of the Corporations Act 2001 for the following reasons:

- all non-audit services have been reviewed by the Audit and Risk Management Committee to ensure that they do not impact the impartiality and objectivity of the auditor.
- none of the services undermine the general principles relating to auditor independence as set out in Professional Statement F1, including reviewing or auditing the auditor's own work, acting in a management or a decision making capacity for the company, acting as an advocate for the company or jointly sharing economic risks and rewards.

A copy of the auditors' independence declaration as required under section 307C of the Corporations Act 2001 accompanies this report.

Directors' Report
continued

Ernst & Young and its related practices received or are due to receive the following amounts for the provision of non-audit services:

Completion audits in relation to the JRH business unit disposal	$508,103
Accounting advice and audit services in relation to AIFRS	$67,500
Compliance audits and advice	$46,764
	$622,367

19. Rounding

The amounts contained in this report and in the financial report have been rounded to the nearest $1,000 (where rounding is applicable) unless specifically stated otherwise under the relief available to the Company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies.

This report has been made in accordance with a resolution of directors.

Signed

Peter H Wade (Director)

Signed

Brian A McNamee (Director)

Melbourne

24 August 2005

ERNST & YOUNG

120 Collins Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 9654 6166
DX 293 Melbourne

Auditor's Independence Declaration

to the Directors of CSL Limited

In relation to our audit of the financial report of CSL Limited for the financial year ended 30 June 2005, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Ivan Wingreen
Partner
Melbourne

24 August 2005

CSL Limited and its controlled entities

Statement of **Financial Performance**

for the year ended 30 June 2005

		Consolidated Entity		Parent Entity	
	Notes	2005 $000	2004 $000	2005 $000	2004 $000
Sales revenue	2	**2,749,934**	1,650,196	**363,320**	416,593
Cost of sales		**1,686,776**	1,070,028	**169,872**	221,259
Gross profit		**1,063,158**	580,168	**193,448**	195,334
Other revenues	2	**502,976**	185,515	**33,471**	116,206
Research and development expenses		**145,721**	101,188	**59,192**	46,856
Selling and marketing expenses		**332,336**	146,433	**42,517**	44,374
General and administration expenses		**174,583**	131,029	**55,577**	38,190
Borrowing costs	3(b)	**41,640**	23,742	**387**	307
Other expenses - Net assets of discontinued operations sold	36	**178,548**	59,281	**-**	24,920
Other expenses	3(b)(i)	**51,366**	49,381	**-**	-
Profit from ordinary activities before income tax expense		**641,940**	254,629	**69,246**	156,893
Income tax expense relating to ordinary activities	4	**95,422**	35,004	**8,487**	36,553
Net profit attributable to members of CSL Limited	25	**546,518**	219,625	**60,759**	120,340
Net exchange difference on translation of financial statements of self-sustaining foreign operations	24	**(181,715)**	64,435	**-**	
Share issue costs	23	**-**	(10,126)	**-**	(10,126)
Total revenues, expenses and valuation adjustments attributable to members of CSL Limited recognised directly in equity		**(181,715)**	54,309	**-**	(10,126)
Total changes in equity other than those resulting from transactions with owners as owners attributable to members of CSL Limited	26	**364,803**	273,934	**60,759**	110,214

		Cents	Cents
Basic earnings per share	37	**278.85**	123.30
Diluted earnings per share	37	**277.50**	122.80

The above statement of financial performance should be read in conjunction with the accompanying notes.

CSL Limited and its controlled entities

Statement of **Financial Position**

as at 30 June 2005

		Consolidated Entity		Parent Entity	
	Notes	2005 $000	2004 $000	2005 $000	2004 $000
CURRENT ASSETS					
Cash assets	5	**723,842**	114,896	**461,769**	12,700
Receivables	6	**536,983**	532,196	**68,864**	43,265
Inventories	7	**946,583**	1,352,578	**59,451**	66,147
Other	8	**22,244**	31,860	**2,419**	3,894
Total Current Assets		**2,229,652**	2,031,530	**592,503**	126,006
NON-CURRENT ASSETS					
Receivables	9	**11,014**	6,489	**20,041**	305,109
Other financial assets	10	**19,578**	8,223	**1,232,905**	1,204,058
Property, plant and equipment	11	**769,143**	887,017	**261,402**	259,199
Deferred tax assets	12	**97,414**	77,644	**10,400**	9,825
Intangibles	13	**744,143**	859,870	**20,000**	20,000
Other	14	**3,352**	4,610	-	-
Total Non-Current Assets		**1,644,644**	1,843,853	**1,544,748**	1,798,191
TOTAL ASSETS		**3,874,296**	3,875,383	**2,137,251**	1,924,197
CURRENT LIABILITIES					
Payables	15	**398,555**	458,502	**543,936**	53,905
Interest-bearing liabilities	16	**21,861**	13,297	-	
Current tax liabilities	17	**37,130**	26,903	-	21,960
Provisions	18	**75,171**	199,406	**17,848**	15,843
Total Current Liabilities		**532,717**	698,108	**561,784**	91,708
NON-CURRENT LIABILITIES					
Payables	19	-	3,314	**29,604**	
Interest-bearing liabilities	20	**1,003,035**	851,033	-	
Deferred tax liabilities	21	**106,814**	80,577	**33,968**	12,699
Provisions	22	**157,218**	168,309	**16,391**	20,712
Total Non-Current Liabilities		**1,267,067**	1,103,233	**79,963**	33,411
TOTAL LIABILITIES		**1,799,784**	1,801,341	**641,747**	125,119
NET ASSETS		**2,074,512**	2,074,042	**1,495,504**	1,799,078
EQUITY					
Contributed equity	23	**1,223,034**	1,502,417	**1,223,034**	1,502,417
Reserves	24	**(62,091)**	77,373	**22,824**	22,824
Retained profits	25	**913,569**	494,252	**249,646**	273,837
TOTAL EQUITY	26	**2,074,512**	2,074,042	**1,495,504**	1,799,078

The above statement of financial position should be read in conjunction with the accompanying notes.

CSL Limited and its controlled entities

Notes to and forming part of the Financial Statements

1. Summary of Significant Accounting Policies

(a) Basis of Accounting

The financial report is a general purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001 including applicable Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with. The financial report has been prepared in accordance with the historical cost convention.

(b) Changes in Accounting Policies.

The accounting policies adopted are consistent with those of the previous year.

(c) Principles of Consolidation

The consolidated financial statements are those of the consolidated entity, comprising CSL Limited (the parent entity) and all entities that CSL Limited controlled during the year and at balance date. CSL Limited and its controlled entities together are referred to in this financial report as the consolidated entity. All intercompany balances and transactions between entities in the consolidated entity, including any unrealised profits or losses, have been eliminated in full.

Where control of an entity is obtained during a financial year, its results are included in the consolidated statement of financial performance from the date on which control commences. Where there is loss of control of an entity, the consolidated financial statement of performance includes the results for the part of the reporting period during which control existed.

(d) Income Tax

Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related taxation benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred income tax. The net future income tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of being realised.

(e) Foreign Currency Translation

Transactions in foreign currencies of entities within the consolidated entity are converted to Australian currency at the rate of exchange ruling at the date of the transaction.

Amounts payable to and by the entities within the consolidated entity that are outstanding at the reporting date and are denominated in foreign currencies have been converted to Australian currency using rates of exchange ruling at the end of the financial year.

The assets, liabilities and equity of integrated foreign operations are translated using the temporal rate method. Any exchange difference arising through the use of the temporal method is taken directly to the statement of financial performance.

The assets, liabilities and equity of self-sustaining foreign operations are translated using the current rate method. Any exchange difference arising through the use of the current rate method is taken directly to the foreign currency translation reserve.

The exchange gains and losses arising on those foreign currency borrowings which are designated as hedges of self-sustaining controlled foreign entities are offset in the foreign currency translation reserve against the gains and losses arising on the translation of the net assets of those entities. These circumstances represent an effective natural hedge.

(f) Inventories

All inventories are stated at the lower of cost and net realisable value. Cost includes direct material and labour and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity.

(g) Acquisitions of Assets

The purchase method of accounting is used for all acquisitions of assets regardless of whether shares or other assets are acquired. Cost is measured as the fair value of consideration given at the date of acquisition plus costs directly attributable to the acquisition.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of the acquisition. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Where the consideration for an acquisition is specifically hedged, exchange gains or losses on the hedging transaction arising up to the date of acquisition and costs relative to the hedging transaction are deferred and included in the cost of acquisition.

Provisions for restructuring costs and related employee termination benefits are recognised as at the date of acquisition of an entity on the basis described in the accounting policy notes 1(n) and 1(x) respectively.

CSL Limited and its controlled entities

Notes to and forming part of the Financial Statements
continued

1 Summary of Significant Accounting Policies (cont.)

(g) Acquisitions of Assets (cont.)

Where goodwill arises it is brought to account on the basis described in Note 1(l).

Where an entity is acquired and the fair value of the identifiable net assets acquired, including any liability for restructuring costs, exceeds the cost of acquisition, the difference represents a discount on acquisition. The discount on acquisition is accounted for by reducing proportionately the fair values of the non-monetary assets acquired until the discount is eliminated.

(h) Freehold Property, Plant and Equipment

Freehold land and buildings are recorded at deemed cost which is not in excess of the recoverable amount. Provision for depreciation of buildings has been made.

The consolidated entity is of the opinion that land and buildings are indivisible and constitute one class of asset. Land and buildings are disclosed separately in Note 11 to provide supplementary information regarding the depreciation of buildings in accordance with AASB 1041 Revaluation of Non-Current Assets.

Plant and equipment is stated at cost less depreciation or amortisation which is not in excess of the recoverable amount. Capital work in progress is stated at cost.

Property, plant and equipment, except freehold land, are depreciated over their economic lives on a straight line basis as follows:

Buildings	5 - 30 years
Plant and equipment	3 - 15 years
Leasehold improvements	5 - 10 years

(i) Recoverable Amount

Non-current assets measured using the cost basis are not carried at an amount above their recoverable amount, and where carrying values exceed this recoverable amount assets are written down. In determining recoverable amount, the expected net cash flows have been discounted to their present value using a market determined, risk adjusted rate of 9.45%.

(j) Leasehold Improvements

The cost of improvements to leasehold properties is amortised over the unexpired period of the lease or the estimated useful life of the improvement whichever is the shorter.

(k) Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Operating leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight-line basis.

Finance leases

Leases which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the group are capitalised at the present value of the minimum lease payments and disclosed as property, plant and equipment. A lease liability of equal value is also recognised.

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. Minimum lease payments are allocated between interest expense and reduction of the lease liability with the interest expense calculated using the interest rate implicit in the lease and recognised directly in net profit.

Surplus lease space

The liability of surplus lease space is the net future payments for surplus lease space under non-cancellable operating leases discounted at rates implicit in the leases.

(l) Goodwill

On acquisition of some or all of the assets of another entity, the identifiable net assets acquired are measured at their fair value. The excess of the fair value of the purchase consideration plus incidental expenses over the fair value of the identifiable net assets is brought to account as goodwill and is amortised on a straight line basis over the period of expected benefit which currently ranges from 10 to 20 years. The carrying value of goodwill is reviewed at each reporting date by the directors and written down where it is considered that the carrying amount exceeds the recoverable amount.

CSL Limited and its controlled entities

Notes to and forming part of the Financial Statements continued

1 Summary of Significant Accounting Policies (cont.)

(m) Research and Development, Patents and Intellectual Property

Current expenditure on research and development and on patents is charged against profit from ordinary activities as incurred. Expenditure on equipment used in research and development activities is capitalised in property, plant and equipment and depreciated over its estimated useful life. Purchased intellectual property and other intangibles are carried at cost and amortised over the expected benefit, not exceeding 20 years. The carrying value of intellectual property and other intangibles is reviewed annually by the directors and written down where it is considered the carrying amount exceeds its recoverable amount.

(n) Provisions

Provisions are recognised when the consolidated entity has a legal, equitable or constructive obligation to make a future sacrifice of economic benefits to other entities as a result of past transactions or other past events, it is probable that future sacrifice of economic benefits will be required and a reliable estimate can be made of the amount of the obligation.

Dividends

A provision for dividends is not recognised as a liability unless the dividends are declared, determined or publicly recommended on or before the reporting date.

IBNR

The Incurred But Not Reported (IBNR) provision is determined on an actuarial basis as the present value of potential future payments, using statistics based on past experience and a judgemental assessment of relevant risk and probability factors. The liability covers claims incurred but not paid, incurred but not reported and the anticipated direct and indirect costs of settling those claims.

Restructuring

Liabilities for the cost of restructuring entities acquired are recognised as at the date of the acquisition of an entity, if the main features of the restructuring were planned and there was a demonstrable commitment to the restructuring at the acquisition date and this is supported by a detailed plan developed within three months of the acquisition or prior to the completion of the financial report, if earlier.

Onerous contracts

A provision for onerous contracts is recognised when the expected benefits to be derived from a contract are less than the unavoidable costs of meeting the obligations under the contract.

The provision recognised is based on the excess of the estimated cash flows to meet the unavoidable costs under the contract over the estimated cash flows to be received in relation to the contract, having regard to the risks of the activities relating to the contract. The net estimated cash flows are discounted using market yields at balance date on national government guaranteed bonds with terms to maturity and currency that match, as close as possible, the expected future payments, where the effect of discounting is material.

(o) Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Sales revenue

Sales revenue comprises revenue earned (net of returns, discounts and allowances) from the provision of products external to the consolidated entity. Sales revenue is recognised when title to the goods has passed to the buyer.

Interest income

Interest income is recognised as it accrues.

Other revenue

Other revenue, including government grants, is recognised when the entitlement is confirmed.

(p) Cash and Cash Equivalents

Cash on hand and in banks and short-term deposits are stated at nominal value.

For the purpose of the statement of cash flows, cash includes cash on hand and at call deposits with banks or financial institutions and investments in money market instruments, net of bank overdrafts.

Bank overdrafts are carried at the principal amount. Interest is charged as an expense as it accrues.

(q) Goods and Services Tax and other foreign equivalents (GST)

Revenues, expenses and assets are recognised net of GST except where the amount of GST incurred is not recoverable. Receivables and payables are stated at the GST inclusive amount.

Cash flows are included in the cash flow statement on a gross basis. The GST component of cash flows arising from investing and financing activities that are recoverable are classified as operating cash flows.

CSL Limited and its controlled entities

Notes to and forming part of the Financial Statements

continued

1 Summary of Significant Accounting Policies (cont.)

(r) Other Financial Assets

Interests in non-controlled entities or non-associated corporations are included in investments at the lower of cost or the recoverable amount.

(s) Receivables

Trade debtors are initially recorded at the amount of the contracted sale proceeds. Provision for doubtful debts is recognised to the extent that recovery of the outstanding receivable balance is considered no longer probable.

Other debtors and other receivables are recognised and carried at the nominal amount due. They are non-interest bearing and have various repayment terms.

(t) Payables

Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Trade and other creditors are non-interest bearing and have various repayment terms.

(u) Interest-Bearing Liabilities

Bank and other loans are carried on the statement of financial position at their principal amount. Interest is charged as an expense as it accrues.

(v) Derivative Financial Instruments

The consolidated entity enters into forward exchange contracts where it agrees to sell specified amounts of foreign currencies in the future at a predetermined exchange rate. The objective is to match the contracts with committed future cash flows from sales and purchases in foreign currencies, to protect the consolidated entity against exchange rate movements.

(w) Borrowing Costs

Borrowing costs are expensed in the period in which they are incurred, except where they are included in the costs of qualifying assets, or ancillary costs associated with originating a loan. Any ancillary costs are amortised over the period of the loan.

(x) Employee Benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to reporting date. These benefits include wages and salaries, annual leave, long service leave and other post retirement benefits.

Employee benefits including on costs, expected to be settled within one year together with benefits arising from wages and salaries and annual leave which will be settled after one year, have been measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. Long service leave and other post retirement benefits, including on costs, payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits.

Employee benefits expenses and revenues are charged against profits on a net basis in their respective categories.

Defined Benefit Superannuation Plans

Contributions to defined benefit superannuation plans maintained by the consolidated entity are expensed in the year they are paid or become payable. Provisions are made for plans that are in net deficit.

Termination Benefits arising as a consequence of acquisitions

Liabilities for termination benefits relating to an acquired entity that arise as a consequence of acquisitions are recognised as at the date of acquisition if the main features of the terminations were planned and a valid expectation had been raised in those employees affected that the terminations would be carried out and this is supported by a detailed plan developed within three months of the acquisition or prior to the completion of the financial report, if earlier. These liabilities are disclosed in aggregate with other restructuring costs as a consequence of the acquisition.

(y) Equity-Based Compensation Schemes

Certain employees are entitled to participate in equity-based compensation schemes. Loans are provided to assist in the purchase of shares and options. The details of the schemes are described in Note 28.

No remuneration expense is recognised in respect of issues made through the equity-based compensation schemes. Amounts outstanding on employee share loans are included in non current receivables.

CSL Limited and its controlled entities

Notes to and forming part of the Financial Statements continued

	Notes	Consolidated Entity 2005 $000	Consolidated Entity 2004 $000	Parent Entity 2005 $000	Parent Entity 2004 $000
2 Revenue from Ordinary Activities					
Sales revenue		**2,749,934**	1,650,196	**363,320**	416,593
Other revenue					
Interest received/receivable					
Other persons and/or corporations		**17,061**	9,461	**11,584**	8,825
Controlled entities		**-**	-	**923**	1,298
Specified directors and executives		**143**	79	**143**	79
Dividend revenue – Controlled entities		**-**	-	**16,331**	2,035
Proceeds from sale of property, plant and equipment		**712**	413	**13**	45
Net Proceeds from sale of business unit	36	**458,246**	161,627	**-**	100,109
Rent		**940**	389	**940**	389
Royalties		**20,016**	9,393	**306**	180
Other		**5,858**	4,153	**3,231**	3,246
Total other revenues		**502,976**	185,515	**33,471**	116,206
Total revenue from ordinary activities		**3,252,910**	1,835,711	**396,791**	532,799

CSL Limited and its controlled entities

Notes to and forming part of the Financial Statements continued

	Notes	Consolidated Entity 2005 $000	Consolidated Entity 2004 $000	Parent Entity 2005 $000	Parent Entity 2004 $000
3 Operating Profit					
Profit from ordinary activities before income tax includes the following specific net gains and expenses:					
(a) Net gains/(losses)					
Net gain/(loss) on disposal of property, plant and equipment		**(1,994)**	(2,584)	**(67)**	(1,034)
Net gain on the disposal of business unit	36	**279,698**	102,346	**-**	75,189
Foreign exchange gains/(losses)		**1,074**	3,386	**980**	9,106
Foreign currency translation gains/(losses)		**(531)**	(159)	**-**	
(b) Expenses					
Borrowing costs					
Interest paid/payable					
Other persons and/or corporations		**39,653**	22,768	**387**	307
Other borrowing costs		**1,987**	974	**-**	-
Total borrowing costs		**41,640**	23,742	**387**	307
Depreciation and amortisation of fixed assets					
Buildings depreciation		**11,875**	9,104	**3,836**	3,953
Plant and equipment depreciation		**102,755**	69,688	**25,910**	28,024
Leased property, plant and equipment amortisation		**3,907**	208	**-**	-
Leasehold improvements amortisation		**798**	2,004	**-**	-
Total depreciation and amortisation of fixed assets		**119,335**	81,004	**29,746**	31,977
Amortisation of intangibles					
Intellectual Property (i)		**5,802**	2,949	**-**	-
Goodwill (i)		**45,564**	46,042	**-**	-
Total amortisation of intangibles		**51,366**	48,991	**-**	-
(i) The functional expense classification of Other Expenses includes goodwill and intellectual property amortisation.					
Other charges against assets					
Doubtful debts		**2,528**	814	**(3)**	7
Writedown of inventory to net realisable value		**26,148**	20,156	**981**	3,855
Rental expenses relating to operating leases		**41,039**	36,975	**1,433**	2,610
Superannuation contributions – defined benefit fund		**11,879**	24,036	**2,336**	3,645

CSL Limited and its controlled entities

Notes to and forming part of the Financial Statements continued

	Consolidated Entity		Parent Entity	
	2005 $000	2004 $000	2005 $000	2004 $000
4 Income Tax				
The income tax expense for the financial year differs from the amount calculated on the profit. The differences are reconciled as follows:				
Profit from ordinary activities before income tax expense	**641,940**	254,629	**69,246**	156,893
Income tax calculated at 30%	**192,582**	76,389	**20,774**	47,068
Tax effect of permanent differences				
Non-deductible depreciation and amortisation	**12,090**	3,520	**279**	296
Research and development	**(2,404)**	(2,308)	**(2,404)**	(2,308)
Equity Raising costs	**(879)**	(879)	**(879)**	(879)
Non-assessable capital gain	**(54,831)**	(5,684)	**-**	(5,684)
Restructuring costs relating to acquisition of controlled entity	**(20,830)**	(36,032)	**-**	
Exempt dividends received	**-**		**(4,899)**	(610)
Inventory cost base differences	**(72,908)**	(35,302)	**-**	
Sundry items	**(4,503)**	(1,590)	**(1,583)**	(1,436)
Unrecognised deferred tax assets	**22,185**	15,041	**-**	
Effects of different rates of tax on overseas income	**16,991**	20,785	**-**	
Under/(Over) provision in prior year	**7,929**	1,064	**(2,801)**	106
Income tax expense attributable to profit from ordinary activities	**95,422**	35,004	**8,487**	36,553
5 Current Assets – Cash assets				
Cash at bank and on hand	**258,528**	112,478	**-**	12,700
Cash deposits	**465,314**	2,418	**461,769**	-
	723,842	114,896	**461,769**	12,700
6 Current Assets – Receivables				
Trade debtors	**502,325**	495,909	**29,673**	33,520
Less: provision for doubtful debts	**4,170**	1,642	**497**	500
	498,155	494,267	**29,176**	33,020
Sundry debtors	**38,828**	37,929	**15,089**	10,245
Receivable – wholly owned controlled entities	**-**	-	**24,599**	-
	536,983	532,196	**68,864**	43,265

CSL Limited and its controlled entities

Notes to and forming part of the Financial Statements
continued

	Consolidated Entity		Parent Entity	
	2005 $000	2004 $000	2005 $000	2004 $000
7 Current Assets - Inventories				
Raw materials and stores – at cost	**196,939**	326,340	**11,922**	12,508
Less: provision for diminution in value	**3,515**	3,851	**159**	424
Raw materials and stores – net	**193,424**	322,489	**11,763**	12,084
Work in progress – at cost	**539,361**	565,306	**18,673**	13,955
Less: provision for diminution in value	**33,780**	16,924	**902**	309
Work in progress – net	**505,581**	548,382	**17,771**	13,646
Finished goods – at cost	**265,896**	490,397	**31,355**	41,202
Less: provision for diminution in value	**18,318**	8,690	**1,438**	785
Finished goods - net	**247,578**	481,707	**29,917**	40,417
	946,583	1,352,578	**59,451**	66,147
8 Current Assets – Other				
Prepayments	**22,244**	31,860	**2,419**	3,894
9 Non-Current Assets – Receivables				
Related bodies corporate				
Wholly owned controlled entities	**-**	-	**5,148**	294,909
Partly owned controlled entities	**-**	-	**3,939**	3,939
Loans to specified directors	**941**	1,882	**941**	1,882
Loans to specified executives	**5,041**	1,930	**5,449**	1,930
Loans to other employees	**5,032**	2,677	**4,564**	2,449
	11,014	6,489	**20,041**	305,109
10 Non-Current Assets – Other financial assets				
Investments in non-controlled entities at cost	**4,698**	4,421	**4,698**	4,421
Less: provision for diminution in value of investments	**-**	1,000	**-**	1,000
	4,698	3,421	**4,698**	3,421
Managed Financial Assets	**11,868**	4,802	**-**	
Long Term Deposits	**3,012**		**-**	
Shares in controlled entities (refer Note 33)	**-**	-	**1,228,207**	1,200,637
	19,578	8,223	**1,232,905**	1,204,058

CSL Limited and its controlled entities

Notes to and forming part of the Financial Statements

continued

	Consolidated Entity		Parent Entity	
	2005 $000	2004 $000	2005 $000	2004 $000
11 Non-Current Assets - Property, Plant and Equipment				
Land at cost				
Opening balance	**27,090**	27,101	**25,029**	25,029
Additions	**809**		**-**	
Disposals	**(1,607)**	(644)	**-**	
Additions through acquisition of controlled entities	**-**	654	**-**	
Currency translation differences	**(195)**	(21)	**-**	-
Closing balance	**26,097**	27,090	**25,029**	25,029
Buildings at cost				
Opening balance	**206,448**	188,802	**71,215**	70,973
Additions	**-**	193	**-**	
Disposals	**(5,159)**	(12,424)	**-**	
Additions through acquisition of controlled entities	**-**	23,978	**-**	
Transferred from capital work in progress	**12,695**	2,160	**9,948**	242
Currency translation differences	**(17,331)**	3,739	**-**	-
Closing balance	**196,653**	206,448	**81,163**	71,215
Accumulated depreciation				
Opening balance	**33,241**	24,825	**18,664**	14,711
Depreciation for the year	**11,875**	9,104	**3,836**	3,953
Disposals	**(1,221)**	(1,280)	**-**	
Currency translation differences	**(4,856)**	592	**-**	-
Closing balance	**39,039**	33,241	**22,500**	18,664
Net book value	**157,614**	173,207	**58,663**	52,551
Net book value of land and buildings	**183,711**	200,297	**83,692**	77,580
Leasehold improvements at cost				
Opening balance	**11,687**	11,117	**168**	168
Additions	**5,221**	237	**-**	
Disposals	**(13,234)**	(543)	**-**	
Additions through acquisition of controlled entities	**-**		**-**	
Transferred from capital in progress	**952**	1,358	**-**	
Currency translation differences	**(418)**	(482)	**-**	-
Closing balance	**4,208**	11,687	**168**	168
Accumulated amortisation				
Opening balance	**5,575**	3,798	**168**	168
Amortisation for the year	**798**	2,004	**-**	
Disposals	**(3,473)**	(186)	**-**	
Currency translation differences	**(618)**	(41)	**-**	-
Closing balance	**2,282**	5,575	**168**	168
Net book value of leasehold improvements	**1,926**	6,112	**-**	-

CSL Limited and its controlled entities

Notes to and forming part of the Financial Statements continued

	Consolidated Entity		Parent Entity	
	2005 $000	2004 $000	2005 $000	2004 $000
11 Non-Current Assets - Property, Plant and Equipment (cont.)				
Plant and equipment at cost				
Opening balance	**909,382**	666,608	**431,207**	453,003
Additions	**29,431**	9,111	-	
Disposals	**(57,175)**	(72,579)	**(1,270)**	(30,224)
Additions through acquisition of controlled entities	-	241,486	-	
Transferred from capital work in progress	**82,424**	42,380	**56,296**	8,428
Currency translation differences	**(79,725)**	22,376	-	-
Closing balance	**884,337**	909,382	**486,233**	431,207
Accumulated depreciation				
Opening balance	**381,776**	364,055	**297,008**	294,761
Depreciation for the year	**102,755**	69,688	**25,910**	28,024
Disposals	**(27,670)**	(53,374)	**(1,190)**	(25,777)
Currency translation differences	**(44,291)**	1,407	-	-
Closing balance	**412,570**	381,776	**321,728**	297,008
Net book value of plant and equipment	**471,767**	527,606	**164,505**	134,199
Leased property, plant and equipment at cost				
Opening balance	**33,046**		-	
Additions	**4,741**		-	
Disposals	**(731)**		-	
Additions through acquisition of controlled entities	-	30,645	-	
Currency translation differences	**(3,439)**	2,401	-	-
Closing balance	**33,617**	33,046	-	-
Accumulated amortisation				
Opening balance	**214**		-	
Amortisation for the year	**3,907**	208	-	
Currency translation differences	**(380)**	6	-	-
Closing balance	**3,741**	214	-	-
Net book value of leased property, plant and equipment	**29,876**	32,832	-	-
Capital work in progress				
Opening balance	**120,170**	36,606	**47,420**	24,479
Additions	**64,813**	70,050	**32,029**	31,611
Additions through acquisition of controlled entities	-	53,675	-	
Transferred to buildings at cost	**(12,695)**	(2,160)	**(9,948)**	(242)
Transferred to plant and equipment at cost	**(82,424)**	(42,380)	**(56,296)**	(8,428)
Transferred to leasehold improvements at cost	**(952)**	(1,358)	-	
Currency translation differences	**(7,049)**	5,737	-	-
Closing balance	**81,863**	120,170	**13,205**	47,420
Total net book value of property, plant and equipment	**769,143**	887,017	**261,402**	259,199

CSL Limited and its controlled entities

Notes to and forming part of the Financial Statements
continued

11 Non-Current Assets - Property, Plant and Equipment (cont.)

Valuation of land and buildings

Land and buildings are valued every three years.

The most recent valuation of land and buildings was at 30 June 2005. The valuation of these land and buildings was on their fair market value based on existing use and showed an excess of $133,776,000 above their book value of $160,539,000. This independent valuation was carried out by Mr PR Dickinson, AAPI AREI, of CB Richard Ellis (V) Pty Ltd and was performed on all the groups properties with the exception of those acquired with the Aventis Behring acquisition in the prior year.

The land and buildings acquired through the Aventis Behring acquisition in the prior year were written down to their fair value at the date of the acquisition.

	Consolidated Entity		Parent Entity	
	2005 $000	2004 $000	2005 $000	2004 $000
12 Non-Current Assets – Deferred tax assets				
Future income tax benefit	**97,414**	77,644	**10,400**	9,825

All future income tax benefits are attributable to timing differences. At 30 June 2005, the consolidated entity has unrecognised deferred tax assets in respect of tax losses carried forward of $62.1 million. (2004: $47.2 million).

This benefit for tax losses will only be obtained if:

(i) the consolidated entity derives future assessable income of a nature and an amount sufficient to enable the benefit from the deductions for the losses to be realised, and

(ii) the consolidated entity continues to comply with the conditions for deductibility imposed by tax legislation, and

(iii) no changes in tax legislation adversely affect the consolidated entity in realising the benefit from the deductions for the losses.

	2005 $000	2004 $000	2005 $000	2004 $000
13 Non-Current Assets – Intangibles				
Goodwill at cost (i)	**849,163**	963,407	-	-
Less: accumulated amortisation	**198,864**	178,027	-	-
	650,299	785,380	-	-
Intellectual property	**84,411**	60,277	-	-
Less: accumulated amortisation	**10,567**	5,787	-	-
	73,844	54,490	-	-
Other intangibles	**20,000**	20,000	**20,000**	20,000
	744,143	859,870	**20,000**	20,000

(i) The foreign currency translation differences arising from the translation of self-sustaining foreign operations has decreased goodwill at cost by $100.8 million this financial year (2004: increased by $16.0 million).

	2005 $000	2004 $000	2005 $000	2004 $000
14 Non-Current Assets – Other				
Deferred borrowing costs	**3,352**	4,610	-	-
15 Current Liabilities – Payables				
Trade creditors	**146,846**	232,413	**31,356**	26,236
Accruals and other creditors	**251,709**	191,861	**23,441**	27,669
Swap payable	-	34,228	-	-
Payable – wholly owned controlled entities	-	-	**489,139**	-
	398,555	458,502	**543,936**	53,905

CSL Limited and its controlled entities

Notes to and forming part of the Financial Statements

continued

	Consolidated Entity		Parent Entity	
	2005 $000	2004 $000	2005 $000	2004 $000
16 Current Liabilities – Interest bearing liabilities				
Bank overdrafts - Unsecured	**4,091**	4,553	-	-
Bank loans - Unsecured (refer Note 20(a))	**1,011**	1,363	-	-
Deferred cash settlement for intangibles acquired - Unsecured (refer 20(e))	**8,283**	-	-	-
Lease liability - Secured (refer Note 20(f))	**1,756**	2,028	-	-
Surplus lease space - Unsecured (refer Note 20(g))	**6,720**	5,353	-	-
	21,861	13,297	-	-
17 Current Liabilities – Tax liabilities				
Income tax	**37,130**	26,903	-	21,960
18 Current Liabilities – Provisions				
Employee benefits (refer Note 28)	**47,198**	61,520	**16,717**	14,593
Restructuring (i)	**23,319**	115,879	-	-
Onerous contracts (ii)	**2,467**	17,420	-	-
Other (iii)	**2,187**	4,587	**1,131**	1,250
	75,171	199,406	**17,848**	15,843

Restructuring

This provision is for restructuring in relation to and as a result of the prior acquisitions.

Onerous contracts

The provision recognised is based on the excess of the estimated cash flows to meet the unavoidable costs under certain contracts over the estimated cash flows to be received in relation to the contracts, having regard to the risks of the activities relating to the contracts. The net estimated cash flows are discounted using market yields at balance date on national government guaranteed bonds with terms to maturity and currency that match, as close as possible, the expected future payments, where the effect of discounting is material.

Movements

	Consolidated Entity 2005 $000	Consolidated Entity 2004 $000	Parent Entity 2005 $000	Parent Entity 2004 $000
(i) Restructuring				
Carrying amount at the beginning of the financial year	**115,879**	9,305	-	-
Provision made on acquisition (refer Note 35)	-	115,360	-	-
Additional provision	**5,014**	9,270	-	-
Payments made	**(89,364)**	(25,752)	-	-
Currency translation differences	**(8,210)**	7,696	-	-
Carrying amount at the end of the financial year	**23,319**	115,879	-	-
(ii) Onerous contracts				
Carrying amount at the beginning of the financial year	**17,420**	-	-	-
Payments made	**(13,371)**	-	-	-
Provision acquired	-	15,970	-	-
Currency translation differences	**(1,582)**	1,450	-	-
Carrying amount at the end of the financial year	**2,467**	17,420	-	-

CSL Limited and its controlled entities

Notes to and forming part of the Financial Statements

continued

	Consolidated Entity 2005 $000	Consolidated Entity 2004 $000	Parent Entity 2005 $000	Parent Entity 2004 $000
18 Current Liabilities – Provisions (cont.)				
(iii) Other				
Carrying amount at the beginning of the financial year	**4,587**	340	**1,250**	456
Additional provision	**2,053**	3,472	**1,277**	2,292
Provision acquired	**-**	3,487	**-**	-
Payments made	**(4,089)**	(2,712)	**(1,396)**	(1,498)
Currency translation differences	**(364)**	-	**-**	-
Carrying amount at the end of the financial year	**2,187**	4,587	**1,131**	1,250
19 Non-Current Liabilities – Payables				
Other creditors	**-**	3,314	**-**	-
Payable – wholly owned controlled entities	**-**	-	**29,604**	-
	-	3,314	**29,604**	-
20 Non-Current Liabilities – Interest bearing liabilities				
Bank loans - Unsecured (a)	**458,276**	236,172	**-**	-
Vendor loans - Unsecured (b)	**-**	25,776	**-**	-
Senior Unsecured Notes - Unsecured (c)	**327,225**	362,371	**-**	-
Deferred cash settlement for subsidiary acquired - Unsecured (d)	**150,950**	158,146	**-**	-
Deferred cash settlement for intangibles acquired - Unsecured (e)	**24,255**	16,245	**-**	-
Lease liability - Secured (f)	**38,485**	43,174	**-**	-
Surplus lease space - Unsecured (g)	**3,844**	9,149	**-**	-
	1,003,035	851,033	**-**	-

(a) The group has a global multi-currency facility of $A650 million. During the year, Euro 100 million and Yen 7.5 billion were drawn down and a repayment of CHF 22.5 million was also made. The facility expires in March 2007 and March 2009. Interest is payable semi-annually in arrears at a variable rate.

(b) A Swiss franc vendor loan was provided by Rotkreuzstiftung Zentrallaboratorium Blutspendedienst SRK as a deferred settlement of 22.5% of the purchase price for the assets of Rotkreuzstiftung Zentrallaboratorium. The loan balance was repaid on 30 June 2005. Interest was fixed at 4.75% for the term of the loan.

(c) Represents USD250 million of Senior Unsecured Notes placed into the US Private Placement market. The Notes mature in December 2012 with interest fixed at 5.30% and 5.90%. Repayments are made biannually from December 2006 to December 2012.

(d) At reporting date, the company had a deferred cash settlement representing the present value of the remaining consideration payable for the acquisition of Aventis Behring, discounted at the prevailing commercial borrowing rate and payable in tranches as follows:-

Payment (USD)	Payment Date	Discount Rate
30 million	1 July 2006	3.79%
30 million	31 December 2006	4.29%
65 million	31 December 2007	4.66%

(e) The company has deferred cash settlements for consideration payable on the acquisition of intangibles, discounted at the incremental borrowing rate at the time of acquisition (ranging from 2% to 3.5%).

(f) Finance leases have an average lease term of 18 years. The average discount rate implicit in the lease is 6.37%.

(g) The liability of surplus lease space is the net future payments for surplus lease space under non-cancellable operating leases discounted at rates implicit in the leases. Refer to Note 31.

Refer to Note 34 for details on the total facilities available and drawn down.

CSL Limited and its controlled entities

Notes to and forming part of the Financial Statements continued

	Consolidated Entity		Parent Entity	
	2005 $000	2004 $000	2005 $000	2004 $000
21 Non-Current Liabilities – Deferred tax liabilities				
Provision for deferred income tax	**106,814**	80,577	**33,968**	12,699
22 Non-Current Liabilities – Provisions				
Claims provision including IBNR (i)	**5,745**	11,161	**5,745**	11,161
Employee benefits (refer Note 28)	**138,690**	140,801	**10,646**	9,551
Onerous contracts (ii)	**12,783**	16,347	-	-
	157,218	168,309	**16,391**	20,712

(i) Claims provision including IBNR

The Australian Government has indemnified CSL Limited for certain existing and potential claims made for personal injury and damage suffered through use of certain products manufactured by CSL Limited under government ownership. The indemnity covers AIDS and hepatitis related claims for blood products derived from Australian blood. The indemnity also covers CJD claims for human pituitary hormones (manufacture of which ceased in 1985) and claims for pertussis vaccines manufactured prior to June 1994.

(ii) Onerous contracts

Refer to Note 18 for description of provision.

Movements	Consolidated 2005 $000	Consolidated 2004 $000	Parent 2005 $000	Parent 2004 $000
(i) Claims provision including IBNR				
Carrying amount at the beginning of the financial year	**11,161**	15,853	**11,161**	15,853
Additional provision	-	308	-	308
Provisions utilised	**(5,416)**	(5,000)	**(5,416)**	(5,000)
Carrying amount at the end of the financial year	**5,745**	11,161	**5,745**	11,161
(ii) Onerous contracts				
Carrying amount at the beginning of the financial year	**16,347**		-	
Provision acquired	-	14,987	-	
Payment made	**(1,311)**		-	
Currency translation differences	**(2,253)**	1,360	-	-
Carrying amount at the end of the financial year	**12,783**	16,347	-	-

CSL Limited and its controlled entities

Notes to and forming part of the Financial Statements continued

	Consolidated Entity 2005 $000	Consolidated Entity 2004 $000	Parent Entity 2005 $000	Parent Entity 2004 $000
23 Contributed Equity				
Ordinary shares fully paid	**1,223,034**	1,502,417	**1,223,034**	1,502,417

	2005 Number of shares	2005 $000	2004 Number of shares	2004 $000
Movements in shares on issue:				
Opening balance	**196,448,377**	**1,502,417**	159,938,660	936,430
Shares issued on equity placement (a)	-	-	27,905,594	438,118
Shares issued to shareholders through participation in Share Purchase Plan (b)	-	-	7,041,824	110,556
Shares issued to employees through participation in SESOP II (d)	**985,210**	**15,628**	222,740	2,825
Shares issued to shareholders through participation in Dividend Reinvestment Plan (e)	**770,457**	**21,442**	1,229,417	23,197
Shares issued to employees through participation in GESP (f)	**68,326**	**1,342**	110,142	1,417
Share issue placement costs (a) and (b)	-	-	-	(10,126)
Share buy back, net of cost (c)	**(10,000,000)**	**(317,795)**	-	-
Balance at 30 June	**188,272,370**	**1,223,034**	196,448,377	1,502,417

(a) On 10 December 2003 the parent entity issued 27,905,594 fully paid shares at $15.70 per share for the purpose of enabling the consolidated entity to acquire Aventis Behring. Costs associated with the equity raising have been applied against contributed equity.

(b) On 26 February 2004 the parent entity issued 7,041,824 fully paid shares at $15.70 per share for the purpose of enabling the consolidated entity to acquire Aventis Behring. Costs associated with the equity raising have been applied against contributed equity.

(c) During March, April and May 2005, the Company purchased 10,000,000 ordinary shares on market as part of its ongoing capital management program. Of these 8,871,306 were cancelled prior to year end and 1,128,694 were cancelled after 30 June 2005. The buy-back was approved by the Board on 22 February 2005. The shares were acquired at an average price of $31.76 per share, with prices ranging from $28.57 to $35.05. There is also an on market buy-back taking place subsequent to year end.

(d) Options exercised under SESOP II as disclosed at Note 28 during the year were as follows:

	Consolidated Entity 2005 $000	Consolidated Entity 2004 $000	Parent Entity 2005 $000	Parent Entity 2004 $000
- 100,000 issued at $8.93	**893**	-	**893**	-
- 58,310 issued at $10.82	**631**	-	**631**	-
- 31,000 issued at $11.45	-	355	-	355
- 179,000 issued at $12.19	**1,398**	784	**1,398**	784
- 519,920 issued at $13.23	**5,192**	1,686	**5,192**	1,686
- 68,000 issued at $20.84	**1,417**	-	**1,417**	-
- 48,000 issued at $21.01	**1,008**	-	**1,008**	-
- 160,000 issued at $23.07	**3,691**	-	**3,691**	-
- 15,000 issued at $27.97	**420**	-	**420**	-
- 28,720 issued at $34.04	**978**	-	**978**	-
	15,628	2,825	**15,628**	2,825

CSL Limited and its controlled entities

Notes to and forming part of the Financial Statements
continued

	Consolidated Entity		Parent Entity	
	2005 $000	2004 $000	2005 $000	2004 $000
23 Contributed Equity (cont.)				
(e) Shares issued to shareholders under the Dividend Reinvestment Plan were as follows:				
- 770,457 issued at $27.83 on 14 October 2004	**21,442**	-	**21,442**	-
- 482,802 issued at $22.30 on 27 April 2004	-	10,766	-	10,766
- 746,615 issued at $16.65 on 17 October 2003	-	12,431	-	12,431
	21,442	23,197	**21,442**	23,197
(f) Shares issued to employees under the Global Employee Share Plan (GESP) as disclosed in Note 28 were as follows:				
- 35,895 issued at $22.09 on 9 March 2005	**793**	-	**793**	-
- 32,431 issued at $16.92 on 13 September 2004	**549**	-	**549**	-
- 44,721 issued at $14.32 on 16 March 2004	-	640	-	640
- 65,421 issued at $11.87 on 9 September 2003	-	777	-	777
	1,342	1,417	**1,342**	1,417

Terms and conditions of contributed equity

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the company.

	Consolidated 2005	Consolidated 2004	Parent 2005	Parent 2004
24 Reserves				
Composition				
Asset revaluation reserve	**22,837**	22,837	**22,824**	22,824
Foreign currency translation reserve	**(84,928)**	54,536	-	-
	(62,091)	77,373	**22,824**	22,824
Foreign currency translation reserve movement				
Opening balance	**54,536**	(5,941)	-	-
Net exchange differences on translation of foreign controlled entities, net of hedge	**(181,715)**	64,435	-	-
Transfer to retained profits on sale of business unit	**42,251**	(3,958)	-	-
Closing balance	**(84,928)**	54,536	-	-

Nature and purpose of reserves

The Asset Revaluation Reserve is used to record increments and decrements in the value of non-current assets. The reserve can only be used to pay dividends in limited circumstances. All land and buildings previously revalued are now carried at a deemed cost.

The Foreign Currency Translation Reserve is used to record exchange differences arising from the translation of the financial statements of self-sustaining operations and exchange gains and losses arising on those foreign currency borrowings which are designated as hedges of self-sustaining controlled foreign entities.

Notes to and forming part of the Financial Statements continued

	Consolidated Entity 2005 $000	Consolidated Entity 2004 $000	Parent Entity 2005 $000	Parent Entity 2004 $000
25 Retained Profits and Dividends				
Retained profits at the beginning of the financial year	**494,252**	329,372	**273,837**	212,200
Transfer from foreign currency translation reserve on sale of business unit	**(42,251)**	3,958	**-**	
Dividends provided for or paid	**(84,950)**	(58,703)	**(84,950)**	(58,703)
Net profit attributable to CSL Limited	**546,518**	219,625	**60,759**	120,340
Retained profits at the end of the financial year	**913,569**	494,252	**249,646**	273,837
Final ordinary dividend of 26 cents per share fully franked paid on 8 October 2004 (2004: 22 cents per share fully franked)	**51,249**	35,204	**51,249**	35,204
Interim ordinary dividend of 17 cents per share fully franked paid on 15 April 2005 (2004: 12 cents per share fully franked)	**33,701**	23,499	**33,701**	23,499
	84,950	58,703	**84,950**	58,703
Dividends not recognised at year end				
In addition to the above dividends, since year end the directors have recommended the payment of a final dividend of 30 cents per share fully franked (2004: 26 cents per share fully franked) and a special dividend of 10 cents per share franked to 1.78 cents per share (2004: Nil). The aggregate amount of the proposed dividend, based on the number of shares on issue at the date of this report, is expected to be paid on 10 October 2005 out of retained profits at 30 June 2005, but not recognised as a liability.	**73,538**	51,077	**73,538**	51,077
Franking credit balance				
The amount of retained profits and reserves that could be distributed as fully franked dividends from franking credits that exist or will arise after payment of income tax in the next year, excluding debits attaching to the final dividend not recognised at year end.				
Class C – franked to 30%	**-**	47,070	**-**	44,687

CSL Limited and its controlled entities

Notes to and forming part of the Financial Statements continued

	Consolidated Entity		Parent Entity	
	2005 $000	2004 $000	2005 $000	2004 $000
26 Equity				
Total equity at the beginning of the financial year	**2,074,042**	1,282,698	**1,799,078**	1,171,454
Total changes in equity recognised in the statement of financial performance	**364,803**	273,934	**60,759**	110,214
Transactions with owners as owners				
Contributed equity	**(279,383)**	576,113	**(279,383)**	576,113
Dividends	**(84,950)**	(58,703)	**(84,950)**	(58,703)
Total equity at 30 June	**2,074,512**	2,074,042	**1,495,504**	1,799,078

27 Related Parties Disclosures

Ultimate Controlling Entity

The ultimate controlling entity is CSL Limited.

Transactions with Related Parties in the wholly owned controlled group

The parent entity entered into the following transactions during the year with related parties in the consolidated entity:

- Loans were advanced and repayments received on the long term intercompany accounts;
- Interest was charged on outstanding intercompany loan account balances;
- Sales and purchases of products;
- Licensing of intellectual property;
- Provision of marketing services by controlled entities; and
- Management fees were received from a controlled entity.

The sales, purchases and other services were undertaken on commercial terms and conditions.

Payment for intercompany transactions is through the intercompany loan accounts which may be subject to extended payment terms.

Amounts payable to and receivable from parties in the wholly owned controlled entities are set out in the notes to the financial statements.

Ownership interests:

The ownership interests in related parties in the consolidated entity are disclosed in Note 33. All transactions with controlled entities have been eliminated on consolidation.

Transactions with Other Related Parties

During the year, the parent entity did not enter into any transactions with other related parties. Amounts payable to and receivable from other related parties are set out in the notes to the financial statements.

Director and Executive Disclosures

The company has applied the exemption under Corporations Amendments Regulation 2005 which exempts listed companies from providing remuneration disclosures in relation to their specified directors and specified executives in their annual financial reports by Accounting Standard AASB1046 'Director and Executive Disclosures by Disclosing Entities'. These remuneration disclosures, together with other disclosures in relation to AASB 1046, are provided in the Directors' Report designated as audited. The other disclosures required by AASB1046 that are included in the Directors' Report but are not exempted from being included in the Financial Report under Corporations Amendments Regulation 2005 are duplicated below.

CSL Limited and its controlled entities

Notes to and forming part of the Financial Statements

continued

27 Related Parties Disclosures (cont.)

Director and Executive Disclosures (cont.)

Directors and Specified Executives Options and Rights Holdings

Performance Rights

	Balance at 1 July 2004	Number Granted	Balance at 30 June 2005	Number Lapsed	Terms and Conditions for Performance grants during 2005 Grant Date	Value per Right at Grant Date	First Exercise Date	Last Exercise Date
Executive Directors								
B A McNamee	70,000	-	70,000					
A M Cipa	40,000	-	40,000					
Specified Executives								
P Turner	24,800	-	24,800	-				
C Armit	8,400	6,000	14,400	-	25-Aug-04	$20.69	30-Sep-07	25-Aug-11
P Bordonaro	20,800	-	20,800	-				
A Cuthbertson	11,100	-	11,100	-				
P Turvey	17,100	-	17,100	-				
K Milroy	5,800	-	5,800	-				
T Giarla	-	6,000	6,000	-	25-Aug-04	$20.69	30-Sep-07	25-Aug-11
A Martinez	7,000	-	7,000	-				
M Sontrop	6,100	-	6,100	-				
H Strenger	2,800	-	2,800	-				
Total	**213,900**	**12,000**	**225,900**	**-**				

SESOP and SESOP II Options

	Balance at 1 July 2004	Number Granted	Number Exercised	Number Lapsed	Balance at 30 June 2005	Number Vested
Executive Directors						
B A McNamee	100,000	-	100,000		-	
A M Cipa	100,954	-	25,954		75,000	60,000
Specified Executives						
P Turner	185,192	-	10,192	-	175,000	80,000
C Armit	250,000	-	160,000	-	90,000	-
P Bordonaro	101,000	-	26,000	-	75,000	60,000
A Cuthbertson	135,000	-	48,000	-	87,000	-
P Turvey	125,924	-	25,924	-	100,000	40,000
K Milroy	84,000	-	14,000	-	70,000	21,000
T Giarla	139,500	-	36,000	-	103,500	72,000
M Sontrop	91,000	-	33,000	-	58,000	19,800
Total	**1,312,570**	**-**	**479,070**	**-**	**833,500**	**352,800**

CSL Limited and its controlled entities

Notes to and forming part of the Financial Statements
continued

27 Related Parties Disclosures (cont.)

Director and Executive Disclosures (cont.)

Director and Specified Executives Shares on Exercise of Options and Rights

	Date Option Granted	Number of shares	Paid $ per share	Unpaid $ per share
Executive Directors				
B A McNamee	November 1997	100,000	8.93	-
A M Cipa	July 1998	5,954	10.82	-
	July 1999	20,000	13.23	-
Specified Executives				
P Turner	July 1998	10,192	10.82	-
C Armit	February 2000	160,000	23.07	-
P Bordonaro	July 1998	6,000	10.82	-
	July 1999	20,000	13.23	-
A Cuthbertson	February 2000	48,000	21.01	-
P Turvey	July 1998	5,924	10.82	-
	July 1999	20,000	13.23	-
K Milroy	July 1999	14,000	13.23	-
T Giarla	July 1999	36,000	13.23	-
M Sontrop	July 1999	33,000	13.23	-
Total		**479,070**		

For all of the Options granted, the time-related vesting criteria was 60% of the allocation after 3 years from grant date, 20% after 4 years from grant date and the balance of 20% after 5 years from grant date.

Notes to and forming part of the Financial Statements continued

27 Related Parties Disclosures (cont.)

Director and Executive Disclosures (cont.)

Directors and Specified Executives Shareholding

	Balance at 1 July 2004	Options Exercised during year	Other changes during year	Balance at 30 June 2005	Balance as of date of this Report
Directors					
B A McNamee	770,651	100,000	(527,140)	343,511	343,511
A M Cipa	8,468	25,954	(25,875)	8,547	8,547
P H Wade	28,490	-	2,420	30,910	31,267
J Akehurst	2,500	-	3,813	6,313	6,470
E A Alexander	5,215	-	1,301	6,516	6,673
I A Renard	5,342	-	1,031	6,373	6,530
M A Renshaw	-	-	659	659	816
K J Roberts	4,872	-	966	5,838	5,995
A C Webster	7,876	-	966	8,842	8,999
Specified Executives					
P Turner	2,050	10,192	-	12,242	12,242
C Armit	724	160,000	(49,814)	110,910	110,910
P Bordonaro	36,760	26,000	(36,000)	26,760	26,760
A Cuthbertson	30,379	48,000	(30,000)	48,379	48,379
P Turvey	30,734	25,924	(9,687)	46,971	46,971
K Milroy	31,304	14,000	(8,701)	36,603	36,603
T Giarla	40,500	36,000	(76,500)	-	-
A Martinez	-	-	121	121	121
M Sontrop	1,559	33,000	(32,704)	1,855	1,855
H Strenger	-	-	-	-	-
Total	**1,007,424**	**479,070**	**(785,144)**	**701,350**	**702,649**

CSL Limited and its controlled entities

Notes to and forming part of the Financial Statements continued

27 Related Parties Disclosures (cont.)

Director and Executive Disclosures (cont.)

Loans to Directors and Specified Executives

Details of the aggregate of loans to Directors and Specified Executives are as shown:

		Opening Balance $000	Interest Charged $000	Interest not charged $000	Closing Balance $000	Number in group 30 June 2005
Directors	**2005**	**1,882**	**71**	**71**	**941**	**2**
	2004	1,893	51	133	1,882	2
Specified executives	**2005**	**1,930**	**72**	**218**	**5,041**	**10**
	2004	1,587	28	137	1,930	6
Total Directors and Specifed Executives	**2005**	**3,812**	**143**	**289**	**5,982**	**12**
	2004	3,480	79	270	3,812	8

Details of individuals with loans above $100,000 in the reporting period are as follows:

	Balance at 1 July 2004 $000	Interest Charged $000	Interest Not Charged $000	Balance at 30 June 2005 $000	Highest owing in period $000
Directors					
B A McNamee	1,834	70	69	893	2,727
Specified Executives					
P Turner	-	3	4	110	110
C Armit	-	14	63	2,537	2,537
P Bordonaro	462	15	30	330	791
A Cuthbertson	155	15	54	1,008	1,008
P Turvey	397	16	32	593	726
K Milroy	381	8	23	463	463
T Giarla	536	-	10	-	1,012
M Sontrop	-	-	3	-	437

All of the loans relate to SESOP and SESOP II under which executive directors and specified executives were provided with loans to fund the exercise of options. SESOP was terminated by the Company and there are no longer any outstanding options under SESOP. No grants of options have been made under SESOP II since July 2003.

Loans to executive directors and specified executives relating to SESOP are interest free. Loans relating to SESOP II are charged interest at a concessional average rate of 2%. This is based on interest being charged equivalent to the after-tax cash amount of dividends on the underlying shares (excluding the impact of imputation and assuming a marginal income tax rate of 48.5%). The average commercial rate of interest during the year was 7%.

Other Transactions and Balances with Directors and Specified Executives

The directors and specified executives and their related entities have the following transactions with entities within the consolidated entity that occur within a normal employee, customer or supplier relationship on terms and conditions no more favourable than those which it is reasonable to expect the entity would have adopted if dealing at arm's length in similar circumstances:

- The Company has a number of contractual research relationships with the University of Melbourne of which Mr Ian Renard is the Chancellor and Miss Elizabeth Alexander is the Chair of the Finance Committee and a member of the Council.
- The parent entity made contributions during the financial year to the CSL Superannuation Plan. Dr B A McNamee is a shareholder of the Plan's trustee company, but not a member of the Plan.

CSL Limited and its controlled entities

Notes to and forming part of the Financial Statements continued

	Consolidated Entity 2005 $000	Consolidated Entity 2004 $000	Parent Entity 2005 $000	Parent Entity 2004 $000
28 Employee Benefits				
Employee benefit liabilities:				
Provision for employee benefits - current (note 18)	**47,198**	61,520	**16,717**	14,593
Provision for employee benefits - non-current (note 22)	**138,690**	140,801	**10,646**	9,551
	185,888	202,321	**27,363**	24,144
The number of full time equivalents employed at 30 June	**6,474**	7,565	**1,253**	1,210

Employee Share Ownership Schemes

CSL Limited operates the following schemes:

Senior Executive Share Ownership Plan (SESOP)

The establishment of the SESOP plan was approved by special resolution at the annual general meeting of the Company on 15 August 1994.

Under the rules of SESOP, the parent entity has provided an interest free loan to each participant which was used to acquire the options. A receivable is included in the financial statements in Note 9. In the event of lapse, the parent entity has undertaken to acquire the options at an amount equal to the option price. This amount will be used to discharge the participants' loans. Options issued under SESOP ceased during the year ended 30 June 1997.

There are no longer any SESOP options outstanding however there are some interest free loans associated with exercised SESOP options remaining.

Revised Senior Executive Share Ownership Plan (SESOP II)

The establishment of the SESOP II plan was approved by special resolution at the annual general meeting of the Company on 20 November 1997.

Under the rules of SESOP II no loan is made to the recipients of options until the option is exercised. Consequently, no amounts are recorded in receivables until the option is exercised.

The options are issued for a term of seven years and begin to be exercisable after the third anniversary of the date of grant. The options cannot be transferred and are not quoted on the ASX.

Performance hurdles for both the consolidated entity and employees must be met before the options can be exercised. The exercise price is calculated using the weighted average price over the 5 days preceding the issue date of the option.

The following table summarises information about options outstanding at 30 June 2005:

Grant Date	No. of Employees	Opening Balance	During the year Granted	During the year Exercised	During the year Lapsed	Balance at 30 June 2005	Exercise Price	Expiry Date
SESOP II - 20 November 1997	1	100,000		100,000		-	$8.93	20-Nov-04
SESOP II - 14 July 1998	11	58,310		58,310		-	$10.82	14-Jul-05
SESOP II - 13 July 1999	27	392,480		392,480		-	$13.23	13-Jul-06
SESOP II - 16 November 1999	1	85,000		68,000		17,000	$20.84	16-Nov-06
SESOP II - 28 February 2000	1	60,000		48,000		12,000	$21.01	28-Feb-07
SESOP II - 9 February 2000	1	200,000		160,000		40,000	$23.07	9-Feb-07
SESOP II - 2 August 2000	28	612,700		28,720	25,000	558,980	$34.04	2-Aug-07
SESOP II - 20 June 2001	34	649,500			15,100	634,400	$37.54	20-Jun-08
SESOP II - 21 August 2001	3	90,000				90,000	$49.31	20-Aug-08
SESOP II - 23 August 2001	17	198,000			72,000	126,000	$37.54	22-Aug-08
SESOP II - 18 October 2001	1	5,000				5,000	$43.51	20-Aug-08
SESOP II - 10 December 2001	3	91,000			28,000	63,000	$49.94	9-Dec-08
SESOP II - 28 January 2002	1	20,000				20,000	$47.20	28-Jan-09
SESOP II - 23 July 2002	49	1,091,200		15,000	62,500	1,013,700	$27.97	23-Jul-09
SESOP II - 16 October 2002	1	30,000				30,000	$20.67	16-Oct-09
SESOP II - 1 July 2003	29	507,600	-	114,700	-	392,900	$12.19	1-Jul-10
Total		4,190,790		985,210	202,600	3,002,980		

CSL Limited and its controlled entities

Notes to and forming part of the Financial Statements
continued

28 Employee Benefits (cont.)

Senior Executive Share Ownership Plan (SESOP II)

The following table summarises information about options exercised by employees during the year ended 30 June 2005:

Number of Options	Grant Date	Exercise Date	Expiry Date	Exercise Price	Proceeds from shares Issued	Number of shares Issued	Issue Date	Fair value of Shares Issued
42,426	14-Jul-1998	31-Aug-2004	14-Jul-2005	$10.82	$459,049	42,426	03-Sep-2004	$25.85
342,480	13-Jul-1999	31-Aug-2004	13-Jul-2006	$13.23	$4,531,010	342,480	03-Sep-2004	$25.85
100,000	20-Nov-1997	31-Aug-2004	20-Nov-2004	$8.93	$893,000	100,000	03-Sep-2004	$25.85
68,000	16-Nov-1999	31-Aug-2004	16-Nov-2006	$20.84	$1,417,120	68,000	03-Sep-2004	$25.85
48,000	28-Feb-2000	31-Aug-2004	28-Feb-2007	$21.01	$1,008,480	48,000	03-Sep-2004	$25.85
9,930	14-Jul-1998	17-Sep-2004	14-Jul-2005	$10.82	$107,443	9,930	20-Sep-2004	$29.75
19,200	01-Jul-2003	17-Sep-2004	01-Jul-2010	$12.19	$234,048	19,200	20-Sep-2004	$29.75
14,000	13-Jul-1999	17-Sep-2004	13-Jul-2006	$13.23	$185,220	14,000	20-Sep-2004	$29.75
48,000	01-Jul-2003	10-Dec-2004	01-Jul-2010	$12.19	$585,120	48,000	13-Dec-2004	$28.30
5,954	14-Jul-1998	23-Feb-2005	14-Jul-2005	$10.82	$64,422	5,954	28-Feb-2005	$31.99
36,000	13-Jul-1999	23-Feb-2005	13-Jul-2006	$13.23	$476,280	36,000	28-Feb-2005	$31.99
160,000	09-Feb-2000	23-Feb-2005	09-Feb-2007	$23.07	$3,691,200	160,000	28-Feb-2005	$31.99
47,500	01-Jul-2003	10-Mar-2005	01-Jul-2010	$12.19	$579,025	47,500	15-Mar-2005	$33.49
15,000	23-Jul-2002	10-Mar-2005	23-Jul-2009	$27.97	$419,550	15,000	15-Mar-2005	$33.49
28,720	02-Aug-2000	23-Mar-2005	02-Aug-2007	$34.04	$977,629	28,720	28-Mar-2005	$35.08
985,210					$15,628,596	985,210		

The following table summarises information about options exercised by employees during the year ended 30 June 2004:

Number of Options	Grant Date	Exercise Date	Expiry Date	Exercise Price	Proceeds from shares Issued	Number of shares Issued	Issue Date	Fair value of Shares Issued
14,000	17-Mar-1998	19-Jul-2003	17-Mar-2005	$11.45	$160,300	14,000	22-Jul-2003	$13.82
9,000	17-Mar-1998	12-Oct-2003	17-Mar-2005	$11.45	$103,050	9,000	15-Oct-2003	$16.98
18,000	13-Jul-1999	04-Nov-2003	13-Jul-2006	$13.23	$238,140	18,000	07-Nov-2003	$17.52
40,500	13-Jul-1999	17-Jan-2004	13-Jul-2006	$13.23	$535,815	40,500	20-Jan-2004	$17.57
35,000	13-Jul-1999	28-Mar-2004	13-Jul-2006	$13.23	$463,050	35,000	31-Mar-2004	$20.98
35,000	01-Jul-2003	28-Mar-2004	01-Jul-2010	$12.19	$426,650	35,000	31-Mar-2004	$20.98
29,300	01-Jul-2003	12-Apr-2004	01-Jul-2010	$12.19	$357,167	29,300	15-Apr-2004	$23.20
33,940	13-Jul-1999	12-Apr-2004	13-Jul-2006	$13.23	$449,026	33,940	15-Apr-2004	$23.20
8,000	17-Mar-1998	12-Apr-2004	17-Mar-2005	$11.45	$91,600	8,000	15-Apr-2004	$23.20
222,740					$2,824,798	222,740		

The fair value of shares issued during the reporting period is considered to be the market price of shares of CSL Limited on the ASX as at the closing of trading on their respective issue dates.

CSL Limited and its controlled entities

Notes to and forming part of the Financial Statements continued

28 Employee Benefits (cont.)

Employee Performance Rights Plan

The establishment of the Performance Rights Plan was approved by special resolution at the annual general meeting of the Company on 16 October 2003.

Unless otherwise determined by the Board, Performance Rights will be granted for no consideration payable by the employee. A Performance Right represents the right to subscribe for or acquire one share for either nil or monetary consideration not exceeding $1.00 per share.

A Performance Right may only be exercised when it has become a Vested Performance Right. Unvested Performance Rights cannot be exercised. Vested Performance Rights can be exercised from the date they become Vested Performance Rights until they lapse.

Performance Rights may become Vested Performance Rights if the Company satisfies specified Performance Hurdles during specified Performance Periods. The Performance hurdle is the Company's Total Shareholder Return (TSR) relative to the ASX top 100 index (excluding commercial banks, oil and gas and selected metals and mining companies).

The Performance Period is 3 years (or, if not fully met after 3 years, then 4 years or 5 years) with the Test Dates occurring at the end of Years 3, 4 and 5. The Performance Hurdles will 'cascade' so that a proportion of Performance Rights become Vested Performance Rights when a minimum target is reached, and the proportion will increase as performance exceeds the minimum target.

If, on any Test Date, the Company's performance does not place it above the 50th percentile, in terms of TSR ranking, none of the Performance Rights will vest. Where the Company is placed at or above the 75th percentile, all of the Performance Rights will vest. Between the 50th and 75th percentiles, the proportion of Performance Rights that will vest will increase on a straight line basis.

No loans are provided by the Company in relation to the grant of Performance Rights to, or exercise of Performance Rights by employees under the Performance Rights Plan.

The following table summarises information about performance rights outstanding and exercisable at 30 June 2005:

	Opening	During the year:			Balance at	Exercise	Earliest	Expiry
Grant Date	Balance	Granted	Exercised	Lapsed	30 June 2005	Price	Vesting Date	Date
16-Oct-2003	50,000				50,000	Nil	30-Sep-2006	27-Oct-2010
15-Dec-2003	153,000			(24,400)	128,600	Nil	30-Sep-2006	27-Oct-2010
28-Apr-2004	60,000				60,000	Nil	31-Mar-2007	31-Mar-2011
21-Jun-2004	132,300				132,300	Nil	31-Mar-2007	31-Mar-2011
29-Oct-2004	-	83,400	-	-	83,400	Nil	30-Sep-2007	25-Aug-2011
	395,300	83,400	-	(24,400)	454,300			

Global Employee Share Plan (GESP)

Global Employee Share Plan (GESP) also operates whereby employees make contributions from after tax salary up to a maximum of $3,000 per contribution period. The employees receive the shares at a 15% discount to the applicable market rate, as quoted on the ASX on the first day or the last day of the six month contribution period, whichever is lower.

CSL Limited and its controlled entities

Notes to and forming part of the Financial Statements continued

29 Superannuation Plans

The consolidated entity sponsors a range of superannuation plans for its employees worldwide. Entities of the consolidated entity who operate benefit plans contribute to their respective plans in accordance with the Trust Deeds following receipt of actuarial advice.

The consolidated entity's defined benefit plans as at 30 June 2005 are as follows:

Name of the plan	Type	Date of Last Assessment	Note
CSL Superannuation Plan (Australia)	Defined Benefit	30 June 2005	(a)
ZLB Bioplasma AG Pension Fund (Switzerland)	Defined Benefit	30 June 2005	(b)
ZLB Behring Pension Plan (US PP)	Defined Benefit	30 June 2005	(c)
ZLB Behring Union Pension Plan (US UPP)	Defined Benefit	30 June 2005	(c)
ZLB Behring GmbH Pension Plan, ZLB Pharma GmbH Pension Plan and ZLB Behring KG Pension Plan (Germany)	Defined Benefit	30 June 2005	(d)
ZLB Behring KK Retirement Allowance Plan (Japan)	Defined Benefit	30 June 2005	(e)

Details of the above superannuation plans as at the date of their last assessment are as follows:-

	Australia $000	Switzerland $000	US PP $000	US UPP $000	Germany $000	Japan $000	Total $000
Net market value of plan assets	26,040	193,688	62,158	44,055	-	-	325,941
Accrued benefits	(26,199)	(193,637)	(73,190)	(65,244)	(57,616)	(5,672)	(421,558)
	(159)	51	(11,032)	(21,189)	(57,616)	(5,672)	(95,617)
Amounts provided	159	-	11,032	21,189	57,616	5,672	95,668
Excess of plan assets and amounts provided over accrued benefits	-	51	-	-	-	-	51
Vested benefits	24,140	163,964	73,190	65,244	52,320	3,932	382,790

(a) The actuarial assessment of the CSL Superannuation Plan was performed by Mr P Shallue, BSc , FIAA of Mercer Benefit Services Pty Ltd on 30 June 2005.

(b) The actuarial assessment of the ZLB Bioplasma AG Pension Fund was performed by Mr M A Rothlisberger, Qualified Pension Actuary and Dr O Kern, Dipl. phys. ing. ETH of AON Chuard Consulting AG on 30 June 2005.

(c) The actuarial assessments of the ZLB Behring Pension Plan and ZLB Behring Union Pension Plan were performed by Mr T Billone, ASA and Mr C Chinlci, EA of Buck Consultants on 30 June 2005.

(d) The actuarial assessment of the ZLB Behring GmbH Pension Plan, ZLB Pharma GmbH Pension Plan and ZLB Behring KG Pension Plan were performed by M Grünzig and F Tiede, certified actuaries of Hochster Pensions Benefits Services GmbH on 30 June 2005.

(e) The actuarial assessment of the ZLB Behring KK Retirement Allowance Plan was performed by Mr M Suzuki, Certified Pension Actuary, FIAJ, and Mr Z Watanabe, Certified Pension Actuary, FIAJ of Mercer Human Resource Consulting Ltd. on 30 June 2005.

Notes to and forming part of the Financial Statements continued

	Consolidated Entity		Parent Entity	
	2005 $	2004 $	2005 $	2004 $
30 Remuneration of Auditors				
Amounts received, or due and receivable, for the audit and review of the financial reports of the parent entity and its controlled entities by:				
- Ernst & Young	**590,217**	608,000	**590,217**	608,000
- Ernst & Young related practices	**2,391,655**	2,352,576	-	-
	2,981,872	2,960,576	**590,217**	608,000
Amounts received, or due and receivable, for the other services in relation to the parent entity and its controlled entities by:				
- Ernst & Young[1]	**602,672**	326,200	**602,672**	326,200
- Ernst & Young related practices[2]	**19,695**	4,851,940	-	-
	622,367	5,178,140	**602,672**	326,200
	3,604,239	8,138,716	**1,192,889**	934,200

[1] Includes completion audits in relation to the JRH disposal, IAS implementation advice and other compliance audits (2004 includes work on the Aventis Behring acquisition). Refer Directors' report for further details.

[2] Completion audits in relation to the JRH disposal (2004 includes financial due diligence in relation to the Aventis Behring acquisition). Refer Directors' report for further details.

	Consolidated Entity		Parent Entity	
	2005 $000	2004 $000	2005 $000	2004 $000
31 Commitments				
Capital Commitments				
Estimated capital expenditure contracted for at balance date but not provided for in the financial statements, payable:				
Not later than one year	**10,550**	32,295	**4,500**	9,985
Later than one year but not later than five years	-	446	-	-
	10,550	32,741	**4,500**	9,985
Lease Commitments				
(i) Operating Leases				
Total lease expenditure contracted for at balance date but not provided for in the financial statements, payable:				
Not later than one year	**31,889**	29,436	**1,433**	1,378
Later than one year but not later than five years	**86,222**	112,241	**2,619**	1,176
Later than five years	**132,268**	140,543	**378**	158
	250,379	282,220	**4,430**	2,712
Representing				
Non-cancellable operating leases	**250,379**	282,220	**4,430**	2,712

Operating leases entered into relate predominantly to leased land and rental properties. Rental payments are generally fixed, but with inflation escalation clauses on which contingent rentals are determined. No operating leases contain restrictions on financing or other leasing activities.

CSL Limited and its controlled entities

Notes to and forming part of the Financial Statements

continued

	Consolidated Entity		Parent Entity	
	2005 $000	2004 $000	2005 $000	2004 $000
31 Commitments (cont.)				
(ii) Finance Leases				
Not later than one year	**1,937**	1,912	-	-
Later than one year but not later than five years	**8,374**	7,575	-	-
Later than five years	**32,329**	37,877	-	-
Total minimum lease payments	**42,640**	47,364	-	-
- future finance charges	**(2,399)**	(2,162)	-	-
- lease liability	**40,241**	45,202	-	-
- current liability (refer note 16)	**1,756**	2,028	-	-
- non-current liability (refer note 20)	**38,485**	43,174	-	-
	40,241	45,202	-	-
(iii) Total Lease Liability				
Total lease liability accrued for:				
Current				
- surplus lease space (refer note 16)	**6,720**	5,353	-	-
- finance leases (refer note 16)	**1,756**	2,028	-	-
	8,476	7,381	-	-
Non-Current				
- surplus lease space (refer note 20)	**3,844**	9,149	-	-
- finance leases (refer note 20)	**38,485**	43,174	-	-
	42,329	52,323	-	-
	50,805	59,704	-	-

32 Contingent Assets and Liabilities

Guarantees

Details and estimates of maximum amounts of contingent liabilities, classified in accordance with the party from whom the liability could arise for which no provisions are included in the financial statements, are as follows:

	Consolidated 2005	Consolidated 2004	Parent 2005	Parent 2004
Parent entity guarantee of controlled entity borrowings	-	-	**818,897**	638,349
Bank guarantees	**23,186**	22,298	**4,045**	6,006
	23,186	22,298	**822,942**	644,355

As explained in Note 33, the parent entity has entered into a deed of cross guarantee in accordance with a class order issued by the Australian Securities and Investments Commission. The parent entity, and the controlled entities which are party to the deed, have guaranteed the repayment of all current and future creditors in the event that any of these companies are wound up.

Service Agreements

The maximum contingent liabilities for benefits under service agreements, in the event of an involuntary redundancy, is between 3 to 12 months. Agreements are held with the managing director and persons who take part in the management of the companies in the consolidated entity.

	Consolidated 2005	Consolidated 2004	Parent 2005	Parent 2004
These contingent liabilities amount to:	**8,243**	8,493	**3,780**	3,363

Notes to and forming part of the Financial Statements continued

32 Contingent Assets and Liabilities (cont.)

Contingent consideration on acquisitions

On 31 March 2004, the consolidated entity acquired the global plasma therapeutics business of Aventis Behring. The consideration included contingent payments. A cash payment or issue of shares (at CSL Limited's discretion) in the amount of USD 125 million will be required to be made by the consolidated entity if the fourth year ordinary share price of CSL Limited is above A$28 per share ('trigger price'). To satisfy this requirement, the volume weighted average share price of an ordinary share of CSL Limited must be above the trigger price for 20 consecutive trading days for the period starting from 1 October 2007 and ending on 31 March 2008.

A further cash payment or issue of shares (at CSL Limited's discretion) in the amount of USD 125 million will be required to be made by the consolidated entity if the fourth year ordinary share price of CSL Limited is above A$35 per share. The same requirement for the trigger price must be satisfied as mentioned above.

Litigation

The consolidated entity is currently involved in litigation with both Bayer and Baxter over alleged infringement of the consolidated entity's interest in the Freudenberg patent covering technology involved in the production of rFVIII. Bayer has filed a counter suit against the consolidated entity, claiming breach of the Helixate supply agreement. There is no guarantee that the consolidated entity will be successful in their defence of this patent. Bayer's counter suit against the consolidated entity represents a threat to the continued supply of Helixate from Bayer.

The consolidated entity is involved in other litigation in the ordinary course of business. The directors believe that future payment for any contingent liabilities in respect of litigation is remote. The consolidated entity has disclaimed liability for, and are vigorously defending, all current claims and actions that have been made.

CSL Limited and its controlled entities

Notes to and forming part of the Financial Statements
continued

	Country of incorporation	Percentage Owned		
		2005 %	2004 %	
33 Controlled Entities				
Parent Entity:				
CSL Limited	Australia			
Controlled Entities of CSL Limited:				
JRH Biosciences Pty Ltd	Australia	-	100	(e)
Cervax Pty Ltd	Australia	**74**	74	
CSL (New Zealand) Limited	New Zealand	**100**	100	(a)
Iscotec AB	Sweden	**100**	100	(a)
CSL International Pty Ltd	Australia	**100**	100	
CSL Finance Pty Ltd	Australia	**100**	100	
CSL Denmark ApS	Denmark	**100**	100	(a)
ZLB Behring AG	Switzerland	**100**	100	(a)
ZLB GmbH	Germany	**100**	100	(a)
CSL UK Holdings Limited	England	**100**	100	(a)
JRH Biosciences Limited	England	-	100	(e)
ZLB Bioplasma UK Limited	England	**100**	100	(a)
ZLB Bioplasma Belgium sprl	Belgium	-	100	(a)(b)
ZLB Bioplasma Italy srl	Italy	-	100	(a)(c)
CSL US Inc	USA	-	100	(e)
JRH Biosciences Inc	USA	-	100	(e)
ZLB Holdings Inc	USA	**100**	100	(a)
ZLB Bioplasma (Hong Kong) Limited	Hong Kong	**100**	100	(a)
ZLB Behring LLC	USA	**100**	100	(a)
ZLB Bio-Services Inc.	USA	-	100	(a)(d)
ZLB Behring Sales Force Inc.	USA	**100**	100	(a)
ZLB Bioplasma Inc	USA	**100**	100	(a)
ZLB Behring Canada Inc.	Canada	**100**	100	(a)
ZLB Behring Brazil Comercio de Produtos Farmaceuticals Ltda	Brazil	**100**	100	(a)
ZLB Behring KK	Japan	**100**	100	(a)
Aventis Behring S.A. de C.V.	Mexico	**100**	100	(a)
ZLB Behring S.A.	France	**100**	100	(a)
ZLB Pharma GmbH	Germany	**100**	100	(a)
Aventis Behring Hispaniola S.A.	Dominican Republic	-	100	(f)
ZLB Behring Foundation for Research and Advancement of Patient Health	USA	**100**	100	(a)

Notes to and forming part of the Financial Statements continued

	Country of incorporation	Percentage Owned 2005 %	2004 %	
33 Controlled Entities (cont.)				
ZLB Behring Verwaltungs GmbH	Germany	**100**	100	(a)
ZLB Behring Beteiligungs GmbH & Co KG	Germany	**100**	100	(a)
ZLB Plasma Services GmbH	Germany	**100**	100	(a)
ZLB Behring GmbH	Germany	**100**	100	(a)
ZLB Behring (Switzerland) AG	Switzerland	**100**	100	(a)
ZLB Behring GmbH	Austria	**100**	100	(a)
ZLB Behring S.A.	Spain	**100**	100	(a)
ZLB Behring A.B.	Sweden	**100**	100	(a)
ZLB Behring S.p.A.	Italy	**100**	100	(a)(c)
ZLB Behring N.V.	Belgium	**100**	100	(a)(b)
ZLB Behring Lda	Portugal	**100**	100	(a)
ZLB Behring MEPE	Greece	**100**	100	(a)
ZLB Behring Asia Pacific Limited	Hong Kong	**100**	100	(a)
ZLB Behring S.A.	Argentina	**100**	100	(a)
ZLB Behring Holdings Ltd.	England	**100**	100	(a)
ZLB Behring UK Ltd.	England	**100**	100	(a)

(a) Audited by affiliates of the parent entity auditors.

(b) ZLB Bioplasma Belgium sprl merged with ZLB Behring NV during the financial year, as a consequence 52% of the share capital of ZLB Behring NV is owned by CSL Denmark ApS.

(c) ZLB Bioplasma Italy srl merged with ZLB Behring S.p.A. during the financial year, as a consequence 3% of the share capital of ZLB Behring S.p.A is owned by CSL Denmark ApS.

(d) ZLB Bio-Services Inc merged with ZLB Bioplasma Inc during the year.

(e) Entity was sold on 28 February 2005.

(f) Entity dissolved during the year.

CSL Limited and its controlled entities

Notes to and forming part of the Financial Statements continued

33 Controlled Entities (cont.)

A deed of cross guarantee between CSL International Pty Ltd and CSL Limited was enacted on 20 June 1995 and relief was obtained from preparing financial statements of CSL International Pty Ltd under the ASIC Class Order. On 30 June 2003, an Assumption Deed was lodged with ASIC, which joins CSL Finance Pty Ltd and JRH Biosciences Pty Ltd as parties to the deed of cross guarantee. JRH Biosciences Pty Ltd was removed from the deed on its disposal from the group during the year. Under the deed, all entities guarantee to support the liabilities and obligations of each other. Financial information for the class order group comprising CSL Limited, CSL International Pty Ltd, CSL Finance Pty Ltd and JRH Biosciences Pty Ltd (until its disposal on 28 February 2005) is as follows:

	2005 $000	2004 $000
Statement of Financial Performance		
Sales revenue	**403,201**	452,475
Cost of sales	**202,458**	253,290
Gross profit	**200,743**	199,185
Other revenues	**443,140**	134,159
Research and development expenses	**59,192**	46,856
Selling and marketing expenses	**43,132**	45,068
General and administration expenses	**43,847**	42,804
Borrowing costs	**23,807**	19,444
Carrying amount of net assets of discontinued operations sold	**261,678**	24,920
Profit from ordinary activities before income tax expense	**212,227**	154,252
Income tax expense relating to ordinary activities	**15,748**	35,753
Profit from ordinary activities after income tax expense	**196,479**	118,499
Set out below is a summary of movements in consolidated retained profits of the closed group:		
Retained profits at the beginning of the financial year	**461,246**	401,450
Net profit	**196,479**	118,499
Dividends provided for or paid	**(84,950)**	(58,703)
Retained profits at the end of the financial year	**572,775**	461,246

CSL Limited and its controlled entities

Notes to and forming part of the Financial Statements

continued

33 Controlled Entities (cont.)

	2005 $000	2004 $000
Statement of Financial Position		
CURRENT ASSETS		
Cash assets	**461,769**	12,561
Receivables	**50,951**	63,631
Inventories	**59,451**	93,753
Other	**2,419**	3,894
Total Current Assets	**574,590**	173,839
NON-CURRENT ASSETS		
Receivables	**456,876**	653,387
Other financial assets	**1,301,407**	1,534,091
Property, plant and equipment	**261,402**	259,993
Deferred tax assets	**10,400**	10,233
Intangibles	**20,000**	20,000
Total Non-Current Assets	**2,050,085**	2,477,704
TOTAL ASSETS	**2,624,675**	2,651,543
CURRENT LIABILITIES		
Payables	**138,221**	57,938
Tax liabilities	**-**	16,219
Provisions	**17,848**	15,622
Total Current Liabilities	**156,069**	89,779
NON-CURRENT LIABILITIES		
Payables	**1,328**	34,941
Interest bearing liabilities	**598,286**	489,681
Deferred tax liabilities	**33,968**	29,943
Provisions	**16,391**	20,712
Total Non-Current Liabilities	**649,973**	575,277
TOTAL LIABILITIES	**806,042**	665,056
NET ASSETS	**1,818,633**	1,986,487
EQUITY		
Contributed equity	**1,223,034**	1,502,417
Reserves	**22,824**	22,824
Retained profits	**572,775**	461,246
TOTAL EQUITY	**1,818,633**	1,986,487

CSL Limited and its controlled entities

Notes to and forming part of the Financial Statements continued

	Notes	Consolidated Entity 2005 $000	Consolidated Entity 2004 $000	Parent Entity 2005 $000	Parent Entity 2004 $000
34 Statement of Cash Flows					
Reconciliation of Cash Assets and Non-Cash Financing and Investing Activities					
(i) Cash at the end of the year is shown in the statement of financial position as:					
Cash on hand	5	**258,528**	112,478	**-**	12,700
Cash deposits	5	**465,314**	2,418	**461,769**	-
Bank overdrafts	16	**(4,091)**	(4,553)	**-**	-
		719,751	110,343	**461,769**	12,700

(ii) Non-Cash Financing and Investing Activities

On 31 March 2004, the consolidated entity acquired the global plasma therapeutics business of Aventis Behring through the acquisition of 100% of the share capital of Aventis Behring LLC and Aventis Behring GmbH for $954.0 million. $146.5 million of the consideration amount represents deferred consideration at the date of acquisition.

	Consolidated Entity 2005 $000	Consolidated Entity 2004 $000	Parent Entity 2005 $000	Parent Entity 2004 $000
Reconciliation of Profit from Ordinary Activities after Tax to Cash Flows from Operations				
Profit from ordinary activities after tax	**546,518**	219,625	**60,759**	120,340
Non-cash items in profit from ordinary activities				
Depreciation and amortisation	**170,701**	129,995	**29,746**	31,977
Loss on sale of property, plant and equipment	**1,994**	2,584	**67**	1,034
Amortisation of borrowing costs	**1,258**	974	**-**	-
Changes in assets and liabilities, net of the effects of purchase of controlled entities				
(Increase)/decrease in receivables	**(83,560)**	55,773	**(14,463)**	16,437
(Increase)/decrease in inventories	**157,972**	(33,268)	**6,696**	(7,882)
(Increase)/decrease in prepayments	**(3,147)**	(20,869)	**475**	(2,392)
(Increase)/decrease in tax assets	**(22,016)**	(18,651)	**(575)**	668
Increase/(decrease) in payables	**40,234**	(13,791)	**892**	(6,562)
Decrease in provisions	**(36,572)**	(20,924)	**(2,316)**	(5,271)
(Increase)/decrease in tax liabilities	**44,087**	7,892	**(5,558)**	10,043
	817,469	309,340	**75,723**	158,392
Less: Profit on sale of a business unit	**249,647**	102,346	**-**	75,189
Net cash inflow from operating activities	**567,822**	206,994	**75,723**	83,203

Notes to and forming part of the Financial Statements continued

34 Statement of Cash Flows (cont.)

Financing Facilities

The consolidated entity has access to the following financing facilities with a number of financial institutions:

	Consolidated Entity			Parent Entity		
	Accessible $000	Drawn down $000	Unused $000	Accessible $000	Drawn down $000	Unused $000
June 2005						
Bank overdraft facility (b), (d)	**9,383**	**4,091**	**5,292**	**4,482**	**-**	**4,482**
Bank loan facilities (a), (d)	**658,514**	**459,287**	**199,227**	**-**	**-**	**-**
Total financing facilities (c)	**667,897**	**463,378**	**204,519**	**4,482**	**-**	**4,482**
June 2004						
Bank overdraft facility (b), (d)	9,140	4,553	4,587	4,587	-	4,587
Bank loan facilities (a), (d)	758,906	237,535	521,371	-	-	-
Total financing facilities (c)	768,046	242,088	525,958	4,587	-	4,587

(a) Drawn facilities expire in March 2007 and March 2009.

(b) No specific expiry date.

(c) The current/non-current allocation of loan facilities reflect the existing refinancing arrangements in place during the period.

(d) The bank loan and overdraft facilities have certain loan covenants attached to them. As at balance date, the consolidated entity was in compliance with these covenants.

Disposal of Controlled Entities and Businesses

On 28 February 2005, the consolidated entity disposed of the JRH business unit to Sigma-Aldrich Corporation. Details of the disposal are included in Note 36.

On 26 March 2004, the consolidated entity disposed of the Animal Health business unit. This business unit included Biocor Animal Health Inc. Details of the disposal are included in Note 36.

CSL Limited and its controlled entities

Notes to and forming part of the Financial Statements continued

35 Acquisition of Controlled Entities and Businesses

On 31 March 2004, the consolidated entity acquired the global plasma therapeutics business of Aventis Behring through the acquisition of 100% of the share capital of Aventis Behring LLC and Aventis Behring GmbH for $954.0 million (US$717.9 million).

		Consolidated Entity 2004 $000
Consideration		
Cash		807,528
Deferred Consideration		146,515
Total consideration		954,043
Fair value of net assets of consolidated entities acquired		
Current Assets	Cash	34,658
	Receivables	385,250
	Inventories	1,069,853
	Other	7,962
Non-current assets	Receivables	1,897
	Other financial assets	1,976
	Property, plant and equipment	470,403
	Deferred tax assets	37,784
Current liabilities	Payables	(254,855)
	Interest-bearing liabilities	(8,847)
	Provisions - Employee entitlements	(32,798)
	Provisions - Other	(19,457)
	Provision for restructuring (note 18)	(115,360)
Non-current liabilities	Interest-bearing liabilities	(47,999)
	Deferred tax liabilities	(46,493)
	Provisions - Employee entitlements	(122,147)
	Provisions - Other	(14,987)
		1,346,840
Discount on Acquisition		(392,797)
Total consideration		954,043
Outflow of cash to acquire consolidated entities and business		
Cash consideration		807,528
Cash acquired		(34,658)
		772,870

Contingent consideration

On 31 March 2004, the consolidated entity acquired the global plasma therapeutics business of Aventis Behring. The consideration included contingent payments. A cash payment or issue of shares (at CSL Limited's discretion) in the amount of USD 125 million will be required to be made by the consolidated entity if the fourth year ordinary share price of CSL Limited is above A$28 per share ('trigger price'). To satisfy this requirement, the volume weighted average share price of an ordinary share of CSL Limited must be above the trigger price for 20 consecutive trading days for the period starting from 1 October 2007 and ending on 31 March 2008.

A further cash payment or issue of shares (at CSL Limited's discretion) in the amount of USD 125 million will be required to be made by the consolidated entity if the fourth year ordinary share price of CSL Limited is above A$35 per share. The same requirement for the trigger price must be satisfied as mentioned above.

Notes to and forming part of the Financial Statements continued

36 Discontinued Operation

Disposal of JRH Biosciences

On 28 February 2005, the consolidated entity disposed of the JRH business unit to Sigma-Aldrich Corporation. The disposal included 100% of the voting shares in CSL US Inc, JRH Biosciences Limited and JRH Biosciences Pty Ltd. CSL US Inc was the owner of JRH Biosciences Inc.

The net gain from the sale of the JRH Business was as follows:

	Consolidated Entity 2005 $000
Net proceeds from the sale of the JRH business unit	**458,246**
Written down value of assets sold and liabilities settled	**(178,548)**
Net gain on sale before tax	**279,698**
Attributable income tax expense	**(30,051)**
Net gain on sale after tax	**249,647**
The carrying amounts of total assets to be disposed and total liabilities settled were as follows:	
Total Assets	**199,842**
Total Liabilities	**21,294**
Net Assets	**178,548**

Financial Performance Information

The financial performance of the business unit for the year ended 30 June 2005 is as follows:

Revenue from ordinary activities	**141,327**
Expenses from ordinary activities	**119,387**
Profit from ordinary activities before income tax	**21,940**
Income tax expense relating to ordinary activities	**7,378**
Profit from ordinary activities after income tax	**14,562**
Cash flows during the year	
Net cash flows from operating activities	**(12,826)**
Net cash flows from investing activities	**(14,868)**
Net cash flows from financing activities	**48,709**
Net cash inflows	**21,015**

CSL Limited and its controlled entities

Notes to and forming part of the Financial Statements

continued

36 Discontinued Operation (cont.)

Disposal of Animal Health Business Unit

On 26 March 2004, the consolidated entity disposed of the Animal Health business unit to Pfizer Inc. The disposal included the sale of assets in Australia and New Zealand and the disposal of 100% of the voting share capital of Biocor Animal Health Inc. in the USA.

The net gain from the sale of the Animal Health business was as follows:

	Consolidated Entity
	2004 $000
Net proceeds from the sale of the Animal Health business unit	161,627
Written down value of assets sold and liabilities settled	(59,281)
Net gain on sale before tax	102,346
Attributable income tax expense	(27,035)
Net gain on sale after tax	75,311

The carrying amounts of total assets to be disposed and total liabilities settled were as follows:

Total Assets	61,710
Total Liabilities	2,429
Net Assets	59,281

Financial Performance Information

The financial performance of the business unit for the year ended 30 June 2004 is as follows:

Revenue from ordinary activities	54,286
Expenses from ordinary activities	(49,663)
Profit from ordinary activities before income tax	4,623
Income tax expense relating to ordinary activities	(374)
Profit from ordinary activities after income tax	4,249

Cash flows during the year

Net cash flows from operating activities	6,940
Net cash flows from investing activities	(594)
Net cash flows from financing activities	(4,127)
Net cash inflows	2,219

CSL Limited and its controlled entities

Notes to and forming part of the Financial Statements continued

37 Earnings Per Share

The following reflects the income and share information used in the calculation of basic and diluted earnings per share:

	Consolidated Entity	
	2005 $000	2004 $000
Earnings used in calculating basic earnings per share	**546,518**	219,625
	Number of shares	
Weighted average number of ordinary shares used in the calculation of basic earnings per share:	**195,988,194**	178,174,322
Effect of dilutive securities:		
Share options	**957,127**	680,869
Adjusted weighted average number of ordinary shares used in calculating diluted earnings per share	**196,945,321**	178,855,191

Conversions, calls, subscription or issues after 30 June 2005

Since the end of the financial year, no ordinary shares have been issued.

There have been no other conversions to, calls of, or subscriptions for ordinary shares or issues of potential ordinary shares since the reporting date and before the completion of this financial report.

38 Segment Information

Defined business segments	**Products/services**
Total Human Health	Develops, manufactures and markets biopharmaceutical products to the human health industry.
Biosciences	Develops, manufactures and markets cell culture reagents used in the manufacture of vaccines, biopharmaceuticals and gene therapy products.

The Human Health business segment has been further broken down into ZLB Behring and Other Human Health to assist with external analysis of the financials. Other Human Health includes CSL Pharmaceutical and CSL Bioplasma.

Geographical Segments

The consolidated entity operates predominantly in three segments, being Australasia/Asia Pacific, Americas and EMEA. The geographic segment of Australasia/Asia Pacific comprises Australia, New Zealand and Asia. The geographic segment of Americas includes USA, Canada and South America. The geographic segment of EMEA includes Europe, Middle East and Africa.

Segment Accounting Policies

The consolidated entity accounts for intersegment sales and transfers as if the sales or transfers were to third parties at current market prices.

Segment accounting policies are the same as the consolidated entity's policies described in Note 1. During the financial year, there were no changes in segment accounting policies that had a material effect on the segment information.

CSL Limited and its controlled entities

Notes to and forming part of the Financial Statements

continued

38 Segment Information (cont.)

Business Segments	ZLB Behring $000	Other Human Health $000	Total Human Health* $000	Biosciences $000	Eliminations $$000	Consolidated $000
2005						
External sales	2,195,196	413,769	**2,608,965**	**140,969**	-	**2,749,934**
Other external revenue	22,810	3,038	**25,848**	-	-	**25,848**
Intersegment revenue	26,561	87	**78**	**358**	**(436)**	-
Segment revenue	2,244,567	416,894	**2,634,891**	**141,327**	**(436)**	**2,775,782**
Proceeds from sale of Biosciences Business Unit						**458,246**
Unallocated revenue						**18,882**
Total revenue						**3,252,910**
Segment earnings	315,767	59,861	**375,628**	**25,311**	-	**400,939**
Borrowing costs						**(41,640)**
Unallocated expense net of unallocated revenue						**2,943**
Net Gain from sale of Biosciences Business Unit						**279,698**
Profit from ordinary activities before tax						**641,940**
Income tax expense						**95,422**
Profit from ordinary activities after tax						**546,518**
Segment assets	2,623,670	386,160	**3,009,830**	-	-	**3,009,830**
Cash assets						**723,842**
Unallocated assets						**140,624**
Total assets						**3,874,296**
Segment liabilities	507,801	59,222	**567,023**	-	-	**567,023**
Interest bearing liabilities						**1,024,896**
Provision for dividend						-
Unallocated liabilities						**207,865**
Total liabilities						**1,799,784**
Other Information						
Purchase of property, plant and equipment and intangible assets	89,489	32,281	**121,770**	**13,936**	-	**135,706**
Unallocated acquisitions of property, plant and equipment						-
Total acquisitions						**135,706**
Depreciation and amortisation	137,330	28,126	**165,456**	**3,442**	-	**168,898**
Unallocated depreciation and amortisation						**1,803**
Total depreciation and amortisation						**170,701**
Other non-cash expenses	1,927	67	**1,994**	-	-	**1,994**

The Total Human Health Segment includes intra segment eliminations of $26,570,000.

Geographic Segments	Australasia/ Asia Pacific $000	Americas $000	EMEA $000	Eliminations $000	Consolidated $000
External revenues	**974,656**	**1,103,051**	**1,175,203**	-	**3,252,910**
Segment assets	**1,089,215**	**723,418**	**2,061,663**	-	**3,874,296**
Acquisition of property, plant and equipment and intangible assets	**68,413**	**33,892**	**33,401**	-	**135,706**

Notes to and forming part of the Financial Statements
continued

38 Segment Information (cont.)

Business Segments	ZLB Behring $000	Other Human Health $000	Total Human Health $000	Biosciences $000	Animal Health $000	Elimin-ations $000	Consoli-dated $000
2004							
External sales	1,015,645	389,551	1,405,196	192,466	52,534		1,650,196
Other external revenue	10,099	3,493	13,592	-	367		13,959
Intersegment revenue	11,759	84	11,843	1,043	1,385	(14,271)	-
Segment revenue	1,037,503	393,128	1,430,631	193,509	54,286	(14,271)	1,664,155
Unallocated revenue							9,929
Proceeds from sale of Animal Health Business Unit							161,627
Total revenue							1,835,711
Segment earnings	57,140	63,525	120,665	41,194	5,170		167,029
Borrowing costs							(23,742)
Unallocated expense net of unallocated revenue							8,996
Net Gain from sale of Animal Health Business Unit							102,346
Profit from ordinary activities before tax							254,629
Income tax expense							35,004
Profit from ordinary activities after tax							219,625
Segment assets	3,102,409	396,396	3,498,805	160,269			3,659,074
Cash assets							114,896
Unallocated assets							101,413
Total assets							3,875,383
Segment liabilities	683,540	67,502	751,042	23,420		-	774,462
Interest bearing liabilities							864,330
Provision for dividend							
Unallocated liabilities							162,549
Total liabilities							1,801,341
Other Information							
Purchase of property, plant and equipment and intangible assets	33,856	31,104	64,960	13,808	594		79,362
Unallocated acquisitions of property, plant and equipment							229
Total acquisitions							79,591
Depreciation and amortisation	91,568	30,814	122,382	4,703	2,224		129,309
Unallocated depreciation and amortisation							686
Total depreciation and amortisation							129,995
Other non-cash expenses	1,630	(2,008)	(378)	-	-	2,962	2,584

Geographic Segments	Australasia/ Asia Pacific $000	Americas $000	EMEA $000	Eliminations $000	Consolidated $000
External revenues	570,077	875,906	389,728		1,835,711
Segment assets	506,040	826,826	2,542,517		3,875,383
Acquisition of property, plant and equipment and intangible assets	33,111	18,343	28,137	-	79,591

CSL Limited and its controlled entities

Notes to and forming part of the Financial Statements
continued

39 Financial Instruments

Objectives for holding derivative financial instruments

The consolidated entity uses derivative financial instruments to manage specifically identified interest rate and foreign currency risks as approved by the board of directors.

The consolidated entity is primarily exposed to the risk of adverse movements in exchange rates and interest rates. The purpose of which specific derivative instruments are used is as follows:

- Foreign currency forward exchange contracts are purchased predominantly to hedge the foreign currency value of receivables and payables. Forward exchange contracts are purchased throughout the consolidated entity when considered necessary to create a desired hedge position;
- The consolidated entity raises short and long term debt at both fixed and variable rates. Interest rate swap agreements are used to convert variable interest rate exposures on certain debt to fixed rates. These swaps entitle the consolidated entity to receive, or oblige it to pay, the amounts, if any, by which actual interest payments on nominated loan amounts exceed or fall below specified interest amounts.

Interest Rate Risk Exposures

The consolidated entity is exposed to interest rate risk through primary financial assets and liabilities modified through derivative financial instruments such as interest rate and cross currency swaps. The following table summarises interest rate risk for the consolidated entity together with effective interest rates as at balance date.

Notes to and forming part of the Financial Statements continued

	Floating Rate (a) $000	Fixed interest rate maturing in: 1 year or less $000	Over 1 year to 5 years $000	Over 5 years $000	Non-interest Bearing $000	Total $000	Average Interest Rate %
39 Financial Instruments (cont.)							
June 2005							
Financial Assets							
Cash at bank and on hand	**258,528**	-	-	-	-	**258,528**	**2.10**
Trade debtors	-	-	-	-	**502,325**	**502,325**	
Other debtors	-	-	-	-	**38,828**	**38,828**	
Cash deposits	**465,314**	-	-	-	-	**465,314**	**5.51**
Loans to directors and employees	-	-	-	-	**11,014**	**11,014**	
Investment in non controlled entities	-	-	-	-	**4,698**	**4,698**	
Other financial assets	-	-	-	-	**14,880**	**14,880**	
	723,842	-	-	-	**571,745**	**1,295,587**	
Financial Liabilities							
Trade creditors	-	-	-	-	**146,846**	**146,846**	
Other creditors	-	-	-	-	**251,709**	**251,709**	
Bank loans	**459,287**	-	-	-	-	**459,287**	**1.82**
Vendor loan	-	-	-	-	-	-	
Bank overdraft	**4,091**	-	-	-	-	**4,091**	**2.45**
Senior Unsecured Notes	-	-	**74,791**	**252,434**	-	**327,225**	**5.66**
Deferred consideration	-	**8,283**	**175,205**	-	-	**183,488**	**4.03**
Surplus lease space	-	**6,720**	**3,844**	-	-	**10,564**	
Lease liabilities	-	**1,756**	**11,733**	**26,752**	-	**40,241**	**5.95**
	463,378	**16,759**	**265,573**	**279,186**	**398,555**	**1,423,451**	
June 2004							
Financial Assets							
Cash at bank and on hand	112,478	-	-	-	-	112,478	1.14
Trade debtors	-	-	-	-	495,909	495,909	
Other debtors	-	-	-	-	37,929	37,929	
Cash deposits	-	2,418	-	-	-	2,418	3.00
Loans to directors and employees	-	-	-	-	6,489	6,489	
Investment in non controlled entities	-	-	-	-	3,421	3,421	
Other financial assets	-	-	-	-	4,802	4,802	
	112,478	2,418	-	-	548,550	663,446	
Financial Liabilities							
Trade creditors	-	-	-	-	232,413	232,413	
Other creditors	-	-	-	-	191,861	191,861	
Swap payable	-	-	-	-	34,228	34,228	
Bank loans	237,535	-	-	-	-	237,535	1.44
Vendor loan	-	-	25,776	-	-	25,776	4.75
Bank overdraft	4,553	-	-	-	-	4,553	0.70
Senior Unsecured Notes	-	-	36,237	326,134	-	362,371	5.66
Deferred consideration	-	-	174,391	-	-	174,391	4.35
Surplus lease space	-	5,353	9,149	-	-	14,502	2.45
Lease liabilities	-	2,028	7,537	35,637	-	45,202	6.37
Interest rate swap*	(134,647)	134,647	-	-	-	-	
	107,441	142,028	253,090	361,771	458,502	1,322,832	

* Notional principal amounts

(a) Floating interest rates represent the most recently determined rate applicable to the Instrument at balance sheet date.

CSL Limited and its controlled entities

Notes to and forming part of the Financial Statements
continued

39 Financial Instruments (cont.)

Foreign Exchange Risk

The consolidated entity enters into forward exchange contracts to buy and sell specified amounts of foreign currencies in the future at predetermined exchange rates. The objective is to match the contracts with committed future cash flows from sales and purchases in foreign currencies, to protect the consolidated entity against exchange rate movements.

The accounting policy with regard to forward exchange contracts is outlined in Note 1(v).

The following table summarises by currency the Australian dollar value of forward exchange agreements at balance date. Foreign currency amounts are translated at rates prevailing at reporting date. Contracts to buy and sell foreign currencies are entered into from time to time to offset purchase and sale obligations in order to maintain a desired hedge position.

The parent entity and other controlled entities enter into forward contracts to hedge foreign currency receivables from other entities within the group.

These receivables are eliminated on consolidation, however, the hedges are in place to protect the parent entity and other group controlled entities from movements in exchange rates that would give rise to a statement of financial performance impact.

	Average Exchange Rate		2005		2004	
Currency	2005	2004	Buy $000	Sell $000	Buy $000	Sell $000
US dollars						
3 months or less	**0.7635**	0.6903	**41,721**	**(32,780)**	79,026	(36,144)
Pounds sterling						
3 months or less	**0.4226**	0.3805	**59,287**	**(24,392)**	730	(14,249)
New Zealand dollars						
3 months or less	-	-	-	-	-	-
Euro						
3 months or less	**0.6331**	0.5704	**237,724**	**(6,971)**	55,347	(113,682)
Swiss francs						
3 months or less	**0.9772**	0.8836	**38,889**	**(243,624)**	7,922	(237,221)
3 to 12 months	-	1.0003	-	-	-	(210,000)
			38,889	**(243,624)**	7,922	(447,221)
Hungarian Florint						
3 months or less	**156.4300**	144.7800	-	**(522)**	-	(179)
Japanese Yen						
3 months or less	**84.32**	74.9200	-	**(30,217)**	-	(17,722)
Swedish Kroner						
3 months or less	**5.9693**	5.1896	-	**(6,041)**	-	(4,893)
Mexican Peso						
3 months or less	**8.2654**	7.9418	-	**(8,466)**	-	(8,978)
Brazilian Real						
3 months or less	**1.9605**	2.2561	-	**(3,765)**	-	(3,914)
Argentina Peso						
3 months or less	**2.2081**	-	-	**(5,602)**	-	-
Danish Kroner						
3 months or less	**4.7045**	-	-	**(6,164)**	-	-
Australian dollars						
3 months or less	**0.7387**	0.8254	**72,353**	**(81,430)**	296,249	(2,292)
3 to 12 months	-	1.0003	-	-	210,000	-
			72,353	**(81,430)**	506,249	(2,292)
			449,974	**(449,974)**	649,274	(649,274)

Notes to and forming part of the Financial Statements continued

39 Financial Instruments (cont.)

The consolidated entity is exposed to foreign currency exchange risk through primary financial assets and liabilities.

The following table, expressed in Australian dollars, summarises the foreign exchange risk carried by the consolidated entity as a result of the existence of foreign currency denominated financial assets and liabilities.

Currency	Aust $ $000	US $ $000	Swiss Francs $000	Euro $000	Other $000	Total $000
June 2005						
Financial Assets						
Cash assets	**461,169**	**181,792**	**6,957**	**45,021**	**28,903**	**723,842**
Trade debtors	**29,438**	**108,545**	**3,471**	**240,243**	**120,628**	**502,325**
Other debtors	**6,132**	**26,291**	**1,663**	**3,259**	**1,483**	**38,828**
Employee loans	**10,955**	-	-	**13**	**46**	**11,014**
Investment in non controlled entities	**4,698**	-	-	-	-	**4,698**
Other financial assets	-	**10,615**	-	**1,742**	**2,523**	**14,880**
	512,392	**327,243**	**12,091**	**290,278**	**153,583**	**1,295,587**
Financial Liabilities						
Trade creditors	**20,747**	**68,943**	**10,215**	**28,893**	**18,048**	**146,846**
Other creditors	**54,105**	**94,109**	**26,281**	**62,692**	**14,522**	**251,709**
Bank loans	-	-	**163,566**	**205,664**	**90,057**	**459,287**
Deferred consideration	-	**150,950**	**14,294**	-	**18,244**	**183,488**
Senior Unsecured Notes	-	**327,225**	-	-	-	**327,225**
Surplus lease space	-	**10,366**	-	**198**	-	**10,564**
Lease liabilities	-	-	-	**37,988**	**2,253**	**40,241**
Bank overdrafts	-	**4,067**	-	**24**	-	**4,091**
	74,852	**655,660**	**214,356**	**335,459**	**143,124**	**1,423,451**
June 2004						
Financial Assets						
Cash assets	12,189	56,705	3,027	27,587	15,388	114,896
Trade debtors	32,237	162,838	5,010	253,118	42,706	495,909
Other debtors	8,683	22,002	3,181	1,444	2,619	37,929
Employee loans	6,261	-	-	200	28	6,489
Investment in non controlled entities	3,421	-	-	-	-	3,421
Other financial assets	-	-	-	894	3,908	4,802
	62,791	241,545	11,218	283,243	64,649	663,446
Financial Liabilities						
Trade creditors	22,344	95,181	15,237	87,276	12,375	232,413
Other creditors	26,457	80,190	11,432	65,181	8,601	191,861
Swap payable	-	-	34,228	-	-	34,228
Bank loans	151	-	183,297	52,724	1,363	237,535
Vendor loan	-	-	25,776	-	-	25,776
Deferred consideration	-	158,146	16,245	-	-	174,391
Senior Unsecured Notes	-	362,371	-	-	-	362,371
Surplus lease space	-	14,502	-	-	-	14,502
Lease liabilities	-	-	-	44,004	1,198	45,202
Bank overdrafts	-	4,553	-	-	-	4,553
	48,952	714,943	286,215	249,185	23,537	1,322,832

CSL Limited and its controlled entities

Notes to and forming part of the Financial Statements
continued

39 Financial Instruments (cont.)

Credit Risk

Credit risk represents the extent of credit related losses that the consolidated entity may be subject to on amounts to be exchanged under derivatives or to be received from financial instruments. The consolidated entity, while exposed to credit related losses in the event of non-performance by counterparties to financial instruments, does not expect any counterparties to fail to meet their obligations.

The maximum exposure to credit risk at balance date to recognised financial assets is the carrying amount, net of any provision for doubtful debts, as disclosed in the statement of financial position and notes to the financial statements.

The consolidated entity minimises concentrations of credit risks by undertaking transactions with a large number of debtors in various countries.

The major geographic concentrations of credit risk arise from the location of counterparties to the consolidated entity's financial assets as shown in the following table:

	Consolidated Entity	
Location of Credit Risk	2005 $000	2004 $000
Australia	**513,417**	57,814
USA	**293,126**	221,827
Europe	**353,629**	335,828
Other	**135,415**	47,977
	1,295,587	663,446

Net Fair Values of Financial Assets and Liabilities

The carrying amounts and estimated net fair values of financial assets and financial liabilities held at balance date are given below. The following methods and assumptions are used to determine the net fair values of financial assets and liabilities:

Recognised financial instruments

Short term instruments where carrying amounts approximate net fair values are omitted. The net fair value of a financial asset or a financial liability is the amount at which the assets could be exchanged, or a liability settled in a current transaction between willing parties after allowing for transaction costs.

Unrecognised financial instruments

The fair value of the interest rate swap contracts in the prior year was determined as the difference in present value of the future interest cash flows.

	Consolidated Entity			
	2005		2004	
	Carrying amount $000	Fair value $000	Carrying amount $000	Fair value $000
Financial Assets				
Investments in non-controlled entities	**4,698**	**4,698**	3,421	3,421
Other financial assets	**14,880**	**14,880**	4,802	4,802
Loans to specified directors	**941**	**941**	1,882	1,882
Loans to specified executives	**5,041**	**5,041**	1,930	1,930
Loans to other employees	**5,032**	**5,032**	2,677	2,677
Financial Liabilities				
Short term debt	**6,858**	**6,858**	7,944	7,944
Long term debt	**823,986**	**823,986**	641,717	641,717
Deferred consideration	**183,488**	**183,488**	174,391	174,391
Surplus lease space	**10,564**	**10,564**	14,502	14,502
Swap payable	-	-	34,228	30,062
Vendor loans	-	-	25,776	25,776
Derivatives				
Interest rate swaps	-	-	-	(4,777)

Notes to and forming part of the Financial Statements

continued

40 Adoption of International Financial Reporting Standards

This financial report has been prepared in accordance with Australian Accounting Standards and other current financial reporting requirements (AGAAP). The Australian Accounting Standards Board (AASB) is adopting International Financial Reporting Standards for application to reporting periods beginning on or after 1 January 2005. This means that the CSL Group will be required to prepare financial statements for the year ending 30 June 2006 that comply with Australian equivalents of International Financial Reporting Standards (AIFRS) and their related pronouncements as issued and recognised by the AASB.

The CSL Group will report its compliance with AIFRS for the first time for the half-year ended 31 December 2005. The transitional rules for the first time adoption of AIFRS require that entities restate their comparative financial statements using all AIFRSs, except for AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement.

The majority of the adjustments required on transition are required to be made to opening retained earnings in the opening AIFRS balance sheet as at 1 July 2004. However, transitional adjustments relating to those standards where comparatives are not required will be made to opening retained earnings at 1 July 2005. Comparatives restated under AIFRS will not be reported in the financial statements until 31 December 2005, being the first half-year reported in compliance with AIFRS.

The CSL Group established a formal AIFRS Steering Committee in 2003 to plan and manage the convergence to AIFRS, monitor the developments in AIFRS and ensure it is prepared to report under AIFRS in accordance with the timeline outlined above. The AIFRS Steering Committee includes senior members of management, is monitored by the Group Finance Director and reports to the Audit and Risk Management Committee on the progress towards transition.

The project has been separated into four phases - impact analysis, design and planning, solution development and implementation. The CSL Group has substantially completed the implementation phase with the earlier three phases being fully completed during the year. The project is achieving its scheduled milestones and we expect to be in a position to fully comply with the requirements of AIFRS as they are currently issued.

Although the adjustments disclosed in this note are based on management's best knowledge of expected standards and interpretations, and current facts and circumstances, these may change. The actual adjustments on transition to AIFRS may differ from those disclosed for a number of reasons: for example, the AASB issuing amended or additional standards or interpretations, the ongoing work of the AIFRS project team or emerging accepted practice in the interpretations and application of AIFRS and UIG interpretations.

The following reconciliations set out the known or reliably estimable impacts on the financial statements for the year ended 30 June 2005 had it been prepared under the AIFRS standards released as at 30 June 2005. Until the company prepares its first full AIFRS financial statements, the possibility cannot be excluded that the accompanying disclosures may have to be adjusted.

There is no impact on cash flows.

Reconciliation of net profit

	Note	Consolidated Entity	Parent Entity
		2005 $000	2005 $000
Net profit (AGAAP)		**546,518**	**60,759**
Amortisation expense	ii	45,564	-
Employee benefits expense	iii	30,125	-
Profit on sale of business unit	vii	9,048	-
Share-based payments expense	iv	(2,294)	(2,294)
Other revenue – government grants	vi	(2,460)	(2,460)
Income tax expense	v	(137,786)	-
Net profit (AIFRS)*		**488,715**	**56,005**

* There is no impact on the reported cash flow for the year.

CSL Limited and its controlled entities

Notes to and forming part of the Financial Statements
continued

40 Adoption of International Financial Reporting Standards (cont.)

	Note	Consolidated Entity 2005 $000	Parent Entity 2005 $000
Reconciliation of net assets			
Net assets (AGAAP)		**2,074,512**	**1,495,504**
Goodwill	ii	42,290	-
Deferred income	vi	(2,960)	(2,960)
Provision for employee benefits	iii	(12,942)	-
Deferred tax liability	v	(48,152)	-
Net assets (AIFRS)		**2,052,748**	**1,492,544**
Total equity (AGAAP)		**2,074,512**	**1,495,504**
Retained profits – opening	iii, iv, v, vi, viii, ix	153,611	21,384
Retained profits – current profit		(57,803)	(4,754)
Retained profits – other movements	iii, vii	(33,367)	-
Foreign currency translation reserve	ii, iii, v, viii	(64,615)	-
Asset revaluation reserve	ix	(22,824)	(22,824)
Share-based payments reserve	iv	3,234	3,234
Net equity (AIFRS)		**2,052,748**	**1,492,544**

The following explanatory notes relate to the reconciliations above and describe the differences between the accounting policies under AIFRS and the current treatment under AGAAP:

i) Impairment of Assets

Under AGAAP, the CSL Group determines the recoverable amount of its assets on the basis of discounted cash flows.

On the adoption of the AIFRS standard AASB 136 Impairment of Assets, the recoverable amount of an asset is determined as the higher of its net selling price and value in use.

The CSL Group's assets including goodwill have been tested for impairment on transition to AIFRS and at 30 June 2005 as part of the cash generating unit to which they belong. Based on the tests performed at the lowest level of cash generating units, there is no impairment of assets under the AIFRS requirements.

ii) Goodwill

Under AGAAP goodwill is amortised on a straight line basis over the period during which the benefits are expected to arise, not exceeding 20 years, and is subject to a bi-annual recoverable amounts review.

On the adoption of the AIFRS standard AASB 3 Business Combinations, goodwill acquired in a business combination will not be amortised, instead it will be subject to annual impairment testing focussing on the cash flows of related cash generating units. If AASB 3 had been applied on the date of transition to AIFRS (1 July 2004), the carrying amount of consolidated goodwill at this date would be unchanged as the CSL Group has elected not to apply the standard retrospectively to past acquisitions. There was no impairment to goodwill at this date.

If AASB 3 had been applied during the year ended 30 June 2005, the consolidated entity's profit before tax for the year would have been $45,564,000 higher. Consolidated goodwill at 30 June 2005 would have been $42,290,000 higher due to no amortisation and taking into account foreign exchange movements. There was no impairment to goodwill at 30 June 2005.

There would have been no impact on the parent entity's financial statements on the adoption of AASB 3.

iii) Employee Benefits

Under AGAAP, contributions to defined benefit superannuation plans and other retirement benefits that CSL Group sponsors are expensed in the year they are paid or become payable. In addition, when a plan is in a net deficit position, a provision is recognised by the consolidated entity for the amount of the net deficit.

Notes to and forming part of the Financial Statements continued

40 Adoption of International Financial Reporting Standards (cont.)

On the adoption of the AIFRS standard AASB 119 Employee Benefits, the CSL Group will be required to recognise the net position of each scheme, including any net surpluses in funds, based on actuarial valuations on the statement of financial position. Subsequent movements in the net asset or liability of each plan are recognised in either the statement of financial performance or retained earnings. Actuarial gains and losses are recognised directly in retained earnings.

If AASB 119 had been applied on the date of transition to AIFRS (1 July 2004), the consolidated entity's provision for employee benefits would have been $20,394,000 higher at this date, with a corresponding decrease in retained earnings.

If AASB 119 had been applied during the year ended 30 June 2005, the consolidated entity's profit before tax for the year ended 30 June 2005 would have been $30,125,000 higher as a result of decreased employee benefits expense. The higher profit under AIFRS is primarily due to actuarial losses in plans for the year being taken directly to retained earnings under AASB 119 and the additional liabilities recognised at transition date. The provision for employee benefits at 30 June 2005 for the consolidated entity would have been $12,942,000 higher due to the above and taking into account foreign exchange movements.

There would have been no material impact on the parent entity's financial statements on the adoption of AASB 119.

iv) Share-based Payments

Under AGAAP, the CSL Group does not recognise an expense for options or performance rights issued under the current plans (for further information on share plans refer to note 28).

On the adoption of the AIFRS standard AASB 2 Share-based Payments, the CSL Group will be required to recognise an expense for all share-based remuneration issued after 7 November 2002 which had not vested by 1 January 2005. The expense is based on the fair value of the equity instruments issued at the grant date and is recognised on a pro-rata basis over the vesting period in the statement of financial performance with a corresponding adjustment to share-based payments reserve within equity.

If AASB 2 had been applied on the date of transition to AIFRS (1 July 2004), the consolidated entity and the parent entity would create a share-based payments reserve within the equity section of the statement of financial position for $940,000, with a corresponding decrease in retained earnings.

If AASB 2 had been applied during the year ended 30 June 2005, the consolidated and parent entity's profits before tax would have been $2,294,000 lower due to increased employee benefits expense. The consolidated and parent entity's share-based payments reserve at 30 June 2005 would have been $3,234,000.

v) Income Taxes

Under AGAAP, tax effect accounting is applied using the liability method whereby income tax is calculated on accounting profit after allowing for permanent differences.

On the adoption of the AIFRS standard AASB 112 Income Taxes the "balance sheet" approach for accounting for income taxes will be adopted by the CSL Group. The new approach recognises deferred tax balances in the statement of financial position when there is a difference between the carrying value of an asset or liability and its tax base.

If AASB 112 had been applied on the date of transition to AIFRS (1 July 2004), the consolidated entity's net deferred tax asset would have been $98,085,000 higher at this date, with a corresponding increase in retained earnings.

If AASB 112 had been applied during the year ended 30 June 2005, the consolidated entity's tax expense would have been $137,786,000 higher. The consolidated entities net deferred tax liability would have been $48,152,000 higher at 30 June 2005 due to the above and taking into account foreign exchange movements.

These differences take into consideration the numerous tax jurisdictions in which the group operates and the implications of the fair value accounting at the date of acquisition of Aventis Behring. The increase in the net deferred tax asset at the transition date is primarily due to AASB 112 requiring the CSL Group to recognise a deferred tax asset in respect of the unrealised portion of the discount on acquisition and other fair value adjustments from the Aventis Behring acquisition that remain in the balance sheet at the date of transition. The subsequent movement to a net deferred tax liability under AIFRS at 30 June 2005 is primarily due to this deferred tax asset decreasing and flowing through the tax expense line as the assets to which the fair value and discount relate are realised. Such a deferred tax asset is not recognised under current AGAAP requirements.

It should also be noted that the above change in approach has no impact on cash taxes payable.

There is no material impact on the parent entity's financial statements on the adoption of AASB 112.

vi) Government Grants

Under AGAAP, Government grants are recognised immediately as revenue when the fair value of the grant can be reliably measured and it is probable that future economic benefits will be received.

On the adoption of the AIFRS standard AASB 120 Accounting for Government Grants and Disclosure of Government Assistance, where government grants are provided for the acquisition or construction of a long-term asset, the amount of the grant is required to be deferred. The grant is then recognised as income over the periods necessary to match the grant with the related costs that are intended to be compensated.

CSL Limited and its controlled entities

Notes to and forming part of the Financial Statements

continued

40 Adoption of International Financial Reporting Standards (cont.)

If AASB 120 had been applied on the date of transition to AIFRS (1 July 2004), the consolidated entity and the parent entity's deferred income liability would increase by $500,000, with a corresponding decrease in retained earnings.

If AASB 120 had been applied during the year ended 30 June 2005, the consolidated and parent entity's profits before tax would have been $2,460,000 lower, with a corresponding increase in deferred income liability. The deferred income liability would have been $2,960,000 at 30 June 2005. The release of the deferred income is matched with the depreciation period of the related asset.

vii) Profit on sale of business unit

Under AGAAP, when a business unit is disposed of, the portion of the foreign currency translation reserve that related to the business unit is transferred from that reserve to retained earnings.

On the adoption of the AIFRS standard AASB 121 The Effects of Changes in Foreign Exchange Rates, on disposal of a business unit, the portion of the balance of the foreign currency translation reserve which relates to the unit being disposed must be recognised in the profit and loss account as part of the gain or loss on disposal.

If AASB 121 had been applied during the year ended 30 June 2005 (and taking into account the exemption noted below), the consolidated entity's profit before tax would have been $9,048,000 higher due to a higher profit on the disposal of the JRH business unit.

There is no impact on the parent entity's financial statements on the adoption of AASB 120.

viii) Foreign currency translation reserve: cumulative translation differences

On the initial application of AIFRS, the Group has elected to apply the exemption in AASB 1 First time Adoption of Australian Equivalents to International Financial Reporting Standards relating to the balance of the foreign currency translation reserve. The cumulative translation differences for all foreign operations represented in the foreign currency translation reserve will be deemed to be zero at the date of transition to AIFRS.

As a result of this exemption, the balance of the consolidated entity's foreign currency translation reserve at the date of transition (1 July 2004) of $54,536,000 will be transferred to retained earnings. As a result of this transfer, the consolidated entities foreign currency translation reserve will decrease and retained earnings will increase by $54,536,000 at 30 June 2005. The effect of the current years other AIFRS movements increase the foreign currency translation reserve at 30 June 2005 by an additional $10,079,000.

There is no impact on the parent entity's financial statements from the election of this exemption.

ix) Land and Buildings

On the initial application of AIFRS, the Group has elected to apply the exemption in AASB 1 First time Adoption of Australian Equivalents to International Financial Reporting Standards and use a previous AGAAP revaluation of land and buildings as the deemed cost.

As a result of this exemption, the balance of the consolidated and parent entity's asset revaluation reserve will be transferred to retained earnings at the date of transition (1 July 2004), resulting in an increase of $22,824,000 and leaving the asset revaluation reserve balance at zero.

x) Financial Instruments

The CSL Group will be taking advantage of the exemption under AASB 1 to apply AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement only from 1 July 2005. This allows the group to apply previous AGAAP to comparative information of financial instruments within the scope of AASB 132 and AASB 139 for the 30 June 2006 financial report.

The application of AASB 132 and AASB 139 will not have a material impact on the CSL Group. The current classification of financial instruments issued by entities in the consolidated entity would not change. Measurement of financial assets and financial liabilities will initially be at fair value with subsequent measurement at amortised cost using the effective interest rate method. For hedges of net investments, the CSL Group has in place appropriate documentation at 1 July 2005 which designates the risk being hedged, hedged item, hedging instrument and specific requirements for the prospective and retrospective testing for hedges of net investments for the year ended 30 June 2006. The resulting accounting treatment will be consistent with the current AGAAP treatment. All derivative financial instruments will be designated as fair value through profit or loss unless designated as part of a hedging relationship upon initial recognition.

CSL Limited and its controlled entities

Directors' Declaration

(1) In the opinion of the Directors:

(a) the financial report, and the additional disclosures included in the directors' report designated as audited, of the company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2005 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards and Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

(2) This declaration has been made after receiving the declarations required to be made to the directors in accordance with section 295A of the Corporations Act 2001 for the financial period ending 30 June 2005.

(3) In the opinion of the Directors, as at the date of this declaration, there are reasonable grounds to believe that the members of the Closed Group identified in Note 33 will be able to meet any obligations or liabilities to which they are or may become subject, by virtue of the Deed of Cross Guarantee dated 20 June 1995.

Made in accordance with a resolution of the directors.

Peter H Wade
Chairman

Brian A McNamee
Managing Director

Melbourne
24 August 2005

ERNST & YOUNG

120 Collins Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel: 61 3 9288 8000
Fax: 61 3 9654 6166
DX: 293 Melbourne

Independent **Audit Report**

to Members of CSL Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for CSL Limited (the company) and the consolidated entity, for the year ended 30 June 2005. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report and the additional disclosures, including the Director Remuneration and Specified Executive Remuneration disclosures included in the directors' report designated as audited ('additional disclosures') that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report and the additional disclosures.

Audit approach

We conducted an independent audit of the financial report and the additional disclosures in order to express an opinion on them to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report and the additional disclosures are free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report and the additional disclosures present fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and the additional disclosures; and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report and the additional disclosures. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

ERNST & YOUNG

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the directors' report. In addition to our audit of the financial report and the additional disclosures, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit Opinion

In our opinion, the financial report and the additional disclosures included in the directors' report designated as audited of CSL Limited are in accordance with:

(a) the *Corporations Act 2001*, including:

(i) giving a true and fair view of the financial position of CSL Limited and the consolidated entity at 30 June 2005 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Ivan Wingreen
Partner
Melbourne

24 August 2005

Trademarks

CSL, Bioplasma and ZLB are all trademarks of the CSL Group.

® Registered trademark of CSL Limited or its affiliates.

™ Trademark of CSL Limited or its affiliates.

* Trademarks of companies other than CSL and referred to in this Annual Report are listed below:

Controlled Therapeutics (Scotland) Limited	Cervidil
Leo Pharmaceutical Products Limited AS	Daivonex
	Daivobet
	Fucidin
Merck & Co. Inc.	Comvax
	H-B-Vax II
	M-M-R II
	PedvaxHIB
	Pneumovax
	Vaqta
	Varivax
Yamanouchi Europe BV	Flomax
Grunenthal GmbH	Tramal
Chiron SpA	Menjugate
Genelco SA	Modavigil
Merck KGaA	EpiPen



CSL Limited

Biopharmaceuticals for Life™

CSL Limited

Registered Head Office

45 Poplar Road

Parkville

Victoria 3052

Australia

Telephone: +61 9389 1911

Facsimile: +61 9389 1434

www.csl.com.au

CSL Limited
Biopharmaceuticals for Life
ABN 99 051 588 348
45 Poplar Road Parkville Victoria 3052 Australia
Telephone: +61 3 9389 1911 Facsimile: +61 3 9387 8454

Dear Shareholder

I have much pleasure in inviting you to our 15th Annual General Meeting, a Notice of which is attached.

The Meeting will be held at the Function Centre at the National Tennis Centre, Melbourne Park, Batman Avenue, Melbourne on Wednesday, 12 October, 2005, commencing at 10.00 a.m. Refreshments will be available before and after the Meeting.

Trams from Flinders Street stop at the Rod Laver Arena tram stop. Proceed through the car park to the ramp leading to the Function Centre. If driving, take Entrance D off Swan Street and proceed to the Northern Car Park. Entrance A off Batman Avenue will also be open for those travelling from the City via the Batman Avenue tollway. At either Entrance A or Entrance D, take a ticket from the gate on arrival. You will be able to validate this ticket at the validation machine in the venue during registration. You can then use the validated ticket to exit the venue after the Annual General Meeting.

Please bring this Notice with you as the barcode printed on it will assist registration and admission.

If you cannot attend but wish to appoint a Proxy, a personalised proxy form is enclosed which may be returned in the envelope provided.

To comply with legal requirements, representatives of Companies holding shares who wish to vote should complete and bring or mail in the "Certificate of Appointment of a Corporate Representative" which may be continuing or for this Meeting only. A new form is not required if a continuing Appointment form has been lodged previously. A form of the Certificate may be obtained from the Company's share registry.

I and the Managing Director will be reviewing the operations of the Group over the past 12 months, concentrating on the integration of ZLB Behring and its performance during the year.

Shareholders will also be asked, among other things, to adopt the Remuneration Report relating to Directors and Executives remuneration, which Report is detailed in the Directors' Report published in the Company's 2005 Annual Report and which outlines the Board's policies for determining the remuneration of Directors and Executives and, among other things, the relationship between those policies and CSL's performance.

Shareholders will also be asked to approve certain amendments to the Company's Constitution to allow the Company to assist shareholders with realising value from their shareholdings where such shareholdings are in unmarketable parcels.

Your participation at the meeting will be both welcome and appreciated by your Directors who look forward to presenting an informative program.

Yours sincerely

Peter Wade

Peter Wade
CHAIRMAN

9 September 2005

CSL Limited
Biopharmaceuticals for Life


MELBOURNE & OLYMPIC PARKS
Australia's premier
sports & entertainment precinct
Entry A
BATMAN
Northern Car Park
Rod Laver Arena at Melbourne Park Tramstop
Melbourne Park Footbridge to MCG
Show Court
Show 2 Court
Show 1 Court
Garden Square
Melbourne Park Function Centre
Entry & Undercover Carpark
Rod Laver Arena
Cafe Arena
Eastern Car Park
70
Melway
Footbridge to M.C.G.
Vodafone Arena /MCG Tramstop
Melbourne Park
Old Scotch Oval
Vodafone Arena
AV
SWAN ST BRIDGE
SWAN
Taxi Rank
Entry C
Drop Off Zone
The Plaza
Bus/Car Park
Entry D
Melb. Sports & Entertainment Centre
Gate 3
VIP/Club Rooms
Olympic Park
Entry E
ST
Sports Medicine Admin
Olympic Park Car Park
Olympic Park Function Centre
BATMAN
Gate 4
Yarra
River
AV
Melway
Copyright © Melway Publishing Pty Ltd 2000
LEGEND
Tolled Road
Main Road (No Toll)
Main Road (No Toll)
Minor Road (No Toll)
Pedestrian Crossing
Pedestrian Plaza
Tram Route
Foot Track

Melbourne & Olympic Parks

Batman Avenue, Melbourne, Australia
GPO Box 4611SS, Melbourne, Victoria 3001
Telephone : + 61 3 9286 1600
Facsimile : + 61 3 9650 3256
Websites : www.melbournepark.com.au
www.olympicpark.com.au

Melbourne Park

- *Rod Laver Arena*
- *Vodafone Arena*
- *Function Centre*

Olympic Park

- *Olympic Park Sports Ground*
- *Melbourne Sports & Entertainment Centre*

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS GIVEN that the Fifteenth Annual General Meeting of CSL Limited (ABN 99 051 588 348) will be held at the Function Centre, National Tennis Centre, Melbourne Park, Batman Avenue, Melbourne on 12 October 2005 at 10.00 am (EST).

CSL Limited
ABN 99 051 588 348
45 Poplar Road Parkville Victoria 3052 Australia
Telephone: +61 3 9389 1911 Facsimile: +61 3 9387 8454

ORDINARY BUSINESS

1. *Accounts and Reports*

To receive and consider the Financial Statements and the reports of the Directors and Auditors for the year ended 30 June 2005, and to note the final and special dividends in respect of the year ended 30 June 2005 declared by the Board and paid by the Company.

2. *Election of Directors*

(a) To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

'That Mr Ken J Roberts, a Director retiring from office by rotation in accordance with Rule 99(a) of the Constitution, being eligible, is re-elected as a Director of the Company.'

(b) To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

'That Mr Ian A Renard, a Director retiring from the office by rotation in accordance with Rule 99(a) of the Constitution, being eligible, is re-elected as a Director of the Company.'

(c) To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

'That Mr Peter H Wade, a Director retiring from the office by rotation in accordance with Rule 99(a) of the Constitution, being eligible, is re-elected as a Director of the Company.'

Information about the candidates for re-election, together with information about voting by any significant foreign shareholder in the Company is included in the Explanatory Notes.

SPECIAL BUSINESS

3. *Adoption of the Remuneration Report*

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

'That the Remuneration Report (which forms part of the Directors' report) for the year ended 30 June 2005 be adopted.'

For information on the Remuneration Report, see the Explanatory Notes.

4. *Alterations to the Constitution – Unmarketable Parcels of Shares*

To consider and, if thought fit, to pass the following resolution as a special resolution:

'That the Company's Constitution be altered to provide for the sale of unmarketable parcels of shares by the Company in the manner described in the Appendix to the notice convening this meeting.'

For further information on the proposed alterations to the Constitution, see the Explanatory Notes and the Appendix.

INFORMATION ON PROXIES

Please note that:

- a shareholder of the Company entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy;
- a proxy need not be a shareholder of the Company;
- a shareholder who is entitled to cast two or more votes may appoint not more than two proxies and may specify the proportion or number of votes each proxy is appointed to exercise; and
- to be valid the form appointing the proxy and the power of attorney or other authority (if any) under which it is signed (or a certified copy thereof) must be lodged, or received by fax, at least 48 hours prior to the meeting at the following address;

Computershare Investor Services Pty Limited
GPO Box 242
Melbourne VIC 3001
Fax: (03) 9473 2555

A proxy appointment form accompanies this Notice of Annual General Meeting.

The Company has determined that for the purposes of voting at the meeting, shares will be taken to be held by those who hold them at 10.00pm on 10 October 2005.

BY THE ORDER OF THE BOARD

Peter R Turvey – Company Secretary
9 September 2005

EXPLANATORY NOTES

CSL

RESOLUTION 2 ELECTION OF DIRECTORS

Candidates for Re-election to the Office of Director

Kenneth J Roberts, *AM, FRACP (Hon), BEc, FCPA, FAIM, FAICD, (age 67) - International Pharmaceutical Industry, Management, Marketing, Human Resources (resident in NSW)*

Mr Roberts was appointed to the CSL Board in February 1996. Mr Roberts is Chairman of the Royal Australasian College of Physicians Research and Education Foundation and Start-up Australia Pty Ltd. He is also Chairman of the Boards of the Australian Genome Research Facility Ltd and the Australian Phenomics Facility and Deputy Chairman of IMB Com Pty Ltd, the University of Queensland's biotechnology transfer company. Mr Roberts is Chairman of the Human Resources Committee.

Ian A Renard, *BA, LLM, FAICD - (age 59) Law (resident in Victoria).*

Mr Renard was appointed to the CSL Board in August 1998. For many years he practised in company and commercial law. He is a Director of Newcrest Mining Limited, Hillview Quarries Pty Ltd, SP Australia Networks (Distribution) Pty Ltd and SP Australia Networks (Transmission) Pty Ltd. Mr Renard is Chancellor of the University of Melbourne. Mr Renard is a Member of the Audit and Risk Management Committee.

Peter H Wade, *FCPA, FAICD – (age 71) Finance, Management (resident in Victoria), Chairman*

Mr Wade was elected to the CSL Board in 1994 and became Chairman in 1999. He had previously served CSL as a Commissioner and Director from 1985 to 1993 including a period as Acting Chairman during 1988. Mr Wade was formerly a Director of Tabcorp Holdings Limited and Managing Director, North Limited.

Voting restrictions on any significant foreign shareholder

As required by the Commonwealth Serum Laboratories Act, the Company's Constitution provides that if the Board becomes aware of a 'significant foreign shareholding' in the Company, the Board must be divided into two classes of directors, comprising O class and A class directors. The Constitution defines a 'significant foreign shareholder' as a foreign person who has a relevant interest in at least 5% of the voting shares of the Company.

The number of O class directors must be the number nearest to but not exceeding one third of the directors. Thus in a Board of 9 members, there would need to be 3 O class directors and 6 A class directors. Under the Constitution, the Managing Director must be regarded as an A class director.

All shareholders are entitled to vote on the election of an O class director. A significant foreign shareholder (including any controlled entities and nominees of the significant foreign shareholder to the extent they hold the shares which comprise the significant foreign shareholding) may not vote on the election of an A class director.

As required by the Constitution, the Board conducts periodic reviews of the Company's share register with a view to determining whether or not there are any significant foreign shareholders. For example, the Company reviews the underlying ownership of substantial shareholders of the Company who, in accordance with Chapter 6C of the Corporations Act, must give notice to the Company and the ASX if they and their associates have relevant interests in 5% or more of the voting shares in the Company. In most cases to date, where the substantial shareholder is a foreign company or a member of a foreign company's group, it has been in its capacity as a fund manager. The Constitution provides that a fund manager is only a foreign person for this purpose if the total interests of foreign persons in the fund represent more than 40% of the total.

As a result of those periodic reviews, the Board has determined that all the shares presently owned by or registered in the names of subsidiaries of FMR Corp are part of a significant foreign shareholding, because FMR Corp (a foreign company) has a relevant interest (as defined in the Corporations Act) in those shares, and because the Company understands that the total interests of foreign persons in the relevant funds managed by the subsidiaries of FMR Corp exceed 40% of the total.

Based on the last substantial shareholding notice lodged with the Australian Stock Exchange, FMR Corp had relevant interests in 5.94% of the ordinary shares in the Company at 27 July 2005.

Accordingly, FMR Corp, its controlled entities and its nominees (to the extent they own or hold shares in which FMR Corp has a relevant interest) and any other significant foreign shareholder at the time of the Annual General Meeting, will be prohibited from voting at the election of each A class director at the 2005 Annual General Meeting.

In accordance with the Constitution, the Board of Directors has determined that Mr Peter Wade (Chairman of Directors), Mr Ian Renard and Miss Elizabeth Alexander, be classified as O class directors, with the rest of the Directors being classified as A class directors.

At the 2005 Annual General Meeting, 1 A class director (being Mr Ken J Roberts) and 2 O class directors (being Mr Ian A Renard and Mr Peter H Wade) will retire by rotation and have made themselves available for re-election.

RESOLUTION 3: ADOPTION OF THE REMUNERATION REPORT

As a result of some recent amendments to the Corporations Act 2001 (Cth), the Company is now required to include, in the Directors' Report, a detailed Remuneration Report setting out certain prescribed information relating to directors' and executives' remuneration, and submit this for adoption by resolution of shareholders at the AGM.

The Directors' Report for the year ended 30 June 2005 contains such a Remuneration Report. A copy of the report is set out on pages 46 to 60 of the 2005 Annual Report and can also be found on the CSL website at www.csl.com.au.

The Remuneration Report discusses matters including (but not limited to):

- Board policies for determining the remuneration of directors and executives;
- The relationship between the policies and CSL's performance;
- If the remuneration of directors and executives are performance based, details of these performance conditions; and
- Certain 'prescribed details' of the directors and the top five highest remunerated executives of the Company group.

Shareholders are asked to adopt the Remuneration Report.

The shareholder vote is advisory only and does not bind the directors of the Company.

RESOLUTION 4: ALTERATIONS TO THE CONSTITUTION – UNMARKETABLE PARCELS OF SHARES

The Listing Rules of the Australian Stock Exchange (**ASX Listing Rules**) currently deems an unmarketable parcel of shares to be a parcel that is worth less than $500. The cost to the Company of maintaining and servicing these parcels is high relative to the value of the shares in the parcels.

The price of the shares as at 30 June 2005 was $33.72, resulting in a marketable parcel of shares being approximately 14 shares. As at 30 June 2005, there were approximately 681 holdings of unmarketable parcels of shares in the Company amounting to a total of approximately 5,562 shares.

As a measure to minimise the ongoing costs of maintaining its share register and also to assist shareholders with unmarketable parcels to realise value from their shareholdings, it is proposed to amend the Company's Constitution to enable the Company, subject to certain restrictions and the ASX Listing Rules, to act as the agent for the shareholders and sell the shares on behalf of the shareholders.

Under the proposed amendment to the Company's Constitution, if the Company decides to utilise the provisions it will be required to provide a shareholder who holds less than a marketable parcel of shares, with a notice which specifies a date at least 6 weeks from the date the notice is sent by which the shareholder can make an election to be exempt from the sale provision of the Constitution.

If a shareholder elects to be exempt from this provision by the relevant date, the shareholder may retain their unmarketable parcels of shares and the Company will not be permitted to sell these shares.

If, however, the shareholder does not make such an election or does not increase their shareholding to at least a marketable parcel, the Company can proceed to sell those shares for that shareholder.

The Company could only sell unmarketable parcels of shares once in a 12 month period and may not sell shares following the announcement of a takeover bid for the Company. After the offer period of the takeover bid closes a new notice may be given.

Any shares sold in accordance with the proposed amendments are to be sold on the shareholder's behalf by the Company at a price and on terms determined by the company secretary in the company secretary's sole discretion. The Company bears the costs of the sale. The proceeds of sale will be sent to the shareholder within 45 days after completion of the sale.

The proposed constitutional amendments to effect this proposal are set out in the Appendix to this notice of meeting. Those provisions are consistent with the requirements of ASX Listing Rule 15.13 and the equivalent provisions in the constitutions of many other ASX listed companies.

Appendix - Proposed Alterations to the Constitution

1. Insert the following after the definition of 'Director' in Rule 4(1):

   '***Divestment Notice*** means a notice in writing stating or to the effect that the Company intends to sell or arrange the sale of the shares of a shareholder unless within the Specified Period (which must be set out in the notice):

   (i) the shareholding of the shareholder increases to at least a Marketable Parcel and the shareholder notifies the Company in writing of the increase;

   (ii) the shares are sold by the shareholder; or

   (iii) the shareholder gives to the Company a written notice that the shareholder wishes to retain the shares.'

2. Insert the following after the definition of 'Minister' in Rule 4(1):

   '***Notice Date*** means the date on which the Company sends to a shareholder a Divestment Notice.'

3. Insert the following after the definition of 'Rules' in Rule 4(1):

   '***Sale Period*** means the period of either seven days following the expiration of the Specified Period or, where Rule 15A(4) applies, seven days following the date of receipt by the Company of revocation of the notice referred to in Rule 15A(4).'

4. Insert the following after the definition of 'Significant foreign shareholding' in Rule 4(1):

   '***Specified Period*** means a period of not less than six weeks after the Notice Date, as determined by the Company.'.

5. Insert the following after the definition of 'writing and written' in Rule 4(1):

   "The terms ***Marketable Parcel*** and ***Takeover*** have the same meaning as they are given in the Listing Rules and the terms ***Certificated Holding, Holding Adjustment*** and ***Issuer Sponsored Holding*** have the same meaning as they are given in the ASTC Settlement Rules."

6. Insert the following as Rule 4(6):

   '(6) Where under this Rule powers are conferred on the Secretary the powers may be exercised either by the Secretary or by any person nominated by the Secretary.'.

7. Insert the following after Rule 15 as Rule 15A:

   "15A. Unmarketable Parcels

   (1) Subject to Rule 15A(2), the Secretary may at any time and from time to time send a Divestment Notice to any shareholder holding less than a Marketable Parcel of shares in the Company.

   (2) Subject to Rule 15A(14), the Company may not give more than one Divestment Notice to a particular shareholder in any 12 months period.

   (3) Where the Company has sent to a shareholder a Divestment Notice then, unless within the Specified Period:

   (a) the shareholding of the shareholder increases to at least a Marketable Parcel and the shareholder has notified the Company in writing of the increase;

   (b) the relevant shares are sold by the shareholder; or

   (c) the shareholder gives to the Company a written notice that the shareholder wishes to retain the relevant shares,

   the shareholder is deemed to have irrevocably appointed the Company as the shareholder's agent to sell the shares the subject of the Divestment Notice during the Sale Period at the price and on the terms determined by the Secretary in the Secretary's sole discretion and to receive the proceeds of sale on behalf of the shareholder. Nothing in this Rule obliges the Company to sell the shares. For the purposes of the sale, the Company may initiate a Holding Adjustment to move all the shares from a CHESS holding to an Issuer Sponsored Holding or a Certificated Holding or to take any other action the Company considers necessary or desirable to effect the sale.

   (4) Where a shareholder has given to the Company notice under Rule 15A(3)(c) the shareholder may at any time revoke the notice and on revocation the Company is constituted the shareholder's agent as provided in Rule 15A(3).

   (5) The Secretary may execute on behalf of a shareholder a transfer of the shares in respect of which the Company is appointed agent under Rule 15A(3) in the manner and form the Secretary considers necessary and to deliver the transfer to the purchaser. The Secretary may take any action on behalf of the shareholder as the Secretary considers necessary to effect the sale and transfer of the shares.

   (6) The Company may register a transfer of shares whether or not any certificate for the shares has been delivered to the Company.

   (7) If the shares of two or more shareholders to whom this Rule applies are sold to one purchaser, the transfer may be effected by one transfer.

   (8) If shares are sold under this Rule, the Company must:

   (a) within a reasonable time after completion of the sale, inform the former shareholder of the sale and the total sale proceeds received by the Company; and

   (b) within 45 days after completion of the sale, cause the proceeds of sale to be sent to the former shareholder (or, in the case of joint holders, to the holder whose name appeared first in the Register in respect of the joint holding). Despite the preceding sentence, if the shares are certificated, the Company will not be obliged to

send those proceeds to the shareholder until after the Company receives any certificate relating to the shares (or the Company is satisfied that the certificate has been lost or destroyed or that its production is not essential). Payment may be made in any manner and by means as determined by the Board and is at the risk of the former shareholder.

(9) The Company bears the costs of sale of the transferor of shares sold under this Rule (but is not liable for tax on income or capital gains of the former shareholder).

(10) All money payable to former shareholders under this Rule which is unclaimed for one year after payment may be invested or otherwise made use of by the Board for the benefit of the Company until claimed or otherwise disposed of according to law. No money payable under this Rule by the Company to former shareholders bears interest as against the Company.

(11) A certificate signed by the Secretary stating that shares sold under this Rule have been properly sold discharges the purchaser of those shares from all liability in respect of the purchase of those shares.

(12) When a purchaser of shares is registered as the holder of the shares, the purchaser:

(a) is not bound to see to the regularity of the actions and proceedings of the Company under this Rule or to the application of the proceeds of sale; and

(b) has title to the shares which is not affected by any irregularity or invalidity in the actions and proceedings of the Company.

(13) Any remedy of any shareholder to whom this Rule applies in respect of the sale of the shareholder's shares is limited to a right of action in damages against the Company to the exclusion of any other right, remedy or relief against any other person.

(14) On the date on which a Takeover is announced in relation to the Company, the power of the Company to sell shares under this Rule lapses. However, this Rule 15A(14) does not affect the Company's authority to finalise any matter relating to shares sold prior to the announcement of the Takeover. Despite Rule 15A(2), after the close of the offers under the Takeover the Company may invoke the procedures set out in this Rule."

CSL Limited
ABN 99 051 588 348
45 Poplar Road Parkville Victoria 3052 Australia
Telephone: +61 3 9389 1911 Facsimile: +61 3 9387 8454

CSL Limited
ABN 99 051 588 348

Mark this box with an 'X' if you have made any changes to your name or address details (see reverse of this form) ☐

Proxy Form

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1800 646 882
(outside Australia) 61 3 9415 4000
Facsimile 61 3 9473 2555
www.computershare.com

Appointment of Proxy

I/We being a member/s of CSL Limited and entitled to attend and vote hereby appoint

☐ the Chairman of the Meeting (mark with an 'X') **OR** ________ Write here the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of CSL Limited to be held at the Function Centre, National Tennis Centre, Melbourne Park, Batman Avenue, Melbourne on Wednesday, 12 October 2005 at 10:00am and at any adjournment of that meeting.

Voting directions to your proxy – please mark ☒ to indicate your directions

		For	Against	Abstain*
Item 2a	To re-elect Mr Ken J Roberts as a Director	☐	☐	☐
Item 2b	To re-elect Mr Ian A Renard as a Director	☐	☐	☐
Item 2c	To re-elect Mr Peter H Wade as a Director	☐	☐	☐
Item 3	To adopt the Remuneration Report for the year ended 30 June 2005	☐	☐	☐
Item 4	To approve the alterations to the Constitution regarding the sale of unmarketable parcels of shares	☐	☐	☐

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll, or if your votes entitlement cannot be voted by the Chairman of the Meeting, your votes will not be counted in computing the required majority on a poll.

Appointing a second Proxy

I/We wish to appoint a second proxy.

☐ Mark with an 'X' if you wish to appoint a second proxy. **AND** ____ % **OR** ____ State the percentage of your voting rights or the number of securities for this Proxy Form.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Individual/Sole Director and Sole Company Director	Director	Director/Company Secretary

Contact Name ________ Contact Daytime Telephone ________ Date ___ / ___ / ___

CSL 2PF

HOW TO COMPLETE THE PROXY FORM

CSL

1 Your Name and Address

This is your address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two persons as proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) indicate that you wish to appoint a second proxy by marking the box.

(b) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(c) return both forms together in the same envelope.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of the corporation is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 48 hours before the commencement of the meeting - ie, by 10.00am on Monday 10 October 2005. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged using the reply paid envelope or:

- by posting, delivery or facsimile to CSL Limited share registry at the address opposite, or

- by delivering to the Registered office of CSL Limited
  45 Poplar Road,
  Parkville Victoria 3052

CSL Limited share registry
Computershare Investor Services Pty Limited
GPO Box 242
Melbourne Victoria 3001
Australia
Facsimile 61 3 9473 2555

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Application for Reinstatement to List of Companies

Claiming the Exemption Pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934, as amended

CSL LIMITED

(SEC File No. 82-03785)

APPENDIX B

VOLUME VI of VI

CSL Appoints New Director, September 1, 2006

CSL Limited
45 Poplar Road Parkville
Victoria 3052 Australia

T +613 9389 1911
F +613 9389 1434
www.csl.com.au

CSL

1 September 2006

CSL APPOINTS NEW DIRECTOR

CSL today announced that Mr David Simpson has been appointed a Director of the Company effective from 1 September 2006.

Mr Simpson is the non-executive Chairman of Aristocrat Leisure Limited and a Director of Lighthouse Foundation.

For many years Mr Simpson was Finance Director of Tabcorp Holdings Limited and before that Executive General Manager Finance of Southcorp Holdings Ltd.

CSL's Chairman, Mr Peter Wade, said that he was delighted that Mr Simpson had accepted the appointment to the Board, noting that he will replace Elizabeth Alexander as Chairman of the Audit and Risk Management Committee when Miss Alexander takes up her role as Chairman of the Board on Mr Wade's retirement on 30 September 2006.

About CSL Limited

Headquartered in Melbourne, CSL Limited (ASX: CSL) is a global, specialty biopharmaceutical company that develops, manufactures and markets products to treat and prevent serious human medical conditions.

For further information, please contact:

Media contact:
Dr Rachel David
Director of Public Affairs
Phone: 0401 775 779
Email: rachel.david@csl.com.au

Investor contact:
Mark Dehring
Director of Investor Relations
Phone: +61 3 9389 2818
Email: mark.dehring@csl.com.au

Annual Report and Notice of Annual General Meeting, September 15, 2006



CSL Limited
Annual Report 2005-2006

CSL™

CSL

CSL Limited ABN 99 051 588 348
Annual Report 2005-2006

Contents

Financial Calendar

2006

23 August	Annual profit and final dividend announcement
18 September	Shares traded ex-dividend
22 September	Record date for final dividend
13 October	Final dividend paid
18 October	Annual General Meeting
31 December	Half year ends

2007

2[illegible] February	Half year profit and interim dividend announcement
14 March	Shares traded ex-dividend
20 March	Record date for interim dividend
13 April	Interim dividend paid
30 June	Year ends
22 August	Annual profit and final dividend announcement
17 September	Shares traded ex-dividend
21 September	Record date for final dividend
12 October	Final dividend paid
17 October	Annual General Meeting
31 December	Half year ends

Annual General Meeting

Wednesday 18 October 2006 at 10.00am
Function Centre
National Tennis Centre
Melbourne Park
Batman Avenue
Melbourne 3000

AGM Live Webcast

Note: The Chairman's Report and the Chief Executive Officer's Report will both be webcast through CSL's web site: www.csl.com.au

Log on to the Home Page of CSL's web site and then click on the item under CSL News called Annual General Meeting webcast.

CSL's Year in Review Highlights 2005-2006



Peter Wade
Chairman

Brian McNamee
Chief Executive Officer and Managing Director

Dear Shareholder,

We are pleased to report that the continuing strong performance of our plasma therapeutics business has delivered an excellent year for CSL. In addition, our long-term commitment to research and development has resulted in a significant collaborative outcome with Merck & Co. Inc. with the approval of the world's first vaccine against cervical cancer.

Highlights:

- Net profit after tax from continuing operations (before the recognition of the contingent consideration) reached $351 million, up 49% on the previous year, and net operating cash flow was $522 million. Given our strong performance, CSL has made provision for the contingent payment of US$250 million arising from the acquisition of Aventis Behring in 2004.
- In June 2006, the US FDA and Australia's TGA both granted approval to market Gardasil, the world's first vaccine against cervical cancer. Merck & Co. Inc. is our licensee and has exclusive global marketing rights. CSL will receive royalties from Merck's sales and has the distribution rights for Australia and New Zealand.
- CSL announced an $80 million capital investment in our Australian influenza vaccine plant to double capacity to 40 million doses per season and accommodate plans to introduce this vaccine into the US market in the 2007-08 winter season.
- After achieving encouraging preliminary results from initial clinical trials of our pandemic influenza vaccine based on the H5N1 avian virus, CSL is working closely with public health authorities and the Australian Government to develop and license a safe and effective prototype vaccine.
- Key plasma therapeutics continued to record strong growth in sales and Vivaglobin® subcutaneous immunoglobulin became the first product of its kind to be launched in the US market.
- CSL announced a proposal to acquire 100% of the issued shares in Zenyth Therapeutics Limited to be implemented by way of a Scheme of Arrangement.
- The Company's various visual identities and operating names have been aligned to strengthen connections throughout CSL's global network.

CSL's Year in Review
Financial Results

Financial Highlights for the year ended 30 June 2006

Dividends to Shareholders

On 13 April 2006, our shareholders received an interim unfranked dividend of 28 cents per share. CSL's final unfranked dividend of 40 cents per share will be paid on 13 October 2006.

Five Year Summary

All figures are in $A million unless stated otherwise[1]

	2005-06	2004-05	2003-04	2002-03	2001-02
Total revenue	2,904	2,650	1,836	1,313	1,350
Sales revenue	2,849	2,609	1,650	1,300	1,336
Research and development investment	161	141	101	92	93
Profit before income tax expense[2]	499	410	255	102	157
Net profit[2]	351	235	220	70	124
Capital investment	122	105	80	74	83
Total assets at 30 June	4,186	3,893	3,875	2,220	2,312
Total equity at 30 June	1,990	2,109	2,074	1,283	1,273
Net tangible assets per share at 30 June ($)	6.43	7.02	6.18	2.42	1.79
Weighted average number of shares (million)	182	196	178	159	158
Basic earnings per share (cents)[2]	192.8	119.8	123.3	44.2	78.2
Dividend per share (cents)[3]	68.0	47.0	38.0	34.0	34.0

(1) The Group's results for the year ended 30 June 2006 and 30 June 2005 are reported in accordance with the Australian Equivalents to International Financial Reporting Standards (A-IFRS). The Group's results for the years ended 30 June 2002 through to 30 June 2004 are reported in accordance with the Group's old basis of accounting (AGAAP).

(2) Excludes the recognition of the contingent consideration payable for the acquisition of Aventis Behring and the profit after tax from discontinued operations.

(3) Excludes special dividend of 30 cents for the year ended 30 June 2005.

CSL Total Revenue ($A millions)



1,350
1,313
1,836
2,650
2,904
01-02
02-03
03-04
04-05
05-06

CSL Profit Before Interest and Tax[1] ($A millions)



186
135
269
432
515
01-02
02-03
03-04
04-05
05-06

CSL Net Profit[2] ($A millions)



124
70
220
235
351
01-02
02-03
03-04
04-05
05-06

CSL R&D Investment ($A millions)



93
92
101
141
161
01-02
02-03
03-04
04-05
05-06

Year in Review 2005-2006



Vivaglobin® subcutaneous immunoglobulin this year became the first product of its kind to be launched in the US market.

Dividends and Financial Results

On 13 April 2006, shareholders received an interim unfranked dividend of 28 cents per share. A final unfranked dividend of 40 cents per share will be paid on 13 October 2006. As foreshadowed in last year's Annual Report, dividends have not been franked due to the increasing proportion of revenue now being generated offshore and increased expenditure on research and development in Australia.

The CSL Group achieved a net profit after tax from continuing operations of $351 million (excluding the recognition of the contingent consideration on acquisition of Aventis Behring) with sales revenue up 9% to $2.8 billion. Strong net operating cash flows amounted to $522 million.

As a result of the strong performance this year, provision has been made for a contingent payment as agreed when we acquired Aventis Behring in 2004. CSL agreed to pay US$250 million to Aventis Behring if CSL's share price moved above $35 dollars and remained above that price for any 60 consecutive trading days in the period between 27 September 2007 and 26 March 2008. The provision is shown as a separate item in CSL's profit and loss account for the financial year ended 30 June 2006.

Business Reports

CSL's business activities include CSL Behring (previously ZLB Behring), CSL Bioplasma, CSL Biotherapies (previously CSL Pharmaceutical), and our global research and development operations.

CSL Behring

CSL Behring this year consolidated the momentum from the integration of Aventis Behring in 2004 with sales reaching $2.4 billion and further improvements achieved in business efficiency. Sales revenue was 11% ahead of the previous year (10% in constant currency) with strong performance across our product portfolio.

The strong demand for Factor VIII contributed to sales growth of 10% in our Helixate® recombinant product. The sales growth of plasma-derived Factor VIII and von Willebrand Factor products has been helped by the increasing awareness of von Willebrand Disease and Immune Tolerance Therapy (ITT) treatment protocols.

Immunoglobulin sales grew over the previous year with continued strong demand in the US market driving global growth. We successfully launched Liquid Sandoglobulin in Europe with strong sales in England, France and Denmark. Vivaglobin® (immunoglobulin for subcutaneous injection) received US Food and Drug Administration (FDA) approval midway through the year and has been launched in the United States for the treatment of Primary Immune Deficiency. Vivaglobin® offers patients the flexibility of treating themselves in the convenience of their own homes, with approval from their doctors.

CSL Behring achieved strong growth in the number of patients being treated with Zemaira® for genetically-linked emphysema and the recent FDA approval of our expanded manufacturing capacity has significantly increased the potential for greater patient numbers.

In Japan, self-sufficiency initiatives and flat demand for plasma therapeutics are slowly eroding sales opportunities. However, CSL Behring's specialty products in surgical sealants and for critical care provide a base for us to compete in this market.

CSL Behring's financial performance has continued to exceed expectations as a result of strong demand across CSL Behring's product portfolio. This is reflected in a 28% increase in earnings before interest and tax over the previous year. Product margins have improved from additional manufacturing volumes, higher prices, integration benefits, and from operating efficiencies compensating for the discount allocated to inventory arising



Technician, Martin Frey, draws a sample from a plasma fractionation solution.

CSL Behring Global Market Positions

	Share	Rank
Coagulation	20%	2
Critical Care	21%	1
Immunoglobulins	21%	2
Alpha-1-PI	9%	3
Worldwide market share	22%	2

CSL Behring Sales



Recombinant FVIII 20%
Plasma-derived Coagulants 23%
Wound Healing 5%
Other 2%
Immunology 31%
Critical Care 19%

from the purchase of Aventis Behring. Market demand and improved supply chain management have produced strong cash flows from operations.

Strong US demand for intravenous immunoglobulin is also driving the demand for plasma to manufacture our products. CSL Behring is well placed to meet growth opportunities through its own plasma collection centres and plasma purchased from US and European Blood Banks.

Our research and development projects have made good progress this year. The clinical trial for a chromatographic, high-yielding liquid immunoglobulin for intravenous administration has been completed and filings are planned for late 2006 with the FDA, European and Canadian regulatory agencies. A surgical study for Humate®/Haemate® (plasma-derived Factor VIII) has been completed and the file supplement for this indication has been submitted to the FDA. A multi-centre clinical trial in Hereditary Angiodema is in progress with the aim of broad registration of Berinert® (C-1 Esterase Inhibitor) for treatment of this painful and sometimes life-threatening condition. A clinical trial will also be completed in 2006 evaluating the use of Beriplex® (prothrombin complex) for treatment of coagulation factor deficiencies associated with Warfarin therapy.

To meet projected demand for immunoglobulin, work has commenced on a large-scale chromatographic purification plant at our Bern facility. The Bern project includes a state-of-the-art filling suite for immunoglobulin. At our Marburg plant, we have started work on a new filling suite for coagulation factor products. Additional works are being undertaken to expand our capacity for coagulation and acute care products.

CSL Bioplasma

CSL Bioplasma includes our contract fractionation operations in Melbourne, the commercial operations of CSL Behring Asia (excluding Japan) and our Immunohaematology Group.

Several industry policy changes have contributed to an 8% reduction in sales revenue to $191 million this year. Sales of our plasma-derived therapeutics were affected by the first full year of Australian Government funding for imported recombinant coagulation factors. This was also the first full year of the Plasma Products Agreement (PPA) with the Australian National Blood Authority (NBA) under a new pricing policy for fractionation services. The new Australian procurement arrangements introduced by the NBA for the diagnostics sector also had an impact on our market share for immunohaematology products.

Under the PPA, CSL Bioplasma has fractionated approximately 300 tonnes of Australian plasma this year producing sufficient life-saving, plasma-derived therapeutics to treat approximately 200,000 Australians.

We are achieving higher yields of intravenous immunoglobulin as a result of innovative improvements to the fractionation process used for Intragam® P. Our industry-leading intravenous immunoglobulin yield allows us to optimise the extraction of IVIg from the voluntary blood donations collected in Australia, and therefore provide greater quantities of this life-saving product to our health care professionals.

During the year, we launched the Mix2Vial, an improved reconstitution device designed to enhance ease of use and patient safety when reconstituting our lyophilised coagulation factors including Biostate® (Factor VIII), MonoFix® (Factor IX), and Prothrombinex™ - HT (Factors II, IX and X concentrate).



CSL Biotherapies President, Colin Armit (left) and Merck, Sharpe and Dohme CEO, Will Delaat, sign a new agreement under which CSL will distribute a broader range of Merck vaccines in Australia.

Significant sales revenues continue to be generated through the customised contract fractionation operations we provide to the blood services of New Zealand, Malaysia, Hong Kong and Singapore. This year, we extended our contract fractionation agreement with Hong Kong, and renegotiated our manufacturing agreement with the New Zealand Blood Service. Renewing these agreements reinforces the position of CSL Bioplasma as the plasma fractionator of choice in the Asia Pacific.

Strong demand for albumin in Asia, particularly China, underpinned CSL Behring Asia's 20% growth in sales revenue. We continue to build our infrastructure in China and now have offices in Beijing, Shanghai, Guangzhou and Chengdu.

CSL Biotherapies

CSL Biotherapies is the new name for CSL Pharmaceutical and is responsible for vaccines and pharmaceuticals in Australia, and global sales of our influenza vaccines.

Sales revenue this year reached $212 million (up 3%) with a strong contribution coming from our expanding influenza vaccine business.

The launch of our influenza vaccine in the United Kingdom and in Sweden coincided with a shortfall in supply from other manufacturers. As a result, almost one in four patients in the United Kingdom received CSL vaccine.

In February 2006, we announced plans to introduce CSL's influenza vaccine to the US market and the associated investment of $80 million in plant and equipment. When this work is completed at our Melbourne facility, we will double vaccine manufacturing capacity to 40 million doses per season. In June 2006, an investigational new drug application was approved by the US FDA and we initiated the required clinical study under an accelerated approval process. Subject to FDA approval, we plan to launch our vaccine in the US market for the 2007-08 winter season.

CSL Biotherapies has made further progress in Asian markets with approval of formulated bulk influenza vaccine for supply to Korea. Our Fluvax* is marketed in Singapore, Malaysia and Hong Kong, and regulatory authorities in China have recently accepted the registration dossier for our flu vaccine as a first step to market entry. A long-term supply agreement has been reached with the New Zealand government for the first time.

One of the few manufacturers of influenza vaccine in the world, CSL Biotherapies is well placed to take advantage of increased demand that has resulted from supply shortages, greater awareness of the benefits of immunisation and concerns about a pandemic.

Approved by the Australian Therapeutic Goods Administration (TGA) in June this year, Gardasil is the first vaccine shown to prevent cervical cancer. Gardasil is the result of a crucial breakthrough in 1991 by Professor Ian Frazer and his team at the University of Queensland, collaborative research with CSL scientists and the strong support since 1995 of Merck & Co. Inc. (Merck), our licensee for this product. Merck granted CSL exclusive marketing rights for Gardasil in Australia and New Zealand.

The launch of Gardasil and other new vaccines in the coming year underpin a strong platform for business growth.



CSL's proprietary Iscomatrix® adjuvant is now being manufactured at our Kankakee site for use by US-based licensees in the development of a new generation of human vaccines.

New Product Development

The biggest research and development event this year has been the licensing of the Merck human papillomavirus vaccine, Gardasil, in the US and Australia (see feature on page 16 of this Report).

Another area of significant achievement has been the work in supporting the internationalisation of CSL's influenza vaccine. As already mentioned, we have now licensed our high quality Australian influenza vaccine in key European countries and started the clinical trials required for registration in the United States.

At the same time, we have responded to the international public health threat of bird flu by producing and testing an experimental vaccine against the H5N1 strain that has caused concern across a number of countries in and beyond our region. As the only flu vaccine manufacturer in the Southern Hemisphere, we are working closely with public health authorities and the Australian Department of Health to develop and license a safe and effective prototype vaccine in Australia as soon as possible. In developing the H5N1 vaccine, we have used technologies that we are confident can reliably be reproduced in large quantities, should a crisis occur. Early in 2006, we completed our first human clinical trial and in the second half of this year we will be exploring responses to higher doses of antigen in a broader age group.

Adjuvants are used to enhance or modify the human immune response to antigens in vaccines. Following some years of R&D investment in CSL's proprietary ISCOMATRIX® adjuvant, we are now pleased to be moving the technology into a larger scale manufacturing environment at our Kankakee site in the US. This adjuvant will be used by US-based licensees including Merck in their development of a new generation of human vaccines. We plan to produce commercial quantities of GMP-quality adjuvant at both our US and Australian manufacturing sites.

Consistent with our long-term manufacturing of polyclonal immunoglobulin purified from human plasma, CSL has a significant interest in developing biotechnology products based on recombinant monoclonal antibody (MAb) technology. The academic scientific base to support the discovery of these MAb candidates is strong in Australia. We are investing in relationships, skills, facilities and intellectual property that will enable us to develop our lead antibody candidate, a drug potentially to treat leukaemia, as well as a growing portfolio of exciting preclinical candidate molecules.

Consistent with this strategy, the Company has announced a proposal to acquire 100% of the issued shares in Zenyth Therapeutics Ltd to be implemented by way of a Scheme of Arrangement. Our proposal was unanimously recommended by Zenyth Directors in the absence of a superior proposal from a third party. If the proposal is approved by Zenyth shareholders and the Supreme Court of Victoria, we look forward to combining Zenyth's portfolio of pre-clinical R&D projects with CSL's R&D portfolio and using our complementary skills to enhance our scientific capabilities.

The CSL Board

Mr Peter Wade will retire from the Board prior to our Annual General Meeting in October this year after seven years as Chairman. He will be succeeded by Elizabeth Alexander who brings 15 years experience to her new role as Chairman, having been appointed to the Board in 1991. Mr Wade served as a Commissioner and Director from 1985 to 1993, and was reappointed as a Director in 1994 shortly after CSL was listed as a public company on the Australian



The official opening of CSL Behring's expanded Kankakee production facility for Zemaira®, a treatment for genetically-linked emphysema. CSL Chairman, Peter Wade, cuts the ribbon watched by CEO, Brian McNamee and Director, Elizabeth Alexander.

Stock Exchange. Mr Wade has been closely involved in our successful transition from an Australian government instrumentality to a global business. The Board appreciates his significant 20-year commitment to the growth of CSL and recognises his key role in creating an international company.

In addition, Dr Arthur Webster, who was appointed to the Board as a Director in March 1998 has decided not to seek re-election at the October Annual General Meeting. The Board has greatly appreciated Dr Webster's significant contribution to Board decisions particularly during the time that the Company operated its Animal Health business but also in assisting the Company to become a global operation. Dr Webster has been a valued member of the Human Resources Committee.

In June this year, we welcomed Professor John Shine to the Board. Professor Shine is Executive Director of the Garvan Institute of Medical Research, Professor of Medicine and Professor of Molecular Biology at the University of NSW, past Chairman of the National Health and Medical Research Council, and Vice President of the Australian Academy of Science. Professor Shine will be seeking to be elected to the Board at the Annual General Meeting in October.

We also welcome Mr David Simpson to the Board. Mr Simpson is the non-executive Chairman of Aristocrat Leisure Limited and a Director of the Lighthouse Foundation, having previously been the Finance Director for Tabcorp Holdings Limited from 1995 to 2003 and prior to that Executive General Manager Finance for Southcorp Holdings Limited from 1987 to 1995. Mr Simpson will succeed Elizabeth Alexander as Chair of the Audit and Risk Management Committee. He will be seeking to be elected to the Board at the Annual General Meeting in October.

Our Thanks to Management and Staff

CSL now has more than 7,500 employees in 26 countries and successfully integrated operations have been the key to another year of strong business performance. It is important that we recognise that our employees at all levels have been instrumental in delivering this result. Your Board of Directors congratulates management and staff for the vital roles they have played in another excellent business outcome for CSL this financial year by continuing to deliver innovative medicines to thousands of people.

Peter Wade
Chairman

Brian McNamee
Chief Executive Officer
and Managing Director



Immune deficiency patient, Mario Duller, considers the display at CSL Behring in Marburg showing a late nineteenth century serum laboratory.

The CSL Story 1916-2006

In CSL's 90th year, there is no more fitting commemoration than to know that through our strong commitment to research and development we have played a key role in the collaborative work that has delivered the world's first vaccine against cervical cancer.

Our core plasma therapeutics business had its origins in the early 1950s when CSL began to carry out plasma fractionation on behalf of the Australian Government in collaboration with the Australian Red Cross and using blood from voluntary donors. Since listing as a public company in 1994, CSL has become a world leader in plasma therapeutics through astute acquisitions and sound commercial management.

First produced in Australia for the 1968 influenza pandemic, CSL's split-virion influenza vaccine is now part of Australia's national vaccination program, and international markets are expanding. The only influenza vaccine manufacturer in the Southern Hemisphere, CSL is also working closely with public health authorities and the Australian Department of Health to develop and license a safe and effective prototype pandemic influenza vaccine based on the H5N1 avian virus.

Now a global specialty biopharmaceutical company, CSL is continuing to build the skills and capacity to develop, manufacture and market products for the treatment and prevention of serious human medical conditions.

CSL was established by the Australian Government in 1916 to produce sera, vaccines and other biologicals at a time when World War I led to supply shortages of these products to Australia.

By 1923, within a year of its discovery, CSL produced insulin to treat diabetes. Under wartime conditions in 1944, CSL manufactured penicillin and Australia became the first country to make regular supplies available to a civilian population. Production of BCG vaccine for the prevention of tuberculosis began in 1947. In a ten-year period starting in 1956, CSL produced 25 million doses of Salk polio vaccine and saw the disease virtually eliminated in Australia. These are just a few of many notable achievements in human health over the past 90 years.

CSL Behring

CSL Behring is a global leader in biotherapies with the broadest range of quality products in our industry and substantial markets in the USA, Europe and Japan.

Our lifesaving and life-prolonging therapies are indicated for the treatment of rare diseases such as haemophilia and other bleeding disorders, primary immune deficiency disorders, and inherited respiratory disease. Our plasma-derived therapeutics are used to prevent Rh factor problems in the newborn, to assist recovery from heart surgery, and to treat shock and severe burns.

Based at King of Prussia in Pennsylvania (USA), CSL Behring operates manufacturing plants in Kankakee, Illinois (USA), Bern (Switzerland) and Marburg (Germany), and sales and distribution centres throughout the world.

CSL Behring remains well positioned to develop its global biotherapeutics business through our broad portfolio of high quality products, global marketing that meets customer needs, a pipeline of new and improved plasma products, lower cost and higher yield manufacturing processes and effective balancing of supply and demand.

Our extensive research and development activities, patient support services and patient-focused resources are key elements in an ongoing commitment to people whose lives depend on our products.

We listen carefully to the concerns of people with rare, life-threatening disorders and work to address their needs. By providing safe and effective products and services, we help patients to improve quality of life. And we continue to develop programs that help patients and families to manage the daily challenges of living with chronic conditions.

CSL Behring produces high quality products in our state-of-the-art facilities using the most sophisticated methods available. Because patient safety is our first priority, we closely monitor every aspect of the manufacturing process.

CSL Behring's plasma collection business, ZLB Plasma Services, has 65 collection centres in the USA and eight in Germany, along with plasma testing laboratories and logistics centres in both countries.



Laboratory technician, Thomas Rein, carries out a Real Time PCR quantitative virus detection assay used to determine that biological materials are virus free.



Head of Patents and Licences in Marburg, Dr Hans-Friedrich Lauppe, with Senior Patent Manager, Felicitas Sigmund.

CSL Behring continued


Antihemophilic Factor/ Von Willebrand Factor Complex (Human), Dried, Pasteurized Humate-P

Globally, more than 400,000 donors provide the plasma used to produce life-saving products for critically ill patients. ZLB Plasma Services offers a reliable and secure source of plasma for those essential medications.

ZLB Plasma Services is based in Boca Raton, Florida (USA) and has the largest plasma-testing laboratory in the industry in Knoxville, Tennessee (USA) and a logistics centre in Indianapolis, Indiana (USA).

Based in Marburg, our German operations include a plasma-testing laboratory in Goettingen and a logistics centre in Schwalmstadt.

The largest collector of human blood plasma in the world, ZLB Plasma Services sources the plasma required by CSL Behring through its plasma collection operations and commercial purchases.

In this stringently regulated industry, CSL Behring and ZLB Plasma Services comply with the highest international standards, use the most sophisticated systems and continue to explore avenues of innovation.

Major plasma products marketed by CSL Behring

HAEMOPHILIA AND OTHER COAGULATION DISORDERS

Coagulation therapies are used to treat bleeding disorders such as haemophilia and Von Willebrand disease.

Recombinant Factor VIII
- Helixate® FS
- Helixate® NexGen

Plasma-derived Factor VIII
- Beriate® P
- Haemate® P
- Humate-P®
- Monoclate-P®

Plasma-derived Factor IX
- Berinin® P
- Mononine®
- Factor IX P Behring

Von Willebrand Disease
- Haemate® P
- Humate-P®
- Stimate®

Other Coagulation Disorders
- Beriplex® P/N
- Fibrogammin® P
- Haemocomplettan® P
- Kybernin® P

CRITICAL CARE CONDITIONS

Critical care products are used to treat shock, sepsis and severe burns, and are used in cardiac surgery.

Trauma Therapies
- AlbuRx™ 5 and 25
- AlbuRx™ 5 and 20
- Albuminar® -5 and -25
- Albumin ZLB 5% and 20%
- Beriplex® P/N
- Haemocomplettan® P
- Human-Albumin 20% Behring, low salt

Inhibitors
- Berinert® P
- Kybernin® P

Cardiology
- Streptase®

WOUND HEALING

Wound healing therapies are used to facilitate healing.

- Beriplast® P
- Fibrogammin® P
- Tachocomb®

ALPHA 1-PROTEINASE INHIBITOR DEFICIENCY

For people at risk from life-shortening emphysema through a genetic deficiency in their synthesis of this protein.

- Zemaira®

IMMUNE DISORDERS AND IMMUNE THERAPY

Immunoglobulins are used to treat infections and autoimmune diseases, and to prevent haemolytic disease in the newborn.

Polyvalent Immunoglobulins
- Beriglobin® P
- Carimune® NF
- Redimune®
- Redimune® NF Liquid
- Sandoglobulin®
- Sandoglobulin® NF Liquid
- Gamma-Venin® P
- Gammar® -P.I.V.
- Venimmun® N
- Vivaglobin®
- Immune Globulin Subcutaneous (Human)

Specific Immunoglobulins
- Berirab® P
- Hepatitis B Immunoglobulin P Behring
- Rhesogamma® P
- Rhophylac®
- Tetagam® P
- Varicellon® P


USA
Germany
WA
OR
MN
WI
MI
NE
IA
OH
IN
WV
UT
CO
KS
MO
KY
TN
AZ
NM
OK
LA
US States with ZLB Plasma Services Centres
German cities with
ZLB Plasma Services Centres



Immunohaematology Laboratory Supervisor, Teresa Anderson, examines red cells ready for freezing at the ZLB Plasma Services plasma-testing laboratory in Knoxville, Tennessee.



CSL Behring sales representative, Ayako Kiyonaga makes a presentation to a Tokyo pharmacist.



Leigh Ann Miller is a Senior Biomedical Technician in the ZLB Plasma Services collection centre in Knoxville, Tennessee, one of more than 60 centres across the USA.



Apprentice Laboratory Technician, David Rüfenacht, tests a water sample at CSL Behring's manufacturing facility in Bern.

CSL Bioplasma

Based in Melbourne, CSL Bioplasma delivers contract plasma fractionation services and commercial plasma-derived therapeutics throughout the Asia Pacific (except Japan).

Contract plasma fractionation services are provided from our fractionation facility in Australia under long-standing agreements with the Governments and blood services of Australia, New Zealand, Hong Kong, Malaysia and Singapore. Our regional office in Hong Kong, now supported by offices in Beijing, Shanghai, Guangzhou and Chengdu, drives business in China, Taiwan, South Korea and South Asia.

CSL Bioplasma has been Australia's national fractionator since 1952 and this relationship continues today under our five-year (2005-2010) Plasma Products Agreement (PPA) with the Australian Government, an agreement which is now managed by the National Blood Authority. The contractual arrangements under the PPA ensure Australia retains control over the quality, safety and supply of its plasma-derived therapeutics.

Major plasma products manufactured by CSL Bioplasma

COAGULATION THERAPIES

Coagulation therapies are used to treat bleeding disorders such as haemophilia and von Willebrand disease.

- Biostate®
- MonoFix® - VF
- Prothrombinex™ - HT

IMMUNOGLOBULINS

Immunoglobulins are used to modify function of the immune system.

- Intragam® P
- Normal Immunoglobulin
- Rh(D) Immunoglobulin
- CMV Immunoglobulin
- Hepatitis B Immunoglobulin
- Zoster Immunoglobulin
- Tetanus Immunoglobulin

CRITICAL CARE PRODUCTS

Critical care products are used for plasma volume expansion and for replacement of albumin.

- Albumex®
- Thrombotrol®

DIAGNOSTIC PRODUCTS

Diagnostic products are used to determine compatibility of donor-recipient blood in transfusion settings.

- ABO Monoclonal Reagents
- Reagent Red Blood Cells

TOLL FRACTIONATION SERVICES

CSL Bioplasma performs plasma fractionation for Australia's National Blood Authority, a role pivotal to Australia's policy of self-sufficiency. CSL Bioplasma is also the national fractionator of New Zealand, Hong Kong, Malaysia and Singapore.

CSL BEHRING PLASMA THERAPEUTICS

CSL Bioplasma markets CSL Behring's commercial products in Asia through CSL Behring Asia.



Under regulatory control of Australia's Therapeutic Goods Administration, CSL Bioplasma works very closely with the Australian Red Cross Blood Service and the regional blood services supplying plasma for fractionation into a range of products. The voluntary, non-remunerated plasma donations that we receive from each of these blood services remain strictly separated at every stage from receipt, through fractionation, to storage and distribution.

The chromatographic fractionation processes developed by CSL Bioplasma's scientists and engineers extract high purity plasma-derived therapeutics including intravenous immunoglobulin and Factor VIII – von Willebrand factor concentrate. We use innovative processes to recover the highest yields from each donation.

CSL Bioplasma offers a broad range of products, customised toll manufacturing to blood services throughout our region, and strong client support through our presence in key markets.



CSL Bioplasma Process Specialist, Kylie Cramer, is shown here working with chromatography columns dedicated to processing plasma collected from Australian donors. Plasma donations received from blood services in Australia and throughout the Asia Pacific region are strictly separated at every stage from receipt, through plasma fractionation to storage and distribution.



Meeting in CSL Bioplasma's Regional Office in Hong Kong (from left) are Carol Chan (Executive Assistant), Richard Kwan (Director, Greater China and South Korea), Roger Hyde (Director, South Asia) and Farah Ng (Regulatory Affairs Manager).



During a Careers Day, CSL Bioplasma Scientist, Vicky Gatzigiannis, talks about her work to Matthew Ellis.

CSL Biotherapies

CSL Biotherapies has continued to expand global sales of our influenza vaccines this year and is now further increasing manufacturing capacity to take advantage of growing international demand.

The new $80 million capital investment in our Melbourne influenza vaccine plant announced in February this year will double production capacity to 40 million doses per season and accommodate plans to introduce CSL vaccine into the US market.

After CSL completes the required US human clinical study, we will submit a Biologics License Application to the Food and Drug Administration (FDA). Subject to FDA approval, we will supply vaccine for the 2007-2008 winter and have capacity to supply up to 20 million doses to the US market in the following season as our expanded manufacturing facilities come on line.

In 2004, we completed a $33 million expansion to meet the increasing vaccine demands of our customers in both

Major pharmaceutical products marketed by CSL Biotherapies in Australia

VACCINES	FOR PREVENTION OF:
Fluvax®	Influenza
Pneumovax*23	Pneumococcal infection
Menjugate*	Meningococcal C disease
ADT®	Diphtheria and Tetanus
H-B-Vax* II	Hepatitis B infection
PedvaxHIB*	Haemophilus influenzae B
Vaqta*	Hepatitis A infection
Varivax*	Varicella
Comvax*	Haemophilus influenzae B and Hepatitis B infection
Q-Vax®	Q-Fever
MMR*II	Measles, mumps and rubella
RotaTeq*	Rotavirus-induced gastroenteritis
Gardasil*	Cervical cancer

ANTI-INFECTIVES	FOR TREATMENT OF:
Flopen®	Severe staphylococcal infections
Moxacin®	Bacterial infections
Fucidin*	Bacterial infections
BenPen®	Bacterial infections

OTHER PRODUCTS	FOR TREATMENT OF:
Tramal*	Moderate to severe pain
Flomaxtra*	Benign prostatic hyperplasia
Antivenoms	Envenomation
Cervidil*	Complications during childbirth requiring induced labour
Modavigil*	Excessive daytime sleepiness in narcolepsy
Epi-Pen*	Severe allergic reactions
Daivonex*	Psoriasis
Daivobet*	Psoriasis

* See Trademark information on page 15


PRESCRIPTION ONLY MEDICINE

Northern and Southern Hemisphere markets. In 2005, we made up for an unexpected shortfall of influenza vaccine imports to Australia. CSL Biotherapies is well positioned to manufacture enough influenza vaccine to protect the Australian population in the event of a pandemic. Pandemics result from a new influenza variant that populations have not been exposed to previously, and can occur at any time.

During the year, we achieved encouraging results from initial clinical trials of our pandemic influenza vaccine based on the H5N1 avian virus. Further trials now targeting a broader age range will determine the optimum dosage and demonstrate safety.

CSL has manufactured influenza vaccine in Melbourne since 1968 and our branded influenza vaccines are marketed in 16 countries worldwide. We also provide bulk influenza vaccine to 24 countries.

Under a contract with the Australian Government, CSL also supplies 65% of the vaccine requirements for Australia's national program against influenza targeting people over 65 and Torres Straight Islanders over 50.

Our influenza vaccine manufacturing plant in Melbourne is the only one of its kind in the Southern Hemisphere and is Australia's first line of defence against this serious infectious disease. The new expansion of facilities will help meet the increasing global demand for seasonal influenza vaccines.

Trademarks

CSL, Bioplasma and ZLB are all trademarks of the CSL Group.

® Registered trademark of CSL Limited or its affiliates.

™ Trademark of CSL Limited or its affiliates.

* Trademarks of companies other than CSL and referred to in this Annual Report are listed below:

Merck & Co. Inc.	Comvax
	H-B-Vax II
	M-M-R II
	PedvaxHIB
	Pneumovax
	Vaqta
	Varivax
	RotaTeq
	Gardasil
Merck KGaA	Epi-Pen
Controlled Therapeutics (Scotland) Limited	Cervidil
Leo Pharmaceutical Products Limited AS	Daivonex
	Daivobet
	Fucidin
Yamanouchi Europe BV	Flomaxtra
Grünenthal GmbH	Tramal
Chiron SpA	Menjugate
Gencitro SA	Modavigil



CSL R&D scientists, Sonia Finotello and Tony Nguyen in our influenza vaccine seed preparation laboratory in Melbourne. During the year, CSL achieved encouraging results from initial clinical trials of our pandemic influenza vaccine based on the H5N1 avian virus.



Discussing some assay results on CSL influenza antigen are (from left) Karelle Rochecouste (Business Development), Maria Mylonas (Quality Control) and Darren Moulton (Quality Assurance). The successful expansion of international markets for our influenza vaccine this year required close cooperation across a range of skills from research and development, through production to regulatory affairs.

New Product Development

In June 2006, the US Food and Drug Administration (FDA) and Australia's Therapeutic Goods Administration granted approval to sell Gardasil – the world's first vaccine against cervical cancer.

Merck & Co. Inc., CSL's licensee for this novel quadrivalent recombinant vaccine, has also applied for licensing approval to regulatory authorities in a number of other countries.

The powerful result of more than 15 years collaborative work, Gardasil has potential to benefit millions of women. Cervical cancer is the second most prevalent cancer in women, typically affecting those aged 35 to 55, and causing close to 240,000 deaths globally each year. Gardasil is designed to prevent 70% of cervical cancers.

Cervical cancers are caused by human papillomavirus (HPV) infections. Professor Ian Frazer and his team at the University of Queensland made the crucial first breakthrough in 1991

Our Future Research and Development Focus

CSL is investing in the development of new protein-based medicines that can be purified from human plasma, made from traditional sources (as with our influenza vaccines), or be produced using recombinant biotechnology. The common feature is that all these approaches lead to powerful biological medicines for treating serious human diseases.

As the company has grown, CSL has continued to strengthen the focus of research and development activities on developing products that match our commercial capabilities.

CSL's research and development programs show our strong commitment to products made from human plasma, as with our range of liquid intravenous and subcutaneous immunoglobulins. We are also engaged in broadening both regulatory jurisdictions and clinical indications for specialty plasma products such as Zemaira® (alpha-1 antitrypsin inhibitor) and Berinert® P (C1-esterase inhibitor).

We continue to support market expansion for our Australian-manufactured influenza vaccines by seeking new international registrations. Another goal for us is to improve influenza vaccine efficacy, particularly in older people.

An increasing proportion of our research and development investment is being allocated to biotechnology projects, particularly for recombinant antibody medicines. A key longer-term objective is to build the skills and facilities that ensure we are capable of carrying out the clinical development of recombinant antibody candidates and following this through all the way to commercialisation.


GARDASIL
PRESCRIPTION ONLY MEDICINE

by discovering that the HPV capsid recombinant protein could self-assemble into virus-like particles (VLPs) which made production of a vaccine possible. Research continued in collaboration with CSL scientists from the early 1990s and with the support of Merck from 1995.

Extensive clinical trials carried out by Merck demonstrated Gardasil prevented 100% of all high-grade cervical pre-cancers and non-invasive cervical cancers associated with HPV types 16 and 18.

HPV types 6, 11, 16 and 18 in the vaccine are the most common types affecting the health of women, accounting for a significant proportion of abnormal pap tests. HPV types 16 and 18 account for close to 70 percent of cervical cancer cases and are linked to most deaths from this disease. HPV types 6 and 11 cause about 90 percent of genital warts infections.

Merck has exclusive global marketing rights for Gardasil vaccine. CSL has the distribution rights for Australia and New Zealand and will receive royalties from global sales.


GARDASIL
The World's first vaccine
indicated for cancer prevention.
Every day,

CSL Biotherapies Senior Brand Manager, Tonita Heard, will be closely involved in the Australian launch of Gardasil in August 2006. Merck & Co. Inc., our licensee for this vaccine, has exclusive global marketing rights. CSL has distribution rights for Australia and New Zealand and will receive royalties from Merck's sales.



Professor Ian Frazer and his team at the University of Queensland made the crucial breakthrough that led to a vaccine against cervical cancer.



Scientist Stirling Edwards was project leader of the CSL team involved in the collaborative work to develop Gardasil.

Our People, Our Communities

To succeed in the complex and challenging environment in which we operate, we rely on our people understanding and demonstrating CSL's Values of customer focus, innovation, integrity, collaboration and superior performance.

Our people continue to find innovative ways to integrate our Values with CSL's business. Management tools help demonstrate how to keep our Values alive, including the Values Road Map developed at CSL Bioplasma, the Values Journal in CSL Behring's US Commercial Operations group and an intranet based resource in Marburg. In several locations including Hong Kong and Lisbon, team-building activities have focused on the importance of living our Values alongside a clear understanding of business objectives.



CSL
our values
Customer Focus
Innovation
Integrity
Collaboration
Superior Performance
CSL Behring

Healthy Workplaces

All CSL businesses focus on creating and maintaining a safe and healthy work environment. Our Health, Safety and Environment Management System (HS&EMS) provides a structured approach to managing global risk and dealing effectively with occupational health, safety and environmental issues. Our system meets international occupational safety and health management standards (OHSAS 18001). Our safety specialists collaborate to ensure understanding of, and compliance with, our HS&EMS. The focus is on both prevention and remediation of issues via ongoing training and internal and external audits.

We recognise the importance of healthy life styles and a positive work–life balance. Alongside ongoing education sessions, we promote a range of well-being initiatives such as bike riding groups, triathlon teams, yoga classes and seated massage. We help strengthen our sense of community by bringing our people together to celebrate project milestones and other significant events.

7,500 People with Great Ideas

An exceptionally high 77% of our 7,500 employees, across 26 countries, responded to the Global Employee Opinion Survey in December 2005. Over 83% of those who responded are proud to work for CSL and 81% agree that their manager listens to their ideas and opinions. Opportunities for improvement include the need to further recognise the achievements of our people and to concentrate on organisational cohesion. Local improvement initiatives are being developed within work areas based on their specific results.



Working together on project timelines in Marburg are Senior Project Management team (from left) Dr Martin Vey, Ulrike Friebertshauser, Mark Ruppersberg and Dr Heiko Volpel.



Two generations at CSL Behring: Intellectual Property Director, Dr Hugo Pfeil, with daughter Mirja, a legal student who spent time as a trainee in the Marburg Legal Department this year.



Jessica and her son at an event in King of Prussia that marked the 20th anniversary of the US launch of Humate-P. Both mother and son receive treatment for Von Willebrand disease.

Our People, Our Communities continued

Sharing Knowledge Effectively

How we select, interpret and apply knowledge to our work is crucial to our success. We have many ways of promoting more effective communication and knowledge sharing via work planning discussions, team meetings, town hall meetings, the intranet and regular newsletters.

We invest in technological improvements to expedite the transfer of knowledge within the organisation. For example, cross-functional teams have streamlined data management to improve our supply and value chains. Likewise, a new Digital Media Management system provides a single point of access for company images, documents and product materials.

Contributing to Our Communities

To inform our business planning, we seek to understand the cares, concerns, motivations and needs of our stakeholders through surveys, patient group forums, sales conventions, industry conferences and research symposia.

Patients and plasma donors are a source of inspiration and help us understand the positive difference our work makes to people's lives.

Many employees including those in our large manufacturing sites have had the chance to listen directly to stories from patients with serious medical conditions.

Product donations in emergency situations is a hallmark of the way we meet our corporate social responsibilities. Other long-standing programs dedicated to improving patient care include disease awareness education and collaboration with patient advocacy organisations. CSL works pro-actively with government and community organisations to ensure the company plays a positive role in the communities in which we live. We provide charitable contributions in support of local organisations and support employee volunteer activities.

CSL contributes to scientific education by providing scholarships and grants to universities. Many of our professionals are also involved in post-graduate teaching and mentoring and we welcome school site visits.

Learning and Leadership

To maintain a competitive advantage by increasing our adaptability and resilience, we are implementing effective approaches to learning online, in work teams and on the job. Our learning is focused on knowing what we do well and enabling our people to continue to be successful.

We know that our relationships with each other, our customers and partners are as important as our systems and processes. With work often being done by virtual teams, we are developing our skills to build effective working relationships across cultural and geographical boundaries.

Our leaders energise people to make continuous learning a reality. Challenging our leaders to communicate a compelling vision and clear statement of how we are going to be successful is a feature of our leadership programs. Tools for 360-degree feedback, internal mentoring and external coaching are improving the leadership capability of our managers.

CSL Group Employees by Region



Australia and New Zealand 21%
Germany 18%
Other 9%
Switzerland 10%
USA 42%



CSL Bioplasma Emergency Response Group members (from left) Morris Esposito, Mark Amos and Simon Trease on a training exercise with their new vehicle.



Supported by the on-site Bike Users Group and encouraged by CSL, an increasing number of employees at Parkville in Melbourne cycle to work including (from left) Mary Walker, Geoff Lewis, Carlos Krepelka, Sam Stranreio, Phuong Tang, Cameron Cook and James Thyer.



Albumin Manager, Anthony Manovella, taking part in a Careers Day at CSL Bioplasma's manufacturing facility with (from left) Thomas Anderson, Michael Pell, Ashley Haslam and Callum Lippiatt.



Vohn Dumdumaya receives his prize from Corey and Perry Parker at the golf and baseball Junior National Championship presented by the National Hemophilia Foundation and CSL Behring. This annual event encourages kids with bleeding disorders to get active and stay fit.

Corey (left) was a professional baseball player, and is Manager of Coagulation Products in Southern California. Perry is a golf professional. Both Corey and Perry have Hemophilia A.



The Head of Solution Development in Bern, Andre Strahm with Joyce Ercolino, Associate Director of eStrategy in King of Prussia, training to use a web site content management system to be introduced worldwide.

Directors' Profiles



PETER WADE *Chairman* — DR BRIAN McNAMEE *Chief Executive Officer and Managing Director* — ELIZABETH ALEXANDER



TONY CIPA *Finance Director* — JOHN AKEHURST — IAN RENARD



MAURICE RENSHAW — KENNETH ROBERTS — JOHN SHINE



DAVID SIMPSON — ARTHUR WEBSTER

PETER H WADE, FCPA, FAICD - (age 72)
Finance, Management (resident in Victoria).
Chairman

Mr Wade was elected to the CSL Board in 1994 and became Chairman in 1999. He had previously served CSL as a Commissioner and Director from 1985 to 1993 including a period as Acting Chairman during 1988. Mr Wade was formerly a Director of Tabcorp Holdings Limited and Managing Director, North Limited. Mr Wade will be retiring from the Board on 30 September 2006.

ELIZABETH A ALEXANDER, AM, BCom, FCPA, FCA, FAICD - (age 63)
Finance and Risk Management (resident in Victoria).

Miss Alexander was appointed to the CSL Board in July 1991 and will become Chairman on 1 October 2006. She is a Director of Boral Limited and D.B. RREEF. She is a Member of the Takeovers Panel, Deputy Chairman of the Financial Reporting Council and past National President of the Australian Society of Certified Practising Accountants and of the Australian Institute of Company Directors. She is Chairman of the Board of Advice to the Salvation Army (Southern Command), is Deputy Chairman of the Winston Churchill Fellowship Trust and Chairman of the Finance Committee of Melbourne University. Miss Alexander was Chairman of the Audit and Risk Management Committee and will remain a Member of the Committee when she becomes Chairman of the Board.

BRIAN A MCNAMEE, MB, BS, FAICD - (age 49)
Pharmaceutical Industry, Medicine (resident in Victoria).
Chief Executive Officer and Managing Director

Dr McNamee was appointed to the CSL Board in 1990 and is the Chief Executive Officer and Managing Director. He is a Director of the Peter MacCallum Cancer Foundation Ltd and Gen-Probe Inc, a US company. Dr McNamee completed Bachelor of Medicine and Bachelor of Surgery Degrees at the University of Melbourne in 1979.

ANTONI M CIPA, B.Bus (Acc), Grad.Dip (Acc), CPA, ACIS - (age 51)
Finance (resident in Victoria).
Finance Director

Mr Cipa was appointed to the CSL Board as Finance Director in August 2000. Mr Cipa commenced his employment at CSL in 1990 as Finance Manager. He was instrumental in the float of the Company in 1994 at which time he was appointed Chief Financial Officer.

JOHN AKEHURST, MA (Oxon), FIMechE - (age 57)
Engineering, Management (resident in Western Australia).

Mr Akehurst was appointed to the CSL Board in April 2004. After graduating in Engineering from Oxford University, he has had 30 years' experience in the international hydrocarbon industry, most recently as Managing Director and CEO of Woodside Petroleum Ltd. Prior to this, he held a number of engineering and management positions with the Royal Dutch/Shell Group of Companies.

Mr Akehurst is a Director of Alinta Limited and of Coogee Resources Limited. He is Chairman of Indigo Energy Ltd, a Director of Biostarch Technologies Ltd and a former Director of Oil Search Limited. He is also a Director of the University of Western Australia Business School and of Youth Focus, a charitable organisation dedicated to the prevention of youth suicide. Mr Akehurst is a Member of the Human Resources Committee.

IAN A RENARD, BA, LLM, FAICD - (age 60)
Law (resident in Victoria).

Mr Renard was appointed to the CSL Board in August 1998. For many years he practised in company and commercial law. He was a Director of Newcrest Mining Limited up until September 2006, and is a Director of Hillview Quarries Pty Ltd, SP Australia Networks (Distribution) Ltd and SP Australia Networks (Transmission) Ltd. Mr Renard is Chancellor of the University of Melbourne. Mr Renard is a Member of the Audit and Risk Management Committee.

MAURICE A RENSHAW, B.Pharm. - (age 59)
International Pharmaceutical Industry (resident in NSW).

Mr Renshaw was appointed to the CSL Board in July 2004. Formerly, he was Vice-President of Pfizer Inc, Executive Vice-President, Pfizer Global Consumer Group and President of Pfizer's Global Consumer Healthcare Division. Prior to his positions in Pfizer, Mr Renshaw was Vice-President of Warner Lambert Co. and President of Parke-Davis USA. Mr Renshaw has had more than thirty years experience in the international pharmaceutical industry. Mr Renshaw was a Member of the Audit and Risk Management Committee and is a Member of the Human Resources Committee.

KENNETH J ROBERTS, AM, FRACP (Hon), BEc, FCPA, FAIM, FAICD. - (age 68)
International Pharmaceutical Industry, Management, Marketing, Human Resources (resident in NSW).

Mr Roberts was appointed to the CSL Board in February 1996. Formerly, he was Chairman and Managing Director of Wellcome Australasia and Director of Marketing Development for the Wellcome worldwide group.

Mr Roberts is Chairman of the Royal Australasian College of Physicians Research and Education Foundation and Start-up Australia Pty Ltd. He is also Chairman of the Boards of the Australian Genome Research Facility Ltd and the Australian Phenomics Facility and Deputy Chairman of IMB Com Pty Ltd, the University of Queensland's biotechnology transfer company. Mr Roberts is Chairman of the Human Resources Committee.

JOHN SHINE, AO, FAA - (Age 60)
Pharmaceutical Industry, Medicine (resident in NSW).

Professor Shine was appointed to the CSL Board in June 2006. He is Executive Director of the Garvan Institute of Medical Research and a Board Member of the Garvan Research Foundation. He is Professor of Molecular Biology and Professor of Medicine at the University of NSW, and a Director of many scientific research and medical bodies throughout Australia. Professor Shine was also Chairman of the National Health and Medical Research Council (NHMRC) and a Member of the Prime Minister's Science, Engineering and Innovation Council (PMSEIC) up to 30 June 2006.

DAVID J SIMPSON, FCPA - (Age 66)
Finance and Management (resident in Victoria).

Mr Simpson is the non-executive Chairman of Aristocrat Leisure Limited and a Director of the Lighthouse Foundation. For many years, Mr Simpson was Finance Director of Tabcorp Holdings Limited and before that Executive General Manager Finance of Southcorp Holdings Ltd. He will become Chairman of the Audit and Risk Management Committee when Miss Alexander takes up the role of Chairman of the Board.

ARTHUR C WEBSTER, BVSc, DipBact (Lond) - (age 62)
Animal Health Industry, Commerce (resident in NSW).

Dr Webster was appointed to the CSL Board in March 1998. He is Chairman of four private Australian companies. He is a Council Member of both the Postgraduate Foundation in Veterinary Science and the Veterinary Science Foundation, University of Sydney. Dr Webster was formerly Technical Director then Managing Director of the animal health company, Cyanamid Webster Pty Ltd, and a Member of the Board of Governors, University of Western Sydney. Dr Webster is a Member of the Human Resources Committee.

PETER R TURVEY, BA/LLB, MAICD
Company Secretary

Executive Management Group



DR BRIAN McNAMEE
Chief Executive Officer and Managing Director



TONY CIPA
Finance Director



PETER TURVEY
Company Secretary and General Counsel



PETER TURNER
President CSL Behring



TOM GIARLA
President, Asia Pacific CSL Bioplasma



COLIN ARMIT
President CSL Biotherapies



DR ANDREW CUTHBERTSON
Chief Scientific Officer



ALISON VON BIBRA
General Manager Human Resources


Controlled
Entities

CSL LIMITED

CSL Limited, based in Melbourne, Australia, is a public company listed on the Australian Stock Exchange and parent company of the CSL Group. The Company manufactures plasma products, human vaccines and antivenoms.

CSL Biotherapies Pty Ltd is responsible for vaccines and pharmaceuticals in Australia, and global sales of influenza vaccines.

CSL (New Zealand) Limited in Auckland is the New Zealand marketing arm for CSL Bioplasma (plasma products) and CSL Biotherapies (vaccines and pharmaceutical products).

Cervax Pty Ltd was formed for a specific research and development project.

Iscotec AB has technology to enhance the immune response to vaccines.

CSL International Pty Ltd is a holding company for the international operations of the CSL Group.

MA888 SEP is a partnership formed to allow CSL access to benefits arising from commercialisation of the MA888 patent for recombinant Factor VIII.

CSL Finance Pty Ltd raises debt funding for the CSL Group.

ZLB Behring Asia Pacific Ltd, ZLB Behring SA and **ZLB Behring UK Limited** are sales and marketing companies for plasma products manufactured by the CSL Group.

CSL Biotherapies Asia/Pacific Limited is the Hong Kong sales and marketing arm for influenza vaccines manufactured by CSL Biotherapies Pty Ltd.

ZLB Behring Holdings Ltd holds product licences for the CSL Group.

CSL Denmark ApS is a holding company for European subsidiaries of the CSL Group (also known as ZLB Behring ApS).

CSL UK Holdings Limited is a holding company for the UK operations of the CSL Group.

ZLB Behring AG manufactures plasma products in Bern, Switzerland.

ZLB Bioplasma UK Limited and **ZLB GmbH** were previously sales and marketing companies for products manufactured by ZLB Behring AG, and now hold product registrations for the CSL Group.

ZLB Holdings Inc. is a holding company for ZLB Behring LLC *(see details this page).*

ZLB Behring Holdings GmbH is a holding company for ZLB Behring Holdings KG *(see details this page).*

ZLB HOLDINGS INC.

ZLB Holdings Inc. and **ZLB Bioplasma HK Limited** are holding companies for ZLB Behring LLC.

ZLB Behring LLC manufactures products in Kankakee, Illinois and owns the following sales and marketing operations: **ZLB Behring Brazil Ltda** (Sao Paulo - Brazil), **ZLB Behring KK** (Tokyo - Japan), **ZLB Behring SA de CV** (Mexico City - Mexico), **ZLB Behring SA** (Paris - France) and **ZLB Behring Canada Inc.** (Ottowa - Canada).

Business operations also include **CSL Biotherapies GmbH**, holding German product licences, **ZLB Sales Force Inc.** which employs the US sales force, and **ZLB Foundation**, a charitable foundation.

ZLB Bioplasma Inc. owns and operates ZLB Plasma Services in the US.

CSL Biotherapies Inc is the US marketing arm for influenza vaccines manufactured by CSL Limited.

ZLB BEHRING HOLDINGS GMBH

ZLB Behring Holdings GmbH is a holding company for ZLB Behring Holdings KG.

ZLB Behring Holdings KG is a holding company for the European businesses of the CSL Group including the following sales and marketing operations: **ZLB Behring (Schweiz) AG** (Zurich - Switzerland), **ZLB Behring SpA** (Milan - Italy), **ZLB Behring SA** (Barcelona - Spain), **ZLB Behring Lda** (Lisbon - Portugal), **ZLB Behring GmbH** (Vienna - Austria), **ZLB Behring NV** (Brussels - Belgium), **ZLB Behring AB** (Stockholm - Sweden), and **ZLB Behring MEPE** (Kryoneri - Greece).

Company operations also include **ZLB Behring GmbH**, a plasma products manufacturer in Marburg, Germany and **ZLB Plasma Services GmbH**, a plasma collection business in Germany.

Controlled Entities continued



CSL Limited
Australia
CSL New Zealand Limited
New Zealand
CSL Biotherapies Pty Ltd
Australia
CSL International Pty Ltd
Australia
Cervax Pty Ltd
Australia
Iscotec AB
Sweden
MA889 SEP
France
CSL Finance Pty Ltd
Australia
ZLB Behring Asia Pacific Ltd
Hong Kong
CSL Biotherapies Asia Pacific Ltd
Hong Kong
CSL Denmark ApS
Denmark
ZLB Behring SA
Argentina
ZLB Holdings Inc
USA
ZLB Behring Holdings GmbH
Germany
ZLB Behring Holdings Ltd
UK
CSL UK Holdings Ltd
UK
ZLB Behring AG
Switzerland
ZLB Behring UK Ltd
UK
ZLB Bioplasma UK Limited
UK
ZLB GmbH
Germany


ZLB Holdings Inc
USA
ZLB Bioplasma HK Limited
Hong Kong
CSL Biotherapies Inc
USA
ZLB Behring LLC
USA
ZLB Sales Force Inc
USA
ZLB Behring KK
Japan
ZLB Behring Brazil Ltda
Brazil
ZLB Behring SA
France
ZLB Foundation
USA
ZLB Bioplasma Inc
USA
ZLB Behring SA de CV
Mexico
CSL Biotherapies GmbH
Germany
ZLB Behring Canada Inc
Canada


ZLB Behring Holdings GmbH
Germany
ZLB Behring Holdings KG
Germany
ZLB Plasma Services GmbH
Germany
ZLB Behring GmbH
Germany
ZLB Behring (Schweiz) AG
Switzerland
ZLB Behring GmbH
Austria
ZLB Behring SA
Spain
ZLB Behring AB
Sweden
ZLB Behring SpA
Italy
ZLB Behring NV
Belgium
ZLB Behring Lda
Portugal
ZLB Behring MEPE
Greece

The CSL Group Business Operations


MARBURG
Germany
CSL Behring
R&D and Manufacturing
SCHWALMSTADT
Germany
ZLB Plasma Services
EU Logistics Centre
BERN
Switzerland
CSL Behring
R&D, Manufacturing,
Sales and Distribution
GOETTINGEN
Germany
ZLB Plasma Services
Testing Laboratory
KANKAKEE
USA
CSL Behring
R&D and
Manufacturing
KING OF PRUSSIA
USA
CSL Behring
Administration, R&D,
Sales and Distribution
CSL Biotherapies
Sales and Marketing
KNOXVILLE
USA
ZLB Plasma Services
Testing Laboratory
INDIANAPOLIS
USA
ZLB Plasma Services
Logistics Centre
BOCA RATON
USA
ZLB Plasma Services
Administration
MELBOURNE
Australia
PARKVILLE
CSL Limited
Group Head Office, R&D
CSL Biotherapies
Manufacturing, Sales,
Warehousing and Distribution
BROADMEADOWS
CSL Bioplasma
R&D, Manufacturing,
Sales and Distribution
KEY
Regional Sales
and Distribution

The CSL Group: CSL Behring incorporating ZLB Plasma Services, CSL Bioplasma, and CSL Biotherapies.

CSL has more than 7,500 employees working in 26 countries.



CSL LIMITED

CSL Group Head Office: Melbourne, Australia

Melbourne	Australia	Corporate, R&D

CSL BIOTHERAPIES

Business: Vaccines and pharmaceuticals in Australia, and global sales and marketing of Influenza vaccines

Melbourne	Australia	Sales, Manufacturing Warehousing and Distribution
Sydney	Australia	Warehousing and Distribution
Brisbane	Australia	
Adelaide	Australia	
Perth	Australia	
Auckland	New Zealand	Sales, Marketing
King of Prussia	USA	Sales, Marketing
Hong Kong	China	Sales, Marketing

CSL BIOPLASMA

Business: Immunoglobulins, Albumin, Coagulation and Wound Healing Therapies, Blood Diagnostics

Melbourne	Australia	R&D, Manufacturing Sales, Distribution
Sydney	Australia	Warehousing and Distribution
Brisbane	Australia	
Adelaide	Australia	
Perth	Australia	
Auckland	New Zealand	Sales and Distribution
Hong Kong	China	
Beijing	China	
Chengdu	China	
Shanghai	China	
Guangzhou	China	

CSL BEHRING

Business: Immunoglobulins, Albumin, Coagulation and Wound Healing Therapies, Pulmonary Disease Treatments

King of Prussia	USA	Administration, R&D Sales, Distribution
Bern	Switzerland	R&D, Manufacturing, Sales, Distribution
Marburg	Germany	R&D, Manufacturing
Kankakee	USA	R&D, Manufacturing
Ottawa	Canada	Regional Sales and Distribution
Mexico City	Mexico	
Sao Paulo	Brazil	
Buenos Aires	Argentina	
Haywards Heath	UK	
Leuven	Belgium	
Paris	France	
Lisbon	Portugal	
Barcelona	Spain	
Copenhagen	Denmark	
Stockholm	Sweden	
Hattersheim	Germany	
Vienna	Austria	
Milan	Italy	
Zurich	Switzerland	
Kryoneri	Greece	
Tokyo	Japan	

ZLB PLASMA SERVICES

Business: Plasma Collection and Testing

Boca Raton	USA	Administration
Knoxville	USA	Testing Laboratory
Indianapolis	USA	Logistics Centre
Goettingen	Germany	Testing Laboratory
Schwalmstadt	Germany	EU Logistics Centre

Plus 65 Plasma Collection Centres in the USA and 8 Plasma Collection Centres in Germany

Share Information

CSL Limited
Issued Capital: Ordinary shares:
181,889,019 as at 30 June 2006

Details of Incorporation

CSL's activities were carried on within the Commonwealth Department of Health until the Commonwealth Serum Laboratories Commission was formed as a statutory corporation under the Commonwealth Serum Laboratories Act 1961 (Cth) [the CSL Act] on 2 November 1961. On 1 April 1991, the Corporation was converted to a public company limited by shares under the Corporations Law of the Australian Capital Territory and it was renamed Commonwealth Serum Laboratories Limited. These changes were brought into effect by the Commonwealth Serum Laboratories (Conversion into Public Company) Act 1990 (Cth). On 7 October 1991, the name of the Company was changed to CSL Limited. The Commonwealth divested all of its shares by public float on 3 June 1994.

The CSL Sale Act 1993 (Cth) amends the CSL Act to impose certain restrictions on the voting rights of persons having significant foreign shareholdings, and certain restrictions on the Company itself.

CSL ordinary shares have been traded on the Australian Stock Exchange since 30 May 1994. Melbourne is the Home Exchange.

Substantial Shareholders

See page 31 of this Annual Report.

Voting Rights

At a general meeting, subject to restrictions imposed on significant foreign shareholders and some other minor exceptions, on a show of hands each shareholder present has one vote. On a poll, each shareholder present has one vote for each fully paid share held in person or by proxy.

In accordance with the CSL Act, CSL's Constitution provides that the votes attaching to significant foreign shareholdings are not to be counted when they pertain to the appointment, removal or replacement of more than one-third of the directors of CSL who hold office at any particular time. A significant foreign shareholding is one where a foreign person has a relevant interest in 5% or more of CSL's voting shares.

Significant Foreign Shareholdings

As at 30 June 2006, Barclays Global Investors Australia Limited is considered a significant foreign shareholder representing the interests of the Barclays Group.

DISTRIBUTION OF SHAREHOLDINGS AS AT 30 JUNE 2006

Range	Holders	Shares	% Total Shares
1 - 1,000	34,036	14,775,776	8.12
1,001 - 5,000	15,753	31,121,873	17.11
5,001 - 10,000	867	5,817,423	3.20
10,001 - 100,000	379	8,740,305	4.81
100,001 and over	54	121,433,642	66.76
Total Shareholders	**51,079**	**181,889,019**	**100.00**
Number of shareholders with less than a marketable parcel of 10 shares (based on the share price of 30 June 2006)	290	1,236	



Shareholder Information

CSL'S TWENTY LARGEST SHAREHOLDERS AS AT 30 JUNE 2006

Shareholder	Account	Shares	%Total Shares
1 Chase Manhattan Nominees		31,465,872	17.30
2 Westpac Custodian Nominees		21,403,455	11.77
3 National Nominees Limited		21,021,781	11.56
4 ANZ Nominees Limited	Cash Income A/c	9,092,044	5.00
5 Citicorp Nominees Pty Limited		7,635,381	4.20
6 Cogent Nominees Pty Limited		3,594,779	1.98
7 Queensland Investment Corporation		3,476,052	1.91
8 Citicorp Nominees Pty Limited	CFS WSLE Imputation Fund A/c	2,549,923	1.40
9 AMP Life Limited		2,156,174	1.19
10 Citicorp Nominees Pty Limited	CFS Imputation Fund A/c	1,714,429	0.94
11 HSBC Custody Nominees (Australia) Limited		1,403,676	0.77
12 Citicorp Nominees Pty Limited	CFS WSLE Geared Share Fund A/c	1,386,881	0.76
13 Citicorp Nominees Pty Limited	CFS WSLE Aust Share Fund A/c	1,341,621	0.74
14 Cogent Nominees Pty Limited	SMP Accounts	1,279,323	0.70
15 Citicorp Nominees Pty Limited	CFS WSLE Industrial Share A/c	1,073,070	0.59
16 Suncorp Custodian Services Pty Limited	AET	926,600	0.51
17 IAG Nominees Pty Limited		878,767	0.48
18 Perpetual Trustee Company Ltd		643,029	0.35
19 UBS Nominees Pty Limited		574,477	0.32
20 Westpac Financial Services Limited		514,184	0.28
In addition, substantial shareholding notices have been received from:			
Commonwealth Bank of Australia		10,507,860	5.81
Barclays Global Investors Australia Limited		9,389,319	5.19

Share Registry

Computershare Investor Services Pty Limited
Yarra Falls, 452 Johnston Street Abbotsford VIC 3067
Postal Address: GPO Box 2975 Melbourne VIC 3001

Enquiries within Australia: 1800 646 882
Enquiries outside Australia: 61 3 9415 4000
Investor enquiries facsimile: 61 3 9473 2500
Website: www.computershare.com.au
Email: web.queries@computershare.com.au

Shareholders with enquiries should telephone or write to the Share Registry at the above address.

Separate shareholdings may be consolidated by advice to the Share Registry in writing.

Change of address should be notified to the Share Registry in writing without delay. Shareholders who are broker sponsored on the CHESS sub-register must notify their sponsoring broker of a change of address.

Direct payment of dividends into a nominated account may be arranged with the Share Registry. Shareholders are encouraged to use this option by writing to the Share Registry with particulars.

The Annual Report is produced for your information. However, should you receive more than one or wish to be removed from the mailing list for the Annual Report, please advise the Share Registry. You will continue to receive Notices of Meeting and Proxy.

The Annual General Meeting will be held at the Function Centre, National Tennis Centre, Melbourne Park, Batman Avenue, Melbourne at 10:00am on Wednesday 18 October 2006. There is a public car park adjacent to the Function Centre which will be available to shareholders at no charge.

Help us to help the environment with eTree

As a participating member of eTree, CSL Limited is proud to support this environmental initiative encouraging shareholders to receive all their shareholder communications electronically. You can help reduce paper waste and company costs by electing to receive all your CSL shareholder information (including the Annual Report) online. For every email address registered at www.eTree.com.au/csl, two dollars will be donated to Landcare Australia on your behalf to support native reafforestation and restoration projects in the State or Territory in which you reside. With your support, CSL is already helping to facilitate the planting of more than 22,000 native trees across Australia and New Zealand. Your effort goes a long way towards building a more sustainable future. We also encourage you to visit eTree if your email address has changed and you need to update it. For every updated registration, a one dollar donation will be made to Landcare Australia.

You will need your shareholder reference number (SRN) or Holder Identification Number (HIN) to register.

SHAREHOLDERS AS AT 30 JUNE 2006

	Shareholders	Shares
Australian Capital Territory	1,120	1,040,317
New South Wales	12,838	82,748,062
Northern Territory	157	104,693
Queensland	7,322	12,499,432
South Australia	3,068	3,650,869
Tasmania	748	699,908
Victoria	21,037	76,621,433
Western Australia	3,243	3,133,887
International Shareholders	1,546	1,390,518
Total Shareholders	**51,079**	**181,889,019**

Corporate Governance



This statement outlines the Company's principal corporate governance practices in place during the year.

1. THE BOARD OF DIRECTORS

1.1 The Board Charter

The Board has a formal charter documenting its membership, operating procedures and the apportionment of responsibilities between the Board and management.

The Board is responsible for oversight of the management of the Company and providing strategic direction. It monitors operational and financial performance, human resources policies and practices and approves the Company's budgets and business plans. It is also responsible for overseeing the Company's risk management, financial reporting and compliance framework.

The Board has delegated the day-to-day management of the Company and the implementation of approved business plans and strategies to the Managing Director, who in turn may further delegate to senior management. In addition, a detailed authorisations policy sets out the decision-making powers which may be exercised at various levels of management.

The Board has delegated specific authority to four Board committees that assist it in discharging its responsibilities by examining various issues and making recommendations to the Board. Those committees are the Audit and Risk Management Committee, the Human Resources Committee, the Nomination Committee and the Securities and Market Disclosure Committee. Each committee is governed by a charter setting out its composition and responsibilities. A description of each committee and their responsibilities are set out below. The Board also delegates specific responsibilities to ad hoc committees from time to time.

The Board charter sets guidelines as to the desired term of service of non-executive directors. Board appointees should be available to serve for at least 8 years. Prior to re-election the Board must review the performance of such director. In the event that such performance is considered less than adequate, the Board may decide that it will not support the re-election of such director.

Directors are entitled to access independent professional advice at the Company's expense to assist them in fulfilling their responsibilities. To do so, a director must first obtain the approval of the Chairman. The director should inform the Chairman of the reason for seeking the advice, the name of the person from whom the advice is to be sought, and the estimated cost of the advice. Professional advice obtained in this way is made available to the whole Board.

1.2 Composition of the Board

Throughout the year there were either nine or ten directors on the Board. (Professor John Shine was appointed to the Board in June 2006). Mr David Simpson has since also been appointed. Two of the Directors – the Managing Director and the Finance Director – are executive directors. The Board charter provides that a majority of directors should be independent. No director acts as a nominee or representative of any particular shareholder. A profile of each current director, including details of their skills, expertise, relevant experience, term of office and Board committee memberships can be found on pages 22 and 23 of this Report.

As announced by Peter Wade at the 2005 Annual General Meeting, he intends to retire from the Board prior to the 2006 Annual General Meeting and Elizabeth Alexander will take over as Chairman of the Board effective from the 2006 Annual General Meeting.

The Chairman of the Board is an independent, non-executive director. He is responsible for leadership of the Board, for ensuring that the Board functions effectively, and for communicating the views of the Board to the public. The Chairman sets the agenda for Board meetings and manages their conduct and facilitates open and constructive communication between the Board, management, and the public.

1.3 Independence

The Board has determined that all of its non-executive directors are independent, and were independent for the duration of the reporting period.

All CSL directors are aware of, and adhere to, their obligation under the Corporations Act 2001 to disclose to the Board any interests or relationships that they or any associate of theirs may have in a matter that relates to the affairs of the Company, and any other matter that may affect their independence. As required by law, details of related party dealings are set out in full in note 27 to the Company's financial statements. All directors have agreed to give the company notice of changes to their relevant interests in Company shares within five days to enable both them and the Company to comply with the Australian Stock Exchange (ASX) Listing Rules. If a potential conflict of interests exists on a matter before the Board then (unless the remaining directors determine otherwise), the director concerned does not receive the relevant briefing papers, and takes no part in the Board's consideration of the matter nor exercises any influence over other members of the Board.

In addition to considering issues that may arise from disclosure by directors from time to time under these obligations, the Board makes an annual assessment of each non-executive director to determine whether it considers the director to be independent. The Board considers that an independent director is a director who is independent of management and free of any business or other relationship that could, or could reasonably be perceived to, materially interfere with the exercise of their unfettered and independent judgment.

Information about any such interests or relationships, including any related financial or other details, is assessed by the Board to determine whether the relationship could, or could reasonably be perceived to, materially interfere with the exercise of a director's unfettered and independent judgment. As part of this process the Board takes into account a range of relevant matters including:

- information contained in specific disclosures made by directors pursuant to their obligations under the Board charter and the Corporations Act;
- any past employment relationship between the director and the Company;
- any shareholding the director or any of his or her associates may have in the Company;
- any association or former association the director may have with a professional adviser or consultant to the Company;
- any other related party transactions whether as a supplier or customer of the Company or as party to a contract with the Company other than as a director of the Company;
- any other directorships held by the director; and
- any family or other relationships a director may have with another person having a relevant relationship or interest.

In determining whether an interest or relationship is considered to interfere with a director's independence, the Board has regard to the materiality of the interest or relationship. For this purpose, the Board adopts a conservative approach to materiality consistent with Australian accounting standards. If a director has a current or former association with a supplier, professional adviser or consultant to the CSL Group, that supplier, adviser or consultant will be considered material:

- from the Company's point of view, if the annual amount payable by the CSL Group to the supplier, adviser or consultant exceeds 5% of the consolidated expenses of the CSL Group; and
- from the director's point of view, if that amount exceeds 5% of the supplier's, adviser's or consultant's total revenues.

Similarly, a customer of the CSL Group would be considered material for this purpose from the Company's point of view if the annual amount received by the CSL Group from the customer exceeds 5% of the consolidated revenue of the CSL Group, and from the director's point of view if that amount exceeds 5% of the customer's total expenses.

In addition to assessing the relationship in a quantitative sense, the Board also considers qualitative factors, such as the nature of the goods or services supplied, the period since the director ceased to be associated and their general subjective assessment of the director.



1.4 Nomination Committee

The functions and responsibilities of the Nomination Committee are documented in a formal charter approved by the Board. Currently all members of the Board sit as the Nomination Committee, and the Committee is chaired by the Board Chairman.

The Committee is responsible for reviewing the Board's membership and making recommendations on any new appointments. The Committee is also responsible for:

- setting and following the procedure for the selection of new directors for nomination;
- conducting regular reviews of the Board's succession plans to enable it to maintain an appropriate mix of skills and experience;
- regularly reviewing the membership of Board committees; and
- conducting annual performance reviews of the Board, individual directors, and the Board committees.

Information about meetings held during the year, and individual directors' attendance at these meetings, can be found on page 40.

1.5 Director Appointments

Professor John Shine and Mr David Simpson were new directors appointed to the Board since the last Annual General Meeting and, in accordance with the Company's Constitution, they will be seeking to be elected at the 2006 annual general meeting. Messrs Ian Renard, Ken Roberts and Peter Wade were each re-elected as directors at the 2005 Annual General Meeting.

Before their nomination for election or re-election, it is the Company's policy to ask directors to acknowledge to the Board that they have sufficient time to meet the Company's expectations of them. The Board requires that all of its members devote the time necessary to ensure that their contribution to the Company is of the highest possible quality. The Board charter sets out procedures for the removal of a director whose contribution is found to be inadequate.

1.6 Performance Evaluation

As mentioned above, the Board (as the Nomination Committee) meets annually to review its own performance. The Chairman also holds discussions with individual directors to facilitate peer review. The non-executive directors are responsible for evaluating the performance of the Managing Director, who in turn evaluates the performance of all other senior executives. These evaluations are based on specific criteria including the Company's business performance, whether the long term strategic objectives are being achieved and the achievement of individual performance objectives.

In addition to the briefing papers, agenda and related information regularly supplied to directors, the Board has an ongoing education program designed to give directors further insight into the operation of the Company's business. As part of this program, directors have the opportunity to visit Company facilities and attend meetings and information sessions with employees.

2. AUDIT AND RISK MANAGEMENT

2.1 Integrity in Financial Reporting and Regulatory Compliance

The Board is committed to ensuring the integrity and quality of its financial reporting, risk management and compliance systems.

Prior to giving their director's declaration in respect of the annual and half-year financial statements, the Board requires the Managing Director and the Finance Director to sign written declarations to the Board that:

- The financial statements and associated Notes comply with AIFRS Accounting Standards as required by the Corporations Act 2001, the Corporations Regulation 2001 and the CSL Group Accounting Policies.
- The financial statements and associated Notes give a true and fair view of the financial position as at 30 June 2006 and performance of the Company for the year then ended as required by the Corporations Act 2001.
- In their opinion there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.
- They have established and maintained an adequate risk management and internal compliance and control system to facilitate the preparation of a reliable financial report which in all material respects implement the policies adopted by the Board of Directors and the Statements made above are based on that system.

2.2 Audit and Risk Management Committee

The Audit and Risk Management Committee is responsible for assisting the Board in fulfilling its financial reporting, risk management and compliance responsibilities. The functions and responsibilities of the Committee are set out in a charter. Broadly, the Committee is responsible for:

- overseeing the Company's system of financial reporting and safeguarding its integrity;
- overseeing risk management and compliance systems and the internal control framework;
- monitoring the activities and effectiveness of the internal audit function;
- monitoring the activities and performance of the external auditor and coordinating its operation with the internal audit function; and
- providing full reports to the Board on all matters relevant to the Committee's responsibilities.

The roles and responsibilities of the Committee are reviewed annually.

The Committee currently comprises three independent non-executive directors. Details of the Committee's current members, including their qualifications and experience, are set out in the directors' profiles on pages 22 and 23 of this Report. The Committee charter provides that a majority of the Committee must be independent directors, and that the Committee Chair must be an independent director who is not also Chairman of the Board. Executive directors may not be members of the Committee. Members are chosen having regard to their qualifications and training to ensure that each is capable of considering and contributing to the matters for which the Committee is responsible.

The Committee meets at least four times a year, and senior executives and internal and external auditors frequently attend meetings on invitation by the Committee. The Committee holds regular meetings with both the internal and external auditors without management or executive directors present. Details of Committee meetings held during the year and individual directors' attendance at these meetings can be found on page 40.

A Risk Management Committee of responsible executives reports to the Audit and Risk Management Committee on a quarterly basis. Its task is to quantify and manage certain business risks, including those relating to operating systems, the environment, health and safety, product liability, physical assets, security, disaster recovery, risk financing and compliance. Risk assessment and management policies are reviewed periodically.

2.3 External Auditor

One of the chief functions of the Audit and Risk Management Committee is to review and monitor the performance and independence of the external auditor. The Company's external auditor for the financial year was Ernst & Young, who were appointed by shareholders at the 2002 annual general meeting. A description of the procedure followed in appointing Ernst & Young is set out in the notice of the 2002 annual general meeting.

The Committee has established guidelines to ensure the independence of the external auditor. The external audit partner is to be rotated at least every five years, and the auditor is required to make an independence declaration annually. Information about the total remuneration of the external auditor, including details of remuneration for any non-audit services, can be found in note 29 of the financial report.

The Committee is satisfied that the provision of those non-audit services by the external auditor was consistent with auditor independence.

It is the Company's policy to request that the auditor attend each annual general meeting to be available to answer questions from shareholders.

3. REMUNERATION POLICIES

Detail on the Company's remuneration policies and practices (including details of the Human Resources Committee of the Board, remuneration of directors and senior executives of the consolidated entity and the Company, and details of the Company's employee share, option and performance rights plans) are set out in the Remuneration Report on pages 42 to 57.



4. MARKET DISCLOSURE

4.1 Summary of Continuous Disclosure Policy

The Board has approved a continuous disclosure policy designed to facilitate the Company's compliance with its obligations under the Australian Stock Exchange (ASX) Listing Rules. The policy:

- gives guidance as to the types of information that may require disclosure, including examples of practical application of the rules;
- gives practical guidance for dealing with market analysts and the media;
- identifies the correct channels for passing on potentially market-sensitive information as soon as it comes to hand;
- establishes regular occasions at which senior executives and directors are actively prompted to consider whether there is any potentially market-sensitive information which may require disclosure; and
- allocates responsibility for approving the substance and form of any public disclosure and communications with investors.

4.2 Securities and Market Disclosure Committee

The Board has delegated authority to a Securities and Market Disclosure Committee, which has a formal charter. The Committee is designed to be convened at short notice to enable the Company to comply with continuous disclosure obligations and securities related issues. It comprises a minimum of any two directors, one of whom must be an independent director. The Committee has authority to:

- approve the form and substance of any disclosure to be made by the Company to the ASX in fulfilment of its continuous disclosure obligations;
- approve the allotment and issue, and registration of transfers of securities;
- make determinations on matters relating to the location of the share register; and
- effect compliance with other formalities which may be urgently required in relation to matters affecting the share capital.

4.3 Shareholder Communication

In addition to its formal disclosure obligations under the ASX Listing Rules, the Board uses a number of additional means of communicating with shareholders. These include:

- the half-year and annual report;
- posting media releases, public announcements, notices of general meetings and voting results, and other investor related information on the Company's website; and
- annual general meetings, including webcasting which permits shareholders worldwide to view proceedings.

The Company has a dedicated corporate governance page on the Company's website which supplements the communication to shareholders in the annual report regarding the Company's corporate governance policies and practices. That web page also contains copies of many of the Company's governance-related documents, policies and information.

The Board is committed to monitoring ongoing developments that may enhance communication with shareholders, including technological developments, regulatory changes and the continuing development of "best practice" in the market, and to implementing changes to the Company's communications strategies whenever reasonably practicable to reflect any such developments.

5. SECURITIES TRADING POLICY

By promoting director and employee ownership of shares, the Board hopes to encourage directors and employees to become long-term holders of Company securities, aligning their interests with those of the Company. It does not condone short-term or speculative trading in its securities by directors and employees nor does it permit directors or employees to enter into any price protection arrangements with third parties to hedge such securities. The Company has a comprehensive securities trading policy which applies to all directors and employees. The policy aims to inform directors and employees of the law relating to insider trading, and provide them with practical guidance for avoiding unlawful transactions in Company securities.

As a basic principle, the policy states that directors and employees should not buy or sell securities in the Company when they are in possession of price sensitive information which is not generally available to the market. The policy identifies trading 'windows' during which, subject to the blanket rule, it is safest to trade in Company securities. Directors and employees are reminded that procuring others to trade in Company securities when in possession of price sensitive information is also a breach of the law and the securities trading policy. Acquisitions of securities under the employee share and option plans are exempt from the prohibition under the Corporations Act 2001.

A procedure of internal disclosure applies to directors and employees wishing to buy or sell Company securities or exercise options over Company shares. Directors and employees are forbidden from making such transactions without the prior approval of the Chairman (in the case of directors) or the Company Secretary (in the case of employees). Directors also have specific disclosure obligations under the Corporations Act 2001 and the corresponding ASX Listing Rules.

6. ETHICAL STANDARDS

In 2002 the Company set out to identify a set of values common to the diverse business units that form the CSL Group. This process resulted in the adoption of the CSL Group Values, intended to set a foundation for working across the organisation and serve as a tool in decision-making. These values are superior performance, innovation, integrity, collaboration and customer focus.

The Board has also adopted a Corporate Code of Conduct (the Code) outlining its commitment to ethical conduct. The Code sets out principles of conduct derived from the Group Values. The Code includes:

- a commitment to conducting its business with the utmost integrity by complying with laws and regulations in all countries in which the Company operates, and by fulfilling all of its responsibilities to shareholders and the financial community;
- rules guiding employees and directors towards ethical decisions in situations of potential conflict of interest, political involvement, bribery and financial inducements;
- workplace relations principles regarded by the Company as fundamental, including mutual respect, anti-discrimination and freedom of association;
- commitment to adherence to health and safety standards, both of products, through compliance with manufacturing and other best practice standards, and in the provision of safe employee work environments;
- practices for responsible environmental management; and
- guidance for beneficial interactive relationships with the communities in which CSL operates and collaboration throughout the organisation.

The Company expects that its contractors will comply not only with the laws of the countries in which they operate, but also with internationally accepted best practice. It therefore expects that contractors also observe the principles set out in the Code of Conduct.

In furtherance of the Code, the Company has adopted a Whistleblower Policy which outlines the Company's commitment to ensuring that employees are able to raise concerns regarding any illegal conduct or malpractice without being subject to victimisation, harassment or discriminatory treatment, and to have such concerns properly investigated. This Policy sets out the mechanism by which staff, contractors and consultants can confidently, and anonymously if they wish, voice concerns in a responsible manner without fear of discriminatory treatment.

CSL Limited
Financial Report
2005-2006

Contents

Directors' Report

The Board of Directors of CSL Limited has pleasure in submitting their report on the consolidated entity at 30 June 2006, consisting of CSL Limited and its controlled entities.

1. **Directors**

   The Directors of the Company in office during the financial year and until the date of this report are as follows:

   Mr P H Wade (Chairman)

   Dr B A McNamee (Managing Director)

   Mr J H Akehurst

   Miss E A Alexander, AM

   Mr A M Cipa

   Mr I A Renard

   Mr M A Renshaw

   Mr K J Roberts, AM

   Professor J Shine, AO (appointed 1 June 2006)

   Dr A C Webster

   Particulars of the directors' qualifications, experience, all directorships of public companies held for the past three years, special responsibilities, ages and the period for which each has been a director are set out in the Directors' Profiles section of the Annual Report.

2. **Company Secretary**

   The company secretary is Mr P R Turvey, BA/LLB, MAICD. Mr Turvey was appointed to the position of company secretary in 1998 having joined the Company in 1992. Before joining CSL Limited he held the role of Company Secretary for five years with Biotech Australia Pty Ltd. Mr E H Bailey, B.Com/LLB, is Assistant Company Secretary and was appointed in 2001 having joined the Company in 2000. Before joining the Company he was a Senior Associate with Arthur Robinson & Hedderwicks.

3. **Directors' Meetings**

   During the year the Board held nine meetings. The Audit and Risk Management Committee met four times and the Human Resources Committee met five times. The Nomination Committee comprises the full Board and meets in conjunction with Board Meetings. The Securities and Market Disclosure Committee met 17 times and comprises at least any two Directors, one of whom must be a non-executive director.

   The attendances of directors at meetings of the Board and its Committees were:

	Board of Directors		Audit and Risk Management Committee		Securities and Market Disclosure Committee	Human Resources Committee	
	Attended	Maximum	Attended	Maximum	Attended	Attended	Maximum
P H Wade	9	9	4*		17	4*	
B A McNamee	9	9	4**		13	5*	
J Akehurst	8	9				3	5
E A Alexander	9	9	4	4			
A M Cipa	9	9	4**		4		
I A Renard	9	9	4	4		1	1
M A Renshaw	8	9	4	4			
K J Roberts	9	9				5	5
J Shine	1	1					
A C Webster	9	9				5	5

Attended for at least part in ex officio capacity

Attended for at least part by invitation

Directors' Report
continued

4. Principal Activities

The principal activities of the consolidated entity during the financial year were the research, development, manufacture, marketing and distribution of biopharmaceutical and allied products.

5. Operating Results

Profit from continuing operations after tax and net profit for the year attributable to members (excluding the recognition of the contingent consideration on acquisition of Aventis Behring and the profit after tax from discontinued operations) was up 49.5% to $350.9 million. Net profit from continuing operations and profit attributable to members of the parent entity was $117.4 million. Sales revenue was $2,849 million up 9% on the previous year with research and development expenditure of $161 million up 14% on the previous year. Net operating cash flow was $522.2 million which was 8% lower than the previous year.

6. Dividends

The following dividends have been paid or declared since the end of the preceding financial year:

2004-2005 A final dividend for the year ended 30 June 2005, of 30 cents per ordinary share, fully franked at 30%, and a special dividend of 10 cents per share franked to 1.78 cents per share was paid on 10 October, 2005, out of profits for that year as declared by the Directors in last year's Directors' Report.

2005-2006 An interim dividend on ordinary shares of 28 cents per share, unfranked, was paid on 13 April 2006. The Directors of the Company have declared a final dividend of 40 cents per ordinary share, unfranked, for the year ended 30 June 2006, to be paid out of retained profits.

In accordance with determinations by the Directors, the Company's dividend reinvestment plan remains suspended.

Total dividends for the 2005-2006 year are:

	On Ordinary shares $000
Interim dividend paid 13 April 2006	50,910
Final dividend payable on 13 October 2006	72,736

7. Review of Operations

The Company's operating results for the year ended 30 June, 2006, reflects a strong contribution by CSL Behring (in the financial report, CSL Behring is referred to as ZLB Behring) with sales growing 11% to $2.4 billion. CSL Behring's growth was a function of solid performance across the product portfolio.

Strong demand in the USA for intravenous immunoglobulin has given rise to additional demand for the raw material, plasma. CSL Behring is well placed to meet this growth opportunity through its own plasma collection centres. The US FDA approved Vivaglobin in January 2006 being the first subcutaneous immunoglobulin approved in the US. Clinical work on a chromatographic high yielding liquid immunoglobulin for intravenous administration has also been completed.

CSL Bioplasma's sales declined 8% to $191m attributable to an Australian Government change of policy relating to the importation of recombinant coagulation factors.

CSL Biotherapies (previously known as CSL Pharmaceuticals) grew sales by 3% to $212m largely driven by growth in northern hemisphere influenza vaccine sales. A new Agreement was signed with Merck & Co. Inc. for the Australian distribution of a number of new vaccines. Merck, CSL's licensee, also received approval in the US and Australia for the marketing of the world's first cervical cancer vaccine, Gardasil®.

The Company also announced plans to develop influenza production capacity to 40 million doses per season to facilitate its US entry strategy as well as announcing encouraging results from its initial clinical trial of a pandemic influenza vaccine based on the H5N1 avian virus.

For further information on the operations of the Company refer to the Year in Review in the Annual Report.

8. Significant changes in the State of Affairs

There were no significant changes in the state of affairs of the consolidated entity during the financial year not otherwise disclosed in this report or in the financial statements.

9. Significant events after year end

On 17 July 2006 the consolidated entity announced a proposal to acquire 100% of the issued shares in Zenyth Therapeutics Limited, a publicly listed Australian based biotechnology company. The consideration offered is 82 cents per share. The proposal has been unanimously recommended by Zenyth's directors in the absence of a superior proposal by a third party and is proposed to be implemented by way of a scheme of arrangement between Zenyth and its shareholders.

Directors are not aware of any other matter or circumstance which has arisen since the end of the financial year which has significantly affected or may significantly affect the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in subsequent financial years.

10. Likely Developments Business Strategies and Future Prospects

In the medium term, the Company will continue to grow through developing differentiated plasma products, expanding flu vaccine sales internationally, receiving royalty flows from the exploitation of the human papillomavirus vaccine by Merck & Co. Inc and the commercialisation of the Company's Iscomatrix® adjuvant technology. Over the longer term the Company intends to develop new products which are protected by its own intellectual property which are high margin human health medicines marketed and sold by the Company's global operations. Further comments on likely developments and expected results of certain aspects of the operations of the consolidated entity and on the business strategies and prospects for future financial years of the consolidated entity, are contained in the Year In Review in the Annual Report and in section 7.

Directors' Report
continued

of this Directors' Report. Additional information of this nature can be found on the Company's website (www.csl.com.au). Any further information of this nature has been omitted as it would unreasonably prejudice the interests of the consolidated entity if this report were to refer further to such matters.

11. Environmental Regulatory Performance

The consolidated entity maintains management systems for health, safety and the environment that are consistent with internationally recognised standards to help ensure that its facilities operate to those standards to help protect its employees, contractors and the environment. The consolidated entity also provides appropriate training and resources so that its employees are equipped to work safely and to maintain incident-free workplaces.

Additionally, the consolidated entity's environmental obligations and waste discharge quotas are regulated under applicable Australian and foreign laws. All environmental performance obligations are monitored by the Board and subjected from time to time to government agency audits and site inspections.

The consolidated entity also endeavours to minimise the environmental impact of its operations by recycling waste paper and other materials and by the responsible management and disposal of all product packaging.

No environmental breaches have been notified by the Environmental Protection Authority in Victoria, Australia, or by any other equivalent Interstate or foreign government agency in relation to the Company's Australian or international operations during the year ended 30 June 2006.

12. Directors' Shareholdings and Interests

At the date of this report, the interests of the directors who held office at 30 June 2006 in the shares, options and performance rights of the Company are set out in a table on pages 54, 55 and 56 of this Report.

13. Directors' Interests in Contracts

Section 17 of this Report sets out particulars of the Directors Deed entered into by the Company with each director in relation to Board paper access (indemnity and insurance matters).

14. Share Options

As at the date of this report, the number of unissued ordinary shares in the Company under options and under performance rights are set out in Note 26 of the Financial Statements.

Holders of options or performance rights do not have any right, by virtue of the options or performance rights, to participate in any share issue by the Company or any other body corporate or in any interest issued by any registered managed investment scheme.

The number of options exercised during the financial year and the exercise price paid to acquire fully paid ordinary shares in the Company is set out in Notes 21 and 26 of the Financial Statements. Since the end of the financial year no further options have been exercised.

During, and since the end of, the financial year, no performance rights were exercised. There were no shares issued as a result of the exercise of performance rights during the financial year or since the end thereof.

15. Remuneration Report

This report summarises the director and executive remuneration policies and practices, including detailed remuneration outcomes for the 2006 financial year. The report has been prepared in accordance with the remuneration reporting requirements under section 300A of the *Corporations Act 2001* and Corporations Regulation 2M.6.04, details the remuneration arrangements for Key Management Personnel according to Accounting Standard AASB 124 *Related Party Disclosures*.

Key Management Personnel comprise:

- all directors of CSL; and
- those individuals who have authority and responsibility for planning, directing and controlling the activities of the Company and the consolidated entity.

Board and Human Resources Committee

The Board has adopted a formal charter delegating certain of its responsibilities concerning human resources and remuneration to the Human Resources Committee. This charter can be found on the www.csl.com.au website under 'Corporate Governance; Board and Committee Charters'.

The responsibilities of the Human Resources Committee include:

- reviewing and monitoring the human resources strategic plan;
- reviewing and approving the corporate human resources policies;
- establishing a policy framework for employee and senior executive remuneration;
- reviewing and recommending the terms relating to the Company's employee share, option and performance right schemes;
- recommending to the Board individual senior executive remuneration packages and where appropriate, seeking independent advice regarding senior executive remuneration;
- recommending to the Board senior executive recruitment, retention and termination policies as well as succession planning strategies and policies;
- reviewing benchmarks against which salary reviews are made and monitoring and reviewing the Company's performance management system; and
- reporting to the Board any findings or recommendations of the Committee after each meeting.

In accordance with the charter, the Board reserves responsibility for:

- the remuneration of non-executive directors;
- setting the terms of employment and remuneration for the Managing Director;
- approving remuneration for senior executive management; and

- the operation and policies relating to the Company's employee share, option and performance right schemes and succession planning.

The Human Resources Committee comprises four members, all of whom are independent non-executive directors (NED). These are:

- Mr Ken Roberts (Chairman);
- Mr John Akehurst;
- Mr Maurice Renshaw (joined June 2006); and
- Dr Arthur Webster.

Ms Alison von Bibra, General Manager – Human Resources, acts as Secretary of the Committee. The Board Chairperson may attend any meeting of the Committee in an ex officio capacity. The Managing Director, senior executives and professional advisors retained by the Human Resources Committee attend meetings by invitation.

The Committee meets at the conclusion of the performance management process, at the conclusion of the succession planning process, prior to the allocation of long term incentives, and at other times as are required to discharge its responsibilities. Information about Committee meetings held during the year and individual directors' attendance at these meetings can be found in section 3 of this Directors' Report.

Any recommendation made by the Human Resources Committee concerning an individual director or executive's remuneration is made without that director or executive being present.

Non-Executive Directors' Remuneration

The Board's principal responsibility is the oversight of the management of the Company and providing strategic direction for and approving the Company's business strategies and objectives. Non executive director remuneration is not linked to the Company's short-term financial performance and these directors are not entitled to performance based remuneration or participation in the Company's equity incentive plans.

Non-executive directors are entitled to fixed fees having regard to their Board responsibilities, obligations on any of the four Board committees and the aggregate non-executive director remuneration limit approved by shareholders. Within this limit, the Board determines the fees payable to non-executive directors based on advice from professional advisors which takes into consideration fees payable to non-executive directors by comparable organisations as well as fee levels which the Board considers appropriate to attract and retain high quality non-executive directors having regard to the Company's requirements and the responsibilities attached to the successful discharge of directors' duties.

Currently, the Company's Constitution sets the maximum aggregate amount of remuneration which may be paid to non-executive directors at $1,500,000. Any increases to this sum must be approved by shareholders at a general meeting. As outlined in the Constitution, remuneration for any extra services by individual directors or the reimbursement of reasonable expenses incurred by directors may also be approved by the Board from time to time.

The table on page 49 of this Report sets out the fees paid to non-executive directors and is based on the following NED Committee Fees schedule.

NED Committee Fees (Effective 1 Jan 2006)

	Board $	Audit & Risk Management Committee $	Human Resources Committee $	Nomination Committee $	Securities & Market Disclosure Committee $
Chairman	300,000	30,000	20,000		
Members	125,000	12,500	10,000		

The Chairman and members of the Nomination Committee and the Securities and Market Disclosure Committee do not receive any additional fees for committee responsibilities.

Non-executive directors participate in the Non-Executive Directors' Share Plan (the NED Share Plan) approved by shareholders at the 2002 annual general meeting. Under the NED Share Plan, non-executive directors are required to take at least 20% of their director's fees in the form of shares in the Company. Shares are purchased on-market at prevailing share prices. These purchases are made by the NED Share Plan administrator at pre-determined intervals.

In addition to fees paid in cash or taken in the form of shares, non-executive directors also receive superannuation contributions equal to 9% of their fees.

Non-executive directors were entitled to a retirement allowance as approved by shareholders in 1994 equal to the highest fees over any consecutive 36 months of service. If the director had served more than five years on the Board, they would receive another 5% of the base fee at the time of retirement for every additional year served, up to a limit of 15 years. The Board terminated this retirement plan as at 31 December 2003 and froze the retirement allowance as at that date. No non-executive director has accrued any entitlement to any retirement allowance since 31 December 2003.

Executive Remuneration Policy

The Company's remuneration policy is designed to be competitive and equitable and to attract and retain high quality employees. The aim of the policy is to provide executives (including executive directors and the Company Secretary) with an appropriate balance of fixed and performance related remuneration.

Remuneration is set at a level competitive with market rates. The performance related remuneration ensures that a significant proportion of executive remuneration is at risk by linking reward to the achievement of personal and corporate objectives, business performance and shareholder returns.

Where appropriate, the Human Resources Committee considers independent external advice in setting both the balance of fixed and performance related remuneration and the remuneration levels.

Directors' Report
continued

Executive Remuneration Structure

The Company's remuneration structure comprises three core elements:

- fixed remuneration;
- short-term incentives; and
- long-term incentives.

Together, these elements comprise an executive's total potential remuneration.

Broadly, an executive will have fixed remuneration and a short-term incentive percentage (representing the executive's potential short-term incentive as a percentage of fixed remuneration. Under the Company's performance management system, this percentage ranges from 10% to 60% of fixed remuneration depending on an executive's seniority level. In addition, an executive may participate in specific one-off Board approved incentive arrangements relating to key corporate objectives, milestones or events.

During the 2006 financial year, executives were also able to participate in the Company's equity incentive arrangements. Under this arrangement, a long-term incentive percentage is applied to an eligible executive's fixed remuneration to derive a long-term incentive amount. This amount determines the allocation level of options or performance rights to the executive. The long-term incentive percentage generally reflects an executive's short-term incentive percentage and hence also ranges from 10% to 60% of fixed remuneration.

In June 2006, the CSL Board approved new long-term incentive arrangements for future equity grants that will become effective in the 2007 financial year. The changes are consistent with the rules of the CSL Performance Rights Plan approved by shareholders at the Annual General Meeting in 2003.

The short-term and long-term incentive arrangements are discussed further on pages 44 to 47 of this Report. Additionally, details about the new long-term incentive arrangements are outlined at page 46.

Subject to specific industry or geographical labour market conditions, the short-term and long-term incentive percentages for the 2006 financial year were generally of equal amounts. The proportion of performance related remuneration to an executive's total potential remuneration is kept consistent for a given level of seniority. As an executive's seniority level increases, so do the incentive percentages and the proportion of performance related remuneration to that executive's total potential remuneration.

CSL's performance management system is central to how the Company manages performance related remuneration and its integration into the total remuneration structure. The extent to which executives meet or exceed the performance objectives as set out in the performance management system influences the calculation of short-term incentives as well as executives' ability to participate in the Company's long-term incentive programs. Performance as measured under the performance management system is also taken into consideration in reviewing fixed remuneration.

The total remuneration levels for executive Key Management Personnel are illustrated in the tables on pages 49 to 51 of this Report. The balance of fixed and performance related remuneration for executive Key Management Personnel is illustrated in the table on page 52 of this Report.

Following a market competitiveness review in December 2005, an adjustment to fixed remuneration and a supplementary long-term incentive grant was offered to a limited number of executives in order to align their total remuneration with that of the market.

Fixed Remuneration

Depending on the country in which the executive is employed, an executive's fixed pay is expressed as a "Total Employment Cost" ("TEC") or as "salary plus benefits".

Where a TEC approach is adopted, an executive's fixed remuneration comprises benefits the executive has elected to receive in lieu of salary inclusive of any associated costs such as fringe benefits tax and mandatory superannuation, with the balance taken as cash salary. Where a "salary plus benefits" approach is adopted, the salary is specified and the Company provides benefits to an executive consistent with the labour market practices in that jurisdiction.

Executives who are working in a country other than their usual country of residence are eligible to receive benefits in accordance with the Company's expatriate policies. CSL's expatriate policies are intended to compensate an executive for the additional commitment and costs associated with working in a different country. The Human Resources Committee periodically reviews these policies to ensure appropriateness and consistency with market practices.

The level of fixed remuneration paid to each executive is based on the executive's performance, skills and experience, the requirements for their role and their relevant labour market in terms of the particular industry and geographical location.

In setting fixed remuneration, the executive's total potential remuneration is taken into consideration to ensure appropriateness of the balance between fixed and performance related remuneration and also appropriateness of the resulting total potential remuneration level.

Executive fixed remuneration is reviewed annually to ensure that it remains market competitive for each executive and reflects any changes in an executive's role or relevant employment market conditions. The executive's performance as evaluated against objectives under the Company's performance management system significantly influences recommendations relating to fixed remuneration.

Any recommendations concerning the senior executive fixed remuneration levels are made by the Human Resources Committee to the Board for the Board's consideration.

Short-term Incentives

Short-term incentives may be awarded to employees based on their annual performance as evaluated under the CSL performance management system. In addition, the Human Resources Committee may recommend the establishment of specific incentive programs linked to the achievement of key corporate objectives, milestones or events. Short-term incentives are paid in cash.

All executive Key Management Personnel are eligible to receive an annual incentive under the Company's performance management system. This system facilitates consideration of appropriate performance metrics by the Company and by executives and provides the mechanism for the payment of incentives linked to measurable gains in the achievement of the Company's corporate objectives.

Under the performance management system, usually no more than six key performance objectives for a financial year are specified. The actions to achieve the stated objectives and indicators or measures to be applied in assessing an executive's performance against the objectives are also determined.

Typically, the performance objectives comprise elements relating to individual performance (specific business tasks), the performance of the relevant business division or function depending on the executive's role (eg revenue, costs targets) and in some cases, that of the CSL group.

Importantly, consistent with the philosophy of the short-term incentive percentage representing the potential short-term incentive, performance is assessed against the extent to which these objectives are exceeded and not simply met. As discussed below, the objectives directly relate to the corporate objectives, strategic plans and financial budgets approved by the Board.

Accordingly, the specific short-term incentive objectives vary from executive to executive both in terms of their nature and the weighting of these objectives in accordance with the Company's priorities.

In relation to process, the Board approves the corporate objectives, strategic plans and financial budgets. The Board also approves the Managing Director's specific performance objectives established with reference to the Board approved corporate objectives, plans and budgets. The Managing Director specifically approves the performance objectives for other executives which are also based on the Board approved corporate objectives, plans and budgets and which are also linked to the Managing Director's performance objectives.

Annual performance objectives and assessment criteria are established consistent with the corporate objectives and business plans approved by the Board and the responsibilities of the executive's position. Upon completion of the annual performance period, performance reviews are then conducted. Proposed incentive payments are then derived from this process having regard to the established performance objectives and assessment criteria. The Human Resources Committee then considers the proposed incentive payments and makes a recommendation to the Board, for approval.

In relation to one-off incentive programs, on 16 March 2004, the Board approved an incentive linked to the successful integration of ZLB Behring based on integration metrics approved by the Board which were previously used to evaluate the Aventis Behring acquisition. A cash payment was payable to selected executives whose roles were deemed critical in ensuring a successful integration, in two tranches. The second tranche was payable during the current financial year after an assessment that the second year integration targets were met.

As with proposed incentive payments under the Company's performance management system, any proposed payments under the one-off incentive programs are considered by the Human Resources Committee with a recommendation for approval then made to the Board.

Further details relating to payments under the short-term incentive programs are set out on pages 49 to 51 of this Report.

Long-term Incentives

Long-term incentives are reserved for employees who have performed to a required performance level and who are regarded as being of strategic and/or operational importance to the Company, and for prospective key employees. The Company used the CSL Performance Rights Plan approved by shareholders at the 2003 annual general meeting for this purpose during the financial year.

Performance Rights Plan

The number of Performance Rights issued to an executive is dependent upon an executive's long-term incentive percentage and the Company's share price. In the case of executive directors, any allocations of Performance Rights are also subject to shareholder approval. Shareholder approval was obtained at the 2003 annual general meeting for up to 350,000 performance rights to be issued in total to Dr Brian McNamee and Mr Tony Cipa over three years.

During the financial year, Performance Rights were granted as equity compensation benefits to executive directors and executive Key Management Personnel on the basis that they were strategically and/or operationally important employees who had performed to a required performance level as evaluated under the Company's performance management system.

The Performance Rights were issued for no consideration. Each Right entitles the holder to subscribe for one fully paid ordinary share in the entity for either nil or nominal consideration. A Performance Right may only be exercised when it has become a Vested Performance Right. Unvested Performance Rights cannot be exercised and lapse on termination of employment. Vested Performance Rights can be exercised from the date they become Vested Performance Rights until they lapse which is seven years from their issue date.

Performance Rights may become Vested Performance Rights if the Company satisfies specific performance hurdles during specified Performance Periods.

The minimum Performance Period is three years. If all eligible Performance Rights do not vest at the end of this period, performance may be reassessed at one yearly intervals for up to a further two years. Any Performance Rights which remain unvested after the last reassessment will lapse.

The measure used in the Performance Hurdle is the Company's Total Shareholder Return (TSR) relative to that of the companies comprising the ASX top 100 by market capitalisation (excluding companies with the GICS industry codes of commercial banks, oil and gas and metals and mining). The Peer Groups for various allocations were established on 1 October 2003, 31 March 2004, 1 October

Directors' Report
continued

2004, 7 June 2005 and 20 December 2005 and are stipulated in the documents evidencing the respective grants.

The Board views TSR as an appropriate measure to assess long-term performance as this measure closely reflects shareholder requirements in terms of share price growth and distributions. Also, the extent to which longer-term corporate objectives are achieved should be reflected in the Company's share price and dividend paying capacity over this time.

Given the Company's relevant capital markets, the Board's view is that the Peer Group best represents the jurisdiction and also the companies with which CSL competes for capital. As the Company is employing a relative TSR measure, the Board's opinion was to exclude from the Peer Group companies operating in distinctive industries not relevant to CSL (such as mining companies).

The performance hurdle is defined so that a proportion of Performance Rights vest when a minimum target is reached and this proportion increases as performance exceeds the minimum target.

In relation to Performance Rights granted to date, if the Company's performance in terms of TSR ranking places it below the 50th percentile at every Test Date, none of the Performance Rights will vest. Where the Company is placed at or above the 75th percentile on any Test Date, all of the Performance Rights, which have reached or exceeded the minimum Performance Period of three years will vest. 50% of the eligible Performance Rights vest upon CSL being ranked at the 50th percentile with the balance vesting on a straight line basis between the 50th and 75th percentiles. The data used to assess performance is provided by external advisers.

Future Long-term Incentive Arrangements

The Board has determined that future long-term incentive grants to executives will incorporate both Performance Rights and Performance Options (each with a different performance hurdle) to provide a more appropriate balance of risk, a more leveraged incentive and broader performance measurement criteria. The use of these two types of equity is expected to closer align reward with corporate performance, increase the market competitiveness of the total remuneration package, and facilitate the attraction and retention of high calibre executives.

Each long-term incentive grant will generally consist of 50% Performance Rights and 50% Performance Options. For a specified group of Senior Leadership Executives, a mix of 40% Performance Rights and 60% Performance Options will be granted. This latter group includes the CEO and Managing Director and Executive Key Management Personnel.

The Performance Rights will continue to be granted on a similar basis as described above. The performance hurdle attached to Performance Rights will be a relative TSR hurdle with a peer group as described above. Vesting will occur where the Company's TSR ranking is at or above the 50th percentile.

The Performance Options will be issued for nil consideration with an exercise price equal to the volume weighted average CSL share price over the week up to and including the day of grant.

The performance hurdle for the Performance Options will be an earnings per share (EPS) measure. It is expected that the initial target will be 10% compound EPS growth per annum measured from 30 June in the financial year preceding the grant of options until 30 June in the financial year prior to the relevant test date. Either none or all of the Performance Options are exercisable depending on whether this target is achieved.

The Board considers that an EPS performance hurdle is appropriate since a key approved corporate objective is the pursuit of sustainable earnings growth.

Performance Rights and Performance Options will be issued for a term of seven years and begin to be exercisable, subject to satisfying the relevant performance hurdle, after the second anniversary of the date of grant as detailed in the table below.

Grant date anniversary	2nd	3rd	4th
Percentage of Performance Rights and Options vested	25%	35%	40%

If the portion tested at each anniversary meets the relevant performance hurdle, that portion of rights and options will vest and become exercisable until the expiry date. If the portion tested fails to meet the performance hurdle the portion will be carried over to the next anniversary and retested. After the fifth anniversary, any Performance Rights and Performance Options not vested will lapse.

Importantly, there is an individual employee hurdle requiring an executive to obtain for the financial year prior to exercise of the Performance Rights and Performance Options, a satisfactory (or equivalent) rating under the Company's performance management system.

There will be no company provided loans as part of the future long-term incentive arrangements.

SESOP II

The Senior Executive Share Ownership Plan II ("SESOP II") had previously been used for the purpose of delivering long-term incentives. SESOP II was approved by special resolution at the annual general meeting of the Company on 20 November 1997.

Under this program, options were issued for a term of seven years and began to be exercisable, subject to satisfying the performance hurdle, after the third anniversary of the date of grant. An allocation could be fully exercisable after five years. The exercise price was calculated using the weighted average price over the five days preceding the issue date of the option.

For the options to be exercisable, a performance hurdle relating to earnings per share for CSL ordinary shares had to be met. Specifically, for the period from the financial year preceding the grant of options until the financial year prior to the date of exercise, pre-abnormal earnings per share had to increase by seven percent compound per annum. Either none or all of the options are exercisable depending upon whether this target is achieved.

In addition, there was also an individual employee hurdle requiring an executive to obtain for the financial year prior to exercise of the options, a satisfactory rating under the Company's performance management system.

In relation to grants of options made in previous financial years, the Board's view was that an earnings per share performance hurdle was most appropriate given a key approved corporate objective of pursuing sustainable growth.

Under the rules of SESOP II, participants could be provided with a loan to fund the exercise of the options. Consequently, no loan was made to the recipients of options until the option was exercised and no amounts were recorded in receivables until the option was exercised. Interest equivalent to the after tax cash amount of dividends on the underlying shares (excluding the impact of imputation and assuming a marginal income tax rate of 48.5%) was charged on the loan.

No options were issued under SESOP II during the 2006 financial year.

During the past financial year, the SESOP II loan terms were adjusted to enable the Company to seek loan repayment where the market value of the shares issued to an individual participant falls to 110% or less of the total exercise price. This mechanism will ensure that the full loan amount remains recoverable by the Company.

Relationship between Company Performance & Executive Remuneration

Over the last five years, reward delivered under the long-term incentive component of executive remuneration has been dependent on CSL's EPS growth or TSR performance. As discussed earlier, from the 2007 financial year the long-term incentive arrangements will be dependent on both the EPS growth and TSR performance of CSL.

The table below illustrates the Company's annual compound growth in basic earnings per share (EPS) for the three possible test dates for each SESOP allocation. Options granted under SESOP and SESOP II have vested where the 7% hurdle of annual compound growth is achieved after taking into account exceptional items.

SESOP	Financial Year						
Allocation	2000	2001	2002	2003	2004	2005	2006
1997	16%	19%	23%				
1998		18%	24%	9%			
1999			23%	5%	15%		
2000				5%	18%	22%	
2001					19%	24%	30%
2002						23%	30%
2003							25%

To date each allocation of options has satisfied the performance hurdle before their expiry date. Accordingly, except for options lapsing in accordance with the Rules (eg termination of employment), all options that have met the time-related vesting requirements have vested.

As mentioned earlier in this Report, short-term incentives are principally managed by the Company's performance management system, and until July 2003, long-term incentives were delivered through SESOP and SESOP II using options having an EPS hurdle. Accordingly, until July 2003 there was no direct link between TSR and performance related pay except to the extent that EPS could influence TSR.

Since October 2003, the Company has provided long-term incentives using Performance Rights which have a TSR hurdle. While no Performance Period has yet been completed for any allocation, the table below summarises the prospect of Performance Rights vesting given the Company's relative TSR performance over the Performance Period to date. The data is indicative of results as if tested on 30 June 2006.

Peer Group Establishment Date	Company TSR as at 30 June 2006	Indicative Percentile Rank	Indicative Number of Rights Vesting[1]
1 October 2003	247%	100.0	100%
31 March 2004	164%	98.7	100%
1 October 2004	93%	94.9	100%
7 June 2005	85%	100.0	100%
20 December 2005	32%	96.2	100%

1 All Performance Rights vest at the 75th percentile

Director and Executive Contracts

Non Executive Directors

Non-executive directors are subject to ordinary election and rotation requirements as stipulated in the ASX Listing Rules and the Company's Constitution. Accordingly, there are no specific employment contracts with non-executive directors.

Executive Key Management Personnel

All executive Key Management Personnel are employed under a service contract. Each contract outlines the key terms of employment, including the executive's fixed remuneration. The potential short-term incentive may also be stipulated in the contract or be governed by the Company's remuneration policy which governs the level of short-term incentives applicable to seniority levels.

It is the Company's general practice that employment contracts for executives do not have a fixed term.

It is the Company's policy that employment contracts for executives contain provisions for termination with notice or payment in lieu thereof and for termination by the Company without notice for serious misconduct and breach of contract.

Directors' Report
continued

Certain executives may be entitled to receive a termination payment in addition to notice where the Company terminates employment with the executive. In all circumstances, termination payments are not required to be made where termination of employment by the Company occurs for serious misconduct and breach of contract.

The notice period required to be given by the employee or the Company along with any termination payments to which they may be eligible are set out in the table below. With the exception of Tom Giarla whose termination payment may include potential bonuses, termination payments for all executives are expressed in months and calculated by reference to TEC or salary (excluding benefits) which the executive would have earned over that time.

	Notice Period by Company	Notice Period by Employee	Termination Payments
Executive Directors			
B A McNamee	6 months	6 months	12 months
A M Cipa	6 months	6 months	12 months
Specified Executives			
P Turner	6 months	6 months	12 months
C Armit[1]	6 months	6 months	None
P Bordonaro[2]	3 months	3 months	12 months
A Cuthbertson	6 months	6 months	12 months
P Turvey	6 months	6 months	12 months
K Milroy[3]	3 months	3 months	12 months
A von Bibra	6 months	6 months	12 months
T Giarla[4]	6 months	6 months	12 months

[1] The Company and Mr C Armit entered into a fixed term contract beginning 14 November 2005 and ending 31 December 2007. The Company cannot terminate this agreement before 31 December 2007 except in the case of material under performance whereupon six months notice is required, or termination for serious misconduct, or breach of contract.

[2] The Company and Mr P Bordonaro entered into a fixed term contract beginning 1 February 2006 and ending 31 March 2008. Under the new employment arrangements Mr P Bordonaro ceased to be a Key Management Personnel from 1 February 2006. The notice periods and termination payments disclosed reflect those that were in place while Mr P Bordonaro was Key Management Personnel.

[3] Mr K Milroy ceased to be a Key Management Personnel on 6 January 2006. The notice periods and termination payments disclosed reflect those that were in place while Mr K Milroy was Key Management Personnel.

[4] Mr T Giarla is currently on an international assignment contract. The term of the assignment is from 16 January 2006 to 1 February 2009 with an option to extend by 12 months by mutual agreement with the company. Should Mr T Giarla be made redundant during or at the conclusion of the assignment, a termination payment consisting of 1 year base salary (or USD300,000, whichever is greater), 100% of annual short-term incentive potential (or USD150,000, whichever is greater), health benefits for two years after termination date, and USD32,000 as compensation for other ongoing benefits. Resignation within the initial two years of the assignment or at the end of the assignment results in a termination payment as described above unless a suitable role is found in the United States.

15 Remuneration Report (continued)

Director and Executive Remuneration

Director Remuneration

		Primary			Post employment		Other Long Term		Share Based Payments		
		Cash salary and fees $	Cash Bonus $	Non-monetary Benefits $	Super-annuation $	Other Benefits $	Long Service Leave $	Termination Benefits $	Performance Rights $	Options	Total
Executive Directors											
Dr B A McNamee	**2006**	**1,542,374**	**1,500,000**	**17,695**	**42,060**	-	**160,629**	-	**610,904**	-	**3,873,662**
Managing Director	2005	1,473,007	1,300,000	68,678	40,202		143,735		246,680		3,272,302
A M Cipa	**2006**	**610,568**	**543,000**	**1,828**	**47,400**	-	**65,166**	-	**275,017**	-	**1,542,979**
Finance Director	2005	525,416	495,000	2,565	42,531		46,990		138,349	31,269	1,282,120
Non-executive Directors											
P H Wade	**2006**	**275,000**	-	-	**24,750**	-		-		-	**299,750**
Chairman	2005	235,000			21,150						256,150
J Akehurst	**2006**	**126,250**	-	-	**11,363**	-		-		-	**137,613**
Non-executive director	2005	108,750			9,788						118,538
E A Alexander	**2006**	**145,000**	-	-	**13,050**	-				-	**158,050**
Non-executive director	2005	127,500			11,475						138,975
I A Renard	**2006**	**128,750**	-	-	**11,587**	-				-	**140,337**
Non-executive director	2005	118,750			10,688						129,438
M A Renshaw	**2006**	**128,750**	-	-	**11,587**	-				-	**140,337**
Non-executive director	2005	110,000			9,900						119,900
K J Roberts	**2006**	**135,000**	-	-	**12,150**	-				-	**147,150**
Non-executive director	2005	120,000			10,800						130,800
A C Webster	**2006**	**126,250**	-	-	**11,363**	-		-		-	**137,613**
Non-executive director	2005	117,500			10,575						128,075
Total of all Directors	**2006**	**3,217,942**	**2,043,000**	**19,523**	**185,310**	-	**225,795**	-	**885,921**	-	**6,577,491**
	2005	2,835,923	1,795,000	71,243	167,109		190,725		385,029	31,269	5,576,298

Mr M A Renshaw commenced 20 July 2004.

As disclosed on page 43 of this Report under the section titled "Non-Executive Director Remuneration", non-executive directors participate in the NED Share Plan under which non-executive directors are required to take at least 20% of their fees in the form of shares in the Company which are purchased on-market at prevailing share prices.

As disclosed on page 44 of this Report under the section titled "Short term Incentives", executive directors were entitled to receive one-off bonuses linked to meeting performance objectives relating to the successful integration of ZLB Behring.

Included in the cash bonuses are the following ZLB integration bonuses which were paid in two tranches in the 2005 financial year and 2006 financial year.

	Year	Performance Bonus	ZLB Integration Bonus	Total Cash Bonus
Dr B A McNamee	**2006**	**$750,000**	**$750,000**	**$1,500,000**
	2005	$650,000	$650,000	$1,300,000
Mr A M Cipa	**2006**	**$297,000**	**$246,000**	**$543,000**
	2005	$275,000	$220,000	$495,000

In relation to the ZLB integration bonus, the bonus was dependant upon achieving 95% of the earnings and cash flow integration targets based on integration metrics used by the Board to evaluate the Aventis Behring acquisition.

The options and rights have been valued using a combination of the Binomial and Black Scholes option valuation methodologies as at the grant date adjusted for the probability of performance hurdles being achieved. This valuation was undertaken by PricewaterhouseCoopers.

The amounts disclosed in remuneration have been determined by allocating the value of the options and performance rights evenly over the period from grant date to vesting date in accordance with applicable accounting standards. As a result the current year includes options that were granted in prior years and therefore disclosed as part of the executive director's remuneration in prior years using the grant date basis of measurement.

Directors' Report

continued

15. Remuneration Report (continued)

Non Director Key Management Personnel Remuneration

		Primary			Post employment		Other Long Term		Share Based Payments		
		Cash salary and fees $	Cash Bonus $	Non-monetary Benefits $	Super-annuation $	Retire-ment Benefits $	Long Service Leave $	Termination Benefits $	Performance Rights $	Options	Total
P Turner	**2006**	**886,025**	**886,683**	**34,384**	**78,696**	**-**	**85,192**	**-**	**209,144**	**158,340**	**2,338,464**
President – ZLB Behring (based in United States)	2005	1,008,492	762,440	4,172	78,260	-	395,940	-	83,514	200,002	2,532,820
C Armit	**2006**	**396,340**	**107,500**	**61,993**	**35,401**	**-**	**19,016**	**-**	**96,027**	**105,560**	**821,837**
President – CSL Pharmaceutical (based in Australia)	2005	390,761	124,500	62,895	33,160	-	16,033	-	47,121	160,066	834,536
P Bordonaro	**2006**	**188,489**	**-**	**2,189**	**73,411**	**-**	**-**	**-**	**106,268**	**-**	**370,357**
General Manager – CSL Bioplasma (based in Australia)	2005	371,357	120,000	29,650	30,183	-	4,841	-	68,085	31,269	655,985
A Cuthbertson	**2006**	**424,586**	**157,500**	**91,085**	**32,598**	**-**	**41,039**	**-**	**89,167**	**158,340**	**994,315**
Chief Scientific Officer (based in Australia)	2005	356,772	105,000	53,614	24,747	-	16,829	-	37,166	173,777	767,905
P Turvey	**2006**	**464,228**	**309,625**	**50,051**	**51,886**	**-**	**53,647**	**-**	**102,919**	**105,560**	**1,137,916**
Company Secretary and General Counsel (based in Australia)	2005	397,233	294,000	31,859	48,740	-	22,838	-	58,319	126,414	979,403
K Milroy	**2006**	**224,512**	**132,000**	**20,383**	**30,013**	**-**	**-**	**-**	**45,491**	**160,675**	**613,074**
General Manager – Human Resource (based in Australia)	2005	376,665	258,566	23,495	33,913	-	5,115	-	20,896	82,156	800,806
T Giarla	**2006**	**256,269**	**460,754**	**58,070**	**23,237**	**-**	**-**	**-**	**67,780**	**206,582**	**1,072,692**
President – Bioplasma Asia Pacific (based in Australia)	2005	481,899	1,574,604	9,663	29,382	-	-	-	20,747	98,628	2,214,923
A von Bibra	**2006**	**134,513**	**174,185**	**27,977**	**9,796**	**-**	**22,346**	**-**	**23,103**	**103,662**	**495,582**
General Manager – Human Resource (based in Australia)	2005										
Total of non-director Key Management Personnel	**2006**	**2,974,962**	**2,228,247**	**346,132**	**335,038**	**-**	**221,240**	**-**	**739,899**	**998,719**	**7,844,237**
	2005	3,383,179	3,239,110	215,348	278,985	-	461,596	-	335,848	872,312	8,786,378

Cash salary and fees, cash bonuses and superannuation paid in foreign currency have been converted to Australian dollars at the year end exchange rate. Both the amount of remuneration and any movement in comparison to prior years may be influenced by changes in the respective currency exchange rates.

Included in the cash bonuses are the following ZLB Integration bonuses which were paid in two tranches in the 2005 financial year and 2006 financial year.

	Year	Performance Bonus	ZLB Integration Bonus	Total Cash Bonus
P Turner	**2006**	**$449,757**	**$436,926**	**$886,683**
	2005	$381,220	$381,220	$762,440
P Turvey	**2006**	**$169,750**	**$139,875**	**$309,625**
	2005	$168,000	$126,000	$294,000
K Milroy	**2006**	**-**	**$132,000**	**$132,000**
	2005	$120,664	$137,902	$258,566
A von Bibra	**2006**	**$90,000**	**$84,185**	**$174,185**
	2005			

The options and rights have been valued using a combination of the Binomial and Black Scholes option valuation methodologies as at the grant date adjusted for the probability of performance hurdles being achieved. This valuation was undertaken by PricewaterhouseCoopers.

The amounts disclosed have been determined by allocating the value of the options and performance rights evenly over the period from grant date to vesting date in accordance with applicable accounting standards. As a result, the current year includes options that were granted in prior years and disclosed as part of the executive's remuneration in prior years using the grant date basis of measurement.

In the 2005 financial year, T Giarla was entitled to receive a USD 300,000 non-compete payment (effective for up to two years) relating to the sale of JRH Biosciences and was also entitled to receive a USD 300,000 sign-on fee on entering into an employment agreement with CSL in lieu of further entitlements in connection with the sale of JRH Biosciences.

Ms A von Bibra became Key Management Personnel during the 2006 financial year, therefore no amounts are disclosed for the 2005 financial year.

Directors' Report
continued

15 Remuneration Report (continued)

Executive Key Management Personnel

Fixed and Performance Remuneration Components

Remuneration Components as a Proportion of Total Remuneration

	Fixed Remuneration (not linked to company performance)[1]	Performance Related Remuneration				
			Equity Based			
		Cash Based STI[2]	Performance Shares	Performance Options	Total	Total
Executive Directors						
B A McNamee	45%	39%	16%		55%	100%
A M Cipa	47%	35%	18%		53%	100%
Key Management Personnel						
P Turner	46%	38%	9%	7%	54%	100%
C Armit	62%	13%	12%	13%	38%	100%
P Bordonaro	71%	0%	29%		29%	100%
A Cuthbertson	59%	16%	9%	16%	41%	100%
P Turvey	55%	27%	9%	9%	45%	100%
K Milroy	45%	22%	7%	26%	55%	100%
T Giarla	32%	43%	6%	19%	68%	100%
A von Bibra	39%	35%	5%	21%	61%	100%

1 Remuneration not linked to company performance means fixed remuneration as outlined in the section "Executive Remuneration Structure" on page 44 of this Report and comprises cash salary, superannuation and non monetary benefits (including interest on loans if any).

As stated under the section "Fixed Remuneration" on page 44 of this Report, any recommendations concerning senior executive fixed remuneration levels are significantly influenced by the executive's performance as assessed under the Company's performance management system.

2 Cash based STI includes any payments based on the executive's performance under the Company's performance management system as well as any payments pursuant to the specific one-off programs approved by the Board relating to the integration of ZLB Behring.

3 The balance between fixed and performance related pay and the relationship between short-term and long-term incentive percentages has been significantly influenced during the financial year as a result of cash based short-term incentive payments in connection with the integration of ZLB Behring.

15. Remuneration Report (continued)

Executive Key Management Personnel

Performance Remuneration

	Short term incentive 2006[1]		Accounting Values being amortised in respect of the 2006 equity grants in future years[2]				(A) Remuneration consisting of options & rights	(B) Value of Rights granted during 05/06, at granted date	(C) Value of Options exercised during 05/06, at exercise date	(D) Total of columns (B) to (C)
	Percentage Awarded[1]	Percentage Not Awarded	2007 $	2008 $	2009 $	2010 $	%	$	$	$
Executive Directors										
B A McNamee	83.3%	16.7%	682,471	684,341	660,625	204,281	16%	2,614,650		2,614,650
A M Cipa	90.0%	10.0%	266,702	267,432	260,759	81,713	18%	1,021,350	997,500	2,018,850
Key Management Personnel										
P Turner	100.0%		252,665	253,357	245,430	65,334	16%	942,003	2,978,850	3,920,853
C Armit	62.5%	37.5%	48,466	48,599	45,412		25%	181,780	613,200	794,980
P Bordonaro			48,466	48,599	45,412		29%	181,780	1,399,500	1,581,280
A Cuthbertson	87.5%	12.5%	138,405	138,784	136,253	49,412	25%	514,830	469,980	984,810
P Turvey	87.5%	12.5%	86,993	87,232	84,431	21,961	18%	324,380	1,674,900	1,999,280
K Milroy			28,949	29,029	27,126		33%	108,580	24,080	132,660
T Giana	37.5%	62.5%	44,563	44,685	41,754		25%	167,140	1,015,200	1,182,340
A von Bibra	75.0%	25.0%	21,468	21,527	20,115	-	26%	80,520	320,179	400,699

1 Short term incentive awarded and not awarded relates to the period ended 30 June 2006 only.

As mentioned on pages 44 and 45 of this Report under the section "Short-term incentives", consistent with the philosophy of the short-term incentive percentage representing the potential short-term incentive, to be awarded 100% of short-term incentive, an executive is required to have exceeded all performance objectives. An executive who has obtained less than 100% of their incentive payment may have met all their objectives and exceeded some of their objectives but may not have exceeded all of the performance objectives.

2 The value has been determined at grant date and amortised in accordance with the applicable accounting standard requirements. The minimum value of the grant is $nil if the performance conditions are not satisfied.

Represents the value of options and rights that are granted to the person as part of their remuneration in the 2006 financial year. The value at grant date represents the accounting value of the grant.

Represents the value of options and rights that were granted to the person as part of their remuneration and that were exercised during the year. The value at exercise date has been determined by the share price at the close of business on exercise date less the option/right exercise price (if any) times by the number of options/rights exercised during 2006.

Directors' Report

continued

15. Remuneration Report (continued)

Executive Key Management Personnel

Options and Rights Holdings

Performance Rights

					Terms and Conditions for Performance Rights grants during 2006			
	Balance at 1 July 2005	Number Granted	Balance at 30 June 2006	Number vested During the Year	Grant Date	Value per Right at Grant Date $	First Exercise Date	Last Exercise Date
Executive Directors								
B A McNamee	70,000	40,000			15-Jul-05	24.51	30-Sep-08	7-Jun-12
		37,500	147,500		7-Mar-06	43.58	20-Dec-08	20-Dec-12
A M Cipa	40,000	15,000			15-Jul-05	24.51	30-Sep-08	7-Jun-12
		15,000	70,000		7-Mar-06	43.58	20-Dec-08	20-Dec-12
Key Management Personnel								
P Turner	24,800	17,650			7-Sep-05	24.40	30-Sep-08	7-Jun-12
		11,900	54,350		6-Apr-06	42.97	20-Dec-08	20-Dec-12
A Cuthbertson	11,100	5,250			7-Sep-05	24.40	30-Sep-08	7-Jun-12
		9,000	25,350		6-Apr-06	42.97	20-Dec-08	20-Dec-12
P Turvey	17,100	6,250			7-Sep-05	24.40	30-Sep-08	7-Jun-12
		4,000	27,350		6-Apr-06	42.97	20-Dec-08	20-Dec-12
C Armit	14,400	7,450	21,850		7-Sep-05	24.40	30-Sep-08	7-Jun-12
P Bordonaro	20,800	7,450	28,250		7-Sep-05	24.40	30-Sep-08	7-Jun-12
K Milroy	5,800	4,450	10,250		7-Sep-05	24.40	30-Sep-08	7-Jun-12
T Giarla	6,000	6,850	12,850		7-Sep-05	24.40	30-Sep-08	7-Jun-12
A von Bibra	1,500	3,300	4,800		7-Sep-05	24.40	30-Sep-08	7-Jun-12
Total	211,500	191,050	402,550					

The Board has resolved to make grants of Performance Rights relating to the 2006 financial year subsequent to completing assessments under the Company's performance management system and annual reviews of executive remuneration levels. These are expected to be granted in October 2006.

15. Remuneration Report (continued)

Executive Key Management Personnel

SESOP and SESOP II Options

	Balance at 1 July 2005	Number Granted	Number Exercised	Number Lapsed/ Forfeited	Balance at 30 June 2006	Number Vested During the Year	Vested and Exercisable at 30 June 2006
Executive Directors							
B A McNamee							
A M Cipa	75,000		50,000		25,000	15,000	25,000
Specified Executives							
P Turner	175,000		145,000		30,000	65,000	
C Armit	90,000		40,000		50,000	70,000	30,000
P Bordonaro	75,000		75,000			15,000	
A Cuthbertson	87,000		57,000		30,000	57,000	
P Turvey	100,000		80,000		20,000	40,000	
K Milroy	70,000		28,000		42,000	7,000	
T Giarla	103,500		45,000		58,500	54,000	36,000
A von Bibra	39,600		21,120		18,480	5,280	
Total	815,100		541,120		273,980	328,280	91,000

In relation to the 2006 financial year, the Company used the CSL Performance Rights Plan approved by shareholders at the 2003 annual general meeting for long term incentive purposes. Accordingly no options were issued under SESOP II during the financial year. The last grant of options under SESOP II was made in July 2003.

Shares Issued on Exercise of Options and Rights

	Date Options & rights granted [1]	Number of Shares	Paid $ Per Share	Unpaid $ Per Share
Executive Directors				
B A McNamee				
A M Cipa	Aug-2000	50,000	34.04	
Key Management Personnel				
P Turner	Aug-2000	100,000	34.04	
	Jul-2002	45,000	27.97	
C Armit	Feb-2000	40,000	23.07	
A Cuthbertson	Feb-2000	12,000	21.01	
	Jul-2002	45,000	27.97	
P Turvey	Aug-2000	50,000	34.04	
	Jul-2002	30,000	27.97	
P Bordonaro	Aug-2000	75,000	34.04	
K Milroy	Jun-2001	28,000	37.54	
T Giarla	Jul-2003	45,000	12.19	
A Von Bibra	Jun-2001	21,120	37.54	
Total		541,120		

1) For all of the Options granted, the time related vesting criteria was 60% of the allocation after three years from grant date, 20% after four years from grant and the balance of 20% after five years from grant date.

2) Refer to the tables on page 54 and above for the balance of options and performance rights held by Key Management Personnel subsequent to exercise of the options and performance rights as set out above.

Directors' Report
continued

15. Remuneration Report (continued)

Directors and other Key Management Personnel

Shareholding

	Balance at 1 July 2005	Options exercised during year	Other changes during year	Balance at 30 June 2006	Balance as of date of this report
Directors					
B A McNamee	343,511	–	(50,000)	293,511	293,511
A M Cipa	8,547	50,000	(50,000)	8,547	8,547
P H Wade	30,910	–	1,241	32,151	32,151
J Akehurst	6,313	–	531	6,844	6,844
E A Alexander	6,516	–	531	7,047	7,047
I A Renard	6,373	–	531	6,904	6,904
M A Renshaw	659	–	531	1,190	1,190
K J Roberts	5,838	–	(469)	5,369	5,369
A C Webster	8,842	–	531	9,373	9,373
Key Management Personnel					
P Turner	12,242	145,000	(145,000)	12,242	12,242
C Armit	110,910	40,000	(80,000)	70,910	70,910
P Bordonaro	26,760	75,000	(101,000)	760	760
A Cuthbertson	48,379	57,000	(48,000)	57,379	57,379
P Turvey	46,971	80,000	(75,713)	51,258	51,258
K Milroy	36,603	28,000	(62,832)	1,771	1,771
T Giarla		45,000	(45,000)		
A von Bibra	1,283	21,120	(21,765)	636	638
Total	700,657	541,120	(675,883)	565,894	565,894

Loans to Executive Key Management Personnel

Details of the aggregate of loans to Key Management Personnel are as shown.

		Opening Balance $000	Interest Charged $000	Interest Not Charged $000	Closing Balance $000	Number in group 30 June 2005
Executive Directors	**2006**	**941**	**37**	**20**	**493**	**2**
	2005	1,882	71	71	941	2
Key Management Personnel	**2006**	**5,041**	**112**	**212**	**4,938**	**8**
	2005	1,930	72	218	5,041	10
Total Executive Directors and Key Management Personnel	**2006**	**5,982**	**149**	**232**	**5,431**	**10**
	2005	3,812	143	289	5,982	12

15. Remuneration Report (continued)

Loans to Executive Key Management Personnel (continued)

Details of the aggregate of loans to Key Management Personnel are as shown:

	Balance at 1 July 2005 $'000	Interest Charged $'000	Interest Not Charged $'000	Balance at 30 June 2006 $'000	Highest Owing in Period $'000
Executive Directors					
B A McNamee	893	35	18	447	893
A M Cipa	48	2	2	46	48
Key Management Personnel					
P Turner	110	4	4	110	110
C Armit	2,537	40	62	1,615	3,460
P Bordonaro	330	1	2		330
A Cuthbertson	1,008	37	91	1,511	1,784
P Turvey	593	20	50	1,702	1,702
K Milroy	463		3		463
T Giarla		11			

All of the loans relate to SESOP and SESOP II under which Key Management Personnel were provided with loans to fund the exercise of options. SESOP was terminated by the Company and there are no longer any outstanding options under SESOP. No grants of options have been made under SESOP II since July 2003.

Loans to Key Management Personnel relating to SESOP are interest free. Loans relating to SESOP II are charged interest at a concessional average rate of 2%. This is based on interest being charged equivalent to the after-tax cash amount of dividends on the underlying shares (excluding the impact of imputation and assuming a marginal income tax rate of 48.5%).

Interest not charged represents the difference between the average commercial rate of interest during the year (7%) and interest charged to the individual.

16. Other Transactions and Balances with Directors and other Key Management Personnel

The directors and other key management personnel and their related entities have the following transactions with entities within the consolidated entity that occur within a normal employee, customer or supplier relationship on terms and conditions no more favourable than those which it is reasonable to expect the entity would have adopted if dealing at arm's length in similar circumstances.

- The Company has a number of contractual relationships including property leasing and research collaborations with the University of Melbourne, of which Mr Ian Renard is the Chancellor and Miss Elizabeth Alexander is the Chair of the Finance Committee and a member of the Council; and
- The parent entity made contributions during the financial year to the CSL Superannuation Plan.

  Dr B A McNamee is a shareholder of the Plan's trustee company, but not a member of the Plan.

17. Indemnification of Directors and Officers

During the financial year, the insurance and indemnity arrangements discussed below were in place concerning directors and officers of the consolidated entity.

The Company has entered into a Director's Deed with each director regarding access to Board papers, indemnity and insurance. Each Deed provides:

- an ongoing and unlimited indemnity to the relevant director against liability incurred by that director in or arising out of the conduct of the business of the Company or of a subsidiary (as defined in the Corporations Act 2001) or in or arising out of the discharge of the duties of that director. The indemnity is given to the extent permitted by law and to the extent and for the amount that the relevant director is not otherwise entitled to be, and is not actually, indemnified by another person or out of the assets of a corporation where the liability is incurred in or arising out of the conduct of the business of that corporation or in the discharge of the duties of the director in relation to that corporation;
- that the Company will maintain, for the term of each director's appointment and for seven years following cessation of office, an insurance policy for the benefit of each director which insures the director against liability for acts or omissions of that director in the director's capacity or former capacity as a director of the Company; and
- the relevant director with a right of access to Board papers relating to the director's period of appointment as a director for a period of seven years following that

Directors' Report

continued

director's cessation of office. Access is permitted where the director is, or may be, defending legal proceedings or appearing before an inquiry or hearing of a government agency or an external administrator, where the proceedings, inquiry or hearing relates to an act or omission of the director in performing the director's duties to the Company during the director's period of appointment.

In addition to the Director's Deeds, Rule 146 of the Company's Constitution requires the Company to indemnify each "officer" of the Company and of each wholly owned subsidiary of the Company out of the assets of the Company "to the relevant extent" against any liability incurred by the officer in the conduct of the business of the Company or in the conduct of the business of such wholly owned subsidiary of the Company or in the discharge of the duties of the officer unless incurred in circumstances which the Board resolves do not justify indemnification.

For this purpose, "officer" includes a director, executive officer, secretary, agent, auditor or other officer of the Company. The indemnity only applies to the extent the Company is not precluded by law from doing so, and to the extent that the officer is not otherwise entitled to be or is actually indemnified by another person, including under any insurance policy, or out of the assets of a corporation, where the liability is incurred in or arising out of the conduct of the business of that corporation or in the discharge of the duties of the officer in relation to that corporation.

The Company paid insurance premiums of $678,937.89 in respect of a contract insuring each individual director of the Company and each full time executive officer, director and secretary of the Company and its controlled entities, against certain liabilities and expenses (including liability for certain legal costs) arising as a result of work performed in their respective capacities, to the extent permitted by law.

18. Auditor independence and non-audit services

The company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor's expertise and experience with the company and/or the consolidated entity are important.

Details of the amounts paid or payable to the entity's auditor, Ernst & Young for non-audit services provided during the year are set out below. The directors, in accordance with the advice received from the Audit and Risk Management Committee, are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The directors are satisfied that the provision of non-audit services by the auditor did not compromise the auditor independence requirements of the Corporations Act 2001 for the following reasons:

- all non-audit services have been reviewed by the Audit and Risk Management Committee to ensure that they do not impact the impartiality and objectivity of the auditor; and
- none of the services undermine the general principles relating to auditor independence as set out in Professional Statement F1, including reviewing or auditing the auditor's own work, acting in a management or a decision making capacity for the company, acting as an advocate for the company or jointly sharing economic risks and rewards.

A copy of the auditors' independence declaration as required under Section 307C of the Corporations Act 2001 accompanies this Report.

Ernst & Young and its related practices received or are due to receive the following amounts for the provision of non-audit services:

Due diligence and completion audits	$16,000
Compliance and other audits	$194,243
	$210,243

19. Rounding

The amounts contained in this report and in the financial report have been rounded to the nearest $1,000 (where rounding is applicable) unless specifically stated otherwise under the relief available to the Company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies.

This report has been made in accordance with a resolution of directors.

Signed

Peter H Wade (Director)

Signed

Brian A McNamee (Director)

Melbourne

23 August 2006

ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777

Auditor's Independence Declaration

to the Directors of CSL Limited

In relation to our audit of the financial report of CSL Limited for the financial year ended 30 June 2006, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Ernst & Young

Ivan Wingreen

Ivan Wingreen
Partner
Melbourne

23 August 2006

Liability limited by a scheme approved under Professional Standards Legislation.

CSL Limited and its controlled entities

Income Statement

for the year ended 30 June 2006

	Notes	Consolidated Entity			
		Operating 2006 $000	Contingent Consideration (Note 5) 2006 $000	Total 2006 $000	2005 $000
Continuing operations					
Sales revenue	3	2,848,908	-	2,848,908	2,608,965
Cost of sales		(1,703,033)	-	(1,703,033)	(1,618,833)
Gross profit		1,145,875	-	1,145,875	990,132
Other revenues	3	54,624	-	54,624	41,294
Other income	3	2,081	-	2,081	
Research and development expenses		(161,023)	-	(161,023)	(140,958)
Selling and marketing expenses		(339,863)	-	(339,863)	(324,866)
General and administration expenses		(161,197)	(328,515)	(489,712)	(116,504)
Finance costs	3	(41,517)	-	(41,517)	(38,815)
Profit before income tax expense		498,980	(328,515)	170,465	410,283
Income tax expense	4	(148,087)	94,979	(53,108)	(175,554)
Net profit from continuing operations	23	350,893	(233,536)	117,357	234,729
Discontinued operations					
Profit after tax from discontinued operations	6	-	-	-	253,045
Profit attributable to members of the parent entity	23	350,893	(233,536)	117,357	487,774
Earnings per share		Cents		Cents	Cents
Basic earnings per share for profit from continuing operations	34	192.77		64.47	119.77
Basic earnings per share for profit from discontinuing operations	34	-		-	129.11
Basic earnings per share for profit attributable to members	34	192.77		64.47	248.88
Diluted earnings per share for profit from continuing operations	34	184.25		61.62	116.39
Diluted earnings per share for profit attributable to members	34	184.25		61.62	241.86

CSL Limited and its controlled entities

Income Statement
for the year ended 30 June 2006

	Notes	Parent Entity 2006 $000	Parent Entity 2005 $000
Continuing operations			
Sales revenue	3	346,822	363,320
Cost of sales		(171,356)	(170,853)
Gross profit		175,466	192,467
Other revenues	3	35,016	30,998
Other income	3	1,660	
Research and development expenses		(79,509)	(59,192)
Selling and marketing expenses		(47,785)	(42,517)
General and administration expenses		(58,419)	(56,558)
Finance costs	3	(4,826)	(387)
Profit before income tax expense		21,603	64,811
Income tax expense	4	(5,569)	(9,516)
Profit attributable to members of the parent entity	23	16,034	65,295

CSL Limited and its controlled entities

Balance Sheet

as at 30 June 2006

	Notes	Consolidated Entity 2006 $000	Consolidated Entity 2005 $000	Parent Entity 2006 $000	Parent Entity 2005 $000
CURRENT ASSETS					
Cash and cash equivalents	7	753,694	723,842	177,290	461,769
Trade and other receivables	8	593,679	559,227	99,734	71,283
Current tax assets	18	6,889		6,889	
Inventories	9	973,427	946,583	66,426	59,451
Other financial assets	10	7,872		-	
Total Current Assets		2,335,561	2,229,652	350,339	592,503
NON-CURRENT ASSETS					
Trade and other receivables	8	17,673	14,026	11,117	20,041
Other financial assets	11	4,728	16,566	1,232,935	1,232,906
Property, plant and equipment	12	816,336	769,143	268,881	261,402
Deferred tax assets	13	187,432	76,659	-	
Intangible assets	14	820,841	786,435	20,000	20,000
Retirement benefit assets	15	3,514	50	1,840	
Total Non-Current Assets		1,850,524	1,662,879	1,534,773	1,534,348
TOTAL ASSETS		4,186,085	3,892,531	1,885,112	2,126,851
CURRENT LIABILITIES					
Trade and other payables	16	388,979	398,555	688,999	595,199
Interest-bearing liabilities and borrowings	17	463,632	15,141	-	
Current tax liabilities	18	88,038	37,130	-	
Provisions	19	85,885	81,891	26,115	17,848
Deferred government grants	20	371	296	371	296
Retirement benefit liabilities	15	4,635		-	
Total Current Liabilities		1,031,540	533,013	715,485	613,343
NON-CURRENT LIABILITIES					
Interest-bearing liabilities	17	595,197	995,839	-	
Non-current tax liabilities	18	5,043		-	
Deferred tax liabilities	13	61,767	78,277	1,715	9,958
Provisions	19	408,053	78,546	5,223	16,391
Deferred government grants	20	4,093	2,664	4,093	2,664
Retirement benefit liabilities	15	90,588	95,667	-	159
Total Non-Current Liabilities		1,164,741	1,250,993	11,031	29,172
TOTAL LIABILITIES		2,196,281	1,784,006	726,516	642,516
NET ASSETS		1,989,804	2,108,525	1,158,596	1,484,336
EQUITY					
Contributed equity	21	994,101	1,223,466	994,101	1,223,466
Reserves	22	(55,767)	(183,006)	13,351	2,803
Retained earnings	23	1,051,470	1,068,065	151,144	258,067
TOTAL EQUITY	24	1,989,804	2,108,525	1,158,596	1,484,336

CSL Limited and its controlled entities

Statement of Recognised Income and Expense

for the year ended 30 June 2006

		Consolidated Entity		Parent Entity	
	Notes	2006 $000	2005 $000	2006 $000	2005 $000
Profit for the year		**117,357**	487,774	**16,034**	55,295
Exchange differences on translation of foreign operations, net of hedges	22	**116,691**	(196,973)	**-**	
Gains (losses) on available-for-sale financial assets, net of tax	22	**(101)**		**(101)**	
Actuarial gains (losses) on defined benefit plans, net of tax	23	**(9,558)**	(16,136)	**1,437**	38
Net income (expense) recognised directly in equity		**107,032**	(213,109)	**1,336**	38
Total recognised income and expense for the year attributable to equity holders	24	**224,389**	274,665	**17,370**	55,333

CSL Limited and its controlled entities

Cash Flow Statement

for the year ended 30 June 2006

	Notes	Consolidated Entity 2006 $000	Consolidated Entity 2005 $000	Parent Entity 2006 $000	Parent Entity 2005 $000
Cash flows from Operating Activities					
Receipts from customers (inclusive of GST)		2,982,382	2,698,158	373,303	369,640
Payments to suppliers and employees (inclusive of GST)		(2,324,695)	(2,073,331)	(329,539)	(291,294)
Cash generated from operations		657,687	624,827	43,764	78,346
Income taxes (paid)/received		(127,727)	(43,299)	4,173	(14,620)
Interest received		24,767	16,954	8,438	12,384
Finance costs paid		(32,563)	(30,660)	(324)	(387)
Net cash inflow from operating activities	32	522,164	567,822	56,051	75,723
Net cash outflow from operating activities – discontinued operations	6	-	9,566	-	
Net cash inflow from operating activities – continuing operations		522,164	577,388	56,051	75,723
Cash flows from Investing Activities					
Proceeds from sale of property, plant and equipment		2,739	712	281	13
Proceeds (payments) from the sale of business unit		(14,920)	460,135	-	
Dividends received		396		2,661	
Payments for property, plant and equipment		(122,065)	(105,015)	(38,881)	(32,029)
Payments for other investments		(132)	(277)	(132)	(277)
Payments for intellectual property		(8,548)	(9,001)	-	
Payments for restructuring of acquired entities and businesses		(10,086)	(83,967)	-	
Payments for onerous contracts		(5,025)	(14,682)	-	
Income tax on profit on sale of business unit		-	(30,433)	-	(20,624)
Net cash inflow/(outflow) from investing activities		(157,641)	217,472	(36,071)	(52,917)
Net cash outflow from investing activities – discontinued operations	6	-	14,868	-	
Net cash inflow/(outflow) from investing activities – continuing operations		(157,641)	232,340	(36,071)	(52,917)
Cash flows from Financing Activities					
Proceeds from issue of shares	21	51,711	16,970	51,711	16,970
Payments for shares bought back	21	(281,538)	(317,795)	(281,538)	(317,795)
Dividends paid		(124,394)	(63,508)	(124,394)	(63,508)
Advances from subsidiaries		-		49,762	790,596
Proceeds from borrowings		-	268,617	-	
Repayment of borrowings		(2,082)	(70,972)	-	
Net cash inflow/(outflow) from financing activities		(356,303)	(166,688)	(304,459)	426,263
Net cash flow from financing activities – discontinued operations	6	-		-	
Net cash inflow/(outflow) from financing activities – continuing operations		(356,303)	(166,688)	(304,459)	426,263
Net increase/(decrease) in cash and cash equivalents – continuing operations		8,220	643,040	(284,479)	449,069
Net decrease in cash and cash equivalents – discontinued operations	6	-	(24,434)	-	
Net increase in cash and cash equivalents		8,220	618,606	(284,479)	449,069
Cash and cash equivalents at the beginning of the financial year		719,751	110,343	461,769	12,700
Exchange rate variations on foreign cash and cash equivalent balances		20,017	(9,198)	-	
Cash at the end of the financial year	32	747,988	719,751	177,290	461,769

Notes to the Financial Statements

for the year ended 30 June 2006

1 Summary of Significant Accounting Policies

The financial report of CSL Limited (the Company) for the year ended 30 June 2006 was authorised for issue in accordance with a resolution of the directors on 23 August 2006.

(a) Statement of compliance

This general purpose financial report has been prepared in accordance with Australian Accounting Standards (AASBs) adopted by the Australian Accounting Standards Board (AASB) and the Corporations Act 2001. Compliance with AASBs ensures that the financial report, comprising the financial statements and notes thereto, complies with the International Financial Reporting Standards (IFRS).

This is the first financial report prepared in accordance with the Australian equivalents to the International Financial Reporting Standards (AIFRS) and AASB 1 First-Time adoption of Australian Equivalents to International Financial Reporting Standards has been applied. The consolidated entity has taken the exemption available under AASB 1 to only apply AASB 7 Financial Instruments: Disclosure, AASB 132 Financial Instruments: Presentation and AASB 139 Financial Instruments: Recognition and Measurement from 1 July 2005. An explanation of how the transition to AIFRS has affected the reported financial position, financial performance and cash flows of the consolidated entity and the Company is provided in note 37.

Except for the revised AASB 119 Employee Benefits (issued December 2004) and AASB 7 Financial Instruments: Disclosure (issued August 2005), Australian Accounting Standards that have been issued or amended subsequent to 1 July 2005, but are not yet effective or adopted by the consolidated entity for the annual reporting period ended 30 June 2006 are as follows:

AASB amendment/ standard	Affected Standard(s)	Nature of change to accounting policy	Application date of standard	Application date for the consolidated entity
2004-3	AASB 1: First-time adoption of AIFRS, AASB 101: Presentation of Financial Statements, and AASB 124: Related Party Disclosures.	No change to accounting policy required. Therefore no impact.	1 January 2006#	1 July 2006
2005-1	AASB 139: Financial Instruments: Recognition and Measurement.	No change to accounting policy required. Therefore no impact.	1 January 2006#	1 July 2006
2005-4	AASB 139: Financial Instruments: Recognition and Measurement, AASB 132: Financial Instruments: Disclosure and Presentation, AASB 1: First-time adoption of AIFRS, AASB 1023: General Insurance Contracts, and AASB 1038: Life Insurance Contracts.	No change to accounting policy required. Therefore no impact.	1 January 2006#	1 July 2006
2005-5	AASB 1: First time adoption of AIFRS, AASB 139: Financial Instruments: Recognition and Measurement.	No change to accounting policy required. Therefore no impact.	1 January 2006#	1 July 2006
2005-6	AASB 3: Business Combinations.	No change to accounting policy required. Therefore no impact.	1 January 2006#	1 July 2006
2005-9	AASB 4: Insurance contracts, AASB 1023: General Insurance Contracts, AASB 132: Financial Instruments: Presentation and Disclosure, AASB 139: Financial Instruments: Recognition and Measurement.	Change to accounting policy required. However, no material impact on the current financial years financial statements.	1 January 2006#	1 July 2006

CSL Limited and its controlled entities

Notes to the Financial Statements continued

for the year ended 30 June 2006

1. Summary of Significant Accounting Policies (continued)

(a) Statement of compliance (continued)

AASB amendment/ standard	Affected Standard(s)	Nature of change to accounting policy	Application date of standard	Application date for the consolidated entity
2005-10	AASB 1: First time adoption of AIFRS, AASB 4: Insurance contracts, AASB 101: Presentation of Financial Statements, AASB 114: Segment Reporting, AASB 117: Leases, AASB 133: Earnings per Share, AASB 132: Financial Instruments: Presentation and Disclosure, AASB 139: Financial Instruments: Recognition and Measurement, AASB 1023: General Insurance Contracts, AASB 1038: Life insurance Contracts.	No change to accounting policy required. Therefore no impact.	1 January 2006#	1 July 2006
2006-1	AASB 121: The Effects of Changes in Foreign Exchange Rates.	No change to accounting policy required. Therefore no impact.	31 December 2006*	1 July 2006
UIG 4	UIG 4: Determining whether an Asset Contains a Lease.	No change to accounting policy required. Therefore no impact.	1 January 2006#	1 July 2006
UIG 5	UIG 5: Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds.	Not applicable to the consolidated entity. Therefore no impact.	Not applicable	Not applicable
UIG 6	UIG 6: Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment.	Not applicable to the consolidated entity. Therefore no impact.	Not applicable	Not applicable
UIG 7	UIG 7: Applying the Restatement Approach under AASB 129 Financial Reporting in Hyperinflationary Economies.	No change to accounting policy required. Therefore no impact.	1 March 2006#	1 July 2006
UIG 8	UIG 8: Scope of AASB 2. required. Therefore no impact.	No change to accounting policy	1 May 2006#	1 July 2006
UIG 9	UIG 9: Reassessment of Embedded Derivatives.	No change to accounting policy required. Therefore no impact.	1 June 2006#	1 July 2006

Application date is for the annual reporting periods beginning on or after this date.

* Application date is for the annual reporting periods ending on or after this date.

1 Summary of Significant Accounting Policies (continued)

(b) Basis of Accounting

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and liabilities (including derivative instruments) at fair value through profit or loss, and land and buildings.

The preparation of a financial report in conformity with Australian Accounting Standards requires directors to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision only affects that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The consolidated entity has elected to apply AASB 119 Employee Benefits (issued December 2004) to the annual reporting period beginning 1 July 2005. This includes applying AASB 119 to the comparatives in accordance with AASB 108 Accounting Policies, Changes in Accounting Estimates and Errors.

The consolidated entity has also elected to apply AASB 7 Financial Instruments: Disclosure to the annual reporting period beginning 1 July 2005. As permitted by AASB 1 First-Time adoption of Australian Equivalents to International Financial Reporting Standards, comparative information has not been restated.

The accounting policies set out below have been applied consistently, except as noted below, to all periods presented in the consolidated financial report and in preparing the opening AIFRS balance sheet at 1 July 2004 for the purpose of the transition to Australian Accounting Standards – AIFRS.

(c) Principles of Consolidation

The consolidated financial statements are those of the consolidated entity, comprising CSL Limited (the parent entity) and all entities that CSL Limited controlled during the period and at balance date (together being the consolidated entity).

All intercompany balances and transactions between entities in the consolidated entity, including any unrealised profits or losses, have been eliminated in full.

Where control of an entity is obtained during a financial period, its results are included in the consolidated income statement from the date on which control commences. Where there is loss of control of an entity, the consolidated income statement includes the results for the part of the reporting period during which control existed.

(d) Foreign Currency Translation

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). The consolidated financial statements are presented in Australian dollars, which is CSL Limited's functional and presentational currency.

Foreign currency transactions are translated into the functional currency using the rate of exchange ruling at the date of the transaction.

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in functional currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Translation differences on non-monetary items, such as securities held at fair value through profit or loss, are reported as part of the securities fair value gain or loss. Translation differences on non-monetary items, such as securities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

Assets and liabilities of foreign operations are translated to Australian dollars at the rates of exchange ruling at the end of the reporting period. Revenue and expenses of foreign operations are translated to Australian dollars at the average rates of exchange ruling for the period. Foreign exchange differences arising on retranslation are recognised directly in a separate component of equity.

On consolidation, exchange differences arising from the translation of any net investment in foreign operations, and of borrowings designated as hedges of such investments, are taken to the translation reserve. When a foreign operation is sold, a proportionate share of the post 1 July 2004 net exchange differences are recognised in the income statement as part of the gain or loss on sale.

Notes to the Financial Statements continued

for the year ended 30 June 2006

1 Summary of Significant Accounting Policies (continued)

(e) Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the consolidated entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Sales revenue

Sales revenue comprises revenue earned (net of returns, discounts and allowances) from the provision of products external to the consolidated entity. Sales revenue is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and the costs incurred or to be incurred in respect of the transaction can be reliably measured.

Interest income

Interest income is recognised as it accrues (using the effective interest rate method).

Other revenue

Other revenue is recognised as it accrues.

Dividend income

Dividend income is recognised when the shareholders' right to receive the payment is established.

(f) Government Grants

Government grants are recognised at their fair value where there is a reasonable assurance that the grant will be received and the consolidated entity will comply with all attached conditions.

Government grants relating to an expense item are deferred and recognised in the income statement over the period necessary to match them with the expenses that they are intended to compensate. Government grants received for which there is no future related costs are recognised in the income statement immediately.

Government grants relating to the purchase of property, plant and equipment are included in current and non-current liabilities as deferred income and are released to the income statement on a straight line basis over the expected useful lives of the related assets.

(g) Borrowing Costs

Borrowing costs are expensed as incurred (using the effective interest rate method), except where they are directly attributable to the acquisition or construction of a qualifying asset, in which case they are capitalised as part of the cost of that asset.

(h) Goods and Services Tax and other foreign equivalents (GST)

Revenues, expenses and assets are recognised net of GST, except where the amount of GST incurred is not recoverable. Receivables and payables are stated at the GST inclusive amount.

Cash flows are included in the cash flow statement on a gross basis. The GST component of cash flows arising from investing and financing activities that are recoverable are classified as operating cash flows.

(i) Income Tax

Income tax on the profit or loss for the reporting period comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the reporting period, using the income tax rate for each jurisdiction that has been enacted or substantially enacted at reporting date and any adjustments to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences, at the tax rates expected to apply when the assets are recovered or liabilities are settled, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Temporary differences arising from the initial recognition of an asset or a liability that affect neither accounting profit nor taxable income and differences relating to investments in subsidiaries, to the extent they will probably not reverse in the foreseeable future, are not provided for.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and tax losses.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set-off current tax assets against current tax liabilities and the deferred tax assets and deferred tax liabilities related to the same taxable entity or group and the same taxation authority.

1 Summary of Significant Accounting Policies (continued)

(j) Cash and Cash Equivalents

Cash on hand and in banks and short term deposits are stated at nominal value. Cash and cash equivalents comprises cash on hand, at call deposits with banks or financial institutions, investments in money market instruments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value and bank overdrafts.

Bank overdrafts are carried at the principal amount. Interest is charged as an expense as it accrues (using the effective interest rate method).

(k) Trade and other receivables

Trade and other receivables are initially recorded at the amount of the contracted sale proceeds. A provision for doubtful debts is recognised to the extent that recovery of the outstanding receivable balance is considered no longer probable.

Other receivables are recognised and carried at the nominal amount due. Non-current receivables are recognised and carried at amortised cost. They are non-interest bearing and have various repayment terms.

(l) Inventories

Raw materials and stores, work in progress and finished goods are stated at the lower of cost and net realisable value.

Cost includes direct material and labour and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity.

Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

(m) Investments and other financial assets

The consolidated entity has taken the exemption available under AASB 1 to apply AASB 7, AASB 132 and AASB 139 only from 1 July 2005. The consolidated entity has applied Australian accounting standards in force prior to financial years beginning 1 January 2005 ("AGAAP") to the comparative information on investments and other financial assets within the scope of AASB 7, AASB 132 and AASB 139.

In accordance with AGAAP, prior to 1 July 2005, interests in non-controlled entities or non-associated corporations are included in investments at the lower of cost or the recoverable amount.

In accordance with AIFRS, subsequent to 1 July 2005, the consolidated entity classifies its investments as financial assets at fair value through the profit or loss, or available for sale financial assets. The classification depends on the purpose for which the investments were acquired. The consolidated entity determines the classification of its investments at initial recognition and re-evaluates this designation at each reporting date when allowed and appropriate.

Financial assets at fair value through profit or loss

This category includes financial assets held for trading and financial assets designated at fair value through profit or loss on initial recognition. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated. A financial asset is designated in this category if there exists the possibility it will be sold in the short term and the asset is subject to frequent changes in fair value. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

Realised and unrealised gains and losses arising from changes in the fair value of the financial assets at fair value through profit or loss are included in the income statement in the period in which they arise.

Financial assets at fair value through the profit or loss are carried at fair value.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are designated as available-for-sale. They are included in non-current assets unless it is intended to dispose of the investment within 12 months of the balance sheet date.

Available-for-sale financial assets are carried at fair value.

Unrealised gains and losses arising from changes in the fair value of financial assets classified as available-for-sale are recognised in equity in the unrealised gains reserve until they are sold or impaired, at which time the accumulated fair value adjustments are included in the income statement.

The fair value of financial assets is based on active market prices. If the market for a financial asset is not active, the consolidated entity establishes fair value by using valuation techniques. These include reference to the fair values of recent arm's length transactions, involving the same instruments or other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the specific circumstances.

Investments in subsidiaries are carried at their cost of acquisition, less any impairment allowance, in the Company's financial statements.

1 Summary of Significant Accounting Policies (continued)

(n) Acquisition of Assets

The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of consideration given at the date of acquisition plus costs directly attributable to the acquisition. Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of the acquisition. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Where the consideration for an acquisition is specifically hedged, exchange gains or losses on the hedging transaction arising up to the date of acquisition and costs relative to the hedging transaction are deferred and included in the cost of acquisition.

The consolidated entity has taken the exemption available under AASB 1 not to apply AASB 3 to past business combinations that occurred before transition to AIFRS.

In accordance with AIFRS, where an entity is acquired and the fair value of the identifiable net assets acquired, including any existing restructuring liabilities and contingent liabilities assumed of the acquired entity exceeds the cost of acquisition, the difference represents a discount on acquisition. The discount on acquisition is recognised immediately in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired. Where goodwill arises it is brought to account on the basis described in note 1(s).

(o) Property, Plant and Equipment

Freehold land and buildings are recorded at cost, which is not in excess of the recoverable amount. Provision for depreciation of buildings has been made.

Plant and equipment is stated at cost less depreciation, amortisation and accumulated impairment losses, which is not in excess of the recoverable amount. Capital work in progress is stated at cost. Property, plant and equipment, except freehold land are depreciated over their useful lives on a straight line basis as follows:

Buildings	5 – 30 years
Plant and equipment	3 – 15 years
Leasehold improvements	5 – 10 years

(p) Impairment of Assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment, or more frequently whenever events or changes in circumstances indicate that it may be impaired.

Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognised in the income statement for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset.

For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units). Impairment losses recognised in respect of cash generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash generating units, and then to reduce the carrying amount of the other assets in the unit on a pro-rata basis.

(q) Leasehold Improvements

The cost of improvements to leasehold properties is amortised over the unexpired period of the lease or the estimated useful life of the improvement whichever is the shorter.

(r) Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Finance leases

Leases which effectively transfer substantially all the risks and benefits incidental to ownership of the leased item to the consolidated entity are capitalised at the lower of the fair value of the leased item and the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in interest bearing liabilities.

Lease payments are allocated between finance charges and reduction of the lease liability so as to achieve a constant rate on the finance balance outstanding. Finance charges are charged directly against income. Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term.

1 Summary of Significant Accounting Policies (continued)

(r) Leases (continued)

Operating leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense in the income statement on a straight-line basis.

(s) Goodwill

On acquisition of some or all of the assets of another entity the identifiable net assets acquired (including contingent liabilities assumed) are measured at their fair value. The excess of the fair value of the purchase consideration plus incidental expenses, over the fair value of the identifiable net assets, is brought to account as goodwill. As from 1 July 2004 goodwill is not amortised.

Goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired. Goodwill acquired is allocated to each of the cash-generating units expected to benefit from the combination's synergies. Impairment is determined by assessing the recoverable amount of the cash generating unit to which the goodwill relates.

For business combinations prior to 1 July 2004, the date of transition to AIFRS, goodwill is included on the basis of its amortised cost, being the amount recorded under the previous AGAAP. The consolidated entity has taken the exemption available under AASB 1 not to restate the opening AIFRS balance sheet for business combinations that occurred prior to transition to AIFRS.

(t) Research and Development, Patents and Intellectual Property

Current expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense when it is incurred.

Expenditure on development activities, being the application of research findings or other knowledge to a plan or design for the production of new or substantially improved products before the start of commercial production or use, is recognised in the income statement as incurred except where the products being developed are technically and commercially feasible and adequate resources are available to complete their development.

Expenditure on equipment used in research and development activities is capitalised in property, plant and equipment and depreciated over its estimated useful life.

Purchased intellectual property and other intangibles have been assessed as having finite lives and are carried at cost less accumulated amortisation and accumulated impairment losses. Purchased intellectual property and other intangibles are amortised on a systematic basis over their useful lifes (from 10 to 20 years).

The carrying value of intellectual property and other intangibles is tested for impairment annually, or more frequently where events or changes in circumstances indicate that they might be impaired.

(u) Trade and other payables

Liabilities for trade payables and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Trade and other creditors are non-interest bearing and have various repayment terms.

(v) Interest-Bearing Liabilities and Borrowings

Interest-bearing liabilities and borrowings are recognised initially at fair value net of transactions costs incurred. Subsequent to initial recognition, interest-bearing liabilities and borrowings are stated at amortised cost with any difference between the proceeds (net of transaction costs) and the redemption value recognised in the income statement over the period of borrowings using the effective interest method.

(w) Derivative Financial Instruments

The consolidated entity may use derivative financial instruments to hedge its exposure to foreign exchange risks arising from operational, financing and investment activities.

In accordance with it's treasury policy, the consolidated entity does not hold or issue derivative trading instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

The consolidated entity has taken the exemption available under AASB 1 to apply AASB 7, AASB 132 and AASB 139 from 1 July 2005. The consolidated entity has applied previous AGAAP in the comparative information on financial instruments within the scope of AASB 7, AASB 132 and AASB 139.

In accordance with AGAAP, prior to 1 July 2005, the consolidated entity entered into forward exchange contracts where it agrees to purchase or sell specified amounts of foreign currencies in the future at a predetermined exchange rate. The objective is to match the contracts with committed future cash flows from sales and purchases in foreign currencies, to protect the consolidated entity against exchange rate movements.

Notes to the Financial Statements continued

for the year ended 30 June 2006

1 Summary of Significant Accounting Policies (continued)

(w) Derivative Financial Instruments (continued)

Gains or costs arising from entering into forward exchange contracts, together with the subsequent exchange gains or losses resulting from re-measurement of those contracts by reference to movements in spot exchange rates are deferred in the balance sheet from the inception of the hedging transaction up to the date of the purchase or sale and included in the measurement of the purchase or sale.

In accordance with AIFRS, effective 1 July 2005, derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value. The gain or loss on remeasurement to fair value is recognised immediately in the income statement, except where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability or a highly probable forecasted transaction, in which case the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity. The ineffective part of any gain or loss is recognised immediately in the income statement.

The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles.

When the forecasted transaction, which is subject to a derivative financial instrument designated as a hedge, results in the recognition of a non-financial asset or non-financial liability, or the forecast transaction for a non-financial asset or non-financial liability becomes a firm commitment for which fair value hedge accounting is applied, the associated cumulative gain or loss is removed from equity and included in the initial cost or other carrying amount of the non-financial asset or liability.

If a hedge of a forecasted transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gains or losses that were recognised directly in equity are reclassified into the income statement in the same period or periods during which the asset acquired or liability assumed affects profit or loss.

For cash flow hedges, other than those covered by the preceding two policy statements, the associated cumulative gain or loss is removed from equity and recognised in the income statement in the same period or periods during which the hedged forecast transaction affects profit or loss.

(x) Provisions

Provisions are recognised when the consolidated entity has a present legal or constructive obligation arising from past transactions or events, it is probable that a future sacrifice of economic benefits will be made, and a reliable estimate of the amount of the obligation can be made.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognised as a borrowing cost. In addition, the following specific recognition criteria must also be met before a provision is recognised.

Dividends

A provision for dividends is not recognised as a liability unless the dividends are declared, determined or publicly recommended on or before the reporting date.

Claims provision including IBNR

The claims provision including Incurred But Not Reported (IBNR) is determined on an actuarial basis as the present value of potential future payments, using statistics based on past experience and a judgemental assessment of relevant risk and probability factors. The liability covers claims incurred but not paid, incurred but not reported and the anticipated direct and indirect costs of settling those claims.

Restructuring

A restructuring provision is recognised when the main features of the restructuring are planned, identifying the business/locations affected, location, function and approximate number of employees, the expenditures that will be undertaken and the implementation timetable, and there is a demonstrable commitment and valid expectation that the restructuring plan will be implemented.

Onerous contracts

A provision for onerous contracts is recognised when the expected economic benefits to be derived from a contract are less than the unavoidable costs of meeting the obligations under the contract.

Surplus lease space

A provision for surplus lease space is recognised when a net obligation exists in respect of operating leases that have been identified as surplus to the consolidated entity's current requirements.

1 Summary of Significant Accounting Policies (continued)

(y) Employee Benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to reporting date. These benefits include wages and salaries, annual leave, long service leave and other post retirement benefits.

Employee benefits including on costs expected to be settled within one year, together with benefits arising from wages and salaries and annual leave which will be settled after one year, are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. Long service leave and other post retirement benefits, including on costs, payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits using the projected unit credit method.

Employee benefits expenses and revenues are charged against profits on a net basis in their respective categories.

Superannuation Plans

The consolidated entity contributes to defined benefit and defined contribution superannuation plans for the benefit of all employees. Defined benefit superannuation plans provide defined lump sum benefits based on years of service and final average salary. Defined contribution plans receive fixed contributions from the consolidated entity and the consolidated entity's legal and constructive obligation is limited to these contributions.

A liability or asset in respect of defined benefit superannuation plans is recognised in the balance sheet, and is measured as the present value of the defined benefit obligation at the reporting date less the fair value of the superannuation fund's assets at that date and any unrecognised past service cost. The present value of the defined benefit obligation is based on expected future payments which arise from membership of the fund to the reporting date, calculated by independent actuaries using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.

Expected future payments are discounted using market yields at the reporting date on national government bonds with maturity and currency that match, as closely as possible, the estimated future cash outflows. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised in retained earnings as incurred.

Past service costs are recognised immediately in income, unless the changes to the superannuation fund are conditional on the employees remaining in service for a specified period of time (vesting period). In this case, the past service costs are amortised on a straight-line basis over the vesting period.

Future taxes that are funded by the entity and are part of the provision of the existing benefit obligation are taken into account in measuring the net liability or asset.

Contributions to defined contribution superannuation plans are recognised as an expense as they become payable.

Termination Benefits arising as a consequence of acquisitions

Liabilities for termination benefits relating to an acquired entity are recognised if a termination benefit liability of the acquired entity exists as at the date of the acquisition. Liabilities for termination benefits arising as a result of the acquisition are recognised in accordance with note 1(y).

(z) Share-based payment transactions

Under the Revised Senior Executive Share Ownership Plan and Employee Performance Rights Plan, Group Executives and Employees are granted options or performance rights over CSL Limited shares which only vest if the Company and the individual achieve certain performance hurdles.

Under the Global Employee Share Plan, all employees are granted the option to acquire discounted CSL Limited shares.

No employee expense is recognised in respect of options and rights granted before 7 November 2002 and/or vested before 1 January 2005. The shares are recognised when the options or rights are exercised and the proceeds received allocated to share capital.

The fair value of options or rights granted after 7 November 2002 and vesting after 1 January 2005 is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is recognised over the period during which the employees become unconditionally entitled to the options. The fair value at grant date is independently determined using a combination of the Binomial and Black Scholes option valuation methodologies, taking into account the terms and conditions upon which the options and rights were granted.

The fair value of the options granted excludes the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. At each reporting date, the Company revises its estimate of the number of options and rights that are expected to vest. The employee benefit expense recognised each period takes into account the most recent estimate of the number of options and rights that are expected to vest. No expense is recognised for options and rights that do not ultimately vest, except where vesting is conditional upon a market condition.

Upon exercise of options or rights, the balance of the share-based payments reserve relating to those options or rights is transferred to share capital.

CSL Limited and its controlled entities

Notes to the Financial Statements continued

for the year ended 30 June 2006

1 Summary of Significant Accounting Policies (continued)

(aa) Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue or buy-back of shares are shown in equity as a deduction, net of tax, from equity.

(bb) Earnings per share

Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to members, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

Diluted earnings per share

Diluted earnings per share adjusts the figures used in determination of basic earnings per share to take into account the after tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

Discontinued operations

Basic and diluted earnings per share attributable to discontinued operations is calculated by dividing the profit attributable to members from discontinued operations and dividing it by the weighted average number of ordinary shares calculated for the basic earnings per share and diluted earnings per share calculations as outline above respectively.

2 Segment Information

Business Segments

The consolidated entity's primary segment reporting format is business segments. The consolidated entity operates one segment – Human Health, the principal activity being to develop, manufacture and market biopharmaceutical products to the human health industry.

The Human Health business segment has been further broken down into ZLB Behring and Other Human Health to assist with external analysis of the financial statements. Other Human Health includes CSL Pharmaceutical and CSL Bioplasma.

Geographical Segments

The consolidated entity operates predominantly in three segments, being Australasia/Asia Pacific, Americas and EMEA. The geographic segment of Australasia/Asia Pacific comprises Australia, New Zealand and Asia. The geographic segment of Americas includes North and South America. The geographic segment of EMEA includes Europe, Middle East and Africa.

Segment Accounting Policies

The consolidated entity accounts for intersegment sales and transfers as if the sales or transfers were to third parties at current market prices.

Segment accounting policies are the same as the consolidated entity's policies described in note 1. During the financial year there were no changes in segment accounting policies.

2 Segment Information (continued)

Business Segments	ZLB Behring 2006 $000	Other Human Health 2006 $000	Total Human Health 2006 $000	ZLB Behring 2005 $000	Other Human Health 2005 $000	Total Human Health 2005 $000
External sales	2,445,621	403,287	2,848,908	2,195,196	413,769	2,608,965
Other external revenue	4,721	24,193	28,914	22,098	578	22,676
Segment revenue	2,450,342	427,480	2,877,822	2,217,294	414,347	2,631,641
Unallocated revenue			25,710			18,618
Total revenue			2,903,532			2,650,259
Segment results	497,947	47,902	545,849	390,182	57,721	447,903
Finance costs			(41,517)			(38,815)
Net unallocated revenue / expense			(5,352)			1,195
Profit before income tax expense and contingent consideration			498,980			410,283
Contingent consideration			(328,515)			
Profit before income tax expense			170,465			410,283
Income tax expense			(53,108)			(175,554)
Profit from continuing operations			117,357			234,729
Profit from discontinued operations, net of tax			-			253,045
Profit attributable to members of the parent entity			117,357			487,774
Assets and liabilities						
Segment assets	3,231,836	372,048	3,603,884	2,656,216	375,662	3,031,878
Unallocated assets			582,201			860,653
Total assets			4,186,085			3,892,531
Segment liabilities	807,710	69,887	877,597	494,979	38,420	533,399
Unallocated liabilities			1,318,684			1,250,607
Total liabilities			2,196,281			1,784,006
Other Segment information						
Segment capital expenditure	82,721	38,278	120,999	89,489	31,095	120,584
Unallocated capital expenditure			1,066			1,186
Discontinued operation capital expenditure			-			13,936
Total capital expenditure			122,065			135,706
Depreciation and amortisation	84,772	29,271	114,043	92,562	28,126	120,688
Unallocated depreciation and amortisation			2,021			1,803
Discontinued operation depreciation and amortisation			-			2,646
Total depreciation and amortisation			116,064			125,137
Other non-cash expenses	-	75	75	1,927	67	1,994

CSL Limited and its controlled entities

Notes to the Financial Statements continued

for the year ended 30 June 2006

2 Segment Information (continued)

Geographic Segments	Australasia/ Asia Pacific $000	Americas $000	Europe, Middle East & Africa $000	Consolidated $000
June 2006				
External revenues	**575,073**	**1,200,896**	**1,127,563**	**2,903,532**
Segment assets	**1,131,432**	**736,636**	**2,318,017**	**4,186,085**
Total capital expenditure	**39,703**	**40,000**	**42,362**	**122,065**
June 2005				
External revenues	503,562	1,022,998	1,123,699	2,650,259
Segment assets	1,074,905	699,882	2,117,744	3,892,531
Total capital expenditure	68,413	33,892	33,401	135,706

	Consolidated Entity		Parent Entity	
	2006 $000	**2005 $000**	**2006 $000**	**2005 $000**
3 Revenue and expenses				
Revenue and expenses from continuing operations				
(a) Revenue				
Sales revenue	**2,848,908**	2,608,965	**346,822**	363,320
Other revenue				
Dividend revenue:				
Subsidiaries	**-**		**2,265**	16,331
Finance revenue	**25,466**	16,940	**8,337**	12,650
Rent	**950**	940	**950**	940
Royalties and licence revenue	**28,208**	23,414	**23,464**	1,077
Total other revenues	**54,624**	41,294	**35,016**	30,998
Total revenue from continuing operations	**2,903,532**	2,650,259	**381,838**	394,318
Finance revenue comprises:				
Interest received/receivable:				
Other persons and/or corporations	**25,317**	16,797	**8,033**	11,584
Subsidiaries	**-**		**165**	923
Key management personnel	**149**	143	**139**	143
	25,466	16,940	**8,337**	12,650
(b) Other Income				
Government grants	**1,660**		**1,660**	
Net gains on disposal of plant, property and equipment	**421**		**-**	
Total other income	**2,081**		**1,660**	

The consolidated entity has also entered into various grant agreements relating to the development, commercialisation and production of pharmaceutical products. The grants received are deferred until all conditions or other contingencies attaching to them have been satisfied, at which time they are recognised as other income over the period necessary to match them with the expenses that they are intended to compensate.

	Notes	Consolidated Entity 2006 $000	Consolidated Entity 2005 $000	Parent Entity 2006 $000	Parent Entity 2005 $000
3 Revenue and expenses (continued)					
(c) Finance costs					
Interest paid/payable					
Other persons and/or corporations		34,157	29,544	4,826	387
Non-cash interest - Unwinding of discount		7,360	9,271	-	-
Total finance costs		41,517	38,815	4,826	387
(d) Depreciation and amortisation included in the income statement					
Depreciation and amortisation of fixed assets					
Buildings depreciation	12	8,936	11,702	4,007	3,836
Plant and equipment depreciation	12	92,243	101,029	27,115	25,910
Leased property, plant and equipment amortisation	12	2,877	3,907	-	-
Leasehold improvements amortisation	12	950	51	-	-
Total depreciation and amortisation of fixed assets		105,006	116,689	31,122	29,746
Amortisation of intangibles					
Intellectual Property	14	11,058	5,802	-	-
Total amortisation of intangibles		11,058	5,802	-	-
Total depreciation and amortisation		116,064	122,491	31,122	29,746
(e) Other expenses					
Write-down of inventory to net realisable value		14,852	26,148	3,490	981
Doubtful debts		8,787	2,528	(74)	(3)
Net loss on disposal of PPE		-	1,994	75	67
Net foreign exchange (gain)/loss		951	(643)	611	(980)
(f) Lease payments and related expenses included in the income statement					
Rental expenses relating to operating leases		34,098	41,039	1,930	1,433
(g) Employee benefits expense					
Salaries and wages		674,602	665,815	116,505	106,182
Defined benefit plan (benefit)/expense	25	14,218	(18,799)	1,952	2,017
Defined contribution plan expense	25	19,638	14,480	9,610	8,631
Share based payments expense	22	4,684	2,294	4,684	2,294
		713,142	663,790	132,751	119,124

CSL Limited and its controlled entities

Notes to the Financial Statements continued

for the year ended 30 June 2006

	Notes	Consolidated Entity 2006 $000	Consolidated Entity 2005 $000	Parent Entity 2006 $000	Parent Entity 2005 $000
4 Income tax					
Income tax expense reported in the consolidated income statement		53,108	175,554	5,569	9,516
Income tax expense attributable to discontinued operations		-	37,429	-	
		53,108	212,983	5,569	9,516
(a) Reconciliation of income tax expense					
Recognised in the income statement					
Current tax expense					
Current year		160,191	95,677	6,714	12,253
Deferred tax expense					
Origination and reversal of temporary differences		(96,638)	87,192	(2,432)	64
(Tax losses recognised)/ Expense on derecognition of tax losses		(13,184)	22,185	-	
	13	(109,822)	109,377	(2,432)	64
Under (over) provided in prior years		2,739	7,929	1,287	(2,801)
Income tax expense reported in the income statement		53,108	212,983	5,569	9,516
Recognised directly in equity					
Deferred tax benefit/expense					
Share based payments		6,427		6,427	
Net actuarial (gain)/loss on defined benefit plans		6,319	(8,184)	(616)	17
Income tax expense recognised in equity	13	12,746	(8,184)	5,811	17
(b) Reconciliation between tax expense and pre-tax net profit					
The reconciliation between tax expense and the product of accounting profit before income tax multiplied by the consolidated entity's applicable income tax rate is as follows:					
Accounting profit before tax from continuing operations		170,465	410,283	21,603	64,811
Accounting profit before tax from discontinued operations		-	290,474	-	
Accounting profit before income tax		170,465	700,757	21,603	64,811
Income tax calculated at 30% (2005: 30%)		51,139	210,228	6,481	19,443
Research and development		(2,984)	(2,404)	(2,984)	(2,404)
Non-assessable capital loss / (gain)		2,073	(51,193)	-	
Exempt dividends received		-		(680)	(4,899)
Other non-deductible expenses / (non-assessable revenue)		7,570	9,945	1,466	177
(Utilisation of tax losses)/Unrecognised deferred tax assets		(13,183)	22,185	-	
Effects of different rates of tax on overseas income		5,754	16,293	-	
Under/(Over) provision in prior year		2,739	7,929	1,286	(2,801)
		53,108	212,983	5,569	9,516

4 Income tax (continued)

Tax consolidation in Australia

The Company and its wholly owned Australian resident entities formed a tax consolidation group with effect from 1 July 2004 and therefore are taxed as a single entity from that date. CSL Limited is the head entity of the tax consolidated group.

Tax effect accounting by members of the tax consolidated group in Australia

Current tax expense/income, deferred tax liabilities and deferred tax assets arising from temporary differences of the members of the tax-consolidation group are recognised in the separate financial statements of the members of the tax-consolidation group using the 'separate taxpayer within group' approach, by reference to the carrying amounts in the separate financial statements of each entity and the tax values applying under tax consolidation.

Current tax liabilities (or assets) and deferred tax assets arising from unused tax losses of the subsidiaries are assumed by the head entity in the tax consolidation group and are recognised as amounts payable (receivable) to/(from) other entities in the tax-consolidated group in conjunction with any tax funding arrangement amounts (refer below). Any difference between these amounts is recognised as an equity contribution or distribution.

The Company recognises deferred tax assets arising from unused tax losses of the tax-consolidated group to the extent that it is probable that future taxable profits of the tax-consolidated group will be available against which the asset can be utilised.

Tax funding arrangements and tax sharing agreements in Australia

Members of the tax-consolidated group have entered into a tax funding agreement. The tax funding agreement sets out the funding obligations of members of the tax-consolidated group. Payments are required to/from the head entity equal to the current tax liability/(asset) assumed and any deferred tax assets arising from unused tax losses assumed by the head entity, resulting in the head entity recognising an inter-entity payable/(receivable) equal to the tax liability/(asset) assumed. The inter-entity payable/(receivable) is at call.

Contributions to fund the current tax liabilities are payable as per the tax funding arrangement and reflect the timing of the head entity's obligation to make payments for tax liabilities to the relevant authorities.

The head entity, in conjunction with other members of the tax-consolidated group, has also entered into a tax sharing agreement. The tax sharing agreement provides for the determination of the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. No amounts have been recognised in the financial statements in respect of this agreement as payment of any amount under the tax sharing agreement is considered remote.

5 Contingent consideration on acquisition of Aventis Behring

On 31 March 2004, the consolidated entity acquired the global plasma therapeutics business of Aventis Behring. The consideration included contingent payments. A cash payment or issue of shares (at CSL Limited's discretion) in the amount of USD 125 million will be required to be made by the consolidated entity if the ordinary share price of CSL Limited is above A$28 per share ('trigger price') for a specified future period. To satisfy this requirement, the volume weighted average share price of an ordinary share of CSL Limited must be above the trigger price for any 60 consecutive trading days during the period from 27 September 2007 to 26 March 2008.

A further cash payment or issue of shares (at CSL Limited's discretion) in the amount of USD 125 million will be required to be made by the consolidated entity if the ordinary share price of CSL Limited is above A$35 per share for a specified future period. The same requirement for the trigger price must be satisfied as mentioned above.

On 20 June 2006 the Board of Directors performed their six monthly review of the likelihood of the potential contingent payments meeting the criteria for recognition as a provision. During this review it was determined that as a result of the continued positive business performance the contingency now met the recognition criteria and accordingly a provision was raised by the Group and booked in the accounts of the acquirer, ZLB Bioplasma (Hong Kong) Limited.

Consistent with AIFRS and the company's announcement at the time of the acquisition, the provision is charged to the Income Statement at the time of recognition. To provide the reader with greater clarity of the effect of this charge on the financial statements, it has been separately shown on the face of the Income Statement. The liability is included on the balance sheet within non-current provisions (see note 19).

6 *Discontinued operations*

On 28 February 2005, the consolidated entity disposed of the JRH business unit, a separate business segment, to Sigma-Aldrich Corporation. The disposal included 100% of the voting shares in CSL US Inc, JRH Biosciences Limited and JRH Biosciences Pty Ltd. CSL US Inc was the owner of JRH Biosciences Inc.

Details on the sale of the JRH businesses are as follows:

	Consolidated Entity
	2005 $000
(a) Profit after tax from discontinued operation	
Pre-tax gain on sale or discontinued operation (see (b) below)	278,902
Post 1 July 2004 foreign currency translation reserve movement	(11,164)
Income tax expense	(30,051)
Gain on sale after tax	237,687
Contribution for the period 1 July 2004 to 28 February 2005 after tax (see (c) below)	15,358
Profit after tax from discontinued operation	253,045
(b) Gain on sale and effect of the disposal on individual assets and liabilities of the consolidated entity	
Cash and cash equivalents	(18,883)
Trade and other receivables	(18,297)
Inventories	(113,276)
Property, plant and equipment	(40,475)
Deferred tax assets	(717)
Intangible assets	(9,785)
Trade and other payables	20,989
Provisions	1,120
Net identifiable assets and liabilities	(179,344)
Consideration received, satisfied in cash	458,246
Pre-tax gain on sale of discontinued operation	278,902
Net cash inflow from transaction (consideration net of cash disposed)	439,363
(c) Analysis of profit and loss contribution for the period 1 July 2004 to 28 February 2005 of the discontinued operation	
Sales revenue	140,969
Cost of sales	(94,091)
Gross profit	46,878
Other revenues	264
Research and development expenses	(4,763)
Selling and marketing expenses	(7,470)
General and administration expenses	(9,348)
Finance costs	(2,825)
Profit before income tax	22,736
Income tax expense	(7,378)
Net profit after tax	15,358
(d) Cash flows for the period 1 July 2004 to 28 February 2005 of the discontinued operation	
Net cash flows from operating activities	(9,566)
Net cash flows from investing activities	(14,868)
Net cash flows from financing activities	
Net cash flows	(24,434)

	Consolidated Entity		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
7 Cash and cash equivalents				
Cash at bank and on hand	384,064	258,528	28,066	
Cash deposits	369,630	465,314	149,224	461,769
	753,694	723,842	177,290	461,769
8 Trade and other receivables				
Current				
Trade receivables	538,726	502,325	35,843	29,673
Less: Allowance for doubtful debts (i)	13,744	4,170	423	497
	524,982	498,155	35,420	29,176
Sundry receivables	40,063	38,828	7,805	15,089
Prepayments	28,634	22,244	3,036	2,419
Receivables – wholly owned subsidiaries	-		49,534	24,599
Receivables – partly owned subsidiaries	-		3,939	
	593,679	559,227	99,734	71,283
Non Current				
Related parties				
Wholly owned subsidiaries	-		-	5,148
Partly owned subsidiaries	-		-	3,939
Loans to key management personnel – executive directors	511	941	511	941
Loans to key management personnel – other executives	4,937	5,041	4,937	5,449
Loans to other employees	5,669	5,032	5,669	4,564
Long Term Deposits	6,556	3,012	-	
	17,673	14,026	11,117	20,041
(i) Reconciliation of Allowance for doubtful debts				
Opening balance	4,170	1,642	497	500
Additional allowance / (utilised)	8,787	3,901	(74)	(3)
Currency translation differences	787	(1,373)	-	
	13,744	4,170	423	497
9 Inventories				
Raw materials and stores – at cost	188,269	196,939	13,088	11,922
Less: Allowance for diminution in value	10,139	3,515	967	169
Raw materials and stores – net	178,130	193,424	12,121	11,763
Work in progress – at cost	413,415	539,361	19,073	18,673
Less: Allowance for diminution in value	25,699	33,780	1,549	902
Work in progress – net	387,716	505,581	17,524	17,771
Finished goods – at cost	423,129	265,896	37,985	31,355
Less: Allowance for diminution in value	15,548	18,318	1,204	1,438
Finished goods – net	407,581	247,578	36,781	29,917
	973,427	946,583	66,426	59,451
10 Other financial assets				
Current				
At fair value through the profit or loss;				
Managed financial assets	7,872		-	

	Consolidated Entity 2006 $000	Consolidated Entity 2005 $000	Parent Entity 2006 $000	Parent Entity 2005 $000
11 Other financial assets (continued)				
Non-current				
Available for sale financial assets				
Unlisted equity securities	4,728		4,728	
At fair value through the profit or loss				
Managed financial assets	-	11,868	-	
Investment in non-controlled entity at cost	-	4,698	-	4,698
Shares in subsidiaries – at cost (refer note 31)	-		1,228,207	1,228,207
	4,728	16,566	1,232,935	1,232,905
12 Property, Plant and Equipment				
Land at cost				
Opening balance	26,097	27,090	25,030	25,030
Other additions	-	809	-	
Disposals	(411)	(1,607)	-	
Currency translation differences	48	(195)	-	
Closing balance	25,734	26,097	25,030	25,030
Buildings at cost				
Opening balance	196,653	206,448	81,162	71,214
Transferred from capital work in progress	24,803	42,895	2,093	9,948
Other additions	264		-	
Disposals	(101)	(5,159)	-	
Currency translation differences	9,741	(47,331)	-	
Closing balance	231,360	196,653	83,255	81,162
Accumulated depreciation and impairment losses				
Opening balance	39,039	33,241	22,500	18,664
Depreciation for the year	8,936	11,875	4,007	3,836
Disposals	(103)	(1,221)	-	
Currency translation differences	2,769	(4,856)	-	
Closing balance	50,641	39,039	26,507	22,500
Net book value of buildings	180,719	157,614	56,748	58,662
Net book value of land and buildings	206,453	183,711	81,778	83,692
Leasehold improvements at cost				
Opening balance	4,208	11,687	168	168
Transferred from capital work in progress	1,286	952	-	
Other additions	31	5,221	-	
Disposals	(26)	(13,234)	(9)	
Currency translation differences	(459)	(418)	-	
Closing balance	5,040	4,208	159	168
Accumulated amortisation and impairment				
Opening balance	2,282	5,575	168	168
Amortisation for the year	950	798	-	
Disposals	(17)	(3,473)	(9)	
Currency translation differences	163	(618)	-	
Closing balance	3,378	2,282	159	168
Net book value of leasehold improvements	1,662	1,926	-	

Notes to the Financial Statements continued

for the year ended 30 June 2006

	Consolidated Entity		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
12 Property, Plant and Equipment (continued)				
Plant and equipment at cost				
Opening balance	884,337	909,362	486,233	431,208
Transferred from capital work in progress	69,160	82,424	17,020	56,296
Other additions	18,297	29,431	-	
Disposals	(24,187)	(57,175)	(10,408)	(1,270)
Currency translation differences	47,013	(79,725)	-	
Closing balance	994,620	884,337	492,845	486,234
Accumulated depreciation and impairment				
Opening balance	412,570	381,776	321,728	297,008
Depreciation for the year	92,243	102,755	27,115	25,910
Disposals	(22,151)	(27,670)	(10,128)	(1,189)
Currency translation differences	26,641	(44,291)	-	
Closing balance	509,303	412,570	338,715	321,729
Net book value of plant and equipment	485,317	471,767	154,130	164,505
Leased property, plant and equipment at cost				
Opening balance	33,617	33,046	-	
Other additions	256	4,741	-	
Disposals	(116)	(731)	-	
Currency translation differences	3,536	(3,439)	-	
Closing balance	37,293	33,617	-	
Accumulated amortisation and impairment				
Opening balance	3,741	214	-	
Amortisation for the year	2,877	3,907	-	
Disposals	(108)		-	
Currency translation differences	1,371	(380)	-	
Closing balance	7,881	3,741	-	
Net book value of leased property, plant and equipment	29,412	29,876	-	
Capital work in progress				
Opening balance	81,863	120,170	13,205	47,420
Other additions	103,084	64,813	38,880	32,029
Transferred to buildings at cost	(24,803)	(12,895)	(2,092)	(9,948)
Transferred to plant and equipment at cost	(69,160)	(82,424)	(17,020)	(56,296)
Transferred to leasehold improvements at cost	(1,286)	(952)	-	
Currency translation differences	3,794	(7,049)	-	
Closing balance	93,492	81,863	32,973	13,205
Total net book value of property, plant and equipment	816,336	769,143	268,881	261,402

Notes to the Financial Statements continued

for the year ended 30 June 2006

	Consolidated Entity		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
13 Deferred tax assets and liabilities				
Deferred tax asset	187,432	76,659	-	
Deferred tax liability	(61,767)	(78,277)	(1,715)	(9,958)
Net deferred tax asset / (liability)	125,665	(1,618)	(1,715)	(9,958)
(a) Deferred tax balances comprise temporary differences attributable to:				
Amounts recognised in the income statement				
Trade and other receivables	(7,518)	(4,935)	449	(143)
Inventories	41,698	21,330	(2,095)	(1,486)
Property, plant and equipment	(62,066)	(55,637)	(18,797)	(20,701)
Intangible assets	(49,171)	(34,357)	-	
Other assets	8,169	(170)	153	230
Trade and other payables	8,813	12,921	2,084	1,382
Interest bearing liabilities	751	910	-	
Other liabilities and provisions	163,428	66,052	10,680	10,743
Recognised carry forward tax losses	7,474	26	-	
Other	1,341	426	-	
	112,919	6,566	(7,526)	(9,975)
Amounts recognised in equity				
Other assets	6,427		6,427	
Interest bearing liabilities	-		-	
Other liabilities and provisions	6,319	(8,184)	(616)	17
	12,746	(8,184)	5,811	17
Net deferred tax asset/(liability)	125,665	(1,618)	(1,715)	(9,958)
(b) Movement reconciled				
Opening balance	(1,618)	128,653	(9,958)	(9,877)
Credited/(charged) to the income statement	109,882	(109,337)	2,432	(64)
Credited/(charged) to equity	12,746	(8,184)	5,811	(17)
Acquisition of subsidiary	-		-	
Disposal of subsidiary	-	(717)	-	
Currency translation difference	4,655	(12,033)	-	
Closing balance	125,665	(1,618)	(1,715)	(9,958)
(c) Unrecognised deferred tax assets				
Deferred tax assets have not been recognised in respect of the following:				
Tax losses				
Expiry date in less than 1 year	226		-	
Expiry date greater than 1 year but less than 5 years	-	3,567	-	
Expiry date greater than 5 years	6,519	20,460	-	
No expiry date	19,547	35,899	-	
	26,292	59,926	-	

Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profit will be available for utilisation in the entities that have recorded these losses.

	Consolidated Entity		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
14 Intangible Assets				
(a) Carrying amounts				
Goodwill				
Opening balance	692,591	785,380	-	
Disposals	-	(9,785)	-	
Currency translation differences	42,840	(83,004)	-	
Closing balance	735,431	692,591	-	
Intellectual property				
Opening balance	104,411	80,277	20,000	20,000
Additions	-	32,098	-	
Disposals	-		-	
Currency translation differences	1,438	(7,964)	-	
Closing balance	105,849	104,411	20,000	20,000
Accumulated amortisation and impairment				
Opening balance	10,567	5,787	-	
Amortisation for the year	11,058	5,802	-	
Disposals	-		-	
Currency translation differences	(1,186)	(1,022)	-	
Closing balance	20,439	10,567	-	
Net intellectual property	85,410	93,844	20,000	20,000
Total net intangible assets	820,841	786,435	20,000	20,000

The amortisation charge is recognised in general and administration expenses in the income statement.

(b) Impairment tests for cash generating units containing goodwill

All goodwill is related to the ZLB Behring cash generating unit.

The impairment test for the ZLB Behring cash generating unit is based on value in use calculations. These calculations use cash flow projections based on actual operating results and the three year strategic business plan. Cash flows for a further period of 3 years have been extrapolated using a zero per cent growth rate at which point a Terminal Value is calculated based on a business valuation multiple. The valuation multiple has been calculated based on independent external analyst views, long term government bond rates and the Company's pre-tax cost of debt. Projected cash flows have been discounted by using the implied pre-tax discount rate of 9.44% associated with the business valuation multiple discussed above.

The recoverable amount of the unit significantly exceeds its carrying amount including goodwill. It is not considered a reasonable possibility for a change in assumptions to occur that would lead to the recoverable amount falling below the units carrying amount.

CSL Limited and its controlled entities

Notes to the Financial Statements continued

for the year ended 30 June 2006

	Consolidated Entity		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
15 Retirement benefit assets and liabilities				
Retirement benefit assets				
Non-current				
Defined benefit plans (refer note 25)	3,514	50	1,840	
Retirement benefit liabilities				
Current defined benefit plans (refer note 25)	4,635		-	
Non-current defined benefit plans (refer note 25)	90,588	95,667	-	159
Total retirement benefit liabilities	95,223	95,667	-	159
16 Trade and other payables				
Current				
Trade payables	136,089	146,846	32,859	31,356
Accruals and other payables	252,890	251,709	37,179	23,441
Payable – wholly owned subsidiaries	-		618,961	540,402
	388,979	398,555	688,999	595,199
17 Interest-bearing liabilities and borrowings				
Current				
Bank overdrafts – Unsecured	5,706	4,091	-	
Bank loans – Unsecured (a)	347,333	1,011	-	
Senior Unsecured Notes – Unsecured (b)	18,993		-	
Deferred cash settlement for subsidiary acquired – Unsecured (c)	80,228		-	
Deferred cash settlement for intangibles acquired – Unsecured (d)	9,261	8,283	-	
Lease liability – Secured (e)	2,111	1,756	-	
	463,632	15,141	-	
Non-current				
Bank loans – Unsecured (a)	139,589	457,258	-	
Senior Unsecured Notes – Unsecured (b)	317,477	324,891	-	
Deferred cash settlement for subsidiary acquired – Unsecured (c)	82,262	150,950	-	
Deferred cash settlement for intangibles acquired – Unsecured (d)	16,459	24,255	-	
Lease liability – Secured (e)	39,410	38,485	-	
	595,197	995,839	-	

(a) The consolidated entity has a global multi-currency facility of $650 million (2005: $650 million). During the year there were no additional draw downs under the facility. The current portion of the facility expires in March 2007, with the non-current portion expiring in March 2009. Interest is payable semi-annually in arrears at a variable rate.

(b) Represents USD250 million of Senior Unsecured Notes placed into the US Private Placement market. The Notes mature in December 2012 with interest fixed at 5.30% and 5.90%. Repayments are made biannually from December 2006 to December 2012. On 19 June 2006 USD88 million of the notes was converted into Euro 70 million via an agreement with the noteholders. The Euro notes have the same maturity profile as the USD notes, however the interest rate on the Euro notes is fixed at 3.98% and 4.70%.

17 Interest-bearing liabilities and borrowings (continued)

(c) At reporting date, the company had a deferred cash settlement representing the present value of the remaining consideration payable for the acquisition of Aventis Behring, discounted at the prevailing commercial borrowing rate and payable in tranches as follows:

Payment (USD)	Payment Date	Discount Rate
30 million	15 July 2006	3.79%
30 million	31 December 2006	4.29%
65 million	31 December 2007	4.66%

(d) The company has deferred cash settlements for consideration payable on the acquisition of intangible assets, discounted at the incremental borrowing rate at the time of acquisition (ranging from 2% to 3.5%). Payment dates are determined in accordance with the acquisition agreements and are payable at various dates concluding in 2007.

(e) Finance leases have an average lease term of 18 years (2005: 18 years). The weighted average discount rate implicit in the leases is 6.14% (2005: 6.37%). The consolidated entity's lease liabilities are secured by leased assets of $29.4m (2005: $29.9m). In the event of default, leased assets revert to the lessor.

Refer to note 32 for details on the total facilities available and drawn down. Note 36 has further information about the consolidated entity's exposure to interest rate risk, foreign exchange risk and the fair value of financial assets and liabilities.

	Consolidated Entity		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
18 Tax assets and liabilities				
Current Assets				
Income tax	**6,889**		**6,889**	
Tax Liabilities				
Current liability income tax	**88,038**	37,130	**-**	
Non-current income tax	**5,043**		**-**	
Total tax liabilities	**93,081**	37,130	**-**	

CSL Limited and its controlled entities

Notes to the Financial Statements continued

for the year ended 30 June 2006

	Consolidated Entity		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
19 Provisions				
Current				
Employee benefits (refer note 25)	66,237	47,198	24,805	16,717
Restructuring (i)	10,828	23,319	-	
Onerous contracts (ii)	4,676	2,467	-	
Surplus lease space (iii)	2,343	6,720	-	
Other (vi)	1,801	2,187	1,310	1,131
	85,885	81,891	26,115	17,848
Non-current				
Employee benefits (refer note 25)	52,586	56,174	4,221	10,646
Onerous contracts (ii)	15,863	12,783	-	
Surplus lease space (iii)	948	3,844	-	
Provision for contingent consideration on Aventis Behring acquisition (refer Note 5 and (iv))	337,654		-	
Claims provision including IBNR (v)	1,002	5,745	1,002	5,745
	408,053	78,546	5,223	16,391

(i) Restructuring

This provision is for restructuring.

(ii) Onerous contracts

The provision recognised is based on the excess of the estimated cash flows to meet the unavoidable costs, over the estimated cash flows to be received in relation to certain contracts, having regard to the risks of the activities relating to the contracts.

(iii) Surplus lease space

A surplus lease space provision has been recognised in respect to the net obligation payable for various non-cancellable operating leases where the leases have been identified as surplus to the consolidated entity's current requirements.

(v) Claims provision

The Australian Government has indemnified CSL Limited for certain existing and potential claims made for personal injury and damage suffered through use of certain products manufactured by CSL Limited under government ownership. The indemnity covers AIDS and hepatitis related claims for blood products derived from Australian blood. The indemnity also covers CJD claims for human pituitary hormones (manufacture of which ceased in 1985) and claims for pertussis vaccines manufactured prior to June 1994.

Discounting

Where the effect of discounting is determined to be material to the provision, the net estimated cash flows are discounted using a pre-tax discount rate reflecting current market assessments of the time value of money and the risks specific to the liability.

	Consolidated Entity		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
19 Provisions (continued)				
Movements				
(i) Restructuring				
Opening balance	23,319	115,879	-	
Additional provision	-	5,014	-	
Payments made	(10,086)	(89,364)	-	
Provision released	(3,357)	-	-	
Currency translation differences	952	(8,210)	-	
Closing balance	10,828	23,319	-	
(ii) Onerous contracts				
Opening balance	15,250	33,767	-	
Additional provision	9,111		-	
Payments made	(5,025)	(14,682)	-	
Currency translation differences	1,203	(3,835)	-	
Closing balance	20,539	15,250	-	
(iii) Surplus lease space				
Opening balance	10,564	14,502	-	
Additional provision	-	896	-	
Payments made	(4,908)	(2,960)	-	
Provision released	(2,511)		-	
Currency translation differences	146	(1,884)	-	
Closing balance	3,291	10,564	-	
(iv) Contingent consideration on Aventis Behring acquisition				
Opening balance	-		-	
Provision recognised	328,515		-	
Currency translation differences	9,139		-	
Closing balance	337,654		-	
(v) Claims provision including IBNR				
Opening balance	5,745	11,161	5,745	11,161
Provisions utilised	(4,743)	(5,416)	(4,743)	(5,416)
Closing balance	1,002	5,745	1,002	5,745
(vi) Other				
Opening balance	2,187	4,587	1,131	1,250
Additional provision	1,101	2,053	74,575	1,277
Payments made	(1,539)	(4,089)	(74,396)	(1,396)
Currency translation differences	52	(364)	-	
Closing balance	1,801	2,187	1,310	1,131
20 Deferred government grants				
Current deferred income	371	296	371	296
Non-current deferred income	4,093	2,664	4,093	2,664
	4,464	2,960	4,464	2,960

Notes to the Financial Statements continued

for the year ended 30 June 2006

	Consolidated Entity 2006 $000	Consolidated Entity 2005 $000	Parent Entity 2006 $000	Parent Entity 2005 $000
21 Contributed equity				
Ordinary shares issued and fully paid	994,101	1,223,466	994,101	1,223,466

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Ordinary shares entitle their holder to one vote, either in person or proxy, at a meeting of the company.

	2006 Number of shares	2006 $000	2005 Number of shares	2005 $000
Movement in ordinary shares on issue				
Opening balance	188,272,370	1,223,466	196,448,377	1,502,417
Share buy-back inclusive of cost (i)	(8,000,000)	(281,538)	(10,000,000)	(317,795)
Shares issued to employees through participation in SESOP II (ii)	1,553,870	49,917	985,210	15,628
Shares issued to shareholders though participation in Dividend Reinvestment Plan (iii)	-	-	770,457	21,442
Shares issued to employees through participation in GESP (iv)	62,779	1,794	68,326	1,342
Share Based payments reserve transfer (see note 22)	-	462		432
Closing balance	181,889,019	994,101	188,272,370	1,223,466

(i) As part of its continuing capital management program, the Company purchased 8,000,000 ordinary shares on market at an average price of $35.16 per share, with prices ranging from $34.25 to $36.44. The share buy-back was approved by the Board on 28 June 2005. All shares were cancelled prior to 31 December 2005.

During March, April and May 2005, the Company purchased 10,000,000 ordinary shares on market as part of its ongoing capital management program. Of these 8,871,306 were cancelled prior to 30 June 2005 and 1,128,694 cancelled subsequent to 30 June 2005. The share buy-back was approved by the Board on 22 February 2005. The shares were acquired at an average price of $31.76 per share, with prices ranging from $28.57 to $35.05.

	Consolidated Entity 2006 $000	Consolidated Entity 2005 $000	Parent Entity 2006 $000	Parent Entity 2005 $000
(ii) Options exercised under SESOP II as disclosed in note 26 were as follows:				
0 issued at $8.93	-	893	-	893
0 issued at $10.82	-	631	-	631
52,200 issued at $12.19	636	1,398	636	1,398
0 issued at $13.23	-	5,192	-	5,192
17,000 issued at $20.84	354	1,417	354	1,417
12,000 issued at $21.01	252	1,008	252	1,008
40,000 issued at $23.07	923	3,691	923	3,691
459,610 issued at $27.97	12,855	420	12,855	420
467,580 issued at $34.04	15,917	978	15,917	978
18,000 issued at $20.67	372		372	
24,800 issued at $49.94	1,239		1,239	
462,680 issued at $37.54	17,369		17,369	
	49,917	15,628	49,917	15,628
(iii) Shares issued to shareholders under the Dividend Reinvestment Plan	-	21,442	-	21,442
	-	21,442	-	21,442

	Consolidated Entity		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
21 Contributed equity (continued)				
(iv) Shares issued to employees under Global Employee Share Plan (GESP) as disclosed in note 26 were as follows:				
29,789 issued at $27.59 on 9 September 2005	822	549	822	549
32,990 issued at $29.46 on 8 March 2006	972	793	972	793
	1,794	1,342	1,794	1,342
22 Reserves				
Share based payments reserve (i)	13,452	2,803	13,452	2,803
Net unrealised gains reserve (ii)	(101)		(101)	
Foreign currency translation reserve (iii)	(69,118)	(185,809)	-	
	(55,767)	(183,006)	13,351	2,803
Movement reconciliation				
(i) Share based payments reserve				
Opening balance	2,803	941	2,803	941
Share based payments expense	4,684	2,294	4,684	2,294
Deferred tax on share based payments	6,427		6,427	
Transfer to contributed equity	(462)	(432)	(462)	(432)
Closing balance	13,452	2,803	13,452	2,803
(ii) Net unrealised gains reserve				
Opening balance	-		-	
Unrealised losses on revaluation of available-for-sale investments	(101)		(101)	
Closing balance	(101)		(101)	
(iii) Foreign currency translation reserve				
Opening balance	(185,809)		-	
Net exchange gains/(losses) on translation of foreign subsidiaries, net of hedge	116,691	(196,973)	-	
Realised exchange loss on disposal of foreign subsidiaries reclassified to the income statement, net of hedge	-	11,164	-	
Closing balance	(69,118)	(185,809)	-	

Nature and purpose of reserves

(i) Share based payments reserve

The share based payments reserve is used to recognise the fair value of options, performance rights and global employee share plan rights issued but not exercised. Amounts are transferred to contributed equity when options and other equity instruments are exercised.

(ii) Net unrealised gains reserve

The net unrealised gains reserve is used to recognise the cumulative changes in the fair value, net of tax, of investments that are classified as available-for-sale. Amounts are recognised in profit or loss when the associated assets are sold or impaired.

(iii) Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign operations and exchange gains and losses arising on those foreign currency borrowings which are designated as hedging the Company's net investment in foreign operations.

Notes to the Financial Statements continued

for the year ended 30 June 2006

	Consolidated Entity		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
23 Retained earnings				
Opening balance	1,068,065	681,377	258,067	287,684
Net profit for the year	117,357	487,774	16,034	55,295
Dividends	(124,394)	(84,950)	(124,394)	(84,950)
Actuarial gain/(loss) on defined benefit plans	(15,877)	(24,320)	2,053	55
Deferred tax on actuarial gain/(loss) on defined benefit plans	6,319	8,184	(616)	(17)
Closing balance	1,051,470	1,068,065	151,144	258,067

(a) Dividends paid

	Consolidated 2006 $000	Consolidated 2005 $000	Parent 2006 $000	Parent 2005 $000
Dividends recognised in the current year by the Company are:				
Final ordinary dividend of 30 cents per share, fully franked, paid on 10 October 2005 (2005: 26 cents per share, fully franked)	55,113	51,249	55,113	51,249
Special dividend of 10 cents per share, franked to 1.78 cents, paid on 10 October 2005 (2005: Nil cents per share)	18,371		18,371	
Interim ordinary dividend of 28 cents per share, unfranked, paid on 13 April 2006 (2005: 17 cents per share, fully franked)	50,910	33,701	50,910	33,701
	124,394	84,950	124,394	84,950

(b) Dividends not recognised at year end

	Consolidated 2006 $000	Consolidated 2005 $000	Parent 2006 $000	Parent 2005 $000
In addition to the above dividends, since year end the directors have recommended the payment of a final dividend of 40 cents per share, unfranked (2005: ordinary dividend of 30 cents per share fully franked, special dividend of 10 cents per share franked to 1.78 cents per share). The aggregate amount of the proposed dividend, based on the number of shares on issue at the date of this report, is expected to be paid on 13 October 2006 out of retained earnings at 30 June 2006, but not recognised as a liability	72,756	73,538	72,756	73,538

(c) Franking credit balance

There are no amounts of retained profits and reserves that could be distributed as fully franked dividends from franking credits that exist or will arise after payment of income tax in the next year, excluding debits attaching to the final dividend not recognised at year end.

	Consolidated 2006 $000	Consolidated 2005 $000	Parent 2006 $000	Parent 2005 $000
24 Equity				
Total equity at the beginning of the financial year	2,108,525	2,184,735	1,484,336	1,791,042
Total recognised income and expense for the year attributable to equity holders	224,389	274,665	17,370	55,333
Movement in contributed equity	(229,365)	(278,951)	(229,365)	(278,951)
Dividends	(124,394)	(84,950)	(124,394)	(84,950)
Realised exchange differences on disposal of foreign subsidiaries reclassified to the income statement, net of hedge	-	11,164	-	
Movement in share based payments reserve	10,649	1,862	10,649	1,862
Total equity at the end of the financial year	1,989,804	2,108,525	1,158,596	1,484,336

		Consolidated Entity		Parent Entity	
	Notes	2006 $000	2005 $000	2006 $000	2005 $000
25 Employee benefits					
A reconciliation of the employee benefits recognised is as follows:					
Retirement benefit assets – non-current (note 15)		3,514	50	1,840	
Retirement benefit liabilities – current (note 15)		4,635		-	
Provision for employee benefits – current (note 19)		66,237	47,198	24,805	16,717
Retirement benefit liabilities – non-current (note 15)		90,588	95,667	-	159
Provision for employee benefits – non-current (note 19)		52,586	56,174	4,221	10,646
Total employee benefits liabilities		214,046	199,039	29,026	27,522
The number of full time equivalents employed at 30 June		7,575	6,474	1,427	1,253

(a) Defined benefit plans

The consolidated entity sponsors a range of defined benefit superannuation plans that provide pension benefits for its worldwide employees upon retirement. Entities of the consolidated entity who operate the defined benefit plans contribute to the respective plans in accordance with the Trust Deeds, following the receipt of actuarial advice.

	Consolidated Entity		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
Movements in the net liability/(asset) for defined benefit obligations recognised in the balance sheet				
Net liability/(asset) for defined benefit obligation:				
Opening balance	95,617	115,565	159	533
Contributions received	(38,732)	(11,879)	(1,898)	(2,336)
Benefits paid	(1,849)	(1,888)	-	
Expense/(benefit) recognised in the income statement (refer below)	14,218	(18,799)	1,952	2,017
Actuarial (gains)/losses recognised in equity	15,877	24,320	(2,053)	(65)
Liabilities transferred	60	(171)	-	
Currency translation differences	6,518	(11,531)	-	
Closing balance	91,709	95,617	(1,840)	159
Net liability/(asset) for defined benefit obligation is reconciled to the balance sheet as follows:				
Retirement benefit assets – non-current (note 15)	(3,514)	(50)	(1,840)	
Retirement benefit liabilities – current (note 15)	4,635		-	
Retirement benefit liabilities – non-current (note 15)	90,588	95,667	-	159
Net liability	91,709	95,617	(1,840)	159
Amounts for the current and previous periods are as follows:				
Defined benefit obligation	477,637	421,558	26,903	26,199
Plan assets	385,928	325,941	28,743	26,040
Surplus/(deficit)	(91,709)	(95,617)	1,840	(159)
Experience adjustments on plan liabilities	(10,562)	(30,288)	959	(1,115)
Experience adjustments on plan assets	(5,316)	5,969	1,094	1,170
Actual return on plan assets	11,924	25,129	2,910	2,812

The consolidated entity and the Company have used the AASB 1 exemption and disclosed amounts under AASB 1.20A(p) above for each annual reporting period prospectively from the AIFRS transition date (1 July 2004).

Notes to the Financial Statements continued

for the year ended 30 June 2006

	Consolidated Entity		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
25 Employee benefits (continued)				
(a) Defined benefit plans (continued)				
Changes in the present value of the defined benefit obligation are as follows:				
Opening balance	421,558	453,397	26,199	24,207
Service cost	14,514	18,752	2,627	2,412
Interest cost	16,006	19,643	1,141	1,247
Contributions by members	3,086	3,769	-	
Actuarial (gains)/losses	10,562	30,289	(959)	1,115
(Gains)/losses on curtailments	-	(41,623)	-	
Benefits paid	(12,837)	(16,542)	(1,593)	(2,225)
Other movements	486	(728)	(512)	(557)
Currency translation differences	24,262	(45,399)	-	
Closing balance	477,637	421,558	26,903	26,199
The present value of the defined benefit obligation comprises:				
Present value of wholly unfunded obligations	81,034	63,287	-	
Present value of funded obligations	396,603	358,271	26,903	26,199
	477,637	421,558	26,903	26,199
Changes in the fair value of plan assets are as follows:				
Opening balance	325,941	337,832	26,040	23,674
Expected return on plan assets	17,240	19,160	1,816	1,642
Actuarial gains/(losses) on plan assets	(5,316)	5,969	1,094	1,170
Contributions by employer	38,732	11,879	1,898	2,336
Contributions by members	3,087	3,769	-	
Benefits paid	(10,988)	(14,654)	(1,593)	(2,225)
Gains/(losses) on curtailments	-	(3,589)	-	
Other movements	(512)	(557)	(512)	(557)
Currency translation differences	17,744	(33,868)	-	
Closing balance	385,928	325,941	28,743	26,040
The major categories of plan assets as a percentage of total plan assets is as follows:				
Cash	15.7%	0.4%	8.1%	
Equity instruments	28.9%	48.4%	59.9%	60.1%
Debt instruments	44.8%	38.6%	22.3%	10.2%
Property	8.8%	10.3%	9.7%	29.7%
Other assets	1.8%	2.3%	-	
	100.0%	100.0%	100%	100.0%
Expenses/(gains) recognised in the income statement are as follows:				
Current service costs	14,514	18,752	2,627	2,412
Interest on obligation	16,006	19,643	1,141	1,247
Expected return on assets	(17,240)	(19,160)	(1,816)	(1,642)
Losses/(gains) on curtailments and settlements	-	(38,034)	-	
Past service costs	938		-	
	14,218	(18,799)	1,952	2,017

The defined benefit plan expenses/(gains) are recognised in general and administration expenses in the income statement.

	Consolidated Entity		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000

25 Employee benefits (continued)

(a) Defined benefit plans (continued)

The principal actuarial assumptions at the balance sheet date (expressed as weighted averages) are as follows:

	Consolidated Entity 2006	Consolidated Entity 2005	Parent Entity 2006	Parent Entity 2005
Discount rate	4.2%	4.4%	4.9%	4.5%
Expected return on assets and expected long-term rate of return on assets[1]	5.8%	6.2%	7.0%	7.0%
Future salary increases	2.6%	2.4%	5.0%	5.0%
Future pension increases	0.6%	0.2%	5.0%	

[1] The expected long-term rate of return is based on the portfolio as a whole and not on the sum of the returns on individual asset categories.

Surplus/(deficit) for each defined benefit plan on a funding basis

	Plan assets[1]	Accrued benefit[1]	Plan surplus/ (deficity)	Contribution recommended (per year)[2,3]
Consolidated Entity – June 2006				
CSL Superannuation Plan (Australia)[4]	28,743	(26,903)	1,840	2,093
ZLB Bioplasma AG Pension Fund (Switzerland)	222,181	(220,506)	1,675	8,433
ZLB Behring Pension Plan (US PP)	82,102	(86,657)	(4,555)	4,555
ZLB Behring Union Pension Plan (US UPP)	52,902	(62,537)	(9,635)	-
ZLB Behring GmbH Pension Plan (Germany)	-	(69,779)	(69,779)	-
ZLB Pharma GmbH Pension Plan (Germany)	-	(1,819)	(1,819)	-
ZLB Behring KG Pension Plan (Germany)	-	(2,932)	(2,932)	-
ZLB Plasma Services GmbH Pension Plan (Germany)	-	(146)	(146)	-
ZLB Behring KK Retirement Allowance Plan (Japan)	-	(6,358)	(6,358)	-
	385,928	(477,637)	(91,709)	15,081
Consolidated Entity – June 2005				
CSL Superannuation Plan (Australia)	26,040	(26,199)	(159)	2,113
ZLB Bioplasma AG Pension Fund (Switzerland)	193,888	(193,628)	50	8,386
ZLB Behring Pension Plan (US PP)	62,158	(73,190)	(11,032)	-
ZLB Behring Union Pension Plan (US UPP)	44,055	(65,244)	(21,189)	-
ZLB Behring GmbH Pension Plan (Germany)	-	(54,144)	(54,144)	-
ZLB Pharma GmbH Pension Plan (Germany)	-	(1,472)	(1,472)	-
ZLB Behring KG Pension Plan (Germany)	-	(1,879)	(1,879)	-
ZLB Plasma Services GmbH Pension Plan (Germany)	-	(120)	(120)	-
ZLB Behring KK Retirement Allowance Plan (Japan)	-	(5,672)	(5,672)	-
	325,941	(421,558)	(95,617)	10,499

[1] Plan assets at net market value, and accrued benefits have been calculated at 31 May 2006 (prior year: 30 June 2005), being the date of the most recent financial statements of the plans.

[2] Generally contribution recommendations for actively funded plans is based on a methodology that will achieve and maintain a target level of 100% - 105% coverage of vested defined benefit liabilities. The level of contributions to actively funded plans is reassessed annually.

[3] The principal economic assumptions used in making these recommendations include:

	Consolidated Entity 2006 $000	Consolidated Entity 2005 $000	Parent Entity 2006 $000	Parent Entity 2005 $000
Expected return on plan assets	5.8%	6.2%	7.0%	7.0%
Future salary increases	2.6%	2.4%	5.0%	5.0%

[4] The CSL Superannuation Plan (Australia) is also the defined benefit plan of the parent entity. On 1 June 2006 the CSL Superannuation Plan ceased operation as a stand alone fund. The Assets and Liabilities of the Plan were transferred to AustralianSuper under a Successor Fund Transfer Deed and the Plan now operates as a sub plan of AustralianSuper. Benefits to members of the plan are unchanged by the new arrangements.

25 Employee benefits (continued)

(b) Defined contribution plans

The consolidated entity and parent entity makes contributions to various defined contribution superannuation plans. The amounts recognised as an expense for the year ended 30 June 2006 was $19,638,000 and $8,610,000 respectively (2005: $14,480,000 and $8,631,000).

26 Share based payments

(a) Share based payment schemes

The Company operates the following schemes that entitles key management personnel and senior employees to purchase shares in the company:

Senior Executive Share Ownership Plan (SESOP)

The Company has an option arrangement (Senior Executive Ownership Plan (SESOP)) where options were granted before 7 November 2002. AASB 2 has not been applied to these options in accordance with the transitional provisions of AASB 1. There are no outstanding SESOP options, however some interest free loans associated with exercised options remain (refer note 8 for details).

Revised Senior Executive Share Ownership Plan (SESOP II)

The establishment of the SESOP II plan was approved by special resolution at the annual general meeting of the Company on 20 November 1997.

Under the rules of SESOP II no loan is made to the recipients of options until the option is exercised. Consequently, no amounts are recorded in receivables until the option is exercised.

The options are issued for a term of seven years and begin to be exercisable after the third anniversary of the date of grant. The options cannot be transferred and are not quoted on the ASX.

Performance hurdles for both the consolidated entity and employees must be met before the options can be exercised. The exercise price is calculated using the weighted average price over the 5 days preceding the issue date of the option.

AASB 2 has only been applied to those options that were issued after 7 November 2002 in accordance with the transitional provisions of AASB 1.

Employee Performance Rights Plan (Performance Rights)

The establishment of the Employee Performance Rights Plan (Performance Rights) was approved by special resolution at the annual general meeting of the Company on 16 October 2003.

Unless otherwise determined by the Board, Performance Rights will be granted for no consideration payable by the employee. A Performance Right represents the right to subscribe for or acquire one share for either nil or monetary consideration not exceeding $1.00 per share.

A Performance Right may only be exercised when it has become a Vested Performance Right. Unvested Performance Rights cannot be exercised. Vested Performance Rights can be exercised from the date they become Vested Performance Rights until they lapse.

Performance Rights may become Vested Performance Rights if the Company satisfies specified Performance Hurdles during specified Performance Periods. The Performance hurdle is the Company's Total Shareholder Return (TSR) relative to the ASX top 100 index (excluding commercial banks, oil and gas and selected metals and mining companies).

The Performance Period is 3 years (or, if not fully met after 3 years, then 4 years or 5 years) with the Test Dates occurring at the end of Years 3, 4 and 5. The Performance Hurdles will "cascade" so that a proportion of Performance Rights become Vested Performance Rights when a minimum target is reached, and the proportion will increase as performance exceeds the minimum target.

If, on any Test Date, the Company's performance does not place it above the 50th percentile, in terms of TSR ranking, none of the Performance Rights will vest. Where the Company is placed at or above the 75th percentile, all of the Performance Rights will vest. Between the 50th and 75th percentiles, the proportion of Performance Rights that will vest will increase on a straight-line basis.

No loans are provided by the Company in relation to the grant of Performance Rights to, or exercise of Performance Rights by employees under the Performance Rights Plan.

Global Employee Share Plan (GESP)

Global Employee Share Plan (GESP) also operates whereby employees make contributions from after tax salary up to a maximum of $3,000 per contribution period. The employees receive the shares at a 15% discount to the applicable market rate, as quoted on the ASX on the first day or the last day of the six month contribution period, whichever is lower.

26 Share based payments (continued)

(b) Outstanding share based payment equity instruments

The number and exercise price for each share based payment scheme outstanding is presented as follows. All options are settled by physical delivery of shares.

June 2006	Opening Balance	Granted	Exercised	Forfeited	Lapsed	Closing balance	Exercise Price	Expiry date	Vested at 30 June 2006
SESOP II (by grant date)									
16 November 1999*	17,000	-	(17,000)	-	-	-	$20.84	16-Nov-06	-
28 February 2000*	12,000	-	(12,000)	-	-	-	$21.01	28-Feb-07	-
9 February 2000*	40,000	-	(40,000)	-	-	-	$23.07	09-Feb-07	-
2 August 2000*	558,980	-	(467,580)	(41,100)	-	50,300	$34.04	02-Aug-07	50,300
20 June 2001*	634,400	-	(462,680)	(28,300)	-	143,420	$37.54	20-Jun-08	143,420
21 August 2001*	90,000	-	-	-	-	90,000	$49.31	20-Aug-08	90,000
23 August 2001*	126,000	-	-	(41,000)	-	85,000	$37.54	22-Aug-08	85,000
18 October 2001*	5,000	-	-	(5,000)	-	-	$43.51	20-Aug-08	-
10 December 2001*	63,000	-	(24,800)	-	-	38,200	$49.94	09-Dec-08	38,200
28 January 2002*	20,000	-	-	(20,000)	-	-	$47.20	28-Jan-09	-
23 July 2002*	1,013,700	-	(459,610)	-	-	554,090	$27.97	23-Jul-09	554,090
16 October 2002*	30,000	-	(18,000)	-	-	12,000	$20.67	16-Oct-09	12,000
1 July 2003	392,900	-	(52,200)	-	-	340,700	$12.19	01-Jul-10	-
	3,002,980	-	(1,553,870)	(135,400)	-	1,313,710			
Performance Rights (by grant date)									
16 October 2003	50,000	-	-	-	-	50,000	Nil	27-Oct-10	-
15 December 2003	128,600	-	-	-	-	128,600	Nil	27-Oct-10	-
28 April 2004	60,000	-	-	-	-	60,000	Nil	31-Mar-11	-
21 June 2004	132,300	-	-	(15,700)	-	116,600	Nil	31-Mar-11	-
29 October 2004	83,400	-	-	(800)	-	82,600	Nil	25-Aug-11	-
15 July 2005	-	55,000	-	-	-	55,000	Nil	07-Jun-12	-
7 September 2005	-	346,750	-	(8,000)	-	338,750	Nil	07-Jun-12	-
7 March 2006	-	52,500	-	-	-	52,500	Nil	20-Dec-12	-
6 April 2006	-	40,850	-	-	-	40,850	Nil	20-Dec-12	-
	454,300	495,100	-	(24,500)	-	924,900			
GESP (by grant date)									
1 March 2005	29,789	-	(29,789)	-	-	-	$27.59	31-Aug-05	-
1 September 2005	-	32,990	(32,990)	-	-	-	$29.46	28-Feb-06	-
1 March 2006#	-	22,072	-	-	-	22,072	$44.17	31-Aug-06	-
	29,789	55,062	(62,779)	-		22,072			
Total	3,487,069	550,162	(1,616,649)	(159,900)	-	2,260,682			

* AASB 2 has not been applied to these options as they were issued before 7 November 2002.

As noted above, the exercise price at which GESP plan shares are issued is calculated at a 15% discount to the lower of the ASX market price on the first and last dates of the contribution period. Accordingly the exercise price and the final number of shares issued is not yet known (and may differ from the assumptions and fair values disclosed below). The above disclosures are estimated based on information available as at 30 June 2006.

The weighted average share price at the dates of exercise, by equity instrument type, is as follows:

SESOP II	$47.99
Performance Rights	-
GESP	$44.18

Notes to the Financial Statements continued

for the year ended 30 June 2006

26 Share based payments (continued)

(b) Outstanding share based payment equity instruments (continued)

June 2005	Opening Balance	Granted	Exercised	Forfeited	Lapsed	Closing balance	Exercise Price	Expiry date	Vested at 30 June 2005
SESOP II (by grant date)									
20 November 1997*	100,000	-	(100,000)	-	-	-	$8.93	20-Nov-04	
14 July 1998*	58,310	-	(58,310)	-	-	-	$10.82	14-Jul-05	
13 July 1999*	392,480	-	(392,480)	-	-	-	$13.23	13-Jul-06	
16 November 1999*	85,000	-	(68,000)	-	-	17,000	$20.84	16-Nov-06	17,000
28 February 2000*	60,000	-	(48,000)	-	-	12,000	$21.01	28-Feb-07	12,000
9 February 2000*	200,000	-	(160,000)	-	-	40,000	$23.07	09-Feb-07	40,000
2 August 2000*	612,700	-	(28,720)	-	(25,000)	558,980	$34.04	02-Aug-07	558,980
20 June 2001*	649,500	-	-	-	(15,100)	634,400	$37.54	20-Jun-08	634,400
21 August 2001*	90,000	-	-	-	-	90,000	$49.31	20-Aug-08	90,000
23 August 2001*	198,000	-	-	-	(72,000)	126,000	$37.54	22-Aug-08	126,000
18 October 2001*	5,000	-	-	-	-	5,000	$43.51	20-Aug-08	5,000
10 December 2001*	91,000	-	-	-	(28,000)	63,000	$49.94	09-Dec-08	63,000
28 January 2002*	20,000	-	-	-	-	20,000	$47.20	28-Jan-09	20,000
23 July 2002*	1,091,200	-	(15,000)	-	(62,500)	1,013,700	$27.97	23-Jul-09	1,013,700
16 October 2002*	30,000	-	-	-	-	30,000	$20.67	16-Oct-09	30,000
1 July 2003	507,600	-	(114,700)	-	-	392,900	$12.19	01-Jul-10	-
	4,190,790	-	(985,210)	-	(202,600)	3,002,980			2,610,080
Performance Rights (by grant date)									
16 October 2003	50,000	-	-	-	-	50,000	Nil	27-Oct-10	-
15 December 2003	153,000	-	-	-	(24,400)	128,600	Nil	27-Oct-10	-
28 April 2004	60,000	-	-	-	-	60,000	Nil	31-Mar-11	-
21 June 2004	132,300	-	-	-	-	132,300	Nil	31-Mar-11	-
29 October 2004	-	83,400	-	-	-	83,400	Nil	26-Aug-11	-
	395,300	83,400	-	-	(24,400)	454,300			-
GESP (by grant date)									
1 September 2004	-	35,895	(35,895)	-	-	-	$23.09	28-Feb-05	-
1 March 2005#	-	29,789	-	-	-	29,789	$27.59	31-Aug-05	-
	-	65,684	(35,895)	-	-	29,789			-
Total	4,586,090	149,084	(1,021,105)	-	(227,000)	3,487,069			

* AASB 2 has not been applied to these options as they were issued before 7 November 2002.

As noted above, the exercise price at which GESP plan shares are issued is calculated at a 15% discount to the lower of the ASX market price on the first and last dates of the contribution period. Accordingly the exercise price and the final number of shares issued is not yet known (and may differ from the assumptions and fair values disclosed below). The above disclosures are estimated based on information available as at 30 June 2005.

The weighted average share price at the dates of exercise, by equity instrument type, is as follows:

SESOP II	$28.15
Performance Rights	-
GESP	$32.05

26 Share based payments (continued)

(c) Valuation assumptions and fair values of equity instruments granted

The fair value of services received in return for equity instruments granted are measured by reference to the fair value of equity instruments granted. The estimate of fair value of the services received is measured based on a combination of the Binomial and Black Scholes option valuation methodologies. The expected vesting period of equity instruments is also used as an input into the valuation model applied.

The following tables summarise the assumptions and fair values of unexercised equity instruments issued after 7 November 2002.

	Fair Value[1]	Share Price	Exercise Price	Expected volatility[2]	Life assumption	Expected dividend yield	Risk free interest rate
SESOP II (by grant date)							
1 July 2003	$4.58	$12.08	$12.19	37.0%	3–5 years	2.5%	5.60%
Performance Rights (by grant date)							
16 October 2003	$10.52	$16.25	Nil	37.0%	4 years	2.5%	5.61%
15 December 2003	$11.33	$17.51	Nil	37.0%	4 years	2.5%	5.79%
28 April 2004	$15.14	$22.91	Nil	35.0%	4 years	2.0%	5.71%
21 June 2004	$14.34	$21.72	Nil	34.0%	4 years	2.0%	5.63%
29 October 2004	$20.69	$28.80	Nil	34.0%	4 years	2.0%	5.32%
15 July 2005	$24.51	$34.90	Nil	27.0%	4 years	1.5%	5.19%
7 September 2005	$24.40	$34.75	Nil	27.0%	4 years	1.5%	5.10%
7 March 2006	$43.58	$53.25	Nil	27.0%	4 years	1.5%	5.37%
6 April 2006	$42.97	$53.41	Nil	27.0%	4 years	1.5%	5.51%
GESP (by grant date)[3]							
1 September 2004	$5.97	$26.03	$22.09	34.0%	6 months	2.0%	5.70%
1 March 2005	$7.60	$33.11	$28.14	34.0%	6 months	2.0%	5.70%
1 September 2005	$6.19	$34.52	$29.46	27.0%	6 months	1.5%	5.10%
1 March 2006	$10.89	$51.97	$44.17	27.0%	6 months	1.5%	5.37%

1 Equity instruments are granted under a service condition and, for equity instruments issued under the SESOP II plan, a non-market performance condition. Such conditions are not taken into account in the grant date fair value measurement of the services received. The market conditions associated with equity instruments issued under the SESOP II and Performance Rights plans are incorporated into the determination of the fair value at grant date.

2 The expected volatility is based on the historic volatility (calculated based on the remaining life assumption of each equity instrument), adjusted for any expected changes to future volatility due to publicly available information.

3 The fair value of GESP equity instruments is estimated based on the assumptions prevailing on the grant date. In accordance with the terms and conditions of the GESP plan, shares are issued at the lower of the ASX market price on the first and last dates of the contribution period.

CSL Limited and its controlled entities

Notes to the Financial Statements continued

for the year ended 30 June 2006

27 Key management personnel disclosures

The following were key management personnel of the consolidated entity at any time during the reporting period and unless otherwise indicated were key management personnel for the entire period:

Executive directors

B A McNamee (Chief Executive Officer and Managing Director)

A M Cipa (Finance Director)

Non-executive directors

P H Wade (Chairman)

J Akehurst

E A Alexander

I A Renard

M A Renshaw

K J Roberts

J Shine (appointed 1 June 2006)

A C Webster

Executives

P Turner (President, ZLB Behring)

C Armit (President, CSL Pharmaceutical)

P Bordonaro (President, CSL Bioplasma)*

A Cuthbertson (Chief Scientific Officer)

P Turvey (Company Secretary and General Counsel)

K Milroy (General Manager, Human Resources)^

T Giarla (President, CSL Bioplasma)*

A von Bibra (General Manager, Human Resources)^

* During the year the role of President of CSL Bioplasma transitioned from Mr Bordonaro to Mr Giarla.

^ During the year the role of General Manager of Human Resources transitioned from Mr Milroy to Ms von Bibra. The disclosures below for Ms von Bibra are for the period from 23 January 2006 to 30 June 2006.

27 Key management personnel disclosures (continued)

Total compensation for key management personnel

	Consolidated Entity		Parent Entity	
	2006 $	2005 $	2006 $	2005 $
Short term				
Salary and Fees	6,192,904	6,319,102	5,306,879	5,310,610
Short term incentive cash bonus	4,271,247	5,034,110	3,384,564	4,271,670
Non-monetary benefits	365,655	286,591	331,271	282,419
Total	10,829,806	11,639,803	9,022,714	9,864,699
Post-employment				
Superannuation benefits	520,348	446,094	441,652	367,834
Total	520,348	446,094	441,652	367,834
Other long term - Long service leave and equivalents	447,035	652,321	361,843	256,381
Share-based payments				
Equity settled shares / units	1,625,820	720,877	1,416,676	637,363
Equity settled options / rights	998,719	903,581	840,379	703,579
	2,624,539	1,624,458	2,257,055	1,340,942
Total	14,421,728	14,362,676	12,083,264	11,829,856

The consolidated entity has applied the relief granted in Regulation 2M of the Corporations Act to disclose certain compensation information required by AASB 124 Related Parties Disclosure in respect of key management personnel in the Directors' Report.

Loans to key management personnel and their related parties (consolidated entity)

Details regarding the aggregate of loans made, guaranteed or secured by any entity in the consolidated entity to key management personnel and their related parties, and the number of individuals in each group, are as follows:

		Opening balance $	Interest charged $	Closing balance $	Number in group
Total for key management personnel	2006	5,982,000	149,000	5,385,000	10
	2005	3,812,000	143,000	5,982,000	12
Total for other related parties	2006	-	-	-	-
	2005	-	-	-	-
Total for key management personnel and their related parties	2006	5,982,000	149,000	5,385,000	10
	2005	3,812,000	143,000	5,982,000	12

27 Key management personnel disclosures (continued)

Loans to key management personnel and their related parties (continued)

Details regarding loans outstanding at the reporting date to key management personnel and their related parties at any time during the reporting period, are as follows.

	Balance at 1 July 2005 $	Interest charged $	Balance at 30 June 2006 $	Highest owing in period $	Interest not charged $
Executive Directors					
B A McNamee	893,000	35,000	447,000	893,000	18,000
A M Cipa	48,000	2,000	46,000	48,000	2,000
Key Management Personnel					
P Turner	110,000	4,000	110,000	110,000	4,000
C Armit	2,537,000	40,000	1,615,000	3,460,000	62,000
P Bordonaro	330,000		-	330,000	2,000
A Cuthbertson	1,008,000	37,000	1,511,000	1,784,000	91,000
P Turvey	593,000	20,000	1,702,000	1,702,000	50,000
K Milroy	463,000		-	463,000	3,000
A von Bibra			-		
T Giarla		11,000	-		

All of the loans relate to SESOP and SESOP II under which key management personnel were provided with loans to fund the exercise of options. SESOP was terminated by the Company and there are no longer any outstanding options under this plan. No grants of options have been made under SESOP II since July 2003.

Loans to key management personnel relating to SESOP are interest free. Loans relating to SESOP II are charged interest at a concessional average rate of 2.6%. This is based on interest being charged equivalent to the after tax cash amount of dividends on the underlying shares (excluding the impact of imputation and assuming a marginal income tax rate of 48.5%). The average commercial rate of interest during the year was 7.82%.

Other key management personnel transactions with the company or its controlled entities

The key management personnel and their related entities have the following transactions with entities within the consolidated entity that occur within a normal employee, customer or supplier relationship on terms and conditions no more favourable than those which it is reasonable to expect the entity would have adopted if dealing at arm's length in similar circumstances:

- The Company has a number of contractual relationships, including property leases and collaborative research arrangements, with the University of Melbourne of which Mr Ian Renard is the Chancellor and Miss Elizabeth Alexander is the Chair of the Finance Committee and a member of the Council.
- The parent entity made contributions during the financial year to the CSL Superannuation Plan. Dr B A McNamee is a shareholder of the Plan's trustee company, but not a member of the Plan.

27 Key management personnel disclosures (continued)

Options and rights over equity instruments granted as compensation

The movement during the reporting period in the number of options and rights over ordinary shares in the Company held directly, indirectly or beneficially, by each Key management person, including their related parties, is as follows:

SESOP and SESOP II Options	Balance at 1 July 2005	Number Granted	Number Exercised	Number Lapsed/ Fortified	Balance at 30 June 2006	Number vested during the year	Vested and exercisable at 30 June 2006
Executive Directors							
B A McNamee					-		
A M Cipa	75,000		50,000		25,000	15,000	25,000
Executives							
P Turner	175,000		145,000		30,000	65,000	
C Armit	90,000		40,000		50,000	70,000	30,000
P Bordonaro	75,000		75,000		-	15,000	
A Cuthbertson	87,000		57,000		30,000	57,000	
P Turvey	100,000		80,000		20,000	40,000	
K Milroy	70,000		28,000		42,000	7,000	
T Giarla	103,500		45,000		58,500	54,000	36,000
A von Bibra	39,600		21,120		18,480	5,280	
Total	815,100		541,120		273,980	328,280	91,000

No SESOP or SESOP II options were granted in the current year. No SESOP or SESOP II options have been granted since the end of the financial year. The options have been provided at no cost to the recipients.

No options held by Key management personnel are vested but not exercisable.

For further details, including the key terms and conditions, grant and exercise dates for options granted to executives, refer note 26.

27 Key management personnel disclosures (continued)

Performance Rights	Balance at 1 July 2005	Number Granted	Balance at 30 June 2006
Executive Directors			
B A McNamee	70,000	77,500	147,500
A M Cipa	40,000	30,000	70,000
Executives			
P Turner	24,800	29,550	54,350
C Armit	14,400	7,450	21,850
P Bordonaro	20,800	7,450	28,250
A Cuthbertson	11,100	14,250	25,350
P Turvey	17,100	10,250	27,350
K Milroy	5,800	4,450	10,250
T Giarla	6,000	6,850	12,850
A von Bibra	1,500	3,300	4,800
Total	**211,500**	**191,050**	**402,550**

Performance Rights were granted during the current year as follows:

Date granted	Expiry date	Exercise price	Fair value
15 July, 2005	7 June 2012	Nil	$24.51
7 September, 2005	7 June 2012	Nil	$24.40
7 March, 2006	20 December 2012	Nil	$43.58
6 April, 2006	20 December 2012	Nil	$42.97

No Performance Rights have been granted since the end of the financial year. The Performance Rights have been provided at no cost to the recipients.

No Performance Rights held by key management personnel have vested.

For further details, including the key terms and conditions, grant and exercise dates for all Performance Rights granted to executives, refer note 26.

Modification of terms of equity-settled share-based payment transactions

No terms of equity settled share-based payment transactions (including options and performance rights granted as compensation to a key management person) have been altered or modified by the issuing entity during the reporting period.

27 Key management personnel disclosures (continued)

Exercise of equity instruments granted as compensation

During the reporting period, the following shares were issued on the exercise of options or performance rights granted as compensation.

	30 June 2006			30 June 2005		
	Date Option Granted	Number of shares	Paid per share $	Date Option Granted	Number of shares	Paid per share $
Directors						
B A McNamee	-	-	-	November 1997	100,000	$8.93
A M Cipa	August 2000	50,000	$34.04	July 1998	5,954	$10.82
				July 1999	20,000	$13.23
Executives						
P Turner	July 2002	45,000	$27.97	July 1998	10,192	$10.82
	August 2000	100,000	$34.04			
C Armit	February 2000	40,000	$23.07	Febiuary 2000	160,000	$23.07
P Bordonaro	August 2000	75,000	$34.04	July 1998	6,000	$10.82
A Cuthbertson	February 2000	12,000	$21.01	July 1999	20,000	$13.28
	July 2002	45,000	$27.97	February 2000	48,000	$21.01
P Turvey	August 2000	50,000	$34.04	July 1998	5,924	$10.82
	July 2002	30,000	$27.97	July 1999	20,000	$13.23
K Milroy	June 2001	28,000	$37.54	July 1999	14,000	$13.23
T Giarla	July 2003	45,000	$12.19	July 1999	36,000	$13.23
A von Bibra	June 2001	21,120	$37.54			
	Total:	541,120			446,070	

There are no amounts unpaid on the shares as a result of the exercise of options or performance rights.

Movements in shares	Balance at 1 July 2005	Options/Performance Rights Exercised during year	Other changes during year	Balance at 30 June 2006
Executive Directors				
B A McNamee	343,511		(50,000)	293,511
A M Cipa	8,547	50,000	(50,000)	8,547
Non-Executive Directors				
P H Wade	30,910		1,241	32,151
J Akehurst	6,313		531	6,844
E A Alexander	6,516		531	7,047
I A Renard	6,373		531	6,904
M A Renshaw	659		531	1,190
K J Roberts	5,838		(469)	5,369
A C Webster	8,842		531	9,373
Executives				
P Turner	12,242	145,000	(145,000)	12,242
C Armit	110,910	40,000	(80,000)	70,910
P Bordonaro	26,760	75,000	(101,000)	760
A Cuthbertson	48,379	57,000	(48,000)	57,379
P Turvey	46,971	80,000	(75,713)	51,258
K Milroy	36,603	28,000	(62,832)	1,771
T Giarla		45,000	(45,000)	-
A von Bibra	1,283	21,120	(21,765)	638
Total	700,657	541,120	(675,883)	565,894

There have been no movements in shareholdings of key management personnel between 30 June 2006 and the date of this report.

Notes to the Financial Statements continued

for the year ended 30 June 2006

28 Non key management personnel related party disclosure

Ultimate Controlling Entity

The ultimate controlling entity is CSL Limited.

Identity of related parties

The parent entity has a related party relationship with its subsidiaries (see note 31) and with its key management personnel (see note 27).

Other related party transactions

The parent entity entered into the following transactions during the year with related parties in the consolidated entity:

Wholly owned subsidiaries

- Loans were advanced and repayments received on the long term intercompany accounts;
- Interest was charged on outstanding intercompany loan account balances;
- Sales and purchases of products;
- Licensing of intellectual property;
- Provision of marketing services by controlled entities; and
- Management fees were received from a controlled entity.

The sales, purchases and other services were undertaken on commercial terms and conditions.

Payment for intercompany transactions is through intercompany loan accounts and may be subject to extended payment terms.

Amounts payable to and receivable from parties in the wholly owned subsidiaries are set out in the notes to the financial statements.

Partly owned subsidiaries

- No transactions occurred during the year.

Amounts payable to and receivable from parties in the partly owned subsidiaries are set out in the notes to the financial statements.

Transactions with key management personnel and their related parties

Disclosures relating to key management personnel are disclosed in note 27.

Transactions with other related parties

During the year, the parent and subsidiaries made contributions to defined benefit and contribution superannuation plans as disclosed in note 25.

Ownership interests in related parties

The ownership interests in related parties in the consolidated entity are disclosed in note 31. All transactions with subsidiaries have been eliminated on consolidation.

	Consolidated Entity		Parent Entity	
	2006 $	2005 $	2006 $	2005 $
29 Remuneration of Auditors				
Amounts received, or due and receivable, for the audit and review of the financial reports of the parent entity and its subsidiaries by:				
Ernst & Young	751,500	590,217	751,500	590,217
Ernst & Young related practices	2,541,364	2,391,655	-	
	3,292,864	2,981,872	751,500	590,217
Amounts received, or due and receivable, for the other services in relation to the parent entity and its subsidiaries by:				
Ernst & Young				
due diligence / completion audits	16,000	488,408	16,000	488,408
accounting advice	-	67,500	-	67,500
compliance and other audits	13,050	46,764	13,050	46,764
Ernst & Young related practices				
due diligence / completion audits	-	19,695	-	
accounting advice	-		-	
compliance and other audits	181,193		-	
	210,243	622,367	29,050	602,672
	3,503,107	3,604,239	780,550	1,192,889

30 Commitments and contingencies

	Consolidated Entity		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
(a) Operating leases				
Non-cancellable operating lease rentals are payable as follows:				
Not later than one year	35,667	31,889	1,259	1,433
Later than one year but not later than five years	86,466	86,222	2,084	2,619
Later than five years	117,482	132,268	370	378
	239,615	250,379	3,713	4,430

Operating leases entered into relate predominantly to leased land and rental properties. Rental payments are predominantly fixed, but generally contain inflation escalation clauses on which contingent rentals are determined. No operating leases contain restrictions on financing or other leasing activities.

	Consolidated Entity		Parent Entity	
(b) Finance leases				
Future minimum lease payments are payable as follows:				
Not later than one year	4,771	4,242	-	
Later than one year but not later than five years	17,416	16,614	-	
Later than five years	49,160	49,095	-	
Total minimum lease payments	71,347	69,951	-	
Future finance charges	(29,826)	(29,710)	-	
Finance lease liability	41,521	40,241	-	
The present value of finance lease liabilities is as follows:				
Not later than one year	2,198	1,850	-	
Later than one year but not later than five years	8,372	7,969	-	
Later than five years	30,951	30,422	-	
	41,521	40,241	-	
Finance lease – current liability (refer note 17)	2,111	1,756	-	
Finance lease – non current liability (refer note 17)	39,410	38,485	-	
	41,521	40,241	-	

Finance leases entered into relate predominantly to leased plant and equipment. Lease payments are generally fixed for the life of the agreement. At the end of the lease term, the consolidated entity has the option to purchase the equipment at a discount to market value, a price deemed to be a bargain purchase option. No finance leases contain restrictions on financing or other leasing activities.

Notes to the Financial Statements continued

for the year ended 30 June 2006

	Consolidated Entity		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
30 Commitments and contingencies (continued)				
(c) Total lease liability				
Current				
Finance leases (refer note 17)	2,111	1,756	-	
Surplus lease space (refer note 19)	2,343	6,720	-	
	4,454	8,476	-	
Non-current				
Finance leases (refer note 17)	39,410	38,485	-	
Surplus lease space (refer note 19)	948	3,844	-	
	40,358	42,329	-	
	44,812	50,805	-	
(d) Capital commitments				
Capital expenditure contracted for at balance date but not provided for in the financial statements, payable:				
Not later than one year	40,109	11,808	13,832	4,500
Later than one year but not later than five years	8,160		-	
Later than five years	-		-	
	48,269	11,808	13,832	4,500

(e) Contingent assets and liabilities

Guarantees

Details and estimates of maximum amounts of contingent liabilities, classified in accordance with the party from whom the liability could arise for which no provisions are included in the financial statements, are as follows:

	Consolidated 2006 $000	Consolidated 2005 $000	Parent 2006 $000	Parent 2005 $000
Parent entity guarantee of subsidiary borrowings	-		858,451	818,897
Bank guarantees	26,632	23,186	4,995	4,045
	26,632	23,186	863,446	822,942

Service agreements

The maximum contingent liability for benefits under service agreements, in the event of an involuntary redundancy, is between 3 to 12 months. Agreements are held with the managing director and persons who take part in the management of the companies in the consolidated entity. The maximum liability that could arise, for which no provisions are included in the financial statements is as follows:

	Consolidated 2006 $000	Consolidated 2005 $000	Parent 2006 $000	Parent 2005 $000
Service agreements	7,683	8,243	5,463	3,780

Litigation

The consolidated entity is currently involved in litigation with both Bayer and Baxter over alleged infringement of the consolidated entity's interest in the Freudenberg patent covering technology involved in the production of rFVIII. Bayer has filed a counter suit against the consolidated entity, claiming breach of the Helixate supply agreement. There is no guarantee that the consolidated entity will be successful in the defence of this patent. Bayer's counter suit against the consolidated entity represents a threat to the continued supply of Helixate from Bayer.

The consolidated entity is involved in other litigation in the ordinary course of business. The directors believe that future payment of a material amount in respect of litigation is remote. An estimate of the financial effect of this litigation cannot be calculated as it is not practicable at this stage. The consolidated entity has disclaimed liability for, and is vigorously defending, all current claims and actions that have been made.

Deed of cross guarantee

The parent entity has entered into a deed of cross guarantee in accordance with a class order issued by the Australian Securities and Investments Commission. The parent entity, and the subsidiaries which are party to the deed, have guaranteed the repayment of all current and future creditors in the event that any of these companies are wound up. Refer note 33 for details.

Notes to the Financial Statements continued

for the year ended 30 June 2006

	Country of incorporation	Percentage Owned 2006 %	2005 %
31 Controlled Entities			
Parent Entity:			
CSL Limited	Australia		
Subsidiaries of CSL Limited:			
Cervax Pty Ltd	Australia	74	74
CSL (New Zealand) Limited	New Zealand	100	100 (a)
Iscotec AB	Sweden	100	100 (a)
CSL International Pty Ltd	Australia	100	100
CSL Finance Pty Ltd	Australia	100	100
CSL Denmark ApS	Denmark	100	100 (a)
ZLB Behring AG	Switzerland	100	100 (a)
ZLB GmbH	Germany	100	100 (a)
CSL UK Holdings Limited	England	100	100 (a)
ZLB Bioplasma UK Limited	England	100	100 (a)
ZLB Holdings Inc	USA	100	100
CSL Biotherapies Inc	USA	100	(b)
ZLB Bioplasma (Hong Kong) Limited	Hong Kong	100	100 (a)
ZLB Behring LLC	USA	100	100 (a)
ZLB Behring Sales Force Inc	USA	100	100 (a)
ZLB Bioplasma Inc	USA	100	100 (a)
ZLB Behring Canada Inc	Canada	100	100 (a)
ZLB Behring Brazil Comercio de Produtos Farmaceuticals Ltda	Brazil	100	100 (a)
ZLB Behring KK	Japan	100	100 (a)
ZLB Behring S.A. de C.V.	Mexico	100	100 (a)
ZLB Behring S.A.	France	100	100 (a)
ZLB Pharma GmbH	Germany	100	100 (a)
ZLB Behring Foundation for Research and Advancement of Patient Health	USA	100	100 (a)
ZLB Behring Verwaltungs GmbH	Germany	100	100 (a)
ZLB Behring Beteiligungs GmbH & Co KG	Germany	100	100 (a)
ZLB Plasma Services GmbH	Germany	100	100 (a)
ZLB Behring GmbH	Germany	100	100 (a)
ZLB Behring (Switzerland) AG	Switzerland	100	100 (a)
ZLB Behring GmbH	Austria	100	100 (a)
ZLB Behring S.A.	Spain	100	100 (a)
ZLB Behring A.B.	Sweden	100	100 (a)
ZLB Behring S.p.A.	Italy	100	100 (a)
ZLB Behring N.V.	Belgium	100	100 (a)
ZLB Behring Lda	Portugal	100	100 (a)
ZLB Behring MEPE	Greece	100	100 (a)
ZLB Behring Asia Pacific Limited	Hong Kong	100	100 (a)
ZLB Behring S.A.	Argentina	100	100 (a)
ZLB Behring Holdings Ltd	England	100	100 (a)
ZLB Behring UK Ltd	England	100	100 (a)
CSL Biotherapies Asia Pacific Limited	Hong Kong	100	(b)

(a) Audited by affiliates of the parent entity auditors.
(b) CSL Biotherapies Inc and CSL Biotherapies Asia Pacific Limited were incorporated during the year.

Notes to the Financial Statements continued

for the year ended 30 June 2006

	Notes	Consolidated Entity 2006 $000	Consolidated Entity 2005 $000	Parent Entity 2006 $000	Parent Entity 2005 $000
32 Statement of Cash Flows					
(a) Reconciliation of cash and cash equivalents and non-cash financing and investing activities					
Cash at the end of the year is shown in the cash flow statement as:					
Cash at bank and on hand	7	384,064	258,528	28,066	
Cash deposits	7	369,630	465,314	149,224	461,769
Bank overdrafts	17	(5,706)	(4,091)	-	
		747,988	719,751	177,290	461,769
(b) Reconciliation of Profit after Tax to Cash Flows from Operations					
Profit after tax		117,357	487,774	16,034	55,295
Non-cash items in profit after tax					
Contingent consideration		233,536		-	
Depreciation and amortisation		116,064	125,137	31,122	29,746
Loss / (Gain) on sale of property, plant and equipment		(421)	1,994	75	67
Finance costs		1,351	1,258	-	
Unwinding of discount		7,360	9,271	-	
Realised exchange loss on disposal of foreign subsidiaries reclassified to the income statement		-	11,164	-	
Share based payments expense		4,684	2,294	4,684	2,294
Changes in assets and liabilities, net of the effects of purchase / disposal of subsidiaries					
(Increase)/decrease in trade and other receivables		24,704	(86,707)	(16,803)	(13,988)
(Increase)/decrease in inventories		30,500	157,972	(6,975)	6,696
(Increase)/decrease in retirement benefit assets		(19,342)	927	213	
(Increase)/decrease in deferred tax assets		6,809	173,235	(14,216)	
Increase/(decrease) in trade and other payables		(6,066)	31,036	10,751	892
Increase/(decrease) in deferred government grants		1,504	2,460	1,504	2,460
Increase/(decrease) in provisions		(3,713)	(22,222)	5,862	(2,316)
Increase/(decrease) in retirement benefit liabilities		(5,714)	(37,060)	(158)	(336)
Increase/(decrease) in deferred tax liabilities		13,551	(53,024)	23,958	(5,087)
		522,164	805,509	56,051	75,723
Less: Gain on sale of discontinued operations, net of tax	6	-	237,687	-	
Net cash inflow from operating activities		522,164	567,822	56,051	75,723

(c) Financing Facilities

The consolidated entity has access to the following financing facilities with a number of financial institutions.

	Consolidated Entity Accessible $000	Consolidated Entity Drawn down $000	Consolidated Entity Unused $000	Parent Entity Accessible $000	Parent Entity Drawn down $000	Parent Entity Unused $000
June 2006						
Bank overdraft facility (b), (d)	10,219	5,706	4,513	4,513	-	4,513
Bank loan facilities (a), (d)	655,132	486,778	168,354	-	-	-
Total financing facilities (c)	665,351	492,484	172,867	4,513	-	4,513

32 Statement of Cash Flows (continued)

(c) Financing Facilities (continued)

	Consolidated Entity			Parent Entity		
	Accessible $000	Drawn down $000	Unused $000	Accessible $000	Drawn down $000	Unused $000
June 2005						
Bank overdraft facility (b), (d)	9,383	4,091	5,292	4,482		4,482
Bank loan facilities (a), (d)	658,514	458,269	200,245			
Total financing facilities (c)	667,897	462,360	205,537	4,482		4,482

(a) Drawn facilities expire in March 2007 and March 2009.

(b) No specific expiry date.

(c) The current / non-current allocation of loan facilities reflects the existing refinancing arrangements in place during the period.

(d) The bank loan and overdraft facilities have certain loan covenants attached to them. As at balance date, the consolidated entity was in compliance with these covenants.

33 Deed of Cross Guarantee

A deed of cross guarantee between CSL International Pty Ltd and CSL Limited was enacted on 20 June 1995 and relief was obtained from preparing financial statements of CSL International Pty Ltd under the ASIC Class Order. On 30 June 2003, an Assumption Deed was lodged with ASIC, which joins CSL Finance Pty Ltd and JRH Biosciences Pty Ltd as parties to the deed of cross guarantee. JRH Biosciences Pty Ltd was removed from the deed on its disposal from the group during the prior year. Under the deed, all entities guarantee to support the liabilities and obligations of each other. Financial information for the class order group comprising CSL Limited, CSL International Pty Ltd, CSL Finance Pty Ltd and JRH Biosciences Pty Ltd (until its disposal on 28 February 2005) is as follows:

	Consolidated Entity	
Summarised Income Statement and Retained Earnings	**2006 $000**	**2005 $000**
Profit before tax	**243,272**	206,493
Income tax expense	**(10,268)**	(15,356)
Net profit	**233,004**	191,137
Set out below is a summary of movements in consolidated retained earnings of the closed group.		
Retained earnings at beginning of the financial year	**581,196**	474,971
Net profit	**233,004**	191,137
Actuarial gain / (loss) on defined benefit plans, net of tax	**1,437**	38
Dividends provided for or paid	**(124,394)**	(84,950)
Retained earnings at the end of the financial year	**691,243**	581,196

As disclosed in note 5 the contingent consideration on the acquisition of Aventis Behring was recognised on 20 June 2006 and accordingly a provision was raised by the Group and booked in the accounts of the acquirer, ZLB Bioplasma (Hong Kong) Limited. As the provision was booked in ZLB Bioplasma (Hong Kong) Limited, the provision and associated charge is not reflected within the class order group.

Notes to the Financial Statements continued

for the year ended 30 June 2006

33 Deed of Cross Guarantee (continued)

	Consolidated Entity	
Balance Sheet	2006 $000	2005 $000
CURRENT ASSETS		
Cash and cash equivalent	434,383	461,769
Trade and other receivables	58,975	53,370
Current tax assets	57,374	
Inventories	66,426	59,451
Other financial assets	-	
Total current assets	617,158	574,590
NON-CURRENT ASSETS		
Trade and other receivables	429,080	456,876
Other financial assets	1,259,318	1,298,641
Property, plant and equipment	268,881	261,402
Deferred tax assets	24,457	
Intangible assets	20,000	20,000
Retirement benefit assets	1,840	
Total non-current assets	2,003,576	2,036,919
TOTAL ASSETS	2,620,734	2,611,509
CURRENT LIABILITIES		
Trade and other payables	109,361	138,221
Interest-bearing liabilities and borrowings	359,855	
Other financial liabilities	-	
Current tax liabilities	24,801	
Provisions	26,116	17,848
Deferred government grants	371	296
Retirement benefit liabilities	-	
Total Current Liabilities	520,504	156,365
NON-CURRENT LIABILITIES		
Trade and other payables	69,813	1,328
Interest-bearing liabilities and borrowings	274,399	595,520
Non-current tax liabilities	-	
Deferred tax liabilities	37,225	31,617
Provisions	5,223	16,391
Deferred government grants	4,093	2,664
Retirement benefit liabilities	-	159
Total Non-Current Liabilities	390,753	647,679
TOTAL LIABILITIES	911,257	804,044
NET ASSETS	1,709,477	1,807,465
EQUITY		
Contributed equity	994,101	1,223,466
Reserves	24,133	2,803
Retained earnings	691,243	581,196
TOTAL EQUITY	1,709,477	1,807,465

	Consolidated Entity	
	2006 $000	2005 $000
34 Earnings Per Share		
Earnings used in calculating basic and dilutive earnings per share comprises:		
Profit from continuing operations	117,357	234,729
Profit from discontinuing operations	-	253,045
Profit attributable to ordinary shareholders	117,357	487,774

	Number of shares	
	2006	2005
Weighted average number of ordinary shares used in the calculation of basic earnings per share:	182,025,674	196,988,194
Effect of dilutive securities:		
Senior Executive Share Ownership Plan options	697,530	500,953
Employee Performance Rights	587,904	321,164
Global Employee Share Plan	29,299	7,551
Contingent Consideration	7,098,615	4,852,093
Adjusted weighted average number of ordinary shares used in the calculation of diluted earnings per share	190,439,022	201,669,945

Contingent consideration

In accordance with AASB 133 Earnings Per Share, contingent consideration that may be settled in either cash or ordinary shares is required to be included in the calculation of diluted earnings per share where the effect is dilutive.

Conversions, calls, subscription or issues after 30 June 2006

Since the end of the financial year, no ordinary shares have been issued.

There have been no other conversions to, calls of, or subscriptions for ordinary shares or issues of potential ordinary shares since the reporting date and before the completion of this financial report.

35 Events occurring after reporting date

On 17 July 2006, the consolidated entity announced a proposal to acquire 100% of the issued shares (125.2 million at 30 June 2006) in Zenyth Therapeutics Limited (Zenyth), a listed Australian based biotechnology company. The consideration offered is 82 cents cash per share. The proposal has been unanimously recommended by Zenyth's directors and is proposed to be implemented by way of a scheme of arrangement between Zenyth and its shareholders.

Notes to the Financial Statements continued

for the year ended 30 June 2006

36 Financial Instruments

Objectives for holding derivative financial instruments

The consolidated entity is primarily exposed to the risk of adverse movements in exchange rates and interest rates and accordingly uses derivative financial instruments to manage specifically identified risks as approved by the board of directors. The accounting policy applied by the consolidated entity in respect to derivative financial instruments is outlined in note 1(w).

The purpose of specific derivative instruments that may be used by the consolidated entity is as follows:

- Foreign currency forward exchange contracts are purchased predominantly to hedge the foreign currency value of receivables and payables. Forward exchange contracts are purchased when considered necessary to create a desired hedge position; and
- Interest rate swap agreements are used to convert variable interest rate exposures on certain debt to fixed rates. These swaps entitle the consolidated entity to receive, or oblige it to pay, the amounts, if any, by which actual interest payments on nominated loan amounts exceed or fall below specified interest amounts.

Interest Rate Risk Exposures

The consolidated entity is, from time to time, exposed to interest rate risk through primary financial assets and liabilities. In accordance with the consolidated entities approved risk management policies, derivative financial instruments such as interest rate swaps are used to hedge interest rate risk exposures. As at 30 June 2006, no derivative financial instruments hedging interest rate risk were outstanding (2005: Nil).

The following tables summarise interest rate risk for income-earning financial assets and interest-bearing financial liabilities, the effective interest rates as at balance date and the periods in which they reprice.

		Fixed interest rate maturing in					
Consolidated Entity – June 2006	Floating Rate (a) $000	1 year or less $000	Over 1 year to 5 years $000	Over 5 years $000	Non-Interest Bearing $000	Total $000	Average Interest Rate %
Financial Assets							
Cash and cash equivalents	753,694	-	-	-	-	753,694	4.75%
Trade and other receivables	-	-	-	-	611,352	611,352	-
Other financial assets	-	-	-	-	12,600	12,600	-
	753,694	-	-	-	623,952	1,377,646	
Financial Liabilities							
Trade and other payables	-	-	-	-	388,979	388,979	-
Bank loans – unsecured	486,922	-	-	-	-	486,922	2.59%
Deferred consideration –intangibles acquired	-	9,261	16,459	-	-	25,720	2.78%
Deferred consideration –subsidiary acquired	-	80,228	82,262	-	-	162,490	4.35%
Bank overdraft – unsecured	5,706	-	-	-	-	5,706	5.10%
Senior unsecured notes	-	18,993	75,713	241,764	-	336,470	5.22%
Lease liabilities	-	2,111	8,394	31,016	-	41,521	6.14%
	492,628	110,593	182,828	272,780	388,979	1,447,808	

36. Financial Instruments (continued)

Consolidated Entity – June 2005	Floating Rate (a) $000	Fixed interest rate maturing in: 1 year or less $000	Over 1 year to 5 years $000	Over 5 years $000	Non-interest Bearing $000	Total $000	Average Interest Rate %
Financial Assets							
Cash and cash equivalents	723,842					723,842	4.29%
Trade and other receivables					573,253	573,253	
Other financial assets					16,566	16,566	
	723,842				589,819	1,313,661	
Financial Liabilities							
Trade and other payables					398,555	398,555	
Bank overdraft	4,091					4,091	2.45%
Bank loans – unsecured	458,269					458,269	1.82%
Deferred consideration – intangibles acquired		8,283	24,255			32,538	2.50%
Deferred consideration – subsidiary acquired			150,950			150,950	4.36%
Senior unsecured notes			74,258	250,633		324,891	5.70%
Lease liabilities		1,756	11,733	26,752		40,241	5.95%
	462,360	10,039	261,196	277,385	398,555	1,409,535	

* Notional principal amounts

(a) Floating interest rates represent the most recently determined rate applicable to the instrument at balance sheet date.

The following tables summarise interest rate risk for income-earning financial assets and interest bearing financial liabilities, the effective interest rates as at balance date and the periods in which they reprice.

Parent Entity – June 2006	Floating Rate (a) $000	Fixed interest rate maturing in: 1 year or less $000	Over 1 year to 5 years $000	Over 5 years $000	Non-interest Bearing $000	Total $000	Average Interest Rate %
Financial Assets							
Cash and cash equivalents	177,290	-	-	-	-	177,290	5.62%
Trade and other receivables	-	-	-	-	110,851	110,851	-
Other financial assets	-	-	-	-	1,232,935	1,232,935	-
	177,290	-	-	-	1,343,786	1,521,076	
Financial Liabilities							
Trade and other payables	-	-	-	-	688,999	688,999	-
	-	-	-	-	688,999	688,999	

CSL Limited and its controlled entities

Notes to the Financial Statements continued

for the year ended 30 June 2006

36 Financial Instruments (continued)

Parent Entity – June 2005	Floating Rate (a) $000	Fixed interest rate maturing in: 1 year or less $000	Over 1 year to 5 years $000	Over 5 years $000	Non-interest Bearing $000	Total $000	Average Interest Rate %
Financial Assets							
Cash and cash equivalents	461,769					461,769	5.54%
Trade and other receivables					91,324	91,324	
Other financial assets					1,232,905	1,232,905	
	461,769				1,324,229	1,785,998	
Financial Liabilities							
Trade and other payables					595,199	595,199	
					595,199	595,199	

* Notional principal amounts

(a) Floating interest rates represent the most recently determined rate applicable to the instrument at balance sheet date.

Foreign Exchange Risk

The consolidated entity enters into forward exchange contracts to buy and sell specified amounts of foreign currencies in the future at predetermined exchange rates. The objective is to match the contracts with committed future cash flows from sales and purchases in foreign currencies, to protect the consolidated entity against exchange rate movements. Contracts to buy and sell foreign currencies are entered into from time to time to offset purchase and sale obligations in order to maintain a desired hedge position.

The parent entity and other subsidiaries also enter into forward contracts to hedge foreign currency receivables from other entities within the group.

These receivables are eliminated on consolidation, however, the hedges are in place to protect the parent entity and other group subsidiaries from movements in exchange rates that would give rise to an income statement impact.

Hedges of net investment in foreign subsidiaries

Included in Interest Bearing Liabilities (refer note 17) as at 30 June 2006, are Unsecured Notes amounting to US$86.66m (2005: US$175m) and EUR 70.334m (2005: Nil) that are designated as a hedge of the consolidated entity's investment in ZLB Holdings Inc and ZLB Behring GmbH. A net foreign exchange loss of $8.5m (2005: gain of $24.6m) was recognised in equity on translation of these borrowings to Australian Dollars.

Included in Interest Bearing Liabilities (refer note 17) as at 30 June 2006, are Bank loans amounting to EUR 130m (2005: EUR 130m) that are designated as a hedge of the consolidated entity's investment in ZLB Behring GmbH. A net foreign exchange loss of $17.3m (2005: gain of $22.4m) was recognised in equity on translation of these borrowings to Australian Dollars.

Sensitivity analysis

In managing interest rate and currency risks the consolidated entity aims to reduce the impact of short-term fluctuations on the consolidated entity's earnings. However, over the longer-term, permanent changes in foreign exchange and interest rates would give rise to a consolidated entity income statement impact.

At 30 June 2006 it is estimated that a general increase of one percentage point in interest rates would increase/(decrease) the consolidated entity's profit after tax by approximately $1.8m (2005: $1.8m).

It is estimated that a general increase of one percentage point in the value of the Australian Dollar against other currencies would increase/(decrease) the consolidated entity's profit after tax by approximately $3.3m for the year ended 30 June 2006 (2005: $2.6m). The forward exchange contracts have been included in this calculation.

36 Financial Instruments (continued)

Fair values

The fair values, together with the carrying amounts of Financial Asset and Financial Liabilities shown in the balance sheet are as follows:

Consolidated Entity	Carrying amount 2006 $000	Fair Value 2006 $000	Carrying amount 2005 $000	Fair Value 2005 $000
Financial Assets				
Cash and cash equivalents	753,694	753,694	723,842	723,842
Trade and other receivables	611,352	611,352	573,253	573,253
Other financial assets				
Derivatives	-	-		
Unlisted equity securities	4,728	4,728	4,698	4,698
Managed financial assets	7,872	7,872	11,868	11,868
	1,377,646	1,377,646	1,313,661	1,313,661
Financial Liabilities				
Bank overdraft	5,706	5,706	4,091	4,091
Trade and other payables	388,979	388,979	398,555	398,555
Interest bearing liabilities and borrowings				
Unsecured bank loans	486,922	486,922	458,269	459,287
Unsecured notes	336,470	338,462	324,891	327,225
Deferred cash settlement	188,210	188,210	183,488	183,488
Finance leases	41,521	41,521	40,241	40,241
Other financial liabilities				
Derivatives	-	-		
	1,447,808	1,449,800	1,409,535	1,412,887

There are no unrecognised gains or losses.

Parent Entity	Carrying amount 2006 $000	Fair Value 2006 $000	Carrying amount 2005 $000	Fair Value 2005 $000
Financial Assets				
Cash and cash equivalents	177,290	177,290	461,769	461,769
Trade and other receivables	110,851	110,851	91,324	91,324
Other financial assets				
Derivatives	-	-		
Unlisted equity securities	4,728	4,728	4,698	4,698
Long term deposits	-	-		
Managed financial assets	-	-		
	292,869	292,869	557,791	557,791
Financial Liabilities				
Bank overdraft	-	-		
Trade and other payables	688,999	688,999	595,199	595,199
Interest bearing liabilities and borrowings				
Unsecured bank loans	-	-		
Unsecured notes	-	-		
Deferred cash settlement	-	-		
Finance leases	-	-		
Other financial liabilities				
Derivatives	-	-		
	688,999	688,999	595,199	595,199

There are no unrecognised gains or losses.

Notes to the Financial Statements continued

for the year ended 30 June 2006

36 Financial Instruments (continued)

The following methods and assumptions were used to determine the net fair values of financial assets and liabilities:

Trade and other receivables / payables

The carrying value of trade and other receivables/payables with a remaining life of less than one year is deemed to reflect its fair value. All other trade and other receivables/payables are discounted to determine fair values.

Other financial assets – Derivatives

Forward exchange contracts are either marked to market using listed market prices or by discounting the contractual forward price and deducting the current spot rate. Where discounted cash flows are used, estimated future cash flows are based on the director's best estimate and the discount rate is a market related rate for a similar instrument at the balance sheet date.

Other financial assets – other

Fair value is estimated using valuation techniques including recent arm's length transactions of like assets, discounted cash flow analysis and comparison to fair values of similar financial instruments.

Interest bearing liabilities and borrowings

Fair value is calculated based on the discounted expected future principal and interest cash flows.

Interest bearing liabilities and borrowings – Finance leases

The fair value is estimated as the present value of future cash flows, discounted at market interest rates for homogeneous lease agreements. The estimated fair values reflect change in interest rates.

Credit Risk

Credit risk represents the extent of credit related losses that the consolidated entity may be subject to on amounts to be exchanged under financial instruments contracts or the amount receivable from trade and other debtors. Management has established policies to monitor and limit the exposure to credit risk on an on-going basis.

Transactions involving derivative financial instruments are with counterparties with whom the consolidated entity has a signed netting agreement as well as sound credit ratings. Given their high credit ratings, management does not expect any counterparty to fail to meet its obligations.

The consolidated entity minimises the credit risks associated with trade and other debtors by undertaking transactions with a large number of customers in various countries.

The maximum exposure to credit risk at balance date is the carrying amount, net of any allowance for doubtful debts or impairment, of each financial asset, including derivative financial instruments, in the balance sheet.

The credit quality of financial assets that are neither past due, nor impaired is as follows:

For the year ended 30 June 2006	Financial Institutions	Governments	Hospitals	Buying Groups	Other	Total
Cash and cash equivalents	753,694	-	-	-	-	753,694
Trade and other receivables	1,242	36,104	209,817	170,555	193,634	611,352
Other financial assets	12,600	-	-	-	-	12,600
	767,536	36,104	209,817	170,555	193,634	1,377,646

The consolidated entity has not renegotiated any material collection/repayment terms of any financial assets in the current financial year.

36 Financial Instruments (continued)

Credit Risk (continued)

An analysis of trade receivables that are past due and the allowance for doubtful debts is as follows. All other financial assets are less than 30 days overdue.

For the period ended 30 June 2006:	Not impaired	Impaired	Allowance for doubtful debts
Trade and other receivables:			
less than 30 days overdue	357,451	-	-
more than 30 but less than 90 days overdue	84,605	-	-
more than 90 days overdue	82,926	13,744	13,744
	524,982	13,744	13,744

Financial assets are considered impaired where there is objective evidence that the consolidated entity will not be able to collect all amounts due according to the original trade and other receivable terms. An allowance for doubtful debts is created for the difference between the assets carrying amount and the present value of estimated future cashflows. The consolidated entity's trading terms do not generally include the requirement for customers to provide collateral as security for financial assets.

37 Explanation of transition to AIFRS

As stated in significant accounting policies note 1, these consolidated financial statements are the first prepared in accordance with AIFRS.

The policies set out in the significant accounting policies section of this report have been applied in preparing the financial statements for the year ended 30 June 2006, the comparative information presented in these financial statements for the year ended 30 June 2005 and in the preparation of an opening AIFRS balance sheet as at 1 July 2004 (the consolidated entity's transition date).

In preparing its opening AIFRS balance sheet, the consolidated entity has adjusted amounts reported previously in financial statements prepared in accordance with its old basis of accounting (AGAAP). An explanation of how the transition from the previous AGAAP to AIFRS has affected the consolidated entity's financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

CSL Limited and its controlled entities

Notes to the Financial Statements continued

for the year ended 30 June 2006

37 Explanation of transition to AIFRS (continued)

(a) Reconciliation of equity reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to equity under Australian equivalents to IFRS (AIFRS)

i) At the date of transition to AIFRS: 1 July 2004

		Consolidated Entity			Parent Entity		
	Notes	Previous AGAAP $'000	Effect of transition to AIFRS $'000	AIFRS $'000	Previous AGAAP $'000	Effect of transition to AIFRS $'000	AIFRS $'000
CURRENT ASSETS							
Cash and cash equivalents		114,896	-	114,896	12,700		12,700
Trade and other receivables	ix	532,196	31,860	564,056	43,265	3,894	47,159
Inventories		1,352,578	-	1,352,578	66,147		66,147
Other	ix	31,860	(31,860)	-	3,894	(3,894)	
Total Current Assets		2,031,530	-	2,031,530	126,006		126,006
NON-CURRENT ASSETS							
Trade and other receivables		6,489	-	6,489	305,109		305,109
Other financial assets		8,223	-	8,223	1,204,058		1,204,058
Property, plant and equipment		887,017	-	887,017	259,199	-	259,199
Deferred tax assets	v	77,644	192,825	270,469	9,825	(9,825)	
Intangible assets		859,870	-	859,870	20,000		20,000
Other	xi	4,610	(4,610)	-			
Retirement benefit assets	ii	-	1,026	1,026			
Total Non-Current Assets		1,843,853	189,241	2,033,094	1,798,191	(9,825)	1,788,366
TOTAL ASSETS		3,875,383	189,241	4,064,624	1,924,197	(9,825)	1,914,372
CURRENT LIABILITIES							
Trade and other payables		458,502	-	458,502	53,905		53,905
Interest bearing liabilities and borrowings	x	13,297	(5,353)	7,944			
Other financial liabilities		-	-	-			
Current tax liabilities		26,903	-	26,903	21,960		21,960
Provisions	x	199,406	5,353	204,759	15,843		15,843
Deferred government grants	iv	-	296	296		296	296
Total Current Liabilities		698,108	296	698,404	91,708	296	92,004
NON-CURRENT LIABILITIES							
Interest bearing liabilities and borrowings	x,xi	854,347	(13,759)	840,588			
Deferred tax liabilities	v	80,577	61,239	141,816	12,699	(2,822)	9,877
Provisions	ii,x	168,309	(86,023)	82,286	20,712		20,712
Deferred government grants	iv	-	204	204		204	204
Retirement benefit liabilities	ii	-	116,591	116,591		533	533
Total Non-Current Liabilities		1,103,233	78,252	1,181,485	33,411	(2,085)	31,326
TOTAL LIABILITIES		1,801,341	78,548	1,879,889	125,119	(1,789)	123,330
NET ASSETS		2,074,042	110,693	2,184,735	1,799,078	(8,036)	1,791,042
EQUITY							
Contributed equity		1,502,417	-	1,502,417	1,502,417		1,502,417
Reserves	xv	77,373	(76,432)	941	22,824	(21,883)	941
Retained earnings	xvi	494,252	187,125	681,377	273,837	13,847	287,684
TOTAL EQUITY		2,074,042	110,693	2,184,735	1,799,078	(8,036)	1,791,042

37 Explanation of transition to AIFRS (continued)

ii) At the end of the last reporting period under previous AGAAP: 30 June 2005

	Notes	Consolidated Entity			Parent Entity		
		Previous AGAAP $'000	Effect of transition to AIFRS $'000	AIFRS $'000	Previous AGAAP $'000	Effect of transition to AIFRS $'000	AIFRS $'000
CURRENT ASSETS							
Cash and cash equivalents		723,842	-	723,842	461,769		461,769
Trade and other receivables	ix	536,983	22,244	559,227	68,864	2,419	71,283
Inventories		946,583	-	946,583	59,451		59,451
Other	ix	22,244	(22,244)	-	2,419	(2,419)	
Other financial assets		-	-	-			
Total Current Assets		2,229,652	-	2,229,652	592,503	-	592,503
NON-CURRENT ASSETS							
Trade and other receivables	ix	11,014	3,012	14,026	20,041		20,041
Other financial assets	ix	19,578	(3,012)	16,566	1,232,905	-	1,232,905
Property, plant and equipment		769,143	-	769,143	261,402	-	261,402
Deferred tax assets	v	97,414	(20,755)	76,659	10,400	(10,400)	
Intangible assets	i,vi	744,143	42,292	786,435	20,000		20,000
Other	xi	3,352	(3,352)	-			
Retirement benefit assets	ii	-	50	50			
Total Non-Current Assets		1,644,644	18,235	1,662,879	1,544,748	(10,400)	1,534,348
TOTAL ASSETS		3,874,296	18,235	3,892,531	2,137,251	(10,400)	2,126,851
CURRENT LIABILITIES							
Trade and other payables	v	398,555	-	398,555	573,540	21,659	595,199
Interest-bearing liabilities and borrowings	x	21,861	(6,720)	15,141			
Other financial liabilities		-	-	-			
Current tax liabilities		37,130	-	37,130			
Provisions	x	75,171	6,720	81,891	17,848		17,848
Deferred government grants	iv	-	296	296		296	296
Total Current Liabilities		532,717	296	533,013	591,388	21,955	613,343
NON-CURRENT LIABILITIES							
Interest bearing liabilities and borrowings	x,xi	1,003,035	(7,196)	995,839			
Deferred tax liabilities	v	106,814	(28,537)	78,277	33,968	(24,010)	9,958
Provisions	ii,x	157,218	(78,672)	78,546	16,391		16,391
Deferred government grants	iv	-	2,664	2,664		2,664	2,664
Retirement benefit liabilities	ii	-	95,667	95,667		159	159
Total Non-Current Liabilities		1,267,067	(16,074)	1,250,993	50,359	(21,187)	29,172
TOTAL LIABILITIES		1,799,784	(15,778)	1,784,006	641,747	768	642,515
NET ASSETS		2,074,512	34,013	2,108,525	1,495,504	(11,168)	1,484,336
EQUITY							
Contributed equity	iii	1,223,034	432	1,223,466	1,223,034	432	1,223,466
Reserves	xv	(62,091)	(120,915)	(183,006)	22,824	(20,021)	2,803
Retained earnings	xvii	913,569	154,496	1,068,065	249,646	8,421	258,067
TOTAL EQUITY		2,074,512	34,013	2,108,525	1,495,504	(11,168)	1,484,336

CSL Limited and its controlled entities

Notes to the Financial Statements continued

for the year ended 30 June 2006

37 Explanation of transition to AIFRS (continued)

(b) Reconciliation of profit under previous AGAAP to profit under Australian equivalents to IFRS (AIFRS)

i) Reconciliation of profit for the year ended 30 June 2005

		Consolidated Entity			Parent Entity		
	Notes	Previous AGAAP $'000	Effect of transition to AIFRS $'000	AIFRS $'000	Previous AGAAP $'000	Effect of transition to AIFRS $'000	AIFRS $'000
Sales revenue	vi	2,749,934	(140,969)	2,608,965	363,320		363,320
Cost of sales	vi,xiv	(1,686,776)	67,943	(1,618,833)	(169,872)	(981)	(170,853)
Gross profit		1,063,158	(73,026)	990,132	193,448	(981)	192,467
Other revenue	iv,vi,xii	502,976	(461,682)	41,294	33,471	(2,473)	30,998
Research and development expenses	vi	(145,721)	4,763	(140,958)	(59,192)		(59,192)
Selling and marketing expenses	vi	(332,336)	7,470	(324,866)	(42,517)		(42,517)
General and administration expenses	ii,iii,vi,xii, xiii,xiv	(174,583)	58,079	(116,504)	(55,577)	(981)	(56,558)
Other expenses – Net assets of discontinued operations	vi	(178,548)	178,548	-			
Other expenses	i,vi,xii	(51,366)	51,366	-			
Finance costs	vi	(41,640)	2,825	(38,815)	(387)		(387)
Profit before income tax expense – continuing operations		641,940	(231,657)	410,283	69,246	(4,435)	64,811
Income tax expense – continuing operations	v	(95,422)	(80,132)	(175,554)	(8,487)	(1,029)	(9,516)
Net Profit after tax from continuing operations		546,518	(311,789)	234,729	60,759	(5,464)	55,295
Net Profit after tax from discontinued operations	vi	-	253,045	253,045			
Net profit attributable to members of CSL Limited		546,518	(58,744)	487,774	60,759	(5,464)	55,295

(c) Reconciliation of cash flow statement for the year ended 30 June 2005

The adoption of AIFRS has not resulted in any material adjustments to the cash flow statement.

(d) Adoption of AASB 132 *Financial Instruments: Presentation and Disclosure* and AASB 139 *Financial Instruments: Recognition and Measurement*

The adoption, effective 1 July 2005, of AASB 132 and AASB 139 has not resulted in any material adjustments to the consolidated balance sheet.

37 Explanation of transition to AIFRS (continued)

(e) Notes to the reconciliations

(i) Goodwill

In accordance with AIFRS, from 1 July 2004 goodwill acquired in a business combination is no longer amortised. Instead goodwill is subject to an annual impairment test focusing on the cash flows of the related cash generating units.

The incremental effect on the balance sheet is as follows:

	Consolidated Entity		Parent Entity	
	1 July 2004 $000	30 June 2005 $000	1 July 2004 $000	30 June 2005 $000
Increase intangible assets	-	43,052		
(Increase) deferred tax liabilities	-	(10,676)		
NET ASSETS	-	32,376		
Decrease foreign currency translation reserve	-	1,951		
(Increase) retained earnings	-	(34,327)		
TOTAL EQUITY	-	(32,376)		

The incremental effect on the income statement is as follows:

	Consolidated Entity Year ended 30 June 2005 $000	Parent Entity Year ended 30 June 2005 $000
(Decrease) other expenses	(45,564)	
Increase income tax expense	11,237	
NET PROFIT	(34,327)	

(ii) Employee Benefits

In accordance with AIFRS, actuarial valuations have been used to measure and recognise the net benefit or obligation attributable to current and prior periods of the defined benefit superannuation plans and other retirement benefit plans that the consolidated entity sponsors.

The incremental effect on the balance sheet is as follows:

	Consolidated Entity		Parent Entity	
	1 July 2004 $000	30 June 2005 $000	1 July 2004 $000	30 June 2005 $000
Increase retirement benefit assets	1,026	50		
Increase deferred tax assets	8,229	5,066	160	48
(Increase) retirement benefit liabilities	(533)	(159)	(533)	(159)
(Increase) non-current provisions	(20,886)	(12,992)		
(Increase) deferred tax liabilities	(225)	(11)		
NET ASSETS	(12,389)	(8,046)	(373)	(111)
(Increase) foreign currency translation reserve	-	(1,002)		
Decrease retained earnings	12,389	9,048	373	111
TOTAL EQUITY	12,389	8,046	373	111

The incremental effect on the income statement is as follows:

	Consolidated Entity Year ended 30 June 2005 $000	Parent Entity Year ended 30 June 2005 $000
(Decrease) general and administration expenses	(29,967)	(319)
Increase income tax expense	10,490	95
NET PROFIT	(19,477)	(224)

In addition, in accordance with AASB 119 Employee Benefits, Retirement benefit liabilities are presented separately from provisions and therefore liabilities recognised in the AGAAP balance sheet have been reclassified as follows:

37 Explanation of transition to AIFRS (continued)

	Consolidated Entity		Parent Entity	
	1 July 2004 $000	30 June 2005 $000	1 July 2004 $000	30 June 2005 $000
Decrease non-current provisions	116,058	95,508		
(Increase) non-current retirement benefit liabilities	(116,058)	(95,508)		
NET ASSETS	-	-		

(iii) Share-based payments

In accordance with AIFRS, a share based payments expense has been recognised for options, performance rights and share plan arrangements granted after 7 November 2002 that remain unexercised as at 1 January 2005.

The incremental effect on the balance sheet is as follows:

	Consolidated Entity		Parent Entity	
	1 July 2004 $000	30 June 2005 $000	1 July 2004 $000	30 June 2005 $000
(Increase) contributed equity	-	(432)	-	(432)
(Increase) share based payments reserve	(941)	(2,803)	(941)	(2,803)
Decrease retained earnings	941	3,235	941	3,235
TOTAL EQUITY	-	-	-	-

The incremental effect on the income statement is as follows:

	Consolidated Entity Year ended 30 June 2005 $000	Parent Entity Year ended 30 June 2005 $000
Increase general and administration expenses	2,294	2,294
NET PROFIT	2,294	2,294

(iv) Government Grants

In accordance with AIFRS, where a government grant relates to the acquisition or construction of an asset, the fair value is deferred and released, on a straight-line basis, to the income statement over the expected useful life of the relevant asset.

The incremental effect on the balance sheet is as follows:

	Consolidated Entity		Parent Entity	
	1 July 2004 $000	30 June 2005 $000	1 July 2004 $000	30 June 2005 $000
Increase deferred tax assets	150	888	150	888
(Increase) current deferred government grants	(296)	(296)	(296)	(296)
(Increase) non-current deferred government grants	(204)	(2,664)	(204)	(2,664)
NET ASSETS	(350)	(2,072)	(350)	(2,072)
Decrease retained earnings	350	2,072	350	2,072
TOTAL EQUITY	350	2,072	350	2,072

The incremental effect on the income statement is as follows:

	Consolidated Entity Year ended 30 June 2005 $000	Parent Entity Year ended 30 June 2005 $000
Decrease other revenue	2,460	2,460
(Decrease) income tax expenses	(738)	(738)
NET PROFIT	1,722	1,722

37 Explanation of transition to AIFRS (continued)

(v) Income Taxes

In accordance with AIFRS, the 'balance sheet' approach has been adopted in accounting for income taxes. This requires the identification of temporary differences for each asset and liability. These differences take into consideration the numerous tax jurisdictions in which the consolidated entity operates and the differences in the book and tax bases of assets and liabilities as a result of the acquisition of Aventis Behring which under AGAAP were treated as permanent differences. The increase in the net deferred tax asset at the transition date is primarily due to AASB 112 requiring the consolidated entity to recognise a deferred tax asset in respect of the unrealised portion of the discount on acquisition and other adjustments from the Aventis Behring acquisition that remain in the balance sheet at the date of transition. The subsequent movement under AIFRS at 30 June 2005 is primarily due to this deferred tax asset decreasing and flowing through the tax expense line as the assets and liabilities with differences in bases are realised. Such a deferred tax asset is not recognised under AGAAP.

In addition, in accordance with AASB 112 Income Tax, deferred tax assets and deferred tax liabilities of the same taxable entity/group are required to be set-off if they relate to income taxes levied by the same taxation authority and the entity/group has a legally enforceable right to set-off current tax assets against current tax liabilities.

The incremental effect on the balance sheet is as follows:

	Consolidated Entity		Parent Entity	
	1 July 2004 $000	30 June 2005 $000	1 July 2004 $000	30 June 2005 $000
Increase/(decrease) deferred tax assets	184,446	(26,709)	(10,135)	(11,336)
(Increase)/decrease deferred tax liabilities	(61,014)	39,224	2,822	24,010
(Increase)/decrease current trade and other payables	-	-		(21,659)
NET ASSETS	123,432	12,515	(7,313)	(8,985)
Decrease foreign currency translation reserve	-	14,345		
(Increase)/decrease retained earnings	(123,432)	(26,860)	7,313	8,985
TOTAL EQUITY	(123,432)	(12,515)	7,313	8,985

The incremental effect on the income statement is as follows:

	Consolidated Entity Year ended 30 June 2005 $000	Parent Entity Year ended 30 June 2005 $000
Increase income tax expenses (non-cash)	96,572	1,672
NET PROFIT	96,572	1,672

	Consolidated Entity		Parent Entity	
	1 July 2004 $000	30 June 2005 $000	1 July 2004 $000	30 June 2005 $000
Deferred tax assets				
- balance sheet approach / set-off (above)	184,446	(26,709)	(10,135)	(11,336)
- employee benefits (note ii)	8,229	5,066	160	48
- government grants (note iv)	150	888	150	888
	192,825	(20,755)	(9,825)	(10,400)
Deferred tax liabilities				
- balance sheet approach / set-off (above)	(61,014)	39,224	2,822	24,010
- goodwill (note i)	-	(10,676)		
- employee benefits (note ii)	(225)	(11)		
	(61,239)	28,537	2,822	24,010

Notes to the Financial Statements continued

for the year ended 30 June 2006

37 Explanation of transition to AIFRS (continued)

(v) Income Taxes (continued)

The total incremental effect on the income statement arising from transition to AIFRS is as follows:

	Consolidated Entity Year ended 30 June 2005 $000	Parent Entity Year ended 30 June 2005 $000
Income tax expense – continuing operations		
– balance sheet approach (above)	96,572	1,672
– goodwill (note i)	11,237	
– employee benefits (note ii)	10,490	95
– government grants (note iv)	(738)	(738)
– discontinued operations (note vi)	(37,429)	
	80,132	1,029

(vi) Profit on sale of business unit

In accordance with AIFRS, on disposal of a business unit, the portion of the balance of the foreign currency translation reserve that relates to the business unit being disposed must be recognised in the income statement as part of the gain or loss on disposal. The gain or loss on disposal is also recalculated to incorporate the impact of the non-amortisation of goodwill as noted above.

The incremental effect on the balance sheet is as follows:

	Consolidated Entity		Parent Entity	
	1 July 2004 $000	30 June 2005 $000	1 July 2004 $000	30 June 2005 $000
(Decrease) intangible assets	-	(760)		
NET ASSETS	-	(760)		
(Increase) foreign currency translation reserve	-	(11,200)		
Decrease retained earnings	-	11,960		
TOTAL EQUITY	-	760		

The incremental effect on the income statement is as follows:

	Year ended 30 June 2005 $000	Year ended 30 June 2005 $000
(Increase) other expenses	(796)	
(Decrease) net profit from discontinued operations	(11,164)	
NET PROFIT	(11,960)	

In addition, In accordance with AASB 5 Non-current assets Held for Sale and Discontinued Operations, the results of a disposed business unit and the profit on the sale of that business unit are removed from results from continuing operations and separately disclosed. The effect of this is as follows:

	Year ended 30 June 2005 $000	Year ended 30 June 2005 $000
Decrease sales revenue	140,969	
(Decrease) cost of sales	(94,091)	
Decrease other revenue	458,510	
(Decrease) research and development expenses	(4,763)	
(Decrease) selling and marketing expenses	(7,470)	
(Decrease) general and administration expenses	(9,348)	
(Decrease) other expenses – net assets of discontinued operations	(178,548)	
(Decrease) other expenses	(796)	
(Decrease) finance costs	(2,825)	
(Decrease) income tax expense – continuing operations	(37,429)	
(Increase) net profit after tax from discontinued operations	(264,209)	
NET PROFIT	-	

37 Explanation of transition to AIFRS (continued)

(vii) Foreign currency translation reserve: cumulative translation differences

In accordance with an exemption provided by AASB 1, the consolidated entity has deemed that the cumulative translation differences for all foreign subsidiaries at the date of transition to AIFRS be reset to $Nil. Accordingly the opening balance and subsequent foreign currency reserve transfers have been adjusted.

The effect on the balance sheet is as follows:

	Consolidated Entity		Parent Entity	
	1 July 2004 $000	30 June 2005 $000	1 July 2004 $000	30 June 2005 $000
Decrease foreign currency translation reserve	54,536	96,787		
(Increase) retained earnings	(54,536)	(96,787)		
TOTAL EQUITY	-	-		

There is no effect on the income statement.

(viii) Land and Buildings

In accordance with an exemption provided by AASB 1, the consolidated entity has elected to use a previous AGAAP revaluation of land and buildings as deemed cost. Accordingly, the balance of the asset revaluation reserve has been transferred to retained earnings.

The effect on the balance sheet is as follows:

	Consolidated Entity		Parent Entity	
	1 July 2004 $000	30 June 2005 $000	1 July 2004 $000	30 June 2005 $000
Decrease asset revaluation reserve	22,837	22,837	22,824	22,824
(Increase) retained earnings	(22,837)	(22,837)	(22,824)	(22,824)
TOTAL EQUITY	-	-		

There is no effect on the income statement.

(ix) AIFRS presentational adjustment – Prepayments and other receivables

In accordance with AASB 101 Presentation of Financial Statements Prepayments and Long term deposits have been reclassified from Other assets and Other financial assets to trade and other receivables as follows:

	Consolidated Entity		Parent Entity	
	1 July 2004 $000	30 June 2005 $000	1 July 2004 $000	30 June 2005 $000
Increase current trade and other receivables	31,860	22,244	3,894	2,419
(Decrease) other assets	(31,860)	(22,244)	(3,894)	(2,419)
Increase non-current trade and other receivables	-	3,012		
(Decrease) other financial assets	-	(3,012)		
NET ASSETS	-	-		

(x) AIFRS presentational adjustment – Surplus lease space provisions

In accordance with AASB 101 Presentation of Financial Statements Surplus lease space provisions have been reclassified from Interest bearing liabilities to Provisions as follows:

	Consolidated Entity		Parent Entity	
	1 July 2004 $000	30 June 2005 $000	1 July 2004 $000	30 June 2005 $000
Decrease current interest bearing liabilities	5,353	6,720		
(Increase) current provisions	(5,353)	(6,720)		
Decrease non-current interest bearing liabilities	9,149	3,844		
(Increase) non-current provisions	(9,149)	(3,844)		
NET ASSETS	-	-		

Notes to the Financial Statements continued

for the year ended 30 June 2006

37 Explanation of transition to AIFRS (continued)

(xi) AIFRS presentational adjustment – Borrowing costs

In accordance with AASB 101 Presentation of Financial Statements Deferred borrowing costs are included within the carrying value of interest bearing liabilities and therefore the following adjustment has been made:

	Consolidated Entity		Parent Entity	
	1 July 2004 $000	30 June 2005 $000	1 July 2004 $000	30 June 2005 $000
(Decrease) non-current other assets	(4,610)	(3,352)		
Decrease non-current interest bearing liabilities and borrowings	4,610	3,352		
NET ASSETS	-	-		

(xii) AIFRS presentational adjustment – Other Revenue

In accordance with AASB 101 Presentation of Financial Statements items previously shown gross in Other Revenue are off-set with their associated costs and shown in either other income or expenses. The effect of this is as follows:

	Year ended 30 June 2005 $000	Year ended 30 June 2005 $000
Decrease other revenue	712	13
(Decrease) general and administration expenses	(712)	(13)
NET PROFIT	-	

(xiii) AIFRS presentational adjustment – Other Expenses

In accordance with AASB 101 Presentation of Financial Statements, the category of other expenses has been eliminated and items have been reclassified to general and administration expenses as follows:

	Year ended 30 June 2005 $000	Year ended 30 June 2005 $000
Increase general and administration expenses	5,802	
(Decrease) other expenses	(5,802)	
NET PROFIT	-	

(xiv) AIFRS presentational adjustment – Inventory write-downs

In accordance with AASB 101 Presentation of Financial Statements, inventory write-downs (to net realisable value) have been reclassified from general and administration expenses to cost of sales. The effect of this is as follows:

	Year ended 30 June 2005 $000	Year ended 30 June 2005 $000
Increase cost of sales	26,148	981
(Decrease) general and administration expenses	(26,148)	(981)
NET PROFIT	-	

37. Explanation of transition to AIFRS (continued)

(xv) Reserves

The total incremental effect on Reserves of the above noted adjustments is as follows:

	Consolidated Entity		Parent Entity	
	1 July 2004 $000	30 June 2005 $000	1 July 2004 $000	30 June 2005 $000
Reserves				
goodwill (note i)	-	1,951		
employee benefits (note ii)	-	(1,002)		
share-based payments (note iii)	(941)	(2,803)	(941)	(2,803)
income taxes (note v)	-	14,345		
profit on sale of business unit (note vi)	-	(11,200)		
foreign currency translation reserve: cumulative translation differences (note vii)	54,536	96,787		
land and buildings (note viii)	22,837	22,837	22,824	22,824
	76,432	120,915	21,883	20,021

(xvi) Retained earnings

The total incremental effect on Retained earnings of the above noted adjustments is as follows:

	Consolidated Entity		Parent Entity	
	1 July 2004 $000	30 June 2005 $000	1 July 2004 $000	30 June 2005 $000
Retained earnings				
goodwill (note i)	-	(34,327)		
employee benefits (note ii)	12,389	9,048	373	111
share-based payments (note iii)	941	3,235	941	3,235
government grants (note iv)	350	2,072	350	2,072
income taxes (note v)	(123,432)	(26,860)	7,313	8,985
profit on sale of business unit (note vi)	-	11,960		
foreign currency translation reserve: cumulative translation differences (note vii)	(54,536)	(96,787)		
land and buildings (note viii)	(22,837)	(22,837)	(22,824)	(22,824)
	(187,125)	(154,496)	(13,847)	(8,421)

CSL Limited and its controlled entities

Directors' Declaration

(1) In the opinion of the Directors:

(a) the financial report, and the additional disclosures included in the directors' report designated as audited, of the company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2006 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards and Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

(2) This declaration has been made after receiving the declarations required to be made to the directors in accordance with section 295A of the Corporations Act 2001 for the financial period ending 30 June 2006.

(3) In the opinion of the Directors, as at the date of this declaration, there are reasonable grounds to believe that the members of the Closed Group identified in note 33 will be able to meet any obligations or liabilities to which they are or may become subject, by virtue of the Deed of Cross Guarantee dated 20 June 1995.

Made in accordance with a resolution of the directors.

Peter H Wade
Chairman

Brian A McNamee
Managing Director

Melbourne
23 August 2006

ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777

Independent Audit Report

to Members of CSL Limited

Scope

The financial report, remuneration disclosures and directors' responsibility

The financial report comprises the income statement, balance sheet, statement of recognised income and expense, cash flow statement, accompanying notes to the financial statements, and the directors' declaration for CSL Limited (the company) and the consolidated entity, for the year ended 30 June 2006. The consolidated entity comprises both the company and the entities it controlled during that year.

The company has disclosed information as required by paragraphs Aus 25.4 to Aus 25.7.2 of Accounting Standard 124 *Related Party Disclosures* ("remuneration disclosures"), under the heading "Remuneration Report" on pages 42 to 57 of the directors' report, as permitted by Corporations Regulation 2M.6.04.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for the remuneration disclosures contained in the directors' report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with Accounting Standard AASB 124 *Related Party Disclosures*. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows and whether the remuneration disclosures comply with Accounting Standard AASB 124 *Related Party Disclosures*.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and the remuneration disclosures, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report and the remuneration disclosures. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

ERNST & YOUNG

Independence

We are independent of the company and the consolidated entity and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the Directors' Report.

Audit opinion

In our opinion:

1. the financial report of CSL Limited is in accordance with:
   (a) the *Corporations Act 2001*, including:
      (i) giving a true and fair view of the financial position of CSL Limited and the consolidated entity at 30 June 2006 and of their performance for the year ended on that date; and
      (ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and
   (b) other mandatory financial reporting requirements in Australia.
2. the remuneration disclosures that are contained on pages 42 to 57 of the directors' report comply with Accounting Standard AASB 124 *Related Party Disclosures*.

Ernst & Young

Ivan Wingreen
Partner
Melbourne

23 August 2006

Designed and produced by [illegible] Design Associates, Melbourne

CSL Limited
Registered Head Office
45 Poplar Road
Parkville
Victoria 3052
Australia
Phone +61 3 9389 1911
Fax. +61 3 9389 1434

www.csl.com.au

CSL Limited
45 Poplar Road Parkville
Victoria 3052 Australia

Telephone: +61 3 9389 1911
Facsimile: +61 3 9387 8454
www.csl.com.au

CSL

Dear Shareholder

I have much pleasure in inviting you to our 16th Annual General Meeting, a Notice of which is attached.

The Meeting will be held at the Function Centre at the National Tennis Centre, Melbourne Park, Batman Avenue, Melbourne on Wednesday, 18 October, 2006, commencing at 10.00 a.m. Refreshments will be available before and after the Meeting.

Trams from Flinders Street stop at the Rod Laver Arena tram stop. Proceed through the car park to the ramp leading to the Function Centre. If driving, take Entrance D off Swan Street and proceed to the Northern Car Park. Entrance A off Batman Avenue will also be open for those travelling from the City via the Batman Avenue tollway. At either Entrance A or Entrance D, take a ticket from the gate on arrival. You will be able to validate this ticket at the validation machine in the venue during registration. You can then use the validated ticket to exit the venue after the Annual General Meeting.

Please bring this Notice with you as the barcode printed on it will assist registration and admission.

If you cannot attend but wish to appoint a Proxy, a personalised proxy form is enclosed which may be returned in the envelope provided.

To comply with legal requirements, representatives of Companies holding shares who wish to vote should complete and bring or mail in the "Certificate of Appointment of a Corporate Representative" which may be continuing or for this Meeting only. A new form is not required if a continuing Appointment form has been lodged previously. A form of the Certificate may be obtained from the Company's share registry.

The Managing Director and Elizabeth Alexander, as your new Chairman, will be reviewing the operations of the Group over the past 12 months, concentrating on the performance of CSL Behring during the year and the initiatives the Company is taking in respect to expanding its investments in its influenza vaccine.

Shareholders will be asked, among other things, to adopt the Remuneration Report relating to Directors and Executives remuneration, which Report is detailed in the Directors' Report published in the Company's 2006 Annual Report and which outlines the Board's policies for determining the remuneration of Directors and Executives and the relationship between those policies and CSL's performance.

At the 2003 Annual General Meeting, shareholders approved the grant of performance rights to the Company's two executive directors over a three year period. That period is due to expire and as a result shareholders will also be asked to approve a further maximum number of performance rights over the next three year period.

As announced at the last Annual General Meeting, I will retire as at 30 September, 2006, and Elizabeth Alexander will succeed me as Chairman of your Company. May I express my appreciation for the support and encouragement that I have received from shareholders, the Board and management during my time as Chairman.

Your participation at the meeting will be both welcome and appreciated by your Directors who look forward to presenting an informative program.

Yours sincerely

Peter Wade

Peter Wade
CHAIRMAN

15 September 2006

CSL



MELBOURNE & OLYMPIC PARKS
Australia's premier sports & entertainment precinct
Entry A
BATMAN
Northern Car Park
Car Park
Rod Laver Arena at Melbourne Park Tramstop
Melbourne Park Footbridge to MCG
N
Show Court
Garden Square
Show 2 Court
Show 1 Court
Melbourne Park Function Centre
Entry B Undercover Carpark
Rod Laver Arena
Cafe Arena
Eastern Car Park
70
Footbridge to M.C.G.
Vodafone Arena /MCG Tramstop
Melbourne Park
Old Scotch Oval
Vodafone Arena
AV
SWAN ST BRIDGE
SWAN
Taxi Rank
Entry C
Drop Off Zone
The Plaza
Bus/Car Park
Entry D
ST
Melb Sports & Entertainment Centre
Gate 3
VIP/Club Rooms
Olympic Park
Entry E
Sports Medicine Admin
Olympic Park Car Park
BATMAN
Yarra
Gate 4
Olympic Park Function Centre
River
AV
Copyright © Melway Publishing Pty Ltd 2000
LEGEND
Tolled Road
Main Road (No Toll)
Main Road (No Toll)
Minor Road (No Toll)
Pedestrian Crossing
Pedestrian Plaza
Tram Route
Foot Track

Melbourne & Olympic Parks

Melbourne Park

- *Rod Laver Arena*
- *Vodafone Arena*
- *Function Centre*

Olympic Park

- *Olympic Park Sports Ground*
- *Melbourne Sports & Entertainment Centre*

Batman Avenue, Melbourne, Australia
GPO Box 4811SS, Melbourne, Victoria 3001
Telephone : + 61 3 9286 1600
Facsimile : + 61 3 9650 3256
Websites : www.melbournepark.com.au
www.olympicpark.com.au



Notice of Annual General Meeting

NOTICE IS GIVEN that the Sixteenth Annual General Meeting of CSL Limited (ABN 99 051 588 348) will be held at the Function Centre, National Tennis Centre, Melbourne Park, Batman Avenue, Melbourne on 18 October 2006 at 10.00 am (EST).

CSL

Notice of Annual General Meeting

ORDINARY BUSINESS

1. **Accounts and Reports**

   To receive and consider the Financial Statements and the reports of the Directors and Auditors for the year ended 30 June 2006, and to note the final dividend in respect of the year ended 30 June 2006 declared by the Board and paid by the Company.

2. **Election of Directors**

   a) To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

      'That Professor John Shine, a Director appointed in accordance with Rule 87 of the Constitution, being eligible, is elected as a Director of the Company.'.

   b) To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

      'That Mr David Simpson, a Director appointed in accordance with Rule 87 of the Constitution, being eligible, is elected as a Director of the Company.'.

   c) To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

      'That Miss Elizabeth A Alexander, a Director retiring from office by rotation in accordance with Rule 99(a) of the Constitution, being eligible, is re-elected as a Director of the Company.'.

   d) To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

      'That Mr Antoni M Cipa, a Director retiring from the office by rotation in accordance with Rule 99(a) of the Constitution, being eligible, is re-elected as a Director of the Company.'.

   Information about the candidates for election and re-election, together with information about voting by any significant foreign shareholder in the Company, is included in the Explanatory Notes.

SPECIAL BUSINESS

3. **Adoption of the Remuneration Report**

   To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

   'That the Remuneration Report (which forms part of the Directors' report) for the year ended 30 June 2006 be adopted.'.

   For information on the Remuneration Report, see the Explanatory Notes.

4. **Renewal of Partial Takeover Provision**

   To consider and, if thought fit, to pass the following resolution as a special resolution:

   'That the Company approves the renewal for a three year period of Rule 147 of the Constitution of the Company.'.

   A description of Rule 147, and further information relating to this resolution, is included in the Explanatory Notes.

5. **Approval of Issue of Performance Rights to Executive Directors**

   To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

   'That the Company hereby approves, for the purposes of ASX Listing Rule 10.14 and for all other purposes:

   a) the issue of up to a maximum of 500,000 performance rights from time to time under, and in accordance with, the Company's Performance Rights Plan to any of the executive directors of the Company as at the date this resolution is passed, during the period of three years from the date this resolution is passed; and

   b) any issue of shares to those executive directors upon the exercise of any such performance rights.'.

   In accordance with the ASX Listing Rules, the Company will disregard any votes cast on this resolution by:

   - a director of the Company; and
   - an associate of a director of the Company.

   However, the Company need not disregard a vote if:

   - it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
   - it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides (and the acknowledgment box on the proxy form in relation to this resolution is marked).

   For information on the proposed issue of Performance Rights to the Executive Directors, see the Explanatory Notes.

Notice of Annual General Meeting

INFORMATION ON PROXIES

Please note that:

- a shareholder of the Company entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy;
- a proxy need not be a shareholder of the Company;
- a shareholder who is entitled to cast two or more votes may appoint not more than two proxies and may specify the proportion or number of votes each proxy is appointed to exercise; and
- to be valid the form appointing the proxy and the power of attorney or other authority (if any) under which it is signed (or a certified copy thereof) must be lodged, or received by fax, at least 48 hours prior to the meeting at the following address:

    Computershare Investor Services Pty Limited
    GPO Box 242
    Melbourne VIC 3001
    Fax: (03) 9473 2555

A proxy appointment form accompanies this Notice of Annual General Meeting.

The Company has determined that for the purposes of voting at the meeting, shares will be taken to be held by those who hold them at 10.00pm on 16 October 2006.

BY THE ORDER OF THE BOARD

Peter R Turvey - Company Secretary
15 September 2006

EXPLANATORY NOTES

RESOLUTION 2 - ELECTION OF DIRECTORS

Candidates for Election to the Office of Director

John Shine, *AO, FAA (Age 60)*
Pharmaceutical Industry, Medicine (resident in NSW)

Professor Shine was appointed to the CSL Board in June 2006. He is the Executive Director of the Garvan Institute of Medical Research and a Board Member of the Garvan Research Foundation. He is Professor of Molecular Biology and Professor of Medicine at the University of New South Wales, and a Director of many scientific research and medical bodies throughout Australia. Professor Shine was also Chairman of the National Health and Medical Research Council (NHMRC) and a member of the Prime Minister's Science, Engineering and Innovation Council (PMSEIC) up to 30 June 2006.

David J Simpson, *(Age 66)*
Finance and Management (resident in Victoria)

Mr Simpson was appointed to the CSL Board in September 2006. He is a Fellow of the CPA Australia. Mr Simpson is the non executive Chairman of Aristocrat Leisure Limited and a Director of Lighthouse Foundation. For many years Mr Simpson was Finance Director of Tabcorp Holdings Limited and before that Executive General Manager Finance of Southcorp Holdings Ltd. Mr Simpson has taken over responsibility of Chairman of the Audit and Risk Management Committee from Elizabeth Alexander.

Candidates for Re-election to the Office of Director

Elizabeth A Alexander,
AM, BCom, FCPA, FCA, FAICD (Age 63)
Finance and Risk Management (resident in Victoria)

Miss Alexander was appointed to the CSL Board in July 1991. She is a Director of Boral Limited and D.B. RREEF. She is a Member of the Takeovers Panel, Deputy Chairman of the Financial Reporting Council and past National President of the Australian Society of Certified Practising Accountants and of the Australian Institute of Company Directors. She is Chairman of the Board of Advice to the Salvation Army (Southern Command), Deputy Chairman of the Winston Churchill Fellowship Trust and Chairman of the Finance Committee of Melbourne University. Miss Alexander was Chairman of the Audit and Risk Management Committee and will become Chairman of the Board.

Antoni M Cipa,
B.Bus (Acc), Grad.Dip (Acc), CPA, ACIS (Age 51)
Finance (resident in Victoria)

Mr Cipa was appointed to the CSL Board as Finance Director in August 2000. Mr Cipa commenced his employment at CSL in 1990 as Finance Manager. He was instrumental in the float of the Company in 1994 at which time he was appointed Chief Financial Officer. Prior to joining CSL, Mr Cipa was employed at large public companies where he had significant exposure to mergers and acquisitions.

CSL

Notice of Annual General Meeting

Retiring Directors

Peter H Wade, a director on the CSL Board since 1994 and Chairman from 1999 to 2006, will resign as a director of the Company with effect from 30 September 2006.

Arthur C Webster, a director on the CSL Board since 1998, will be retiring from the Board by rotation at the conclusion of this year's meeting, and will not be seeking re-election.

Pursuant to Rule 78 of the Company's Constitution the Board has determined that, as a result of the retirements of Mr Wade and Mr Webster, and the appointments of Professor Shine and Mr Simpson, the number of Board members will remain at 9.

Voting restrictions on any significant foreign shareholder

As required by the Commonwealth Serum Laboratories Act, the Company's Constitution provides that if the Board becomes aware of a 'significant foreign shareholding' in the Company, the Board must be divided into two classes of directors, comprising O class and A class directors. The Constitution defines a 'significant foreign shareholder' as a foreign person who has a relevant interest in at least 5% of the voting shares of the Company.

The number of O class directors must be the number nearest to but not exceeding one third of the directors. Thus in a Board of 9 members, there would need to be 3 O class directors and 6 A class directors. Under the Constitution, the Managing Director must be regarded as an A class director.

All shareholders are entitled to vote on the election of an O class director. A significant foreign shareholder (including any controlled entities and nominees of the significant foreign shareholder to the extent they hold the shares which comprise the significant foreign shareholding) may not vote on the election of an A class director.

As required by the Constitution, the Board conducts periodic reviews of the Company's share register with a view to determining whether or not there are any significant foreign shareholders. For example, the Company reviews the underlying ownership of substantial shareholders of the Company who, in accordance with Chapter 6C of the Corporations Act, must give notice to the Company and the ASX if they and their associates have relevant interests in 5% or more of the voting shares in the Company. In most cases to date, where the substantial shareholder is a foreign company or a member of a foreign company's group, it has been in its capacity as a fund manager. The Constitution provides that a fund manager is only a foreign person for this purpose if the total interests of foreign persons in the fund represent more than 40% of the total.

As a result of those periodic reviews, the Board has determined that all the shares presently owned by or registered in the names of members of the Barclays Global Investors Australia Limited are part of a significant foreign shareholding, because Barclays Global Investors Australia Limited, which is owned by Barclays Group (a foreign company), has a relevant interest (as defined in the Corporations Act) in those shares, and because the Company understands that the total interests of foreign persons in the relevant funds managed by the members of the Barclays Global Investors Australia Limited exceed 40% of the total . Based on the last substantial shareholding notice lodged with the Australian Stock Exchange, Barclays Global Investors Australia Limited had relevant interests in 5.19% of the ordinary shares in the Company at 28 February 2006.

Accordingly, Barclays Global Investors Australia Limited, its controlled entities and its nominees (to the extent they own or hold shares in which the Barclays Group has a relevant interest) and any other significant foreign shareholder at the time of the Annual General Meeting, will be prohibited from voting at the election of each A class director at the 2006 Annual General Meeting.

In accordance with the Constitution, the Board of Directors has determined that as at the date of the Annual General Meeting Elizabeth Alexander, Ian Renard and John Shine be classified as O class directors, with the rest of the Directors being classified as A class directors.

At the 2006 Annual General Meeting, 1 A class director (being Mr Antoni M Cipa) and 1 O class director (being Miss Elizabeth A Alexander) will retire by rotation and have made themselves available for re-election. In addition, 1 A class director (being Mr David Simpson) and 1 O class director (being Professor John Shine) will be up for election.

RESOLUTION 3 - ADOPTION OF THE REMUNERATION REPORT

Under the *Corporations Act 2001 (Cth)*, the Company is required to include, in the Directors' Report, a detailed Remuneration Report setting out certain prescribed information relating to directors' and executives' remuneration, and submit this for adoption by resolution of shareholders at the AGM.

The Directors' Report for the year ended 30 June 2006 contains such a Remuneration Report. A copy of the report is set out on pages 42 to 57 of the 2006 Annual Report and can also be found on the CSL website at www.csl.com.au.

The Remuneration Report discusses matters including (but not limited to):

- Board policies for determining the remuneration of directors and executives;
- The relationship between the policies and CSL's performance;
- If the remuneration of directors and executives are performance based, details of these performance conditions; and

Notice of Annual General Meeting

- Certain 'prescribed details' of the directors and the top five highest remunerated executives of the Company group.

Shareholders are asked to adopt the Remuneration Report.

The shareholder vote is advisory only and does not bind the directors of the Company.

RESOLUTION 4 - RENEWAL OF PARTIAL TAKEOVER PROVISION

The Company's Constitution includes a rule (Rule 147) dealing with proportional takeover bids, which provides that the Company can prohibit the registration of a transfer of shares resulting from a proportional takeover bid unless shareholders in a general meeting approve the bid.

A proportional takeover bid would involve a bidder conducting an off-market takeover bid for a specified proportion of the shares in the Company held by each shareholder.

It is a requirement of the Corporations Act that proportional takeover bid approval rules apply for a maximum period of three years unless renewed. As the Company's proportional takeover bid approval rule (Rule 147) was last renewed at the 2003 Annual General Meeting on 16 October 2003, it is due to expire on 16 October 2006. To continue the operation of Rule 147, it is necessary for Rule 147 to be renewed at the 2006 Annual General Meeting.

The Board considers that it is in the interests of shareholders for the Company to have a proportional takeover bid approval rule, and therefore recommends that shareholders vote to adopt the renewed rule.

Effect of Proportional Takeover Approval Rule

The Corporations Act requires that, if a proportional takeover bid is made and the Company's Constitution includes a provision like Rule 147, the Directors must convene and hold a meeting of shareholders to vote on a resolution to approve the bid. The meeting must be held, and the resolution voted on, before the approving resolution deadline, which is defined in the Corporations Act as the 14th day before the last day of the bid period.

Rule 147 provides that for a resolution to be approved it must be passed by a majority of votes at the meeting, excluding votes by the bidder and its associates.

If no resolution to approve the bid has been voted on in accordance with Rule 147 as at the end of the 14th day before the end of the bid period, a resolution approving the bid will be deemed by the Corporations Act to have been passed, thereby allowing the bid to proceed.

If a resolution to approve the bid is rejected, binding acceptances are required to be rescinded, and all unaccepted offers and offers failing to result in binding contracts are taken to be withdrawn.

If the resolution is approved, the relevant transfers of shares will be registered, provided they comply with the other provisions of the Company's Constitution and the Corporations Act.

Rule 147 does not apply to full takeover offers. Rule 147 will expire 3 years after its last renewal unless renewed by a further special resolution of shareholders.

Reasons for Proposing the Resolution

The Board considers that shareholders should continue to have the opportunity to vote on a proposed proportional takeover bid. A proportional takeover bid for the Company may enable control of the Company to be acquired by a party holding less than a majority interest and without shareholders having the opportunity to dispose of all their shares. This could mean that shareholders could be at risk of being left as part of a minority interest in the Company. This could place shareholders under pressure to accept the bid. If Rule 147 is renewed, it will minimise the risk to shareholders by enabling shareholders to decide whether a proportional takeover bid should be permitted to proceed.

Present Acquisition Proposals

At the date of this notice, no Director is aware of any proposal by any person to acquire, or to increase the extent of, a substantial interest in the Company.

Review of Proportional Takeover Approval Provisions

The Corporations Act requires these explanatory notes to discuss retrospectively the advantages and disadvantages, for directors and members, of the proportional takeover provision proposed to be renewed.

While the proportional takeover approval provisions have been in effect, there have been no takeover bids for the Company, either proportional or otherwise. Consequently there are no actual examples against which to review the advantages or disadvantages of the existing proportional takeover provisions (contained in Rule 147) for the directors and members of the Company. The directors are not aware of any potential takeover bid which was discouraged by Rule 147.

Potential Advantage and Disadvantages

In addition to a retrospective discussion of the provisions proposed to be renewed, the Corporations Act also requires these explanatory notes to discuss the potential future advantages and disadvantages of the proposed rule for both directors and members.

The directors consider that there are no such advantages or disadvantages for them as they remain free to make a recommendation on whether a proportional takeover bid should be accepted.

The proposed rule will ensure that all members will have an opportunity to study a proportional takeover bid and then attend or be represented by proxy at a meeting called

specifically to vote on the proposal. A majority of shares voted at the meeting, excluding the shares of the bidder and its associates, is required for the resolution to be passed, following which shareholders will be able to decide whether to accept proportional takeover bids which may result in a change of control in the Company.

This will enable shareholders to prevent a proportional takeover bid proceeding if they believe that control of the Company should not be permitted to pass under the bid, and accordingly the terms of any future proportional takeover bid are likely to be structured to be attractive to the holders of a majority of the remaining shares.

It may be argued that the rule reduces the possibility of a successful proportional takeover bid and that as a result, proportional takeover bids for the Company will be discouraged. This in turn may reduce opportunities that shareholders may have to sell some of their shares at an attractive price to persons seeking control of the Company, and may reduce any 'takeover speculation' element in the Company's share price on the Australian Stock Exchange. It may also be said that the provisions constitute an additional restriction on the abilities of individual shareholders to deal freely with their shares.

Recommendation

The Directors consider that the renewal of Rule 147 is in the interests of shareholders as it allows shareholders (excluding the bidder and its associates) to have a continuing right to vote on any proportional takeover and to determine whether a proportional takeover bid should proceed. The Directors recommend that shareholders vote in favour of the renewal of Rule 147.

RESOLUTION 5 - APPROVAL OF ISSUE OF PERFORMANCE RIGHTS TO EXECUTIVE DIRECTORS

Resolution 5 seeks approval, for the purposes of ASX Listing Rule 10.14, for the issue of up to a maximum of 500,000 Performance Rights under the Company's Performance Rights Plan (the **Plan**) from time to time to any of the Executive Directors of the Company, as at the date the resolution is passed, during the period of three years from the date the resolution is passed (ie, until 18 October 2009). Any such issue of Performance Rights to any Executive Director is subject to that Executive Director having performed to a required performance level. Shares may subsequently be issued to the Executive Directors upon the exercise of such Performance Rights without the need for further shareholder approval.

The Plan was approved by shareholders at the 2003 Annual General Meeting and a summary of the Plan can be found in the Remuneration Report on pages 45 and 46 of the Company's 2006 Annual Report.

The current Executive Directors of the Company are:

- Dr Brian McNamee (Managing Director); and
- Mr Tony Cipa (Finance Director).

Initially, Dr McNamee and Mr Cipa will be the only Executive Directors who will be entitled to participate in the Plan. No other Executive Directors in future will be able to participate in the Plan without future shareholder approval being obtained under ASX Listing Rule 10.14.

The participation of the Executive Directors in the Plan is a result of the Company's current remuneration strategy that all senior and strategic employees (including the Executive Directors) largely receive their long term incentives in the form of Performance Rights. Those Performance Rights will be a combination of Performance Rights with no exercise price ***(Rights)*** and with an exercise price based on the market price for the Company's shares at or about the time the offer is made ***(Options)***.

It is currently proposed that Dr McNamee and Mr Cipa will continue to participate in the Plan annually on the following basis:

- each year, the Board will determine a "Target Value" of Performance Rights to be offered to each Executive Director. The Target Value is initially expected to approximate 30% of the total remuneration of the Executive Director given that they are highly valued executives. The Target Value will then be indexed each year.
- Rights with a value of 40% of the applicable Target Value, and Options with a value of 60% of the applicable Target Value, will be offered to each Executive Director;
- for this purpose, the value of the Rights and Options to be offered will be the value as at the time of offer, based on standard option valuation methodology (such as the Black-Scholes model), taking into account such factors as the prevailing share price, historical price volatility, the performance hurdles and the vesting periods.
- Under certain circumstances, the Board may seek to make an allocation of so called Cliff Options or Rights to its Executive Directors. Such Cliff Options or Rights will have a single vesting date which would be longer than that provided for ordinary rights or options. Such vesting date may coincide with the expiry of an Executive Director's contract and would provide a means of ensuring ongoing tenure to a prescribed date. It is proposed that any use of such Cliff Options or Rights would be within the 500,000 aggregate rights for which approval is sought.

The maximum number of Performance Rights that may be acquired by those Executive Directors over the 3 year approval period is 500,000 in aggregate. The actual number of Performance Rights issued will, as mentioned above, depend on changes to the applicable Target Value, the

Notice of Annual General Meeting

Company's share price, the valuation of Performance Rights, the remuneration and performance of the Executive Director, over the period.

The Performance Rights that are issued to an Executive Director will:

- be issued for no consideration payable by the Executive Director; and
- represent the right to subscribe for or acquire one Share for either nil consideration (in the case of Rights) or an exercise price based on the market price of the Company's shares at or about the time of the offer (in the case of Options).

Pursuant to shareholder approval in October 2003, the following Performance Rights have been granted to the Executive Directors since the introduction of the Plan in October 2003 (in each case the acquisition price and exercise price of the Performance Right was nil):

Dr Brian McNamee	147,500
Mr Tony Cipa	70,000

It is also expected that, as part of the annual performance review process, further Performance Rights will be granted to Dr McNamee and Mr Cipa prior to the date of the 2006 Annual General Meeting. These Performance Rights will be issued within the 3 year limit of 350,000 approved by shareholders at the 2003 Annual General Meeting.

No loans were provided (in relation to previous issues) or will be provided by the Company in relation to the grant of Performance Rights to, or exercise of Performance Rights by, Executive Directors under the Plan.

Details of any Performance Rights issued to an Executive Director under the Plan will be published in each annual report issued by the Company relating to a period in which the Performance Rights were issued. The annual report will also contain a statement that shareholder approval for the issue of the Performance Rights was obtained under ASX Listing Rule 10.14.

Recommendation

The Non-Executive Directors recommend that shareholders vote in favour of the resolution to approve the issue of Performance Rights to the Executive Directors on the basis outlined above.

CSL Limited
ABN 99 051 588 348
45 Poplar Road
Parkville
Victoria 3052
Australia
Phone: +61 3 9389 1911
Fax: +61 3 9389 1434

CSL

CSL Limited
ABN 99 051 588 348

Mark this box with an 'X' if you have made any changes to your name or address details (see reverse of this form) ☐

Proxy Form

All correspondence to:

Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia

Enquiries (within Australia) 1800 646 882
(outside Australia) 61 3 9415 4000
Facsimile 61 3 9473 2555
www.computershare.com

Appointment of Proxy

I/We being a member/s of CSL Limited and entitled to attend and vote hereby appoint

☐ the Chairman of the Meeting (mark with an 'X') **OR** ☐ **Write here the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.**

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of CSL Limited to be held at the Function Centre, National Tennis Centre, Melbourne Park, Batman Avenue, Melbourne on Wednesday, 18 October 2006 at 10:00am and at any adjournment of that meeting.

☞ ☐ **IMPORTANT: FOR ITEM 5 BELOW**
If the Chairman of the Meeting is your nominated proxy, or may be appointed by default, and you have not directed your proxy how to vote on Item 5 below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of that item and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Item 5 and your votes will not be counted in computing the required majority if a poll is called on this item. The Chairman of the Meeting intends to vote undirected proxies in favour of Item 5.

Voting directions to your proxy – please mark ☒ to indicate your directions

		For	Against	Abstain*
Item 2a	To elect Professor John Shine as a Director	☐	☐	☐
Item 2b	To elect Mr David Simpson as a Director	☐	☐	☐
Item 2c	To re-elect Miss Elizabeth A Alexander as a Director	☐	☐	☐
Item 2d	To re-elect Mr Antoni M Cipa as a Director	☐	☐	☐
Item 3	To adopt the Remuneration Report for the year ended 30 June 2006	☐	☐	☐
Item 4	Renewal of partial Takeover Provision	☐	☐	☐
Item 5	Approval of Issue of Performance Rights to Executive Directors	☐	☐	☐

* If you mark the Abstain box for a particular item, you are directing your proxy <u>not</u> to vote on your behalf on a show of hands or on a poll, or if your votes entitlement cannot be voted by the Chairman of the Meeting, your votes will not be counted in computing the required majority on a poll.

Appointing a second Proxy

I/We wish to appoint a second proxy.

☐ Mark with an 'X' if you wish to appoint a second proxy. **AND** ☐ % **OR** ☐ State the percentage of your voting rights or the number of securities for this Proxy Form.

PLEASE SIGN HERE **This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.**

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Individual/Sole Director and Sole Company Director	Director	Director/Company Secretary

Contact Name ____________ Contact Daytime Telephone ____________ Date / /

CSL

HOW TO COMPLETE THE PROXY FORM

Your Name and Address

This is your address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company.

Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

Appointment of a Second Proxy

You are entitled to appoint up to two persons as proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) indicate that you wish to appoint a second proxy by marking the box.

(b) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(c) return both forms together in the same envelope.

Signing Instructions

You must sign this form as follows in the spaces provided:

Individual: where the holding is in one name, the holder must sign.

Joint Holding: where the holding is in more than one name, all of the securityholders should sign.

Power of Attorney: to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of the corporation is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 48 hours before the commencement of the meeting - ie, by 10.00am on Monday 16 October 2006. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged using the reply paid envelope or:

- by posting, delivery or facsimile to CSL Limited share registry at the address opposite, or

- by delivering to the Registered office of CSL Limited
  45 Poplar Road,
  Parkville Victoria 3052

CSL Limited share registry
Computershare Investor Services Pty Limited
GPO Box 242
Melbourne Victoria 3001
Australia
Facsimile 61 3 9473 2555

CSL Announces New Chairman, October 2, 2006

CSL

Press Release

For immediate release

October 2, 2006

CSL announces new Chairman

CSL Limited confirmed today the retirement of Peter Wade as Chairman and a Director of the Company as at 30 September, 2006. Mr Wade was Chairman of CSL for seven years and a Director/Commissioner for 20 years. Miss Elizabeth Alexander, AM, will become the Company's next Chairman having been a director of CSL for the past 15 years. Mr David Simpson will succeed Miss Alexander as Chairman of the Company's Audit and Risk Management Committee.

For more information about CSL Limited, visit www.csl.com.au

For further information, please contact:

Media contact:
Dr Rachel David
Director of Public Affairs
Phone: 0401 775 779
Email: rachel.david@csl.com.au

Chairman's Address and Managing Director's Presentation, October 18, 2006

CSL Limited
45 Poplar Road Parkville
Victoria 3052 Australia

T +613 9389 1911
F +613 9389 1434
www.csl.com.au

CSL

18 October, 2006

The Manager Companies
Company Announcements Officer
Australian Stock Exchange Limited
Level 4, Stock Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

CHAIRMAN'S ADDRESS AND MANAGING DIRECTOR'S PRESENTATION

Please find attached copies of the Chairman's Address and Managing Director's presentation slides to be presented at CSL's Annual General Meeting which commences at 10.00 a.m. today.

Yours faithfully,

Peter Turvey
COMPANY SECRETARY

CSL LIMITED

CHAIRMAN'S ADDRESS – ANNUAL GENERAL MEETING
18 OCTOBER 2006

"I am pleased to report that the continuing strong performance of our plasma therapeutics business has delivered an excellent year for CSL. CSL Group net profit after tax from continuing operations reached $351 million, a 49% improvement on our previous year.

"In addition, our long-term commitment to research and development has resulted in a significant collaborative outcome with approval of the world's first vaccine against cervical cancer.

"The US Food and Drug Administration, the European Regulatory Agency and Australia's Therapeutic Goods Administration have now granted approval to market Gardasil®, a vaccine against cervical cancer. Merck & Co. Inc. is our licensee for this vaccine and has exclusive global marketing rights. CSL will receive royalties from the sales by Merck and also holds the distribution rights for Australia and New Zealand.

"Key plasma therapeutics are continuing to record strong sales growth and this year Vivaglobin became the first product of its kind launched in the US market. Vivaglobin offers patients with Primary Immune Deficiency the opportunity to treat themselves in their own homes - with the approval of their doctors.

"Following encouraging results from clinical trials, CSL is also continuing to work closely with the Australian Government and public health authorities to develop and license a safe and effective pandemic influenza vaccine based on the H5N1 avian virus.

"Given our strong performance, CSL has now made provision for a contingent payment of US$250 million arising from the acquisition of Aventis Behring in 2004. CSL agreed to pay this amount to Aventis Behring if CSL's share price moved above $35 and remained above that price for 60 consecutive trading days in the period between 27 September 2007 and 26 March 2008.

"The Company has a solid balance sheet with a gearing ratio of approximately 24% and in the order of $750m of cash on hand at the end of June this year. Given this position and the Company's strong cash flows it is likely that we will be in a position to pay the contingent consideration in cash.

"The Managing Director will present a more detailed overview of the Company's operations shortly as well as to identify certain key one-off items which were included in the 2005 and 2006 financial years to assist you to understand how the Company has performed over the last two years.

"I would also like to acknowledge that we have received correspondence from the Australian Shareholders' Association who has raised several matters with us and either I or Dr McNamee shall be addressing these matters during the course of our Report.

<u>BUSINESS REPORTS</u>

"Let me now comment on our business activities which include the operations of ZLB Behring to be known as CSL Behring, CSL Bioplasma, CSL Biotherapies, formerly CSL's Pharmaceutical Division, and our globally integrated research and development activities.

CSL™

"CSL Behring increased sales revenue by 11 percent to $2.4 billion dollars this year and achieved further improvements in business efficiency.

"A global leader in plasma therapeutics, CSL Behring markets a broad range of products and has particular strengths in immune deficiency, critical care and the treatment of haemophilia.

"The business has continued to perform well with strong demand across the product portfolio. CSL Behring operates manufacturing facilities in the US, Switzerland and Germany, has regional sales offices throughout the world, and has substantial markets in the US, Europe and Japan.

"CSL Behring's plasma collection business, ZLB Plasma Services, is one of the largest collectors of human blood plasma in the world and continues to ensure that CSL Behring remains well placed to meet growth opportunities through plasma sourced from its own collection centres and purchased from US and European Blood Banks.

"CSL Bioplasma has faced several industry policy changes this year which have contributed to an 8% reduction in sales revenue to $191 million. Our CSL Bioplasma business is made up of contract fractionation operations in Melbourne and the commercial activities of CSL Behring Asia (excluding Japan).

"Sales of the plasma-derived therapeutics manufactured by CSL Bioplasma have been affected by the first full year of Australian Government funding for imported recombinant coagulation factors. This was also the first full year of our five-year Plasma Products Agreement with the Australian National Blood Authority under a new pricing policy for fractionation services.

"Significant sales revenues continue to be generated through the customised contract fractionation operations provided by CSL Bioplasma to the blood services of New Zealand, Malaysia, Hong Kong and Singapore.

"The 20% growth in sales revenue by CSL Behring Asia has been underpinned by a strong demand for albumin, particularly in China. Our infrastructure in China continues to be developed and we now have offices in Beijing, Shanghai, Guangzhou and Chengdu.

"With a broad and diverse portfolio of plasma-derived therapeutic products and a strong presence in key markets, CSL Bioplasma can look forward to further business growth opportunities in the Asia Pacific region.

"CSL Biotherapies sales revenue increased by 3% to $212 million in a year when its international influenza vaccine business continued to expand.

"The launch of our influenza vaccine in the United Kingdom and Sweden coincided with a supply shortfall from other manufacturers. As a result, close to 25% of patients in the United Kingdom received CSL vaccine.

"In February this year, we announced our plans to introduce CSL's influenza vaccine into the US market and an associated investment of $80 million in plant and equipment at our Melbourne manufacturing facility.

"This plant expansion will double production capacity to 40 million doses of influenza vaccine per season. Subject to approval by the US Food and Drug Administration, we plan to launch our vaccine in the US market in time for their 2007-2008 winter.

"Research and Development investment continues to focus on new products derived from core technologies in plasma fractionation, vaccinology, recombinant proteins and our ISCOMATRIX® adjuvant.

"As previously mentioned, a major event for us this year has been licensing of the Gardasil® vaccine against cervical cancer by the US Food and Drug Administration, the European Regulatory Agency and Australia's Therapeutic Goods Administration.

"Gardasil® is the result of a crucial breakthrough in 1991 by Professor Ian Frazer and his team at the University of Queensland, collaborative research with CSL scientists and the strong support since 1995 of Merck & Co. Inc.

"This vaccine is the result of more than 15 years collaborative work and has the potential to benefit millions of women. Cervical cancer is the second most prevalent cancer in women and typically affects those aged 35 to 55, causing close to 240,000 deaths each year.

"CSL maintains a significant interest in developing biotechnology products based on recombinant monoclonal antibody technology and the academic scientific base to support the discovery of these products is strong in Australia.

"We are investing in relationships, skills, facilities and intellectual property that will enable us to develop our lead antibody candidate, a drug potentially to treat leukaemia, as well as a growing portfolio of exciting preclinical candidates.

"In this light CSL announced in July 2006 a proposal to acquire 100% of the issued shares in Zenyth Therapeutics Limited to be implemented by a Scheme of Arrangement. Our proposal has been unanimously recommended by Zenyth Directors, in the absence of a more favourable proposal from another party. If the proposal is approved by Zenyth shareholders at its meeting on 23 October 2006 and by the Supreme Court of Victoria, we look forward to combining Zenith's pre-clinical research and development projects with CSL's R&D portfolio, and to using our complementary skills to enhance our scientific capabilities and continue the job of developing some exciting new product opportunities.

"I now call on our Managing Director, Dr Brian McNamee, to present a detailed review of the Company's operations."

DIVIDEND

"The Board has declared a final unfranked dividend of 40 cents per share and your final dividend cheques were mailed to you on 13th October.

OUTLOOK

"In respect to the results for the first quarter of this financial year, I am pleased to be able to advise that the Company's performance is consistent with both our expectations and as anticipated at the time of the announcement of our full year results.

"We continue to anticipate a stable to favourable market for plasma therapies and for the first time we are expecting a contribution from Gardasil® this year.

"Further underpinning growth is our position as one of the leading manufacturers of influenza vaccine in the world and we are well placed to take advantage of increasing demand.

"It is our intention to grow our investment in research and development and we have approved an additional 10% expenditure on research and development for this financial year taking our total investment to around $180m. After absorbing this additional R&D expenditure we anticipate earnings before interest and tax to grow approximately 20% in the financial year 2007.

"Total revenue growth is expected in the order of 6% for this financial year with net profit after tax growing within a range of approximately $400m to $420m subject of course to matters beyond our control, such as currency fluctuations and material price movements of our key products.

THE CSL BOARD

"In respect to matters affecting the Board, may I first acknowledge the significant 20 year commitment by Mr Peter Wade to the growth of CSL.

"Mr Wade retired from the Board on 30 September this year after seven years as Chairman. He served as a Commissioner and Director from 1985 to 1993 and he was reappointed as a Director in 1994, shortly after CSL was listed as a public company on the Australian Stock Exchange. Mr Wade has been instrumental in our successful transition from an Australian government entity to a global business. Mr Wade is in the audience and I would like to offer him my personal thanks and congratulations and ask you to do so as well.

"The Board would also like to acknowledge the significant work of Dr Arthur Webster, particularly during the time that the company operated its Animal Health business, but also in assisting the company to become a global operation. Dr Webster has been a Director since March 1998 but has decided not to seek re-election at this Meeting. Can I offer you too Dr Webster my personal thanks for your valuable contribution to Board deliberations over the past eight years. Could you also please stand so that this contribution can be acknowledged.

"In June this year, we welcomed Professor John Shine to the Board and he will offer himself for election at this Meeting. Professor Shine is Executive Director of the Garvan Institute of Medical Research, Professor of Medicine and Professor of Molecular Biology at the University of New South Wales, past Chairman of the National Health and Medical Research Council and Vice President of the Australian Academy of Science.

"In September this year, we also welcomed Mr David Simpson to the Board and he will be offering himself for election at this Meeting.

"Mr Simpson is the non-executive Chairman of Aristocrat Leisure Limited and a Director of the Lighthouse Foundation. He was previously the Finance Director for Tabcorp Holdings Limited from 1995 to 2003 and, prior to that, Executive General Manager, Finance, for Southcorp Holdings Limited from 1987 to 1995.

OUR THANKS TO MANAGEMENT AND STAFF

"CSL now has more than 7,500 employees in 26 countries and our successfully integrated operations have been the key to a year of strong business performance. It is important for us to recognise that the contribution of our employees at all levels has helped to deliver this result.

"Your Board of Directors congratulates management and staff for the vital roles they have played in another excellent business outcome for CSL this financial year by continuing to deliver innovative medicines to many thousands of people."

CSL Limited
2006 Annual General Meeting

18 October 2006

CSL

Key Operational Highlights

- GARDASIL® approved by FDA & TGA
- Globalisation of influenza vaccine strategy announced
  - Plans to double manufacturing capacity
- CSL Behring margin expansion
- Vivaglobin® (Subcutaneous Ig) approved by FDA
- Proposal to acquire Zenyth Therapeutics
- Naming alignment
- US FDA submission of chromatographic liquid IVIG - October 2006

CSL

Group Results

	2006 $M	2005 $M	Change %
Total Revenue	2,904	2,650	10%
EBIT	515	432	
Net profit from continuing operations	**351**	**235**	**49%**
JRH Contribution / Sale		253	
Provision for AB contingent consideration	(234)		
Profit	117	488	

Reported in accordance with Australian Equivalents to International Financial Reporting Standards (A-IFRS)

CSL

Revenue – Geographic Breadth

Global Sales $2.85bn



Rest of World 4%
Australia 10%
North America 39%
Asia 9%
Europe 38%

CSL

Revenue – By Business Unit


CSL Biotherapies
$212m
CSL Bioplasma
$191m
CSL Behring
$2,446m

CSL

CSL Behring Sales – Therapy Group


+10%
$2.4bn
Other
Immuno-globulins
Wound H
Critical Care
pdCoag
rFVIII
Jun 05
Jun 06

Sales for the 12 month period

Revenue – By Business Unit


CSL Biotherapies
$212m
CSL Bioplasma
$191m
CSL Behring
$2,446m

CSL

Influenza Sales Growth



$Am
70
60
50
40
30
20
10
0
FY2004
FY2005
FY2006

CSL

Revenue – By Business Unit



CSL Bioplasma
$191m
CSL Biotherapies
$212m
CSL Behring
$2,446m

CSL

Research & Development Investment



$Am
180
150
120
90
60
30
0
$141m
$161m
New
Product
Development
Market
Development
Life
Cycle
Management
FY2005
FY2006

CSL

HPV GARDASIL®

Cervical Cancer

- Second most common cancer affecting women
- Globally 500,000 cases diagnosed each year – 300,000 deaths

GARDASIL®

- US FDA approves Merck's GARDASIL® in June '06
- Approvals now include USA Australia, Europe, Mexico, Canada, New Zealand
- Royalty to CSL on Merck's sales approx. 7%
  - CSL to market and distribute in Australia and New Zealand

CSL

Growth Strategy



Global Specialty Bio-pharmaceutical
• HPV royalties
• GARDASIL® (Aust)
• Influenza vaccine
• Improved products
• Market Development
• ISCOMATRIX® adjuvant
• Novel Biotech products
Research & Development

Results of Annual General Meeting, October 18, 2006

CSL Limited
45 Poplar Road Parkville
Victoria 3052 Australia

T +613 9389 1911
F +613 9389 1434
www.csl.com.au

CSL

18 October 2006

Manager Companies
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Stock Exchange Centre
20 Bridge St
SYDNEY NSW 2000

Dear Sir/Madam

RESULTS OF ANNUAL GENERAL MEETING

In accordance with Listing Rule 3.13.2 and Section 251AA of the Corporations Act, we advise details of the resolutions and the proxies received in respect of each resolution are set out in the attached proxy summary.

Yours faithfully

Peter Turvey
COMPANY SECRETARY

Enc

CSL Limited
Annual General Meeting

Proxy Summary
18th October 2006

2a Elect Professor John Shine as Director

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
94,873,393	69,353	66,665	2,063,535

The motion was carried on a show of hands as an ordinary resolution.

2b Elect Mr David Simpson as Director

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
91,616,170	176,289	3,072,780	2,067,574

The motion was carried on a show of hands as an ordinary resolution.

2c Re-elect Miss Elizabeth A Alexander as Director

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
94,806,687	129,716	74,401	2,063,062

The motion was carried on a show of hands as an ordinary resolution.

2d Re-elect Mr Antoni M Cipa as Director

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
90,713,957	1,057,115	3,047,692	2,078,930

The motion was carried on a show of hands as an ordinary resolution.

3 Adopt Remuneration Report

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
92,792,641	1,369,867	827,612	2,079,306

The motion was carried on a show of hands as an ordinary resolution.

4 Renewal of partial Takeover Provision

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
85,917,296	8,549,501	486,843	2,120,226

The motion was carried on a show of hands as a special resolution.

5 Approval of Issue of Performance Rights to Executive Directors

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
90,913,283	3,135,729	1,052,882	1,199,909

The motion was carried on a show of hands as an ordinary resolution.

ASX Circular: Zenyth Therapeutics/CSL Limited Merger Timetable, October 30, 2006

No:

ASX
AUSTRALIAN STOCK EXCHANGE

ASX Circular

Date: 30 October 2006

Key topics
1. Zenyth Therapeutics Limited
2. CSL Limited
3. Merger
4. ASX codes: ZTL, CSL

Reading List
Client Advisers (Brokers)
Compliance Managers
DTR Operators
Issuers
Institutions
ASTC Participants
Operations Managers (back office)
Research Analysts
Share Registries
ACH Participants
Market Participants

ASX Contact
Gonzalo Valencia

Telephone
03 9617 8711

Australian Stock Exchange Ltd
ABN 98 008 624 691
Exchange Centre
20 Bridge Street
Sydney NSW 2000
PO Box H224
Australia Square NSW 1215

Internet: http://www.asx.com.au

ZENYTH THERAPEUTICS LIMITED/ CSL LIMITED – MERGER TIMETABLE

On the 17 July 2006 CSL Limited ("CSL") and Zenyth Therapeutics Limited ("ZTL") announced a proposal to merge. The merger will be effected by way of a Scheme of Arrangement (the "Merger").

Under the terms of the Merger, ZTL shareholders will receive 82 cents from CSL per ZTL share ("Share Scheme") plus a pro rata capital return to ZTL shareholders of all ZTL's shareholding in Avexa Limited ("AVX")("Special Distribution")

The following timetable will apply.

23 October 2006	ZTL shareholders approved Merger
31 October 2006	Effective date of Share Scheme (subject to court approval)
31 October 2006	Suspension of trading of ZTL shares on ASX (4.00pm, Melbourne time)
8 November 2006 (5.00pm, Melbourne time)	Share Scheme record date: Time and date for determining entitlement to the Share Scheme consideration and the Special Distribution by reference to the ZTL share register
10 – 17 November 2006	Implementation: Capital Reduction (Special Distribution of AVX shares). Transfer of ZTL shares to CSL. Payment of the Share Scheme consideration by CSL to Scheme shareholders. Delisting of ZTL – Termination of official quotation of ZTL and removal of ZTL from the official list.

Cervical Cancer Vaccination Funding for Australian Girls Rejected, November 8, 2006

CSL

For immediate release

November 8, 2006

Cervical cancer vaccination funding for Australian girls rejected

CSL Limited, Australia's leading biopharmaceutical company, today announced that at last week's meeting, the Pharmaceutical Benefits Advisory Committee (PBAC) rejected CSL's funding application for its cervical cancer vaccine GARDASIL®.

CSL applied to the PBAC for National Immunisation Program funding for the vaccine for three groups of women, based on the use approved by the Therapeutic Goods Administration (TGA). An ongoing cohort of 11-12 year old girls delivered through a schools-based program at the end of primary school, a catch-up program for high-school girls (aged 13-18) delivered through secondary schools and a general practice based program for women aged 19-26.

Although disappointed, CSL remains committed to securing Government funding for GARDASIL in Australia and will continue to work closely with the Government and PBAC until this is achieved.

For more information about CSL Limited, visit www.csl.com.au

Media Contacts

Australia and New Zealand
Dr Rachel David
Director of Public Affairs
Phone: 0401 775 779

Investor Contact:

Mark Dehring
Director of Investor Relations
Phone: 61 3 9389 2818
Email: mark.dehring@csl.com.au

Acquisition of CytoGam from MedImmune, November 9, 2006

CSL

For immediate release

November 9, 2006

CSL announces acquisition of CytoGam® from MedImmune

Melbourne, Australia: - CSL Limited has announced that its subsidiary, ZLB Behring, has reached an agreement with MedImmune, Inc. to acquire CytoGam®, (cytomegalovirus immune globulin intravenous (human)) and related assets. CytoGam is an intravenous immune globulin enriched in antibodies against cytomegalovirus (CMV), which is indicated for prophylaxis against CMV disease associated with transplantation of the kidney, lung, liver, pancreas and heart. CMV is the most common cause of infection occurring after any solid organ transplant, contributing significantly to morbidity and mortality in organ transplant recipients.

CSL advised that ZLB Behring will acquire CytoGam for US$120 million in cash, US$70 million of which is subject to achievement of sales milestones.

"CytoGam fits well in ZLB Behring's immunoglobulin portfolio." said Peter Turner, president of ZLB Behring. "We are proud of our heritage of providing a reliable, quality supply of critical therapies to small patient populations. We look forward to continuing that heritage with transplant patients."

The acquisition includes CytoGam and related assets, including patents and trademarks, manufacturing contracts and government authorisations associated with the product. No employees will transfer to ZLB Behring from MedImmune.

Merrill Lynch acted as advisers to CSL on this transaction.

For more information about CSL Limited, visit www.csl.com.au

For further information please contact:

Media Contacts
Australia and New Zealand
Dr Rachel David
Director of Public Affairs
Phone: 0401 775 779

Investor Contact
Mark Dehring
Director of Investor Relations
Phone: +61 3 9389 2818
E-mail: mark.dehring@csl.com.au

Announcement: Zenyth Option Scheme of Arrangement approved by Court,
November 17, 2006

zenyth therapeutics

CSL Limited

Friday, 17 November 2006

ASX Announcement for immediate release

Zenyth Option Scheme of Arrangement approved by Court

Zenyth Therapeutics Limited (**Zenyth**) (ASX:ZTL) and CSL Limited (**CSL**) (ASX:CSL) advise that the Supreme Court of Victoria (**Court**) today made orders approving a scheme of arrangement between Zenyth and its optionholders (**Option Scheme**), following approval of the Option Scheme by Zenyth optionholders on 23 October 2006. The Court approved the Option Scheme on the basis that the cash consideration payable to Zenyth optionholders for each series of options be amended so that it be increased to the higher of the value attributed to that series of options by the independent expert, Deloitte, and by Zenyth. Zenyth and CSL consented to this amendment.

An office copy of the Court's orders approving the Option Scheme has been lodged today with the Australian Securities and Investments Commission, meaning that the Option Scheme has now become legally effective. In order to prevent any further delay, Zenyth and CSL have agreed to bring forward the record date and the implementation date of the Option Scheme to today. Accordingly, Zenyth optionholders will be sent payment of the Option Scheme consideration by Zenyth during the course of next week.

The implementation of the scheme of arrangement between Zenyth and its shareholders, which was approved by the Court on 31 October 2006, is largely complete. All of the shares in Zenyth were transferred to CSL on 10 November 2006. Payment of the cash consideration, and dispatch of the transaction confirmation statements in respect of the special distribution of Avexa shares, were dispatched to the relevant former Zenyth shareholders today. In respect of the ineligible Zenyth shareholders who will receive cash in lieu of Avexa shares, it is anticipated that cheques will be dispatched during the course of next week.

Robyn M Fry
General Counsel & Company Secretary

Peter Turvey
General Counsel & Company Secretary

For further information contact:

Zenyth
Mr Ian Davis
Chairman
Zenyth Therapeutics Limited
+61 3 8608 2962

CSL
Media:
Tim Duncan, Hintons
0408 441 122/ +6 13 9600 1979

Investors
Mark Dehring
+61 3 9389 2818

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Application for Reinstatement to List of Companies

Claiming the Exemption Pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934, as amended

CSL LIMITED

(SEC File No. 82-03785)

APPENDIX B

VOLUME V of VI

Half Yearly Report & Half Yearly Accounts, February 22, 2006

CSL Limited
Biopharmaceuticals for Life™

22 February 2006

CSL ANNOUNCES RECORD PROFIT AND UPGRADE[1]

CSL Limited today announced its first half result for period ended 31 December 2005 and forecast a profit upgrade for the full year result.

HIGHLIGHTS

Financial

- Reported net profit after tax (NPAT) was $176.4 million, up 34% when compared to six months ended 31 December 2004;
  - NPAT from continuing operations[2] grew by 54%;
- Reported sales revenue was $1.4 billion, down 1%;
  - Reported sales revenue from continuing operations[2] grew by 8%;
  - ZLB Behring sales revenue, up 11%;
- Net operating cashflow, up 38% to $264 million;
- Earnings per share was 97 cents, up 45%;
- Interim dividend of 28 cents, unfranked, payable on 13 April 2006;
- Full year profit upgrade $335 million - $350 million.

Operational

- GARDASIL™ (Human Papilloma Virus Vaccine) accepted for priority review by US Food and Drug Administration (FDA);
- US Influenza Vaccine Strategy announced;
- ZLB Behring margin expansion;
- US plasma therapies market conditions continue to improve;
- Vivaglobin™ (Subcutaneous Immunoglobulin) approved by US FDA;
- 12% liquid IVIG – US FDA submission imminent.

Dr McNamee, CSL's Managing Director said, "This excellent result is underpinned by ZLB Behring's outstanding earnings performance.

"The commitment by the staff at ZLB Behring over the past 18 months to restructure their business and achieve their efficiency goals has been impressive. The new improved manufacturing centres of excellence have driven margin expansion during a period of strong sales growth.

[1] *The company's results for the six months ended 31 December 2005 are reported in accordance with the Australian Equivalents to International Financial Reporting Standards (A-IFRS). The comparative period ended 31 December 2004 has also been restated in accordance with the introduction of the new standard.*
[2] *Adjusted for the contribution of JRH in 1H05 (December 2004).*

Phone: +61 3 9389 1911 CSL Limited (ABN 99 051 588 348) Fax: +61 3 9387 8454
45 Poplar Road Parkville Victoria 3052 Australia

"In conjunction with a very pleasing 38% growth in operating cashflow, the Board has been confident in approving a substantial increase in the dividend paid to shareholders. Shareholders should also note the Board's intention to more evenly apportion dividends between the first and second half of the each financial year," Dr McNamee said.

BUSINESS REVIEW

Result overview

CSL Limited's operating results for the six months ended 31 December 2005 reflect a strong contribution by ZLB Behring. Solid demand for Helixate® (recombinant Factor VIII) and plasma products, together with increases in Carimune (IVIG) pricing, have contributed to this growth.

CSL Bioplasma's 30% sales decline arises from the Australian National Blood Authority's (NBA) new policy on recombinant products for haemophilia patients reducing plasma derived product sales. Also, with the introduction of the new Plasma Products Agreement (PPA), the two tier pricing mechanism previously in place was removed and a more even revenue stream was introduced between the first and second half of the financial year.

CSL Pharmaceutical sales improved by 14%, largely driven by growth in northern hemisphere influenza vaccine sales. A new agreement was also recently signed with Merck & Co, Inc (Merck) for the Australian distribution of a number of important new vaccines for the prevention of shingles (ZOSTAVAX®), rotavirus induced gastroenteritis (ROTATEQ®) and a combined measles, mumps, rubella and chicken pox vaccine (PROQUAD®). Preparations are also underway planning for the launch of GARDASIL™ in Australia.

The Group's operating cashflow grew 38%. Sales growth in ZLB Behring, efficient use of working capital, and sale of products manufactured using the lower cost base of the restructured business were the key growth drivers.

During the period the company successfully completed its second share buyback program with a total of 18 million shares repurchased over the last 18 months, returning approximately $600m to shareholders thereby enhancing earnings per share.

Business development

HPV
CSL's licensee, Merck, submitted a Biologics License Application (BLA) for GARDASIL™ (quadrivalent human papillomavirus types 6, 11, 16, 18, recombinant vaccine) to the U.S. Food and Drug Administration (FDA) during December, 2005. This has since been accepted and been given priority review by the FDA. A priority designation is intended for products that address unmet medical needs. The FDA has indicated the review goal date is 8 June 2006.

Merck has also made applications to regulatory authorities in the European Union, Australia, Mexico, Brazil, Argentina, Taiwan and Singapore.

Influenza
The company announced earlier this month plans to introduce its influenza vaccine into the U.S. market. An investment of $80 million in plant and equipment will double capacity at the company's Melbourne facility to approximately 40 million doses per season, making it one of the largest vaccine manufacturing plants in the world.

CSL plans to initiate a human clinical study of the vaccine in the US later this year, and submit a Biologics License Application to the US FDA within 12 months, for both multi dose vial and thiomersal-free single-dose syringe products. Contingent upon regulatory approval, the company intends to have vaccine available for the US 2007-2008 flu season. The company will have the potential to supply up to 20 million doses to the U.S. as the expanded plant comes online in 2008- 2009.

Pandemic Influenza
The company recently announced encouraging results from its initial clinical trail of a pandemic influenza vaccine based on the H5N1 avian virus. The study population used in the trial demonstrated an appropriate immune response to the vaccine showing it is possible to vaccinate humans against H5N1. Further research is required to determine the necessary dose level and demonstrate safety.

Immunoglobulin
The US FDA approved Vivaglobin in early January 2006. Vivaglobin is the first subcutaneous immunoglobulin approved in the US and offers primary immune deficient patients with an alternative infusion method.

The company expects to submit a Biologics License Application to the US FDA for its 12% liquid IVIG product in the very near future.

OUTLOOK

Commenting on CSL's outlook, Dr McNamee said, "CSL has a high quality, diverse product portfolio complemented by an exciting organic growth pipeline with a number of products now approaching the market. They include GARDASIL™; our influenza vaccine products; and a series of improved plasma products.

"Looking specifically at the second half of this financial year, we have adjusted our financial expectation upwards. Improved conditions in the US for our therapies, together with the majority of ZLB Behring restructuring benefits now flowing through to earnings, justifies confidence in improved financial performance specifically in the second half of this year.

For the 2005/06 fiscal year we now expect reported net profit after tax to be between $335 and $350 million. This is of course subject to currency fluctuation and material price movements in core plasma products," Dr McNamee said.

For further information, please contact:
Mark Dehring
Head of Investor Relations
CSL Limited Telephone: +613 9389 2818
Email: mark.dehring@csl.com.au

Group Results[1]

Half year ended December	1H06 $M	1H05 $M
Sales	1,393.1	1,414.1
Other Revenue	24.9	21.4
Total Revenue	1,418.0	1,435.5
Earnings before Interest, Tax, Depreciation & Amortisation	311.2	302.6
Depreciation / Amortisation	50.3	62.2
Net Interest Expense	9.0	16.1
Tax Expense	75.5	93.1
Net Profit from Ordinary Activities	176.4	131.2
Interim Dividend (cents)	28	17
EPS (cents)	96.7	66.5

Reconciliation of prior period (1H05)

Net profit from ordinary activity under AGAAP	160.1
A-IFRS adjustments as per new standard	-28.9
Net profit from ordinary activity under A-IFRS	131.2
Contribution from JRH	17.0
NPAT from continuting operations under A-IFRS	114.2

1 *The company's results for the six months ended 31 December 2005 are reported in accordance with the Australian Equivalents to International Financial Reporting Standards (A-IFRS). The comparative period ended 31 December 2004 has also been restated in accordance with the introduction of the new standard.*

CSL Limited

ABN: 99 051 588 348

ASX Half-year information
31 December 2005

Lodged with the ASX under Listing Rule 4.2A.
This information should be read in conjunction
with the 30 June 2005 Annual Report.

Contents **Page**

CSL Limited

ABN: 99 051 588 348

Appendix 4D
Half-year ended 31 December 2005

(Previous corresponding period:
Half-year ended 31 December 2004)

Results for Announcement to the Market

- Revenues from ordinary activities down 1.2% to $1,417,999,000. Revenue from continuing operations (excluding JRH) up 7.5%.
- Profit from ordinary activities after tax and net profit for the period attributable to members up 34.4% to $176,423,000. Profit from continuing operations after tax and net profit for the period (excluding JRH) up 54.4%.

Dividends

	Amount per security	**Franked amount per security**
Interim dividend (declared subsequent to balance date)	28¢	Unfranked
Interim dividend from the previous corresponding period	17¢	17¢
Final dividend (prior year)	30¢	30¢
Special dividend (prior year)	10¢	1.78¢
Record date for determining entitlements to the dividend:	20 March 2006	

For further explanation of the results please refer to the accompanying press release and "Review of operations" in the Directors' report.

CSL Limited
Half-year report – 31 December 2005

Contents

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2005 and any public announcements made by CSL Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

CSL Limited
Directors' report

The Board of Directors of CSL Limited has pleasure in presenting their report on the consolidated entity for the half-year ended 31 December 2005. The report has been prepared in accordance with Australian Equivalents to International Financial Reporting Standards (AIFRS) and comparative periods have been restated accordingly.

Directors

The following persons were directors of CSL Limited during the whole of the half-year and up to the date of this report:

Mr P H Wade (Chairman)
Dr B A McNamee (Managing Director)
Mr J Akehurst
Miss E A Alexander, AM
Mr A M Cipa
Mr I A Renard
Mr M A Renshaw
Mr K J Roberts, AM
Dr A C Webster

Review of Operations

In the half year, total revenue for the Group decreased by 1.2% to $1.418b (reflecting the sale of JRH Biosciences) and net profit after tax increased by 34.4% to $176.4m over the same period last year. Net profit after tax from continuing operations taking into account the sale of JRH grew by 54%. Cash flow generated from operations for the half year increased by 37.6% to $264.3m.

The operating results for the period reflected a strong contribution by ZLB Behring provided by solid demand for Helixate and plasma products together with an increase in Carimune pricing contributing to the growth. CSL Bioplasma's 30% sales decline arises from the Australian National Blood Authority's (NBA's) new policy on recombinant products for Haemophilia patients reducing plasma derived product sales. With the introduction of the new Plasma Products Agreement (PPA), the two tier pricing mechanism previously in place was removed and a more even revenue stream was introduced between the first and second half of the financial year.

CSL Pharmaceutical sales improved by 14% largely driven by growth in the sales of the Company's influenza vaccine in the Northern Hemisphere. A new Agreement was also recently signed with Merck & Co, Inc (Merck) for the Australian distribution of a number of important new vaccines for the prevent of shingles (ZOSTAVAX®), rotavirus induced gastroenteritis (ROTATEQ®) and a combined measles, mumps, rubella and chicken pox vaccine (PROQUAD®) as well as the current marketed range of Merck vaccines. Work was also underway planning for the launch of GARDASIL® in Australia and New Zealand.

During the period the Company successfully completed its second share buyback program with a total of 18m shares being repurchased over the last 18 months returning approximately $600m to shareholders, thereby enhancing earnings per share.

In December 2005, CSL's licensee, Merck, submitted a Biologics Licence Application (BLA) for GARDASIL® to the US FDA which has since been accepted and given priority review with a review goal date set at 8 June, 2006.

Recently the Company also announced its plans to introduce its influenza vaccine into the US market and initiate a clinical study of the vaccine in the US later this year with plans to submit a BLA to the US FDA within 12 months.

CSL Limited
Directors' report

The Company also recently announced its results from its initial clinical trial of a pandemic influenza vaccine showing that it was possible to vaccinate humans against the pandemic strain H5N1 avian virus with a further clinical program to be undertaken during the course of the next 12 months to determine the necessary dose level and safety.

In January 2006, the US FDA approved Vivaglobin the Company's subcutaneous immunoglobulin. The Company expects to submit a BLA to the US FDA for its 12% liquid IVIG imminently.

A final dividend of 30c per ordinary share (fully franked) and a special dividend of 10c per share (franked to 1.78c per share) was paid out of profits for the year ended 30 June 2005 on 10 October 2005. The Directors have declared an interim dividend of 28c per ordinary share, unfranked, payable on 13 April 2006.

Auditor's independence declaration

A copy of the auditor's independence declaration as required under section 307C of the *Corporations Act 2001* is set out on page 5.

Rounding of Amounts

The chief entity is a company entitled to relief under Australian Securities & Investments Commission Class Order 98/100. In accordance with that Class Order, amounts in the consolidated financial statements and the Directors' Report have been rounded to the nearest $1,000, unless specifically stated to be otherwise.

This report has been made in accordance with a resolution of the directors.

Peter H Wade CHAIRMAN	Brian A McNamee MANAGING DIRECTOR

22 February 2006

ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777

Auditor's Independence Declaration to the Directors of CSL Limited

In relation to our review of the financial report of CSL Limited for the half-year ended 31 December 2005, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Denis Thorn
Partner

22 February 2006

CSL Limited
Consolidated income statement
For the half-year ended 31 December 2005

	Notes	Consolidated Entity December 2005 $000	December 2004 $000
Sales revenue	2	1,393,060	1,414,146
Cost of sales		(839,716)	(872,723)
Gross profit		553,344	541,423
Other revenue		24,939	21,359
Research and development expenses		(71,233)	(75,478)
Selling and marketing expenses		(159,763)	(144,259)
General and administration expenses		(75,413)	(98,476)
Finance costs		(19,942)	(20,206)
Profit from ordinary activities before income tax expense – continuing operations		251,932	224,363
Income tax expense– continuing operations	4	(75,509)	(93,125)
Net profit attributable to members of CSL Limited	9	176,423	131,238

		Cents	Cents
Earnings per share for profit attributable to the ordinary holders of the company:			
Basic earnings per share	5	96.65	66.54
Diluted earnings per share	5	92.09	64.55

CSL Limited
Consolidated balance sheet
As at 31 December 2005

	Notes	Consolidated Entity December 2005 $000	June 2005 $000	December 2004 $000
CURRENT ASSETS				
Cash and cash equivalents		**593,685**	723,842	273,233
Trade and other receivables		**573,801**	559,227	632,784
Inventories		**916,292**	946,583	1,254,227
Other financial assets		**10,889**	-	-
Total Current Assets		**2,094,667**	2,229,652	2,160,244
NON-CURRENT ASSETS				
Trade and other receivables		**12,513**	11,014	10,967
Other financial assets		**10,501**	19,578	17,803
Property, plant and equipment		**772,200**	769,143	876,707
Deferred tax assets		**76,363**	76,659	183,524
Intangible assets		**799,017**	786,435	865,449
Retirement benefit assets		**464**	50	-
Total Non-Current Assets		**1,671,058**	1,662,879	1,954,450
TOTAL ASSETS		**3,765,725**	3,892,531	4,114,694
CURRENT LIABILITIES				
Trade and other payables		**329,288**	398,555	396,891
Interest-bearing liabilities		**16,811**	15,141	34,028
Other financial liabilities		**899**	-	-
Current tax liabilities		**80,636**	37,130	18,924
Provisions		**83,248**	81,891	117,016
Deferred government grants		**296**	296	296
Retirement benefit liabilities		**17,405**	-	-
Total Current Liabilities		**528,583**	533,013	567,155
NON-CURRENT LIABILITIES				
Interest bearing liabilities		**1,018,443**	995,839	950,251
Non-current tax liabilities		**8,636**	-	-
Deferred tax liabilities		**69,176**	78,277	136,116
Provisions		**66,404**	78,546	82,603
Deferred government grants		**2,517**	2,664	1,434
Retirement benefit liabilities		**109,581**	95,667	116,548
Total Non-Current Liabilities		**1,274,757**	1,250,993	1,286,952
TOTAL LIABILITIES		**1,803,340**	1,784,006	1,854,107
NET ASSETS		**1,962,385**	2,108,525	2,260,587
EQUITY				
Contributed equity	7	**955,505**	1,223,466	1,533,829
Reserves	8	**(147,095)**	(183,036)	(31,975)
Retained earnings	9	**1,153,975**	1,068,095	758,733
TOTAL EQUITY		**1,962,385**	2,108,525	2,260,587

CSL Limited
Consolidated statement of recognised income and expense
For the half-year ended 31 December 2005

	Consolidated Entity	
	December 2005 $000	December 2004 $000
Profit for the period	176,423	131,238
Exchange differences on translation of foreign operations, net of qualifying net investment hedges	33,708	(33,941)
Gains on available-for-sale financial assets, net of tax	642	-
Actuarial gains/(losses) on defined benefit plans, net of tax	(17,059)	(2,663)
Net income (expense) recognised directly in equity	17,291	(36,604)
Total recognised income and expense for the period attributable to equity holders	193,714	94,634

CSL Limited
Consolidated cash flow statement
For the half-year ended 31 December 2005

	Consolidated Entity	
	December 2005 $000	December 2004 $000
Cash flows from Operating Activities		
Receipts from customers (inclusive of goods and services tax)	1,446,806	1,354,069
Payments to suppliers and employees (inclusive of goods and services tax)	(1,146,561)	(1,112,948)
	300,245	241,121
Interest received	10,983	4,169
Income taxes paid	(31,618)	(39,666)
Borrowing costs	(15,358)	(13,558)
Net cash inflow from operating activities	264,252	192,066
Cash flows from Investing Activities		
Proceeds from sale of property, plant and equipment	-	722
Payments for property, plant and equipment	(37,718)	(64,780)
Payments for other investments	(66)	-
Proceeds from other investments	-	375
Proceeds (payments) from sale of controlled entities	(14,920)	-
Payments for restructuring of acquired entities and businesses	(6,122)	(60,606)
Payment for intellectual property	(8,628)	(9,237)
Dividends received	396	-
Net cash (outflow) from investing activities	(67,058)	(133,526)
Cash flows from Financing Activities		
Proceeds from issue of shares	13,115	5,492
Payments for share buy backs	(281,538)	-
Dividends paid	(73,484)	(29,737)
Proceeds from borrowings	-	175,316
Repayment of borrowings	(1,126)	(46,449)
Net cash inflow (outflow) from financing activities	(343,033)	104,622
Net increase (decrease) in cash and cash equivalents	(145,839)	163,162
Cash and cash equivalents at the beginning of the period	719,746	110,343
Exchange rate variations on foreign cash and cash equivalent balances	12,976	(5,425)
Cash and cash equivalents at the end of the period	586,883	268,080

Reconciliation of cash and cash equivalents

Cash and cash equivalents at the end of the period as shown in the statement of cash flows is reconciled as follows:

Cash and cash equivalents	593,685	273,233
Bank overdrafts	(6,802)	(5,153)
	586,883	268,080

CSL Limited
Notes to the consolidated financial statements
For the half-year ended 31 December 2005

1 Summary of Significant Accounting Policies

(a) Basis of Accounting

This general purpose financial report for the interim half-year reporting period ended 31 December 2005 has been prepared in accordance with Accounting Standard AASB 134 *Interim Financial Reporting*, other mandatory professional reporting requirements (Urgent Issues Group Consensus Views), other authoritative pronouncements of the Australian Accounting Standards Board and the *Corporations Act 2001*.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2005 and any public announcements made by CSL Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

(b) Application of AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards ('AIFRS')

This interim financial report is the first CSL Limited interim financial report to be prepared in accordance with AIFRSs. AASB 1 *First time Adoption of Australian Equivalents to International Financial Reporting Standards* has been applied in preparing these financial statements.

Financial statements of CSL Limited until 30 June 2005 had been prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differs in certain respects from AIFRS. When preparing the CSL Limited interim financial report for the half-year ended 31 December 2005, the Group has amended the previous AGAAP financial statements to comply with AIFRS. With the exception of financial instruments, the comparative figures were restated to reflect these adjustments. The Group has taken the exemption available under AASB 1 to only apply AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* from 1 July 2005.

Reconciliations and descriptions of the effect of transition from previous AGAAP to AIFRSs on the Group's equity and net income are presented in note 13.

(c) Early adoption of standard

The Group has elected to apply AASB 119 *Employee Benefits (issued December 2004)* to the annual reporting period beginning 1 July 2005. This includes applying AASB 119 to the comparatives in accordance with AASB 108 *Accounting Policies, Changes in Accounting Estimates and Errors.*

(d) Historical cost convention

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and liabilities (including derivative instruments) at fair value through profit or loss and land and buildings.

(e) Principles of Consolidation

The consolidated financial statements are those of the consolidated entity, comprising CSL Limited (the parent entity) and all entities that CSL Limited controlled during the period and at balance date (together being the consolidated entity).

All intercompany balances and transactions between entities in the consolidated entity, including any unrealised profits or losses, have been eliminated in full.

Where control of an entity is obtained during a financial period, its results are included in the consolidated income statement from the date on which control commences. Where there is loss of control of an entity, the consolidated income statement includes the results for the part of the reporting period during which control existed.

(f) Foreign Currency Translation

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). The consolidated financial statements are presented in Australian dollars, which is CSL Limited's functional and presentational currency.

Foreign currency transactions are translated into the functional currency using the rate of exchange ruling at the date of the transaction.

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in functional currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Translation differences on non-monetary items, such as securities held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation differences on non-monetary items, such as securities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

Assets and liabilities of foreign operations are translated to Australian dollars at the rates of exchange ruling at the end of the reporting period. Revenue and expenses of foreign operations are translated to Australian dollars at the average rates of exchange ruling for the period. Foreign exchange differences arising on retranslation are recognised directly as a separate component of equity.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold or borrowings repaid, a proportionate share of the post 1 July 2004 exchange differences are recognised in the income statement as part of the gain or loss on sale.

(g) Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Sales revenue

Sales revenue comprises revenue earned (net of returns, discounts and allowances) from the provision of products external to the consolidated entity. Sales revenue is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer.

Interest income

Interest income is recognised as it accrues (using the effective interest rate method).

Other revenue

Other revenue is recognised as it accrues.

Dividend income

Dividend income is recognised when the shareholders' right to receive the payment is established.

(h) Government Grants

Government grants are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to an expense item are deferred and recognised in the income statement over the period necessary to match them with the expenses that they are intended to compensate.

Government grants relating to the purchase of property, plant and equipment are included in current and non-current liabilities as deferred income and is released to the income statement on a straight line basis over the expected economic lives of the related assets.

(i) Borrowing Costs

Borrowing costs are expensed as incurred, except where they are directly attributable to the acquisition or construction of a qualifying asset, in which case they are capitalised as part of the cost of that asset.

(j) Goods and Services Tax and other foreign equivalents (GST)

Revenues, expenses and assets are recognised net of GST except where the amount of GST incurred is not recoverable. Receivables and payables are stated at the GST inclusive amount.

Cash flows are included in the cash flow statement on a gross basis. The GST component of cash flows arising from investing and financing activities that are recoverable are classified as operating cash flows.

(k) Income Tax

Income tax on the profit or loss for the reporting period comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the reporting period based on the income tax rate for each jurisdiction that has been enacted or substantially enacted at reporting date and any adjustments to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences, at the tax rates expected to apply when the assets are recovered or liabilities are settled, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Temporary differences arising from the initial recognition of an asset or a liability that affect neither accounting profit nor taxable profit and differences relating to investments in controlled entities, to the extent they will probably not reverse in the foreseeable future, are not provided for.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and tax losses.

(l) Cash and Cash Equivalents

Cash on hand and in banks and short-term deposits are stated at nominal value.

For the purpose of the statement of cash flows, cash includes cash on hand and at call deposits with banks or financial institutions, investments in money market instruments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value and bank overdrafts.

Bank overdrafts are carried at the principal amount. Interest is charged as an expense as it accrues (using the effective interest rate method).

(m) Receivables

Trade debtors are initially recorded at the amount of the contracted sale proceeds. A provision for doubtful debts is recognised to the extent that recovery of the outstanding receivable balance is considered no longer probable.

Other debtors and other receivables are recognised and carried at the nominal amount due. They are non-interest bearing and have various repayment terms.

(n) Inventories

Raw materials and stores, work in progress and finished goods are stated at the lower of cost and net realisable value.

Cost includes direct material and labour and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity.

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(o) Investments and other financial assets

The Group has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 only from 1 July 2005. The Group has applied previous AGAAP to the comparative information on investments and other financial assets within the scope of AASB 132 and AASB 139.

In accordance with AGAAP, prior to 1 July 2005, interests in non-controlled entities or non-associated corporations are included in investments at the lower of cost or the recoverable amount.

In accordance with AIFRS, subsequent to 1 July 2005, the Group classifies its investments as financial assets at fair value through the profit or loss, or available for sale financial assets. The classification depends on the purpose for which the investments were acquired. The Group determines the classification of its investments at initial recognition and re-evaluates this designation at each reporting date when allowed and appropriate.

Financial assets at fair value through profit or loss
This category includes financial assets held for trading and financial assets designated at fair value through profit or loss on initial recognition. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated. A financial asset is designated in this category if there exists the possibility it will be sold in the short term, and the asset is subject to frequent changes in fair value. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

Realised and unrealised gains and losses arising from changes in the fair value of the financial assets at fair value through profit or loss are included in the income statement in the period in which they arise.

Financial assets at fair value through the profit or loss are carried at fair value.

Available-for-sale financial assets
Available-for-sale financial assets are non-derivatives that are designated as available-for-sale. They are included in non-current assets unless it is intended to dispose of the investment within 12 months of the balance sheet date.

Available-for-sale financial assets are carried at fair value.

Unrealised gains and losses arising from changes in the fair value of financial assets classified as available-for-sale are recognised in equity in the available-for-sale investment revaluation reserve until they are sold or impaired, at which time the accumulated fair value adjustments are included in the income statement.

The fair value of financial assets are based on active market prices. If the market for a financial asset is not active, the Group establishes fair value by using valuation techniques. These include reference to the fair values of recent arm's length transactions, involving the same instruments or other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the specific circumstances.

(p) Acquisition of Assets

The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of consideration given at the date of acquisition plus costs directly attributable to the acquisition.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of the acquisition. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Where the consideration for an acquisition is specifically hedged, exchange gains or losses on the hedging transaction arising up to the date of acquisition and costs relative to the hedging transaction are deferred and included in the cost of acquisition.

The Group has taken the exemption available under AASB 1 not to apply AASB 3 to past business combinations that occurred before transition to AIFRS.

In accordance with AIFRS, where an entity is acquired and the fair value of the identifiable net assets acquired, including any existing restructuring liabilities and contingent liabilities assumed of the acquired entity, exceeds the cost of acquisition, the difference represents a discount on acquisition. The discount on acquisition is recognised immediately in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired. Where goodwill arises it is brought to account on the basis described in Note 1(u).

(q) Property, Plant and Equipment

Freehold land and buildings are recorded at deemed cost, which is not in excess of the recoverable amount. Provision for depreciation of buildings has been made.

Plant and equipment is stated at cost less depreciation, amortisation and accumulated impairment losses, which is not in excess of the recoverable amount. Capital work in progress is stated at cost.

Property, plant and equipment, except freehold land, are depreciated over their economic lives on a straight line basis as follows:

Buildings	5 - 30 years
Plant and equipment	3 - 15 years
Leasehold improvements	5 - 10 years

(r) Impairment of Assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment, or more frequently whenever events or changes in circumstances indicate that it may be impaired

Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognised in the consolidated income statement for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset.

For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

(s) Leasehold Improvements

The cost of improvements to leasehold properties is amortised over the unexpired period of the lease or the estimated useful life of the improvement whichever is the shorter.

(t) Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Finance leases

Leases which effectively transfer substantially all the risks and benefits incidental to ownership of the leased item to the Group are capitalised at the lower of the fair value of the leased item and the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in interest bearing liabilities.

Lease payments are allocated between finance charges and reduction of the lease liability so as to achieve a constant rate on the finance balance outstanding. Finance charges are charged directly against income. Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term.

Operating leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense in the income statement on a straight-line basis.

Surplus lease space
The liability of surplus lease space is the net future payments for surplus lease space under non-cancellable operating leases discounted at rates implicit in the leases.

(u) Goodwill
On acquisition of some or all of the assets of another entity, the identifiable net assets acquired (including contingent liabilities assumed) are measured at their fair value. The excess of the fair value of the purchase consideration plus incidental expenses over the fair value of the identifiable net assets is brought to account as goodwill. Goodwill is not amortised.

Goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired. Goodwill acquired is allocated to each of the cash-generating units expected to benefit from the combination's synergies. Impairment is determined by assessing the recoverable amount of the cash generating unit to which the goodwill relates.

For business combinations prior to 1 July 2004, the date of transition to AIFRS, goodwill is included on the basis of its cost, being the amount recorded under the previous AGAAP. The classification and accounting treatment of business combinations that occurred prior to transition has not been reconsidered in preparing the Group's opening AIFRS balance at 1 July 2004.

(v) Research and Development, Patents and Intellectual Property
Current expenditure on research activities, undertaken with the prospect of obtaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense when it is incurred.

Expenditure on development activities, being the application of research findings or other knowledge to a plan or design for the production of new or substantially improved products before the start of commercial production or use, is capitalised if the products are technically and commercially feasible and adequate resources are available to complete development. All other development expenditure is recognised in the income statement as an expense as incurred.

Expenditure on equipment used in research and development activities is capitalised in property, plant and equipment and depreciated over its estimated useful life.

Purchased intellectual property and other intangibles are carried at cost less accumulated amortisation and accumulated impairment losses. Purchased intellectual property and other intangibles are amortised over the expected benefit, not exceeding 20 years.

The carrying value of intellectual property and other intangibles with finite useful lives is tested for impairment annually, or more frequently where events or changes in circumstances indicate that it might be impaired.

(w) Payables
Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Trade and other creditors are non-interest bearing and have various repayment terms.

(x) Interest-Bearing Liabilities
Bank and other loans are recognised initially at fair value net of transactions costs incurred. Subsequent to initial recognition, interest-bearing liabilities are stated at amortised cost with any difference between the proceeds (net of transaction costs) and the redemption value recognised in the income statement over the period of borrowings using the effective interest method.

(y) Derivative Financial Instruments
The Group may use derivative financial instruments to hedge its exposure to foreign exchange risks arising from operational, financing and investment activities.

In accordance with treasury policy, the Group does not hold or issue derivative trading instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

The Group has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 July 2005. The Group has applied previous AGAAP in the comparative information on financial instruments within the scope of AASB 132 and AASB 139.

In accordance with AGAAP, prior to 1 July 2005, the consolidated entity entered into forward exchange contracts where it agrees to sell specified amounts of foreign currencies in the future at a predetermined exchange rate. The objective is to match the contracts with committed future cash flows from sales and purchases in foreign currencies, to protect the consolidated entity against exchange rate movements.

Gains or costs arising from entering into forward exchange contracts, together with the subsequent exchange gains or losses resulting from remeasurement of those contracts by reference to movements in spot exchange rates are deferred in the balance sheet from the inception of the hedging transaction up to the date of the purchase or sale and included in the measurement of the purchase or sale.

In accordance with AIFRS, effective 1 July 2005, derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value. The gain or loss on remeasurement to fair value is recognised immediately in the income statement, except where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability or a highly probable forecasted transaction, in which case the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity. The ineffective part of any gain or loss is recognised immediately in the income statement.

The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles.

When the forecasted transaction, which is subject to a derivative financial instrument designated as a hedge, results in the recognition of a non-financial asset or non-financial liability, or the forecast transaction for a non-financial asset or non-financial liability becomes a firm commitment for which fair value hedge accounting is applied, the associated cumulative gain or loss is removed from equity and included in the initial cost or other carrying amount of the non-financial asset or liability.

If a hedge of a forecasted transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gains or losses that were recognised directly in equity are reclassified into the income statement in the same period or periods during which the asset acquired or liability assumed affects profit or loss.

For cash flow hedges, other than those covered by the preceding two policy statements, the associated cumulative gain or loss is removed from equity and recognised in the income statement in the same period or periods during which the hedged forecast transaction affects profit or loss.

(z) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation arising from past transactions or events, it is more likely than not a future sacrifice of economic benefits will be made, and a reliable estimate of the amount of the obligation can be made.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the liability. The following specific recognition criteria must also be met before a provision is recognised:

Dividends

A provision for dividends is not recognised as a liability unless the dividends are declared, determined or publicly recommended on or before the reporting date.

IBNR

The Incurred But Not Reported (IBNR) provision is determined on an actuarial basis as the present value of potential future payments, using statistics based on past experience and a judgemental assessment of relevant risk and probability factors. The liability covers claims incurred but not paid, incurred but not reported and the anticipated direct and indirect costs of settling those claims.

Restructuring
A restructuring provision is recognised when the main features of the restructuring are planned, there is a demonstrable commitment to the restructuring and a detailed plan is developed within three months or prior to the completion of the financial report, if earlier.

Onerous contracts
A provision for onerous contracts is recognised when the expected economic benefits to be derived from a contract are less than the unavoidable costs of meeting the obligations under the contract.

(aa) Employee Benefits
Provision is made for employee benefits accumulated as a result of employees rendering services up to reporting date. These benefits include wages and salaries, annual leave, long service leave and other post retirement benefits.

Employee benefits including on costs expected to be settled within one year, together with benefits arising from wages and salaries and annual leave which will be settled after one year, are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. Long service leave and other post retirement benefits, including on costs, payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits using the projected unit credit method.

Employee benefits expenses and revenues are charged against profits on a net basis in their respective categories.

Superannuation Plans
The Group contributes to defined benefit and defined contribution superannuation plans for the benefit of all employees. Defined benefit superannuation plans provide defined lump sum benefits based on years of service and final average salary. Defined contribution plans receive fixed contributions from Group companies and the Group's legal and constructive obligation is limited to these contributions.

A liability or asset in respect of defined benefit superannuation plans is recognised in the balance sheet, and is measured as the present value of the defined benefit obligation at the reporting date less the fair value of the superannuation fund's assets at that date and any unrecognised past service cost. The present value of the defined benefit obligation is based on expected future payments which arise from membership of the fund to the reporting date, calculated by independent actuaries using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.

Expected future payments are discounted using market yields at the reporting date on national government bonds with maturity and currency that match, as closely as possible, the estimated future cash outflows.
Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised in retained earnings as incurred.

Past service costs are recognised immediately in income, unless the changes to the superannuation fund are conditional on the employees remaining in service for a specified period of time (vesting period). In this case, the past service costs are amortised on a straight-line basis over the vesting period.

Future taxes that are funded by the entity and are part of the provision of the existing benefit obligation are taken into account in measuring the net liability or asset.

Contributions to defined contribution superannuation plans are recognised as an expense as they become payable.

Termination Benefits arising as a consequence of acquisitions
Liabilities for termination benefits relating to an acquired entity are recognised if an existing termination benefit liability, of the acquired entity, exists as at the date of the acquisition. Liabilities for termination benefits arising as a result of the acquisition are recognised in accordance with note 1(z).

CSL Limited
Notes to the consolidated financial statements
For the half-year ended 31 December 2005

(bb) Share-based payments

Under the Revised Senior Executive Share Ownership Plan and Employee Performance Rights Plan, Group Executives and Employees are granted options or performance rights over CSL Limited shares, which only vest if the Company and the individual achieve certain performance hurdles.

Under the Global Employee Share Plan, all employees are granted the option to acquire discounted CSL Limited shares.

No employee expense is recognised in respect of options and rights granted before 7 November 2002 and/or vested before 1 Jan 2005. The shares are recognised when the options or rights are exercised and the proceeds received allocated to share capital.

The fair value of options or rights granted after 7 November 2002 and vesting after 1 January 2005 is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is recognised over the period during which the employees become unconditionally entitled to the options. The fair value at grant date is independently determined using a combination of the Binomial and Black Scholes option valuation methodologies, taking into account the terms and conditions upon which the options and rights were granted.

The fair value of the options granted excludes the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. At each reporting date, the Company revises its estimate of the number of options and rights that are expected to vest. The employee benefit expense recognised each period takes into account the most recent estimate of the number of options and rights that are expected to vest. No expense is recognised for options and rights that do not ultimately vest, except where vesting is conditional upon a market condition.

Upon exercise of options or rights, the balance of the share-based payments reserve relating to those options or rights is transferred to share capital.

(cc) Contributed equity

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue or buy-back of shares are shown in equity as a deduction, net of tax, from equity.

(dd) Earnings per share

Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to members, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

Diluted earnings per share

Diluted earnings per share adjusts the figures used in determination of basic earnings per share to take into account the after tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

CSL Limited
Notes to the consolidated financial statements
For the half-year ended 31 December 2005

2 **Segmental Information**

Primary Reporting - business segments

December 2005	ZLB Behring	Other Human Health	Total Human Health (i)	Biosciences	Elimin -ations	Consoli -dated
	$000	$000	$000	$000	$000	$000
External sales	1,211,430	181,630	1,393,060	-	-	1,393,060
Other external revenue	2,138	11,420	13,558	-	-	13,558
Segment revenue	1,213,568	193,050	1,406,618	-	-	1,406,618
Unallocated revenue						11,381
Total revenue						1,417,999
Segment earnings	259,402	9,661	269,063	-	-	269,063
Finance costs						(19,942)
Unallocated revenue net of unallocated expenses						2,811
Profit from ordinary activities before tax						251,932
Income tax expense						(75,509)
Profit from ordinary activities after tax						176,423

December 2004	ZLB Behring	Other Human Health	Total Human Health (i)	Biosciences	Elimin -ations	Consoli -dated
	$000	$000	$000	$000	$000	$000
External sales	1,091,376	203,998	1,295,374	118,772	-	1,414,146
Other external revenue	14,185	890	15,075	-	-	15,075
Intersegment revenue	-	34	34	330	(364)	-
Segment revenue	1,105,561	204,922	1,310,483	119,102	(364)	1,429,221
Unallocated revenue						6,284
Total revenue						1,435,505
Segment earnings	182,526	40,790	223,316	24,067	-	247,383
Finance costs						(20,206)
Unallocated expense net of unallocated revenue						(2,814)
Profit from ordinary activities before tax						224,363
Income tax expense						(93,125)
Profit from ordinary activities after tax						131,238

Defined business segments	***Products/services***
Total Human Health	Develops, manufactures and markets biopharmaceutical products to the human health industry.
Biosciences	Develops, manufactures and markets cell culture reagents used in the manufacture of vaccines, biopharmaceuticals and gene therapy products.

(i) The Human Health business segment has been further broken down into ZLB Behring and Other Human Health to assist with external analysis of the financials. Other Human Health includes CSL Pharmaceutical and CSL Bioplasma.

CSL Limited
Notes to the consolidated financial statements
For the half-year ended 31 December 2005

3 Revenue and Expenses

Profit before income tax includes the following items of revenue, income and expense for which disclosure is relevant in explaining the performance of the Group.

	Consolidated Entity	
	December 2005 $000	December 2004 $000
Other revenue		
Government grants	473	-
General and administration expenses		
Expense of share based payments	2,057	1,055
Other relevant expenses		
Depreciation and Amortisation of Property, Plant and Equipment	47,411	60,669
Amortisation of intellectual property (i)	2,931	1,497

(i) The functional expense classification of General and Administration Expenses includes intellectual property amortisation.

4 Income Tax

The income tax expense from ordinary activities for the period differs from the amount calculated on the profit. The differences are reconciled as follows:

	Consolidated Entity	
	December 2005 $000	December 2004 $000
Profit from ordinary activities before income tax expense	251,932	224,363
Income tax calculated at 30%	75,580	67,309
Tax effect of non-assessable / non-deductible items		
Non-deductible expenses	6,727	4,714
Research and development	(2,292)	(1,060)
Sundry items	(687)	1,291
Derecognition (utilisation) of deferred tax assets	(19,992)	9,440
Effects of different rates of tax on overseas income	16,679	4,021
Under (over) provision in previous year	(506)	7,410
Income tax expense attributable to profit from ordinary activities	75,509	93,125

5 Earnings Per Share

	Consolidated Entity	
	December 2005 $000	December 2004 $000
The following reflects the income and share information used in the calculation of basic and diluted earnings per share:		
Earnings used in calculating basic earnings per share	**176,423**	131,238
	Number of shares	
Weighted average number of ordinary shares used in the calculation of basic earnings per share:*	**182,544,111**	197,226,179
Effect of dilutive securities:		
Share options	**512,406**	416,321
Performance rights	**479,480**	149,644
Global employee share plan	**5,998**	3,370
Contingent consideration	**8,036,002**	5,524,892
Adjusted weighted average number of ordinary shares used in calculating diluted earnings per share	**191,577,997**	203,320,406

* refer note 7 for a reconciliation of the movement in issued shares

Contingent consideration
In accordance with AASB 133 *Earnings per share*, contingent consideration that may be settled in either cash or ordinary shares is required to be included in the calculation of diluted earnings per share where the effect is dilutive.

Conversions, calls, subscription or issues after 31 December 2005
There have been no ordinary shares issued since 31 December 2005.

There have been no other conversions to, calls of, or subscriptions for ordinary shares or issues of potential ordinary shares since the reporting date and before the completion of this financial report.

6 Dividends

	Consolidated Entity	
	December 2005 $000	December 2004 $000
Ordinary shares		
Dividends provided for or paid during the half-year	**73,484**	51,249
Dividends not recognised at the end of the half-year		
Since the end of the half-year the directors have recommended the payment of an interim dividend of 28 cents (2004 - 17 cents) per fully paid ordinary share, unfranked (2004 -fully franked at 30%). The aggregate amount of the proposed interim dividend expected to be paid on 13 April 2006 out of retained earnings at 31 December 2005, but not recognised as a liability at the end of the half-year, is	**50,617**	33,650

Dividend Reinvestment Plan

The company's Dividend Reinvestment Plan continues to be suspended for the current interim dividend.

7 Contributed Equity

Movements in the contributed equity

	Number of Shares	$000
Ordinary shares		
Balance as at 1 July 2004	196,448,377	1,502,417
Shares issued to employees through participation in SESOP II	692,036	9,421
Shares issued to shareholders through participation in Dividend Reinvestment Plan	770,457	21,442
Shares issued to employees through participation in Global Employee Share Plan	32,431	549
Balance as at 31 December 2004	197,943,301	1,533,829
Shares issued to employees through participation in SESOP II	293,174	6,425
Shares issued to shareholders through participation in Dividend Reinvestment Plan	-	-
Shares issued to employees through participation in Global Employee Share Plan	35,895	1,007
Share buy back pursuant to on-market program	(10,000,000)	(317,795)
Balance as at 30 June 2005	**188,272,370**	**1,223,466**
Shares issued to employees through participation in SESOP II	**471,410**	**12,529**
Shares issued to shareholders through participation in Dividend Reinvestment Plan	**-**	**-**
Shares issued to employees through participation in Global Employee Share Plan	**29,789**	**1,048**
Share buy back pursuant to on-market program	**(8,000,000)**	**(281,538)**
Balance as at 31 December 2005	**180,773,569**	**955,505**

8 Reserves

	Consolidated Entity		
	December 2005 $000	June 2005 $000	December 2004 $000
Composition			
Foreign currency translation reserve	**(152,131)**	(185,839)	(33,971)
Share based payments reserve	**4,394**	2,803	1,996
Available-for-sale investment reserve	**642**	-	-
	(147,095)	(183,036)	(31,975)

Nature and purpose of reserves

The Foreign Currency Translation Reserve is used to record exchange differences arising from the translation of the financial statements of self-sustaining operations and exchange gains and losses arising on those foreign currency borrowings which are designated as hedges of self-sustaining controlled foreign entities.

The Share Based Payments Reserve is used to recognise the fair value of options issued but not exercised.

The Available-for-sale Investments Reserve is used to recognise changes in the value of investments that are classified as available-for-sale. Amounts are recognised in profit or loss when the associated assets are sold or impaired.

CSL Limited
Notes to the consolidated financial statements
For the half-year ended 31 December 2005

9 Retained Earnings

	Consolidated Entity		
	December 2005 $000	June 2005 $000	December 2004 $000
Retained earnings as at the beginning of the period	1,068,095	681,407	681,407
Net actuarial gains / (losses)	(17,059)	(16,136)	(2,663)
Dividends provided for or paid	(73,484)	(84,950)	(51,249)
Net profit attributable to CSL Limited	176,423	487,774	131,238
Retained Earnings as at the end of the period	1,153,975	1,068,095	758,733

10 NTA Backing

	December 2005	June 2005	December 2004
Net tangible asset backing per ordinary security	$6.44	$7.02	$7.05

11 Changes in controlled entities

The parent entity did not gain or lose control of any entities during the half-year.

12 Contingent Liabilities and Contingent Assets

There have been no changes to contingent liabilities and contingent assets since the last annual reporting date.

Contingent consideration on acquisition

On 31 March 2004, the consolidated entity acquired the global plasma therapeutics business of Aventis Behring. The consideration included contingent payments. A cash payment or issue of shares (at CSL Limited's discretion) in the amount of USD 125 million will be required to be made by the consolidated entity if the fourth year ordinary share price of CSL Limited is above A$28 per share ('trigger price'). To satisfy this requirement, the volume weighted average share price of an ordinary share of CSL Limited must be above the trigger price for 20 consecutive trading days for the period starting from 1 October 2007 and ending on 31 March 2008.

A further cash payment or issue of shares (at CSL Limited's discretion) in the amount of USD 125 million will be required to be made by the consolidated entity if the fourth year ordinary share price of CSL Limited is above A$35 per share. The same requirement for the trigger price must be satisfied as mentioned above.

Litigation

The consolidated entity is currently involved in litigation with both Bayer and Baxter over alleged infringement of the consolidated entity's interest in the Freudenberg patent covering technology involved in the production of rFVIII. Bayer has filed a counter suit against the consolidated entity, claiming breach of the Helixate supply agreement. There is no guarantee that the consolidated entity will be successful in their defence of this patent. Bayer's counter suit against the consolidated entity represents a threat to the continued supply of Helixate from Bayer.

The consolidated entity is involved in other litigation in the ordinary course of business. The directors believe that future payment for any contingent liabilities in respect of litigation is remote. The consolidated entity has disclaimed liability for, and are vigorously defending, all current claims and actions that have been made.

CSL Limited
Notes to the consolidated financial statements
For the half-year ended 31 December 2005

13 Explanation of transition to Australian equivalents to IFRSs.

(a) Reconciliation of equity reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to equity under Australian equivalents to IFRSs (AIFRS)

i). At the date of transition to AIFRS: 1 July 2004

		Consolidated Entity		
	Notes	Previous AGAAP $000	Effect of transition to AIFRS $000	AIFRS $000
CURRENT ASSETS				
Cash and cash equivalents		114,896	-	114,896
Trade and other receivables	ix	532,196	31,860	564,056
Inventories		1,352,578	-	1,352,578
Other	ix	31,860	(31,860)	-
Other financial assets		-	-	-
Total Current Assets		2,031,530	-	2,031,530
NON-CURRENT ASSETS				
Trade and other receivables		6,489	-	6,489
Other financial assets		8,223	-	8,223
Property, plant and equipment		887,017	-	887,017
Deferred tax assets	v	77,644	192,825	270,469
Intangible assets		859,870	-	859,870
Other	xi	4,610	(4,610)	-
Retirement benefit assets	ii	-	1,026	1,026
Total Non-Current Assets		1,843,853	189,241	2,033,094
TOTAL ASSETS		3,875,383	189,241	4,064,624
CURRENT LIABILITIES				
Trade and other payables		458,502	-	458,502
Interest-bearing liabilities	x	13,297	(5,353)	7,944
Other financial liabilities		-	-	-
Current tax liabilities		26,903	-	26,903
Provisions	x	199,406	5,353	204,759
Deferred government grants	iv	-	296	296
Total Current Liabilities		698,108	296	698,404
NON-CURRENT LIABILITIES				
Interest bearing liabilities	x,xi	854,347	(13,759)	840,588
Deferred tax liabilities	v	80,577	61,239	141,816
Provisions	ii,x	168,309	(86,023)	82,286
Deferred government grants	iv	-	204	204
Retirement benefit liabilities	ii	-	116,591	116,591
Total Non-Current Liabilities		1,103,233	78,252	1,181,485
TOTAL LIABILITIES		1,801,341	78,548	1,879,889
NET ASSETS		2,074,042	110,693	2,184,735
EQUITY				
Contributed equity		1,502,417	-	1,502,417
Reserves	xv	77,343	(76,432)	911
Retained earnings	xvi	494,282	187,125	681,407
TOTAL EQUITY		2,074,042	110,693	2,184,735

CSL Limited
Notes to the consolidated financial statements
For the half-year ended 31 December 2005

ii). At the end of the last half-year reporting period under previous AGAAP: 31 December 2004

		Consolidated Entity		
	Notes	Previous AGAAP $000	Effect of transition to AIFRS $000	AIFRS $000
CURRENT ASSETS				
Cash and cash equivalents		273,233	-	273,233
Trade and other receivables	ix	606,554	26,230	632,784
Inventories		1,254,227	-	1,254,227
Other	ix	26,230	(26,230)	-
Other financial assets		-	-	-
Total Current Assets		2,160,244	-	2,160,244
NON-CURRENT ASSETS				
Trade and other receivables		10,967	-	10,967
Other financial assets		17,803	-	17,803
Property, plant and equipment		876,707	-	876,707
Deferred tax assets	v	75,805	107,719	183,524
Intangible assets	i	841,861	23,588	865,449
Other	xi	3,940	(3,940)	-
Retirement benefit assets		-	-	-
Total Non-Current Assets		1,827,083	127,367	1,954,450
TOTAL ASSETS		3,987,327	127,367	4,114,694
CURRENT LIABILITIES				
Trade and other payables		396,891	-	396,891
Interest-bearing liabilities	x	38,355	(4,327)	34,028
Other financial liabilities		-	-	-
Current tax liabilities		18,924	-	18,924
Provisions	x	112,689	4,327	117,016
Deferred government grants	iv	-	296	296
Total Current Liabilities		566,859	296	567,155
NON-CURRENT LIABILITIES				
Interest bearing liabilities	x,xi	960,832	(10,581)	950,251
Deferred tax liabilities	v	91,853	44,263	136,116
Provisions	ii,x	174,268	(91,665)	82,603
Deferred government grants	iv	-	1,434	1,434
Retirement benefit liabilities	ii	-	116,548	116,548
Total Non-Current Liabilities		1,226,953	59,999	1,286,952
TOTAL LIABILITIES		1,793,812	60,295	1,854,107
NET ASSETS		2,193,515	67,072	2,260,587
EQUITY				
Contributed equity		1,533,829	-	1,533,829
Reserves	xv	56,654	(88,629)	(31,975)
Retained earnings	xvi	603,032	155,701	758,733
TOTAL EQUITY		2,193,515	67,072	2,260,587

CSL Limited
Notes to the consolidated financial statements
For the half-year ended 31 December 2005

iii). At the end of the last reporting period under previous AGAAP: 30 June 2005

		Consolidated Entity		
	Notes	Previous AGAAP $000	Effect of transition to AIFRS $000	AIFRS $000
CURRENT ASSETS				
Cash and cash equivalents		723,842	-	723,842
Trade and other receivables	ix	536,983	22,244	559,227
Inventories		946,583	-	946,583
Other	ix	22,244	(22,244)	-
Other financial assets		-	-	-
Total Current Assets		2,229,652	-	2,229,652
NON-CURRENT ASSETS				
Trade and other receivables		11,014	-	11,014
Other financial assets		19,578	-	19,578
Property, plant and equipment		769,143	-	769,143
Deferred tax assets	v	97,414	(20,755)	76,659
Intangible assets	i,vi	744,143	42,292	786,435
Other	xi	3,352	(3,352)	-
Retirement benefit assets	ii	-	50	50
Total Non-Current Assets		1,644,644	18,235	1,662,879
TOTAL ASSETS		3,874,296	18,235	3,892,531
CURRENT LIABILITIES				
Trade and other payables		398,555	-	398,555
Interest-bearing liabilities	x	21,861	(6,720)	15,141
Other financial liabilities		-	-	-
Current tax liabilities		37,130	-	37,130
Provisions	x	75,171	6,720	81,891
Deferred government grants	iv	-	296	296
Total Current Liabilities		532,717	296	533,013
NON-CURRENT LIABILITIES				
Interest bearing liabilities	x,xi	1,003,035	(7,196)	995,839
Deferred tax liabilities	v	106,814	(28,537)	78,277
Provisions	ii,x	157,218	(78,672)	78,546
Deferred government grants	iv	-	2,664	2,664
Retirement benefit liabilities	ii	-	95,667	95,667
Total Non-Current Liabilities		1,267,067	(16,074)	1,250,993
TOTAL LIABILITIES		1,799,784	(15,778)	1,784,006
NET ASSETS		2,074,512	34,013	2,108,525
EQUITY				
Contributed equity	iii	1,223,034	432	1,223,466
Reserves	xv	(62,121)	(120,915)	(183,036)
Retained earnings	xvi	913,599	154,496	1,068,095
TOTAL EQUITY		2,074,512	34,013	2,108,525

CSL Limited
Notes to the consolidated financial statements
For the half-year ended 31 December 2005

(b) Reconciliation of profit under previous AGAAP to profit under Australian equivalents to IFRSs (AIFRS)

i). Reconciliation of profit for the half-year ended 31 December 2004

		Consolidated Entity		
	Notes	Previous AGAAP $000	Effect of transition to AIFRS $000	AIFRS $000
Sales revenue		1,414,146	-	1,414,146
Cost of sales	xiv	(863,987)	(8,736)	(872,723)
Gross profit		550,159	(8,736)	541,423
Other revenue	iv,xii	23,311	(1,952)	21,359
Research and development expenses		(75,478)	-	(75,478)
Selling and marketing expenses		(144,259)	-	(144,259)
General and administration expenses	ii,iii,xii, xiii,xiv	(110,794)	12,318	(98,476)
Other expenses – Net assets of discontinued operations		-	-	-
Other expenses	i,xiii	(25,034)	25,034	-
Finance costs		(20,206)	-	(20,206)
Profit from ordinary activities before income tax expense – continuing operations		197,699	26,664	224,363
Income tax expense – continuing operations	v	(37,588)	(55,537)	(93,125)
Net profit attributable to members of CSL Limited		160,111	(28,873)	131,238

CSL Limited
Notes to the consolidated financial statements
For the half-year ended 31 December 2005

ii). Reconciliation of profit for the year ended 30 June 2005

		Consolidated Entity		
	Notes	Previous AGAAP $000	Effect of transition to AIFRS $000	AIFRS $000
Sales revenue	vi	2,749,934	(141,327)	2,608,607
Cost of sales	vi,xiv	(1,686,776)	68,301	(1,618,475)
Gross profit		1,063,158	(73,026)	990,132
Other revenue	iv,vi,xii,	502,976	(461,418)	41,558
Research and development expenses	vi	(145,721)	4,763	(140,958)
Selling and marketing expenses	vi	(332,336)	7,470	(324,866)
General and administration expenses	ii,iii,vi, xii xiii,xiv	(174,583)	58,079	(116,504)
Other expenses – Net assets of discontinued operations	vi	(178,548)	178,548	-
Other expenses	i,vi,xiii	(51,366)	51,366	-
Finance costs	vi	(41,640)	2,561	(39,079)
Profit from ordinary activities before income tax expense – continuing operations		641,940	(231,657)	410,283
Income tax expense – continuing operations	v	(95,422)	(80,132)	(175,554)
Net Profit after tax from continuing operations		546,518	(311,789)	234,729
Net Profit after tax from discontinued operations	vi	-	253,045	253,045
Net profit attributable to members of CSL Limited		546,518	(58,744)	487,774

(c) Reconciliation of cash flow statement for the year ended 30 June 2005

The adoption of AIFRSs has not resulted in any material adjustments to the cash flow statement.

(d) Adoption of AASB 132 *Financial Instruments: Presentation and Disclosure* and AASB *139 Financial Instruments: Recognition and Measurement*

The adoption, effective 1 July 2005, of AASB 132 and AASB 139 has not resulted in any material adjustments to the consolidated balance sheet.

(e) Notes to the reconciliations

i). Goodwill
In accordance with AIFRS, from 1 July 2004 goodwill acquired in a business combination is no longer amortised. Instead goodwill is subject to an annual impairment test focusing on the cash flows of the related cash generating units.

The incremental effect on the consolidated balance sheet is as follows:

	1 July 2004 $000	31 Dec 2004 $000	30 June 2005 $000
Increase *intangible assets*	-	23,588	43,052
(Increase) *deferred tax liabilities*	-	(5,736)	(10,676)
NET ASSETS	-	17,852	32,376
(Increase)/decrease *foreign currency translation reserve*	-	(69)	1,951
(Increase) *retained earnings*	-	(17,783)	(34,327)
TOTAL EQUITY	-	(17,852)	(32,376)

The incremental effect on the consolidated income statement is as follows:

	Half-year ended 31 Dec 2004 $000	Year ended 30 June 2005 $000
(Decrease) *other expenses*	(23,537)	(45,564)
Increase *income tax expense*	5,754	11,237
NET PROFIT	(17,783)	(34,327)

ii). Employee Benefits
In accordance with AIFRS, actuarial valuations have been used to measure and recognise the net benefit or obligation attributable to current and prior periods of the defined benefit superannuation plans and other retirement benefit plans that the Group sponsors.

The incremental effect on the consolidated balance sheet is as follows:

	1 July 2004 $000	31 Dec 2004 $000	30 June 2005 $000
Increase *retirement benefit assets*	1,026	-	50
Increase *deferred tax assets*	8,229	6,957	5,160
(Increase) *retirement benefit liabilities*	(533)	(793)	(159)
(Increase) *non-current provisions*	(20,886)	(17,449)	(12,992)
(Increase) *deferred tax liabilities*	(225)	-	(11)
NET ASSETS	(12,389)	(11,285)	(7,952)
Decrease *foreign currency translation reserve*	-	385	(393)
(Increase)/decrease *retained earnings*	12,389	10,900	8,345
TOTAL EQUITY	12,389	11,285	7,952

CSL Limited
Notes to the consolidated financial statements
For the half-year ended 31 December 2005

The incremental effect on the consolidated income statement is as follows:

	Half-year ended 31 Dec 2004 $000	Year ended 30 June 2005 $000
(Decrease) *general and administration expenses*	(5,412)	(29,967)
Increase *income tax expense*	1,260	9,787
NET PROFIT	(4,152)	(20,180)

In addition, in accordance with AASB 119 *Employee Benefits*, Retirement benefit liabilities are presented separately from provision and therefore liabilities recognised in the AGAAP balance sheet have been reclassified as follows:

	1 July 2004 $000	31 Dec 2004 $000	30 June 2005 $000
Decrease *non-current provisions*	116,058	115,755	95,508
(Increase) *non-current retirement benefit liabilities*	(116,058)	(115,755)	(95,508)
NET ASSETS		-	

iii). Share-based Payments

In accordance with AIFRS, a share based payments expense has been recognised for options, performance rights and share plan arrangements granted after 7 November 2002 that remain unexercised as at 1 January 2005.

The incremental effect on the consolidated balance sheet is as follows:

	1 July 2004 $000	31 Dec 2004 $000	30 June 2005 $000
(Increase) *contributed equity*		-	(432)
(Increase) *share based payments reserve*	(941)	(1,996)	(2,803)
Decrease *retained earnings*	941	1,996	3,235
TOTAL EQUITY		-	

The incremental effect on the consolidated income statement is as follows:

	Half-year ended 31 Dec 2004 $000	Year ended 30 June 2005 $000
Increase *general and administration expenses*	1,055	2,294
NET PROFIT	1,055	2,294

iv). **Government Grants**

In accordance with AIFRS, where a government grant relates to the acquisition or construction of an asset, the fair value is deferred and released, on a straight-line basis, to the income statement over the expected useful life of the relevant asset.

The incremental effect on the consolidated balance sheet is as follows:

	1 July 2004 $000	31 Dec 2004 $000	30 June 2005 $000
Increase *deferred tax assets*	150	519	888
(Increase) *current deferred government grants*	(296)	(296)	(296)
(Increase) *non-current deferred government grants*	(204)	(1,434)	(2,664)
NET ASSETS	(350)	(1,211)	(2,072)
Decrease *retained earnings*	350	1,211	2,072
TOTAL EQUITY	350	1,211	2,072

The incremental effect on the consolidated income statement is as follows:

	Half-year ended 31 Dec 2004 $000	Year ended 30 June 2005 $000
Decrease *other revenue*	1,230	2,460
(Decrease) *income tax expenses*	(369)	(738)
NET PROFIT	861	1,722

v). **Income Taxes**

In accordance with AIFRS, the 'balance sheet' approach has been adopted in accounting for income taxes. This requires the identification of temporary differences for each asset and liability. These differences take into consideration the numerous tax jurisdictions in which the group operates and the differences in the book and tax bases of assets and liabilities as a result of the acquisition of Aventis Behring which under AGAAP were treated as permanent differences. The increase in the net deferred tax asset at the transition date is primarily due to AASB 112 requiring the CSL Group to recognise a deferred tax asset in respect of the unrealised portion of the discount on acquisition and other adjustments from the Aventis Behring acquisition that remain in the balance sheet at the date of transition. The subsequent movement under AIFRS at 30 June 2005 is primarily due to this deferred tax asset decreasing and flowing through the tax expense line as the assets and liabilities with differences in bases are realised. Such a deferred tax asset is not recognised under AGAAP.

In addition, in accordance with AASB 112 *Income Tax*, deferred tax assets and deferred tax liabilities of the same taxable entity/group are required to be set-off if they relate to income taxes levied by the same taxation authority and the entity/group has a legally enforceable right to set-off current tax assets against current tax liabilities.

The incremental effect on the consolidated balance sheet is as follows:

	1 July 2004 $000	31 Dec 2004 $000	30 June 2005 $000
Increase/(decrease) *deferred tax assets*	184,446	100,243	(26,803)
(Increase)/decrease *deferred tax liabilities*	(61,014)	(38,527)	39,224
NET ASSETS	123,432	61,716	12,421
Decrease *foreign currency translation reserve*		12,824	13,736
(Increase) *retained earnings*	(123,432)	(74,540)	(26,157)
TOTAL EQUITY	(123,432)	(61,716)	(12,421)

CSL Limited
Notes to the consolidated financial statements
For the half-year ended 31 December 2005

The incremental effect on the consolidated income statement is as follows:

	Half-year ended 31 Dec 2004 $000	Year ended 30 June 2005 $000
Increase *income tax expenses (non-cash)*	48,892	97,275
NET PROFIT	48,892	97,275

The total incremental effect on deferred tax assets and liabilities arising from transition to AIFRS is as follows:

	1 July 2004 $000	31 Dec 2004 $000	30 June 2005 $000
Deferred tax assets			
- balance sheet approach / set-off (above)	184,446	100,243	(26,803)
- employee benefits (note ii)	8,229	6,957	5,160
- government grants (note iv)	150	519	888
	192,825	107,719	(20,755)
Deferred tax liabilities			
- balance sheet approach / set-off (above)	(61,014)	(38,527)	39,224
- goodwill (note i)	-	(5,736)	(10,676)
- employee benefits (note ii)	(225)	-	(11)
	(61,239)	(44,263)	28,537

The total incremental effect on the consolidated income statement arising from transition to AIFRS is as follows:

	Half-year ended 31 Dec 2004 $000	Year ended 30 June 2005 $000
Income tax expense – continuing operations		
- balance sheet approach (above)	48,892	97,275
- goodwill (note i)	5,754	11,257
- employee benefits (note ii)	1,260	9,787
- government grants (note iv)	(369)	(758)
- discontinued operations (note vi)	-	(37,429)
	55,537	80,132

CSL Limited
Notes to the consolidated financial statements
For the half-year ended 31 December 2005

vi). **Profit on sale of business unit**

In accordance with AIFRS, on disposal of a business unit, the portion of the balance of the foreign currency translation reserve that relates to the business unit being disposed must be recognised in the profit or loss account as part of the gain or loss on disposal. The gain or loss on disposal is also recalculated to incorporate the impact of the non-amortisation of goodwill as noted above.

The incremental effect on the consolidated balance sheet is as follows:

	1 July 2004 $000	31 Dec 2004 $000	30 June 2005 $000
(Decrease) *intangible assets*	-	-	(760)
NET ASSETS	-	-	(760)
(Increase) *foreign currency translation reserve*	-	-	(11,200)
Decrease *retained earnings*	-	-	11,960
TOTAL EQUITY	-	-	760

The incremental effect on the consolidated income statement is as follows:

	Half-year ended 31 Dec 2004 $000	Year ended 30 June 2005 $000
(Increase) *other expenses*	-	(796)
(Decrease) *net profit from discontinued operations*	-	(11,164)
NET PROFIT	-	(11,960)

In addition, in accordance with AASB 5 Non-current assets Held for Sale and Discontinued Operations, the results of a disposed business unit and the profit on the sale of that business unit are removed from results from continuing operations and separately disclosed. The effect of this is as follows:

	Half-year ended 31 Dec 2004 $000	Year ended 30 June 2005 $000
Decrease *sales revenue*	-	141,327
(Decrease) *cost of sales*	-	(94,449)
Decrease *other revenue*	-	458,246
(Decrease) *research and development expenses*	-	(4,763)
(Decrease) *selling and marketing expenses*	-	(7,470)
(Decrease) *general and administration expenses*	-	(9,348)
(Decrease) *other expenses – net assets of discontinued operations*	-	(178,548)
(Decrease) *other expenses*	-	(796)
(Decrease) *finance costs*	-	(2,561)
(Decrease) *income tax expense – continuing operations*	-	(37,429)
(Increase) *net profit after from discontinued operations*	-	(264,209)
NET PROFIT	-	-

vii). Foreign currency translation reserve: cumulative translation differences
In accordance with an exemption provided by AASB 1, the Group has deemed that the cumulative translation differences for all foreign subsidiaries at the date of transition to AIFRS be reset to $Nil. Accordingly the opening balance and subsequent foreign currency reserve transfers have been adjusted.

The effect on the consolidated balance sheet is as follows:

	1 July 2004 $000	31 Dec 2004 $000	30 June 2005 $000
Decrease *foreign currency translation reserve*	54,536	54,648	96,787
(Increase) *retained earnings*	(54,536)	(54,648)	(96,787)
TOTAL EQUITY	-	-	-

There is no effect on the consolidated income statement.

viii). Land and Buildings
In accordance with an exemption provided by AASB 1, the Group has elected to use a previous AGAAP revaluation of land and buildings as deemed cost. Accordingly, the balance of the asset revaluation reserve has been transferred to retained earnings.

The effect on the consolidated balance sheet is as follows:

	1 July 2004 $000	31 Dec 2004 $000	30 June 2005 $000
Decrease *asset revaluation reserve*	22,837	22,837	22,837
(Increase) *retained earnings*	(22,837)	(22,837)	(22,837)
TOTAL EQUITY	-	-	-

There is no effect on the consolidated income statement.

ix). AIFRS presentational adjustment – Prepayments
In accordance with AASB 101 *Presentation of Financial Statements* Prepayments have been reclassified from *Other assets* to *Trade and other receivables* as follows:

	1 July 2004 $000	31 Dec 2004 $000	30 June 2005 $000
Increase *trade and other receivables*	31,860	26,230	22,244
(Decrease) *other assets*	(31,860)	(26,230)	(22,244)
NET ASSETS	-	-	-

x). AIFRS presentational adjustments – Surplus lease space provisions
In accordance with AASB 101 *Presentation of Financial Statements* Surplus lease space provisions have been reclassified from Interest bearing liabilities to Provisions as follows:

	1 July 2004 $000	31 Dec 2004 $000	30 June 2005 $000
Decrease *current interest bearing liabilities*	5,353	4,327	6,720
(Increase) *current provisions*	(5,353)	(4,327)	(6,720)
Decrease *non-current interest bearing liabilities*	9,149	6,641	3,844
(Increase) *non-current provisions*	(9,149)	(6,641)	(3,844)
NET ASSETS	-	-	-

CSL Limited
Notes to the consolidated financial statements
For the half-year ended 31 December 2005

xi). AIFRS presentational adjustments – Borrowing costs

In accordance with AASB 101 *Presentation of Financial Statements* Deferred borrowing costs are included within the carrying value of Interest bearing liabilities and therefore the following adjustment has been made:

	1 July 2004 $000	31 Dec 2004 $000	30 June 2005 $000
(Decrease) *non-current other assets*	(4,610)	(3,940)	(3,352)
Decrease *non-current interest bearing liabilities*	4,610	3,940	3,352
NET ASSETS	-	-	-

xii). AIFRS presentational adjustments – Other Revenue

In accordance with AASB 101 *Presentation of Financial Statements* items previously shown gross in Other Revenue are off-set with their associated costs and shown in either other income or expenses. The effect of this is as follows:

	Half-year ended 31 Dec 2004 $000	Year ended 30 June 2005 $000
Decrease *other revenue*	722	712
(Decrease) *general and administration expenses*	(722)	(712)
NET PROFIT	-	-

xiii). AIFRS presentational adjustments – Other expenses

In accordance with AASB 101 Presentation of Financial Statements, the category of other expenses has been eliminated and items have been reclassified to general and administration expenses as follows:

	Half-year ended 31 Dec 2004 $000	Year ended 30 June 2005 $000
Increase *general and administration expenses*	1,497	5,802
(Decrease) *other expenses*	(1,497)	(5,802)
NET PROFIT	-	-

xiv). AIFRS presentational adjustments – Inventory write-downs

In accordance with AASB 101 *Presentation of Financial Statements,* inventory write-downs (to net realisable value) have been reclassified from general and administration expenses to cost of sales. The effect of this is as follows:

	Half-year ended 31 Dec 2004 $000	Year ended 30 June 2005 $000
Increase *cost of sales*	8,736	26,148
(Decrease) *general and administration expenses*	(8,736)	(26,148)
NET PROFIT	-	-

CSL Limited
Notes to the consolidated financial statements
For the half-year ended 31 December 2005

xv). Reserves

The total incremental effect on Reserves of the above noted adjustments is as follows:

	1 July 2004 $000	31 Dec 2004 $000	30 June 2005 $000
Reserves			
- goodwill (note i)	-	(69)	1,951
- employee benefits (note ii)	-	385	(393)
- share-based payments (note iii)	(941)	(1,996)	(2,803)
- income taxes (note v)	-	12,824	13,736
- profit on sale of business unit (note vi)	-	-	(11,200)
- foreign currency translation reserve: cumulative translation differences (note vii)	54,536	54,648	96,787
- land and buildings (note viii)	22,837	22,837	22,837
	76,432	88,629	120,915

xvi). Retained Earnings

The total incremental effect on Retained earnings of the above noted adjustments is as follows:

	1 July 2004 $000	31 Dec 2004 $000	30 June 2005 $000
Retained earnings			
- goodwill (note i)	-	(17,783)	(34,327)
- employee benefits (note ii)	12,389	10,900	8,345
- share-based payments (note iii)	941	1,996	3,235
- government grants (note iv)	350	1,211	2,072
- income taxes (note v)	(123,432)	(74,540)	(26,157)
- profit on sale of business unit (note vi)	-	-	11,960
- foreign currency translation reserve: cumulative translation differences (note vii)	(54,536)	(54,648)	(96,787)
- land and buildings (note viii)	(22,837)	(22,837)	(22,837)
	(187,125)	(155,701)	(154,496)

CSL Limited
Directors' Declarations

The directors declare that:

(a) the financial statements and notes of the consolidated entity:

- (i) give a true and fair view of the financial position as at 31 December 2005 and the performance for the half-year ended on that date of the consolidated entity; and
- (ii) comply with Accounting Standard AASB 134 'Interim Financial Reporting' and the Corporations Regulations 2001; and

(b) in the directors' opinion there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Made in accordance with a resolution of directors.

Peter H Wade	Brian A McNamee
Chairman	Managing Director

Melbourne
22 February 2006

ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777

Scope

The financial report and directors' responsibility

The financial report comprises the balance sheet, income statement, cash flow statement, statement of recognised income and expense and accompanying notes to the financial statements for the consolidated entity comprising both CSL Limited (the company) and the entities it controlled during the half year, and the directors' declaration for the company, for the period ended 31 December 2005.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the consolidated entity, and that complies with Accounting Standard AASB 134 "Interim Financial Reporting", in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review of the financial report in order to make a statement about it to the members of the company, and in order for the company to lodge the financial report with the Australian Stock Exchange and the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements, in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the *Corporations Act 2001*, Accounting Standard AASB 134 "Interim Financial Reporting" and other mandatory financial reporting requirements in Australia, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and of its performance as represented by the results of its operations and cash flows.

A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the Directors' Report.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of the consolidated entity, comprising CSL Limited and the entities it controlled during the half year is not in accordance with:

(a) the *Corporations Act 2001*, including:

(i) giving a true and fair view of the financial position of the consolidated entity at 31 December 2005 and of its performance for the half year ended on that date; and

(ii) complying with Accounting Standard AASB 134 "Interim Financial Reporting" and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Denis Thorn
Partner
Melbourne
22 February 2006

CSL Limited
Biopharmaceuticals for Life™

CSL Limited
2005/2006 Half Year Result
22 February 2006

Disclaimer

Forward looking statements

The forward looking statements included in these materials involve subjective judgment and analysis and are subject to significant uncertainties, risks, and contingencies, many of which are outside the control of, and are unknown to, CSL. In particular, they speak only as of the date of these materials, they assume the success of CSL's business strategies, and they are subject to significant regulatory, business, competitive and economic uncertainties and risks.

No representation, warranty or assurance (express or implied) is given or made in relation to any forward looking statement by any person (including CSL). In particular, no representation, warranty or assurance (express or implied) is given in relation to any underlying assumption or that any forward looking statement will be achieved. Actual future events may vary materially from the forward looking statements and the assumptions on which the forward looking statements are based. Given these uncertainties, readers are cautioned to not place undue reliance on such forward looking statements.

Subject to any continuing obligations under applicable law or any relevant listing rules of the ASX, CSL disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements in these materials to reflect any change in expectations in relation to any forward looking statements or any change in events, conditions or circumstances on which any such statement is based. Nothing in these materials shall under any circumstances create an implication that there has been no change in the affairs of CSL since the date of these materials.

Highlights

Financial

- Profit upgrade
- Reported NPAT $176m
- Operating Cashflow $264m
- EPS 97cents - successful completion of buyback
- Interim Dividend 28 cents (unfranked)

Operational

- GARDASIL™ accepted for priority review by US FDA
- US influenza entry strategy announced
- ZLB Behring margin expansion
- US market conditions continues to improve
- Vivaglobin™ (Subcutaneous Ig) FDA approval
- 12% Liquid IVIG - US FDA submission imminent

CSL Limited
Biopharmaceuticals for Life

Financial Performance

	Reported[1] 1H06 A$M	Continuing Operations[2] 1H05 A$M	Change 1H05 v 1H06
Sales	1,393	1,295	8%
EBITDA	311	277	13%
EBIT	261	216	21%
NPAT	176	114	54%
EPS	0.97	-	-
CFO	264	194	36%

(1) Results for the six months ended 31 December 2005 are reported in accordance with the AIFRS. The comparative period ended 31 December 2004 has also been restated in accordance with the introduction of the new standard.
(2) Adjusted for the contribution of JRH in 1H05 (Dec 04)

Human Health
Business Unit Performance

- *ZLB Behring*
- *Other - Pharmaceutical*
  - *CSL Bioplasma*
  - *R&D innovation*

CSL Limited
Biopharmaceuticals for Life

ZLB Behring

- Sales A$1,211m (US$911m)
- EBITA A$262m
- Operations
  - Strong US$ sales growth +13%
    - Helixate™ sales up 21%
  - US market continues to improve
  - Vivaglobin™ US FDA approval
    - Launch imminent
  - 12% Liquid IVIG - US FDA submission imminent
  - Successful replacement of inventory benefit with synergies

ZLB B - Strong EBITA Margin Expansion


$Am
300
250
200
150
100
50
0
EBITA
Up 43%
+160%
Dec 04
AGAAP
Inventory
Discount
Dec 04
IFRS
(Excludes inv.
Disc)
Inventory
Discount
Dec 05
IFRS
(Excludes inv.
Disc)
178
183
262
EBITA

CSL Limited
Biopharmaceuticals for Life

ZLB Behring Sales



1,000
900
800
700
600
500
400
300
200
100
0
+13%
US$803m
US$911m
Immuno-
globulins
Wound H
Critical
Care
pdCoag
rFVIII
Dec 04
Dec 05

Sales for the 6 month period

<u>Movement</u>

- Strong Helixate™ growth
  - Sales up 21%
- Solid growth in albumin, pdFVIII and speciality products
- Pricing stable across most therapies
  - IVIG price improvement

CSL Limited
Biopharmaceuticals for Life

ZLB Behring - R&D

- Coagulation
  - FDA approves room temperature storage of Helixate™ FS
  - Humate-P™ /Haemate™ P volume reduction
    - approvals – 7 EU countries and USA
- Critical Care
  - Berinert™ P *(C1 esterase inhibitor)*
    - Phase III trial active in EU and USA
- Immunology
  - FDA approval of Vivaglobin™
  - 12% liquid IVIG - BLA submission imminent

CSL Limited
Biopharmaceuticals for Life

CSL Bioplasma

- Sales $92m (-30%)
- Australian Business
  - NBA recombinant policy toward haemophilia
    - Impact on pdFVIII and pdFIX sales
    - Kogenate® distribution agreement in place
  - Plasma Products Agreement
    - Removal of two tier pricing mechanism introduces a more even revenue stream 1H v 2H
    - US FTA - terms of reference announced
- Asian Business
  - Continued strong demand for Albumin in China

Pharmaceutical

- Sales $90m (+14%)
  - Growth in Northern Hemisphere Influenza Vaccine sales
- GARDASIL™ accepted for accelerated review in Australia
- New agreement signed with Merck for Australian distribution of vaccines
  - ZOSTAVAX™, RotaTeq®, ProQuad®

CSL Limited
Biopharmaceuticals for Life

Influenza Vaccine - US Entry

- Experienced influenza vaccine manufacturer
  - Registered in 16 countries world wide
  - Bulk antigen supplied for vaccines sold in 24 countries
- US$60m investment in Australian facility
  - Doubling capacity to 40m doses per season
    - Plan to supply up to 20m doses to the US
    - Increased diversity of supply for the US
    - Target registration timing - early 2007
- Broad recognition of the value of the product
  - CDC targeting increased population coverage
  - Increased reimbursement rates

CSL Limited
Biopharmaceuticals for Life

R&D Highlights

- HPV - GARDASIL™
  - Merck's submission to US Food and Drug Administration is accepted for priority review
    - FDA indicate review goal date of 8 June 2006
  - Merck has also made applications to
    - European Union, Australia, Mexico, Brazil, Argentina, Taiwan and Singapore
- ISCOMATRIX™ adjuvant
  - Manufacturing scale up and installation at Kankakee
- Influenza
  - US human clinical trails to commence 2006
- Pandemic influenza vaccine trials
  - Candidate vaccine achieves immune response
  - Further work required to determine dosage

Financial Detail

CSL Limited
Biopharmaceuticals for Life

Continuing Operations - NPAT Growth



$Am
200
160
120
80
40
0
Goodwill + Other
Tax
JRH
NPAT Up 54%
Dec 04 AGAAP
Dec 04 IFRS
Continuing Operations Dec 04
Dec 05 IFRS
160
26
56
131
17
114
176
NPAT

CSL Limited
Biopharmaceuticals for Life

Continuing Operations - EBITA Growth



$Am
300
250
200
150
100
50
0
Dec 04
AGAAP
Other
Dec 04
IFRS
JRH
Inventory
Discount
Underlying
Dec 04
EBITA
Up 21%
Inventory
Discount
Dec 05
IFRS
239
3
242
25
217
264
EBITA

CSL Limited
Biopharmaceuticals for Life

Cash Flow from Operations

- CFO $264m up 38%
- Strong working capital management
  - Improved inventory turns — 1.83
  - Working capital to sales — 42%
- Capital Expenditure
  - 6 months to December 31 — $38m
- Outlook
  - CFO — approx. $500m
  - Capital expenditure — approx. $90m

CSL Limited
Biopharmaceuticals for Life

Capital Expenditure - Investment

• Chromatographic 10% liquid IVIG *Bern facility*	$50m
• Influenza manufacturing *Melbourne facility*	$80m
• Filling line *Bern facility*	$20m
• ISCOMATRIX™ manufacturing *Kankakee facility*	$20m
• R&D Investments	$10m
	A$180m

CSL Limited
Biopharmaceuticals for Life

A-IFRS Restatement

- 2004 comparatives restated to A-IFRS
- Adjustments consistent with previous announcement
- Reconciliation of change in NPAT from AGAAP to A-IFRS

		A$M
NPAT December 2004 AGAAP		$160
Less A-IFRS adj (net of tax)		
Goodwill	24	
Misc.	4	
Share based payments	(1)	
Non cash tax adj.	(56)	(29)
NPAT December 2004 A-IFRS		$131m

CSL Limited
Biopharmaceuticals for Life

Group Outlook

<u>Outlook for FY2006</u>

- Sales revenue growth 5-8%
- R&D spend approximately $150m
- EBITA in region of $500m - $530m
- NPAT in region of $335m - $350m
  - Includes IFRS non cash tax adjustment (approx. $33m)
- Dividends not significantly franked

** Subject to currency fluctuation and material price movements in core plasma products*

CSL Limited
Biopharmaceuticals for Life

Growth Strategy


Global Specialty Bio-pharmaceutical
• HPV royalties
• Gardasil (Aust)
• Influenza vaccine
• Improved products
• ISCOMATRIX
• Novel Biotech products
Research & Development

Appendix

CSL Limited
Biopharmaceuticals for Life

Group Results

Half year ended December	1H06 $M	1H05 $M
Sales	1,393.1	1,414.1
Other Revenue	24.9	21.4
Total Revenue	1,418.0	1,435.5
Earnings before Interest, Tax, Depreciation & Amortisation	311.2	302.6
Depreciation / Amortisation	50.3	62.2
Net Interest Expense	9.0	16.1
Tax Expense	75.5	93.1
Net Profit from Ordinary Activities	176.4	131.2
Interim Dividend (cents)	28	17
EPS (cents)	96.7	66.5

CSL Limited
Biopharmaceuticals for Life

Half Yearly Report 2005-2006, April 13, 2006

CSL Limited

Biopharmaceuticals for Life™


Half Yearly Report
2005-2006

Half Year Financial Results

CSL Group Results

For half year ended December	2005 ($M)	2004 ($M)
Sales revenue	1,393.1	1,414.1
Other revenue	24.9	21.4
Total revenue	1,418.0	1,435.5
Earnings before interest, tax, depreciation and amortisation	311.2	302.6
Depreciation/amortisation	50.3	62.2
Net interest expense/(income)	9.0	16.1
Tax expense	75.5	93.1
Net profit from ordinary activities	176.4	131.2
Interim dividend (cents)	28	17
Earnings per share (cents)	96.7	66.5

CSL Limited is a global, specialty biopharmaceutical company that develops, manufactures and markets products to treat and prevent serious human medical conditions.

Innovation and new product development for unmet medical needs continue to drive CSL's growth.

The CSL Group includes:

- ZLB Behring
- CSL Bioplasma
- CSL Pharmaceutical


Chairman's
Report

Dear Shareholder,

This has been an excellent half-year for CSL with strong growth in profit underpinned by an impressive performance by ZLB Behring.

CSL's net profit after tax increased 34% to $176 million against this same period last year (after adjusting for the introduction of AIFRS). Cash flow generated from operations grew 38% to $264 million. Group sales revenue remained at $1.4 billion even without the contribution of JRH Biosciences which was sold in February 2005.

Your Directors have announced a substantially increased interim dividend of 28 cents per share (unfranked) up from 17 cents per share (fully franked) for the same period last year and payable to shareholders on 13 April 2006.

Business Group Performance

A strong contribution by ZLB Behring (sales up 11% to $1.2 billion) is reflected in our operating results for the half year with solid demand for Helixate® recombinant Factor VIII and plasma products contributing to growth along with higher prices for Carimune® IVIG. The commitment by the staff of ZLB Behring to restructuring their business and achieving efficiency goals has been impressive.

CSL Bioplasma sales revenue was down 30% ($92 million) as a result of new policies adopted by Australia's National Blood Authority. Reduced sales of plasma-derived products arose from a new policy on recombinant products for haemophilia patients. Removal of the two-tier pricing policy for plasma products has brought about a more evenly distributed revenue stream where previously first half-year revenue would have been greater.

Sales revenue growth of 14% by CSL Pharmaceutical ($90 million) has been driven largely by Northern Hemisphere sales of influenza vaccine. A new agreement was signed with Merck & Co. Inc. for the Australian distribution of several new Merck products including vaccines against shingles and rotavirus-induced gastroentiritis, and a combined vaccine against measles, mumps, rubella and chicken pox.

Gardasil® Cervical Cancer Vaccine

In December 2005, a Biologics License Application for Gardasil® was submitted to the US Food and Drug Administration (FDA) by Merck & Co. Inc., CSL's exclusive licensee for this vaccine. The FDA has since indicated a review goal date of 8 June 2006. Merck has also submitted applications to other regulatory authorities including Australia's Therapeutic Goods Administration (TGA). If these applications are granted, CSL has the right to distribute Gardasil® in Australia and New Zealand and preparations for launch of this product are now well under way.

Clinical trial data submitted to the TGA indicates Gardasil® prevented 100% of high-grade cervical pre-cancers and non-invasive cervical cancers associated with human papillomaviruses (HPV) types 16 and 18. HPV types 6, 11, 16 and 18 in the vaccine are the most common types affecting the health of women, causing 70% of cervical cancer and accounting for a significant proportion of abnormal pap tests. Each year in Australia alone, close to 15,000 women are

detected with high-grade cervical abnormalities requiring surgical treatment. This vaccine will benefit millions of women around the world.

New Markets for Influenza Vaccine

As recently announced, a further $80 million capital investment in our influenza vaccine plant in Melbourne will double production capacity to approximately 40 million doses per season and make our facility one of the largest of its kind in the world. This latest initiative recognises an increasing global demand for seasonal influenza vaccines but will also place us in an excellent position to respond to influenza vaccine needs should a pandemic occur.

CSL has also announced plans to introduce our influenza vaccine into the US and will initiate the required US human clinical study later this year. A Biologics License Application to market influenza vaccine in the US will then be submitted to the FDA. Subject to FDA approval, CSL will supply vaccine for the 2007-2008 US winter and have capacity to supply up to 20 million doses to the US market in the following season as our expanded manufacturing plant comes on line.

CSL has achieved encouraging preliminary results from initial clinical trials of our pandemic influenza vaccine based on the H5N1 avian virus. Trials indicated that the vaccine was well tolerated in the 18 to 45 year old study population and we now know two doses combined with an adjuvant is likely to be required to produce a satisfactory immune response. Further trials will now target a much broader age range, determine optimum dosage and demonstrate safety.

Business Outlook

Improved US conditions for our therapies and ZLB Behring restructuring benefits flowing through to earnings underpin our profit upgrade forecast for full year results.

For the 2005-2006 fiscal year, we now expect to report net profit after tax of between $335 and $350 million, subject to currency fluctuations and material price movements in core plasma products.

Peter Wade.

Peter Wade, Chairman
March 2006

Shareholder Information

Share Registry

Computershare Investor Services Pty Limited
Yarra Falls, 452 Johnston Street Abbotsford VIC 3067
Postal Address: GPO Box 2975 Melbourne VIC 3001

Enquiries within Australia: 1800 646 882
Enquiries outside Australia: 61 3 9415 4000
Investor enquiries facsimile: 61 3 9473 2500
Website: www.computershare.com.au
Email: web.queries@computershare.com.au

Shareholders with enquiries should email, telephone or write to the Share Registry at the above address.

Separate shareholdings may be consolidated by advice to the Share Registry in writing.

Change of address should be notified to the Share Registry in writing without delay. Shareholders who are broker sponsored on the CHESS sub-register must notify their sponsoring broker of a change of address.

Direct payment of dividends into a nominated account may be arranged with the Share Registry. Shareholders are encouraged to use this option by writing to the Share Registry with particulars.

The Annual General Meeting will be held at the Function Centre, National Tennis Centre, Melbourne Park, Batman Avenue Melbourne at 10:00am on Wednesday 18 October 2006.

There is a public car park adjacent to the Function Centre that will be available to shareholders at no charge.

CSL Limited
Biopharmaceuticals for Life™

CSL Limited
ABN 99 051 588 348

Registered Head Office
45 Poplar Road Parkville
Victoria 3052 Australia
Telephone: +61 3 9389 1911
Facsimile: +61 3 9389 1434
Internet: http://www.csl.com.au

Visit our websites

CSL Limited
www.csl.com.au

ZLB Behring
www.zlbbehring.com

CSL Appoints new Director, June 1, 2006

CSL Limited
Biopharmaceuticals for Life™

1 June 2006

CSL LIMITED

CSL APPOINTS NEW DIRECTOR

CSL today announced that Professor John Shine has been appointed a Director of the Company and will join the CSL Board effective immediately.

Professor John Shine is Executive Director of the Garvan Institute of Medical Research, Professor of Medicine and Professor of Molecular Biology at the University of NSW, Chairman of the National Health and Medical Research Council and a Vice-President of the Australian Academy of Science.

CSL's Chairman, Mr Peter Wade, said that he was delighted that Professor Shine had accepted the appointment to the Board and how much he was looking forward to working with Professor Shine, whose broad research experience in the field of medicine and molecular biology will be of great potential benefit for CSL as the company increases its investment in innovative research and development in these fields.

About CSL Limited

Headquartered in Melbourne, CSL Limited (ASX: CSL) is a global, specialty biopharmaceutical company that develops, manufactures and markets products to treat and prevent serious human medical conditions.

For further information, please contact:

Media Contacts:
Dr Rachel David
Director of Public Affairs
Phone: 0401 775 779
Email: rachel.david@csl.com.au

Investor Contact:
Mark Dehring
Director of Investor Relations
Phone: 61 3 9389 2818
Email: mark.dehring@csl.com.au

US FDA Approves Merck's Gardasil® the World's First and Only Cervical Cancer Vaccine, June 9, 2006

CSL Limited
Biopharmaceuticals for Life™

9 June 2006

US FDA APPROVES MERCK'S GARDASIL®*
THE WORLDS FIRST AND ONLY CERVICAL CANCER VACCINE

CSL Limited today announced that its licensee, Merck & Co., Inc., has received approval from the U.S. Food and Drug Administration (FDA) of its cervical cancer vaccine GARDASIL® for vaccination of girls and women between the ages 9 and 26.

CSL's Managing Director, Dr Brian McNamee said, "It is anticipated that with FDA approval now achieved, GARDASIL will save the lives of many women. This landmark medical breakthrough for Australian science is the culmination of 15 years involvement by CSL in the development of the product beginning with a research collaboration with Professor Ian Frazer and the University of Queensland."

GARDASIL is a quadrivalent human papillomavirus recombinant vaccine designed to prevent the majority of HPV-related clinical diseases caused by HPV 6, 11, 16 and 18. HPV types 16 and 18 account for approximately 70 percent of cervical cancer cases. HPV 6 and 11 cause approximately 90 percent of genital wart cases. In the United States, approximately 10,000 women are diagnosed with cervical cancer every year and on average 10 women die each day from the disease.

Applications to approve GARDASIL are currently under review with regulatory agencies on five continents, including Australia.

For further information, please contact:

Media: Dr Rachel David 0401 775 779
Investors: Mark Dehring 03 9389 2818

* *This product is not yet available in Australia.*

Phone: +61 3 9389 1911 CSL Limited (ABN 99 051 588 348) Fax: +61 3 9387 8454
45 Poplar Road Parkville Victoria 3052 Australia

CSL Makes Provision for Final Payment, June 21, 2006

CSL Limited
Biopharmaceuticals for Life™

21 June 2006

CSL MAKES PROVISION FOR FINAL PAYMENT

CSL Limited today announced that positive business performance has underpinned a decision to make a provision in recognition of the contingent payment[1] arising from the acquisition of Aventis Behring.

Dr McNamee, CSL's Managing Director said, "I'm very pleased to report that the company is performing well. The formation and highly successful integration and financial performance of ZLB Behring and the recent approval of Gardasil®[2] by the US Food and Drug Administration and Australia's Therapeutic Goods Administration have given me continuing confidence in the performance of the company.

"Accordingly we have decided to raise a provision for the contingent payment arising from the acquisition of Aventis Behring," Dr McNamee said.

A pre-tax charge of US$250m (~A$330m), which is consistent with the company's announcement at the time of the acquisition, will be booked to the profit and loss account for the financial year ending 2006. In accordance with Australian equivalents to international financial reporting standards this will be reflected as an exceptional item.

OUTLOOK FOR 2006 REAFFIRMED

The company reaffirmed its financial guidance provided at the first half result announcement on 22 February 2006.

For the 2005/06 fiscal year the company expects to report a net profit after tax figure, prior to the contingent payment provision, in the region of $335 to $350 million.

For further information contact: Mark Dehring Tel: +613 9389 2818

[1] On 31 March 2004, CSL Limited acquired the global plasma therapeutics business of Aventis Behring. The consideration included contingent payments. A cash payment or issue of shares (at CSL Limited's discretion) in the amount of USD$125 million to be made if the ordinary shareprice of CSL Limited rises above A$28 per share ('trigger price') for a specified period. To satisfy this requirement, the volume weighted average shareprice of an ordinary share of CSL limited must remain above the trigger price for 60 consecutive trading days for the period starting from 27 September 2007 and ending on 26 March 2008.

A further cash payment or issue of shares (at CSL Limited's discretion) in the amount of USD$125million to be made if the ordinary share price of CSL Limited rises above A$35 per share. The same requirement for the trigger price must be satisfied as mentioned above.

[2] Gardasil, developed by CSL's licensee Merck & Co.Inc., is the world's first human papillomavirus vaccine which will help protect women against cervical cancer.

CSL Announcement: CSL and Zenyth Announce Proposed Merger, July 17, 2006

zenyth therapeutics

CSL Limited
Biopharmaceuticals for Life™

Monday 17 July 2006

CSL AND ZENYTH ANNOUNCE PROPOSED MERGER

CSL Limited (***CSL***) and Melbourne-based biotech company, Zenyth Therapeutics Limited (***Zenyth***), today announced a proposal under which CSL would acquire 100% of the issued shares in Zenyth. The acquisition is to be implemented by way of a scheme of arrangement between Zenyth and its shareholders (***Share Scheme***).

The consideration to be offered by CSL to Zenyth shareholders will comprise 82 cents cash per Zenyth share and, subject to shareholder approval, a pro-rata capital return to Zenyth shareholders of all Zenyth's shareholding in Avexa Limited (***Avexa***) (***Special Distribution***). If the Special Distribution is approved by Zenyth shareholders, and if the Share Scheme becomes effective, Zenyth shareholders will also receive approximately one Avexa share for every six Zenyth shares they hold at the record date. This represents additional value of four cents per Zenyth share, as at the date of this announcement[1].

The total consideration of 86 cents per Zenyth share:

- values Zenyth at approximately $108 million;
- represents a 59% premium to Zenyth's last traded price on the Australian Stock Exchange (***ASX***) on 14 July 2006 of 54 cents; and
- represents a 79% premium to the one month volume weighted average price of 48 cents.

The proposal has been unanimously recommended by Zenyth's directors, in the absence of a superior proposal and subject to the receipt of an independent expert's report that the proposed transaction is in the best interests of Zenyth shareholders. Subject to those same qualifications, Zenyth's directors unanimously intend to vote all of the shares they hold or control in favour of the Share Scheme and the Special Distribution and all of the options they hold or control in favour of the proposed option scheme (see below).

Zenyth has approximately 6.4 million options on issue. Zenyth will also propose a scheme of arrangement between itself and its option holders to cancel these options for cash (***Option Scheme***). The cash consideration payable to Zenyth option holders will be based on standard option valuation methodology.

CSL's Chief Executive Officer, Dr Brian McNamee, commented:

---

1 Avexa is an anti-infectives biotechnology company that was demerged from Zenyth in September 2004. Zenyth currently holds 21.1 million Avexa shares. The last traded price of Avexa shares on 14 July 2006 was 24 cents giving a market value of $5.1 million for Zenyth's holding. As at the date of this announcement, this equates to approximately four cents per share for the 125.2 million Zenyth shares currently on issue.

"A Zenyth acquisition is consistent with our research and development strategy. Of note, we are both Melbourne-based and have complementary skills in the same field of research giving rise to enhanced scientific capabilities."

CSL's Chief Scientist, Dr Andrew Cuthbertson, added:

"CSL's research and development strength lies in protein-based biological medicines used to treat serious diseases. Zenyth's portfolio of pre-clinical R&D projects, while at a relatively early stage, sits well within our field of research in cancer, immunology and inflammation."

Zenyth's Chairman, Mr Ian Davis, stated:

"Zenyth is very pleased to have worked closely with CSL to develop the current proposal. CSL's acquisition price is attractive as it recognises the potential of Zenyth's technology, which is not currently being reflected in Zenyth's share price".

Dr Andrew Nash, Zenyth's Chief Executive Officer, noted that the Zenyth Board was conscious of CSL's research and development capabilities:

"Zenyth has worked closely with its many partners over a number of years to develop and progress a portfolio of exciting projects. We are confident that, given their resources, CSL will be well placed to continue this process and to maximise the potential value".

Transaction Details

The Share Scheme will require the approval of Zenyth's shareholders and the approval of the Supreme Court of Victoria (***Court***). The other key terms and conditions of the Share Scheme are summarised in Annexure A to this announcement.

Zenyth will also seek shareholder approval to undertake the Special Distribution. This approval will be sought at a general meeting to be held on the same day as the meeting to consider and vote on the Share Scheme.

Zenyth will also seek approval from its optionholders, and the Court, for the cancellation of outstanding options under the Option Scheme. This approval will be sought at a meeting of option holders to be held on the same day as the meetings to consider and vote on the Share Scheme and the Special Distribution.

The cash consideration offered under the Share Scheme provides certainty to Zenyth shareholders. However, the value of the consideration to be received under the Special Distribution depends on the market value of Avexa shares. Therefore, the value of the total consideration will fluctuate depending on movements in the market price of Avexa shares between the date of this announcement and the date that the Share Scheme and the Special Distribution are implemented.

CSL and Zenyth have entered into a Merger Implementation Deed (***MID***) which provides a framework for implementing the proposed Share Scheme, Option Scheme and Special Distribution. The key terms and conditions of the MID are summarised in Annexure A to this announcement.

The proposed acquisition of all the Zenyth shares under the Share Scheme will be financed from internal cash resources of CSL.

Zenyth's Chairman and Chief Executive Officer will remain on the Board of Zenyth for a period following implementation of the proposed transaction to assist with transitional issues.

Timing

An Explanatory Booklet with full details of the proposed transactions, including an Independent Expert's Report, is expected to be despatched to Zenyth shareholders in early September 2006. The meetings to approve the Share Scheme, Option Scheme and the Special Distribution are expected to be held in early to mid October 2006.

A more detailed timetable for the approval and implementation of the three proposed transactions will be announced in due course.

For further details contact:

CSL
Media:
Tim Duncan, Hintons
0408 441 122/ +613 9600 1979

Investors:
Mark Dehring
+613 9389 2818

Zenyth

Ian Davis
Chairman
+613 8608 2962
or
Andrew Nash
Chief Executive Officer
+613 9208 4073

Annexure A – Summary of the key terms and conditions of the MID

General Description

CSL and Zenyth have entered into the MID under which they have agreed to implement a proposal under which CSL will acquire 100% of the shares in Zenyth. The proposal will be implemented by way of:

- a scheme of arrangement between Zenyth and its shareholders (the ***Share Scheme***), under which all Zenyth shares will be transferred to CSL for a cash payment of 82 cents per Zenyth share;
- a special pro-rata distribution (by way of a reduction of capital) by Zenyth to its shareholders of all shares it holds in Avexa, representing approximately one Avexa share for each six Zenyth shares held (the ***Special Distribution***); and
- a scheme of arrangement between Zenyth and its option holders (the ***Option Scheme***), under which all Zenyth options will be cancelled and the option holders will be entitled to receive cash consideration determined by applying standard option valuation methodology.

Key Terms and Conditions

Conditions precedent

Implementation of the Share Scheme is conditional on the satisfaction or waiver of a number of conditions precedent. These conditions include:

- the independent expert providing an opinion that the Share Scheme and the Special Distribution are in the best interests of Zenyth shareholders;
- shareholder approval of the Share Scheme;
- Court approval of the Share Scheme;
- no prohibitions, including restraining orders or injunctions, being issued by any court of competent jurisdiction or the Takeovers Panel;
- no Material Corporate Transaction, Material Adverse Change or Prescribed Occurrence (in each case as specifically defined in the MID) arising in respect of Zenyth;
- that standard representations and warranties given by both parties are (and remain) true and correct; and
- consent being obtained from CSIRO and Ludwig Institute for Cancer Research for the novation or assignment of a collaboration agreement with Zenyth to CSL.

The Schemes and the Special Distribution

The Option Scheme and the Special Distribution are conditional on the Share Scheme becoming effective. The Share Scheme is not conditional on the Option Scheme or the Special Distribution becoming effective.

The Avexa shares that would otherwise be transferred to certain Zenyth shareholders outside Australia, or who would receive less than a marketable parcel of Avexa shares, will be transferred to and sold by a nominee. The net cash proceeds of that sale will be distributed on a pro-rata basis to those shareholders.

Termination

Either party may terminate the MID if, amongst other circumstances, the Share Scheme does not come into effect by 17 November 2006, if the other party is in material breach of the MID, if the Share Scheme is not approved by Zenyth shareholders, or any court, the Takeovers Panel or regulatory authority issues any order or ruling restraining or otherwise prohibiting the transaction.

In addition, either party may terminate the MID if certain of the conditions precedent are not satisfied or waived, including, the condition that the independent expert deliver a favourable opinion.

CSL may terminate the MID if any Zenyth director withdraws his recommendation of the Share Scheme or the Special Distribution or if certain of the conditions precedent are not satisfied or waived.

Zenyth may terminate the MID if:

- a bona fide third party proposal to acquire a relevant interest in all or a substantial part of the Zenyth shares, or any interest in all or a substantial part of the business or assets of Zenyth or the Zenyth group is publicly announced, or Zenyth receives an offer from the relevant counterparty to vary one of Zenyth's key collaboration projects;
- the Zenyth Board, acting in good faith, determines that the third party proposal is reasonably capable of being valued and completed and is more favourable to Zenyth shareholders than the Share Scheme; and
- the Zenyth Board publicly recommends that the third party proposal is in the interests of Zenyth and its members.

The full terms of the MID will be disclosed in the Explanatory Booklet that will be sent to all Zenyth shareholders.

Preliminary Final Report- Accounts and Media Release, August 23, 2006

CSL

23 August 2006

The Company Announcements Office
Australian Stock Exchange Limited
530 Collins St
MELBOURNE VIC 3000

Dear Sir/Madam

PRELIMINARY FINAL REPORT –
ACCOUNTS AND MEDIA RELEASE

For the purposes of dual lodgement with the ASX and ASIC, following are a Media Release, CSL's Preliminary Final Report (Appendix 4E), Directors' Report, Financial Report and a Presentation announcing the results.

Yours faithfully

Peter Turvey
COMPANY SECRETARY

Phone: +61 3 9389 1911 CSL Limited (ABN 99 051 588 348) Fax: +61 3 9387 8454
45 Poplar Road Parkville Victoria 3052 Australia

CSL

Press Release

For immediate release

23 August 2006

Full Year Result
Profit from continuing operations up 49% to $351m

CSL Limited today announced its operating result for the full year ended 30 June 2006.

HIGHLIGHTS

Financial

- Sales revenue of $2.8 billion, up 9% on the previous year;
- Net profit after tax from continuing operations(1) of $351m, up 49%;
- Robust performance underpins decision to provide for a contingent payment(2) of US$250m arising from the acquisition of Aventis Behring;
- Strong net operating cash flow of $522m;
- Final dividend(3) of 40 cents per share, unfranked, payable on 13 October 2006. Total ordinary dividends for the year were 68 cents per share up 21 cents on the previous year.

Operational

- GARDASIL® (world's first cervical cancer vaccine) received marketing approval by US Food and Drug Administration (FDA) and Australian Therapeutic Goods Administration (TGA);
- Announcement of plans to double influenza production capacity to 40m doses per season to facilitate US entry strategy;
- Encouraging preliminary results from Avian flu trials;
- Vivaglobin® approved by US FDA - the first subcutaneous immunoglobulin in the US market;
- Proposal to acquire Zenyth Therapeutics Ltd by scheme of arrangement.

Dr McNamee, CSL's Managing Director said, "The Aventis Behring integration is now complete having exceeded our synergy targets. Our licensee Merck has received approval in the US and Australia to market GARDASIL®, the world's first cervical cancer vaccine. We announced plans to double our flu manufacturing capacity and enter the US market and we have made a proposal to acquire Zenyth Therapeutics, which will strengthen our research interests in recombinant antibodies.

"Building on this momentum, we have taken a decision to align the company's various visual identities and operating names to strengthen connections throughout CSL. Key changes include 'ZLB Behring' transitioning to 'CSL Behring' and 'CSL Pharmaceuticals' transitioning to 'CSL Biotherapies', which will include our global flu business.

"Given our strong performance this year we have decided to raise a US$250m provision for the contingent payment agreed to when we acquired Aventis Behring," Dr McNamee said.

BUSINESS REVIEW

Result overview

CSL Limited's operating results for the year ended 30 June 2006 reflects a strong contribution by CSL Behring with sales growing 11% to $2.4b. CSL Behring's growth was a function of solid performance across the product portfolio reflecting the company's strategy of taking a disciplined, 'profitable litres' approach to sales.

Growing sales in the United States of America for intravenous immunoglobulin has given rise to additional demand for the raw material - plasma. CSL Behring is well placed for continued growth through its own plasma collection centres and plasma purchased from US and European blood banks.

After achieving and exceeding targets set for the integration of CSL Behring, the business unit has now replaced the financial benefit of selling discounted inventory acquired within Aventis Behring with synergy benefits delivered from significantly restructuring the business and improving operational efficiencies.

CSL Bioplasma's sales declined 8% to $191m which is attributed to the Australian Government's policy change to import recombinant coagulation factors reducing demand for CSL's plasma derived therapies

CSL Biotherapies, the new name for CSL Pharmaceutical, grew sales by 3% to $212m largely driven by growth in Northern Hemisphere Influenza Vaccine sales.

A new agreement was signed with Merck & Co, Inc (Merck) for the Australian distribution of a number of important new and existing vaccines. Included are vaccines for the prevention of shingles (ZOSTAVAX®), rotavirus induced gastroenteritis (ROTATEQ®) and a combined measles, mumps, rubella and chicken pox vaccine (PROQUAD®) as well

as the current marketed range of Merck vaccines. Much work is also currently underway planning for the launch of GARDASIL® in Australia.

The Group's strong operating cashflow of $522m was partly a consequence of continued reduction in excess inventory acquired with Aventis Behring.

Business development

GARDASIL® – Human Papillomavirus Vaccine
On 8 June, CSL's Licensee, Merck, received approval from the US Food and Drug Administration (FDA) for GARDSIL® the only vaccine available in the U.S. for the prevention of HPV types 16 and 18 related cervical cancer, for girls and women ages nine to 26 years. GARDASIL® is also approved for the prevention of genital warts and low grade cervical lesions caused by HPV types 6, 11, 16 & 18.

Other countries where GARDASIL® is now approved include Mexico, Australia and New Zealand. Applications for GARDASIL® are currently under review with regulatory agencies worldwide including but not limited to agencies in Argentina, Brazil, the European Union, Singapore and Taiwan. Additionally, Merck is actively working to accelerate the availability of GARDASIL® in the developing world.

Influenza
Internationalisation of the company's influenza vaccine continues. Licenses have been obtained in key European markets and clinical trials for registration in the United States have commenced. This process is incurring additional research & development and market development costs.

A capital investment of $80 million over the next two years will double capacity at the company's Melbourne facility to approximately 40 million doses per season, making it one of the largest vaccine manufacturing plants in the world. Contingent upon regulatory approval, the company intends to have an initial supply of vaccine available for the US 2007-2008 flu season.

Pandemic Influenza
Earlier in the year, the company announced encouraging results from its initial clinical trial of a pandemic influenza vaccine based on the H5N1 avian virus. The study population used in the trial demonstrated an appropriate immune response to the vaccine showing it is possible to vaccinate humans against H5N1. Further research is required to explore responses to higher doses of antigen in a broader age group.

Plasma Therapies

The US FDA approved Vivaglobin in early January 2006. Vivaglobin® is the first subcutaneous immunoglobulin approved in the US and offers primary immune deficient patients with an alternative infusion method. Vivaglobin® sales are progressing to plan with strong interest from patients.

The clinical trial for a chromatographic, high-yielding liquid immunoglobulin for intravenous administration has been completed and filings will be made shortly with the FDA, European and Canadian agencies. Work has commenced on a large-scale chromatographic purification plant at the company's Bern facility.

A surgical study for Humate®/Haemate® (plasma derived Factor VIII) has been completed and the file supplement for this indication has been submitted to the FDA.

A multi centre clinical trial in Hereditary Angioedema is in progress with the aim of broad registration of Berinert® (C-1 Esterase Inhibitor). A clinical trial will also be completed in 2006 evaluating the use of Beriplex® (prothrombin complex) for treatment of coagulation factor deficiencies associated with Warfarin therapy.

ISCOMATRIX® adjuvant

A new facility is under construction at the company's Kankakee site in the USA to accommodate the commercial production of the CSL's proprietary adjuvant ISCOMATRIX®. Existing infrastructure is being leveraged to a large extent and an incremental investment of $20 million will be incurred. The company has a number of agreements in place including with Merck for use of *ISCOMATRIX®* in the development of a new generation of human vaccines.

OUTLOOK

Commenting on outlook for CSL, Dr McNamee said "We anticipate a stable to favourable market for plasma therapies and for the first time we are expecting a contribution from GARDASIL® this year.

"Further underpinning growth is our position as one of the few manufactures of influenza vaccine in the world and we are well placed to take advantage of increasing demand.

"This is the right time for us to continue to grow our investment in Research and Development and we have approved an additional 10% spend on R&D for this financial year, taking our total investment to around $180m. After absorbing this additional R&D expenditure, we anticipate earnings before interest and taxes to grow approximately 20% in fiscal 2007," Dr McNamee said.

Total revenue growth is expected in the order of 6% in fiscal 2007 with earnings per share growing within a range of 15% – 20%. This guidance is subject to currency fluctuation, material price movements in core plasma products, the contribution from GARDASIL® royalties and the effective tax rate.

For further information, please contact:

Mark Dehring
Head of Investor Relations
CSL Limited Telephone: +613 9389 2818
Email: mark.dehring@csl.com.au

Group Results[1][5]

Full year ended June	2006 $m	2005 $m	Change %
Sales	2,848.9	2,609.0	
Other Revenue	54.6	41.3	
Total Revenue	2,903.5	2,650.3	10%
Earnings before Interest, Tax, Depreciation & Amortisation	631.1	554.6	14%
Depreciation/Amortisation	116.1	122.4	
Earnings before Interest and Tax	515.0	432.2	19%
Net Interest Expense	16.0	21.9	
Tax Expense	148.1	175.6	
Net Profit after tax from continuing operations	350.9	234.7	49%
Net Profit after tax from discontinued operations [4]	-	253.1	
Net Loss after tax from contingent consideration[2]	(233.5)	-	
Net Profit after contingent consideration & discontinued operations	117.4	487.8	(76%)
Total Ordinary Dividends (cents)	68.0	47.0	45%
Final Dividend (cents) [3]	40.0	30.0	
Basic EPS (cents) from continuting operations	192.8	119.8	61%

(1) *The company's results for the year ended 30 June 2006 are reported in accordance with the Australian Equivalents to International Financial Reporting Standards (A-IFRS). The comparative period ended 30 June 2005 has also been restated in accordance with the introduction of the new standards. A detailed reconciliation can be found in note 37 to the financial statements.*

(2) *Provision for contingent payment arising from the acquisition of Aventis Behring. CSL agreed to pay US$250 million to Aventis (now Sanofi - Aventis) if CSL's share price moved above $35 and remained above that price for 60 consecutive trading days during the period 27 September 2007 and 26 March 2008. CSL retains the option to issues shares in CSL in lieu of cash.*

(3) *For Australian dividend withholding tax purposes, the dividend will be declared to be wholly conduit foreign income in the dividend statement. Under Australian taxation law, dividends that are conduit foreign income are exempt from Australian dividend withholding tax when paid to non-residents of Australia.*

(4) *After tax proceeds from the sale of JRH together with its earnings contribution during FY2005.*

(5) *Adjusted for the provision for the contingent payment arising from the acquisition of Aventis Behring and the after tax proceeds from the sale of JRH together with its earnings contribution during FY2005.*

CSL Limited

ABN: 99 051 588 348

ASX Full-year information 30 June 2006

Lodged with the ASX under Listing Rule 4.3A.

Contents

CSL Limited

ABN: 99 051 588 348

Appendix 4E

Full-year ended 30 June 2006

(Previous corresponding period:
Year ended 30 June 2005)

Results for Announcement to the Market

	Operating 2006 $000	Contingent Consideration $000	Total 2006 $000	Total 2005 $000
Sales revenue	2,848,908	-	2,848,908	2,608,965
Total other revenues	54,624	-	54,624	41,294
Total revenue from continuing operations	**2,903,532**	**-**	**2,903,532**	**2,650,259**
Profit before income tax expense	498,980	(328,515)	170,465	410,283
Income tax expense	(148,087)	94,979	(53,108)	(175,554)
Net profit from continuing operations	**350,893**	**(233,536)**	**117,357**	**234,729**
Profit after tax from discontinued operations	-	-	-	253,045
Profit attributable to members of the parent entity	350,893	(233,536)	117,357	487,774

- Revenues from continuing operations up 9.6% to $2,903,532,000.
- Profit from continuing operations after tax and net profit for the year attributable to members (excluding the recognition of the contingent consideration payable for the acquisition of Aventis Behring and the profit after tax from discontinued operations) up 49.5% to $350,893,000.
- Profit from continuing operations after tax down 50% to $117,357,000. Net profit for the year attributable to members down 75.9% to $117,357,000.

Dividends

	Amount per security	Franked amount per security
Final dividend (declared subsequent to balance date)	40¢	Unfranked
Interim dividend paid on 13 April	28¢	Unfranked
Final dividend (prior year)	30¢	30¢
Special dividend (prior year)	10¢	1.78¢
Record date for determining entitlements to the dividend:	22 September 2006	

Explanation of results

For further explanation of the results please refer to the accompanying press release and "Review of operations" in the Directors' report that is within the Full year report.

Other information required by Listing Rule 4.3A

The remainder of the information requiring disclosure to comply with Listing Rule 4.3A is contained in the attached Additional Information, Directors' Report, Financial Report and media release.

Additional Information

NTA Backing

	30 June 2006	30 June 2005
Net tangible asset backing per ordinary security*	**$6.43**	$7.02

* includes the recognition of the contingent consideration of Aventis Behring

Changes in controlled entities

The parent entity did not gain control or dispose of any entities during the year.

Audit report

The audit report is contained in the attached Financial Report.

Peter R Turvey
Company Secretary
23 August 2006

Directors' Report

The Board of Directors of CSL Limited has pleasure in submitting their report on the consolidated entity at 30 June 2006, consisting of CSL Limited and its controlled entities.

1. Directors

The Directors of the Company in office during the financial year and until the date of this report are as follows.

Mr P H Wade (Chairman)
Dr B A McNamee (Managing Director)
Mr J H Akehurst
Miss E A Alexander, AM
Mr A M Cipa
Mr I A Renard
Mr M A Renshaw
Mr K J Roberts, AM
Professor J Shine, AO (appointed 1 June 2006)
Dr A C Webster

Particulars of the directors' qualifications, experience, all directorships of public companies held for the past three years, special responsibilities, ages and the period for which each has been a director are set out in the Directors' Profiles section of the Annual Report.

2. Company Secretary

The company secretary is Mr P R Turvey, BA/LLB, MAICD. Mr Turvey was appointed to the position of company secretary in 1998 having joined the Company in 1992. Before joining CSL Limited he held the role of Company Secretary for five years with Biotech Australia Pty Ltd. Mr E H Bailey, B.Com/LLB, is Assistant Company Secretary and was appointed in 2001 having joined the Company in 2000. Before joining the Company he was a Senior Associate with Arthur Robinson & Hedderwicks.

3. Directors' Meetings

During the year, the Board held nine meetings. The Audit and Risk Management Committee met four times and the Human Resources Committee met five times. The Nomination Committee comprises the full Board and meets in conjunction with Board Meetings. The Securities and Market Disclosure Committee met 17 times and comprises at least any two Directors, one of whom must be a non-executive director.

The attendances of directors at meetings of the Board and its Committees were:

4. Principal Activities

The principal activities of the consolidated entity during the financial year were the research, development, manufacture, marketing and distribution of biopharmaceutical and allied products.

5. Operating Results

Profit from continuing operations after tax and net profit for the year attributable to members (excluding the recognition of the contingent consideration on acquisition of Aventis Behring and the profit after tax from discontinued operations) was up 49.5% to $350.9 million. Net profit from continuing operations and profit attributable to members of the parent entity was $117.4 million. Sales revenue was $2,849 million up 9% on the previous year with research and development expenditure of $161 million up 14% on the previous year. Net operating cash flow was $522.2 million which was 8% lower than the previous year.

6. Dividends

The following dividends have been paid or declared since the end of the preceding financial year:

2004-2005 A final dividend for the year ended 30 June, 2005, of 30 cents per ordinary share, fully franked at 30%, and a special dividend of 10 cents per share franked to 1.78 cents per share was paid on 10 October, 2005, out of profits for that year as declared by the Directors in last year's Directors' Report.

2005-2006 An interim dividend on ordinary shares of 28 cents per share, unfranked, was paid on 13 April 2006. The Directors of the Company have declared a final dividend of 40 cents per ordinary share, unfranked, for the year ended 30 June 2006, to be paid out of retained profits.

In accordance with determinations by the Directors, the Company's dividend reinvestment plan remains suspended.

Total dividends for the 2005-2006 year are:

	On Ordinary shares $'000
Interim dividend	50,910
paid 13 April 2006	
Final dividend	
payable on 13 October 2006	72,756

	Board of Directors		Audit and Risk Management Committee		Securities and Market Disclosure Committee	Human Resources Committee	
	Attended	Maximum	Attended	Maximum	Attended	Attended	Maximum
P H Wade	9	9	4[1]		17	4[1]	
B A McNamee	9	9	4[2]		13	5[2]	
J Akehurst	8	9				3	5
E A Alexander	9	9	4	4			
A M Cipa	9	9	4[2]		4		
I A Renard	9	9	4	4		1	1
M A Renshaw	8	9	4	4			
K J Roberts	9	9				5	5
J Shine	1	1					
A C Webster	9	9				5	5

[1] Attended for at least part in ex officio capacity

[2] Attended for at least part by invitation

Directors' Report

7. Review of Operations

The Company's operating results for the year ended 30 June, 2006, reflects a strong contribution by CSL Behring (in the financial report, CSL Behring is referred to as ZLB Behring) with sales growing 11% to $2.4 billion. CSL Behring's growth was a function of solid performance across the product portfolio.

Strong demand in the USA for intravenous immunoglobulin has given rise to additional demand for the raw material, plasma. CSL Behring is well placed to meet this growth opportunity through its own plasma collection centres. The US FDA approved Vivaglobin in January 2006 being the first subcutaneous immunoglobulin approved in the US. Clinical work on a chromatographic high yielding liquid immunoglobulin for intravenous administration has also been completed.

CSL Bioplasma's sales declined 8% to $191m attributable to an Australian Government change of policy relating to the importation of recombinant coagulation factors.

CSL Biotherapies (previously known as CSL Pharmaceuticals) grew sales by 3% to $212m largely driven by growth in northern hemisphere influenza vaccine sales. A new Agreement was signed with Merck & Co, Inc, for the Australian distribution of a number of new vaccines. Merck, CSL's licensee, also received approval in the US and Australia for the marketing of the world's first cervical cancer vaccine, Gardasil®.

The Company also announced plans to develop influenza production capacity to 40 million doses per season to facilitate its US entry strategy as well as announcing encouraging results from its initial clinical trial of a pandemic influenza vaccine based on the H5N1 avian virus.

For further information on the operations of the Company refer to the Year in Review in the Annual Report.

8. Significant changes in the State of Affairs

There were no significant changes in the state of affairs of the consolidated entity during the financial year not otherwise disclosed in this report or in the financial statements.

9. Significant events after year end

On 17 July 2006 the consolidated entity announced a proposal to acquire 100% of the issued shares in Zenyth Therapeutics Limited, a publicly listed Australian based biotechnology company. The consideration offered is 82 cents per share. The proposal has been unanimously recommended by Zenyth's directors in the absence of a superior proposal by a third party and is proposed to be implemented by way of a scheme of arrangement between Zenyth and its shareholders.

Directors are not aware of any other matter or circumstance which has arisen since the end of the financial year which has significantly affected or may significantly affect the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in subsequent financial years.

10. Likely Developments Business Strategies and Future Prospects

In the medium term, the Company will continue to grow through developing differentiated plasma products, expanding flu vaccine sales internationally, receiving royalty flows from the exploitation of the human papillomavirus vaccine by Merck & Co, Inc and the commercialisation of the Company's Iscomatrix® adjuvant technology. Over the longer term the Company intends to develop new products which are protected by its own intellectual property which are high margin human health medicines marketed and sold by the Company's global operations. Further comments on likely developments and expected results of certain aspects of the operations of the consolidated entity, and on the business strategies and prospects for future financial years of the consolidated entity, are contained in the Year in Review in the Annual Report and in section 7 of this Directors' Report. Additional information of this nature can be found on the Company's website (www.csl.com.au). Any further information of this nature has been omitted as it would unreasonably prejudice the interests of the consolidated entity if this report were to refer further to such matters.

11. Environmental Regulatory Performance

The consolidated entity maintains management systems for health, safety and the environment that are consistent with internationally recognised standards to help ensure that its facilities operate to those standards to help protect its employees, contractors and the environment. The consolidated entity also provides appropriate training and resources so that its employees are equipped to work safely and to maintain incident-free workplaces.

Additionally, the consolidated entity's environmental obligations and waste discharge quotas are regulated under applicable Australian and foreign laws. All environmental performance obligations are monitored by the Board and subjected from time to time to government agency audits and site inspections.

The consolidated entity also endeavours to minimise the environmental impact of its operations by recycling waste paper and other materials and by the responsible management and disposal of all product packaging.

No environmental breaches have been notified by the Environmental Protection Authority in Victoria, Australia, or by any other equivalent interstate or foreign government agency in relation to the Company's Australian or international operations during the year ended 30 June 2006.

12. Directors' Shareholdings and Interests

At the date of this report, the interests of the directors who held office at 30 June 2006 in the shares, options and performance rights of the Company are set out in a table on pages 13, 14 and 15 of this Report.

13. Directors' Interests in Contracts

Section 17 of this Report sets out particulars of the Directors Deed entered into by the Company with each director in relation to Board paper access (indemnity and insurance matters).

14. Share Options

As at the date of this report, the number of unissued ordinary shares in the Company under options and under performance rights are set out in Note 26 of the Financial Statements.

Holders of options or performance rights do not have any right, by virtue of the options or performance rights, to participate in any share issue by the Company or any other body corporate or in any interest issued by any registered managed investment scheme.

The number of options exercised during the financial year and the exercise price paid to acquire fully paid ordinary shares in the Company is set out in Notes 21 and 26 of the

Financial Statements. Since the end of the financial year, no further options have been exercised.

During, and since the end of the financial year, no performance rights were exercised. There were no shares issued as a result of the exercise of performance rights during the financial year or since the end thereof.

15. Remuneration Report

This report summarises the director and executive remuneration policies and practices, including detailed remuneration outcomes for the 2006 financial year. The report has been prepared in accordance with the remuneration reporting requirements under section 300A of the *Corporations Act 2001* and Corporations Regulation 2M.6.04, details the remuneration arrangements for Key Management Personnel according to Accounting Standard AASB 124 *Related Party Disclosures*.

Key Management Personnel comprise:

- all directors of CSL and
- those individuals who have authority and responsibility for planning, directing and controlling the activities of the Company and the consolidated entity.

Board and Human Resources Committee

The Board has adopted a formal charter delegating certain of its responsibilities concerning human resources and remuneration to the Human Resources Committee. This charter can be found on the www.csl.com.au website under Corporate Governance; Board and Committee Charters.

The responsibilities of the Human Resources Committee include:

- reviewing and monitoring the human resources strategic plan;
- reviewing and approving the corporate human resources policies;
- establishing a policy framework for employee and senior executive remuneration;
- reviewing and recommending the terms relating to the Company's employee share, option and performance right schemes;
- recommending to the Board individual senior executive remuneration packages and where appropriate, seeking independent advice regarding senior executive remuneration;
- recommending to the Board senior executive recruitment, retention and termination policies as well as succession planning strategies and policies;
- reviewing benchmarks against which salary reviews are made and monitoring and reviewing the Company's performance management system; and
- reporting to the Board any findings or recommendations of the Committee after each meeting.

In accordance with the charter, the Board reserves responsibility for:

- the remuneration of non-executive directors;
- setting the terms of employment and remuneration for the Managing Director;
- approving remuneration for senior executive management; and
- the operation and policies relating to the Company's employee share, option and performance right schemes and succession planning.

The Human Resources Committee comprises four members, all of whom are independent non-executive directors. These are:

- Mr Ken Roberts (Chairman);
- Mr John Akehurst;
- Mr Maurice Renshaw (joined June 2006); and
- Dr Arthur Webster.

Ms Alison von Bibra, General Manager – Human Resources, acts as Secretary of the Committee. The Board Chairperson may attend any meeting of the Committee in an ex officio capacity. The Managing Director, senior executives and professional advisors retained by the Human Resources Committee attend meetings by invitation.

The Committee meets at the conclusion of the performance management process, at the conclusion of the succession planning process, prior to the allocation of long term incentives, and at other times as are required to discharge its responsibilities. Information about Committee meetings held during the year and individual directors' attendance at these meetings can be found in section 3 of this Directors' Report.

Any recommendation made by the Human Resources Committee concerning an individual director or executive's remuneration is made without that director or executive being present.

Non-Executive Directors' Remuneration

The Board's principal responsibility is the oversight of the management of the Company and providing strategic direction for and approving the Company's business strategies and objectives. Non-executive director remuneration is not linked to the Company's short-term financial performance and these directors are not entitled to performance based remuneration or participation in the Company's equity incentive plans.

Non-executive directors are entitled to fixed fees having regard to their Board responsibilities, obligations on any of the four Board committees and the aggregate non-executive director remuneration limit approved by shareholders. Within this limit, the Board determines the fees payable to non-executive directors based on advice from professional advisors which takes into consideration fees payable to non-executive directors by comparable organisations as well as fee levels which the Board considers appropriate to attract and retain high quality non-executive directors having regard to the Company's requirements and the responsibilities attached to the successful discharge of director's duties.

Currently, the Company's Constitution sets the maximum aggregate amount of remuneration which may be paid to non-executive directors at $1,500,000. Any increases to this sum must be approved by shareholders at a general meeting. As outlined in the Constitution, remuneration for any extra services by individual directors or the reimbursement of reasonable expenses incurred by directors may also be approved by the Board from time to time.

The table on page 9 of this Report sets out the fees paid to non-executive directors and is based on the following NED Committee Fees schedule.

Directors' Report

NED Committee Fees per annum effective 1 January 2006:

	Board	Audit & Risk Management Committee	Human Resources Committee	Nomination Committee	Securities and Market Disclosure Committee
Chairman	300,000	30,000	20,000	-	-
Members	125,000	12,500	10,000	-	-

The Chairman and members of the Nomination Committee and the Securities and Market Disclosure Committee do not receive any additional fees for committee responsibilities.

Non-executive directors participate in the Non-Executive Directors' Share Plan (the NED Share Plan) approved by shareholders at the 2002 annual general meeting. Under the NED Share Plan, non-executive directors are required to take at least 20% of their director's fees in the form of shares in the Company. Shares are purchased on-market at prevailing share prices. These purchases are made by the NED Share Plan administrator at pre-determined intervals.

In addition to fees paid in cash or taken in the form of shares, non-executive directors also receive superannuation contributions equal to 9% of their fees.

Non-executive directors were entitled to a retirement allowance as approved by shareholders in 1994 equal to the highest fees over any consecutive 36 months of service. If the director had served more than five years on the Board, they would receive another 5% of the base fee at the time of retirement for every additional year served, up to a limit of 15 years. The Board terminated this retirement plan as at 31 December 2003 and froze the retirement allowance as at that date. No non-executive director has accrued any entitlement to any retirement allowance since 31 December 2003.

Executive Remuneration Policy

The Company's remuneration policy is designed to be competitive and equitable and to attract and retain high quality employees. The aim of the policy is to provide executives (including executive directors and the Company Secretary) with an appropriate balance of fixed and performance related remuneration.

Remuneration is set at a level competitive with market rates. The performance related remuneration ensures that a significant proportion of executive remuneration is at risk by linking reward to the achievement of personal and corporate objectives, business performance and shareholder returns.

Where appropriate, the Human Resources Committee considers independent external advice in setting both the balance of fixed and performance related remuneration and the remuneration levels.

Executive Remuneration Structure

The Company's remuneration structure comprises three core elements:

- fixed remuneration
- short-term incentives
- long-term incentives

Together, these elements comprise an executive's total potential remuneration.

Broadly, an executive will have fixed remuneration and a short-term incentive percentage representing the executive's potential short-term incentive as a percentage of fixed remuneration. Under the Company's performance management system, this percentage ranges from 10% to 60% of fixed remuneration depending on an executive's seniority level. In addition, an executive may participate in specific one-off Board approved incentive arrangements relating to key corporate objectives, milestones or events.

During the 2006 financial year, executives are also able to participate in the Company's equity incentive arrangements. Under this arrangement, a long-term incentive percentage is applied to an eligible executive's fixed remuneration to derive a long-term incentive amount. This amount determines the allocation level of options or performance rights to the executive. The long-term incentive percentage generally reflects an executive's short-term incentive percentage and hence also ranges from 10% to 60% of fixed remuneration.

In June 2006, the CSL Board approved new long-term incentive arrangements for future equity grants that will become effective in the 2007 financial year. The changes are consistent with the rules of the CSL Performance Rights Plan approved by shareholders at the Annual General Meeting in 2003.

The short-term and long-term incentive arrangements are discussed further on pages 5 to 7 of this Report. Additionally details about the new long-term incentive arrangements are outlined at page 6.

Subject to specific industry or geographical labour market conditions, the short-term and long-term incentive percentages for the 2006 financial year were generally of equal amounts. The proportion of performance related remuneration to an executive's total potential remuneration is kept consistent for a given level of seniority. As an executive's seniority level increases, so do the incentive percentages and the proportion of performance related remuneration to that executive's total potential remuneration.

CSL's performance management system is central to how the Company manages performance related remuneration and its integration into the total remuneration structure. The extent to which executives meet or exceed the performance objectives as set out in the performance management system influences the calculation of short-term incentives as well as executives' ability to participate in the Company's long-term incentive programs. Performance as measured under the performance management system is also taken into consideration in reviewing fixed remuneration.

The total remuneration levels for executive Key Management Personnel are illustrated in the tables on pages 9 and 10 of this Report. The balance of fixed and performance related remuneration for executive Key Management Personnel is illustrated in the table on page 11 of this Report.

Following a market competitiveness review in December 2005, an adjustment to fixed remuneration and a supplementary long-term incentive grant was offered to a limited number of executives in order to align their total remuneration with that of the market.

Fixed Remuneration

Depending on the country in which the executive is employed, an executive's fixed pay is expressed as a "Total Employment Cost" ("TEC") or as "salary plus benefits".

Where a TEC approach is adopted, an executive's fixed remuneration comprises benefits the executive has elected to receive in lieu of salary inclusive of any associated costs such as fringe benefits tax and mandatory superannuation, with the balance taken as cash salary. Where a "salary plus benefits"

approach is adopted, the salary is specified and the Company provides benefits to an executive consistent with the labour market practices in that jurisdiction.

Executives who are working in a country other than their usual country of residence are eligible to receive benefits in accordance with the Company's expatriate policies. CSL's expatriate policies are intended to compensate an executive for the additional commitment and costs associated with working in a different country. The Human Resources Committee periodically reviews these policies to ensure appropriateness and consistency with market practices.

The level of fixed remuneration paid to each executive is based on the executive's performance, skills and experience, the requirements for their role and their relevant labour market in terms of the particular industry and geographical location.

In setting fixed remuneration, the executive's total potential remuneration is taken into consideration to ensure appropriateness of the balance between fixed and performance related remuneration and also appropriateness of the resulting total potential remuneration level.

Executive fixed remuneration is reviewed annually to ensure that it remains market competitive for each executive and reflects any changes in an executive's role or relevant employment market conditions. The executive's performance as evaluated against objectives under the Company's performance management system significantly influences recommendations relating to fixed remuneration.

Any recommendations concerning the senior executive fixed remuneration levels are made by the Human Resources Committee to the Board for the Board's consideration.

Short-term Incentives

Short-term incentives may be awarded to employees based on their annual performance as evaluated under the CSL performance management system. In addition, the Human Resources Committee may recommend the establishment of specific incentive programs linked to the achievement of key corporate objectives, milestones or events. Short-term incentives are paid in cash.

All executive Key Management Personnel are eligible to receive an annual incentive under the Company's performance management system. This system facilitates consideration of appropriate performance metrics by the Company and by executives and provides the mechanism for the payment of incentives linked to measurable gains in the achievement of the Company's corporate objectives.

Under the performance management system, usually no more than 6 key performance objectives for a financial year are specified. The actions to achieve the stated objectives and indicators or measures to be applied in assessing an executive's performance against the objectives are also determined.

Typically, the performance objectives comprise elements relating to individual performance (specific business tasks), the performance of the relevant business division or function depending on the executive's role (eg revenue, costs targets) and in some cases, that of the CSL group.

Importantly, consistent with the philosophy of the short-term incentive percentage representing the potential short-term incentive, performance is assessed against the extent to which these objectives are exceeded and not simply met. As discussed below, the objectives directly relate to the corporate objectives, strategic plans and financial budgets approved by the Board.

Accordingly, the specific short-term incentive objectives vary from executive to executive both in terms of their nature and the weighting of these objectives in accordance with the Company's priorities.

In relation to process, the Board approves the corporate objectives, strategic plans and financial budgets. The Board also approves the Managing Director's specific performance objectives established with reference to the Board approved corporate objectives, plans and budgets. The Managing Director specifically approves the performance objectives for other executives which are also based on the Board approved corporate objectives, plans and budgets and which are also linked to the Managing Director's performance objectives.

Annual performance objectives and assessment criteria are established consistent with the corporate objectives and business plans approved by the Board and the responsibilities of the executive's position. Upon completion of the annual performance period, performance reviews are then conducted. Proposed incentive payments are then derived from this process having regard to the established performance objectives and assessment criteria. The Human Resources Committee then considers the proposed incentive payments and makes a recommendation to the Board, for approval.

In relation to one-off incentive programs, on 16 March 2004, the Board approved an incentive linked to the successful integration of ZLB Behring based on integration metrics approved by the Board which were previously used to evaluate the Aventis Behring acquisition. A cash payment was payable to selected executives whose roles were deemed critical in ensuring a successful integration, in two tranches. The second tranche was payable during the current financial year after an assessment that the second year integration targets were met.

As with proposed incentive payments under the Company's performance management system, any proposed payments under the one-off incentive programs are considered by the Human Resources Committee with a recommendation for approval then made to the Board.

Further details relating to payments under the short-term incentive programs are set out on pages 9 and 10 of this Report.

Long-term Incentives

Long-term incentives are reserved for employees who have performed to a required performance level and who are regarded as being of strategic and/or operational importance to the Company, and for prospective key employees. The Company used the CSL Performance Rights Plan approved by shareholders at the 2003 annual general meeting for this purpose during the financial year.

Performance Rights Plan

The number of Performance Rights issued to an executive is dependent upon an executive's long-term incentive percentage and the Company's share price. In the case of executive directors, any allocations of Performance Rights are also subject to shareholder approval. Shareholder approval was obtained at the 2003 annual general meeting for up to 350,000 performance rights to be issued in total to Dr Brian McNamee and Mr Tony Cipa over three years.

Directors' Report

During the financial year, Performance Rights were granted as equity compensation benefits to executive directors and executive Key Management Personnel on the basis that they were strategically and/or operationally important employees who had performed to a required performance level as evaluated under the Company's performance management system.

The Performance Rights were issued for no consideration. Each Right entitles the holder to subscribe for one fully paid ordinary share in the entity for either nil or nominal consideration. A Performance Right may only be exercised when it has become a Vested Performance Right. Unvested Performance Rights cannot be exercised and lapse on termination of employment. Vested Performance Rights can be exercised from the date they become Vested Performance Rights until they lapse which is 7 years from their issue date.

Performance Rights may become Vested Performance Rights if the Company satisfies specific performance hurdles during specified Performance Periods.

The minimum Performance Period is 3 years. If all eligible Performance Rights do not vest at the end of this period, performance may be reassessed at one-yearly intervals for up to a further two years. Any Performance Rights which remain unvested after the last reassessment will lapse.

The measure used in the Performance Hurdle is the Company's Total Shareholder Return (TSR) relative to that of the companies comprising the ASX top 100 by market capitalisation (excluding companies with the GICS industry codes of commercial banks, oil and gas and metals and mining). The Peer Groups for various allocations were established on 1 October 2003, 31 March 2004, 1 October 2004, 7 June 2005 and 20 December 2005 and are stipulated in the documents evidencing the respective grants.

The Board views TSR as an appropriate measure to assess long-term performance as this measure closely reflects shareholder requirements in terms of share price growth and distributions. Also, the extent to which longer-term corporate objectives are achieved should be reflected in the Company's share price and dividend paying capacity over this time.

Given the Company's relevant capital markets, the Board's view is that the Peer Group best represents the jurisdiction and also the companies with which CSL competes for capital. As the Company is employing a relative TSR measure, the Board's opinion was to exclude from the Peer Group companies operating in distinctive industries not relevant to CSL (such as mining companies).

The performance hurdle is defined so that a proportion of Performance Rights vest when a minimum target is reached and this proportion increases as performance exceeds the minimum target.

In relation to Performance Rights granted to date, if the Company's performance in terms of TSR ranking places it below the 50th percentile at every Test Date, none of the Performance Rights will vest. Where the Company is placed at or above the 75th percentile on any Test Date, all of the Performance Rights, which have reached or exceeded the minimum Performance Period of 3 years will vest. 50% of the eligible Performance Rights vest upon CSL being ranked at the 50th percentile with the balance vesting on a straight line basis between the 50th and 75th percentiles. The data used to assess performance is provided by external advisers.

Future Long-term Incentive Arrangements

The Board has determined that future long-term incentive grants to executives will incorporate both Performance Rights and Performance Options (each with a different performance hurdle) to provide a more appropriate balance of risk, a more leveraged incentive and broader performance measurement criteria. The use of these two types of equity is expected to closer align reward with corporate performance, increase the market competitiveness of the total remuneration package, and facilitate the attraction and retention of high calibre executives.

Each long-term incentive grant will generally consist of 50% Performance Rights and 50% Performance Options. For a specified group of Senior Leadership Executives, a mix of 40% Performance Rights and 60% Performance Options will be granted. This latter group includes the CEO and Managing Director and Executive Key Management Personnel.

The Performance Rights will continue to be granted on a similar basis as described above. The performance hurdle attached to Performance Rights will be a relative TSR hurdle with a peer group as described above. Vesting will occur where the Company's TSR ranking is at or above the 50th percentile.

The Performance Options will be issued for nil consideration with an exercise price equal to the volume weighted average CSL share price over the week up to and including the day of grant.

The performance hurdle for the Performance Options will be an earnings per share (EPS) measure. It is expected that the initial target will be 10% compound EPS growth per annum measured from 30 June in the financial year preceding the grant of options until 30 June in the financial year prior to the relevant test date. Either none or all of the Performance Options are exercisable depending on whether this target is achieved.

The Board considers that an EPS performance hurdle is appropriate since a key approved corporate objective is the pursuit of sustainable earnings growth.

Performance Rights and Performance Options will be issued for a term of seven years and begin to be exercisable, subject to satisfying the relevant performance hurdle, after the second anniversary of the date of grant as detailed in the table below:

Grant date anniversary	*2nd*	*3rd*	*4th*
Percentage of Performance Rights and Options vested	*25%*	*35%*	*40%*

If the portion tested at each anniversary meets the relevant performance hurdle, that portion of rights and options will vest and become exercisable until the expiry date. If the portion tested fails to meet the performance hurdle the portion will be carried over to the next anniversary and retested. After the fifth anniversary, any Performance Rights and Performance Options not vested will lapse.

Importantly, there is an individual employee hurdle requiring an executive to obtain for the financial year prior to exercise of the Performance Rights and Performance Options, a satisfactory (or equivalent) rating under the Company's performance management system.

Directors' Report

There will be no company provided loans as part of the future long-term incentive arrangements.

SESOP II

The Senior Executive Share Ownership Plan II ("SESOP II") had previously been used for the purpose of delivering long-term incentives. SESOP II was approved by special resolution at the annual general meeting of the Company on 20 November 1997.

Under this program, options were issued for a term of seven years and began to be exercisable, subject to satisfying the performance hurdle, after the third anniversary of the date of grant. An allocation could be fully exercisable after 5 years. The exercise price was calculated using the weighted average price over the 5 days preceding the issue date of the option.

For the options to be exercisable, a performance hurdle relating to earnings per share for CSL ordinary shares had to be met. Specifically, for the period from the financial year preceding the grant of options until the financial year prior to the date of exercise, pre-abnormal earnings per share had to increase by seven percent compound per annum. Either none or all of the options are exercisable depending upon whether this target is achieved.

In addition, there was also an individual employee hurdle requiring an executive to obtain for the financial year prior to exercise of the options, a satisfactory rating under the Company's performance management system.

In relation to grants of options made in previous financial years, the Board's view was that an earnings per share performance hurdle was most appropriate given a key approved corporate objective of pursuing sustainable growth.

Under the rules of SESOP II, participants could be provided with a loan to fund the exercise of the options. Consequently, no loan was made to the recipients of options until the option was exercised and no amounts were recorded in receivables until the option was exercised. Interest equivalent to the after-tax cash amount of dividends on the underlying shares (excluding the impact of imputation and assuming a marginal income tax rate of 48.5%) was charged on the loan.

No options were issued under SESOP II during the 2006 financial year.

During the past fiscal year, the SESOP II loan terms were adjusted to enable the Company to seek loan repayment where the market value of the shares issued to an individual participant falls to 110% or less of the total exercise price. This mechanism will ensure that the full loan amount remains recoverable by the Company.

Relationship between Company Performance & Executive Remuneration

Over the last 5 years, reward delivered under the long-term incentive component of executive remuneration has been dependent on CSL's EPS growth or TSR performance. As discussed earlier, from the 2007 financial year the long-term incentive arrangements will be dependent on both the EPS growth and TSR performance of CSL.

The table below illustrates the Company's annual compound growth in basic earnings per share (EPS) for the three possible test dates for each SESOP allocation. Options granted under SESOP and SESOP II have vested where the 7% hurdle of annual compound growth is achieved after taking into account exceptional items.

SESOP	Financial Year						
Allocation	2000	2001	2002	2003	2004	2005	2006
1997	16%	19%	23%				
1998		18%	24%	9%			
1999			23%	5%	15%		
2000				5%	18%	22%	
2001					19%	24%	30%
2002						23%	30%
2003							25%

To date each allocation of options has satisfied the performance hurdle before their expiry date. Accordingly, except for options lapsing in accordance with the Rules (eg termination of employment), all options that have met the time-related vesting requirements have vested.

As mentioned earlier in this Report, short-term incentives are principally managed by the Company's performance management system, and until July 2003, long-term incentives were delivered through SESOP and SESOP II using options having an EPS hurdle. Accordingly, until July 2003, there was no direct link between TSR and performance related pay except to the extent that EPS could influence TSR.

Since October 2003, the Company has provided long-term incentives using Performance Rights which have a TSR hurdle. While no Performance Period has yet been completed for any allocation, the table below summarises the prospect of Performance Rights vesting given the Company's relative TSR performance over the Performance Period to date. The data is indicative of results as if tested on 30 June 2006.

Peer Group Establishment Date	Company TSR as at 30 June 2006	Indicative Percentile Rank[1]	Indicative Number of Rights Vesting[1]
1 October 2003	247%	100.0	100%
31 March 2004	164%	98.7	100%
1 October 2004	93%	94.9	100%
7 June 2005	85%	100.0	100%
20 December 2005	32%	96.2	100%

[1]All Performance Rights vest at the 75th percentile

Directors' Report

Director and Executive Contracts

Non Executive Directors

Non-executive directors are subject to ordinary election and rotation requirements as stipulated in the ASX Listing Rules and the Company's Constitution. Accordingly, there are no specific employment contracts with non-executive directors.

Executive Key Management Personnel

All executive Key Management Personnel are employed under a service contract. Each contract outlines the key terms of employment including the executive's fixed remuneration. The potential short-term incentive may also be stipulated in the contract or be governed by the Company's remuneration policy which governs the level of short-term incentives applicable to seniority levels.

It is the Company's general practice that employment contracts for executives do not have a fixed term.

It is the Company's policy that employment contracts for executives contain provisions for termination with notice or payment in lieu thereof and for termination by the Company without notice for serious misconduct and breach of contract.

Certain executives may be entitled to receive a termination payment in addition to notice where the Company terminates employment with the executive. In all circumstances, termination payments are not required to be made where termination of employment by the Company occurs for serious misconduct and breach of contract.

The notice period required to be given by the employee or the Company along with any termination payments to which they may be eligible are set out in the table below. With the exception of Tom Giarla whose termination payment may include potential bonuses, termination payments for all executives are expressed in months and calculated by reference to TEC or salary (excluding benefits) which the executive would have earned over that time.

	Notice Period by Company	Notice Period by Employee	Termination Payments
Executive Directors			
B A McNamee	6 months	6 months	12 months
A M Cipa	6 months	6 months	12 months
Key Management Personnel			
P Turner	6 months	6 months	12 months
C Armit[1]	6 months	6 months	None
P Bordonaro[2]	3 months	3 months	12 months
A Cuthbertson	6 months	6 months	12 months
P Turvey	6 months	6 months	12 months
K Milroy[3]	3 months	3 months	12 months
A von Bibra	6 months	6 months	12 months
T Giarla[4]	6 months	6 months	12 months

[1] The Company and Mr C Armit entered into a fixed term contract beginning 14 November 2005 and ending 31 December 2007. The Company cannot terminate this agreement before 31 December 2007 except in the case of material under-performance whereupon 6 months notice is required, or termination for serious misconduct or breach of contract.

[2] The Company and Mr P Bordonaro entered into a fixed term contract beginning 1 February 2006 and ending 31 March 2008. Under the new employment arrangements Mr P Bordonaro ceased to be a Key Management Personnel from 1 February 2006. The notice periods and termination payments disclosed reflect those that were in place while Mr P Bordonaro was a Key Management Personnel.

[3] Mr K Milroy ceased to be a Key Management Personnel on 6 January 2006. The notice periods and termination payments disclosed reflect those that were in place while Mr K Milroy was a Key Management Personnel.

[4] Mr T Giarla is currently on an international assignment contract. The term of the assignment is from 16 January 2006 to 1 February 2009 with an option to extend by 12 months by mutual agreement with the company. Should Mr T Giarla be made redundant during or at the conclusion of the assignment, a termination payment consisting of 1 year base salary (or USD300,000, whichever is greater), 100% of annual short-term incentive potential (or USD150,000, whichever is greater), health benefits for 2 years after termination date, and USD32,000 as compensation for other ongoing benefits. Resignation within the initial 2 years of the assignment or at the end of the assignment results in a termination payment as described above unless a suitable role is found in the United States

Directors' Report

Director and Executive Remuneration

Director Remuneration

		Primary			Post employment		Other Long Term		Share Based Payments		
		Cash salary and gross fees[2] $	Cash Bonus[3] $	Non-Monetary Benefits $	Super-annuation $	Other Benefits $	Long Service Leave $	Termination Benefits $	Performance Rights[4] $	Options[4] $	Total $
Executive Directors											-
Dr B A McNamee	2006	1,542,374	1,500,000	17,695	42,060	-	160,629	-	610,904	-	3,873,662
Managing Director	2005	1,473,007	1,300,006	68,678	40,202	-	143,735	-	246,680	-	3,272,302
A M Cipa	2006	610,568	543,000	1,828	47,400	-	65,166	-	275,017	-	1,542,979
Finance Director	2005	525,416	495,000	2,565	42,531	-	46,990	-	138,349	31,269	1,282,120
Non-executive Directors											
P H Wade	2006	275,000	-	-	24,750	-	-	-	-	-	299,750
Chairman	2005	235,000	-	-	21,150	-	-	-	-	-	256,150
J Akehurst	2006	126,250			11,363	-	-	-			137,613
Non-executive director	2005	108,750	-	-	9,788	-	-	-	-	-	118,538
E A Alexander	2006	145,000			13,050	-	-	-			158,050
Non-executive director	2005	127,500	-	-	11,475	-	-	-	-	-	138,975
I A Renard	2006	128,750			11,587	-	-	-			140,337
Non-executive director	2005	118,750	-	-	10,688	-	-	-	-	-	129,438
M A Renshaw[1]	2006	128,750			11,587	-	-	-			140,337
Non-executive director	2005	110,000	-	-	9,900	-	-	-	-	-	119,900
K J Roberts	2006	135,000			12,150	-	-	-			147,150
Non-executive director	2005	120,000	-	-	10,800	-	-	-	-	-	130,800
A C Webster	2006	126,250			11,363	-	-	-			137,613
Non-executive director	2005	117,500	-	-	10,575	-	-	-	-	-	128,075
Total of all Directors	2006	3,217,942	2,043,000	19,523	185,310	-	225,795	-	885,921	-	6,577,491
	2005	2,935,923	1,795,006	71,243	167,109	-	190,725	-	385,029	31,269	5,576,298

[1] Mr M A Renshaw commenced 20 July 2004

[2] As disclosed on page 3 of this Report under the section titled "Non-Executive Director Remuneration", non-executive directors participate in the NED Share Plan under which non-executive directors are required to take at least 20% of their fees in the form of shares in the Company which are purchased on-market at prevailing share prices.

[3] As disclosed on 5 of this Report under the section titled "Short-term Incentives", executive directors were entitled to receive one-off bonuses linked to meeting performance objectives relating to the successful integration of ZLB Behring.

Included in the cash bonuses are the following ZLB integration bonuses which were paid in 2 tranches in the 2005 financial year and 2006 financial year:

	Year	Performance Bonus	ZLB Integration Bonus	Total Cash Bonus
Dr B A McNamee	2006	$750,000	$750,000	$1,500,000
	2005	$650,000	$650,000	$1,300,000
Mr A M Cipa	2006	$297,000	$246,000	$543,000
	2005	$275,000	$220,000	$495,000

In relation to the ZLB integration bonus, the bonus was dependant upon achieving 95% of the earnings and cash flow integration targets based on integration metrics used by the Board to evaluate the Aventis Behring acquisition.

[4] The options and rights have been valued using a combination of the Binomial and Black Scholes option valuation methodologies as at the grant date adjusted for the probability of performance hurdles being achieved. This valuation was undertaken by PricewaterhouseCoopers.

The amounts disclosed in remuneration have been determined by allocating the value of the options and performance rights evenly over the period from grant date to vesting date in accordance with applicable accounting standards. As a result, the current year includes options that were granted in prior years and therefore disclosed as part of the executive director's remuneration in prior years using the grant date basis of measurement.

Directors' Report

Non Director Key Management Personnel Remuneration

		Primary			Post employment		Other Long Term		Share Based Payments		
		Cash salary and fees[1]	Cash Bonus[1,2]	Non-Monetary Benefits	Superannuation[1]	Retirement Benefits	Long Service Leave	Termination Benefits	Performance Rights[3]	Options[3]	Total
		$	$	$	$	$	$	$	$	$	$
P Turner	2006	886,025	886,683	34,324	78,696	-	85,192	-	209,144	158,340	2,338,464
President - ZLB Behring (based in United States)	2005	1,008,492	762,440	4,172	78,260	-	395,940	-	83,514	200,002	2,532,820
C Armit	2006	396,340	107,500	61,993	35,401	-	19,016	-	96,827	105,560	821,837
President - CSL Pharmaceutical (based in Australia)	2005	390,761	124,500	62,895	33,160	-	16,033	-	47,121	160,066	834,536
P Bordonaro	2006	188,497	-	2,189	73,411	-	-	-	106,260	-	370,357
General Manager - CSL Bioplasma (based in Australia)	2005	371,357	120,000	29,650	30,783	-	4,841	-	68,085	31,269	655,985
A Cuthbertson	2006	424,586	157,500	91,085	32,598	-	41,639	-	89,167	158,340	994,315
Chief Scientific Officer (based in Australia)	2005	356,772	105,000	53,614	24,747	-	16,829	-	37,166	173,777	767,905
P Turvey	2006	464,228	309,625	50,851	51,884	-	53,647	-	102,919	105,560	1,137,916
Company Secretary and General Counsel (based in Australia)	2005	397,233	294,000	31,859	48,340	-	22,838	-	56,319	126,414	979,403
K Milroy	2006	224,512	132,000	20,383	30,013	-	-	-	45,491	160,675	613,074
General Manager - Human Resource (based in Australia)	2005	376,665	258,566	23,495	33,913	-	5,115	-	20,896	82,156	800,806
T Giarla[4]	2006	256,269	460,754	58,070	23,237	-	-	-	67,700	206,582	1,072,692
President - Bioplasma Asia Pacific (based in Australia)	2005	481,099	1,574,604	9,663	29,382	-	-	-	20,747	98,628	2,214,923
A von Bibra[5]	2006	134,513	174,185	27,977	9,796	-	22,346	-	23,103	103,662	495,582
General Manager - Human Resource (based in Australia)	2005	-	-	-	-	-	-	-	-	-	-
Total of non-director	2006	2,974,962	2,228,347	346,132	335,038	-	221,248	-	739,899	998,719	7,844,237
Key Management Personnel	2005	3,383,179	3,239,110	215,348	278,985	-	461,596	-	335,848	872,312	8,786,378

[1] Cash salary and fees, cash bonuses and superannuation paid in foreign currency have been converted to Australian dollars at the year end exchange rate. Both the amount of remuneration and any movement in comparison to prior years may be influenced by changes in the respective currency exchange rates.

[2] Included in the cash bonuses are the following ZLB integration bonuses which were paid in 2 tranches in the 2005 financial year and 2006 financial year:

	Year	Performance Bonus	ZLB Integration Bonus	Total Cash Bonus
P Turner	2006	$449,757	$436,926	$886,683
	2005	$381,220	$381,220	$762,440
P Turvey	2006	$169,750	$139,875	$309,625
	2005	$168,000	$126,000	$294,000
K Milroy	2006	$0	$132,000	$132,000
	2005	$120,664	$137,902	$258,566
A von Bibra	2006	$90,000	$84,185	$174,185
	2005	-	-	-

[3] The options and rights have been valued using a combination of the Binomial and Black Scholes option valuation methodologies as at the grant date adjusted for the probability of performance hurdles being achieved. This valuation was undertaken by PricewaterhouseCoopers.

The amounts disclosed have been determined by allocating the value of the options and performance rights evenly over the period from grant date to vesting date in accordance with applicable accounting standards. As a result, the current year includes options that were granted in prior years and disclosed as part of the executive's remuneration in prior years using the grant date basis of measurement.

[4] In the 2005 financial year, T Giarla was entitled to receive a USD 300,000 non-compete payment (effective for up to 2 years) relating to the sale of JRH Biosciences and was also entitled to receive a USD 300,000 sign-on fee on entering into an employment agreement with CSL in lieu of further entitlements in connection with the sale of JRH Biosciences.

[5] Ms A von Bibra became a Key Management Personnel during the 2006 financial year, therefore no amounts are disclosed for the 2005 financial year.

Executive Key Management Personnel
Fixed and Performance Remuneration Components

Remuneration Components as a Proportion of Total Remuneration	Remuneration not linked to company performance[1]	Performance Related Remuneration				Total
		Cash Based STI[2]	Equity Based		Total[3]	
			Performance Shares	Performance Options		
Executive Directors						
B A McNamee	46%	39%	16%	0%	54%	100%
A M Cipa	47%	35%	18%	0%	53%	100%
Key Management Personnel						
P Turner	46%	38%	9%	7%	54%	100%
C Armit	61%	13%	12%	13%	39%	100%
P Bordonaro	71%	0%	29%	0%	29%	100%
A Cuthbertson	59%	16%	9%	16%	41%	100%
P Turvey	54%	27%	9%	9%	46%	100%
K Milroy	45%	22%	7%	26%	55%	100%
T Giarla	31%	43%	6%	19%	69%	100%
A von Bibra	39%	35%	5%	21%	61%	100%

[1]Remuneration not linked to company performance means fixed remuneration as outlined in the section "Executive Remuneration Structure" on page 10 of this Report and comprises cash salary, superannuation and non monetary benefits (including interest on loans if any).

As stated under the section "Fixed Remuneration" on page 4 of this Report, any recommendations concerning senior executive fixed remuneration levels are significantly influenced by the executive's performance as assessed under the Company's performance management system.

[2] Cash based STI includes any payments based on the executive's performance under the Company's performance management system as well as any payments pursuant to the specific one-off programs approved by the Board relating to the integration of ZLB Behring.

[3] The balance between fixed and performance related pay and the relationship between short-term and long-term incentive percentages has been significantly influenced during the financial year as a result of cash based short-term incentive payments in connection with the integration of ZLB Behring.

Directors' Report

Executive Key Management Personnel
Performance Remuneration

	Short term incentive 2006[1]		Accounting Values being amortised in respect of the 2006 equity grants, in future years				(A) Remuneration consisting of options & rights	(B) Value of Rights, granted during 05/06, at grant date[3]	(C) Value of Options exercised during 05/06, at exercise date[4]	(D) Total of columns (B) to (C)
	Percentage Awarded[1]	Percentage Not Awarded[1]	2007 $	2008 $	2009 $	2010 $	%	$	$	$
Executive Directors										
B A McNamee	83.3%	16.7%	682,471	684,341	666,625	204,281	16%	2 614,650	-	2,614,650
A M Cipa	90.0%	10.0%	266,702	267,432	260,759	81,713	18%	1,021,350	997,500	2,018,850
Key Management Personnel										
P Turner	100.0%	-	252,665	253,357	245,430	65,334	16%	942,003	2,978,850	3,920,853
C Armit	62.5%	37.5%	48,466	48,599	45,412	-	25%	181,780	613,200	794,980
P Bordonaro	-	-	48,466	48,599	45,412	-	29%	181,780	1,399,500	1,581,280
A Cuthbertson	87.5%	12.5%	138,405	138,784	136,253	49,412	25%	514,830	469,980	984,810
P Turvey	87.5%	12.5%	86,993	87,232	84,431	21,961	19%	324,380	1,674,900	1,999,280
K Milroy	-	-	28,949	29,029	27,125	-	34%	108,580	24,080	132,660
T Giarla	37.5%	62.5%	44,563	44,685	41,754	-	26%	167,140	1,015,200	1,182,340
A von Bibra	75.0%	25.0%	21,468	21,527	20,115	-	26%	80,520	320,179	400,699

[1] Short term incentive awarded and not awarded relates to the period ended 30 June 2006 only.

As mentioned on page 5 of this Report under the section "Short-term incentives", consistent with the philosophy of the short-term incentive percentage representing the potential short-term incentive, to be awarded 100% of short-term incentive, an executive is required to have exceeded all performance objectives. An executive who has obtained less than 100% of their incentive payment may have met all their objectives and exceeded some of their objectives but may not have exceeded all of the performance objectives.

[2] The value has been determined at grant date and amortised in accordance with the applicable accounting standard requirements. The minimum value of the grant is $nil if the performance conditions are not satisfied.

[3] Represents the value of options and rights that are granted to the person as part of their remuneration in the 2006 financial year. The value at grant date represents the accounting value of the grant.

[4] Represents the value of options and rights that were granted to the person as part of their remuneration and that were exercised during the year. The value at exercise date has been determined by the share price at the close of business on exercise date less the option/right exercise price (if any) times by the number of options/rights exercised during 2006.

Directors' Report

Executive Key Management Personnel
Options and Rights Holdings

Performance Rights

					Terms and Conditions for Performance Rights Grants During 2006			
	Balance at 1 July 2005	Number Granted	Balance at 30 June 2006	Number Vested During the Year	Grant Date	Value per Right at Grant Date	First Exercise Date	Last Exercise Date
Executive Directors								
B A McNamee	70,000	40,000	147,500	-	15-Jul-05	$24.51	30-Sep-08	7-Jun-12
		37,500			7-Mar-06	$43.58	20-Dec-08	20-Dec-12
A M Cipa	40,000	15,000	70,000	-	15-Jul-05	$24.51	30-Sep-08	7-Jun-12
		15,000			7-Mar-06	$43.58	20-Dec-08	20-Dec-12
Key Management Personnel								
P Turner	24,800	17,650	54,350	-	7-Sep-05	$24.40	30-Sep-08	7-Jun-12
		11,900			6-Apr-06	$42.97	20-Dec-08	20-Dec-12
A Cuthbertson	11,100	5,250	25,350	-	7-Sep-05	$24.40	30-Sep-08	7-Jun-12
		9,000			6-Apr-06	$42.97	20-Dec-08	20-Dec-12
P Turvey	17,100	6,250	27,350	-	7-Sep-05	$24.40	30-Sep-08	7-Jun-12
		4,000			6-Apr-06	$42.97	20-Dec-08	20-Dec-12
C Armit	14,400	7,450	21,850	-	7-Sep-05	$24.40	30-Sep-08	7-Jun-12
P Bordonaro	20,800	7,450	28,250	-	7-Sep-05	$24.40	30-Sep-08	7-Jun-12
K Milroy	5,800	4,450	10,250	-	7-Sep-05	$24.40	30-Sep-08	7-Jun-12
T Giarla	6,000	6,850	12,850	-	7-Sep-05	$24.40	30-Sep-08	7-Jun-12
A von Bibra	1,500	3,300	4,800	-	7-Sep-05	$24.40	30-Sep-08	7-Jun-12
Total	**211,500**	**191,050**	**402,550**	-				

The Board has resolved to make grants of Performance Rights relating to the 2006 financial year subsequent to completing assessments under the Company's performance management system and annual reviews of executive remuneration levels. These are expected to be granted in October 2006.

SESOP and SESOP II Options

	Balance at 1 July 2005	Number Granted	Number Exercised	Number Lapsed / Forfeited	Balance at 30 June 2006	Number Vested During the Year	Vested and Exercisable at 30 June 2006
Executive Directors							
B A McNamee	-	-	-	-		-	-
A M Cipa	75,000	-	50,000	-	25,000	15,000	25,000
Key Management Personnel							
P Turner	175,000	-	145,000	-	30,000	65,000	-
C Armit	90,000	-	40,000	-	50,000	70,000	30,000
P Bordonaro	75,000	-	75,000	-		15,000	-
A Cuthbertson	87,000	-	57,000	-	30,000	57,000	-
P Turvey	100,000	-	80,000	-	20,000	40,000	-
K Milroy	70,000	-	28,000	-	42,000	7,000	-
T Giarla	103,500	-	45,000	-	58,500	54,000	36,000
A von Bibra	39,600	-	21,120	-	18,480	5,280	-
Total	**815,100**	**-**	**541,120**	**-**	**273,980**	**328,280**	**91,000**

In relation to the 2006 financial year, the Company used the CSL Performance Rights Plan approved by shareholders at the 2003 annual general meeting for long term incentive purposes. Accordingly, no options were issued under SESOP II during the financial year. The last grant of options under SESOP II was made in July 2003.

Directors' Report

Executive Key Management Personnel
Shares Issued on Exercise of Options and Rights

	Date options and rights granted[1,2]	Number of shares	Paid $ per share	Unpaid $ per share
Executive Directors				
B A McNamee	-	-	-	-
A M Cipa	Aug-2000	50,000	34.04	-
Key Management Personnel				
P Turner	Aug-2000	100,000	34.04	-
	Jul-2002	45,000	27.97	-
C Armit	Feb-2000	40,000	23.07	-
A Cuthbertson	Feb-2000	12,000	21.01	-
	Jul-2002	45,000	27.97	-
P Turvey	Aug-2000	50,000	34.04	-
	Jul-2002	30,000	27.97	-
P Bordonaro	Aug-2000	75,000	34.04	-
K Milroy	Jun-2001	28,000	37.54	-
T Giarla	Jul-2003	45,000	12.19	-
A von Bibra	Jun-2001	21,120	37.54	-
Total		**541,120**		

[1] For all of the Options granted, the time-related vesting criteria was 60% of the allocation after 3 years from grant date, 20% after 4 years from grant and the balance of 20% after 5 years from grant date.

[2] Refer to the table below for the balance of options and performance rights held by Key Management Personnel subsequent to exercise of the options and performance rights as set out above.

Directors and other Key Management Personnel
Shareholding

	Balance at 1 July 2005	Options exercised during year	Other changes during year	Balance at 30 June 2006	Balance as of date of this Report
Directors					
B A McNamee	343,511	-	(50,000)	293,511	293,511
A M Cipa	8,547	50,000	(50,000)	8,547	8,547
P H Wade	30,910	-	1,241	32,151	32,151
J Akehusrt	6,313	-	531	6,844	6,844
E A Alexander	6,516	-	531	7,047	7,047
I A Renard	6,373	-	531	6,904	6,904
M A Renshaw	659	-	531	1,190	1,190
K J Roberts	5,838	-	(469)	5,369	5,369
A C Webster	8,842	-	531	9,373	9,373
Key Management Personnel					
P Turner	12,242	145,000	(145,000)	12,242	12,242
C Armit	110,910	40,000	(80,000)	70,910	70,910
P Bordonaro	26,760	75,000	(101,000)	760	760
A Cuthbertson	48,379	57,000	(48,000)	57,379	57,379
P Turvey	46,971	80,000	(75,713)	51,258	51,258
K Milroy	36,603	28,000	(62,832)	1,771	1,771
T Giarla	-	45,000	(45,000)		-
A von Bibra	1,283	21,120	(21,765)	638	638
Total	**700,657**	**541,120**	**(675,883)**	**565,894**	**565,894**

Directors' Report

Loans to Executive Key Management Personnel

Details of the aggregate of loans to Key Management Personnel are as shown:

		Opening Balance $'000	Interest Charged $'000	Interest Not Charged $'000	Closing Balance $'000	Number in Group, 30 June 2006
Executive Directors	**2006**	**941**	**37**	**20**	**493**	**2**
	2005	1,882	71	71	941	2
Key Management Personnel	**2006**	**5,041**	**112**	**212**	**4,938**	**8**
	2005	1,930	72	218	5,041	10
Total Executive Directors and Key Management Personnel	**2006**	**5,982**	**149**	**232**	**5,431**	**10**
	2005	3,812	143	289	5,982	12

Details of individuals with loans in the reporting period are as follows:

	Balance at 1 July 2005 $'000	Interest Charged $'000	Interest Not Charged $'000	Balance at 30 June 2006 $'000	Highest Owing in Period $'000
Executive Directors					
B A McNamee	893	35	18	447	893
A M Cipa	48	2	2	46	48
Key Management Personnel					
P Turner	110	4	4	110	110
C Armit	2,537	40	62	1,615	3,460
P Bordonaro	330	-	2	-	330
A Cuthbertson	1,008	37	91	1,511	1,784
P Turvey	593	20	50	1,702	1,702
K Milroy	463	-	3	-	463
T Giarla	-	11	-	-	-

All of the loans relate to SESOP and SESOP II under which Key Management Personnel were provided with loans to fund the exercise of options. SESOP was terminated by the Company and there are no longer any outstanding options under SESOP. No grants of options have been made under SESOP II since July 2003.

Loans to Key Management Personnel relating to SESOP are interest free. Loans relating to SESOP II are charged interest at a concessional average rate of 2%. This is based on interest being charged equivalent to the after-tax cash amount of dividends on the underlying shares (excluding the impact of imputation and assuming a marginal income tax rate of 48.5%).

Interest not charged represents the difference between the average commercial rate of interest during the year (7%) and interest charged to the individual.

16. Other Transactions and Balances with Directors and other Key Management Personnel

The directors and other key management personnel and their related entities have the following transactions with entities within the consolidated entity that occur within a normal employee, customer or supplier relationship on terms and conditions no more favourable than those which it is reasonable to expect the entity would have adopted if dealing at arm's length in similar circumstances:

- The Company has a number of contractual relationships including property leasing and research collaborations with the University of Melbourne of which Mr Ian Renard is the Chancellor and Miss Elizabeth Alexander is the Chair of the Finance Committee and a member of the Council.
- The parent entity made contributions during the financial year to the CSL Superannuation Plan. Dr B A McNamee is a shareholder of the Plan's trustee company, but not a member of the Plan.

17. Indemnification of Directors and Officers

During the financial year, the insurance and indemnity arrangements discussed below were in place concerning directors and officers of the consolidated entity:

The Company has entered into a Director's Deed with each director regarding access to Board papers, indemnity and insurance. Each Deed provides:

(a) an ongoing and unlimited indemnity to the relevant director against liability incurred by that director in or arising out of the conduct of the business of the Company or of a subsidiary (as defined in the Corporations Act) or in or arising out of the discharge of the duties of that director. The indemnity is given to the extent permitted by law and to the extent and for the amount that the relevant director is not otherwise entitled to be, and is not actually, indemnified by another person or out of the assets of a corporation, where the liability is incurred in or arising out of the conduct of the business of that corporation or in the discharge of the duties of the director in relation to that corporation;

(b) that the Company will maintain, for the term of each director's appointment and for seven years following cessation of office, an insurance policy for the benefit of each director which insures the director against liability for acts or omissions of that director in the director's capacity or former capacity as a director of the Company; and

(c) the relevant director with a right of access to Board papers relating to the director's period of appointment as a director for a period of seven years following that director's cessation of office. Access is permitted where the director is, or may be, defending legal proceedings or appearing before an inquiry or hearing of a government agency or an external administrator, where the proceedings, inquiry or hearing relates to an act or omission of the director in performing the director's duties to the Company during the director's period of appointment.

In addition to the Director's Deeds, Rule 146 of the Company's Constitution requires the Company to indemnify each "officer" of the Company and of each wholly owned subsidiary of the Company out of the assets of the Company "to the relevant extent" against any liability incurred by the officer in the conduct of the business of the Company or in the conduct of the business of such wholly owned subsidiary of the Company or in the discharge of the duties of the officer unless incurred in circumstances which the Board resolves do not justify indemnification.

For this purpose, "officer" includes a director, executive officer, secretary, agent, auditor or other officer of the Company. The indemnity only applies to the extent the Company is not precluded by law from doing so, and to the extent that the officer is not otherwise entitled to be or is actually indemnified by another person, including under any insurance policy, or out of the assets of a corporation, where the liability is incurred in or arising out of the conduct of the business of that corporation or in the discharge of the duties of the officer in relation to that corporation.

The Company paid insurance premiums of $678,937.89 in respect of a contract insuring each individual director of the Company and each full time executive officer, director and secretary of the Company and its controlled entities, against certain liabilities and expenses (including liability for certain legal costs) arising as a result of work performed in their respective capacities, to the extent permitted by law.

18. Auditor independence and non-audit services

The company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor's expertise and experience with the company and/or the consolidated entity are important.

Details of the amounts paid or payable to the entity's auditor, Ernst & Young for non-audit services provided during the year are set out below. The directors, in accordance with the advice received from the Audit and Risk Management Committee, are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The directors are satisfied that the provision of non-audit services by the auditor did not compromise the auditor independence requirements of the Corporations Act 2001 for the following reasons:

- all non-audit services have been reviewed by the Audit and Risk Management Committee to ensure that they do not impact the impartiality and objectivity of the auditor
- none of the services undermine the general principles relating to auditor independence as set out in Professional Statemen: F1, including reviewing or auditing the auditor's own work, acting in a management or a decision making capacity for the company, acting as an advocate for the company or jointly sharing economic risks and rewards.

A copy of the auditors' independence declaration as required under section 307C of the Corporations Act 2001 accompanies this Report.

Ernst & Young and its related practices received or are due to receive the following amounts for the provision of non-audit services:

Due diligence and completion audits	$ 16,000
Compliance and other audits	$194,243
	$210,243

19. Rounding

The amounts contained in this report and in the financial report have been rounded to the nearest $1,000 (where rounding is applicable) unless specifically stated otherwise under the relief available to the Company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies.

This report has been made in accordance with a resolution of directors.

Signed

Peter H Wade (Director)

Signed

Brian A McNamee (Director)

Melbourne

23 August 2006

ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777

Auditor's Independence Declaration to the Directors of CSL Limited

In relation to our audit of the financial report of CSL Limited for the financial year ended 30 June 2006, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Ivan Wingreen
Partner
23 August 2006

CSL Limited and its controlled entities

Financial Report

for the year ended 30 June 2006

CSL Limited and its controlled entities

Income statement

for the year ended 30 June 2006

		Consolidated Entity			
	Notes	Operating 2006 $000	Contingent Consideration (Note 5) $000	Total 2006 $000	2005 $000
Continuing operations					
Sales revenue	3	2,848,908	-	2,848,908	2,608,965
Cost of sales		(1,703,033)	-	(1,703,033)	(1,618,833)
Gross profit		1,145,875	-	1,145,875	990,132
Other revenues	3	54,624	-	54,624	41,294
Other income	3	2,081	-	2,081	-
Research and development expenses		(161,023)	-	(161,023)	(140,958)
Selling and marketing expenses		(339,863)	-	(339,863)	(324,866)
General and administration expenses		(161,197)	(328,515)	(489,712)	(116,504)
Finance costs	3	(41,517)	-	(41,517)	(38,815)
Profit before income tax expense		498,980	(328,515)	170,465	410,283
Income tax expense	4	(148,087)	94,979	(53,108)	(175,554)
Net profit from continuing operations	23	350,893	(233,536)	117,357	234,729
Discontinued operations					
Profit after tax from discontinued operations	6	-	-	-	253,045
Profit attributable to members of the parent entity	23	350,893	(233,536)	117,357	487,774

Earnings per share		Cents		Cents	Cents
Basic earnings per share for profit from continuing operations	34	192.77		64.47	119.77
Basic earnings per share for profit from discontinuing operations	34	-		-	129.11
Basic earnings per share for profit attributable to members	34	192.77		64.47	248.88
Diluted earnings per share for profit from continuing operations	34	184.25		61.62	116.39
Diluted earnings per share for profit attributable to members	34	184.25		61.62	241.86

CSL Limited
Income statement
for the year ended 30 June 2006

		Parent Entity	
	Notes	2006 $000	2005 $000
Continuing operations			
Sales revenue	3	346,822	363,320
Cost of sales		(171,356)	(170,853)
Gross profit		175,466	192,467
Other revenues	3	35,016	30,998
Other income	3	1,660	-
Research and development expenses		(79,509)	(59,192)
Selling and marketing expenses		(47,785)	(42,517)
General and administration expenses		(58,419)	(56,558)
Finance costs	3	(4,826)	(387)
Profit before income tax expense		21,603	64,811
Income tax expense	4	(5,569)	(9,516)
Profit attributable to members of the parent entity	23	16,034	55,295

CSL Limited and its controlled entities

Balance sheet

As at 30 June 2006

		Consolidated Entity		Parent Entity	
		2006	2005	2006	2005
	Notes	$000	$000	$000	$000
CURRENT ASSETS					
Cash and cash equivalents	7	753,694	723,842	177,290	461,769
Trade and other receivables	8	593,679	559,227	99,734	71,283
Current tax assets	18	6,889	-	6,889	-
Inventories	9	973,427	946,583	66,426	59,451
Other financial assets	10	7,872	-	-	-
Total Current Assets		2,335,561	2,229,652	350,339	592,503
NON-CURRENT ASSETS					
Trade and other receivables	8	17,673	14,026	11,117	20,041
Other financial assets	11	4,728	16,566	1,232,935	1,232,905
Property, plant and equipment	12	816,336	769,143	268,881	261,402
Deferred tax assets	13	187,432	76,659	-	-
Intangible assets	14	820,841	736,435	20,000	20,000
Retirement benefit assets	15	3,514	50	1,840	-
Total Non-Current Assets		1,850,524	1,662,879	1,534,773	1,534,348
TOTAL ASSETS		4,186,085	3,892,531	1,885,112	2,126,851
CURRENT LIABILITIES					
Trade and other payables	16	388,979	398,555	688,999	595,199
Interest-bearing liabilities and borrowings	17	463,632	15,141	-	-
Current tax liabilities	18	88,038	37,130	-	-
Provisions	19	85,885	81,891	26,115	17,848
Deferred government grants	20	371	296	371	296
Retirement benefit liabilities	15	4,635	-	-	-
Total Current Liabilities		1,031,540	533,013	715,485	613,343
NON-CURRENT LIABILITIES					
Interest-bearing liabilities	17	595,197	995,839	-	-
Non-current tax liabilities	18	5,043	-	-	-
Deferred tax liabilities	13	61,767	78,277	1,715	9,958
Provisions	19	408,053	78,546	5,223	16,391
Deferred government grants	20	4,093	2,664	4,093	2,664
Retirement benefit liabilities	15	90,588	95,667	-	159
Total Non-Current Liabilities		1,164,741	1,250,993	11,031	29,172
TOTAL LIABILITIES		2,196,281	1,784,006	726,516	642,515
NET ASSETS		1,989,804	2,108,525	1,158,596	1,484,336
EQUITY					
Contributed equity	21	994,101	1,223,466	994,101	1,223,466
Reserves	22	(55,767)	(183,006)	13,351	2,803
Retained earnings	23	1,051,470	1,068,065	151,144	258,067
TOTAL EQUITY	24	1,989,804	2,108,525	1,158,596	1,484,336

CSL Limited and its controlled entities

Statement of recognised income and expense

for the year ended 30 June 2006

		Consolidated Entity		Parent Entity	
		2006	2005	2006	2005
	Notes	$000	$000	$000	$000
Profit for the year		117,357	487,774	16,034	55,295
Exchange differences on translation of foreign operations, net of hedges	22	116,691	(196,973)	-	-
Gains (losses) on available-for-sale financial assets, net of tax	22	(101)	-	(101)	-
Actuarial gains (losses) on defined benefit plans, net of tax	23	(9,558)	(16,136)	1,437	38
Net income (expense) recognised directly in equity		107,032	(213,109)	1,336	38
Total recognised income and expense for the year attributable to equity holders	24	224,389	274,665	17,370	55,333

CSL Limited and its controlled entities

Cash Flow Statement

for the year ended 30 June 2006

	Notes	Consolidated Entity 2006 $000	Consolidated Entity 2005 $000	Parent Entity 2006 $000	Parent Entity 2005 $000
Cash flows from Operating Activities					
Receipts from customers (inclusive of GST)		2,982,382	2,698,158	373,303	369,640
Payments to suppliers and employees (inclusive of GST)		(2,324,695)	(2,073,331)	(329,539)	(291,294)
Cash generated from operations		657,687	624,827	43,764	78,346
Income taxes (paid)/received		(127,727)	(43,299)	4,173	(14,620)
Interest received		24,767	16,954	8,438	12,384
Finance costs paid		(32,563)	(30,660)	(324)	(387)
Net cash inflow from operating activities	32	522,164	567,822	56,051	75,723
Net cash outflow from operating activities – discontinued operations	6	-	9,566	-	-
Net cash inflow from operating activities – continuing operations		522,164	577,388	56,051	75,723
Cash flows from Investing Activities					
Proceeds from sale of property, plant and equipment		2,739	712	281	13
Proceeds (payments) from the sale of business unit		(14,920)	460,135	-	-
Dividends received		396	-	2,661	-
Payments for property, plant and equipment		(122,065)	(105,015)	(38,881)	(32,029)
Payments for other investments		(132)	(277)	(132)	(277)
Payments for intellectual property		(8,548)	(9,001)	-	-
Payments for restructuring of acquired entities and businesses		(10,086)	(83,967)	-	-
Payments for onerous contracts		(5,025)	(14,682)	-	-
Income tax on profit on sale of business unit		-	(30,433)	-	(20,624)
Net cash inflow/(outflow) from investing activities		(157,641)	217,472	(36,071)	(52,917)
Net cash outflow from investing activities – discontinued operations	6	-	14,868	-	-
Net cash inflow/(outflow) from investing activities – continuing operations		(157,641)	232,340	(36,071)	(52,917)
Cash flows from Financing Activities					
Proceeds from issue of shares	21	51,711	16,970	51,711	16,970
Payments for shares bought back	21	(281,538)	(317,795)	(281,538)	(317,795)
Dividends paid		(124,394)	(63,508)	(124,394)	(63,508)
Advances from subsidiaries		-	-	49,762	790,596
Proceeds from borrowings		-	268,617	-	-
Repayment of borrowings		(2,082)	(70,972)	-	-
Net cash inflow/(outflow) from financing activities		(356,303)	(166,688)	(304,459)	426,263
Net cash flow from financing activities – discontinued operations	6	-	-	-	-
Net cash inflow/(outflow) from financing activities – continuing operations		(356,303)	(166,688)	(304,459)	426,263
Net increase/(decrease) in cash and cash equivalents – continuing operations		8,220	643,040	(284,479)	449,069
Net decrease in cash and cash equivalents – discontinued operations	6	-	(24,434)	-	-
Net increase in cash and cash equivalents		8,220	618,606	(284,479)	449,069
Cash and cash equivalents at the beginning of the financial year		719,751	110,343	461,769	12,700
Exchange rate variations on foreign cash and cash equivalent balances		20,017	(9,198)	-	-
Cash at the end of the financial year	32	747,988	719,751	177,290	461,769

1 Summary of Significant Accounting Policies

The financial report of CSL Limited (the Company) for the year ended 30 June 2006 was authorised for issue in accordance with a resolution of the directors on 23 August 2006.

(a) Statement of compliance

This general purpose financial report has been prepared in accordance with Australian Accounting Standards (AASBs) adopted by the Australian Accounting Standards Board (AASB) and the *Corporations Act 2001*. Compliance with AASBs ensures that the financial report, comprising the financial statements and notes thereto, complies with the International Financial Reporting Standards (IFRS).

This is the first financial report prepared in accordance with the Australian equivalents to the International Financial Reporting Standards (AIFRS) and AASB 1 *First-Time adoption of Australian Equivalents to International Financial Reporting Standards* has been applied. The consolidated entity has taken the exemption available under AASB 1 to only apply AASB 7 *Financial Instruments: Disclosure*, AASB 132 *Financial Instruments: Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* from 1 July 2005. An explanation of how the transition to AIFRS has affected the reported financial position, financial performance and cash flows of the consolidated entity and the Company is provided in note 37.

Except for the revised AASB 119 *Employee Benefits* (issued December 2004) and AASB 7 *Financial Instruments: Disclosure* (issued August 2005), Australian Accounting Standards that have been issued or amended subsequent to 1 July 2005, but are not yet effective or adopted by the consolidated entity for the annual reporting period ended 30 June 2006 are as follows:

AASB amendment / standard	Affected Standard(s)	Nature of change to accounting policy	Application date of standard	Application date for the consolidated entity
2004-3	AASB 1 *First-time adoption of AIFRS*, AASB 101 *Presentation of Financial Statements* and AASB 124 *Related Party Disclosures*.	No change to accounting policy required. Therefore no impact.	1 January 2006[#]	1 July 2006
2005-1	AASB 139: *Financial Instruments: Recognition and Measurement*	No change to accounting policy required. Therefore no impact.	1 January 2006[#]	1 July 2006
2005-4	AASB 139 *Financial Instruments: Recognition and Measurement*, AASB 132 *Financial Instruments: Disclosure and Presentation*, AASB 1 *First-time adoption of AIFRS*, AASB 1023 *General Insurance Contracts* and AASB 1038 *Life Insurance Contracts*	No change to accounting policy required. Therefore no impact.	1 January 2006[#]	1 July 2006
2005-5	AASB 1: *First time adoption of AIFRS*, AASB 139: *Financial Instruments: Recognition and Measurement*	No change to accounting policy required. Therefore no impact.	1 January 2006[#]	1 July 2006
2005-6	AASB 3: *Business Combinations*	No change to accounting policy required. Therefore no impact.	1 January 2006[#]	1 July 2006
2005-9	AASB 4: *Insurance contracts*, AASB 1023: *General Insurance Contracts*, AASB 132: *Financial Instruments: Presentation and Disclosure*, AASB 139: *Financial Instruments: Recognition and Measurement*	Change to accounting policy required. However, no material impact on the current financial years financial statements.	1 January 2006[#]	1 July 2006

CSL Limited and its controlled entities

Notes to the Financial Statements (continued)

for the year ended 30 June 2006

1 Summary of Significant Accounting Policies (continued)

(a) Statement of compliance (continued)

AASB amendment / standard	Affected Standard(s)	Nature of change to accounting policy	Application date of standard	Application date for the consolidated entity
2005-10	AASB 1: *First time adoption of AIFRS*, AASB 4: *Insurance contracts*, AASB 101: *Presentation of Financial Statements*, AASB 114: *Segment Reporting*, AASB 117: *Leases*, AASB 133: *Earnings per Share*, AASB 132: *Financial Instruments: Presentation and Disclosure*, AASB 139: *Financial Instruments: Recognition and Measurement* AASB 1023: *General Insurance Contracts*, AASB 1038: *Life Insurance Contracts*.	No change to accounting policy required. Therefore no impact.	1 January 2006*	1 July 2006
2006-1	AASB 121: *The Effects of Changes in Foreign Exchange Rates*	No change to accounting policy required. Therefore no impact.	31 December 2006*	1 July 2006
UIG 4	UIG 4: *Determining whether an Asset Contains a Lease*	No change to accounting policy required. Therefore no impact.	1 January 2006*	1 July 2006
UIG 5	UIG 5: *Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds*	Not applicable to the consolidated entity. Therefore no impact.	Not applicable	Not applicable
UIG 6	UIG 6: *Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment*	Not applicable to the consolidated entity. Therefore no impact.	Not applicable	Not applicable
UIG 7	UIG 7 *Applying the Restatement Approach under AASB 129 Financial Reporting in Hyperinflationary Economies*	No change to accounting policy required. Therefore no impact.	1 March 2006*	1 July 2006
UIG 8	UIG 8 *Scope of AASB 2*	No change to accounting policy required. Therefore no impact.	1 May 2006*	1 July 2006
UIG 9	*UIG 9 Reassessment of Embedded Derivatives*	No change to accounting policy required. Therefore no impact.	1 June 2006*	1 July 2006

*: Application date is for the annual reporting periods beginning on or after this date.

*: Application date is for the annual reporting periods ending on or after this date.

1 Summary of Significant Accounting Policies (continued)

(b) Basis of Accounting

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and liabilities (including derivative instruments) at fair value through profit or loss, and land and buildings.

The preparation of a financial report in conformity with Australian Accounting Standards requires directors to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision only affects that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The consolidated entity has elected to apply AASB 119 *Employee Benefits (issued December 2004)* to the annual reporting period beginning 1 July 2005. This includes applying AASB 119 to the comparatives in accordance with AASB 108 *Accounting Policies, Changes in Accounting Estimates and Errors.*

The consolidated entity has also elected to apply AASB 7 *Financial Instruments: Disclosure* to the annual reporting period beginning 1 July 2005. As permitted by AASB 1 *First-Time adoption of Australian Equivalents to International Financial Reporting Standards*, comparative information has not been restated.

The accounting policies set out below have been applied consistently, except as noted below, to all periods presented in the consolidated financial report and in preparing the opening AIFRS balance sheet at 1 July 2004 for the purpose of the transition to Australian Accounting Standards – AIFRS.

(c) Principles of Consolidation

The consolidated financial statements are those of the consolidated entity, comprising CSL Limited (the parent entity) and all entities that CSL Limited controlled during the period and at balance date (together being the consolidated entity).

All intercompany balances and transactions between entities in the consolidated entity, including any unrealised profits or losses, have been eliminated in full.

Where control of an entity is obtained during a financial period, its results are included in the consolidated income statement from the date on which control commences. Where there is loss of control of an entity, the consolidated income statement includes the results for the part of the reporting period during which control existed.

(d) Foreign Currency Translation

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). The consolidated financial statements are presented in Australian dollars, which is CSL Limited's functional and presentational currency.

Foreign currency transactions are translated into the functional currency using the rate of exchange ruling at the date of the transaction.

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in functional currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Translation differences on non-monetary items, such as securities held at fair value through profit or loss, are reported as part of the securities fair value gain or loss. Translation differences on non-monetary items, such as securities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

Assets and liabilities of foreign operations are translated to Australian dollars at the rates of exchange ruling at the end of the reporting period. Revenue and expenses of foreign operations are translated to Australian dollars at the average rates of exchange ruling for the period. Foreign exchange differences arising on retranslation are recognised directly in a separate component of equity.

On consolidation, exchange differences arising from the translation of any net investment in foreign operations, and of borrowings designated as hedges of such investments, are taken to the translation reserve. When a foreign operation is sold, a proportionate share of the post 1 July 2004 net exchange differences are recognised in the income statement as part of the gain or loss on sale.

1 Summary of Significant Accounting Policies (continued)

(e) Revenue Recognition
Revenue is recognised to the extent that it is probable that the economic benefits will flow to the consolidated entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Sales revenue
Sales revenue comprises revenue earned (net of returns, discounts and allowances) from the provision of products external to the consolidated entity. Sales revenue is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and the costs incurred or to be incurred in respect of the transaction can be reliably measured.

Interest income
Interest income is recognised as it accrues (using the effective interest rate method).

Other revenue
Other revenue is recognised as it accrues.

Dividend income
Dividend income is recognised when the shareholders' right to receive the payment is established.

(f) Government Grants
Government grants are recognised at their fair value where there is a reasonable assurance that the grant will be received and the consolidated entity will comply with all attached conditions.

Government grants relating to an expense item are deferred and recognised in the income statement over the period necessary to match them with the expenses that they are intended to compensate. Government grants received for which there is no future related costs are recognised in the income statement immediately.

Government grants relating to the purchase of property, plant and equipment are included in current and non-current liabilities as deferred income and are released to the income statement on a straight line basis over the expected useful lives of the related assets.

(g) Borrowing Costs
Borrowing costs are expensed as incurred (using the effective interest rate method), except where they are directly attributable to the acquisition or construction of a qualifying asset, in which case they are capitalised as part of the cost of that asset.

(h) Goods and Services Tax and other foreign equivalents (GST)
Revenues, expenses and assets are recognised net of GST except where the amount of GST incurred is not recoverable. Receivables and payables are stated at the GST inclusive amount.

Cash flows are included in the cash flow statement on a gross basis. The GST component of cash flows arising from investing and financing activities that are recoverable are classified as operating cash flows.

(i) Income Tax
Income tax on the profit or loss for the reporting period comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the reporting period, using the income tax rate for each jurisdiction that has been enacted or substantially enacted at reporting date and any adjustments to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences, at the tax rates expected to apply when the assets are recovered or liabilities are settled, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Temporary differences arising from the initial recognition of an asset or a liability that affect neither accounting profit nor taxable income and differences relating to investments in subsidiaries, to the extent they will probably not reverse in the foreseeable future, are not provided for.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and tax losses.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set-off current tax assets against current tax liabilities and the deferred tax assets and deferred tax liabilities related to the same taxable entity or group and the same taxation authority.

(j) Cash and Cash Equivalents
Cash on hand and in banks and short-term deposits are stated at nominal value. Cash and cash equivalents comprises cash on hand, at call deposits with banks or financial institutions, investments in money market instruments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value and bank overdrafts.

Bank overdrafts are carried at the principal amount. Interest is charged as an expense as it accrues (using the effective interest rate method).

1 **Summary of Significant Accounting Policies (continued)**

(k) Trade and other receivables

Trade and other receivables are initially recorded at the amount of the contracted sale proceeds. A provision for doubtful debts is recognised to the extent that recovery of the outstanding receivable balance is considered no longer probable.

Other receivables are recognised and carried at the nominal amount due. Non-current receivables are recognised and carried at amortised cost. They are non-interest bearing and have various repayment terms.

(l) Inventories

Raw materials and stores, work in progress and finished goods are stated at the lower of cost and net realisable value.

Cost includes direct material and labour and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity.

Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

(m) Investments and other financial assets

The consolidated entity has taken the exemption available under AASB 1 to apply AASB 7, AASB 132 and AASB 139 only from 1 July 2005. The consolidated entity has applied Australian accounting standards in force prior to financial years beginning 1 January 2005 ("AGAAP") to the comparative information on investments and other financial assets within the scope of AASB 7, AASB 132 and AASB 139.

In accordance with AGAAP, prior to 1 July 2005, interests in non-controlled entities or non-associated corporations are included in investments at the lower of cost or the recoverable amount.

In accordance with AIFRS, subsequent to 1 July 2005, the consolidated entity classifies its investments as financial assets at fair value through the profit or loss, or available for sale financial assets. The classification depends on the purpose for which the investments were acquired. The consolidated entity determines the classification of its investments at initial recognition and re-evaluates this designation at each reporting date when allowed and appropriate.

Financial assets at fair value through profit or loss

This category includes financial assets held for trading and financial assets designated at fair value through profit or loss on initial recognition. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated. A financial asset is designated in this category if there exists the possibility it will be sold in the short term, and the asset is subject to frequent changes in fair value. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

Realised and unrealised gains and losses arising from changes in the fair value of the financial assets at fair value through profit or loss are included in the income statement in the period in which they arise.

Financial assets at fair value through the profit or loss are carried at fair value.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are designated as available-for-sale. They are included in non-current assets unless it is intended to dispose of the investment within 12 months of the balance sheet date.

Available-for-sale financial assets are carried at fair value.

Unrealised gains and losses arising from changes in the fair value of financial assets classified as available-for-sale are recognised in equity in the unrealised gains reserve until they are sold or impaired, at which time the accumulated fair value adjustments are included in the income statement.

The fair value of financial assets is based on active market prices. If the market for a financial asset is not active, the consolidated entity establishes fair value by using valuation techniques. These include reference to the fair values of recent arm's length transactions, involving the same instruments or other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the specific circumstances.

Investments in subsidiaries are carried at their cost of acquisition, less any impairment allowance, in the Company's financial statements.

1 Summary of Significant Accounting Policies (continued)

(n) Acquisition of Assets

The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of consideration given at the date of acquisition plus costs directly attributable to the acquisition. Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of the acquisition. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Where the consideration for an acquisition is specifically hedged, exchange gains or losses on the hedging transaction arising up to the date of acquisition and costs relative to the hedging transaction are deferred and included in the cost of acquisition.

The consolidated entity has taken the exemption available under AASB 1 not to apply AASB 3 to past business combinations that occurred before transition to AIFRS.

In accordance with AIFRS, where an entity is acquired and the fair value of the identifiable net assets acquired, including any existing restructuring liabilities and contingent liabilities assumed of the acquired entity, exceeds the cost of acquisition, the difference represents a discount on acquisition. The discount on acquisition is recognised immediately in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired. Where goodwill arises it is brought to account on the basis described in note 1(s).

(o) Property, Plant and Equipment

Freehold land and buildings are recorded at cost, which is not in excess of the recoverable amount. Provision for depreciation of buildings has been made.

Plant and equipment is stated at cost less depreciation, amortisation and accumulated impairment losses, which is not in excess of the recoverable amount. Capital work in progress is stated at cost. Property, plant and equipment, except freehold land, are depreciated over their useful lives on a straight line basis as follows:

Buildings	5 - 30 years
Plant and equipment	3 - 15 years
Leasehold improvements	5 - 10 years

(p) Impairment of Assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment, or more frequently whenever events or changes in circumstances indicate that it may be impaired.

Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognised in the income statement for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset.

For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units). Impairment losses recognised in respect of cash generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash generating units, and then, to reduce the carrying amount of the other assets in the unit on a pro-rata basis.

(q) Leasehold Improvements

The cost of improvements to leasehold properties is amortised over the unexpired period of the lease or the estimated useful life of the improvement whichever is the shorter.

(r) Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Finance leases

Leases which effectively transfer substantially all the risks and benefits incidental to ownership of the leased item to the consolidated entity are capitalised at the lower of the fair value of the leased item and the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in interest bearing liabilities.

Lease payments are allocated between finance charges and reduction of the lease liability so as to achieve a constant rate on the finance balance outstanding. Finance charges are charged directly against income. Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term.

Operating leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense in the income statement on a straight-line basis.

1 **Summary of Significant Accounting Policies (continued)**

(s) Goodwill
On acquisition of some or all of the assets of another entity, the identifiable net assets acquired (including contingent liabilities assumed) are measured at their fair value. The excess of the fair value of the purchase consideration plus incidental expenses, over the fair value of the identifiable net assets, is brought to account as goodwill. As from 1 July 2004 goodwill is not amortised.

Goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired. Goodwill acquired is allocated to each of the cash-generating units expected to benefit from the combination's synergies. Impairment is determined by assessing the recoverable amount of the cash generating unit to which the goodwill relates.

For business combinations prior to 1 July 2004, the date of transition to AIFRS, goodwill is included on the basis of its amortised cost, being the amount recorded under the previous AGAAP. The consolidated entity has taken the exemption available under AASB 1 not to restate the opening AIFRS balance sheet for business combinations that occurred prior to transition to AIFRS.

(t) Research and Development, Patents and Intellectual Property
Current expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense when it is incurred.

Expenditure on development activities, being the application of research findings or other knowledge to a plan or design for the production of new or substantially improved products before the start of commercial production or use, is recognised in the income statement as incurred except where the products being developed are technically and commercially feasible and adequate resources are available to complete their development.

Expenditure on equipment used in research and development activities is capitalised in property, plant and equipment and depreciated over its estimated useful life.

Purchased intellectual property and other intangibles have been assessed as having finite lives and are carried at cost less accumulated amortisation and accumulated impairment losses. Purchased intellectual property and other intangibles are amortised on a systematic basis over their useful lifes (from 10 to 20 years).

The carrying value of intellectual property and other intangibles is tested for impairment annually, or more frequently where events or changes in circumstances indicate that they might be impaired.

(u) Trade and other payables
Liabilities for trade payables and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Trade and other creditors are non-interest bearing and have various repayment terms.

(v) Interest-Bearing Liabilities and Borrowings
Interest-bearing liabilities and borrowings are recognised initially at fair value net of transactions costs incurred. Subsequent to initial recognition, interest-bearing liabilities and borrowings are stated at amortised cost with any difference between the proceeds (net of transaction costs) and the redemption value recognised in the income statement over the period of borrowings using the effective interest method.

(w) Derivative Financial Instruments
The consolidated entity may use derivative financial instruments to hedge its exposure to foreign exchange risks arising from operational, financing and investment activities.

In accordance with it's treasury policy, the consolidated entity does not hold or issue derivative trading instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

The consolidated entity has taken the exemption available under AASB 1 to apply AASB 7, AASB 132 and AASB 139 from 1 July 2005. The consolidated entity has applied previous AGAAP in the comparative information on financial instruments within the scope of AASB 7, AASB 132 and AASB 139.

In accordance with AGAAP, prior to 1 July 2005, the consolidated entity entered into forward exchange contracts where it agrees to purchase or sell specified amounts of foreign currencies in the future at a predetermined exchange rate. The objective is to match the contracts with committed future cash flows from sales and purchases in foreign currencies, to protect the consolidated entity against exchange rate movements.

Gains or costs arising from entering into forward exchange contracts, together with the subsequent exchange gains or losses resulting from re-measurement of those contracts by reference to movements in spot exchange rates are deferred in the balance sheet from the inception of the hedging transaction up to the date of the purchase or sale and included in the measurement of the purchase or sale.

In accordance with AIFRS, effective 1 July 2005, derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value. The gain or loss on remeasurement to fair value is recognised immediately in the income statement, except where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability or a highly probable forecasted transaction, in which case the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity. The ineffective part of any gain or loss is recognised immediately in the income statement.

1 Summary of Significant Accounting Policies (continued)

The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles.

When the forecasted transaction, which is subject to a derivative financial instrument designated as a hedge, results in the recognition of a non-financial asset or non-financial liability, or the forecast transaction for a non-financial asset or non-financial liability becomes a firm commitment for which fair value hedge accounting is applied, the associated cumulative gain or loss is removed from equity and included in the initial cost or other carrying amount of the non-financial asset or liability.

If a hedge of a forecasted transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gains or losses that were recognised directly in equity are reclassified into the income statement in the same period or periods during which the asset acquired or liability assumed affects profit or loss.

For cash flow hedges, other than those covered by the preceding two policy statements, the associated cumulative gain or loss is removed from equity and recognised in the income statement in the same period or periods during which the hedged forecast transaction affects profit or loss.

(x) Provisions
Provisions are recognised when the consolidated entity has a present legal or constructive obligation arising from past transactions or events, it is probable that a future sacrifice of economic benefits will be made, and a reliable estimate of the amount of the obligation can be made.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognised as a borrowing cost. In addition, the following specific recognition criteria must also be met before a provision is recognised:

Dividends
A provision for dividends is not recognised as a liability unless the dividends are declared, determined or publicly recommended on or before the reporting date.

Claims provision including IBNR
The claims provision including Incurred But Not Reported (IBNR) is determined on an actuarial basis as the present value of potential future payments, using statistics based on past experience and a judgemental assessment of relevant risk and probability factors. The liability covers claims incurred but not paid, incurred but not reported and the anticipated direct and indirect costs of settling those claims.

Restructuring
A restructuring provision is recognised when the main features of the restructuring are planned, identifying the business/locations affected, location, function and approximate number of employees, the expenditures that will be undertaken and the implementation timetable, and there is a demonstrable commitment and valid expectation that the restructuring plan will be implemented.

Onerous contracts
A provision for onerous contracts is recognised when the expected economic benefits to be derived from a contract are less than the unavoidable costs of meeting the obligations under the contract.

Surplus lease space
A provision for surplus lease space is recognised when a net obligation exists in respect of operating leases that have been identified as surplus to the consolidated entity's current requirements.

1 **Summary of Significant Accounting Policies (continued)**

(y) Employee Benefits
Provision is made for employee benefits accumulated as a result of employees rendering services up to reporting date. These benefits include wages and salaries, annual leave, long service leave and other post retirement benefits.

Employee benefits including on costs expected to be settled within one year, together with benefits arising from wages and salaries and annual leave which will be settled after one year, are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. Long service leave and other post retirement benefits, including on costs, payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits using the projected unit credit method.

Employee benefits expenses and revenues are charged against profits on a net basis in their respective categories.

Superannuation Plans
The consolidated entity contributes to defined benefit and defined contribution superannuation plans for the benefit of all employees. Defined benefit superannuation plans provide defined lump sum benefits based on years of service and final average salary. Defined contribution plans receive fixed contributions from the consolidated entity and the consolidated entity's legal and constructive obligation is limited to these contributions.

A liability or asset in respect of defined benefit superannuation plans is recognised in the balance sheet, and is measured as the present value of the defined benefit obligation at the reporting date less the fair value of the superannuation fund's assets at that date and any unrecognised past service cost. The present value of the defined benefit obligation is based on expected future payments which arise from membership of the fund to the reporting date, calculated by independent actuaries using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.

Expected future payments are discounted using market yields at the reporting date on national government bonds with maturity and currency that match, as closely as possible, the estimated future cash outflows. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised in retained earnings as incurred.

Past service costs are recognised immediately in income, unless the changes to the superannuation fund are conditional on the employees remaining in service for a specified period of time (vesting period). In this case, the past service costs are amortised on a straight-line basis over the vesting period.

Future taxes that are funded by the entity and are part of the provision of the existing benefit obligation are taken into account in measuring the net liability or asset.

Contributions to defined contribution superannuation plans are recognised as an expense as they become payable.

Termination Benefits arising as a consequence of acquisitions
Liabilities for termination benefits relating to an acquired entity are recognised if a termination benefit liability, of the acquired entity, exists as at the date of the acquisition. Liabilities for termination benefits arising as a result of the acquisition are recognised in accordance with note 1(y).

1 Summary of Significant Accounting Policies (continued)

(z) Share-based payment transactions

Under the Revised Senior Executive Share Ownership Plan and Employee Performance Rights Plan, Group Executives and Employees are granted options or performance rights over CSL Limited shares which only vest if the Company and the individual achieve certain performance hurdles.

Under the Global Employee Share Plan, all employees are granted the option to acquire discounted CSL Limited shares.

No employee expense is recognised in respect of options and rights granted before 7 November 2002 and/or vested before 1 January 2005. The shares are recognised when the options or rights are exercised and the proceeds received allocated to share capital.

The fair value of options or rights granted after 7 November 2002 and vesting after 1 January 2005 is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is recognised over the period during which the employees become unconditionally entitled to the options. The fair value at grant date is independently determined using a combination of the Binomial and Black Scholes option valuation methodologies, taking into account the terms and conditions upon which the options and rights were granted.

The fair value of the options granted excludes the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. At each reporting date, the Company revises its estimate of the number of options and rights that are expected to vest. The employee benefit expense recognised each period takes into account the most recent estimate of the number of options and rights that are expected to vest. No expense is recognised for options and rights that do not ultimately vest, except where vesting is conditional upon a market condition.

Upon exercise of options or rights, the balance of the share-based payments reserve relating to those options or rights is transferred to share capital.

(aa) Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue or buy-back of shares are shown in equity as a deduction, net of tax, from equity.

(bb) Earnings per share

Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to members, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

Diluted earnings per share

Diluted earnings per share adjusts the figures used in determination of basic earnings per share to take into account the after tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

Discontinued operations

Basic and diluted earnings per share attributable to discontinued operations is calculated by dividing the profit attributable to members from discontinued operations and dividing it by the weighted average number of ordinary shares calculated for the basic earnings per share and diluted earnings per share calculations as outline above respectively.

2 Segment Information

Business Segments

The consolidated entity's primary segment reporting format is business segments. The consolidated entity operates one segment – Human Health, the principal activity being to develop, manufacture and market biopharmaceutical products to the human health industry.

The Human Health business segment has been further broken down into ZLB Behring and Other Human Health to assist with external analysis of the financial statements. Other Human Health includes CSL Pharmaceutical and CSL Bioplasma.

Geographical Segments

The consolidated entity operates predominantly in three segments, being Australasia/Asia Pacific, Americas and EMEA. The geographic segment of Australasia/Asia Pacific comprises Australia, New Zealand and Asia. The geographic segment of Americas includes North and South America. The geographic segment of EMEA includes Europe, Middle East and Africa.

Segment Accounting Policies

The consolidated entity accounts for intersegment sales and transfers as if the sales or transfers were to third parties at current market prices.

Segment accounting policies are the same as the consolidated entity's policies described in note 1. During the financial year, there were no changes in segment accounting policies.

2 **Segment information (continued)**

Business segments	ZLB Behring 2006 $000	Other Human Health 2006 $000	Total Human Health 2006 $000	ZLB Behring 2005 $000	Other Human Health 2005 $000	Total Human Health 2005 $000
External sales	2,445,621	403,287	2,848,908	2,195,196	413,769	2,608,965
Other external revenue	4,721	24,193	28,914	22,098	578	22,676
Segment revenue	2,450,342	427,480	2,877,822	2,217,294	414,347	2,631,641
Unallocated revenue			25,710			18,618
Total revenue			2,903,532			2,650,259
Segment results	497,947	47,902	545,849	390,182	57,721	447,903
Finance costs			(41,517)			(38,815)
Net unallocated revenue / expense			(5,352)			1,195
Profit before income tax expense and contingent consideration			498,980			410,283
Contingent consideration			(328,515)			-
Profit before income tax expense			170,465			410,283
Income tax expense			(53,108)			(175,554)
Profit from continuing operations			117,357			234,729
Profit from discontinued operations, net of tax			-			253,045
Profit attributable to members of the parent entity			117,357			487,774
Assets and liabilities						
Segment assets	3,231,836	372,048	3,603,884	2,656,216	375,662	3,031,878
Unallocated assets			582,201			860,653
Total assets			4,186,085			3,892,531
Segment liabilities	807,710	69,887	877,597	494,979	38,420	533,399
Unallocated liabilities			1,318,684			1,250,607
Total liabilities			2,196,281			1,784,006
Other Segment Information						
Segment capital expenditure	82,721	38,278	120,999	89,489	31,095	120,584
Unallocated capital expenditure			1,066			1,186
Discontinued operation capital expenditure			-			13,936
Total capital expenditure			122,065			135,706
Depreciation and amortisation	84,772	29,271	114,043	92,562	28,126	120,688
Unallocated depreciation and amortisation			2,021			1,803
Discontinued operation depreciation and amortisation			-			2,646
Total depreciation and amortisation			116,064			125,137
Other non-cash expenses	-	75	75	1,927	67	1,994

2 **Segment Information (continued)**

Geographic segments June 2006	Australasia/ Asia Pacific $000	Americas $000	Europe, Middle East & Africa $000	Consolidated $000
External revenues	575,073	1,200,896	1,127,563	2,903,532
Segment assets	1,131,432	736,636	2,318,017	4,186,085
Total capital expenditure	39,703	40,000	42,362	122,065
June 2005				
External revenues	503,562	1,022,998	1,123,699	2,650,259
Segment assets	1,074,905	699,882	2,117,744	3,892,531
Total capital expenditure	68,413	33,892	33,401	135,706

	Notes	Consolidated Entity 2006 $000	Consolidated Entity 2005 $000	Parent Entity 2006 $000	Parent Entity 2005 $000
3 Revenue and expenses					
Revenue and expenses from continuing operations					
(a) Revenue					
Sales revenue		2,848,908	2,608,965	346,822	363,320
Other revenue					
Dividend revenue					
Subsidiaries		-	-	2,265	16,331
Finance revenue		25,466	16,940	8,337	12,650
Rent		950	940	950	940
Royalties and licence revenue		28,208	23,414	23,464	1,077
Total other revenues		54,624	41,294	35,016	30,998
Total revenue from continuing operations		2,903,532	2,650,259	381,838	394,318
Finance revenue comprises:					
Interest received/receivable:					
Other persons and/or corporations		25,317	16,797	8,033	11,584
Subsidiaries		-	-	165	923
Key management personnel		149	143	139	143
		25,466	16,940	8,337	12,650
(b) Other income					
Government grants		1,660	-	1,660	-
Net gains on disposal of plant, property and equipment		421	-	-	-
Total other income		2,081	-	1,660	-

The consolidated entity has also entered into various grant agreements relating to the development, commercialisation and production of pharmaceutical products. The grants received are deferred until all conditions or other contingencies attaching to them have been satisfied, at which time they are recognised as other income over the period necessary to match them with the expenses that they are intended to compensate.

Notes to the Financial Statements (continued)

for the year ended 30 June 2006

		Notes	Consolidated Entity 2006 $000	Consolidated Entity 2005 $000	Parent Entity 2006 $000	Parent Entity 2005 $000
3	**Revenue and expenses (continued)**					
(c)	**Finance costs**					
	Interest paid/payable					
	Other persons and/or corporations		34,157	29,544	4,826	387
	Non-cash interest - Unwinding of discount		7,360	9,271	-	-
	Total finance costs		41,517	38,815	4,826	387
(d)	**Depreciation and amortisation included in the income statement**					
	Depreciation and amortisation of fixed assets					
	Buildings depreciation	12	8,936	11,702	4,007	3,836
	Plant and equipment depreciation	12	92,243	101,029	27,115	25,910
	Leased property, plant and equipment amortisation	12	2,877	3,907	-	-
	Leasehold improvements amortisation	12	950	51	-	-
	Total depreciation and amortisation of fixed assets		105,006	116,689	31,122	29,746
	Amortisation of intangibles					
	Intellectual Property	14	11,058	5,802	-	-
	Total amortisation of intangibles		11,058	5,802	-	-
	Total depreciation and amortisation		116,064	122,491	31,122	29,746
(e)	**Other expenses**					
	Write-down of inventory to net realisable value		14,852	26,148	3,490	981
	Doubtful debts		8,787	2,528	(74)	(3)
	Net loss on disposal of PPE		-	1,994	75	67
	Net foreign exchange (gain)/loss		951	(543)	611	(980)
(f)	**Lease payments and related expenses included in the income statement**					
	Rental expenses relating to operating leases		34,098	41,039	1,930	1,433
(g)	**Employee benefits expense**					
	Salaries and wages		674,602	665,815	116,505	106,182
	Defined benefit plan (benefit)/expense	25	14,218	(18,799)	1,952	2,017
	Defined contribution plan expense	25	19,638	14,480	9,610	8,631
	Share based payments expense	22	4,684	2,294	4,684	2,294
			713,142	663,790	132,751	119,124

		Notes	Consolidated Entity 2006 $000	Consolidated Entity 2005 $000	Parent Entity 2006 $000	Parent Entity 2005 $000
4	**Income tax**					
	Income tax expense reported in the consolidated income statement		53,108	175,554	5,569	9,516
	Income tax expense attributable to discontinued operations		-	37,429	-	-
			53,108	212,983	5,569	9,516
(a)	**Reconciliation of income tax expense**					
	Recognised in the income statement					
	Current tax expense					
	Current year		160,191	95,677	6,714	12,253
	Deferred tax expense					
	Origination and reversal of temporary differences		(96,638)	87,192	(2,432)	64
	(Tax losses recognised)/ Expense on derecognition of tax losses		(13,184)	22,185	-	-
		13	(109,822)	109,377	(2,432)	64
	Under (over) provided in prior years		2,739	7,929	1,287	(2,801)
	Income tax expense reported in the income statement		53,108	212,983	5,569	9,516
	Recognised directly in equity					
	Deferred tax benefit/expense					
	Share based payments		6,427	-	6,427	-
	Net actuarial (gain)/loss on defined benefit plans		6,319	(8,184)	(616)	17
	Income tax expense recognised in equity	13	12,746	(8,184)	5,811	17

(b) Reconciliation between tax expense and pre-tax net profit

The reconciliation between tax expense and the product of accounting profit before income tax multiplied by the consolidated entity's applicable income tax rate is as follows:

	Consolidated Entity 2006 $000	Consolidated Entity 2005 $000	Parent Entity 2006 $000	Parent Entity 2005 $000
Accounting profit before tax from continuing operations	170,465	410,283	21,603	64,811
Accounting profit before tax from discontinued operations	-	290,474	-	-
Accounting profit before income tax	170,465	700,757	21,603	64,811
Income tax calculated at 30% (2005: 30%)	51,139	210,228	6,481	19,443
Research and development	(2,984)	(2,404)	(2,984)	(2,404)
Non-assessable capital loss / (gain)	2,073	(51,193)	-	-
Exempt dividends received	-	-	(680)	(4,899)
Other non-deductible expenses / (non-assessable revenue)	7,570	9,945	1,466	177
(Utilisation of tax losses)/Unrecognised deferred tax assets	(13,183)	22,185	-	-
Effects of different rates of tax on overseas income	5,754	16,293	-	-
Under/(Over) provision in prior year	2,739	7,929	1,286	(2,801)
	53,108	212,983	5,569	9,516

4 Income tax (continued)

Tax consolidation in Australia
The Company and its wholly owned Australian resident entities formed a tax consolidation group with effect from 1 July 2004 and therefore are taxed as a single entity from that date. CSL Limited is the head entity of the tax-consolidated group.

Tax effect accounting by members of the tax consolidated group in Australia
Current tax expense/income, deferred tax liabilities and deferred tax assets arising from temporary differences of the members of the tax-consolidation group are recognised in the separate financial statements of the members of the tax-consolidation group using the 'separate taxpayer within group' approach, by reference to the carrying amounts in the separate financial statements of each entity and the tax values applying under tax consolidation.

Current tax liabilities (or assets) and deferred tax assets arising from unused tax losses of the subsidiaries are assumed by the head entity in the tax consolidation group and are recognised as amounts payable (receivable) to (from) other entities in the tax-consolidated group in conjunction with any tax funding arrangement amounts (refer below). Any difference between these amounts is recognised as an equity contribution or distribution.

The Company recognises deferred tax assets arising from unused tax losses of the tax-consolidated group to the extent that it is probable that future taxable profits of the tax–consolidated group will be available against which the asset can be utilised.

Tax funding arrangements and tax sharing agreements in Australia
Members of the tax-consolidated group have entered into a tax funding agreement. The tax funding agreement sets out the funding obligations of members of the tax-consolidated group. Payments are required to/from the head entity equal to the current tax liability (asset) assumed and any deferred tax assets arising from unused tax losses assumed by the head entity, resulting in the head entity recognising an inter-entity payable (receivable) equal to the tax liability (asset) assumed. The inter-entity payable (receivable) is at call.

Contributions to fund the current tax liabilities are payable as per the tax funding arrangement and reflect the timing of the head entity's obligation to make payments for tax liabilities to the relevant authorities.

The head entity, in conjunction with other members of the tax-consolidated group, has also entered into a tax sharing agreement. The tax sharing agreement provides for the determination of the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. No amounts have been recognised in the financial statements in respect of this agreement as payment of any amount under the tax sharing agreement is considered remote.

5 Contingent consideration on acquisition of Aventis Behring

On 31 March 2004, the consolidated entity acquired the global plasma therapeutics business of Aventis Behring. The consideration included contingent payments. A cash payment or issue of shares (at CSL Limited's discretion) in the amount of USD 125 million will be required to be made by the consolidated entity if the ordinary share price of CSL Limited is above A$28 per share ('trigger price') for a specified future period. To satisfy this requirement, the volume weighted average share price of an ordinary share of CSL Limited must be above the trigger price for any 60 consecutive trading days during the period from 27 September 2007 to 26 March 2008.

A further cash payment or issue of shares (at CSL Limited's discretion) in the amount of USD 125 million will be required to be made by the consolidated entity if the ordinary share price of CSL Limited is above A$35 per share for a specified future period. The same requirement for the trigger price must be satisfied as mentioned above.

On 20 June 2006 the Board of Directors performed their six monthly review of the likelihood of the potential contingent payments meeting the criteria for recognition as a provision. During this review it was determined that as a result of the continued positive business performance the contingency now met the recognition criteria and accordingly a provision was raised by the Group and booked in the accounts of the acquirer, ZLB Bioplasma (Hong Kong) Limited.

Consistent with AIFRS and the company's announcement at the time of the acquisition, the provision is charged to the Income Statement at the time of recognition. To provide the reader with greater clarity of the effect of this charge on the financial statements, it has been separately shown on the face of the Income Statement. The liability is included on the balance sheet within non-current provisions (see note 19).

6 Discontinued operations

On 28 February 2005, the consolidated entity disposed of the JRH business unit, a separate business segment, to Sigma-Aldrich Corporation. The disposal included 100% of the voting shares in CSL US Inc, JRH Biosciences Limited and JRH Biosciences Pty Ltd. CSL US Inc was the owner of JRH Biosciences Inc.

Details on the sale of the JRH businesses are as follows:

		Consolidated Entity
		2005
		$000
(a)	**Profit after tax from discontinued operation**	
	Pre-tax gain on sale of discontinued operation (see (b) below)	278,902
	Post 1 July 2004 foreign currency translation reserve movement	(11,164)
	Income tax expense	(30,051)
	Gain on sale after tax	237,687
	Contribution for the period 1 July 2004 to 28 February 2005 after tax (see (c) below)	15,358
	Profit after tax from discontinued operation	253,045
(b)	**Gain on sale and effect of the disposal on individual assets and liabilities of the consolidated entity**	
	Cash and cash equivalents	(18,883)
	Trade and other receivables	(18,297)
	Inventories	(113,276)
	Property, plant and equipment	(40,475)
	Deferred tax assets	(717)
	Intangible assets	(9,785)
	Trade and other payables	20,969
	Provisions	1,120
	Net identifiable assets and liabilities	(179,344)
	Consideration received, satisfied in cash	458,246
	Pre-tax gain on sale of discontinued operation	278,902
	Net cash inflow from transaction (consideration net of cash disposed)	439,363
(c)	**Analysis of profit and loss contribution for the period 1 July 2004 to 28 February 2005 of the discontinued operation**	
	Sales revenue	140,969
	Cost of sales	(94,091)
	Gross profit	46,878
	Other revenues	264
	Research and development expenses	(4,763)
	Selling and marketing expenses	(7,470)
	General and administration expenses	(9,348)
	Finance costs	(2,825)
	Profit before income tax	22,736
	Income tax expense	(7,378)
	Net profit after tax	15,358
(c)	**Cash flows for the period 1 July 2004 to 28 February 2005 of the discontinued operation**	
	Net cash flows from operating activities	(9,566)
	Net cash flows from investing activities	(14,868)
	Net cash flows from financing activities	-
	Net cash flows	(24,434)

		Consolidated Entity		Parent Entity	
		2006 $000	2005 $000	2006 $000	2005 $000
7	**Cash and cash equivalents**				
	Cash at bank and on hand	**384,064**	258,528	**28,066**	-
	Cash deposits	**369,630**	465,314	**149,224**	461,769
		753,694	723,842	**177,290**	461,769
8	**Trade and other receivables**				
	Current				
	Trade receivables	**538,726**	502,325	**35,843**	29,673
	Less: Allowance for doubtful debts *(i)*	**13,744**	4,170	**423**	497
		524,982	498,155	**35,420**	29,176
	Sundry receivables	**40,063**	38,828	**7,805**	15,089
	Prepayments	**28,634**	22,244	**3,036**	2,419
	Receivables – wholly owned subsidiaries	**-**	-	**49,534**	24,599
	Receivables – partly owned subsidiaries	**-**	-	**3,939**	-
		593,679	559,227	**99,734**	71,283
	Non Current				
	Related parties				
	Wholly owned subsidiaries	**-**	-	**-**	5,148
	Partly owned subsidiaries	**-**	-	**-**	3,939
	Loans to key management personnel – executive directors	**511**	941	**511**	941
	Loans to key management personnel – other executives	**4,937**	5,041	**4,937**	5,449
	Loans to other employees	**5,669**	5,032	**5,669**	4,564
	Long Term Deposits	**6,556**	3,012	**-**	-
		17,673	14,026	**11,117**	20,041
	(i) Reconciliation of Allowance for doubtful debts				
	Opening balance	**4,170**	1,642	**497**	500
	Additional allowance / (utilised)	**8,787**	3,901	**(74)**	(3)
	Currency translation differences	**787**	(1,373)	**-**	-
		13,744	4,170	**423**	497
9	**Inventories**				
	Raw materials and stores – at cost	**188,269**	196,939	**13,088**	11,922
	Less: Allowance for diminution in value	**10,139**	3,515	**967**	159
	Raw materials and stores – net	**178,130**	193,424	**12,121**	11,763
	Work in progress – at cost	**413,415**	539,361	**19,073**	18,673
	Less: Allowance for diminution in value	**25,699**	33,780	**1,549**	902
	Work in progress – net	**387,716**	505,581	**17,524**	17,771
	Finished goods – at cost	**423,129**	265,896	**37,985**	31,355
	Less: Allowance for diminution in value	**15,548**	18,318	**1,204**	1,438
	Finished goods - net	**407,581**	247,578	**36,781**	29,917
		973,427	946,583	**66,426**	59,451
10	**Other financial assets**				
	Current				
	At fair value through the profit or loss:				
	Managed financial assets	**7,872**	-	**-**	-

		Consolidated Entity		Parent Entity	
		2006 $000	2005 $000	2006 $000	2005 $000
11	**Other financial assets (continued)**				
	Non-current				
	Available-for-sale financial assets:				
	Unlisted equity securities	4,728	-	4,728	-
	At fair value through the profit or loss:				
	Managed financial assets	-	11,868	-	-
	Investment in non-controlled entity at cost	-	4,698	-	4,698
	Shares in subsidiaries – at cost (refer note 31)	-	-	1,228,207	1,228,207
		4,728	16,566	1,232,935	1,232,905
12	**Property, Plant and Equipment**				
	Land at cost				
	Opening balance	26,097	27,090	25,030	25,030
	Other additions	-	809	-	-
	Disposals	(411)	(1,607)	-	-
	Currency translation differences	48	(195)	-	-
	Closing balance	25,734	26,097	25,030	25,030
	Buildings at cost				
	Opening balance	196,653	206,448	81,162	71,214
	Transferred from capital work in progress	24,803	12,695	2,093	9,948
	Other additions	264	-	-	-
	Disposals	(101)	(5,159)	-	-
	Currency translation differences	9,741	(17,331)	-	-
	Closing balance	231,360	196,653	83,255	81,162
	Accumulated depreciation and impairment losses				
	Opening balance	39,039	33,241	22,500	18,664
	Depreciation for the year	8,936	11,875	4,007	3,836
	Disposals	(103)	(1,221)	-	-
	Currency translation differences	2,769	(4,856)	-	-
	Closing balance	50,641	39,039	26,507	22,500
	Net book value of buildings	180,719	157,614	56,748	58,662
	Net book value of land and buildings	206,453	183,711	81,778	83,692
	Leasehold improvements at cost				
	Opening balance	4,208	11,687	168	168
	Transferred from capital work in progress	1,286	952	-	-
	Other additions	31	5,221	-	-
	Disposals	(26)	(13,234)	(9)	-
	Currency translation differences	(459)	(418)	-	-
	Closing balance	5,040	4,208	159	168
	Accumulated amortisation and impairment				
	Opening balance	2,282	5,575	168	168
	Amortisation for the year	950	798	-	-
	Disposals	(17)	(3,473)	(9)	-
	Currency translation differences	163	(618)	-	-
	Closing balance	3,378	2,282	159	168
	Net book value of leasehold improvements	1,662	1,926	-	-

	Consolidated Entity		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
12 Property, Plant and Equipment (continued)				
Plant and equipment at cost				
Opening balance	884,337	909,382	486,233	431,208
Transferred from capital work in progress	69,160	82,424	17,020	56,296
Other additions	18,297	29,431	-	-
Disposals	(24,187)	(57,175)	(10,408)	(1,270)
Currency translation differences	47,013	(79,725)	-	-
Closing balance	994,620	884,337	492,845	486,234
Accumulated depreciation and impairment				
Opening balance	412,570	381,776	321,728	297,008
Depreciation for the year	92,243	102,755	27,115	25,910
Disposals	(22,151)	(27,670)	(10,128)	(1,189)
Currency translation differences	26,641	(44,291)	-	-
Closing balance	509,303	412,570	338,715	321,729
Net book value of plant and equipment	485,317	471,767	154,130	164,505
Leased property, plant and equipment at cost				
Opening balance	33,617	33,046	-	-
Other additions	256	4,741	-	-
Disposals	(116)	(731)	-	-
Currency translation differences	3,536	(3,439)	-	-
Closing balance	37,293	33,617	-	-
Accumulated amortisation and impairment				
Opening balance	3,741	214	-	-
Amortisation for the year	2,877	3,907	-	-
Disposals	(108)	-	-	-
Currency translation differences	1,371	(380)	-	-
Closing balance	7,881	3,741	-	-
Net book value of leased property, plant and equipment	29,412	29,876	-	-
Capital work in progress				
Opening balance	81,863	120,170	13,205	47,420
Other additions	103,084	64,813	38,880	32,029
Transferred to buildings at cost	(24,803)	(12,695)	(2,092)	(9,948)
Transferred to plant and equipment at cost	(69,160)	(82,424)	(17,020)	(56,296)
Transferred to leasehold improvements at cost	(1,286)	(952)	-	-
Currency translation differences	3,794	(7,049)	-	-
Closing balance	93,492	81,863	32,973	13,205
Total net book value of property, plant and equipment	816,336	769,143	268,881	261,402

		Consolidated Entity		Parent Entity	
		2006 $000	2005 $000	2006 $000	2005 $000
13	**Deferred tax assets and liabilities**				
	Deferred tax asset	187,432	76,659	-	-
	Deferred tax liability	(61,767)	(78,277)	(1,715)	(9,958)
	Net deferred tax asset / (liability)	125,665	(1,618)	(1,715)	(9,958)
(a)	**Deferred tax balances comprise temporary differences attributable to:**				
	Amounts recognised in the income statement				
	Trade and other receivables	(7,518)	(4,935)	449	(143)
	Inventories	41,698	21,330	(2,095)	(1,486)
	Property, plant and equipment	(62,066)	(55,637)	(18,797)	(20,701)
	Intangible assets	(49,171)	(34,357)	-	-
	Other assets	8,169	(170)	153	230
	Trade and other payables	8,813	12,921	2,084	1,382
	Interest bearing liabilities	751	910	-	-
	Other liabilities and provisions	163,428	66,052	10,680	10,743
	Recognised carry-forward tax losses	7,474	26	-	-
	Other	1,341	426	-	-
		112,919	6,566	(7,526)	(9,975)
	Amounts recognised in equity				
	Other assets	6,427	-	6,427	-
	Interest bearing liabilities	-	-	-	-
	Other liabilities and provisions	6,319	(3,184)	(616)	17
		12,746	(3,184)	5,811	17
	Net deferred tax asset/(liability)	125,665	(1,618)	(1,715)	(9,958)
(b)	**Movement reconciled**				
	Opening balance ,	(1,618)	128,653	(9,958)	(9,877)
	Credited/(charged) to the income statement	109,882	(109,337)	2,432	(64)
	Credited/(charged) to equity	12,746	(8,184)	5,811	(17)
	Acquisition of subsidiary	-	-	-	-
	Disposal of subsidiary	-	(717)	-	-
	Currency translation difference	4,655	(12,033)	-	-
	Closing balance	125,665	(1,618)	(1,715)	(9,958)
(c)	**Unrecognised deferred tax assets**				
	Deferred tax assets have not been recognised in respect of the following items:				
	Tax losses:				
	Expiry date in less than 1 year	226	-	-	-
	Expiry date greater than 1 year but less than 5 years	-	3,567	-	-
	Expiry date greater than 5 years	6,519	20,460	-	-
	No expiry date	19,547	35,899	-	-
		26,292	59,926	-	-

Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profit will be available for utilisation in the entities that have recorded these losses.

		Consolidated Entity		Parent Entity	
		2006 $000	2005 $000	2006 $000	2005 $000
14	**Intangible Assets**				
(a)	**Carrying amounts**				
	Net Goodwill				
	Opening balance	692,591	785,380	-	-
	Disposals	-	(9,785)	-	-
	Currency translation differences	42,840	(83,004)	-	-
	Closing balance	735,431	692,591	-	-
	Intellectual property				
	Opening balance	104,411	80,277	20,000	20,000
	Additions	-	32,098	-	-
	Disposals	-	-	-	-
	Currency translation differences	1,438	(7,964)	-	-
	Closing balance	105,849	104,411	20,000	20,000
	Accumulated amortisation and impairment				
	Opening balance	10,567	5,787	-	-
	Amortisation for the year	11,058	5,802	-	-
	Disposals	-	-	-	-
	Currency translation differences	(1,186)	(1,022)	-	-
	Closing balance	20,439	10,567	-	-
	Net intellectual property	85,410	93,844	20,000	20,000
	Total net intangible assets	820,841	786,435	20,000	20,000

The amortisation charge is recognised in general and administration expenses in the income statement.

(b) Impairment tests for cash generating units containing goodwill

All goodwill is related to the ZLB Behring cash generating unit.

The impairment test for the ZLB Behring cash generating unit is based on value in use calculations. These calculations use cash flow projections based on actual operating results and the three-year strategic business plan. Cash flows for a further period of 3 years have been extrapolated using a zero per cent growth rate at which point a Terminal Value is calculated based on a business valuation multiple. The valuation multiple has been calculated based on independent external analyst views, long term government bond rates and the Company's pre-tax cost of debt. Projected cash flows have been discounted by using the implied pre-tax discount rate of 9.44% associated with the business valuation multiple discussed above.

The recoverable amount of the unit significantly exceeds its carrying amount, including goodwill. It is not considered a reasonable possibility for a change in assumptions to occur that would lead to the recoverable amount falling below the units carrying amount.

		Consolidated Entity		Parent Entity	
		2006 $000	2005 $000	2006 $000	2005 $000
15	**Retirement benefit assets and liabilities**				
	Retirement benefit assets				
	Non-current				
	Defined benefit plans (refer note 25)	3,514	50	1,840	-
	Retirement benefit liabilities				
	Current defined benefit plans (refer note 25)	4,635	-	-	-
	Non-current defined benefit plans (refer note 25)	90,588	95,667	-	159
	Total retirement benefit liabilities	95,223	95,667	-	159
16	**Trade and other payables**				
	Current				
	Trade payables	136,089	146,846	32,859	31,356
	Accruals and other payables	252,890	251,709	37,179	23,441
	Payable – wholly owned subsidiaries	-	-	618,961	540,402
		388,979	398,555	688,999	595,199
17	**Interest-bearing liabilities and borrowings**				
	Current				
	Bank overdrafts – Unsecured	5,706	4,091	-	-
	Bank loans – Unsecured *(a)*	347,333	1,011	-	-
	Senior Unsecured Notes - Unsecured *(b)*	18,993	-	-	-
	Deferred cash settlement for subsidiary acquired - unsecured *(c)*	80,228	-	-	-
	Deferred cash settlement for intangibles acquired - Unsecured *(d)*	9,261	8,283	-	-
	Lease liability – Secured *(e)*	2,111	1,756	-	-
		463,632	15,141	-	-
	Non-current				
	Bank loans - Unsecured *(a)*	139,589	457,258	-	-
	Senior Unsecured Notes - Unsecured *(b)*	317,477	324,891	-	-
	Deferred cash settlement for subsidiary acquired - Unsecured *(c)*	82,262	150,950	-	-
	Deferred cash settlement for intangibles acquired - Unsecured *(d)*	16,459	24,265	-	-
	Lease liability - Secured *(e)*	39,410	38,485	-	-
		595,197	995,839	-	-

(a) The consolidated entity has a global multi-currency facility of $650 million (2005: $650 million). During the year there were no additional draw downs under the facility. The current portion of the facility expires in March 2007, with the non-current portion expiring in March 2009. Interest is payable semi-annually in arrears at a variable rate.

(b) Represents USD250 million of Senior Unsecured Notes placed into the US Private Placement market. The Notes mature in December 2012 with interest fixed at 5.30% and 5.90%. Repayments are made biannually from December 2006 to December 2012. On 19 June 2006 USD88 million of the notes was converted into Euro 70 million via an agreement with the noteholders. The Euro notes have the same maturity profile as the USD notes, however the interest rate on the Euro notes is fixed at 3.98% and 4.70%.

17 Interest-bearing liabilities and borrowings (continued)

(c) At reporting date, the company had a deferred cash settlement representing the present value of the remaining consideration payable for the acquisition of Aventis Behring, discounted at the prevailing commercial borrowing rate and payable in tranches as follows:-

Payment (USD)	Payment Date	Discount Rate
30 million	15 July 2006	3.79%
30 million	31 December 2006	4.29%
65 million	31 December 2007	4.66%

(d) The company has deferred cash settlements for consideration payable on the acquisition of intangible assets, discounted at the incremental borrowing rate at the time of acquisition (ranging from 2% to 3.5%). Payment dates are determined in accordance with the acquisition agreements and are payable at various dates concluding in 2007.

(e) Finance leases have an average lease term of 18 years (2005: 18 years). The weighted average discount rate implicit in the leases is 6.14% (2005: 6.37%). The consolidated entity's lease liabilities are secured by leased assets of $29.4m (2005: $29.9m). In the event of default, leased assets revert to the lessor.

Refer to note 32 for details on the total facilities available and drawn down. Note 36 has further information about the consolidated entity's exposure to interest rate risk, foreign exchange risk and the fair value of financial assets and liabilities.

	Consolidated Entity		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
18 Tax assets and liabilities				
Current Assets				
Income tax	6,889	-	6,889	-
Tax Liabilities				
Current liability income tax	88,038	37,130	-	-
Non-current income tax	5,043	-	-	-
Total tax liabilities	93,081	37,130	-	-

		Consolidated Entity		Parent Entity	
		2006 $000	2005 $000	2006 $000	2005 $000
19	**Provisions**				
	Current				
	Employee benefits (refer note 25)	66,237	47,198	24,805	16,717
	Restructuring *(i)*	10,828	23,319	-	-
	Onerous contracts *(ii)*	4,676	2,467	-	-
	Surplus lease space *(iii)*	2,343	6,720	-	-
	Other *(vi)*	1,801	2,187	1,310	1,131
		85,885	81,891	26,115	17,848
	Non-current				
	Employee benefits (refer note 25)	52,586	56,174	4,221	10,646
	Onerous contracts *(ii)*	15,863	12,783	-	-
	Surplus lease space *(iii)*	948	3,844	-	-
	Provision for contingent consideration on Aventis Behring acquisition (refer Note 5 and *(iv)*)	337,654	-	-	-
	Claims provision including IBNR *(v)*	1,002	5,745	1,002	5,745
		408,053	78,546	5,223	16,391

(i) Restructuring

This provision is for restructuring.

(ii) Onerous contracts

The provision recognised is based on the excess of the estimated cash flows to meet the unavoidable costs, over the estimated cash flows to be received in relation to certain contracts, having regard to the risks of the activities relating to the contracts.

(iii) Surplus lease space
A surplus lease space provision has been recognised in respect to the net obligation payable for various non-cancellable operating leases where the leases have been identified as surplus to the consolidated entity's current requirements.

(v) Claims provision
The Australian Government has indemnified CSL Limited for certain existing and potential claims made for personal injury and damage suffered through use of certain products manufactured by CSL Limited under government ownership. The indemnity covers AIDS and hepatitis related claims for blood products derived from Australian blood. The indemnity also covers CJD claims for human pituitary hormones (manufacture of which ceased in 1985) and claims for pertussis vaccines manufactured prior to June 1994.

Discounting
Where the effect of discounting is determined to be material to the provision, the net estimated cash flows are discounted using a pre-tax discount rate reflecting current market assessments of the time value of money and the risks specific to the liability.

19 Provisions (continued)

		Consolidated Entity		Parent Entity	
		2006 $000	2005 $000	2006 $000	2005 $000
Movements					
(i)	*Restructuring*				
	Opening balance	23,319	115,879	-	-
	Additional provision	-	5,014	-	-
	Payments made	(10,086)	(89,364)	-	-
	Provision released	(3,357)	-	-	-
	Currency translation differences	952	(8,210)	-	-
	Closing balance	10,828	23,319	-	-
(ii)	*Onerous contracts*				
	Opening balance	15,250	33,767	-	-
	Additional provision	9,111	-	-	-
	Payments made	(5,025)	(14,682)	-	-
	Currency translation differences	1,203	(3,835)	-	-
	Closing balance	20,539	15,250	-	-
(iii)	*Surplus lease space*				
	Opening balance	10,564	14,502	-	-
	Additional provision	-	896	-	-
	Payments made	(4,908)	(2,950)	-	-
	Provision released	(2,511)	-	-	-
	Currency translation differences	146	(1,884)	-	-
	Closing balance	3,291	10,564	-	-
(iv)	*Contingent consideration on Aventis Behring acquisition*				
	Opening balance	-	-	-	-
	Provision recognised	328,515	-	-	-
	Currency translation differences	9,139	-	-	-
	Closing balance	337,654	-	-	-
(v)	*Claims provision including IBNR*				
	Opening balance	5,745	11,161	5,745	11,161
	Provisions utilised	(4,743)	(5,416)	(4,743)	(5,416)
	Closing balance	1,002	5,745	1,002	5,745
(vi)	*Other*				
	Opening balance	2,187	4,587	1,131	1,250
	Additional provision	1,101	2,053	74,575	1,277
	Payments made	(1,539)	(4,089)	(74,396)	(1,396)
	Currency translation differences	52	(364)	-	-
	Closing balance	1,801	2,187	1,310	1,131

20 Deferred government grants

Current deferred income	371	296	371	296
Non-current deferred income	4,093	2,664	4,093	2,664
	4,464	2,960	4,464	2,960

		Consolidated Entity		Parent Entity	
		2006	2005	2006	2005
		$000	$000	$000	$000
21	**Contributed equity**				
	Ordinary shares issued and fully paid	**994,101**	1,223,466	**994,101**	1,223,466

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Ordinary shares entitle their holder to one vote, either in person or proxy, at a meeting of the company.

	2006		2005	
	Number of shares	$000	Number of shares	$000
Movement in ordinary shares on issue				
Opening balance	**188,272,370**	**1,223,466**	196,448,377	1,502,417
Share buy-back, inclusive of cost *(i)*	**(8,000,000)**	**(281,538)**	(10,000,000)	(317,795)
Shares issued to employees through participation in SESOP II*(ii)*	**1,553,870**	**49,917**	985,210	15,628
Shares issued to shareholders though participation in Dividend Reinvestment Plan *(iii)*	**-**	**-**	770,457	21,442
Shares issued to employees through participation in GESP *(iv)*	**62,779**	**1,794**	68,326	1,342
Share Based payments reserve transfer (see note 22)	**-**	**462**	-	432
Closing balance	**181,889,019**	**994,101**	188,272,370	1,223,466

(i) As part of its continuing capital management program, the Company purchased 8,000,000 ordinary shares on market at an average price of $35.16 per share, with prices ranging from $34.25 to $36.44. The share buy-back was approved by the Board on 28 June 2005. All shares were cancelled prior to 31 December 2005.

During March, April and May 2005, the Company purchased 10,000,000 ordinary shares on market as part of its ongoing capital management program. Of these 8,871,306 were cancelled prior to 30 June 2005 and 1,128,694 cancelled subsequent to 30 June 2005. The share buy-back was approved by the Board on 22 February 2005. The shares were acquired at an average price of $31.76 per share, with prices ranging from $28.57 to $35.05.

		Consolidated Entity		Parent Entity	
		2006	2005	2006	2005
		$000	$000	$000	$000
(ii)	Options exercised under SESOP II as disclosed in note 26 were as follows:				
	- 0 issued at $8.93	**-**	893	**-**	893
	- 0 issued at $10.82	**-**	631	**-**	631
	- 52,200 issued at $12.19	**636**	1,616	**636**	1,616
	- 0 issued at $13.23	**-**	5,192	**-**	5,192
	- 17,000 issued at $20.84	**354**	1,417	**354**	1,417
	- 12,000 issued at $21.01	**252**	1,008	**252**	1,008
	- 40,000 issued at $23.07	**923**	3,691	**923**	3,691
	- 459,610 issued at $27.97	**12,855**	420	**12,855**	420
	- 467,580 issued at $34.04	**15,917**	978	**15,917**	978
	- 18,000 issued at $20.67	**372**	-	**372**	-
	- 24,800 issued at $49.94	**1,239**	-	**1,239**	-
	- 462,680 issued at $37.54	**17,369**	-	**17,369**	-
		49,917	15,846	**49,917**	15,846
(iii)	Shares issued to shareholders under the Dividend Reinvestment Plan	**-**	21,442	**-**	21,442
		-	21,442	**-**	21,442
(iv)	Shares issued to employees under Global Employee Share Plan (GESP) as disclosed in note 26 were as follows:				
	- 29,789 issued at $27.59 on 9 September 2005	**822**	549	**822**	549
	- 32,990 issued at $29.46 on 8 March 2006	**972**	793	**972**	793
		1,794	1,342	**1,794**	1,342

	Consolidated Entity		Parent Entity	
	2006	2005	2006	2005
	$000	$000	$000	$000
22 Reserves				
Share based payments reserve *(i)*	13,452	2,803	13,452	2,803
Net unrealised gains reserve *(ii)*	(101)	-	(101)	-
Foreign currency translation reserve *(iii)*	(69,118)	(185,809)	-	-
	(55,767)	(183,006)	13,351	2,803
Movement reconciliation				
(i) Share based payments reserve				
Opening balance	2,803	941	2,803	941
Share based payments expense	4,684	2,294	4,684	2,294
Deferred tax on share based payments	6,427	-	6,427	-
Transfer to contributed equity	(462)	(432)	(462)	(432)
Closing balance	13,452	2,803	13,452	2,803
(ii) Net unrealised gains reserve				
Opening balance	-	-	-	-
Unrealised losses on revaluation of available-for-sale investments	(101)	-	(101)	-
Closing balance	(101)	-	(101)	-
(iii) Foreign currency translation reserve				
Opening balance	(185,809)	-	-	-
Net exchange gains/(losses) on translation of foreign subsidiaries, net of hedge	116,691	(196,973)	-	-
Realised exchange loss on disposal of foreign subsidiaries reclassified to the income statement, net of hedge	-	11,164	-	-
Closing balance	(69,118)	(185,809)	-	-

Nature and purpose of reserves

Share based payments reserve

The share based payments reserve is used to recognise the fair value of options, performance rights and global employee share plan rights issued but not exercised. Amounts are transferred to contributed equity when options and other equity instruments are exercised.

Net unrealised gains reserve

The net unrealised gains reserve is used to recognise the cumulative changes in the fair value, net of tax, of investments that are classified as available-for-sale. Amounts are recognised in profit or loss when the associated assets are sold or impaired.

Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign operations and exchange gains and losses arising on those foreign currency borrowings which are designated as hedging the Company's net investment in foreign operations.

		Consolidated Entity		Parent Entity	
		2006 $000	2005 $000	2006 $000	2005 $000
23	**Retained earnings**				
	Opening balance	1,068,065	681,377	258,067	287,684
	Net profit for the year	117,357	487,774	16,034	55,295
	Dividends	(124,394)	(84,950)	(124,394)	(84,950)
	Actuarial gain/(loss) on defined benefit plans	(15,877)	(24,320)	2,053	55
	Deferred tax on actuarial gain/(loss) on defined benefit plans	6,319	8,184	(616)	(17)
	Closing balance	1,051,470	1,068,065	151,144	258,067
(a)	**Dividends paid** Dividends recognised in the current year by the Company are:				
	Final ordinary dividend of 30 cents per share, fully franked, paid on 10 October 2005 (2005: 26 cents per share, fully franked)	55,113	51,249	55,113	51,249
	Special dividend of 10 cents per share, franked to 1.78 cents, paid on 10 October 2005 (2005: Nil cents per share)	18,371	-	18,371	-
	Interim ordinary dividend of 28 cents per share, unfranked, paid on 13 April 2006 (2005: 17 cents per share, fully franked)	50,910	33,701	50,910	33,701
		124,394	84,950	124,394	84,950
(b)	**Dividends not recognised at year end** In addition to the above dividends, since year end the directors have recommended the payment of a final dividend of 40 cents per share, unfranked (2005: ordinary dividend of 30 cents per share fully franked, special dividend of 10 cents per share franked to 1.78 cents per share). The aggregate amount of the proposed dividend, based on the number of shares on issue at the date of this report, is expected to be paid on 13 October 2006 out of retained earnings at 30 June 2006, but not recognised as a liability	72,756	73,538	72,756	73,538

(c) Franking credit balance

There are no amounts of retained profits and reserves that could be distributed as fully franked dividends from franking credits that exist or will arise after payment of income tax in the next year, excluding debits attaching to the final dividend not recognised at year end.

		Consolidated Entity 2006 $000	Consolidated Entity 2005 $000	Parent Entity 2006 $000	Parent Entity 2005 $000
24	**Equity**				
	Total equity at the beginning of the financial year	2,108,525	2,184,735	1,484,336	1,791,042
	Total recognised income and expense for the year attributable to equity holders	224,389	274,665	17,370	55,333
	Movement in contributed equity	(229,365)	(278,951)	(229,365)	(278,951)
	Dividends	(124,394)	(84,950)	(124,394)	(84,950)
	Realised exchange differences on disposal of foreign subsidiaries reclassified to the income statement, net of hedge	-	11,164	-	-
	Movement in share based payments reserve	10,649	1,862	10,649	1,862
	Total equity at the end of the financial year	1,989,804	2,108,525	1,158,596	1,484,336

	Consolidated Entity		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
25 Employee benefits				
A reconciliation of the employee benefits recognised is as follows:				
Retirement benefit assets – non-current (note 15)	3,514	50	1,840	-
Retirement benefit liabilities – current (note 15)	4,635	-	-	-
Provision for employee benefits – current (note 19)	66,237	47,198	24,805	16,717
Retirement benefit liabilities – non-current (note 15)	90,588	95,667	-	159
Provision for employee benefits – non-current (note 19)	52,586	56,174	4,221	10,646
	214,046	199,039	29,026	27,522
The number of full time equivalents employed at 30 June	7,575	6,474	1,427	1,253

(a) Defined benefit plans

The consolidated entity sponsors a range of defined benefit superannuation plans that provide pension benefits for its worldwide employees upon retirement. Entities of the consolidated entity who operate the defined benefit plans contribute to the respective plans in accordance with the Trust Deeds, following the receipt of actuarial advice.

	Consolidated Entity		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
Movements in the net liability/(asset) for defined benefit obligations recognised in the balance sheet				
Net liability/(asset) for defined benefit obligation:				
Opening balance	95,617	115,565	159	533
Contributions received	(38,732)	(11,879)	(1,898)	(2,336)
Benefits paid	(1,849)	(1,888)	-	-
Expense/(benefit) recognised in the income statement (refer below)	14,218	(18,799)	1,952	2,017
Actuarial (gains)/losses recognised in equity	15,877	24,320	(2,053)	(55)
Liabilities transferred	60	(171)	-	-
Currency translation differences	6,518	(11,531)	-	-
Closing balance	91,709	95,617	(1,840)	159
Net liability/(asset) for defined benefit obligation is reconciled to the balance sheet as follows:				
Retirement benefit assets – non-current (note 15)	(3,514)	(50)	(1,840)	-
Retirement benefit liabilities – current (note 15)	4,635	-	-	-
Retirement benefit liabilities – non-current (note 15)	90,588	95,667	-	159
Net liability	91,709	95,617	(1,840)	159
Amounts for the current and previous periods are as follows:				
Defined benefit obligation	477,637	421,558	26,903	26,199
Plan assets	385,928	325,941	28,743	26,040
Surplus/(deficit)	(91,709)	(95,617)	1,840	(159)
Experience adjustments on plan liabilities	(10,562)	(30,289)	959	(1,115)
Experience adjustments on plan assets	(5,316)	5,969	1,094	1,170
Actual return on plan assets	11,924	25,129	2,910	2,812

The consolidated entity and the Company have used the AASB 1 exemption and disclosed amounts under AASB 1.20A(p) above for each annual reporting period prospectively from the AIFRS transition date (1 July 2004).

		Consolidated Entity		Parent Entity	
		2006 $000	2005 $000	2006 $000	2005 $000
25	**Employee benefits (continued)**				
(a)	**Defined benefit plans (continued)**				
	Changes in the present value of the defined benefit obligation are as follows:				
	Opening balance	421,558	453,397	26,199	24,207
	Service cost	14,514	18,752	2,627	2,412
	Interest cost	16,006	19,643	1,141	1,247
	Contributions by members	3,086	3,769	-	-
	Actuarial (gains)/losses	10,562	30,289	(959)	1,115
	(Gains)/losses on curtailments	-	(41,623)	-	-
	Benefits paid	(12,837)	(16,542)	(1,593)	(2,225)
	Other movements	486	(728)	(512)	(557)
	Currency translation differences	24,262	(45,399)	-	-
	Closing balance	477,637	421,558	26,903	26,199
	The present value of the defined benefit obligation comprises:				
	Present value of wholly unfunded obligations	81,034	63,287	-	-
	Present value of funded obligations	396,603	358,271	26,903	26,199
		477,637	421,558	26,903	26,199
	Changes in the fair value of plan assets are as follows:				
	Opening balance	325,941	337,832	26,040	23,674
	Expected return on plan assets	17,240	19,160	1,816	1,642
	Actuarial gains/(losses) on plan assets	(5,316)	5,969	1,094	1,170
	Contributions by employer	38,732	11,879	1,898	2,336
	Contributions by members	3,087	3,769	-	-
	Benefits paid	(10,988)	(14,654)	(1,593)	(2,225)
	Gains/(losses) on curtailments	-	(3,589)	-	-
	Other movements	(512)	(557)	(512)	(557)
	Currency translation differences	17,744	(33,868)	-	-
	Closing balance	385,928	325,941	28,743	26,040
	The major categories of plan assets as a percentage of total plan assets is as follows:				
	Cash	15.7%	0.4%	8.1%	-
	Equity instruments	28.9%	48.4%	59.9%	60.1%
	Debt instruments	44.8%	38.6%	22.3%	10.2%
	Property	8.8%	10.3%	9.7%	29.7%
	Other assets	1.8%	2.3%	-	-
		100.0%	100.0%	100%	100.0%
	Expenses/(gains) recognised in the income statement are as follows:				
	Current service costs	14,514	18,752	2,627	2,412
	Interest on obligation	16,006	19,643	1,141	1,247
	Expected return on assets	(17,240)	(19,160)	(1,816)	(1,642)
	Losses/(gains) on curtailments and settlements	-	(38,034)	-	-
	Past service costs	938	-	-	-
		14,218	(18,799)	1,952	2,017

The defined benefit plan expenses/(gains) are recognised in general and administration expenses in the income statement.

	Consolidated Entity		Parent Entity	
	2006	2005	2006	2005
	$000	$000	$000	$000

25 Employee benefits (continued)

(a) Defined benefit plans (continued)

The principal actuarial assumptions at the balance sheet date (expressed as weighted averages) are as follows:

	2006	2005	2006	2005
Discount rate	4.2%	4.4%	4.9%	4.5%
Expected return on assets and expected long-term rate of return on assets[1]	5.8%	6.2%	7.0%	7.0%
Future salary increases	2.6%	2.4%	5.0%	5.0%
Future pension increases	0.6%	0.2%	5.0%	-

[1]The expected long-term rate of return is based on the portfolio as a whole and not on the sum of the returns on individual asset categories.

Surplus/(deficit) for each defined benefit plan on a funding basis

Consolidated Entity – June 2006	Plan assets[1]	Accrued benefit[1]	Plan surplus / (deficit)	Contribution recommended (per year)[2,3]
CSL Superannuation Plan (Australia)[4]	28,743	(26,903)	1,840	2,093
ZLB Bioplasma AG Pension Fund (Switzerland)	222,181	(220,506)	1,675	8,433
ZLB Behring Pension Plan (US PP)	82,102	(86,657)	(4,555)	4,555
ZLB Behring Union Pension Plan (US UPP)	52,902	(62,537)	(9,635)	-
ZLB Behring GmbH Pension Plan (Germany)	-	(69,779)	(69,779)	-
ZLB Pharma GmbH Pension Plan (Germany)	-	(1,819)	(1,819)	-
ZLB Behring KG Pension Plan (Germany)	-	(2,932)	(2,932)	-
ZLB Plasma Services GmbH Pension Plan (Germany)	-	(146)	(146)	-
ZLB Behring KK Retirement Allowance Plan (Japan)	-	(6,358)	(6,358)	-
	385,928	(477,637)	(91,709)	15,081

Consolidated Entity – June 2005	Plan assets[1]	Accrued benefit[1]	Plan surplus / (deficit)	Contribution recommended (per year)[2,3]
CSL Superannuation Plan (Australia)[4]	26,040	(26,199)	(159)	2,113
ZLB Bioplasma AG Pension Fund (Switzerland)	193,688	(193,638)	50	8,386
ZLB Behring Pension Plan (US PP)	62,158	(73,190)	(11,032)	-
ZLB Behring Union Pension Plan (US UPP)	44,055	(65,244)	(21,189)	-
ZLB Behring GmbH Pension Plan (Germany)	-	(54,144)	(54,144)	-
ZLB Pharma GmbH Pension Plan (Germany)	-	(1,472)	(1,472)	-
ZLB Behring KG Pension Plan (Germany)	-	(1,879)	(1,879)	-
ZLB Plasma Services GmbH Pension Plan (Germany)	-	(120)	(120)	-
ZLB Behring KK Retirement Allowance Plan (Japan)	-	(5,672)	(5,672)	-
	325,941	(421,558)	(95,617)	10,499

[1] Plan assets at net market value, and accrued benefits have been calculated at 31 May 2006 (prior year: 30 June 2005), being the date of the most recent financial statements of the plans.

[2] Generally contribution recommendations for actively funded plans is based on a methodology that will achieve and maintain a target level of 100% - 105% coverage of vested defined benefit liabilities. The level of contributions to actively funded plans is reassessed annually.

[3]The principal economic assumptions used in making these recommendations include:

	Consolidated Entity		Parent Entity	
	2006	2005	2006	2005
Expected return on plan assets	5.8%	6.2%	7.0%	7.0%
Future salary increases	2.6%	2.4%	5.0%	5.0%

[4] The CSL Superannuation Plan (Australia) is also the defined benefit plan of the parent entity. On 1 June 2006 the CSL Superannuation Plan ceased operation as a stand alone fund. The Assets and Liabilities of the Plan were transferred to AustralianSuper under a Successor Fund Transfer Deed and the Plan now operates as a sub-plan of AustralianSuper. Benefits to members of the plan are unchanged by the new arrangements.

25 Employee benefits (continued)

(b) Defined contribution plans

The consolidated entity and parent entity makes contributions to various defined contribution superannuation plans. The amounts recognised as an expense for the year ended 30 June 2006 was $19,638,000 and $9,610,000 respectively (2005: $14,480,000 and $8,631,000).

26 Share based payments

(a) Share based payment schemes

The Company operates the following schemes that entitles key management personnel and senior employees to purchase shares in the company:

Senior Executive Share Ownership Plan (SESOP)

The Company has an option arrangement (Senior Executive Ownership Plan (SESOP)) where options were granted before 7 November 2002. AASB 2 has not been applied to these options in accordance with the transitional provisions of AASB 1. There are no outstanding SESOP options, however some interest free loans associated with exercised options remain (refer note 8 for details).

Revised Senior Executive Share Ownership Plan (SESOP II)

The establishment of the SESOP II plan was approved by special resolution at the annual general meeting of the Company on 20 November 1997.

Under the rules of SESOP II no loan is made to the recipients of options until the option is exercised. Consequently, no amounts are recorded in receivables until the option is exercised.

The options are issued for a term of seven years and begin to be exercisable after the third anniversary of the date of grant. The options cannot be transferred and are not quoted on the ASX.

Performance hurdles for both the consolidated entity and employees must be met before the options can be exercised. The exercise price is calculated using the weighted average price over the 5 days preceding the issue date of the option.

AASB 2 has only been applied to those options that were issued after 7 November 2002 in accordance with the transitional provisions of AASB 1.

Employee Performance Rights Plan (Performance Rights)

The establishment of the Employee Performance Rights Plan (Performance Rights) was approved by special resolution at the annual general meeting of the Company on 16 October 2003.

Unless otherwise determined by the Board, Performance Rights will be granted for no consideration payable by the employee. A Performance Right represents the right to subscribe for or acquire one share for either nil or monetary consideration not exceeding $1.00 per share.

A Performance Right may only be exercised when it has become a Vested Performance Right. Unvested Performance Rights cannot be exercised. Vested Performance Rights can be exercised from the date they become Vested Performance Rights until they lapse.

Performance Rights may become Vested Performance Rights if the Company satisfies specified Performance Hurdles during specified Performance Periods. The Performance hurdle is the Company's Total Shareholder Return (TSR) relative to the ASX top 100 Index (excluding commercial banks, oil and gas and selected metals and mining companies).

The Performance Period is 3 years (or, if not fully met after 3 years, then 4 years or 5 years) with the Test Dates occurring at the end of Years 3, 4 and 5. The Performance Hurdles will 'cascade' so that a proportion of Performance Rights become Vested Performance Rights when a minimum target is reached, and the proportion will increase as performance exceeds the minimum target.

If, on any Test Date, the Company's performance does not place it above the 50th percentile, in terms of TSR ranking, none of the Performance Rights will vest. Where the Company is placed at or above the 75th percentile, all of the Performance Rights will vest. Between the 50th and 75th percentiles, the proportion of Performance Rights that will vest will increase on a straight-line basis.

No loans are provided by the Company in relation to the grant of Performance Rights to, or exercise of Performance Rights by employees under the Performance Rights Plan.

Global Employee Share Plan (GESP)

Global Employee Share Plan (GESP) also operates whereby employees make contributions from after tax salary up to a maximum of $3,000 per contribution period. The employees receive the shares at a 15% discount to the applicable market rate, as quoted on the ASX on the first day or the last day of the six month contribution period, whichever is lower.

26 Share based payments (continued)

(b) Outstanding share based payment equity instruments

The number and exercise price for each share based payment scheme outstanding is presented as follows. All options are settled by physical delivery of shares.

June 2006	Opening Balance	Granted	Exercised	Forfeited	Lapsed	Closing balance	Exercise Price	Expiry date	Vested at 30 June 2006
SESOP II (by grant date)									
16 November 1999*	17,000	-	(17,000)	-	-	-	$20.84	16-Nov-06	-
28 February 2000*	12,000	-	(12,000)	-	-	-	$21.01	28-Feb-07	-
9 February 2000*	40,000	-	(40,000)	-	-	-	$23.07	09-Feb-07	-
2 August 2000*	558,980	-	(467,580)	(41,100)	-	50,300	$34.04	02-Aug-07	50,300
20 June 2001*	634,400	-	(462,680)	(28,300)	-	143,420	$37.54	20-Jun-08	143,420
21 August 2001*	90,000	-	-	-	-	90,000	$49.31	20-Aug-08	90,000
23 August 2001*	126,000	-	-	(41,000)	-	85,000	$37.54	22-Aug-08	85,000
18 October 2001*	5,000	-	-	(5,000)	-	-	$43.51	20-Aug-08	-
10 December 2001*	63,000	-	(24,800)	-	-	38,200	$49.94	09-Dec-08	38,200
28 January 2002*	20,000	-	-	(20,000)	-	-	$47.20	28-Jan-09	-
23 July 2002*	1,013,700	-	(459,610)	-	-	554,090	$27.97	23-Jul-09	554,090
16 October 2002*	30,000	-	(18,000)	-	-	12,000	$20.67	16-Oct-09	12,000
1 July 2003	392,900	-	(52,200)	-	-	340,700	$12.19	01-Jul-10	-
	3,002,980	-	(1,553,870)	(135,400)	-	1,313,710			
Performance Rights (by grant date)									
16 October 2003	50,000	-	-	-	-	50,000	Nil	27-Oct-10	-
15 December 2003	128,600	-	-	-	-	128,600	Nil	27-Oct-10	-
28 April 2004	60,000	-	-	-	-	60,000	Nil	31-Mar-11	-
21 June 2004	132,300	-	-	(15,700)	-	116,600	Nil	31-Mar-11	-
29 October 2004	83,400	-	-	(800)	-	82,600	Nil	25-Aug-11	-
15 July 2005	-	55,000	-	-	-	55,000	Nil	07-Jun-12	-
7 September 2005	-	346,750	-	(8,000)	-	338,750	Nil	07-Jun-12	-
7 March 2006	-	52,500	-	-	-	52,500	Nil	20-Dec-12	-
6 April 2006	-	40,850	-	-	-	40,850	Nil	20-Dec-12	-
	454,300	495,100	-	(24,500)	-	924,900			-
GESP (by grant date)									
1 March 2005	29,789	-	(29,789)	-	-	-	$27.59	31-Aug-05	-
1 September 2005	-	32,990	(32,990)	-	-	-	$29.46	28-Feb-06	-
1 March 2006#	-	22,072	-	-	-	22,072	$44.17	31-Aug-06	-
	29,789	55,062	(62,779)	-		22,072			
Total	3,487,069	550,162	(1,616,649)	(159,900)	-	2,260,682			

* AASB 2 has not been applied to these options as they were issued before 7 November 2002.

As noted above, the exercise price at which GESP plan shares are issued is calculated at a 15% discount to the lower of the ASX market price on the first and last dates of the contribution period. Accordingly the exercise price and the final number of shares issued is not yet known (and may differ from the assumptions and fair values disclosed below). The above disclosures are estimated based on information available as at 30 June 2006.

The weighted average share price at the dates of exercise, by equity instrument type, is as follows:

SESOP II	$47.99
Performance Rights	-
GESP	$44.18

26 Share based payments (continued)

(b) Outstanding share based payment equity instruments (continued)

June 2005	Opening Balance	Granted	Exercised	Forfeited	Lapsed	Closing balance	Exercise Price	Expiry date	Vested at 30 June 2005
SESOP II (by grant date)									
20 November 1997*	100,000	-	(100,000)	-	-	-	$8.93	20-Nov-04	-
14 July 1998*	58,310	-	(58,310)	-	-	-	$10.82	14-Jul-05	-
13 July 1999*	392,480	-	(392,480)	-	-	-	$13.23	13-Jul-06	-
16 November 1999*	85,000	-	(68,000)	-	-	17,000	$20.84	16-Nov-06	17,000
28 February 2000*	60,000	-	(48,000)	-	-	12,000	$21.01	28-Feb-07	12,000
9 February 2000*	200,000	-	(160,000)	-	-	40,000	$23.07	09-Feb-07	40,000
2 August 2000*	612,700	-	(28,720)	-	(25,000)	558,980	$34.04	02-Aug-07	558,980
20 June 2001*	649,500	-	-	-	(15,100)	634,400	$37.54	20-Jun-08	634,400
21 August 2001*	90,000	-	-	-	-	90,000	$49.31	20-Aug-08	90,000
23 August 2001*	198,000	-	-	-	(72,000)	126,000	$37.54	22-Aug-08	126,000
18 October 2001*	5,000	-	-	-	-	5,000	$43.51	20-Aug-08	5,000
10 December 2001*	91,000	-	-	-	(28,000)	63,000	$49.94	09-Dec-08	63,000
28 January 2002*	20,000	-	-	-	-	20,000	$47.20	28-Jan-09	20,000
23 July 2002*	1,091,200	-	(15,000)	-	(62,500)	1,013,700	$27.97	23-Jul-09	1,013,700
16 October 2002*	30,000	-	-	-	-	30,000	$20.67	16-Oct-09	30,000
1 July 2003	507,600	-	(114,700)	-	-	392,900	$12.19	01-Jul-10	-
	4,190,790	-	(985,210)	-	(202,600)	3,002,980			2,610,080
Performance Rights (by grant date)									
16 October 2003	50,000	-	-	-	-	50,000	Nil	27-Oct-10	-
15 December 2003	153,000	-	-	-	(24,400)	128,600	Nil	27-Oct-10	-
28 April 2004	60,000	-	-	-	-	60,000	Nil	31-Mar-11	-
21 June 2004	132,300	-	-	-	-	132,300	Nil	31-Mar-11	-
29 October 2004	-	83,400	-	-	-	83,400	Nil	25-Aug-11	-
	395,300	83,400	-	-	(24,400)	454,300			-
GESP (by grant date)									
1 September 2004	-	35,895	(35,895)	-	-	-	$22.09	28-Feb-05	-
1 March 2005#	-	29,789	-	-	-	29,789	$27.59	31-Aug-05	-
	-	65,684	(35,895)	-	-	29,789			
Total	4,586,090	149,084	(1,021,105)	-	(227,000)	3,487,069			

* AASB 2 has not been applied to these options as they were issued before 7 November 2002.

As noted above, the exercise price at which GESP plan shares are issued is calculated at a 15% discount to the lower of the ASX market price on the first and last dates of the contribution period. Accordingly the exercise price and the final number of shares issued is not yet known (and may differ from the assumptions and fair values disclosed below). The above disclosures are estimated based on information available as at 30 June 2005.

The weighted average share price at the dates of exercise, by equity instrument type, is as follows:

SESOP II	$28.15
Performance Rights	-
GESP	$32.05

26 Share based payments (continued)

(c) Valuation assumptions and fair values of equity instruments granted

The fair value of services received in return for equity instruments granted are measured by reference to the fair value of equity instruments granted. The estimate of fair value of the services received is measured based on a combination of the Binomial and Black Scholes option valuation methodologies. The expected vesting period of equity instruments is also used as an input into the valuation model applied.

The following tables summarise the assumptions and fair values of unexercised equity instruments issued after 7 November 2002:

	Fair Value[1]	Share Price	Exercise Price	Expected volatility[2]	Life assumption	Expected dividend yield	Risk free interest rate
SESOP II (by grant date)							
1 July 2003	$4.58	$12.08	$12.19	37.0%	3–5 years	2.5%	5.60%
Performance Rights (by grant date)							
16 October 2003	$10.52	$16.25	Nil	37.0%	4 years	2.5%	5.61%
15 December 2003	$11.33	$17.51	Nil	37.0%	4 years	2.5%	5.79%
28 April 2004	$15.14	$22.91	Nil	35.0%	4 years	2.0%	5.71%
21 June 2004	$14.34	$21.72	Nil	34.0%	4 years	2.0%	5.63%
29 October 2004	$20.69	$28.80	Nil	34.0%	4 years	2.0%	5.32%
15 July 2005	$24.51	$34.90	Nil	27.0%	4 years	1.5%	5.19%
7 September 2005	$24.40	$34.75	Nil	27.0%	4 years	1.5%	5.10%
7 March 2006	$43.58	$53.25	Nil	27.0%	4 years	1.5%	5.37%
6 April 2006	$42.97	$53.41	Nil	27.0%	4 years	1.5%	5.51%
GESP (by grant date)[3]							
1 September 2004	$5.97	$26.03	$22.09	34.0%	6 months	2.0%	5.70%
1 March 2005	$7.60	$33.11	$28.14	34.0%	6 months	2.0%	5.70%
1 September 2005	$6.19	$34.52	$29.46	27.0%	6 months	1.5%	5.10%
1 March 2006	$10.89	$51.97	$44.17	27.0%	6 months	1.5%	5.37%

[1] Equity instruments are granted under a service condition and, for equity instruments issued under the SESOP II plan, a non-market performance condition. Such conditions are not taken into account in the grant date fair value measurement of the services received. The market conditions associated with equity instruments issued under the SESOP II and Performance Rights plans are incorporated into the determination of the fair value at grant date.

[2] The expected volatility is based on the historic volatility (calculated based on the remaining life assumption of each equity instrument), adjusted for any expected changes to future volatility due to publicly available information.

[3] The fair value of GESP equity instruments is estimated based on the assumptions prevailing on the grant date. In accordance with the terms and conditions of the GESP plan, shares are issued at the lower of the ASX market price on the first and last dates of the contribution period.

27 Key management personnel disclosures

The following were key management personnel of the consolidated entity at any time during the reporting period and unless otherwise indicated were key management personnel for the entire period:

Executive directors

B A McNamee (Chief Executive Officer and Managing Director)

A M Cipa (Finance Director)

Non-executive directors

P H Wade (Chairman)

J Akehurst

E A Alexander

I A Renard

M A Renshaw

K J Roberts

J Shine (appointed 1 June 2006)

A C Webster

Executives

P Turner (President, ZLB Behring)

C Armit (President, CSL Pharmaceutical)

P Bordonaro (President, CSL Bioplasma)*

A Cuthbertson (Chief Scientific Officer)

P Turvey (Company Secretary and General Counsel)

K Milroy (General Manager, Human Resources)^

T Giarla ((President, CSL Bioplasma)*

A von Bibra (General Manager, Human Resources)^

* During the year the role of President of CSL Bioplasma transitioned from Mr Bordonaro to Mr Giarla.

^ During the year the role of General Manager of Human Resources transitioned from Mr Milroy to Ms von Bibra. The disclosures below for Ms von Bibra are for the period from 23 January 2006 to 30 June 2006.

27 Key management personnel disclosures (continued)

Total compensation for key management personnel

	Consolidated entity		Parent entity	
	$	$	$	$
	2006	2005	2006	2005
Short term				
Salary and Fees	6,192,904	6,319,102	5,306,879	5,310,610
Short term incentive cash bonus	4,271,247	5,034,110	3,384,564	4,271,670
Non-monetary benefits	365,655	286,591	331,271	282,419
Total	10,829,806	11, 639,803	9,022,714	9,864,699
Post-employment				
Superannuation benefits	520,348	446,094	441,652	367,834
Total	520,348	446,094	441,652	367,834
Other long-term - Long service leave and equivalents	447,035	652,321	361,843	256,381
Share-based payments				
Equity settled shares / units	1,625,820	720,877	1,416,676	637,363
Equity settled options / rights	998,719	903,581	840,379	703,579
	2,624,539	1,624,458	2,257,055	1,340,942
Total	14,421,728	14,362,676	12,083,264	11,829,856

The consolidated entity has applied the relief granted in Regulation 2M of the Corporations Act to disclose certain compensation information required by AASB 124 *Related Parties Disclosure* in respect of key management personnel in the Directors' Report.

Loans to key management personnel and their related parties (consolidated entity)

Details regarding the aggregate of loans made, guaranteed or secured by any entity in the consolidated entity to key management personnel and their related parties, and the number of individuals in each group, are as follows:

		Opening balance $	Interest charged $	Closing balance $	Number in group
Total for key management personnel	2006	5,982,000	149,000	5,385,000	10
	2005	3,812,000	143,000	5,982,000	12
Total for other related parties	2006	-	-	-	-
	2005	-	-	-	-
Total for key management personnel and their related parties	2006	5,982,000	149,000	5,385,000	10
	2005	3,812,000	143,000	5,982,000	12

27 Key management personnel disclosures (continued)

Loans to key management personnel and their related parties (continued)

Details regarding loans outstanding at the reporting date to key management personnel and their related parties at any time during the reporting period, are as follows:

	Balance at 1 July 2005 $	Interest charged $	Balance at 30 June 2006 $	Highest owing in period $	Interest not charged $
Executive Directors					
B A McNamee	893,000	35,000	447,000	893,000	18,000
A M Cipa	48,000	2,000	46,000	48,000	2,000
Key Management Personnel					
P Turner	110,000	4,000	110,000	110,000	4,000
C Armit	2,537,000	40,000	1,615,000	3,460,000	62,000
P Bordonaro	330,000	-	-	330,000	2,000
A Cuthbertson	1,008,000	37,000	1,511,000	1,784,000	91,000
P Turvey	593,000	20,000	1,702,000	1,702,000	50,000
K Milroy	463,000	-	-	463,000	3,000
A von Bibra	-	-	-	-	-
T Giarla	-	11,000	-	-	-

All of the loans relate to SESOP and SESOP II under which key management personnel were provided with loans to fund the exercise of options. SESOP was terminated by the Company and there are no longer any outstanding options under this plan. No grants of options have been made under SESOP II since July 2003.

Loans to key management personnel relating to SESOP are interest free. Loans relating to SESOP II are charged interest at a concessional average rate of 2.5%. This is based on interest being charged equivalent to the after-tax cash amount of dividends on the underlying shares (excluding the impact of imputation and assuming a marginal income tax rate of 48.5%). The average commercial rate of interest during the year was 7.82%.

Other key management personnel transactions with the company or its controlled entities

The key management personnel and their related entities have the following transactions with entities within the consolidated entity that occur within a normal employee, customer or supplier relationship on terms and conditions no more favourable than those which it is reasonable to expect the entity would have adopted if dealing at arm's length in similar circumstances:

- The Company has a number of contractual relationships, including property leases and collaborative research arrangements, with the University of Melbourne of which Mr Ian Renard is the Chancellor and Miss Elizabeth Alexander is the Chair of the Finance Committee and a member of the Council.
- The parent entity made contributions during the financial year to the CSL Superannuation Plan. Dr B A McNamee is a shareholder of the Plan's trustee company, but not a member of the Plan.

27 **Key management personnel disclosures (continued)**

Options and rights over equity instruments granted as compensation

The movement during the reporting period in the number of options and rights over ordinary shares in the Company held directly, indirectly or beneficially, by each key management person, including their related parties, is as follows:

SESOP and SESOP II Options	Balance at 1 July 2005	Number Granted	Number Exercised	Number Lapsed / Forfeited	Balance at 30 June 2006	Number Vested during the year	Vested and exercisable at 30 June 2006
Executive Directors							
B A McNamee	-	-	-	-	-	-	-
A M Cipa	75,000	-	50,000	-	25,000	15,000	25,000
Executives							
P Turner	175,000	-	145,000	-	30,000	65,000	-
C Armit	90,000	-	40,000	-	50,000	70,000	30,000
P Bordonaro	75,000	-	75,000	-	-	15,000	-
A Cuthbertson	87,000	-	57,000	-	30,000	57,000	-
P Turvey	100,000	-	80,000	-	20,000	40,000	-
K Milroy	70,000	-	28,000	-	42,000	7,000	-
T Giarla	103,500	-	45,000	-	58,500	54,000	36,000
A von Bibra	39,600	-	21,120	-	18,480	5,280	-
Total	**815,100**	**-**	**541,120**	**-**	**273,980**	**328,280**	**91,000**

No SESOP or SESOP II options were granted in the current year. No SESOP or SESOP II options have been granted since the end of the financial year. The options have been provided at no cost to the recipients.

No options held by key management personnel are vested but not exercisable.

For further details, including the key terms and conditions, grant and exercise dates for options granted to executives, refer note 26.

27 Key management personnel disclosures (continued)

Performance Rights	Balance at 1 July 2005	Number Granted	Balance at 30 June 2006
Executive Directors			
B A McNamee	70,000	77,500	147,500
A M Cipa	40,000	30,000	70,000
Executives			
P Turner	24,800	29,550	54,350
C Armit	14,400	7,450	21,850
P Bordonaro	20,800	7,450	28,250
A Cuthbertson	11,100	14,250	25,350
P Turvey	17,100	10,250	27,350
K Milroy	5,800	4,450	10,250
T Giarla	6,000	6,850	12,850
A von Bibra	1,500	3,300	4,800
Total	**211,500**	**191,050**	**402,550**

Performance Rights were granted during the current year as follows:

Date granted	Expiry date	Exercise price	Fair value
15 July, 2005	7 June 2012	Nil	$24.51
7 September, 2005	7 June 2012	Nil	$24.40
7 March, 2006	20 December 2012	Nil	$43.58
6 April, 2006	20 December 2012	Nil	$42.97

No Performance Rights have been granted since the end of the financial year. The Performance Rights have been provided at no cost to the recipients.

No Performance Rights held by key management personnel have vested.

For further details, including the key terms and conditions, grant and exercise dates for all Performance Rights granted to executives, refer note 26.

Modification of terms of equity-settled share-based payment transactions

No terms of equity-settled share-based payment transactions (including options and performance rights granted as compensation to a key management person) have been altered or modified by the issuing entity during the reporting period.

27 Key management personnel disclosures (continued)

Exercise of equity instruments granted as compensation

During the reporting period, the following shares were issued on the exercise of options or performance rights granted as compensation:

	30 June 2006			30 June 2005		
	Date Option Granted	**Number of shares**	**Paid per share $**	**Date Option Granted**	**Number of shares**	**Paid per share $**
Directors						
B A McNamee	-	-	-	November 1997	100,000	$8.93
A M Cipa	August 2000	50,000	$34.04	July 1998	5,954	$10.82
				July 1999	20,000	$13.23
Executives						
P Turner	July 2002	45,000	$27.97	July 1998	10,192	$10.82
	August 2000	100,000	$34.04			-
C Armit	February 2000	40,000	$23.07	February 2000	160,000	$23.07
P Bordonaro	August 2000	75,000	$34.04	July 1998	6,000	$10.82
A Cuthbertson	February 2000	12,000	$21.01	July 1999	20,000	$13.23
	July 2002	45,000	$27.97	February 2000	48,000	$21.01
P Turvey	August 2000	50,000	$34.04	July 1998	5,924	$10.82
	July 2002	30,000	$27.97	July 1999	20,000	$13.23
K Milroy	June 2001	28,000	$37.54	July 1999	14,000	$13.23
T Giarla	July 2003	45,000	$12.19	July 1999	36,000	$13.23
A von Bibra	June 2001	21,120	$37.54	-	-	-
	Total:	**541,120**			446,070	

There are no amounts unpaid on the shares as a result of the exercise of options or performance rights.

Movements in shares	Balance at 1 July 2005	Options / Performance Rights Exercised during year	Other changes during year	Balance at 30 June 2006
Executive Directors				
B A McNamee	343,511	-	(50,000)	**293,511**
A M Cipa	8,547	50,000	(50,000)	**8,547**
Non-Executive Directors				
P H Wade	30,910	-	1,241	**32,151**
J Akehurst	6,313	-	531	**6,844**
E A Alexander	6,516	-	531	**7,047**
I A Renard	6,373	-	531	**6,904**
M A Renshaw	659	-	531	**1,190**
K J Roberts	5,838	-	(469)	**5,369**
A C Webster	8,842	-	531	**9,373**
Executives				
P Turner	12,242	145,000	(145,000)	**12,242**
C Armit	110,910	40,000	(80,000)	**70,910**
P Bordonaro	26,760	75,000	(101,000)	**760**
A Cuthbertson	48,379	57,000	(48,000)	**57,379**
P Turvey	46,971	80,000	(75,713)	**51,258**
K Milroy	36,603	28,000	(62,832)	**1,771**
T Giarla	-	45,000	(45,000)	**-**
A von Bibra	1,283	21,120	(21,765)	**638**
Total	700,657	541,120	(675,883)	**565,894**

There have been no movements in shareholdings of key management personnel between 30 June 2006 and the date of this report.

28 Non key management personnel related party disclosure

Ultimate Controlling Entity

The ultimate controlling entity is CSL Limited.

Identity of related parties

The parent entity has a related party relationship with its subsidiaries (see note 31) and with its key management personnel (see note 27).

Other related party transactions

The parent entity entered into the following transactions during the year with related parties in the consolidated entity:

Wholly owned subsidiaries

- Loans were advanced and repayments received on the long term intercompany accounts;
- Interest was charged on outstanding intercompany loan account balances;
- Sales and purchases of products;
- Licensing of intellectual property;
- Provision of marketing services by controlled entities; and
- Management fees were received from a controlled entity.

The sales, purchases and other services were undertaken on commercial terms and conditions.

Payment for intercompany transactions is through intercompany loan accounts and may be subject to extended payment terms.

Amounts payable to and receivable from parties in the wholly owned subsidiaries are set out in the notes to the financial statements.

Partly owned subsidiaries

- No transactions occurred during the year.

Amounts payable to and receivable from parties in the partly owned subsidiaries are set out in the notes to the financial statements.

Transactions with key management personnel and their related parties

Disclosures relating to key management personnel are disclosed in note 27.

Transactions with other related parties

During the year, the parent and subsidiaries made contributions to defined benefit and contribution superannuation plans as disclosed in note 25.

Ownership interests in related parties

The ownership interests in related parties in the consolidated entity are disclosed in note 31. All transactions with subsidiaries have been eliminated on consolidation.

		Consolidated Entity		Parent Entity	
		2006	2005	2006	2005
		$	$	$	$
29	**Remuneration of Auditors**				
	Amounts received, or due and receivable, for the audit and review of the financial reports of the parent entity and its subsidiaries by:				
	Ernst & Young	751,500	590,217	751,500	590,217
	Ernst & Young related practices	2,541,364	2,391,655	-	-
		3,292,864	2,981,872	751,500	590,217
	Amounts received, or due and receivable, for the other services in relation to the parent entity and its subsidiaries by:				
	Ernst & Young				
	- due diligence / completion audits	16,000	488,408	16,000	488,408
	- accounting advice	-	67,500	-	67,500
	- compliance and other audits	13,050	46,764	13,050	46,764
	Ernst & Young related practices				
	- due diligence / completion audits	-	19,695	-	-
	- accounting advice	-	-	-	-
	- compliance and other audits	181,193	-	-	-
		210,243	622,367	29,050	602,672
		3,503,107	3,604,239	780,550	1,192,889
30	**Commitments and contingencies**				
(a)	**Operating leases**				
	Non-cancellable operating lease rentals are payable as follows:				
	Not later than one year	35,667	31,889	1,259	1,433
	Later than one year but not later than five years	86,466	86,222	2,084	2,619
	Later than five years	117,482	132,268	370	378
		239,615	250,379	3,713	4,430

Operating leases entered into relate predominantly to leased land and rental properties. Rental payments are predominantly fixed, but generally contain inflation escalation clauses on which contingent rentals are determined. No operating leases contain restrictions on financing or other leasing activities.

		Consolidated Entity 2006	Consolidated Entity 2005	Parent Entity 2006	Parent Entity 2005
(b)	**Finance leases**				
	Future minimum lease payments are payable as follows:				
	Not later than one year	4,771	4,242	-	-
	Later than one year but not later than five years	17,416	16,614	-	-
	Later than five years	49,160	49,095	-	-
	Total minimum lease payments	71,347	69,951	-	-
	Future finance charges	(29,826)	(29,710)	-	-
	Finance lease liability	41,521	40,241	-	-
	The present value of finance lease liabilities is as follows:				
	Not later than one year	2,198	1,850	-	-
	Later than one year but not later than five years	8,372	7,969	-	-
	Later than five years	30,951	30,422	-	-
		41,521	40,241	-	-
	Finance lease – current liability (refer note 17)	2,111	1,756	-	-
	Finance lease – non-current liability (refer note 17)	39,410	38,485	-	-
		41,521	40,241	-	-

Finance leases entered into relate predominantly to leased plant and equipment. Lease payments are generally fixed for the life of the agreement. At the end of the lease term, the consolidated entity has the option to purchase the equipment at a discount to market value, a price deemed to be a bargain purchase option. No finance leases contain restrictions on financing or other leasing activities.

	Consolidated Entity		Parent Entity	
	2006	2005	2006	2005
	$	$	$	$
30 Commitments and contingencies (continued)				
(c) Total lease liability				
Current				
Finance leases (refer note 17)	2,111	1,756	-	-
Surplus lease space (refer note 19)	2,343	6,720	-	-
	4,454	8,476	-	-
Non-current				
Finance leases (refer note 17)	39,410	38,485	-	-
Surplus lease space (refer note 19)	948	3,844	-	-
	40,358	42,329	-	-
	44,812	50,805	-	-
(d) Capital commitments				
Capital expenditure contracted for at balance date but not provided for in the financial statements, payable:				
Not later than one year	40,109	11,808	13,832	4,500
Later than one year but not later than five years	8,160	-	-	-
Later than five years	-	-	-	-
	48,269	11,808	13,832	4,500

(e) Contingent assets and liabilities

Guarantees

Details and estimates of maximum amounts of contingent liabilities, classified in accordance with the party from whom the liability could arise for which no provisions are included in the financial statements, are as follows:

Parent entity guarantee of subsidiary borrowings	-	-	858,451	818,897
Bank guarantees	26,632	23,186	4,995	4,045
	26,632	23,186	863,446	822,942

Service agreements

The maximum contingent liability for benefits under service agreements, in the event of an involuntary redundancy, is between 3 to 12 months. Agreements are held with the managing director and persons who take part in the management of the companies in the consolidated entity. The maximum liability that could arise, for which no provisions are included in the financial statements is as follows:

Service agreements	7,683	9,243	5,463	3,780

Litigation

The consolidated entity is currently involved in litigation with both Bayer and Baxter over alleged infringement of the consolidated entity's interest in the Freudenberg patent covering technology involved in the production of rFVIII. Bayer has filed a counter suit against the consolidated entity, claiming breach of the Helixate supply agreement. There is no guarantee that the consolidated entity will be successful in the defence of this patent. Bayer's counter suit against the consolidated entity represents a threat to the continued supply of Helixate from Bayer.

The consolidated entity is involved in other litigation in the ordinary course of business. The directors believe that future payment of a material amount in respect of litigation is remote. An estimate of the financial effect of this litigation cannot be calculated as it is not practicable at this stage The consolidated entity has disclaimed liability for, and is vigorously defending, all current claims and actions that have been made.

Deed of cross guarantee

The parent entity has entered into a deed of cross guarantee in accordance with a class order issued by the Australian Securities and Investments Commission. The parent entity, and the subsidiaries which are party to the deed, have guaranteed the repayment of all current and future creditors in the event that any of these companies are wound up. Refer note 33 for details.

31 Controlled Entities

	Country of incorporation	Percentage Owned		
		2006	2005	
		%	%	
Parent Entity:				
CSL Limited	Australia			
Subsidiaries of CSL Limited:				
Cervax Pty Ltd	Australia	74	74	
CSL (New Zealand) Limited	New Zealand	100	100	(a)
Iscotec AB	Sweden	100	100	(a)
CSL International Pty Ltd	Australia	100	100	
CSL Finance Pty Ltd	Australia	100	100	
CSL Denmark ApS	Denmark	100	100	(a)
ZLB Behring AG	Switzerland	100	100	(a)
ZLB GmbH	Germany	100	100	(a)
CSL UK Holdings Limited	England	100	100	(a)
ZLB Bioplasma UK Limited	England	100	100	(a)
ZLB Holdings Inc	USA	100	100	
CSL Biotherapies Inc	USA	100	-	(b)
ZLB Bioplasma (Hong Kong) Limited	Hong Kong	100	100	(a)
ZLB Behring LLC	USA	100	100	(a)
ZLB Behring Sales Force Inc.	USA	100	100	(a)
ZLB Bioplasma Inc	USA	100	100	(a)
ZLB Behring Canada Inc.	Canada	100	100	(a)
ZLB Behring Brazil Comercio de Produtos Farmaceuticals Ltda	Brazil	100	100	(a)
ZLB Behring KK	Japan	100	100	(a)
ZLB Behring S.A. de C.V.	Mexico	100	100	(a)
ZLB Behring S.A.	France	100	100	(a)
ZLB Pharma GmbH	Germany	100	100	(a)
ZLB Behring Foundation for Research and Advancement of Patient Health	USA	100	100	(a)
ZLB Behring Verwaltungs GmbH	Germany	100	100	(a)
ZLB Behring Beteiligungs GmbH & Co KG	Germany	100	100	(a)
ZLB Plasma Services GmbH	Germany	100	100	(a)
ZLB Behring GmbH	Germany	100	100	(a)
ZLB Behring (Switzerland) AG	Switzerland	100	100	(a)
ZLB Behring GmbH	Austria	100	100	(a)
ZLB Behring S.A.	Spain	100	100	(a)
ZLB Behring A.B.	Sweden	100	100	(a)
ZLB Behring S.p.A.	Italy	100	100	(a)
ZLB Behring N.V.	Belgium	100	100	(a)
ZLB Behring Lda	Portugal	100	100	(a)
ZLB Behring MEPE	Greece	100	100	(a)
ZLB Behring Asia Pacific Limited	Hong Kong	100	100	(a)
ZLB Behring S.A.	Argentina	100	100	(a)
ZLB Behring Holdings Ltd.	England	100	100	(a)
ZLB Behring UK Ltd.	England	100	100	(a)
CSL Biotherapies Asia Pacific Limited	Hong Kong	100	-	(b)

(a) Audited by affiliates of the parent entity auditors.

(b) CSL Biotherapies Inc and CSL Biotherapies Asia Pacific Limited were incorporated during the year.

		Notes	Consolidated Entity 2006 $000	Consolidated Entity 2005 $000	Parent Entity 2006 $000	Parent Entity 2005 $000
32	**Statement of Cash Flows**					
(a)	**Reconciliation of cash and cash equivalents and non-cash financing and investing activities**					
	Cash at the end of the year is shown in the cash flow statement as:					
	Cash at bank and on hand	7	384,064	258,528	28,066	-
	Cash deposits	7	369,630	465,314	149,224	461,769
	Bank overdrafts	17	(5,706)	(4,091)	-	-
			747,988	719,751	177,290	461,769
(b)	**Reconciliation of Profit after Tax to Cash Flows from Operations**					
	Profit after tax		117,357	487,774	16,034	55,295
	Non-cash items in profit after tax					
	Contingent consideration		233,536	-	-	-
	Depreciation and amortisation		116,064	125,137	31,122	29,746
	Loss / (Gain) on sale of property, plant and equipment		(421)	1,994	75	67
	Finance costs		1,351	1,258	-	-
	Unwinding of discount		7,360	9,271	-	-
	Realised exchange loss on disposal of foreign subsidiaries reclassified to the income statement		-	11,164	-	-
	Share based payments expense		4,684	2,294	4,684	2,294
	Changes in assets and liabilities, net of the effects of purchase / disposal of subsidiaries:					
	(Increase)/decrease in trade and other receivables		24,704	(86,707)	(16,803)	(13,988)
	(Increase)/decrease in inventories		30,500	157,972	(6,975)	6,696
	(Increase)/decrease in retirement benefit assets		(19,342)	927	213	-
	(Increase)/decrease in deferred tax assets		6,809	173,235	(14,216)	-
	Increase/(decrease) in trade and other payables		(6,066)	31,038	10,751	892
	Increase/(decrease) in deferred government grants		1,504	2,460	1,504	2,460
	Increase/(decrease) in provisions		(3,713)	(22,222)	5,862	(2,316)
	Increase/(decrease) in retirement benefit liabilities		(5,714)	(37,060)	(158)	(336)
	Increase/(decrease) in deferred tax liabilities		13,551	(53,024)	23,958	(5,087)
			522,164	805,509	56,051	75,723
	Less: Gain on sale of discontinued operations, net of tax	6	-	237,687	-	-
	Net cash inflow from operating activities		522,164	567,822	56,051	75,723

(c) **Financing Facilities**

The consolidated entity has access to the following financing facilities with a number of financial institutions:

	Consolidated Entity Accessible $000	Consolidated Entity Drawn down $000	Consolidated Entity Unused $000	Parent Entity Accessible $000	Parent Entity Drawn down $000	Parent Entity Unused $000
June 2006						
Bank overdraft facility (b), (d)	10,219	5,706	4,513	4,513	-	4,513
Bank loan facilities (a), (d)	655,132	486,778	168,354	-	-	-
Total financing facilities (c)	665,351	492,484	172,867	4,513	-	4,513

32 Statement of Cash Flows (continued)

(c) Financing Facilities (continued)

	Consolidated Entity			Parent Entity		
	Accessible $000	Drawn down $000	Unused $000	Accessible $000	Drawn down $000	Unused $000
June 2005						
Bank overdraft facility (b), (d)	9,383	4,091	5,292	4,482	-	4,482
Bank loan facilities (a), (d)	658,514	458,269	200,245	-	-	-
Total financing facilities (c)	667,897	462,360	205,537	4,482	-	4,482

(a) Drawn facilities expire in March 2007 and March 2009.

(b) No specific expiry date.

(c) The current / non-current allocation of loan facilities reflects the existing refinancing arrangements in place during the period.

(d) The bank loan and overdraft facilities have certain loan covenants attached to them. As at balance date, the consolidated entity was in compliance with these covenants.

33 Deed of Cross Guarantee

A deed of cross guarantee between CSL International Pty Ltd and CSL Limited was enacted on 20 June 1995 and relief was obtained from preparing financial statements of CSL International Pty Ltd under the ASIC Class Order. On 30 June 2003, an Assumption Deed was lodged with ASIC, which joins CSL Finance Pty Ltd and JRH Biosciences Pty Ltd as parties to the deed of cross guarantee. JRH Biosciences Pty Ltd was removed from the deed on its disposal from the group during the prior year. Under the deed, all entities guarantee to support the liabilities and obligations of each other. Financial information for the class order group comprising CSL Limited, CSL International Pty Ltd, CSL Finance Pty Ltd and JRH Biosciences Pty Ltd (until its disposal on 28 February 2005) is as follows:

SUMMARISED INCOME STATEMENT AND RETAINED EARNINGS	Consolidated Entity	
	2006 $000	2005 $000
Profit before tax	243,272	206,493
Income tax expense	(10,268)	(15,356)
Net profit	233,004	191,137
Set out below is a summary of movements in consolidated retained earnings of the closed group:		
Retained earnings at beginning of the financial year	581,196	474,971
Net profit	233,004	191,137
Actuarial gain / (loss) on defined benefit plans, net of tax	1,437	38
Dividends provided for or paid	(124,394)	(84,950)
Retained earnings at the end of the financial year	691,243	581,196

As disclosed in note 5 the contingent consideration on the acquisition of Aventis Behring was recognised on 20 June 2006 and accordingly a provision was raised by the Group and booked in the accounts of the acquirer, ZLB Bioplasma (Hong Kong) Limited. As the provision was booked in ZLB Bioplasma (Hong Kong) Limited, the provision and associated charge is not reflected within the class order group.

CSL Limited and its controlled entities
Notes to the Financial Statements (continued)
for the year ended 30 June 2006

33 Deed of Cross Guarantee (continued)

BALANCE SHEET

	Consolidated Entity	
	2006 $000	2005 $000
CURRENT ASSETS		
Cash and cash equivalent	434,383	461,769
Trade and other receivables	58,975	53,370
Current tax assets	57,374	-
Inventories	66,426	59,451
Other financial assets	-	-
Total current assets	617,158	574,590
NON-CURRENT ASSETS		
Trade and other receivables	429,080	456,876
Other financial assets	1,259,318	1,298,641
Property, plant and equipment	268,881	261,402
Deferred tax assets	24,457	-
Intangible assets	20,000	20,000
Retirement benefit assets	1,840	-
Total non-current assets	2,003,576	2,036,919
TOTAL ASSETS	2,620,734	2,611,509
CURRENT LIABILITIES		
Trade and other payables	109,361	138,221
Interest-bearing liabilities and borrowings	359,855	-
Other financial liabilities	-	-
Current tax liabilities	24,801	-
Provisions	26,116	17,848
Deferred government grants	371	296
Retirement benefit liabilities	-	-
Total Current Liabilities	520,504	156,365
NON-CURRENT LIABILITIES		
Trade and other payables	69,813	1,328
Interest-bearing liabilities and borrowings	274,399	595,520
Non-current tax liabilities	-	-
Deferred tax liabilities	37,225	31,617
Provisions	5,223	16,391
Deferred government grants	4,093	2,664
Retirement benefit liabilities	-	159
Total Non-Current Liabilities	390,753	647,679
TOTAL LIABILITIES	911,257	804,044
NET ASSETS	1,709,477	1,807,465
EQUITY		
Contributed equity	994,101	1,223,466
Reserves	24,133	2,803
Retained earnings	691,243	581,196
TOTAL EQUITY	1,709,477	1,807,465

	Consolidated Entity	
	2006	2005
	$000	$000
34 Earnings Per Share		
Earnings used in calculating basic and dilutive earnings per share comprises:		
Profit from continuing operations	117,357	234,729
Profit from discontinuing operations	-	253,045
Profit attributable to ordinary shareholders	117,357	487,774

	Number of shares	
	2006	2005
Weighted average number of ordinary shares used in the calculation of basic earnings per share:	182,025,674	195,988,194
Effect of dilutive securities:		
Senior Executive Share Ownership Plan options	697,530	500,953
Employee Performance Rights	587,904	321,154
Global Employee Share Plan	29,299	7,551
Contingent Consideration	7,098,615	4,852,093
Adjusted weighted average number of ordinary shares used in the calculation of diluted earnings per share:	190,439,022	201,669,945

Contingent consideration
In accordance with AASB 133 Earnings Per Share, contingent consideration that may be settled in either cash or ordinary shares is required to be included in the calculation of diluted earnings per share where the effect is dilutive.

Conversions, calls, subscription or issues after 30 June 2006

Since the end of the financial year, no ordinary shares have been issued.

There have been no other conversions to, calls of, or subscriptions for ordinary shares or issues of potential ordinary shares since the reporting date and before the completion of this financial report.

35 Events occurring after reporting date
On 17 July 2006, the consolidated entity announced a proposal to acquire 100% of the issued shares (125.2 million at 30 June 2006) in Zenyth Therapeutics Limited (Zenyth), a listed Australian based biotechnology company. The consideration offered is 82 cents cash per share. The proposal has been unanimously recommended by Zenyth's directors and is proposed to be implemented by way of a scheme of arrangement between Zenyth and its shareholders.

36 Financial Instruments

Objectives for holding derivative financial instruments

The consolidated entity is primarily exposed to the risk of adverse movements in exchange rates and interest rates and accordingly uses derivative financial instruments to manage specifically identified risks as approved by the board of directors. The accounting policy applied by the consolidated entity in respect to derivative financial instruments is outlined in note 1(w).

The purpose of specific derivative instruments that may be used by the consolidated entity is as follows:

- Foreign currency forward exchange contracts are purchased predominantly to hedge the foreign currency value of receivables and payables. Forward exchange contracts are purchased when considered necessary to create a desired hedge position; and
- Interest rate swap agreements are used to convert variable interest rate exposures on certain debt to fixed rates. These swaps entitle the consolidated entity to receive, or oblige it to pay, the amounts, if any, by which actual interest payments on nominated loan amounts exceed or fall below specified interest amounts.

Interest Rate Risk Exposures

The consolidated entity is, from time to time, exposed to interest rate risk through primary financial assets and liabilities. In accordance with the consolidated entities approved risk management policies, derivative financial instruments such as interest rate swaps are used to hedge interest rate risk exposures. As at 30 June 2006, no derivative financial instruments hedging interest rate risk were outstanding (2005: Nil).

The following tables summarise interest rate risk for income-earning financial assets and interest-bearing financial liabilities, the effective interest rates as at balance date and the periods in which they reprice.

Consolidated Entity – June 2006	Floating rate (a)	Fixed interest rate maturing in: 1 year or less	Over 1 year to 5 years	Over 5 years	Non-interest bearing	Total	Average interest rate
	$'000	$'000	$'000	$'000	$'000	$'000	%
Financial Assets							
Cash and cash equivalents	753,694	-	-	-	-	753,694	4.75%
Trade and other receivables	-	-	-	-	611,352	611,352	-
Other financial assets	-	-	-	-	12,600	12,600	-
	753,694	-	-	-	623,952	1,377,646	
Financial Liabilities							
Trade and other payables	-	-	-	-	388,979	388,979	-
Bank loans – unsecured	486,922	-	-	-	-	486,922	2.59%
Deferred consideration-intangibles acquired	-	9,261	16,459	-	-	25,720	2.78%
Deferred consideration–subsidiary acquired	-	80,228	82,262	-	-	162,490	4.35%
Bank overdraft – unsecured	5,706	-	-	-	-	5,706	5.10%
Senior unsecured notes	-	18,993	75,713	241,764	-	336,470	5.22%
Lease liabilities	-	2,111	8,394	31,016	-	41,521	6.14%
	492,628	110,593	182,828	272,780	388,979	1,447,808	

CSL Limited and its controlled entities

Notes to the Financial Statements (continued)

for the year ended 30 June 2006

36 Financial Instruments (continued)

Consolidated Entity – June 2005	Floating rate (a)	Fixed interest rate maturing in: 1 year or less	Over 1 year to 5 years	Over 5 years	Non-interest bearing	Total	Average interest rate
	$'000	$'000	$'000	$'000	$'000	$'000	%
Financial Assets							
Cash and cash equivalents	723,842	-	-	-	-	723,842	4.29%
Trade and other receivables	-	-	-	-	573,253	573,253	-
Other financial assets	-	-	-	-	16,566	16,566	-
	723,842	-	-	-	589,819	1,313,661	
Financial Liabilities							
Trade and other payables	-	-	-	-	398,555	398,555	-
Bank overdraft	4,091	-	-	-	-	4,091	2.45%
Bank loans - unsecured	458,269	-	-	-	-	458,269	1.82%
Deferred consideration–intangibles acquired	-	8,283	24,255	-	-	32,538	2.50%
Deferred consideration–subsidiary acquired	-	-	150,950	-	-	150,950	4.36%
Senior unsecured notes	-	-	74,258	250,633	-	324,891	5.70%
Lease liabilities	-	1,756	11,733	26,752	-	40,241	5.95%
	462,360	10,039	261,196	277,385	398,555	1,409,535	

* Notional principal amounts

(a) Floating interest rates represent the most recently determined rate applicable to the instrument at balance sheet date.

The following tables summarise interest rate risk for income-earning financial assets and interest-bearing financial liabilities, the effective interest rates as at balance date and the periods in which they reprice.

Parent Entity – June 2006	Floating rate (a)	Fixed interest rate maturing in: 1 year or less	Over 1 year to 5 years	Over 5 years	Non-interest bearing	Total	Average interest rate
	$'000	$'000	$'000	$'000	$'000	$'000	%
Financial Assets							
Cash and cash equivalents	177,290	-	-	-	-	177,290	5.62%
Trade and other receivables	-	-	-	-	110,851	110,851	-
Other financial assets	-	-	-	-	1,232,935	1,232,935	-
	177,290	-	-	-	1,343,786	1,521,076	
Financial Liabilities							
Trade and other payables	-	-	-	-	688,999	688,999	-
	-	-	-	-	688,999	688,999	

36 Financial Instruments (continued)

Parent Entity – June 2005	Floating rate (a)	Fixed interest rate maturing in: 1 year or less	Over 1 year to 5 years	Over 5 years	Non-interest bearing	Total	Average interest rate
	$'000	$'000	$'000	$'000	$'000	$'000	%
Financial Assets							
Cash and cash equivalents	461,769	-	-	-	-	461,769	5.54%
Trade and other receivables	-	-	-	-	91,324	91,324	
Other financial assets	-	-	-	-	1,232,905	1,232,905	
	461,769	-	-	-	1,324,229	1,785,998	
Financial Liabilities							
Trade and other payables	-	-	-	-	595,199	595,199	
	-	-	-	-	595,199	595,199	

* Notional principal amounts

(a) Floating interest rates represent the most recently determined rate applicable to the instrument at balance sheet date.

Foreign Exchange Risk

The consolidated entity enters into forward exchange contracts to buy and sell specified amounts of foreign currencies in the future at predetermined exchange rates. The objective is to match the contracts with committed future cash flows from sales and purchases in foreign currencies, to protect the consolidated entity against exchange rate movements. Contracts to buy and sell foreign currencies are entered into from time to time to offset purchase and sale obligations in order to maintain a desired hedge position.

The parent entity and other subsidiaries also enter into forward contracts to hedge foreign currency receivables from other entities within the group.

These receivables are eliminated on consolidation, however, the hedges are in place to protect the parent entity and other group subsidiaries from movements in exchange rates that would give rise to an income statement impact.

Hedges of net investment in foreign subsidiaries

Included in Interest Bearing Liabilities (refer note 17) as at 30 June 2006, are Unsecured Notes amounting to US$86.66m (2005: US$175m) and EUR 70.334m (2005: Nil) that are designated as a hedge of the consolidated entity's investment in ZLB Holdings Inc and ZLB Behring Gmbh. A net foreign exchange loss of $8.5m (2005: gain of $24.6m) was recognised in equity on translation of these borrowings to Australian Dollars.

Included in Interest Bearing Liabilities (refer note 17) as at 30 June 2006, are Bank Loans amounting to EUR 130m (2005: EUR 130m) that are designated as a hedge of the consolidated entity's investment in ZLB Behring GmbH. A net foreign exchange loss of $17.3m (2005: gain of $22.4m) was recognised in equity on translation of these borrowings to Australian Dollars.

Sensitivity analysis

In managing interest rate and currency risks the consolidated entity aims to reduce the impact of short-term fluctuations on the consolidated entity's earnings. However, over the longer-term, permanent changes in foreign exchange and interest rates would give rise to a consolidated entity income statement impact.

At 30 June 2006 it is estimated that a general increase of one percentage point in interest rates would increase/(decrease) the consolidated entity's profit after tax by approximately $1.8m (2005: $1.8m).

It is estimated that a general increase of one percentage point in the value of the Australian Dollar against other currencies would increase/(decrease) the consolidated entity's profit after tax by approximately $3.3m for the year ended 30 June 2006 (2005: $2.6m). The forward exchange contracts have been included in this calculation.

36 Financial Instruments (continued)

Fair values

The fair values, together with the carrying amounts of Financial Asset and Financial Liabilities shown in the balance sheet, are as follows:

Consolidated Entity	Carrying amount 2006 $000	Fair Value 2006 $000	Carrying amount 2005 $000	Fair Value 2005 $000
Financial Assets				
Cash and cash equivalents	753,694	753,694	723,842	723,842
Trade and other receivables	611,352	611,352	573,253	573,253
Other financial assets				
Derivatives	-	-	-	-
Unlisted equity securities	4,728	4,728	4,698	4,698
Managed financial assets	7,872	7,872	11,868	11,868
	1,377,646	1,377,646	1,313,661	1,313,661
Financial Liabilities				
Bank overdraft	5,706	5,706	4,091	4,091
Trade and other payables	388,979	388,979	398,555	398,555
Interest bearing liabilities and borrowings				
Unsecured bank loans	486,922	486,922	458,269	459,287
Unsecured notes	336,470	338,462	324,891	327,225
Deferred cash settlement	188,210	188,210	183,488	183,488
Finance leases	41,521	41,521	40,241	40,241
Other financial liabilities				
Derivatives	-	-	-	-
	1,447,808	1,449,800	1,409,535	1,412,887

There are no unrecognised gains or losses.

Parent Entity	Carrying amount 2006 $000	Fair Value 2006 $000	Carrying amount 2005 $000	Fair Value 2005 $000
Financial Assets				
Cash and cash equivalents	177,290	177,290	461,769	461,769
Trade and other receivables	110,851	110,851	91,324	91,324
Other financial assets				
Derivatives	-	-	-	-
Unlisted equity securities	4,728	4,728	4,698	4,698
Long term deposits	-	-	-	-
Managed financial assets	-	-	-	-
	292,869	292,869	557,791	557,791
Financial Liabilities				
Bank overdraft	-	-	-	-
Trade and other payables	688,999	688,999	595,199	595,199
Interest bearing liabilities and borrowings				
Unsecured bank loans	-	-	-	-
Unsecured notes	-	-	-	-
Deferred cash settlement	-	-	-	-
Finance leases	-	-	-	-
Other financial liabilities				
Derivatives	-	-	-	-
	688,999	688,999	595,199	595,199

There are no unrecognised gains or losses.

The following methods and assumptions were used to determine the net fair values of financial assets and liabilities:

Trade and other receivables / payables

The carrying value of trade and other receivables/payables with a remaining life of less than one year is deemed to reflect its fair value. All other trade and other receivables/payables are discounted to determine fair values.

36 Financial Instruments (continued)

Other financial assets – Derivatives

Forward exchange contracts are either marked to market using listed market prices or by discounting the contractual forward price and deducting the current spot rate. Where discounted cash flows are used, estimated future cash flows are based on the director's best estimate and the discount rate is a market related rate for a similar instrument at the balance sheet date.

Other financial assets – other

Fair value is estimated using valuation techniques including recent arm's length transactions of like assets, discounted cash flow analysis and comparison to fair values of similar financial instruments.

Interest bearing liabilities and borrowings

Fair value is calculated based on the discounted expected future principal and interest cash flows.

Interest bearing liabilities and borrowings – Finance leases

The fair value is estimated as the present value of future cash flows, discounted at market interest rates for homogeneous lease agreements. The estimated fair values reflect change in interest rates.

Credit Risk

Credit risk represents the extent of credit related losses that the consolidated entity may be subject to on amounts to be exchanged under financial instruments contracts or the amount receivable from trade and other debtors. Management has established policies to monitor and limit the exposure to credit risk on an on-going basis.

Transactions involving derivative financial instruments are with counterparties with whom the consolidated entity has a signed netting agreement as well as sound credit ratings. Given their high credit ratings, management does not expect any counterparty to fail to meet its obligations.

The consolidated entity minimises the credit risks associated with trade and other debtors by undertaking transactions with a large number of customers in various countries.

The maximum exposure to credit risk at balance date is the carrying amount, net of any allowance for doubtful debts or impairment, of each financial asset, including derivative financial instruments, in the balance sheet.

The credit quality of financial assets that are neither past due, nor impaired is as follows:

For the year ended 30 June 2006	Financial Institutions	Governments	Hospitals	Buying Groups	Other	Total
Cash and cash equivalents	753,694	-	-	-	-	753,694
Trade and other receivables	1,242	36,104	209,817	170,555	193,634	611,352
Other financial assets	12,600	-	-	-	-	12,600
	767,536	36,104	209,817	170,555	193,634	1,377,646

The consolidated entity has not renegotiated any material collection/repayment terms of any financial assets in the current financial year.

36 **Financial Instruments (continued)**

Credit Risk (continued)

An analysis of trade receivables that are past due and the allowance for doubtful debts is as follows: All other financial assets are less than 30 days overdue.

For the year ended 30 June 2006:	**Not impaired**	**Impaired**	**Allowance for doubtful debts**
Trade and other receivables:			
less than 30 days overdue	357,451	-	-
more than 30 but less than 90 days overdue	84,605	-	-
more than 90 days overdue	82,926	13,744	13,744
	524,982	13,744	13,744

Financial assets are considered impaired where there is objective evidence that the consolidated entity will not be able to collect all amounts due according to the original trade and other receivable terms. An allowance for doubtful debts is created for the difference between the assets carrying amount and the present value of estimated future cashflows. The consolidated entity's trading terms do not generally include the requirement for customers to provide collateral as security for financial assets.

37 Explanation of transition to AIFRSs

As stated in significant accounting policies note 1, these consolidated financial statements are the first prepared in accordance with AIFRSs.

The policies set out in the significant accounting policies section of this report have been applied in preparing the financial statements for the year ended 30 June 2006, the comparative information presented in these financial statements for the year ended 30 June 2005 and in the preparation of an opening AIFRS balance sheet as at 1 July 2004 (the consolidated entity's transition date).

In preparing its opening AIFRS balance sheet, the consolidated entity has adjusted amounts reported previously in financial statements prepared in accordance with its old basis of accounting (AGAAP). An explanation of how the transition from the previous AGAAP to AIFRSs has affected the consolidated entity's financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

(a) Reconciliation of equity reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to equity under Australian equivalents to IFRSs (AIFRS)

i). At the date of transition to AIFRS: 1 July 2004

		Consolidated Entity			Parent Entity		
		Previous AGAAP	Effect of transition to AIFRS	AIFRS	Previous AGAAP	Effect of transition to AIFRS	AIFRS
	Notes	$'000	$'000	$'000	$'000	$'000	$'000
CURRENT ASSETS							
Cash and cash equivalents		114,896	-	114,896	12,700	-	12,700
Trade and other receivables	viii	532,196	31,860	564,056	43,265	3,894	47,159
Inventories		1,352,578	-	1,352,578	66,147	-	66,147
Other	viii	31,860	(31,860)	-	3,894	(3,894)	-
Total Current Assets		2,031,530	-	2,031,530	126,006	-	126,006
NON-CURRENT ASSETS							
Trade and other receivables		6,489	-	6,489	305,109	-	305,109
Other financial assets		8,223	-	8,223	1,204,058	-	1,204,058
Property, plant and equipment		887,017	-	887,017	259,199	-	259,199
Deferred tax assets	v	77,644	192,825	270,469	9,825	(9,825)	-
Intangible assets		859,870	-	859,870	20,000	-	20,000
Other	x	4,610	(4,610)	-	-	-	-
Retirement benefit assets	ii	-	1,026	1,026	-	-	-
Total Non-Current Assets		1,843,853	189,241	2,033,094	1,798,191	(9,825)	1,788,366
TOTAL ASSETS		3,875,383	189,241	4,064,624	1,924,197	(9,825)	1,914,372
CURRENT LIABILITIES							
Trade and other payables		458,502	-	458,502	53,905	-	53,905
Interest-bearing liabilities and borrowings	ix	13,297	(5,353)	7,944	-	-	-
Other financial liabilities		-	-	-	-	-	-
Current tax liabilities		26,903	-	26,903	21,960	-	21,960
Provisions	ix	199,406	5,353	204,759	15,843	-	15,843
Deferred government grants	iv	-	296	296	-	296	296
Total Current Liabilities		698,108	296	698,404	91,708	296	92,004
NON-CURRENT LIABILITIES							
Interest bearing liabilities and borrowings	x,xi	854,347	(13,759)	840,588	-	-	-
Deferred tax liabilities	v	80,577	61,239	141,816	12,699	(2,822)	9,877
Provisions	ii,ix	168,309	(86,023)	82,286	20,712	-	20,712
Deferred government grants	iv	-	204	204	-	204	204
Retirement benefit liabilities	ii	-	116,591	116,591	-	533	533
Total Non-Current Liabilities		1,103,233	78,252	1,181,485	33,411	(2,085)	31,326
TOTAL LIABILITIES		1,801,341	78,548	1,879,889	125,119	(1,789)	123,330
NET ASSETS		2,074,042	110,693	2,184,735	1,799,078	(8,036)	1,791,042
EQUITY							
Contributed equity		1,502,417	-	1,502,417	1,502,417	-	1,502,417
Reserves	xiv	77,373	(76,432)	941	22,824	(21,883)	941
Retained earnings	xv	494,252	187,125	681,377	273,837	13,847	287,684
TOTAL EQUITY		2,074,042	110,693	2,184,735	1,799,078	(8,036)	1,791,042

ii). At the end of the last reporting period under previous AGAAP: 30 June 2005

		Consolidated Entity			Parent Entity		
	Notes	Previous AGAAP $'000	Effect of transition to AIFRS $'000	AIFRS $'000	Previous AGAAP $'000	Effect of transition to AIFRS $'000	AIFRS $'000
CURRENT ASSETS							
Cash and cash equivalents		723,842	-	723,842	461,769	-	461,769
Trade and other receivables	viii	536,983	22,244	559,227	68,864	2,419	71,283
Inventories		946,583	-	946,583	59,451	-	59,451
Other	viii	22,244	(22,244)	-	2,419	(2,419)	-
Other financial assets		-	-	-	-	-	-
Total Current Assets		2,229,652	-	2,229,652	592,503	-	592,503
NON-CURRENT ASSETS							
Trade and other receivables	viii	11,014	3,012	14,026	20,041	-	20,041
Other financial assets	viii	19,578	(3,012)	16,566	1,232,905	-	1,232,905
Property, plant and equipment		769,143	-	769,143	261,402	-	261,402
Deferred tax assets	v	97,414	(20,755)	76,659	10,400	(10,400)	-
Intangible assets	i,vi	744,143	42,292	786,435	20,000	-	20,000
Other	x	3,352	(3,352)	-	-	-	-
Retirement benefit assets	ii	-	50	50	-	-	-
Total Non-Current Assets		1,644,644	18,235	1,662,879	1,544,748	(10,400)	1,534,348
TOTAL ASSETS		3,874,296	18,235	3,892,531	2,137,251	(10,400)	2,126,851
CURRENT LIABILITIES							
Trade and other payables	v	398,555	-	398,555	573,540	21,659	595,199
Interest-bearing liabilities and borrowings	ix	21,861	(6,720)	15,141	-	-	-
Other financial liabilities		-	-	-	-	-	-
Current tax liabilities		37,130	-	37,130	-	-	-
Provisions	ix	75,171	6,720	81,891	17,848	-	17,848
Deferred government grants	iv	-	296	296	-	296	296
Total Current Liabilities		532,717	296	533,013	591,388	21,955	613,343
NON-CURRENT LIABILITIES							
Interest bearing liabilities and borrowings	ix,x	1,003,035	(7,196)	995,839	-	-	-
Deferred tax liabilities	v	106,814	(28,537)	78,277	33,968	(24,010)	9,958
Provisions	ii,ix	157,218	(78,672)	78,546	16,391	-	16,391
Deferred government grants	iv	-	2,664	2,664	-	2,664	2,664
Retirement benefit liabilities	ii	-	95,667	95,667	-	159	159
Total Non-Current Liabilities		1,267,067	(16,074)	1,250,993	50,359	(21,187)	29,172
TOTAL LIABILITIES		1,799,784	(15,778)	1,784,006	641,747	768	642,515
NET ASSETS		2,074,512	34,013	2,108,525	1,495,504	(11,168)	1,484,336
EQUITY							
Contributed equity	iii	1,223,034	432	1,223,466	1,223,034	432	1,223,466
Reserves	xiv	(62,091)	(120,915)	(183,006)	22,824	(20,021)	2,803
Retained earnings	xv	913,569	154,496	1,068,065	249,646	8,421	258,067
TOTAL EQUITY		2,074,512	34,013	2,108,525	1,495,504	(11,168)	1,484,336

(b) Reconciliation of profit under previous AGAAP to profit under Australian equivalents to IFRSs (AIFRS)

i). Reconciliation of profit for the year ended 30 June 2005

		Consolidated Entity			Parent Entity		
	Notes	Previous AGAAP $'000	Effect of transition to AIFRS $'000	AIFRS $'000	Previous AGAAP $'000	Effect of transition to AIFRS $'000	AIFRS $'000
Sales revenue	vi	2,749,934	(140,969)	2,608,965	363,320	-	363,320
Cost of sales	vi,xiii	(1,686,776)	67,943	(1,618,833)	(169,872)	(981)	(170,853)
Gross profit		1,063,158	(73,026)	990,132	193,448	(981)	192,467
Other revenue	iv,vi,xi,	502,976	(461,682)	41,294	33,471	(2,473)	30,998
Research and development expenses	vi	(145,721)	4,763	(140,958)	(59,192)	-	(59,192)
Selling and marketing expenses	vi	(332,336)	7,470	(324,866)	(42,517)	-	(42,517)
General and administration expenses	ii,iii,vi, xi xii,xiii	(174,583)	58,079	(116,504)	(55,577)	(981)	(56,558)
Other expenses – Net assets of discontinued operations	vi	(178,548)	178,548	-	-	-	-
Other expenses	i,vi,xii	(51,366)	51,366	-	-	-	-
Finance costs	vi	(41,640)	2,825	(38,815)	(387)	-	(387)
Profit before income tax expense – continuing operations		641,940	(231,657)	410,283	69,246	(4,435)	64,811
Income tax expense – continuing operations	v	(95,422)	(80,132)	(175,554)	(8,487)	(1,029)	(9,516)
Net Profit after tax from continuing operations		546,518	(311,789)	234,729	60,759	(5,464)	55,295
Net Profit after tax from discontinued operations	6	-	253,045	253,045	-	-	-
Net profit attributable to members of CSL Limited		546,518	(58,744)	487,774	60,759	(5,464)	55,295

(c) Reconciliation of cash flow statement for the year ended 30 June 2005

The adoption of AIFRSs has not resulted in any material adjustments to the cash flow statement.

(d) Adoption of AASB 132 *Financial Instruments: Presentation and Disclosure* and AASB 139 *Financial Instruments: Recognition and Measurement*

The adoption, effective 1 July 2005, of AASB 132 and AASB 139 has not resulted in any material adjustments to the consolidated balance sheet.

(e) Notes to the reconciliations

(i) Goodwill

In accordance with AIFRS, from 1 July 2004 goodwill acquired in a business combination is no longer amortised. Instead goodwill is subject to an annual impairment test focusing on the cash flows of the related cash generating units.

The incremental effect on the balance sheet is as follows:

	Consolidated Entity		Parent Entity	
	1 July 2004	30 June 2005	1 July 2004	30 June 2005
	$'000	$'000	$'000	$'000
Increase *intangible assets*	-	43,052	-	-
(Increase) *deferred tax liabilities*	-	(10,676)	-	-
NET ASSETS	-	32,376	-	-
Decrease *foreign currency translation reserve*	-	1,951	-	-
(Increase) *retained earnings*	-	(34,327)	-	-
TOTAL EQUITY	-	(32,376)	-	-

The incremental effect on the income statement is as follows:

	Year ended 30 June 2005 $'000	Year ended 30 June 2005 $'000
(Decrease) *other expenses*	(45,564)	-
Increase *income tax expense*	11,237	-
NET PROFIT	(34,327)	-

(ii) Employee Benefits

In accordance with AIFRS, actuarial valuations have been used to measure and recognise the net benefit or obligation attributable to current and prior periods of the defined benefit superannuation plans and other retirement benefit plans that the consolidated entity sponsors.

The incremental effect on the balance sheet is as follows:

	Consolidated Entity		Parent Entity	
	1 July 2004	30 June 2005	1 July 2004	30 June 2005
	$'000	$'000	$'000	$'000
Increase *retirement benefit assets*	1,026	50	-	-
Increase *deferred tax assets*	8,229	5,066	160	48
(Increase) *retirement benefit liabilities*	(533)	(159)	(533)	(159)
(Increase) *non-current provisions*	(20,886)	(12,992)	-	-
(Increase) *deferred tax liabilities*	(225)	(11)	-	-
NET ASSETS	(12,389)	(8,046)	(373)	(111)
(Increase) *foreign currency translation reserve*	-	(1,002)	-	-
Decrease *retained earnings*	12,389	9,048	373	111
TOTAL EQUITY	12,389	8,046	373	111

The incremental effect on the income statement is as follows:

	Year ended 30 June 2005 $'000	Year ended 30 June 2005 $'000
(Decrease) *general and administration expenses*	(29,967)	(319)
Increase income tax expense	10,490	95
NET PROFIT	(19,477)	(224)

In addition, in accordance with AASB 119 *Employee Benefits*, Retirement benefit liabilities are presented separately from provision and therefore liabilities recognised in the AGAAP balance sheet have been reclassified as follows:

	Consolidated Entity		Parent Entity	
	1 July 2004	30 June 2005	1 July 2004	30 June 2005
	$'000	$'000	$'000	$'000
Decrease *non-current provisions*	116,058	95,508	-	-
(Increase) *non-current retirement benefit liabilities*	(116,058)	(95,508)	-	-
NET ASSETS	-	-	-	-

(iii) Share-based payments

In accordance with AIFRS, a share based payments expense has been recognised for options, performance rights and share plan arrangements granted after 7 November 2002 that remain unexercised as at 1 January 2005.

The incremental effect on the balance sheet is as follows:

	Consolidated Entity		Parent Entity	
	1 July 2004	30 June 2005	1 July 2004	30 June 2005
	$'000	$'000	$'000	$'000
(Increase) *contributed equity*	-	(432)	-	(432)
(Increase) *share based payments reserve*	(941)	(2,803)	(941)	(2,803)
Decrease *retained earnings*	941	3,235	941	3,235
TOTAL EQUITY	-	-	-	-

The incremental effect on the income statement is as follows:

	Year ended 30 June 2005 $'000	Year ended 30 June 2005 $'000
Increase *general and administration expenses*	2,294	2,294
NET PROFIT	2,294	2,294

(iv) Government Grants

In accordance with AIFRS, where a government grant relates to the acquisition or construction of an asset, the fair value is deferred and released, on a straight-line basis, to the income statement over the expected useful life of the relevant asset.

The incremental effect on the balance sheet is as follows:

	Consolidated Entity		Parent Entity	
	1 July 2004	30 June 2005	1 July 2004	30 June 2005
	$'000	$'000	$'000	$'000
Increase *deferred tax assets*	150	888	150	888
(Increase) *current deferred government grants*	(296)	(296)	(296)	(296)
(Increase) *non-current deferred government grants*	(204)	(2,664)	(204)	(2,664)
NET ASSETS	(350)	(2,072)	(350)	(2,072)
Decrease *retained earnings*	350	2,072	350	2,072
TOTAL EQUITY	350	2,072	350	2,072

The incremental effect on the income statement is as follows:

	Year ended 30 June 2005 $'000	Year ended 30 June 2005 $'000
Decrease *other revenue*	2,460	2,460
(Decrease) *income tax expenses*	(738)	(738)
NET PROFIT	1,722	1,722

(v) Income Taxes

In accordance with AIFRS, the 'balance sheet' approach has been adopted in accounting for income taxes. This requires the identification of temporary differences for each asset and liability. These differences take into consideration the numerous tax jurisdictions in which the consolidated entity operates and the differences in the book and tax bases of assets and liabilities as a result of the acquisition of Aventis Behring which under AGAAP were treated as permanent differences. The increase in the net deferred tax asset at the transition date is primarily due to AASB 112 requiring the consolidated entity to recognise a deferred tax asset in respect of the unrealised portion of the discount on acquisition and other adjustments from the Aventis Behring acquisition that remain in the balance sheet at the date of transition. The subsequent movement under AIFRS at 30 June 2005 is primarily due to this deferred tax asset decreasing and flowing through the tax expense line as the assets and liabilities with differences in bases are realised. Such a deferred tax asset is not recognised under AGAAP.

In addition, in accordance with AASB 112 *Income Tax*, deferred tax assets and deferred tax liabilities of the same taxable entity/group are required to be set-off if they relate to income taxes levied by the same taxation authority and the entity/group has a legally enforceable right to set-off current tax assets against current tax liabilities.

The incremental effect on the balance sheet is as follows:

	Consolidated Entity		Parent Entity	
	1 July 2004	30 June 2005	1 July 2004	30 June 2005
	$'000	$'000	$'000	$'000
Increase/(decrease) *deferred tax assets*	184,446	(26,709)	(10,135)	(11,336)
(Increase)/decrease *deferred tax liabilities*	(61,014)	39,224	2,822	24,010
(Increase)/decrease *current trade and other payables*	-	-	-	(21,659)
NET ASSETS	123,432	12,515	(7,313)	(8,985)
Decrease *foreign currency translation reserve*	-	14,345	-	-
(Increase)/decrease *retained earnings*	(123,432)	(26,860)	7,313	8,985
TOTAL EQUITY	(123,432)	(12,515)	7,313	8,985

The incremental effect on the income statement is as follows:

	Year ended 30 June 2005 $'000	Year ended 30 June 2005 $'000
Increase *income tax expenses (non-cash)*	96,572	1,672
NET PROFIT	96,572	1,672

	Consolidated Entity		Parent Entity	
	1 July 2004	30 June 2005	1 July 2004	30 June 2005
	$'000	$'000	$'000	$'000
Deferred tax assets				
- balance sheet approach / set-off (above)	184,446	(26,709)	(10,135)	(11,336)
- employee benefits (note ii)	8,229	5,066	160	48
- government grants (note iv)	150	888	150	888
	192,825	(20,755)	(9,825)	(10,400)
Deferred tax liabilities				
- balance sheet approach / set-off (above)	(61,014)	39,224	2,822	24,010
- goodwill (note i)	-	(10,576)	-	-
- employee benefits (note ii)	(225)	(11)	-	-
	(61,239)	28,637	2,822	24,010

The total incremental effect on the income statement arising from transition to AIFRS is as follows:

	Year ended 30 June 2005 $'000	Year ended 30 June 2005 $'000
Income tax expense – continuing operations		
- balance sheet approach (above)	96,572	1,672
- goodwill (note i)	11,237	-
- employee benefits (note ii)	10,490	95
- government grants (note iv)	(738)	(738)
- discontinued operations (note vi)	(37,429)	-
	80,132	1,029

(vi) Profit on sale of business unit

In accordance with AIFRS, on disposal of a business unit, the portion of the balance of the foreign currency translation reserve that relates to the business unit being disposed must be recognised in the income statement as part of the gain or loss on disposal. The gain or loss on disposal is also recalculated to incorporate the impact of the non-amortisation of goodwill as noted above.

The incremental effect on the balance sheet is as follows:

	Consolidated Entity		Parent Entity	
	1 July 2004 $'000	30 June 2005 $'000	1 July 2004 $'000	30 June 2005 $'000
(Decrease) *intangible assets*	-	(760)	-	-
NET ASSETS	-	(760)	-	-
(Increase) *foreign currency translation reserve*	-	(11,200)	-	-
Decrease *retained earnings*	-	11,960	-	-
TOTAL EQUITY	-	760	-	-

The incremental effect on the income statement is as follows:

	Year ended 30 June 2005 $'000	Year ended 30 June 2005 $'000
(Increase) *other expenses*	(796)	-
(Decrease) *net profit from discontinued operations*	(11,164)	-
NET PROFIT	(11,960)	-

In addition, in accordance with AASB 5 Non-current assets Held for Sale and Discontinued Operations, the results of a disposed business unit and the profit on the sale of that business unit are removed from results from continuing operations and separately disclosed. The effect of this is as follows:

	Year ended 30 June 2005 $'000	Year ended 30 June 2005 $'000
Decrease *sales revenue*	140,969	-
(Decrease) *cost of sales*	(94,091)	-
Decrease *other revenue*	458,510	-
(Decrease) *research and development expenses*	(4,763)	-
(Decrease) *selling and marketing expenses*	(7,470)	-
(Decrease) *general and administration expenses*	(9,348)	-
(Decrease) *other expenses – net assets of discontinued operations*	(178,548)	-
(Decrease) *other expenses*	(796)	-
(Decrease) *finance costs*	(2,025)	-
(Decrease) *income tax expense – continuing operations*	(37,429)	-
(Increase) *net profit after tax from discontinued operations*	(264,209)	-
NET PROFIT	-	-

(vi) Foreign currency translation reserve: cumulative translation differences

In accordance with an exemption provided by AASB 1, the consolidated entity has deemed that the cumulative translation differences for all foreign subsidiaries at the date of transition to AIFRS be reset to $Nil. Accordingly the opening balance and subsequent foreign currency reserve transfers have been adjusted.

The effect on the balance sheet is as follows:

	Consolidated Entity		Parent Entity	
	1 July 2004	30 June 2005	1 July 2004	30 June 2005
	$'000	$'000	$'000	$'000
Decrease *foreign currency translation reserve*	54,536	96,787	-	-
(Increase) *retained earnings*	(54,536)	(96,787)	-	-
TOTAL EQUITY	-	-	-	-

There is no effect on the income statement.

(vii) Land and Buildings

In accordance with an exemption provided by AASB 1, the consolidated entity has elected to use a previous AGAAP revaluation of land and buildings as deemed cost. Accordingly, the balance of the asset revaluation reserve has been transferred to retained earnings.

The effect on the balance sheet is as follows:

	Consolidated Entity		Parent Entity	
	1 July 2004	30 June 2005	1 July 2004	30 June 2005
	$'000	$'000	$'000	$'000
Decrease asset *revaluation reserve*	22,837	22,837	22,824	22,824
(Increase) *retained earnings*	(22,837)	(22,837)	(22,824)	(22,824)
TOTAL EQUITY	-	-	-	-

There is no effect on the income statement.

(viii) AIFRS presentational adjustment – Prepayments and other receivables

In accordance with AASB 101 *Presentation of Financial Statements* Prepayments and Long term deposits have been reclassified from *Other assets* and *Other financial assets* to *Trade and other receivables* as follows:

	Consolidated Entity		Parent Entity	
	1 July 2004	30 June 2005	1 July 2004	30 June 2005
	$'000	$'000	$'000	$'000
Increase current *trade and other receivables*	31,860	22,244	3,894	2,419
(Decrease) *other assets*	(31,860)	(22,244)	(3,894)	(2,419)
Increase non-current *trade and other receivables*	-	3,012	-	-
(Decrease) *other financial assets*	-	(3,012)	-	-
NET ASSETS	-	-	-	-

(ix) AIFRS presentational adjustment – Surplus lease space provisions

In accordance with AASB 101 *Presentation of Financial Statements* Surplus lease space provisions have been reclassified from Interest bearing liabilities to Provisions as follows:

	Consolidated Entity		Parent Entity	
	1 July 2004	30 June 2005	1 July 2004	30 June 2005
	$'000	$'000	$'000	$'000
Decrease *current interest bearing liabilities*	5,353	6,720	-	-
(Increase) *current provisions*	(5,353)	(6,720)	-	-
Decrease *non-current interest bearing liabilities*	9,149	3,844	-	-

(Increase) *non-current provisions*	(9,149)	(3,844)	-	-
NET ASSETS	-	-	-	-

(x) AIFRS presentational adjustment – Borrowing costs

In accordance with AASB 101 *Presentation of Financial Statements* Deferred borrowing costs are included within the carrying value of interest bearing liabilities and therefore the following adjustment has been made:

	Consolidated Entity		Parent Entity	
	1 July 2004	30 June 2005	1 July 2004	30 June 2005
	$'000	$'000	$'000	$'000
(Decrease) *non-current other assets*	(4,610)	(3,352)	-	-
Decrease *non-current interest bearing liabilities and borrowings*	4,610	3,352	-	-
NET ASSETS	-	-	-	-

(xi) AIFRS presentational adjustment – Other Revenue

In accordance with AASB 101 *Presentation of Financial Statements* items previously shown gross in Other Revenue are off-set with their associated costs and shown in either other income or expenses. The effect of this is as follows:

	Year ended 30 June 2005 $'000	Year ended 30 June 2005 $'000
Decrease *other revenue*	712	13
(Decrease) *general and administration expenses*	(712)	(13)
NET PROFIT	-	-

(xii) AIFRS presentational adjustment – Other Expenses

In accordance with AASB 101 Presentation of Financial Statements, the category of other expenses has been eliminated and items have been reclassified to general and administration expenses as follows:

	Year ended 30 June 2005 $'000	Year ended 30 June 2005 $'000
Increase *general and administration expenses*	5,802	-
(Decrease) *other expenses*	(5,802)	-
NET PROFIT	-	-

(xiii) AIFRS presentational adjustment – Inventory write-downs

In accordance with AASB 101 *Presentation of Financial Statements*, inventory write-downs (to net realisable value) have been reclassified from general and administration expenses to cost of sales. The effect of this is as follows:

	Year ended 30 June 2005 $'000	Year ended 30 June 2005 $'000
Increase *cost of sales*	26,148	981
(Decrease) *general and administration expenses*	(26,148)	(981)
NET PROFIT	-	-

(xiv) Reserves

The total incremental effect on Reserves of the above noted adjustments is as follows:

	Consolidated Entity		Parent Entity	
	1 July 2004	30 June 2005	1 July 2004	30 June 2005
	$'000	$'000	$'000	$'000
Reserves				
- goodwill (note i)	-	1,951	-	-
- employee benefits (note ii)	-	(1,002)	-	-
- share-based payments (note iii)	(941)	(2,803)	(941)	(2,803)
- income taxes (note v)	-	14,345	-	-
- profit on sale of business unit (note vi)	-	(11,200)	-	-
- foreign currency translation reserve: cumulative translation differences (note vii)	54,536	96,787	-	-
- land and buildings (note viii)	22,837	22,837	22,824	22,824
	76,432	120,915	21,883	20,021

(xv) Retained earnings

The total incremental effect on Retained earnings of the above noted adjustments is as follows:

	Consolidated Entity		Parent Entity	
	1 July 2004	30 June 2005	1 July 2004	30 June 2005
	$'000	$'000	$'000	$'000
Retained earnings				
- goodwill (note i)	-	(34,327)	-	-
- employee benefits (note ii)	12,389	9,048	373	111
- share-based payments (note iii)	941	3,235	941	3,235
- government grants (note iv)	350	2,072	350	2,072
- income taxes (note v)	(123,432)	(26,860)	7,313	8,985
- profit on sale of business unit (note vi)	-	11,960	-	-
- foreign currency translation reserve: cumulative translation differences (note vii)	(54,536)	(96,787)	-	-
- land and buildings (note viii)	(22,837)	(22,837)	(22,824)	(22,824)
	(187,125)	(154,496)	(13,847)	(8,421)

CSL Limited and its controlled entities
Directors' Declaration

(1) In the opinion of the Directors:

(a) the financial report, and the additional disclosures included in the directors' report designated as audited, of the company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2006 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards and Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

(2) This declaration has been made after receiving the declarations required to be made to the directors in accordance with section 295A of the Corporations Act 2001 for the financial period ending 30 June 2006.

(3) In the opinion of the Directors, as at the date of this declaration, there are reasonable grounds to believe that the members of the Closed Group identified in note 33 will be able to meet any obligations or liabilities to which they are or may become subject, by virtue of the Deed of Cross Guarantee dated 20 June 1995.

Made in accordance with a resolution of the directors.

Peter H Wade
Chairman

Brian A McNamee
Managing Director

Melbourne
23 August 2006

ERNST & YOUNG

■ Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

■ Tel 61 3 9288 8000
Fax 61 3 8650 7777

Independent audit report to members of CSL Limited

Scope

The financial report, remuneration disclosures and directors' responsibility

The financial report comprises the income statement, balance sheet, statement of recognised income and expense, cash flow statement, accompanying notes to the financial statements, and the directors' declaration for CSL Limited (the company) and the consolidated entity, for the year ended 30 June 2006. The consolidated entity comprises both the company and the entities it controlled during that year.

The company has disclosed information as required by paragraphs Aus 25.4 to Aus 25.7.2 of Accounting Standard 124 *Related Party Disclosures* ("remuneration disclosures"), under the heading "Remuneration Report" on pages 3 to 16 of the directors' report, as permitted by Corporations Regulation 2M.6.04.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for the remuneration disclosures contained in the directors' report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with Accounting Standard AASB 124 *Related Party Disclosures*. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows and whether the remuneration disclosures comply with Accounting Standard AASB 124 *Related Party Disclosures*.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and the remuneration disclosures; and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report and the remuneration disclosures. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence
We are independent of the company and the consolidated entity and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the Directors' Report.

Audit opinion
In our opinion:

1. the financial report of CSL Limited is in accordance with:

(a) the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the financial position of CSL Limited and the consolidated entity at 30 June 2006 and of their performance for the year ended on that date; and

  (ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

2. the remuneration disclosures that are contained on pages 3 to 16 of the directors' report comply with Accounting Standard AASB 124 *Related Party Disclosures*.

Ernst & Young

Ivan Wingreen
Partner
Melbourne
23 August 2006

CSL Limited
2006 Full Year Result
23 August 2006

CSL

Disclaimer

Forward looking statements

The forward looking statements included in these materials involve subjective judgment and analysis and are subject to significant uncertainties, risks, and contingencies, many of which are outside the control of, and are unknown to, CSL. In particular, they speak only as of the date of these materials, they assume the success of CSL's business strategies, and they are subject to significant regulatory, business, competitive and economic uncertainties and risks.

No representation, warranty or assurance (express or implied) is given or made in relation to any forward looking statement by any person (including CSL). In particular, no representation, warranty or assurance (express or implied) is given in relation to any underlying assumption or that any forward looking statement will be achieved. Actual future events may vary materially from the forward looking statements and the assumptions on which the forward looking statements are based. Given these uncertainties, readers are cautioned to not place undue reliance on such forward looking statements.

Subject to any continuing obligations under applicable law or any relevant listing rules of the ASX, CSL disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements in these materials to reflect any change in expectations in relation to any forward looking statements or any change in events, conditions or circumstances on which any such statement is based. Nothing in these materials shall under any circumstances create an implication that there has been no change in the affairs of CSL since the date of these materials.

Highlights

Financial*

- NPAT from continuing operations from $235m to $351m
- Strong operating cashflow $522m
- EPS from continuing operations 193 cents up 61%
- Total dividend 68 cents
  - Final dividend 40 cents (unfranked)

Global Sales $2.85bn


Rest of World 13%
North America 33%
Australia 10%
Asia 9%
Europe 35%

CSL

* *Financial comparisons are made on a A-IFRS basis unless stated otherwise.*

Key Operational Highlights

- GARDASIL® approved by FDA & TGA
- Globalisation of influenza vaccine strategy announced
  - Plans to double manufacturing capacity
- CSL Behring margin expansion
- Vivaglobin® (Subcutaneous Ig) approved by FDA
- Proposal to acquire Zenyth Therapeutics
- Naming alignment

CSL

Financial Performance
Continuing Operations (A-IFRS)

	Fiscal 2006 A$M	Fiscal 2005 A$M	Change 2005 v 2006
Sales	2,849	2,609	9%
EBITDA	631	555	14%
EBIT	515	432	19%
NPAT	351	235	49%
EPS	$1.93	$1.20	61%
CFO	522	577	(10)%
DPS *Ord*	68c	47c*	45%

** Excludes special dividend of 10 cents per share*

CSL

Human Health
Business Unit Performance

CSL Behring

Other Human Health

- CSL Bioplasma
- CSL Biotherapies
- CSL research & development

CSL

CSL Behring

- Sales A$2,446m (US$1,826m)
- EBIT A$498m, EBITDA A$583
- Operations
  - Robust sales growth (up 10% in USD terms)
  - Strong integration benefits and operational efficiencies
  - Demand for core products solid
  - Continuing growth of specialty products
  - Vivaglobin® launched
  - Increasing plasma collections to meet sales demand
  - Capital program commenced on chromatographic 10% liquid IVIG and filling line at Bern facility

CSL

Acquired Inventory benefit replaced



$Am
CSL Behring EBITA
600
500
400
300
200
100
0
$396m
Inventory Benefit $155m
(Excludes inv. Benefit)
+ 29%
$509m
$49m
(Excludes inv. Benefit)
2005
2006

- Integration synergies
- Operational efficiencies
- Margin expansion
- Sales growth
- Price recovery

CSL

CSL Behring Sales – Therapy Group



2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
US$1,656m
+10%
US$1,826m
Other
Immuno-globulins
Wound H
Critical Care
pdCoag
rFVIII
Jun 05
Jun 06

Sales for the 12 month period

Highlights

- IVIG price recovery
- Albumin supply in balance resulting in price improvement
- vWF - solid 7% growth approx. 60% of pdFVIII
- Helixate® sales up 10%

CSL

Plasma supply secure

Source plasma

- 73 collection centres meeting ZLB Behring plasma requirements
- Approx. 70% of throughput derived from source plasma
- Modest stock increase in FY2007 reflecting normalised supply chain and discontinuation of ARC toll fractionation
- Modest fee increase necessary

Recovered plasma

- 5 year agreement with Blood Centres of America

Meeting demand for immunoglobulins

- Increased plasma collection
- Capital investment and new capacity
- New formulations and sources of supply (e.g., Vivaglobin®)

U.S. Dept. of Health and Human Services August 2005

"...we do not find evidence of an overall shortage of IGIV at present, or indications of an impending shortage"

Congressional Testimony of CMS on July 13, 2006

"There is sufficient supply of IVIG."

CSL

Entering a period of stable industry growth

The last decade has been one of challenges for the industry

- GMP compliance issues causing plant closures and a surge in IVIg prices
- People with haemophilia switching from pdFVIII to rFVIII
- Over-ambitious expansion plans
- A decade of roller coaster prices

The industry has reached a position of stability

- Consolidation leading to global players accessing the US market
- Vertical integration of plasma supply and fractionation

Stable demand conditions

- Continued steady growth in IVIG usage across the globe
- No new surprises in albumin and pdFVIII

In the absence of shocks expect the industry to stay on the same stable growth path

Profitable litre objective for Margin expansion



Fibrin-
ogen
Wound
Healing
Inhibitors
Beriplex
API
Immunoglobulins
Albumin
Specialty
products
Core
products
Revenue per liter
Litres PEQ

New markets
New indications

CSL

CSL Behring

Outlook for FY2007 - stable to favourable market conditions

Margin expansion driven by:

- Sales growth approx. 5%
  - Higher for core products
- Optimizing IG portfolio
  - Carimune® volume and price improvement
  - Full year of Vivaglobin® sales
  - Liquid sales in Europe
- Operational efficiencies
- Specialty product growth
- Chromatographic Liquid in US a high priority

CSL

CSL Bioplasma

Sales $191m (down 8%)

Australian Business

- Improved Intragam® P yield > 5g/l
- Recombinant policy change toward haemophilia reduces plasma derived coagulation sales
- AUSFTA – Flood committee to report by 1 Jan 2007

Asian Business

- Continued strong demand for Albumin throughout region

CSL

CSL Biotherapies

Sales $212m (+3%)

- Influenza sales increased from $48m to $70m
  - Largely growth in Northern hemisphere sales
- Generic competition, vaccine program completion and product deletion impacting sales
- GARDASIL®
  - TGA approval for females aged 9-26 years and males aged 9-15 years
- Exclusive marketing rights in Australia & NZ

Merck agreement for new and existing vaccines

- New include ZOSTAVAX™, RotaTeq®, ProQuad®

CSL

Globalisation of influenza vaccine

- Plant expansion commenced – 40m doses per season
- Supply agreement with Australia & New Zealand
- Approval to supply bulk to Korea
- US trial fully recruited – 1,400 patients
- Initial launch planned for 2007-08 winter season – requires accelerated approval
- Pandemic Influenza Vaccine – H5N1
  - Human clinical trial 1 compete – encouraging results
  - Second trial underway exploring response to higher doses of antigen in a broader age group

CSL

R&D Highlights - Growth Strategy


Global Specialty Bio-pharmaceutical
• HPV royalties
• GARDASIL® (Aust)
• Influenza vaccine
• Improved products
• Market Development
• ISCOMATRIX® adjuvant
• Novel Biotech products

CSL

R&D Highlights – Investment


$Am
180
150
120
90
60
30
0
$141m
$161m
New Product Development
Market Development
Life Cycle Management
FY2005
FY2006

CSL

HPV GARDASIL®

- US FDA approves Merck's GARDASIL®
- Unanimous ACIP recommendation
  - GARDASIL® should be administered to females:
  - aged 11 – 12 years old;
  - aged 13-26 years old, who have not previously been vaccinated: and
  - aged 9-10 years old at the discretion of their doctor.
- C'tee for Medicinal Products for Human Use in Europe recommends GARDASIL® approval
- Royalty to CSL approx. 7%

CSL

R&D Highlights – Life Cycle Management

Immunology

- FDA approval of Vivaglobin®
- Chromatographic 10% liquid immunoglobulin trials complete in PID and ITP
- US 12% liquid application under FDA review
  - Successfully marketed in Europe

Coagulation

- Surgical study for Humate®/Haemate® complete
  - BLA supplement submitted to the FDA

CSL Bioplasma

- IgNextGen – IVIG 10% liquid & SCIG on track to start clinical trials in 2007
- Biostate® - vWD clinical trial progressing

CSL

R&D Highlights – Market Development

Immunology

- Clinical use of immunoglobulins in autoimmunity

Critical Care

- Berinert® *(C1 esterase inhibitor)*
  - PhIII efficacy study in progress for US FDA registration
- Beriplex *(prothrombin complex)*
  - PhIII efficacy study in progress for EU registration

Influenza

- USA and Asia clinical development
- Europe registrations
- FDA compliance at Parkville

CSL

R&D Highlights – New Product Development

ISCOMATRIX® adjuvant

- Demonstrate utility in infection and cancer
  - Pilot projects: NY-ESO-1, HCV, HPV therapeutic, Influenza
- "Industrialise"
  - Establish manufacture and scale-up
  - Facilities at Kankakee
- Multiple partners and applications
  - Merck and others
- Evaluate best use in-house
  - HPV Therapeutic
  - Influenza
- Licensing of pilot antigens
  - NY-ESO-1 (LICR) to GSK

CSL

R&D Highlights – New Product Development

rHDL for Acute Coronary Syndromes

- PhII clinical trial results by early 2007

Recombinant Antibodies for Cancer and Inflammation

- TLA on track for clinical testing early 2007
- Early stage Australian sourced opportunities
- Mammalian cell production facilities
- Evogenics and other technology licenses
- Complementary Zenyth acquisition

CSL

R&D Highlights - Zenyth


Strategic Review
Due Diligence
Integration Planning
Integration
MID signing 17July
Shareholder Vote early Oct

- Complements CSL's recombinant antibody interests
- Broadens portfolio of early stage R&D projects in CSL's field of research: cancer, immunology and inflammation
- Melbourne based company
- High quality partners and collaborators
- Incremental investment likely to contribute to future value creation

Human Health - Other

Outlook for FY2007

Revenues up approx. 5-8%

- Australian launch of GARDASIL®

EBIT reduction approx. $10m

- Investing in the internationalisation of Flu
- Costs associated with launch of Merck vaccines
- Increased R&D spend

Financial Detail

CSL

A - IFRS

Reconciliation of 2005 Net Profit

Consistent with previous guidance

	A$m
Net profit (AIFRS)	**487.8**
• Amortisation expense	
• Employee benefit expense	
• Profit on sale of business unit	
• Share based payment expense	
• Other revenue - Govt. grants	
• Income tax expense	
Net profit (AGAAP)	**546.5**

CSL

NPAT growth from continuing operations



A$M
400
350
300
250
200
150
100
50
0
$235m
$351m
2005
2006

CSL

Replacing Inventory benefit - EBIT



US$M
140
120
100
80
60
40
20
0
US$117m
(A$157m)
(Inventory benefit NPAT US$73m)
US$37m
(A$50m)
(US$23m)
2005
2006

CSL

Synergy, efficiency and growth replacing residual inventory benefit in FY2007



140
120
100
80
60
40
20
0
EBIT US$M
US$117m
(A$157m)
(Inventory benefit NPAT)
US$37m
(A$50m)
US$9m
(A$12m)
2005
2006
2007

CSL

Managing Working Capital



$M
1,600
1,400
1,200
1,000
800
600
400
200
0
Inventory
Cash Flow from Operations
Jun-04
Jun-05
Jun-06

- Inventory acquired successfully managed down
- Production balanced with demand
- Inventory, working capital and cashflow will fluctuate in line with business growth

Strong Balance Sheet

Cash Flow from Operations $522m

- Modest benefit from acquired inventory sales (approx. $50m)
- LY $577m boosted by approx. $200m acquired inventory sales

	2006	2005
Working Capital		
• Inventory Turns	1.77	1.47
• Days Debtors	65.5	65.8
Financial Leverage		
• Net Debt*	643	287
• Interest Cover (times)	32.1	19.8
• Net Debt* to net debt plus equity	24.4%	12.0%

** Includes contingent provision*

CSL

Investing for Growth

	Capex $Am	Comment
Chromatographic 10% liquid IVIG	50	Majority of remaining spend in 2007
Influenza manufacturing	80	Balance of spend split between 07 & 08
Filling Line	20	
ISCOMATRIX ®	20	Leverages existing infrastructure
R&D Investments	10	
Major projects	180	

- *Approved programs – expenditure across a number of years*

CSL

Foreign Exchange

Forecast Rates FY06/07

Translation

- AUD/USD 0.75
- AUD/EUR 0.63
- AUD/CHF 0.94

Sensitivity

10% movement in $A relative to basket = +/- $39m NPAT

Transaction

- USD/CHF 1.25
- USD/EUR 0.84

10% movement in $USD relative to basket = +/- $15m NPAT

Net exposure reduced with natural hedges

CSL

Tax

- Est. 2006/07 effective tax rate between 30% & 35%
- Consistent with previous guidance
- Multiple tax jurisdictions
- *In recognition of our continued investment in Bern, and in particular the Chromatographic Liquid IVIG facility and the commitment by CSL to retain Bern as its center of excellence for IVIG and related R&D activity, the Canton of Bern has revised our tax holiday in order that the benefits to ZLB are matched with the significant investment in, and sales from, the new facility.*
- *This results in no Canton tax support during the years 2005/06 to 2007/08 (3 years) with benefits from the tax holiday recommencing from financial year 2008.*

CSL

Group Outlook for FY2007*

- Total revenue growth approx. 6%
  - GARDASIL® Royalty** approx. $40 - $50m
- R&D spend up 10%
- EBIT growth approx. 20%
- EPS growth in the range of 15% – 20%
- Capex approx. $140m
- Dividends not significantly franked

* *Subject to currency fluctuation, material price movements in core plasma products, GARDASIL royalty, impact of Zenyth acquisition and effective tax rate*

** *CSL estimate only*

Board Changes

- Peter Wade retiring before AGM
  - 20 year commitment to growth of CSL – seven years as chairman
- Elizabeth Alexander
  - New Chairman
  - Appointed to Board in 1991 – 15 years experience
- Dr Arthur Webster
  - Not seeking re-election at the AGM
- Professor John Shine
  - New Director
  - Executive Director of the Garvan Institute of Medical Research

Growth Strategy



Global Specialty Bio-pharmaceutical
• HPV royalties
• GARDASIL® (Aust)
• Influenza vaccine
• Improved products
• Market Development
• ISCOMATRIX® adjuvant
• Novel Biotech products
Research & Development

CSL

Appendix

CSL

Group Results[1][5]

Full year ended June	2006 $m	2005 $m	Change %
Sales	**2,848.9**	**2,609.0**	
Other Revenue	54.6	41.3	
Total Revenue	**2,903.5**	**2,650.3**	**10%**
Earnings before Interest, Tax, Depreciation & Amortisation	**631.1**	**554.6**	**14%**
Depreciation/Amortisation	116.1	122.4	
Earnings before Interest and Tax	**515.0**	**432.2**	**19%**
Net Interest Expense	16.0	21.9	
Tax Expense	148.1	175.6	
Net Profit after tax from continuing operations	**350.9**	**234.7**	**49%**
Net Profit after tax from discontinued operations [4]	-	253.1	
Net Loss after tax from contingent consideration[2]	(233.5)	-	
Net Profit after contingent consideration & discontinued operations	**117.4**	**487.8**	**(76%)**
Total Ordinary Dividends (cents)	68.0	47.0	45%
Final Dividend (cents) [3]	40.0	30.0	
Basic EPS (cents) from continuting operations	192.8	119.8	61%

CSL

Group Results - Notes

(1) *The company's results for the year ended 30 June 2006 are reported in accordance with the Australian Equivalents to International Financial Reporting Standards (A-IFRS). The comparative period ended 30 June 2005 has also been restated in accordance with the introduction of the new standard. A detailed reconciliation can be found in note 37 to the financial statements.*

(2) *Provision for contingent payment arising from the acquisition of Aventis Behring.*
CSL agreed to pay US$250 million to Aventis (now Sanofi - Aventis) if CSL's share price moved above $35 dollars and remained above that price for 60 consecutive trading days during the period 27 September 2007 and 26 March 2008. CSL retains the option to issues shares in CSL in lieu of cash.

(3) *For Australian dividend withholding tax purposes, the dividend will be declared to be wholly conduit foreign income in the dividend statement. Under Australian taxation law, dividends that are conduit foreign income are exempt from Australian dividend withholding tax when paid to non-residents of Australia.*

(4) *After tax proceeds from the sale of JRH together with its earnings contribution during FY2005.*

(5) *Adjusted for the provision for the continent payment arising from the acquisition of Aventis Behring and the after tax proceeds from the sale of JRH together with its earnings contribution during FY2005.*

CSL

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Application for Reinstatement to List of Companies

Claiming the Exemption Pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934, as amended

CSL LIMITED

(SEC File No. 82-03785)

APPENDIX B

VOLUME IV of VI

ASX Announcement: On-Market Buy-Back - Notice of Cancellation of Shares, September 12, 2005

CSL Limited
Biopharmaceuticals for Life™

12 September 2005

Company Announcements Platform
Australian Stock Exchange Limited
530 Collins Street
MELBOURNE VIC 3000

Dear Sir/Madam

ASX ANNOUNCEMENT
ON-MARKET BUY-BACK - NOTICE OF CANCELLATION OF SHARES

In accordance with ASX Listing Rule 3.8A, attached is an ASIC Form 484 lodged with ASIC relating to the cancellation of shares bought back by CSL Limited under its on-market buy-back program cancelled during the period 15 August to 8 September 2005.

Yours faithfully

Peter Turvey
COMPANY SECRETARY

Australian Securities &
Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name – officeholders or members
A3 Change – ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name: CSL Limited

ACN/ABN: 051 588 348

Corporate key: 22 306 369

Lodgement details

Who should ASIC contact if there is a query about this form?

Name: Allens Arthur Robinson

ASIC registered agent number (if applicable): 2552 - Melbourne

Telephone number: 61 3 9614 1011

Postal address:
GPO Box 1776Q
Melbourne VIC 3001

Total number of pages including this cover sheet: 6

Please provide an estimate of the time taken to complete this form. ___ hrs ___ mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name: Peter Turvey

Capacity

☐ Director

☒ Company secretary

Signature

Date signed

[D D] / [M M] / [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

pybm M0111755184v1 305447175

Section C **completion guide**

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares, just the share class code

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 – Cancellation of shares	C2 – Issue of shares	C3 – Change to share structure table	C4 – Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ If in response to the Annual company statement	Not required	✓	✓	✓
☐ If not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ If in response to the Annual company statement	✓	Not required	✓	✓
☒ If not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ If in response to the Annual company statement	Not required	Not required	Not required	✓
☐ If not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ If in response to the Annual company statement	Not required	Not required	✓	✓
☐ If not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ If in response to the Annual company statement	Not required	Not required	Not required	✓
☐ If not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares – **S.254J**

- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction – **S.256A - S.256E**

- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place.

Share buy-back – **ss.257H(3)**

- ☐ Minimum holding buy-back by listed company
- ☒ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

☐ Forfeited shares – **S.258D**

Shares returned to a public company – **ss.258E(2) & (3)**

- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ **Other**

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	1,639,741	$56,894,265.56
The above shares were cancelled during the period 15 August - 8 September 2005 (inclusive).		

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

15/08/05
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐ ☐ / ☐ ☐ / ☐ ☐
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

If yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

If no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐ ☐ / ☐ ☐ / ☐ ☐
[D D] [M M] [Y Y]

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☐ No

pybm M0111755184v1 305447175

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change

[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by ...(number)	Shares decreased by ...(number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

[D D] / [M M] / [Y Y]

C4 Continued... **Further changes to the register of members**

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

The changes are

Share class Code	Shares increased by ...(number)	Shares decreased by ...(number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

pybm M0111755184v1 305447175

ASX Announcement: Completion of On-Market Buy-Back/Daily and Final Share Buy-Back Notices, September 20, 2005

CSL Limited
Biopharmaceuticals for Life™

20 September 2005

ASX Announcement

Completion of On-Market Buy-Back

CSL Limited announces that it has now completed its on-market buy-back of 8 million ordinary shares. In this regard, attached is:

- an Appendix 3E relating to the last on-market acquisitions which occurred yesterday; and
- an Appendix 3F, final share buy-back notice.

Peter Turvey
COMPANY SECRETARY

Phone: +61 3 9389 1911
CSL Limited (ABN 99 051 588 348)
45 Poplar Road Parkville Victoria 3052 Australia
Fax: +61 3 9387 8454

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
CSL Limited	**99 051 588 348**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On-Market**
2	Date Appendix 3C was given to ASX	**28 June 2005**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	**7,268,459**	**731,541**
4	Total consideration paid or payable for the shares	**$254,767,756.45**	**$26,492,025.77**

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: **$36.05** date: **14 September 2005** lowest price paid: **$34.25** date: **2 August 2005**	highest price paid: **$36.44** lowest price paid: **$35.75** highest price allowed under rule 7.33: **$37.4115**

Participation by directors

6	Deleted 30/9/2001.	**N/A**

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	**ZERO**

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: **20 September 2005**
(Company Secretary)

Print name: **Peter Turvey**

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3F

Final share buy-back notice
(*except* minimum holding buy-back)

Introduced 1/9/99. Origin: Appendices 7D and 7E. Amended 30/9/2001

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
CSL Limited	**99 051 588 348**

We (the entity) give ASX the following information.

Description of buy-back

1	Type of buy-back	**On-market**

Details of all shares bought back

2	Number of shares bought back	**8,000,000**
3	Total consideration paid or payable for the shares	**$281,259,782.22**
4	If buy-back is an on-market buy-back - highest and lowest price paid	highest price: **$36.44** date: **19 September 2005** lowest price: **$34.25** date: **2 August 2005**

+ See chapter 19 for defined terms.

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: **20 September 2005**
(Director/Company secretary)

Print name: **Peter Turvey**

== == == == ==

Form 484 – Notice of Cancellation of Shares, October 3, 2005

CSL Limited
Biopharmaceuticals for Life™

3 October 2005

Company Announcements Platform
Australian Stock Exchange Limited
530 Collins Street
MELBOURNE VIC 3000

Dear Sir/Madam

ASX ANNOUNCEMENT
ON-MARKET BUY-BACK - NOTICE OF CANCELLATION OF SHARES

In accordance with ASX Listing Rule 3.8A, attached is an ASIC Form 484 lodged with ASIC relating to the cancellation during the period 9 September to 22 September 2005 of shares bought back by CSL Limited under its on-market buy-back program. This is the last notice relating to the cancellation of shares bought back by CSL Limited under its on-market buy-back program completed on 19 September 2005.

Yours faithfully

Peter Turvey
COMPANY SECRETARY

Phone: +61 3 9389 1911 CSL Limited (ABN 99 051 588 348) Fax: +61 3 9387 8454
45 Poplar Road Parkville Victoria 3052 Australia

Australian Securities &
Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name – officeholders or members
A3 Change – ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
CSL Limited

ACN/ABN
051 588 348

Corporate key
22 306 369

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Allens Arthur Robinson

ASIC registered agent number (if applicable)
2552 - Melbourne

Telephone number
61 3 9614 1011

Postal address
GPO Box 1776Q
Melbourne VIC 3001

Total number of pages including this cover sheet
6

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Peter Turvey

Capacity

☐ Director

☒ Company secretary

Signature

Date signed
[D D] / [M M] / [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

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Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares, just the share class code

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 – Cancellation of shares	C2 – Issue of shares	C3 – Change to share structure table	C4 – Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☒ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares – **S.254J**

- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction – **S.256A – S.256E**

- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place.

Share buy-back – **ss.257H(3)**

- ☐ Minimum holding buy-back by listed company
- ☒ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

☐ Forfeited shares – **S.258D**

Shares returned to a public company – **ss.258E(2) & (3)**

- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ **Other**

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	2,273,275	$80,581,213.67
The above shares were cancelled during the period 9 September - 22 September 2005 (inclusive).		

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

0 9 / 0 9 / 0 5
[D D] [M M] [Y Y]

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C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐ ☐ / ☐ ☐ / ☐ ☐
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public compjinies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐ ☐ / ☐ ☐ / ☐ ☐
[D D] [M M] [Y Y]

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☐ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ...(number)	Shares decreased by ...(number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

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C4 Continued... **Further changes to the register of members**

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

The changes are

Share class Code	Shares increased by ...(number)	Shares decreased by ...(number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

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Media Release: Investigational Vaccine Prevented 100% High Grade Cervical Pre-Cancers and Non-Invasive Cervical Cancers in Phase III Study, October 7, 2005

CSL Limited

Biopharmaceuticals for Life™

MEDIA RELEASE

INVESTIGATIONAL VACCINE PREVENTED 100% HIGH GRADE CERVICAL PRE-CANCERS, AND NON-INVASIVE CERVICAL CANCERS IN PHASE III STUDY

MELBOURNE Oct. 7 2005 – CSL Limited announced today that GARDASIL™, an investigational vaccine developed by Merck & Co., Inc., based on technology licensed from CSL, prevented 100 percent of high-grade cervical pre-cancers and non-invasive cervical cancers (CIN 2/3 and AIS) associated with human papillomavirus (HPV) types 16 and 18 which account for 70 percent of all cervical cancers.

The Company advised that the trial compared GARDASIL™ to placebo in women who were not infected with HPV 16 and 18 at enrolment and who remained free of infection through the completion of the vaccination regimen.

A secondary analysis of the trial data demonstrated that even trial women who may have become infected with HPV16 or 18 during the vaccination period or who violated the protocol in significant ways were at a reduced risk of developing high grade pre-cancer and non-invasive cervical cancer.

The Company noted that Merck remained on track to submit a Biologics Licence Application for GARDASIL™ to the Food and Drug Administration (FDA) in the fourth quarter of 2005, with the Australian regulatory file being submitted to the Therapeutic Goods Administration (TGA) soon thereafter.

'These results could not be better', Dr Brian McNamee Managing Director of CSL Limited said today.

'They show that prophylactic vaccination with GARDASIL™ comprehensively eliminates HPV 16 and 18 related cervical pre-cancer and non-invasive cervical cancer.

'CSL is proud of the development of this investigational vaccine from discovery of the fundamental technology by Professor Ian Frazer of the University of Queensland in 1991 to its potential filing for approval for international marketing by Merck & Co., Inc.

'The success of this phase III trial validates CSL's commitment to realizing the potential of Australia's first class scientific base, and represents a further step in recognising the value of our R&D portfolio', Dr McNamee said.

The Company advised that more than 12,000 women from 13 countries worldwide participated in the trial. Women received three doses of either the investigational vaccine or placebo over a six month period, and were subsequently tested for signs of cervical cancer or pre-cancerous lesions over a two year period.

/2...

The Company commented that the technology licensed by CSL to Merck in 1995 had been developed as a result of a collaboration in the early 90s between CSL and Professor Ian Frazer of the University of Queensland, following Dr Ian Frazer's discovery of HPV recombinant virus-like particles (VLPs) circumventing the need to grow HPV in the laboratory.

"Before Professor Frazer's achievement, a vaccine for cervical cancer had been inconceivable because of the very significant challenges of being able to grow this particular virus", Dr Andrew Cuthbertson Chief Scientific Officer at CSL said today.

"This breakthrough has far-reaching implications for both vaccine and cancer research, and is a triumph for Australian science", he said.

The Company advised that GARDASIL™ will be marketed in Australia and New Zealand by CSL, pending assessment by the TGA and Medsafe.

For further information please contact:

General
Dr Rachel David
Director of Public Affairs
CSL Limited
Mobile: 0401 775 779

Investors:
Mark Dehring
Head of Investor Relations
CSL Limited
Telephone: +613 9389 2818
Email: mark.dehring@csl.com.au

About CSL Limited

CSL Limited is a global, speciality biopharmaceutical company that develops, manufactures and markets products to treat and prevent serious human medical conditions.

Innovation and new product development for unmet medical needs continue to drive CSL's growth.

Chairman's Address & Managing Director's Presentation, October 12, 2005

CSL Limited
Biopharmaceuticals for Life™

12 October 2005

The Company Announcements Office
Australian Stock Exchange Limited
530 Collins St
MELBOURNE VIC 3000

Dear Sir/Madam

CHAIRMAN'S ADDRESS AND MANAGING DIRECTOR'S PRESENTATION

Please find attached copies of the Chairman's Address and Managing Director's presentation slides to be presented at CSL's Annual General Meeting which commences at 10.00 a.m. today.

Yours faithfully

Peter Turvey
COMPANY SECRETARY

CSL LIMITED

CHAIRMAN'S ADDRESS – ANNUAL GENERAL MEETING
12 OCTOBER 2005

"I am pleased to report that the ongoing integration of CSL's expanded plasma therapeutics business operations has enabled us to deliver our strongest financial result to date.

"ZLB Behring completed a very successful first full financial year with sales of $2.2 billion and substantial cost savings as a result of business restructuring and integration synergies. ZLB Behring is now a global leader in plasma therapies and a significant supplier of recombinant Factor VIII for the treatment of Haemophilia A.

"The sale of CSL's cell culture reagents business, JRH Biosciences to Sigma-Aldrich Corporation, was another major highlight this year realizing an estimated net profit of $250 million.

In February 2005 we announced an on-market buyback of 10m shares which was 5% of our issued capital which has now been completed at a total cost of $318m and at an average price of $31.75. In June 2005 we proceeded with a second on market buyback of 8m shares which is also now completed for a total cost of $281m and at an average price of $35.15.

"CSL Group net profit after tax reached $547 million including profit from the sale of JRH. Group sales revenue increased by 67% to $2.75 billion.

"The Managing Director will present a more detailed overview of the Company's operations shortly.

BUSINESS REPORTS

"Let me comment on our business activities which include the operations of ZLB Behring, CSL Bioplasma, CSL Pharmaceutical, and our globally integrated research and development activities.

"ZLB Behring offers the broadest range of plasma therapeutic products in our industry with particular strengths in immune deficiency, critical care and the treatment of haemophilia.

"Products manufactured by ZLB Behring include:

- Coagulation therapies to treat bleeding disorders such as haemophilia;
- Critical care products for treatment of shock in trauma, sepsis, severe burns and cardiac surgery;
- Immunoglobulins to treat infections and autoimmune diseases, and to prevent haemolytic disease in the newborn;
- Wound treatment therapies used to minimise blood loss; and
- Treatment for pulmonary disease for people at risk from life shortening, inherited emphysema.

"Based at King of Prussia in Pennsylvania, ZLB Behring has substantial markets in the US, Europe and Japan. ZLB Behring has manufacturing operations in the US, Switzerland and Germany, and regional sales offices in 19 other countries.

"ZLB Behring is well positioned to develop its global business through:

- a broad portfolio of high quality products;
- global marketing that meets customer needs;
- a pipeline of new and improved plasma products;
- lower cost and higher yield manufacturing processes;
- and an effective balance between supply and demand.

"ZLB Behring's plasma collection business, ZLB Plasma Services, is one of the largest collectors of human plasma in the world with operations in the US and Europe. This business sources all the plasma required by ZLB Behring through its plasma collection and commercial purchases.

"Based at Boca Raton in Florida, ZLB Plasma Services operates plasma collection centres in the US and Germany, the industry's largest testing laboratory in Tennessee, and a logistics centre in Indiana. In Germany, it also operates a high volume testing laboratory in Gottingen, and a logistics centre in Marburg.

"In a stringently regulated industry, we comply with the highest international standards and continue to explore avenues for further innovation.

"CSL Bioplasma's 17% growth in sales revenue to $209 million this year has been underpinned by the impact of merging ZLB Behring commercial activities in Asia into this business, and the increasing demand for INTRAGAM P in markets where we provide contract fractionation services.

"In January 2005, CSL signed a new Plasma Products Agreement with the National Blood Authority which now acts on behalf of all Australian State and Federal governments.

"Under the new five-year agreement, and in collaboration with the Australian Red Cross Blood Service, we will continue to provide life saving plasma-derived plasma therapeutics that meet Australia's rigorous standards for safety, security and reliability of access *to* the medical community.

"The successful integration of ZLB Behring's regional commercial operations with CSL Bioplasma has created a strong platform for business growth in the Asia Pacific region by adding a diverse portfolio to our existing plasma-derived therapeutic products.

"By taking advantage of the complementary strengths of CSL Bioplasma and ZLB Behring, we now provide an extensive range of life saving therapeutic products and services to governments, medical professionals and patients. We offer the broadest range of products in our industry, customised contract fractionation for blood services throughout our region, and enhanced client support through our direct presence in key markets.

"CSL Pharmaceutical sales revenue of $205 million compared favourably with our result for the previous year given a reduction in pharmaceutical distribution activities.

"In May 2005, CSL's new influenza vaccine centre was officially opened in Melbourne. Australia's first line of defence against influenza, the new centre includes an expanded and upgraded manufacturing facility and a new vaccine seed preparation laboratory.

"The new centre has significantly increased CSL's ability to supply the Australian public with influenza vaccine and the benefit of this position has already been demonstrated in the first few months of operation. Owing to a shortage of vaccine from other suppliers, CSL provided all Australian Federal Government requirements for the 2005 season to vaccinate people aged 65 and over, and also made up part of the shortfall in New Zealand.

"There also has been much talk recently in the press about an influenza pandemic. CSL is conducting a clinical study on a prototype vaccine which Dr McNamee will talk more about later.

"New Product Development investment continues to focus on new protein-based products to treat serious human diseases. These medicines are derived from our core technologies in plasma fractionation, vaccinology, recombinant proteins and our ISCOMATRIX® adjuvant.

"Some of you will have read the announcement made by the Company last week in respect to the most recent results from Merck's Phase III clinical development program on their HPV cervical cancer vaccine. These results are very exciting and we are therefore still expecting Merck to file for a product licence with the US FDA before the end of this calendar year. The Managing Director in his address will provide more detail of Merck's Phase III clinical data.

"During the year, we have successfully integrated our global research and development activities. In the Northern Hemisphere, we now have centres of excellence in Germany, Switzerland and the US supporting the manufacture of plasma products. Our centre in Bern supports immunoglobulins while Marburg supports coagulation and specialty products. Kankakee supports Alpha 1 Proteinase Inhibitor, our treatment for pulmonary disease for people at risk from inherited emphysema. In Melbourne, we support our Australian plasma and influenza vaccine products, and conduct new product development activities.

"In Canada, we are carrying out Phase II clinical trials of our plasma-derived reconstituted high density lipoprotein (rHDL) which is aimed at reducing the volume of plaque in the coronary arteries of patients with acute coronary syndrome.

"The clinical development for ZLB Behring's new liquid IVIG is also under way.

"Consistent with our focus on protein-based medicines, we are developing a number of earlier stage recombinant opportunities with Australian academic partners, including new ways to potentially treat myeloid leukemia and a

technology to achieve topical delivery of antibody fragments for treating serious eye diseases

"In recent years, we have invested significantly in our proprietary ISCOMATRIX adjuvant technology. When formulated with an antigen, an adjuvant increases the quality and strength of the immune response to that antigen.

"Our commercialisation strategy is to broadly license the ISCOMATRIX adjuvant technology to partners who have an interest in enhancing the immune response of their own product candidates. We recently announced an important collaboration with Merck & Co who have taken a broad based license and options on a range of vaccines that address both infectious and non-infectious diseases. We believe that our ISCOMATRIX adjuvant has unique properties that will enable it to be part of a new range of potential immunotherapeutic products and vaccines.

AUSTRALIAN SHAREHOLDERS' ASSOCIATION

"I would now like to address certain matters raised by the Australian Shareholders' Association in a recent letter to the Company.

"The ASA's first concern relates to the inclusion of the surplus from the sale of JRH in the Company's net profit after tax number not being separately shown in the Statement of Financial Performance. The Statement of Financial Performance does contain relevant information in accordance with applicable accounting standards. However, we do acknowledge that this year's results are again a little complex and as such we have tried to address this issue in a number of forums. This included the Notes to the Accounts, the Directors' Report, the announcement of the results to the Australian Stock Exchange, the presentation by the Managing Director to analysts and institutional investors, all of which are available on CSL's website. This includes referring to "underlying profit" which adjusts for items that will not continue into the future including the sale of the businesses over the past two years. It was also clearly identified in the Year in Review section of the Company's Annual Report which has recently been distributed.

"The second issue raised relates to the amount of the discount released on the sales of inventory acquired in the Aventis Behring acquisition. As we indicated in our response to the Australian Shareholders' Association last year, under Accounting Standards CSL is not required to disclose any information separately regarding the discount on acquisition. In addition, the discount itself is merely a reflection of the true cost at which the inventory was purchased and ultimately reflects the true trading margin of that inventory acquired. The discount on acquisition should not be considered an item that is highlighted separately in the accounts but a part of the normal ongoing business operations that will continue into the 2005-06 financial year and be progressively replaced by more cost effective manufacturing processes.

"The Company did however choose to discuss this matter during the results presentation to analysts and institutional investors which presentation was provided as a live webcast on the day of the announcement and is available on the CSL website for all investors to access. The Company provided information that

the after-tax amount of the discount related to inventory in the 2004-05 financial year was USD117m and the value of the anticipated release for the 2005-06 year was also provided being approximately USD40m.

"The ASA were also interested in understanding why there appeared to be a disproportionate increase in selling and marketing expenses (127%) compared to the increase in sales (67%) and gross profit (83%). Although it may appear that the increase in selling and marketing expenses is disproportionate, this reflects the timing of contract closures on various legal entities in relation to the acquisition of Aventis Behring, now within the ZLB Behring Group and their prior year comparisons. Given the date of closure of the Aventis Behring acquisition, year on year comparisons of this nature are difficult to make.

"The ASA also inquired about what was the main cause for the foreign currency translation loss in the past year and what actions were taken to prevent this loss re-occurring. The Company remains unclear which amount was being referred to in that question. If the reference is to Note 3 in the Accounts there was a net foreign currency related gain of $0.5m. The Company now has a top line of $2.8b and 80% of revenue is derived offshore so there will be currency adjustments as a normal part of ongoing operations. If on the other hand, the ASA were referring to "the net exchange difference on translation of financial statements of self-sustaining foreign operations", the Company would like it clearly noted that this is not a cash or profit charge. This amount relates to the translation of overseas entity balance sheets to Australian dollars and will move up and down according to the current rate of the Australian dollar compared to the rate of the Australian dollar at the time the acquisition was made. To mitigate these movements, CSL does have a policy which is to create natural hedges by trying to match overseas assets and debt.

"The ASA also inquired why income tax paid increased by only $60m as against a pre-tax net profit increase of some $387m over the prior year. The ASA wished to understand whether these benefits would continue in any material way beyond the end of last financial year. The benefit related to restructuring costs will be immaterial on a go forward basis. The inventory cost base differences will vary from year to year but will generally also be immaterial moving forward.

"The Company does operate in various tax jurisdictions which range from 12% to 42% and consequently the Company has tried to address this issue by advising a forward looking effective tax rate of between 30% and 35%.

"In respect to the adoption of the International Financial Reporting Standards in this financial year, the ASA inquired as to whether the 2004-2005 income tax expense will need to be retrospectively increased by some $138m thereby eliminating the earlier tax benefits that had been brought to account. The impact of the adoption of Australian International Financial Reporting Standards (AIFRS) to CSL is that shareholders' funds have only gone down by a net $22m. The tax adjustment referred to in the Accounts does offset the benefits mentioned which were accrued both this year and last year. There is a residual $33m tax expense which will run through the profit and loss account with no cash effect in 2005-06. This is the only remaining material AIFRS adjustment to run through the Accounts.

"Finally, in respect to the Company's Remuneration Report, the ASA has asked the Company to make a statement regarding its position on whether it allows executives to hedge their share and option plans through price protection mechanisms currently being offered by a number of banks. I am able to state that the Company has a policy which prevents executives from entering into any price protection mechanism which in any way grants an interest in or encumbers or otherwise disposes of any rights in shares or options issued under such plans.

DIVIDEND

"The Board has declared a final fully franked dividend of 30 cents per share, and a special dividend of 10 cents per share franked to 1.78 cents. Your final dividend cheques were mailed to you on 10 October.

OUTLOOK

"In respect to the results for the first quarter of this financial year, I am pleased to be able to advise that the Company's performance is consistent with both our expectations and as anticipated at the time of the announcement of our full year results.

"Looking forward, we expect the Company's financial performance to be broadly similar to last financial year in respect to sales at a Group level and earnings per share from continuing operations are expected to grow by approximately 10%.

"I also advise that with an increased proportion of our earnings derived from our offshore operations and with an increasing level of research and development being undertaken in Australia, we do not expect the dividends to be significantly franked for this current year. We do, however, expect that this is a temporary situation with anticipated royalty flows from the sale of the human papillomavirus vaccine by Merck.

CSL BOARD

"There have been no changes to your Board since the last Annual General Meeting but I thought I would take this opportunity to explain my decision to seek re-election at this Annual General Meeting.

"Our Constitution requires that not less than one-third of the Directors retire each year. This implies a three year term. Last year in accordance with Australian Stock Exchange Guidelines, we sought to amend the Constitution at the Annual General Meeting to provide for each Director to be appointed for fixed three year terms. This did not meet with the approval of certain Institutions and you may recall I withdrew the Resolution at the Annual General Meeting. At today's meeting, two Directors have completed their three year appointments and offer themselves for re-election. In order to meet the Constitutional requirement of not less than one-third of Directors offering themselves for re-election, to make up the numbers I offer myself for re-election. However, it is appropriate that I advise that it is my intention to retire after the end of this fiscal year. During this next year there will be a transfer of the Chairman's responsibilities to Elizabeth Alexander who will become the new Chairperson of the Company.

OUR THANKS TO MANAGEMENT AND STAFF

"Fundamental to our delivering CSL's best ever financial result has been the successful integration of two plasma therapeutics businesses during the year. Many people have been directly involved in this process, and many others have played their part in making it happen at grass roots level.

"There have also been significant achievements in other areas of our business – in research and development, in manufacturing activities, and in bringing the highest quality products to our customers.

"The CSL Board would like to take this opportunity to thank both our management and employees for the commitment shown in a landmark year that has strengthened our position as a global specialty biopharmaceutical company."

CSL Limited

Biopharmaceuticals for Life™


Annual General
Meeting

Highlights

NPAT up 149% Operating cashflow up 174% EPS up 126% Final dividend 30cps + special 10cps	Reported Results
Capital management initiatives Sale of JRH Biosciences	Corporate
HPV cross licence settlement	R & D
ZLB Behring integration substantially complete US market improving Influenza vaccine facility expansion Plasma Products Agreement	Operational

CSL Limited

Profit Growth



$M
Net Profit After Tax (pre G/Will)
700
600
500
400
300
200
100
0
Continuous operations
Animal Health & JRH contribution
Animal Health
JRH
2003
2004
2005

CSL Limited

Stronger Balance Sheet


%
Net Debt / Net Debt + Equity
30
25
20
15
10
5
0
27.8%
26.5%
12.7%
2003
2004
2005

CSL Limited

ZLB Behring

- Sales A$2,195m (US$1,656m)
- EBITA A$366m
- Integration substantially complete
- Strong Helixate sales
- US IVIG pricing environment improving

ZLB Behring Strategy

Strategy

- Broad Product Portfolio & Continuing Innovation
- Low Cost High Yield Manufacturing
- Balancing Cashflow & Market Demands
- Maximising Profitable Litres
- Global Marketing Reach

Update

- Managing plasma throughput to match:
- Run down in inventory benefit
- Reduction of inventory levels
- Demand
- Infra-marginal products growth
- - Zemaira
- - Critical Care (Haemostatics)

ZLB Behring FY2005 Sales - Therapy Group

Broad portfolio of products



Other 2%
rFV111 20%
Immunoglobulins 31%
Pd Coag 25%
Wound Healing 5%
Critical Care 17%

CSL Bioplasma

- Sales $208m (+17%)
- Australian business
  - Plasma Products Agreement now in place
  - rFVIII policy
    - Impact on pdFVIII & pdFIX sales
    - Kogenate distribution agreement in place ahead of Government tender process
- Asian business
  - Strong demand for ZLB Behring Albumin in China
  - $35m sales

CSL Limited

CSL Pharmaceutical

- Sales $205m
  - Sales steady compared with 2004
  - Boosted by additional sale of Fluvax
- Expanded influenza vaccine facility
  - Only facility of its kind in the southern hemisphere
  - Opportunity to expand presence in northern hemisphere markets
  - Capacity Approx. 15 - 20m doses

CSL Pharmaceutical - Pandemic Preparedness

- Facilities and resources in place to provide pandemic vaccines for Australia
  - 3 year contract with Govt. for pandemic preparedness
  - First pandemic prototype vaccine clinical trials started in Australia
  - Results Feb 2006. Depending on results, proceed to second trial and potentially file dossier with TGA by August 2006.

GARDASIL® - First Phase III Efficacy Study

- Prevented 100% of HPV 16 + 18 Cervical pre + non-invasive cancers
- 2 years of data
- 12,200 women in study aged 16 - 26 years
- Key part of full Phase III program
- Merck anticipates FDA submission in 4th Qtr 2005
- Merck has been granted "fast track submission status" by FDA

CSL Limited

Cervical Cancer

- Second most common cancer affecting wome[n]
- Virtually all cases associated with HPV
- Greater than $^2/_3$ due to types 16 + 18
- Globally 500,000 cases diagnosed each year, 300,000 deaths
- Prevalence of Cx Cancer 1.4 million cases world wide
- Every year in Australia 100,000 women have a pap test (that detects a cervical abnormality) requiring medical follow up

Merck & CSL

- 1991 CSL initiated research collaboration with Prof. Ian Frazer, University of Queensland.
- 1995 CSL & Merck entered a licence and collaboration agreement
- In February 2005 CSL entered into a cross licensing and settlement agreement with GlaxoSmithKline (GSK)
- Gardasil will be marketed by CSL in Australia and New Zealand

CSL Limited

Group Outlook

- Financial Outlook FY2006[1]
  - Sales revenue maintained in 2006
  - R&D increasing approx. 5%
  - Effective tax rate between 30 & 35%
  - EBITA growth approx. 10%
  - EPS from continuing operations (NPAT pre-goodwill) up approx. 10%
    - Driven by operations and capital management
    - Excludes IFRS tax adjustments (approx. $33m)
  - 2005/06 dividends not significantly franked
- **FY2006 outlook subject to currency fluctuation and material price movements in core plasma products**

Comparative year of FY2005 excludes JRH sale and earnings contribution
FY2006 adjusted for a one off non cash tax expense of $33m arising from transition to AIFRS

CSL Limited

The Phased Development of CSL Limited


Enhancements
I
Global Specialty Biopharmaceutical
II
Value through innovation
• HPV royalties
• differentiated plasma and flu products
• ISCOMATRIX
III
New Products
• IP protected
• High margin
• Important medicines
• Sold by global company - CSL
Operational Efficiency
Time

CSL Limited

CSL Limited

Biopharmaceuticals for Life™



Annual General Meeting

Results of Annual General Meeting, October 12, 2005

CSL Limited
Biopharmaceuticals for Life™

12 October 2005

Manager Companies
Company Announcements Officer
Australian Stock Exchange Limited
Level 4, Stock Exchange Centre
20 Bridge St
SYDNEY NSW 2000

Dear Sir/Madam

RESULTS OF ANNUAL GENERAL MEETING

In accordance with Listing Rule 3.13.2 and Section 251AA of the Corporations Act, we advise details of the resolutions and the proxies received in respect of each resolution are set out in the attached proxy summary.

Yours faithfully

Peter Turvey
COMPANY SECRETARY

Enc

Phone: +61 3 9389 1911 CSL Limited (ABN 99 051 588 348) Fax: +61 3 9387 8454
45 Poplar Road, Parkville Victoria 3052 Australia

Computershare

CSL Limited
Annual General Meeting

Proxy Summary
12th October 2005

2(a) To re-elect Mr Ken J Roberts as a Director

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
89,872,154	604,587	275,598	1,993,476

The motion was carried on a show of hands as an ordinary resolution.

2(b) To re-elect Mr Ian A Renard as a Director

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
88,505,511	1,713,875	523,904	2,002,525

The motion was carried on a show of hands as an ordinary resolution.

2(c) To re-elect Mr Peter H Wade as a Director

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
87,131,587	3,179,443	436,018	1,998,767

The motion was carried on a show of hands as an ordinary resolution.

3 Adopt Remuneration Report year ended 30 June 2005

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
89,001,355	1,415,438	312,014	2,016,208

The motion was carried on a show of hands as an ordinary resolution.

4 Alter Constitution - sale of unmarketable parcels

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
90,306,548	95,372	333,425	2,010,470

The motion was carried on a show of hands as a special resolution.

CSL Limited's Constitution, October 13, 2005

CSL Limited
Biopharmaceuticals for Life™

13 October 2005

The Company Announcements Office
Australian Stock Exchange Limited
530 Collins St
MELBOURNE VIC 3000

Dear Sir/Madam

CSL LIMITED'S CONSTITUTION

In accordance with ASX Listing Rule 15.2 and 15.4.2, attached is a copy of the Constitution of CSL Limited which incorporates the amendments approved by shareholders at the Company's Annual General Meeting held on 12 October 2005.

Yours faithfully

Peter Turvey
COMPANY SECRETARY

Phone: +61 3 9389 1911 CSL Limited (ABN 99 051 588 348) Fax: +61 3 9387 8454
45 Poplar Road Parkville Victoria 3052 Australia

CONSTITUTION

OF

CSL LIMITED

[ACN 051 588 348]

PRELIMINARY

1. The name of the Company is CSL Limited.

2. The Company is a public company limited by shares.

3. The replaceable rules in the Corporations Law are excluded.

INTERPRETATION

Interpretation

4. (1) In this Constitution unless it is inconsistent with the subject or context in which it is used:

"Australian body corporate" means (subject to Rule 4(2)) a body corporate that:

(a) is incorporated by or under a law of the Commonwealth or of a State or Territory; and

(b) is substantially owned and, in the opinion of the Board, effectively controlled by persons who are:

(i) Australian individuals; or

(ii) Australian government bodies; or

(iii) bodies corporate that have been determined to be Australian bodies corporate under a previous application of this definition; or

(iv) Australian fund managers;

"Australian citizen" has the same meaning as in the *Australian Citizenship Act 1948*;

"Australian fund manager" means the trustee or manager of a fund in which the total interests of Australian individuals, Australian government bodies and Australian bodies corporate represent at least 60% of the total interests in the fund;

"Australian government body" means:

(a) the Commonwealth, a State or a Territory; or

(b) a Commonwealth, State or Territory authority; or

(c) a local government body (whether incorporated or not) formed by or under a law of a State or a Territory; or

(d) a person who is a nominee of a body mentioned in paragraph (a), (b) or (c);

"Australian individual" means an individual who is:

(a) an Australian citizen; or

(b) ordinarily resident in Australia as determined under the *Foreign Acquisitions and Takeovers Act 1975*;

"Australian person" means:

(a) an Australian individual; or

(b) an Australian government body; or

(c) an Australian body corporate; or

(d) an Australian fund manager;

"the Board" means the Directors for the time being of the Company or those of them that are present at a meeting at which there is a quorum;

"business day" means a day upon which the Home Branch is open for trading;

"call" includes any instalment of a call and any amount due on the issue of any share;

"Chair" includes an Acting Chair under Rule 56;

"Committee" means a Committee to which powers have been delegated by the Board pursuant to Rule 108;

"Constitution" means this Constitution as amended from time to time;

"the Company" means CSL Limited;

"Director" means a person appointed or elected from time to time to the office of Director of the Company in accordance with this Constitution and includes any alternate Director duly acting as a Director;

"Divestment Notice" means a notice in writing stating or to the effect that the Company intends to sell or arrange the sale of the shares of a shareholder unless within the Specified Period (which must be set out in the notice):

(i) the shareholding of the shareholder increases to at least a Marketable Parcel and the shareholder notifies the Company in writing of the increase;

(ii) the shares are sold by the shareholder; or

(iii) the shareholder gives to the Company a written notice that the shareholder wishes to retain the shares;

"foreign-held voting shares" means:

(a) voting shares that are acknowledged in writing by the registered owner of those shares to be shares in which a foreign person has a relevant interest; or

(b) voting shares that the Board have, after reasonable inquiries, declared to be shares in which a foreign person has a relevant interest;

"foreign person" means a person who is not an Australian person;

"Group" means the Company and its subsidiaries;

"Head Office" means the place of business of the Company where central management and control are exercised;

"Home Branch" means Australian Stock Exchange Limited, Melbourne, or any other securities exchange or body as is from time to time notified to the Company by Australian Stock Exchange Limited as being the Home Branch;

"Law" means the Corporations Law as defined by Section 14(2) of the *Corporations Act 1989* and includes a reference to the Corporations Regulations;

"the Listing Rules" means the Listing Rules of Australian Stock Exchange Limited;

"Market Transfer" means a transfer of shares in the Company where the transfer is pursuant to a transaction entered into on the stock market operated by Australian Stock Exchange Limited and includes a "proper SCH transfer" as defined in the Law;

"Minister" means the Minister for Health or any Minister acting in that portfolio, or any Minister administering the Department of Health, Housing, Local Government and Community Services, or any Minister of a Department that replaces the Department of Health, Housing, Local Government and Community Services and who is responsible for administering the *Commonwealth Serum Laboratories Act 1961*;

"Notice Date" means the date on which the Company sends to a shareholder a Divestment Notice;

"Office" means the registered office from time to time of the Company;

"person" and words importing persons include partnerships, associations and corporations, unincorporated and incorporated by Ordinance, Act of Parliament or registration as well as individuals;

"Register" means the register of shareholders of the Company and includes a branch register of shareholders established pursuant to Rule 119;

"registered address" means the address of a shareholder specified on a transfer or any other address of which the shareholder notifies the Company as a place at which the shareholder will accept service of notices;

"registered owner", in relation to a share, means the person who appears in the Register as the holder of the shares;

"relevant interest" has the same meaning as in Division 5 of Part 1.2 of the Law as if Section 33 of the Law were disregarded;

"Required Information" means information as to whether the person providing it holds a relevant interest in shares in the Company held or proposed to be acquired by that person, details of any other persons who hold relevant interests in those shares, and whether any of those persons is a foreign person;

"retiring Director" means a Director who is required to retire under Rule 99(a) and a Director who ceases to hold office pursuant to Rule 97;

"**Rules**" means the Rules of this Constitution as amended from time to time;

"**Sale Period**" means the period of either seven days following the expiration of the Specified Period or, where Rule 15A(4) applies, seven days following the date of receipt by the Company of revocation of the notice referred to in Rule 15A(4);

"**Seal**" means the common seal from time to time of the Company;

"**Secretary**" means a person appointed as Secretary of the Company and includes any person appointed to perform the duties of Secretary;

"**securities**" includes shares, rights to shares, options to acquire shares and other securities with rights of conversion to equity and debentures, debenture stock, notes and other obligations of the company;

"**share**", in relation to a body corporate, means a share in the body corporate's share capital;

"**shareholder**" means a shareholder of the Company in accordance with the Law, and includes a significant foreign shareholder;

"**shareholders present**" means shareholders present at a general meeting of the Company in person or by duly appointed representative, proxy or attorney;

"**significant foreign shareholder**" means a foreign person who has a relevant interest in at least 5% of the voting shares of the Company;

"**significant foreign shareholding**" means a holding of voting shares in which a foreign person has a relevant interest if the foreign person has relevant interests in at least 5% of all voting shares issued by the Company;

"**Specified Period**" means a period of not less than six weeks after the Notice Date, as determined by the Company;

"**voting share**" has the same meaning as in the Law;

"writing" and **"written"** includes printing, typing, lithography and other modes of reproducing words in a visible form;

The terms ***Marketable Parcel*** and ***Takeover*** have the same meaning as they are given in the Listing Rules and the terms ***Certificated Holding, Holding Adjustment*** and ***Issuer Sponsored Holding*** have the same meaning as they are given in the ASTC Settlement Rules.

words and phrases which are given a special meaning by the Law have the same meaning in this Constitution;

words in the singular include the plural and vice versa; and

words importing a gender include each other gender.

(2) For the purposes of the definition of Australian body corporate, the question of whether a body corporate is substantially owned and in the opinion of the Board is effectively controlled by the persons of the kind referred to in paragraph (b) of that definition is to be determined in accordance with sub-sections 19B (2)-(7) of the *Commonwealth Serum Laboratories Act 1961*.

(3) A reference to the Law or any other statute or regulations is to be read as though the words "as modified or substituted from time to time" were added to the reference.

(4) A reference to the Listing Rules is to the Listing Rules in force from time to time in relation to the Company after taking into account any waiver or exemption which is in force either generally or in relation to the Company.

(5) The headings do not affect the construction of this Constitution.

(6) Where under this Rule powers are conferred on the Secretary the powers may be exercised either by the Secretary or by any person nominated by the Secretary.

5. **Location of Head Office**

The Head Office of the Company shall at all times be located in Australia.

6. **Location of Principal Facilities**

The Board shall ensure that the principal facilities of the Company and of any subsidiary of the Company that are used to produce products derived from human plasma collected from blood or plasma donated by individuals in Australia are at all times located in Australia.

7. **Place of Incorporation**

The Company's place of incorporation is the Australian Capital Territory and the Company shall not take any action at any time to become incorporated outside Australia.

SHARES

Issue of shares with special rights

8. Without prejudice to any special rights conferred on the holders of any shares and subject to the Listing Rules, any share in the capital of the Company may be issued with preferred, deferred or other special rights, obligations or restrictions, whether in regard to dividends, voting, return of share capital, payment of calls or otherwise, as the Board may from time to time determine.

Preference shares

9. If the Company at any time proposes to create and issue any preference shares:

(a) the preference shares may be issued on the terms that they are, or at the option of the Company are liable, to be redeemed whether out of profits or otherwise in accordance with the Law;

(b) the preference shares confer on the holders the right to convert the preference shares into ordinary shares if and on the basis the Board determines at the time of issue of the preference shares;

(c) (i) the preference shares confer on the holders a right to receive out of the profits of the Company available for dividend a preferential dividend at the rate (which may

be subject to an index) and on the basis determined by the Board at the time of issue of the preference shares;

(ii) in addition to the preferential dividend, the preference shares may participate with the ordinary shares in dividends declared by the Board from time to time if and to the extent the Board determines at the time of issue of the preference shares; and

(iii) the preferential dividend may be cumulative if and to the extent the Board determines at the time of issue of the preference shares;

(d) the preference shares are to confer on the holders:

(i) the right on redemption and in a winding up to payment in cash in priority to any other class of shares of:

(A) the amount paid or agreed to be considered as paid on each of the preference shares; and

(B) the amount (if any) equal to the aggregate of any dividend accrued (whether declared or not) but unpaid and of any arrears of dividends; and

(ii) the right, in priority to any payment of dividend on any other class of shares, to the preferential dividend;

(e) the preference shares do not confer on the holders any further rights to participate in assets or profits of the Company;

(f) the holders of the preference shares have the same rights as the holders of ordinary shares to receive notices, reports, profit and loss accounts and balance sheets and to attend and be heard at all general meetings, but are not to have the right to vote at general meetings except as follows:

(i) on any question considered at a general meeting if, at the date of the meeting, the dividend on the preference shares is in arrears;

(ii) at a general meeting upon a proposal:

(A) to reduce the share capital of the Company;

(B) that affects rights attached to the preference shares;

(C) to wind up the Company;

(D) for the disposal of the whole of the property, business and undertaking of the Company;

(iii) at a general meeting on a resolution to approve the terms of a buy-back agreement; and

(iv) on any question considered at a general meeting held during the winding up of the Company.

(g) the Company may issue further preference shares ranking pari passu in all respects with (but not in priority to) other preference shares already issued and the rights of the issued preference shares are not to be deemed to have been varied by the further issue.

Shares at the disposal of the Board

10. Except as provided by this Constitution to the contrary, all unissued shares are under the control of the Board which may grant options on the shares, issue option certificates in respect of the shares, allot or otherwise dispose of the shares on the terms and conditions and for the consideration it thinks fit.

Directors may participate

11. Any Director or any person who is an associate of a Director for the purposes of the Listing Rules may participate in any issue by the Company of securities unless the Director is precluded from participating by the Listing Rules.

Surrender of shares

12. In its discretion, the Board may accept a surrender of shares by way of compromise of any question as to whether or not those shares have been validly issued or in any other case where the surrender is within the powers of the

Company. Any shares surrendered may be sold or re-issued in the same manner as forfeited shares.

Restricted Securities

13. (a) Restricted securities within the meaning of the Listing Rules cannot be disposed of except as permitted by the Listing Rules or Australian Stock Exchange Limited.

(b) The Company must refuse to acknowledge a disposal (including registering a transfer) of restricted securities within the meaning of the Listing Rules except as permitted by the Listing Rules or Australian Stock Exchange Limited.

(c) During a breach of the Listing Rules relating to restricted securities within the meaning of the Listing Rules or a breach of a restriction agreement relating to the restricted securities, the holder of the restricted securities is not entitled to any dividend or distribution or voting rights in respect of the restricted securities except as permitted by the restriction agreement, the Listing Rules or the Australian Stock Exchange Limited.

Joint holders

14. Where two or more persons are registered as the holders of any shares, they are deemed to hold the shares as joint tenants with benefits of survivorship subject to the following provisions:

Number of holders

(a) the Company is not bound to register more than three persons as the holders of the shares (except in the case of trustees, executors or administrators of a deceased shareholder);

Liability for payments

(b) the joint holders of the shares are liable severally as well as jointly in respect of all payments which ought to be made in respect of the shares;

Death of joint holder

(c) on the death of any one of the joint holders, the survivor is the only person recognised by the Company as having any title to the shares but the Board may require evidence of death and the estate of the deceased joint holder is not released from any liability in respect of the shares;

Power to give receipt

(d) any one of the joint holders may give a receipt for any dividend, bonus or return of capital payable to the joint holders;

Notices and certificates

(e) only the person whose name stands first in the Register as one of the joint holders of the shares is entitled, if the Company is required by the Law or the Listing Rules to issue certificates for shares, to delivery of a certificate relating to the shares or to receive notices from the Company and any notice given to that person is deemed notice to all the joint holders;

Votes of joint holders

(f) any one of the joint holders may vote at any meeting of the Company either personally or by duly authorised representative, proxy or attorney, in respect of the shares as if that joint holder was solely entitled to the shares. If more than one of the joint holders are present at any meeting personally or by duly authorised representative, proxy or attorney, the joint holder who is present whose name stands first in the Register in respect of the shares is entitled alone to vote in respect of the shares.

Non-recognition of equitable interests

15. Except as otherwise provided in this Constitution, the Company is entitled to treat the registered holder of any share as the absolute owner of the share and is not, except as ordered by a Court or as required by statute, bound to recognise

(even when having notice) any equitable or other claim to or interest in the share on the part of any other person.

Unmarketable Parcels

15A. (1) Subject to Rule 15A(2), the Secretary may at any time and from time to time send a Divestment Notice to any shareholder holding less than a Marketable Parcel of shares in the Company.

(2) Subject to Rule 15A(14), the Company may not give more than one Divestment Notice to a particular shareholder in any 12 months period.

(3) Where the Company has sent to a shareholder a Divestment Notice then, unless within the Specified Period:

(a) the shareholding of the shareholder increases to at least a Marketable Parcel and the shareholder has notified the Company in writing of the increase;

(b) the relevant shares are sold by the shareholder; or

(c) the shareholder gives to the Company a written notice that the shareholder wishes to retain the relevant shares,

the shareholder is deemed to have irrevocably appointed the Company as the shareholder's agent to sell the shares the subject of the Divestment Notice during the Sale Period at the price and on the terms determined by the Secretary in the Secretary's sole discretion and to receive the proceeds of sale on behalf of the shareholder. Nothing in this Rule obliges the Company to sell the shares. For the purposes of the sale, the Company may initiate a Holding Adjustment to move all the shares from a CHESS holding to an Issuer Sponsored Holding or a Certificated Holding or to take any other action the Company considers necessary or desirable to effect the sale.

(4) Where a shareholder has given to the Company notice under Rule 15A(3)(c) the shareholder may at any time revoke the notice and on revocation the Company is constituted the shareholder's agent as provided in Rule 15A(3).

(5) The Secretary may execute on behalf of a shareholder a transfer of the shares in respect of which the Company is appointed agent under Rule 15A(3) in the manner and form the Secretary considers necessary and to deliver the transfer to the purchaser. The Secretary may take any action on behalf of the shareholder as the Secretary considers necessary to effect the sale and transfer of the shares.

(6) The Company may register a transfer of shares whether or not any certificate for the shares has been delivered to the Company.

(7) If the shares of two or more shareholders to whom this Rule applies are sold to one purchaser, the transfer may be effected by one transfer.

(8) If shares are sold under this Rule, the Company must:

(a) within a reasonable time after completion of the sale, inform the former shareholder of the sale and the total sale proceeds received by the Company; and

(b) within 45 days after completion of the sale, cause the proceeds of sale to be sent to the former shareholder (or, in the case of joint holders, to the holder whose name appeared first in the Register in respect of the joint holding). Despite the preceding sentence, if the shares are certificated, the Company will not be obliged to send those proceeds to the shareholder until after the Company receives any certificate relating to the shares (or the Company is satisfied that the certificate has been lost or destroyed or that its production is not essential). Payment may be made in any manner and by means as determined by the Board and is at the risk of the former shareholder.

(9) The Company bears the costs of sale of the transferor of shares sold under this Rule (but is not liable for tax on income or capital gains of the former shareholder).

(10) All money payable to former shareholders under this Rule which is unclaimed for one year after payment may be invested or otherwise made use of by the Board for the benefit of the Company until claimed or otherwise disposed of according to law. No money payable under this Rule by the Company to former shareholders bears interest as against the Company.

(11) A certificate signed by the Secretary stating that shares sold under this Rule have been properly sold discharges the purchaser of those shares from all liability in respect of the purchase of those shares.

(12) When a purchaser of shares is registered as the holder of the shares, the purchaser:

(a) is not bound to see to the regularity of the actions and proceedings of the Company under this Rule or to the application of the proceeds of sale; and

(b) has title to the shares which is not affected by any irregularity or invalidity in the actions and proceedings of the Company.

(13) Any remedy of any shareholder to whom this Rule applies in respect of the sale of the shareholder's shares is limited to a right of action in damages against the Company to the exclusion of any other right, remedy or relief against any other person.

(14) On the date on which a Takeover is announced in relation to the Company, the power of the Company to sell shares under this Rule lapses. However, this Rule 15A(14) does not affect the Company's authority to finalise any matter relating to shares sold prior to the announcement of the Takeover. Despite Rule 15A(2), after the close of the offers under the Takeover the Company may invoke the procedures set out in this Rule.

CERTIFICATES

Entitlement to certificates

16. Subject to Rule 14(e), where the Company is required by the Law or the Listing Rules to issue certificates for shares, every shareholder is entitled, without payment, to one certificate for the shares registered in that shareholder's name or to several certificates in reasonable denominations, each for a part of the shares.

Delivery of certificates

17. The Company may send any certificate to a shareholder by prepaid post addressed to the shareholder at that shareholder's registered address or as is otherwise directed by the shareholder and every certificate so sent shall be at the risk of the shareholder entitled thereto.

Issue of certificates

18. Subject to Rule 122, if the Board wishes to issue certificates for shares or where the Company is required by the Law or the Listing Rules to issue certificates for shares, share certificates are to be issued under the Seal in any form prescribed by or acceptable to the Board and are to be signed in any manner determined by the Board.

Renewal of certificates

19. (1) This Rule only applies in circumstances where the Board wishes to issue certificates for shares or where the Company is required by the Law or the Listing Rules to issue certificates for shares.

(2) If a certificate is worn out or defaced, upon production of the certificate to the Company, the Board may order it to be cancelled and may issue a new certificate.

(3) If a certificate is lost, stolen or destroyed, upon the giving of any indemnity and any evidence that the certificate has been lost, stolen or destroyed which the Board may require and upon the payment of any fee the Board may from time to time determine, a new certificate may be issued instead of the lost, stolen or destroyed certificate. A certificate issued to replace a certificate which has been lost, stolen or destroyed may be endorsed as having been issued instead of a lost, stolen or destroyed certificate.

(4) A certificate issued under this Rule shall be issued within the time specified in the Listing Rules.

Computerised share transfer system

20. At any time when the Board considers it is expedient in order to enable the Company to participate in any computerised or electronic share transfer system introduced by or acceptable to Australian Stock Exchange Limited, the Board may:

(a) provide that shares may be held in certificated or uncertificated form, and make any provision it thinks fit, including for the issue or cancellation of certificates, to enable shareholders to hold shares in uncertificated form and to convert between certificated and uncertificated holdings;

(b) provide that some or all shareholders are not to be entitled to receive a share certificate in respect of some or all of the shares which the shareholders hold in the Company; and

(c) accept any instrument of transfer or other method of transfer in accordance with the requirements of any share transfer system in which the Company is participating and which is acceptable to the Home Branch.

CALLS

Power to make calls

21. Subject to the terms upon which any shares may have been issued and to the Listing Rules, the Board may make calls from time to time upon the shareholders in respect of all moneys unpaid on their shares. Each shareholder is liable to pay the amount of each call in the manner, at the time and at the place specified by the Board. Calls may be made payable by instalments.

Obligation for calls

22. The Company may make arrangements on the issue of shares for a difference between the holders of those shares in the amount of calls to be paid and the time of payment of the calls.

When a call is made

23. A call is deemed to have been made at the time when the resolution of the Board authorising the call was passed. The call may be revoked or postponed at the discretion of the Board at any time prior to the date on which payment in respect of the call is due.

Interest on the late payment of calls

24. If any sum payable in respect of a call is not paid on or before the date for payment, the shareholder from whom the sum is due is to pay interest on the unpaid amount from the due date to the date of payment at the rate the Board from time to time determines. The Board may waive the whole or part of any interest paid or payable under this Rule.

Instalments

25. If, by the terms of an issue of shares, any amount is payable in respect of any shares by instalments, every instalment is payable as if it is a call duly made by the Board of which due notice had been given, and all provisions of this Constitution with respect to the payment of calls and of interest or to the forfeiture of shares for non-payment of calls or with respect to liens or charges apply to the instalment and to the shares in respect of which it is payable.

Payment in advance of calls

26. If the Board thinks fit it may receive from any shareholder all or any part of the moneys unpaid on all or any of the shares held by that shareholder beyond the sums actually called up and then due and payable either as a loan repayable or as a payment in advance of calls. The Company may pay interest on the moneys advanced at the rate and on the terms agreed by the Board and the shareholder paying the sum in advance.

Non-receipt of notice of call

27. Notice of any call shall be in writing including information as the Law and Listing Rules may require but the non-receipt of a notice of any call by, or the accidental omission to give notice of any call to, any shareholder does not invalidate the call.

FORFEITURE AND LIEN

Notice requiring payment of sums payable

28. If any shareholder fails to pay any sum payable on or in respect of any shares, either for allotment money, calls or instalments, on or before the day for payment, the Board may, at any time after the day specified for payment whilst any part of the sum remains unpaid, serve a notice on the shareholder requiring that shareholder to pay the sum together with interest accrued and all expenses incurred by the Company by reason of the non-payment.

Time and place for payment

29. The notice referred to in Rule 28 is to name a day on or before which the sum, interest and expenses (if any) are to be paid and the place where payment is to be made. The notice is also to state that, in the event of non-payment at or before the time and at the place specified, the shares in respect of which the sum is payable will be liable to be forfeited.

Forfeiture on non-compliance with notice

30. If there is non-compliance with the requirements of any notice given pursuant to Rule 28, any shares in respect of which notice has been given may, at any time after the day specified in the notice for payment whilst any part of allotment moneys, calls, instalments, interest and expenses (if any) remains unpaid, be forfeited by a resolution of the Board to that effect. The forfeiture is

to include all dividends, interest and other moneys payable by the Company in respect of the forfeited shares and not actually paid before the forfeiture.

Notice of forfeiture

31. When any share is forfeited, notice of the resolution of the Board is to be given to the shareholder in whose name it stood immediately prior to the forfeiture, and an entry of the forfeiture and the date of forfeiture is to be made in the Register. Failure to give notice or make the entry as required by this Rule does not invalidate the forfeiture.

Disposal of forfeited shares

32. Any forfeited share is deemed to be the property of the Company and the Board may sell or otherwise dispose of or deal with the share in any manner it thinks fit and with or without any money paid on the share by any former holder being credited as paid up **PROVIDED** that forfeited shares may not be sold or otherwise disposed of to a director or to an associate of a director unless (i) those shares have first been offered for sale to all other shareholders and have not been taken up by them and (ii) are sold or disposed of, within one month of the expiry of that offer, on the same terms and conditions on which they were offered to the other shareholders.

Annulment of forfeiture

33. The Board may, at any time before any forfeited share is sold or otherwise disposed of, annul the forfeiture of the share upon any condition it thinks fit.

Liability notwithstanding forfeiture

34. Any shareholder whose shares have been forfeited is, notwithstanding the forfeiture, liable to pay and is obliged forthwith to pay to the Company all sums of money, interest and expenses owing upon or in respect of the forfeited shares at the time of forfeiture, together with expenses and interest from that time until payment at the rate the Board from time to time determines. The Board may enforce the payment or waive the whole or part of any sum paid or payable under this Rule as it thinks fit.

Company's lien or charge

35. The Company has a first and paramount lien or charge for unpaid calls, instalments, interest due in relation to any calls or instalments and any amounts the Company is called upon by law to pay in respect of the shares of a

shareholder upon shares registered in the name of the shareholder in respect of which the calls, instalments and interest are due and unpaid or in respect of which the amounts are paid and upon the proceeds of sale of the shares. The lien or charge extends to all dividends and bonuses from time to time declared in respect of the shares provided that, if the Company registers a transfer of any shares upon which it has a lien or charge without giving the transferee notice of any claim it may have at that time, the shares are freed and discharged from the lien or charge of the Company in respect of that claim.

Sale of shares to enforce lien

36. For the purpose of enforcing a lien or charge, the Board may sell the shares which are subject to the lien or charge in any manner it thinks fit and with or without giving any notice to the shareholder in whose name the shares are registered.

Title to shares forfeited or sold to enforce lien

37. (1) In a sale or a re-allotment of forfeited shares or in the sale of shares to enforce a lien or charge, an entry in the Board's minute book that the shares have been forfeited, sold or re-allotted in accordance with this Constitution is sufficient evidence of that fact as against all persons entitled to the shares immediately before the forfeiture, sale or re-allotment of the shares. The Company may receive the purchase money or consideration (if any) given for the shares on any sale or re-allotment.

(2) In a re-allotment, a certificate signed by a Director or the Secretary to the effect that the shares have been forfeited and the receipt of the Company for the price of the shares constitutes a good title to them.

(3) In a sale, the Company may appoint a person to execute a transfer in favour of the person to whom the shares are sold.

(4) Upon the issue of the receipt or the execution of the transfer the person to whom the shares have been re-allotted or sold is to be registered as the holder of the shares, discharged from all calls or other money due in respect of the shares prior to the re-allotment or purchase and the person is not bound to see to the regularity of the proceedings or to the application of the purchase money or consideration; nor is the person's title to the shares affected by any irregularity or invalidity in the proceedings relating to the forfeiture, sale or re-allotment.

(5) The net proceeds of any sale or re-allotment are to be applied first in payment of all costs of or in relation to the enforcement of the lien or charge or the forfeiture (as the case may be) and of the sale or re-allotment, next in satisfaction of the amount in respect of which the lien exists as is then payable to the Company (including interest) and the residue (if any) paid to, or at the direction of, the person registered as the holder of the shares immediately prior to the sale or re-allotment or to the person's executors, administrators or assigns upon the production of any evidence as to title required by the Board.

(6) If a certificate for the shares is not produced to the Company, the Board may, where the Company is required by the Law or the Listing Rules to issue certificates for shares, issue a new certificate distinguishing it from the certificate (if any) which was not produced.

PAYMENTS BY THE COMPANY

Payments by the Company

38. If any law of any place imposes or purports to impose any immediate or future or possible liability on the Company to make any payment or empowers any government or taxing authority or government official to require the Company to make any payment in respect of any securities held either jointly or solely by any holder or in respect of any transfer of those securities or in respect of any interest, dividends, bonuses or other moneys due or payable or accruing due or which may become due or payable to the holder by the Company on or in respect of any securities or for or on account or in respect of any holder of securities, whether in consequence of:

(a) the death of the holder;

(b) the non-payment of any income tax or other tax by the holder;

(c) the non-payment of any estate, probate, succession, death, stamp or other duty by the holder or the trustee, executor or administrator of that holder or by or out of the holder's estate;

(d) any assessment of income tax against the Company in respect of interest or dividends paid or payable to the holder; or

(e) any other act or thing,

the Company in each case:

(i) is to be fully indemnified from all liability by the holder or the holder's trustee, executor or administrator and by any person who becomes registered as the holder of the securities on the distribution of the deceased holder's estate;

(ii) has a lien or charge upon the securities for all moneys paid by the Company in respect of the securities under or in consequence of any law;

(iii) has a lien upon all dividends, bonuses and other moneys payable in respect of the securities registered in the Register as held either jointly or solely by the holder for all moneys paid or payable by the Company in respect of the securities under or in consequence of any law, together with interest at a rate the Board may determine from time to time from the date of payment to the date of repayment, and may deduct or set off against any dividend, bonus or other moneys payable any moneys paid or payable by the Company together with interest;

(iv) may recover as a debt due from the holder or the holder's trustee, executor or administrator, or any person who becomes registered as the holder of the securities on the distribution of the deceased holder's estate, any moneys paid by the Company under or in consequence of any law which exceed any dividend, bonus or other money then due or payable by the Company to the holder together with interest at a rate the Board may determine from time to time from the date of payment to the date of repayment; and

(v) may, if any money is paid by the Company under any law, refuse to register a transfer of any securities by the holder or the holder's trustee, executor or administrator until the money and interest is set off or deducted or, in case the money and interest exceeds the amount of any dividend, bonus or other money then due or payable by the Company to the holder, until the excess is paid to the Company.

Nothing in this Rule prejudices or affects any right or remedy which any law confers on the Company, and, as between the Company and each holder, each holder's trustee, executor, administrator and estate, any right or remedy which the law confers on the Company is enforceable by the Company.

TRANSFER AND TRANSMISSION OF SECURITIES

Instrument of transfer required

39. Subject to Rule 20, no transfer of any securities may be registered unless a proper instrument of transfer, in writing in the usual or common form or in any form the Board may from time to time prescribe or in a particular case accept, duly stamped (if necessary) is delivered to the Company. The transferor is deemed to remain the holder of the securities transferred until the name of the transferee is entered in the Register.

Board may refuse to register

40. The Board may refuse to register a transfer of securities in any of the circumstances permitted by the Listing Rules.

Notice of refusal of transfer

41. The decision of the Board relating to the registration of a transfer is absolute. If the Board refuses to register a transfer of a security the Board shall give the lodging party written notice of the refusal and the precise reasons for the refusal within the maximum period permitted by the Listing Rules. Failure to give notice of refusal to register any transfer as may be required under the Law or the Listing Rules does not invalidate the decision of the Board.

Closing Register

42. Subject to the provisions of the Law and the Listing Rules, the Register may be closed at any time the Board thinks fit.

Instrument of transfer and certificate to be left at Office

43. Every instrument of transfer must be left for registration at the Office or any other place the Board determines from time to time. Unless the Board otherwise determines either generally or in a particular case, the instrument of transfer is to be accompanied by the certificate (if any) for the securities to be transferred. In addition, the instrument of transfer is to be accompanied by any other evidence which the Board may require to prove the title of the transferor, the transferor's right to transfer the securities, due execution of the transfer or due compliance with the provisions of any law relating to stamp duty. No fee shall be charged on the transfer of any share.

Company may retain instrument of transfer

44. Each instrument of transfer which is registered may be retained by the Company for any period determined by the Board after which the Company may destroy it.

Cancellation of old and issue of new certificate

45. Subject to Rule 43, on each application to register the transfer of any securities or to register any person as the holder in respect of any securities transmitted to that person by operation of law or otherwise, the certificate (if any) specifying the securities in respect of which registration is required must be delivered up to the Company for cancellation and upon registration the certificate is deemed to have been cancelled. Subject to Rule 20, if the Company is required by the Law or the Listing Rules to issue certificates for securities a new certificate specifying the securities transferred or transmitted is to be issued and sent to the transferee or transmittee. If the registration of any transfer is required in respect of some only of the securities specified in the certificate (if any) delivered up to the Company and if the Company is required by the Law or the Listing Rules to issue certificates for securities, a new certificate specifying the remaining securities is to be issued and sent to the transferor. New certificates are to be issued within the time specified by the Listing Rules.

Transmission upon death

46. The trustee, executor or administrator of a deceased shareholder (who is not one of several joint holders) is the only person recognised by the Company as having any title to securities registered in the name of the deceased shareholder but the Board may, subject to compliance by the transferee with this Constitution, register any transfer signed by a shareholder prior to the shareholder's death notwithstanding that the Company has notice of the shareholder's death.

Transmission by operation of law

47. A person (a "transmittee") who establishes to the satisfaction of the Board that the right to any securities has devolved on the transmittee by will or by operation of law may be registered as a holder in respect of the securities or may (subject to the provisions in this Constitution relating to transfers) transfer the securities. However, the Board has the same right to refuse to register the transmittee as if the transmittee was the transferee named in an ordinary transfer presented for registration.

ALTERATION OF CAPITAL

Power to alter share capital

48. The Company in general meeting may from time to time alter or reduce its share capital in any one or more of the ways provided for by the Law.

Board may give effect to alteration of share capital

49. The Board may do anything which is required to give effect to any resolution authorising alteration or reduction of the share capital of the Company and, without limitation, may make provision for the issue of fractional certificates or sale of fractions of shares and distribution of net proceeds as it thinks fit.

GENERAL MEETINGS

General meetings

50. General meetings of the Company may be convened and held at the times and places and in the manner determined by the Board. Except in the manner and circumstances provided by the Law, no shareholder or individual Director may convene a meeting of the Company. By resolution of the Board any general meeting (other than a general meeting which has been requisitioned by shareholders in accordance with the Law) may be cancelled or postponed prior to the date on which it is to be held.

Notice of general meeting

51. Subject to the provisions of the Law, notice of a general meeting may be given by the Board in the form and in the manner the Board thinks fit save that the Board is required to give at least sixty days notice in writing to the Home Branch of any general meeting at which the Board proposes or this Constitution requires that an election of Directors be held. Notice of the meeting shall be given to the members, to the Home Branch and to such persons as are entitled under this Constitution or under the Law or under the Listing Rules. The non-receipt of a notice of any general meeting by, or the accidental omission to give notice to, any person entitled to notice does not invalidate any resolution passed at that meeting.

PROCEEDINGS OF MEETINGS

Business of general meetings

52. The business of an annual general meeting is to receive and consider the accounts and reports required by the Law to be laid before each annual general meeting, to elect Directors in the place of those retiring under this Constitution, when relevant to appoint an auditor, and to transact any other business which, under this Constitution, is required to be transacted at any annual general meeting. All other business transacted at an annual general meeting and all business transacted at other general meetings is deemed to be special. Except with the approval of the Board, with the permission of the Chair or pursuant to the Law, no person may move at any meeting either:

(a) in regard to any special business of which notice has been given under Rule 51, any resolution or any amendment of a resolution; or

(b) any other resolution which does not constitute part of special business of which notice has been given under Rule 51.

The auditors are entitled to attend and be heard on any part of the business of a meeting which concerns the auditors.

Quorum

53. (a) Except as provided for in Rule 53(b), three shareholders present shall constitute a quorum for a meeting.

(b) Three shareholders present who are not significant foreign shareholders shall constitute a quorum for a meeting if the business to be transacted at the meeting includes the election, replacement or removal of an A Class Director.

(c) No business may be transacted at any meeting except the election of a Chair and the adjournment of the meeting unless a quorum is present at the commencement of the business.

Adjournment in absence of quorum

54. If within fifteen minutes after the time specified for a general meeting a quorum is not present, the meeting, if convened upon a requisition by shareholders, is to be dissolved, and in any other case it is to be adjourned to the same day in the

next week (or, where that day is not a business day, the business day next following that day) at the same time and place and if, at the adjourned meeting, a quorum is not present within thirty minutes after the time specified for holding the meeting, the meeting is to be dissolved.

Chair

55. (1) The Chair of the Board is entitled to take the chair at every general meeting.

(2) If at any general meeting:

(a) the Chair of the Board is not present at the specified time for holding the meeting; or

(b) the Chair of the Board is present but is unwilling to act as chair of the meeting,

the Deputy Chair of the Board is entitled to take the chair at the meeting.

(3) If at any general meeting:

(a) there is no Chair of the Board or Deputy Chair of the Board;

(b) the Chair of the Board and Deputy Chair of the Board are not present at the specified time for holding the meeting; or

(c) the Chair of the Board and the Deputy Chair of the Board are present but each is unwilling to act as chair of the meeting,

the shareholders present may choose another Director as chair of the meeting and if no Director is present or if each of the Directors present are unwilling to act as chair of the meeting, a shareholder chosen by the shareholders present may take the chair at the meeting.

Acting Chair

56. If during any general meeting the Chair acting pursuant to Rule 55 is unwilling to act as chair for any part of the proceedings, the Chair may withdraw as chair during the relevant part of the proceedings and may nominate any person who immediately before the general meeting was a Director or who has been nominated for election as a Director at the meeting to be Acting Chair of the meeting during the relevant part of the proceedings. Upon the conclusion of the relevant part of the proceedings the Acting Chair is to withdraw and the Chair is to resume acting as chair of the meeting.

General conduct of meeting

57. The general conduct of each general meeting of the Company and the procedures to be adopted at the meeting are as determined by the chair. The chair may at any time the chair considers it necessary or desirable for the proper and orderly conduct of the meeting demand the cessation of debate or discussion on any business, question, motion or resolution being considered by the meeting and require the business, question, motion or resolution to be put to a vote of the shareholders present. The chair may require the adoption of any procedures which are in the chair's opinion necessary or desirable for the proper and orderly casting or recording of votes at any general meeting of the Company, whether on a show of hands or on a poll.

Adjournment

58. The chair may at any time during the course of the meeting adjourn from time to time and place to place the meeting or any business, motion, question or resolution being considered or remaining to be considered by the meeting or any debate or discussion and may adjourn any business, motion, question, resolution, debate or discussion either to a later time at the same meeting or to an adjourned meeting. If the chair exercises a right of adjournment of a meeting pursuant to this Rule, the chair has the sole discretion to decide whether to seek the approval of the shareholders present to the adjournment and, unless the chair exercises that discretion, no vote may be taken by the shareholders present in respect of the adjournment. No business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

Voting

59. Each question submitted to a general meeting is to be decided in the first instance by a show of hands of the shareholders present and entitled to vote.

Declaration of vote on a show of hands, when poll demanded

60. At any meeting, unless a poll is demanded, a declaration by the chair that a resolution has been passed or lost, having regard to the majority required, and an entry to that effect in the book to be kept of the proceedings of the Company, signed by the chair of that or the next succeeding meeting, is conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of or against the resolution. A poll may be demanded either immediately before or immediately after any question is put to a show of hands either by a shareholder in accordance with the Law (and not otherwise) or by the chair. No poll may be demanded on the election of a chair of a meeting.

Taking a poll

61. If a poll is demanded as provided in Rule 60, it is to be taken in the manner and at the time and place as the Chair directs, and the result of the poll is deemed to be the resolution of the meeting at which the poll was demanded. The demand for a poll may be withdrawn. In the case of any dispute as to the admission or rejection of a vote, the Chair's determination in respect of the dispute made in good faith is final.

Continuation of business

62. A demand for a poll does not prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded. A poll demanded on any question of adjournment is to be taken at the meeting and without adjournment.

Special meetings

63. All the provisions of this Constitution as to general meetings apply to any special meeting of any class of shareholders which may be held pursuant to the operation of this Constitution or the Law.

VOTES OF SHAREHOLDERS

Voting rights

64. Subject to restrictions on voting from time to time affecting any class of shares and subject to Rules 14(f), 67, 71, 73(7) and 83:

(a) (i) subject to paragraphs (ii) and (iii), on a show of hands, each shareholder present has one vote;

(ii) where a shareholder has appointed more than one person as representative, proxy or attorney for that shareholder, none of the representatives, proxies or attorneys is entitled to vote on a show of hands;

(iii) where a person is entitled to vote by virtue of paragraph (i) in more than one capacity, that person is entitled only to one vote on a show of hands;

(b) on a poll subject to paragraph (c), each shareholder present:

(i) has one vote for each fully paid share held; and

(ii) for each other share held, has a vote in respect of the share which carries the same proportionate value as the proportion of the amount paid up or agreed to be considered as paid up on the total issue price of that share at the time the poll is taken bears to the total issue price of the share; and

(c) where the Board has approved, consistently with applicable law, other means (including electronic) for the casting and recording of votes by shareholders on any resolution to be put to a general meeting, every shareholder having the right to vote on the resolution:

(i) has one vote for each fully paid share held; and

(ii) for each other share held, has a vote in respect of the share which carries the same proportionate value as the proportion of the amount paid up or agreed to be considered as paid up on the total issue price of that share at the time the vote is taken bears to the total issue price of the share.

Voting rights of personal representatives, etc.

65. Where a person satisfies the Board at least 48 hours before the holding of a general meeting (unless the person has previously satisfied the Board as to the person's right to vote) that the person is a trustee, executor or administrator as referred to in Rule 46 or a transmittee as referred to in Rule 47, the person may vote at the general meeting in the same manner as if the person were the registered holder of the securities referred to in Rule 46 or 47, as the case requires.

Appointment of proxies

66. Any shareholder may appoint not more than two proxies to vote at a general meeting on that shareholder's behalf and may direct the proxy or proxies to vote either for or against each or any resolution. A proxy need not be a shareholder. If a shareholder is entitled to cast two or more votes at a meeting, that shareholder may appoint two proxies. If a shareholder appoints two proxies and the appointment does not specify the proportion or number of votes that each proxy may exercise, each proxy may exercise half the votes. The instrument appointing a proxy (and the power of attorney, if any, under which it is signed or proof of the power of attorney to the satisfaction of the Board) must be deposited duly stamped (if necessary) at the Office, or any other place the Board may determine from time to time, not later than forty-eight hours (or a lesser period as the Board may determine and stipulate in the notice of meeting) before the time for holding the meeting or adjourned meeting or poll at which the person named in the instrument proposes to vote. Where a notice of meeting provides for electronic lodgement of proxies, a proxy lodged at the electronic address specified in the notice is taken to have been received at the Office and validated by the shareholder if there is compliance with the requirements set out in the notice. No instrument appointing a proxy is, except as provided in this Rule, valid after the expiration of twelve months after the date of its execution. Any shareholder who is or who intends to be absent or resident abroad may deposit at the Office an instrument duly stamped (if necessary) appointing a proxy and the appointment is valid for all meetings during the shareholder's absence or residence abroad and until revocation.

Voting by corporation

67. Any corporation, being a member and entitled to vote, may by resolution of its directors or other governing body or by an instrument of proxy authorise any person, though not a member of the Company, to act as its representative at meetings and the representative shall, in accordance with his authority and until his authority is revoked by the Corporation which he represents, be entitled to exercise the same powers on behalf of the Corporation which he represents as that Corporation could exercise if it were a natural person who was a member.

Validity of vote

68. A vote given in accordance with the terms of an instrument of proxy or power of attorney is valid notwithstanding the previous death or unsoundness of mind of the principal or revocation of the instrument of proxy or power of attorney or transfer of the shares in respect of which the vote is given, provided no notice in writing of the death, unsoundness of mind, revocation or transfer has been received at the Office before the relevant meeting or adjourned meeting. A proxy is not revoked by the principal attending and taking part in the meeting, unless the principal actually votes at the meeting on the resolution for which the proxy is proposed to be used.

Form and execution of instrument of proxy

69. An instrument appointing a proxy is valid if it is in a form (including electronic) which the Board may prescribe or accept. The instrument of proxy is deemed to include the right to demand or join in demanding a poll and (except to the extent to which the proxy is specifically directed to vote for or against any proposal) the power to act generally at the meeting for the person giving the proxy. An instrument appointing a proxy, unless the contrary is stated, is valid for any adjournment of the meeting as well as for the meeting to which it relates. Any instrument appointing a proxy which is incomplete may be completed by the Secretary on authority from the Board and the Board may authorise completion of the proxy by the insertion of the name of any Director as the person in whose favour the proxy is given.

Board to issue forms of proxy

70. The Board must issue with any notice of general meeting of shareholders or any class of shareholders forms of proxy for use by the shareholders. Each form must leave blank that part of the form where the name of the proxy or proxies is to be inserted, but the form may include the names of any of the Directors or of any other persons as suggested proxies or as persons who are to be proxies where the shareholder does not specify in the form the name of the person or persons to be appointed as proxies. The forms may be worded so that a proxy may be directed to vote either for or against each or any of the resolutions to be proposed.

Attorneys of shareholders

71. Any shareholder may, by duly executed power of attorney, appoint an attorney to act on the shareholder's behalf at all or certain specified meetings of the Company. Before the attorney is entitled to act under the power of attorney, the power of attorney or proof of the power of attorney to the satisfaction of the Board must be produced for inspection at the Office or any other place the Board may determine from time to time together, in each case, with evidence of

the due execution of the power of attorney as required by the Board. The attorney may be authorised to appoint a proxy for the shareholder granting the power of attorney.

Rights of shareholder indebted to Company in respect of other shares

72. Subject to any restrictions from time to time affecting the right of any shareholder or class of shareholders to attend any meeting, a shareholder holding a share in respect of which for the time being no moneys are due and payable to the Company is entitled to be present at any general meeting and to vote and be reckoned in a quorum notwithstanding that moneys are then due and payable to the Company by the shareholder in respect of any other share held by the shareholder provided that, upon a poll, a shareholder is only entitled to vote in respect of shares held by the shareholder upon which, at the time when the poll is taken, no moneys are due and payable to the Company.

FOREIGN SHAREHOLDERS

Requirement to provide information

73. (1) A term when used in this Rule shall have the same meaning as when used in the *Commonwealth Serum Laboratories Act 1961* unless that term is defined in this Constitution.

(2) The powers conferred on the Board under this Rule are to be interpreted widely. In exercising their powers under this Rule the Board is entitled to have sole regard to the interests of the Company and the need for the Company to comply with the terms of the *Commonwealth Serum Laboratories Act 1961* and any other applicable statutory requirements, and may disregard any loss or disadvantage that may be suffered by individual shareholders affected by the exercise of those powers. Shareholders acknowledge that they have no right of action against the Board or the Company for any loss or disadvantage incurred by them as a result, whether direct or indirect, of the Board exercising their powers pursuant to this Rule.

(3) Where a person becomes a shareholder as a result of a Market Transfer, that person must within forty-eight hours from the date of being entered on the Register (or within such other period as the Board may permit) provide to the Company a statutory declaration made by the person, or in the case of a body corporate, by a director or secretary or other duly authorised officer in a form approved by the Board setting out the Required Information.

(4) A person seeking to become the holder of shares in the Company whether by allotment, transfer, transmission or in any way other than as a result of a Market Transfer shall provide to the Company a statutory declaration made by the person, or in the case of a body corporate, by a director or secretary or other duly authorised officer in a form approved by the Board setting out the Required Information.

(5) Where a person fails to provide a statutory declaration pursuant to the terms of Rule 73(4), the Board may refuse to make the allotment or register the transfer or transmission as the case may be.

(6) A shareholder shall, if required by the Board from time to time and at any time, furnish to the Company within forty-eight hours of being requested by the Company to do so a statutory declaration made by the person, or in the case of a body corporate, by a director or secretary or other duly authorised officer in a form approved by the Board setting out the Required Information.

(7) If a shareholder fails to comply with the requirements of Rule 73(3) or Rule 73(6), or although having been entered on the Register has failed to comply with the requirements of Rule 73(4), the Board may declare by notice in writing to the shareholder that the votes attached to all shares in the Company in which the shareholder has a relevant interest (or attached to that number of such shares as the Board may specify) are suspended until a statutory declaration in a form approved by the Board containing the Required Information is provided to the Company. The shareholder shall not be entitled to vote in respect of the shares specified by the Board from the time the declaration is made by the Board until such time as the Board is satisfied that a statutory declaration which complies with this Rule has been provided to the Company.

(8) Notwithstanding the foregoing, the Board may if it so wishes from time to time (either generally or in a particular case or class of cases) waive the requirement for a statutory declaration in the case of any shareholder holding less than 500,000 shares in the Company, or in the case of any person seeking to become the holder of less than 500,000 shares in the Company, or in the case of shares allotted to or acquired by an existing shareholder who has previously submitted a statutory declaration under this Rule.

Sub-Register of foreign-held voting shares

74. In addition to any register maintained under Rule 119 or in compliance with the Law, the Board shall maintain a Sub-Register of foreign-held voting shares,

entering on it the same details as the Register in relation to all foreign-held voting shares and such other information as the Board determines is appropriate. A declaration by the Board that certain shares are foreign-held voting shares may be based on the place of registered address of the registered owner of the shares, the Required Information provided by the registered owner, or such other information as may be available to the Board from any source whatsoever.

Significant Foreign Shareholder noted on sub-register

75. The Board shall cause to be noted on the Sub-Register of foreign-held voting shares:

(a) any person who in the Board's opinion is a significant foreign shareholder; and

(b) the voting shares in the Company in which in the Board's opinion each significant foreign shareholder has a relevant interest.

Significant Foreign Shareholding

76. Unless the contrary is proven, the voting shares entered on the Sub-Register of foreign-held voting shares under Rule 75(b) in relation to a significant foreign shareholder shall be deemed for all purposes to be a significant foreign shareholding held by that shareholder.

Duties of Board in maintaining sub-register

77. (1) The Board shall take reasonable steps to maintain the accuracy of the Sub-Register of foreign-held voting shares and keep it up to date, and to find out whether there is one or more significant foreign shareholdings at any particular time.

(2) A copy of the Sub-Register shall be provided as soon as practicable to the Minister upon receipt by the Company of a written request from the Minister for a copy of the Sub-Register.

DIRECTORS

Number of Directors

78. The number of Directors (not including alternate Directors) shall be the number which the Board may from time to time determine provided that the maximum number of Directors at any one time shall not exceed 12 nor be less than 3. All Directors are to be natural persons.

Two thirds of Directors to be Australian citizens

79. Notwithstanding anything in this Constitution to the contrary, two thirds of the Directors of the Company shall at all times be Australian citizens and the purported appointment or election of a director who is not an Australian citizen shall be void and of no effect if that appointment or election would result in a breach of this Rule.

Class of Directors

80. The Board of Directors shall comprise:

(a) during such time as to the knowledge of the Board there is no significant foreign shareholding, one class of Directors;

(b) at all other times:

(i) O class Directors whose number shall be the number nearest to but not exceeding one third of the number of Directors holding office at any one time; and

(ii) A class Directors who shall comprise all other members of the Board.

Selection of Directors for each class

81. If at a time when there is one class of directors the Board becomes aware of a significant foreign shareholding a meeting of the Board shall be convened as soon as practicable to designate each Director holding office at that time as an A class director or an O class director. The Board shall designate one third (or if the number of Directors in office is not a multiple of 3, the number nearest to

but not greater than one third) of the Directors as O class Directors, and the remainder as A class Directors.

Procedure for selection

82. If the Directors are required to be divided into O class Directors and A class Directors, the Managing Director shall be regarded as an A class Director. The Directors shall agree amongst themselves which other Directors shall be designated as A class Directors and which shall be designated as O class Directors, and in the absence of agreement such designation shall be by lot. Except in the circumstances referred to in Rule 86, once a Director has been designated as an O class Director, he or she may not be redesignated as an A class Director.

Significant foreign shareholder not to vote on A class Directors

83. At any general meeting significant foreign shareholders shall not vote in respect of the appointment, replacement or removal of any A class director and any vote they purport to cast on such a resolution shall be of no effect.

Director may be removed

84. The Directors may by resolution remove a Director appointed or purportedly appointed by reason of a resolution in breach of Rule 83.

Power by Directors to prevent breach

85. The Directors may take all reasonable steps to remove or limit the right of a person to exercise voting rights attached to a significant foreign shareholding in the Company in respect of the appointment, replacement or removal of an A class Director of the Company.

Procedure if too few A class Directors

86. Whenever for any reason the number of A class Directors falls below two thirds of the number of Directors holding office at any one time and within the succeeding seven days sufficient new A class directors have not been appointed, or sufficient O class Directors have not been by resolution of the Board redesignated as A class Directors, to restore the numbers of A class Directors to at least two thirds of the Board:

(a) the number of O class Directors which exceed the number permitted by Rule 80(b)(i) shall immediately vacate office; and

(b) the O class Directors required to vacate office shall be decided by agreement amongst the O class Directors or, in the absence of agreement, by lot.

Power to appoint Directors

87. The Board has the power at any time to appoint any person as a Director, either to fill a casual vacancy or as an addition to the Board but so that the number of Directors does not exceed the maximum number determined pursuant to Rule 78. Any Director appointed under this Rule may hold office only until the next annual general meeting of the Company and is then eligible for election at that meeting but is not to be taken into account in determining the number of Directors who are to retire by rotation at the meeting.

Remuneration of Directors

88. As remuneration for services each Director is to be paid out of the funds of the Company a sum determined by the Board payable at the time and in the manner determined by the Board provided that the aggregate remuneration paid to all the Directors in any year by the Company and any subsidiaries of the Company for their services as Directors of the Company or of such subsidiaries may not exceed $1,000,000. The Company may in general meeting from time to time fix any other amount as the maximum aggregate remuneration to be paid to all the Directors in any year. The notice of meeting must include all matters required to be included by the Listing Rules. The expression "remuneration" in this Rule does not include the fees which may otherwise be payable to a Director pursuant to Rules 89 and 90.*

Remuneration of Directors for extra services

89. Any Director who devotes special attention to the business of the Company, or who otherwise performs services which in the opinion of the Board are outside the scope of the ordinary duties of a Director, may be paid a fee for the services as determined by the Board.

* [Note: At the Company's Annual General Meeting held on 14 October 2004, shareholders approved an increase in the maximum aggregate remuneration that may be paid to all the Directors in any year by the Company and any subsidiaries of the Company for their services as Directors of the Company or of such subsidiaries to $1,500,000.]

Travelling and other expenses

90. Every Director is, in addition to any other remuneration provided for in this Constitution, entitled to be paid from Company funds all reasonable travel, accommodation and other expenses incurred by the Director in attending meetings of the Company or of the Board or of any Committees or while engaged on the business of the Company.

Retirement benefits

91. Any Director may be paid a retirement benefit, as determined by the Board, in accordance with the Law. The Board may make arrangements with any Director with respect to the payment of retirement benefits in accordance with this Rule.

Directors may contract with Company

92. (1) A Director is not disqualified by the office of Director from contracting or entering into any arrangement with the Company either as vendor, purchaser or otherwise and no contract or arrangement entered into with the Company by a Director nor any contract or arrangement entered into by or on behalf of the Company in which a Director is in any way interested may be avoided for that reason. A Director is not liable to account to the Company for any profit realised by any contract or arrangement, by reason of holding the office of Director or of the fiduciary relationship established by the office.

(2) Except where a Director is constrained by the Law, a Director may be present at a meeting of the Board while a matter in which the Director has an interest is being considered and may vote in respect of that matter.

(3) To the extent and in the manner required by the Listing Rules, the Company shall inform the Home Branch of any material contract involving directors interests.

(4) A Director who is interested in any contract or arrangement may, notwithstanding the interest, attest the affixing of the Seal to any document evidencing or otherwise connected with the contract or arrangement.

Director may hold other office

93. (1) A Director may hold any other office or position under the Company (except that of auditor) in conjunction with the office of Director, on terms and at a remuneration in addition to remuneration (if any) as a Director, as the Board approves.

(2) A Director may be or become a director of or hold any other office or position under any corporation promoted by the Company, or in which it may be interested, whether as a vendor or shareholder or otherwise, or with any other corporation or organisation, and the Director is not accountable for any benefits received as a director or shareholder of or holder of any other office or position under any such corporation or organisation.

Exercise of voting power in other corporations

94. The Board may exercise the voting power conferred by the shares in any corporation held or owned by the Company as the Board thinks fit (including the exercise of the voting power in favour of any resolution appointing the Directors or any of them directors of that corporation or voting or providing for the payment of remuneration to the directors of that corporation) and a Director of the Company may vote in favour of the exercise of those voting rights notwithstanding that the Director is, or may be about to be appointed, a director of that other corporation and may be interested in the exercise of those voting rights.

Directors may lend to the Company

95. Any Director may lend money to the Company at interest with or without security or may, for a commission or profit, guarantee the repayment of any money borrowed by the Company and underwrite or guarantee the subscription of shares or securities of the Company or of any corporation in which the Company may be interested without being disqualified in respect of the office of Director and without being liable to account to the Company for the commission or profit.

ALTERNATE DIRECTORS

Director may appoint alternate Director

96. Subject to this Constitution, each Director may from time to time to appoint any person approved by a majority of the other Directors to act as an alternate

Director in the Director's place, whether for a stated period or periods or until the happening of a specified event or from time to time, whenever by absence or illness or otherwise the Director is unable to attend to duties as a director. The appointment is to be in writing and signed by the Director and a copy of the appointment is to be given by the appointing Director to the Company by forwarding or delivering it to the Office or by forwarding or delivering it to a meeting of the Board. The appointment takes effect immediately upon receipt of the appointment at the Office or at a meeting of the Board and approval by a majority of co-Directors or upon such later date or at such later time as is specified in the appointment. The following provisions apply to any alternate Director:

(a) the alternate Director may be removed or suspended from office upon receipt at the Office of written notice, letter, telex, facsimile transmission or other form of visible communication from the Director by whom the alternate Director was appointed to the Company;

(b) the alternate Director is entitled to receive notice of meetings of the Board and to attend and vote at the meetings if the Director by whom the alternate Director was appointed is not present;

(c) the alternate Director is entitled to exercise all the powers (except the power to appoint an alternate Director) and perform all the duties of a Director, in so far as the Director by whom the alternate Director was appointed has not exercised or performed them;

(d) the alternate Director is not, unless the Board otherwise determines, (without prejudice to the right to reimbursement for expenses pursuant to Rule 90) entitled to receive any remuneration as a Director from the Company, and any remuneration (not including remuneration authorised by the Board or reimbursement for expenses) paid to the alternate Director by the Company is to be deducted from the remuneration of the Director by whom the alternate Director was appointed;

(e) the office of the alternate Director is vacated upon the death of, or vacation of office by the Director by whom the alternate Director was appointed;

(f) the alternate Director is not to be taken into account in determining the number of Directors or rotation of Directors; and

(g) the alternate Director is, while acting as a Director, responsible to the Company for the alternate Director's own acts and defaults and

is not deemed to be the agent of the Director by whom the alternate Director was appointed.

VACATION OF OFFICE OF DIRECTOR

Vacation of office by Director

97. (1) The office of a Director is vacated:

(a) upon the Director becoming an insolvent under administration, suspending payment generally to creditors or compounding with or assigning the Director's estate for the benefit of creditors;

(b) upon the Director becoming a person of unsound mind or a person who is a patient under laws relating to mental health or whose estate is administered under laws relating to mental health;

(c) upon the Director being absent from meetings of the Board during a period of three consecutive calendar months without leave of absence from the Board where the Board has not, within fourteen days of having been served by the Secretary with a notice giving particulars of the absence, resolved that leave of absence be granted;

(d) upon the Director resigning office by notice in writing to the Company;

(e) upon the Director being removed from office pursuant to the Law or pursuant to this Constitution; or

(f) upon the Director being prohibited from being a Director by reason of the operation of the Law.

(2) A Director who vacates office pursuant to Rule 97(1) is not to be taken into account in determining the number of Directors who are to retire by rotation at any annual general meeting.

Directors who are employees of the Company

98. The office of a Director who is an employee of any member of the Group becomes vacant upon the Director ceasing to be employed within the Group but the person concerned is eligible for reappointment or re-election as a Director of the Company.

ELECTION OF DIRECTORS

99. The following provisions apply to all the Directors:

Retirement of Directors

(a) Subject to Rules 87 and 97(2), at every annual general meeting, one-third of the Directors (other than any Managing Director) or, if their number is not a multiple of three, then the number nearest to but not less than one-third must retire from office. A Director (other than a Director who is Managing Director) must retire from office at the conclusion of the third annual general meeting after which the Director was elected or re-elected. A Director who is required to retire under this Rule retains office until the dissolution or adjournment of the meeting at which the retiring Director retires.

Who must retire

(b) The Directors to retire pursuant to Rule 99(a) are the Directors or Director longest in office since last being elected. As between Directors who were elected on the same day the Directors to retire are (in default of agreement between them) determined by ballot. The length of time a Director has been in office is calculated from the Director's last election or appointment. A retiring Director is eligible for re-election.

Nomination of Directors

(c) No person (other than a retiring Director) is eligible for election to the office of Director at any general meeting unless the person or some shareholder intending to nominate the person has given notice in writing signed by the nominee giving consent to the nomination and signifying either candidature for the office or the intention of the shareholder to nominate the nominee. To be valid, the notice is required to be left at the Office not less than 30 business days before the meeting.

MANAGING DIRECTOR

Appointment of a Managing Director

100. The Board may from time to time appoint one of its members to be Managing Director (who may bear that title or any other title determined by the Board) for a period ending on the happening of events (if any) stipulated by the Board, and at a remuneration which may be by way of salary or commission on or participation in profits (but not operating revenues) or by any or all of these methods and otherwise on terms as determined by the Board from time to time. The Board may confer upon and withdraw from the Managing Director any of the powers exercisable under this Constitution by the Board as it thinks fit and upon any conditions it thinks expedient but the conferring of powers by the Board upon the Managing Director does not exclude the exercise of those powers by the Board.

Managing Director not to be subject to retirement by rotation

101. A Managing Director is not subject to retirement as a Director by rotation while continuing to hold the office of Director and is not to be taken into account in determining the rotation or retirement of Directors or the number of Directors to retire, but is subject to the same provisions as to resignation and removal as the other Directors of the Company. A Managing Director ceases to be a Managing Director if the Managing Director ceases to hold office as a Director.

PROCEEDINGS OF DIRECTORS

Procedures relating to Board meetings

102. The Board may meet together for the despatch of business, adjourn and otherwise regulate its meetings as it thinks fit. Until otherwise determined by the Board, three Directors form a quorum. Notice is deemed to have been given to a Director if sent by mail, personal delivery, facsimile transmission or telex to the usual place of residence of the Director or at any other address given to the Secretary by the Director from time to time. A Director interested shall be counted in a quorum notwithstanding the interest.

Meetings by telephone or other means of communication

103. Board meetings may be called or held using any technology consented to by all the directors. The consent may be a standing one. A director may only withdraw that consent within a reasonable period before the meeting. A meeting conducted by telephone or other means of communication is deemed to be held at the place agreed upon by the Directors attending the meeting, provided that at least one of the Directors present at the meeting was at that place for the duration of the meeting.

Votes at meetings

104. Questions arising at any meeting of the Board are decided by a majority of votes, and, in the case of an equality of votes, the Chair has (except when only two Directors are present or except when only two Directcrs are competent to vote on the question then at issue) a second or casting vote.

Convening of meetings

105. (1) The Board may at any time, and the Secretary, upon the request of any two Directors, must, convene a meeting of the Board.

(2) Each Director shall be given at least 24 hours notice of a meeting of the Board.

Chair

106. The Board may elect a Chair and a Deputy Chair who are Australian citizens and determine the period for which each is to hold office. If no Chair or Deputy Chair is elected or if at any meeting the Chair and the Deputy Chair are not present at the time specified for holding the meeting, the Directors present may choose one of their number who is an Australian citizen to be Chair of the meeting.

Powers of meetings

107. A meeting of the Board at which a quorum is present is competent to exercise any of the authorities, powers and discretions for the time being vested in or exercisable by the Board.

Delegation of powers to Committees

108. The Board may delegate any of its powers to Committees consisting of a Director or Directors or any other person or persons as the Board thinks fit. Any Committee formed or person or persons appointed to the Committee must, in the exercise of the powers delegated, conform to any regulations that may from time to time be imposed by the Board. A delegate of the Board may be authorised to sub-delegate any of the powers for the time being vested in the delegate.

Proceedings of Committees

109. The meetings and proceedings of any Committee are to be governed by the provisions of this Constitution for regulating the meetings and proceedings of the Board so far as they are applicable and are not superseded by any regulations made by the Board under Rule 108.

Validity of acts

110. (1) All acts done at any meeting of the Board or by a Committee or by any person acting as a Director are, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any of the Directors or the Committee or the person acting as a Director or that any of them were disqualified, as valid as if every person had been duly appointed and was qualified and continued to be a Director or a member of the Committee (as the case may be).

(2) If the number of Directors is reduced below the minimum number fixed pursuant to this Constitution, the continuing Directors may act for the purpose of increasing the number of Directors to that number or of calling a general meeting of the Company but for no other purpose.

Resolution in writing

111. A resolution in writing of which notice has been given to all Directors and which is signed by a majority of the Directors entitled to vote on the resolution is as valid and effectual as if it had been passed at a meeting of the Board duly called and constituted and may consist of several documents in the same form each signed by one or more of the Directors. For the purposes of this Rule the references to "Directors" include any alternate Director for the time being present in Australia who is appointed by a Director not for the time being present in Australia but do not include any other alternate Director. A telex, facsimile transmission or other document produced by mechanical or electronic

means under the name of a Director with the Director's authority is deemed to be a document in writing signed by the Director.

POWERS OF THE BOARD

General powers of the Board

112. The management and control of the business and affairs of the Company are vested in the Board, which (in addition to the powers and authorities conferred upon it by this Constitution) may exercise all powers and do all things as are within the power of the Company and are not by this Constitution or by law directed or required to be exercised or done by the Company in general meeting.

Power to borrow and guarantee

113. Without limiting the generality of Rule 112, the Board may exercise all the powers of the Company to raise or borrow money, may guarantee the debts or obligations of any person and may enter into any other financing arrangement, in each case in the manner and on the terms it thinks fit.

Power to give security

114. Without limiting the generality of Rule 112, the Board subject to any other law may charge any property or business of the Company or any of its uncalled capital and may issue debentures or give any other security for a debt, liability or obligation of the Company or of any other person, in each case in the manner and on the terms it thinks fit.

Power to authorise debenture holders, etc. to make calls

115. Without limiting the generality of Rule 112, if any uncalled capital of the Company is included in or charged by any debenture, mortgage or other security, the Board may, by instrument under the Seal, authorise the person in whose favour the debenture, mortgage or other security is executed or any other person in trust for him to make calls on the shareholders in respect of that uncalled capital and to sue in the name of the Company or otherwise for the recovery of moneys becoming due in respect of calls made and to give valid receipts for those moneys, and the authority subsists during the continuance of the debenture, mortgage or other security, notwithstanding any change in the Directors, and is assignable if expressed to be.

Power to issue bonds, debentures or other securities

116. Any bond, debenture or other security may be issued with or without the right of or obligation on the holder to exchange the bond, debenture or security in whole or in part for shares in the Company at any time, with any special privileges as to redemption, surrender, drawings, allotment of shares, attending and voting at general meetings of the Company, appointment of Directors, with the general rights and upon the terms and conditions as the Board thinks fit.

Personal liability of officer

117. If any Director or any officer of the Company is or may become personally liable for the payment of any sum which is or may become primarily due from the Company, the Board may charge the whole or any part of the assets of the Company by way of indemnity to secure the Director or officer from any loss in respect of the liability.

Disposal of main undertaking

118. Any sale or disposal of the Company's main undertaking shall be conditional upon approval or ratification by the Company in general meeting, and the sale or disposal of the facilities referred to in Rule 6 is also subject to compliance with the *Commonwealth Serum Laboratories Act 1961*. No person who may benefit (other than as a holder of securities issued by the Company) from the sale or disposal, and no associate of such person, may vote on any resolution to approve or ratify the sale or disposal.

REGISTER

Branch register

119. The Company may cause to be kept in any place a branch register of shareholders. The Board in its discretion may from time to time determine which shareholders or class of shareholders may be registered on any branch register and appoint an authority in any place in which a branch register is kept to keep the branch register and enter and remove particulars of shares transferred from or to any other register of shareholders and approve or reject transfers in the branch register, and every authority if authorised by the Board may, in respect of transfers or other entries proposed to be registered in the branch register for which the authority is appointed, exercise all the powers of the Board in the same manner and to the same extent and effect as if the Board was actually present and exercised those powers.

THE SEAL

Execution of cheques, bills etc

120. All cheques, bills of exchange and promissory notes shall be signed, drawn, made, accepted or endorsed (as the case may be) for and on behalf of the Company by two Directors, or by one Director and the Secretary or some other officer authorised by the Board, or in such other manner as the Board may from time to time determine.

Affixing the Seal

121. The Board is to provide for the safe custody of the Seal, which may only be used by the authority of the Board. Every instrument to which the Seal is affixed is to be signed by a Director and countersigned by the Secretary or by a second Director or by another person appointed by the Board for the purpose. The Board may determine either generally or in any particular case that a signature may be affixed by a mechanical means specified in the determination.

Certificate Seal

122. The Company may have one or more duplicates of the Seal which are to be facsimiles of the Seal with the addition on their faces of the words "Certificate Seal" and which are to be known as Certificate Seals. Any certificate for shares issued under a Certificate Seal is deemed to be sealed with the Seal.

Official Seal

123. The Company may from time to time exercise the powers conferred by the Law in relation to Official Seals and those powers are vested in the Board.

DIVIDENDS

Declaration of dividend

124. The Board may from time to time declare a dividend to be paid to the shareholders entitled. The dividend is (subject to the rights of, or any restrictions on, the holders of shares created or raised under any special arrangement as to dividend) payable on all shares in proportion to the amount of

total issue price for the time being paid or credited as paid in respect of the shares, and may be declared at a rate per annum in respect of a specified period provided that no amount paid on a share in advance of calls is to be treated as paid on that share.

Dividend Plans

125. The Board may establish and maintain one or more dividend plans (including the establishment of rules) pursuant to which shareholders may elect with respect to some or all of their shares (subject to the rules of the relevant plan):

(a) to reinvest in whole or in part dividends paid or payable or which may become payable by the Company to the shareholder in cash by subscribing for shares in the capital of the Company;

(b) to receive a dividend from the Company by way of the allotment of shares paid up from the Company's share capital;

(c) that dividends from the Company not be declared or paid and that instead a payment or distribution other than a dividend be made by the Company;

(d) that cash dividends from the Company not be paid and that instead a cash dividend be received from a related corporation nominated by the Board;

(e) to participate in a dividend selection plan, including but not limited to a plan pursuant to which shareholders may elect to receive a dividend from a related corporation which is less in amount but franked to a greater extent than the ordinary cash dividend declared by the Company or to receive a dividend from any related corporation which is greater in amount but franked to a lesser extent than the ordinary cash dividend declared by the Company.

Rules of Dividend Plans

126. (1) Pursuant to a dividend plan established in accordance with Rule 125, any shareholder may elect for a specified period or for a period to be determined by specified notice (in either case determined by the Directors and prescribed in the rules of the plan) that all or some of the ordinary shares held by that shareholder and designated by the shareholder in accordance with the rules of the plan (the "designated shares") will participate in the dividend plan. During that period the

designated shares will be entitled to participate in the dividend plan subject to the rules of the dividend plan.

(2) In the event of any inconsistency between any dividend plan established in accordance with Rule 125 or rules of any dividend plan and this Constitution, this Constitution shall prevail.

(3) The Directors are authorised to do all things which they consider to be desirable or necessary for the purpose of implementing every dividend plan established in accordance with Rule 125.

(4) The Directors are authorised to vary the rules of any dividend plan established in accordance with Rule 125 at their discretion and to suspend or terminate any dividend plan at their discretion. Any dividend plan may also be suspended, terminated or varied by resolution of a general meeting of the Company.

Employee Share Plan

127. The Board may, in addition to its powers under Rule 132, resolve to apply the whole or a portion of any sum standing to the credit of any reserve or other account in paying up in part or full unissued shares of the Company to be issued to the holders of shares, options or other securities of the Company in accordance with, or to give effect to, the terms of any plan for the issue of shares, rights to shares or options to acquire shares to or for the benefit of employees which has been approved by the Company by special resolution in general meeting.

Interim Dividends

128. The Board may from time to time pay to the shareholders on account of the next forthcoming dividend any interim dividend as in its judgment the position of the Company justifies.

Dividends out of profits

129. No dividend is payable except out of the profits of the Company, and no dividend or other moneys payable on or in respect of a share carries interest as against the Company. The declaration of the Board as to the amount of the profits of the Company is conclusive.

Reserves

130. The Board may, in priority to any dividend, set aside out of the profits of the Company any sums as it thinks proper as a reserve, which at the discretion of the Board may be applicable for any purpose to which the profits of the Company may be properly applied, and pending application may be employed in the business of the Company or be invested in any investments the Board may from time to time think fit. Any income derived from or accretions to such shares, securities or other investments may either be carried to the credit of the reserve fund or reserve funds represented by such shares, securities or other investments or be dealt with as profits arising from the business of the Company.

Distribution otherwise than in cash

131. When declaring a dividend the Board may:

(a) direct payment of the dividend wholly or in part by the distribution of specific assets or documents of title and in particular of paid up shares, debentures or debenture stock of the Company or any other company; and

(b) (if the Company in general meeting has approved the adoption of a plan in that behalf), determine and announce that each shareholder entitled to participate in the dividend may elect that the payment of the dividend be satisfied in respect of all, or a number of shares less than all, of the shares held by the shareholder by the allotment of paid up shares in accordance with the plan.

Power to capitalise profits

132. The Board may resolve that the whole or any portion of any sum forming part of the undivided profits of the Company or standing to the credit of any reserve or other account, and which is available for distribution, be capitalised and distributed to shareholders in the same proportions in which they would be entitled to receive it if distributed by way of dividend or in accordance with either the terms of issue of any shares or the terms of any plan for the issue of securities for the benefit of officers or employees and that all or any part of the sum be applied on their behalf either in paying up the amounts for the time being unpaid on any issued shares held by them, or in paying up in full unissued shares or other securities of the Company (on which the aggregate amount paid is equal to the amount capitalised) to be issued to them accordingly, or partly in one way and partly in the other.

Appropriation and application of amounts to be capitalised

133. The Board may specify the manner in which any fractional entitlements and any difficulties relating to distribution are to be dealt with and, without limiting the generality of the foregoing, may specify that fractions are to be disregarded or that any fractional entitlements are to be increased to the next whole number or that payments in cash in lieu of fractional entitlements be made. The Board may make all necessary appropriations and applications of the amount to be capitalised pursuant to Rule 132 and all necessary allotments and issues of fully paid shares or debentures. Where required, the Board may appoint a person to sign a contract on behalf of the shareholders entitled upon a capitalisation to any shares or debentures, which provides for the issue to them, credited as fully paid, of any further shares or debentures or for the payment by the Company on their behalf of the amounts or any part of the amounts remaining unpaid on their existing shares by the application of their respective proportions of the sum resolved to be capitalised.

Transfer of shares

134. A transfer of shares registered after the transfer books close for dividend purposes, but before a dividend is payable, does not pass the right to any dividend declared before the books are closed.

Retention of dividends

135. The Board may retain the dividends payable on securities referred to in Rules 46 and 47 until the trustee, executor or administrator or the transmittee (as the case requires) becomes registered as the holder of the securities or duly transfers them. The Board may also retain any dividends on or in respect of which (or on or in respect of the shares upon which any such dividend is payable) the Company has a lien or charge under Rule 35 and may apply the same in or towards satisfaction of the calls, instalments or sums owing in respect of which the lien or charge exists.

How dividends are payable

136. Payment of any dividend may be made in any manner and by any means as determined by the Board. Without prejudice to any other method of payment which the Board may adopt any dividend may be paid by cheque or warrant made payable to the shareholder entitled to the dividend or in the case of joint holders to the shareholder whose name stands first in the Register in respect of the joint holding. Payment of any dividend may be made by sending the cheque, warrant or other means of payment to the shareholder entitled to the dividend through the post to the address of the shareholder in the Register, and upon posting every payment of any dividend is at the risk of the shareholder.

Unclaimed dividends

137. All unclaimed dividends may be invested or otherwise made use of by the Board for the benefit of the Company until claimed or otherwise disposed of according to law.

NOTICES

Service of notices

138. A notice may be given by the Company to any shareholder, or in the case of joint holders to the shareholder whose name stands first in the Register, personally, by leaving it at the shareholder's registered address or by sending it by prepaid post, telex or facsimile transmission addressed to the shareholder's registered address or by transmitting it electronically to the electronic mail address given by the shareholder to the Company for the purpose of giving notice. All notices sent by prepaid post to persons whose registered address is not in Australia are to be sent by airmail or electronic mail.

When notice deemed to be served

139. Any notice sent by post is deemed to have been served at the expiration of forty-eight hours after the envelope containing the notice is posted and, in proving service, it is sufficient to prove that the envelope containing the notice was properly addressed and posted. Any notice served on a shareholder personally or left at the shareholder's registered address is deemed to have been served when delivered. Any notice served on a shareholder by telex is deemed to have been served on receipt by the Company of the answerback code of the recipient at the end of the transmission. Any notice served on a shareholder by facsimile transmission is deemed to have been served when the transmission is sent.

Shareholder not known at registered address

140. Where a shareholder does not have a registered address or where the Company has a reason in good faith to believe that a shareholder is not known at the shareholder's registered address, a notice is deemed to be given to the shareholder if the notice is exhibited in the Office for a period of forty-eight hours (and is deemed to be duly served at the commencement of that period) unless and until the shareholder informs the Company of a registered place of address.

Signature to notice

141. The signature to any notice to be given by the Company may be written, printed or (to the extent permitted by applicable law) electronic.

Reckoning of period of notice

142. Where a given number of days' notice or notice extending over any other period is required to be given the day of service is not to be reckoned in the number of days or other period.

Notice to transferor binds transferee

143. Every person who, by operation of law, transfer or any other means becomes entitled to be registered as the holder of any shares is bound by every notice which, prior to the person's name and address being entered in the Register in respect of those shares, was duly given to the person from whom the person derives title to those shares.

Service on deceased shareholders

144. A notice served in accordance with this Constitution is (notwithstanding that the shareholder is then dead and whether or not the Company has notice of the shareholder's death) deemed to have been duly served in respect of any registered shares, whether held solely or jointly with other persons by the shareholder, until some other person is registered in the shareholder's place as the holder or joint holder and the service is for all purposes deemed to be sufficient service of the notice or document on the shareholder's heirs, executors or administrators and all persons (if any) jointly interested with the shareholder in the shares.

WINDING UP

Distribution in specie

145. (1) If the Company is wound up, whether voluntarily or otherwise, the liquidator may divide among all or any of the contributories as the liquidator thinks fit in specie or kind any part of the assets of the Company, and may vest any part of the assets of the Company in trustees upon any trusts for the benefit of all or any of the contributories as the liquidator thinks fit.

Variation of rights of contributories

(2) If thought expedient, any division may be otherwise than in accordance with the legal rights of the contributories and, in particular, any class may be given preferential or special rights or may be excluded altogether or in part, but in case any division otherwise than in accordance with the legal rights of the contributories is determined, any contributory who would be prejudiced by the division has a right to dissent and ancillary rights as if the determination were a special resolution passed pursuant to the Law relating to the sale or transfer of the Company's assets by a liquidator in a voluntary winding up.

Restricted Securities

(3) The holders of shares which are classified under the Listing Rules or by the Home Branch as restricted securities and which are subject to escrow restrictions at the commencement of the winding up shall rank on a return of capital behind all other shares in the company.

Liability to calls

(4) If any shares to be divided in accordance with Rule 144(1) involve a liability to calls or otherwise, any person entitled under the division to any of the shares may, by notice in writing within ten business days after the passing of the special resolution, direct the liquidator to sell the person's proportion and pay the person the net proceeds and the liquidator is to act accordingly, if practicable.

INDEMNITY

Indemnity of officers

146. (1) The Company shall indemnify each officer of the Company and each officer of each wholly owned subsidiary of the Company out of the assets of the Company to the relevant extent against any liability incurred by the officer in the conduct of the business of the Company or in the conduct of the business of such wholly owned subsidiary of the Company (as the case may be) or in the discharge of the duties of the officer unless incurred in circumstances which the Board resolves do not justify indemnification.

(2) In this Rule:

(a) "officer" means:

(i) a Director, Executive Officer, Secretary, Agent, Auditor or other Officer of the Company; or

(ii) a person appointed as trustee by, or acting as a trustee at the express request of, the Company or a wholly owned subsidiary of the Company,

(b) "duties of the officer" includes duties arising by reason of the appointment or nomination of an officer by the Company or any wholly owned subsidiary of the Company to any other corporation.

(c) "liability" means all costs, charges, losses, damages, expenses, penalties and liabilities.

(d) "to the relevant extent" means:

(i) to the extent the Company is not precluded by law from doing so;

(ii) where the liability is incurred in the conduct of the business of another corporation or in the discharge of the duties of the officer in relation to another corporation, to the extent and for the amount that the officer is not entitled to be indemnified and is not actually indemnified out of the assets of that corporation; and

(iii) to the extent and for the amount that the officer is not otherwise entitled to be indemnified and is not otherwise actually indemnified, including an indemnity under any insurance policy or contract.

PROPORTIONAL TAKEOVER BIDS

Approval of Proportional Takeover Bids

147. (1) If offers are made under a proportional takeover bid for securities of the Company:

(a) the registration of a transfer giving effect to a takeover contract resulting from the bid is prohibited unless and until a resolution (an "Approving Resolution") to approve the bid is passed in accordance with this Rule;

(b) a person (other than the bidder or an associate of the bidder) who, as at the end of the day on which the first offer under the bid was made, held bid class securities is entitled to vote on an Approving Resolution;

(c) a bidder or an associate of the bidder is not entitled to vote on an Approving Resolution;

(d) an Approving Resolution is to be voted on at a meeting, convened and conducted by the Company, of the persons entitled to vote on the Approving Resolution; and

(e) an Approving Resolution that has been voted on in accordance with this Rule is taken to have been passed if the proportion that the number of votes in favour of the resolution bears to the total number of votes on the resolution is greater than 50%, and otherwise is taken to have been rejected.

(2) If a resolution to approve a bid is voted on, in accordance with this Rule before the approving resolution deadline in relation to the bid, the Company must, on or before the approving resolution deadline give:

(a) the bidder; and

(b) each notifiable securities exchange in relation to the Company,

a notice in writing stating that a resolution to approve the bid has been voted on and that the resolution has been passed, or has been rejected, as the case requires.

(3) Where, at the end of the day before the approving resolution deadline in relation to a proportional takeover bid under which offers have been made, no resolution to approve the bid has been voted on in accordance with this Rule, a resolution to approve the

bid is to be, for the purposes of this Rule, deemed to have been passed in accordance with this Rule.

(4) Where a resolution to approve a proportional takeover bid under which offers have been made is voted on, in accordance with this Rule, before the approving resolution deadline in relation to the bid and is rejected, then:

(a) despite Section 652A of the Law, all offers under the bid that have not, as at the end of the approving resolution deadline, been accepted, and all offers (in this Rule referred to as the "accepted offers") under the bid that have been accepted, and from whose acceptance binding contracts have not, at the end of the approving resolution deadline, resulted, are taken to be withdrawn at the end of the approving resolution deadline;

(b) as soon as practicable after the end of the approving resolution deadline, the bidder must return to each person who has accepted any of the accepted offers any documents that the person sent the bidder with the acceptance of the offer;

(c) the bidder is entitled to rescind, and must rescind as soon as practicable after the end of the approving resolution deadline, each binding takeover contract for the bid; and

(d) a person who has accepted an offer made under the bid is entitled to rescind their takeover contract.

(5) This Rule ceases to apply on the third anniversary of the later of the date of adoption or last renewal of this Rule.

ASX Announcement: CSL Announces Application for Licensure of Gardasil® by Merck & Co., Inc., December 6, 2005

CSL Limited

Biopharmaceuticals for Life™

ASX ANNOUNCEMENT

CSL ANNOUNCES APPLICATION FOR LICENSURE OF GARDASIL® BY MERCK & CO., INC.

December 6, 2005. CSL Limited announced today that its licensee, Merck & Co., Inc., has submitted a Biologics License Application (BLA) for GARDASIL (quadrivalent human papillomavirus types 6, 11, 16, 18, recombinant vaccine) to the U.S. Food and Drug Administration (FDA) on December 1, 2005.

CSL noted that within 60 days following submission, the FDA will determine whether it will accept the BLA for review. Merck has advised that it is seeking priority review designation for GARDASIL which means that it is possible that the FDA could register GARDASIL within six months of receipt.

CSL also confirmed plans to file for the registration of GARDASIL with the Australian Therapeutic Goods Administration in December 2005, with applications for registration being filed in Europe and other countries by Merck in December 2005 and early 2006.

CSL announced in October 2005 that, in Phase III clinical trials, GARDASIL had prevented 100% of high-grade cervical pre-cancers and non-invasive cervical cancers associated with human papillomavirus types 16 and 18 in women aged 16-26 who were naïve to these types throughout the trial. HPV 16 and 18 account for 70% of all cervical cancers.

For further information please contact:

Investors: Mark Dehring 03-9389 2818
Media: Dr Rachel David 0401 775 779.

About CSL Limited

CSL Limited is a global, speciality biopharmaceutical company that develops, manufactures and markets products to treat and prevent serious human medical conditions.

GARDASIL is a registered trademark of Merck & Co, Inc

R&D Briefing to Analyst, December 16, 2005

CSL Limited

Biopharmaceuticals for Life

R&D Briefing

December, 2005

Agenda 2006 R&D Briefing

▪ Welcome	Mark Dehring
▪ Introduction and Biotech Project Update	Andrew Cuthbertson
– Strategy, portfolio and budget mix	
– HPV	
– rHDL: ACS	
▪ Pandemic influenza vaccine development	
▪ Tea break	
▪ Plasma Products	Jeff Davies
▪ ISCOMATRIX® Adjuvant	Debbie Drane
▪ Recombinant Monoclonal Antibodies	
– Introduction	Andrew Cuthbertson
– Therapeutic Leukaemia Antibody	David Gearing
▪ Q&A and wrap up	Andrew Cuthbertson

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The Phased Development of CSL Limited



Enhancements
Time
I
Global Specialty
Biopharmaceutica
Operational Efficiency
II
Value through innovation
• HPV royalties
• differentiated plasma and flu products
• ISCOMATRIX® adjuvant
III
New Products
• IP protected
• High margin
• Important medicines
• Sold by global company - CSL

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Developing the Right R&D Portfolio

- Investment strategy
- Staff and structure
- Budget mix

Insightful R&D Investment

Traditional Biologics	Therapeutic focus	Biotechnology	R&D focus
Plasma	Coagulation	Recombinant proteins	Improved products
Plasma	Specialty Products		Expand markets rHDL: ACS
Plasma Vaccines	Immune System	Antigens Adjuvants Antibodies	**Immune modulation** • cancer • inflammatory disease • eye disease **Infection** • HPV • Flu

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CSL Limited
Biopharmaceuticals for Life

CSL HPV Franchise

CSL HPV Franchise

- Merck's HPV vaccine Gardasil™
  - submitted to FDA for US approval December 1st, 2005
  - submitted MAA in Europe
  - submitted TGA in Australia



Breakthrough vaccine prevents cervical cancer, the second leading cause of death in women worldwide

- CSL's HPV therapeutic entering Phase 2 trial

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Cervical Cancer: A Serious Global Burden

Slides from Merck's Annual Business Briefing: Dec 15, 2005

- Globally 630 million people, including 20 million Americans, are currently infected with human papillomavirus (HPV)
- Infection with certain types of HPV is the cause of cervical cancer
- HPV infection also causes other cancers, genital warts and cervical dysplasia
- HPV causes a high level of personal and financial burden
  - HPV-related disease, including screening, follow-up and treatment costs about $5 billion per year in the U.S.

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Significant Physician and Consumer Interest in HPV Vaccine

Strong Physician Intent to Vaccinate…



00%
80%
60%
40%
20%
0%
Likely
Unlikely
Undecided
46%
40%
14%
77%
15%
8%
89%
5%
6%
10 - 12 y.o.
13 - 15 y.o.
16 -18 y.o.

Market research conducted by CDC in September 2005 and presented at October 2005 ACIP meeting

and Consumer Vaccine Acceptance

74% of female college students would accept a vaccine

> 80% of females (18–30) believed HPV vaccine was good for themselves and their daughters

Growing support among stakeholder groups for role of HPV vaccine along with behavior education and screening

Boehner CW, et al. Viral Sexually Transmitted Disease Acceptability Among College Students. *Sexually Transmitted Diseases* 2003, Kahn JA, et al. Attitudes about human papillomavirus vaccine in young women. *International Journal of STD & AIDS* 2003; 14:300 – 306, Parent Quantitative Market Research Project: November 2003

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Gardasil® is Expected to be the First HPV Vaccine to Market with Broadest Coverage

- Represents a significant medical breakthrough in cancer prevention
- The only investigational cancer vaccine for the prevention of cervical cancer, cervical dysplasia and genital warts
- Broadest coverage will be provided through a quadrivalent vaccine
- Expected to be the first cervical cancer vaccine worldwide
- Submitted to FDA for U.S. approval on December 1, 2005; submissions in other markets will closely follow

Large Potential Vaccination Cohort

- Leverage first mover advantage to capture large appropriate catch-up cohort
- Future growth will be fueled by indications for additional populations



400
300
200
100
0
Population, MM
US
EU
Other High Income Markets
118MM
264MM
374MM
Females 9 to 26
Females 9 to 45
Females 9 to 45
Males 9 to 24
Launch Period

[1]Per capita GNI > $9,385; developing markets to be addressed via partnerships

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Phase III Studies for Gardasil® with 25,000 Participants Demonstrated 100% Efficacy

Gardasil® prevented 100% of HPV 16/18/6/11-related CIN, AIS or EGL in women not yet infected with HPV 16/18 and/or 6/11 at enrollment

Endpoint	Vaccine Cases	Placebo Cases	Efficacy (%)
CIN 1, 2/3, AIS related to HPV 16/18/6/11	0	37	100
CIN 2/3 or AIS related to HPV 16/18	0	21	100
EGL related to HPV 6/11	0	40	100

Participants in 33 countries in all regions of the world

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Prepared to Maximize Launch of Gardasil®

- Gardasil® represents a major breakthrough in cancer prevention
- Benefits a large vaccination cohort and addresses an important unmet medical need
- High global burden raises significant physician and consumer interest in a vaccine
- Merck is poised to rapidly convert widespread interest and excitement into appropriate routine vaccination globally
- Implementation of strategy will contribute to public health and to Merck's performance
- Potential future indications will drive continued growth

CSL Limited
Biopharmaceuticals for Life

Therapy of Existing Lesions Enlarges CSL's HPV Franchise

CSL HPV Therapeutic

- Not based on VLPs
- Wholly owned project
- E6E7 plus ISCOMATRIX® adjuvant
- Issued U.S. patent
- On target for phase 2 study in AIN therapy to commence Q2 2006

CSL Limited
Biopharmaceuticals for Life

CSL Pandemic Influenza Vaccine Development

Current Pandemic Clinical Trial

- Testing human immune response to avian flu vaccine candidate

- Testing effective doses which can be used practically to protect Australian population
  - one or two doses
  - 7.5 and 15 mcg antigen
  - effect traditional immune stimulant

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Decision Tree Following February Pandemic Vaccine Clinical Data

- Best case
- Middle ground
- Worst case

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Research Evaluation: ISCOMATRIX® - potent immunostimulant

- Dose-sparing
- More effective

- Plant capacity + dose-sparing = more rapid response to pandemic threat

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CSL Limited
Biopharmaceuticals for Life

Reconstituted High Density Lipoprotein Clinical Studies

rHDL: Acute Coronary Syndromes

- <u>ACS (ERASE Study)</u>
- sites actively recruiting - study progressing well
- aiming for initial data to be available Q3 2006


HDL
APOPROTEIN A-I




A
B
C
D

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CSL Limited
Biopharmaceuticals for Life

Plasma Products R&D

Jeff Davies

General Manager, CSL Bioplasma

Plasma R&D Centres of Excellence

- Marburg, Germany
  - Coagulation, speciality products, wound healing
- Bern, Switzerland
  - Immunoglobulins, reconstituted HDL
- Melbourne, Australia
  - Product support, new separation and filtration technologies
- Kankakee & King of Prussia, USA
  - Alpha-1 Proteinase inhibitor, fractionation, US clinical trials

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Opportunities for Growth

- Grow established markets
  - Manufacturing efficiency
  - Improved features
- Grow specialty products
  - Expanding markets
  - Expanding indications



Products
Wound Healing
Inhibitors
FIX
API
Haemostatics
Factor VIIIs
Immunoglobulin
Albumin
Plasma Volume

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Benefits of Integration for Key Products

IVIG	~~• Gamma P~~ ~~• Gamma Venin~~ ~~• Venimmune~~	⇨	**• Carimune / Sandoglobulin**
Anti-D	~~• Rhesogam~~	⇨	**• Rhophylac**
Critical Care	**• Albuminar**	⇨	**• ZLB-Albumin / Human Albumin**

Improved Operational Efficiencies

Improved Product Features

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Strengthening our IgG Portfolio



Sandoglobulin ®
(Lyophilized, IV)
Carimune ®



Sandoglobulin ® Liquid
(12%, IV)


10 mL
Immune Globulin
Subcutaneous (Human)
Vivaglobin
ZLB Behring

Vivaglobin ®
(16%, Sub-cutaneous)



Chromatographi
(10%, IV)

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Strengthening our IgG Portfolio



Vivaglobin (EU)
Approved in 12 EU countries
12% Liquid (EU)
Approved in 11 EU countries
Vivaglobin (US)
Approval pending
12% Liquid (US)
Submission shortly
hromatographic 0% Liquid
Completion of trials on track
EU & US submissions planned late 20
2005
2006
2007
2008

Estimated submission & approval timings by calendar year
Regulatory review timeframe may take considerable time and is difficult to predict

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Coagulation Portfolio: Humate/Haemate P



ew reconstitution system
Mix-2-Vials Launched
Volume reduction
Approved USA, Germany, Switzerland, Sweden
vWF surgery indication
Phase IV trial enrolment complete
2005
2006
2007

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Plasma Products



ZLB Behring Products

Haemate/Humate-P

CSL Bioplasma Products

Biostate

PTX-HT

Thrombotrol-VF

MonoFIX-VF

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Maximising Profitable Litres

- Haemocomplettan (fibrinogen)
  - congenital deficiency
  - new markets/indications



2 g

Haemocomplettan® P
Active ingredient: Human Fibrinogen

- Fibrogammin (FXIII)
  - congenital deficiency
  - new markets/indications



250 U F XIII

Fibrogammin® P
Active ingredient:
Human plasma coagulation factor XIII

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Berinert P (C1 Esterase Inhibitor)

- *Clinical trial design for treatment of acute episodes approved by the FDA and trial commenced*

- Competitive advantage
  - half life
  - multifactorial action
  - well tolerated



Berinert® P
Active ingredient:
C1 esterase inhibitor, human

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Alpha-1-Proteinase Inhibitor Deficiency

- Expanded market in USA
- Investigating expanded use internationally
- Clinical trial (Phase IV) commenced
- Kankakee output to increase in 2006

Zemaira™

alpha$_1$-proteinase inhibitor (Human)

Expect Purity. Expect Convenience.

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Integration Complete and Projects Well Advanced

- Immunoglobulin manufacturing delivering on yield projections (synergy case)
- Immunoglobulin portfolio improvements advanced
- Coagulation product improvements delivered
- Specialty product R&D programs advanced

CSL Limited
Biopharmaceuticals for Life

ISCOMATRIX® Adjuvant

Debbie Drane
Program Leader

Vaccines and Adjuvants

- Vaccines
  - traditional
  - recombinant antigens
  - therapeutic
- Adjuvants
  - many in research
  - few in development



Virus particle

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Adjuvant Mechanisms: "Help" Immune Response


Immunostimulation
cytokines
cytokines
adjuvant + antigen
Immune cell
Antibody
Cytotoxic T cell (CTL)
Prevent infection of cells
Destroy infected cells

ISCOMATRIX® adjuvant has multiple functions

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ISCOMATRIX® Adjuvant: Uniquely Positioned

Technology	Immuno-stimulatory	Delivery	Ab	CTL
ISCOMATRIX® adjuvant	✓	✓	✓	✓
Aluminium	✓		✓	
MF59		✓	✓	
MPL	✓		✓	
Virosomes		✓	✓	
CpG	✓		✓	✓
QS21	✓		✓	✓

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ISCOMATRIX® Adjuvant Meets All Criteria



Antibody responses in humans
50
40
30
20
10
0
NY-ESO-1 ISCOMATRIX® vaccine
NY-ESO-1



Longevity of CTL responses in monkeys with HCV Core ISCOMATRIX® vaccine
100
75
50
25
0
4
14
46
61
Weeks post last immunisation



Dose sparing in guinea pigs with HIV gp120
1.6
1.2
0.8
0.4
0
30
3
0.3
ISCOMATRIX® adjuvant
Aluminium

- "Looks" like virus



- Antibody and CTL responses in animal models and humans
- Long lasting responses
- Dose sparing capability
- Good safety profile in humans
- Industrialised

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Development of Industrialised Manufacturing Processes

- Optimised proprietary processes
  - ISCOPREP® saponin (critical component)
  - ISCOMATRIX® adjuvant
- Processes consistent, robust, scalable
- Product stable and characterised
- Pilot facilities in Melbourne



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Commercialisation Strategy Drives Long Term Value

- Internal projects
- License by application to major vaccine manufacturers
- IP
  - patents, know how, trademarks
- Worldwide supplier of ISCOMATRIX® adjuvant

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ISCOMATRIX® Adjuvant: Attractive Package for Partners

ISCOMATRIX® adjuvant + antigen

- GMP manufacturing
- Consistent, scalable process
- Defined components
- Characterised
- Integrated action
- Range of antigens
- Toxicology package
- Clinical data
- IP portfolio

→ CSL
- E6E7 and NY-ESO-1

→ Merck
- multiple applications

→ Chiron
- HCV

Sanofi Pasteur
- Chlamydia

ISCOMATRIX® Adjuvant: Commercialised

- Unique position
- IP protected
- Major partners
- Commercial manufacture
  - Kankakee (Chicago)
    - facilities
    - process expertise



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CSL Limited
Biopharmaceuticals for Life

TLA Recombinant Antibody

David Gearing PhD
Director, Research

Recombinant Antibodies

- Significant part of biotech sector
- Many profitable drugs
- Good success rate
- Proteins



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Selected Recombinant Antibodies

▪ ReoPro®	Haemostasis
▪ Synagis®	Infection
▪ OrthocloneOKT3®	Immunological
▪ Zenapax®	Immunological
▪ Remicade®	Immunological
▪ Humira®	Immunological
▪ Xolair®	Immunological
▪ Raptiva®	Immunological
▪ Rituxan®	Oncological
▪ Herceptin®	Oncological
▪ Mylotarg®	Oncological
▪ Campath-1H®	Oncological
▪ Avastin®	Oncological
▪ Erbitux®	Oncological
▪ Zevalin®	Oncological
▪ Bexxar®	Oncological

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Acute Myeloid Leukemia

- Anaemia, infection, bleeding
- US incidence 10,500
- 18% 5 year survival, often only months
- First line therapy chemo +/- BMT
- 80% relapse / refractory
- Limited treatment options

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Therapeutic Leukaemia Antibody

- IP from Australian academic collaborator
- Target differentially expressed between leukemia and normal blood cells
- Target common to all types of AML

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TLA target: Expression on AML

- On mature leukaemic blasts and stem cells



% TLA positive
100
90
80
70
60
50
40
30
20
10
0
Blasts
LSC
Normal Stem Cell
Leukaemic cells

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TLA Target: Correlation With Outcome

TLA target expression level	% of patients surviving (months)		
	0-20	20-40	40-60
Low	48	22	30
High	90	5	5

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In vivo Leukaemia Assays



4-8 weeks
AML

Engraftment: AML stem cells initiate human leukemia when transplanted into irradiated NOD/SCID mice. Quantitative assay for AML stem cells.

Suppression of AML Xenograft *in vivo*



% of huCD45 + AML cells
45
40
35
30
25
20
15
10
5
0
n=5
IgG2a
TLA



CD34 + cells in AML(%)
16
14
12
10
8
6
4
2
0
IgG2a
TLA



IgG2a
CD45 PE
CD15 FITC
TLA
CD45 PE
CD15 FITC

TLA 2006

- POC studies
- Humanized antibody
- Cell line development
- Scale up
- Preclinical toxicity
- Clinic targeted for 18-24 mo.

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TLA Recombinant Antibody

- Novel leukaemia target
- IP protected antibody
- Efficacy vs AML in vivo
- Humanized
- Stage: Pre-clinical



Insightful R&D Investment

Traditional Biologics	Therapeutic focus	Biotechnology	R&D focus
Plasma	Coagulation	Recombinant proteins	Improved products
Plasma	Specialty Products		Expand markets rHDL: ACS
Plasma Vaccines	Immune System	Antigens Adjuvants Antibodies	**Immune modulation** • cancer • inflammatory disease • eye disease **Infection** • HPV • Flu

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Agenda

▪ Welcome	Mark Dehring
▪ Introduction and Biotech Project Update	Andrew Cuthbertson
– Strategy, portfolio and budget mix	
– HPV	
– rHDL Stroke and ACS	
▪ Pandemic influenza vaccine development	
▪ Tea break	
▪ Plasma Products	Jeff Davies
▪ ISCOMATRIX® Adjuvant	Debbie Drane
▪ Recombinant Monoclonal Antibodies	
– Introduction	Andrew Cuthbertson
– Therapeutic Leukaemia Antibody	David Gearing
▪ Q&A and wrap up	Andrew Cuthbertson

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CSL Limited
Biopharmaceuticals for Life

END

CSL Limited to Apply for License to Market Influenza Vaccine in the U.S., February 8, 2005

CSL Limited
Biopharmaceuticals for Life™

CSL Limited to Apply for License to Market Influenza Vaccine in the U.S.

Australia's Major Vaccine Manufacturer to Double Capacity

February 8, 2006 – CSL Limited (ASX: CSL), Australia's leading biopharmaceutical company today announced plans to introduce its influenza vaccine into the U.S. market.

Speaking at Merrill Lynch's Global Pharmaceutical and Biotechnology Conference in New York, CSL Chief Executive Officer and Managing Director Dr. Brian McNamee said,

"CSL is the leading producer of influenza vaccine in the Southern Hemisphere and has a long heritage in biological research and manufacture. With the planned expansion of our influenza vaccine production capabilities, we look forward to working with the Food and Drug Administration (FDA) on the licensing of our vaccine in the U.S."

Dr. McNamee announced a $80 million investment in plant and equipment to double capacity at its Melbourne facility to approximately 40 million doses per season, making it one of the largest vaccine manufacturing plants in the world.

"This will increase the diversity of supply in the U.S., helping to meet the public health need for vaccinations identified by the Centres for Disease Control and Prevention and other policy makers," Dr. McNamee added.

CSL plans to initiate a human clinical study of the vaccine in the US later this year, and submit a Biologics License Application (BLA) to the FDA within 12 months, for both multi-dose vial and thiomersal-free single-dose syringe products. Contingent upon regulatory approval, the company intends to have vaccine available for the 2007-2008 season. The company plans to supply up to 20 million doses to the U.S. as the expanded plant comes online in 2008.

CSL's plan to double its manufacturing capacity will enhance Australia's ability to respond to influenza vaccine demand.

About CSL Limited

Headquartered in Melbourne, CSL Limited (ASX: CSL) is a global, specialty biopharmaceutical company that develops, manufactures and markets products to treat and prevent serious human medical conditions.

/2...

CSL has manufactured influenza vaccine in its Melbourne facility since 1968. CSL-branded influenza vaccines are approved and marketed in 16 countries worldwide. The company also provides bulk influenza vaccine for sale in 24 countries. In the United Kingdom, one in four influenza vaccine recipients were vaccinated with a CSL product this season.

For more information about CSL Limited, visit www.csl.com.au.

Media Contacts:

Australia and New Zealand
Dr. Rachel David
Director of Public Affairs
Phone: 0401 775 779
Email: rachel.david@csl.com.au

Investor Contact:
Mark Dehring
Director of Investor Relations
Phone: 61 3 9389 2818
Email: mark.dehring@csl.com.au

CSL Limited
(SEC File No. 82-03785)
Application for Reinstatement of Exemption Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended

EXHIBIT D

Initial Application Pursuant to Rule 12g3-2(b) Under the Exchange Act

82- SUBMISSIONS FACING SHEET

INITIAL
Do Not Separate
Process Together

MICROFICHE CONTROL LABEL

94 14 3308

REGISTRANT'S NAME CSL Limited

*CURRENT ADDRESS 45 Poplar Road
Parkville VIC 3052
Australia

**FORMER NAME

PROCESSED BY
83-83 = I

**NEW ADDRESS

JUN 08 1994

DISCLOSURE INC.

FILE NO. 82- 3785 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☑	*AR/S*	*(ANNUAL REPORT)*	☐
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: [initials]

DATE : 6-2-94

12G3-2B - 82- 3785

LW

SULLIVAN & CROMWELL

DOMESTIC TELEPHONE: (03) 654-1500
FACSIMILE: (03) 654-2422
INTERNATIONAL TELEPHONE: 61-3-654-1500
FACSIMILE: 61-3-654-2422

JEFFREY F. BROWNE
(ADMITTED IN NEW YORK AND AUSTRALIA)
DUNCAN C. McCURRACH
(ADMITTED IN NEW YORK)

101 Collins Street, Melbourne 3000

125 BROAD STREET, NEW YORK 10004-2498
250 PARK AVENUE, NEW YORK 10177-0021
1701 PENNSYLVANIA AVE., N.W., WASHINGTON, D.C. 20006-5805
444 SOUTH FLOWER STREET, LOS ANGELES 90071-2901
8, PLACE VENDÔME, 75001 PARIS
ST. OLAVE'S HOUSE, 9a IRONMONGER LANE, LONDON EC2V 8EY
2-1, MARUNOUCHI 1-CHOME, CHIYODA-KU, TOKYO 100
GLOUCESTER TOWER, 11 PEDDER STREET, HONG KONG

April 29, 1994

Securities and Exchange Commission,
Division of Corporation Finance,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Attention: Special Counsel
Office of International Corporate Finance

Re: Application for Exemption under
Rule 12g3-2(b) by CSL Limited

Dear Sirs:

This letter is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of CSL Limited, a corporation organized under the laws of the Australian Capital Territory, Commonwealth of Australia (the "Company"), in order to establish the exemption from the registration requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder (the "Rule") in connection with the proposed offering of the Company's Ordinary Shares, par value A$1.00 per share (the "Ordinary Shares"). The Government of the Commonwealth of Australia (the "Government") is presently the record holder of 100% of the outstanding Ordinary Shares of the Company. Since its formation in 1916 as Commonwealth Serum Laboratories, the Company has become one of Australia's largest manufacturers of pharmaceutical products. In 1961 the Company's predecessor in title, the Commonwealth Serum Laboratories Commission (the "Commission"), was incorporated as a statutory corporation under the Commonwealth Serum Laboratories Act 1961 (Cth) (the "CSL Act"). In 1991, the Commission was converted to a public company under the Corporations Law of the Australian Capital

Territory. The Government has now decided to sell all its shares in the Company. Legislative provision for that sale has been made in the CSL Sale Act 1993 (Cth) (the "Sale Act"), which substantially amended the CSL Act. We enclose a copy of the latest reprint of the CSL Act (reprinted as at December 31, 1991) and of the Sale Act; these should be read as a whole.

The Company currently anticipates that the Government will sell 130,000,000 Ordinary Shares (which equals 100% of the Company's issued share capital) through an offering in Australia, and an offering in certain other countries, not including the United States, each in reliance upon the exemption from registration under the Securities Act of 1933 provided by Regulation S thereunder, and an offering in the United States of Ordinary Shares in reliance upon the exemption from registration under the Securities Act of 1933 provided by Rule 144A thereunder.

The Company currently anticipates that the offering and sale of the Ordinary Shares by the Government will be completed by May 27, 1994 (the "Closing Date"). The Ordinary Shares of the Company are not presently listed on the Australian Stock Exchange Limited (the "ASX"), but application has been made to have them listed and it is expected that the application will be approved by May 27, 1994. The Company has respectfully requested that the exemption under the Rule to which this application relates be granted by the Closing Date or as soon thereafter as practicable.

Because the reporting obligations of the Company will change significantly after the Closing Date and the listing of the Company on the ASX, two separate lists of material information made public or required to be made public by the Company have been included hereunder. The first list ("List A") identifies all material information made public,

filed or distributed to the Company's shareholder from July 1, 1992 (the beginning of the Company's last full financial year) up to the date of this application. This list is of historical relevance only. The second list ("List B") identifies all relevant reporting obligations of the Company subsequent to the Closing Date and the listing of the Company's Ordinary Shares on the ASX (which is expected to occur on or about the Closing Date)[1]. This list identifies the information that will be furnished to the SEC on an ongoing basis if the Company is added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Exchange Act. For each item of material information there is also set forth below the date on which such item is required to be made public, filed with an exchange or distributed to security holders, and the entity or law requiring such item to be made public, distributed or filed.

Copies of each of the items of material information referred to in List A (those made public, filed or distributed since the beginning of the Company's most recently ended fiscal year (July 1, 1992)) are enclosed herewith.

---

[1] The list of material information required to be filed with the ASX has been compiled on the assumption that the Company's application to list its Ordinary Shares on the ASX will be approved. The Company has no reason to believe that its application to list on the ASX will not be approved. As of the date hereof, the Company is not subject to the reporting requirements of the ASX and, accordingly, has not filed or furnished any information to the ASX. The Company expects to become subject to the reporting requirements of the ASX on or about May 27, 1994.

LIST A

MATERIAL INFORMATION MADE PUBLIC, FILED OR DISTRIBUTED FROM BEGINNING OF LAST FULL FINANCIAL YEAR (JULY 1, 1992) UP TO THE DATE OF THIS APPLICATION

Title: **Annual Return**

Date: Within one month of the Company's annual general meeting.

Entity/Law: Australian Corporations Law, s.335.

Attached: Annual Returns dated November 24, 1992 and November 26, 1993, as filed with the Australian Securities Commission.

Title: **Annual Report to Shareholder**

Date: At least 14 days before the Company's annual general meeting.

Entity/Law: Australian Corporations Law, s.315.

Attached: Annual Reports to the shareholder for the years ended June 30, 1992 and June 30, 1993, containing the documents required to be laid before the Company's annual general meeting by s.316 of the Australian Corporations Law.

Title: **Notification of Change to Officeholders**

Date: Within one month of a person ceasing to be, or being appointed as, a director.

Entity/Law: Australian Corporations Law ss.242, 361.

Attached: Notifications dated October 22, 1992, February 5, 1993 and October 29, 1993, as filed with the Australian Securities Commission.

Title: Notification of allotment of shares

Date: Within one month after the allotment.

Entity/Law: Australian Corporations Law, s.187.

Attached: Notification dated January 20, 1994.

Title: Notification of details of shares allotted other than for cash

Date: Within one month after the allotment.

Entity/Law: Australian Corporations Law, s.187.

Attached: Notification dated January 20, 1994, including a copy of contract under which shares were allotted.

Title: Return showing division or conversion of shares into classes

Date: Within one month after division or conversion.

Entity/Law: Australian Corporations Law, s.196.

Attached: Return dated January 20, 1994.

Title: **Prospectus**

Date: No specified time limit.

Entity/Law: Australian Corporations Law s.1018.

Attached: Prospectus offering for sale by the Commonwealth of Australia 130,000,000 ordinary shares in the Company dated April 18, 1994.

Title: **Notification of resolution**

Date: Within one month of passing of resolution.

Entity/Law: Australian Corporations Law, s.256.

Attached: Notification of resolution dated April 12, 1994 adopting new Articles of Association.

Title: **Media releases with respect to Material Developments**

Date: No specified time limit.

Entity/Law: Not applicable.

Attached: Press releases dated August 2, 1992, August 19, 1992, October 20, 1992 and February 11, 1994. Undated press release concerning 1991/92 results.

LIST B

MATERIAL INFORMATION TO BE MADE PUBLIC, FILED OR DISTRIBUTED ON A REGULAR BASIS FROM JUNE 1994

Title:	**Notice of Annual General Meeting**
Date:	The meeting must be held within five months after the end of the Company's fiscal year. Notice of the meeting must be given to shareholders at least fourteen days in advance of the meeting, or if a special resolution is to be proposed at the meeting, at least twenty one days in advance thereof.
Entity/Law:	Australian Corporations Law, s.247.

Title:	**Annual Return**
Date:	Within one month of the Company's annual general meeting.
Entity/Law:	Australian Corporations Law, s.335.

Title:	**Annual Report to Shareholders**
Date:	At least 14 days before Company's Annual General Meeting.
Entity/Law:	Australian Corporations Law, s.315 ASX Listing Rule 3C(1).

Title: **Preliminary Final Report and Dividend Announcement**

Date: Within seventy five days after the end of the Company's fiscal year.

Entity/Law: ASX Listing Rule 3B(2).

Title: **Half Yearly Consolidated Report to Australian Stock Exchange**

Date: Within seventy five days after the end of the first half yearly period in the Company's fiscal year.

Entity/Law: ASX Listing Rule 3B(1).

Title: **Media Releases with respect to Material Developments**

Date: Immediately.

Entity/Law: ASX Listing Rule 3J(1).

In addition to the items of material information referred to in List B above, the Australian Corporations Law (the "Corporations Law") requires the Company to notify the Australian Securities Commission ("ASC") of particular events relating to the Company, some of which may be material to investors. Such events include changes in the composition of the Company's Board of Directors, shareholder resolutions amending the Company's Memorandum or Articles of Association and alterations to the Company's share capital.

The Corporations Law also requires, in respect of many offers for subscription or purchase of securities of a

corporation, the preparation of a prospectus which complies with the Corporations Law and lodgement of that prospectus with the ASC. In these cases, the relevant prospectus must be filed with the ASC prior to the opening of the offering. Some prospectuses must be registered by the ASC. Before registering a prospectus, the ASC reviews the prospectus to ensure that it meets certain requirements prescribed by the Corporations Law. However, registration of a prospectus is no guarantee that the prospectus complies with all the requirements of the Corporations Law. If the corporation issuing the prospectus is or wishes to be admitted to the Official List of the ASX, a copy of the prospectus must be lodged with the ASC prior to the opening of the offering.

The only prospectus relating to the Company since it became a public company in 1991 is the document referred to in List A above. That prospectus was lodged with the ASC on April 18, 1994, registered by the ASC on April 19, 1994 and lodged with the ASX on April 20, 1994.

Representatives of the Company have informed us that the Company agrees to furnish to the SEC, on an ongoing basis, the information listed and discussed above promptly after such information is made public, filed or distributed to its security holders. If the information that the Company makes or is required to make public pursuant to Australian law, or files or is required to file with any stock exchange or distributes or is required to distribute shall change from that listed above, the representatives of the Company have advised us that the Company will furnish the SEC with a revised list reflecting such changes.

Information furnished in connection herewith is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 under the Exchange Act. In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the information and documents furnished herewith are being, and any information or documents furnished in the future by the Company pursuant to Rule 12g3-2(b) will be furnished with the understanding that such information and

documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documentation shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In connection with this application for exemption, the Company also wishes to notify the SEC that as of the date hereof, the Commonwealth of Australia owns 100% of the equity securities of the Company. Accordingly, there are no holders of the Company's equity securities resident in the United States.

The Company understands that, after the SEC staff has reviewed this letter and the enclosures, a file number will be issued to the Company, and that file number will be stamped on all documents thereafter furnished by the Company to the SEC.

Please direct any notices, questions or comments regarding this letter to the undersigned at the above address, with a copy to the Company Secretary, CSL Limited, 45 Poplar Road, Parkville, Victoria, 3052, Australia.

Please stamp the enclosed copy of this letter to acknowledge receipt of these materials and return it to our waiting messenger.

Very truly yours,

G.W. Cobbledick

Gary W. Cobbledick

(Enclosures)

cc: Peter Tuohy
(CSL Limited)

Ian Renard
(Arthur Robinson & Hedderwicks)

MELBOURNE\10263

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1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 1994

Stop 3-9

BY TELECOPY [011-61-3-654-2422] AND U.S. MAIL

Gary Cobbledick
Sullivan & Cromwell
101 Collins Street
Melbourne 3000
Australia

SEC fax transmittal memo

To Gary Cobbledick	# of pages 1
Co.	From Luise Welby
Dept.	Mail Stop 3-9
	Phone # 202-272-3246
Fax # 011-61-3-654-2422	Fax # 202-272-2677

SEC 2270 (3-91)

Re: 12g3-2(b) Exemption Application for:
CSL Limited
Domicile: Australia
Application Received on: May 3, 1994

Dear Mr. Cobbledick:

This acknowledges receipt of the above referenced application. Pursuant to the staff's review, we have the following comments:

As previously discussed, your application for an exemption is premature as CSL Limited (the "Company") is not yet subject to the type of disclosure system contemplated by Rule 12g3-2(b)(1)(i) and (3). Please be advised that an exemption file number will not be issued until the Ordinary Shares are listed on the Australian Stock Exchange Limited (the "ASX"). Please advise the staff when such shares are listed.

Sincerely,

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 1994

Stop 3-9

BY TELECOPY [011-61-3-654-2422] AND U.S. MAIL

Gary Cobbledick
Sullivan & Cromwell
101 Collins Street
Melbourne 3000
Australia

SEC fax transmittal memo

To Gary Cobbledick	# of pages 1
Co.	From Luise Welby
Dept.	Mail Stop 3-9
Fax # 011-61-3 654-2422	Phone # 202-272-3246
	Fax # 202 272-2677

SEC 2270 (3-81)

Re: 12g3-2(b) Exemption Application for:
CSL Limited
Domicile: Australia
Application Received on: May 3, 1994

Dear Mr. Cobbledick:

This acknowledges receipt of the above referenced application. Pursuant to the staff's review, we have the following comments:

As previously discussed, your application for an exemption is premature as CSL Limited (the "Company") is not yet subject to the type of disclosure system contemplated by Rule 12g3-2(b)(1)(i) and (3). Please be advised that an exemption file number will not be issued until the Ordinary Shares are listed on the Australian Stock Exchange Limited (the "ASX"). Please advise the staff when such shares are listed.

Sincerely,

Luise M. Welby
Special Counsel
Office of International
Corporate Finance

cc: Company Secretary
CSL Limited

SULLIVAN & CROMWELL

101 COLLINS STREET • MELBOURNE • AUSTRALIA 3000

May 31, 1994

MESSAGE TO:	COMPANY:	FACSIMILE NO.:
Luise Welby	SEC -- Office of International Corporate Finance	(202) 272-2677

FROM: Gary W. Cobbledick

RE: CSL Limited

NUMBER OF PAGES (INCLUDING THIS COVER SHEET): 6

MESSAGE: Dear Luise,

Please see attached.

I hope you had a pleasant and relaxing long weekend.

Best regards,

G.W.C.

If there are any problems with this facsimile, please call

Home:
Gary W. Cobbledick
(03) 696-9477 (In Australia)
(61-3) 696-9477 (Outside Australia)

Office:
Sullivan & Cromwell
(03) 654-1500 (In Australia)
(61-3) 654-1500 (Outside Australia)
(61-3) 654 2422 (Facsimile)

SULLIVAN & CROMWELL

May 31, 1994

MEMORANDUM TO: Luise Welby
(Securities and Exchange Commission)

FROM: Gary W. Cobbledick

RE: CSL Limited -- Rule 12g3-2(b) Exemption

Further to our discussion last week and your written comments on the application by CSL Limited ("CSL") to be added to the list of foreign issuers eligible to claim the exemption afforded by Rule 12g3-2(b) under the Securities Exchange Act of 1934, I have attached hereto a copy of a certificate issued by the Australian Stock Exchange Limited ("ASX") to CSL certifying that CSL has been admitted to the Official List of the ASX as of May 30, 1994. As a result of the admission of CSL to the Official List of the ASX, CSL has become subject to the Listing Rules of the ASX and the disclosure obligations mandated thereby, as described in CSL's letter to the SEC requesting exemptive relief under Rule 12g3-2(b), dated April 29, 1994. As we believe that CSL is now subject to the type of disclosure system contemplated by Rule 12g3-2(b), we would be grateful if CSL could be assigned a file number and added to the list of foreign issuers eligible to claim exemption thereunder.

If you require any additional evidence that CSL has been admitted to the Official List of the ASX (such as, for example, a certified copy of the certificate), please do

not hesitate to notify me of such requirement. For your interest, I have also attached hereto an extract from the daily ASX share quotations for May 30, 1994, and several articles that appeared in the *Australian Financial Review* that discuss the CSL offering. The extracts provide secondary evidence of the fact that CSL has been admitted to trading on the ASX.

Please contact me at (613) 654-1500 with any questions.

Best regards,

G.W.C.

(Attachments)

10869

AUSTRALIAN STOCK EXCHANGE
LIMITED

A.C.N. [illegible]

Incorporated in the A.C.T. by Act of Parliament

THIS IS TO CERTIFY THAT

CSL Limited

IS ADMITTED TO THE OFFICIAL LIST

NATIONAL MANAGER COMPANIES

STATE MANAGER COMPANIES

DATE 30 May 1994

Source: Australian Financial Review, May 30, 1994.

INDUSTRIAL STOCKS

52 week High	52 week Low	Day's High	Day's Low	ASX code	Company Name and par value	Last sale	+ or −	Vol 100's	Quote Buy	Quote Sell	Dividend c per Share	Dividend Times cov	Net asset back	Div yield %	Earn share c	P/E ratio
.33	.11	-	-	CHLO	CCI Hldgs optdd-	.20		-	.21	.25	-	-	-	-	-	-
1.20	.939	1.10	1.10	CMF	CMAustcorp$1	1.10	-1	210	1.09	1.13	9.86	1.00	1.14	9.07	9.86	11.0
.83	.71	.56	.54	CMFCA	CMAustcorp c2/50c	.56		192	.54	.55	-	-	-	-	-	-
2.541	2.38	2.541	2.38	CSLDA	CSL def$1	2.43		60604	2.42	2.44	-	-	-	-	-	-
5.450	3.82	5.14	4.82	CSR	CSR$1	4.93	-21	7215	4.92	4.94	24.00 f	1.15*	3.33	4.87	27.50	17.9
5.00	4.70	-	-	CSRGA	CSR cvn$734	5.00		-	-	-	32.00	-	-	6.40	-	-
.84	.03	.48	.48	CUC	CUC Aust20c	.48		340	.47	.48	-	-	-	-	-	-
.60	.12	-	-	CVC	CVC20c	.30		-	.30	.32	-	-	.27	-	3.46	8.6
11.14	8.307	9.90	9.30	CBS	Cadbry/HLtb20c	9.90		1	9.90	10.00	29.95	2.12	1.58	3.03	60.60	16.8
2.50	2.30	3.06	2.90	CTX	Caltex$1	3.05	+5	4102	2.90	3.05	10.00 f	3.00	4.18	3.28	30.00	10.2
1.18	.90	.99	.90	CBI	Camboyne50c	.99		30	.97	.99	3.15 f	1.10*	1.22	3.18	3.48	28.4
.15	.03¼	.03¼	.03¼	CBIO	Camboyne optdd-	.03½		840	.03	.04	-	-	-	-	-	-
4.00	3.25	-	-	CPB	Cam Bros50c	4.00		-	4.00	4.20	16.00 f	1.52	1.43	4.00	24.24	16.6
.13	.05½	.08	.08	CNF	Canning20c	.08		40	.08	.12	-	-	.13	-	.60	13.3
.83	.70	.81	.79	CPY	Cannon Hd$1	.79	-2	420	.79	.83	6.40	1.00	.75	8.10	6.40	12.3
1.10	.09	.72	.70	CAG	Cape Rnge20c	.70	-1	100	.70	.72	-	-	-	-	1.20	58.3
.90	.30	.50	.50	CAGO	Cape Rnge o84dd-	.50	-2	130	.47	.40	-	-	-	-	-	-
3.50	3.10	3.20	3.20	CPO	Capquest50c	3.20		12	3.20	3.25	16.50 f	-	-	5.16	-	-
.61	.37	.44	.44	CIL	Capitalink25c	.44		150	.43	.45	1.00	-	-	2.27	-	-
2.601	2.243	2.38	2.38	CPL	Capital P$1	2.39	+2	139	2.69	2.60	18.10	1.00	2.44	6.90	10.10	14.3
2.48	2.20	2.42	2.42	CPLN	Capital P new$1	2.42	+2	680	2.43	-	-	-	-	-	-	-
.18	.18	.18	.18	CPLO	Capital P opts	.18		50	.18	-	-	-	-	-	-	-
		-	-	CPLNS	Capital P ndel$1	-		-	2.50	-	-	-	-	-	-	-
1.32	.88	.91	.91	CAD	Carillon40c	.91		40	.90	.92	4.00 f	1.81	2.25	4.40	7.65	11.9
12.80	10.45½	-	-	CIN	Carlton I 50c	12.00		-	12.04	12.40	10.00 f	4.236	15.36	.83	42.27	28.4
1.75	1.71	-	-	CINPA	Carlton I pref$2	1.76		-	1.70	-	14.00 f	-	-	8.09	-	-
.68	.45	.45	.45	CCW	Carlovers25c	.45	-2	200	.44	.47	1.50	-	-	3.33	-	-
1.80	1.50	-	-	CCC	Carrington50c	1.60		-	1.71	-	10.00 f	-	1.96	6.25	-	-
.83	.17	.55	.54½	CGE	Carrinar20c	.55	+4	8700	.53	.56	-	-	.28	-	6.70	8.2
.55	.08	.55	.50	CGEOA	Carringt o86dd-	.50	-2	2290	.60	.61	-	-	-	-	-	-
3.35	2.30	3.09	3.09	CHY	Cenfront41c	3.09		71	3.09	3.19	6.56	2.41	1.80	2.12	15.63	19.8
2.73	1.44	1.58	1.58	CLSDA	Celsius Coal	1.59		52	1.60	1.60	37.00	1.00	3.25	23.27	37.00	4.3
1.91	1.12	1.10	1.10	CBQ	Centaq200	1.18		822	1.18	1.19	17.00 f	2.128	.57	10.17	25.60	4.6
.90	.38	.85	.85	CWM	Cent West50c	.85	-2	10	.80	.85	-	-	.01	-	-	-
2.60	1.829	2.31	2.31	CEP	Centro$1	2.31		151	2.32	2.35	21.70 f	.88	2.21	9.39	19.00	12.2
1.60	1.21	-	-	CEPCA	Centro ctg50c	1.81		-	1.51	1.60	-	-	-	-	-	-
.85	.374	.87	.87	CNI	Centurion50c	.67	+4	30	.66	.70	1.00 f	4.005	.83	1.49	4.00	16.8
.75	.34	.65	.65	CDG	Century D50c	.66		000	.64	.65	2.00	3.00	.74	3.03	6.00	10.8
.64	.53	.64	.63	CDGO	Century D cvn@50c	.60	-4	170	.63	.64	5.10	-	-	4.10	-	-
3.01	1.01	-	-	CLI	Chall Int25c	2.80		-	2.50	2.89	12.20 f	1.55	.40	4.36	19.00	14.7
3.86	2.28	3.61	3.58	CLG	Chal Bank$1	3.60		1308	3.60	3.61	20.00 f	1.13*	2.11	5.55	22.50	16.0
4.37	3.05	-	-	CLGG	Chal Bank cvn@3.20	3.84		-	-	3.78	22.80	-	-	7.58	-	-
5.10	3.06	3.40	3.40	CLGGA	Chal Bank cvn$853	3.40	+5	2	3.40	3.50	17.10	-	-	5.05	-	-
1.00	.82	-	-	CHH	Chalmers50c	1.40		-	1.31	-	3.00 f	.03	1.07	1.99	.27	550.3
1.20	.47	-	-	CNC	Champion20c	1.05		-	1.07	1.10	4.00 f	2.08	.35	3.74	8.10	13.2
.15	.07½	-	-	CHA	Chardon-	.10		-	.11	.11	-	-	.03	-	.20	50.0
.18	.04	-	-	COA	C Cruise60c	.10		-	.08	.15	-	-	.16	-	-	-
4.10	1.15	1.90	1.90	CHF	Char Pac50c	1.90	-1	80	1.85	1.90	-	-	.20	-	-	-
3.50	.90	-	-	CHFO	Char Pac o87dd-	1.30		-	1.38	1.50	-	-	-	-	-	-
1.82	1.64	-	-	CTM	Chatham50c	1.70		-	1.70	1.77	8.00 f	1.10	2.18	4.71	8.84	19.2
.10	.08	-	-	CHG	Chieron20c	.10		-	.10	-	-	-	-	-	-	-
.91	.38	-	-	CPT	Chiltern2.08	.60		-	.44	.50	-	-	.58	-	-	-
8.60	7.50	-	-	CHO	Choiseul$1	7.50		-	7.65	8.00	29.00 f	1.16	6.92	3.79	33.77	22.7
2.00	.42	1.10	1.10	CIR	Circadian10c	1.10	+3	76	1.10	1.20	-	-	.10	-	-	-
1.11	1.00	-	-	CIHG	Citi Int cvn$52.08	1.08		-	1.00	1.10	23.92	-	-	22.67	-	-
.52	.10	-	-	CTG	Citigroup25c	.21		-	.26	.44	-	-	.15	-	-	-
.90	.41	.80	.80	CIS	Citistar25c	.80		250	.79	.80	-	-	.43	-	-	-
.40	.15	.35	.35	CVI	Cityview20c	.35		30	.25	.36	-	-	.19	-	.37	94.6
2.60	2.30	-	-	CLL	Clarion$1	2.30		-	2.30	2.44	7.00 f	1.60*	1.34	3.04	11.20	20.5
1.85	1.474	1.50	1.50	CMT	Clements50c	1.50		30	1.48	1.57	-	-	1.80	-	1.14	131.6
.30	.14	-	-	CCH	Club Crest20c	.24		-	.24	.26	1.00	2.00	.10	4.17	2.90	10.9
1.70	.40	.51	.50	CUA	Clothes50c	.51		1625	.50	.51	-	-	1.28	-	-	-
1.78	.89	-	-	CUAG	Clothe cvnts	1.00		-	.98	1.00	14.25	-	-	14.25	-	-
.86	.08	.10	.10	CUAO	Clothe n/fdd-	.10		100	.10	.11	-	-	-	-	-	-
2.75	1.87	2.50	2.48	CLY	Clyde50c	2.50		64	2.50	2.55	8.50 f	.24*	1.15	3.40	8.00	31.3
14.00	10.40	13.10	13.10	CNA	Coal All$1	13.10	+38	10	13.00	13.20	70.00 f	2.21	7.01	5.34	150.00	8.5
1.10	.75	-	-	CNAPA	Coal All pref50c	1.05		-	1.00	-	3.50 f	-	-	3.33	-	-
1.186	.662	-	-	CKC	Ckbrn Crp50c	1.03		-	1.03	1.18	5.00 f	-	.50	4.85	-	-
1.02	1.01	-	-	CKCN	Ckbrn Crp del50c	1.02		-	1.01	1.05	-	-	-	-	-	-
3.08	2.75	3.00	2.90	COF	Coffey In50c	2.90		30	2.85	2.95	24.00 f	.94	.83	8.28	22.00	12.9
.96½	.420	.80	.80	CLD	Coldstrm50c	.80	+5	40	.75	.85	-	-	.67	-	-	-
.81	.81	-	-	CLDN	Coldstrm del50c	.81		-	-	.82	-	-	-	-	-	-
.40	.06	-	-	CLDO	Coldstrm o96dd-	.40		-	.20	.25	-	-	-	-	-	-
.35	.16	-	-	CLDOA	Coldstrm o94dd-	.20		-	.10	-	-	-	-	-	-	-
5.70	4.20	4.369	4.30	CML	Colesmyer50c	4.35	-8	4549	4.35	4.36	19.50 f	1.58	2.49	4.48	30.40	14.3
28.70	20.10	28.80	28.70	CMLPA	Colesmyer pref50c	28.70	10	65	20.70	28.80	170.00 f	-	-	6.37	-	-
.25	.04½	-	-	CNS	Collings20c	.09		-	.07	.08	-	-	.10	-	-	-
3.70	1.85	-	-	CNL	Collins74c	3.00		-	3.00	3.20	14.00	2.18	3.31	4.93	32.26	9.3
.10	.07	.11	.11	CLM	Collins M50c	.11		40	.10	.11	-	-	-	-	-	-
.01½	.01½	-	-	CLMO	Collins M o84dd-	.01½		-	-	-	-	-	-	-	-	-
.03	.00½	-	-	CLMOA	Collins M op94d-	.01		-	-	.01	-	-	-	-	-	-
6.75	3.16	5.30	5.00	CMC	Comalco$1	5.30	-10	486	5.30	5.35	6.00 f	2.36	2.00	1.13	14.10	37.6
1.10	.91	-	-	CWL	C'wth Sec$1	1.01		-	1.01	1.15	2.52	1.00	1.00	2.50	2.52	40.1
.29	.10	.23	.22	CPW	CompactPwr50c	.23	-2	4500	.22	.24	-	-	-	-	1.40	18.4
2.30	2.20	2.25	2.24	CPU	Computer20c	2.25	-3	2566	2.25	2.27	-	-	-	-	-	-
1.85	1.37	-	-	CMU	ConManufac50c	1.60		-	1.68	1.75	7.50	.71	.58	4.52	5.30	31.3
.08	.01	-	-	CMUR	ConManufac rts	.01		-	-	.01	-	-	-	-	-	-
.93	.67	.76	.76	CFA	ConsFoods20c	.76		60	.75	.76	3.00	2.53	.25	3.95	7.60	10.0
3.60	1.686	3.10	3.10	CPI	ConsPaper50c	3.10		1	3.00	3.10	9.70 f	1.53*	1.10	3.13	14.81	20.9
.16	.09½	-	-	CPF	Consinvst20c	.09½		-	.09½	.10	-	-	.16	-	-	-
.10	.04	-	-	CPFOA	Consinvst o96dd-	.04½		-	.04½	.06	-	-	-	-	-	-
.95	.80	-	-	CES	Cooper Ed$1	.92		-	.50	.90	-	-	-	-	-	-
.20	.08	.11	.11	COR	Cord25c	.11		140	.10	.11	-	-	.08	-	-	-
.11	.02	.03½	.03½	CORO	Cord optdd-	.03½		2500	.03½	.04	-	-	-	-	-	-
1.60	.80	-	-	CRI	Cortecs60c	.98		-	.98	1.00	-	-	.62	-	-	-
1.74	.88	1.10	1.10	CTY	Country R50c	1.10		206	1.10	1.15	2.50 f	-2	.88	2.27	-	-
1.75	1.40	-	-	CTYPA	Country R NCP150c	1.40		-	1.42	1.50	11.53	-	-	8.13	-	-
6.60	5.90	-	-	CYG	Coventry50c	6.15		-	6.00	6.15	25.00 f	1.68	4.89	4.07	42.20	14.6
.25	.16	.22	.22	COW	Cowden25c	.22	+5	20	.10	.22	.50 f	4.20	-	2.27	2.10	10.6
9.62	8.303	9.00	9.00	CRG	Crane$1	9.00	+2	28	9.00	9.25	30.00 f	1.58*	9.01	3.33	47.50	18.9
1.62	1.13	1.46	1.46	CRV	Crevet70c	1.46		64	1.40	1.46	3.00 f	-	-	2.05	-	-
.39	.18	-	-	CRW	Crown Cap50c	.39		-	-	.39	-	-	.44	-	-	-
1.758	1.28	1.43	1.41	CRO	CroCasino50c	1.42	-1	1391	1.42	1.43	-	-	-	-	-	-
107.17	93.20	96.70	95.00	CROHA	CroCasino unsnt-	95.70	+70	8	95.60	96.00	1000.0	-	-	10.45	-	-
1.34	.70	-	-	CRF	Cryofab50c	1.11		-	.99	1.10	-	-	.01	-	-	-
2.22	1.05	1.85	1.85	CMK	Cumnock10c	1.65		10	-	1.65	-	-	-	-	-	-
.50	.27	-	-	CMKO	Cumnock o95dd-	.30		-	.25	.30	-	-	-	-	-	-
10.193	7.97	8.16	8.13	CRA	[illegible]											

CSL float provokes buying attack by local institutions

By IAN PORTER

INSTITUTIONS that were not prepared to offer close to the $2.30-a-share issue price for pharmaceutical manufacturer CSL Ltd aggressively bought into the company yesterday, ensuring a strong debut on the sharemarket.

Trading on a deferred delivery basis started at a little over the $2.30 issue price and closed with a final trade at $2.43 after 5.3 million shares had changed hands.

"It's been a good day. We're delighted with the result," CSL managing director Dr Brian McNamee said. "The closing price offers a nice little premium to shareholders."

The strong demand was reported to have come from local institutions, many of whom were absent from the list of the top 20 shareholders released yesterday.

It is believed some of the larger players not represented on the list, including AMP and the NML, may have bid aggressively at the lower end of the price range of $2 to $2.40 and missed the cut when the strike price was set at $2.30.

The price range was set by the Federal Government and the lead manager, McIntosh Corporate, as part of the constrained open priced tender system, which has been used only a few times in Australia.

Dr McNamee said he believed the pricing method had worked "pretty well".

Pre-float demand was so strong that institutions which tendered for shares at any price within the range received only a small proportion of their application. One investment manager received only 28 per cent and was surprised by the competition for scrip.

One theory for the relatively small representation of big local institutions is that there is no benchmark against which to value a pharmaceutical company in Australia.

Dr McNamee said the pharmaceutical sector was not that well-known in this country. In addition, he said, the float was a privatisation and conducted via a complex selling system.

At the top of the list of local institutions are National Nominees (6.74 per cent) and ANZ Nominees (5.94 per cent) but these holdings are believed to include several allocations.

The largest identifiable holder is [illegible] Investment Management with 1.36 per cent. Other offshore names include Kemper Investment, JP Morgan (Australia) and Bayerische Landesbank Munich. "Some of the offshore fund managers have an enormous knowledge of the pharmaceutical industry," Dr McNamee said.



DELIGHTED: Dr McNamee sees 'a nice little premium'

However, he said he was still surprised at the strength of bidding by offshore institutions, which took the 20 per cent of shares reserved for them.

"The level of international interest was partly because they know of the excellent science in Australia," he said. "The demand . . . shows they are willing to take a view on Australian medical science."

Foreigner investors stampede

From back page



While the Government is pleased with the final float result, the absence of major local funds on the share register could lead to short-term volatility in the CSL share price.

Many of the retail and foreign investors have bought on the expectation of making a stag profit.

If solid buying interest in the stock does not emerge, the stock could be pushed back down towards the issue price as the disappointed would-be stags free up cash to move on to the next big play.

However, the downside below the issue price of $2.30 would appear limited. At $2.30, CSL is trading on a dividend yield of 4.7 per cent and an untaxing price-earnings multiple of about 14.6.

However, if local institutions changed their views and began moving towards market weighting, the share price could rise quite dramatically.

The natural market weighting for the major institutions that have missed out on CSL stock would be around 25-30 per cent of the company's issued capital.

That's an awful lot of potential demand just waiting to be triggered by CSL, showing that it can deliver on its promises. CSL managing director Brian McNamee would no doubt love to do just that.

Happy returns

THE management of most Australian companies will do just about anything with their shareholders' money — including losing it on a throw of the dice — rather than hand it back and admit that they can't find a good use for it.

But West Australian Newspapers Ltd (WAN) chairman Trevor Eastwood certainly does not fit that mould. Less than three years after WAN went public in a float that raised $185 million, Eastwood and his fellow directors are handing $128 million of it back.

The reason: WAN's major assets — the monopolistic daily *The West Australian* — spins off more cash than can be profitably invested at present. It spins off $65-70 million a year in cash, yet the group's debt is a mere $30 million.

Rather than punting shareholders' hard-earned savings on high-risk ventures, WAN's directors have simply decided to give the money back via a 68c-a-share capital return.

As the cash refund is a return of capital rather than a dividend, it is tax free in the hands of shareholders. Perth restaurants were no doubt doing a brisk trade last night.

☐ Ivor Ries

REPRINT No. 2

AUSTRALIA

COMMONWEALTH SERUM LABORATORIES ACT 1961

Reprinted as at 31 December 1991

TABLE OF PROVISIONS

Section

31555 (P.R.A. 1/92)—Cat. No. 91 4808 8

Section

COMMONWEALTH SERUM LABORATORIES ACT 1961

An Act relating to the constitution of CSL as a public company, and for other purposes

PART 1—PRELIMINARY

Short title

1. This Act may be cited as the *Commonwealth Serum Laboratories Act 1961.*[1]

Commencement

2. This Act shall come into operation on a date to be fixed by Proclamation.[1]

Interpretation

3. In this Act, unless the contrary intention appears:

"articles" means articles of association;

"CSL" means the body corporate that, at the commencement of this section, exists, because of this Act, under the name "Commonwealth Serum Laboratories Commission" ;

"employment" , in relation to a staff member, means employment by, or service with, CSL;

"group company" means:

(a) CSL; or

(b) a wholly-owned subsidiary of CSL;

"member" , in relation to CSL at any time before the transition, includes a Commissioner and the Managing Director;

"memorandum" means memorandum of association;

"operate", in relation to a name, has the meaning given by section 4;

"protected body" means a group company that is a trading corporation, or a financial corporation, within the meaning of paragraph 51 (20) of the Constitution;

"protected business name" means any of the following names:

(a) "CSL";

(b) "Commonwealth Serum Laboratories";

(c) such other names as are prescribed for the purposes of this definition;

"protected company name" means any of the following names:

(a) "Commonwealth Serum Laboratories Limited";

(b) such other names as are prescribed for the purposes of this definition;

"protected name" means a protected business name or a protected company name;

"protection time", in relation to a protected name, means the time immediately before:

(a) in the case of a name prescribed for the purposes of the definition of "protected business name" or "protected company name"—the name first becoming prescribed; or

(b) in any other case—the commencement of section 14 of the *Commonwealth Serum Laboratories (Conversion into Public Company) Act 1990*;

"registered", in relation to a name, includes reserved;

"share", in relation to CSL, means a share in the share capital of CSL;

"staff member" means a person who, immediately before the transition is:

(a) the Managing Director of CSL; or

(b) an officer or employee of CSL;

"subsidiary" has the meaning given by section 5;

"transferring asset" means an asset to which a determination under paragraph 31A (1) (a) applies;

"transferring liability" means a liability to which a determination under paragraph 31A (1) (b) applies;

"transition" means the commencement of Part 3, being the Part inserted by section 13 of the *Commonwealth Serum Laboratories (Conversion into Public Company) Act 1990*;

"wholly-owned subsidiary", in relation to CSL, means a body corporate:

(a) that is a subsidiary of CSL; and

(b) none of whose members is a person other than:

(i) CSL; or

(ii) a body corporate that is, under any other application or applications of this definition, a wholly-owned subsidiary of CSL; or

(iii) a nominee of CSL or of a body of a kind referred to in subparagraph (ii); and

(c) no share in which is beneficially owned by a person other than:

(i) CSL; or

(ii) a body of a kind referred to in subparagraph (b) (ii).

Operating under a name

4. A reference in this Act to a protected body operating in a State or Territory under a particular name includes a reference to the body engaging in conduct that, for the purposes of a law in force in the State or Territory, constitutes:

(a) in any case—using the name in the State or Territory; or

(b) if the name is the body's name—establishing a place of business or carrying on business under the name in the State or Territory; or

(c) if paragraph (b) does not apply—carrying on business under the name in the State or Territory.

Subsidiaries

5. For the purposes of this Act, the question whether a body corporate is a subsidiary of another body corporate shall be determined in the same way as the question whether a corporation is a subsidiary of another corporation is determined under the *Companies Act 1981*.

Operation of Act

6. This Act applies both within and outside Australia.

Extension to external Territories

7. This Act extends to all external Territories.

PART 2—CREATION OF CAPITAL STRUCTURE AND OTHER STEPS PRIOR TO CONVERSION OF CSL INTO A PUBLIC COMPANY

Share capital of CSL

8. **(1)** As from the commencement of this Part, CSL is to have a share capital.

(2) The amount of the share capital must be equal to the amount that subsection 9 (1) requires to be applied as mentioned in that subsection.

(3) The share capital must be divided into shares of $1 each.

(4) The share capital may be divided into classes of shares.

(5) As from the transition, this section has effect subject to the *Companies Act 1981*.

Issue of shares in CSL

9. **(1)** As soon as practicable after the commencement of this Part, CSL must apply the capital that it has at that commencement in paying up, in full, shares in CSL.

(2) If the amount of the capital is not a multiple of $1, subsection (1) applies as if the amount were reduced to the nearest multiple of $1.

(3) As soon as practicable after complying with subsection (1), CSL shall issue the shares paid up under that subsection:

(a) to the Commonwealth; or

(b) to nominees of the Commonwealth;

as the Minister directs in writing.

(4) Rights may be attached to shares included in a class of shares.

(5) The issue of shares under subsection (3) discharges in full CSL's obligations to repay the capital to the Commonwealth.

(6) The shares issued under subsection (3) are to be taken to have been issued for valuable consideration other than cash, being the discharge effected by subsection (5).

(7) A person is not a member of CSL at any time before the transition merely because the person holds shares in CSL.

CSL to apply to be registered as company etc.

10. (1) CSL must, before the transition:

(a) apply to the National Companies and Securities Commission under subsection 85 (1) of the *Companies Act 1981* to be registered as a company limited by shares within the meaning of that Act; and

(b) apply to the National Companies and Securities Commission under subsection 55 (1) of the *Companies Act 1981* for the reservation of the name "Commonwealth Serum Laboratories Limited" ; and

(c) lodge with the National Companies and Securities Commission a proposed memorandum, and proposed articles, for CSL; and

(d) if the rights attached to shares included in a class of shares under subsection 9 (4) are not provided for in the memorandum or articles, lodge with the National Companies and Securities Commission the statement referred to in subsection 124 (1) of the *Companies Act 1981*.

(2) Subject to the regulations, the application mentioned in paragraph (1) (a) must be accompanied by the documents required by subsection 85 (4) of the *Companies Act 1981* to accompany such an application.

(3) The applications mentioned in paragraphs (1) (a) and (b) must be made to the National Companies and Securities Commission by delivering them to the office of the Corporate Affairs Commission for the Australian Capital Territory and the documents mentioned in paragraphs (1) (c) and (d) and subsection (2) must be lodged with the National Companies and Securities Commission by lodging them at that office.

(4) CSL is to be taken to be entitled to make the applications referred to in paragraphs (1) (a) and (b), and to lodge the documents mentioned in paragraph (1) (c) and subsection (2).

(5) The National Companies and Securities Commission is to be taken:

(a) to have been required to reserve the name "Commonwealth Serum Laboratories Limited" under subsection 55 (2) of the *Companies Act 1981*; and

(b) to have so reserved that name immediately after the making of the application mentioned in paragraph (1) (b).

New name of CSL

11. **(1)** On the day immediately before the transition, CSL's name is, by force of this subsection, changed to "Commonwealth Serum Laboratories Limited".

(2) Subsection 65 (5) of the *Companies Act 1981* applies in relation to the change of name made by subsection (1) as if:

(a) CSL was a company, within the meaning of that Act, when the change was made; and

(b) the change was made under that Act.

(3) This section has effect in spite of anything in the *Companies Act 1981*, but nothing in this section prevents:

(a) CSL from later changing its name under section 65 of that Act; or

(b) the cancellation, under Division 2 of Part III of that Act, of the registration of a name.

PART 3—CONVERSION OF CSL INTO A PUBLIC COMPANY

Effect of Part—summary

12. After the commencement of this Part:

(a) CSL is a company registered under the *Companies Act 1981*; and

(b) CSL's name is "Commonwealth Serum Laboratories Limited"; and

(c) CSL is a public company, and a company limited by shares, within the meaning of that Act; and

(d) that Act applies, subject to this Act, in relation to CSL.

CSL taken to be registered under Companies Act

13. **(1)** The National Companies and Securities Commission is to be taken:

(a) to have been required to grant the application mentioned in paragraph 10 (1) (a) and to register CSL as a company under subsection 86 (2) of the *Companies Act 1981*; and

(b) to have granted the application at the commencement of this Part; and

(c) to have so registered CSL, at the commencement of this Part:

(i) by the name "Commonwealth Serum Laboratories Limited"; and

(ii) in accordance with subsections 86 (3) and (4) of the *Companies Act 1981*, as a public company, and as a company limited by shares, within the meaning of that Act; and

(d) to have registered the name "Commonwealth Serum Laboratories Limited" in relation to CSL at the commencement of this Part, under subsection 55 (4) of the *Companies Act 1981*.

(2) The date of commencement of CSL's registration as a company under Division 4 of Part III of the *Companies Act 1981* is to be taken to be the day of commencement of this Part.

(3) For the purposes of Division 4 of Part III of the *Companies Act 1981*, CSL shall be taken to have been on the day before the commencement of this Part, and to be at that commencement, a corporation within the meaning of that Act.

Memorandum and Articles of CSL

14. (1) As from the commencement of this Part, the proposed memorandum, and the proposed articles, lodged under paragraph 10 (1) (c):

(a) are respectively the memorandum, and the articles, of CSL; and

(b) bind CSL and its members accordingly.

(2) As from the commencement of this Part, the *Companies Act 1981* applies in relation to CSL's memorandum and articles as if they had been registered as such under that Act.

Membership of CSL

15. (1) A person who immediately before the commencement of this Part was, or was acting as, a member of CSL, ceases at that commencement to be, or to act as, such a member.

(2) Each person who holds shares in CSL at the commencement of this Part becomes, by force of this subsection, a member of CSL at that commencement.

(3) A person referred to in subsection (2) is, in relation to membership of CSL, entitled to the same rights, privileges and benefits, and is subject to the same duties, liabilities and obligations, as if the person had become a member of CSL under CSL's memorandum and articles.

Application of certain provisions of Companies Act

16. **(1)** Where all the shares in CSL are beneficially owned by the Commonwealth, subsection 82 (1) and paragraph 364 (1) (d) of the *Companies Act 1981* do not apply in relation to CSL and subsection 244 (6) of that Act applies as if:

(a) the Commonwealth were a holding company, within the meaning of that subsection, of CSL; and

(b) the Commonwealth held the whole of the issued shares in CSL; and

(c) the Minister were a representative of the Commonwealth authorised under subsection 244 (3) of that Act.

(2) Paragraph 86 (6) (b) and subsections 87 (4) and 90 (5) of the *Companies Act 1981* do not apply in relation to CSL.

(3) For the purposes of section 360 of the *Companies Act 1981*, a person is not a past member of CSL merely because he or she was a member of the CSL Commission, or acted as a member of the Commission, before the commencement of this Part.

Accounting Records

17. For the purposes of the *Companies Act 1981*, accounts and records kept under section 63F of the *Audit Act 1901* (as that section applied to CSL because of this Act) are to be taken to be accounting records kept by CSL under a provision of a previous law of the Australian Capital Territory, being a provision corresponding to section 267 of the *Companies Act 1981*.

Accounts

18. **(1)** This section has effect for the purposes of:

(a) the *Companies Act 1981*; and

(b) the *Companies (Transitional Provisions) Act 1981* as it applies in relation to, and in relation to persons and matters associated with CSL because of subsection 90 (6) of the *Companies Act 1981*.

(2) A report and financial statements that were prepared under section 63H of the *Audit Act 1901* (as that section applied to CSL because of this Act) in relation to a period and furnished to the Minister on a particular day is to be taken to be a profit and loss account of CSL that was:

(a) made out in relation to that period; and

(b) laid before CSL at an annual general meeting of CSL held on that day.

Operation of section 25B of Acts Interpretation Act

19. Nothing in this Act or in the *Companies Act 1981* affects, or is affected by, section 25B of the *Acts Interpretation Act 1901* as that section applies in relation to CSL.

PART 4—USE OF CERTAIN NAMES

Protected body may operate under protected company name

20. A protected body whose name is a protected company name may operate under the name in a State or Territory even if the name is not registered in relation to the body under a particular law, or any law, in force in the State or Territory.

Protected body may operate under protected business name

21. **(1)** A protected body may operate under a protected business name in a State or Territory even if the name is not registered in relation to the body under a particular law, or any law, in force in the State or Territory.

(2) Nothing in this section permits more than one body to operate under the same name at the same time in the same State or Territory.

Other persons not to use protected names

22. **(1)** Except with the consent in writing of CSL, a person other than a protected body must not:

(a) use in relation to a business, trade, profession or occupation; or

(b) use as the name, or as part of the name, of any firm, body corporate, institution, premises, vehicle, ship or craft (including aircraft); or

(c) apply, as a trade mark or otherwise, to goods imported, manufactured, produced, sold, offered for sale or let for hire; or

(d) use in relation to:

(i) goods or services; or

(ii) the promotion, by any means, of the supply or use of goods or services;

a protected name, or a name so closely resembling a protected name as to be likely to be mistaken for it.

Penalty: $3,000.

(2) Nothing in subsection (1) limits anything else in that subsection.

Exceptions for pre-existing rights

23. **(1)** Nothing in section 22, so far as it applies in relation to a particular protected name, affects rights conferred by law on a person in relation to:

(a) a trade mark that is registered under the *Trade Marks Act 1955*; or

(b) a design that is registered under the *Designs Act 1906*;

and was so registered at the protection time in relation to the name.

(2) Nothing in section 22, so far as it applies in relation to a particular protected name, affects the use, or rights conferred by law relating to the use, of a name (in this subsection called the **"relevant name"**) by a person in a particular manner if, at the protection time in relation to the protected name, the person:

(a) was using the relevant name in good faith in that manner; or

(b) would have been entitled to prevent another person from passing off, by means of the use of the relevant name or a similar name, goods or services as the goods or services of the first-mentioned person.

Use of other names by protected bodies

24. This Part does not prevent a protected body from operating in a State or Territory under a name other than a protected name.

Effect on State and Territory laws

25. This Part does not prevent a protected body from registering a name under a law of a State or Territory.

PART 5—STAFF MATTERS

Employment of staff members continues after transition

26. Subject to this Part, each staff member continues, at and after the transition to be employed by CSL on the terms and conditions on which he or she was employed by CSL immediately before the transition.

Act not to affect certain matters relating to staff members

27. **(1)** This section has effect for the purposes of the application, at any time at or after the transition, of a law, award, determination or agreement in relation to the employment of a staff member.

(2) Neither his or her contract of employment, nor his or her period of employment, shall be taken to have been broken by the operation of this Act.

(3) Without limiting section 26 or subsection (2) of this section, this Act does not affect any accrued rights that the staff member had immediately before the transition in relation to any kind of leave.

(4) Where:

(a) if the staff member had, immediately before the transition, ceased to be employed by CSL, it would have been necessary to take into account a period during which the staff member was employed by CSL or any other person to determine:
   (i) an amount payable to the staff member; or
   (ii) a benefit to which the staff member would have been entitled;

because of his or her so ceasing; and

(b) but for this subsection, some or all of that period would not have to be taken into account as a period during which the staff member was employed by CSL;

CSL shall treat the whole of the first-mentioned period as a period during which the staff member was employed by it.

Effect of sections 26 and 27

28. Sections 26 and 27 are enacted only for the avoidance of doubt and, in particular, do not limit subsection 65 (5) or 87 (2) of the *Companies Act 1981*.

Variation of terms and conditions of employment

29. **(1)** It is a term of each staff member's employment after the transition that the terms and conditions of that employment may be varied to the extent to which, and in the manner in which, the terms and conditions of his or her employment could, immediately before the transition, be varied under this Act.

(2) Nothing in this Part prevents the terms and conditions of a staff member's employment after the transition from being varied:

(a) in accordance with those terms and conditions; or

(b) by or under a law, award, determination or agreement.

(3) In this section:

"terms and conditions" includes a term or condition existing because of subsection (1);

"vary" , in relation to terms and conditions, includes vary by way of:

(a) omitting any of those terms and conditions; or

(b) adding to those terms and conditions; or

(c) substituting new terms or conditions for any of those terms and conditions.

Application of Part IV of Public Service Act

30. For the purposes of the application of Part IV of the *Public Service Act 1922* in relation to a staff member, CSL shall be taken to be, at and after the transition, a Commonwealth authority for the purposes of that Part.

PART 6—TAXATION MATTERS

Interpretation

31. In this Part:

"exempt matter" means:

(a) a transfer of assets or liabilities under section 31A; or

(b) an issue of shares under subsection 9 (3); or

(c) the reservation of name made by subsection 10 (5); or

(d) the change of name made by subsection 11 (1); or

(e) CSL's registration as a company by force of this Act; or

(f) the operation of the *Commonwealth Serum Laboratories (Conversion into Public Company) Act 1990*; or

(g) giving effect to a matter referred to in another paragraph of this definition or giving effect to the *Commonwealth Serum Laboratories (Conversion into Public Company) Act 1990*;

"tax" includes:

(a) sales tax; and

(b) tax imposed by the *Debits Tax Act 1982*; and

(c) fees payable under the *Companies (Fees) Act 1981*; and

(d) stamp duty; and

(e) any other tax, fee, duty, levy or charge;

but does not include income tax imposed as such by a law of the Commonwealth.

Exemptions relating to exempt matters

32. Tax under a law of the Commonwealth or a State or Territory is not payable in relation to:

(a) an exempt matter; or

(b) anything done (including a transaction entered into or an instrument or document made, executed, lodged or given) because of, or for a purpose connected with or arising out of, an exempt matter.

Minister may certify in relation to exemptions

33. (1) The Minister may, by signed writing, certify that:

(a) a specified matter or thing is an exempt matter; or

(b) a specified thing was done (including a transaction entered into or an instrument or document made, executed, lodged or given) because of, or for a purpose connected with or arising out of, a specified exempt matter.

(2) For all purposes and in all proceedings, a certificate under subsection (1) is conclusive evidence of the matters certified unless the contrary is established.

CSL taken to have had share capital for purposes of Income Tax Assessment Act

34. For the purposes of the *Income Tax Assessment Act 1936*, CSL shall be taken to have had, at all times before it complied with subsection 9 (3) of this Act, a share capital all the issued shares in which were, at all such times, beneficially owned by the Commonwealth.

Treatment of acquisitions of transferring assets for purposes of Income Tax Assessment Act

35. For the purposes of the *Income Tax Assessment Act 1936* after the commencement of this Part:

(a) CSL is to be taken to have acquired a transferring asset on the day on which that asset was acquired by the Commonwealth; and

(b) CSL is to be taken to have paid or given, in relation to its acquisition of a transferring asset, the consideration paid or given by the Commonwealth in relation to the acquisition of that asset by the Commonwealth and to have done so when the Commonwealth paid or gave the consideration; and

(c) CSL is to be taken to have incurred, in relation to its acquisition of a transferring asset, the liability to pay or give consideration incurred by the Commonwealth in relation to the acquisition of that asset by the Commonwealth and to have done so when the Commonwealth incurred the liability; and

(d) CSL is to be taken to have incurred, in relation to a transferring asset, costs and expenditure of the kinds referred to in paragraph 160ZH (1) (b), (c), (d) or (e) of the *Income Tax Assessment Act 1936* incurred by the Commonwealth in relation to the asset and to have done so when the Commonwealth incurred the costs or expenditure.

PART 7—MISCELLANEOUS

CSL not public authority etc.

36. CSL, as it exists after the transition, shall be taken for the purposes of a law of the Commonwealth or a State or Territory:

(a) not to have been incorporated or established for a public purpose or for a purpose of the Commonwealth; and

(b) not to be a public authority or an instrumentality or agency of the Crown;

except so far as express provision is made by a law of the Commonwealth, State or Territory, as the case may be.

Judicial notice of CSL's seal

37. (1) All courts, judges and persons acting judicially shall take judicial notice of the imprint of the seal of CSL appearing on a document and shall presume that it was duly affixed.

(2) Subsection (1) applies only in relation to an imprint that was affixed, or appears to have been affixed, before the transition.

Compensation for acquisition of property

38. (1) Where, but for this section, the operation of this Act would result in the acquisition of property from a person otherwise than on just terms, there is payable to the person by CSL such reasonable amount of compensation as is agreed on between the person and CSL or, failing agreement, as is determined by a court of competent jurisdiction.

(2) Any damages or compensation recovered or other remedy given in proceedings that are instituted otherwise than under this section shall be taken into account in assessing compensation payable in proceedings that are instituted under this section and that arise out of the same event or transaction.

(3) In this section:

"acquisition of property" and **"just terms"** have the same respective meanings as in paragraph 51 (31) of the Constitution.

Additional powers and functions under State or Territory laws

39. **(1)** It is the intention of the Parliament that CSL should have such additional powers and functions as are conferred on it by or under a law of a State or Territory.

(2) Subsection (1) has effect subject to the regulations.

Annual return

40. **(1)** Where CSL:

(a) lodges an annual return in accordance with section 263 of the *Companies Act 1981*; or

(b) lodges a similar annual return in accordance with another law of the Commonwealth;

CSL must, as soon as practicable after doing so, give the Minister a copy of the return together with a copy of each document (if any) lodged with the return.

(2) The Minister is to cause a copy of the return and of each of the documents to be laid before each House of the Parliament within 15 sitting days of that House after their receipt.

Delegations

41. The Minister may by signed writing delegate to an officer of the Department all or any of the powers and functions of the Minister under this Act.

Regulations

42. **(1)** The Governor-General may make regulations not inconsistent with this Act, prescribing matters:

(a) required or permitted by this Act to be prescribed; or

(b) necessary or convenient to be prescribed for carrying out or giving effect to this Act.

(2) A name is not to be prescribed for the purposes of the definition of "protected business name" or "protected company name" in section 3 later than 6 months after the day on which section 13 of the *Commonwealth Serum Laboratories (Conversion into Public Company) Act 1990* commences.

NOTE

1. The *Commonwealth Serum Laboratories Act 1961* as shown in this reprint comprises Act No. 38, 1961 amended as indicated in the Tables below.

Table of Acts

Act	Number and year	Date of Assent	Date of commencement	Application, saving or transitional provisions
Commonwealth Serum Laboratories Act 1961	38, 1961	2 June 1961	2 Nov 1961 (*see Gazette* 1961, p. 3729)	
Statute Law Revision (Decimal Currency) Act 1966	93, 1966	29 Oct 1966	1 Dec 1966	—
Commonwealth Serum Laboratories Act 1970	42, 1970	24 June 1970	24 June 1970	—
Statute Law Revision Act 1973	216, 1973	19 Dec 1973	31 Dec 1973	Ss. 9 (1) and 10
	as amended by 20, 1974	25 July 1974	31 Dec 1973	—
Administrative Changes (Consequential Provisions) Act 1978	36, 1978	12 June 1978	12 June 1978	S. 8
Commonwealth Serum Laboratories Amendment Act 1980	7, 1980	24 Mar 1980	1 July 1980	S. 30
Statute Law (Miscellaneous Provisions) Act (No. 1) 1985	65, 1985	5 June 1985	S. 3: 3 July 1985 (a)	—
Health Legislation Amendment Act (No. 2) 1985	167, 1985	16 Dec 1985	Part I (ss. 1 and 2), Part II (ss. 3-24), ss. 25, 26 (2), 27, 37, 38, 42, 43, 55, 57, 65-70 and 72-74: Royal Assent S. 28: 1 Feb 1984 S. 30: 5 Sept 1985 Ss. 58-64: 1 May 1985 Remainder: 22 Feb 1986 (*see Gazette* 1986, No. S64)	S. 24

NOTE—continued
Table of Acts—continued

Act	Number and year	Date of Assent	Date of commencement	Application, saving or transitional provisions
Health Legislation Amendment Act (No. 2) 1986	94, 1986	13 Oct 1986	Ss. 4 (1), 6-8, 10, 12, 14 (2) and 36: 1 Oct 1986 Ss. 5, 14 (3), 17 (1), 18, 19, 21, 23-28, 30, 32 and 35: 1 Nov 1986 Ss. 16, 31, 33 and 38 (2), (3), (4): 1 Jan 1987 Ss. 4 (2), 17 (2), 20, 22 and 29: 1 Apr 1987 (see *Gazette* 1987, No. S57) Remainder: Royal Assent	—
Community Services and Health Legislation Amendment Act (No. 2) 1988	155, 1988	26 Dec 1988	S. 41 (1): Royal Assent (*b*)	—
Therapeutic Goods Act 1989	21, 1990	17 Jan 1990	15 Feb 1991	—
Commonwealth Serum Laboratories (Conversion into Public Company) Act 1990	77, 1990	22 Oct 1990	Ss. 6, 10, 13, 17: 1 Apr 1991 (see *Gazette* 1991, No. S75) S. 9 (2): (*c*) S. 11: 1 Apr 1991 S. 12: 22 Feb 1991 S. 16: 1 Apr 1991 Remainder: Royal Assent	S. 15 and 16 (5), (6)

(*a*) The *Commonwealth Serum Laboratories Act 1961* was amended by section 3 only of the *Statute Law (Miscellaneous Provisions) Act (No. 1) 1985*, subsection 2 (1) of which provides as follows:

"(1) Subject to this section, this Act shall come into operation on the twenty-eighth day after the day on which it receives the Royal Assent."

(*b*) The *Commonwealth Serum Laboratories Act 1961* was amended by subsection 41 (1) only of the *Community Services and Health Legislation Amendment Act (No. 2) 1988*, subsection 2 (1) of which provides as follows:

"(1) Subject to this section, this Act commences on the day on which it receives the Royal Assent."

NOTE—continued

Table of Acts—continued

(c) "(2) Subsection 9 (2) commences immediately after subsection 44B (3) of the Principal Act as amended by this Act is complied with."

The date on which the Commonwealth Serum Laboratories Limited certified that the requirements of subsection 44B (3) had been complied with was 22 March 1991.

Table of Amendments

Certain provisions of the *Commonwealth Serum Laboratories Act 1961* were repealed either prior to renumbering by the *Commonwealth Serum Laboratories (Conversion into Public Company) Act 1990* (No. 77, 1990) or by that Act. The amendment history of the repealed provisions appears in Table 1 below.

TABLE 1

ad. = added or inserted am. = amended rep. = repealed rs. = repealed and substituted

Provision affected	How affected
S. 4	rs. No. 7, 1980 am. No. 167, 1985; No. 94, 1986; No. 21, 1990 rep. No. 77, 1990
S. 5	am. No. 36, 1978; No. 7, 1980 rep. No. 77, 1990
S. 6	am. No. 7, 1980; No. 167, 1985; No. 21, 1990 rep. No. 77, 1990
Part II (ss. 7, 8, 10, 11, 11A, 12-21, 23, 23A-23C, 24-27, 31, 31A, 32-34, 34A, 34B, 35-44)	rep. No. 77, 1990
S. 7	am. No. 77, 1990 rep. No. 77, 1990
S. 8	am. No. 216, 1973; No. 7, 1980; No. 167, 1985 rep. No. 77, 1990
S. 9	rep. No. 7, 1980
S. 10	rep. No. 77, 1990
S. 11	am. No. 167, 1985 rep. No. 77, 1990
S. 11A	ad. No. 94, 1986 rep. No. 77, 1990
S. 12	rs. No. 7, 1980 rep. No. 77, 1990
Ss. 13, 14	rep. No. 77, 1990
Ss. 15, 16	am. No. 7, 1980; No. 167, 1985 rep. No. 77, 1990
S. 17	rep. No. 77, 1990
S. 18	am. No. 167, 1985 rep. No. 77, 1990
Div. 2 (ss. 19-21)	rep. No. 77, 1990

NOTE—continued
Table of Amendments—continued
TABLE 1—continued

ad. = added or inserted am. = amended rep. = repealed rs. = repealed and substituted

Provision affected	How affected
S. 19	am. No. 42, 1970; No. 216, 1973 rs. No. 7, 1980 am. No. 167, 1985 rep. No. 77, 1990
S. 20	am. No. 93, 1966; No. 7, 1980; No. 167, 1985 rep. No. 77, 1990
S. 21	rs. No. 7, 1980; No. 167, 1985 rep. No. 77, 1990
S. 22	rep. No. 7, 1980
Heading to Div. 3 of Part II	am. No. 167, 1985 rep. No. 77, 1990
Div. 3 (ss. 23, 23A-23C)	rep. No. 77, 1990
S. 23	am. No. 7, 1980; No. 167, 1985 rep. No. 77, 1990
S. 23A	ad. No. 7, 1980 am. No. 167, 1985 rep. No. 77, 1990
S. 23B	ad. No. 7, 1980 rep. No. 167, 1985
S. 23C	ad. No. 7, 1980 am. No. 167, 1985 rep. No. 77, 1990
Div. 4 (ss. 24-27)	rep. No. 77, 1990
S. 24	rep. No. 77, 1990
S. 25	rs. No. 7, 1980 rep. No. 77, 1990
S. 26	am. No. 93, 1966; No. 216, 1973; No. 7, 1980; Nos. 65 and 167, 1985 rep. No. 77, 1990
S. 27	am. No. 7, 1980; No. 167, 1985 rep. No. 77, 1990
Ss. 28, 29	rep. No. 7, 1980
S. 30	rep. No. 216, 1973 (as am. by No. 20, 1974)
Div. 5 (ss. 31, 31A, 32-34, 34A, 34B, 35-39, 42)	rep. No. 77, 1990
S. 31	am. No. 7, 1980 rep. No. 77, 1990
S. 31A	ad. No. 77, 1990 rep. No. 77, 1990
S. 32	am. No. 36, 1978; No. 7, 1980; No. 77, 1990 rep. No. 77, 1990

NOTE—continued
Table of Amendments—continued
TABLE 1—continued

ad. = added or inserted am. = amended rep. = repealed rs. = repealed and substituted

Provision affected	How affected
S. 33	am. No. 36, 1978; No. 7, 1980 rep. No. 77, 1990
S. 34	am. No. 36, 1978 rs. No. 7, 1980 rep. No. 77, 1990
Ss. 34A, 34B	ad. No. 7, 1980 rep. No. 77, 1990
S. 35	am. No. 7, 1980 rs. No. 167, 1985 rep. No. 77, 1990
S. 36	am. No. 7, 1980; No. 167, 1985 rep. No. 77, 1990
S. 37	rs. No. 7, 1980 rep. No. 77, 1990
S. 38	rs. No. 7, 1980 am. No. 167, 1985 rep. No. 77, 1990
S. 39	am. No. 36, 1978 rs. No. 7, 1980 rep. No. 77, 1990
Ss. 40, 41	rs. No. 7, 1980 rep. No. 167, 1985
S. 42	am. No. 216, 1973; No. 36, 1978; No. 7, 1980 rep. No. 77, 1990
Div. 6 (ss. 43, 44)	rep. No. 77, 1990
S. 43	rep. No. 77, 1990
S. 44	am. No. 36, 1978; No. 7, 1980 rs. No. 167, 1985 rep. No. 77, 1990
Part III (ss. 44A, 45)	rep. No. 77, 1990
S. 44A	ad. No. 7, 1980 am. No. 155, 1988 rep. No. 77, 1990
S. 45	rep. No. 77, 1990

NOTE—continued

Table of Amendments—continued

The amendment history of the *Commonwealth Serum Laboratories Act 1961* after renumbering by the *Commonwealth Serum Laboratories (Conversion into Public Company) Act 1990* appears in Table 2 below.

TABLE 2

ad. = added or inserted am. = amended rep. = repealed rs. = repealed and substituted

Provision affected	How affected
Title	rs. No. 77, 1990
S. 3	rep. No. 216, 1973 ad. No. 77, 1990
Ss. 4-7	ad. No. 77, 1990
Part 2 (ss. 8-11)	ad. No. 77, 1990
Ss. 8-11	ad. No. 77, 1990
Part 3 (ss. 12-19)	ad. No. 77, 1990
Ss. 12-19	ad. No. 77, 1990
Part 4 (ss. 20-25)	ad. No. 77, 1990
Ss. 20-25	ad. No. 77, 1990
Part 5 (ss. 26-30)	ad. No. 77, 1990
Ss. 26-30	ad. No. 77, 1990
Part 6 (ss. 31-35)	ad. No. 77, 1990
Ss. 31-35	ad. No. 77, 1990
Part 7 (ss. 36-42)	ad. No. 77, 1990
Ss. 36-42	ad. No. 77, 1990

TABLE SHOWING PARTS, DIVISIONS AND SECTIONS OF THE *COMMONWEALTH SERUM LABORATORIES ACT 1961* AFTER RENUMBERING BY THE *COMMONWEALTH SERUM LABORATORIES (CONVERSION INTO PUBLIC COMPANY) ACT 1990* (No. 77, 1990)

NOTE—This Table does not form part of the *Commonwealth Serum Laboratories Act 1961*, and is provided for convenience of reference only.

Old Number	New Number	Old Number	New Number	Old Number	New Number
Part I	Part 1	44G	14	54	29
Section	Section	44H	15	55	30
1	1	44J	16	Part V	Part 6
2	2	44K	17	Section	Section
3	3	44L	18	56	31
3A	4	44M	19	57	32
3B	5	Part III	Part 4	58	33
3C	6	Section	Section	59	34
3D	7	45	20	60	35
Part IIA	Part 2	46	21	Part VI	Part 7
Section	Section	47	22	Section	Section
44A	8	48	23	61	36
44B	9	49	24	62	37
44C	10	50	25	63	38
44D	11	Part IV	Part 5	64	39
Part IIB	Part 3	Section	Section	65	40
Section	Section	51	26	66	41
44E	12	52	27	67	42
44F	13	53	28		

Published for the Attorney-General's Department by the Australian Government Publishing Service

Printed by Authority by the Commonwealth Government Printer

9 780644 224673

AUSTRALIA

CSL Sale Act 1993

No. 88 of 1993

TABLE OF PROVISIONS

PART 1—PRELIMINARY

52029 Cat. No. 93 4638 3

TABLE OF PROVISIONS—*continued*

Section

TABLE OF PROVISIONS—*continued*

TABLE OF PROVISIONS—*continued*

AUSTRALIA

CSL Sale Act 1993

No. 88 of 1993

An Act relating to the sale of CSL Limited, and for related purposes

[*Assented to 30 November 1993*]

The Parliament of Australia enacts:

PART 1—PRELIMINARY

Division 1—Short title and commencement

Short title

1. This Act may be cited as the *CSL Sale Act 1993*.

Commencement

2.(1) Part 1 and sections 7 and 47 commence on the day on which this Act receives the Royal Assent.

(2) Sections 8 to 46 (inclusive) and sections 48 to 53 (inclusive) commence on the sale day.

(3) Sections 5 and 6 are taken to have commenced on 22 February 1991.

(4) If a provision of this Act has not commenced before 31 December 1994, the provision is taken to have been repealed on that day.

Division 2—Interpretation

Interpretation

3.(1) In this Act, unless the contrary intention appears:

"CSL" means the body corporate known before the sale day as CSL Limited by whatever name called, and in whatever form that body corporate takes, from time to time;

"CSL body" means CSL or a CSL subsidiary;

"CSL subsidiary" means a body corporate that is a subsidiary of CSL;

"Corporations Law" means the Corporations Law of a State or an internal Territory;

"DFRDB Act" means the *Defence Force Retirement and Death Benefits Act 1973*;

"employee" includes apprentice;

"Long Service Leave Act" means the *Long Service Leave (Commonwealth Employees) Act 1976* as in force immediately before the sale day;

"Maternity Leave Act" means the *Maternity Leave (Commonwealth Employees) Act 1973*;

"sale day" is the day declared under section 4;

"share", in relation to a body corporate, means a share in the body's share capital;

"SRC Act" means the *Safety, Rehabilitation and Compensation Act 1988*;

"Supervisory Mechanisms Act" means the *Superannuation Benefits (Supervisory Mechanisms) Act 1990*;

"voting share" has the same meaning as in the Corporations Law.

(2) For the purposes of this Act, the question whether a body corporate is a subsidiary of another body corporate is to be determined in the same manner as that question is determined under the Corporations Law.

The sale day

4.(1) The Minister for Finance must, by notice in the *Gazette*, declare the day described in subsection (2) to be the sale day.

(2) The day to be specified in the notice is the day that, in the opinion of the Minister for Finance, is the first day after the commencement of this Part on which a majority of the voting shares in CSL are acquired by a person, or persons, other than the Commonwealth or a nominee of the Commonwealth.

(3) The notice must be published within 14 days after the specified day.

PART 2—AMENDMENT OF THE COMMONWEALTH SERUM LABORATORIES ACT 1961

Principal Act

5. In this Part, **"Principal Act"** means the *Commonwealth Serum Laboratories Act 1961*[1].

Share capital of CSL

6. Section 8 of the Principal Act is amended:

(a) by omitting from subsection (1) "a" and substituting "an authorised and issued";

(b) by inserting in subsection (2) "issued" after "The amount of the".

Insertion of new Part

7. After Part 3 of the Principal Act the following Part is inserted:

"PART 3A— NATIONAL INTEREST RESTRICTIONS ON CSL LIMITED

"Division 1—Purpose and interpretation

Purpose

"19A. The purpose of this Part is to:

(a) provide for certain matters which affect the national interest in relation to the operations of CSL; and

(b) provide remedies in relation to some of those matters.

Interpretation

"19B.(1) In this Part, unless the contrary intention appears:

'administering body', in relation to a CSL body, means:

(a) a liquidator or provisional liquidator of the CSL body; or

(b) a receiver, receiver and manager, or other controller, of property of the CSL body; or

(c) an administrator of the CSL body; or

(d) an administrator of a deed of company arrangement executed by the CSL body; or

(e) an administrator (if any) of a compromise or arrangement entered into by the CSL body;

under the Corporations Law;

'associate', in relation to a person, has the meaning it would have under Division 2 of Part 1.2 of the Corporations Law if:

(a) section 12 of that Law were modified by omitting paragraphs (1)(b) and (c) and substituting the following word and paragraph:

"or (b) whether the primary person is in a position to exercise certain powers in relation to a body corporate;"; and

(b) sections 13 and 14 of that Law were disregarded;

'Australian body corporate' means a body corporate that:

(a) is incorporated by or under a law of the Commonwealth or of a State or Territory; and

(b) is substantially owned and, in the opinion of the directors of CSL at the time the matter is considered, effectively controlled by persons who are:

(i) Australian individuals; or

(ii) Australian government bodies; or

(iii) bodies corporate that have been determined to be Australian bodies corporate under a previous application of this definition; or

(iv) Australian fund managers;

'Australian citizen' has the same meaning as in the *Australian Citizenship Act 1948*;

'Australian fund manager' means the trustee or manager of a fund in which the total interests of Australian individuals, Australian government bodies and Australian bodies corporate represent at least 60% of the total interests in the fund;

'Australian government body' means:

(a) the Commonwealth, a State or a Territory; or

(b) a Commonwealth, State or Territory authority; or

(c) a local government body (whether incorporated or not) formed by or under a law of a State or a Territory; or

(d) a person who is a nominee of a body mentioned in paragraph (a), (b) or (c);

'Australian individual' means an individual who is an Australian citizen or is ordinarily resident in Australia;

'Australian person' means:

(a) an Australian individual; or

(b) an Australian government body; or

(c) an Australian body corporate; or

(d) an Australian fund manager;

'Corporations Law' means the Corporations Law of a State or an internal Territory;

'Court' means the Federal Court of Australia;

'CSL' means the body corporate known before the sale day as CSL Limited by whatever name called, and in whatever form that body corporate takes, from time to time;

'CSL body' means CSL or a CSL subsidiary;

'CSL subsidiary' means a body corporate that is a subsidiary of CSL;

'foreign-held voting shares' means:

(a) voting shares that are acknowledged in writing by the registered owner of those shares to be shares in which a foreign person has a relevant interest; or

(b) voting shares that the directors of CSL have, after reasonable inquiries, declared to be shares in which a foreign person has a relevant interest;

'foreign person' means a person who is not an Australian person;

'head office', in relation to CSL, means the place of business of CSL where central management and control are exercised;

'mandatory article' means a provision included in CSL's articles of association in accordance with section 19C;

'registered owner', in relation to a share, means the person who appears in the register of members as the holder of the shares;

'register of members' has the same meaning as in the Corporations Law;

'sale day' has the same meaning as in the *CSL Sale Act 1993*;

'share', in relation to a body corporate, means a share in the body corporate's share capital;

'voting share' has the same meaning as in the Corporations Law.

"(2) For the purposes of this Part, a body corporate is substantially owned by:

(a) Australian individuals; or

(b) Australian government bodies; or

(c) bodies corporate that have been determined to be Australian bodies corporate under a previous application of the definition of 'Australian body corporate' in subsection (1); or

(d) Australian fund managers;

if and only if the total value of shares in the body corporate in which persons other than persons mentioned in paragraphs (a) to (d) have relevant interests represents less than 40% of the total value of the issued share capital of the body corporate.

"(3) For the purposes of this Part, a person has a relevant interest in a share if, and only if, the person would be taken to have a relevant interest in the share because of Division 5 of Part 1.2 of the Corporations Law if section 33 of that Law were disregarded.

"(4) Subject to subsection (5), the directors of CSL must form the opinion for the purposes of the definition of 'Australian body corporate' in subsection (1) that a particular body corporate is not effectively controlled

by persons who are Australian individuals, Australian government bodies, Australian bodies corporate or Australian fund managers if any of the circumstances set out in subsection (6) apply in relation to the body corporate.

"(5) The directors of CSL may form the opinion for the purposes of the definition of 'Australian body corporate' in subsection (1) that a particular body corporate is effectively controlled by persons who are Australian individuals, Australian government bodies, Australian bodies corporate or Australian fund managers if, in spite of any of the circumstances set out in subsection (6), the directors are satisfied, on reasonable grounds, that the body corporate is effectively controlled by persons who are Australian individuals, Australian government bodies, Australian bodies corporate or Australian fund managers.

"(6) The circumstances are as follows:

(a) a single foreign person has relevant interests in at least 15% of the voting shares of the body corporate;

(b) foreign persons, either alone or together with associates of the foreign persons, are in a position to exercise (whether directly or indirectly) control over a significant proportion of the operations of the body corporate;

(c) foreign persons, either alone or together with associates of the foreign persons, are in a position (whether directly or indirectly) to veto any significant action taken by the board of directors of the body corporate;

(d) foreign persons, either alone or together with associates of the foreign persons, are in a position (whether directly or indirectly) to appoint, to secure the appointment or veto the appointment of at least half of the board of directors of the body corporate;

(e) foreign persons, either alone or together with associates of the foreign persons, are in a position to exercise in any manner (whether directly or indirectly), direction or restraint over any substantial issue affecting the management or affairs of the body corporate;

(f) the body corporate or at least 50% of its directors:

  (i) act or are accustomed to act; or

  (ii) under a contract, or an arrangement or understanding (whether formal or informal), are intended or expected to act;

in accordance with the directions, instructions or wishes of foreign persons, either alone or together with associates of the foreign persons, either generally or in relation to the body corporate's dealings with CSL or with shares in CSL.

"(7) An employee of a body corporate is not to be regarded for the purposes of subsection (6) as being in a position to:

(a) exercise control over a significant proportion of the operations of the body corporate; or

(b) exercise direction or restraint over any substantial issue affecting the management or affairs of the body corporate;

purely because he or she is an employee of the body corporate.

"(8) For the purposes of this Part, the question whether a person who is not an Australian citizen is ordinarily resident in Australia at a particular time is to be determined in the same manner as that question is determined under the *Foreign Acquisitions and Takeovers Act 1975*.

"(9) For the purposes of Divisions 3 and 4, a reference to CSL or to a CSL subsidiary includes a reference to an administering body in relation to CSL or the CSL subsidiary.

"*Division 2—Requirements regarding CSL's articles of association*

CSL's articles of association to include certain provisions

"19C.(1) The articles of association of CSL must, on and after the sale day, include the following provisions:

(a) a provision imposing restrictions on the counting of votes in respect of the appointment, replacement and removal of directors of CSL so as to prevent the votes attaching to all significant foreign shareholdings being counted in respect of the appointment, replacement or removal, of more than one-third of the directors of CSL who hold office at any particular time; and

(b) a provision requiring the directors of CSL, for the purposes of enforcing the articles giving effect to paragraph (a), to take reasonable steps to find out whether there are significant foreign shareholdings; and

(c) a provision conferring the following powers on the directors of CSL to enable the directors to enforce the articles giving effect to paragraph (a):

(i) the power to remove or limit the right of a person to exercise voting rights attached to voting shares in CSL in respect of the appointment, replacement or removal of a director of CSL; and

(ii) the power to remove a director of CSL; and

(d) a provision requiring that the head office of CSL always be located in Australia; and

(e) a provision requiring that the principal facilities used by CSL and any CSL subsidiaries to produce products derived from human plasma collected from blood or plasma donated by individuals in Australia always be located in Australia; and

(f) a provision requiring that, at all times, at least two-thirds of the directors of CSL be Australian citizens; and

(g) a provision requiring that the presiding director (however described) at a meeting of the board of directors of CSL be an Australian citizen; and

(h) a provision prohibiting CSL from taking any action at any time to become incorporated outside Australia.

"(2) In this section:

'significant foreign shareholding' means a holding of voting shares in CSL in which a foreign person has a relevant interest, if the foreign person has relevant interests in at least 5% of the voting shares in CSL.

Inconsistent alteration to CSL's articles of association to have no effect

"19D.(1) A special resolution of CSL that would, apart from this subsection, have the effect of altering CSL's articles of association so that the articles would not comply with section 19C has no effect.

"(2) A special resolution or resolution of CSL that, apart from this subsection:

(a) would, if acted on, result in a contravention of the mandatory articles; or

(b) would ratify an act or omission that contravenes the mandatory articles;

has no effect.

"(3) In this section:

'resolution' has the same meaning as in the Corporations Law;

'special resolution' has the same meaning as in the Corporations Law.

CSL to maintain a register of foreign-held voting shares

"19E.(1) CSL must on and after the sale day maintain a register of foreign-held voting shares.

"(2) If the Minister gives CSL a written request that CSL give to him or her the register or a copy of the register at such reasonable time and reasonable place as the Minister specifies, CSL must give the Minister the register or a copy of the register, as the case requires, in accordance with the request.

Injunctions in relation to contraventions of a mandatory article or section 19E

"19F.(1) Subsection (2) applies if CSL or any other person has engaged, is engaging or is proposing to engage in conduct constituting or that would constitute:

(a) a contravention of a mandatory article or section 19E; or

(b) attempting to contravene a mandatory article or section 19E; or

(c) aiding, abetting, counselling or procuring a person to contravene a mandatory article or section 19E; or

(d) inducing or attempting to induce, whether by threats, promises or otherwise, a person to contravene a mandatory article or section 19E; or

(e) being in any way, directly or indirectly, knowingly concerned in, or party to, the contravention by a person of a mandatory article or section 19E; or

(f) conspiring with others to contravene a mandatory article or section 19E.

"(2) The Court may, on the application of the Minister, grant an injunction, on such terms as the Court thinks appropriate, restraining CSL or the other person from engaging in the conduct and if the Court thinks it appropriate to do so, requiring CSL or the other person to do anything.

"(3) Subsection (4) applies if CSL or any other person has refused or failed, is refusing or failing, or is proposing to refuse or fail, to do an act or thing and that refusal or failure constitutes or would constitute:

(a) a contravention of a mandatory article or section 19E; or

(b) attempting to contravene a mandatory article or section 19E; or

(c) aiding, abetting, counselling or procuring a person to contravene a mandatory article or section 19E; or

(d) inducing or attempting to induce, whether by threats, promises or otherwise, a person to contravene a mandatory article or section 19E; or

(e) being in any way, directly or indirectly, knowingly concerned in, or party to, the contravention by a person of a mandatory article or section 19E; or

(f) conspiring with others to contravene a mandatory article or section 19E.

"(4) The Court may, on the application of the Minister, grant an injunction on such terms as the Court thinks appropriate, requiring CSL or the other person to do anything.

"(5) The Court may discharge or vary an injunction under this section.

Consent injunctions

"19G. On an application for an injunction under subsection 19F(2) or (4), the Court may, if the Court thinks it appropriate, grant an injunction by consent of all parties to the proceeding, whether or not the Court is satisfied that that subsection applies.

Interim injunctions

"19H. If the Court thinks it appropriate to do so, the Court may grant an interim injunction pending determination of an application under subsection 19F(2) or (4).

Factors relevant to the grant of a restraining injunction

"19J. The power of the Court to grant an injunction under subsection 19F(2) restraining CSL or any other person from engaging in conduct may be exercised:

(a) whether or not it appears to the Court that CSL or the other person intends to engage again, or to continue to engage, in conduct of that kind; and

(b) whether or not CSL or the other person has previously engaged in conduct of that kind; and

(c) whether or not there is an imminent danger of substantial damage to any person if CSL or the other person engages, or continues to engage, in conduct of that kind.

Factors relevant to the grant of a mandatory injunction

"19K. The power of the Court to require CSL or another person to do anything under subsection 19F(4) may be exercised:

(a) whether or not it appears to the Court that CSL or the other person intends to refuse or fail again, or to continue to refuse or fail, to do that act or thing; and

(b) whether or not CSL or the other person has previously refused or failed to do that act or thing; and

(c) whether or not there is an imminent danger of substantial damage to any person if CSL or the other person refuses or fails to do that act or thing.

Undertaking as to damages not required

"19L. If the Minister applies to the Court for the grant of an injunction under section 19F, the Court must not require the Minister, as a condition of granting an interim injunction, to give an undertaking as to damages.

Other orders

"19M. If the Court has power under section 19F to grant an injunction restraining CSL or another person from engaging in particular conduct, or requiring CSL or another person to do anything, the Court may, as well as or instead of granting an injunction, make such other orders as it thinks appropriate against CSL or the other person or a person who was involved in the conduct.

IMAGE EVALUATION TEST TARGET (MT-3)





DISCLOSURE®
Information Services, Inc.



1.0
4.5
2.8
2.5
3.2
2.2
3.6
4.0
2.0
1.1
1.8
1.25
1.4
1.6

150mm

6″





DISCLOSURE®
Information services, Inc.
5161 River Road-Bethesda, MD 20816

"*Division 3—Prohibition on disposal etc. of the Broadmeadows facility*

Declaration of Broadmeadows land

"19N. The Minister may, by notice in the *Gazette*, declare the whole, or any specified part of, the land located at Broadmeadows in the State of Victoria that has been transferred to CSL or a wholly-owned subsidiary of CSL by the Commonwealth on or before the sale day to be the Broadmeadows land for the purposes of this Division.

Prohibition on disposal etc. of Broadmeadows facility

"19P.(1) Neither CSL nor a wholly-owned subsidiary of CSL may:

(a) dispose of the whole of the Broadmeadows facility; or

(b) grant an interest (including a contingent interest) in the Broadmeadows facility; or

(c) grant a security interest in the Broadmeadows facility or any part of that facility;

without the written approval of the Minister.

"(2) Subsection (1) does not prevent CSL disposing of the facility, or granting an interest (including a contingent interest) in the facility, to a wholly-owned subsidiary of CSL.

"(3) Subsection (1) does not prevent a wholly-owned subsidiary of CSL disposing of the facility, or granting an interest (including a contingent interest) in the facility, to CSL or another wholly-owned subsidiary of CSL.

"(4) If a wholly-owned subsidiary of CSL owns or has an interest (including a contingent interest) in the Broadmeadows facility, neither CSL nor a wholly-owned subsidiary of CSL that directly or indirectly owns the first-mentioned subsidiary may:

(a) dispose of any shares in the first-mentioned subsidiary or any other wholly-owned subsidiary of CSL that directly or indirectly owns the first-mentioned subsidiary; or

(b) do anything that would cause the first-mentioned subsidiary not to be a wholly-owned subsidiary of CSL;

without the written approval of the Minister.

"(5) The Minister's approval under subsection (1) or (4) may be subject to conditions.

"(6) An act or transaction after the day this section commences which involves a contravention of subsection (1) or (4) is ineffective to the extent that it involves the contravention of that subsection.

"(7) In this section:

'Broadmeadows facility' means:

(a) the Broadmeadows land declared under section 19N; and

(b) the buildings and fixtures on that land on the day the land was transferred to CSL or a wholly-owned subsidiary of CSL by the Commonwealth; and

(c) buildings and fixtures that are constructed on or affixed to the land after that day;

'security interest' means an interest in or a power over property which secures payment of a debt or any other obligation.

"Division 4—Injunctions to ensure performance of plasma products contracts

Injunction to ensure performance of plasma products contracts

"19Q.(1) This section applies if the Commonwealth and CSL have entered into a contract (the **'contract'**), whether before or after the commencement of this section, in relation to the production by CSL or a CSL subsidiary of products derived from human plasma collected from blood or plasma donated by individuals in Australia.

"(2) Subsection (1) applies to the first contract of the kind described in that subsection and to any such contract subsequently entered into by the Commonwealth and CSL.

"(3) If CSL has engaged, is engaging, or is proposing to engage in conduct that constitutes, or would constitute, a breach of a provision of the contract, the Court must, on the application of the Minister, grant an injunction on such terms as the Court thinks appropriate:

(a) restraining CSL from engaging in the conduct; and

(b) if the Court thinks it appropriate, requiring CSL to do anything to ensure that the contract is performed by CSL.

"(4) If CSL has refused or failed, is refusing or failing, or is proposing to refuse or fail, to do anything that CSL is required by the contract to do, the Court must, on the application of the Minister, grant an injunction, on such terms as the Court thinks appropriate, requiring CSL to do that thing.

"(5) On an application for an injunction under subsection (3), the Court may, if the Court thinks a CSL subsidiary has caused or contributed to CSL having engaged, engaging or proposing to engage, in conduct that constitutes a breach of a provision of the contract, make such orders (including granting an injunction) as it thinks appropriate against the CSL subsidiary.

"(6) On an application for an injunction under subsection (4), the Court may, if the Court thinks a CSL subsidiary has caused or contributed to CSL having refused or failed, refusing or failing, or proposing to refuse or fail,

to do anything that CSL is required by the contract to do, make such orders (including granting an injunction) as it thinks appropriate against the CSL subsidiary.

"(7) The Court may discharge or vary an injunction under this section.

Consent injunctions

"19R. On an application for an injunction under subsection 19Q(3) or (4), the Court may, if the Court thinks it appropriate, grant an injunction by consent of all parties to the proceeding, whether or not the Court is satisfied that the subsection applies.

Interim injunctions

"19S. If the Court thinks it appropriate to do so, the Court may grant an interim injunction pending determination of an application under subsection 19Q(3) or (4).

Factors relevant to the grant of a restraining injunction

"19T.(1) The power of the Court to grant an injunction under subsection 19Q(3) restraining CSL from engaging in conduct must be exercised:

(a) whether or not it appears to the Court that CSL intends to engage again, or to continue to engage, in conduct of that kind; and

(b) whether or not CSL has previously engaged in conduct of that kind; and

(c) whether or not there is an imminent danger of substantial damage to any person if CSL engages, or continues to engage, in conduct of that kind; and

(d) whether or not the Commonwealth has or may have any other remedy available to it in relation to the conduct.

"(2) The power of the Court to grant an injunction under subsection 19Q(5) or (6) restraining a CSL subsidiary from engaging in conduct may be exercised:

(a) whether or not it appears to the Court that the subsidiary intends to engage again, or to continue to engage, in conduct of that kind; and

(b) whether or not it appears to the Court that CSL intends to engage or to continue to engage in conduct that constitutes a breach of a provision of the contract; and

(c) whether or not the subsidiary has previously engaged in conduct of that kind; and

(d) whether or not there is an imminent danger of substantial damage to any person if the subsidiary engages, or continues to engage, in conduct of that kind; and

(e) whether or not the Commonwealth has or may have any other remedy available to it in relation to the conduct.

Factors relevant to the grant of a mandatory injunction

"19U.(1) The power of the Court to require CSL to do a thing under subsection 19Q(4) must be exercised:

(a) whether or not it appears to the Court that CSL intends to refuse or fail again, or to continue to refuse or fail, to do that thing; and

(b) whether or not CSL has previously refused or failed to do that thing; and

(c) whether or not there is an imminent danger of substantial damage to any person if CSL refuses or fails to do that thing; and

(d) whether or not the Commonwealth or another person has or may have any other remedy available to it in relation to the refusal or failure to do that thing.

"(2) The power of the Court to require a CSL subsidiary to do a thing under subsection 19Q(5) or (6) may be exercised:

(a) whether or not it appears to the Court that the subsidiary intends to refuse or fail again, or to continue to refuse or fail, to do that thing; and

(b) whether or not it appears to the Court that CSL intends to refuse or fail again, or to continue to refuse or fail, to do anything that CSL is required by the contract to do; and

(c) whether or not the subsidiary has previously refused or failed to do that thing; and

(d) whether or not there is an imminent danger of substantial damage to any person if the subsidiary refuses or fails to do that thing; and

(e) whether or not the Commonwealth or another person has or may have any other remedy available to it in relation to the refusal or failure to do that thing.

Undertakings not required

"19V. If the Minister applies to the Court for the grant of an injunction under section 19Q, the Court must not require the Minister, as a condition of granting an interim injunction, to give any undertakings, including any undertakings as to damages.

Other orders

"19W.(1) If the Court has power under subsection 19Q(3) to grant an injunction restraining CSL from engaging in particular conduct, the Court may, as well as granting an injunction, make such orders as it thinks appropriate against CSL or any other CSL body involved in the conduct.

"(2) If the Court has power under subsection 19Q(4) to grant an injunction requiring CSL to do a thing, the Court may, as well as granting an injunction, make such orders as it thinks appropriate against CSL or any other CSL body involved in the refusal or failure of CSL to do the thing.

"Division 5—Miscellaneous

Delegation by Minister

"19X.(1) The Minister may delegate his or her powers and functions under this Part to a person who holds, or performs the duties of, a Senior Executive Service office in the Department.

"(2) In this section:

'Senior Executive Service office' has the same meaning as in the *Public Service Act 1922.*

Jurisdiction of courts

"19Y. The Federal Court of Australia has jurisdiction with respect to matters arising under this Part and that jurisdiction is exclusive of the jurisdiction of all other courts, other than the jurisdiction of the High Court under section 75 of the Constitution.

This Part to have effect despite the Corporations Law

"19Z. This Part has effect despite any provision of the Corporations Law.

Remedies under this Part to be additional remedies

"19ZA. The remedies conferred by this Part are in addition to any other remedies the Commonwealth would have apart from this Part.".

Other amendments

8. The Principal Act is further amended as set out in Schedule 1.

PART 3—AMENDMENT OF THE LONG SERVICE LEAVE (COMMONWEALTH EMPLOYEES) REGULATIONS

Principal Regulations

9. In this Part, **"Principal Regulations"** means the Long Service Leave (Commonwealth Employees) Regulations[2].

Schedule 1A

10.(1) Schedule 1A to the Principal Regulations is amended by omitting item 3A.

(2) The amendment of the Principal Regulations by subsection (1) does not prevent the Principal Regulations, as so amended, being amended or repealed by the Governor-General.

PART 4—AMENDMENT OF THE MATERNITY LEAVE (COMMONWEALTH EMPLOYEES) REGULATIONS

Principal Regulations

11. In this Part, **"Principal Regulations"** means the Maternity Leave (Commonwealth Employees) Regulations[3].

Schedule 2A

12.(1) Schedule 2A to the Principal Regulations is amended by omitting item 4.

(2) The amendment of the Principal Regulations by subsection (1) does not prevent the Principal Regulations, as so amended, being amended or repealed by the Governor-General.

PART 5—AMENDMENT OF THE PROCEEDS OF CRIME REGULATIONS

Principal Regulations

13. In this Part, **"Principal Regulations"** means the Proceeds of Crime Regulations[4].

Regulation 3B

14.(1) Regulation 3B of the Principal Regulations is amended by omitting paragraph (g).

(2) The amendment of the Principal Regulations by subsection (1) does not prevent the Principal Regulations, as so amended, being amended or repealed by the Governor-General.

PART 6—TRANSITIONAL AND SAVING PROVISIONS

Division 1—Transitional and saving provisions in relation to long service leave

Interpretation

15.(1) Unless the contrary intention appears, expressions used in this Division that are also used in the Long Service Leave Act have the same respective meanings as in that Act.

(2) In this Division:

"combined service period", in relation to an employee, means the total of:

(a) the period that is, immediately before the sale day, the employee's period of service for the purposes of the Long Service Leave Act; and

(b) the period starting on the sale day during which the employee continues to be an employee of a CSL body;

"employee" includes a person employed in a full-time or a part-time capacity;

"law" means:

(a) a law of the Commonwealth or of a State or Territory; or

(b) regulations or any other instrument (other than an award, determination or industrial agreement) made under such a law;

"post-sale long service leave rights", in relation to an employee, means any long service leave rights an employee acquires under an award, determination, industrial agreement or law (other than this Act) on or after the sale day.

Long service leave for employees with less than 10 years service

16.(1) This section provides that, in certain circumstances, a CSL body may grant long service leave to an employee whose period of service for the purposes of the Long Service Leave Act was less than 10 years.

(2) This section applies in relation to a person who was an employee of CSL immediately before the sale day if, at that time, the employee's period of service for the purposes of the Long Service Leave Act was less than 10 years.

(3) This section does not apply in relation to an employee who stops being an employee of a CSL body by dying. Section 18 covers those employees.

(4) If, from and after the sale day, the employee continues to be employed by a CSL body until his or her combined service period is at least 10 years, the CSL body may grant the employee long service leave on full salary for a period up to the employee's long service leave credit under subsection 19(1).

(5) If:

(a) the employee stops being an employee of a CSL body, on or after reaching the minimum retirement age, or because of retrenchment; and

(b) the employee's combined service period at the time when he or she stops being an employee of the CSL body is at least one year;

the CSL body may grant the employee long service leave on full salary for a period up to the employee's long service leave credit under subsection 19(1).

(6) If a period of long service leave may be granted to an employee under subsection (4) or (5), the CSL body may, if the employee asks in writing, grant the employee long service leave on half salary for a period not exceeding twice the first-mentioned period.

(7) Long service leave granted in the circumstances set out in subsection (5) is to be taken so as to end immediately before the employee stops being an employee.

(8) For the purposes of this section, the rate of salary to be used in working out the full salary of an employee is the rate that would be applicable to the employee under section 20 of the Long Service Leave Act as if:

(a) that section applied to the employee; and

(b) for the expression "section 16 or 17" in that section there were substituted the expression "section 16 of the *CSL Sale Act 1993*".

Payments in lieu of long service leave for employees with less than 10 years service

17.(1) This section provides that, in certain circumstances, a CSL body must pay an amount in respect of long service leave to an employee who has not used all of his or her long service leave credit by taking long service leave under section 16.

(2) This section applies in relation to a person who was an employee of CSL immediately before the sale day, if, at that time, the employee's period of service for the purposes of the Long Service Leave Act was less than 10 years.

(3) This section does not apply in relation to an employee who stops being an employee of a CSL body by dying. Section 18 covers those employees.

(4) Subject to subsection (7), if the employee stops being an employee of a CSL body on or after the day on which his or her combined service period reaches 10 years, the CSL body must pay him or her an amount equal to full salary in respect of his or her long service leave credit under subsection 19(2).

(5) Subject to subsection (7), if:

(a) the employee stops being an employee of a CSL body, on or after reaching the minimum retiring age, or because of retrenchment; and

(b) at that time the employee's combined service period is at least one year;

the CSL body must pay him or her an amount equal to full salary in respect of his or her long service leave credit under subsection 19(2).

(6) Subject to subsection (7), if:

(a) the employee stops being an employee of a CSL body; and

(b) the CSL body is satisfied that the employee left the CSL body because of ill-health that justified his or her so leaving; and

(c) when the employee left, his or her combined service period was at least one year;

the CSL body must pay him or her an amount equal to full salary in respect of his or her long service leave credit under subsection 19(2).

(7) An employee may, by written notice given to a CSL body before the employee stops being an employee of the CSL body:

(a) ask the CSL body not to make a payment to the employee under this section; or

(b) ask the CSL body to make a payment under subsection (4), (5) or (6) of a specified amount that is less than the amount that would otherwise be payable under that subsection.

(8) The CSL body must comply with the request made under subsection (7).

(9) For the purposes of this section, the rate of salary to be used in working out the full salary of an employee is the rate that would be applicable to the employee under section 21 of the Long Service Leave Act if:

(a) that section applied to the employee; and

(b) for the expression "sections 16 and 17" in that section there were substituted the expression "section 17 of the *CSL Sale Act 1993*".

Payments on the death of an employee

18.(1) This section applies in relation to a person who was an employee of CSL immediately before the sale day if, at that time, the employee's period of service for the purposes of the Long Service Leave Act was less than 10 years.

(2) If, on or after the sale day, the employee died and immediately before his or her death:

(a) the employee was an employee of a CSL body; and

(b) the employee's combined service period was at least one year; and

(c) the employee had one or more dependants;

the CSL body must make a payment to a dependant or to 2 or more dependants of the employee.

(3) The total amount of the payment or payments is the amount that would have been payable to the employee under section 17 if, on the day of his or her death, the employee had instead stopped being an employee of the CSL body on or after reaching the minimum retiring age.

(4) If subsection (2) applies, section 23 of the Long Service Leave Act has effect as if:

(a) that section applied to an employee of a CSL body; and

(b) a reference in that section to the approving authority were a reference to the CSL body; and

(c) the section were further modified as set out in the following table:

TABLE

Provision	Omit this expression	Insert this expression
section 23	this Act	section 18 of the *CSL Sale Act 1993*
subsections 23(2) and (3)	subsection 16(7) or 17(5)	section 18 of the *CSL Sale Act 1993*

Employee's long service leave credit for the purposes of sections 16 and 17

19.(1) For the purposes of section 16, an employee's long service leave credit is equal to the long service leave credit that the employee would have under the Long Service Leave Act for the period:

(a) starting when the employee started his or her period of service; and

(b) ending on the sale day;

if the employee had been retrenched on the sale day.

(2) For the purposes of section 17, an employee's long service leave credit is the employee's long service leave credit worked out under subsection (1) reduced by any long service leave credit used under section 16.

Division not to affect an employee's post-sale long service leave rights

20. To avoid doubt it is declared that this Division does not affect an employee's post-sale long service leave rights.

Saving—Long Service Leave Act

21. If, immediately before the sale day, the period of service under the Long Service Leave Act of an employee of CSL was at least 10 years, then:

(a) despite the amendment of the Long Service Leave (Commonwealth Employees) Regulations by this Act the employee's accrued rights under that Act continue; and

(b) that Act has effect after the sale day in relation to the employee as if CSL were an approving authority for the purposes of that Act.

Division . —Transitional and saving provisions relating to the Safety, Rehabilitation and Compensation Act 1988

Interpretation

22. Unless the contrary intention appears, expressions used in this Division that are also used in the SRC Act have the same respective meanings as in that Act.

Continued application of SRC Act

23. If a CSL body stops being a Commonwealth authority for the purposes of the SRC Act, the SRC Act continues to apply in relation to the CSL body to the extent and in the manner, set out in this Division.

Transitional provisions relating to the SRC Act that relate to CSL body employees and former CSL body employees

24.(1) The SRC Act continues to apply on and after the sale day in relation to:

(a) injuries suffered by employees of a CSL body before the sale day; and

(b) loss of, or damage to, property incurred by employees of a CSL body before the sale day;

including employees who have stopped being employees of a CSL body before the sale day.

(2) For the purposes of subsection (1), the SRC Act continues to apply as if:

(a) the CSL body continues to be a Commonwealth authority; and

(b) the chief executive officer of the CSL body (however described) continues to be the principal officer of a Commonwealth authority.

Transitional provisions relating to Division 4A of Part VII of the SRC Act

25.(1) On and after the sale day, Division 4A of Part VII of the SRC Act applies to a CSL body as if:

(a) the CSL body continues to be a Commonwealth authority; and

(b) the CSL body is not required to pay a premium under that Division in respect of that part of a financial year which occurs after the sale day; and

(c) the following word and paragraph were added at the end of subsection 96H(1):

"; or (f) in the case of an authority—the authority is not required to pay a premium under this Division in respect of part of a financial year.".

(2) If, 60 days after the sale day, an amount of premium payable by a CSL body to Comcare in respect of the period before the sale day remains unpaid, the amount is a debt due to the Commonwealth and payable to Comcare.

Transitional provision relating to Part VIIIA of the SRC Act

26. On and after the sale day, Part VIIIA of the SRC Act continues to apply to a CSL body as if any licence granted to the CSL body under that Part was revoked on the sale day.

Transitional provision relating to section 128A of the SRC Act

27. On and after the sale day, section 128A of the SRC Act continues to apply to a CSL body as if the CSL body continues to be a prescribed Commonwealth authority for the purposes of that section.

Notification of amount of salary etc. paid to employees of a CSL body

28.(1) This section applies to a CSL body that was a Commonwealth authority immediately before the sale day.

(2) The chief executive officer (however described) of the CSL body must notify the Commission, within 28 days after the sale day of the amount of salary, wages or pay paid to employees of the CSL body in the period starting on 1 July in the financial year in which the sale day occurs and ending on the day before the sale day.

Refund of licence fee paid under the SRC Act

29.(1) If a CSL body has paid a licence fee in respect of the licence fee year in which the sale day occurs under section 107R of the SRC Act, the CSL body is entitled to be paid an amount equal to the amount worked out using the following formula:

$$\textbf{Licence fee} \times \frac{\textbf{No. of refund days}}{365}$$

where:

"Licence fee" means the fee paid under section 107R of the SRC Act in respect of the licence fee year in which the sale day occurs;

"No. of refund days" means the total number of days in the period beginning on the sale day and ending on the last day of the licence fee year in which the sale day occurs.

(2) An amount to which a CSL body is entitled under subsection (1) must be paid out of the Consolidated Revenue Fund which is appropriated accordingly.

(3) In this section:

"licence fee year" means the year beginning on the starting date of a licence granted under section 107J of the SRC Act and ending on the day before the anniversary of that date.

Amendment of declarations under the SRC Act

30.(1) A notice published in the *Gazette* before the sale day that declares a CSL body to be a body corporate to which the SRC Act applies for the purposes of the definition of "Commonwealth authority" in subsection 4(1) of the SRC Act is to have effect on and after the sale day as if it did not contain a reference to the CSL body.

(2) Subsection (1) does not prevent the declaration, as affected by that subsection, being amended or revoked by the Minister.

Division 3—Transitional and saving provisions in relation to superannuation and other retirement benefits

Saving—deferred benefits under the *Superannuation Act 1922*

31.(1) This section applies if, immediately before the sale day, an employee of a CSL body was a person to whom deferred benefits were applicable under section 119W of the *Superannuation Act 1922*.

(2) For the purposes of Division 3 of Part XA of the *Superannuation Act 1922*, the employee is taken to continue in public employment on and after the sale day while the employee continues to be employed by a CSL body.

(3) This section is subject to Division 3 of Part XA of the *Superannuation Act 1922*.

Saving—deferred benefits under the *Superannuation Act 1976*

32.(1) This section applies if, immediately before the sale day, an employee of a CSL body was a person to whom deferred benefits were applicable under section 139 of the *Superannuation Act 1976*.

(2) For the purposes of Division 3 of Part IX of the *Superannuation Act 1976*, the employee is taken to continue in public employment on and after the sale day while the employee continues to be employed by a CSL body.

(3) This section is subject to Division 3 of Part IX of the *Superannuation Act 1976*.

Saving—period of eligible employment for the purposes of Division 3 of Part IX of the *Superannuation Act 1976*

33.(1) This section applies if, immediately before the sale day, a period of employment of a person by a CSL body was a period of eligible employment for the purposes of Division 3 of Part IX of the *Superannuation Act 1976*.

(2) Despite employment by a CSL body having stopped being eligible employment for the purposes of Division 3 of Part IX of the *Superannuation Act 1976*, the period of eligible employment continues to be a period of eligible employment for the purposes of that Division.

Saving—deferred benefits under the DFRDB Act

34.(1) This section applies if, immediately before the sale day, an employee of a CSL body was a person to whom deferred benefits were applicable under section 78 of the DFRDB Act.

(2) For the purposes of Division 3 of Part IX of the DFRDB Act, the employee is taken to continue in public employment on and after the sale day while the employee continues to be employed by a CSL body.

(3) This section is subject to Division 3 of Part IX of the DFRDB Act.

Saving—period of eligible employment for the purposes of Division 3 of Part IX of the DFRDB Act

35.(1) This section applies if, immediately before the sale day, a period of employment of a person by a CSL body was a period of eligible employment for the purposes of Division 3 of Part IX of the DFRDB Act.

(2) Despite employment by a CSL body having stopped being eligible employment for the purposes of Division 3 of Part IX of the DFRDB Act, the period of eligible employment continues to be a period of eligible employment for the purposes of that Division.

Application—*Superannuation Act 1922*

36. On and after the sale day, section 145 of the *Superannuation Act 1922* does not apply in relation to a CSL body.

Application—*Superannuation Act 1976*

37. On and after the sale day, a CSL body is not an approved authority for the purposes of the *Superannuation Act 1976*.

Application—*Superannuation Act 1990*

38. On and after the sale day, a CSL body is not an approved authority for the purposes of the *Superannuation Act 1990*.

Division 4—Other transitional and saving provisions

Transitional maternity leave provisions relating to employees of CSL who are not on maternity leave immediately before the sale day

39.(1) This section applies if:

(a) immediately before the sale day, a person was a female employee of CSL; and

(b) within 12 months after the sale day, the person would have been entitled to begin leave granted under the Maternity Leave Act if CSL had continued to be a prescribed authority for the purposes of that Act.

(2) On and after the sale day, the Maternity Leave Act continues to apply to the person in relation to the confinement in respect of which she would have been entitled to leave as if CSL continues to be a prescribed authority for the purposes of that Act.

Transitional maternity leave provisions relating to employees of CSL who are on maternity leave on or before the sale day

40.(1) This section applies if:

(a) immediately before the sale day, a person was a female employee of CSL; and

(b) on the sale day, the person is on leave granted under the Maternity Leave Act.

(2) On and after the sale day, the Maternity Leave Act continues to apply to the person in relation to the confinement in respect of which the leave was granted as if CSL continues to be a prescribed authority for the purposes of that Act.

Saving—*Crimes (Superannuation Benefits) Act 1989*

41.(1) Subject to subsection (2), if a person who is an employee of a CSL body before the sale day committed a corruption offence while such an employee, then, on and after the sale day, the *Crimes (Superannuation Benefits) Act 1988* continues to apply in relation to the person in respect of the offence as if the CSL body continues to be a Commonwealth authority.

(2) A superannuation order may not be made under the *Crimes (Superannuation Benefits) Act 1989* in relation to employer contributions or benefits paid or payable to a superannuation scheme by a CSL body after the sale day.

(3) A superannuation scheme in relation to which employer contributions or benefits are paid or payable by a CSL body is not a superannuation scheme for the purposes of the *Crimes (Superannuation Benefits) Act 1989* in respect of a corruption offence committed by a person after the sale day.

(4) Despite paragraph 19(3)(d) of the *Crimes (Superannuation Benefits) Act 1989*, an order under that paragraph may only specify that an amount paid into the Consolidated Revenue Fund before the sale day by or on behalf of CSL, belongs to the Commonwealth.

(5) If:

(a) a person who was an employee of CSL before the sale day committed a corruption offence while such an employee; and

(b) the person was paid benefits before, on or after the sale day out of the Consolidated Revenue Fund;

then, despite paragraph 19(4)(b) of the *Crimes (Superannuation Benefits) Act 1989*, an order under that paragraph may only specify that an amount equal to the total benefits paid out of the Consolidated Revenue Fund be paid to the Commonwealth.

(6) Unless the contrary intention appears, expressions used in this section that are also used in the *Crimes (Superannuation Benefits) Act 1989* have the same respective meanings as in that Act.

Saving—*Commonwealth Serum Laboratories Act 1961*

42. Despite the repeal of section 40 of the *Commonwealth Serum Laboratories Act 1961* by Schedule 1, that section continues to apply to CSL in relation to a financial year in which the Commonwealth owns a majority of the voting shares in CSL on a day during that financial year.

Saving—DPP Act

43.(1) Despite the DPP Act ceasing to apply to certain acts, omissions or proceedings in connection with a CSL body because the CSL body stops being an authority of the Commonwealth for the purposes of that Act, that Act continues on and after the sale day to apply in relation to:

(a) acts or omissions that occurred before the sale day; and

(b) the taking of civil remedies connected with or arising out of a prosecution that relates to acts or omissions referred to in paragraph (a).

(2) In this section:

"DPP Act" means the *Director of Public Prosecutions Act 1983*.

Saving—*Judiciary Act 1903*

44.(1) Despite section 46 of this Act, section 55E of the *Judiciary Act 1903* continues to apply in relation to:

(a) any proceedings to which CSL is a party that were started before the commencement of this section; and

(b) any matter that an authorised person, by signed writing, certifies is a matter in relation to which CSL gave written instructions before the commencement of this section to the Australian Government Solicitor; and

(c) any matter that an authorised person, by signed writing, certifies is a matter involving a claim against CSL in respect of which the Commonwealth has agreed to indemnify CSL;

as if CSL were a body established by an Act.

(2) A document purporting to be a certificate under subsection (1) is, unless the contrary is established, to be taken to be such a certificate.

(3) In this section:

"authorised person" means:

(a) the Secretary to the Attorney-General's Department; or

(b) a person holding or performing the duties of a Senior Executive Service office, within the meaning of the *Public Service Act 1922*, in that Department.

Saving—*Proceeds of Crime Act 1987*

45.(1) Despite the amendment of the Proceeds of Crime Regulations by Part 5, section 34C of the *Proceeds of Crime Act 1987* continues to apply in relation to relevant offences that caused financial loss to CSL that were committed before the sale day as if CSL continued to be a GBE.

(2) Unless the contrary intention appears, expressions used in this section that are also used in the *Proceeds of Crime Act 1987* have the same respective meanings as in that Act.

PART 7—OTHER PROVISIONS RELATING TO THE SALE OF CSL

CSL not to be established by or under an Act or established by the Commonwealth

46.(1) On and after the sale day, CSL is not taken for the purposes of a law to be:

(a) established by or under an Act; or

(b) established by the Commonwealth;

unless a law expressly provides otherwise.

(2) To avoid doubt, it is declared that subsection (1) does not affect the operation of the *Commonwealth Serum Laboratories Act 1961* or any other law before the commencement of this section.

(3) In subsections (1) and (2):

"law" means:

(a) an Act of the Commonwealth or of a State or Territory; and

(b) regulations or other instrument made under such an Act.

Exemption from State and Territory taxes and fees

47.(1) No tax is payable under a law of a State or a Territory in respect of:

(a) an exempt matter; or

(b) anything done (including a transaction entered into or an instrument or document made, executed, lodged or given) because of, or for a purpose connected with or arising out of, an exempt matter.

(2) An authorised person may in writing certify that:

(a) a specified matter or thing is an exempt matter; or

(b) a specified thing was done (including a transaction entered into, or an instrument or document made, executed, lodged or given) because of, or for a purpose connected with or arising out of, a specified exempt matter.

(3) A certificate under subsection (2) is, in all courts and for all purposes, evidence of the matter stated in the certificate.

(4) In this section:

"authorised person" means:

(a) the Minister; or

(b) the Secretary to the Department; or

(c) a person holding or performing the duties of a Senior Executive Service office within the meaning of the *Public Service Act 1922*, being an office in that Department, authorised by the Secretary, in writing, for the purposes of this section;

"exempt matter" means:

(a) the transfer of property (whether real or personal) by the Commonwealth to a CSL body on or before the sale day; or

(b) the issue or allotment of shares by a CSL body to the Commonwealth or another person on or before the sale day; or

(c) an agreement between the Commonwealth and another person relating to the sale, issue or allotment of shares in a CSL body; or

(d) the transfer of shares in a CSL body by the Commonwealth or a nominee of the Commonwealth to another person; or

(e) the receipt of money (whether before, on or after the sale day) by the Commonwealth, a CSL body or another person acting on behalf of the Commonwealth or a CSL body from persons who are, on or before the sale day, buying or subscribing for shares in CSL; or

(f) the operation of this Act;

"tax" means:

(a) stamp duty or any other tax; and

(b) a fee (other than a fee payable under the Corporations Law of a State or a Territory);

but does not include a tax or a fee (other than a fee payable under the Corporations Law) specified in a notice signed by the Minister and published in the *Gazette*.

Regulations connected with the sale of CSL

48.(1) Subsection 48(2) of the *Acts Interpretation Act 1901* does not apply to regulations made under any Act that:

(a) are connected with the sale of CSL; and

(b) include a declaration that the Governor-General is satisfied that they are connected with the sale of CSL; and

(c) are expressed to take effect on the sale day.

(2) Regulations covered by subsection (1) take effect on the sale day.

Cessation of mobility rights

49.(1) If Division 2 or 3 of Part IV of the *Public Service Act 1922* applied to an employee of a CSL body immediately before the sale day, then that Division stops applying to the employee on the sale day.

(2) If Division 4 of Part IV of the *Public Service Act 1922* applied to an employee of a CSL body immediately before the sale day, then:

(a) the *Officers' Rights Declaration Act 1928*; and

(b) Division 4 of Part IV of the *Public Service Act 1922*;

stop applying to the employee on the sale day.

Refund of contribution paid under the *Occupational Health and Safety (Commonwealth Employment) Act 1991*

50.(1) If a CSL body has paid a contribution to the cost of the administration of the *Occupational Health and Safety (Commonwealth Employment) Act 1991* under section 67H of that Act in respect of the financial year in which the sale day occurs, then the CSL body is entitled to be paid the amount worked out using the following formula:

$$\textbf{Contribution} \times \frac{\textbf{No. of refund days}}{365}$$

where:

"Contribution" means the contribution paid by the CSL body in respect of that financial year;

"No. of refund days" means the total number of days in the period beginning on the sale day and ending on the last day of the financial year in which the sale day occurs.

(2) An amount to which a CSL body is entitled under subsection (1) must be paid out of the Consolidated Revenue Fund, which is appropriated accordingly.

CSL body not to be eligible or relevant body for the purposes of the *Superannuation Benefits (Supervisory Mechanisms) Act 1990*

51.(1) A notice published in the *Gazette* before the sale day that declares a CSL body to be an eligible body for the purposes of the Supervisory Mechanisms Act is to have effect on and after the sale day as if it did not contain a reference to the CSL body.

(2) A notice published in the *Gazette* before the sale day that declares a CSL body to be a relevant body for the purposes of the Supervisory Mechanisms Act is to have effect on and after the sale day as if it did not contain a reference to the CSL body.

(3) Neither subsection (1) nor (2) prevents the declaration as affected by that subsection being amended or revoked by the Minister.

(4) In subsection (3):

"Minister" has the same meaning as in the Supervisory Mechanisms Act.

Ending CSL's liability under the *Commonwealth Borrowing Levy Act 1987*

52.(1) Subject to subsection (2), CSL is not liable on or after the sale day to pay an amount of levy imposed by the *Commonwealth Borrowing Levy Act 1987* on a borrowing undertaken before the sale day.

(2) Subsection (1) does not apply in relation to an amount of levy that was paid or payable before the sale day.

Amendments of other Acts

53. The Acts specified in Schedule 2 are amended as set out in that Schedule.

SCHEDULE 1

Section 8

OTHER AMENDMENTS OF THE COMMONWEALTH SERUM LABORATORIES ACT 1961

Section 3 (definitions of "group company", "operate", "protected body", "protected business name", "protected company name", "protected name", "protection time" and "registered"):

Omit.

Section 4:

Repeal.

Subsection 16(1):

Omit.

Part 4:

Repeal.

Sections 30, 39 and 40:

Repeal.

Subsection 42(2):

Omit.

SCHEDULE 2

Section 53

AMENDMENTS OF OTHER ACTS

Administrative Decisions (Judicial Review) Act 1977

Schedule 1:

Add at the end:

": (u) decisions of CSL Limited or a company that is a subsidiary of that company.".

Commonwealth Borrowing Levy Act 1987

Schedule (item 12):

Omit.

Insurance Act 1973

Subsection 5(2B):

Omit.

National Crime Authority Act 1984

Schedule 2:

Omit "Commonwealth Serum Laboratories Commission".

Occupational Health and Safety (Commonwealth Employment) Act 1991

Schedule:

Omit "Commonwealth Serum Laboratories Commission".

NOTES

1. No. 38, 1961, as amended. For previous amendments, see No. 93, 1966; No. 42, 1970; No. 216, 1973; No. 37, 1976; No. 36, 1978; No. 7, 1980; Nos. 65 and 167, 1985; No. 94, 1986; No. 155, 1988; and No. 77, 1990.

2. Statutory Rules 1957 No. 49, as amended. For previous amendments, see 1967 No. 100; 1968 No. 74; 1969 Nos. 184 and 195; 1970 No. 124; 1972 Nos. 46 and 131; 1973 No. 86; 1974 No. 17; 1976 Nos. 259 and 267; 1977 Nos. 58, 73, 134 and 155; 1978 Nos. 26, 73, 110, 111 and 269; 1979 Nos. 32 and 121; 1980 Nos. 38, 193, 199 and 262; 1981 Nos. 135, 285, 356 and 374; 1982 Nos. 258, 312 and 313; 1983 No. 218; 1984 No. 193; 1985 No. 181; 1986 No. 113; 1987 Nos. 17 and 211; 1988 Nos. 95, 96, 128 and 356; 1989 Nos. 147 and 271; 1990 No. 327; 1991 Nos. 224, 264 and 325; and 1992 Nos. 56, 99 and 138.

   See also Act No. 196 of 1992.

3. Statutory Rules 1982 No. 163, as amended. For previous amendments, see 1983 No. 216; 1984 Nos. 220, 235 and 434; 1985 Nos. 366 and 382; 1987 Nos. 210 and 326; 1988 Nos. 28 and 358; 1989 Nos. 130, 148 and 241; 1990 Nos. 383 and 473; 1991 Nos. 223 and 326; and 1992 Nos. 10, 57 and 137.

4. Statutory Rules 1987 No. 244, as amended. For previous amendments, see 1989 No. 236; and 1991 No. 460.

[*Minister's second reading speech made in—*
House of Representatives on 29 September 1993
Senate on 28 October 1993]

Printed by Authority by the Commonwealth Government Printer (13/93)

FILMED

JUNE 1994

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